Form 20-F
period 2002-12-31
CANADIAN ZINC CORP
filed 2005-07-15
CIK 910569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  2 0 - F

____

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2002

OR

___

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________   to  ______________

Commission file number   0-22216

CANADIAN ZINC CORPORATION

___________________________________________________________

(Exact name of Company as specified in its charter)

Not applicable

_________________________________________________________________

(Translation of Company’s name into English)

Province of British Columbia, Canada

__________________________________________________________________

(Jurisdiction of incorporation or organization)

700 West Pender Street, Suite 1202, Vancouver, British Columbia, V6C 1G8

___________________________________________________________________

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value

___________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

___________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report:

36,138,169 Common Shares as at December 31, 2002

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    xx       No  ___

Indicate by check mark which financial statement item the Company has elected to follow:

Item 17  xx    Item 18  ____

(APPLICABLE ONLY TO COMPANYS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes____    No ____   Not Applicable _xx_

The information set forth in this Annual Report on Form 20-F is as at December 31, 2002 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Significant measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 13 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

ITEM 4.

INFORMATION ON THE COMPANY

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

ITEM 8.

FINANCIAL INFORMATION

ITEM 9.

THE OFFER AND LISTING

ITEM 10.

ADDITIONAL INFORMATION

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

[RESERVED]

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

SIGNATURES

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for  2000 and 2001 are derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in Footnote 13 to the financial statements.  The financial statements  have been audited by Moore Stephens Ellis Foster Ltd. Chartered Accountants, as indicated in their reports which are included as Exhibits to this Annual Report, as are the financial statements for those years.

The selected financial data of the Company for 2000, 1999 and 1998 are derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and have been audited by Ellis Foster, Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with Canadian GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31/02	Dec 31/01	Dec 31/00	Dec 31/99	Dec 31/98
Net income (loss)	(937)	(737)	(597)	(150)	(209)
Net income (loss) Per Share	(0.03)	(0.03)	($0.02)	($0.01)	($0.01)
Wgt. Avg. No. Shares	33,548	27,678	24,132	20,119	18,573
Working Capital	(6)	473	881	326	254
Prairie Creek Mine Prop.	12,746	12,559	11,958	11,229	10,941
Current Liability	77	78	141	40	57
Shareholders' Equity	12,879	13,182	12,884	11,581	11,236
Total Assets	12,956	13,260	13,026	11,621	11,292

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with U.S. GAAP

	Year	Year
	Ended	Ended
	Dec 31/02	Dec 31/01
Net income (loss)	(1,296)	(1,338)
Net income (loss) per Share	(0.04)	(0.05)
Wgt. Avg. No. Shares	33,548,663	27,678,223
Dividends Per Share	0.00	$0.00
Working Capital	(6)	473
Prairie Creek Mine Prop.	3,250	3,250
Current Liability	77	78
Shareholders' Equity	3,382	3,873
Total Assets	3,460	3,951

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On May 15, 2003, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) $1.3743.

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	2003					2002
	May	April	March	February	January	December
High for period	1.4424	1.4940	1.4955	1.4940	1.5800	1.6190
Low for period	1.3403	1.4407	1.4584	1.4407	1.5170	1.5024

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year ended December 31
	2002	2001	2000	1999	1998
Average for the period	1.57	1.55	1.49	1.48	1.49

B. Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Company’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Company will be subjected to an array of complex economic factors and technical considerations.  Delays in obtaining governmental approvals, inability to obtain financings or other factors could cause delays in exploring and developing properties.  Such delays could materially adversely affect the financial performance of the Company.  Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, the discharge of toxic chemicals and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration and development programs.

Title Matters

The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  Some claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirement.  Mining leases and surface leases owned by the Company have been surveyed accordingly.  Other parties may dispute the Company’s title to its mining properties.

While the Company has investigated title to all mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfer or native land claims and title may be affected by undetected defects.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  The Company competes with other exploration and mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interest as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of precious metals and other minerals is volatile and cannot be controlled.  If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects that the Company has an interest in could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of products from that ore.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  Mineral prices have fluctuated widely, particularly in recent years.  The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties the Company must obtain regulatory approval and there is no assurance that such approvals will be obtained.  Although the Company believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Uninsured Risks

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration activities.  The Company may become subject to liability for hazards which it cannot insure against or which it may elect to insure against because of premium costs or other reasons.  In particular, the Company is not insured for environmental liability or earthquake damage.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Canadian Zinc Corporation (“the Company”) was incorporated in British Columbia, Canada, on December 16, 1965 under the name "Pizza Patio Management Ltd.".  The Company changed its name to "San Andreas Resources Corporation" on August 29, 1991 and to "Canadian Zinc Corporation" on May 25, 1999.

The Company's head office, and the registered and records office, is located at Suite 1202, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

The authorized capital of the Company was 100,000,000 shares of common stock without par value as of December 31, 2002, , of which 36,138,169 shares were issued and outstanding as at December 31, 2002 and   May 15, 2003 respectively.

The Company is a public company listed on the Toronto Stock Exchange under the symbol "CZN" and is engaged in the business of exploration and, when warranted, development of natural resource properties.  The Company, based in Vancouver, British Columbia, Canada, is exploring the Prairie Creek Property and adjacent ground (a zinc/lead/silver property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.  It has also recently signed a letter of intent to enter into an Option Agreement on the Damoti Lake Gold Project also in Northwest Territories, some 185 km north of Yellowknife.

From incorporation in 1965 until July 1991, the Company was exclusively in the restaurant business.  Pizza Delight Corporation Ltd. was the parent of the Company until July 29, 1991, when the Company sold its entire restaurant business and assets to Pizza Delight Corporation.  With this sale, the Company changed its focus and began activities in the natural resource industry.  Current management was not involved in the Company's affairs at that time.

Effective April 21, 1991 the Company completed a two-for-one stock split, and all references to shares will refer to post-split numbers unless otherwise specified.

Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party.)  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, the mining and surface leases of which are subject to a net smelter royalty of 2%, in favour of Titan Pacific Resources Ltd. with a maximum of $8.2 million.

The purchase price for the mineral interests was $3,250,000 paid between 1993 and October 1995 in full, in cash and shares.  The purchase price was allocated $2,750,000 to the land and $500,000 to the plant and equipment.

Between 1991 and May 2000, a number of Private and Brokered Placements took place to fund the Company and its exploration and development programs, primarily on the Company’s Prairie Creek Property.

At the Annual General Meeting held on May 25, 2000, a new board of directors consisting of Robert J. Gayton (CFO, VP Finance), Wayne D. Lenton, John A. MacPherson (Chairman), Dr. Hugh Morris, Dr. David Shaw and Malcolm J.A. Swallow (President and CEO) was appointed by the shareholders   Since then until the end of fiscal 2001, the Company raised a total of $2.3 million, to fund the Prairie Creek Project and general and administrative expenses.

In January of 2001, the Company completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Company’s Prairie Creek property in NWT.  The comprehensive study identified a number of different development and production scenarios and confirmed the feasibility of mining and milling operation on the site.  The operation would take advantage of the existing mine and mill infrastructure put in place by the Hunt Brothers in 1982, but never operated.  Indicated capital costs for the new operation are estimated to be CDN$40.5 million including the construction of an all weather access road to the site.

During November 2001, John F. Kearney joined the Board and Wayne D. Lenton resigned from the Board.   During 2002, Hugh C. Morris resigned from the Board.

On March 8th 2002, the Company signed a Letter of Intent to enter into an Option Agreement with Standard Mining Corporation; a wholly owned subsidiary of Doublestar Resources LTD. to acquire 50% of the Damoti Lake advanced Gold exploration Project, in the Northwest Territories.  The Option Agreement contemplates Canadian Zinc expending $2.4 million on the property over four years to earn its 50% position and also making annual lease payments in cash and stock. Upon completion, all expenditures on the property will be through a Joint Venture agreement with Doublestar.  The property is subject to a 2% NSR to the original stakers.

The Damoti Lake property consists of 14 contiguous claims covering 11,500 acres and gold was first discovered on the property in 1992.  Gold mineralisation is hosted within Iron Formation, which is intercalated within a folded meta-sedimentary package.  Canadian Zinc will carry out an extensive due diligence review, as part of the Option process. Following an extensive review of the project including a number of site visits and significant geological re-interpretation, it was decided not to proceed with the project in the light of the shortage of operating funds in the Company.  In March 2003 the project was returned to Doublestar after expending a total $184,747.

The Company relies on equity financings to fund its financial commitments. Between May 2000 and May  2003, the Company completed a number of financings to fund its on going programs, resulting in a total of  $2,910,430 being raised net of expenses, with a total of 36,138,169 shares of common stock issued and outstanding.

B.

 Business Overview

Canadian Zinc Corporation (the “Company” or “CZN”) is engaged in the business of exploration and, when warranted, development of a natural resource property.  The Company, based in Vancouver, British Columbia, Canada, is exploring the Prairie Creek Mine property (a zinc/lead/silver property) located approximately 300 miles west of Yellowknife in the Northwest Territories, Canada.

Significant progress was made on Prairie Creek during 2002 but metal prices, especially Zinc continue to languish.

Many analysts expect metal prices to improve significantly within the next two years. Zinc, the primary metal at Prairie Creek, continues to hover around its 14 year low.  Copper and Lead, the other metals produced have suffered in a similar fashion, with only Silver showing some improvement in price.  Exchange rates for the Canadian Dollar against the US dollar have also reacted unfavourably, with the US dollar value of sales decreasing against the Canadian dollar costs of the project.  However, as the metals prices languish near their historical real lows, the recovery in prices when it comes will be sharp and prolonged since the current marginal producers will have been driven out of production.  This continues to give the Directors encouragement to bring the Prairie Creek project forward. The Mine remains one of the highest grade undeveloped base metal properties in the world and a major Canadian resource.

The Board of Directors made a strategic change in the corporate policy of the Company, by considering diversification into other properties and other metals. This will result in a more efficient use of personnel and capital, resulting in a stronger company, no longer reliant on one group of metals or a single property.   Gold prices represent one of the few high spots in the metals markets and consequently Canadian Zinc will continue to pursue projects of merit, particularly in gold.  The Company continues to search for projects of merit and has examined a number of other opportunities during the year, non of which have come to fruition at this time. The Issuer will scrutinize all new projects intensely and carry out a thorough investigation of each property, before committing the Company’s capital and time on any project.

C.

 Organizational Structure

The Company has no subsidiaries and, to the best of its knowledge, no shareholders holding more than 10% of its issued and outstanding shares

D.  Property, Plants and Equipment

The properties of the Company are in the exploration stage only.  The Company has no producing properties and has not had any revenue from any mineral since incorporation.

Principal Property – Prairie Creek, NT

The Prairie Creek Property consists of a 100% interest in the mining leases, surface leases and staked mineral claims described below, the mining and surface leases of which are subject to a 2% net smelter royalty in favour of Titan Pacific Resources Ltd. capped at a maximum of $8.2 million.

Land Tenure

The Prairie Creek Property is comprised of:

•

Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315, and 3338; (8,848.4 acres, expiring from September 20, 2010 to August 5, 2020). Surface Leases Numbers 95 F/10-5-3 and 95 F/10-7-2; (325.81 acres).  The Surface Leases are presently held in an overholding tenancy pending negotiation of their renewal with the Department of Indian and Northern Affairs Canada.

•

Three staked mineral claims comprising 6,691.60 acres; these claims extend the current land holdings to include an area, which is approximately 27 kilometres long by 2-3 kilometres wide. Unless converted to mining leases, these claims will expire in August 2002.

•

Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 acres.   Sufficient assessment work has been filed on these claims to hold them in good standing for five years.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.  The negotiations are currently at the Interim Measures and Agreement In Principle stage.  The outcome of the negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Deh Cho form of government to oversee the delivery of programs and services to residents within the DCFN territory.  It is expected that the negotiations will take some five to seven years to complete.

In 1996, the Company and the Band successfully negotiated and executed the Prairie Creek Development Cooperation Agreement (the “Agreement”).  The overall intent of the Agreement was to establish and maintain a positive and cooperative working relationship between the Company and Band in respect of the further development and operation of the mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Band and other DCFN.  This Agreement foresaw the many benefits, which could accrue to the Band and the DCFN in conjunction with development of the road and mine, and made provision for maximizing opportunities to realize these benefits.  To this end, the Agreement provides employment and contracting opportunities as well as equity participation for the Band and the DCFN.  The reaching of this Agreement was endorsed by Band Council Resolution and supported as well by the DCFN by Tribal Council Resolution.

In the Agreement, the Band proclaimed its support for the mine and the establishment of the access road in recognition of the significant benefits to the Band and the DCFN communities as a whole, and undertook to assist the Company in procuring permits, approvals and licences necessary to bring the mine into production, as well as grants, guarantees or other financial assistance from Government towards the establishment of the access road.

Location, Access and Climate

The Prairie Creek Property is situated approximately 350 kilometres north of Fort Nelson, British Columbia, the nearest railhead and 500 kilometres west of Yellowknife, the administrative centre of the Northwest Territories.

Year round access is provided by aircraft to a 3000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property is also accessible by a winter road, which extends from the property to the Liard Highway, a distance of 170 kilometres.  The Liard Highway is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

The climate is sub-Arctic, being characterized by long cold winters with pleasant summers.  Snowfall is light and only minor difficulty has been experienced in operating throughout the winter months.

Property Geological Summary

The Prairie Creek Deposit contains a significant mineral resource of over 11.8 million tonnes grading 12.5% zinc (Zn), 10.1% lead (Pb), 161 g/tonne silver (Ag) and 0.4% copper (Cu).  Three distinct styles of base metal mineralisation have so far been discovered on the property:  Mississippi Valley-type cavity style (MVT), Vein and Stratabound.  MVT Zn-Pb mineralisation is exposed in the northern portion of the property within a marginal carbonate sequence.  The latter two styles of mineralisation occur within the Prairie Creek embayment feature in a Siluro-Ordovician sedimentary sequence.  The majority of the current mineral resource reports to Vein Pb-Zn-Ag-Cu and occurs in a crosscutting steeply east dipping fault with a northerly strike.  The remainder of the mineral resource occurs as Stratabound massive sulphides, which were recently discovered proximal to the Vein mineralisation.  The close proximity of the two styles of deposit may indicate a somewhat similar genetic origin.

The principal Vein structure, at Prairie Creek, cuts through Ordovician age dolostones and graphitic shales of the Whittaker and Road River Formations.  The distinctly different style of mineralisation, termed Stratabound, was encountered in 1992 during deeper drilling near the Vein.  The Stratabound mineralisation presently consists of a resource of 1.4 million tonnes grading 10.3% zinc, 5.0% lead and 53 g/tonne silver.  This style of deposit is found, so far, wholly within the Upper Whittaker Formation dolostones.  Drill holes such as PC-92-15, have cut significant composite intercepts such as 4.4% lead and 9.3% zinc over 28 meters of core.  Stratabound sphalerite-galena-pyrite sulphides occur predominately in a subunit of the Whittaker termed the Mottled Horizon located approximately 200 meters below the present mill level (870 m) underground workings.

Since 1991, the Company has completed 42,000 meters of surface diamond drilling and an underground sampling program, which has greatly expanded the inventory of known resources on the property to the current 11.8 million tonnes.  The discovery in 1992 of Stratabound type mineralisation in the main zone opened up multiple exploration targets for the discovery of further Stratabound deposits.  Potential for significant increases in Stratabound mineralisation exist throughout the property.  Drilling on Zone 3 has so far been restricted by topography limiting the areas of potential mineralisation that can be drilled.  Such Stratabound mineralisation has the potential to significantly increase the tonnage fed to the mill, due to its much higher tonnes per vertical meter of depth.

The Vein-type deposit remains open ended to the north and south of the current resource, which is defined over only 2.5 kilometres of the 16-kilometer prospective corridor.  With many Vein occurrences exposed throughout its length, the prospects for additional Vein and Stratabound material are excellent over the remaining 14 kilometres of subsurface.  Consequently, there remains excellent potential for discovering additional massive sulphides in the vicinity of the Prairie Creek Mine, which will further add to the already substantial mineral resource base.

Pre-Company History and Exploration

The original discovery of mineralisation on the property was made in 1928 at the showing known as the "No. 5 Zone".  In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd.  The claims lapsed in 1965 and were restaked by the prospector and subsequently conveyed to Cadillac Explorations Ltd. ("Cadillac") in 1966, who also acquired a 182,590 acre prospective permit.  This permit expired in 1969 and 6659 acres (210 claims) were selected by Cadillac and brought to lease.  Additional claims have since been acquired.

During 1966 to 1969, trenching was carried out on a number of zones and underground exploration commenced.  The property was optioned to Penarroya Canada Ltee. ("Penarroya") in 1970 and the underground development was extended.  Surface drilling and preliminary metallurgical testing was also conducted. Penarroya discontinued their work in late 1970 and Cadillac resumed full operation of the project.

Cadillac further developed the underground workings and resampled the crosscuts in 1979.

In 1980, Cadillac acquired a 1,000-ton per day concentrator and transported it to the minesite.  In December 1980, Procan Exploration Company Ltd. ("Procan") agreed to provide financing for construction, mine development and working capital necessary to attain production based on an independent feasibility study.

Construction activities continued until May 1982 when they were suspended due to lack of financing.  Subsequently Cadillac went into bankruptcy.  In 1991, Nanisivik Mines Limited acquired the property through the bankruptcy proceedings.  In August 1991, Nanisivik granted the Company its option to earn a 60% interest in the property and in March 1993, the Company acquired a 100% interest in the Prairie Creek Property, subject to the net smelter return royalty in favour of Titan Pacific Resources Ltd.

Geological Setting

The Prairie Creek Mine is located in the southern portion of the Mackenzie Mountains physiographic subdivision within the Northern Cordillera Geosyncline.  The Southern Mackenzie Mountains are underlain by Lower Paleozoic carbonates of the Mackenzie shelf, and associated basinal limestones, dolostones and shales.

Structurally the prevalent orientation of faulting and folding is north-south.  Faults and fold axial planes dip both east and west.  A number of north trending thrust faults cut through the region.  The east dipping Tundra Thrust Fault (located on the Prairie Creek Property) and, 30 kilometers to the west, the west dipping Arnica Thrust Fault define the present margins of the Prairie Creek paleobasin, which accumulated a thick Devonian sequence of sediments (including the Cadillac and Funeral Formations).  The two principal styles of base metal sulphide mineralisation occur within the Prairie Creek basinal feature in the Ordovician-Silurian Whittaker and Road River Formations.

Property Geology and Recent Exploration and Development

The northern part of the property is underlain by a marginal carbonate sequence of the Root River, Camsell and Sombre Formations.  This sequence is bounded to the west by the east dipping Tundra Thrust, which forms the eastern boundary of the Prairie Creek basinal sequence.

In the southern part of the property the mine is geologically situated on the eastern margin of the Prairie Creek Embayment (Morrow D.W. and Cook D.G., 1987).  This ancient basinal feature is composed primarily of a conformable sequence including the Lower Ordovician Whittaker Formation dolostones, Silurian Road River Formation shales, and Cadillac Formation thinly bedded limy shales.  Lower to Middle Devonian Arnica and Funeral Formation dolostones and limestone overlie this assemblage on the northern part of the property.

In the southern part of the property faulting and folding axis trend generally north-south, resulting in windows of older Road River shales cored by the Whittaker Formation dolostones being exposed along the core of the main Prairie Creek anticline.  The Prairie Creek anticline is structurally bounded to the east by the PC Fault and to the west by the Gate Fault.

Property Base Metal Mineralisation

There are three main styles of base metal mineralisation so far located on the property:  Vein sulphides, Stratabound sulphides (both of which occur in the southern part of the property) and Cavity infill sulphides (MVT) which are found in the marginal carbonates in the northern sector of the property.  Exploration at Prairie Creek has revealed many base metal mineral showings along the entire 27-kilometer length of the property.  Historical exploration of the property has led to the referencing of these surface mineral showings by name.

In the northern section of the property MVT type showings occur and are referred to, from north to south over a distance of 10 kilometers, as the Samantha, Joe, Horse, Zulu, Zebra and Road Showings.  In the southern part of the property, where Vein occurrences were exposed at surface, the mineral showings were referred to as sequentially numbered Zones.  Some of these mineral Zones, as a result of recent exploration by drilling, are now known to also contain Stratabound mineralisation in subsurface.  The subsurface area above the underground workings is referred to as Zone 3.  Originally Zones 1 and 2 occurred adjacent to Zone 3, however, as a result of continuing exploration, Zone 1 and 2 are now incorporated and considered part of Zone 3.  A further expression of Vein mineralisation, known as the Rico Showing, is located 4 kilometers to the north of Zone 3.  Zone 3 contains the present estimated mineral resource, which includes both Vein and Stratabound mineralisation.  Extending south from the minesite (or Zone 3) are a series of other Vein exposures referred to as Zones 4 through 12, extending over a distance of 10 kilometers.

Vein Sulphides

Quartz Vein Sulphide mineralisation occurs in a north-south trending 16 kilometer long corridor in the southern portion of the property (referred to as Zones 1 through 12).  The bulk of the mineral resources outlined to date on the property are established on only one of these Vein occurrences, namely Zone 3 (which includes Zone 1 & 2).

The vein in Zone 3 strikes approximately north and dips steeply to the east (variable from -40°E to -90° and averages -65°E).  Most of the surface mineralized zones at Prairie Creek occur within Road River Formation shales.  These showings generally occur close to the axial plane of a tight north-south doubly plunging anticline. Mineralisation comprises galena, sphalerite, lesser pyrite, tennantite-tetrahedrite as massive to disseminated in a quartz-carbonate-dolomite matrix.  Silver is present in equal amounts both in galena and tennantite-tetrahedrite.  Vein widths are variable (from <0.1m to >5m) but overall averages indicate a horizontal thickness of approximately 2.7 meters.  The most extensive known Vein occurrence is in Zone 3 where underground development has proven 940 meters of strike length and diamond drilling has indicated a continuance of the vein for a further 1.2 kilometers.  The vein remains open to the north and is expected to continue at depth for a further 4 kilometers.  Evidence of the vein continuing is the Vein occurrence at the Rico Showing on surface 4 kilometers north on strike of the vein.  In Zone 3, the vein appears to be a tensional fault feature co-planar to a tight N-S trending fold axis.

At the end of the 930 meter level workings, the main vein dissipates into the mid Road River shales.  Rock competency appears to be a controlling feature on formation of the vein hence in the upper shales of the Road River and Cadillac Formations the vein is not well structured.  Drilling at depth has indicated a continuance of the vein however little information is available below the 600 meter elevation mark.

Also of note towards the end of the 930 meter level workings (crosscut 30) are a series of narrow (average 0.5 meter wide) massive sphalerite-tennantite veins striking at approximately 40° to the main Vein trend.  This zone is referred to as Vein Stockwork and carries a calculated mineral resource based on underground sampling and limited diamond drilling.  It is proposed that the Stockwork system formed as tensional openings formed by primary movement along the Vein fault structure.

Stratabound Sulphides

Stratabound mineralisation was discovered in 1992 while drilling to extend Vein resources at depth.  So far indications of Stratabound mineralisation have been found by drilling along the trend of the Prairie Creek Vein System over a strike length of more than 3 kilometers.  This type of deposit has so far been located by drill holes in Zones 3, 4, 5 and 6 (Findlay, October 2000).  Stratabound massive sulphides occur largely within a mottled dolostone unit of the Whittaker Formation close to both the Vein system and the axis of the Prairie Creek anticline.

Stratabound sulphide mineralisation has now been identified in three stratigraphic horizons of the Upper Whittaker Formation.  Mineralisation consists of sphalerite-pyrite-galena, totally replacing the host dolostone with little apparent alteration.  Apparent thicknesses of the Stratabound zone of up to 28 meters have been drill intercepted.  Stratabound mineralisation is generally fine grained, banded to semi massive, consisting of massive fine grained sphalerite, coarse grained galena and disseminated to massive pyrite.  This type of sulphide mineralisation appears to be genetically related to the Vein mineralisation, however it is different in its mineralogy and structural setting.

There are presently no underground workings that intercept Stratabound material.  The main drill defined Stratabound deposit occurs 200 meters below the 870 meter level at the minesite.

Cavity Style Sulphides

Cavity-style infilling sulphide mineralisation is located at the Zebra showing which is one of the southern showings in a belt that extends for 10 kilometers to the north and includes the Zulu, Joe and Samantha showings.  Mineralisation is comprised of colliform rims of sphalerite, brassy pyrite and minor galena with or without later dolomite infilling.  Mineralisation is hosted within the Root River Formation.

Mineralisation occurs discontinuously at approximately the same stratigraphic horizon along this NNW trend. This sulphide appears to be classic Mississippi Valley Type mineralisation occurring in open cavity type settings.

This style of mineralisation is similar to some of the deposits mined at Pine Point, Northwest Territories.  Since these showings occur in a more remote location of the property and are somewhat lower grade they have not been the focus of any major exploration.

1992 Prairie Creek Property Exploration

The highlight of the 1992 Exploration Program was the diamond drilling discovery of a new Stratabound zinc and lead deposit directly down dip of Zone 3 vein deposit.

The Company started the 1992 Exploration Program with the objective of building a mineable reserve by drilling the down dip extension of the vein deposits in Zone 3. This zone is just one of thirteen lead/zinc/silver mineralized vein showings along a 10.5 mile long structural trend within the Company’s property.  All the existing mine and mill infrastructure on the property is located in the Zone 3 area.

Most of the pre-1992 exploration and development work was focused on Zone 3. This vein, which dips at about 63 degrees east, was examined by drifts on three levels separated by about 200 feet.  The mid level, at 3,050 feet above sea level, has accessed about 3,000 feet of vein strike.  The lowest drift, at the level of the Prairie Creek valley near the plant (2850 feet above sea level) accesses about 1600 feet of vein.

The Stratabound deposit discovered by drill hole PC-92-8 lies about 650 feet below the elevation of the concentrator plant on surface.  The deposit is cross-cut by the vein structure and is therefore older than the vein deposits.  After hole PC-92-8, the focus of the exploration effort in Zone 3 was centered on extending this new deposit.  By the end of the year, a total of thirteen holes had penetrated the deposit.  The maximum thickness of the sulphide mineralisation intersected was over 80 feet of true width and the mineralisation was seen to be always within the same stratigraphic horizon.  By year end, the deposit appeared to have a minimum area of approximately 500 feet by 230 feet.

1993 Prairie Creek Property Exploration Programs

In 1993 a $1.4 million exploration program was designed to determine the extent of the Stratabound mineralisation in the area of Zone 3, to expand known vein mineralisation, and re-evaluate three showings in the northern part of the property.

The 1993 drilling program in Zone 3 resulted in a 67% increase during the year in the size of the Stratabound deposit over previously known dimensions.  Holes PC-93-23, 24, 25, 27, and 35 extended the deposit to the southeast by approximately 500 feet.  The deposit remained open in two directions.  With the additional drill hole information on the structural and stratigraphic setting of the deposit it was determined that a model along the lines of some of the Irish carbonate hosted lead/zinc deposits (i.e., Lisheen, Galmoy and Silvermines) may be the most appropriate analogy for the Prairie Creek Stratabound deposit.

In order to test regionally for signs of the same kind of mineralisation as the Stratabound deposit in Zone 3, ten holes were drilled sporadically along the structural trend for a distance of approximately 4.5 miles south of Zone 3. The host horizon to the mineralisation was encountered in every hole and strong evidence for another Stratabound deposit was encountered in Zone 6, approximately two miles south of Zone 3. The intersection here in PC-93-41 could not be followed up because of a seasonal lack of water in the area.

In late 1993 hole PC-93-50 in Zone 3 intersected vein mineralisation 550 feet below the underground workings in the northern half of the deposit.  This hole indicated that the vein is present and strongly mineralized at this depth and established a large block of untested, prospective ground within easy range of the mine infrastructure both below and to the north of the present underground workings.

The Rico Showing, at the northern end of the main Prairie Creek vein trend, was trenched and a vertically dipping mineralized vein was exposed.  Some additional mineralisation was found to the east of the vein which appears to be Stratabound but structurally controlled by shallow dipping faults.

In addition to the drilling activity, the Company undertook a surface mapping/prospecting campaign in the northern half of the property from the winter road NNE to the Samantha Showing.  A significant development from this work was the incorporation of the three existing showings in the area (Samantha, Joe and Winter Road Gossan) with three new showings (Zebra, Horse and Zulu) into a six-mile long trend.  All of these showings are gossanous outcroppings within the same formation.  The weathered, crumbly rock fragments from these showings give high grades of zinc.  The Zebra, Horse and Zulu Showings all have unweathered zinc mineralisation in a cavity-filling setting with associated pyrite and dolomite mineralisation. The recognition of this trend of showings as a separate and geologically distinct mineralisation type from both the vein and the Stratabound deposits in the southern part of the property was an important discovery for the Company.  This trend represents a shallow target for exploration with a similar type of mineralisation to the Pine Point deposits (i.e., Mississippi Valley Type).

During 1993 the Company advanced metallurgical studies primarily on the vein mineralisation but also concluded studies on the Stratabound mineralisation types. From these studies and subsequent discussions with various smelters by the Company's consultants it was established that marketable concentrates of lead and zinc can be produced from the vein mineralisation.

1994 Prairie Creek Property Exploration Programs

Exploration activity during the 1994 field season was conducted between May and November.  Work consisted predominately of diamond drilling focused mainly on increasing definition of known mineralized zones.  A second drill was purchased and was operating by July 1994.  A total of 13,265 metres was drilled in 37 holes.  Zone 3 was the primary focus of drilling.  Other areas drilled included Zone 6, Zebra, Rico and Zone 5.

New road construction in steep terrain permitted drill access in the previously unexplored northern portion of Zone 3. A new Stratabound style mineralized body (referred to as SD2) was intersected in this area early in the season (hole PC-94-56).  Towards the end of the season, a third Stratabound/stockwork mineralized zone of considerable thickness was intersected (PC-94-82) further north and higher in the stratigraphic package than SD2.  This zone awaits further drilling.

Intersections below previously identified mineralisation at the north end of Zone 3 significantly increased the vein resources.  In addition, two holes intersected a wide stockwork zone of high-grade, steeply-dipping, sphalerite-quartz stringers in the footwall of the main structure in and around the 930 metre level.  This stockwork provides significant additional resources and expands the potential of the vein system to supply relatively low cost millfeed.

A single high-grade massive sulphide intersection of over two metres in thickness was drilled in the Upper Spar horizon in Zone 6 (PC-94-64).  Mineralisation could not be found in three follow-up holes at 40 metre step-outs.  Nevertheless, this intersection coupled with a seven metre wide non-sulphide zinc mineralisation intersection within the PC Fault, approximately 60 metres to the east, raises the importance of Zone 6 as a future exploration target for Stratabound type mineralisation.

An induced polarization (IP) geophysical survey was conducted in the Zebra area.  Significant chargeability anomalies were detected.  A single IP line from the Joe Showing to the Horse Showing was also surveyed.  Follow-up drilling at Zebra encountered widespread sulfide mineralisation and two or more horizons of colloform pyrite-sphalerite MVT style mineralisation.

1995 Prairie Creek Property Exploration Program

The 1995 drilling program at Prairie Creek increased the total mineral resources from 6.2 million tonnes to 10.6 million tonnes, grading 13.1% zinc, 11.4% lead and 188 gms/tonne silver.  A summary of the mineral resources, of which 2.8 million tonnes is in the category of proven and probable reserves, was prepared by MRDI Canada, a division of H.A. Simon.

The additional mineral resources were indicated by 7 step-out drill holes, 6 of which were spaced at 200 metre intervals, moving in a northerly direction.  All these step-out holes successfully intercepted the main vein structure; consequently, the strike length of the vein has been extended from 850 metres to more than 2.1 kilometres.

The Company's confidence in the increased resource estimate, was based upon the extended strike length, and arises from the consistency of the vein previously demonstrated by 1.4 kilometres of underground drifting and 42 diamond drill holes.  Furthermore, the most impressive step-out hole was the most northerly one drilled in the 1995 program, which returned the best grades and indicated the possible existence of multiple parallel vein structures in the area continuing to the north.

Environmental and geotechnical studies were carried out to facilitate the preproduction permitting process.  A project description report was compiled by Rescan Environmental Ltd. and filed with the Northwest Territories Regional Environmental Review Committee (RERC) in Yellowknife.  This report contains details of the environmental work completed on behalf of the Company at the Prairie Creek Property.  The report was filed to elicit terms of reference for an initial environment evaluation report.  A Land Use Permit Application for upgrading the access road to an all-weather road was also filed with the appropriate government agency.

1996 Prairie Creek Property Planned Exploration Program

In 1996 there was no active exploration at Prairie Creek.  On December 10, 1996 the Company completed the negotiation of the Prairie Creek Development Cooperation Agreement with the Nahanni Butte Dene Band of Deh Cho First Nations in the Northwest Territories of Canada.

1997 Prairie Creek Property Exploration Program

To add to the database a number of aspects of exploration and mining were examined in 1997 including: underground sampling, metallurgy and an independent resource assessment.

An underground exploration program was carried out at Prairie Creek in order to complete sampling information from the 3 levels of workings.  After rehabilitation of the 870m and 930 meter underground levels had been completed, a series of 231 chip samples were collected from 294 meters of previously unsampled underground drift development.

The above assay results and widths represent the main vein structure only; there are significant “ore” grades on the flanks of this structure and these are expected to contribute substantial tonnages to the total deposit. A number of samples were used to verify the results of work carried out by previous operators and these have been confirmed by assay results.  A random selection of the 1997 samples were umpired at a second independent laboratory and these confirmed the accuracy of the initial assays.  Additional samples from 19 diamond drill holes were taken; additional “ore” grade assays were returned from 3 of these holes extending the width of previously known “ore” intersections.

Certain metallurgical aspects were also examined as part of the 1997 exploration program.  The results of simulated heavy media tests indicate that a quarter inch crush/grind would probably be a suitable medium for rejection of almost 60% of the gangue (from the “ore”) without incurring significant losses of values.  The major benefit of reduced gangue is that either the existing mill will not require the proposed expansion or, with the expansion of the mill, the throughput of “ore” could be substantially increased.  A thermal alternative was investigated when it had been determined that mercury could not be removed from the zinc concentrate by physical means.  The results of roasting tests have been encouraging with the successful removal of up to 92% of the mercury content in the zinc concentrate.  The benefit of reducing the mercury levels is the increase in the marketing options for the zinc concentrate.

1998 Prairie Creek Property Exploration Program

In January 1998, a Resource Estimation was carried out by MRDI Canada, a wholly owned subsidiary of AMEC E&C Services Limited. The information used in the resource estimate by MRDI was derived from the Company's diamond drill hole data, channel sampling from underground development and from a number of the more clearly defined drill logs from previous operators.

The database for compilation incorporated 1,529 sample assays from the Vein (both underground channels and diamond drilling), 39 samples from the stockwork (both underground channels and diamond drilling) and 282 sample assays (drilling only).  The silver grades were cut to 600 g/tonne.  Specific gravity laboratory measurements were provided for 231 Vein samples and 22 Stratabound samples.  MRDI completed regression analysis to determine an appropriate function to calculate specific gravity for the remainder of the samples.  The mineral resource was classified into measured, indicated and inferred resources, based upon level of confidence according to the Australasian Code for Reporting Identified Mineral Resources and Ore Reserves, using drilling grid spacing and continuity of mineralisation as determined through the geo-statistical review of the data.  MRDI staff visited the property site and agreed that the data and interpreted model represents the Prairie Creek Deposit.

As a Qualified Person representing Canadian Zinc Corporation, Alan B. Taylor states that in his opinion the categories of measured, indicated and inferred mineral resources in The Australasian Code for Reporting of Mineral Resources and Ore Reserves used by MRDI are substantially equivalent to the categories of measured, indicated and inferred mineral resources in the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines as incorporated in National Instrument 43-101.

The “1998 mineral resource estimation” reflected the impact of step-out exploratory drilling at depth and along strike of the previously known mineral reserve subsequently completed by CZN since acquiring the property.  While tonnage increased in direct proportion to area of influence, the basic Vein mineralogy and structure remained the same.  The “MRDI resource” grades include all intercepts in a specific area, and has had no blocks removed by a cut off grade.

It is fully understood that the 1998 mineral resource is strictly an in-situ mineral resource estimation and further delineation drilling and underground drifting is required in order to raise the confidence level of the resources.

During the year, minimum exploration took place at the Property, which was placed in a care and maintenance program only.

1999 Prairie Creek Property Exploration Program

During 1999 a small exploration program commenced on newly staked mineral claims adjacent to the existing land holdings.  The Gate 1-4 Claims were staked covering an area of 9245 acres to the west of the main property.  Exploration consisted of geological mapping, soil and rock sampling over areas that contain similar geology with that of the Prairie Creek. This exploration resulted in the discovery of a vein in outcrop with select samples grading similar with that of the main established vein at the Prairie Creek Property.  Also a large zinc soil anomaly was located over favourable geology.  Further follow-up was recommended.

2000 Prairie Creek Property Exploration Program

In 2000, the Company carried out a helicopter supported exploration reconnaissance program in the Nahanni region based out of the Prairie Creek minesite.  This month long program covered an area of 4,000 square kilometers and consisted mainly of stream sediment sampling.  Six target areas, which merit follow-up exploration, were identified and additional reconnaissance exploration is recommended in specific areas.  In connection with an on-going scoping study further metallurgical samples were collected, the mill equipment was reassessed and a land use permit application was submitted.  The road access corridor, tailings pond and the underground workings were re-examined for future production considerations and capital cost estimates.

2001 Prairie Creek Property Activities and Exploration and Development Programs

In January of 2001, the Company announced the successful completion of a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.

The comprehensive study identified a number of different development and production scenarios.  The base case indicates a break-even cash cost of production of US 34.5 cents per pound of saleable zinc after by-product credits, but before financing and taxation.  The operation will take advantage of the existing mine and mill infrastructure put in place by the Hunt Brothers in 1982, at a cost of CDN$67 million, but never operated.  The replacement cost of this mine and mill is estimated at $100 million in today’s dollars.  Indicated capital costs for the new operation are estimated to be CDN$40.5 million including the construction of an all weather access road to the site.

The base case financial model indicates that the operation at a capital cost of CDN$40.5 million would have a pre-tax and financing IRR of 45.6% and an NPV (at 10% discounted cash flow) of CDN$97.2 million dollars over the first ten years of a minimum 18 year mine life.  The study used long term metal prices of US$0.90 per lb Cu, US$0.50 per lb Zn, US$0.25 per lb Pb and US$5.50 per ounce Ag.  The Canadian dollar was kept constant at US$0.66.  On this basis, for every cent the Zn price is over the break-even production cost of US 34.5 cents per pound; pre tax and financing cash flow increases by around US$0.64 million per annum.

The Study took six months to complete and includes metallurgical testwork, mill re-design, alternative mining methods, inclusion of paste backfill in the mine design, capital and operating cost estimates, a review of smelter terms and conditions for the Prairie Creek concentrates and other operating parameters.  It was prepared in house using independent consultants and contractors at a cost of approximately $400,000 and demonstrates that a 1,500 tonne per day mining operation can be established at Prairie Creek producing in the order of 95 million pounds of saleable zinc annually over at least 18 years (based on the current known combined resource of 11.8 million tonnes grading 12.5% Zinc, 10.1% Lead, 161 g/t Silver and 0.4% Copper, consisting of 3.6 million tonnes measured and indicated grading 11.8% Zinc, 9.7% Lead, 141.5 g/t Silver and 0.3% Copper, and 8.3 million tonnes inferred grading 12.8% Zinc, 10.3% Lead, 169.2 g/t Silver and 0.4% Copper estimated by MRDI, a wholly owned subsidiary of AMEC E&C Services Limited, in 1998).

It should be noted that the Economic Assessment in the Scoping Study is preliminary and partially based on Resources that are considered too speculative to be categorized as Reserves in accordance with National Instrument 43-101.  In addition, the Scoping Study is preliminary in nature and despite the existing underground development in the deposit and the on-site mill, the assumptions made within the Scoping Study and its subsequent results may not be attained.  It is for this reason that the Company has put forward a development program designed to lead to a full bankable feasibility study and obtaining of the applicable permits, prior to final development taking place.

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of penalties for elevated impurity levels, including mercury in the vein zinc and copper concentrate.  Cash flows have been prepared taking into account these penalties.  A number of upside scenarios exist for the operation including reduction of penalty levels in the concentrate and further mechanization in the mine to reduce costs.  These alternatives will be examined further during the follow-up feasibility study process and do not form part of the base case.

The Study was examined by Micon International Ltd. of Toronto, who confirmed that “all of the elements necessary for a scoping study have been incorporated by the Company” and that “the assumptions made within are considered reasonable for a study of this nature”.

The Company is now examining the various alternatives outlined within the Scoping Study and is working towards converting this into a bankable feasibility study.  As part of the full feasibility program, it is the Company’s intention to carry out a Pilot Plant program within the existing, essentially complete, 1,000-ton per day mill.  It is also intended to carry out additional delineation drilling and to drive a decline to provide a drilling platform and to access “ore” below the current underground workings.  These programmes will require permits to be issued by the Mackenzie Valley Land and Water Board, for which applications have been submitted and have now passed review by the Mackenzie Valley Environmental Impact Review Board.  Timely receipt of the permits from Mackenzie valley Land and Water Board will dictate the orderly execution of the work necessary to finalise the Feasibility Study and subsequent permitting and construction of the revised mine and mill design.

During 2001, the Company also completed a short diamond drill program, designed to enhance and increase confidence in the existing resource model and to identify areas of higher grade and tonnage, in advance of initial mining.  Five diamond drill holes were completed in the program totaling 1,711 meters of coring.  The results of the program were a confirmation of the resource model and identification of significant further potential for this high-grade deposit.

The drill program was successful in identifying an area of significantly increased thickness and grade, referred to as “a thick-high-grade shoot,” in the existing vein resource.  Additional parallel high-grade veins were also intercepted giving further potential to the identified mineral resource in this area.  This is important, in that this is proximal to where initial mining would take place and will provide significantly increased tonnage and grade per vertical meter, in early mining.

Secondly the drilling confirmed and potentially extended Strata-bound mineralisation between the two existing known strata-bound deposits SD1 and SD2.

These more recent results further confirm the Company’s understanding of the geological interpretation of the deposit. This drilling has re-enforced and significantly enhanced the previous geological interpretations, thus increasing the confidence level of resources within the known Vein and Stratabound bodies of mineralisation.

Additionally a geochemical survey completed this year on the Company’s SAN6 mineral claim indicated further anomalous zinc values along the extrapolated strike direction of the Prairie creek vein system 7.5 kilometers north of the minesite. Further studies of the Prairie Creek database are continuing.  An on-going environmental mitigation program at the site continued throughout the 2001 season.

The Company is continuing to work closely with the Deh Cho First Nations on the development of the property and to realize the aims of the Prairie Creek Development Cooperation Agreement, signed with the Nahanni Butte Dene Band in 1996, which provides for the First Nations to purchase a partnership position in the project, as well as employment and contracting opportunities for First Nations businesses.

The Company also continues to work on the re-permitting of the operation, which was fully permitted for operation in 1982, but never operated.  These permits have now lapsed and it is expected that a full permit application will be made to Mackenzie Valley Land and Water Board as soon as practical.

2002 Prairie Creek Property Activities and Exploration and Development Programs

Activities at Prairie Creek were curtailed by the permit process in the Northwest Territories.  The Company’s applications for operation of the Pilot plant and excavation of the decline for underground access and drilling cleared the Mackenzie Valley Environmental Impact Review Board, (MVEIRB) but were then held up by the Minister for Indian and Northern Affairs and sent back to the MVEIRB to obtain answers to some supplemental questions regarding water disposal.  Following further review, the permits have again cleared the MVEIRB and have gone back to the Minister prior to being passed to the Mackenzie Valley Land and Water Board for issuance of Permits.

Otherwise site activities were limited to caretaking and ensuring the property was kept in good condition, in preparation for carrying out the pilot plant and the decline work required to advance from Scoping Study to bankable feasibility.

Permitting at Prairie Creek

At the time of construction in 1982, the Prairie Creek Mine had been fully permitted for full scale mining and milling operations.  Permitting had been undertaken under the regulatory regime of the day, which involved a comprehensive environmental assessment and public review before the Northwest Territories Water Board. A considerable number of technical and baseline studies describing the proposed development and the physical and biological environment were undertaken at that time.

Water Licence N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 1, 1982 pursuant to the Northern Inland Waters Act and Regulations authorizing use of up to 1,150 m3/day and 420,000 m3/year of water from the Prairie Creek Valley Aquifer and setting standards for discharge of process effluent to Prairie Creek.  Land Use Permit N80F249 was issued July 2, 1980 for the winter road connecting Prairie Creek to the Liard Highway, and Surface Leases were issued for the minesite area and airstrip.

The Water Licence and Land Use Permit have since expired, necessitating the requirement for new ones to be issued in support of future operations.

Further baseline studies were undertaken in 1994 in support of planned re-development and permitting activity at that time. While the re-permitting process was subsequently discontinued in 1995, these studies represent a significant addition to the information database in support the Project.

Acid Rock Drainage

The Prairie Creek Mine benefits greatly from the fact that the mineral resources are hosted in carbonate rocks.  Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994.  The results indicated an overwhelming dominance of acid neutralizing minerals with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200.  Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential.

The low sulphide values and high excess neutralization potential of the host rocks and tailings products indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes.

Endangered Species

The Committee on the Status of Endangered Wildlife in Canada (COSEWIC) lists only two species in the area of the Prairie Creek Mine.  These are the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category.  In areas removed from the minesite, COSEWIC lists the Anatum Peregrin Falcon (Falco peregrinus anatum), the Woodland Caribou Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered Threatened.

Detailed field studies of wildlife populations and wildlife habitat in the area of the Prairie Creek Mine and the access road were conducted by Beak Consultants in 1980-81 and again by Rescan in 1994.  None of the listed species and no critical habitat, such as denning or nesting areas, were identified in the area of the mine.  Grizzly bears and wolverine have been observed or encountered only very infrequently in the area surrounding the mine over the past 20 years.

Caribou populations and potential caribou habitat have been identified in areas removed from the minesite to the north and east in the Mackenzie mountains.  Potential impacts to these populations are primarily transportation related and can be mitigated through standard road safety practices.  Specific surveys of potential Peregrine falcon nesting habitat have identified no nesting sites in the area of the minesite.

Wood bison were re-introduced into the Nahanni Butte area, 90 kilometers to the southeast of the Prairie Creek Mine, in 1980 with additions to the herd made in 1989 and again in 1998.  As with caribou, potential impacts to these populations are primarily transportation related, in this case primarily in the area of the Liard Highway, and can be mitigated through standard road safety practices.

No rare or highly valued species of vegetation or plant communities have been identified in the area.  COSEWIC does not list any plant species as endangered, threatened or of special concern in the area of the Prairie Creek Mine.

Protected Areas

The Prairie Creek Mine, located adjacent to Prairie Creek, is within the watershed of the South Nahanni River, 32 kilometers upstream of the point where Prairie Creek crosses the boundary of the Nahanni National Park Reserve and 48 kilometers upstream of the point where Prairie Creek joins the South Nahanni River.

The Nahanni National Park Reserve was created in 1972, following a canoe trip down the river by Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes.  The South Nahanni River is 500 kilometers in length of which 300 kilometers are contained within the Nahanni National Park Reserve.  The confluence of Prairie Creek and the South Nahanni River is 65 kilometers upstream of the point where the South Nahanni River leaves the Nahanni National Park Reserve crossing its downstream boundary.

The South Nahanni is highly valued as a wilderness recreation river and is regularly used for canoeing trips during the summer months.  These wilderness adventure tours, of which there were 58 such private trips in 1999, are supported by a number of outfitting companies from as far away as Ontario.  Through the efforts of Parks Canada the South Nahanni River and the Nahanni National Park Reserve have been designated as a Canadian Heritage River and a World Heritage site, respectively.

The Company recognizes the highly valued wilderness attributes of the South Nahanni River which have led to these designations, and is committed to working closely with the Deh Cho First Nations, in whose traditional territory the Nahanni National Park Reserve  lies, Parks Canada and the Nahanni River Outfitters Association to ensure that operations at the Prairie Creek Mine in no way impact upon this special place.

Permit Applications

Being located within the Mackenzie Valley in the southwest corner of the Northwest Territories, all present day permitting activity relating to land and water uses at Prairie Creek falls under the recently proclaimed Mackenzie Valley Resource Management Act (MVRMA).

The MVRMA evolved out of the Gwich’in and Sahtu Comprehensive Land Claim Agreements, which required the establishment of land and water boards as institutions of public government within an integrated and coordinated system of land and water management in the Mackenzie Valley, and received royal assent on June 18, 1998.

The Mackenzie Valley Land and Water Board (MVLWB) was created on March 31, 2000.  The MVLWB has jurisdiction in all uses of land or water or deposits of waste in the Mackenzie Valley for which a permit is required.

The MVLWB and its associated regional boards take over regulatory functions previously performed by the Department of Indian Affairs and Northern Development (DIAND), the Northwest Territories Water Board, and the Government of the Northwest Territory's Department of Municipal and Community Affairs on Commissioner's Lands.  As well, the Canadian Environmental Assessment Act no longer applies in the Mackenzie Valley except under very specific situations.

Under the MVRMA, the public boards are responsible for:

•

preparing regional land use plans to guide the development and use of land, waters and other resources;

•

regulating all uses of land and water; and

•

carrying out the environmental assessment and review process.

As stated in the MVRMA, "the purpose of the establishment of boards by this Act is to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians."

The stated objective of the MVLWB is to "regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians."

The MVLWB has three main functions:

1.

Processing trans-boundary land use and water use applications in the Mackenzie Valley;

2.

Ensuring consistency in the application of the legislation throughout the Mackenzie Valley; and

3.

Issuing land use permits and water licences outside settled land claim areas in the Mackenzie Valley.

All Applications for a land use permit or a water licence in relation to a development in the Mackenzie Valley are made to the Board or one of its regional boards, as determined by the location of the development.  In the case of Prairie Creek, being located within the Deh Cho First Nations region, for which a settlement agreement has not as yet been reached, applications will be processed by the MVLWB with representation by the Deh Cho.

These Applications will require the inclusion of certain baseline and other technical information to allow them to be appropriately assessed and processed.  Information provided with an Application will be used for undertaking a preliminary screening and for regulatory review of the Application.  Much of this work has previously been completed in support of permitting initiatives in 1982 and again in 1994, however additional work to supplement the existing database will likely be required to support current development plans and a new operating permit application.

A preliminary screening will determine if the Project will be referred to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) for an environmental assessment (EA) or whether it will proceed directly to a regulatory review for the issuance of licences and permits.

If referred, which is most likely for a mining project such as Prairie Creek, the MVEIRB will develop a work plan and terms of reference in order to conduct the Environmental Assessment, (EA.)  Upon completion of the EA the MVEIRB will recommend terms and conditions to be attached to the permit or licence.  The MVEIRB’s recommendations will then be forwarded to the Minister of Indian Affairs and Northern Development prior to issuance of permits and licences by the MVLWB.  The MVEIRB may also recommend the proposal undergo an environmental impact public review before a panel.

Since August 2000, the Company has received two separate permits to carry out Diamond drilling on the site and in the surrounding area through the Mackenzie Valley Resource Management Process.  Additionally, land use applications have been submitted to MVLWB for permits to operate a pilot plant and drive an underground decline into the vein below mill level.  Both these applications were referred to the MVEIRB for environmental assessment and were recommended for approval in January of 2002. The Company is awaiting issuance of the appropriate permits from the MVLWB, following Ministerial review.

The Company initiated preliminary discussions with the regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the commercial Prairie Creek Mine operation.  A follow up presentation was made to the Mineral Development Advisory Group in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of an Environmental Assessment Report to be submitted in support of applications for permits and licences authorizing full production of the mine.

The EA process for re-permitting of the Prairie Creek Mine, including the collection of additional baseline data to support preparation and submission of the EA report, is expected to take up to two years to complete, subject to adequate funding, and discussions with the regulatory agencies are ongoing at this time.

Second Property under Option – Damoti Lake, NT

On June 19th, 2002, the Company signed an Option Agreement with Standard Mining Corp; a wholly owned subsidiary of Doublestar Resources Ltd. to acquire 50% of the Damoti Lake advanced Gold exploration Project, in the Northwest Territories.  Damoti Lake is located 200 km north of Yellowknife, 14 km south of the past producing 11,000-tpd Colomac gold mine, which is accessed by winter road and an airstrip.

The Option agreement contemplates Canadian Zinc Corporation expending $2.4 million on the property over four years to earn its 50% position and also making annual lease payments over the four years totaling 100,000 shares and $170,000 in cash and cash equivalents. Upon completion, all expenditures on the property will be through a Joint Venture agreement with Doublestar.  Failure to complete the required expenditures in the years to which they are due will result in termination of the Option, with no portion of the interest being earned. On entering into the Option, the Company will be committed to a minimum expenditure of $250,000 as part of the first year’s qualifying expenditures.  Failure to meet this committed expenditure will result in payments in cash or stock to Doublestar for the outstanding balance.  The property is subject to a 2% NSR to the original stakers.

The property consists of 14 contiguous claims covering 11,500 acres and gold was first discovered on the property in 1992.  Since that time a total of $14 million has been spent on exploration work, including geophysics, 40,000 meters of diamond drilling in 323 holes and an underground decline on two levels.  The gold mineralisation is hosted within Iron Formation, which is intercalated within a folded meta-sedimentary package.

Exploration to date has concentrated on the Horseshoe zone, which also contains the exploration decline. This produced a surface stockpile containing 4,200 tons of mineral at a grade of 0.451opt from the two short levels.  In addition, diamond drill holes have been identified with gold assays in excess of 1 ounce per ton over significant widths, relatively close to surface.  It is this potential for further significant tonnage at higher gold grades and also the relatively unexplored nature of the 14 km long property that attracts the Company.

Using its expertise in working and drilling in the north, the Company intends to carry out an extensive exploration and evaluation on the property during the coming season.  The Company believes that this advanced exploration gold opportunity when combined with its 100% owned Prairie Creek zinc / silver Property will enhance and confirm its commitment to working in the Northwest Territories.

Following an extensive review of the project including a number of site visits and significant geological re-interpretation, it was decided not to proceed with the project in the light of the shortage of operating funds in the Company.  In March 2003 the project was returned to Doublestar after expending a total $184,747.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company’s loss for the year ended December 31, 2002, as determined under US GAAP, totaled $1,295,929, compared to a loss of $1,337,764 in 2001, with the major difference being lower expenditure on the Prairie Creek and Damoti Lake properties, in the aggregate amount of $324,468 in 2002 compared to exploration expenditures on Prairie Creek of $600,993 in 2001.

The Company’s loss for the year ended December 31, 2002 as determined under Canadian GAAP totalled $937,208, an increase of $200,437 over the loss for 2001 of  $736,771.   This increase arose mainly from the following:

•

a write off of $184,747 on the Damoti Lake property in 2002 and compared to no property write of in 2001,

•

year 2002 is the first year where stock based compensation is included in the accounts.  the expense of issuing or re-pricing options at 20 cents is estimated at $97,500 in year 2002.

•

although investor relations and promotional activities were up $36,383 in 2002, owing to increased effort in investor relations, corporate financing activities were down $64,166 due to the limited availability of funds in the market during the year.

The Company’s loss for the year ended December 31, 2001 totaled $736,771, an increase of $140,261 over the loss for 2000 of  $596,510.   This arose from increases in corporate and administrative costs as a result of greater corporate and permitting activity.

A total of $600,993 of expenditures relating to these activities has been capitalized in fiscal 2001 to Deferred Exploration Costs.  This compares to the $729,505 capitalized in fiscal 2000.  The Company’s primary focus during 2002 was on exploration of the Damoti Lake deposit and also progressing towards production at the Prairie Creek property in the Northwest Territories.

The Company’s loss for the year ended December 31, 2000 totaled $596,510, an increase of $446,921 over the loss of $149,589 for 1999.  The majority of this increase arose from i) increases in costs associated with the financings, including travel and professional fees, ii) the increase in investor relations activities in support of the financings, iii) increased salaries and fees associated with the preparation of the Scoping Study, and iv) a general increase in corporate activity.

The loss for fiscal 1999 represented a decrease of $59,449 from the loss of $209,038 for the year ended December 31, 1998.  The decrease occurred mainly in rent, professional fees and salaries and benefits as the Company decreased its overhead costs.  These savings were expended on exploration, where 1999 capitalized exploration costs exceeded those of 1998 by approximately $100,000 and resulted in new discoveries.

A.

Liquidity and Capital Resources

As at December 31, 2002, Canadian Zinc had cash on hand of $63,896.  This is a reduction of $481,554 from the cash balance at December 31, 2001.  The Company raised equity of $471,589, net during 2002, but operating activities consumed cash of $613,316 and asset acquisitions and exploration expenditures used a further $339,807.  An additional $150,000 was raised subsequent to the year-end.  Cash on hand at December 31st 2002 is insufficient  to cover the year expected 2003 costs at the Prairie Creek property, thus additional funding will be required to cover expected costs of the current operation and to permit the Company to pursue other activities.  An additional $150,000 was raised subsequent to the year-end.

During fiscal 2002, the Issuer incurred exploration expenditures of $311,807, a decrease of $289,186 from the previous year.  Net loss for the year was $937,208, or $0.026 per share, compared to $736,771 for 2001.  The majority of this increase arose from expenditures incurred on the evaluation of the Damoti Lake project.

As at December 31, 2001, the Company had working capital of $473,176 and cash on hand of $545,450.  This is a reduction in cash of $450,556 from the cash balance of $996,006 at December 31, 2000.  The Company raised equity of $1,034,809, net during 2001, but operating activities consumed cash of $770,755 and asset acquisitions and exploration expenditures used a further $714,610.  An additional $150,000 was raised subsequent to the year-end.

As at December 31, 2000, Canadian Zinc had working capital of $880,555.  This was an increase of $555,968 over working capital at December 31, 1999.  This increase was a result of a number of equity placements during fiscal 2000:

•

a private placement of 1,800,000 common shares at a price of $0.42 per share, on a flow-through basis, to raise gross proceeds of $756,000

•

a private placement of 1,500,000 units at a price of $0.50 per unit, raising gross proceeds of $750,000, each unit comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional share at a price of $0.55 on or before July 17, 2001

•

a private placement of 1,032,162 flow-though shares at $0.37 per share for gross proceeds of $381,900

•

the exercise of 650,000 stock options to raise $147,000

Working capital at December 31, 1999 stood at $324,587, an increase of $70,702 over working capital of $253,885 at December 31, 1998.  Funding during the year arose in the form of 866,500 warrants being exercised, to net $173,300 and a private placement of 2,070,000 shares raising $351,900.

On July 13, 2001, a private placement of 2,121,001 units was completed at a price of $0.30 per unit to raise $636,300.  Each unit was comprised of one common share and one half common share purchase warrant.  Each whole warrant is exercisable to purchase one common share at a price of $0.40 on or before July 13, 2003.  Clubb Capital Limited received $50,904 cash and received 212,100 Broker’s Warrants to purchase 212,100 common shares exercisable at $0.40 per share on or before July 13, 2003.

On November 15, 2001 Mr. Kearney was appointed to the Board of Directors and the Company announced a proposed private placement of 1,000,000 units to a company controlled by Mr. John F. Kearney.  Each unit consisted of one common share and one share purchase warrant.  Each share purchase warrant will be exercisable to acquire one common share initially at a price of $0.20 per share until one year after closing of the Financing and subsequently at a price of $0.25 per share prior to the second anniversary of the closing of the Financing.  The issue closed on February 8, 2002.

On December 18, 2001, a private placement was completed whereby Clubb Capital Limited as agent raised $450,000 through the placement of 3,000,000 units at a price of $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  Each share purchase warrant will be exercisable to acquire one common share initially at a price of $0.20 per share until one year after closing of the Financing and subsequently at a price of $0.25 per share prior to the second anniversary of the closing of the Financing.  Subscriptions were only available to investors residing outside of North America.  In connection with this financing the Company paid the Agent a commission of 8.0% of the gross proceeds of the financing plus Agent’s warrants equivalent to 10% of the number of units placed in the financing.  The Agent’s warrants will have the same terms and conditions as the share purchase warrants.

On December 31st 2001, the Company closed a placement of 340,000 flow-through common shares at an Offering Price of $0.18 each to raise proceeds of $61,200, net of expenses.

On February 12th 2002, the Company closed an equity issue of 1,000,000 million units at CDN$0.15 per unit consisting of one common share and a common share purchase warrant to purchase one share at $0.20 in the first year and $0.25 per share in the second year.

During August and September, 2002, the Company completed a $257,073 financing through the sale of both flow through and non flow through shares totaling 1,120,154 shares and 245,120 common share purchase warrants to purchase one half of a common share at $0.23 over one year.

In October 2002, the Company raised a further $39,728 through the sale of both flow through and non flow through shares totaling 172,730 shares and 72,730 common share purchase warrants to purchase one half of a common share at $0.23 over one year.

In December of 2002, the Company closed a small flow through funding for $89,000. The non-brokered placing totalled 89 units at a price of $1,000 per unit.  Each Unit consists of 3,500 Flow-Through Common Shares ("Flow-Through Shares"), with an ascribed value of $600, 2,500 Non Flow-Through Common Shares ("NFT Shares") with an ascribed value of $399.75 and 2,500 share purchase warrants (the "Warrants") with a total ascribed value of $0.25.  Each Warrant will be exercisable to acquire one additional Common Share at $0.17 per Share for a period of one (1) year from the date of issue.  Insiders subscribing to the issue are Swallow Services Limited, (10 units) a company controlled by the President of the Company, and Robert Gayton, (5 units) who is Chief Financial Officer and Company Secretary of the Company.

In January of 2003, the Company closed a further small financing consisting of non-flow through shares with a warrant to raise a further $237,500, net of costs.

A.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

B.

Trend Information

The Company is a mineral exploration company with no producing properties.

The Company is in the process of exploring the Prairie Creek Mine property.  Since inception the Company has expended $12,746,832 as of December 31, 2002 on the Prairie Creek project.

To carry out exploration and development and to bring the Prairie Creek property into commercial production, if warranted, would require a substantial financing as the Company has insufficient funds on hand to complete the project at this time.  Nevertheless, the Company believes that the work currently underway will demonstrate sufficient potential commercial values that future equity/debt financings and/or joint ventures can be arranged to bring the project to a successful completion.

However, there is no assurance that additional funding will be available to the Company to complete exploration or development or to fulfill its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of development with the possible loss of the property.

The Company has deferred exploration costs on the basis of its belief that in the future that mineral reserves on the Prairie Creek Property can be commercially mined and that such capitalized costs can be recovered.  Pursuant to review of engineering studies on the property and discussion with its accountants, the Company believes that the net realizable value of the properties is equal to or exceeds capitalized costs.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Municipality of Residence, of Directors, Officers, and Senior Management	Age	Principal Occupation, Business or Employment for the Past Five Years	Date First Elected or Appointed
Robert J. Gayton Vice President of Finance, CFO, Corporate Secretary and Director. West Vancouver, British Columbia, Canada	63

Financial consultant to and Vice-President, Finance of Western Copper Holdings Ltd., Quaterra Resources Inc., Eaglecrest Explorations Ltd., Pacific Cascade Resources Corp., Rio Fortuna Exploration Corp., Intl. Bravo Resources Corp., Lightyear Technologies Inc.. Director of seven public companies and three private companies.

			May 25, 2000

John F. Kearney * Director Toronto, Ontario, Canada	52

Chairman of Anglesey Mining PLC, Director of Minco plc and Conquest Resources Limited.  Previously Chairman, President and Chief Executive Officer of Northgate Exploration Limited; Campbell Resources Inc. and Sonora Gold Corp.

			Nov. 8, 2001

John A. MacPherson Chairman & Director North Vancouver, British Columbia, Canada	59

Self-employed prior to May 1, 1997.  May 1997 to December 31, 1997 – advisor to the President of International Wayside Gold Mines. January 1, 1998 to 1999 director of Fleck Resources.  Chairman of Canadian Zinc Corporation from 2000 to present.

			May 20, 1999

Dr. David Shaw * Director Vancouver, British Columbia, Canada	51	Self employed as an independent Consulting Geologist.	May 25, 2000

Malcolm J.A. Swallow * President, C.E.O. & Director Langley, British Columbia, Canada	52

Vice President Development, Imperial Metals Corporation to May 2000, director Cross Lake Minerals Ltd. and director, Anglesey Mining PLC., Consultant to and President and CEO of Canadian Zinc Corporation since June of 2000.

			May 25, 2000
* Members of the Audit Committee

Each director elected will hold office until the next annual general meeting of the Company, unless the director’s office is earlier vacated in accordance with the Articles/By-Laws of the Company.

As at April 20, 2003, the Directors and senior officers of the Issuer as a group beneficially own, directly or indirectly, approximately 6.0 % of the outstanding common shares of the Issuer.

B.

Compensation

(a)

General

The Company has three executive officers (comprised of persons who are the Chairman of the Board on a full-time basis, the President, and the Chief Financial Officer,) who perform policy making functions.  None of the Executive officers of the Company were in receipt of Salaries or Bonuses in excess of $100,000, during the year.   The three year contract granted in May 2000 to the Malcolm JA Swallow President and CEO, was terminated on January 1, 2002 subject to entering into a consultancy contract with Swallow Services Ltd., a company controlled by the Named Executive.   Total payments for the 2002 year to Swallow Services Ltd, a company controlled by the named executive were $94,180.72, net of 7% GST.

(b)

Plans

The Company does not have any pension plans, stock purchase plans or any other arrangements whereby compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

Stock Options

The Company has granted incentive stock options to purchase common shares to directors and executive officers which options are currently outstanding, as of December 31, 2002, as follows:

Name	No. Originally granted	No. And Date Exercised and Trading Price on Date Exercised	No. Currently outstanding	Exercise Price	Expiry date
Dr. Robert J. Gayton	100,000	N/A	100,000	$0.20	June 28, 2005
Dr. Robert J. Gayton	100,000	N/A	100,000	$0.20	July 20, 2005
John F. Kearney	200,000	N/A	200,000	$0.20	March 18,2007
John A. MacPherson	170,000	N/A	170,000	$0.20	April 15, 2004
John A. MacPherson	200,000	N/A	200,000	$0.20	June 28, 2005
John A. MacPherson	100,000	N/A	100,000	$0.20	July 20, 2005
Dr. David Shaw	100,000	N/A	100,000	$0.20	June 28, 2005
Dr. David Shaw	100,000	N/A	100,000	$0.20	July 20, 2005
Malcolm J.A. Swallow	500,000	N/A	500,000	$0.20	June 28, 2005
TOTAL	1,570,000		1,570,000

At the Annual General Meeting on May 24th 2002, all these options were re-priced with shareholder approval to an exercise price of $0.20.  No options to purchase or acquire securities of the Company were granted to its Named Executive Officer in the financial year ended December 31, 2002.

Table of Aggregated Options Exercised During the Financial Year ended December 31, 2002 and Financial Year-end Option Values

The following table sets out certain information with respect to options to purchase Common Shares exercised by the Company’s Named Executive Officer during the financial year ended December 31, 2002 and options held by him at the end of such year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2002 ($) Exercisable/ Unexercisable(1)
Malcolm Swallow President & CEO	N/A	N/A	500,000	5,000
John McPherson Chairman	N/A	N/A	470,000	$4,700
Robert Gayton CFO	N/A	N/A	200,000	$2,000

(1)

 The closing price of the Common Shares on the TSX on December 31, 2002 was $0.21.

Other

The Company incurred expenses to directors or corporations controlled by directors as follows:  $109,257 in consulting fees. In addition the Company issued to Swallow Services Ltd., a company controlled by Malcolm Swallow, 250,000 Common Shares of the Company as a retainer for their services..  No other form of executive compensation has been paid during the Company’s most recently completed financial year, and no other form of executive compensation is currently contemplated.

On March 18, 2002, the Company granted, incentive stock options for the purchase of a total of 450,000 shares in its capital to certain employees of the Company; 50,000 are exercisable on or before March 18, 2007 at the price of $0.20 per share and 400,000 are exercisable at $0.25 cents per share on or before March 11, 2007.

Termination of Employment or Change of Control

Malcolm Swallow had an industry standard three-year service contract with the Company on May 25, 2000 whereby he was to be paid $150,000 per year plus benefits.

In December of 2001, in order to reduce corporate liability to the Named Executive Officer and to reduce costs, the Board of Directors proposed terminating the three-year service contract and replacing it with a consultancy agreement.  An agreement was entered into with Swallow Services Limited, a company controlled by the Named Executive Officer, in January 2002 to provide consultancy services to the Company on a day rate basis.  The consultancy contract runs until June 2003 and provides a minimum level of consultancy to Swallow Services Limited.  As part of this contract, the directors proposed to issue 250,000 Common Shares of the Company as a retainer to Swallow Services Limited.  No other payments, with the exception of the day rate for time worked, are paid to the Named Executive Officer and no payments have been made for the termination of the three-year service contract.

There exists no other plan or arrangement in respect of which compensation has been paid or may be paid to executive officers to compensate them for termination of employment, retirement or resignation or in the event of a change in duties or responsibilities as a result of a change of control of the Company.

Compensation of Directors

The directors of the Company received no compensation as such, other than that already mentioned above, but will be reimbursed for expenses incurred on behalf of the Company.  From time to time directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  Directors have been granted options to purchase an aggregate of 1,570,000 common shares.

Composition of the Compensation Committee

For the Company's most recently completed financial year, the Company did not use a Compensation Committee, this function being carried out by the whole Board.

Indebtedness of Directors and Senior Officers

No director or senior officer or nominee for election as a director of the Company, or associate or affiliate of any such director, senior officer or proposed nominee is indebted to the Company.

C.

BOARD PRACTICES

The Directors hold office for a term of one year or until the next annual general meting of the Company, at which time all directors retire, and are eligible for re-election. Mr. John MacPherson has served as a Director since May 20, 1999, Messrs. Gayton, Shaw and Swallow since May 25, 2000, and Mr. Kearney since November 8, 2001.  There are two board committees:  the audit committee comprised of Messrs. Gayton, Swallow and Kearney; and the technical committee comprised of Messrs. Shaw and Swallow .

D.

EMPLOYEES

During the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, `the Company had an average of 7, 9 and 3 employees, respectively. At December 31, 2002, of the 7 employees, 2 worked in management roles, 0 in secretarial roles, 1 in accounting roles and the remaining 4 worked as geologists, biologists, or in other aspects of the Company’s mineral exploration work.

E.

SHARE OWNERSHIP

The following table sets forth the share ownership of those persons listed in subsection 6.B. and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares held at May 15, 2003	Number of Options held at May 15, 2003	Exercise Price	Expiry Date
Malcolm J.A. Swallow	380,000	500,000	$0.20	June 28, 2005

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, there are no beneficial owners of more than 5% of the Company’s common shares.

As of May 15, 2003, the Directors and senior officers of the Company as a group beneficially own, directly or indirectly, approximately 1% of the outstanding common shares of the Company.

As at May 15th, 2003 there were 36,138,169 common shares issued and outstanding. At that date, there were   31 registered shareholders of the Company’s common shares resident in the United States, holding an aggregate of   658,120 common shares. This number represents approximately  1.8% of the total issued and outstanding common shares of the Company.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2002, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families; with the exception of the termination of employment of the President and CEO as disclosed earlier in this document;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2004 which contains an Audit Report dated February 25, 2005, Balance Sheets as at December 31, 2004, 2003, 2002 and 2001; Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2004, 2003, 2002,  and 2001; Statements of Cash Flows for the Fiscal Years Ended December 31, 2004, 2003, 2002, and 2001 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

4.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange for each of the most recent six months (being the first six months of 2003), each financial quarter in each of the last two full financial years and in each of the last five full financial years are as follows:

	High	Low
2003 June May April March February January 2002	$0.175 $0.125 $0.15 $0.18 $0.185 $0.235	$0.09 $0.09 $0.105 $0.12 $0.155 $0.16
4th Quarter	$0.25	$.125
3rd Quarter	$0.29	$0.16
2nd Quarter	$0.31	$0.20
1st Quarter	$0.32	$0.155

2001
4th Quarter	$0.20	$0.12
3rd Quarter	$0.34	$0.15
2nd Quarter	$0.38	$0.25
1st Quarter	$0.42	$0.24

2000	$0.58	$0.245

1999	$0.80	$0.15

1998	$0.57	$0.08

The closing price of the Company’s common share on the Toronto Stock Exchange on June 1, 2003 was $0. 095.

The high and low prices for the common shares of the Company as quoted on the Pink Sheets (Non-NASDAQ  Over the Counter Quotation System, for the most recent six months and each financial quarter of the last two financial years  are as follows:

	High	Low
2003 June May April March February January 2002	US$ $0.11 $0.07 $0.10 $0.10 $0.10 $0.14	US$ $0.06 $0.06 $0.08 $0.06 $0.10 $0.08
4th Quarter	$0.17	$0.08
3rd Quarter	$0.22	$0.08
2nd Quarter	$0.23	$0.13
1st Quarter	$0.21	$0.10

2001
4th Quarter	$0.13	$0.08
3rd Quarter	$0.24	$0.10
2nd Quarter	$0.26	$0.17
1st Quarter	$0.28	$0.19

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act, as such there is no requirement to provide any information under this section.

C.

Markets

The Company's common shares trade on the Toronto Stock Exchange (“TSX") in Toronto, Ontario, Canada, under the trading symbol "CZN" and CUSIP #136802-10-5.  The Company's common shares commenced trading on the TSX on December 7, 1993 and under the name Canadian Zinc Corporation commenced trading June 2, 1999.

The Company’s common shares are traded in the United States on the Pink Sheets (Non-NASDAQ Over the Counter) by the National Association of Securities Dealers Quotation System under the symbol “CZICF-OTC”.

D.

Selling Shareholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the name "Pizza Patio Management Ltd.".  The Company changed its name to "San Andreas Resources Corporation" on August 29, 1991 and to "Canadian Zinc Corporation" on May 25, 1999.

With respect to directors and officers, the Articles of the Company provide that a director or officer who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest in accordance with the provisions of the Act and shall abstain from voting in respect thereof.

The Articles also provide that the directors may from time to time borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured; give a guarantee on behalf of the Company; mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Company to secure payment of a debt or performance of any other obligation of the Company. Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution. A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles provide shall not be less than 21 days’ notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement under the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification. Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders. Holders of common shares are not entitled to pre-emptive rights. Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company. There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments. There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period. In addition, the Company is obliged to give notice to Companys and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting. The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries. No shares of the Company owned by Companys or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares. Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S.Securities legislation at which shareholders must report their share ownership.

C

Material Contracts

The Company has not entered into any contracts other than in the ordinary course of business during the past two years:

D

Exchange Controls

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other that a “NAFTA investor” as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CDN$5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CDN$50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CDN$5 million or more in value.  Review and approval are also required for acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA:  (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint venture or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restriction of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from CDN$5 million to CDN$150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E

Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company’s opinion to the best of its knowledge.  It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.  The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an Company that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act, or ITA”) and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account Canadian provincial income tax consequences.  This summary is not exhaustive of all possible income tax consequences.

North American Free Trade Agreement (Canada):  The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including “American-controlled “entities” as defined in the Investment Act).  Under the Investment Act, as amended, an investment in the Company’s common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages.  The Review Threshold is currently CDN$150 million.

Disposition of Common Shares:  If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation.

Dividend:  In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares).  In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock.  The amount of such dividend will be subject to withholding tax as described above.

Capital Gains:  A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property’ to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or, in certain circumstances, the non-resident shareholder was previously resident in Canada and held the shares at a time when he/she ceased to be a resident of Canada.  The Company believes that the value of its common shares is not derived from real property situated inside Canada.

Certain United States Federal Income Tax Consequences:  The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company.  This discussion does not address all potentially relevant Federal income tax matter and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders:  As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such a tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company:  U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit:  A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, either to a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company:  A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitation.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations:  In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.  However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and (c) the majority of its assets are actively managed (not passively held), the Company believes that it is neither a ”Foreign Personal Holding Company”, “Foreign Investment Company”, Passive Foreign Investment Company”, nor a “Controlled Foreign Corporation”.

Foreign Personal Holding Company: If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company:  If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other that foreign estates or trusts (as defined by the Code Section 7701 (a) (31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company:  As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s assets which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.  The Company believes that the majority of its assets are used in active operations; and that it would not currently be classified as a PFIC.  Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

Controlled Foreign Corporation: If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share:  of “Subpart F Income” (as earnings invested in U.S. property; and of earnings invested “excess passive assets” (as specifically defined by the Code) the Company.  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside the scope of this discussion.

F

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 1202 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, during normal business hours.

I. Subsidiary Information

The Company has no subsidiaries at this time.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In light of the Company’s current state of development, it does not believe that it is subject to any specific market risk with respect to interest rates, foreign currency exchange or commodity price risk other than in so far as such commodity price risk may affect equity markets and the ability of the Company to raise financing in the equity market.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

 Neither the Company nor, to the best of its knowledge, anyone else has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of June 26, 2003 an evaluation was carried out by the President and Chief Financial Officer of the effectiveness of the disclosure of controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that e valuation, the President and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded , processed, summarized and reported within the time periods.

Changes in Internal Control and Financing Reporting.  During the fiscal year ended December 31, 2002 there were no changes in internal control over financial reporting that materially affect the internal control over financing reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that at least one member of the Company’s Audit Committee, Robert Gayton, possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 401(e) of Regulation S-B.  However, Mr. Gayton is not “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.  In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B

CODE OF ETHICS

The Company has not adopted a Code of Business Conduct and Ethics that applies to the Company’s President and or the Company’s Chief Financial Officer in light of the size and activity level of the Company.  The Board of Directors believes that as the President and the Chief Financial Officer report directly to the Board of Directors there is close communication and supervision between the Board and the President and the Chief Financial Officer.  All of the Company’s personnel are accorded full access to the Company’s Board of Directors.  The Company has no employees other than Executive Officers.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by auditors for each of the fiscal year ended December 31, 2002 for audit fees, audit related fees, tax fees and all other fees are set forth below.

Year Ended December 31, 2002
Audit Fees (1)	11,900
Audit-Related Fees (2)	0
Tax Fees (3)	0
All Other Fees	0
Totals	$11,900

(1)

“Audit Fees” represent fees for the audit of the annual financial statements, review of the interim financial statements and review in connection with the statutory and regulatory filings.

(2)

“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one ore more members of the audit committee pursuant to authority delegated by the audit committee, provided the audit committee is informed of each particular service.  All of the engagements and fees for Fiscal 2002 were approved by the Audit Committee.  The Audit Committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16D

EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not Applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements listed in Item 19 hereof and filed as part of this Annual Report were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. The audited financial statements for fiscal 2002 and 2001 have been reconciled to U.S. GAAP (see Note 13 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A. of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a) Financial Statements

Description of Document

Cover Sheet

Independent Auditor’s Report dated February 25, 2005

Balance Sheets as at December 31, 2004, 2003, 2002 and 2001

Statements of Operations and Deficit for years ended December31, 2004, 2003, 2002, and 2001

Statement of Cash Flows for years ended December 31, 2004, 2003, 2002 and 2001

Notes to Financial Statements

 (b) Exhibits

Exhibit Number	Description of Document
4.A	Letter Agreement dated March 3, 2003 between Doublestar Resources Ltd. and Canadian Zinc Corporation re Damoti Lake Property
12.A	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.A	Annual Information Form dated May 15, 2003
15.B	Annual Report to Shareholders for 2002
15.C	Notice of Meeting and Information Circular dated May 15, 2003

* These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-22216).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 30 day of June, 2005.

CANADIAN ZINC CORPORATION

“John F. Kearney”

Per: (signed) John F. Kearney

Title: President, Chief Executive Officer & Director