Form 20-F
period 2003-12-31
CANADIAN ZINC CORP
filed 2005-07-26
CIK 910569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  2 0 - F

____

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2003

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

64,482,932 Common Shares as at December 31, 2003

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

Yes____    No ____   Not Applicable _xx_

The information set forth in this Annual Report on Form 20-F is as at December 31, 2003 unless an earlier or later date is indicated.

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

FISCAL YEAR ENDED DECEMBER 31, 2003

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

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for 2003, 2002 and 2001 are derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in Footnote 13 to the financial statements.  The financial statements have been audited by Moore Stephens Ellis Foster Ltd. Chartered Accountants, as indicated in their reports which are included as Exhibits to this Annual Report, as are the financial statements for those years.

The selected financial data of the Company for 2003, 2002, 2001, 2000 and 1999 are derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and have been audited by Ellis Foster, Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with Canadian GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31/03	Dec 31/02	Dec 31/01	Dec 31/00	Dec 31/99
Net income (loss)	(905)	(937)	(737)	(597)	(150)
Net income (loss) Per Share	(0.02)	(0.03)	(0.03)	($0.02)	($0.01)
Wgt. Avg. No. Shares	39,889	33,548	27,678	24,132	20,119
Working Capital	13,185	(6)	473	881	326
Prairie Creek Mine Prop.	13,216	12,746	12,559	11,958	11,229
Current Liability	209	77	78	141	40
Shareholders' Equity	26,417	12,879	13,182	12,884	11,581
Total Assets	26,745	12,956	13,260	13,026	11,621

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	Dec 31/03	Dec 31/02	Dec 31/01
Net income (loss)	(1,155)	(1,296)	(1,338)
Net income (loss) per Share	(0.03)	(0.04)	(0.05)
Wgt. Avg. No. Shares	39,889,341	33,548,663	27,678,223
Dividends Per Share	$0.00	$0.00	$0.00
Working Capital	13,185	(6)	473
Prairie Creek Mine Prop.	3,470	3,250	3,250
Current Liability	209	77	78
Shareholders' Equity	16,670	3,382	3,873
Total Assets	16,998	3,460	3,951

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On May 15, 2004, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) $1.3906.

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	2004
	June	May	April	March	February	January
High for period	1.3819	1.4003	1.3762	1.3587	1.3512	1.3360
Low for period	1.3383	1.3553	1.3006	1.3048	1.3065	1.2679

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year ended December 31
	2003	2002	2001	2000	1999
Average for the period	1.40	1.57	1.55	1.49	1.48

B. Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future performance.  A more detailed discussion is described in Section 4 of the Company’s Annual Information Form dated May 10, 2004, filed as Exhibit 15.A  hereto, and  incorporated herein by reference.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Deh Cho First Nations as their traditional territory.  No land claim settlement agreement has been reached between Canada and the Deh Cho and title to the land is in dispute.  The Company’s operations are potentially subject to a number of political and legislative risks and the Company is not able to determine the impact of these risks on its business.  The Company’s operations and exploration activities are subject to extensive federal, provincial, territorial and local laws and regulations.  Such laws and regulations are subject to change and can become more stringent and costly over time.

In 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley.  There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and financial condition.

Permitting and Environment

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve

The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions.  Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time.  The Company has experienced long delays in obtaining permits to date.  The Company anticipates continuing difficulties with its permitting activities and faces ongoing opposition and legal challenges from certain interests

Exploration and Development

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, The Prairie Creek Property is situated in a remote location and does not have the benefit of infrastructure or easy access.

Metal Prices and Market Sentiment

The prices of metals fluctuate wildly and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

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

The authorized capital of the Company was 200,000,000 shares of common stock without par value as of December 31, 2003, of which 64,482,932 shares were issued and outstanding as at December 31, 2003.

The Company is a public company listed on the Toronto Stock Exchange under the symbol "CZN" and is engaged in the business of exploration and, when warranted, development of natural resource properties.  The Company, based in Vancouver, British Columbia, Canada, is exploring the Prairie Creek Property and adjacent ground (a zinc/lead/silver property) located approximately 500 kilometers west of Yellowknife in the Northwest Territories, Canada.

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

At the Annual General Meeting held on May 25, 2000, a new board of directors consisting of Robert J. Gayton (CFO, VP Finance), Wayne D. Lenton, John A. MacPherson (Chairman), Dr. Hugh Morris, Dr. David Shaw and Malcolm J.A. Swallow (President and CEO) was appointed by the shareholders.

During November 2001, John F. Kearney joined the Board and Wayne D. Lenton resigned from the Board.   During 2002, Hugh C. Morris resigned from the Board.  In July 2003, John F. Kearney was appointed Chairman and President.

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

The Company relies on equity financings to fund its financial commitments.  During  2003, the Company completed a number of financings to fund its on going programs, resulting in a total of  $15.6 million being raised.

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

Pursuant to an August 23, 1991 Option Agreement, the Issuer entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party.)  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Issuer acquired a 100% interest in the Prairie Creek Property,  and  a 60%  interest in the plant and equipment, subject to a net smelter royalty of 2% in favour of Titan Pacific Resources Ltd. with a maximum of $8.2 million.

The original discovery of mineralisation on the Prairie Creek Property was made in 1928 at the showing known as the "No. 5 Zone".  In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd.  The claims lapsed in 1965 and were restaked by the prospector and subsequently conveyed to Cadillac Explorations Ltd. ("Cadillac") in 1966.   Cadillac also acquired a 182,590 acre prospective permit.  This permit expired in 1969 and 6659 acres (210 claims) were selected by Cadillac and brought to lease.  Additional claims have since been acquired.

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

In 1980 an independent feasibility study was completed by Kilborn which resulted in a decision to put the property into production.   In 1980, Cadillac acquired a 1000-ton per day concentrator and transported it to the minesite.  In December 1980, Procan Exploration Company Ltd. ("Procan") (a company associated with the Hunts of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the independent feasibility study.  Between 1980 and 1982, extensive mine development took place.  The mill was erected and a camp established.  Two adits and extensive underground development took place.  During this time the site was serviced by winter road and over 500 loads of supplies were transported to site.  Construction activities continued until May 1982 andwere almost complete when they were suspended due to lack of financing.  Subsequently Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

In 1991, Nanisivik Mines Limited acquired the property through the bankruptcy proceedings.  In August 1991, Nanisivik granted the Issuer an option to earn a 60% interest in the property and in March 1993, the Issuer acquired a 100% interest in the Prairie Creek Property, subject to a 2% net smelter return royalty in favour of Titan Pacific Resources Ltd.

In January of 2001, the Company completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.  The comprehensive study confirmed the feasibility of a mining and milling operation on the site and identified a number of different development and production scenarios.  The operation would utilize the existing mine and mill infrastructure put in place in 1982, but never operated.  Indicated capital costs for the new operation were estimated to be CDN$40.5 million, including the construction of an all weather access road to the site.

Throughout the three years 2001, 2002 and 2003, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process.  In 2001 the Company applied for two surface  exploration drilling permits, an underground exploration permit, a pilot plant metallurgical permit and a partial road permit.  Following environmental review the surface exploration permits were issued in 2001.  The underground exploration permit and pilot plant permit applications were referred for Environmental Assessment which lasted throughout all of 2001, 2002 and into June of 2003.   The Company was involved in extensive work during 2001 and 2002 in dealing with this Assessment.  In September 2003, a Land Use Permit and Water Licence for underground exploration and development and for metallurgical testing in a pilot plant were issued to the Company by the Mackenzie Valley Land and Water Board .  An appeal to the Federal Court was filed in October 2003.  The application for a Land - Use Permit for portion of the access  road remains pending.  In 2003 the Company submitted a separate application for a Land Use Permit for a Winter Road from the Liard Highway to the mine site.  That application also remains pending.

The Company carried out a limited exploration program during 2001.  During 2002 and 2003 the Prairie Creek property was held largely on care and maintenance awaiting the issue of permits, however revisions to the Scoping Study were carried out together with further metallurgical studies.

The Company made significant progress during 2003.   The issuing of the Land Use Permit and Water Licence in September 2003, after a 30 month arduous process, was finally an important step forward.  The improvement in metal prices during 2003, including in particular, zinc, lead and silver, enhanced the attractiveness of the Prairie Creek Project.  The Mine is one of the highest grade non-operating base metal properties in the world and a major Canadian resource.

With the general improvement in metal prices, and the investment market for resource companies, during the second half of 2003 the Company completed a number of financings to fund the ongoing permitting, exploration and development of the Prairie Creek Property.  During 2003 a total of $15,619,802, before expenses, was raised, representing a significant improvement in the Company’s liquidity and working capital.

The Company continues to search for projects of merit and has examined a number of other opportunities during the year, non of which have come to fruition at this time. The Company will scrutinize all new projects intensely and carry out a thorough investigation of each property, before committing the Company’s capital and time on any project.

C.

 Organizational Structure

The Company has no subsidiaries and, to the best of its knowledge, no shareholders holding more than 10% of its issued and outstanding shares

D.

Property, Plants and Equipment

The properties of the Company are in the exploration stage only.  The Company has no producing properties and has not had any revenue from any mineral since incorporation.

Principal Property – Prairie Creek, Northwest Territories

The Prairie Creek Property consists of a 100% interest in the mining leases, surface leases and staked mineral claims described below.

1.

Land Tenure

The Prairie Creek Property is comprised of:

•

Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315, and 3338; (8,848.4 acres, expiring from September 20, 2010 to August 5, 2020).

•

Surface Leases Numbers 95 F/10-5-3 and 95 F/10-7-2; (325.81 acres).  The Surface Leases are held from the Department of Indian and Northern Affairs Canada and expire March 31, 2012.

•

Mineral Claims:  Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 acres.  Sufficient assessment work has been filed on these claims to hold them in good standing until 2007.

•

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.  [Refer to Section on First Nations below]

2.

 Location, Access and Climate

The Prairie Creek Property is situated approximately 500 kilometers west of Yellowknife, the administrative centre of the Northwest Territories.

Year round access to the property is provided by aircraft to a 3000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property is also accessible by a winter road, which extends from the property to the Liard Highway, a distance of 170 kilometres.  The Liard Highway is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

The climate is sub-Arctic, being characterized by long cold winters with pleasant summers.  Snowfall is light and only minor difficulty has been experienced in operating throughout the winter months.

3.

Property Geological Summary

The Prairie Creek Vein Deposit contains a  measured and indicated mineral resource of 2.3 million tonnes grading 12.2% zinc(Zn), 12.5% lead(Pb), 190 g/tonne silver(Ag) and 0.4% copper (Cu) with substantial additional inferred resources of 8.1 million tonnes grading 10.5% Zn, 12.9% Pb, 171 g/t Ag, and 0.4% Cu.  Three distinct styles of base metal mineralisation have so far been discovered on the property:  Mississippi Valley-type cavity style (MVT), Vein and Stratabound.  MVT Zn-Pb mineralisation is exposed in the northern portion of the property within a marginal carbonate sequence.  The vein and stratabound styles of mineralisation occur within the Prairie Creek embayment feature in a Siluro-Ordovician sedimentary sequence.  The majority of the current mineral resource reports to Vein mineralisation and occurs in a crosscutting steeply east dipping fault with a northerly strike.  The remainder of the mineral resource occurs as Stratabound massive sulphides, which were discovered proximal to the Vein mineralisation. The close proximity of the two styles of deposit may indicate a somewhat similar genetic origin.

The principal Vein structure at Prairie Creek cuts through Ordovician age dolostones and graphitic shales of the Whittaker and Road River Formations.  The distinctly different style of mineralisation, termed Stratabound, was encountered in 1992 during deeper drilling near the Vein.  The Stratabound mineralisation presently consists of a measured and indicated mineral resource of 1.25 million tonnes grading 10.6% zinc, 5.2% lead and 55.9 g/tonne silver.  This style of deposit is found, so far, wholly within the Upper Whittaker Formation dolostones.  Drill holes such as PC-92-15, have cut significant composite intercepts such as 4.4% lead and 9.3% zinc over 28 meters of core.  Stratabound sphalerite-galena-pyrite sulphides occur predominately in a subunit of the Whittaker termed the Mottled Horizon located approximately 200 meters below the present mill level (870 m) underground workings.

Since 1991, the Company has completed 42,000 meters of surface diamond drilling and an underground sampling program, which has greatly expanded the inventory of known resources on the property.   The discovery in 1992 of Stratabound type mineralisation in the main zone opened up multiple exploration targets for the discovery of further Stratabound deposits.  Potential for significant increases in Stratabound mineralisation exist throughout the property.  Drilling so far has been restricted by topography limiting the areas of potential mineralisation that can be drilled.  Such Stratabound mineralisation has the potential to significantly increase the tonnage fed to the mill, due to its much higher tonnes per vertical meter of depth.

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

4.

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

In the northern section of the property, some of which the mineral claims have now have lapsed, MVT type showings occur and are referred to, from north to south over a distance of 10 kilometers, as the Samantha, Joe, Horse, Zulu, Zebra and Road Showings.  In the southern part of the property, where Vein occurrences were exposed at surface, the mineral showings were referred to as sequentially numbered Zones.  Some of these mineral Zones, as a result of recent exploration by drilling, are now known to also contain Stratabound mineralisation in subsurface.  The subsurface area above the underground workings is referred to as Zone 3.  Originally Zones 1 and 2 occurred adjacent to Zone 3, however, as a result of continuing exploration, Zone 1 and 2 are now incorporated and considered part of Zone 3.  A further expression of Vein mineralisation, known as the Rico Showing, is located 4 kilometers to the north of Zone 3.  Zone 3 contains the present estimated mineral resource, which includes both Vein and Stratabound mineralisation.  Extending south from the minesite (or Zone 3) are a series of other Vein exposures referred to as Zones 4 through 12, extending over a distance of 10 kilometers.

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

5.

Prairie Creek Property Exploration Since 1992

Most of the pre-1992 exploration and development work was focused on Zone 3. This vein, which dips at about 60 degrees east, was examined by drifts on three levels separated by about 200 feet.  The mid level, at 3,050 feet above sea level, has accessed about 3,000 feet of vein strike.  The lowest drift, at the level of the Prairie Creek valley near the plant (2850 feet above sea level), accesses about 1600 feet of vein.

The Issuer started the 1992 Exploration Program with the objective of building a mineable reserve by drilling the down dip extension of the vein deposits in Zone 3. This zone is just one of thirteen lead/zinc/silver mineralized vein showings along a 10.5 mile long structural trend within the Issuer’s property.  All the existing mine and mill infrastructure on the property is located in the Zone 3 area.

The highlight of the 1992 Exploration Program was the discovery by diamond drilling of a new Stratabound zinc and lead deposit directly down dip of Zone 3 vein deposit.

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

In the northern half of the property from the winter road NNE to the Samantha Showing, three existing showings in the area (Samantha, Joe and Winter Road Gossan) were expanded with three new showings (Zebra, Horse and Zulu) into a six-mile long trend, the property containing the Zebra, Horse and Zulu showings has since lapsed but may be restaked.  All of these showings are gossanous outcroppings within the same formation.  The weathered, crumbly rock fragments from these showings give sporadic high grades of zinc.  The Zebra, Horse and Zulu Showings all have unweathered zinc mineralisation in a cavity-filling setting with associated pyrite and dolomite mineralisation.  The recognition of this trend of showings as a separate and geologically distinct mineralisation type from both the vein and the Stratabound deposits in the southern part of the property was an important discovery.  This trend represents a shallow target for exploration with a similar type of mineralisation to the Pine Point deposits (i.e., Mississippi Valley Type).

The Rico Showing, at the northern end of the main Prairie Creek vein trend, was trenched and a vertically dipping mineralized vein was exposed.  Some additional mineralisation was found to the east of the vein which appears to be Stratabound but structurally controlled by shallow dipping faults.

During 1994 a total of 13,265 meters was drilled in 37 holes with the principal focus on Zone 3 but also including Zones 5 and 6 and the Debra and Rico Showings.

In 1997 an underground exploration program was carried out in order to complete sampling information from the 3 levels of workings.  After rehabilitation of the 870m and 930 meter underground levels had been completed, a series of 231 chip samples were collected from 294 meters of previously unsampled underground drift development with the following average grades produced:

U/G SAMPLING	DRIFT LENGTH	TRUE WIDTH	ZINC	LEAD	SILVER	COPPER
	(meters)	(meters)%		%	gm/t	%
Total drift Sampled	294
Weighted Average		1.78	17.22	15.98	329.9	0.77

The above assay results and widths represent the main vein structure only; there are significant  metal grades on the flanks of this structure and these are expected to contribute substantial tonnages to the total deposit. A number of samples were used to verify the results of work carried out by previous operators and these have been confirmed by assay results.  A random selection of the 1997 samples were umpired at a second independent laboratory and these confirmed the accuracy of the initial assays.

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

In 2000, the Issuer carried out a helicopter supported exploration reconnaissance program in the Nahanni region based out of the Prairie Creek mine-site.  This month long program covered an area of 4,000 square kilometres and consisted mainly of stream sediment sampling.  Six target areas, which merit follow-up exploration, were identified and additional reconnaissance exploration is recommended in specific areas.

During 2001, the Issuer completed a short diamond drill program, designed to enhance and increase confidence in the existing resource model and to identify areas of higher grade and tonnage, in advance of initial mining.  Five diamond drill holes were completed in the program totaling 1,711 meters of coring. The results of the program were a confirmation of the resource model and identification of significant further potential for this deposit.

The 2001 drill program was successful in identifying an area of significantly increased thickness and grade, referred to as “a thick-high-grade shoot,” in the existing Vein resource.  Additional parallel high-grade veins were also intercepted giving further potential to the identified mineral resource in this area.  This is considered important, in that this is proximal to where initial mining would take place and will provide significantly increased tonnage and grade per vertical meter, in early mining.  This when combined with earlier chip sampling exercises over 800 feet of one of the underground levels, confirm that a series of higher grade chutes exist within the Vein deposit.  At start up, or during times of low prices, these higher-grade areas can be mined to maintain cash flow or achieve early payout.

These more recent results further confirm the Issuer’s understanding of the geological interpretation of the deposit. This drilling has re-enforced and significantly enhanced the previous geological interpretations, thus increasing the confidence level of resources within the known Vein and Stratabound bodies of mineralisation.

6.

Resource Estimation

In January 1998, a Resource Estimation was carried out by MRDI Canada, a wholly owned subsidiary of AMEC E&C Services Limited. The information used in the resource estimate by MRDI was derived from the Issuer's diamond drill hole data, channel sampling from underground development and from a number of the more clearly defined drill logs from previous operators. MRDI staff visited the property site and agreed that the data and interpreted model represents the Prairie Creek Deposit.

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

The mineral resource was classified into measured, indicated and inferred resources, based upon level of confidence according to the Australasian Code for Reporting Identified Mineral Resources and Ore Reserves, using drilling grid spacing and continuity of mineralisation as determined through the geo-statistical review of the data.  The table below shows this “estimated resource” contained in Zone 3 only, as calculated by MRDI in the course of their independent review.  The “resource” grades include all intercepts in a specific area, and has had no blocks removed by a cut off grade.

The 1998 historical resource was prepared by MRDI under the supervision of Alan Taylor, a qualified person for the purposes of National Instrument 43-101.  The Resource Estimate was not prepared in accordance with National Instrument 43-101 but in accordance with  JORC  Australasian Code.  As a Qualified Person representing Canadian Zinc Corporation, Alan B. Taylor states that in his opinion the categories of measured, indicated and inferred mineral resources in The Australasian Code for Reporting of Mineral Resources and Ore Reserves used by MRDI are substantially equivalent to the categories of measured, indicated and inferred mineral resources in the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines as incorporated in National Instrument 43-101.

It should be noted that the 1998 mineral resource is strictly an in-situ mineral resource estimation and further delineation drilling and underground drifting is required in order to raise the confidence level of the resources.

The “1998 Mineral Resource Estimation” reflected the impact of step-out exploratory drilling,  completed by the Company since acquiring the property, at depth and along strike of the previously known mineral reserve.   While tonnage increased in direct proportion to area of influence, the basic Vein mineralogy and structure remained the same.

A summary of the MRDI Resources Estimation is contained as an appendix to the Scoping Study, which has  been filed on  SEDAR.  [See-Scoping Study below].

Prairie Creek Resource Calculation			Zone 3 Only. MRDI (January 1998)
Type	Category	Tonnes	Zn%	Pb%	Ag g/t	Cu%
Vein	Measured	542,000	12.5%	13.0%	197.0	0.4%
Vein	Indicated	1,434,000	11.2%	12.8%	190.0	0.4%
Subtotal		1,976,000	11.6%	12.9%	191.9	0.4%
Vein	Inferred	7,412,000	12.7%	11.0%	174.0	0.4%
Stockwork	Measured	79,000	31.1%	15.0%	294.0	0.7%
Stockwork	Indicated	228,000	14.5%	5.6%	134.0	0.4%
Subtotal		307,000	18.8%	8.0%	175.2	0.5%
Stockwork	Inferred	742,000	14.6%	5.0%	145.0	0.4%

Stratabound	Measured	500,000	10.5%	5.4%	51.0	0.0%
Stratabound	Indicated	785,000	10.6%	5.1%	59.0	0.0%
Subtotal		1,285,000	10.6%	5.2%	55.9	0.0%
Stratabound	Inferred	124,000	7.9%	2.7%	26.0	0.0%

Total Resource by Categories
Vein / Stock / Strata	Measured	1,121,000	12.9%	9.8%	138.7	0.2%
Vein / Stock / Strata	Indicated	2,447,000	11.3%	9.7%	142.8	0.3%
Subtotal Measured & Indicated		3,568,000	11.8%	9.7%	141.5	0.3%

Vein / Stock / Strata	Inferred	8,278,000	12.8%	10.3%	169.2	0.4%

7.

Scoping Study

In 2000/2001, the Issuer completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.

The Study took six months to complete and included metallurgical testwork, mill re-design, alternative mining methods, inclusion of paste backfill in the mine design, capital and operating cost estimates, a review of smelter terms and conditions for the Prairie Creek concentrates and other operating parameters.   In connection with the Scoping Study further metallurgical samples were collected and the mill equipment was reassessed.  The road access corridor, tailings pond and the underground workings were re-examined for future production considerations and capital cost estimates.  The Scoping Study was prepared in house using independent consultants and contractors at a cost of approximately $400,000.

The Study was examined by Micon International Ltd. of Toronto, who confirmed that “all of the elements necessary for a scoping study have been incorporated” by the Issuer and that “the assumptions made within are considered reasonable for a study of this nature”.

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of usual penalties for elevated impurity levels, including mercury in the vein zinc and copper concentrate.  Cash flows have been prepared taking into account these penalties.  A number of upside scenarios exist for the operation including reduction of penalty levels in the concentrate and further mechanization in the mine to reduce costs.  These alternatives will be examined further during the follow-up feasibility study process and do not form part of the base case.   Subsequent work in 2002 has indicated that the zinc concentrate can be smelted using the Sherrit hydrometallurgical process, opening up the market for the concentrates to hydro as well as conventional pyro-metallurgical smelters.

The Scoping Study assumes that Prairie Creek would be mined at 1500 tonnes per day as a mixture of Vein and Stratabound ores at “average” deposit grades.    The Scoping Study demonstrates that a 1,500 tonne per day mining operation can be established at Prairie Creek producing in the order of 95 million pounds of saleable zinc annually over at least 18 years (based on the current known combined resource of 11.8 million tonnes grading 12.5% Zinc, 10.1% Lead, 161 g/t Silver and 0.4% Copper).

The Scoping Study identified a number of different development and production scenarios.  The operation will utilize the existing mine and mill infrastructure put in place in 1982, at a cost of CDN$67 million, but never operated.  Indicated capital costs for the new operation are estimated to be CDN$40.5 million, including the construction of an all weather access road to the site.

The base case financial model in the Scoping Study indicates that the operation at a capital cost of CDN$40.5 million would have a pre-tax and financing IRR of 45.6% and an NPV (at 10% discounted cash flow) of CDN$97.2 million dollars over the first ten years of a minimum 18 year mine life.  The study used long term metal prices of US$0.90 per lb Cu, US$0.50 per lb Zn, US$0.25 per lb Pb and US$5.50 per ounce Ag.  The Canadian dollar was kept constant at US$0.66.  On this basis, for every cent the Zn price is over the break-even production cost of US 34.5 cents per pound; pre tax and financing cash flow increases by around US$0.64 million per annum. .  The base case indicates a break-even cash cost of production of US 34.5 cents per pound of saleable zinc after by-product credits, but before financing and taxation.

It should be noted that the Economic Assessment in the Scoping Study is preliminary and partially based on historical Resources that are considered too speculative to be categorized as Reserves in accordance with National Instrument 43-101.  In addition, the Scoping Study is preliminary in nature and despite the existing underground development and the on-site mill, the assumptions made within the Scoping Study and its subsequent results may not be attained.

The Issuer is now examining the various alternatives outlined within the Scoping Study and is working towards converting this into a bankable feasibility study.  As part of the full feasibility program, it is the Issuer’s intention to have the option to carry out a Pilot Plant program within the existing, 1,000-ton per day mill.  It is also intended to carry out additional delineation drilling and to drive a decline to provide a drilling platform and to access resource blocks below the current underground workings.

An optimization of project economics of Prairie Creek was carried out in 2003, based on the Scoping Study but assuming higher prices, current exchange rates and improved smelter terms, while at the same time looking at replacing “average” run of mine vein material with “high grade” vein material for the first few of years, as would be the practice during a start up.  The Optimization Study indicates that the mine can operate during the early years at a cash cost of 19 cents US per pound of saleable zinc, including by product credits.

For clarification, the typical grade of the higher-grade intersections are 17.22% Zn, 15.98% Pb, 329.6 g/t Ag and 0.77% Cu.  This compares with run of mine vein grades of 12.5% Zn, 11.4% Pb, 175.5 g/t Ag and 0.4% Cu.  Sufficient Vein material of this grade can be postulated for at least three years mill feed, and possibly as much as four to five years, based on 40-50% of the feed to the mill being Stratabound ore.

This Optimization Study indicates that under this high-grade scenario the Prairie Creek mine  could repay the capital cost of the development within eighteen months of start up.  The mine would produce approximately 125 million pounds of saleable Zinc annually at a production cash cost of approximately 19 cents US per pound after by-produce credits.

8.

Permitting at Prairie Creek

At the time of its construction in 1980 - 1982, the Prairie Creek Mine had been fully permitted for full scale mining and milling operations.  Permitting had been undertaken under the regulatory regime of the day, which involved a comprehensive environmental assessment and public review before the Northwest Territories Water Board. A considerable number of technical and baseline studies describing the proposed development and the physical and biological environment were undertaken at that time.

Water Licence N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 1, 1982 pursuant to the Northern Inland Waters Act and Regulations authorizing use of up to 1,150 m3/day and 420,000 m3/year of water from the Prairie Creek Valley Aquifer and setting standards for discharge of process effluent to Prairie Creek.  Land Use Permit N80F249 was issued July 2, 1980 for the winter road connecting Prairie Creek to the Liard Highway.  The Land Use Permit was extended in 1981 and again in 1982 to June 1983.  Surface Leases were issued for the minesite area and airstrip.  The Water Licence and Land Use Permit subsequently expired.

Further baseline studies were undertaken in 1994 in support of planned re-development and permitting activity at that time. A permit application was screened in 1995 as a level 1 screening pursuant to the Canadian Environmental Assessment Act (CEAA) and it was determined that that project could proceed as it was not likely to cause significant adverse effects pursuant to section 20(1)(a) of the CEAA.   A new land use permit N95F346 was issued in 1995 which included a portion of the road.    While the re-permitting process was subsequently discontinued in 1995, these studies represent a significant addition to the information database in support the Project.

In 1995 environmental and geotechnical studies were carried out to facilitate the preproduction permitting process.  A project description report was compiled by Rescan Environmental Ltd. and filed with the Northwest Territories Regional Environmental Review Committee (RERC).  This report contains details of all the environmental work completed at the Prairie Creek Property.  The report was filed to elicit terms of reference for an initial environmental evaluation report.  A Land Use Permit Application for upgrading the access road to an all-weather road was also filed with the appropriate government agency.

In 1998, a totally new regulatory and resource management scheme was introduced in this part of Canada.  During the negotiation of native land claim settlements, first with the Dene/Metis in the late 1980’s and then with the Gwich’in and Sahtu Dene/Metis people, the Federal Government agreed to establish a new resources management system through the creation of boards with joint membership which reflects First Nations’ desire to participate more effectively in the regulation of land and water throughout the Mackenzie Valley.

The Mackenzie Valley Resource Management Act (MVRMA) came into effect in 1998 for a defined area called the “Mackenzie Valley” which includes the area where the Prairie Creek Mine is situated.  Prior to that, the applicable legislation was the Canadian Environmental Assessment Act, S.C. 1992 c.37.  The CEAA no longer applies in the Mackenzie Valley, except under very specific situations.

The MVRMA is a piece of federal legislation that creates an integrated co-management structure for public and private lands and waters throughout the Mackenzie Valley in the Northwest Territories.  The Act was proclaimed December 22, 1998; however, Part IV which establishes the Mackenzie Valley Land and Water Board, was not proclaimed until March 31, 2000.

The overall legislative scheme of the MVRMA is designed to implement the Gwich’in and the Sahtu Land Claim Settlement Agreements (collectively the “Comprehensive Agreements”) by providing for an integrated system of land and water management in the Mackenzie Valley.  Under the Comprehensive Agreements, land use planning boards and land and water boards must be established for the settlement areas referred to in those Agreements.  In addition, an environmental impact review board must be established for the Mackenzie Valley along with a land and water board for an area extending beyond the settlement areas.

The Act establishes public boards to regulate the use of land and water, to prepare regional land use plans to guide development, and to carry out environmental assessment and reviews of proposed projects in the Mackenzie Valley.  The Act also makes provisions for monitoring cumulative impacts on the environment, and for periodic, independent environmental audits.

As institutions of public government, the boards regulate all uses of land and water while considering the economic, social and cultural well-being of residents and communities in the Mackenzie Valley.  These boards are charged with regulating all land and water uses, including deposits of waste, in the areas in the Mackenzie Valley under their jurisdiction.

The MVRMA ensures a greater role for Aboriginal people in land use planning, environmental assessment, and the regulation of land and water use.  To reflect the desire of First Nations to be more actively involved in resource management decision-making, half the members of each Board will be nominated by First Nations, and half by the Federal and Territorial governments.

Public boards under the MVRMA are formed through nominations.  Under the land claims agreements, First Nations are entitled to nominate one-half of the members of the board, reflecting the board’s jurisdiction over all lands including First Nation settlement lands.  The federal government, territorial government and First Nations can each nominate at their own discretion.

As land claims are settled, the  (MVRMA) Act currently provides for additional regional boards to be established in the Deh Cho, North Slave and South Slave regions.  The Act also anticipates amendments to accommodate new land  settlements and self-governments as they are finalized.  The Deh Cho area is not settled.  Prior to additional regional boards being established, First Nations in the Deh Cho region were asked to participate in the new system by recommending members to the Mackenzie Valley Environmental Impact Review Board and the Mackenzie Valley Land and Water Board.

Under the MVRMA, public boards are responsible for:

•

preparing regional land use plans to guide the development and use of land, waters and other resources; (Land Use Planning Board)

•

regulating all uses of land and water; (MVLWB) and

•

carrying out the environmental assessment and review process (MVEIRB).

As stated in the MVRMA, "the purpose of the establishment of boards by this Act is to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians." (Section 9.1. MVRMA)  Consultation is the cornerstone of the MVRMA.  Public boards under the Act have established their own consultation guidelines.

Land and water boards issue land use permits and water licences under the Mackenzie Valley Land Use Regulations and the Northwest Territories Waters Act and Regulations, within the Mackenzie Valley.  Each board has its own specific jurisdiction.

There are also land use planning boards developing and implementing a land use plan for their respective settlement areas in the Mackenzie Valley.

The Mackenzie Valley Environmental Impact Review Board (MVEIRB) is responsible for environmental impact review and assessment at a valley-wide level, including the Sahtu and Gwich’in settlement areas.

The public boards perform regulatory functions, such as permitting and licensing, and conducting environmental reviews, previously undertaken by the Department of Indian Affairs and Northern Development (DIAND) and the NWT Water Board.  Inspection and enforcement continue to be the responsibility of the DIAND.

After consultation with the land and water boards, the Minister of DIAND may give written policy direction to a board with respect to the exercise of any of its functions.  The Minister also approves the issuance of Type A water licences.  Regarding a Type A water licence, the Minister may attach terms and conditions such as provision for a security deposit, a requirement for water quality and quantity measurements, and a requirement for abandonment and restoration plans.

Aside from managing Crown lands and waters DIAND is still responsible for the administration, inspection and enforcement requirements associated with renewable, non-renewable and environmental legislation.  This includes the Mackenzie Valley Resource Management Act, the NWT Waters Act, and the Federal Real Property Act.  DIAND controls, manages and administers all Crown lands in the Mackenzie Valley under the authority of the Territorial Lands Act, and the Federal Real Property Act.

DIAND inspectors are responsible for ensuring compliance with legislation, regulations and the terms and conditions that are part of permits and licences issued by the boards.  These responsibilities are exercised by DIAND under the authority of the Territorial Lands Regulations, Territorial Quarry Regulations, Canada Mining Regulations and the Federal Property Regulations.

Under the Northwest Territories Waters Act, S.C. 1992, (C.29) (Waters Act) no person can use water or deposit waste in specific areas in the Northwest Territories without a licence to do so, Ss8 and 9.  Section 102 of the MVRMA provides that it is the Mackenzie Valley Land and Water Board (“MVLWB”) which has the jurisdiction with respect of all uses of water and deposits of waste in the area for which a licence is required under the Waters Act.  The MVLWB main function which is relevant to the Issuer, is to issue land use permits and water licences on land in unsettled land claim areas in the Mackenzie Valley. (i.e. including the Deh Cho area – emphasis added).

The stated objective of the MVLWB is to "regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians."

Accordingly, the Water Board may issue, amend, renew and cancel licences in accordance with the Waters Act and exercise any other power of the Northwest Territories Water Board under the Waters Act.

There are three stages in the environmental impact assessment process in the Mackenzie Valley: preliminary screening, environmental assessment and environmental impact review.  Not all developments will necessarily go through each of the three stages.  All projects undergo a preliminary screening, after which it is decided whether a project must proceed to a full environmental assessment or go straight to the regulatory phase.

All Applications for a land use permit or a water licence in relation to a development in the Mackenzie Valley are made to the Water Board or one of its regional boards, as determined by the location of the development.  In the case of Prairie Creek, being located within the Deh Cho First Nations region, for which a land claim settlement agreement has not as yet been reached, applications are processed by the Mackenzie Valley Land and Water Board.  The environmental assessment process is triggered by an application to the MVLWB for a water licence.

These Applications require the inclusion of certain baseline and other technical information to allow them to be appropriately assessed and processed.  Information provided with an Application is used for undertaking a preliminary screening and for regulatory review of the Application.

Preliminary screening is the first step in the environmental impact assessment process.  It is during the preliminary screening that the board determines whether there is any public concern related to the project or if it might have significant adverse environmental impacts.

During the preliminary screening, a systematic approach is taken to documenting the potential environmental effects of a proposed project.  Next, the board determines whether these effects need to be eliminated or minimized and, if so, how the project plan should be modified.  In the end, the board makes a recommendation on the need for further assessment.  Preliminary screenings on land and water applications are done by the appropriate land and water board.

The legislation requires that the MVLWB conduct a pre-screening of a proposal for development (s.124).  Where the MVLWB determines that the development might have a significant adverse impact on the environment or might be a cause of public concern, the MVLWB refers the proposal for development to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) for an environmental assessment (s.125).

Environmental assessment is the second stage of the environmental impact assessment process.  Projects may be referred to the Mackenzie Valley Environmental Impact Review Board by the preliminary screener, some other government department or agency, the Gwich’in or Sahtu First Nations, qualified to make a referral, or on the Mackenzie Valley Environmental Impact Review Board’s own motion.

The MVEIRB is responsible for the environmental impact assessment process throughout the Mackenzie Valley.  It is the main instrument for environmental assessment and review, replacing the CEAA, in the Mackenzie Valley except under specific instances.

The MVEIRB also:

• Conducts environmental assessments;

• Conducts environmental impact reviews;

• Maintains a public registry of all preliminary screenings conducted by Regulatory Authorities; and

• Makes recommendations to the Minister of DIAND for rejection or approval.

Once a development is referred to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment, notices are placed in northern newspapers.  The next step is for the developer to submit a project description to the Review Board.  The project description describes what the developer plans to do and how it will be carried out.  If referred for environmental assessment, which is most likely for a mining project such as Prairie Creek, the MVEIRB develops a work plan and terms of reference in order to conduct the Environmental Assessment.

The public has an opportunity to comment on the project and identify issues which may require consideration. Public information submitted to the Review Board throughout this process, including the project description, and all technical and public submissions are placed on a public registry.

The Review Board has guidelines for how they conduct environmental assessments.  These guidelines provide information for submissions to the Review Board, including timelines and opportunities to present information at any public hearings it may hold.  The environmental impact assessment process has several points where the local government and other stakeholders can contribute to and affect the regulatory process.  There will also be occasions where the local government will be asked to comment on a proposed development.

The Environmental Assessment process looks at the same factors considered in the preliminary screening, as well as addressing potential cumulative effects, socio-cultural considerations and alternate means of carrying out the project that are technically and economically feasible and potential environmental effects of such alternate means.  The Review Board then makes its recommendations to the Federal Minister of Indian Affairs and Northern Development.

Upon completing the assessment, the MVEIRB submits its Environmental Assessment Report (EAR) to the Federal Minister of Indian And Northern Affairs and Development who is responsible for distributing the EAR to other Ministers with jurisdiction over the proposed development.  (s.128).  The Minister of DIAND and other responsible Ministers have specific powers with regards to the EAR, including the power to adopt the recommendations contained in the EAR or to refer the matter back to the MVEIRB for further consideration (s.130).  Once the recommendations contained in the EAR are adopted by the Minister of IAND and the other responsible Ministers, those recommendations are to be included by the MVLWB as conditions of any water licence that it issues for that proposed development (s.62).

If the Mackenzie Valley Environmental Impact Review Board determines there will be significant adverse environmental impact from the project, it has the choice of referring the development to an environmental impact public review before a panel.  The Review Board may also recommend measures to prevent or mitigate these impacts.

The environmental impact review (EIR) stage is a detailed analysis and public review.  This is normally reserved for development projects where the environmental impact may be significant and could include public hearings in affected communities.   An environmental impact review is conducted by a panel consisting of members of the Mackenzie Valley Environmental Impact Review Board, as well as any expert members they may appoint.  The panel is required to issue terms of reference and the applicant must submit an impact statement.  There must be public notification of the submission of the impact statement, and public consultation or hearings in communities which may be affected by the development.  The panel conducts an analysis of the information received, and submits a report with a recommendation to the Minister.

 At the close of the environmental impact review stage, the Review Board reports the findings of an environmental impact review to the Minister.

The Minister may adopt the recommendation of the review panel or refer it back for further consideration, or, after consulting with the review panel, adopt the recommendations with modifications, or the Minister can reject the report.

The Minister of DIAND, along with the other Responsible Ministers, is required to make a decision on the EA report.  The Minister may adopt the recommendations of the Mackenzie Valley Environmental Impact Review Board, refer the report back to the Review Board, or reject the report and order further environmental impact review.

When finally adopted by the Minister the application is sent to MVLWB for issuance of permits and licences by the MVLWB.  The regulatory phase is the process of issuing regulatory authorizations once the development is approved through the environmental assessment process.  The authorizations include terms and conditions which reflect the recommendations approved during the EA process, as well as other standard conditions for carrying out development.

Decisions of the land and water boards are subject to review by the Supreme Court of the Northwest Territories and the Federal Court of Canada.

The Mackenzie Valley Land and Water Board (MVLWB) was created on March 31, 2000.  The MVLWB and its associated regional boards took over regulatory functions previously performed by the DIAND, the Northwest Territories Water Board, and the Government of the Northwest Territory’s Department of Municipal and Community Affairs on Commissioner’s Lands.

Part 5 of the Mackenzie Valley Resource Management Act, S.C. 1998, C.25 requires that any “proposals for development” comply with environmental assessment process consisting of a preliminary screening by the regulatory authority and, if applicable, an environmental assessment and an environmental impact review by the Mackenzie Valley Environmental Impact Review Board.

However, Section 157.1 of the Act provides that Part 5 does not apply in respect of any licence, permit or other authorization related to an undertaking that is the subject of a licence or a permit issued before June 22, 1984, except the licence, permit, or other authorization for an abandonment, decommissioning or other significant alteration of the project.

Section 157.1 of the Act has been considered by the Court of Appeal of the Northwest Territories in the case  North American Tungsten Corporation Ltd. V Mackenzie Valley Land and Water Board (2003 NWTCA5).  In that case the Court said (at paragraphs 24 to 27):

“Both the Comprehensive Agreements and the MVRMA  also clearly recognize that a full scale environmental review will not be appropriate in respect of certain existing permits, projects and licences.  Instead, both reflected some grandfathering, of existing developments as required to balance competing interests.  Those interests include the legitimate goal of protecting land and water resources in the Mackenzie Valley for the benefit of its citizens, on the one hand, whilst, at the same time, exempting from the full force of the new environmental legislation undertakings developed under an earlier legislative regime.  For example, the Comprehensive Agreements explicitly protect certain mineral interests, and arguably the rights assets therewith, in existence as of the date of the settlement legislation.”

“This respect for vested interests is reflected in the MVRMA.  Part 7 contains a number of transitional provisions designed to preserve and protect the existing rights and interests.  For example, Section 151 provides that certain existing permits continue in effect despite the implementation of the new legislation.  Section 152 protects all existing rights to the use of any lands under any lease, easement, or other interests granted under any territorial law, again despite what would otherwise have been the impact of the new legislation on such interests.”

“Further confirmation that Parliament did not intend the MVRMA to interfere with existing rights can be seen in the fact that even pending applications for permits and licences are to be dealt with under the prior applicable legislation and not under the MVRMA.”

“These provisions collectively reflect that Parliament did not intend to impose an entirely new environmental review process on every project in the Mackenzie Valley irrespective of the status of that project or time the MVRMA came into effect.  Instead, the MVRMA grandfathered certain projects and provided that others yet would be dealt with under prior applicable legislation.  In interpreting Section 157.1 therefore, one must recognize that it is designed to grandfather certain undertakings which predate June 22, 1984.  Accordingly, this Section must be interpreted in a manner which best comports with its intended purpose.”

The Prairie Creek Project was the subject of both a Water Licence and Land Use Permit issued prior to June 22, 1984.

The Company initiated preliminary discussions with the Water Board and  regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the  Prairie Creek Mine operation.  A follow up presentation was made to the Mineral Development Advisory Group in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of an Environmental Assessment Report to be submitted in support of applications for permits and licences authorizing full production of the mine.

Since August 2000, the Company has received two separate land use permits to carry out diamond drilling on the site and in the immediately surrounding area through the Mackenzie Valley Resource Management Process.

Canadian Zinc applied to MVLWB on August 28, 2000 for a Land Use Permit (MV2000C0030) to carry out a  7 drill hole program  and to access the Sundog (or CAT) Camp located along the winter road and clean up the camp area.  On October 4, 2000 MVLWB referred the application to the Mackenzie Valley Environmental Impact Review Board.  The application was then split into separate LUP application with specific reference to the drilling program and the Cat Camp Clean-up Development.  A LUP was issued by MVLWB on June 14, 2001 which permitted the small drill hole program (MV2000C0030A).  The MVEIRB issued their recommendation July 11, 2002 that the program regarding the Cat Camp Clean-up Development be carried out during the winter season.  This application remains open.

On March 5, 2001, the Company submitted a Land Use Permit application for a Phase 2 Exploration Drilling Programme.  After Environmental Assessment by the Review Board, on November 30, 2001 the Water Board issued Land Use Permit MV 2001 C0022A, valid for a period of five years, authorizing the drilling of up to 60 exploration holes on the Zone 3 Mining Lease and within 1000 meters of the Prairie Creek mine.  The Company has applied to the Water Board for an extension of this Permit to the Company’s other mining leases at Prairie Creek.

The Corporation applied to the Mackenzie Valley Land and Water Board on March 5, 2001 for  Type ‘B” water licence,  and  a Land Use Permit MV2001L2-0003.  The application included underground decline development and metallurgical pilot plant operation among the activities planned for the Prairie Creek minesite.  The application was first distributed to government agencies, first nations, communities and other organizations in order for the MVLWB to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

In April 2001, both the Parks Canada agency and Pehdzeh Ki First Nation referred the matter to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment (EA) pursuant to section 126(2) of the MVRMA.  The referral to EA occurred prior to the Board’s completion of the preliminary screening of the proposed operations.  The MVEIRB notified the Corporation on April 14, 2001 that the proposed developments would undergo an EA.

The MVEIRB submitted their Report of Environmental Assessment (EA Report) on February 5, 2002 to the Minister of Indian and Northern Affairs Canada (the Minister).  In a letter dated September 3, 2002, the Minister declared that as per section 130(1)(b)(i) of the MVRMA, the MVEIRB was to give further consideration to unresolved issues in the EA Report relating to the Tailings Containment Area and water treatment in general.  The MVEIRB submitted their Reasons for Decision document on April 4, 2003, outlining recommended revisions and additions to be made to the recommendations in its February 5, 2002 EA Report.  On June 16, 2003, the Minister approved the Reasons for Decision document and directed the MVLWB to proceed with the licensing process.

The MVLWB directed its staff to draft the water licence based on an exchange of written documents and a series of meetings with interested parties.  These parties included:

• Deh Cho First Nation,

• Nahanni Butte Dene Band,
• Department of Fisheries and Oceans,
• Department of Resources, Wildlife and Economic Development, (GNWT),
• Environment and Conservation, Department of Indian and Northern Affairs  (INAC),
• Environment Canada,
• Parks Canada,
• Canadian Parks and Wilderness Society, Northwest Territories Chapter

• South Mackenzie District Office, INAC; and
• Water Resources, INAC.

The preparation of a draft water licence was divided into three stages and the interested parties listed above had the opportunity to be involved in all stages.  Each of the first two stages involved the development or revision of a draft licence and its circulation to all the above interested parties, a review board, and a submission deadline for any written comments from the reviewers to MVLWB staff.  After comments were received, a face-to-face meeting of the parties was held to further discuss the draft.  The third-stage, as outlined to all parties at the beginning of the licensing process, involved a third round of reviews of the draft licence but not a face-to-face meeting.  The comments of all reviewers were shared among all the above parties during each stage.

The Deh Cho First Nation (DCFN) identified a problem during the third stage of the drafting of the licence.  On August 19, 2003, a security deposit estimate was distributed to the above parties and comments were requested by August 22, 2003.  One of the two individuals representing DCFN was missed on the distribution list; therefore the DCFN requested that the MVLWB allow the DCFN seven additional days to review the security deposit estimate.  At the August 26, 2003 Board meeting, the MVLWB deferred their decision on the Licence to the September 10, 2003 Board meeting in order for the DCFN to have the seven additional review days.

Once this process was complete, staff provided the third draft of the licence and all relevant submissions from the interested parties to the MVLWB for its consideration.  On September 10, 2003 the Board decided to issue Water Licence MV2001L2-0003 (the Licence), and the Land Use Permit subject to the conditions set out therein.  The Licence contains the terms and conditions that the Board felt necessary to protect the environment, conserve the water resources of the Prairie Creek watershed and provide appropriate safeguards in respect of the Corporation’s use of waters and deposit of wastes.  It also includes the recommendations approved by the Minister and those suggestions made by the MVEIRB which were recommended to, and approved by the Board.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI  First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to issue the Water Licence to the Company.  Subsequently both the Canadian Attorney General, representing the Minister for Indian and Northern Affairs and the Sierra Legal Defense Fund, representing the Canadian Parks and Wildlife Society, have applied to the Federal Court to be joined as Interveners in this Appeal.

In May 2003, the Company applied for a Land Use Permit for use of the existing winter road from the Liard Highway to the Prairie Creek Mine.  The Company has argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act.  This application is still being reviewed by the Water Board but the Company anticipates that the application will be referred for Environmental Assessment.

Since August 2000 Canadian Zinc has been working on moving the Prairie Creek Project through the permitting process. The Mackenzie Valley resource management and permitting process is very cumbersome, slow and political, and to date has caused extreme delays to the Company in its efforts develop the Prairie Creek Property.  It is estimated the remaining permitting work will take around two years and cost between $3 and $5 million Canadian, depending on the level of environmental review and work carried out.

9.

Environmental Matters

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

The Nahanni National Park Reserve was created in 1972, following a canoe trip down the river by Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes.  Exploration activity at Prairie Creek had been ongoing for many years prior to 1972  and underground development was well advanced at this point in time.    The South Nahanni River is 500 kilometers in length of which 300 kilometers are contained within the Nahanni National Park Reserve.

The watershed of the South Nahanni River is 37,000 km2, of which 4,766 km2 are contained within the Nahanni National Park Reserve.  By comparison, the watershed of Prairie Creek above the minesite is 495 km2.  In accordance with the relative sizes of their respective watersheds, water flow in the South Nahanni averages 75 times that of Prairie Creek and ranges from 50 to 180 times as much.

Parks Canada has been on record since 1987 as wanting to expand Nahanni National Park Reserve of Canada to make it more representative of the Mackenzie Mountains Natural Region and to improve its ecological integrity.  The 1987 Nahanni National Park Reserve Management Plan identified three Boundary Candidate Areas for Potential Park Reserve Boundary Expansion.  The Plan notes that these are not final boundary proposals, but areas of high value within which Parks Canada may seek boundary adjustments.

The three areas are: the Tlogotsho Plateau, Ragged Range and the Nahanni  Karst Region north of the first canyon.  None of these regions includes the areas near or around the Prairie Creek Mine.  One of the areas  the “Nahanni Karst” area  overlaps with parts of the existing winter road along its northern boundary, including from approximately Km 32 to Km 35 and Km 49 to Km 86.  These areas are outside the South Nahanni River watershed within the north flowing watersheds of the Tetcela and Ram Rivers.

It is not known by the Company what criteria were utilized in setting of the three candidate areas.

The Mineral and Energy Resources Assessment  Federal process (MERA) was established in the 1980’s as a prerequisite to the establishment of parks in the Northwest Territories and the Yukon.  Studies have been done under MERA  to assess the mineral potential of certain parts of the proposed expansion areas.  The MERA study for the three specific areas of Park Expansion has now been completed by the Geological Survey of Canada in a published Open File #1686, 2003.  Preliminary  MERA programs are now being planned over the next few years for  the area  around the Prairie Creek Mine.

As part of the Deh Cho Process, The Naha Dehé Consensus Team (“NDCT”), consisting of representatives from Deh Cho First Nations and Parks Canada reviewed the 1987 Park Management Plan, and the 1994 Management Plan Amendments.  A final draft of the updated Park Management Plan was circulated to stakeholders and the public for review and comment.

Through the Deh Cho Process, a proposal to withdraw a considerable portion of the South Nahanni River watershed received favourable review by both Canada the Deh Cho First Nations.

In November 2001, at the invitation of the Deh Cho Process, Parks Canada tabled information on areas of high conservation value around Nahanni National Park Reserve for possible inclusion in the Park.  These areas, along with other proposed conservation lands and development zones were reviewed by the Deh Cho Land Working Group and were included within the interim land withdrawal.  This land withdrawal will result in the lands surrounding Nahanni National Park Reserve being withdrawn from the possibility of new developments.  Existing interests including mining will be allowed  to continue according to their permits, but new activities will not be allowed.  See section “First Nations” below.

In addition to this, the NDCT has developed an Interim Park Management Arrangement (IPMA).  As prescribed in the Interim Measures Agreement of the Deh Cho Process, the IPMA guides the management of Nahanni National Park Reserve during this interim period until the Deh Cho Process is finalized.  See discussion in section on First Nations below.

The South Nahanni is highly valued as a wilderness recreation river and is regularly used for canoeing trips during the summer months.  These wilderness adventure tours are supported by a number of outfitting companies from as far away as Ontario.  Through the efforts of Parks Canada the South Nahanni River and the Nahanni National Park Reserve have been designated as a Canadian Heritage River and a World Heritage site, respectively.

The Company recognizes the highly valued wilderness attributes of the South Nahanni River which have led to these designations, and is committed to working closely with the Deh Cho First Nations, in whose traditional territory the Nahanni National Park Reserve lies, Parks Canada and the Nahanni River Outfitters Association to ensure that operations at the Prairie Creek Mine do not adversely impact upon this special place.

Acid Rock Drainage

The mineral resources at the Prairie Creek Mine are hosted in carbonate rocks. The low sulphide values and high excess neutralization potential of the host rocks (and tailings products) indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes.  Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994.  The results indicated an overwhelming dominance of acid neutralizing minerals with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200.  Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential.

Endangered Species

The Committee on the Status of Endangered Wildlife in Canada (COSEWIC) lists two species in the area of the Prairie Creek Mine.  These are the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category.  In areas removed from the minesite, COSEWIC lists the Anatum Peregrin Falcon (Falco peregrinus anatum), the Woodland Caribou Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered Threatened.

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

10.

First Nations

In the Mackenzie Valley, land is either owned, or managed, controlled and administered by different governments or landowners.  Land can be either Crown or Commissioner’s land administered by land managers, or the land is privately owned.

In the Northwest Territories, private lands are owned largely by First Nations with settled land claims.  There are two major landowners in the Mackenzie Valley- the Gwich’in and Sahtu.  As claims are settled in the Deh Cho and North and South Slave regions, more private lands will be created and Aboriginal groups will become landowners in their respective regions.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“Deh Cho”) as their traditional territory.  The Deh Cho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.

The Deh Cho and the Federal Government of Canada both claim legal title to this territory, the Deh Cho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900 and Treaty 11, signed in 1921 and 1922. Canada maintains that under the Treaties the Deh Cho extinguished ownership of their traditional lands.  The Federal Government and the Deh Cho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute.   The Deh Cho territory has an area of approximately 210,000 square kilometers and has a native population of approximately six thousand.

The Federal Government has negotiated land claim settlements in other parts of the Northwest Territories, first with the Dene/Metis in the late 1980’s and then with the Gwich’in and Sahtu Dene/Metis people.  The Deh Cho have not settled their land claim with the Federal Government and remains the only Mackenzie Valley First Nations group not to have done so.

Since the mid 1990s the Deh Cho and the Federal Government have been engaged in what is known as the Deh Cho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Deh Cho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Deh Cho territory.  The objective of negotiations is to complete a Deh Cho Final Agreement which clarifies and builds upon existing Treaties by implementing a Deh Cho government which will make laws and deliver programs and services; be a public government based upon Deh Cho First Nations laws and customs and other Canadian laws and customs and be the primary government for the delivery of programs and services to residents of the Deh Cho territory.  The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Deh Cho territory.

Early negotiations proved very slow in part because the Deh Cho initially rejected the land selection process by which land claim disputes have been typically settled in the North.  Under the typical system, the Federal Government and First Nations select by negotiation particular areas of land in the area under dispute.  Once selected the Government makes a financial payment and the claim is settled. However, the Deh Cho have been holding out for full constitutional, legal and governmental control over their entire region, where effectively the laws of Canada would no longer apply, and this has led to lengthy and difficult negotiations.  The Deh Cho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty.  The Federal Government has recognized that the inherent right of self government is an existing aboriginal right recognized and informed by section 35 of the Canada Constitution Act, 1982.  Approximately 40% of the length of the proposed Mackenzie Valley pipeline, to take gas from the Mackenzie Delta to Alberta, will pass through Deh Cho territory.

In May 2001  the Federal Government and the Deh Cho First Nations  entered into a Framework Agreement dated May 23, 2001.  The Framework Agreement contemplates providing a structure for the negotiation of the Final Agreement.  However, all negotiations are without prejudice to the legal position of the parties and nothing in the Framework Agreement is to be interpreted as creating, recognizing or denying rights or obligations of any of the parties.  The Federal Government and the Deh Cho agreed that it is desirable that the negotiations proceed at a pace which allows for the people of the Deh Cho territory, and particularly the Elders, to remain fully informed and involved in the process.

As contemplated in the Framework Agreement, an Interim Measures Agreement, also dated May 23, 2001, was executed between the parties to provide for interim arrangements pending the negotiation and signing of the Deh Cho final agreement.

Under the Interim Measures Agreement, the Government and the Deh Cho agreed to develop a land use plan for the Deh Cho lands outside Nahanni National Park Reserve and for that purpose to establish a Land Use Planning Committee.  The purpose of the land use plan is to provide for the conservation, development and utilization of the land, waters and other resources in the Deh Cho territory, taking into consideration the principles of respect for the land, as understood and explained by the Deh Cho Elders, and sustainable development.

Under the Interim Measures Agreement, Canada and the Deh Cho agreed to negotiate for the purpose of identifying lands to be withdrawn from disposal and mineral staking and Canada agreed to withdraw from disposal, by Order in Council under the Territorial Lands Act, the lands identified in this process.

However, the Interim Measures Agreement specifically provides at sections 19 and 23 that land withdrawn from disposal under the Agreement shall be subject to the continuing exercise of existing rights, titles, interests, entitlements, licences and permits and that the provisions of the Agreement shall not effect access to or across withdrawn lands.

The Agreement also provides that no new water licences or land use permits will be issued under the Mackenzie Valley Resource Management Act within the Deh Cho territory except after written notice to the Deh Cho First Nations and after a reasonable period of time for the Deh Cho to make representations with respect to the application for such licence or permit.  Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Deh Cho territory with out the support of the affected Deh Cho First Nation.

The parties also agreed to enter into negotiations for the purpose of concluding an interim resource development agreement with the objective to foster resource development in the Deh Cho territory.  Canada also agreed that the Final Agreement will ensure that a major mining project that requires any authorization from Canada, and that will impact on the Deh Cho, shall be subject to negotiation with the Deh Cho of an agreement relating to that project.  A major mining project is defined as a project related to the development or production of minerals that will employ an average of 50 persons annually for the first five years in the Deh Cho territory and for which more that $ 50 million will be expended in capital costs.  The Company believes that the Prairie Creek Project is currently the only such major mining project in the Deh Cho territory.

The Agreement also provided that the Deh Cho may propose protected areas for land withdrawal or permanent protection under the Northwest Territories Protected Areas Strategy.  The parties also agreed to negotiate an interim management arrangement respecting the management of Nahanni National Park Reserve.

The Interim Measures Agreement was made without prejudice to the legal position of the parties and nothing in the Agreement is to be interpreted as creating, recognizing or denying rights or obligations on the part of the parties.

In April 2003, Canada and the Deh Cho agreed to an interim withdrawal of lands covering an areas of approximately 80,000 square kilometers for a period of five years.  The withdrawal was confirmed by Order in Council dated August 13, 2003.  The Company has made efforts to attempt to identify precisely what lands have been withdrawn by the Order in Council but has been unable to satisfactorily do so.  It is believed that the withdrawn lands do not include the Prairie Creek Mine but may include a portion of the Company’s southern mining leases.   The withdrawn land does include an area over which part of the Company’s winter road to the Prairie Creek property passes.

In August 2003, a Memorandum of Understanding was signed between the Deh Cho and the Parks Canada Agency, whereby as part of the Deh Cho Process, Parks Canada and the Deh Cho agreed to work co-operatively towards completion of a feasibility study towards the addition of the identified lands to the Nahanni National Parks Reserve and to recommend an amendment to the Canada National Parks Act for a new boundary for the expansion of the Nahanni National Park Reserve and, as part of the Deh Cho Final Agreement, moving the Nahanni National Park Reserve to full National Park status under the Canada National Parks Act.

At the same time in August 2003, an Interim Park Management Arrangement for the Nahanni National Park Reserve was signed between the Deh Cho and Parks Canada Agency designed to give the Deh Cho a greater role in the Parks management process.  A Consensus Team was established, comprising three appointees of Parks Canada and four from the Deh Cho First Nations (two from Nahanni Butte) to address, amongst other things, making recommendations in respect of impacts of land and resources uses in areas outside Nahanni National Park Reserve.

The Interim Park Management Arrangement is a statement of interests only and is not legally binding.  Nothing in the Arrangement obliges Canada to act in a manner inconsistent with federal or territorial legislative or regulatory jurisdictions or authorities and the Nahanni National Park Reserve shall be administered and managed in accordance with the Canada National Parks Act.

Under the Arrangement the Deh Cho and Parks Canada agreed that while the current jurisdiction of Parks Canada is restricted to Nahanni National Park Reserve, the ecological integrity of the Park Reserve depends on the ecological integrity of the South Nahanni River watershed as a whole.  The Prairie Creek mine is located within the watershed of the South Nahanni River.

The Deh Cho Land Use Planning Committee (the Committee), was formally established in February 2002 under the authority of the Deh Cho Interim Measures Agreement with the responsibility to prepare a land use plan for the Deh Cho territory.  The land use planning process is a community driven process where the goals and values of the residents of the Deh Cho guide the development of the plan.  The Committee also works closely with other planning partners such as governments, public agencies, non-government organizations and businesses to fulfill its mandate.

The mission statement of the Planning Committee is to develop a land use plan as a management tool to determine what type of land use activities should occur and where they should take place.  The plan will balance economic, social, environmental and cultural needs and interests.  The plan will be guided by the principals of sustainable development and respect for the land as understood and explained by the Deh Cho Elders.

The purpose of the land use plan is to promote the social, environmental, cultural and economic well being of residents and communities in the Deh Cho territory, having regard to the interests of all Canadians.  This will be accomplished by taking into consideration the principles of respect for the land as understood and explained by the Deh Cho Elders, and sustainable development.  The Plan shall provide for the conservation, development and utilization of the land, waters and other resources in the Deh Cho territory.

The Deh Cho Land Use Planning Committee includes representatives of the Deh Cho First Nations (DCFN), Government of the Northwest Territories and Government of Canada.  As outlined under the Deh Cho Interim Measures Agreement DCFN appointed two members while the two Governments each appointed one member.  Upon the recommendation of the Committee, the parties to the Interim Measures Agreement appoint a fifth member as Chairperson.

Once approved the land use plan will provide legally binding direction to regulatory agencies and decision-makers in their assessment of development projects, protected areas proposals and other land uses.  The planning area excludes municipal areas and Nahanni National Park Reserve.

The Deh Cho Interim Measures Agreement established the Land Use Planning Committee and guidelines to develop a land use plan for the Deh Cho Territory.  The planning process will consider the traditional use and occupancy information that has been gathered to determine the Interim Land Withdrawals along with other information on the natural resources and the economic and social needs of the communities.  In return, the plan will revise the Interim Land Withdrawals based on the new information that has been gathered.

Land use planning boards are responsible for preparing comprehensive land use plans for their respective settlement areas.  These plans guide the use of Crown, settlement, and other private lands and provide direction for the conservation development and use of land, waters and other resources.  Essentially, the land use planning boards create plans which lay out the permitted and prohibited uses of all land within a settlement area.  They develop land use plans for their regions and recommend approvals, exceptions and amendments to related plans.

A land use plan is a public document that sets aside different areas for different uses, and describes what activities are permitted or not permitted in specifies areas.  The land use plan applies to both Crown and settlement lands.  It does not apply to lands within municipal boundaries or lands within national parks or historic sites.

Once the land use planning board has adopted a land use plan, it must submit the plan to the First Nation of the settlement areas, the territorial minister and the Federal Minister for approval.

The Deh Cho process negotiations are currently at the Interim Measures and Framework Agreement stage.  The outcome of the negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Deh Cho  government within the Deh Cho territory.  It is expected that the negotiations  towards a Deh Cho Final Agreement will take some five  years to complete.

The Prairie Creek mine is located 90 km from the nearest settled community of Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 km downstream of the minesite.  The population of Nahanni Butte is approximately 117 people and water for domestic purposes is supplied by well. There is no permanent road access into the Prairie Creek property other than the existing winter road which was established in 1981.  Regular access is by air only to a private airstrip controlled by the Company.  There is no other existing land occupation nor commercial land or water based activities in the vicinity of the mine.  Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history.

On December 10, 1996 the Issuer completed the negotiation of the Prairie Creek Development Cooperation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations in the Northwest Territories.  The agreement provides that in consideration for the Band providing financial assistance, quiet enjoyment, access easements, potential cost savings as a result of the Band's involvement, support for the project and assembly and provision of the Band's traditional knowledge in support of the project, the Issuer will:

(a)

pay the Band 5% of after tax net profits after repayment of the aggregate costs incurred in constructing access and bringing the project into production;

(b)

grant the Band an option to purchase 10% or 15% of the project for $6,000,000 or $9,000,000 respectively subject to adjustment for inflation and additional development costs, exerciseable within three months following delivery of a Bankable Feasibility Study and receipt of all major permits for the project; and

(c)

give the Band preferential access on providing contract services; being competitive as to price, delivery, capability, performance and quality.

Following commencement of production, the Band and the Issuer will jointly fund (a) the establishment of an education centre to a maximum of $150,000 and annual operating costs up to $50,000; and (b) a scholarship fund of $20,000 per year increasing to $30,000 per year following payback of all capital costs.  In addition, the project will contribute $25,000 per year to a trust on commencement of construction of access to the project, to compensate traditional harvesters who are negatively affected by the project and the access.

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

On November 28, 1996 the Nahanni Butte Dene Band issued a Band Council Resolution stating that the Band on behalf of its membership “does fully ratify and endorse the Prairie Creek   Development Cooperation Agreement” in which the Nahanni Butte Dene Band proclaimed its support for the Prairie Creek mine and the establishment of an all weather  access road to the mine in recognition of the significant benefits to Nahanni Butte and the DCFN communities as a whole.  The Agreement was supported as well by the DCFN by Tribal Council Resolution.

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

The Nahanni Butte Dene Band issued a Band Council Resolution on May 18, 2000 in support of protecting the South Nahanni watershed, stating that “the Nahanni National Park Reserve was created without the consent or participation of the Deh Cho First Nations” and that the “Final Agreement should provide for the recognition of Deh Cho First Nations jurisdiction over the entire Nahanni watershed, including the Park or Park Reserve”.

On January 29, 2001 the Band issued a further Resolution rescinding their support for the Protected Areas Strategy for the Nahanni National Park Reserve watershed.

On January 17, 2002 the Band issued a further resolution reconfirming their support for the Prairie Creek Mine Project.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI First Nation and the Deh Cho First Nations, against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

Canadian Zinc seeks to consult on a regular basis with the Nahanni Butte Dene Band and other First Nations as to opportunities for implementing the provision of the Development and Cooperation Agreement as the Company moves forward with its plans for re-development of the property.  As the Prairie Creek  Development Cooperation Agreement provides for a positive and cooperative working relationship between the Company, Nahanni and the Deh Cho First Nations in respect of  developing and operating an environmentally sound operation at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve, the Company believes that the separate goals of the Deh Cho First Nations in achieving political sovereignty and economic self-sufficiency and in protecting the environment are compatible.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 The Company made significant progress during 2003. Obtaining a Land Use Permit and a Water License for a decline and underground development and drilling and for a pilot plant metallurgical testing in September 2003, after a lengthy and arduous process, was finally an important step forward on the permitting front.

The Company also renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Property site, for a period of ten years terminating March 31, 2012.

With the general improvement in metal prices, and in the investment market for resource companies, during the second half of 2003, the Company completed a number of financing to fund ongoing exploration, development and permitting of the Prairie Creek Property. During 2003 a total of $15,619, 802, before expenses, was raised representing a significant improvement in the Company's liquidity and working capital.

Towards the end of the year the Company negotiated an agreement with Titan Logix to purchase Titan's interest in the Prairie Creek Mine Property. Under the Agreement, which was completed shortly after year-end, the Company acquired the outstanding 40% interest in the physical plant and equipment at Prairie Creek, which it did not already own, and also repurchased a 2% net smelter royalty interest with a face value of $8.2 million. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.

Canadian Zinc is in a strong financial condition. At December 31, 2003 the Company had cash and short term deposits of $13.5 million and is debt free.

A.

Operating Results

The Company’s loss for the year ended December 31, 2003, as determined under US GAAP, totaled $1,154,646 compared to a loss of $1,295,929 in 2002 and a loss of $1,337,764 in 2001 with the major difference being the absence of stock based compensation in 2003 compared to a charge of $171,000 in 2002.

Under Canadian GAAP for 2003, the Company reported a net loss of $904,860, compared to a loss of $937,208 in 2002 and $736,771 in 2001.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than minor interest income.  Interest income in 2003 was $28,380 compared to $4,552 in 2002, the increase being attributable to higher cash balances invested, specifically in the fourth quarter of 2003.

Administrative Expenses

Administrative expenses for 2003 were $928,121, compared to $749,939 in 2002.  The increase was largely attributable to increased corporate activity.  The major components of expenses were management compensation, shareholder and investor communication, professional fees, and listing and regulatory fees.  Shareholder and investor communication and listing and regulatory fees increased substantially from 2002 as a result of increased financing activities.

Amortization and Write-offs

Amortization of $5,119 ($7,074 – 2002) was minor and relates to the amortization of  equipment.

In 2002 the Company expended $136,747 in exploration of the Damoti Lake Property.  During the first quarter of 2003 the Company terminated its option agreement on this property and the total expenditure of $184,747 was written off and expensed in 2002.

      Income Tax

The Company is not taxable and had no income tax expense for either 2003 or 2002.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of future tax assets is indeterminable.

Related Party Transactions

The Company had no related party transactions in 2003 or 2002 other than executive compensation and consulting fees of $286,256 and $109,257, respectively, paid to directors and corporations controlled by directors.

Stock Based Compensation

In 2003 the Company adopted the fair value method of accounting for stock options granted to employees and directors.  The Company charged $54,000 stock based compensation to operations during 2003.  Had the Company followed the fair value method in 2002 the Company would have recorded an additional compensation expense of $171,000 in respect of stock options granted and modified to employees and directors in 2002.  In 2002 the Company recorded $97,500 of stock based compensation on 500,000 stock options granted to a consultant.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During 2003 the Company expended $217,326 on exploration and development on the Prairie Creek Property, the principal components of which were geology, lease rentals and permitting and bonding.

During 2002 the Company expended $319,807 on its resource properties of which $136,747 was expended on the Damoti Lake Property, with the balance on the Prairie Creek Property.  Full particulars of the deferred exploration and development costs are shown on the Schedule attached to the Financial Statements.

Asset Retirement Obligations

The Company follows the policy of recognizing the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset.  During 2003 the Company provided $117,990 in asset retirement obligations related to the Prairie Creek Property and a corresponding $219,600 increase in assets.  Amortization of the asset retirement obligation and equipment and asset retirement accretion totaling $32,460 was capitalized to deferred exploration and development costs.

B.

Liquidity and Capital Resources

Canadian Zinc does not generate any cash flow and has no income other than minor interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income was $28,380 in 2003.

During 2003 the Company generated $15,619,803 gross proceeds from financing activities through the issue of 29,844,763 common shares in private placements, the exercise of options and the conversion of share purchase warrants.  Cash flow from financing activities, net of share issuance costs, was $14,388,550.  In 2002 cash flow from financing activities was $402,109.

Source of Cash - Financing Activities

In the first quarter of 2003 the Company completed two private placements for a total of $222,100 net of issuance costs

In November 2003 the Company completed a private placement financing for a total of $6,431,036 (net of issuance costs), of which $1,250,000 represented the issue of flow through shares.

In December 2003 the Company completed two further private placement financings for a total of $6,018,872 (net of costs), of which $500,000 represented the issue of flow-through shares.

During 2003 a total of 5,107,620 shares were issued arising from the conversion of previously issued share purchase warrants and 2,680,000 shares upon the exercise of director and employee stock options, generating an aggregate of $1,786,002.

In summary, during the year 2003 the Company raised a total of  $15,578,802, before fees and expenses, which will be utilized to fund the Company’s ongoing exploration, development and permitting activities and for general working capital.

Proceeds from the Issue of Common Shares	2003	2002
Private Placement Financing	$ 13,792,800	$ 402,109
Warrants Conversion	$ 1,223,002	0.00
Options Exercised	$ 563,000	0.00
Total Cash Raised	$15,578,802	$402,109

Use of Cash – Investing Activities

In 2003 cash used in operating activities was $845,741 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $352,704including a payment of $130,000 deposit for the performance of abandonment and reclamation obligations and $217,326 exploration and development costs  All of the investment in exploration and development was made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In 2002 cash used in operating activities was $610,387, again largely representing corporate and operating expenses, whilst funds invested in exploration and development costs were  $339,807.

Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits, increased from $63,896 at December 31, 2002 to $13,339,442 at December 31, 2003.  The Company’s working capital increased to $13,184,656 from a working capital deficit of $5,559 at December 31, 2002.  The increase in each case was attributable to the funds generated from financing activities during the year which placed the Company in a strong financial condition and in a position to carry out its planned exploration, development and permitting activities.

During 2003 the Company issued 2,857,143 flow-through shares for total proceeds of $1,762,800.  These funds are committed for Canadian exploration expenditures with the tax benefits renounced and transferred to the investors.  At December 31, 2003 $165,529 of this commitment had been spent.

Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.  The Company is in its strongest financial position in a number of years.

At December 31, 2003 the Company had 64,482,932 common shares outstanding, with an authorized capital of 200,000,000 common shares with no par value, compared to 34,638,169 common shares outstanding at December 31, 2002.  During 2003 at a special meeting of shareholders the Company’s authorized capital was increased from 50,000,000 common shares of no par value to 200,000,000 common shares of no par value.  All common shares have one vote and rank equally for the payment of dividends or distribution of capital.

At December 31, 2003 the Company also had 12,405,000 share purchase warrants outstanding exercisable at varying prices between $0.23 and $1.25 per share and with varying expiring dates between January 2004 and June 2005.  The full exercise of all outstanding warrants and options would generate a total of  $9,776,050 in cash.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

The Company is a mineral exploration company with no producing properties.   The Company is in the process of exploring and developing the Prairie Creek Mine property.

Canadian Zinc is currently in an exploration and development phase. During 2003, the Company was able to raise substantial new financing and by December 31, 2003, held cash and deposits of $13.5 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as increased demand for primary metals, allied to a growing shortage in supply, will help to sustain and improve metal prices, which in turn should encourage investor interest in mining and exploration companies.

Plans for 2004, include carrying out a major exploration programme on the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme. At the same time further technical and metallurgical studies will be carried out to advance the project towards commercial production.

The Company also intends to continue with its permitting activities and expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

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

The prices of metals fluctuate wildly and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Municipality of Residence, of Directors, Officers, and Senior Management	Age	Principal Occupation, Business or Employment for the Past Five Years	Date First Elected or Appointed
Robert J. Gayton * Vice President of Finance, CFO, Corporate Secretary and Director. West Vancouver, British Columbia, Canada	64

Financial consultant to and Vice-President, Finance of Western Copper Holdings Ltd., Quaterra Resources Inc., Eaglecrest Explorations Ltd., Pacific Cascade Resources Corp., Rio Fortuna Exploration Corp., Intl. Bravo Resources Corp., Lightyear Technologies Inc.. Director of seven public companies and three private companies.

			May 25, 2000

John F. Kearney Chairman, President and Chief Executive Officer Toronto, Ontario, Canada	53

Chairman of Anglesey Mining PLC, Director of Minco plc and Conquest Resources Limited.  Previously Chairman, President and Chief Executive Officer of Northgate Exploration Limited; Campbell Resources Inc. and Sonora Gold Corp.

			Nov. 8, 2001

John A. MacPherson Director North Vancouver, British Columbia, Canada	60

Self-employed prior to May 1, 1997.  May 1997 to December 31, 1997 – advisor to the President of International Wayside Gold Mines. January 1, 1998 to 1999 director of Fleck Resources.  Chairman of Canadian Zinc Corporation from 2000 to present.

			May 20, 1999

Dave Nickerson Director Northwest Territories, Canada	59

Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister; Director of two public companies.

			March 2004

Alan C. Savage Director, British Columbia, Canada	61	President of Doublestar Resources Ltd., Director of Better Resources Limited and Copper Ridge Exploration Ltd.	June 2003

Dr. David Shaw * Director Vancouver, British Columbia, Canada	52	Self employed as an independent Consulting Geologist.	May 25, 2000

Alan Taylor Vice President, Exploration, Chief Operating Officer & Director British Columbia, Canada	47	Vice President, Exploration of Canadian Zinc Corporation since 1999and Chief Operating Officer of Canadian Zinc Corporation since March 2004	May 25, 2004

* Members of the Audit Committee and Compensation Committee

Each director elected will hold office until the next annual general meeting of the Company, unless the director’s office is earlier vacated in accordance with the Articles/By-Laws of the Company.

As at May 14, 2004, the Directors and senior officers of the Issuer as a group beneficially own, directly or indirectly, approximately 1.0 % of the outstanding common shares of the Issuer.

B.

Compensation

The Company has three executive officers (comprised of persons who are the President, the Vice President Exploration , and the Chief Financial Officer,) who perform policy making functions.  Particulars of compensation paid and stock options granted to Directors and Executive Officers are contained in the Company’s Information Circular dated 14 May 2004 filed as Exhibit 15.B hereto and incorporated herein by reference.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John F. Kearney Chairman, President and Chief Executive Officer (1)	2003	105,000	Nil	Nil	600,000	Nil	Nil	Nil

Robert Gayton Chief Financial Officer	2003 2002 2001	5,625 8,483 10,870	Nil Nil Nil	Nil Nil Nil	Nil 200,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Malcolm J.A. Swallow Former President and Chief Executive Officer(2)	2003 2002 2001	Nil Nil 150,000	Nil Nil Nil	50,631(3) 94,180(3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Kearney was appointed Chairman, President and Chief Executive Officer of the Company in July 2003.

(2)

Mr. Swallow was appointed President and Chief Executive Officer of the Company in June 2000.  Mr. Swallow resigned as the President and Chief Executive Officer of the Company in July 2003.

(3)

Paid to Swallow Services Ltd., a company controlled by Mr. Swallow.

Plans

The Company does not have any pension plans, stock purchase plans or any other arrangements whereby   compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

Stock Options

The Company has granted incentive stock options to purchase common shares to executive officers during 2003 as follows:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
John F. Kearney	600,000	66%	$0.23	$0.23	March 18, 2007
Robert Gayton	Nil	N/A	N/A	N/A	N/A
Malcolm J.A. Swallow	Nil	N/A	N/A	N/A	N/A

Table of Aggregated Options Exercised During the Financial Year ended December 31, 2003 and Financial Year-end Option Values.

The following table sets out certain information with respect to options to purchase Common Shares exercised by the Company’s Named Executive Officer during the financial year ended December 31, 2003 and options held by him at the end of such year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
John F. Kearney(2)	200,000	$100,000	600,000 / Nil	$654,000 / Nil
Robert Gayton	200,000	$48,000	Nil / Nil	Nil / Nil
Malcolm J.A. Swallow(3)	500,000	$250,000	Nil / Nil	Nil / Nil

(1)

The closing price of the common shares of the Company on The Toronto Stock Exchange (the "TSX") on December 31, 2003 was $1.32.

(2)

Mr. Kearney became Chairman, President and Chief Executive Officer of the Company in July 2003.

(3)

Mr. Swallow resigned as the President and Chief Executive Officer of the Company in July 2003 and as a director of the Company in September 2003.

Termination of Employment or Change of Control

There exists no plan or arrangement in respect of which compensation has been paid or may be paid to executive officers to compensate them for termination of employment, retirement or resignation or in the event of a change in duties or responsibilities as a result of a change of control of the Company.

Compensation of Directors

The directors of the Company received no compensation as such, other than that already mentioned above, but will be reimbursed for expenses incurred on behalf of the Company.  From time to time directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  Directors have been granted options to purchase  common shares.

Composition of the Compensation Committee

For the Company's most recently completed financial year, the composition of the Compensation Committee was Robert Gayton, Alan Savage and David Shaw.

Indebtedness of Directors and Senior Officers

No director or senior officer or nominee for election as a director of the Company, or associate or affiliate of any such director, senior officer or proposed nominee is indebted to the Company.

C.

BOARD PRACTICES

The Directors hold office for a term of one year or until the next annual general meting of the Company, at which time all directors retire, and are eligible for re-election. There are two board committees:  the audit committee comprised of Messrs. Gayton, Shaw and Savage; and the compensation committee comprised of Messrs. Gayton, Shaw and Savage .

See Statement of Corporate Governance Practices contained in the Company’s Information Circular dated May 14, 2004 filed as Exhibit 15.B hereto and incorporated herein by reference.

D.

EMPLOYEES

During the fiscal years ended December 4, 2003, December 31, 2002 and December 31, 2001, the Company had an average of 4, 7, and 9 employees, respectively. At December 31, 2003, of the 4 employees, 3 worked in management roles,  1 in accounting roles and the remaining 4 worked as geologists, or in other aspects of the Company’s mineral exploration work.

E.

SHARE OWNERSHIP

The following table sets forth the share ownership of those persons listed in subsection 6.B. and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares held at May 14, 2004	Number of Options held at May 14, 2004	Exercise Price	Expiry Date
John F. Kearney	140,000	400,000	$0.23	May 18, 2007

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, there are no beneficial owners of more than 5% of the Company’s common shares.

As of May 14, 2004, the Directors and senior officers of the Company as a group beneficially own, directly or indirectly, approximately 1% of the outstanding common shares of the Company.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2003, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 9.

THE OFFER AND LISTING

A.

4.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange for each of the most recent six months (being the first six months of 2004), each financial quarter in each of the last two full financial years and in each of the last five full financial years are as follows:

	High	Low
2004 June May April March February January 2003 4th Quarter 3rd Quarter 2nd Quarter 1st Quarter 2002	$0.82 $0.88 $1.29 $1.78 $2.04 $1.55 $1.73 $0.82 $0.175 $0.235	$0.64 $0.51 $0.65 $1.08 $1.33 $1.27 $0.55 $0.11 $0.09 $0.12
4th Quarter	$0.25	$.125
3rd Quarter	$0.29	$0.16
2nd Quarter	$0.31	$0.20
1st Quarter	$0.32	$0.155

2001	$0.42	$0.12

2000	$0.58	$0.245

1999	$0.80	$0.15

The high and low prices for the common shares of the Company as quoted on the Pink Sheets (Non-NASDAQ)  Over the Counter Quotation System, for the most recent six months and each financial quarter of the last three financial years  are as follows:

	High	Low
2004 June May April March February January 2003 4th Quarter 3rd Quarter 2nd Quarter 1st Quarter 2002	US$ $0.61 $1.02 $1.00 $1.32 $1.60 $1.24 $1.36 $0.60 $0.11 $0.14	US$ $0.46 $0.36 $0.49 $0.80 $0.98 $0.94 $0.40 $0.10 $0.06 $0.06
4th Quarter	$0.17	$0.08
3rd Quarter	$0.22	$0.08
2nd Quarter	$0.23	$0.13
1st Quarter	$0.21	$0.10

2001
4th Quarter	$0.13	$0.08
3rd Quarter	$0.24	$0.10
2nd Quarter	$0.26	$0.17
1st Quarter	$0.28	$0.19

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

B.

Memorandum and Articles of Association

The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the name "Pizza Patio Management Ltd.".  The Company changed its name to "San Andreas Resources Corporation" on August 29, 1991 and to "Canadian Zinc Corporation" on May 25, 1999.  On June 16, 2004 the Company’s shareholders adopted new Articles to bring its Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

Further particulars of the new Articles, and amendments and alterations to the authorized capital and Notice of Articles are contained in the Company’s Information Circular dated May 14, 2004 filed as Exhibit 15.A hereto and incorporated herein by reference.

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

Changes in Internal Control and Financing Reporting.  During the fiscal year ended December 31, 2003 there were no changes in internal control over financial reporting that materially affect the internal control over financing reporting.

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

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by auditors for the fiscal years ended December 31, 2003 and 2002 for audit fees, audit related fees, tax fees and all other fees are set forth below.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$13,642	$11,900
Audit-Related Fees (2)
Tax Fees (3)
All Other Fees
Totals	$13,642	$11,900

(1)

“Audit Fees” represent fees for the audit of the annual financial statements, review of the interim financial statements and review in connection with the statutory and regulatory filings.

(2)

“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one ore more members of the audit committee pursuant to authority delegated by the audit committee, provided the audit committee is informed of each particular service.  All of the engagements and fees for Fiscal 2003 were approved by the Audit Committee.  The Audit Committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16D

EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not Applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements listed in Item 19 hereof and filed as part of this Annual Report were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. The audited financial statements for fiscal 2003, 2002 and 2001 have been reconciled to U.S. GAAP (see Note 13 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A. of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a) Financial Statements

Description of Document

Cover Sheet

Independent Auditor’s Report dated February 25, 2005

Balance Sheets as at December 31, 2004, 2003, 2002 and 2001

Statements of Operations and Deficit for years ended December31, 2004, 2003, 2002, and 2001

Statement of Cash Flows for years ended December 31, 2004, 2003, 2002 and 2001

Notes to Financial Statements

 (b) Exhibits

Exhibit Number	Description of Document
1.A	Notice of Articles (of Incorporation)
1.B	Articles (Bylaws)
4.A*	Letter Agreement dated March 3, 2003 between Doublestar Resources Ltd. and Canadian Zinc Corporation re Damoti Lake Property
4.B	Purchase Agreement dated January 29, 2004 between Titan Logix Corp. and Canadian Zinc Corporation re purchase of royalty interest in Prairie Creek property.
4.C	10% Rolling Stock Option Plan
12.A	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.A	Annual Information Form dated May 10, 2004
15.B	Annual Report to Shareholders for 2003
15.C	Notice of Meeting and Information Circular dated May 14, 2004

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