Form 20-F
period 2004-12-31
CANADIAN ZINC CORP
filed 2005-07-28
CIK 910569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  2 0 - F

____

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2004

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

69,394,942 Common Shares as at December 31, 2004

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

Yes____    No ____   Not Applicable _xx_

The information set forth in this Annual Report on Form 20-F is as at December 31, 2004 unless an earlier or later date is indicated.

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

FISCAL YEAR ENDED DECEMBER 31, 2004

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

ITEM 3.

KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for  2004, 2003, 2002 and 2001 are derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in Footnote 13 to the financial statements.  The financial statements have been audited by Moore Stephens Ellis Foster Ltd. Chartered Accountants, as indicated in their reports which are included as Exhibits to this Annual Report, as are the financial statements for those years.

The selected financial data of the Company for 2004, 2003, 2002, 2001 and 2000 and are derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and have been audited by Ellis Foster, Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with U.S. GAAP

	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
	Dec 31/04	Dec 31/03	Dec 31/02	Dec 31/01
Net income (loss)	(3,038)	(1,155)	(1,296)	(1,338)
Net income (loss) per Share	(0.05)	(0.03)	(0.04)	(0.05)
Wgt. Avg. No. Shares	67,174,891	39,889,341	33,548,663	27,678,223
Dividends Per Share	0	0	0	0
Working Capital	12,732	13,130	(6)	473
Prairie Creek Mine Prop.	4,792	3,470	3,250	3,250
Current Liability	175	209	77	78
Shareholders' Equity	16,485	16,670	3,382	3,873
Total Assets	17,858	16,998	3,460	3,951

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with Canadian GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31/04	Dec 31/03	Dec 31/02	Dec 31/01	Dec 31/00
Net income (loss)	(679)	(905)	(937)	(737)	(597)
Net income (loss) Per Share	(0.01)	(0.02)	(0.03)	(0.03)	($0.02)
Wgt. Avg. No. Shares	67,175	39,889	33,548	27,678	24,132
Working Capital	12,732	13,130	(6)	473	881
Prairie Creek Mine Prop.	16,897	13,216	12,746	12,559	11,958
Current Liability	175	209	77	78	141
Shareholders' Equity	28,590	26,417	12,879	13,182	12,884
Total Assets	29,964	26,745	12,956	13,260	13,026

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On May 15, 2005, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) $1.2650.

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	2005
	June	May	April	March	February	January
High for period	1.2630	1.2732	1.2617	1.2492	1.2581	1.2468
Low for period	1.2266	1.2353	1.2061	1.1976	1.223	1.1944

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year ended December 31
	2004	2003	2002	2001	2000
Average for the period	1.30	1.40	1.57	1.55	1.49

B. Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.  A more detailed discussion is described in Section 4 of the Company’s Annual Information Form dated March 30, 2005 filed as Exhibit 15.A  hereto and  incorporated herein by reference.

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

Permitting and Environment

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve.

The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions.  Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time.  The Company has experienced long delays in obtaining permits to date.  The Company anticipates continuing difficulties with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Exploration and Development

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, the Prairie Creek Property is situated in a remote location and does not have the benefit of infrastructure or easy access.

Metal Prices and Market Sentiment

The prices of metals fluctuate widely and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  Metal price fluctuations may be either exacerbated or mitigated by international currency fluctuations which effect the metal price received in terms of the domestic currency in which they are produced.  The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

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

The authorized capital of the Company was an unlimited number  of common shares without par value as of December 31, 2004  of which 69,394,942 shares were issued and outstanding as at December 31, 2004.

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

Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party.)  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, the mining and surface leases of which were subject to a net smelter royalty of 2%, in favour of Titan Pacific Resources Ltd. with a maximum of $8.2 million.

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

In January 2004 the Company completed an agreement with Titan Logix Corp. to purchase Titan's interest in the Prairie Creek Mine Property. Under the Agreement, the Company acquired the outstanding 40% interest in the physical plant and equipment at Prairie Creek, which it did not already own, and also repurchased a 2% net smelter royalty interest with a face value of $8.2 million. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.

The Company relies on equity financings to fund its financial commitments.  During  2003, the Company completed a number of financings to fund its on going programs, resulting in a total of  $15.6 million being raised and during 2004 the Company raised $2,444,625 through the exercise of share purchase warrants and employee stock options.

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

In 1980 an independent feasibility study was completed by Kilborn which resulted in a decision to put the property into production.   In 1980, Cadillac acquired a 1000-ton per day concentrator and transported it to the minesite.  In December 1980, Procan Exploration Company Ltd. ("Procan") (a company associated with the Hunts of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the independent feasibility study.  Between 1980 and 1982, extensive mine development took place.  The mill was erected and a camp established.  Two adits and extensive underground development took place.  During this time the site was serviced by winter road and over 500 loads of supplies were transported to site.  Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing.  Subsequently Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

In 1991, Nanisivik Mines Limited acquired the property through the bankruptcy proceedings.  In August 1991, Nanisivik granted the Company an option to earn a 60% interest in the property and in March 1993, the Company acquired a 100% interest in the Prairie Creek Property, subject to a 2% net smelter return royalty in favour of Titan Pacific Resources Ltd.  In January 2004 the Company acquired Titan’s 2% royalty and consolidated the Company’s 100% royalty free ownership interest in the Prairie Creek property.

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

Throughout the three years 2001, 2002 and 2003, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process.  In 2001 the Company applied for two surface  exploration drilling permits, an underground exploration permit, a pilot plant metallurgical permit and a partial road permit.  Following environmental review the surface exploration permits were issued in 2001.  The underground exploration permit and pilot plant permit applications were referred for Environmental Assessment which lasted throughout all of 2001, 2002 and into June of 2003.   The Company was involved in extensive work during 2001 and 2002 in dealing with this Assessment.  In September 2003, a Land Use Permit and Water Licence for underground exploration and development and for metallurgical testing in a pilot plant were issued to the Company by the Mackenzie Valley Land and Water Board .  In October 2003 an appeal filed in the Federal Court by the Dehcho First Nations seeking judicial review of the decision of the Water Board to issue a Water Licence to the Company.  The appeal was not heard during 2004 and is expected to be heard by the Court some time in 2005.

In 2003 the Company submitted a separate application for a Land Use Permit to use the existing Winter Road which connects the Prairie Creek mine site with the Liard Highway.  The Company’s application to the Water Board for an exemption from the environmental assessment process in connection with its application for the Land Use Permit was rejected by the Water Board and the Company appealed to the Supreme Court of the Northwest Territories.   The Company’s appeal was heard by the Court late in 2004 and a decision is pending.

Following preliminary screening, in mid 2004 the Company’s application to the Mackenzie Valley Land and Water Board for an extension of the area covered by the existing 2001 surface exploration Land Use Permit was referred for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board and this assessment is ongoing.

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

During 2004 the Company carried out a major program at the Prairie Creek Property investing a total of $2.1 million on exploration and development.  A total of 27 holes were drilled comprising 5,963 metres, directed at three different targets with very encouraging results, especially downdip to the north  outside the immediate mine development area.  At the same time the underground workings were rehabilitated in preparation for the planned decline and underground drilling program, whilst important site maintenance and environmental work was also carried out.

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

C.

 Organizational Structure

The Company has no subsidiaries and, to the best of its knowledge, no shareholders holding more than 10% of its issued and outstanding shares

D.

Property, Plants and Equipment

The properties of the Company are in the exploration stage only.  The Company has no producing properties and has not had any revenue from mining and development since incorporation.

Principal Property – Prairie Creek, Northwest Territories

The Prairie Creek Property consists of a 100% interest in the mining leases, surface leases and staked mineral claims described below.

1.

Land Tenure

The Prairie Creek Property is comprised of:

•

Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315, and 3338; (8,749.4 acres, expiring from July 13, 2010 to August 5, 2020).

•

Surface Leases Numbers 95 F/10-5-5 and 95 F/10-7-4; (325.81 acres).  The Surface Leases are held from the Department of Indian Affairs and Northern Development and expire March 31, 2012.

•

Mineral Claims:  Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 acres.  Sufficient assessment work has been filed on these claims to hold them in good standing until July 19, 2007.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.  [Refer to Section 10 on First Nations below]

In July 2003, as part of the Interim Measures Agreement between Canada and the DCFN, Canada made an interim withdrawal of certain lands for a period of five years.  Part of the lands withdrawn under the interim withdrawal order include the area represented by the Company’s Mining Lease No. 2931,  a portion of Mining Lease No. 2854 and part of the area over which the winter road passes.  In accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the  continuing exercise of existing rights, titles, interests, entitlements, licences, permits, reservations, benefits and privileges  and does not affect access to or across withdrawn land.

2.

Location, Access and Climate

The Prairie Creek Property is situated approximately 500 kilometers west of Yellowknife, the administrative centre of the Northwest Territories.

Year round access to the property is provided by aircraft to a 3000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property is also accessible by a winter road, which extends from the property to the Liard Highway, a distance of 170 kilometers.  The Liard Highway is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

The climate is sub-Arctic, being characterized by long cold winters with pleasant summers.  Snowfall is light and only minor difficulty has been experienced in operating throughout the winter months.

3.

Property Geological Summary

Three distinct styles of base metal mineralization have so far been discovered on the property:  Mississippi Valley-type cavity style (MVT), Vein and Stratabound.  MVT zinc/lead mineralization is exposed in the northern portion of the property within a marginal carbonate sequence.  The vein and stratabound styles of mineralization occur within the Prairie Creek embayment feature in a Siluro-Ordovician sedimentary sequence.  The majority of the current mineral resource reports to Vein mineralization and occurs in a crosscutting steeply east dipping fault with a northerly strike.  The remainder of the mineral resource occurs as Stratabound massive sulphides, which were discovered proximal to the Vein mineralization. The close proximity of the two styles of deposit may indicate a somewhat similar genetic origin.

The Prairie Creek Vein Deposit contains a  measured and indicated mineral resource of 2.3 million tonnes grading 12.5% zinc(Zn), 12.2% lead(Pb), 190 g/tonne silver(Ag) and 0.4% copper (Cu) with substantial additional inferred resources of 8.1 million tonnes grading 12.9% Zn, 10.5% Pb, 171 g/t Ag, and 0.4% Cu.  (MRDI 1998).  The principal Vein structure at Prairie Creek cuts through Ordovician age dolostones and graphitic shales of the Whittaker and Road River Formations.

The distinctly different style of mineralization, termed Stratabound, was encountered by the Company in 1992 during deeper drilling near the Vein.  The Stratabound mineralization presently consists of a measured and indicated mineral resource of 1.285 million tonnes grading 10.6% zinc, 5.2% lead and 55.9 g/tonne silver.  This style of deposit is found, so far, wholly within the Upper Whittaker Formation dolostones.  Drill holes such as PC-92-15, have cut significant composite intercepts such as 4.4% lead and 9.3% zinc over 28 meters of core.  Stratabound sphalerite-galena-pyrite sulphides occur predominately in a subunit of the Whittaker termed the Mottled Horizon located approximately 200 meters below the present mill level (870) underground workings.

Since 1991, the Company has completed over 47,000 meters of surface diamond drilling and an underground sampling program which has greatly expanded the inventory of known resources on the property.   The discovery in 1992 of Stratabound type mineralization in the main zone opened up multiple exploration targets for the discovery of further Stratabound deposits.  Potential for significant increases in Stratabound mineralization exist throughout the property.  Drilling so far has been restricted by topography limiting the areas of potential mineralization that can be drilled.  Such Stratabound mineralization has the potential to significantly increase the tonnage fed to the mill, due to its much higher tonnes per vertical meter of depth.

The Vein-type deposit remains open ended to the north and south of the current resource, which is defined over only 2.5 kilometers of the 16-kilometer prospective corridor.  With many Vein occurrences exposed throughout its length, the prospects for additional Vein and Stratabound material are excellent over the remaining 14 kilometers of subsurface.  Consequently, there remains excellent potential for discovering additional massive sulphides in the vicinity of the Prairie Creek Mine, which will further add to the already substantial mineral resource base.

4.

Geological Setting

The Prairie Creek Mine is located in the southern portion of the Mackenzie Mountains physiographic subdivision within the Northern Cordillera Geosyncline.  The Southern Mackenzie Mountains are underlain by Lower Paleozoic carbonates of the Mackenzie shelf, and associated basinal limestones, dolostones and shales.

Structurally the prevalent orientation of faulting and folding is north-south.  Faults and fold axial planes dip both east and west.  A number of north trending thrust faults cut through the region.  The east dipping Tundra Thrust Fault (located on the Prairie Creek Property) and, 30 kilometers to the west, the west dipping Arnica Thrust Fault define the present margins of the Prairie Creek paleobasin, which accumulated a thick Devonian sequence of sediments (including the Cadillac and Funeral Formations).  The two principal styles of base metal sulphide mineralization occur within the Prairie Creek basinal feature in the Ordovician-Silurian Whittaker and Road River Formations.

The northern part of the property is underlain by a marginal carbonate sequence of the Root River, Camsell and Sombre Formations.  This sequence is bounded to the east by the east dipping Tundra Thrust, which forms the eastern boundary of the Prairie Creek basinal sequence.

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

In the southern part of the property faulting and folding axes trend generally north-south, resulting in windows of older Road River shales cored by the Whittaker Formation dolostones being exposed along the core of the main Prairie Creek anticline.  The Prairie Creek anticline is structurally bounded to the east by the PC Fault and to the west by the Gate Fault.

Property Base Metal Mineralization

There are three main styles of base metal mineralization so far located on the property:  Vein sulphides, Stratabound sulphides (both of which occur in the southern part of the property) and Cavity infill sulphides (MVT) which are found in the marginal carbonates in the northern sector of the property.  Exploration at Prairie Creek has revealed many base metal mineral showings along the entire 27-kilometer length of the property.  Historical exploration of the property has led to the referencing of these surface mineral showings by name.

In the northern section of the property, where some of  the mineral claims have now  lapsed, MVT type showings occur and are referred to, from north to south over a distance of 10 kilometers, as the Samantha, Joe, Horse, Zulu, Zebra and Road Showings.  In the southern part of the property, where Vein occurrences are exposed at surface, the mineral showings were referred to as sequentially numbered Zones.  Some of these mineral Zones, as a result of  exploration by drilling, are now known to also contain subsurface Stratabound mineralization.  The subsurface area above the underground workings is referred to as Zone 3.  Originally Zones 1 and 2 occurred adjacent to Zone 3, however, as a result of continuing exploration, Zone 1 and 2 are now incorporated and considered part of Zone 3.  A further expression of Vein mineralization, known as the Rico Showing, is located 4 kilometers to the north of Zone 3.  Zone 3 contains the present estimated mineral resource, which includes both Vein and Stratabound mineralization.  Extending south from the minesite (or Zone 3) are a series of other Vein exposures referred to as Zones 4 through 12, extending over a distance of 10 kilometers.

Vein Sulphides

Quartz Vein Sulphide mineralization occurs in a north-south trending 16 kilometer long corridor in the southern portion of the property (referred to as Zones 1 through 12).  The bulk of the mineral resources outlined to date on the property are established on only one of these Vein occurrences, namely Zone 3 (which includes Zone 1 and 2).

The vein in Zone 3 strikes approximately north and dips steeply to the east (variable from -40°E to -90° and averages -65°E).  Most of the surface mineralized zones at Prairie Creek occur within Road River Formation shales.  These showings generally occur close to the axial plane of a tight north-south doubly plunging anticline. Mineralization comprises massive to disseminated galena, sphalerite, with lesser pyrite, and tennantite-tetrahedrite as massive to disseminated in a quartz-carbonate-dolomite matrix.  Silver is present in equal amounts both in galena and tennantite-tetrahedrite.  Vein widths are variable (from <0.1m to >5m) but overall averages indicate a horizontal thickness of approximately 2.7 meters.  The most extensive known Vein occurrence is in Zone 3 where underground development has proven 940 meters of strike length and diamond drilling has indicated a continuance of the vein for a further 1.2 kilometers.  The vein remains open to the north and is expected to continue at depth for a further 4 kilometers.  Evidence of the vein continuing is the vein occurrence at the Rico Showing on surface 4 kilometers north on strike of the vein.  In Zone 3, the vein appears to be a tensional fault feature co-planar to a tight N-S trending fold axis.

At the end of the 930 meter level workings, the main vein dissipates into the mid Road River shales.  Rock competency appears to be a controlling feature   governing vein formation.  Consequently, in the upper shales of the Road River and Cadillac Formations the vein is not well structured.  Drilling at depth has indicated a continuance of the vein however little information is available below the 600 meter elevation mark.

Also of note, towards the end of the 930 meter level workings (crosscut 30) are a series of narrow (average 0.5 meter wide) massive sphalerite-tennantite veins striking at approximately 40° to the main Vein trend.  This zone is referred to as Vein Stockwork and carries a calculated mineral resource based on underground sampling and limited diamond drilling.  It is proposed that the Stockwork system filled tensional openings formed by primary movement along the Vein fault structure.

Stratabound Sulphides

Stratabound mineralization was discovered in 1992 while drilling to extend Vein resources at depth.  So far indications of Stratabound mineralization have been found by drilling along the trend of the Prairie Creek Vein System over a strike length of more than 3 kilometers.  This type of deposit has so far been located by drill holes in Zones 3, 4, 5 and 6 (Findlay, October 2000).  Stratabound massive sulphides occur largely within a mottled dolostone unit of the Whittaker Formation close to both the Vein system and the axis of the Prairie Creek anticline.

Stratabound sulphide mineralization has now been identified in three stratigraphic horizons of the Upper Whittaker Formation.  Mineralization consists of sphalerite-pyrite-galena, totally replacing the host dolostone with little apparent alteration.  Apparent thicknesses of the Stratabound zone of up to 28 meters have been drill intercepted.  Stratabound mineralization is generally fine grained, banded to semi massive, consisting of massive fine grained sphalerite, coarse grained galena and disseminated to massive pyrite.  This type of sulphide mineralization appears to be genetically related to the Vein mineralization, however it is different in its mineralogy and structural setting.

There are presently no underground workings that intercept Stratabound material.  The main drill defined Stratabound deposit occurs 200 meters below the 870 meter level at the minesite.

Cavity Style Sulphides

Cavity-style infilling sulphide mineralization is located at the Zebra showing which is one of the southern showings in a belt that extends for 10 kilometers to the north and includes the Zulu, Joe and Samantha showings.  Mineralization is comprised of colliform rims of sphalerite, brassy pyrite and minor galena with or without later dolomite infilling.  Mineralization is hosted within the Root River Formation.

Mineralization occurs discontinuously at approximately the same stratigraphic horizon along this NNW trend. This sulphide appears to be classic Mississippi Valley Type mineralization occurring in open cavity type settings.

This style of mineralization is similar to some of the deposits mined at Pine Point, Northwest Territories.  Since these showings occur in a more remote location of the property and are somewhat lower grade they have not been the focus of any major exploration.

5.

Prairie Creek Property Exploration Since 1992

Most of the pre-1992 exploration and development work was focused on Zone 3. This vein, which dips at about 60 degrees east, was examined by drifts on three levels separated by about 60 meters.  The mid level, at 930 meters above sea level, has accessed about 914 meters of vein strike.  The lowest drift, at the level of the Prairie Creek valley near the plant (870 meters above sea level), accesses about 488 meters of vein.

The Issuer started the 1992 Exploration Program with the objective of building a mineable reserve by drilling the down dip extension of the vein deposits in Zone 3. This zone is just one of thirteen lead/zinc/silver mineralized vein showings along a 16 kilometer long structural trend within the Issuer’s property.  All the existing mine and mill infrastructure on the property is located in the Zone 3 area.

The highlight of the 1992 Exploration Program was the discovery, by diamond drilling, of a new Stratabound zinc and lead deposit directly down dip of Zone 3 vein deposit.

The Stratabound deposit discovered by drill hole PC-92-8 lies about 200 meters below the elevation of the concentrator plant on surface.  The deposit is cross-cut by the vein structure and is therefore older than the vein deposits.  After hole PC-92-8, the focus of the exploration effort in Zone 3 was centered on extending this new deposit.  The maximum thickness of the sulphide mineralization intersected was over 24 meters of true width and the mineralization was seen to be always within the same stratigraphic horizon.

The 1993 drilling program in Zone 3 resulted in a 67% increase during the year in the size of the Stratabound deposit over previously known dimensions.  Holes PC-93-23, 24, 25, 27, and 35 extended the deposit to the southeast by approximately 150 meters.  The deposit remained open in two directions.  With the additional drill hole information on the structural and stratigraphic setting of the deposit it was determined that a model along the lines of some of the Irish carbonate hosted lead/zinc deposits (i.e., Lisheen, Galmoy and Silvermines) may be the most appropriate analogy for the Prairie Creek Stratabound deposit.

In order to test regionally for signs of the same kind of mineralization as the Stratabound deposit in Zone 3, ten holes were drilled sporadically along the structural trend for a distance of approximately 7.2 kilometers south of Zone 3. The host horizon to the mineralization was encountered in every hole and strong evidence for another Stratabound deposit was encountered in Zone 6, approximately 3.2 kilometers south of Zone 3. The intersection here in PC-93-41 could not be followed up because of a seasonal lack of water in the area.

In late 1993 hole PC-93-50 in Zone 3 intersected vein mineralization 167 meters below the underground workings in the northern half of the deposit.  This hole indicated that the vein is present and strongly mineralized at this depth and established a large block of untested, prospective ground within easy range of the mine infrastructure both below and to the north of the present underground workings.

In the northern half of the property from the winter road NNE to the Samantha Showing, three existing showings in the area (Samantha, Joe and Winter Road Gossan) were expanded with three new showings (Zebra, Horse and Zulu) into a six-mile long trend.  The claims containing the Zebra, Horse and Zulu showings has since lapsed but may be restaked.  All of these showings are gossanous outcroppings within the same formation.  The weathered, crumbly rock fragments from these showings give sporadic high grades of zinc.  The Zebra, Horse and Zulu Showings all have unweathered zinc mineralization in a cavity-filling setting with associated pyrite and dolomite mineralization.  The recognition of this trend of showings as a separate and geologically distinct mineralization type from both the vein and the Stratabound deposits in the southern part of the property was an important discovery.  This trend represents a shallow target for exploration with a similar type of mineralization to the Pine Point deposits (i.e., Mississippi Valley Type).

The Rico Showing, at the northern end of the main Prairie Creek vein trend, was trenched and a vertically dipping mineralized vein was exposed.  Some additional mineralization was found to the east of the vein which appears to be Stratabound but structurally controlled by shallow dipping faults.

During 1994 a total of 13,265 meters was drilled in 37 holes with the principal focus on Zone 3 but also including Zones 5 and 6 and the Zebra and Rico Showings.

In 1997 an underground exploration program was carried out in order to complete sampling information from the three levels of workings.  After rehabilitation of the 870m and 930m underground levels had been completed, a series of 231 chip samples were collected from 294 meters of previously unsampled underground drift development over a weighted average true width of 1.78 metres with average grades produced of 17.22% Zn; 15.98% Pb; 329.9 g/tonne Ag and 0.77% Cu. The above assay results and widths represent the main vein structure only; there are significant metal grades on the flanks of this structure and these are expected to contribute substantial tonnages to the total deposit. A number of samples were used to verify the results of work carried out by previous operators and these have been confirmed by assay results.  A random selection of the 1997 samples were umpired at a second independent laboratory and these confirmed the accuracy of the initial assays.

During 1999 a small exploration program commenced on newly staked mineral claims adjacent to the existing land holdings.  The Gate 1-4 Claims were staked covering an area of 3,740 hectares to the west of the main property.  Exploration consisted of geological mapping, soil and rock sampling over areas that contain similar geology with that of the Prairie Creek. This exploration resulted in the discovery of a vein in outcrop with select samples grading similar with that of the main established vein at the Prairie Creek Property.  Also a large zinc soil anomaly was located over favourable geology.

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

The 2001 drill program was successful in identifying an area of significantly increased thickness and grade, referred to as “a thick-high-grade shoot,” in the existing Vein resource.  Additional parallel high-grade veins were also intercepted giving further potential to the identified mineral resource in this area.  This is considered important, because it is proximal to where initial mining will likely take place and will provide for significantly increased tonnage and grade, in early mining.  This when combined with earlier chip sampling exercises over 240 meter of one of the underground levels, confirm that a series of higher grade shoots exist within the Vein deposit.  At start up, or during times of low prices, these higher-grade areas can be mined to maintain cash flow or achieve early payout.

During 2004 the Company completed a total of 5963 meters of core drilling in 27 holes.    The surface diamond drilling program began in June 2004 utilizing two of the Company’s Longyear diamond drill rigs and continued until October 2004.  The 2004 exploration program had three different objectives or targets:  infill drilling; mine site exploration drilling; and northern down dip extensions.  Four holes were drilled within the previously defined vein mineral resource.  The results from these holes were very encouraging, with all holes intersecting significant grade mineralization, and continue to demonstrate the high grade nature of the Prairie Creek deposit.

The drilling in the mine site area explored the limits of the vein system to the south towards the mill site and outside the predefined area of the mineral resource.  A series of eight relatively shallow holes all intersected the host structure with low grades of metal, whilst one hole intersected a high grade vein with a combined zinc/lead grade of 51.4%, with 12 ounces of silver per tonne, over a width of 0.7 meters, at a relatively shallow depth of 105 meters.  Three shallow holes drilled in the general mine site area but outside the known resource intersected significant zones of pyrite mineralization, with minor amounts of lead and zinc.

In the same general mine site area, nine holes were drilled targeted at stratabound potential.  Two of these holes intersected massive to semi-massive pyrite zones with minor amounts of zinc and lead (hole #137 – 6.6% zinc and 2.1% lead; hole #139-5.1% zinc and 6.6% lead) at shallow depths about 40 to 50 meters from surface in a geological setting similar to that of the previously discovered stratabound mineralization.

To the north three deep holes were drilled targeted at down-dip vein mineralization.    Exceptional grades and thicknesses of vein mineralization were intersected in all three holes.  This northern area comprises part of the previously calculated mineral resource, however, the drill definition within this area is sparse and based on widely spaced holes.   The apparent strength and grade of the vein in the northern down dip extension is considered encouraging.

The 2001 and 2004 exploration results further confirm the Company’s understanding of the geological interpretation of the deposit. This drilling has re-enforced and significantly enhanced the previous geological interpretations, thus increasing the confidence level of resources within the known Vein and Stratabound bodies of mineralization.    During 2004 the Company also rehabilitated the underground workings in preparation for the planned decline and underground drilling program.

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

The database for compilation incorporated 1,529 sample assays from the Vein (both underground channels and diamond drilling), 39 samples from the stockwork (both underground channels and diamond drilling) and 282 sample assays (drilling only) from the stratabound mineralization.  The silver grades were cut to 600 g/tonne.  Specific gravity laboratory measurements were provided for 231 Vein samples and 22 Stratabound samples.  MRDI completed regression analysis to determine an appropriate function to calculate specific gravity for the remainder of the samples.

The mineral resource was classified into measured, indicated and inferred resources, based upon level of confidence according to the Australasian Code for Reporting Identified Mineral Resources and Ore Reserves, using drilling grid spacing and continuity of mineralization as determined through the geo-statistical review of the data.  The table below shows this “estimated resource,” contained in Zone 3 only, as calculated by MRDI in the course of their independent review.  The “resource” grades include all intercepts in a specific area, and has had no blocks removed by a cut off grade.

The 1998 historical resource was prepared by MRDI under the supervision of Alan Taylor, a qualified person for the purposes of National Instrument 43-101.  The Resource Estimate was not prepared in accordance with National Instrument 43-101 but in accordance with  JORC  Australasian Code.  As a Qualified Person representing Canadian Zinc Corporation, Alan Taylor states that in his opinion the categories of measured, indicated and inferred mineral resources in The Australasian Code for Reporting of Mineral Resources and Ore Reserves used by MRDI are substantially equivalent to the categories of measured, indicated and inferred mineral resources in the Canadian Institute of Mining and Metallurgy Standards on Mineral Resources and Reserves – Definitions and Guidelines as incorporated in National Instrument 43-101.

It should be noted that the 1998 mineral resource is strictly an in-situ mineral resource estimation and further delineation drilling and underground drifting is required in order to raise the confidence level of the resources.

A summary of the MRDI Resources Estimation is contained as an appendix to the Scoping Study, which has been filed on SEDAR.  [See Section 7 - Scoping Study below].

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

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of usual penalties for elevated impurity levels, including mercury, in the vein zinc and copper concentrates.  Cash flows have been prepared taking into account these penalties.  Subsequent work in 2002 has indicated that the zinc concentrate can be smelted using the Sherrit hydrometallurgical process, opening up the market for the concentrates to hydro as well as conventional pyro-metallurgical smelters. A number of upside scenarios exist for the operation, including reduction of penalty levels in the concentrate and further mechanization in the mine to reduce costs.  These alternatives will be examined further during the follow-up feasibility study process and do not form part of the base case.

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

The base case financial model in the Scoping Study indicates that the operation at a capital cost of CDN$40.5 million would have a pre-tax and financing IRR of 45.6% and an NPV (at 10% discounted cash flow) of CDN$97.2 million dollars over the first ten years of a minimum 18 year mine life.  The study used long term metal prices of US$0.90 per lb Cu, US$0.50 per lb Zn, US$0.25 per lb Pb and US$5.50 per ounce Ag and generally prevailing 2000 smelter treatment charges.  The Canadian dollar was kept constant at US$0.66.   The base case indicated a break-even cash cost of production of US 34.5 cents per pound of saleable zinc after by-product credits, but before financing and taxation.  For every cent the Zn price is over the break-even production cost of US 34.5 cents per pound, pre tax and financing cash flow increases by around US$0.64 million per annum.

It should be noted that the Economic Assessment in the Scoping Study is preliminary and partially based on historical resources that are considered too speculative to be categorized as reserves in accordance with National Instrument 43-101.  In addition, the Scoping Study is preliminary in nature and, despite the existing underground development and the on-site mill, the assumptions made within the Scoping Study and its subsequent results may not be attained.

An Optimization Study of project economics of Prairie Creek was carried out in 2003, based on the Scoping Study but assuming higher metal prices, 2003 exchange rates and improved smelter terms, while at the same time looking at replacing “average” run of mine vein material with “high grade” vein material for the first few of years, as would be the practice during a start up.

This Optimization Study indicates that under this high-grade scenario the Prairie Creek mine could repay the estimated $40 million capital cost of the development within eighteen months of start up.  The mine would produce approximately 125 million pounds of saleable zinc annually at a production cash cost of approximately US 19 cents per pound of saleable zinc after by-product credits.

The Issuer is now examining the various alternatives outlined within the Scoping Study and is working towards converting this into a bankable feasibility study.  As part of the full feasibility program, it is the Issuer’s intention to carry out additional delineation drilling and to drive a decline to provide an underground drilling platform and to access resource blocks below the current underground workings and to have the option to carry out a Pilot Plant program within the existing, 1,000-ton per day mill.

8.

Permitting at Prairie Creek

a) Regulatory Framework

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

Water Licence N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 1, 1982 pursuant to the Northern Inland Waters Act and Regulations, authorizing use of up to 1,150 m3/day and 420,000 m3/year of water from the Prairie Creek Valley Aquifer and setting standards for discharge of process effluent to Prairie Creek.  Land Use Permit N80F249 was issued July 2, 1980 for the winter road connecting Prairie Creek to the Liard Highway.  The Land Use Permit was extended in 1981 and again in 1982 to June 1983.  Surface Leases were issued for the minesite area and airstrip.  The Water Licence and Land Use Permit subsequently expired.

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

The Mackenzie Valley Resource Management Act (“MVRMA”) or (the “Act”) was enacted in 1998 for a defined area called the “Mackenzie Valley”, which includes the area where the Prairie Creek Mine is situated.  Prior to that, the applicable legislation was the Canadian Environmental Assessment Act, S.C. 1992 c.37. (“CEAA”)  The CEAA no longer applies in the Mackenzie Valley, except under very specific situations.

The MVRMA is a piece of federal legislation that creates an integrated co-management structure for public and private lands and waters throughout the Mackenzie Valley in the Northwest Territories.  The Act was proclaimed December 22, 1998; however, Part IV, which establishes the Mackenzie Valley Land and Water Board, was not proclaimed until March 31, 2000.

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

The Act established public boards to regulate the use of land and water, to prepare regional land use plans to guide development, and to carry out environmental assessment and reviews of proposed projects in the Mackenzie Valley.  The Act also makes provisions for monitoring cumulative impacts on the environment, and for periodic, independent environmental audits.

As institutions of public government, the Boards regulate all uses of land and water while considering the economic, social and cultural well-being of residents and communities in the Mackenzie Valley.  These Boards are charged with regulating all land and water uses, including deposits of waste, in the areas in the Mackenzie Valley under their jurisdiction.

The MVRMA ensures a greater role for Aboriginal people in land use planning, environmental assessment, and the regulation of land and water use.  As stated in the MVRMA, "the purpose of the establishment of boards by this Act is to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians." (Section 9.1. MVRMA).   To reflect the desire of First Nations to be more actively involved in resource management decision-making, half the members of each Board will be nominated by First Nations, and half by the Federal and Territorial governments.  Public boards are formed through nominations.  Under the land claims agreements, First Nations are entitled to nominate one-half of the members of the board, reflecting the board’s jurisdiction over all lands including First Nation settlement lands.  The Federal Government, Territorial Government and First Nations can each nominate at their own discretion.

The Act also anticipates amendments to accommodate new land settlements and self-governments as they are finalized.  As land claims are settled, the Act provides for additional regional boards to be established in the Deh Cho, North Slave and South Slave regions.  The Deh Cho area is not settled.  Prior to additional regional boards being established, First Nations in the Deh Cho region were asked to participate in the new system by recommending members to the Mackenzie Valley Environmental Impact Review Board and the Mackenzie Valley Land and Water Board.

Under the MVRMA, public boards are responsible for:

•

preparing regional land use plans to guide the development and use of land, waters and other resources; (Land Use Planning Board)

•

regulating all uses of land and water; [Mackenzie Valley Land and Water Board (MVLWB)]; and

•

carrying out the environmental assessment and review process [Mackenzie Valley Environmental Impact Review Board (MVEIRB)].

Consultation is the cornerstone of the MVRMA.  Public boards under the Act have established their own consultation guidelines.

Each board has its own specific jurisdiction.

The Land Use Planning Board develops and implements a land use plan for the respective settlement areas in the Mackenzie Valley.

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

The public boards perform regulatory functions, such as permitting and licensing, and conducting environmental reviews, previously undertaken by the Department of Indian Affairs and Northern Development (DIAND) and the NWT Water Board.  Inspection and enforcement continue to be the responsibility of DIAND.

After consultation with the Land and Water Board, the Minister of DIAND may give written policy direction to the Board with respect to the exercise of any of its functions.  The Minister also approves the issuance of Type 'A' water licences.  Regarding a Type 'A' water licence, the Minister may attach terms and conditions such as provision for a security deposit, a requirement for water quality and quantity measurements, and a requirement for abandonment and restoration plans.

DIAND controls, manages and administers all Crown lands in the Mackenzie Valley under the authority of the Territorial Lands Act, and the Federal Real Property Act. Aside from managing Crown lands and waters DIAND is still responsible for the administration, inspection and enforcement requirements associated with renewable, non-renewable and environmental legislation.  This includes the Mackenzie Valley Resource Management Act, the Northwest Territories Waters Act, and the Federal Real Property Act.

DIAND inspectors are responsible for ensuring compliance with legislation, regulations and the terms and conditions that are part of permits and licences issued by the Land and Water Boards.  These responsibilities are exercised by DIAND under the authority of the Territorial Lands Regulations, Territorial Quarry Regulations, Canada Mining Regulations and the Federal Property Regulations.

Under the Northwest Territories Waters Act, S.C. 1992, (C.29) (Waters Act) no person can use water or deposit waste in specific areas in the Northwest Territories without a licence to do so, Ss8 and 9.  Section 102 of the MVRMA provides that it is the Mackenzie Valley Land and Water Board (“MVLWB”) which has the jurisdiction with respect of all uses of water and deposits of waste in the area for which a licence is required under the Waters Act.   The MVLWB may issue, amend, renew and cancel licences in accordance with the Waters Act and exercise any other power of the Northwest Territories Water Board under the Waters Act.

The stated objective of the MVLWB is to "regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians."   The MVLWB’s main function which is relevant to the Issuer, is to issue land use permits and water licences on land in unsettled land claim areas in the Mackenzie Valley, inclusive of the Deh Cho area.

(b)

Permitting Process

All applications for a land use permit or a water licence in relation to a development in the Mackenzie Valley are made to the Water Board or one of its regional boards, as determined by the location of the development.  In the case of Prairie Creek, being located within the Deh Cho First Nations territory, for which a land claim settlement agreement has not as yet been reached, applications are processed by the Mackenzie Valley Land and Water Board (MVLWB).

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

The environmental impact assessment process is triggered by an application to the MVLWB for a water licence.  The application requires the inclusion of certain baseline and other technical information to allow them to be appropriately assessed and processed.  Information provided with an application is used for undertaking a preliminary screening and for regulatory review of the application.

Preliminary screening is the first step in the environmental impact assessment process. Preliminary screenings applications are done by the Land and Water Board.  It is during the preliminary screening that the Board determines whether there is any public concern related to a proposed project or if it might have significant adverse environmental impacts.

During the preliminary screening, a systematic approach is taken to documenting the potential environmental effects of a proposed project.  Next, the Board determines whether these effects need to be eliminated or minimized and, if so, how the project plan should be modified.  In the end, the Board makes a recommendation on the need for further assessment.

The legislation requires that the MVLWB conduct a pre-screening of a proposal for development (s.124).  Where the MVLWB determines that the development might have a significant adverse impact on the environment, or might be a cause of public concern, the MVLWB refers the proposal to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) for an environmental assessment (s.125).

Environmental assessment is the second stage of the environmental impact assessment process.  Projects may be referred to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) by the preliminary screener, some other government department or agency, the First Nation qualified to make a referral, or on the Mackenzie Valley Environmental Impact Review Board’s own motion.

The MVEIRB is responsible for the environmental impact assessment process throughout the Mackenzie Valley.  It is the main instrument for environmental assessment and review, replacing the CEAA in the Mackenzie Valley except under specific instances.

The MVEIRB:

•

Conducts environmental assessments;

•

Conducts environmental impact reviews;

•

Maintains a public registry of all preliminary screenings conducted by Regulatory Authorities; and

•

Makes recommendations to the Minister of DIAND (Indian Affairs and Northern Development) for rejection or approval of any proposal.

Once a development proposal is referred to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment, notices are placed in northern newspapers.  The next step is for the developer to submit a “project description” to the Review Board.  The project description describes what the developer plans to do and how it will be carried out.  The MVEIRB develops a work plan and terms of reference in order to conduct the Environmental Assessment.

The public has an opportunity to comment on the project and identify issues which may require consideration. Public information submitted to the Review Board throughout this process, including the project description, and all technical and public submissions, are placed on a public registry.

The Review Board has guidelines for how they conduct environmental assessments.  These guidelines provide information for submissions to the Review Board, including timelines and opportunities to present information at any public hearings they may hold.  The environmental impact assessment process has several points where the local government and other stakeholders can contribute to and affect the regulatory process.  There will also be occasions where the local government will be asked to comment on a proposed development.

The environmental assessment process looks at the same factors considered in the preliminary screening, as well as addressing potential cumulative effects, socio-cultural considerations and alternate means of carrying out the project that are technically and economically feasible and the potential environmental effects of such alternate means.  If the Mackenzie Valley Environmental Impact Review Board determines there will be significant adverse environmental impact from a project, it has the choice of referring the development to an environmental impact public review before a panel.  The Review Board may also recommend measures to prevent or mitigate these impacts.

The environmental impact review (EIR) stage is a detailed analysis and public review.  This is normally reserved for development projects where the environmental impact may be significant and could include public hearings in affected communities.   An environmental impact review is conducted by a panel consisting of members of the Mackenzie Valley Environmental Impact Review Board, as well as any expert members they may appoint.  The panel is required to issue terms of reference and the applicant must submit an impact statement.  There must be public notification of the submission of the impact statement, and public consultation or hearings in communities which may be affected by the development.  The panel conducts an analysis of the information received.

Upon completing the assessment, the MVEIRB submits its Environmental Assessment Report (EAR) to the Federal Minister of Indian Affairs and Northern Development who is responsible for distributing the EAR to other Ministers with jurisdiction over the proposed development.  (s.128).

The Minister of DIAND, along with the other Responsible Ministers, is required to make a decision on the EA report.  The Minister may adopt the recommendations of the Mackenzie Valley Environmental Impact Review Board, refer the report back to the Review Board for further consideration (s.130)  or reject the Report and order further environmental impact review. Once the recommendations contained in the EAR are adopted by the Minister, and the other responsible Ministers, those recommendations are to be included by the MVLWB as conditions of any water licence that it issues for that proposed development (s.62).

When finally adopted by the Minister the application is sent to MVLWB for issuance of permits and licences by the MVLWB in the regulatory phase.  The regulatory phase is the process of issuing regulatory authorizations once the development is approved through the environmental assessment process. The authorizations include terms and conditions which reflect the recommendations approved during the EA process, as well as other standard conditions for carrying out development.

Decisions of the Mackenzie Valley Land and Water Board are subject to review by the Supreme Court of the Northwest Territories and the Federal Court of Canada.

c)

“Grandfather” Provisions

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

“24   However, both the Comprehensive Agreements and the MVRMA  also clearly recognize that a full scale environmental review will not be appropriate in respect of certain existing permits, projects and licences.  Instead, both reflect some grandfathering of existing developments is required to balance competing interests.  Those interests include the legitimate goal of protecting land and water resources in the Mackenzie Valley for the benefit of its citizens, on the one hand, while, at the same time, exempting from the full force of the new environmental legislation undertakings developed under an earlier legislative regime. For example, the Comprehensive Agreements explicitly protect certain mineral interests, and arguably the rights associated  therewith, in existence as of the date of the settlement legislation.”

“25   This respect for vested interests is reflected in the MVRMA.  Part 7 contains a number of transitional provisions designed to preserve and protect the existing rights and interests.  For example, Section 151 provides that certain existing permits continue in effect despite the implementation of the new legislation.  Section 152 protects all existing rights to the use of any lands under any lease, easement, or other interest granted under any territorial law, again despite what would otherwise have been the impact of the new legislation on such interests….”

“26     Further confirmation that Parliament did not intend the MVRMA to interfere with existing rights can be seen in the fact that even pending applications for permits and licences are to be dealt with under the prior applicable legislation and not under the MVRMA….”

“27   These provisions collectively reflect that Parliament did not intend to impose an entirely new environmental review process on every project in the Mackenzie Valley irrespective of the status of that project at the time the MVRMA came into effect.  Instead, the MVRMA grandfathered certain projects and provided that others yet would be dealt with under prior applicable legislation.  In interpreting Section 157.1 therefore, one must recognize that it is designed to grandfather certain undertakings which predate June 22, 1984.  Accordingly, this section must be interpreted in a manner which best comports with its intended purpose.”

The Prairie Creek Project was the subject of both a Water Licence and Land Use Permit issued prior to June 22, 1984.

d)

Recent Permitting History at Prairie Creek

In 1992 the Company was granted an Exploration Land Use Permit by the Minister of Indian Affairs and Northern Development under the Territorial Lands Act.  Further baseline studies were undertaken in 1994 in support of planned re-development and permitting activity at that time. A permit application was screened in 1995 as a Level 1 screening pursuant to the Canadian Environmental Assessment Act (CEAA) and it was determined that that project could proceed as it was not likely to cause significant adverse effects pursuant to section 20(1)(a) of the CEAA.   A new Exploration Land Use Permit N95F346 was issued by the Minister in 1995 under the Territorial Lands Act which included use of a portion of the winter road.

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

The Company initiated preliminary discussions with the MVLWB and regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the Prairie Creek Mine.  A follow up presentation was made to the Governmental Mineral Development Advisory Group (MDAG) in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of an environmental impact report to be submitted in support of applications for permits and licences authorizing full production from the Prairie Creek mine.

Since August 2000, Prairie Creek has undergone five Environmental Assessments by the MVEIRB and has received three separate Land Use Permits and a Water Licence to carry out exploration at the Prairie Creek Mine and in the immediately surrounding area, through the new Mackenzie Valley Resource Management Process.

Canadian Zinc applied to MVLWB on July 28, 2000  for a Land Use Permit (MV2000C0030) to carry out a  seven drill hole program  and to access the Sundog (or CAT) Camp located along the winter road to retrieve fuel and clean up the camp area, which work was planned for the fall of 2000.  On October 4, 2000 MVLWB referred the application to the Mackenzie Valley Environmental Impact Review Board for environmental assessment.  The application was then split into separate LUP applications with specific reference to the drilling program and the Cat Camp clean-up.

Following environmental assessment, a LUP was issued by MVLWB on June 14, 2001 which permitted the seven drill hole program (MV2000C0030A).

On May 9, 2001, the Review Board issued  its Report to the Minister recommending that the Cat Camp permit be approved but that the clean-up work be done in winter 2001/2002.  Canadian Zinc preferred to do it in the summer season when the Prairie Creek camp was open and there would be easier access.  In June 2001 Environment Canada issued a direction to DIAND to take steps to prevent the deposit of petroleum products into the surrounding environment at Cat Camp.  In March 2002 DIAND flew in and incinerated the fuel.  On June 17, 2002,  three months after the fuel was incinerated, the Minister of Indian Affairs and Northern Development referred the Environmental Assessment Report back to the Review Board for further consideration, pointing out that it was no longer possible to carry out the proposed development work as there was no longer any fuel to be retrieved.  In July 2002 the Review Board dismissed the proceeding.

On March 5, 2001, the Company submitted a Land Use Permit application for a Phase 2 Exploration Drilling Program.  After Environmental Assessment by the Review Board, on November 30, 2001 the Water Board issued Land Use Permit MV2001C0022A, valid for a period of five years, authorizing the drilling of up to 60 exploration holes on the Zone 3 Mining Lease and within 1000 meters of the Prairie Creek mine.

In March 2004, the Company applied to the Water Board for an extension of the area of Land Use Permit MV2001C0022A to cover the Company’s other mining leases at Prairie Creek. After preliminary screening the Water Board referred the application to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment.  The Company submitted a detailed project report late in 2004 and as at the date hereof the MVEIRB is preparing its terms of reference for the assessment.

The Company applied to the Mackenzie Valley Land and Water Board on March 5, 2001 for  Type ‘B” water licence and a Land Use Permit (MV2001L2-0003) for underground decline development and metallurgical pilot plant operation planned for the Prairie Creek minesite.  The application was distributed to government agencies, First Nations, communities and other organizations in order for the MVLWB to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

However in April 2001, both the Parks Canada Agency and Pehdzeh Ki First Nation referred the proposal to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment (EA) pursuant to section 126(2) of the MVRMA.  The referral to EA occurred prior to the Water Board’s completion of its preliminary screening of the proposed development.

The environmental assessment was conducted throughout 2001 and into 2002.  The MVEIRB submitted its Report of Environmental Assessment (EA Report) on February 5, 2002 to the Minister of Indian Affairs and Northern Development.  On September 3, 2002, the Minister requested that, as per section 130(1)(b)(i) of the MVRMA, the MVEIRB was to give further consideration to unresolved issues in the EA Report relating to the tailings containment area and water treatment in general.

Following further assessment the MVEIRB submitted its Reasons for Decision on April 4, 2003, outlining recommended revisions and additions to the recommendations in its February 5, 2002 EA Report.  On June 16, 2003, the Minister approved the Reasons for Decision and directed the MVLWB to proceed with the licensing process.

The MVLWB directed its staff to draft the water licence based on an exchange of written documents and a series of meetings with interested parties.  These parties included:

• Deh Cho First Nations,

• Nahanni Butte Dene Band,
• Department of Fisheries and Oceans,
• Department of Resources, Wildlife and Economic Development, (GNWT),
• Environment and Conservation, Department of Indian and Northern Affairs (INAC),

• South Mackenzie District Office, INAC;
• Water Resources, INAC.
• Environment Canada,
• Parks Canada,
• Canadian Parks and Wilderness Society, Northwest Territories Chapter

The preparation of the draft water licence was divided into three stages and the interested parties listed above had the opportunity to be involved in all stages.  Each of the first two stages involved the development or revision of a draft licence and its circulation to all the above interested parties and a submission deadline for any written comments from the reviewers to MVLWB staff.  After comments were received, a face-to-face meeting of the parties was held to further discuss the draft.  The third-stage, as outlined to all parties at the beginning of the licensing process, involved a third round of reviews of the draft licence but not a face-to-face meeting.  The comments of all reviewers were shared among all the above parties during each stage.

The Deh Cho First Nations (DCFN) identified a problem during the third stage of the drafting of the licence.  On August 19, 2003, a security deposit estimate was distributed to the above parties and comments were requested by August 22, 2003.  One of the two individuals representing DCFN was missed on the distribution list and therefore the DCFN requested that the MVLWB allow the DCFN seven additional days to review the security deposit estimate.  At its August 26, 2003 Board meeting, the MVLWB deferred the decision on the Licence to the September 10, 2003 Board meeting in order for the DCFN to have the seven additional review days.

Once this process was complete, staff provided the third draft of the licence and all relevant submissions from the interested parties to the MVLWB for its consideration.  On September 10, 2003 the Water Board approved the issue of Water Licence MV2001L2-0003, and the Land Use Permit MV2001C0023 subject to the conditions set out therein.  The Water Licence contains the terms and conditions that the Board felt necessary to protect the environment, conserve the water resources of the Prairie Creek watershed and provide appropriate safeguards in respect of the Company’s use of waters and deposit of wastes.  It also includes the recommendations approved by the Minister and those suggestions made by the MVEIRB which were recommended to, and approved by the Water Board.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Ki  First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to issue the Water Licence to the Company.  The Applicant’s grounds are that the Water Board issued the Water Licence without including certain conditions included in the recommendations of the MVEIRB and in the Minister’s approval, and that the Water Board failed to provide the Applicants with adequate consultations throughout the Licence process.  Subsequently both the Attorney General of Canada, representing the Minister for Indian Affairs and Northern Development and the Sierra Legal Defense Fund, representing the Canadian Parks and Wilderness Society, applied to the Federal Court to be joined as Intervenors in this Appeal.  The judicial review is expected to be heard by the Court during 2005.

In May 2003, the Company applied to the MVLWB for a Land Use Permit for use of the existing winter road from the Liard Highway to the Prairie Creek Mine.  The Company has argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act. [See 3.1.8(c) “Grandfather” Provisions]  The Company’s argument was rejected by the Water Board on June 1, 2004.  The Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board.  The Appeal was heard by the Supreme Court in December 2004 and a decision is pending.   This application is still being screened by the Water Board but the Company anticipates that, subject to the decision of the Court  and ruled  to be exempt, the application  will  be referred by the Water Board for Environmental Assessment.

Since August 2000 Canadian Zinc has been working on moving the Prairie Creek Project through the permitting process. The Mackenzie Valley resource management and permitting process is very cumbersome, slow and political, and to date has caused extreme delays to the Company in its efforts develop the Prairie Creek Property.  Various permit applications have been the subject of five separate environmental assessments, one of which is ongoing, and a sixth application has been referred for Environmental Assessment but  this  has not yet started.  Three Land Use Permits and a Water Licence have been issued to the Company since 2001, whilst two appeals for judicial review have been made to the Courts, one of which has been heard with a decision pending, and the other has not yet been heard.  It is estimated the remaining permitting work will take around two years and cost between $3 and $5 million, depending on the level of environmental review and assessment work required to be carried out.

9.

Environmental Matters

Nahanni National Park Reserve

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

The Nahanni National Park Reserve was created in 1972, following a canoe trip down the river by Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes.  Exploration activity at Prairie Creek had been ongoing for many years prior to 1972  and underground development was well advanced at that point in time.

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

Parks Canada has been on record since 1987 as wishing to expand the boundaries of Nahanni National Park Reserve to make it more representative of the Mackenzie Mountains natural region and to improve its ecological integrity.  The 1987 Nahanni National Park Reserve Management Plan identified three Boundary Candidate Areas for Potential Park Reserve Boundary Expansion.  The Plan notes that these are not final boundary proposals, but areas of high value within which Parks Canada may seek boundary adjustments.  It is not known by the Company what criteria were utilized in selecting the three candidate areas.

The three areas are: the Tlogotsho Plateau, Ragged Range and the Nahanni  Karst Region north of the first canyon.  None of these regions includes the areas near or around the Prairie Creek Mine.  One of the areas,  the “Nahanni Karst”, overlaps with parts of the existing winter road along its northern boundary, including from approximately Km 32 to Km 35 and Km 49 to Km 86.  These areas are outside the South Nahanni River watershed within the north flowing watersheds of the Tetcela and Ram Rivers.

The Mineral and Energy Resources Assessment  process (MERA) was established by the Federal Government in the 1980’s as a prerequisite to the establishment of parks in the Northwest Territories and the Yukon.  Studies have been done under MERA  to assess the mineral potential of certain parts of the proposed expansion areas.  The MERA study for the three specific areas of the proposed Park Expansion was completed by the Geological Survey of Canada was published in Open File #1686, 2003.  Further MERA studies are being carried out over the next few years for  a much larger area of the Nahanni Watershed, including the area  around the Prairie Creek Mine.

As part of the Deh Cho Process, The Naha Dehé Consensus Team (“NDCT”), consisting of representatives from Deh Cho First Nations and Parks Canada reviewed the 1987 Park Management Plan, and the 1994 Management Plan Amendments.

In November 2001, at the invitation of the Deh Cho Process, Parks Canada tabled information on areas of high conservation value around Nahanni National Park Reserve for possible inclusion in the Park.  Through the Deh Cho Process, a proposal to “withdraw” from development a considerable portion of the South Nahanni River watershed received favourable review by both Canada and the Deh Cho First Nations.  These areas, along with other proposed conservation lands and development zones, were reviewed by the Deh Cho Land Working Group and were included within the Interim Land Withdrawal area.  This land was withdrawn by Order in Council dated August 13, 2003 and results in the lands surrounding Nahanni National Park Reserve being withdrawn from the possibility of new development.  Existing interests including mining will be allowed to continue according to their permits, but new activities will not be allowed.  [See section “First Nations” below].

As part of the Deh Cho Process Parks Canada has entered into a Memorandum of Understanding with Deh Cho First Nations with regard to the expansion of Nahanni National Park Reserve.   In addition to this, the NDCT has developed an Interim Park Management Arrangement (IPMA).  As prescribed in the Interim Measures Agreement, the IPMA guides the management of Nahanni National Park Reserve during this interim period until the Deh Cho Process is finalized.  [See  section “First Nations” below].

The South Nahanni is highly valued as a wilderness recreation river and is used for canoeing trips during the summer months.  These wilderness adventure tours are supported by a number of outfitting companies from as far away as Ontario.

Through the efforts of Parks Canada the South Nahanni River and the Nahanni National Park Reserve have been designated as a Canadian Heritage River and a World Heritage site, respectively.  The Company recognizes the highly valued wilderness attributes of the South Nahanni River which have led to these designations, and is committed to working closely with the Deh Cho First Nations, in whose traditional territory the Nahanni National Park Reserve lies, and Parks Canada to ensure that operations at the Prairie Creek Mine do not adversely impact upon this special place.

Acid Rock Drainage

The mineral resources at the Prairie Creek Mine are hosted in carbonate rocks. The low sulphide values and high excess neutralization potential of the host rocks (and tailings products) indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes.  Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994.  The results indicated an overwhelming dominance of acid neutralizing minerals, with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200.  Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential.

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

10.

First Nations

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“Deh Cho”or “DCFN”) as their traditional territory. The  Nahanni Butte (Nahaahdee) First Nation is a “band” pursuant to the Indian Act RSC 1985. The members of the Deh Cho First Nations are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982.

The DCFN are a distinct group of aboriginal people whose ancestors were among the South Slavey people of the Dene Nation of what is now the Northwest Territories and the Metis people within the DCFN territory.  The DCFN have their own system of laws, religion, economy, customs, traditions and language since time in memorial.  Many DCFN people continue to rely heavily on the land, water and resources within DCFN territory for sustenance, social and ceremonial purposes.

The DCFN is an organization representing all of the Dene and Metis peoples in the Deh Cho territory of the Northwest Territories which comprise thirteen separate communities.  The DCFN have incorporated a society under the laws of the Northwest Territories in order to provide leadership, governance, administration and program delivery to their member communities.  The DCFN is a governing body of the DCFN people and lands and administers and oversees a number of programs and services  for its member communities including   relating to health, employment, education, land and resource management.

The DCFN and their member aboriginal communities hold  collective aboriginal title and rights and treaty rights to DCFN  territory and hold other aboriginal rights as a collective in relation to their land and governance over the land and the DCFN people.

 In the Mackenzie Valley, land is either owned, or managed, controlled and administered by different governments or landowners.  Land can be either Crown or Commissioner’s land administered by land managers, or  privately owned.

In the Northwest Territories, private lands are owned largely by First Nations with settled land claims.  There are currently two major landowners in the Mackenzie Valley- the Gwich’in and Sahtu.  It is anticipated that as claims are settled in the Deh Cho and North and South Slave regions, more private lands will be created and Aboriginal groups will become recognized landowners in their respective regions.

The Federal Government has recognized that the inherent right of self government is an existing aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982. The Deh Cho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the “Deh Cho Process”.  The Federal Government has negotiated land claim settlements in other parts of the Northwest Territories, first with the Dene/Metis in the late 1980’s and then with the Gwich’in and Sahtu Dene/Metis people.  The Deh Cho have not settled their land claim with the Federal Government. The Deh Cho and the Federal Government of Canada both claim legal title to this territory, the Deh Cho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900, and Treaty 11 signed in 1921 and 1922. The Federal Government and the Deh Cho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute. Canada maintains that under the Treaties the Deh Cho extinguished ownership of their traditional lands. The Deh Cho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty.   The Deh Cho territory has an area of approximately 210,000 square kilometers and has a native population of approximately six thousand.

Since the mid 1990s the Deh Cho and the Federal Government have been engaged in the Deh Cho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Deh Cho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Deh Cho territory.  The objective of negotiations is to complete a Deh Cho Final Agreement which clarifies and builds upon existing Treaties by implementing a Deh Cho government which will make laws and deliver programs and services; be a public government based upon Deh Cho First Nations laws and customs and other Canadian laws and customs and be the primary government for the delivery of programs and services to residents of the Deh Cho territory.  The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Deh Cho territory.

Early negotiations proved very slow in part because the Deh Cho initially rejected the land selection process by which other land claim disputes have been typically settled in the North.  Under the typical system, the Federal Government and First Nations select by negotiation particular areas of land in the area under dispute.  Once selected the Government makes a financial payment and the claim is settled. However, the Deh Cho have been holding out for full constitutional, legal and governmental control over their entire region, where effectively the laws of Canada would no longer apply, and this has led to lengthy and difficult negotiations.

The DCFN’s position is that the Mackenzie Valley Resource Management Act cannot and should not apply within Deh Cho territory, that the legislation was enacted without the participation of, or any consultation with, the DCFN and was imposed on the Deh Cho territory against DCFN wishes.  The DCFN have stated that the Final Agreement must, among other things, include a new resource management regime in Deh Cho territory other than the Mackenzie Valley Resource Management Act.

In 2001, the Federal Government and the Deh Cho First Nations entered into a Framework Agreement dated May 23, 2001.  The Framework Agreement contemplates providing a structure for the negotiation of the Final Agreement.  However, all negotiations are without prejudice to the legal position of the parties and nothing in the Framework Agreement is to be interpreted as creating, recognizing or denying rights or obligations of any of the parties.  The Federal Government and the Deh Cho agreed that it is desirable that the negotiations proceed at a pace which allows for the people of the Deh Cho territory, and particularly the Elders, to remain fully informed and involved in the process.

As contemplated in the Framework Agreement, an Interim Measures Agreement, also dated May 23, 2001, was executed between the parties to provide for interim arrangements pending the negotiation and signing of the Deh Cho Final Agreement.

Under the Interim Measures Agreement, the Governments and the Deh Cho agreed to develop a land use plan for the Deh Cho lands outside Nahanni National Park Reserve and for that purpose to establish a Land Use Planning Committee.  The purpose of the land use plan is to provide for the conservation, development and utilization of the land, waters and other resources in the Deh Cho territory, taking into consideration the principles of respect for the land, as understood and explained by the Deh Cho Elders, and sustainable development.

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

The Agreement also provides that no new water licences or land use permits will be issued under the Mackenzie Valley Resource Management Act within the Deh Cho territory except after written notice to the Deh Cho First Nations and after a reasonable period of time for the Deh Cho to make representations with respect to the application for such licence or permit.  Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Deh Cho territory without the support of the affected Deh Cho First Nation.

The parties also agreed to enter into negotiations for the purpose of concluding an Interim Resource Development Agreement with the objective to foster resource development in the Deh Cho Territory and to accrue benefits from Canada to the Deh Cho First Nations.  An Interim Resource Development Agreement was signed April 17, 2003 under which Canada agreed to provide to the Deh Cho First Nations a percentage of Federal resource royalties collected from the Mackenzie Valley.

Canada also agreed that the Final Agreement will ensure that a major mining project that requires any authorization from Canada, and that will impact on the Deh Cho, shall be subject to negotiation with the Deh Cho of an agreement relating to that project.  A major mining project is defined as a project related to the development or production of minerals that will employ an average of 50 persons annually for the first five years in the Deh Cho territory and for which more that $50 million will be expended in capital costs.  The Company believes that the Prairie Creek Project is currently the only such major mining project in the Deh Cho territory.

The Interim Measures Agreement also provided that the Deh Cho may propose protected areas for land withdrawal or permanent protection under the Northwest Territories Protected Areas Strategy.  The parties also agreed to negotiate an interim management arrangement respecting the management of Nahanni National Park Reserve.

The Interim Measures Agreement was made without prejudice to the legal position of the parties and nothing in the Agreement is to be interpreted as creating, recognizing or denying rights or obligations on the part of the parties.

In 2003, Canada and the Deh Cho agreed to an interim withdrawal of lands covering an area of approximately 80,000 square kilometers for a period of five years.  The withdrawal was confirmed by Order in Council dated August 13, 2003.  The areas of the withdrawn lands do not include the Prairie Creek Mine but include a portion of the Company’s  Mining Lease 2854 and   all of  Mining Lease  2931.   The withdrawn land also includes an area over which part of the Company’s winter road to the Prairie Creek property passes.  However in accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licences, permits, reservations, benefits and privileges  and does not affect access to or across withdrawn land.

In August 2003, a Memorandum of Understanding respecting the expansion of Nahanni National Park Reserve dated 24 June 2003  was signed between the Deh Cho and the Parks Canada Agency, whereby as part of the Deh Cho Process, Parks Canada and the Deh Cho agreed to work co-operatively towards completion of a feasibility study towards the addition of the identified lands to the Nahanni National Parks Reserve and to recommend an amendment to the Canada National Parks Act for a new boundary for the expansion of the Nahanni National Park Reserve and, as part of the Deh Cho Final Agreement, moving the Nahanni National Park Reserve to full National Park status under the Canada National Parks Act.

At the same time in August 2003, an Interim Park Management Arrangement for the Nahanni National Park Reserve was signed between the Deh Cho and Parks Canada Agency designed to give the Deh Cho a greater role in the Park management process.  A Consensus Team was established, comprising three appointees of Parks Canada and four from the Deh Cho First Nations (two from Nahanni Butte) to address, amongst other things, making recommendations in respect of impacts of land and resources uses in areas outside Nahanni National Park Reserve.

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

The Deh Cho Land Use Planning Committee (the Committee), was formally established in February 2002 under the authority of the Deh Cho Interim Measures Agreement with the responsibility to prepare a land use plan for the Deh Cho territory.  The land use planning process is a community driven process where the goals and values of the residents of the Deh Cho guide the development of the Plan.  The Committee works closely with other planning partners such as governments, public agencies, non-government organizations and businesses to fulfill its mandate.

Land use planning boards are responsible for preparing comprehensive land use plans for their respective settlement areas.  These plans guide the use of Crown, settlement, and other private lands and provide direction for the conservation, development and use of land, waters and other resources.  Essentially, the land use planning boards create plans which lay out the permitted and prohibited uses of all land within a settlement area.  They develop land use plans for their regions and recommend approvals, exceptions and amendments to related plans.

A land use plan is a public document that sets aside different areas for different uses, and describes what activities are permitted or not permitted in specifies areas.  The land use plan applies to both Crown and settlement lands.  It does not apply to lands within municipal boundaries or lands within national parks or historic sites.

Once the land use planning board has adopted a land use plan, it must submit the plan to the First Nation of the settlement area, the Territorial Minister and the Federal Minister for approval.

The mission statement of the Deh Cho Land Use Planning Committee is to develop a land use plan as a management tool to determine what type of land use activities should occur and where they should take place.  The plan will balance economic, social, environmental and cultural needs and interests.  The plan will be guided by the principals of sustainable development and respect for the land as understood and explained by the Deh Cho Elders.  The planning area excludes municipal areas and Nahanni National Park Reserve.

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

The Deh Cho Land Use Planning Committee includes representatives of the Deh Cho First Nations, the Government of the Northwest Territories and Government of Canada.  As outlined under the Deh Cho Interim Measures Agreement the DCFN appointed two members while the two Governments each appointed one member.  Upon the recommendation of the Committee, the parties to the Interim Measures Agreement appoint a fifth member as Chairperson.

Once approved the land use plan will provide legally binding direction to regulatory agencies and decision-makers in their assessment of development projects, protected areas proposals and other land uses.

The planning process will consider the traditional use and occupancy information that has been gathered to determine the Interim Land Withdrawals along with other information on the natural resources and the economic and social needs of the communities.  In return, the plan will revise the Interim Land Withdrawals based on the new information that has been gathered.  The Company has made a detailed submission to the Deh Cho Land Use Planning Committee and is participating in the planning process. Representatives of the Committee visited the Prairie Creek minesite in September 2004.

The outcome of the Deh Cho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Deh Cho  government within the Deh Cho territory.  It is expected that the negotiations  towards a Deh Cho Final Agreement will take some five  years to complete.

The Prairie Creek mine is located 90 kilometers from the nearest settled community of Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 kilometers downstream of the minesite.  The population of Nahanni Butte is approximately 117 people and water for domestic purposes is supplied by well. There is no permanent road access into the Prairie Creek property other than the existing winter road which was established in 1981.  Regular access is by air only to a private airstrip controlled by the Company.  There is no other existing land occupation nor commercial land or water based activities in the vicinity of the mine.  Similarly, no traditional use nor trapping activity has been observed in the minesite area in recent history.

On December 10, 1996 the Issuer completed the negotiation of the Prairie Creek Development Cooperation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations.  The agreement provides that in consideration for the Band providing support for the project, quiet enjoyment, access easements,  assistance in obtaining permits, potential cost savings as a result of the Band's involvement, and assembling and providing the Band's traditional knowledge in support of the project, the Issuer will:

(a)

pay the Band annually 5% of the profits before tax,  after recovery of the aggregate costs incurred in establishing  access and bringing the project into production;

(b)

grant the Band an option to purchase 10% or 15% of the project for $6,000,000 or $9,000,000 respectively subject to adjustment for inflation and additional development costs, exercisable within three months following delivery of a Bankable Feasibility Study and receipt of all major permits for the project; and

(c)

give the Band preferential access on providing contract services; being competitive as to price, delivery, capability, performance and quality.

Following commencement of production, the Band and the Issuer will jointly fund (a) the establishment of an education centre to a maximum of $150,000 and annual operating costs up to $50,000; and (b) a scholarship fund of $20,000 per year, increasing to $30,000 per year following payback of all capital costs.  In addition, the project will contribute $25,000 per year to a trust on commencement of construction of access to the project, to compensate traditional harvesters who are negatively affected by the project and the access.

The overall intent of the Co-Operation Agreement was to establish and maintain a positive and cooperative working relationship between the Company and Band in respect of the further development and operation of the Prairie Creek mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Band and other Deh Cho First Nations.  This Agreement foresaw the many benefits which could accrue to the Band and the DCFN in conjunction with development of the road and mine, and made provision for maximizing opportunities to realize these benefits.  To this end, the Agreement provides employment and contracting opportunities, as well as equity participation for the Band and the DCFN.

In the Agreement, the Band proclaimed its support for the Prairie Creek mine and the establishment of the access road in recognition of the significant benefits to the Band and the DCFN communities as a whole, and undertook to assist the Company in procuring permits, approvals and licences necessary to bring the mine into production, as well as grants, guarantees or other financial assistance from Government towards the establishment of the access road.

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

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI First Nation and the Deh Cho First Nations, against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-Operation Agreement.  The Nahanni Butte Dene Band informed the Company that Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

Canadian Zinc seeks to consult on a regular basis with the Nahanni Butte Dene Band and other First Nations and local communities to keep them informed about the Prairie Creek project and as to opportunities for implementing the provisions of the  Co-Operation Agreement as the Company moves forward with its plans for re-development of the property.  In 2004 the Company opened a Community Liaison and Information Office in Fort Simpson.

The Company believes that the separate goals of the Deh Cho First Nations in achieving political sovereignty and economic self-sufficiency whilst protecting the environment are compatible.  The Prairie Creek Development Cooperation Agreement provides for a positive and cooperative working relationship between the Company, Nahanni Butte and the Deh Cho First Nations in respect of  developing and operating an environmentally sound undertaking at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company’s loss for the year ended December 31, 2004, as determined under US GAAP, totaled $3,038,163 compared to a loss of $1,154,646 in 2003 and a loss of $1,295,929 in 2002, with the major difference being higher expenditure on the Prairie Creek property, in the aggregate amount of $2,359,036 in 2004.

Under Canadian GAAP the Company reported a net loss of $679,127 in 2004 compared to a loss of $904,860 in 2003 and a loss of $752,461 in 2002.  The major difference is that US GAAP requires that exploration cost of resource interest not be capitalized and deferred and all exploration costs are written off as incurred.  The effect is this write off was $2,359,036 in 2004, compared to $249,786 in 2003 and $187,721 in 2002.

During 2004 the Company carried out a major program at the Prairie Creek Property investing a total of $2.1 million on exploration and development.  A total of 27 holes were drilled comprising 5,963 metres, directed at three different targets with very encouraging results, especially downdip to the north  outside the immediate mine development area.  At the same time the underground workings were rehabilitated in preparation for the planned decline and underground drilling program, whilst important site maintenance and environmental work was also carried out.

During 2004 the Company raised $2,444,625 through the exercise of share purchase warrants and employee stock options.

Canadian Zinc is in strong financial condition. At December 31, 2004 the Company had cash and short term deposits of $12.9 million and is debt free.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income.  Interest income in 2004 was $330,076, compared to $28,380 in 2003 and $4,552 in 2002, the increase being attributable to higher cash balances invested throughout the full year 2004 arising from the financings completed in 2003.

Administrative Expenses

Administrative expenses for 2004 were $1,005,409, compared to $928,121 in 2003 and $749,939 in 2002.  The increase was attributable to increased corporate activity.  The major components of expenses were management compensation, shareholder and investor communication, professional fees, and listing and regulatory fees.

Amortization and Write-offs

Amortization expense of $3,794 ($5,119 – 2003; $7,074 - 2002) was minor and relates to the amortization of office equipment. Amortization of mining plant and equipment of $42,837 ($4,070 – 2003; $4,661 - 2002) and asset retirement obligation of $128,719 ($24,400 – 2003; nil - 2002) was capitalized to deferred exploration and development costs.

Income Tax

The Company is not taxable and had no income tax expense for 2004, 2003 or 2002.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of future tax assets is indeterminable.

Related Party Transactions

The Company had no related party transactions in 2004, 2003 or 2002 other than executive compensation and consulting fees of $235,312,  $286,256 and $109,257 respectively, paid to directors and corporations controlled by directors.

Stock Based Compensation

In 2003 the Company adopted the fair value method of accounting for stock options granted to employees and directors.  There was no stock based compensation awarded in 2004.  The Company charged $54,000 stock based compensation to operations during 2003 and $97,500 in 2002.

Exploration and Development Costs

Under Canadian GAAP the Company capitalizes all exploration and development costs relating to its resource interests.  During 2004 the Company expended $2,120,663 (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were drilling, geology, camp operations, transportation, lease rentals and permitting and bonding.  During 2003 and 2002 the Company expended $217,326 and $319,807 on the Prairie Creek Property.

Full particulars of the deferred exploration and development costs are shown on the Schedule attached to the Financial Statements.

Asset Retirement Obligations

The Company follows the policy of recognizing the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset is generally recorded and amortized over the life of the asset.  During 2004 the Company provided $1,043,189 in asset retirement obligations related to the Prairie Creek property and a corresponding increase in resource interests assets.  During 2003 the Company provided $144,000 in asset retirement obligations and a corresponding increase in assets.  Amortization of the asset retirement obligation of $128,719 and asset retirement accretion of $66,817, totaling $195,536, was capitalized to deferred exploration and development costs in 2004.

B.

Liquidity and Capital Resources

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than minor interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in 2004 was $330,076 compared to $28,380 in 2003 and $4,552 in 2002.

Source of Cash - Financing Activities

During 2004 the Company generated $2,444,625 from the exercise of share purchase warrants and employee stock options on a total of 4,612,010 shares.

During 2003 the Company generated $15,619,803 gross proceeds from financing activities through the issue of 29,844,763 common shares in private placements, the exercise of options and the conversion of share purchase warrants, compared to $471,569 generated in 2002.

Use of Cash - Investing Activities

In 2004 cash used in operating activities was $675,333 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $2,196,320 including a payment of a $30,000 deposit for the performance of abandonment and reclamation obligations, $45,657 for the purchase of equipment and $2,120,663 of exploration and development costs.  All of the investment in exploration and development was made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In 2003 (and 2002), cash used in operating activities was $845,741 ($610,387) which largely represents corporate and operating expenses, whilst cash used in investing activities was, $352,704 ($339,807) including a payment of $130,000 deposit for the performance of abandonment and reclamation obligations and $217,326 ($319,807) on exploration and development costs.

Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits was $12,907,997 at December 31, 2004 compared to $13,339,442 at December 31, 2003 and $63,896 at December 31, 2002.  The Company’s working capital declined to $12,757,628 from $13,184,656 at December 31, 2003 and a working capital deficit of $5,449 at December 31, 2002.

The Company is in a strong financial condition.  Canadian Zinc is debt free and has no off balance sheet financing structures in place.  The Company is in its strongest financial position in a number of years and is in a position to carry out its planned exploration, development and permitting activities.

At December 31, 2004 the Company had 69,394,942 common shares outstanding, with an unlimited authorized capital, compared to 64,482,932 common shares outstanding at December 31, 2003 and 34,638,169 at December 31, 2002.  During 2004 at a meeting of shareholders the Company’s authorized capital was increased from 200,000,000 common shares of no par value to an unlimited number of common shares of no par value.  All common shares have one vote and rank equally for the payment of dividends or distribution of capital.

At December 31, 2004 the Company also had 7,284,065 share purchase warrants outstanding exercisable at prices of $0.60 and $1.25 per share and with expiring dates of May 2005 and June 2005.  The full exercise of all outstanding warrants would generate a total of $4,483,864 in cash.

Subsequent to December 31, 2004 options on a total of 3,650,000 shares exercisable at a price of $0.60 per share for five years from January 14, 2005 were granted to employees, directors and other service providers under the Company’s Stock Option Plan.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

The Company is a mineral exploration company with no producing properties.   The Company is in the process of exploring and developing the Prairie Creek Mine property.

Canadian Zinc is currently in an exploration and development phase.  At December 31, 2004 the Company held cash and deposits of $12.9 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as demand for primary metals, allied to a growing shortage in supply, will help to sustain metal prices, which in turn should encourage investor interest in mining and exploration companies.

The prices of metals fluctuate widely and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  Metal price fluctuations may be either exacerbated or mitigated by international currency fluctuations which effect the metal price received in terms of the domestic currency in which they are produced.  The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

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

Plans for 2005 include continuing the Company’s exploration programme on the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme. At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.   The Company will also continue with its permitting activities and expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

The Company has also undertaken the review of a number of other new mining investment opportunities during 2004 and this activity will continue in 2005.

E.

Off-Balance Sheet Arrangements

Canadian Zinc has no off balance sheet financing arrangements in place.

F.

Contractual Obligations

Canadian Zinc is debt free has no long term debt, lease or purchase contractual obligations in place.

G.

Safe Harbour

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company experts to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised (1)
Robert Gayton(4) British Columbia, Canada Director	65	Chartered accountant/financial consultant; Director of several public companies, including, Western Silver Corp., Bema Gold Corp., Intrinsyc Software, Northern Orion Resources and Nevsun Resources.	May 2000	12,500 common shares
John F. Kearney(2) Ontario, Canada Chairman, President, Chief Executive Officer and Director	54	Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994	November 2001	140,000 common shares 450,000 options
John A. MacPherson British Columbia, Canada Director	61	Chairman of Mineworks Inc. since 2003; Chairman of Canadian Zinc Corporation from 2000 to June 2003	May 1999	28,000 common shares
Dave Nickerson Northwest Territories, Canada Director	60

Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister; Director of two public companies.

			March 2004	Nil
Alan C. Savage(3) British Columbia, Canada Director	62	President of Doublestar Resources Ltd., Director of Better Resources Limited and Copper Ridge Exploration Ltd.	June 2003	Nil
David A. Shaw British Columbia, Canada Director	53	Self employed as an independent consulting geologist; Director of four public companies.	May 2000	Nil
Alan B. Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	48	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004	March 2004	Nil

As at May 5, 2005, the Directors and senior officers as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

B.

Compensation

The Company has three executive officers (comprised of persons who are the Chairman and President, the Vice President Exploration, and the Chief Financial Officer), who perform policy making functions.  Particulars of compensation paid and stock options granted to Directors and Executive Officers are contained in the Company’s Information Circular dated 5 May 2005 filed as Exhibit 15.B hereto and incorporated herein by reference.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John F. Kearney Chairman, President and Chief Executive Officer (1)	2004 2003	110,000 105,000	97,500(2) Nil	Nil Nil	Nil 600,000	Nil Nil	Nil Nil	Nil Nil
Robert J. Gayton Acting Chief Financial Officer	2004 2003 2002	19,600(4) 5,625 8,483	Nil Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alan B. Taylor Chief Operating Officer (3)	2004	119,750	50,000	Nil	Nil	Nil	Nil	Nil

(1)

Mr. Kearney was appointed Chairman, President and Chief Executive Officer of the Company in July 2003.

(2)

Paid to  a private company controlled by John F. Kearney.

(3)

Mr. Taylor was appointed Chief Operating Officer of the Company in March 2004.

(4)

Included directors fees.

For the financial year 2004, the Company paid each director, other than executive officers, an annual fee of $8,000 plus $400 for each meeting or committee meeting attended.  An aggregate of $45,893 was earned by directors for their services as directors during 2004.

From time to time, directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  In 2004 John MacPherson was paid $10,554 for consulting services.

The Company has no plans other than the Company's stock option plans pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  Directors are eligible to participate in the stock option plans.  During the financial year ended December 31, 2004, no stock options were granted to directors of the Company.

Plans

The Company does not have any pension plans, stock purchase plans or any other arrangements whereby compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

Stock Options

The following table sets out certain information with respect to options to purchase Common Shares exercised by the Company’s Named Executive Officer during the financial year ended December 31, 2004 and options held by him at the end of such year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
John F. Kearney	150,000	$240,000	450,000 / Nil	$166,500 / Nil
Robert J. Gayton	Nil	Nil	Nil	Nil
Alan B. Taylor	Nil	Nil	Nil	Nil

(1)  The closing price of the common shares of the Company on The Toronto Stock Exchange (the "TSX") on   December 31, 2004 was $0.60.

Following amendments made by the Toronto Stock Exchange to its Company Manual effective January 1, 2005, the Company has implemented amendments to its stock option plan to change the maximum number of common shares which may be made subject to option from time to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.  Currently outstanding options to purchase common shares of the Company will continue to be exercisable and will be governed by and subject to the terms of the amended plan.

Termination of Employment or Change of Control

There exists no plan or arrangement in respect of which compensation has been paid or may be paid to executive officers or directors to compensate them for termination of employment, retirement or resignation or in the event of a change in duties or responsibilities as a result of a change of control of the Company.

Indebtedness of Directors and Senior Officers

No director or senior officer  of the Company, or associate or affiliate of any such director, senior officer is indebted to the Company.

C.

BOARD PRACTICES

The Directors hold office for a term of one year or until the next annual general meting of the Company, at which time all directors retire, and are eligible for re-election. There are two board committees:  the Audit Committee comprised of Messrs. Gayton, Shaw and Savage; and the Compensation Committee comprised of Messrs. Gayton, Shaw and Savage.  The Audit Committee operates under an Audit Committee Charter.

See Statement of Corporate Governance Practices and Report on Executive Compensation contained in the Company’s Information Circular dated May 5, 2005 filed as Exhibit 15.B hereto and incorporated herein by reference.

The Company does not have any directors service contract.

D.

EMPLOYEES

During the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002, the Company had an average of 7, 6, and 4 employees, respectively. At December 31, 2004, of the 7 employees, 2 worked in management roles,  1 in accounting, 4 in administrative roles, or in other aspects of the Company’s mineral exploration work.  During 2004 the Company also employed an average of 15 temporary employees on a seasonal basis.

E.

SHARE OWNERSHIP

The share ownership of those persons listed in subsection 6.B. is shown on the table included in subsection 6.B and includes details of all options or warrants to purchase shares of the Company held by such persons.

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, there are no beneficial owners of more than 5% of the Company’s common shares.

As of May 5, 2005, the Directors and senior officers of the Company as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2004, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 9.

THE OFFER AND LISTING

A.

4.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange for each of the most recent six months (being the first six months of 2005), each financial quarter in each of the last two full financial years and in each of the last five full financial years are as follows:

	High	Low
2005 June May April March February January 2004 4th Quarter 3rd Quarter 2nd Quarter 1st Quarter 2003 4th Quarter 3rd Quarter 2nd Quarter 1st Quarter 2002	$0.55 $0.88 $1.29 $1.78 $2.04 $1.55 $0.82 $0.96 $1.29 $2.04 $1.73 $0.82 $0.175 $0.235 $0.32	$0.405 $0.51 $0.65 $1.08 $1.33 $1.27 $0.55 $0.60 $0.51 $1.08 $0.55 $0.11 $0.09 $0.12 $0.125

2001	$0.42	$0.12

2000	$0.58	$0.245

The high and low prices for the common shares of the Company as quoted on the Pink Sheets (Non-NASDAQ) Over the Counter Quotation System, for the most recent six months and each financial quarter of the last three financial years  are as follows:

	High	Low
2005 June May April March February January 2004 4th Quarter 3rd Quarter 2nd Quarter 1st Quarter 2003 4th Quarter 3rd Quarter 2nd Quarter 1st Quarter 2002	US$ $0.515 $0.40 $0.51 $0.64 $0.68 $0.515 $0.67 $0.75 $1.02 $1.60 $1.36 $0.60 $0.11 $0.14	US$ $0.31 $0.28 $0.31 $0.47 $0.45 $0.40 $0.39 $0.446 $0.36 $0.80 $0.40 $0.10 $0.06 $0.06
4th Quarter	$0.17	$0.08
3rd Quarter	$0.22	$0.08
2nd Quarter	$0.23	$0.13
1st Quarter	$0.21	$0.10

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of June 15, 2005 an evaluation was carried out by the President and Chief Financial Officer of the effectiveness of the disclosure of controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that e valuation, the President and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded , processed, summarized and reported within the time periods.

Changes in Internal Control and Financing Reporting.  During the fiscal year ended December 31, 2004 there were no changes in internal control over financial reporting that materially affect the internal control over financing reporting.

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

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by auditors for the two fiscal years ended December 31, 2004 and 2003 for audit fees, audit related fees, tax fees and all other fees are set forth below.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees (1)	$22,000	$24,370
Audit-Related Fees (2)	$4,995
Tax Fees (3)	$8,100	$1,880
All Other Fees
Totals	$35,095	$26,250

(1)

“Audit Fees” represent fees for the audit of the annual financial statements, review of the interim financial statements and review in connection with the statutory and regulatory filings.

(2)

“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one ore more members of the audit committee pursuant to authority delegated by the audit committee, provided the audit committee is informed of each particular service.  All of the engagements and fees for Fiscal 2004 were approved by the Audit Committee.  The Audit Committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16D

EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not Applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements listed in Item 19 hereof and filed as part of this Annual Report were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. The audited financial statements for fiscal 2004, 2003, 2002 and 2001 have been reconciled to U.S. GAAP (see Note 13 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A. of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a) Financial Statements

Description of Document

Cover Sheet

Independent Auditor’s Report dated February 25, 2005

Balance Sheets as at December 31, 2004, 2003, 2002 and 2001

Statements of Operations and Deficit for years ended December31, 2004, 2003, 2002, and 2001

Statement of Cash Flows for years ended December 31, 2004, 2003, 2002 and 2001

Notes to Financial Statements

(b) Exhibits

Exhibit Number	Description of Document
1.A*	Notice of Articles (of Incorporation)
1.B*	Articles (Bylaws)
4.A*	Letter Agreement dated March 3, 2003 between Doublestar Resources Ltd. and Canadian Zinc Corporation re Damoti Lake Property
4.B*	Purchase Agreement between Titan Logix Corp. and Canadian Zinc Corporation dated January 29, 2004.
4C*	10% Rolling Stock Option Plan
12.A	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.A	Annual Information Form dated March 30, 2005
15.B	Annual Report to Shareholders for 2004
15.C	Notice of Meeting and Information Circular dated May 5, 2005

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