Form 20-F
period 2005-12-31
CANADIAN ZINC CORP
filed 2006-07-03
CIK 910569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  2 0 - F

____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2005

OR

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from___   to____

Commission file number    0-22216

CANADIAN ZINC CORPORATION

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

650  West Georgia Street, Suite 1710, Vancouver, British Columbia, V6B 4N9

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

79,747,212 Common Shares as at December 31, 2005

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

Yes____    No ____   Not Applicable  xx

The information set forth in this Annual Report on Form 20-F is as at December 31, 2005 unless an earlier or later date is indicated.

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

FISCAL YEAR ENDED DECEMBER 31, 2005

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following selected financial data of the Company for 2005, 2004, 2003, prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) are derived from the financial statements of the Company, which have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as referred to in Note 13 to the financial statements.  The financial statements have been audited by Ernst & Young LLP in respect of 2005 and by Ellis Foster, Chartered Accountants, in respect of 2003 and 2004.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with U.S. GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31/05	Dec 31/04	Dec 31/03	Dec 31/02	Dec 31/01
Net income (loss)	(3,633)	(3,038)	(1,155)	(1,296)	(1,338)
Net income (loss) per Share	(0.05)	(0.05)	(0.03)	(0.04)	(0.05)
Wgt. Avg. No. Shares	71,378,844	67,174,891	39,889,341	33,548,663	27,678,223
Dividends Per Share	0	0	0	0	0
Working Capital	16,039	12,757	13,184	(6)	473
Prairie Creek Mine Prop.	4,723	4,822	3,470	3,250	3,250
Current Liability	48	175	209	77	78
Capital Stock	43,066,867	37,789,923	34,937,298	20,363,788	19,896,179
Shareholders' Equity	19,572	16,485	16,670	3,382	3,873
Total Assets	20,923	17,888	16,998	3,460	3,951

The following selected financial data of the Company for 2005, 2004 and 2003, prepared in accordance with Canadian GAAP are derived from the financial statements of the Company, which have been prepared in accordance with Canadian GAAP and have been audited by Ernst & Young LLP in respect of 2005 and by Ellis Foster, Chartered Accountants in respect of 2003 and 2004.

Selected Financial Data

(CDN$ in 000, except per share data)

Information in Accordance with Canadian GAAP

	Year	Year	Year
	Ended	Ended	Ended
	Dec 31/05	Dec 31/04	Dec 31/03
Net income (loss)	(1,967)	(679)	(905)
Net income (loss) Per Share	(0.03)	(0.01)	(0.02)
Wgt. Avg. No. Shares	71,378	67,175	39,889
Working Capital	16,015	12,732	13,130
Prairie Creek Mine Prop.	18,495	16,927	13,216
Current Liability	48	175	209
Shareholders' Equity	33,343	28,590	26,417
Total Assets	34,694	29,994	26,745

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On December 31, 2005 the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was 1.17.

The following table sets out the high and low exchange rates for each of the last six months.

	2006				2005
	May	April	March	February	January	December
High for period	1.12	1.17	1.17	1.16	1.17	1.17
Low for period	1.10	1.11	1.13	1.14	1.14	1.15

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year ended December 31
	2005	2004	2003	2002	2001
Average for the period	1.21	1.30	1.40	1.57	1.55

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s futurefinancial performance.  A more detailed discussion is described in Section 3 of the Company’s Annual Information Form dated March 30, 2006 filed as Exhibit 15.A hereto and incorporated herein by reference.

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

Metal Prices and Market Sentiment

The prices of metals fluctuate widely and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  Metal price fluctuations may be either exacerbated or mitigated by international currency fluctuations which affect the metal price received in terms of the domestic currency in which they are produced.  The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Canadian Zinc Corporation (“the Company” or “CZN”) was incorporated in British Columbia, Canada, on December 16, 1965 under the name "Pizza Patio Management Ltd".  The Company changed its name to "San Andreas Resources Corporation" on August 29, 1991 and to "Canadian Zinc Corporation" on May 25, 1999.

The Company's head office, and the registered and records office, is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9.

The authorized capital of the Company is an unlimited number of common shares without par value of which 79,747,212 shares were issued and outstanding as at December 31, 2005.

The Company is a public company listed on the Toronto Stock Exchange (“TSX”)  under the symbol "CZN"  and traded in the United States on the Pink Sheets (non-NASDAQ Over the Counter) by the National Association of Securities Dealers Quotation System under the symbol “CZICF-OTC”.  The company is engaged in the business of exploration and, when warranted, development of natural resource properties.  The Company, based in Vancouver, British Columbia, Canada, is exploring the Prairie Creek Property and adjacent ground (a zinc/lead/silver property) located approximately 500 kilometers west of Yellowknife in the Northwest Territories, Canada.

Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party).  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, the mining and surface leases of which were subject to a net smelter royalty of 2%, in favour of Titan Pacific Resources Ltd. with a maximum payout of $8.2 million.

The purchase price for the mineral interests was $3,250,000 paid between 1993 and October 1995 in full, in cash and shares.  The purchase price was allocated $2,750,000 to the land and $500,000 to the plant and equipment.

In January 2004 the Company completed an agreement with Titan Logix Corp. (Titan) to purchase Titan's interest in the Prairie Creek Mine Property. Under the Agreement, the Company acquired the outstanding 40% interest in the physical plant and equipment at Prairie Creek, which it did not already own, and also repurchased a 2% net smelter royalty interest with a face value of $8.2 million. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.

The Company relies on equity financings to fund its financial commitments.  During 2003, the Company completed a number of financings to fund its on going programs, resulting in a total of $15.6 million being raised. During 2004 the Company raised $2,444,625 through the exercise of share purchase warrants and employee stock options.  During 2005 the Company raised $5,406,368 through the private placement of shares and the exercise of share purchase warrants.

B.

 Business Overview

Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party).  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property,  and  a 60%  interest in the plant and equipment, subject to a net smelter royalty of 2% in favour of Titan Pacific Resources Ltd. with a maximum of $8.2 million.

The original discovery of mineralization on the Prairie Creek Property was made in 1928 at the showing known as the "No. 5 Zone". In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd.  The claims lapsed in 1965 and were restaked by the prospector and subsequently conveyed to Cadillac Explorations Ltd. ("Cadillac") in 1966.  Cadillac also acquired a 182,590 acre prospective permit.  This permit expired in 1969 and 6659 acres (210 claims) were selected by Cadillac and brought to lease.  Additional claims have since been acquired.

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

In 1980 an independent feasibility study was completed by Kilborn which resulted in a decision to put the property into production.   In 1980, Cadillac acquired a 1000-ton per day concentrator and transported it to the minesite.  In December 1980, Procan Exploration Company Ltd. ("Procan") (a company associated with Nelson and Bunker Hunt of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the independent feasibility study.  Between 1980 and 1982, extensive mine development took place.  The mill was erected and a camp established.  Two adits and extensive underground development took place.  During this time the site was serviced by winter road and over 500 loads of supplies were transported to site.  Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing.  Subsequently Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

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

In January of 2001, the Company completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.  The preliminary study indicated the feasibility of a mining and milling operation on the site and identified a number of different development and production scenarios.  The operation would utilize the existing mine and mill infrastructure put in place in 1982, but never operated.  Indicated capital costs for the new operation were estimated in 2000 to be $40.5 million, including the construction of an all weather access road to the site.

Throughout the years 2003, 2004 and 2005, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process.  In 2001 the Company applied for two surface exploration drilling permits, an underground exploration permit, a pilot plant metallurgical permit and a permit for use of part of the road from the Property.  Following Environmental Assessment the two surface exploration land use permits were issued in 2001.  The underground exploration and pilot plant permit applications were referred for Environmental Assessment which lasted throughout all of 2001, 2002 and into June of 2003.

The Company made significant progress during 2003.   The improvement in metal prices during 2003, including in particular, zinc, lead and silver, enhanced the attractiveness of the Prairie Creek Project.  With the general improvement in metal prices, and the investment market for resource companies, during the second half of 2003 the Company completed a number of financings to fund the ongoing permitting, exploration and development of the Prairie Creek Property.  During 2003 a total of $15,619,802, before expenses, was raised, representing a significant improvement in the Company’s liquidity and working capital.

In September 2003, a Land Use Permit and Water Licence for underground exploration and development and for metallurgical testing in a pilot plant were issued to the Company by the Mackenzie Valley Land and Water Board.  An appeal to the Federal Court seeking judicial review of the decision of the Water Board to issue the Water Licence was filed in October 2003 by the Deh Cho First Nations and heard by the Court in August 2005.  In December 2005 the Court issued its Judgment directing the Water Board to reissue the Licence containing modified language which had been agreed between the Company and the Minister of Indian and Northern Affairs Canada.  The Licence was reissued by the Board in February 2006.

In 2003 the Company submitted a separate application for a Land Use Permit for use of the existing road from the Liard Highway to the mine site and claimed legal exemption from the Environmental Assessment process.  The claim for exemption was denied by the Water Board and the Company filed an appeal to the Supreme Court of the Northwest Territories.  That Appeal was heard by the Court in December 2004 and in May 2005 the Court issued its Judgment ruling that the proposed development is exempt under the Act from Environmental Assessment.

During 2004 the Company carried out an exploration program at the Prairie Creek Property. A total of 27 holes were drilled comprising 5,963 meters, directed at three different target areas with encouraging results, especially down-dip to the north  outside the immediate mine development area.  At the same time the underground workings were rehabilitated in preparation for the planned decline and underground drilling program, whilst important site maintenance and environmental work was also carried out.

In the spring of 2004 the Company applied to the Mackenzie Valley Land and Water Board for an amendment to expand the area of an existing diamond drill Land Use Exploration Permit.  The application was referred for Environmental Assessment and this assessment was conducted by the Mackenzie Valley Impact Review Board throughout 2005, culminating in a decision dated December 20, 2005 in which the Review Board recommended to the Minister of Indian Affairs and Northern Development  that the development proceed to the regulatory phase of approvals.  Subsequent to year end, on February 3, 2006 the Minister accepted the recommendations of the Review Board and the application was referred back to the Water Board to finalize the terms and conditions of the permit.

During 2005 the Company carried out an extensive program of site rehabilitation and maintenance including design of a new water treatment plant, upgrade of fuel facilities and the construction of a new water polishing pond.

In 2006 the Company will continue with the development of Prairie Creek, including surface and underground exploration and development.  At the same time the ongoing permitting process will continue.

The Company continues to search for projects of merit and has examined a number of opportunities during the year, none of which have come to fruition at this time.  The Company will scrutinize all new projects and carry out a thorough investigation of each property, before committing the Company’s capital and resources on any project.

C.

 Organizational Structure

The Company has no subsidiaries and, to the best of its knowledge, no shareholders holding more than 10% of its issued and outstanding shares.

D.

Property, Plant and Equipment

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

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.  [Refer to Section D.10 on First Nations below]

In July 2003, as part of the Interim Measures Agreement between Canada and the DCFN, Canada made an interim withdrawal of certain lands for a period of five years.  Part of the lands withdrawn under the interim withdrawal order include the area represented by the Company’s Mining Lease No. 2854, a portion of Mining Leases No. 2931, 3314 and 3313 and part of the area over which the road that connects the Property to the highway passes.  In accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the  continuing exercise of existing rights, titles, interests, entitlements, licences, permits, reservations, benefits and privileges  and does not affect access to or across withdrawn land.

2.

Location, Access and Climate

The Prairie Creek Property is situated approximately 500 kilometers west of Yellowknife, the administrative centre of the Northwest Territories.

Year round access to the Property is provided by aircraft to a 3000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property was also accessible by road (needs to be re-established), which extends from the Property to the Liard Highway, a distance of 170 kilometers and which was originally permitted for use in the winter months throughout its full length and for year round use for the first 40 kilometers out from the mine site.  The Liard Highway is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

The climate is sub-Arctic, being characterized by long cold winters with pleasant summers.  Snowfall is moderate and only minor difficulty has been experienced in operating throughout the winter months.

3.

Property Geological Summary

Three distinct styles of base metal mineralization have so far been discovered on the Property:   Vein, Stratabound and Mississippi Valley-type  (“MVT”).  The Vein and Stratabound styles of mineralization occur within the Prairie Creek embayment feature in a Siluro-Ordovician sedimentary sequence. The majority of the current mineral resource reports to Vein mineralization and occurs in a crosscutting steeply east dipping fault with a northerly strike. The remainder of the current mineral resource occurs as Stratabound massive sulphides, which were discovered proximal to the Vein mineralization. The close proximity of the two styles of deposit may indicate a somewhat similar genetic origin.  MVT zinc/lead mineralization is exposed in the northern portion of the property within a carbonate sequence that is marginal to the paleo-embayment feature.

The Prairie Creek Vein Deposit is estimated to contain a  measured and indicated historical  mineral resource of 2.3 million tonnes grading 12.5% zinc (Zn), 12.2% lead (Pb), 190 g/tonne silver (Ag) and 0.4% copper (Cu) with  additional inferred resources of 8.1 million tonnes grading 12.9% Zn, 10.5% Pb, 171 g/t Ag, and 0.4% Cu. The principal Vein structure at Prairie Creek cuts through Ordovician age dolostones and graphitic shales of the Whittaker and Road River Formations.

The above historical resource estimate was calculated by MRDI in 1998 and was not prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.  [See section 6. “Resource Estimation” below].

The distinctly different style of mineralization, termed Stratabound, was encountered by the Company in 1992 during deeper drilling near the Vein.  The Stratabound mineralization presently consists of a measured and indicated historical mineral resource of 1.3 million tonnes grading 10.6% Zn, 5.2% Pb and 56 g/tonne Ag.  This style of deposit is found, so far, wholly within the Upper Whittaker Formation dolostones.  Stratabound sphalerite-galena-pyrite sulphides occur predominately in a subunit of the Whittaker, termed the Mottled Horizon, located approximately 200 meters below the present mill level (870) underground workings.

Since 1991, the Company has completed over 47,000 meters of surface diamond drilling and an underground sampling program which has greatly expanded the inventory of known resources on the Property.  The Vein-type deposit remains open ended to the north and south of the current Zone 3 resource, which is defined over only 2.5 kilometers of the 16-kilometer prospective corridor.  The discovery in 1992 of Stratabound type mineralization in the Main Zone opened up multiple exploration targets for the discovery of further Stratabound deposits.  Potential for significant increases in Stratabound mineralization exist throughout the Property.  Drilling so far has been somewhat restricted by topography limiting the areas of potential mineralization that can be drilled.  Such Stratabound mineralization has the potential to significantly increase the tonnage fed to the mill, due to its higher tonnes per vertical meter of depth.

With many Vein occurrences exposed throughout the length of the Property, the prospects for additional Vein and Stratabound material are excellent over the remaining 14 kilometers of structure on the Property.  Consequently, the Company believes that there remains excellent potential for discovering additional massive sulphides in the vicinity of the Prairie Creek Mine, which will further add to the already substantial mineral resource base.

4.

Geological Setting

The Prairie Creek Mine is located in the southern portion of the Mackenzie Mountains physiographic subdivision within the Northern Cordillera Geosyncline.  The Southern Mackenzie Mountains are underlain by Lower Paleozoic carbonates of the Mackenzie shelf, and associated basinal limestones, dolostones and shales.

Structurally the prevalent orientation of faulting and folding is north-south.  Faults and fold axial planes dip both east and west.  A number of north trending thrust faults cut through the region.  The east dipping Tundra Thrust Fault and, 30 kilometers to the west, the west dipping Arnica Thrust Fault define the present margins of the Prairie Creek paleobasin, which accumulated a thick Devonian sequence of sediments (including the Cadillac and Funeral Formations).  The two principal styles of base metal sulphide mineralization occur within the Prairie Creek basinal feature in the Ordovician-Silurian Whittaker and Road River Formations.

The northern part of the Property is underlain by a marginal carbonate sequence of the Root River, Camsell and Sombre Formations.  This sequence is bounded to the east by the east dipping Tundra Thrust, which forms the eastern boundary of the Prairie Creek basinal sequence.

In the southern part of the Property the mine is geologically situated on the eastern margin of the Prairie Creek Embayment.  This ancient basinal feature is composed primarily of a conformable sequence including the Lower Ordovician Whittaker Formation dolostones, Silurian Road River Formation shales, and Cadillac Formation thinly bedded limy shales.  Lower to Middle Devonian Arnica and Funeral Formation dolostones and limestone overlie this assemblage on the northern part of the property.

In the southern part of the property faulting and folding axes trend generally north-south, resulting in windows of older Road River shales cored by the Whittaker Formation dolostones being exposed along the core of the main Prairie Creek anticline.  The Prairie Creek anticline is structurally bounded to the east by the Prairie Creek Fault and to the west by the Gate Fault.

Property Base Metal Mineralization

There are three main styles of base metal mineralization so far located on the Property:  Vein sulphides, Stratabound sulphides (both of which occur in the southern part of the Property) and Mississippi Valley type sulphides (MVT) which are found in the marginal carbonates in the northern sector of the property.  Exploration at Prairie Creek has revealed many base metal mineral showings along the entire 17-kilometer length of the Property.  Historical exploration of the property has led to referencing some of these surface mineral showings by name and some by numbers.

In the northern section of the Property, where some of the mineral claims have now lapsed, MVT type showings occur and are referred to, from north to south over a distance of 10 kilometers, as the Samantha, Joe, Horse, Zulu, Zebra and Road Showings.  In the southern part of the Property, where Vein occurrences are exposed at surface, the mineral showings were referred to as sequentially numbered Zones.  Some of these mineral Zones, as a result of exploration by drilling, are now known to also contain subsurface Stratabound mineralization.  The subsurface area above the underground workings is referred to as Zone 3 (or the Main Zone).  Originally Zones 1 and 2 occurred adjacent to Zone 3; however, as a result of continuing exploration, Zone 1 and 2 are now incorporated and considered part of Zone 3.    Zone 3 contains the historical estimated mineral resource, which includes both Vein and Stratabound mineralization.  Extending south from the minesite (or Zone 3) are a series of other Vein exposures referred to as Zones 4 through 12, extending over a distance of 10 kilometers.  A further expression of Vein mineralization, known as the Rico Showing, is located 4 kilometers to the north of Zone 3.

Vein Sulphides

Quartz Vein Sulphide mineralization occurs in a north-south trending 16 kilometer long corridor in the southern portion of the Property (referred to as Zones 1 through 12).  The bulk of the mineral resources outlined to date on the Property are established on only one of these Vein occurrences, namely Zone 3 (which includes Zone 1 and 2).

The Vein in Zone 3 strikes approximately north and dips steeply to the east (variable from -40°E to -90° and averages -65°E).  Most of the surface mineralized zones at Prairie Creek occur within Road River Formation shales.  These showings generally occur close to the axial plane of a tight north-south doubly plunging anticline. Mineralization comprises massive to disseminated galena, sphalerite, with lesser pyrite, and tennantite-tetrahedrite in a quartz-carbonate-dolomite matrix.  Silver is present in equal amounts both in galena and tennantite-tetrahedrite.  Vein widths are variable (from <0.1m to >5m) but overall averages indicate a horizontal thickness of approximately 2.7 meters.  The most extensive known Vein occurrence is in Zone 3 where underground development has proven 940 meters of strike length and diamond drilling has indicated a continuance of the Vein for a further 1.2 kilometers.  The Vein remains open to the north and is expected to continue at depth for a further 4 kilometers.  Evidence of the Vein continuing is the Vein occurrence at the Rico Showing on surface 4 kilometers north on strike of the vein.  In Zone 3, the Vein appears to be a tensional fault feature co-planar to a tight North-South trending fold axis.

At the end of the 930 meter level workings, the main Vein dissipates into the mid Road River shales.  Rock competency appears to be a controlling feature governing Vein formation.  Consequently, in the upper shales of the Road River and Cadillac Formations the Vein is not well developed.  Drilling at depth has indicated a continuance of the Vein, however little information is available below the 600 meter elevation mark.

Also of note, towards the end of the 930 meter level workings (crosscut 30) are a series of narrow (average 0.5 meter wide) massive sphalerite-tennantite Veins striking at approximately 40° to the main Vein trend.  This mineralization is referred to as Vein Stockwork and carries a calculated mineral resource based on underground sampling and limited diamond drilling.  [307,000 tonnes Measured & Indicated:  742,000 tonnes Inferred]  [See section 6 “Resource Estimation” below].    It is proposed that the Stockwork system filled tensional openings formed by primary movement along the Vein fault structure.

Stratabound Sulphides

Stratabound mineralization was discovered in 1992 while drilling to extend Vein resources at depth.  So far indications of Stratabound mineralization have been found by drilling along the trend of the Prairie Creek Vein System over a strike length of more than 3 kilometers.  This type of deposit has so far been located by drill holes in Zones 3, 4, 5 and 6.  Stratabound massive sulphides occur largely within a mottled dolostone unit of the Whittaker Formation close to both the Vein system and the axis of the Prairie Creek anticline.  With additional drill hole information on the structural and stratigraphic setting of the deposit it was proposed that a model along the lines of some of the Irish carbonate hosted lead/zinc deposits (i.e., Lisheen, Galmoy and Silvermines) may be the most appropriate analogy for the Prairie Creek Stratabound deposit.

Stratabound sulphide mineralization has now been identified in three stratigraphic horizons of the Upper Whittaker Formation.  Stratabound mineralization consists of sphalerite-pyrite-galena, totally replacing the host dolostone with little apparent alteration.  Apparent thicknesses of the Stratabound zone of up to 28 meters have been drill intercepted.  Stratabound mineralization is generally fine grained, banded to semi massive, consisting of massive fine grained sphalerite, coarse grained galena and disseminated to massive pyrite.  This type of sulphide mineralization appears to be genetically related to the Vein mineralization, however it is different in its mineralogy and structural setting.

The main drill defined Stratabound deposit occurs 200 meters below the 870 meter level at the minesite.  There are currently no underground workings that intercept Stratabound material.

Mississippi Valley Type Sulphides – MVT

MVT type sulphide mineralization has been located at the Zebra showing, which is the southern most showing in a belt that extends for 10 kilometers to the north of the Main Zone and includes the Zulu, Joe and Samantha showings.  MVT mineralization is comprised of colliform rims of sphalerite, brassy pyrite-marcasite and minor galena with or without later dolomite infilling.  Mineralization is hosted within the Root River Formation.

Mineralization occurs discontinuously at approximately the same stratigraphic horizon along this NNW trend. This sulphide appears to be classic Mississippi Valley Type mineralization occurring in open cavity type settings. This style of mineralization is similar to some of the deposits mined at Pine Point, Northwest Territories.

Since these showings occur in a more remote part of the Property and are somewhat lower grade they have not been the focus of any major exploration to date.

5.

Prairie Creek Property Exploration Since 1992

Most of the pre-1992 exploration and development work was focused on Zone 3. The Vein, which dips at about 60 degrees east, was examined by drifts on three levels separated by about 60 meters.  The mid level, at 930 meters above sea level, has accessed about 914 meters of Vein strike.  The lowest drift, at the level of the Prairie Creek valley near the plant (870 meters above sea level), accesses about 488 meters of Vein.  All the existing mine and mill infrastructure on the property is located in the Zone 3 area.

The Company started the 1992 Exploration Program with the objective of building a mineable reserve by drilling the down-dip extension of the Vein deposits in Zone 3. This zone is just one of thirteen lead/zinc/silver mineralized Vein showings along the 16 kilometer long structural trend within the Company’s Property.

The highlight of the 1992 Exploration Program was the discovery, by diamond drilling, of a new Stratabound zinc and lead deposit directly down-dip of Zone 3 Vein deposit.

The Stratabound deposit discovered by drill hole PC-92-8 lies about 200 meters below the elevation of the concentrator mill plant on surface.  The deposit is cross-cut by the Vein structure and is therefore older than the Vein deposits. The maximum thickness of the sulphide mineralization intersected was over 24 meters of true width and the mineralization was seen to be consistently within the same stratigraphic horizon. After hole PC-92-8, the focus of the exploration effort in Zone 3 was centered on extending this new deposit.

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

In late 1993 hole PC-93-50 in Zone 3 intersected Vein mineralization 167 meters below the underground workings in the northern part of the zone.  This hole indicated that the Vein is present and strongly mineralized at this depth and established a large block of untested, prospective, ground within range of the mine infrastructure, both below and to the north of the present underground workings.

The Rico Showing, at the northern end of the main Prairie Creek Vein trend, was trenched and a vertically dipping mineralized vein was exposed.  Some additional mineralization was found to the east of the Vein which appears to be Stratabound but structurally controlled by shallow dipping faults.

During 1994 a total of 13,265 meters was drilled in 37 holes with the principal focus on Zone 3, but also including Zones 5, 6 and 7.

In 1997 an underground exploration program was carried out in order to complete sampling information from the three levels of workings.  After some rehabilitation of the 870 meter and 930 meter underground levels had been completed, a series of 231 chip samples were collected from 294 meters of previously unsampled underground drift development, over a weighted average true width of 1.78 meters, with average grades produced of 17.22% Zn; 15.98% Pb; 329.9 g/tonne Ag and 0.77% Cu. The above assay results and widths represent the main Vein structure only; there are significant metal grades on the flanks of this structure and these are expected to contribute additional tonnages to the total deposit. A number of samples were used to verify the results of work carried out by previous operators and these have been confirmed by assay results.  A random selection of the 1997 samples were umpired at a second independent laboratory and these confirmed the accuracy of the initial assays.

During 1999 the Gate 1-4 Mineral Claims were staked covering an area of 3,740 hectares to the west of the main property adjacent to the existing land holdings.   A small exploration program on the newly staked mineral claims consisted of geological mapping, soil and rock sampling over areas that contain similar geology with that of the Prairie Creek Property. This exploration resulted in the discovery of a Vein in outcrop, with select samples grading similar with that of the main established Vein at the Prairie Creek Property.  Also a large zinc soil anomaly was located over favourable geology.

During 2001, the Company completed a short diamond drill program, designed to enhance and increase confidence in the existing resource model and to identify areas of higher grade and tonnage, in advance of initial mining.  Five diamond drill holes were completed in the program totaling 1,711 meters of coring. The results of the program were a confirmation of the resource model and identification of significant further potential for this deposit.

The 2001 drill program was successful in identifying an area of significantly increased thickness and grade, referred to as “a thick-high-grade shoot,” in the existing Vein resource.  Additional parallel high-grade Veins were also intercepted giving further potential to the identified mineral resource in this area.  This is considered proximal to where initial mining will likely take place and will provide for increased tonnage and grade, in early mining.  This, when combined with earlier chip sampling exercises over 240 meters of one of the underground levels, confirms that a series of higher grade shoots exist within the Vein deposit.

During 2004 the Company completed a total of 5,963 meters of core drilling in 27 holes. The 2004 exploration program had three different objectives or targets:  infill drilling; mine site exploration drilling; and northern down-dip extensions.  Four holes were drilled within the previously defined Vein mineral resource.  The results from these holes were very encouraging, with all holes intersecting significant grade mineralization, and continue to demonstrate the high grade nature of the Prairie Creek deposit.

The drilling in the mine site area explored the limits of the Vein system to the south towards the mill site and outside the predefined area of the mineral resource.  A series of eight relatively shallow holes all intersected the host structure with low grades of metal, whilst one hole intersected a vein over a width of 0.7 meters, at a relatively shallow depth of 105 meters.  Three shallow holes drilled in the general mine site area, but outside the known resource, intersected zones of pyrite mineralization, with minor amounts of lead and zinc.

In the same general mine site area, nine holes were drilled targeted at stratabound potential.  Two of these holes intersected massive to semi-massive pyrite zones with minor amounts of zinc and lead at shallow depths about 40 to 50 meters from surface in a geological setting similar to that of the previously discovered stratabound mineralization.

To the north three deep holes were drilled targeted at down-dip vein mineralization. Exceptional grades and thicknesses of Vein mineralization were intersected in all three holes.  This northern area comprises part of the previously calculated mineral resource, however, the drill definition within this area is sparse and based on widely spaced holes.   The apparent strength and grade of the Vein in the northern down-dip extension is considered encouraging.

The 2001 and 2004 exploration results further confirm the Company’s understanding of the geological interpretation of the Prairie Creek deposit. The additional information has not materially changed the information in Technical Reports previously filed by the Company. This drilling has confirmed the previous geological interpretations, thus increasing the confidence level of the inferred resources within the known Vein and Stratabound bodies of mineralization.

6.

Resource Estimation

In January 1998, a Resource Estimation was carried out by MRDI Canada, a wholly owned subsidiary of AMEC E&C Services Limited.

The 1998 Historical Resource Estimate was not prepared in accordance with National Instrument 43-101, but in accordance with the JORC Australasian Code.   The Company is not treating the Historical Resource Estimate as a National Instrument 43-101-defined current resource or reserve verified by a Qualified Person and this Historical Resource Estimate should not be relied upon.

The 1998 Mineral Resource Estimation reflected the impact of step-out exploratory drilling, completed by the Company since acquiring the property, at depth and along strike of the previously known mineral reserve.  The information used in the resource estimate by MRDI was derived from the Company’s diamond drill hole data, channel sampling from underground development and from a number of the more clearly defined drill logs from previous operators. MRDI staff visited the property site and agreed that the data and interpreted model represents the Prairie Creek Deposit.

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

The 1998 Historical Resource Estimate was prepared by MRDI under the supervision of Alan Taylor, a Qualified Person for the purposes of National Instrument 43-101.

As a Qualified Person Alan Taylor, Vice-President of Exploration representing Canadian Zinc Corporation,  states that in his opinion the categories of measured, indicated and inferred mineral resources in The Australasian Code for Reporting of Mineral Resources and Ore Reserves published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and the Minerals Council of Australia (JORC) used by MRDI are substantially equivalent to the categories of measured, indicated and inferred mineral resources defined in the Canadian Institute of Mining and Metallurgy Standards on Mineral Resources and Reserves – Definitions and Guidelines as incorporated in National Instrument 43-101.

The 1998 Historical Resource Estimate is considered to continue to be relevant to an assessment of the Prairie Creek Property, in part because no recent estimates have been made and, because of the extensive information utilized in making the Estimate, is, subject to the qualifications therein and herein, considered to be reliable.

It should be noted that the 1998 Mineral Resource Estimate is strictly an in-situ mineral resource estimation and further delineation drilling and underground drifting is required in order to raise the confidence level of the resources.

The assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A summary report of the MRDI Resources Estimation is contained as an appendix to the Scoping Study, which has been filed on SEDAR and is available under the title Technical Reports filed April 24, 2001.

The table below shows this “estimated resource,” contained in Zone 3 only, as calculated by MRDI in the course of their 1998 independent review.  The “resource” grades include all intercepts in a specific area, and has had no blocks removed by a cut off grade.

Prairie Creek (Historical) Resource Estimate			Zone 3 Only. MRDI (January 1998)
Type	Category	Tonnes	Zn%	Pb%	Ag g/t	Cu%
Vein	Measured	542,000	12.5%	13.0%	197.0	0.4%
Vein	Indicated	1,434,000	11.2%	12.8%	190.0	0.4%
Subtotal		1,976,000	11.6%	12.9%	191.9	0.4%
Vein	Inferred	7,412,000	12.7%	11.0%	174.0	0.4%
Stockwork	Measured	79,000	31.1%	15.0%	294.0	0.7%
Stockwork	Indicated	228,000	14.5%	5.6%	134.0	0.4%
Subtotal		307,000	18.8%	8.0%	175.2	0.5%
Stockwork	Inferred	742,000	14.6%	5.0%	145.0	0.4%

Stratabound	Measured	500,000	10.5%	5.4%	51.0	0.0%
Stratabound	Indicated	785,000	10.6%	5.1%	59.0	0.0%
Subtotal		1,285,000	10.6%	5.2%	55.9	0.0%
Stratabound	Inferred	124,000	7.9%	2.7%	26.0	0.0%

Total Resource by Categories
Vein / Stock / Strata	Measured	1,121,000	12.9%	9.8%	138.7	0.2%
Vein / Stock / Strata	Indicated	2,447,000	11.3%	9.7%	142.8	0.3%
Subtotal Measured & Indicated		3,568,000	11.8%	9.7%	141.5	0.3%

Vein / Stock / Strata	Inferred	8,278,000	12.8%	10.3%	169.2	0.4%

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources:

The information presented herein uses the terms “measured”, “indicated” and “inferred” mineral resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

7.

Scoping Study

In 2000/2001, the Company completed a preliminary Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.

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

The complete Scoping Study has been filed on SEDAR, and may be found under the Company’s profile on SEDAR at www.SEDAR.com  [Technical Reports April 24, 2001] and is incorporated herein by reference.

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of usual penalties for elevated impurity levels, including mercury, in the Vein zinc, lead and copper concentrates.  Cash flows have been prepared taking into account these penalties.  Subsequent work in 2002 has indicated that the zinc concentrate can be smelted using the Sherrit hydrometallurgical process, opening up the market for the concentrates to hydro as well as conventional pyro-metallurgical smelters. A number of upside scenarios exist for the operation, including reduction of penalty levels in the concentrate and further mechanization in the mine to reduce costs.  These alternatives will be examined further during the follow-up feasibility study process and do not form part of the base case.

The Scoping Study assumes that Prairie Creek would be mined at 1,500 tonnes per day as a mixture of Vein and Stratabound resources at “average” deposit grades. The Scoping Study demonstrates that a 1,500 tonne per day mining operation could be established at Prairie Creek producing in the order of 95 million pounds of saleable zinc annually over at least 18 years (based on the current estimated combined [measured, indicated and inferred] resource of 11.8 million tonnes grading 12.5% Zn, 10.1% Pb, 161 g/t Ag and 0.4% Cu). [See section 6 “Resource Estimation” above]

The Scoping Study identified a number of different development and production scenarios.  The operation utilized the existing mine and mill infrastructure put in place in 1982.  Indicated capital costs for the new operation were estimated in the Scoping Study to be $40.5 million, including the construction of an all weather access road to the site.  These indicated capital costs were estimated in 2000, are preliminary in nature, and may not be attained.  The indicated capital costs will be re-estimated in a proposed feasibility study.

The base case financial model in the Scoping Study indicates that the operation at a capital cost of $40.5 million would have a pre-tax and financing IRR of 45.6% and an NPV (at 10% discounted cash flow) of $97.2 million dollars over the first ten years of a minimum 18 year mine life.  The Scoping Study used long term metal prices of US$0.90 per lb Cu, US$0.50 per lb Zn, US$0.25 per lb Pb and US$5.50 per ounce Ag and generally prevailing 2000 smelter treatment charges.  The Canadian dollar was kept constant at US$0.66.   The base case indicated a break-even cash cost of production of US 34.5 cents per pound of saleable zinc after by-product credits, but before financing and taxation.  For every cent the Zn price is over the break-even production cost of US 34.5 cents per pound, pre-tax and financing cash flow increases by around US$0.64 million per annum.

All cost figures should be considered order of magnitude estimates and will require verification by more detailed study to convert the Scoping Study into a bankable feasibility study.

It should be noted that the economic assessment in the Scoping Study is preliminary and based, in part, on mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves in accordance with National Instrument 43-101.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  In addition, the Scoping Study is preliminary in nature, despite the existing underground development and the on-site mill, and the assumptions made within the Scoping Study and its subsequent results may not be attained.

The Company is now examining the various alternatives outlined within the Scoping Study and is working towards converting this into a bankable feasibility study.  As part of the full feasibility program, it is the Company’s intention to carry out additional delineation drilling and to drive a decline to provide an underground drilling platform and to access resource blocks below the current underground workings and to have the option to carry out a Pilot Plant program within the existing 1,000-ton per day mill.

During 2004 the Company rehabilitated the underground workings in preparation for the planned decline and underground drilling program.  This site development work continued in 2005 when a new water polishing pond was constructed to treat the water discharge from the 870 portal, the planned decline and also any water discharge from the pilot milling program.   A program of environmental monitoring was also undertaken.

As contemplated in the Type ‘B’ Water Licence issued to the Company in September 2003, the following plans were prepared and have been approved by the Mackenzie Valley Land and Water Board:  Minewater Treatment Contingency Plan; Effluent Treatment Options Plan; Abandonment and Reclamation Plan.  An existing Fuel Spill Contingency Plan was revised and approved.  A Probable Maximum Flood calculation was updated and approved, and flood protection structures and the tank farm facility and associated containment structures were inspected and approved.  A discharge control structure was built on the Catchment Pond.

During 2004 and 2005 metallurgical testing was carried out on the ore from the Prairie Creek Mine.

During 2004 representative bulk samples of vein mineralization were extracted from various locations within the existing underground workings at the Prairie Creek Mine.  In addition, diamond drill core samples of Stratabound Mineralization were also collected from this deeper lying deposit which has not yet been accessed by underground development.  One ore type is representative of the vein mineralization in the upper and lower level of existing developed underground workings.  It is typically high in zinc, silver and lead in a mixture of sulphide and oxide minerals.  The second ore type of Stratabound mineralization contains zinc, lead, silver and iron sulphide minerals.

The samples were shipped to SGS Lakefield Research Laboratories at Lakefield, Ontario where a total of 60 bench scale tests were undertaken over six months under the direction of the Company’s metallurgical consultant.  The samples were first assayed for both sulphide and oxide mineralization and then combined into composite samples to ensure true representation of the Prairie Creek mineral deposit.

Mineral samples from two separate zones of vein mineralization (Upper and Lower Zones), and including both sulphide and oxide mineralization, and from the stratabound zone, and additional composite samples from all three zones, were tested to develop and optimize the Prairie Creek mill flow sheet.

The batch and locked cycle tests provided extensive analytical information and positive metallurgical results.

The work carried out by the Company on the Prairie Creek Property since 2001 described above has not materially changed the information in the Scoping Study Technical Report filed in April 2001.

8.

Permitting at Prairie Creek

(a)

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

Water Licence N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 1, 1982 pursuant to the Northern Inland Waters Act and Regulations, authorizing use of up to 1,150 m3/day and 420,000 m3/year of water from the Prairie Creek Valley Aquifer and setting standards for discharge of process effluent to Prairie Creek.  Land Use Permit N80F249 was issued July 2, 1980 for the road connecting Prairie Creek to the Liard Highway, the first 40 kilometers being permitted for year round use with the remaining 130 kilometers permitted for use in winter months only.  The Land Use Permit was extended in 1981 and again in 1982 to June 1983.  Surface Leases were issued for the minesite area and airstrip.  The Water Licence and Land Use Permit subsequently expired.

In 1998, a totally new regulatory and resource management scheme was introduced in this part of Canada.  During the negotiation of native land claim settlements in the Mackenzie Valley, first with the Dene/Metis in the late 1980’s and then with the Gwich’in and Sahtu Dene/Metis people, the Federal Government agreed to establish a new resources management system through the creation of boards with joint membership which reflects First Nations’ desire to participate more effectively in the regulation of land and water throughout the Mackenzie Valley.

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

Under the MVRMA, public boards are responsible for:

•

preparing regional land use plans to guide the development and use of land, waters and other resources [Land Use Planning Board];

•

regulating all uses of land and water [Mackenzie Valley Land and Water Board (MVLWB)]; and

•

carrying out the environmental assessment and review process [Mackenzie Valley Environmental Impact Review Board (MVEIRB)].

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

The MVEIRB is responsible for environmental impact review and assessment at a valley-wide level, including the Sahtu and Gwich’in settlement areas.

The public boards perform regulatory functions, such as permitting and licensing, and conducting environmental reviews, previously undertaken by the Department of Indian Affairs and Northern Development (DIAND) and the NWT Water Board.  Inspection and enforcement continue to be the responsibility of DIAND.

After consultation with the Land and Water Board, the Minister of DIAND may give written policy direction to the Board with respect to the exercise of any of its functions.  The Minister also approves the issuance of Type water licences.  Regarding a Type 'A' water licence, the Minister may attach terms and conditions such as provision for a security deposit, a requirement for water quality and quantity measurements, and a requirement for abandonment and restoration plans.

DIAND controls, manages and administers all Crown lands in the Mackenzie Valley under the authority of the Territorial Lands Act, and the Federal Real Property Act. Aside from managing Crown lands and waters, DIAND is still responsible for the administration, inspection and enforcement requirements associated with renewable, non-renewable and environmental legislation.  This includes the Mackenzie Valley Resource Management Act, the Northwest Territories Waters Act, and the Federal Real Property Act.

DIAND inspectors are responsible for ensuring compliance with legislation, regulations and the terms and conditions that are part of permits and licences issued by the Land and Water Boards.  These responsibilities are exercised by DIAND under the authority of the Territorial Lands Regulations, Territorial Quarry Regulations, Canada Mining Regulations and the Federal Property Regulations.

Under the Northwest Territories Waters Act, S.C. 1992, (C.29) (Waters Act) no person can use water or deposit waste in specific areas in the Northwest Territories without a licence to do so,   S 8 and 9.  Section 102 of the MVRMA provides that it is the MVLWB which has the jurisdiction with respect of all uses of water and deposits of waste in the area for which a licence is required under the Waters Act.  The MVLWB may issue, amend, renew and cancel licences in accordance with the Waters Act and exercise any other power of the Northwest Territories Water Board under the Waters Act.

The stated objective of the MVLWB is to "regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians."   The MVLWB’s main function which is relevant to the Company, is to issue land use permits and water licences on land in unsettled land claim areas in the Mackenzie Valley, inclusive of the Deh Cho area.

(b)

Permitting Process

All applications for a land use permit or a water licence in relation to a development in the Mackenzie Valley are made to the Water Board or one of its regional boards, as determined by the location of the development.  In the case of Prairie Creek, being located within the Deh Cho First Nations territory, for which a land claim settlement agreement has not as yet been reached, applications are processed by the MVLWB.

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

Preliminary screening is the first step in the environmental impact assessment process. Preliminary screening applications are done by the Land and Water Board.  It is during the preliminary screening that the Board determines whether there is any public concern related to a proposed project or if it might have significant adverse environmental impacts.

During the preliminary screening, a systematic approach is taken to documenting the potential environmental effects of a proposed project.  Next, the Board determines whether these effects need to be eliminated or minimized and, if so, how the project plan should be modified.  In the end, the Board makes a recommendation on the need for further assessment.

The legislation requires that the MVLWB conduct a pre-screening of a proposal for development (s.124).  Where the MVLWB determines that the development might have a significant adverse impact on the environment, or might be a cause of public concern, the MVLWB refers the proposal to the MVEIRB for an environmental assessment (s.125).

Environmental assessment is the second stage of the environmental impact assessment process.  Projects may be referred to the MVEIRB by the Water Board (the preliminary screener), some other government department or agency, the First Nation qualified to make a referral, or on the Mackenzie Valley Environmental Impact Review Board’s own motion.

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

•

Makes recommendations to the Minister of DIAND for rejection or approval of any proposal.

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

The Review Board has guidelines for how they conduct environmental assessments.  These guidelines provide information for submissions to the Review Board, including timelines and opportunities to present information at any public hearings that may be held.  The environmental impact assessment process has several points where the local government and other stakeholders can contribute to and affect the regulatory process.  There will also be occasions where the local government will be asked to comment on a proposed development.

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

Upon completing the assessment, the MVEIRB submits its Environmental Assessment Report (EAR) to the Federal Minister of Indian Affairs and Northern Development who is responsible for distributing the EAR to other Ministers with jurisdiction over the proposed development (s.128).

The Minister of DIAND, along with the other Responsible Ministers, is required to make a decision on the EAR.  The Minister may adopt the recommendations of the Mackenzie Valley Environmental Impact Review Board, refer the report back to the Review Board for further consideration (s.130) or reject the Report and order further environmental impact review. Once the recommendations contained in the EAR are adopted by the Minister, and the other responsible Ministers, those recommendations are to be included by the MVLWB as conditions of any Water Licence or Land Use Permit that it issues for that proposed development (s.62).

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

Decisions of the Mackenzie Valley Land and Water Board are subject to review by the Supreme Court of the Northwest Territories.

(c)

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

The Prairie Creek Project was the subject of both a Water Licence and Land Use Permit issued prior to June 22, 1984.

In May 2003, the Company applied to the MVLWB for a Land Use Permit for use of the existing road from the Liard Highway to the Prairie Creek Mine.  The Company submitted that this development is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act.  The Company’s argument was rejected by the Water Board on June 1, 2004 and the Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board.  The Appeal was heard by the Supreme Court in December 2004.

In a written decision dated May 6, 2005 in the case Canadian Zinc Corporation v Mackenzie Valley Land and Water Board (SCNWT S-0001-CV2004) the Supreme Court of the Northwest Territories ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the environmental assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”).

The Supreme Court quoted with approval, the earlier 2003 decision of the Northwest Territories Court of Appeal in the case North American Tungsten Corp. Ltd. v Mackenzie Valley Land and Water Board.   The Supreme Court found:

 “The reasoning in Tungsten appears to apply squarely to the circumstances of CZC’s (Canadian Zinc Corporation’s) permit application.  The Court (of Appeal) referred to the legislative intention that projects which predate June 22, 1984 are to be subjected to a full scale environmental assessment only if they depart significantly from their approved mode of operation and engage in decommissioning, abandonment or significant alteration of the project.  The project, in this case, the operation of the winter access road, predates June 22, 1984. As found by the (Water) Board, the permit sought by CZC (Canadian Zinc) is not based on any intentions to significantly alter that project or to abandon or decommission it”.

In its decision the Supreme Court said that the permit sought by Canadian Zinc is related to the operation of the winter access road, a permit in respect of that same undertaking had been issued before 1984, and therefore the exemption provided in Section 157.1 of the MVRMA governs and a Part 5 assessment does not apply.

(d)

Recent Permitting History at Prairie Creek

In 1992 the Company was granted an Exploration Land Use Permit by the Minister of Indian Affairs and Northern Development under the Territorial Lands Act.  Further baseline studies were undertaken in 1994 in support of planned re-development and permitting activity at that time. A permit application was screened in 1995 as a Level 1 screening pursuant to the Canadian Environmental Assessment Act (CEAA) and it was determined that that project could proceed as it was not likely to cause significant adverse effects pursuant to section 20(1)(a) of the CEAA.  A new Exploration Land Use Permit N95F346 was issued by the Minister in 1995 under the Territorial Lands Act, which included use of a portion of the winter road.

In 1995 environmental and geotechnical studies were carried out to facilitate the preproduction permitting process.  A project description report was compiled by Rescan Environmental Ltd. and filed with the Northwest Territories Regional Environmental Review Committee (RERC).  This report contains details of all the environmental work completed at the Prairie Creek Property.  The report was filed to elicit terms of reference for an initial environmental evaluation report.  A Land Use Permit Application for upgrading the access road to an all-weather road was also filed with the appropriate government agency.  While the re-permitting process was subsequently discontinued in 1995, these studies represent a significant contribution to the information database in support the Prairie Creek Project.

The Mackenzie Valley Land and Water Board (MVLWB) was created on March 31, 2000.  The MVLWB and its associated regional boards took over regulatory functions previously performed by the DIAND, the Northwest Territories Water Board, and the Government of the Northwest Territory’s Department of Municipal and Community Affairs on Commissioner’s Lands.

The Company initiated preliminary discussions with the new MVLWB and regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the Prairie Creek Mine.  A follow up presentation was made to the Governmental Mineral Development Advisory Group (MDAG) in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of an environmental impact report to be submitted in support of applications for permits and licences authorizing full production from the Prairie Creek Mine.

Since August 2000, Prairie Creek has undergone six Environmental Assessments by the MVEIRB and has received three separate Land Use Permits and a Water Licence to carry out exploration at the Prairie Creek Mine and in the immediately surrounding area, through the new Mackenzie Valley Resource Management Process.

(e)

Land Use Permit  – Phase 1 Exploration

Canadian Zinc applied to MVLWB on July 28, 2000 for a Land Use Permit (LUP) (MV2000C0030) to carry out a seven drill hole program  and to access the Sundog (or CAT) Camp located along the winter road to retrieve fuel and clean up the camp area, which work was planned for the fall of 2000.  On October 4, 2000 MVLWB referred the application to the Mackenzie Valley Environmental Impact Review Board for environmental assessment. The application was then split into separate LUP applications with specific reference to the drilling program and the Cat Camp clean-up.

Following environmental assessment, a LUP was issued by MVLWB on June 14, 2001 which permitted the seven drill hole program (MV2000C0030A).

(f)

Sundog (CAT) Camp – Clean Up Permit

On May 9, 2001, the Review Board issued its Report to the Minister recommending that the Cat Camp permit be approved but that the work be done in winter 2001/2002.  Canadian Zinc preferred to do it in the summer season when the Prairie Creek Camp was open and there would be easier access.  In June 2001 Environment Canada issued a direction to DIAND to take steps to prevent the deposit of petroleum products at Cat Camp into the surrounding environment.  In March 2002 DIAND flew in and incinerated the fuel.  On June 17, 2002,  three months after the fuel was incinerated, the Minister of Indian Affairs and Northern Development referred the Environmental Assessment Report back to the Review Board for further consideration, pointing out that it was no longer possible to carry out the proposed development work as there was no longer any fuel to be retrieved.  In July 2002 the Review Board dismissed the proceeding.

(g)

Land Use Permit – Phase 2 Exploration

On March 5, 2001, the Company submitted a Land Use Permit application for a Phase 2 Exploration Drilling Program and this application was also referred for Environmental Assessment.  After Environmental Assessment by the Review Board, on November 30, 2001 the Water Board issued Land Use Permit MV2001C0022A, valid for a period of five years, authorizing the drilling of up to 60 exploration holes on the Zone 3 Mining Lease and within 1000 meters of the Prairie Creek Mine.

(h)

Water Licence and Land Use Permit – Underground Development

The Company applied to the Mackenzie Valley Land and Water Board on March 5, 2001 for Type ‘B’ Water Licence and a Land Use Permit (MV2001L2-0003) for underground decline development and metallurgical pilot plant operation planned for the Prairie Creek minesite.  The application was distributed to government agencies, First Nations communities and other organizations in order for the MVLWB to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

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

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Ki  First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking Judicial Review of the decision of the Water Board to issue the Water Licence to the Company.  The Applicants’ grounds were that the Water Board issued the Water Licence without including certain conditions included in the recommendations of the MVEIRB and in the Minister’s approval, and that the Water Board failed to provide the Applicants with adequate consultation throughout the Licence process.  Subsequently both the Attorney General of Canada, representing the Minister of Indian Affairs and Northern Development and the Canadian Parks and Wilderness Society, represented by the Sierra Legal Defense Fund, applied to the Federal Court to be joined as Intervenors in this Appeal.

The Judicial Review hearing was heard by the Court in August 2005.  The Lawyers representing the First Nations had argued that the Water Board had exceeded its jurisdiction in issuing the Water Licence without including certain conditions on water treatment which had been recommended by the Mackenzie Valley Environmental Impact Review Board and approved by the Minister, and that the Water Board had failed to observe the principles of natural justice.

In December 2005 the Court issued its Judgment directing the Water Board to reissue the Water Licence with the inclusion of additional language which had been agreed between the Company and the Minister of Indian Affairs and Northern Development.  On February 6, 2006 the Water Board reissued the Water Licence incorporating the wording as per the Order of the Federal Court of Canada.

As contemplated in the Water Licence, the following plans were prepared and have been approved by the Water Board:  Minewater Treatment Contingency Plan; Effluent Treatment Options Plan.  An existing Fuel Spill Contingency Plan was revised and approved.  A Probable Maximum Flood calculation was updated and approved, and flood protection structures and the tank farm facility and associated containment structures were inspected and approved.

(i)

Land Use Permit – Winter Road

In May 2003, the Company applied to the MVLWB for a Land Use Permit for use of the existing Winter Road from the Liard Highway to the Prairie Creek Mine.  The Company has argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act. [See 3.1.8(c) “Grandfather” Provisions]  The Company’s argument was rejected by the Water Board on June 1, 2004.  The Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board. The Appeal was heard by the Supreme Court in December 2004.

In a written decision dated May 6, 2005 in the case Canadian Zinc Corporation v Mackenzie Valley Land and Water Board (SCNWT S-0001-CV2004) the Supreme Court of the Northwest Territories ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the Environmental Assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”).

In its decision the Supreme Court said that the permit sought by Canadian Zinc is related to the operation of the Winter Access Road, a permit in respect of that same undertaking had been issued before 1984, and therefore the exemption provided in Section 157.1 of the MVRMA governs and a Part 5 assessment does not apply.

This application for a Land Use Permit for the road is still being processed by the Water Board.  The Nahanni Butte Dene Band has written to the Water Board asserting infringement of Aboriginal rights and inadequate consultation.  The issue has been referred to the Department of Indian Affairs and Northern Development which is conducting a preliminary assessment.

(j)

Land Use Permit – Phase 3 Exploration

In April 2004, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for an amendment to its previously approved Land Use Permit  MV2001C0022A allowing a 60 hole mineral exploration program within 1,000 meters of the Prairie Creek Mine site facility.  The amendment was submitted in order to obtain permission to drill anywhere on the extensive mineral leases and claims held by Canadian Zinc at the Prairie Creek Property during the Phase 3 Drilling Program.  Following a Preliminary Screening in June 2004, the Water Board referred the proposed development for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board citing “public concern about the cumulative effects of this project on the South Nahanni Watershed”.

A detailed Environmental Assessment was carried out throughout 2005.

Five government agencies, two first nations and one non-governmental organization (CPAWS) participated in the Environmental Assessment, which continued over a period of about eighteen months.  Canadian Zinc submitted a Detailed Development Description dated December 2004.  The Review Board issued its Terms of Reference in April 2005 and held scoping sessions (public meetings) during March and April 2005 in the NWT communities of Fort Liard, Fort Simpson and Wrigley, NT.  Canadian Zinc submitted its Developer’s

Assessment Report in May 2005 and Technical Reports were submitted by the end of August 2005.  A Public Hearing was held in Fort Simpson NT, on October 6, 2005.

The Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and submitted the Report to the Minister of Indian and Northern Affairs Canada on December 23, 2005.

The Review Board has concluded that, with the implementation of the commitments made by Canadian Zinc and three mitigation measures recommended in the Report, the proposed development is not likely to have a significant adverse impact on the environment or be cause for significant public concern.  The Review Board recommended to the Minister that this development proceed to the regulatory phase of approvals.

The Review Board examined the Public Record for evidence of possible significant adverse impact on the environment, for evidence of cumulative effects from the development in combination with other past, present and reasonably foreseeable future developments, and for evidence of public concern.

The Review Board found that significant adverse cumulative impacts on the environment can be prevented with adequate environmental management.  The Review Board also found that the proposed development is not likely to be cause for significant public concern as long as all of the Company’s commitments and all of the measures recommended by the Review Board are implemented.

The Review Board concluded that some public concern over cumulative effects on the Nahanni watershed exists but that this concern would be greatly diminished if the public had assurance that the Company’s commitments, and the additional mitigation measures recommended by the Review Board, would be effectively implemented.  The Review Board found that there would not be a concern if the public is kept up-to-date about the environmental protection measures Canadian Zinc will be using.  “The best way for the public to receive this assurance is through an independent community environmental monitor who reports back to the effected communities”.

“The Review Board is of the view that the full responsibility for monitoring, evaluation and management should not necessarily rest on the Company alone.  Expert agencies of government, such as Department of Indian Affairs and Northern Development, Environment Canada, Department of Fisheries and Oceans, and Government of the Northwest Territories, should be involved co-operatively in the design of this comprehensive monitoring program”.

The Review Board noted that incremental development in the Prairie Creek area is likely to continue and is likely to increase rather than decrease in the foreseeable future.  There has already been considerable development in the Prairie Creek watershed and development is likely to increase.  On the other hand, all present and reasonable foreseeable future developments are by the same developer, are in close proximity, and are operated, if not as one development, in a co-ordinated and overlapping fashion.  This provides Canadian Zinc with an opportunity to effectively manage cumulative effects through responsible environmental management of its activities in each of the developments in the area.

The Review Board recommended approval of the proposed development subject to three mitigation measures.  The measures are the actions necessary, in the opinion of the Review Board, to prevent or mitigate adverse impacts on the environment.  The three measures recommended by the Review Board are:

•

Government and regulatory authorities are to ensure that all drill waste is disposed of in a manner that does not allow any harmful substance to enter surface waters.

•

Canadian Zinc shall take every reasonable effort to employ a local person, selected in consultation with the Dehcho First Nations, as community environmental monitor, who will independently report back to the Dehcho First Nations.

•

DIAND shall ensure that a comprehensive program to monitor cumulative impacts on fish, wildlife, vegetation and water quality is implemented.

In February 2006 the Minister of Indian Affairs and Northern Development, and on behalf of the Responsible Ministers with jurisdiction (Environment and Natural Resources, Government of the Northwest Territories, Fisheries and Oceans, and the Minister of the Environment on behalf of Environment Canada and Parks Canada), approved the report of the Review Board.  In May 2006 the MVLWB issued the Land Use Permit for the Phase 3 exploration drill program, which is valid for five years commencing May 11, 2006.

(k)

Permit Delays

Since August 2000 Canadian Zinc has been working on moving the Prairie Creek Project through the permitting process. The Mackenzie Valley resource management and permitting process is very cumbersome, slow and political, and to date has caused extreme delays to the Company in its efforts develop the Prairie Creek Property.  Various permit applications have been the subject of six separate Environmental Assessments.  Four Land Use Permits and a Water Licence have been issued to the Company since 2001, whilst two appeals for judicial review have been made to the Courts, in both of which the Company has prevailed.  An application for a Land Use Permit for use of the winter road is still pending before the Water Board.  The Company intends to submit an application for a Type ‘A’ Water Licence for the operation of the Prairie Creek Mine during 2006. It is estimated the remaining permitting work will take around two years and cost between $3 and $5 million, depending on the level of environmental review and assessment work required to be carried out.

9.

Permitting at Prairie Creek

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

The South Nahanni River is 500 kilometers in length of which 300 kilometers are contained within the Nahanni National Park Reserve.  The watershed of the South Nahanni River is 37,000 km2, of which 4,766 km2 are contained within the Nahanni National Park Reserve.  The watershed of Prairie Creek above the minesite is 495 km2, or less than 2% of South Nahanni watershed.  In accordance with the relative sizes of their respective watersheds, water flow in the South Nahanni averages 75 times that of Prairie Creek and ranges from 50 to 180 times as much.

The South Nahanni is highly valued as a wilderness recreation river and is used for canoeing trips during the summer months.  These wilderness adventure tours are supported by a number of outfitting companies from as far away as Ontario.

The Nahanni National Park Reserve was created in 1972, following a canoe trip down the river by then Prime Minister Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes.  Exploration activity at Prairie Creek had been ongoing for many years prior to 1972 and underground development was well advanced at that point in time.

Parliament formally established Nahanni National Park Reserve of Canada in 1972, legally protecting it as Canada’s 26th National Park under the Canada National Parks Act.  It was established as a National Park Reserve in view of the fact that there were outstanding land claims in the area.  It will only become a fully fledged National Park once an agreement has been reached with the Deh Cho First Nations.

Nahanni National Park Reserve is considered to be of global significance.  In 1978, it was the first area added by UNESCO to its list of World Heritage Sites.  There are only 13 sites in Canada designated as World Heritage Sites, eight of them being National Parks.  Nahanni received this designation because of the geological processes and natural phenomena in the area. In UNESCO’s view, Nahanni is special because it is an unexploited natural area.  The presence in this area of three river canyons cutting at right angles to the mountain ranges, with walls of up to 1,000 meters high, Virgina Falls which falls over 90 meters, hot springs, sink holes and karst topography are considered a special combination.

In considering and approving the nomination of Nahanni National Park Reserve for World Heritage Status, the World Heritage Committee stated that “it would be desirable to incorporate the entire upstream watershed in the World Heritage Site”. In 1977, the Minister responsible for Parks Canada directed Parks Canada to examine the possibility of expanding Nahanni National Park Reserve to include more of the head waters of the South Nahanni and the karst terrain.  Several studies were conducted to assess this potential.

Parks Canada has been on record since 1984 as wishing to expand the boundaries of Nahanni National Park Reserve to make it more representative of the Mackenzie Mountains natural region and to improve its ecological integrity.  Expansion of Nahanni is a goal under the Federal Government’s October 2002 Action Plan to Protect Canada’s Natural Heritage, which called for the creation of ten new National Parks and five new National Marine Conservation Areas and the expansion of three existing National Parks.

Parks Canada’s primary concern is the protection of the ecological integrity of the entire Nahanni watershed.  The goal is to achieve an expanded park boundary that will protect the key features of Nahanni including protection of the wilderness watershed, protection of special features, sustainable wildlife populations and the continuation of traditional substance harvesting.

The Government of Canada is committed to expanding the boundaries of the Nahanni National Park Reserve through due process which includes mineral assessment, public consultations and reaching co-operative management arrangements with First Nations. It is understood that the expansion will proceed only through the Deh Cho Process. [See section 10. “First Nations” below]

The 1987 Nahanni National Park Reserve Management Plan identified three Boundary Candidate Areas for Potential Park Reserve Boundary Expansion.  The Plan notes that these are not final boundary proposals, but areas of high value within which Parks Canada may seek boundary adjustments.  It is not known by the Company what criteria were utilized in selecting the three candidate areas.

The three areas are: the Tlogotsho Plateau, Ragged Range and the Nahanni Karst Region north of the first canyon.  None of these regions includes the areas near or around the Prairie Creek Mine.  One of the areas, the “Nahanni Karst”, overlaps along its northern boundary, with parts of the existing winter road including from approximately Km 32 to Km 35 and Km 49 to Km 86.  These areas are outside the South Nahanni River watershed within the north flowing watersheds of the Tetcela and Ram Rivers.

As part of the Deh Cho Process, The Naha Dehé Consensus Team (“NDCT”), consisting of representatives from Deh Cho First Nations and Parks Canada reviewed the 1987 Park Management Plan, and the 1994 Management Plan Amendments.

In November 2001, at the invitation of the Deh Cho Process, Parks Canada tabled information on areas of high conservation value around Nahanni National Park Reserve for possible inclusion in the expanded Park.  Through the Deh Cho Process, a proposal to “withdraw” from development a considerable portion of the South Nahanni River watershed received favourable review by both Canada and the Deh Cho First Nations.  These areas, along with other proposed conservation lands and development zones, were reviewed by the Deh Cho Land Working Group and were included within the Interim Land Withdrawal area.  This land was withdrawn by Order in Council dated August 13, 2003 and results in the lands surrounding Nahanni National Park Reserve being withdrawn from the possibility of new development.  Existing interests including mining will be allowed to continue according to their permits, but new activities will not be allowed.  [See section 10.  “First Nations” below].

As part of the Deh Cho Process Parks Canada has entered into a Memorandum of Understanding with Deh Cho First Nations with regard to the expansion of Nahanni National Park Reserve.   In addition to this, the NDCT has developed an Interim Park Management Arrangement (IPMA).  As prescribed in the Interim Measures Agreement, the IPMA guides the management of Nahanni National Park Reserve during this interim period until the Deh Cho Process is finalized.  [See section 10. “First Nations” below].

The Mineral and Energy Resources Assessment process (MERA) was established by the Federal Government in the 1980’s as a prerequisite to the establishment of parks in the Northwest Territories and the Yukon.  Studies have been done under MERA to assess the mineral potential of certain parts of the proposed expansion areas.  The MERA study for the three specific areas of the proposed Park Expansion was completed by the Geological Survey of Canada and was published in Open File #1686, 2003.  Further MERA studies are being carried out by the Geological Survey of Canada over a much larger area of the Nahanni Watershed, including the area around the Prairie Creek Mine.  The study is expected to be published in 2006 and will lead to public consultation about possible park expansion.

Public consultations on possible expansion are expected to begin once the MERA process has been completed and reviewed by the Department of Indian Affairs, Natural Resources Canada, Parks Canada and the Government of the Northwest Territories. Determination of the final boundary will be based on the results of the joint work of Parks Canada and the Deh Cho working group established under the Memorandum of Understanding, the results of the ongoing MERA process and consultation with stakeholders, First Nation communities and Canadians.  Finally, expansion of the park and the boundaries thereof require the approval of Parliament.  Parks Canada will submit to the Government a report on the expansion, including the results of the consultations, and the Government will then introduce legislation to both the House of Commons and the Senate.

The Company recognizes the highly valued wilderness attributes of the South Nahanni River which have led to its designation as a world heritage site, and is committed to working closely with the Deh Cho First Nations, in whose traditional territory the Nahanni National Park Reserve lies, and with Parks Canada, to ensure that operations at the Prairie Creek Mine do not adversely impact upon Nahanni National Park Reserve or the proposed expanded park.

Endangered Species

The Committee on the Status of Endangered Wildlife in Canada (COSEWIC) lists two species in the area of the Prairie Creek Mine.  These are the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category.  In areas removed from the minesite, COSEWIC lists the Anatum Peregrin Falcon (Falco peregrinus anatum), the Woodland Caribou, Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered threatened.

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

Acid Rock Drainage

The mineral resources at the Prairie Creek Mine are hosted in carbonate rocks. The low sulphide values and high excess neutralization potential of the host rocks (and tailings products) indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes. Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994. The results indicated an overwhelming dominance of acid neutralizing minerals, with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200.  Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential.  The Company does not anticipate the potential for any acid rock drainage impacts. Further static and kinetic geochemical testing of rocks and mineralization are presently being undertaken.

Hazardous Materials

Hazardous and toxic waste materials are currently stored at the Prairie Creek minesite, including sodium cyanide and PCB’s that remain from Cadillac operations in the early 1980’s.  The substances are stored in a secured manner and are regularly inspected by government agencies.  A substantial quantity of diesel fuel is also stored on site.  A disposal project for the cyanide and PCB’s has been developed but removal requires the opening of the road to the Liard Highway.

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

The Deh Cho are a distinct group of Aboriginal people, whose ancestors were among the South Slavey people of the Dene Nation of what is now the Northwest Territories, and the Metis people within the DCFN territory.  The Deh Cho have had their own system of laws, religion, economy, customs, traditions and language since time inmemorial.  Many Deh Cho people continue to rely heavily on the land, water and resources within DCFN territory for sustenance, social and ceremonial purposes.

The DCFN is an organization representing all of the Dene and Metis peoples in the Deh Cho territory of the Northwest Territories which comprise thirteen separate communities.  The DCFN have incorporated a society under the laws of the Northwest Territories in order to provide leadership, governance, administration and program delivery to their member communities.  The DCFN is a governing body of the Deh Cho people lands, administers oversees a number of programs and services for its member communities including those relating to health, employment, education, and land and resource management.

The DCFN and their member Aboriginal communities hold collective Aboriginal title and rights and treaty rights to Deh Cho territory and hold other Aboriginal rights as a collective in relation to their land and governance over the land and the Deh Cho people.

 In the Mackenzie Valley, land is owned, or managed, controlled and administered by different governments or landowners.  Land can be either Crown or Commissioner’s land administered by land managers, or privately owned.

In the Northwest Territories, private lands are owned largely by First Nations with settled land claims.  There are currently three major landowners in the Mackenzie Valley- the Gwich’in, Sahtu and Tlicho.  It is anticipated that as claims are settled in the Deh Cho and South Slave regions, more private lands will be created and Aboriginal groups will become recognized landowners in their respective regions.

The Federal Government has recognized that the inherent right of self government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982. The Deh Cho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the “Deh Cho Process”.   The Federal Government first attempted to negotiate land claim settlements in the Northwest Territories, with the Dene/Metis in the late 1980’s without success. Subsequently settlement agreements were reached first with the Gwich’in and Sahtu Dene/Metis people and later with the Tlicho in 2005.  The Deh Cho have not settled their land claim with the Federal Government. The Deh Cho and the Federal Government of Canada both claim legal title to this territory, the Deh Cho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900, and Treaty 11 signed in 1921 and 1922. The Federal Government and the Deh Cho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute. Canada maintains that under the Treaties the Deh Cho extinguished ownership of their traditional lands. The Deh Cho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty.   The Deh Cho territory has an area of approximately 210,000 square kilometers and has a native population of approximately 6,000.

Since the mid 1990’s the Deh Cho and the Federal Government have been engaged in the Deh Cho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Deh Cho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Deh Cho territory.  The objective of negotiations is to complete a Deh Cho Final Agreement which clarifies and builds upon existing Treaties by implementing a Deh Cho government which will make laws and deliver programs and services; be a public government based upon Deh Cho First Nations laws and customs and other Canadian laws and customs; and be the primary government for the delivery of programs and services to residents of the Deh Cho territory.  The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Deh Cho territory.

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

The parties also agreed to enter into negotiations for the purpose of concluding an Interim Resource Development Agreement with the objective to foster resource development in the Deh Cho Territory and to accrue benefits from Canada to the Deh Cho First Nations.  An Interim Resource Development Agreement was signed on April 17, 2003 under which Canada agreed to provide to the Deh Cho First Nations a percentage of Federal resource royalties collected from the Deh Cho area of the Mackenzie Valley.

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

In 2003, Canada and the Deh Cho agreed to an interim withdrawal of lands covering an area of approximately 80,000 square kilometers for a period of five years.  The withdrawal was confirmed by Order in Council dated August 13, 2003.  The areas of the withdrawn lands do not include the Prairie Creek Mine but include a portion of the Company’s Mining Lease 2854 and all of Mining Lease 2931.   The withdrawn land also includes an area over which part of the Company’s road to the Prairie Creek Property passes.  However in accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licences, permits, reservations, benefits and privileges and does not affect access to or across withdrawn land.

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

At the same time in August 2003, an Interim Park Management Arrangement for the Nahanni National Park Reserve was signed between the Deh Cho and Parks Canada Agency designed to give the Deh Cho a greater role in the Park management process.  A Consensus Team was established, comprising three appointees of Parks Canada and four from the Deh Cho First Nations (two from Nahanni Butte) to address, amongst other things, making recommendations in respect of impacts of land and resource uses in areas outside Nahanni National Park Reserve.

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

During 2005 negotiations on the Deh Cho Process broke down because of issues surrounding the proposed Mackenzie Valley gas pipeline.  In June 2005 the Deh Cho First Nations entered into a Settlement Agreement with Canada [represented by the Minister of Indian Affairs and Northern Development] to settle Court actions which had been commenced by the Deh Cho in the Northwest Territories Supreme Court and in the Federal Court against Canada and the Mackenzie Valley Environmental Impact Review Board arising out of disputes concerning the Mackenzie Gas Project.  In the Settlement Agreement Canada and the Deh Cho agreed to resolve issues related to the participation of the Deh Cho in the environmental and regulatory review of the Mackenzie Gas Project and which they agreed to facilitate.

The Settlement Agreement recites that Canada and the Deh Cho have differing views as to the existence and scope of the rights of the Deh Cho First Nation(s) recognized by Section 35 of the Constitution Act 1982, and the nature and extent of Canada’s requirements to consult with the Deh Cho First Nations.  In the Settlement Agreement the parties agreed to take all reasonable steps to negotiate the terms of the Deh Cho Final Agreement which would include agreement to establish a  Deh Cho Resource Management Authority (DCRMA) which will be a body of public government.  The Final Agreement will describe the legal capacity, structure, accountability, rights, powers, privileges and responsibilities of the DCRMA; source(s) of the DCRMA’s powers, privileges and responsibilities; relationship of the DCRMA to the Mackenzie Valley Resource Management Act, and rules regarding conflict of laws and the priorities of laws.  For greater certainty, the Final Agreement may provide for a stand alone DCRMA harmonized with the Mackenzie Valley Resource Management Act.  The Settlement Agreement provides that the Final Agreement will provide for the circumstances in which laws within the jurisdiction of the Deh Cho First Nations, any successor organization, or any government established pursuant to a Final Agreement, will take priority over the laws of Canada in the event of a conflict.   The parties agreed to negotiate a Final Agreement in accordance with the Deh Cho First Nations Framework Agreement.

In the Settlement Agreement, the parties agreed to implement a Land Use Plan that is approved by the Deh Cho First Nations, approved the Minister of Environment and Natural Resources of the Northwest Territories, and favourably considered by the Minister of Indian and Northern Affairs, Canada, as soon as possible after the Plan’s completion.

In the Settlement Agreement the parties affirmed the Interim Resource Development Agreement dated April 17, 2003 and agreed to take immediate steps to establish a working group comprised of the parties to the Deh Cho First Nations Interim Measures Agreement for the purposes of ensuring that the issues arising from the implementation of the Resource Development Agreement are addressed in a timely manner.  The parties also agreed that once an Agreement in Principle is ratified, the resource royalty sharing formula set out in the Interim Resource Development Agreement will be replaced with any Resource Revenue Sharing Formula agreed to in the Agreement in Principle.

The Settlement Agreement further provides that, except for certain specified articles of the Agreement, the Settlement Agreement is not legally binding and is intended as an expression of goodwill and as a political commitment.

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

A Land Use Plan is a public document that sets aside different areas for different uses, and describes what activities are permitted or not permitted in specified areas.  The land use plan applies to both Crown and settlement lands.  It does not apply to lands within municipal boundaries or lands within national parks or historic sites.

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

The Land Use planning process considered the traditional use and occupancy information that was gathered to determine the Interim Land Withdrawals, along with other information on the natural resources and the economic and social needs of the communities.  In turn, the Plan will guide the revision of the Interim Land Withdrawals based on the new information that has been gathered.  Representatives of the Planning Committee visited the Prairie Creek minesite in September 2004.

The Company has made a detailed submission to the Deh Cho Land Use Planning Committee and is participating in the planning process.  The Company has commented on each draft of the Plan as such draft was produced and participated in various Public Forums.  The Company has concerns about the latest draft of the Land Use Plan (November 2005 – Revised February 2006) and has recommended that the draft in its current form not be approved. The Department of Indian Affairs and Northern Development has also expressed concern to the Committee (January 2006).

The outcome of the Deh Cho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Deh Cho government within the Deh Cho territory.  It is expected that the negotiations towards a Deh Cho Final Agreement will take five years to complete.

The Company cannot predict the impact, if any, that the Deh Cho Final Agreement if eventually approved and signed may have on the Prairie Creek Mine or the permitting thereof.

11.

Nahanni Co-Operation Agreement

The Prairie Creek Mine is located 90 kilometers from the nearest settled community of Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 kilometers downstream of the minesite.  The population of Nahanni Butte is approximately 100 people and water for domestic purposes is supplied by well. There is no permanent road access into the Prairie Creek Property, other than the existing Winter Road which was established in 1981.  Regular access is by air only to a private airstrip controlled by the Company.  There is no other existing land occupation, nor commercial land or water based activities in the vicinity of the mine.  Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history.

On December 10, 1996 the Company completed the negotiation of the Prairie Creek Development Co-Operation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations.  The agreement provides that in consideration for the Band providing support for the project, quiet enjoyment, access easements, assistance in obtaining permits, potential cost savings as a result of the Band's involvement, and assembling and providing the Band's traditional knowledge in support of the project, the Company will:

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

Following commencement of production, the Band and the Company will jointly fund (a) the establishment of an education centre to a maximum of $150,000 and annual operating costs up to $50,000; and (b) a scholarship fund of $20,000 per year, increasing to $30,000 per year following payback of all capital costs.  In addition, the project will contribute $25,000 per year to a trust on commencement of construction of access to the project, to compensate traditional harvesters who are negatively affected by the project and the access.

The overall intent of the Co-Operation Agreement was to establish and maintain a positive and cooperative working relationship between the Company and the Nahanni Band in respect of the further development and operation of the Prairie Creek Mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Band and other Deh Cho First Nations.  This Agreement foresaw the many benefits which could accrue to the Nahanni Band and the DCFN in conjunction with development of the road and mine, and made provision for maximizing opportunities to realize these benefits.  To this end, the Agreement provides employment and contracting opportunities, as well as equity participation for the Band and the DCFN.

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

On November 28, 1996 the Nahanni Butte Dene Band issued a Band Council Resolution stating that the Band on behalf of its membership “does fully ratify and endorse the Prairie Creek Development Co-Operation Agreement” in which the Nahanni Butte Dene Band proclaimed its support for the Prairie Creek Mine and the establishment of an all weather access road to the mine in recognition of the significant benefits to Nahanni Butte and the DCFN communities as a whole.  The Agreement was supported as well by the DCFN by Tribal Council Resolution.

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

On January 29, 2001 the Band issued a further Band Council Resolution rescinding their support for the Protected Areas Strategy for the Nahanni National Park Reserve watershed.

On January 17, 2002 the Band issued a further resolution reconfirming their support for the Prairie Creek Mine Project.

A change in Band leadership occurred in September 2003 following elections for Chief and a different Band Chief was elected during 2004.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI First Nation and the Deh Cho First Nations, against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant a Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band was in breach of the Co-Operation Agreement.

The Nahanni Butte Dene Band informed the Company that Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

Canadian Zinc seeks to consult on a regular basis with the Nahanni Butte Dene Band and other First Nations and local communities to keep them informed about the Prairie Creek project and as to opportunities for implementing the provisions of the  Co-Operation Agreement as the Company moves forward with its plans for re-development of the property.  In 2004 the Company opened a Community Liaison and Information Office in Fort Simpson and during 2004 and 2005 significantly increased its First Nations and local communities information and awareness programs and activities.

The Company believes that the separate goals of the Deh Cho First Nations in achieving political sovereignty and economic self-sufficiency whilst protecting the environment are compatible.  The Prairie Creek Development Co-operation Agreement provides for a positive and cooperative working relationship between the Company, Nahanni Butte and the Deh Cho First Nations in respect of developing and operating an environmentally sound mining undertaking at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve.

ITEM  5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company’s loss for the year ended December 31, 2005, as determined under US GAAP, totaled $3,633,448 compared to a loss of $3,038,163 in 2004 and $1,154,646 in 2003, with the major difference being the level of expenditures on the Prairie Creek Property.

Under Canadian GAAP the Company reported a net loss of $1,967,312 in 2005 compared to a loss of $679,127 in 2004 and a loss of $904,860 in 2003.  The major difference is that US GAAP requires that exploration cost of resource interest not be capitalized and deferred and all exploration costs are written off as incurred.  The effect is this write off was $1,666,136 in 2005 compared to $2,359,036 in 2004 and $249,786 in 2003.

The loss for 2005 included a non-cash charge of $1,314,000 in respect of stock based compensation arising on the issue during the year of stock options to employees and directors.

Exploration and Development

During 2005 the Company expended $1,426,212 (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were site preparation, camp operations, metallurgy, transportation, lease rentals and permitting.  During 2004 and 2003 the Company expended $2,120,663 and $217,326, respectively, on the Prairie Creek Property.

Full particulars of the deferred exploration and development costs are shown in Note 3 attached to the Financial Statements.

During 2005 the Company carried out an extensive site preparation program at the Prairie Creek Property investing a total of $1,426,212 on mine development. The underground workings were further rehabilitated and a new electrical substation installed underground in preparation for the planned decline and underground drilling program. Important site maintenance and environmental work was also carried out including the installation of a new water treatment plant and construction of a new water polishing pond.  A major metallurgical testing program was also carried out with encouraging results.

Steady progress in permitting the Prairie Creek Mine was made during the year.

The Company’s application to the Mackenzie Valley Land and Water Board for an extension of the area covered by the existing 2001 surface exploration Land Use Permit was referred for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board. This assessment was completed during the year with the issue of a report by the Review Board recommending that the project be approved.

The appeal to the Supreme Court of the Northwest Territories against the decision of the Water Board that the Company’s application for a Land Use Permit to use the existing road which connects the Prairie Creek Mine with the Liard Highway was not exempt from the environmental assessment was heard by the Court late in 2004. Judgment was issued in May 2005 in which the Court overturned that decision of the Water Board and ruled that the road undertaking is exempt from Environmental Assessment.

An appeal filed in the Federal Court in October 2003 by the First Nations seeking judicial review of the decision of the Water Board to issue a Water Licence to the Company in September 2003 was heard during 2005 and the Court directed the Water Board to reissue the Water Licence to the Company.

The Company’s permitting activities will continue during 2006.  The application for the Land Use Permits and Water Licence for the commercial operation of the Prairie Creek Mine will be filed during the year.  It is estimated that the remaining permitting work will take approximately two years and will cost $3.0 to $5.0 million, depending on the level of environmental and assessment work required.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income.  Interest income in 2005 was $329,115 compared to $330,076 in 2004 and $28,380 in 2003, the increase being attributable to higher cash balances invested throughout the full year.

Administrative Expenses

Administrative expenses for 2005 (excluding stock based compensation and amortization) were $979,310 compared to $1,005,409 in 2004 and $874,121 in 2003.  The major components of expenses were management compensation, shareholder and investor communication, professional fees, and listing and regulatory fees.

Stock Based Compensation

In 2003 the Company adopted the fair value method of accounting for stock options granted to employees and directors.  In 2005 the Company recorded a stock based compensation expense of $1,314,000 in respect of the grant of stock options to employees and directors.  There was no stock based compensation expense in 2004.  The Company charged $54,000 in respect of stock based compensation to operations during 2003.

Amortization and Write-offs

Amortization of mining plant and equipment of $36,988 ($42,837  - 2004; $4,070 - 2003) and asset retirement obligation of $128,720 ($128,719 – 2004; $24,400 – 2003) was capitalized to deferred exploration and development costs.  Amortization expense of $3,117 compared to $3,794 in 2004 and $5,119 in 2003 relates to the amortization of office equipment.

Asset Retirement Obligations

The Company follows the policy of recognizing the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset is generally recorded and amortized over the life of the asset.  During 2004 the Company provided $1,043,189 in asset retirement obligations related to the Prairie Creek Property and a corresponding increase in resource interest assets.  During 2003 the Company provided $144,000 in asset retirement obligations and a corresponding increase in assets.  Amortization of the asset retirement obligation of $128,720 and asset retirement accretion of $74,216 (totaling $202,936) was capitalized to deferred exploration and development costs in 2005 compared to a total of $195,536 in 2004, and $28,390 in 2003.

Income Tax

The Company is not taxable and had no income tax expense for 2005, 2004 or 2003.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of future tax assets is indeterminable.

Transactions with Related Parties

The Company had no related party transactions in 2005, 2004 or 2003 other than directors fees, executive compensation and consulting fees totaling $356,433, $235,312 and $286,256, respectively, paid to directors and corporations controlled by directors.

Financial Instruments

Cash equivalents usually consist of liquid investments which are readily convertible into cash.  The Company places its cash and cash equivalents with high credit quality financial institutions which invest the funds in high quality financial instruments.  The Company is not exposed to significant interest or currency risks arising from these financial instruments.

B.

Liquidity and Capital Resources

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in 2005 was $329,115 compared to $330,076 in 2004 and $28,380 in 2003.

Source of Cash - Financing Activities

During 2005 the Company generated $5,406,368 net proceeds from financing activities through the issue of a total of 10,352,270 shares.

During 2004 the Company generated $2,444,625 from the exercise of share purchase warrants and employee stock options on a total of 4,612,010 shares.

During 2003 the Company generated $14,388,550 net proceeds from financing activities through the issue of 29,844,763 common shares in private placements, the exercise of options and the conversion of share purchase warrants.

Use of Cash - Investing Activities

In 2005 cash used in operating activities was $650,195 which largely represents corporate and operating expenses, whilst cash used in investing activities was $1,474,155, including payment of a $30,000 deposit for the performance of reclamation obligations and $1,426,212 on development activities.  All of the investment in exploration and development was made on the Prairie Creek Property.  Details of the Company’s deferred exploration and development costs are given in Note 3 to the financial statements which shows the major components of expenditure.

In 2004 cash used in operating activities was $675,333 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $2,196,320 including a payment of a $30,000 deposit for the performance of reclamation obligations, $45,657 for the purchase of equipment and $2,120,663 of exploration and development costs.

In 2003, cash used in operating activities was $845,741 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $352,704 including a payment of $130,000 deposit for the performance of reclamation obligations and $217,326 exploration and development costs.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits was $16,063,876 at December 31, 2005 compared to $12,907,997 at December 31, 2004 and $13,339,442 at December 31, 2003.  The increase in 2005 was attributable to funds raised during the year.  The Company’s working capital increased to $16,039,646 at December 31, 2005 compared to $12,757,628 at December 31, 2004 and $13,184,656 at December 31, 2003.  Subsequent to the end of the year the Company raised a further $9,600,000 gross proceeds from the private placement of shares, increasing the Company cash position to approximately $25,000,000 at January 31, 2006.

Canadian Zinc is debt free.  The Company is in its strongest financial position and is well financed to carry out its planned exploration, development and permitting activities.  At December 31, 2005 the Company had committed to incur Canadian exploration expenditures of $5,675,000 during 2006 in respect of which the Company has renounced to certain subscribing shareholders the applicable Canadian exploration expenditure (CEE) tax deductions.

At December 31, 2005 the Company had 79,747,212 common shares outstanding, with an unlimited authorized capital, compared to 69,394,942 common shares at December 31, 2004 and 64,482,932 common shares at December 31, 2003.  During 2004 at a meeting of shareholders the Company’s authorized capital was increased from 200,000,000 common shares of no par value to an unlimited number of common shares of no par value.  All common shares have one vote and rank equally for the payment of dividends or distribution of capital.

In January 2005 options on a total of 3,650,000 shares exercisable at a price of $0.60 per share for five years from January 14, 2005 were granted to employees, directors and other service providers under the Company’s Stock Option Plan.

At December 31, 2005 the Company had 4,000,000 stock options exercisable between $0.23 to $0.60 with expiring dates of March 18, 2007 and January 14, 2010 and 788,350 share purchase warrants outstanding exercisable at prices between $0.55 to $0.85 per share and with expiry dates of October 27, 2007 and December 30, 2006.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

The Company is a mineral exploration company with no producing properties.  The Company is in the process of exploring and developing the Prairie Creek Mine property.

Canadian Zinc is currently in an exploration and development phase.  At December 31, 2005 the Company held cash and deposits of $16,100,000, (which subsequent to year end was increased to approximately $25,000,000 at January 31, 2006) placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Demand for zinc, lead and silver, the principal minerals at Prairie Creek, increased in 2005 with strong global growth led by China and inventories of zinc and lead metal declined as prices strengthened.  Business conditions for Canadian Zinc are expected to be positive as demand for primary metals, allied to a continuing shortage in supply, will help to sustain metal prices, which in turn should encourage investor interest in mining and exploration companies.

The prices of metals fluctuate widely and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  Metal price fluctuations may be either exacerbated or mitigated by international currency fluctuations which affect the metal price received in terms of the domestic currency in which they are produced.  The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

To carry out exploration and development and to bring the Prairie Creek Property into commercial production, if warranted, would require substantial financing as the Company has insufficient funds on hand to complete the project at this time.  The Company believes that the work currently underway will demonstrate sufficient potential commercial values that future equity/debt financings and/or joint ventures can be arranged to bring the project to a successful completion.

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

The Company has deferred exploration costs on the basis of its belief that in the future mineral reserves on the Prairie Creek Property can be commercially mined and that such capitalized costs can be recovered.  Pursuant to review of engineering studies on the property and discussion with its accountants, the Company believes that the net realizable value of the resource properties is equal to or exceeds capitalized costs.

Plans for 2006 include continuing the Company’s exploration programme on the Prairie Creek Property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme. At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.   The Company will also continue with its permitting activities and expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek Mine.

The Company has also undertaken the review of a number of other new mining investment opportunities during 2005 and this activity will continue in 2006.

E.

Off-Balance Sheet Arrangements

Canadian Zinc has no off balance sheet financing arrangements in place.

F.

       Contractual Obligations

Canadian Zinc is debt free, has no long term debt, or material lease or purchase contractual obligations in place.

G.

Safe Harbor

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

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Other factors that may cause actual results to vary materially include, but are not limited to, delays in the receipt of permits or regulatory approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) unanticipated operational difficulties (including failure with plant, equipment or processes to operate in accordance with specifications or expectations) cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

ITEM  6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Robert Gayton British Columbia, Canada Director	66

Financial consultant Western Silver Holdings Ltd., Quaterra Resources Inc., Eaglecrest Explorations Ltd., Pacific Cascade Resources Corp., Rio Fortuna Exploration Corp., Intl Bravo Resources Corp., Lightyear Technologies Inc., Director of seven public companies and three private companies

			May 2000	5,000 common shares
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	55	Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994	November 2001	315,409 common shares
John MacPherson British Columbia, Canada Director	62	Chairman of Tower Energy Ltd. (resource company) since 2003; Chairman of Canadian Zinc Corporation from 2000 to June 2003	May 1999	80,000 common shares
Dave Nickerson Northwest Territories, Canada Director	61

Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister

			March 2004	Nil
Alan C. Savage British Columbia, Canada Director	63	Chief Executive Officer of Doublestar Resources Ltd., (resource company) Director of two public companies and one private company	June 2003	2,000 common shares
Alan Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	49	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004	March 2004	Nil
Bea Service Ontario, Canada Secretary	55	Treasurer, Energold Minerals Inc. (resource company); Administrator, Conquest Resources Inc. (resource company), Assistant Secretary, Canadian Zinc Corporation	N/A	Nil
Danesh D. Varma Surrey, United Kingdom Chief Financial Officer	56	Chartered Accountant, Beer & Partners Limited (corporate finance firm); President American Resource Corporation Limited (investment company); Director Anglesey Mining plc	N/A	Nil

As at May 11, 2006, the Directors and senior officers as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

B.

Compensation

The Company has three executive officers (comprised of persons who are the Chairman and President, the Vice President Exploration, and the Chief Financial Officer), who perform policy making functions.  Particulars of compensation paid and stock options granted to Directors and Executive Officers are contained in the Company’s Information Circular dated May 11, 2006 filed as Exhibit 15.B hereto and incorporated herein by reference.

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of John F. Kearney, the Chief Executive Officer of the Company, Alan Taylor, the Chief Operating Officer of the Company, and Danesh Varma, the Chief Financial Officer of the Company in 2005 (the "Named Executive Officers").  No other executive officers of the Company were in receipt of salaries or bonuses in excess of $150,000 during the financial year ended December 31, 2005.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John F. Kearney Chairman, President and Chief Executive Officer (1)	2005 2004 2003	144,000(2) 110,000 105,000	Nil 97,500(2) Nil	Nil Nil Nil	1,000,000 Nil 600,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alan B. Taylor Chief Operating Officer (3)	2005 2004	144,000 119,750	Nil 50,000	Nil Nil	700,000 Nil	Nil Nil	Nil Nil	Nil Nil
Danesh D. Varma Chief Financial Officer (4)	2005	12,490	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Mr. Kearney was appointed Chairman, President and Chief Executive Officer of the Company in July 2003.

(2)

Paid to  a private company controlled by John F. Kearney.

(3)

Mr. Taylor was appointed Chief Operating Officer of the Company in March 2004.

(4)

Mr. Varma was appointed CFO in February 2005.

For the financial year 2005, the Company paid each Director, other than executive officers, an annual fee of $8,000 plus $400 for each meeting or committee meeting attended.  An aggregate of $59,283 was earned by Directors for their services as directors during 2005.

From time to time, Directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  In 2004 John MacPherson was paid $10,554 for consulting services.

The Company has no plans other than the Company's stock option plans pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  Directors are eligible to participate in the stock option plans.  During the financial year ended December 31, 2005, stock options on a total of 3,300,000 shares were granted to Directors of the Company pursuant to the Company Stock Option Plan.

Plans

The Company does not have any pension plans, stock purchase plans or any other arrangements whereby compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

Stock Options

The following table sets out certain information with respect to options to purchase Common Shares exercised by the Company’s Named Executive Officers during the financial year ended December 31, 2005 and options held by them at the end of such year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
John F. Kearney	Nil	Nil	1,450,000/Nil	$529,000/Nil
Alan B. Taylor	Nil	Nil	700,000/Nil	$175,000/Nil
Danesh Varma	Nil	Nil	Nil	Nil

(1)  The closing price of the common shares of the Company on The Toronto Stock Exchange (the "TSX")

     on December 31, 2005 was $0.85.

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

C.

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. There are two board committees:  the Audit Committee comprised of Messrs. Gayton, Nickerson and Savage; and the Compensation Committee comprised of Messrs. Gayton and Savage.  The Audit Committee operates under an Audit Committee Charter.

See Statement of Corporate Governance Practices and Report on Executive Compensation contained in the Company’s Information Circular dated May 11, 2006 filed as Exhibit 15.B hereto and incorporated herein by reference.

The Company does not have any directors service contract.

D.

Employees

During the fiscal years ended December 31, 2005,  2004, and 2003 the Company had an average of seven, seven, and six employees, respectively. At December 31, 2005, of the seven employees, two worked in management roles, one in accounting, four in administrative roles or in other aspects of the Company’s mineral exploration work.  During 2005 the Company also employed an average of fifteen temporary employees on a seasonal basis.

E.

Share Ownership

The share ownership of those persons listed in subsection 6.B. is shown on the table included in subsection 6.A and the table included in subsection 6.Bincludes details of all options or warrants to purchase shares of the Company held by such persons.

ITEM  7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Company’s knowledge, there are no beneficial owners of more than 5% of the Company’s common shares.

As of May 11, 2006, the Directors and Senior Officers of the Company as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2005, or proposed material transactions between the Company or any of its subsidiaries and:

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

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM  8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2005 which contains an Audit Report dated June 23, Balance Sheets as at December 31, 2005 and 2004; Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2005, 2004 and 2003; Statements of Cash Flows for the Fiscal Years Ended December 31, 2005, 2004 and 2003 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM  9.

THE OFFER AND LISTING

A.        Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange (“TSX”) for each of the most recent ix months (being the first five months of 2006 and last month of 2005), each financial quarter in each of the last two full financial years and in each of the last five full financial years are as follows:

	High	Low
	Can.$	Can.$
May 2006	$1.45	$0.93
April 2006	$1.63	$1.22
March 2006	$1.34	$0.83
February 2006	$1.16	$0.83
January 2006	$1.18	$0.75
December 2005	$0.88	$0.47

2006
1st Quarter	$1.34	$0.75

2005
4th Quarter	$0.88	$0.44
3rd Quarter	$0.58	$0.40
2nd Quarter	$0.68	$0.25
1st Quarter	$0.83	$0.51

2004
4th Quarter	$0.82	$0.55
3rd Quarter	$0.96	$0.60
2nd Quarter	$1.29	$0.51
1st Quarter	$2.04	$1.08
2005	$0.88	$0.25
2004	$2.04	$0.51
2003	$1.73	$0.09

2002	$0.32	$0.13
2001	$0.42	$0.12

The high and low prices for the common shares of the Company as quoted on the Pink Sheets (Non-NASDAQ) Over the Counter Quotation System, each of the most recent six months (being the first five months of 2006 and last months of 2005), each financial quarter in each of the last two full financial years and in each of the last five full financial years are as follows:

	High	Low
	US$	US$
May 2006	$1.32	$0.82
April 2006	$1.49	$1.05
March 2006	$1.16	$0.08
February 2006	$1.02	$0.73
January 2006	$1.04	$0.64
December 2005	$0.75	$0.40

2006
1st Quarter	$1.16	$0.08

2005
4th Quarter	$0.75	$0.38
3rd Quarter	$0.50	$0.32
2nd Quarter	$0.51	$0.28
1st Quarter	$0.68	$0.40

2004
4th Quarter	$0.67	$0.39
3rd Quarter	$0.75	$0.45
2nd Quarter	$1.02	$0.36
1st Quarter	$1.60	$0.80

2005	$0.75	$0.28
2004	$1.60	$0.36
2003	$1.36	$0.06
2002	$0.23	$0.08
2001	$0.28	$0.08

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act, as such there is no requirement to provide any information under this section.

C.

Markets

The Company's common shares trade on the “TSX" in Toronto, Ontario, Canada, under the trading symbol "CZN" and CUSIP #136802105.  The Company's common shares commenced trading on the TSX on December 7, 1993 and under the name Canadian Zinc Corporation commenced trading June 2, 1999.

The Company’s common shares are traded in the United States on the Pink Sheets (Non-NASDAQ Over the Counter) by the National Association of Securities Dealers Quotation System under the symbol “CZICF-OTC”.

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

The Articles also provide that the Directors may from time to time borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured; give a guarantee on behalf of the Company; mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Company to secure payment of a debt or performance of any other obligation of the Company. Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution. A Special Resolution means a resolution cast by a majority of not less than three quarters of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles provide shall not be less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement under the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification. Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders. Holders of common shares are not entitled to pre-emptive rights. Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company. There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments. There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period. In addition, the Company is obliged to give notice to companies and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting. The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries. No shares of the Company owned by companies or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares. Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. Securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

The Company has not entered into any contracts other than in the ordinary course of business during the past two years.

D.

Exchange Controls

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other that a “NAFTA investor” as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restriction of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.

Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company’s opinion to the best of its knowledge.  It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.  The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is a Company that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act, or ITA”) and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada and Revenue Agency.  This summary does not take into account Canadian provincial income tax consequences.  This summary is not exhaustive of all possible income tax consequences.

North American Free Trade Agreement (Canada):  The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including “American-controlled “entities” as defined in the Investment Act).  Under the Investment Act, as amended, an investment in the Company’s common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages.  The Review Threshold is currently $150 million.

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

To ensure compliance with United States Internal Revenue Service Circular 230, investors are hereby notified that (A) any discussion of  United States Federal Tax issues contained or referred to in this document is not intended or written to be used, and cannot be used by anyone for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code, (B) the discussion contained or referred to herein is written to assist investors who are considering investing in the Company and (C) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

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

U.S. Holders as used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such a tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company:  U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Disposition of Common Shares of the Company:  A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitation.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations:  In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.  However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and (c) the majority of its assets are actively managed (not passively held), the Company believes that it is neither a “Foreign Personal Holding Company”, “Foreign Investment Company”, “Passive Foreign Investment Company”, nor a “Controlled Foreign Corporation”.

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

Passive Foreign Investment Company:  As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s assets which are passive, or the percentage of the Company’s assets which are held for the purpose of producing passive income.  The Company believes that the majority of its assets are used in active operations; and that it would not currently be classified as a PFIC.  Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

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

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share:  of “Subpart F Income” as earnings invested in U.S. property; and of earnings invested “excess passive assets” (as specifically defined by the Code) the Company.  In addition, under Section 1248 of the Code, a gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside the scope of this discussion.

U.S. holders of shares or prospective investors are strongly encouraged to consult their tax advisors in connection with their purchasing, holding or disposing of shares of the Company.  U.S. taxation rules are very complex and are affected by various factors which may not be properly described above.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 1710 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, during normal business hours.

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

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of December 31, 2005 an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure of controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods.

Changes in Internal Control and Financing Reporting.  During the fiscal year ended December 31, 2005 there were no changes in internal control over financial reporting that materially affect the internal control over financing reporting.

ITEM 16.

[RESERVED]

ITEM 16.A

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

ITEM 16.B

CODE OF ETHICS

The Company has not adopted a Code of Business Conduct and Ethics that applies to the Company’s Chief Executive Officer and or the Company’s Chief Financial Officer in light of the size and activity level of the Company.  The Board of Directors believes that as the Chief Executive Officer and the Chief Financial Officer report directly to the Board of Directors there is close communication and supervision between the Board and the Chief Executive Officer and the Chief Financial Officer.  All of the Company’s personnel are accorded full access to the Company’s Board of Directors.

ITEM 16.C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by auditors for the two fiscal years ended December 31, 2005 and 2004 for audit fees, audit related fees, tax fees and all other fees are set forth below.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees (1)	$26,600	$22,000
Audit-Related Fees (2)	$2,100	$4,995
Tax Fees (3)	$10,800	$8,100
All Other Fees	-	-
Totals	$39,500	$35,095

(1)

“Audit Fees” represent fees for the audit of the annual financial statements, review of the interim financial statements and review in connection with the statutory and regulatory filings.

(2)

“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2005 were approved by the Audit Committee.  The Audit Committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16.D

EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT

COMMITTEES

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements listed in Item 19 hereof and filed as part of this Annual Report were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. The audited financial statements for fiscal 2005, 2004 and 2003 have been reconciled to U.S. GAAP (see Note 13 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A. of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a) Financial Statements

Description of Document

Cover Sheet

Independent Auditor’s Report dated  June 23, 2006

Balance Sheets as at December 31, 2005 and 2004

Statements of Operations and Deficit for years ended December 31, 2005, 2004 and 2003

Statement of Cash Flows for years ended December 31, 2005, 2004 and 2003

Notes to Financial Statements

 (b) Exhibits

Exhibit Number	Description of Document
1.A*	Notice of Articles (of Incorporation)
1.B*	Articles (Bylaws)
4.A*	Letter Agreement dated March 3, 2003 between Doublestar Resources Ltd. and Canadian Zinc Corporation re Damoti Lake Property
4.B*	Purchase Agreement between Titan Logix Corp. and Canadian Zinc Corporation dated January 29, 2004.
4C*	10% Rolling Stock Option Plan
12.A	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.A	Annual Information Form dated March 30, 2006
15.B	Notice of Meeting and Information Circular dated May 11, 2006

*These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-22216).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this June 30, 2006.

CANADIAN ZINC CORPORATION

“John F. Kearney”

Per: (signed) John F. Kearney

Title: President, Chief Executive Officer & Director