Form 20-F
CANADIAN ZINC CORP
filed 2007-05-29
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 2 0 - F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934
For the fiscal year ended   December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
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

107,590,212 Common Shares as at December 31, 2006

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the Company has elected to follow:

Item 17 ☒	Item 18☐

(APPLICABLE ONLY TO COMPANYS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐	No ☐	Not Applicable ☒

The information set forth in this Annual Report on Form 20-F is as at December 31, 2006 unless an earlier or later date is indicated.

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

i

FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2006

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

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

The following selected financial data of the Company for 2006, 2005 2004, 2003 and 2002, expressed in accordance with United States generally accepted accounting principles (U.S. GAAP) are derived from the financial statements of the Company, which have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as referred to in Note 13 to the financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

Selected Financial Data
(CDN$ in 000, except per share data)
Information in Accordance with U.S. GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31/06	Dec 31/05	Dec 31/04	Dec 31/03	Dec 31/02
Net income (loss)	(9,615)	(3,633)	(3,038)	(1,155)	(1,296)
Net income (loss) per Share	(0.10)	(0.05)	(0.05)	(0.03)	(0.04)
Wgt. Avg. No. Shares	94,735	71,378	67,175	39,889	33,549
Dividends Per Share	0	0	0	0	0
Working Capital	29,142	16,040	12,758	13,186	(5)
Prairie Creek Mine Prop.	4,800	4,723	4,822	3,470	3,250
Current Liability	464	48	175	209	77
Additional paid in capital	66,492	46,096	39,375	36,523	22,011
Shareholders' Equity	30,353	19,572	16,485	16,671	3,383
Total Assets	34,862	20,923	17,888	16,998	3,460

The following selected financial data of the Company for 2006, 2005, 2004, 2003 and 2002, prepared in accordance with Canadian GAAP are derived from the financial statements of the Company, which have been prepared in accordance with Canadian GAAP.

Selected Financial Data
(CDN$ in 000, except per share data)
Information in Accordance with Canadian GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31/06	Dec 31/05	Dec 31/04	Dec 31/03	Dec 31/02
Net income (loss)	(1,486)	(1,967)	(679)	(905)	(937)
Net income (loss) Per Share	(0.02)	(0.03)	(0.01)	(0.02)	(0.03)
Wgt. Avg. No. Shares	94,735	71,378	67,175	39,889	33,548
Working Capital	29,142	16,040	12,758	13,130	(6)
Prairie Creek Mine Prop.	26,700	18,495	16,928	13,216	12,746
Current Liability	464	48	175	209	77
Shareholders' Equity	53,784	33,344	28,591	26,417	12,879
Total Assets	56,762	34,695	29,994	26,745	12,956

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On December 31, 2006 the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was 1.17.

The following table sets out the high and low exchange rates for each of the last six months.

	April	March	February	January	December	November
High for period	1.16	1.18	1.18	1.18	1.38	1.14
Low for period	1.10	1.15	1.16	1.16	1.16	1.13

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year ended December 31
	2006	2005	2004	2003	2002
Average for the period	1.13	1.21	1.30	1.40	1.57

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

D.    Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance. A more detailed discussion is described in Section 3 of the Company’s Annual Information Form dated March 30, 2007 filed as Exhibit 15.A hereto and incorporated herein by reference.

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

Exploration and Development

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control. In addition to the normal and usual risks of exploration and mining, the Prairie Creek Property is situated in a remote location and does not have the benefit of major infrastructure or easy access.

In accordance with United States Standards of Disclosure for Mineral Projects the Prairie Creek Project would be regarded as being in the exploration stage and under United States Generally Accepted Accounting Principles Canadian Zinc would be regarded as an exploration stage enterprise. The Prairie Creek Project does not have proven or probable mineral reserves as such terms are recognized by the United States Securities and Exchange Commission (see Item 4.D Principal Property - Prairie Creek Property - Northwest Territories - Resource Estimation).

The Resource Estimation uses the terms “measured”, “indicated” and “inferred” mineral resources. While such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have significant uncertainty as to their existence and as to their economic feasibility. There is significant risk that all or part of an inferred mineral resource may not exist or may not be economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. It cannot be assumed that all or any part of measured or indicated resources will ever be converted into mineral reserves.

Under Canadian GAAP, the Company is considered to be a development stage enterprise as it is in the process of developing the Prairie Creek Project towards production. This development plan is based upon a Scoping Study prepared internally by the Company in 2001. A Scoping Study is not a Feasibility Study. The Scoping Study outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation. The Resource Estimation does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period, based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is now twenty-five years old and, although it has been held under care and maintenance, it has lain idle for twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.

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
Enforcement of Foreign Judgments

Canadian Zinc is organized under the law of, and headquartered in, British Columbia, Canada, and none of its directors and officers are citizens or residents of the United States. In addition, all of its assets are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against the Company and its directors and officers obtained in United States courts based upon the civil liability provisions of United States federal securities law or (ii) bring in courts outside the United States an original action against the Company and/or its directors and officers to enforce liabilities based upon such United States securities laws.

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

The authorized capital of the Company is an unlimited number of common shares without par value of which 107,590,212 shares were issued and outstanding as at December 31, 2006.

The Company is a public company listed on the Toronto Stock Exchange (“TSX”) under the symbol "CZN” and traded in the United States (Other OTC) by the National Association of Securities Dealers Quotation System

under the symbol “CZICF”. In April 2007 the Company’s shares were admitted for quotation on the OTC Bulletin Board under the symbol “OTCBB-CZICF”

The Company is engaged in the business of exploration and, when warranted, development of natural resource properties. The Company is exploring the Prairie Creek Property and adjacent ground (a zinc/lead/silver property) located approximately 500 kilometers west of Yellowknife in the Northwest Territories, Canada.

For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles the Company is considered to be an exploration stage enterprise.

Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party). Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, and a 60% interest in the plant and equipment, subject to a net smelter royalty of 2%, in favour of Titan Pacific Resources Ltd. (“Titan”) with a maximum payout of $8.2 million.

The purchase price for the mineral interests was $3,250,000 paid between 1993 and 1995 in full, in cash and shares. The purchase price was allocated $2,750,000 to the land and $500,000 to the plant and equipment.

In January 2004 the Company completed an agreement with Titan to purchase Titan's interest in the Prairie Creek Mine Property. Under the Agreement, the Company acquired the outstanding 40% interest in the physical plant and equipment at Prairie Creek, which it did not already own, and also repurchased the 2% net smelter royalty interest with a face value of $8.2 million. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.
The Company relies on equity financings to fund its financial commitments. During 2003, the Company completed a number of financings to fund its on going programs, resulting in a total of $15.6 million being raised. During 2004 the Company raised $2,444,625 through the exercise of share purchase warrants and employee stock options. During 2005 the Company raised $5,406,368 through the private placement of shares and the exercise of share purchase warrants. During 2006 the Company raised $22,037,177 (net) through the private placement of shares and the exercise of share purchase warrants and employee stock options.

B.    Business Overview

The Company’s principal focus is the exploration and development of the Prairie Creek mine, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The original discovery of mineralization on the Prairie Creek Property was made in 1928 at the showing known as the "No. 5 Zone". In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd. The claims lapsed in 1965 and were restaked by the prospector and subsequently conveyed to Cadillac Explorations Ltd. ("Cadillac") in 1966. Cadillac also acquired a 182,590 acre prospecting permit. This permit expired in 1969 and 6,659 acres (210 claims) were selected by Cadillac and brought to lease.

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

In 1980 an independent feasibility study was completed by Kilborn Engineering (Pacific) Limited which resulted in a decision to put the property into production. In December 1980, Procan Exploration Company Ltd. ("Procan") (a company associated with Nelson and Bunker Hunt of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the Kilborn feasibility study. Between 1980 and 1982, extensive mine development took place. Cadillac acquired a 1000-ton per day concentrator and transported it to the minesite. The mill was erected and a camp constructed. Two adits were established and extensive underground development took place. During this time the site was serviced by winter road and over 500 loads of supplies were transported to site. Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing. Subsequently Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

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

Between 1991 and 2000 the Company carried out various exploration programs on the Prairie Creek Property.

In January of 2001, the Company completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property. The preliminary study indicated the feasibility of a mining and milling operation on the site and identified a number of different development and production scenarios. The operation would utilize the existing mine and mill infrastructure put in place in 1982, but never operated. Indicated capital costs for the new operation were estimated in 2000 to be $40.5 million, including the construction of an all weather access road to the site. The Scoping Study has not been updated.

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

Throughout the years 2003 through 2006, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process. In 2001 the Company applied for two surface exploration drilling permits, an underground exploration permit, a pilot plant metallurgical permit and a permit for use of part of the road from the Property. Following Environmental Assessment the two surface exploration land use permits were issued in 2001. The underground exploration and pilot plant permit applications were referred for Environmental Assessment which lasted throughout all of 2001, 2002 and into June of 2003.

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

In 2003 the Company submitted a separate application for a Land Use Permit for use of the existing road from the Liard Highway to the mine site and claimed legal exemption from the Environmental Assessment process. The claim for exemption was denied by the Water Board and the Company filed an appeal to the Supreme Court of the Northwest Territories. That Appeal was heard by the Court in December 2004 and in May 2005 the Court issued its Judgment ruling that the proposed development is exempt under the Act from Environmental Assessment. The Land Use Permit was issued in April 2007 and is valid for a period of five years to April 10, 2012.

In the spring of 2004 the Company applied to the Mackenzie Valley Land and Water Board for an amendment to expand the area of the existing surface exploration Land Use Permit. The application was referred for Environmental Assessment and this assessment was conducted by the Mackenzie Valley Impact Review Board throughout 2005, culminating in a decision dated December 20, 2005 in which the Review Board recommended to the Minister of Indian Affairs and Northern Development that the development proceed to the regulatory phase of approvals. On February 3, 2006 the Minister accepted the recommendations of the Review Board and the application was referred back to the Water Board to finalize the terms and conditions of the permit. The Land Use Permit was issued by the Board in May 2006, is valid for a period of five years and permits the Company to conduct exploration, including drilling, anywhere on the Prairie Creek Property.

During 2005 the Company carried out an extensive program of site rehabilitation and maintenance including design of a new water treatment plant, upgrade of fuel facilities and the construction of a new water polishing pond.

During 2006 the Company undertook a major underground exploration and development program driving a new decline about 400 meters within the underground mine, from which a detailed underground drilling program was initiated. A surface exploration program was carried out on Zone 5 about five kilometers south of the minesite.

In 2007 the Company will continue with the development of the Prairie Creek Project, including surface and underground exploration and development. At the same time the ongoing permitting process will continue.

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

D.    Property, Plant and Equipment

The properties of the Company are in the exploration and development stage only. The Company has no producing properties and has not had any revenue from mining since incorporation. The existing infrastructure, including the mill, buildings, camp etc. is now twenty-five years old and, although it has been held under care and maintenance, it has lain idle for twenty-five years and was never operated.

Principal Property - Prairie Creek, Northwest Territories

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

•
Mineral Claims: Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property. These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 hectares. Sufficient assessment work has been filed on these claims to hold them in good standing until July 19, 2007. Six additional mineral claims Way 1-6 covering an area of 10,196.18 acres were staked in 2006 adjacent to existing mining leases or mineral claims to enlarge the size of the Prairie Creek property and are in good standing until November 11, 2008.

All of the above leases and claims are in good standing at the date hereof.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations (“DCFN”) as their traditional territory. The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process. [Refer to Section D.10 on First Nations below].

In July 2003, as part of the Interim Measures Agreement between Canada and the DCFN as part of the Deh Cho Process, Canada made an interim withdrawal of certain lands for a period of five years. Part of the lands withdrawn under the interim withdrawal order include the area represented by the Company’s Mining Lease No. 2854, a portion of Mining Leases No. 2931, 3314 and 3313 and part of the area over which the road that connects the Property to the highway passes. In accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licences, permits, reservations, benefits and privileges and does not affect access to or across withdrawn land

2.     Location, Access and Climate

The Prairie Creek Property is situated approximately 500 kilometers west of Yellowknife, the administrative centre of the Northwest Territories.

CANADIAN ZINC CORPORATION
PRAIRIE CREEK MINE PROPERTY LOCATION
AREA OF MAP
CANADA
U.S.A.
PRAIRIE CREEK MINE
Norman Wells
Fort Norman
Great Bear Lake
Keller Lake
Wrigley
Lac la Martre
Root River
North Nahanni River
South Nahanni River
Flat River
Nahanni National Park Reserve
Access Road
Mackenzie River
Fort Simpson
Jean Marie River
Liard River
Nahanni Butte
YELLOWKNIFE
Great Slave Lake
Fort Providence
Hay River
Enterprise
Watson Lake
Fort Liard
Trout Lake
Tathlina Lake
Buffalo Lake
YUKON TERRITORY
NORTHWEST TERRITORIES
BRITISH COLUMBIA
ALBERTA
Wood Buffalo National Park
Fort Nelson
100 kilometres
PROP_LCTN.CDR

Year round access to the Property is provided by aircraft to a 3000-foot gravel airstrip immediately adjacent to the camp. The Prairie Creek Property was also accessible by road which extends from the Property to the Liard Highway, a distance of 170 kilometers and which was originally permitted for use in the winter months throughout its full length and for year round use for the first 40 kilometers out from the mine site. In April 2007 the Company received a five year permit to use the road in the winter months. The road needs to be re-established. The Liard Highway is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

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

The above historical resource estimate was calculated by MRDI in 1998 and was not prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects and does not comply with United States Standards for disclosure of mineral projects.  [See section 6. “Resource Estimation” below].

Since 1991, the Company has completed over 47,000 meters of surface diamond drilling and an underground sampling program which has greatly expanded the inventory of known resources on the Property. In 2006 a new underground drilling program was initiated and approximately 1,800 meters of drilling had been completed by year end. This program is ongoing and will continue into mid 2007.

The Vein-type deposit remains open ended to the north and south of the current Zone 3 resource, which is defined over only 2.5 kilometers of the 16-kilometer prospective corridor. The discovery in 1992 of Stratabound type mineralization in the Main Zone opened up multiple exploration targets for the discovery of further Stratabound deposits. Potential for significant increases in Stratabound mineralization exist throughout the Property. Drilling so far has been somewhat restricted by topography limiting the areas of potential mineralization that can be drilled. A limited surface drilling program totaling 600 meters was conducted on Zone 8, located about five kilometers south of the mine site, in 2006.

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

In the southern part of the Property, where Vein occurrences are exposed at surface, the mineral showings were referred to as sequentially numbered Zones. Some of these mineral Zones are now known to also contain subsurface Stratabound mineralization. The subsurface area above the underground workings is referred to as Zone 3 (or the Main Zone). Originally Zones 1 and 2 occurred adjacent to Zone 3; however, as a result of continuing exploration, Zone 1 and 2 are now incorporated and considered part of Zone 3. Zone 3 contains the historical estimated mineral resource, which includes both Vein and Stratabound mineralization. Extending south from the minesite (or Zone 3) are a series of other Vein exposures referred to as Zones 4 through 12, extending over a distance of 10 kilometers. A further expression of Vein mineralization, known as the Rico Showing, is located 4 kilometers to the north of Zone 3.

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

The Vein in Zone 3 strikes approximately north and dips steeply to the east (variable from -40°E to -90° and averages -65°E). Most of the surface mineralized zones at Prairie Creek occur within Road River Formation shales. These showings generally occur close to the axial plane of a tight north-south doubly plunging anticline. Mineralization comprises massive to disseminated galena, sphalerite, with lesser pyrite, and tennantite-tetrahedrite in a quartz-carbonate-dolomite matrix. Silver is present in equal amounts both in galena and tennantite-tetrahedrite. Vein widths are variable (from <0.1m to >5m) but overall averages indicate a horizontal thickness of approximately 2.7 meters. The most extensive known Vein occurrence is in Zone 3 where underground development has proven 940 meters of strike length and diamond drilling has indicated a continuance of the Vein for a further 1.2 kilometers. The Vein remains open to the north and is expected to continue at depth for a further 4 kilometers. Evidence of the Vein continuing is the vein mineralization occurrence at the Rico Showing on surface 4 kilometers north on strike of the vein in Zone 3. In Zone 3, the Vein appears to be a tensional fault feature co-planar to a tight North-South trending fold axis.

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

Also of note, towards the end of the 930 meter level workings (crosscut 30) are a series of narrow (average 0.5 meter wide) massive sphalerite-tennantite Veins striking at approximately 40° to the main Vein trend. This mineralization is referred to as Vein Stockwork and carries a calculated mineral resource based on underground sampling and limited diamond drilling. [307,000 tonnes Measured & Indicated: 742,000 tonnes Inferred] [See section 6 “Resource Estimation” below]. It is postulated that the Stockwork system filled tensional openings formed by primary movement along the Vein fault structure.

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

Mississippi Valley Type Sulphides - MVT

MVT type sulphide mineralization has been located at the Zebra showing, which is the southern most showing in a belt that extends for 10 kilometers to the north of the Main Zone and includes the Zulu, Joe and Samantha showings. MVT mineralization is comprised of colliform rims of sphalerite, brassy pyrite-marcasite and minor galena with or without later dolomite infilling. Mineralization is hosted within the Road River Formation.

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

5.     Gate Claims

During 1999 the Gate 1-4 Mineral Claims were staked covering an area of 9,245.35 acres to the west of the main property adjacent to the existing land holdings. A small exploration program on the newly staked mineral claims consisted of geological mapping, soil and rock sampling over areas that contain similar geology with that of the Prairie Creek Property. This exploration resulted in the discovery of a Vein in outcrop, with select samples grading similar with that of the main established Vein at the Prairie Creek Property. Also a large zinc soil anomaly was located over favourable geology.

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

As a Qualified Person Alan Taylor, Vice-President of Exploration representing Canadian Zinc Corporation, states that in his opinion the categories of measured, indicated and inferred mineral resources in The Australasian Code for Reporting of Mineral Resources and Ore Reserves published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and the Minerals Council of Australia (JORC) used by MRDI are substantially equivalent to the categories of measured, indicated and inferred mineral resources defined in the Canadian Institute of Mining and Metallurgy Standards on Mineral Resources and Reserves - Definitions and Guidelines as incorporated in National Instrument 43-101.

The 1998 Historical Resource Estimate is considered to continue to be relevant to an assessment of the Prairie Creek Property, in part because no recent estimates have been made and, because of the extensive information utilized in making the Estimate, is, subject to the qualifications therein and herein, considered to be reliable. It is planned that an updated estimate of the resources will be made upon completion of the 2006/2007 underground drilling program.

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

The Study took six months to complete and included metallurgical testwork, mill re-design, alternative mining methods, inclusion of paste backfill in the mine design, capital and operating cost estimates, a review of smelter terms and conditions for the Prairie Creek concentrates and other operating parameters. In connection with the Scoping Study further metallurgical samples were collected and the mill equipment was reassessed. The road access corridor, tailings pond and the underground workings were re-examined for future production considerations and capital cost estimates. The Scoping Study was prepared in house using consultants and contractors at a cost of approximately $400,000. The Scoping Study has not been updated.

The Study was examined by Micon International Ltd. of Toronto, who confirmed that “all of the elements necessary for a scoping study have been incorporated” and that “the assumptions made within are considered reasonable for a study of this nature”.

The complete Scoping Study has been filed on SEDAR, and may be found under the Company’s profile on SEDAR at www.SEDAR.com [Technical Reports April 24, 2001] and is incorporated herein by reference.

The Scoping Study assumes that Prairie Creek would be mined at 1,500 tonnes per day as a mixture of Vein and Stratabound resources at “average” deposit grades. The Scoping Study demonstrates that a 1,500 tonne per day mining operation could be established at Prairie Creek producing in the order of 95 million pounds of saleable zinc annually over at least 18 years (based on the current estimated combined [measured, indicated and inferred] resource of 11.8 million tonnes grading 12.5% Zn, 10.1% Pb, 161 g/t Ag and 0.4% Cu). [See section 6 “Resource Estimation” above].

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

The base case financial model in the Scoping Study indicates that the operation at a capital cost of $40.5 million would have a pre-tax and financing IRR of 45.6% and an NPV (at 10% discounted cash flow) of $97.2 million over the first ten years of a minimum 18 year mine life. The Scoping Study used long term metal prices of US$0.90 per lb Cu, US$0.50 per lb Zn, US$0.25 per lb Pb and US$5.50 per ounce Ag and generally prevailing 2000 smelter treatment charges. The Canadian dollar was kept constant at US$0.66. The base case indicated a break-even cash cost of production of US 34.5 cents per pound of saleable zinc after by-product credits, but before financing and taxation. For every cent the Zn price is over the break-even production cost of US 34.5 cents per pound, pre-tax and financing cash flow increases by around US$0.64 million per annum.

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

The Company is now examining the various alternatives outlined within the Scoping Study and is working towards converting this into a bankable feasibility study. As part of the full feasibility program, it is the Company’s intention to carry out additional delineation drilling. During 2004 the Company rehabilitated the underground workings in preparation for the planned decline and underground drilling program. This site development work continued in 2005 when a new water polishing pond was constructed to treat the water discharge from the 870 portal, the planned decline and also any water discharge from the pilot milling program. In 2006 a new 400 meter decline was driven to provide an underground drilling platform to access resource blocks below the current underground workings.

The development plan for the Prairie Creek Project is based upon the Scoping Study prepared internally by the Company in 2001. A Scoping Study is not a Feasibility Study. The Scoping Study outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation. The Resource Estimation does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is now twenty-five years old and although it has been held under care and maintenance it has lain idle for twenty-five years and was never operated. There is a significant risk attaching to the proposed operation of aged equipment.

During 2004, 2005 and 2006 metallurgical testing was carried out on the ore from the Prairie Creek Mine.

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

During 2006 a new metallurgical bulk sample was collected from multiple headings of the vein within the existing underground development and also shipped to Lakefield for further testing and optimization studies. These samples were composited and blended to create representative samples of the ore that will provide feed to a future operating mill. The metallurgical program has shown that heavy media separation, demonstrated in earlier tests, is repeatable and that higher grade concentrates can be produced by processing the upgraded material.

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

(c)    "Grandfather” Provisions

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

Since August 2000, Prairie Creek has undergone six Environmental Assessments by the MVEIRB and has received five separate Land Use Permits and a Water Licence to carry out exploration at the Prairie Creek Mine and in the immediately surrounding area, through the new Mackenzie Valley Resource Management Process.

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

(g)                Land Use Permit – Phase 2 Exploration

On March 5, 2001, the Company submitted a Land Use Permit application for a Phase 2 Exploration Drilling Program and this application was also referred for Environmental Assessment. After Environmental Assessment by the Review Board, on November 30, 2001 the Water Board issued Land Use Permit MV2001C0022A, valid for a period of five years, authorizing the drilling of up to 60 exploration holes on the Zone 3 Mining Lease and within 1000 meters of the Prairie Creek Mine. In November 2006 this Land Use Permit was renewed for a further period of two years to November 30, 2008.

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

(i)   Land Use Permit - Winter Road

In May 2003, the Company applied to the MVLWB for a Land Use Permit for use of the existing Winter Road from the Liard Highway to the Prairie Creek Mine. The Company argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act. [See 3.1.8(c) “Grandfather” Provisions] The Company’s argument was rejected by the Water Board on June 1, 2004. The Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board. The Appeal was heard by the Supreme Court in December 2004.

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

This application for a Land Use Permit for the road was referred back to the Water Board. In June 2005 the Nahanni Butte Dene Band wrote to the Water Board asserting infringement of Aboriginal rights and inadequate consultation under Section 35 of the Constitution of Canada. The issue was referred to the Department of Indian Affairs and Northern Development which conducted a preliminary assessment and submitted its report to the Water Board in February 2007. On April 11, 2007 the Water Board approved the issue of Land Use Permit MV2003F0028 for a period of five years to April 10, 2012.

(j)   Land Use Permit - Phase 3 Exploration

In April 2004, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for an amendment to its previously approved Land Use Permit MV2001C0022A allowing a 60 hole mineral exploration program within 1,000 meters of the Prairie Creek Mine site facility. The amendment was submitted in order to obtain permission to drill anywhere on the extensive mineral leases and claims held by Canadian Zinc at the Prairie Creek Property. Following a Preliminary Screening in June 2004, the Water Board referred the proposed development for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board citing “public concern about the cumulative effects of this project on the South Nahanni Watershed”.

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

•
Canadian Zinc shall take every reasonable effort to employ a local person, selected in consultation with the Deh Cho First Nations, as community environmental monitor, who will independently report back to the Deh Cho First Nations.

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

(k)   Permit Delays

Since August 2000 Canadian Zinc has been working on moving the Prairie Creek Project through the permitting process. The Mackenzie Valley resource management and permitting process is very cumbersome, slow and political, and to date has caused extreme delays to the Company in its efforts develop the Prairie Creek Property. Various permit applications have been the subject of six separate Environmental Assessments. Five Land Use Permits, including a permit to use the access road in winter months, and a Water Licence have been issued to the Company since 2001 and two appeals for judicial review have been made to the Courts, in both of which the Company has prevailed. The Company intends to submit an application for a Type ‘A’ Water Licence for the operation of the Prairie Creek Mine during 2007. It is estimated the remaining permitting work will take around two years and cost between $3 and $5 million, depending on the level of environmental review and assessment work required to be carried out.

9.     Environmental Considerations

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

Nahanni National Park Reserve is considered to be of global significance. In 1978, it was the first area added by UNESCO to its list of World Heritage Sites. There are only 13 sites in Canada designated as World Heritage Sites, eight of them being National Parks. Nahanni received this designation because of the geological processes and natural phenomena in the area. In UNESCO’s view, Nahanni is special because it is an unexploited natural area. The presence in this area of three river canyons cutting at right angles to the mountain ranges, with walls of up to 1,000 meters high, Virginia Falls which falls over 90 meters, hot springs, sink holes and karst topography are considered a special combination.

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

The Government of Canada is committed to expanding the boundaries of the Nahanni National Park Reserve through due process which includes mineral assessment, public consultations and reaching co-operative management arrangements with First Nations. It is understood that the expansion will proceed only through the Deh Cho Process. [See section 10. “First Nations” below].

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

The Mineral and Energy Resources Assessment process (MERA) was established by the Federal Government in the 1980’s as a prerequisite to the establishment of parks in the Northwest Territories and the Yukon. Studies have been done under MERA to assess the mineral potential of certain parts of the proposed expansion areas. The MERA study for the three specific areas of the proposed Park Expansion was completed by the Geological Survey of Canada and was published in Open File #1686, 2003. Further MERA studies are being carried out by the Geological Survey of Canada over a much larger area of the Nahanni Watershed, including the area around the Prairie Creek Mine. The study is expected to be published in 2007 and will lead to public consultation about possible park expansion.

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

Acid Rock Drainage

The mineral resources at the Prairie Creek Mine are hosted in carbonate rocks. The low sulphide values and high excess neutralization potential of the host rocks (and tailings products) indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes. Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994. The results indicated an overwhelming dominance of acid neutralizing minerals, with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200. Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential. The Company does not anticipate the potential for any acid rock drainage impacts. Further static and kinetic geochemical testing of rocks and mineralization are being undertaken.

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

In the Northwest Territories, private lands are owned largely by First Nations with settled land claims. There are currently three major landowners in the Mackenzie Valley- the Gwich’in, Sahtu and Tlicho. It is anticipated that as claims are settled in the Deh Cho region, more private lands will be created and Aboriginal groups will become recognized landowners in their respective regions.

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

In 2003, Canada and the Deh Cho agreed to an interim withdrawal of lands covering an area of approximately 80,000 square kilometers for a period of five years. The withdrawal was confirmed by Order in Council dated August 13, 2003. The areas of the withdrawn lands do not include the Prairie Creek Mine but include all of the Company’s Mining Lease 2854 and part of Mining Leases 2931, 3314 and 3313. The withdrawn land also includes an area over which part of the Company’s road to the Prairie Creek Property passes. However in accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licences, permits, reservations, benefits and privileges and does not affect access to or across withdrawn land.

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

Negotiations under the Deh Cho Process continued during 2006 with Canada presenting a formal comprehensive offer of land selection, local governance provisions and financial compensation but this offer was rejected by the Deh Cho First Nations.

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

The Company made a detailed submission to the Deh Cho Land Use Planning Committee and participated in the planning process. The Company commented on each draft of the Plan as such draft was produced and participated in various Public Forums. The Company had concerns about the latest draft of the Land Use Plan (November 2005 - Revised February 2006) and recommended that the draft in its current form not be approved. The Department of Indian Affairs and Northern Development has also expressed concern to the Committee (January 2006).

The draft Land Use Plan was approved by the General Assembly of the Deh Cho First Nations in May 2006 and submitted to the Minister for consideration. The Minister did not accept the Plan arguing that it incorporated too much land to be preserved from development. In April 2007 the Federal Government and the Deh Cho First Nations entered into an agreement to form a new committee with representatives from all sides to negotiate a new revised plan. The new plan is expected to be ready by October 2007.

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

A change in Band leadership occurred in September 2003 following elections for Chief. Thereafter yet another different Band Chief was elected during 2004.

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

Canadian Zinc seeks to consult on a regular basis with the Nahanni Butte Dene Band and other First Nations and local communities to keep them informed about the Prairie Creek project and as to opportunities for implementing the provisions of the Co-Operation Agreement as the Company moves forward with its plans for re-development of the property. In 2004 the Company opened a Community Liaison and Information Office in Fort Simpson and since 2004 significantly increased its First Nations and local communities information and awareness programs and activities.

In June 2005 the Chief of Nahanni wrote to the Mackenzie Valley Land & Water Board in connection with the Company’s application for a Land Use Permit to use the winter road which connects the mine with the Liard Highway [see Section 8(c) above] alleging infringement of aboriginal rights and inadequate consultation under Section 35 of the Constitution of Canada. The Water Board referred the matter to the Department of Indian Affairs and Northern Development which conducted a preliminary assessment which lasted throughout most of 2006. In February 2007 the Department issued its report on consultation to the Water Board in which it concluded that in the Department of Indian Affairs and Northern Development’s view adequate consultation had taken place and in which it made certain recommendations. The Water Board issued the Land Use Permit in April 2007 and included among the Permit terms and conditions those recommendations from the consultation report that are within the Board’s mandate, including provisions for the protection of wildlife habitat

The Company believes that the separate goals of the Deh Cho First Nations in achieving political sovereignty and economic self-sufficiency whilst protecting the environment are compatible. The Prairie Creek Development Co-operation Agreement provides for a positive and cooperative working relationship between the Company, Nahanni Butte and the Deh Cho First Nations in respect of developing and operating an environmentally sound mining undertaking at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

The Company’s loss for the year ended December 31, 2006, as determined under U.S. GAAP, totaled $9,615,252 ($0.10 per share) compared to a loss of $3,633,448 ($0.05 per share) in 2005 and $3,038,163 ($0.05 per share) in 2004, with the major differences being the level of expenditures on the Prairie Creek Property.

Under Canadian GAAP the Company reported a net loss of $1,486,416 ($0.02 per share) in 2006 compared to a loss of $1,967,312 ($0.03 per share) in 2005 and compared to a loss of $679,127 ($0.01 per share) in 2004. The major difference between the losses as determined under Canadian GAAP and U.S. GAAP is that U.S. GAAP requires that all exploration and development costs not be capitalized and deferred and be written off as incurred. The amount of this write off was $8,128,836 in 2006, compared to $1,666,136 in 2005 and $2,359,036 in 2004. Under U.S. GAAP the Company would be regarded as an exploration stage enterprise.

The losses for 2006 and 2005 included non-cash charges of $1,023,000 and $1,314,000 respectively in respect of stock based compensation arising on the issue during the year of stock options to employees and directors. There was no similar expense in 2004.

Exploration and Development

During 2006 the Company expended $7,871,494 (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were underground exploration and drilling. The Company also expended $205,000 on lease and property abandonment deposits.

During 2005 the Company expended $1,426,212 (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were site preparation, camp operations, metallurgy, transportation, lease rentals and permitting and $30,000 on abandonment deposits.

During 2004 the Company expended $2,120,663 on the Prairie Creek Property and $30,000 on abandonment deposits.

Particulars of the exploration and development costs are shown in Note 4 to the Financial Statements.

During 2006 the Company carried out a major underground exploration and development program on the Prairie Creek Project. The 2006 programs included sinking a new internal decline about 400 metres long from the end of the existing workings on the 870 metre level, from which new drill stations were established at 50 metre intervals. A total of 10,000 metres of underground drilling is planned in the program, of which 1,800 metres had been completed by year end. The 2006/07 underground drill program is focused on further defining the Main Zone (Zones 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also included. This program has extended into 2007 and will continue until at least mid-year.

During 2006 a new bulk metallurgical sample was collected from multiple headings of the vein within the existing underground development. These samples were composited and blended to create representative samples of the ore that will provide feed to a future operating mill.

A surface diamond drill exploration program was started in Zone 8 located a distance of 5 kilometers south of the minesite. This drill program totaled 600 m and returned significant mineralized intercepts which will be followed up on in the 2007 season.

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

Steady progress in permitting the Prairie Creek Mine was made during the year 2006.

The environmental assessment of the Company’s application for a Land Use Permit for its Phase 3 Exploration Program at Prairie Creek was completed in December 2005 with the issue of a report by the Mackenzie Valley Environmental Impact Review Board recommending that the project be approved. In February 2006 the report of the Review Board was approved by the Minister of Indian Affairs and Northern Development and the permit was issued by the Water Board in May 2006. This Land Use Permit is valid until May 2011 and enables the Company, for the first time, to explore and drill anywhere on the extensive Prairie Creek property.

The Land Use Permit for the Phase 2 Exploration Program, originally issued to the Company in November 2001, was renewed by the Water Board in November 2006 for a further period of two years. This permit enables the Company to drill up to 60 surface holes within a 1,000 meter radius of the Prairie Creek mine site and is valid until November 30, 2008.

Following a decision of the Federal Court of Canada in December 2005 directing the Water Board to reissue the Licence, the Type ‘B’ Water Licence, originally issued in September 2003 was reissued to Canadian Zinc in February 2006 containing the amended terms which had been agreed between the Company and the Minister. The Water Licence is valid until September 2008 and is renewable thereafter.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income. Interest income in 2006 was $948,148 compared to $329,115 in 2005 and $330,076 in 2004, the increase being attributable to higher cash balances invested throughout the full year.

Administrative Expenses

Administrative expenses for 2006 (excluding stock based compensation, write off of mining equipment and amortization) were $1,380,481, compared to $979,310 in 2005 and $1,005,409 in 2004. The major components of expenses were management compensation, shareholder and investor communication and professional fees.

Stock Based Compensation

In 2006 and 2005 the Company recorded stock based compensation expenses of $1,023,000 and $1,314,000 respectively in respect of the grant of stock options to employees and directors. There was no stock based compensation expense in 2004.

Amortization and Write-offs

Amortization of mining plant and equipment of $50,714 ($36,988 - 2005; $42,837 - 2004) and asset retirement obligation of $128,720 ($128,720 - 2005; $128,719 - 2004) was capitalized to deferred exploration and development costs under Canadian GAAP but included in exploration costs written off under U.S. GAAP. Amortization expense of $4,403 compared to $3,117 in 2005 and $3,794 in 2004 relates to the amortization of office equipment. A loss of $26,680 was also recorded on the write off of a diesel generator used at the Prairie Creek mine in 2006.

Asset Retirement Obligations

The Company follows the policy of recognizing the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and amortized over the life of the asset. During 2004 the Company provided $1,227,996 in asset retirement obligations related to the Prairie Creek Property and a corresponding increase in resource interest assets. At December 31, 2006 the provision had increased to $1,380,120. Under Canadian GAAP amortization of the asset retirement obligation of $128,720 and asset retirement accretion of $77,908 (totaling $206,628) was capitalized to deferred exploration and development costs in 2006 compared to a total of $202,936 in 2005 and $195,536 in 2004. Under U.S. GAAP this amortization and accretion was included in exploration and development costs written off.

Income Tax

The Company is currently not taxable and had no income tax expense for 2006, 2005 or 2004. The Company has applied the accounting treatment recommended by the Canadian Institute of Chartered Accountants Emerging Issues Committee #146 (EIC-146) requiring the tax effect of the renunciation of $5,675,000 upon the issue in 2005 of flow through shares to be recorded in the 2006 fiscal period. The net effect of the adoption of EIC-146 has resulted in the recognition of a future tax liability in respect of the issue of flow through shares of $1,134,000 and a corresponding reduction in shareholders’ equity.

Financial Instruments

Cash equivalents and short term investments usually consist of liquid investments which are readily convertible into cash. The Company places its cash and cash equivalents with high credit quality financial institutions which invest the funds in high quality financial instruments. The Company is not exposed to significant interest or currency risks arising from these financial instruments.

Critical Accounting Policies And Estimates

Canadian Zinc’s accounting policies are described in Note 2 to the financial statements. Management considers the following to be the most critical in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact its results of operations, financial condition and future cash flows.

(i)	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. The most significant estimates are related to the carrying value of resource interests and its recoverability, site restoration costs and asset retirement and related obligations. Actual results could differ from those estimates.

(ii)	Resource Interests

Under U.S. GAAP the Company capitalizes only acquisition costs incurred on its Prairie Creek Property and exploration and development costs are written off as incurred. Under Canadian GAAP the Company capitalizes all exploration and development costs incurred on the Prairie Creek Property. The amounts shown for resource interests do not necessarily reflect present or future values.

The carrying value of resource interests are reviewed at least annually or when events or changes in circumstances suggest the carrying value of such assets may not be recoverable or may have become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist the asset will be written down to its estimated fair value, usually determined using a discounted cash flow analysis. The Company includes both measured and indicated resources and some inferred resources in its carrying value impairment calculations. These resources have not been estimated in accordance with Canadian National Instrument 43-101. Management’s estimates of the recoverable reserves and resources, operating and capital costs and future metal prices are all subject to risks and uncertainties which may affect the assessment of recoverability of amounts recorded for resource interests.

(iii)	Asset Retirement Obligations

The Company follows the policy which requires that the fair value of liabilities for an asset retirement obligation be recognized in the period in which they are incurred. The Company’s exploration and development activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and, over time, have become and are becoming more restrictive. Future changes to environmental laws and regulations could increase the liabilities for asset retirement obligations and the extent of reclamation and remediation work required to be performed by the Company.

(iv)	Stock Based Compensation

The Company follows the fair value accounting based method for stock options. The fair value of stock options is determined by the widely used Black-Scholes option pricing model which was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. The Company’s options have characteristics that are significantly different from those of traded options and changes in any of the assumptions used can materially affect fair value estimates.

B.    Liquidity and Capital Resources

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. Interest income in 2006 was $948,148 compared to $329,115 in 2005 and $330,076 in 2004.

Source of Cash - Financing Activities

During 2006 the Company generated $22,037,177 net proceeds from financing activities through the issue of a total 27,843,000 shares in private placements, the exercise of options and the conversion of warrants.

Of the total raised $1,530,435 represented proceeds on the issue of flow through shares at a premium over the quoted market value and under U.S. GAAP this amount is recognized as a liability and will be included in income when the related tax benefits are renounced by the Company

During 2005 the Company generated $5,406,368 net proceeds from financing activities through the issue of a total of 10,352,270 shares.

During 2004 the Company generated $2,444,625 from the exercise of share purchase warrants and employee stock options on a total of 4,612,010 shares.

Use of Cash - Investing Activities

In 2006, cash used in operating activities in accordance with U.S. GAAP was $8,338,136 the principal component of which was exploration and development costs of $7,871,494, whilst cash used in investing activities was, $16,154,553, which includes short term investments of $15,478,718. All the exploration and development costs were made on the Prairie Creek Property. Details of the Company’s exploration and development costs are given in Note 4 to the financial statements which show the major components of expenditure.

In 2005 cash used in operating activities in accordance with U.S. GAAP was $2,232,546 which represents corporate and operating expenses plus exploration costs of $1,426,212, whilst cash used in investing activities was $17,943.

In 2004 cash used in operating activities was $2,830,413 which represents corporate and operating expenses plus exploration costs of $2,120,663, whilst cash used in investing activities was, $45,657.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including cash equivalents and short term investments was $29,087,082 at December 31, 2006 compared to $16,063,876 at December 31, 2005 and $12,907,997 at December 31, 2004. The increase in 2006 was attributable to funds raised during the year. The Company’s working capital increased to $29,142,161 at December 31, 2006 compared to $16,039,646 at December 31, 2005 and $12,757,628 at December 31, 2004.

Cash and working capital at December 31, 2006 include an amount of $6,796,900 in respect of unexpended flow through funds, which under U.S. GAAP is classified as restricted cash, compared to $5,675,000 at December 31, 2005 and nil at December 31, 2004.

Under U.S. GAAP, the carrying value of the Company’s resource interests at December 31, 2006 was $4,799,630, compared to $4,723,350 at December 31, 2005 and $4,822,070 at December 31, 2004.

In accordance with SFAS 144 the Company carried out an impairment review at December 31, 2006 and determined that no impairment was deemed to exist and no write down of the carrying value of the resource interests, determined under U.S. GAAP, was required.

At December 31, 2006, under U.S. GAAP the Company had total liabilities of $4,508,902, the principal components of which are: future income tax liabilities $1,134,000; flow through share premium $1,530,435 and future asset retirement obligations $1,380,120; with the remaining $464,347 representing accounts payable and accrued liabilities.

The Company is in its strongest ever financial position and is well financed to carry out its planned exploration, development and permitting activities. At December 31, 2006 the Company had committed to incur Canadian exploration expenditures of $8 million in respect of which the Company has renounced to certain subscribing shareholders the applicable Canadian exploration expenditure (CEE) tax deductions of which $6,796,900 remained to be expended in 2007.

At December 31, 2006 the Company had 107,590,212 common shares outstanding, with an unlimited authorized capital, compared to 79,747,212 shares at December 31, 2005 and 69,394,942 common shares at December 31, 2004. During 2004 at a meeting of shareholders the Company’s authorized capital increased from 200,000,000 common shares of no par value to an unlimited number of common shares of no par value. All common shares have one vote and rank equally for the payment of dividends or distribution of capital.

At December 31, 2006 the Company had outstanding 4,780,000 stock options exercisable between $0.23 to $0.90 with expiring dates of between March 18, 2007 and December 13, 2011 and 11,995,493 share purchase warrants outstanding exercisable at prices between $0.72 to $1.15 per share and with expiry dates of January 30, 2008 and November 23, 2008. Exercise of all outstanding options and warrants would generate $15,399,000 in total proceeds.

C.    Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.    Trend Information

The Company is a mineral exploration company with no producing properties, no operations and no cash flow. The Company is in the process of exploring and developing the Prairie Creek Mine property.

Canadian Zinc is currently in an exploration and development phase. At December 31, 2006 the Company held cash, cash equivalents and short term investments of $29 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

The principal minerals in the Prairie Creek deposit are zinc, lead and silver. Demand for zinc and lead increased in 2006 with strong global economic growth led by China and other Asian countries. The price of zinc rose throughout 2006 from a price of US$0.87 per pound at the beginning of the year to US $1.96 per pound at year end, averaging US$1.43 per pound for the year, up significantly from an average of US$0.63 per pound in 2005. LME stocks of zinc fell by over 300,000 tonnes to about 88,000 tonnes. The price of lead increased from US$0.50 per pound at the beginning of the year to US$0.80 per pound at year end. The market for lead was also strong in 2006 with demand exceeding supply resulting in a reduced level of stocks. The price of silver improved strongly during 2006 from US$8.83 per ounce at the start of the year, reaching a high of US$14.94 per ounce in May, ending the year at US$12.90 per ounce and averaging US$11.55 per ounce for the year.

The prices of zinc, silver and lead are expected to remain strong over the medium term. Economic growth in China will continue to be the major factor influencing global supply and demand of zinc and lead while the silver price will be influenced by investment and speculative economic considerations.

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

Plans for 2007 include continuing the Company’s ongoing underground exploration and infill drilling program, as well as a large exploration program on the Prairie Creek property outside the immediate currently known resource area. At the same time ongoing technical and metallurgical studies will continue to advance the project towards commercial production. The Company will also continue with its permitting activities. The application for the Land Use Permits and Water Licence for the commercial operation of the Prairie Creek Mine will be filed during the year. It is estimated that the remaining permitting work will take approximately two years and will cost $3.0 to $5.0 million, depending on the level of environmental and assessment work required. A budget of $ 9.0 million has been approved for the Prairie Creek project for 2007.

The Company has also undertaken the review of a number of other new mining investment opportunities during 2006 and this activity will continue in 2007.

To carry out exploration and development and to bring the Prairie Creek Property into commercial production will require substantial financing as the Company has insufficient funds on hand to complete the project at this time. The Company believes that the work currently underway will demonstrate sufficient potential commercial values that future equity/debt financings and/or joint ventures can be arranged to bring the project to a successful completion.

However, there is no assurance that additional funding will be available to the Company to complete exploration or development. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of development with the possible impairment or loss of the property.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                 Directors and Senior Management
Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Robert Gayton British Columbia, Canada Director	67
Chartered accountant/financial consultant; Director of eleven public companies, including Western Copper Corp., Bravo Venture Group, Intrinsyc Software Inc., Doublestar Resources Ltd., Northern Orion Resources Inc. , Nevsun Resources Ltd. and Quaterra Resources Inc.
			May 2000	5,000 common shares
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	56	Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.	November 2001	765,409 common shares
John MacPherson British Columbia, Canada Director	63	Chairman of Tower Energy Ltd.; Chairman of Canadian Zinc Corporation from 2000 to June 2003.	May 1999	50,000 common shares
Dave Nickerson Northwest Territories, Canada Director	62
Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister
			March 2004	Nil
Alan C. Savage British Columbia, Canada Director	64	Chairman of Doublestar Resources Ltd.; Director of Copper Ridge Exploration Ltd.	June 2003	2,000 common shares
Alan Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	50	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004. Director of Sunrise Minerals Inc.	March 2004	Nil
Danesh D. Varma Surrey, United Kingdom Chief Financial Officer	57	Chartered Accountant, Beer & Partners Limited (corporate finance firm); President American Resource Corporation Limited (investment company); Director Anglesey Mining plc	N/A	Nil
Bea Service Ontario, Canada Secretary	56	Treasurer, Energold Minerals Inc. (resource company); Administrator, Conquest Resources Inc. (resource company)	N/A	Nil
As at May 11, 2007, the Directors and senior officers as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

B.    Compensation

The Company has three executive officers (comprised of persons who are the Chairman and President; the Chief Operating Officer; and the Chief Financial Officer), who perform policy making functions. Particulars of compensation paid and stock options granted to Directors and Executive Officers are contained in the Company’s Information Circular dated May 11, 2007 filed as Exhibit 15.B hereto and incorporated herein by reference.

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of John F. Kearney, the Chief Executive Officer of the Company, Alan Taylor, the Chief Operating Officer of the Company, and Danesh Varma, the Chief Financial Officer of the Company (the "Named Executive Officers"). No other executive officers of the Company were in receipt of salaries or bonuses in excess of $150,000 during the financial year ended December 31, 2006.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John F. Kearney Chairman, President and Chief Executive Officer	2006 2005 2004	$180,000(1) 144,000 110,000	$72,000(1) Nil 97,500	Nil Nil Nil	200,000 1,000,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alan B. Taylor Chief Operating Officer	2006 2005 2004	$176,069 144,000 119,750	$72,000 Nil 50,000	Nil Nil Nil	200,000 700,000 Nil	Nil Nil	Nil Nil	Nil Nil
Danesh D. Varma Chief Financial Officer (2)	2006 2005	12,000 12,490	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
(1)	Paid to a private company controlled by John F. Kearney.

(2)	Mr. Varma was appointed CFO in February 2005.

For the financial year 2006, the Company paid each Director, other than executive officers, an annual fee of $10,000 plus $500 for each meeting or committee meeting attended. An aggregate of $68,100 was paid to Directors for their services as directors during 2006.

From time to time, Directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated. In 2004 John MacPherson was paid $10,554 for consulting services.

The Company has no plans, other than the Company's stock option plans, pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. Directors are eligible to participate in the stock option plans. During the financial years ended December 31, 2006 and 2005, stock options on a total 1,200,000 and 3,300,000 shares respectively were granted to Directors of the Company pursuant to the Company’s Stock Option Plan.

Plans

The Company does not have any pension plans, stock purchase plans or any other arrangements whereby compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

Stock Options

The following table sets out certain information with respect to options to purchase Common Shares exercised by the Company’s Named Executive Officers during the financial year ended December 31, 2006 and options held by them at the end of such year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
John F. Kearney	Nil	Nil	1,650,000/Nil	$535,500/Nil
Alan B. Taylor	Nil	Nil	900,000/Nil	$174,000/Nil
Danesh Varma	Nil	Nil	Nil	Nil
(1) The closing price of the common shares of the Company on The Toronto Stock Exchange (the "TSX")
on December 29, 2006 was $0.86.

Following amendments made by the Toronto Stock Exchange to its Company Manual effective January 1, 2005, the Company has implemented amendments to its Stock Option Plan to change the maximum number of common shares which may be made subject to option from time to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant. Current outstanding options will continue to be exercisable and will be governed by and subject to the terms of the amended plan.

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

Indebtedness of Directors and Senior Officers

No director or Senior Officer of the Company, or associate or affiliate of any such director or senior officer is indebted to the Company.

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

See Statement of Corporate Governance Practices and Report on Executive Compensation contained in the Company’s Information Circular dated May 11, 2007 filed as Exhibit 15.B hereto and incorporated herein by reference.

The Company does not have any directors service contract.

D.    Employees

During the fiscal years ended December 31, 2006, 2005 and 2004, the Company had an average of thirteen, seven and seven employees, respectively. At December 31, 2006, of the thirteen employees, two worked in management roles, one in accounting, one in administrative roles or in other aspects of the Company’s mineral exploration work. During 2006 the Company also employed an average of nine temporary employees (excluding contractor personnel) on a seasonal basis.

E.    Share Ownership

The share ownership of those persons listed in subsection 6.B is shown on the table included in subsection 6.A and the table included in subsection 6.B includes details of all options or warrants to purchase shares of the Company held by such persons.

ITEM 7.    MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

To the best of the Company’s knowledge, there are no beneficial owners of more than 5% of the Company’s common shares.

As of May 11, 2007, the Directors and Senior Officers of the Company as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

B.    Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2006, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)
enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, other than executive and director compensation as set out in Note 8 to Financial Statements.

C.    Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2006 which contains an Audit Report dated March 22, 2007, Balance Sheets as at December 31, 2006 and 2005; Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2006, 2005 and 2004; Statements of Cash Flows for the Fiscal Years Ended December 31, 2006, 2005 and 2004 and Notes to the Financial Statements.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.    THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange (“TSX”) for each of the most recent ix months (being the first four months of 2007 and last two months of 2006), each financial quarter in each of the last two full financial years and in each of the last five full financial years are as follows:

	High	Low
	Can.$	Can.$

April 2007	$0.95	$0.69
March 2007	$0.72	$0.58
February 2007	$0.76	$0.63
January 2007	$0.92	$0.72
December 2006	$0.91	$0.74
November 2006	$1.02	$0.77
2006
4th Quarter	$1.02	$0.56
3rd Quarter	$0.94	$0.53
2nd Quarter	$1.63	$0.71
1st Quarter	$1.34	$0.75
2005
4th Quarter	$0.88	$0.44
3rd Quarter	$0.58	$0.40
2nd Quarter	$0.68	$0.25
1st Quarter	$0.83	$0.51
2005	$0.88	$0.25
2004	$2.04	$0.51
2003	$1.73	$0.09
2002	$0.32	$0.13
2001	$0.42	$0.12

The high and low prices for the common shares of the Company as quoted on the (Non-NASDAQ) “Over the Counter - Other” Quotation System, for each of the most recent six months (being the first four months of 2007and last two months of 2006), each financial quarter in each of the last two full financial years and in each of the last five full financial years are as follows:

	High	Low
	US$	US$

April 2007	$0.82	$0.59
March 2007	$0.63	$0.48
February 2007	$0.66	$0.54
January 2007	$0.77	$0.60
December 2006	$0.80	$0.64
November 2006	$0.89	$0.68
2006
4th Quarter	$0.89	$0.64
3rd Quarter	$0.76	$0.35
2nd Quarter	$1.32	$0.63
1st Quarter	$1.16	$0.08
2005
4th Quarter	$0.75	$0.38
3rd Quarter	$0.50	$0.32
2nd Quarter	$0.51	$0.28
1st Quarter	$0.68	$0.40
2004
4th Quarter	$0.67	$0.39
3rd Quarter	$0.75	$0.45
2nd Quarter	$1.02	$0.36
1st Quarter	$1.60	$0.80
2005	$0.75	$0.28
2004	$1.60	$0.36
2003	$1.36	$0.06
2002	$0.23	$0.08
2001	$0.28	$0.08

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

The Company’s common shares are traded in the United States (Non-NASDAQ Over the Counter Other) by the National Association of Securities Dealers Quotation System under the symbol “CZICF”. In April 2007 the Company’s shares were admitted for quotation on the OTC Bulletin Board under the symbol OTCBB-“CZICF”, and are also dually quoted on the OTC Pink Sheets.

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

E.    Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company’s opinion to the best of its knowledge. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each shareholder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is a Company that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act, or ITA”) and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Tax Convention”) as at the date of this Annual Report and the current administrative practices of Canada and Revenue Agency. This summary does not take into account Canadian provincial income tax consequences. This summary is not exhaustive of all possible income tax consequences.

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

Disposition of Common Shares: If a non-resident were to dispose of common shares of the Company to a Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation.

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

Certain United States Federal Income Tax Consequences: The following is a summary discussion of certain United States Federal income tax considerations, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matter and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

To ensure compliance with United States Treasury Department Internal Revenue Service Circular 230, U.S. Holders are hereby notified that (A) any discussion of United States Federal Tax issues contained or referred to in this document is not intended or written to be used or relied upon, and cannot be used or relied upon by U.S. Holders, for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code, (B) the discussion contained or referred to herein is written to assist U.S. Holders or investors who are considering investing in the Company and (C) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable and the Convention between Canada and the United States of America with respect to Taxes on Income and on Capital signed September 26, 1980 as amended (the “Canada-U.S. Tax Convention”) any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

U.S. Holders as used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who for U.S. Federal income tax purposes is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such a tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company: U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the common shares and thereafter as gain from the sale or exchange of the common shares.

Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the “dividends received deduction” provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section I(h)(II) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-US Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year. As discussed below, the Company believes that the Company is not a PFIC (See “Passive Foreign Investment Company”, below). The Company can provide no assurances that it will be a QFC for future taxable years.

Distributions Paid in Foreign Currency: The amount of a distribution received on the Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Any subsequent changes in the dollar value of the foreign currency could cause such a U.S. Holder to recognize ordinary income or loss on the sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Foreign Tax Credit: A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to dividends received on the common shares or with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, either to a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company: A U.S. Holder will recognize a gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s adjusted tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitation. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

This classification would effect many complex results including the required inclusion by such 10% United States shareholders in income of their pro rata share: of “Subpart F Income” (as defined in Section 952 of the Code) of earnings invested in U.S. property (as defined in Section 956 of the Code); and of earnings invested in “excess passive assets” (as specifically defined by the Code) of the Company. In addition, under Section 1248 of the Code, a gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a 10% United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of “earnings and profits” of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F a more detailed review of these rules is outside the scope of this discussion. The Company does not believe that it currently is, or has previously been, a controlled foreign corporation. However, there can be no assurance that the Company will not become a controlled foreign corporation in the future.

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

H.    Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 1710 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, during normal business hours.

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

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As of December 31, 2006 an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure of controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control and Financing Reporting. During the fiscal year ended December 31, 2006 the Company made certain changes to its systems of internal controls over financial reporting that did not materially affect, and are not reasonably likely to materially affect, internal control over financial reporting. During this process, management identified certain potential deficiencies or weaknesses in internal control over financial reporting. The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company. Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties. These matters and their related risks are not uncommon in a company of Canadian Zinc’s size. These risks are not considered to be significant. The Company’s management has taken such action as it considered appropriate to minimize any potential risks from these deficiencies or weaknesses.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, has inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16.C  PRNCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Auditors for the two fiscal years ended December 31, 2006 and 2005 for audit fees, audit related fees, tax fees and all other fees are set forth below.

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees (1)	$42,800	$26,600
Audit-Related Fees (2)	$5,712	$2,100
Tax Fees (3)	$2,775	$10,800
All Other Fees	$7,500	-
Totals	$58,787	$39,500

(1)	“Audit Fees” represent fees for the audit of the annual financial statements, and review in connection with the statutory and regulatory filings.
(2)	“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2006 and 2005 were approved by the Audit Committee. The Audit Committee reviews with the Auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16.D  EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not applicable.
PART III

ITEM 17.   FINANCIAL STATEMENTS

The Financial Statements listed in Item 19 hereof and filed as part of this Annual Report were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. The audited financial statements for fiscal 2006, 2005 and 2004 have been reconciled to U.S. GAAP (see Note 13 therein). For the purposes of U.S. GAAP the Company is considered to be an exploration stage enterprise. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A of this Annual Report.

ITEM 18.   FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

(a)     Financial Statements

Description of Document
Cover Sheet
Independent Auditor’s Report of Ernst & Young dated March 3, 2006
Independent Auditor’s Report of Moore Stevens Ellis Foster dated February 25, 2005
Balance Sheets as at December 31, 2006 and 2005
Statements of Operations and Deficit for years ended December 31, 2006, 2005 and 2004
Statement of Cash Flows for years ended December 31, 2006, 2005 and 2004
Notes to Financial Statements

 (b)     Exhibits

Exhibit Number	Description of Document
1.A*	Notice of Articles (of Incorporation)
1.B*	Articles (Bylaws)
4.B*	Purchase Agreement between Titan Logix Corp. and Canadian Zinc Corporation dated January 29, 2004.
4C*	10% Rolling Stock Option Plan
12.A	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.A	Annual Information Form dated March 30, 2007
15.B	Notice of Meeting and Information Circular dated May11, 2007
15.C	Management Discussion and Analysis for year ended December 31, 2006 dated March 30, 2007

*These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-22216).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 28th day of May, 2007.

CANADIAN ZINC CORPORATION
“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director