Form 20-F/A
period 2006-12-31
CANADIAN ZINC CORP
filed 2007-06-21
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  2 0 - F/A

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

i

FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2006

EXPLANATORY NOTE TO FORM 20-F/A

This note is to certify that in the previously filed Form 20-F filed May 29, 2007, being Exhibit 19.2 and 19.3 were inadvertently filed incorrectly. The omission has been corrected in the filing of this Amended Form 20-F.

No amendments have been made to the content of the Form 20-F and that this corrected filing is solely intended to correct the above filing error.

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

ITEM 18.   FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

(a)     Financial Statements

Description of Document
Cover Sheet
Independent Auditor’s Report of Ernst & Young dated March 22, 2007
Independent Auditor’s Report of Moore Stevens Ellis Foster dated February 25, 2005
Balance Sheets as at December 31, 2006 and 2005
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