Form 20-F
CANADIAN ZINC CORP
filed 2008-04-11
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  2 0 - F

☐               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended  December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________   to  ______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  000-22216

CANADIAN ZINC CORPORATION
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Company’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

650 West Georgia Street, Suite 1710, Vancouver, British Columbia, V6B 4N9
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

120,213,962 Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the Company has elected to follow:

Item 17 ☒	Item 18☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

TABLE OF CONTENTS

CONVENTION

MEASUREMENT CONVERSION INFORMATION

GLOSSARY OF NAMES AND TERMS

FORWARD-LOOKING STATEMENTS

Convention

The terms “Canadian Zinc,” the “Company,” “we,” “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Canadian Zinc Corporation, a corporation organized under the laws of the province of British Columbia, Canada, except where the context requires otherwise.

References throughout this Annual Report to a fiscal year refer to the fiscal year ended on December 31 of that year.  “Fiscal 2007,” for example, refers to the fiscal year ended December 31, 2007.

The Company’s financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as disclosed in Note 14 to the financial statements for the fiscal year ended December 31, 2007.  All references to “dollars” or “$” in this Annual Report are to Canadian dollars (“CDN”) and all references to “U.S. Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. Dollar amounts at specified rates.

Measurement Conversion Information

In this Annual Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres
1 metric ton (tonne) = 2,205 pounds
1 foot - 0.305 metres
1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare
1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds
1 imperial gallon = 1.2010 U.S. gallons

Glossary of Names and Terms

“Deposit” -- A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of a commodity, metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

“Net Profits” --  Profits resulting from metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“Ore” -- A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

“Reclamation” -- Means the restoration of land and the surrounding environment of a mining site after the metal is extracted.

“Ton” -- Short ton (2,000 lbs.).  1 Ton equals 0.907185 Metric Tons.

“Tonne (t)” -- Metric ton (1,000 kilograms).  1 Tonne equals 1.10231 Tons.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements.  The Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the “SEC”).  In particular, your attention is directed to the risks detailed in “Item 3.D.--Key Information--Risk Factors” and similar discussions in the Company's other SEC and Canadian  filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this Annual Report and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this Annual Report to reflect future events and circumstances for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this Annual Report and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

This document uses the term “inferred resources.” Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
Investors are cautioned not to assume that all or part of an inferred resource exists, or is economically mineable.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management.
Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following table sets forth our selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto as at December 31, 2007, 2006, 2005, 2004 and 2003. A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 14 to the audited financial statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.  The selected financial data set forth below should be read in conjunction with “Item 5--Operating and Financial Review and Prospects,” and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data
(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2007	2006	2005	2004	2003
Amounts in accordance with Canadian GAAP:
Net income (loss)	$(920)	$(1,486)	$(1,967)	$(679)	$(905)
Basic and diluted income (loss) per share	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)
Total assets	66,931	56,762	34,695	29,994	26,745
Prairie Creek Mine Property	37,797	26,700	18,495	16,928	13,216
Net assets	60,828	53,784	33,344	28,591	26,417
Net working capital	27,432	29,143	16,040	12,758	13,185
Capital stock	66,593	59,994	43,067	37,790	34,937
Contributed surplus	7,844	6,479	1,479	36	36
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	113,429,078	94,734,979	71,378,444	67,174,891	39,889,341
Number of common shares outstanding	120,213,962	107,590,212	79,747,212	69,394,942	64,482,932

Amounts in accordance with U.S. GAAP:		(Restated)
Net income (loss)	$(10,567)	$(9,615)	$(3,633)	$(3,038)	$(1,155)
Basic and diluted income (loss) per share	(0.09)	(0.10)	(0.05)	(0.05)	(0.03)
Total assets	33,852	34,861	20,923	17,888	16,998
Prairie Creek Mine Property	4,718	4,799	4,723	4,822	3,470
Net assets	31,370	31,486	19,572	16,485	16,671
Net working capital	27,432	29,143	16,040	12,758	13,185
Capital stock	65,062	58,463	43,067	37,790	34,937
Contributed surplus	7,844	6,479	1,479	36	36
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	113,429,078	94,734,979	71,378,444	67,174,891	39,889,341
Number of common shares outstanding	120,213,962	107,590,212	79,747,212	69,394,942	64,482,932

See “Item 5.A.--Operating Results--Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations” for comments on the reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Annual Report and the 2006 restatement.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2003 to December 31, 2007 were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Years ended December 31
	2007	2006	2005	2004	2003
High	1.0852	0.9105	0.8682	0.8504	0.7726
Low	0.8435	0.8531	0.7876	0.7165	0.6381
Average	0.9303	0.8817	0.8254	0.7684	0.7138
End of Period	1.0088	0.8581	0.8598	0.8319	0.7713

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Monthly
	October ‘07	November ‘07	December ‘07	January ‘08	February ‘08	March ‘08
High	1.0585	1.0852	1.0199	1.0092	1.0241	1.0146
Low	1.0016	1.0000	0.9803	0.9681	0.9832	0.9742

The exchange rate on April 9, 2008 was 0.9814.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons For The Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following is a discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance. This discussion is also described in Section 4 of the Company’s Annual Information Form dated March 28, 2008 filed as Exhibit 15.1 hereto and incorporated herein by reference.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc Corporation.

In 1998/2000, there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc Corporation’s operations or business.

As noted in section “Item 4.D.--Property, Plant and Equipment--10. Environmental Considerations--Nahanni National Park Reserve” of this Annual Report, in August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve. The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion. The area surrounding the Prairie Creek mine, containing approximately 367 square kilometres, is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted. While Canadian Zinc has been assured that its current rights will be respected, there is a risk that the Park Expansion will detrimentally impact the existing mining and access rights of Canadian Zinc.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licenses and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licenses and permits. However, such licenses and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licenses and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve. The Company has experienced long delays in obtaining permits to date. The Company expects continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine rules and permits. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this Annual Report at “Item 4.D.--Property, Plant and Equipment--10. Environmental Considerations--Environmental Obligations.”

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property, the Company must obtain regulatory approval, permits and licenses and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained, Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licenses necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek mine may not be able to operate.

Exploration and Development

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Exploration for minerals and development of mining operations involve many risks, most of which are outside the Company’s control. In addition to the normal and usual risks of exploration and mining, the Prairie Creek Property is situated in a remote location and does not have the benefit of infrastructure or easy access.

The development plan for the Prairie Creek Project is based upon a Scoping Study prepared internally by the Company in 2001 and which is now considered to be out of date and which should not be relied upon. A Scoping Study is not a Feasibility Study. The Scoping Study outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on a Resource Estimation carried out in 1998. The Resource Estimation does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is now over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attached to the proposed operation of aged equipment. The Company is also examining the various operating alternatives outlined in the 2001 preliminary Scoping Study (which is now considered to be out of date and should not be relied upon) and is working towards updating and converting the Scoping Study into a Pre-Feasibility study. The Pre-Feasibility study, which is being undertaken by SNC-Lavalin Inc., is scheduled to be completed in 2008.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

• The relative strength of the U.S. dollar against other currencies;
• Government monetary and fiscal policies;
• Expectations of the future rate of global monetary inflation and interest rates;
• General economic conditions and the perception of risk in capital markets;
• Political conditions including the threat of terrorism or war;
• Speculative trading;
• Investment and industrial demand; and
• Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its Common Shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of its Shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s Properties, will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this Annual Report are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc Corporation’s control. Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from mineral resource estimates for the following reasons:
• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves.

Any of these factors may require Canadian Zinc to reduce its mineral reserve and mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Key Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Native title or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Acquisitions

From time to time, Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Dividend Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $13.609 million through December 31, 2007.  There can be no assurance that the Company will be able to operate profitably during future periods.

Shareholder Dilution

As of the date hereof, the Company had share purchase options outstanding allowing the holders of these options to purchase 4,815,000 common shares and share purchase warrants outstanding allowing the holders to purchase 9,715,012 common shares.  Directors and officers of the Company (including former directors) hold 4,200,000 of these share purchase options and 615,000 share purchase options are held by employees of the Company.  None of the share purchase warrants are held by directors and officers. As of December 31, 2007 there were 120,213,962 common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Requirements of the Sarbanes-Oxley Act

In 2007, the Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As of December 31, 2007, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing this assessment.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

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

A.           History and Development of the Company

General Information. The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the name "Pizza Patio Management Ltd." The Company changed its name to "San Andreas Resources Corporation" on August 29, 1991 and to "Canadian Zinc Corporation" on May 25, 1999. The Company's principal place of business (which is also the registered office) is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9. The office telephone number is (604) 688-2001.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada under the symbol "CZN” and on the OTC Bulletin Board in the United States under the symbol “CZICF.” Canada is the place of domicile for the Company. The Company’s fiscal year end is December 31st in each year.

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

Acquisition of interest in Prairie Creek Property. Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property (“Prairie Creek”) from Nanisivik Mines Ltd. (an unaffiliated third party) (“Nanisivik”). Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in Prairie Creek, and a 60% interest in the plant and equipment,  subject to a net smelter royalty of 2%, in favour of Titan Pacific Resources Ltd. (“Titan”) with a maximum payout of $8.2 million.

The purchase price for the mineral interests was $3.25 million paid between 1993 and 1995 in full, in cash and shares. The purchase price was allocated $2.75 million to the land and $0.5 million to the plant and equipment.

In January 2004, the Company completed an agreement with Titan to purchase Titan's interest in Prairie Creek. Under the Agreement, the Company acquired the outstanding 40% interest in the physical plant and equipment at Prairie Creek, which it did not already own, and also repurchased the 2% net smelter royalty interest with a face value of $8.2 million. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.

Summary of recent financing activities. The Company relies on equity financings to fund its financial commitments.  Over the past five years the following, in overview, has occurred:
- 2003: The Company completed a number of financings to fund its ongoing programs, resulting in a total of $15.6 million being raised.
- 2004: The Company raised $2.4 million through the exercise of share purchase warrants and employee stock options.
- 2005: The Company raised $5.4 million through the private placement of shares and the exercise of share purchase warrants.
- 2006: The Company raised $22 million (net of share issue costs) through the private placement of shares and the exercise of share purchase warrants and employee stock options.
- 2007: The Company raised $10.2 million (net of share issue costs) through the private placement of shares and the exercise of share purchase warrants and employee stock options.

Principal Capital Expenditures. The Company’s principal capital expenditures during the three most recent fiscal years have focused on additional exploration and permitting activities at Prairie Creek. From January 1, 2005 to December 31, 2007, the Company incurred total cash expenditures of $20.1 million on Prairie Creek. During that period, a total of $10.3 million related to drilling and underground exploration while $5.6 million related to camp operation and project development. These expenditures have been capitalized for Canadian GAAP as reported in the Company’s financial statements. For U.S. GAAP purposes these expenditures are expensed as incurred.

B.            Business Overview

The Company’s principal focus is the exploration and development of the Prairie Creek mine, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

History of Prairie Creek. The original discovery of mineralization on the Prairie Creek Property was made in 1928 at the showing known as the “No. 5 Zone.” In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd. The claims lapsed in 1965 and were restaked by a prospector and subsequently conveyed to Cadillac Explorations Ltd. (“Cadillac“) in 1966. Cadillac also acquired a 182,590 acre prospecting permit. This permit expired in 1969 and 6,659 acres (210 claims) were selected by Cadillac and brought to lease.

During 1966 to 1969, trenching was carried out on a number of zones and underground exploration commenced. The property was optioned to Penarroya Canada Ltee. (“Penarroya”) in 1970 and the underground development was extended. Surface drilling and preliminary metallurgical testing was also conducted. Penarroya discontinued their work in late 1970 and Cadillac resumed full operation of the project. Cadillac further developed the underground workings and resampled the crosscuts in 1979.

In 1980, an independent feasibility study was completed by Kilborn Engineering (Pacific) Limited which resulted in a decision to put the property into production. In December 1980, Procan Exploration Company Ltd. (“Procan”) (a company associated with Nelson and Bunker Hunt of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the Kilborn feasibility study. Between 1980 and 1982, extensive mine development took place. Cadillac acquired a 1,000-ton per day concentrator and transported it to the minesite. The mill was erected and a camp constructed. Two adits were established and extensive underground development took place. During this time, the site was serviced by winter road and over 500 loads of supplies were transported to the site. Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing. Subsequently, Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

In 1991, Nanisivik acquired the property through the bankruptcy proceedings. In August 1991, Nanisivik granted the Company an option to earn a 60% interest in the property and in March 1993, the Company acquired a 100% interest in Prairie Creek, subject to a 2% net smelter return royalty in favour of Titan Pacific Resources Ltd. In January 2004, the Company acquired Titan’s 2% royalty and consolidated the Company’s 100% royalty free ownership interest in the Prairie Creek Property.

Between 1991 and 2000 the Company carried out various exploration programs on the Prairie Creek Property. In January 2001, the Company completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property. The preliminary study indicated the feasibility of a mining and milling operation on the site and identified a number of different development and production scenarios. The operation would utilize the existing mine and mill infrastructure that had been put in place in 1982, but which had never been operated.  Indicated capital costs for the new operation were estimated in 2000 to be $40.5 million, including the construction of an all weather access road to the site. The Scoping Study has not been updated and is now considered to be out of date. It is now anticipated that the capital costs to place the Prairie Creek Mine into production will be significantly higher than indicated in the 2001 Scoping Study.

In October 2007, an updated Technical Report (the “Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc., in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program, This report verifies and confirms the previous historical resource estimate completed by MRDI in 1998 and notes significant upgrades in resource categories. The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms that there remains a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

Permitting at Prairie Creek. The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve. The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions. Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time. The Company has experienced long delays in obtaining permits to date. The Company expects continuing difficulties with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Throughout the years 2003 through 2007, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process. In 2001, the Company applied for two surface exploration drilling permits, an underground exploration permit, a pilot plant metallurgical permit and a permit for use of part of the road from the Property. Following Environmental Assessment the two surface exploration land use permits were issued in 2001. The underground exploration and pilot plant permit applications were referred for Environmental Assessment which lasted throughout all of 2001, 2002 and into June of 2003.

In September 2003, a Land Use Permit and Water License for underground exploration and development and for metallurgical testing in a pilot plant were issued to the Company by the Mackenzie Valley Land and Water Board. An appeal to the Federal Court seeking judicial review of the decision of the Water Board to issue the Water License was filed in October 2003 by the Dehcho First Nations and heard by the Court in August 2005. In December 2005, the Court issued its Judgment directing the Water Board to reissue the License containing modified language which had been agreed between the Company and the Minister of Indian and Northern Affairs Canada. The License was reissued by the Board in February 2006.

In 2003, the Company submitted a separate application for a Land Use Permit for use of the existing road from the Liard Highway to the mine site and claimed legal exemption from the Environmental Assessment process. The claim for exemption was denied by the Water Board and the Company filed an appeal to the Supreme Court of the Northwest Territories. That Appeal was heard by the Court in December 2004. In May 2005, the Court issued its Judgment, ruling that the proposed development is exempt under the Act from Environmental Assessment. The Land Use Permit was issued in April 2007 and is valid for a period of five years to April 10, 2012.

           In the spring of 2004, the Company applied to the Mackenzie Valley Land and Water Board for an amendment to expand the area of the existing surface exploration Land Use Permit. The application was referred for Environmental Assessment and this assessment was conducted by the Mackenzie Valley Impact Review Board throughout 2005, culminating in a decision dated December 20, 2005 in which the Review Board recommended to the Minister of Indian Affairs and Northern Development  that the development proceed to the regulatory phase of approvals. On February 3, 2006, the Minister accepted the recommendations of the Review Board and the application was referred back to the Water Board to finalize the terms and conditions of the permit. The Land Use Permit was issued by the Board in May 2006, is valid for a period of five years and permits the Company to conduct exploration, including drilling, anywhere on the Prairie Creek Property.

In June 2007, the Company applied to the Mackenzie Valley Land and Water Board for a Class B water license to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work. Also in June 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation. The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Butte Dene Band. The Company received the quarry permit on February 29, 2008 and the Water License on March 20, 2008; the Water License is valid for a period of five years expiring March 19, 2013.

The Company is finalizing an application for a Class A Water License and related Land Use Permit to enable the operation of the Prairie Creek Mine and expects to file its application with the Mackenzie Valley Land and Water Board in 2008.

Other business opportunities. The Company continues to search for projects of merit and has examined a number of opportunities during the past couple of years, none of which have come to fruition at this time. The Company will scrutinize all new projects and carry out a thorough investigation of each property, before committing the Company’s capital and resources on any project.

C.            Organizational Structure

The Company has no subsidiaries.

D.           Property, Plant and Equipment

The properties of the Company are in the exploration and development stage only.  The Company has no producing properties and has not had any revenue from mining since incorporation. The existing infrastructure, including the mill, buildings, camp etc. is now more than twenty-five years old and, although it has been held under care and maintenance, it has lain idle for twenty-five plus years and was never operated.

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

•
Mineral Claims:  Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 hectares. Sufficient assessment work has been filed on these claims to hold them in good standing until July 19, 2008. Six additional mineral claims Way 1–6 covering an area of 10,196.18 acres were staked in 2006 adjacent to existing mining leases or mineral claims to enlarge the size of the Prairie Creek property and are in good standing until November 11, 2008.

All of the above leases and claims are in good standing at the date hereof.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Dehcho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Dehcho Process.  [Refer to “Item 4.D.--Property, Plant and Equipment--11. First Nations”].

In July 2003, as part of the Interim Measures Agreement between Canada and the DCFN as part of the Dehcho Process, Canada made an interim withdrawal of certain lands for a period of five years. Part of the lands withdrawn under the interim withdrawal order include the area represented by the Company’s Mining Lease No. 2854, a portion of Mining Leases No. 2931, 3314 and 3313 and part of the area over which the road that connects the Property to the highway passes. In accordance with Sections 19 and 23 of the Interim Measures Agreement, such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licenses, permits, reservations, benefits and privileges  and does not affect access to or across withdrawn land.

In July 2007, Canada made a further interim withdrawal of certain lands for the purpose of the potential expansion of Nahanni National Park Reserve. The lands withdrawn cover 28,000 square kilometres and completely surround but do not include the area of approximately 367 square kilometres surrounding the Prairie Creek Mine, which by Schedule 2 is specifically excluded from the Interim Land Withdrawal Order.

Both Interim Land Withdrawals expire in October 2008. See the details in “Item 4.D.--Property, Plant and Equipment--10. Environmental Considerations--Nahanni National Park Reserve.”

2.           Location, Access and Climate

The Prairie Creek Property is situated approximately 500 kilometres west of Yellowknife, the administrative centre of the Northwest Territories, in the Mackenzie mountain range that locally has an average relief of approximately 300 metres and comprises low mountains with moderate to steep sides and intervening narrow valleys. The Prairie Creek Property is located at an elevation of 850 metres above mean sea level. The valleys are well incised and the area is located within the Alpine forest-tundra section of the boreal forest, characterized by stunted fir and limited undergrowth. The trees, that grow at the lower elevations, give way to mossy, open Alpine-type country in the upper parts of the mountains.
[

CANADIAN ZINC CORPORATION
PRAIRIE CREEK MINE PROPERTY LOCATION
AREA OF MAP
CANADA
U.S.A.
PRAIRIE CREEK MINE
Norman Wells
Fort Norman
Great Bear Lake
Keller Lake
Wrigley
Lac la Martre
Root River
North Nahanni River
South Nahanni River
Flat River
Nahanni National Park Reserve
Access Road
Mackenzie River
Fort Simpson
Jean Marie River
Liard River
Nahanni Butte
YELLOWKNIFE
Great Slave Lake
Fort Providence
Hay River
Enterprise
Watson Lake
Fort Liard
Trout Lake
Tathlina Lake
Buffalo Lake
YUKON TERRITORY
NORTHWEST TERRITORIES
BRITISH COLUMBIA
ALBERTA
Wood Buffalo National Park
Fort Nelson
100 kilometres
PROP_LCTN.CDR

Year round access to the Property is provided by aircraft to a 3,000-foot gravel airstrip immediately adjacent to the camp. The Prairie Creek Property is also accessible by road which extends from the Property to the Liard Highway, a distance of 170 kilometres and which was originally permitted for use in the winter months throughout its full length and for year round use for the first 40 kilometres out from the mine site. In April 2007, the Company received a five year permit to use the road in the winter months. However, the road needs to be re-established and as described in this Annual Report at “Item 4.B.--Business Overview--Permitting at Prairie Creek”, the Company plans to rehabilitate part of the road during 2008 upon receipt of pertinent permits and authorization. The Liard Highway #7 is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

The climate is sub-Arctic, being characterized by long cold winters with pleasant summers. Snowfall is moderate and only minor difficulty has been experienced in operating throughout the winter months.

3.	Geological Setting

Regional Geology.

The 1987 Geological Survey of Canada Memoir 412 by Morrow and Cook provides the best description of the regional geological setting of the Property. Morrow and Cook describe the stratigraphy that accumulated during Siluro-Devonian time and formed in a paleo-basin adjacent to the ancient North American Platformal sediments. The east-dipping Tundra Thrust (that is located on the Property) and, 30 kilometres to the west, the west-dipping Arnica Thrust, define the present margins of the Prairie Creek paleo-basin in which accumulated a thick Devonian sequence of sediments, including the Cadillac and Funeral Formations.

Units within the Prairie Creek paleo-basin underwent structural deformation in the form of folds and faults during regional Laramide deformation. The prevalent regional structural trend is approximately north-south; the Prairie Creek paleo-basin is broken into a series of north-south trending, 5 to 20 kilometre wide fault blocks.

Property Geology.

Canadian Zinc’s existing mineral claims and leases overlie two major fault blocks of sediments: the Prairie Creek Block and western Gate Block. The north-eastern part of the Property also includes some of the marginal platformal sequence of rocks that are relatively undeformed by the faulting and folding that is apparent within the Prairie Creek paleo-basin sequence.

Marginal Platform. The northern part of the Company’s claims, from Lease 3313 south to the Way 2 mineral claim, straddles the Tundra Thrust, which separates the Prairie Creek paleo-basin sequence to the west from the platformal series of sedimentary formations to the east. The platformal sediments are relatively undeformed and comprise a stratigraphic sequence starting with the Road River Formation that is overlain by the Root River, Camsell and Sombre Formations (listed from oldest to youngest). Mississippi Valley-type mineralization is hosted in biohermal reefs of the Root River Formation, or facies equivalent.

In the southern part of the Company’s claims, a reverse fault continuation of the Tundra Thrust separates the Prairie Creek Block from the marginal platform, approximately two kilometres east of the Mine Site. The Platformal sequence in this area is dominated by a thick assemblage of Sombre Formation dolomites.

Prairie Creek Block. Overall, the southern part of the Property is outlined by a one to two kilometre wide, doubly plunging antiform with a north-south trending fold axis that is referred to as the Prairie Creek Block. It is bordered to the west by the so-called Gate Fault and to the east by the Tundra Thrust. It is underlain by a conformable sedimentary sequence including the Lower Ordovician Whittaker Formation dolomites, Silurian Road River Formation shales and the thinly bedded, limy shales of the Cadillac Formation. Lower to Middle Devonian Arnica and Funeral Formation dolomites and limestone overlie this assemblage on the northern part of the Property.

Structurally, the longitudinal arch of the antiform occurs approximately five kilometres south of the Mine Site. A local fault, referred to as the Prairie Creek fault, offsets the eastern flank of the antiformal fold and juxtaposes Cadillac stratigraphy against the Road River Formation. Erosion of the antiformal structure has resulted in windows of older Road River shales, cored by the Whittaker Formation dolomites. The antiform plunges at about 15 degrees to the north, so the geological units young in age to the north, which is also the case underground.

Gate Mineral Claims. The six contiguous Gate claims (that together define what is termed the Gate Block) are located to the west of the main mining leases and overlie similar type rock assemblages to those found on the Prairie Creek Block. Grassroots exploration was completed on this ground to test for mineralization similar to that found in the Prairie Creek Block.

The geological formations of the Whittaker and Road River Formations are known to occur within the Gate Block, as relatively flat-lying to gently dipping units. Compared to the Prairie Creek Block, there is much more exposure of the prospective Whittaker Formation in the Gate Block.

Main Zone Geology. The Mine Site is situated on the western flank of the Prairie Creek antiform, referred to as the Main Zone. It is Main Zone mineralization that was and is the focus for Mine development and exploitation

The three levels of available underground development assist in identifying the detail of Main Zone geology:
• 870 metre Level is collared in the Ordovician, Upper Whittaker Formation, which is the oldest geological formation in the Main Zone area and which forms the core of the Prairie Creek antiform;
• the Whittaker Formation is in turn overlain by a large exposure of the carbon-rich graphitic shales/dolomites of the Road River Formation;
• the iron-bearing Cadillac Formation shales overly the Road River Formation and are located immediately adjacent to the Mine Site; and
• the bluff-forming rocks immediately to the west of the Mine Site are formed by the cherty Arnica Formation which overlie the Cadillac Formation and form the more resistant hilltops in the immediate vicinity of the Mine Site.

Property Base Metal Mineralization.

Three main styles of base metal mineralization have been identified on the Property:  Vein mineralization (sulphide with secondary oxide), Stratabound sulphides and Mississippi Valley type sulphides (“MVT”). Exploration at Prairie Creek has revealed many base metal mineral showings along the entire 17-kilometre length of the Property. Historical exploration of the property has led to referencing some of these surface mineral showings by name and some by numbers.

• Quartz vein mineralization occurs in a north-south trending, 16 kilometre long corridor in the southern portion of the Property where the occurrences are exposed on surface;
• the mineralized vein showings are referred to as sequentially numbered Zones, some ofwhich are known to contain sub-surface stratabound mineralization:
- the subsurface area above the underground workings is referred to as Zone 3 or the Main Zone,
- extending for about ten kilometres to the south of the Mine Site is a semi-continuous pattern of other vein exposures referred to as Zones 4 to 12, inclusive,
- a further expression of vein mineralization, known as the Rico showing, is located approximately four kilometres to the north of the Main Zone; and
• the MVT showings in northern section of the Property are developed over a distance of approximately ten kilometres. They are referred to, from north to south, as the Samantha, Joe, Horse, Zulu, Zebra and Road showings.

Stockwork and stratabound mineralization is not exposed on surface; it has only been intersected in drillholes. These mineralized bodies have not been individually named.

Vein Mineralization. Vein mineralization comprises massive to disseminated galena and sphalerite with lesser pyrite and tennantite-tetrahedrite in a quartz-carbonate-dolomite matrix. Secondary oxidation is locally developed to variable levels of severity, yielding mainly cerussite (lead oxide) and smithsonite (zinc oxide); minor oxidation only of tetrahedrite-tennantite has been found. Silver is present in solid solution with tennantite-tetrahedrite and to a lesser extent with galena. Vein widths vary between less than 0.1 metre and more than five metres; overall averages indicate a horizontal thickness (i.e. not true thickness) of approximately 2.7 metres.

The most extensively developed vein is the Main Quartz Vein which trends approximately north-south and dips between the vertical and 40 degrees east (average = 65 degrees east). It remains open to the north and is expected to continue for a further four kilometres to the south, evidence for which is the so-called Rico showing. Diamond drilling to depth has indicated its transverse continuance, but little information is currently available below an elevation of 600 metres above mean sea level (i.e. about 250 metres below the Mine Site elevation).

Vein mineralization developed within the cherty dolomites of the Ordovician-Silurian, Upper Whittaker Formation and shaley dolomites of the lower Road River Formation. It apparently formed in axial plane of weakness within the Prairie Creek structural antiform:

• it is thought that the more competent units of the Lower Road River and Whittaker Formations more readily formed tension features in which vein sulphide mineralization is hosted; and
• the rock type changes to a much more graphitic shale in the mid- and upper-parts of the Road River Formation, which units are less competent and provide a poor host for the vein-type formation.

For example, at the end of 930 metre Level the Main Quartz Vein can be seen to dissipate into the mid- Road River shales. The vein does not appear to be well developed in either the upper shales of the Road River and Cadillac Formations.

Preliminary structural evidence suggests that the various mineralized vein showings might be structurally linked, as a series of en-echelon segments comprising a single, but nevertheless structurally complex, mineralized vein structure. The presence of an en-echelon vein structure might go a long way to explaining the apparent off-sets between the various vein showings.

Towards the end of 930 metre Level (at Crosscut 30) a series of narrow (average 0.5 metre wide), massive sphalerite-tennantite veins are developed at about 40 degrees to the average trend of the Main Quartz Vein. This mineralization is referred to as the (vein) stockwork that is postulated to have developed in tensional openings formed by primary movement along the main vein structure. Oxidation is not apparent; the sulphide mineral assemblages are reported by the Company to be similar to those outlined for Main Quartz Vein material

Stratabound Mineralization. Stratabound mineralization was discovered in 1992 while drilling to extend Vein resources at depth. So far indications of Stratabound mineralization have been found by drilling along the trend of the Prairie Creek Vein System over a strike length of more than 3 kilometres. This type of deposit has so far been located by drill holes in the Main Zone as well as in Zones 4, 5 and 6.

Oxidation is low in stratabound mineralized material, the sulphide mineralization:
• is generally fine-grained, banded to semi-massive and comprises massive fine-grained sphalerite, coarse-grained galena and disseminated to massive pyrite (silver is contained in solid solution within galena);
• contains no tennantite-tetrahedrite and very little copper; and
• contains only half as much galena as, but substantially more iron sulphide/pyrite than, typical vein material.

The majority of stratabound massive sulphides located thus far occur mainly within a Mottled Dolomite unit of the Whittaker Formation, which the mineralization totally replaces without any significant alteration. The stratabound sulphides are developed close to both the vein system and the axis of the Prairie Creek anticline; the vein structure cuts through the stratabound indicating the vein to be younger than the stratabound deposit. An apparent thickness of 28 metres of stratabound mineralization has been intersected in Main Zone drillholes where it occurs approximately 200 metres below 870 metre Level.

Mississippi Valley Type Sulphides – (“MVT”). The MVT mineralization found on the Property is comprised of colliform rims of sphalerite, brassy pyrite-marcasite and minor galena, with or without later dolomite infilling. The mineralization appears to occur discontinuously within coarse biohermal reefs of the Root River Formation, and always at approximately the same stratigraphic horizon. It appears to be classic MVT mineralization, insofar as it occurs in open cavity-type settings.

4.           Gate Claims

During 1999, the Gate 1-4 Mineral Claims were staked covering an area of 9,245.35 acres to the west of the main property adjacent to the existing land holdings. A small exploration program on the newly staked mineral claims consisted of geological mapping, soil and rock sampling over areas that contain similar geology with that of the Prairie Creek Property. This exploration resulted in the discovery of a Vein in outcrop, with select samples grading similar with that of the main established Vein at the Prairie Creek Property. Also, a large zinc soil anomaly was located over favourable geology. A small heli-portable drilling program was carried out on part of the Gate Claims during 2007, but revealed no significant mineralization in drillcore.

5.           2001 Scoping Study

In 2000/2001, the Company completed a preliminary Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.

The Study took six months to complete and included metallurgical testwork, mill re-design, alternative mining methods, inclusion of paste backfill in the mine design, capital and operating cost estimates, a review of smelter terms and conditions for the Prairie Creek concentrates and other operating parameters. In connection with the Scoping Study, further metallurgical samples were collected and the mill equipment was reassessed. The road access corridor, tailings pond and the underground workings were re-examined for future production considerations and capital cost estimates. The Scoping Study was prepared in house using consultants and contractors at a cost of approximately $0.4 million. The Scoping Study has not been updated.

The complete Scoping Study, dated January 29, 2001, has been filed in Canada on SEDAR, and may be found under the Company’s profile on SEDAR at www.sedar.com [Technical Reports April 24, 2001].

It should be noted that the economic assessment in the Scoping Study was preliminary and based, in part, on mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves in accordance with National Instrument 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. In addition, the Scoping Study was preliminary in nature, despite the existing underground development and the on-site mill, and the assumptions made within the Scoping Study and its subsequent results may not be attained.

The Scoping Study outlined the plan for the development of the Prairie Creek Project was based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation. The Resource Estimation does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is now over twenty-five years old and although it has been held under care and maintenance it has lain idle for more than twenty-five years and was never operated. There is a significant risk attaching to the proposed operation of aged equipment.

The Scoping Study is now considered to be out of date and should not be relied upon. The indicated capital costs were estimated in 2000 and are now outdated. The Company anticipates that the capital costs to place the Prairie Creek Mine into production will be significantly greater than estimated in the Scoping Study.

6.           2006/2007 Work Program and Exploration Activities

During 2006, the Company undertook a major underground exploration and development program driving a new decline about 400 metres within the underground mine, from which a detailed underground drilling program was initiated.  A surface exploration program was carried out on Zone 5 about five kilometres south of the minesite.

During 2007, the Company continued the underground drilling program which commenced in 2006. Underground drilling was carried out from drill stations at 50 metre intervals along a new 400 metre internal decline. Phase 1 of the drilling program was completed in early June 2007 and consisted of 400 metres of decline development from which 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations have been completed. The results of the Phase 1 program were incorporated into a Technical Report dated October 12, 2007 which was prepared in accordance with the standards in National Instrument 43-101 as described below at “Item 4.D.--Property, Plant and Equipment--7. 2007 Resource Estimation.”

Phase 2 of the underground exploration program commenced in August 2007 with the completion of a further 200 metre extension of the underground decline to create additional underground drill stations. The underground drilling program from the new drill stations commenced in late September 2007 and continued until December 2007. Ten holes totaling 2,407 metres of coring were completed, all of which intersected mineralization.

Further details with regard to the work undertaken in 2007 are detailed in this Annual Report at “Item5.A.--Operating Results.”

7.           2007 Resource Estimation

In October 2007, an updated Technical Report (the “Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons) in compliance with the standards in National Instrument 43-101, following the results of part of the 2006/2007 underground drilling program,. This report verifies and confirms the previous historical resource estimate completed in 1998 and notes significant upgrades in resource categories resulting from the 2006/2007 underground drilling.

The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms that there remains a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential. A summary table is presented below:

Zone	Classification	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Main Quartz Vein	Measured	938,624	211.89	0.465	11.63	13.11
	Indicated	2,944,862	212.39	0.472	12.67	11.16
	Measured + Indicated	3,883,486	212.27	0.470	12.41	11.63
	Inferred	5,516,297	215.53	0.516	11.46	13.55
Stockwork	Indicated	682,165	50.15	0.112	2.68	5.85
	Inferred	4,045	51.31	0.126	2.51	5.54
Stratabound	Measured	611,417	67.60	-	6.68	10.85
	Indicated	663,261	62.00	-	5.53	10.15
	Measured + Indicated	1,274,678	64.70	-	6.08	10.49
	Inferred	21,234	55.70	-	5.65	10.49
Combined	Measured	1,550,041	154.90	0.282	9.67	12.22
	Indicated	4,290,288	163.30	0.342	9.98	10.16
	Measured + Indicated	5,840,329	161.10	0.326	9.89	10.71
	Inferred	5,541,576	214.80	0.514	11.43	13.54
Note: copper grades for stratabound material were not estimated due to the consistently low to negligible assay grades reported in the available database.

Cautionary note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Highlights of the Report include:
•	Total Measured and Indicated Resource calculated at 5.8 million tonnes at >20% combined lead and zinc;
•	Measured Resources in Vein tonnage increased 73% at 25% combined lead and zinc with 212 grams per tonne silver;
•	Indicated Resources in Vein tonnage increased 105% at 24% combined lead and zinc with 212 grams per tonne silver;
•	Inferred Resource in Vein calculated at 5.5 million tonnes at 25% combined lead with silver with 216 grams per tonne silver;
•	Average increase of 10% in silver grades; and
•	Confirmation of grade and continuity in a NI 43-101 compliant resource report.

The Measured and Indicated Resource is now capable of supporting a mine life in excess of ten years at the planned 1,000 – 1,300 tonnes per day production rate.

The complete Technical Report has been filed on SEDAR, and may be found under the Company’s profile on SEDAR at www.SEDAR.com  [Technical Report (NI 43-101) October 16, 2007].

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

National Instrument 43-101 Definitions

National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A “mineral reserve” is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A “proven mineral reserve” is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A “probable mineral reserve” is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A “mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

A “feasibility study” is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production. A “preliminary feasibility study” or “pre-feasibility study” is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve. “Cut-off grade” means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to mineral extraction and upon costs of production and metal prices.

8.           2008 Pre-Feasibility Study

The Company is now examining the various alternatives outlined within the 2001 Scoping Study and is working towards updating and converting this into a Pre-Feasibility study. As a prelude to completing the Pre-Feasibility program, the Company has carried out the following programs:

During 2004, 2005 and 2006 metallurgical testing was carried out on the mineralization from the Prairie Creek Mine. During 2004 representative bulk samples of vein mineralization were extracted from various locations within the existing underground workings at the Prairie Creek Mine. In addition, diamond drill core samples of Stratabound Mineralization were also collected from this deeper lying deposit which has not yet been accessed by underground development. Vein mineralization type was collected in the upper and lower level of existing developed underground workings. It is typically high in zinc, silver and lead in a mixture of sulphide and oxide minerals. Stratabound mineralization contains zinc, lead, silver and iron sulphide minerals.

The metallurgical samples were shipped to SGS Lakefield Research Laboratories at Lakefield, Ontario (“SGS Lakefield”) where a total of 60 bench scale tests were undertaken over six months under the direction of the Company’s metallurgical consultant. The samples were first assayed for both sulphide and oxide mineralization and then combined into composite samples to ensure true representation of the Prairie Creek mineral deposit. Mineral samples from two separate zones of vein mineralization (Upper and Lower Zones), and including both sulphide and oxide mineralization, and from the stratabound zone, and additional composite samples from all three zones, were tested to develop and optimize the Prairie Creek mill flow sheet. The batch and locked cycle tests provided extensive analytical information and positive metallurgical results.

During 2006, a new metallurgical bulk sample was collected from multiple headings of the vein within the existing underground development and also shipped to SGS Lakefield for further testing and optimization studies. These samples were composited and blended to create representative samples of the ore that will provide feed to a future operating mill. The metallurgical program has shown that heavy media separation, demonstrated in earlier tests, is repeatable and that higher grade concentrates can be produced by processing the upgraded material.

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of usual penalties for elevated impurity levels, including mercury, in the Vein zinc, lead and copper concentrates.

The development plan for the Prairie Creek Project will now be updated and based upon the updated Technical Report with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek which was independently prepared by Minefill Services Inc. as described in “Item 4.D--Property, Plant and Equipment--7. 2007 Resource Estimation.” The Pre-Feasibility Study, which is being undertaken by SNC-Lavalin Inc., is scheduled to be completed in 2008.

9.           Permitting at Prairie Creek

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

Water License N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 1, 1982, pursuant to the Northern Inland Waters Act and Regulations, authorizing the use of up to 1,150 m3/day and 420,000 m3/year of water from the Prairie Creek Valley Aquifer and setting standards for discharge of process effluent to Prairie Creek. Land Use Permit N80F249 was issued July 2, 1980, for the road connecting Prairie Creek to the Liard Highway, the first 40 kilometres being permitted for year round use with the remaining 130 kilometres permitted for use in winter months only. The Land Use Permit was extended in 1981 and again in 1982 to June 1983. Surface Leases were issued for the minesite area and airstrip. The Water License and Land Use Permit subsequently expired.

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

The Mackenzie Valley Resource Management Act (“MVRMA”) or (the “Act”) was enacted in 1998 for a defined area called the “Mackenzie Valley,” which includes the area where the Prairie Creek Mine is situated.  Prior to that, the applicable legislation was the Canadian Environmental Assessment Act, S.C. 1992 c.37. (“CEAA”)  The CEAA no longer applies in the Mackenzie Valley, except under very specific situations.

The MVRMA is a piece of federal legislation that creates an integrated co-management structure for public and private lands and waters throughout the Mackenzie Valley in the Northwest Territories. The Act was proclaimed on December 22, 1998; however, Part IV, which establishes the Mackenzie Valley Land and Water Board, was not proclaimed until March 31, 2000.

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

The Act established these public boards to regulate the use of land and water, to prepare regional land use plans to guide development, and to carry out environmental assessment and reviews of proposed projects in the Mackenzie Valley. The Act also makes provisions for monitoring cumulative impacts on the environment, and for periodic, independent environmental audits.

These Boards are charged with regulating all land and water uses, including deposits of waste, in the areas in the Mackenzie Valley under their jurisdiction. As institutions of public government, the Boards regulate all uses of land and water while considering the economic, social and cultural well-being of residents and communities in the Mackenzie Valley.

The MVRMA ensures a greater role for Aboriginal people in land use planning, environmental assessment, and the regulation of land and water use. As stated in the MVRMA, “the purpose of the establishment of boards by this Act is to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians” (Section 9.1. MVRMA).  To reflect the desire of First Nations to be more actively involved in resource management decision-making, half the members of each Board are nominated by First Nations, and half by the Federal and Territorial governments. Public boards are formed through nominations. Under the land claims agreements, First Nations are entitled to nominate one-half of the members of the board, reflecting the board’s jurisdiction over all lands including First Nation settlement lands. The Federal Government, Territorial Government and First Nations can each nominate at their own discretion.

The Act also anticipates amendments to accommodate new land settlements and self-governments as they are finalized. As land claims are settled, the Act provides for additional regional boards to be established in the Dehcho, North Slave and South Slave regions. The Dehcho area is not settled. Prior to additional regional Boards being established, First Nations in the Dehcho region were asked to participate in the new system by recommending members to the Mackenzie Valley Environmental Impact Review Board and the Mackenzie Valley Land and Water Board.

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

Land and water boards issue land use permits and water licenses under the Mackenzie Valley Land Use Regulations and the Northwest Territories Waters Act and Regulations, within the Mackenzie Valley.

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

After consultation with the Land and Water Board, the Minister of DIAND may give written policy direction to the Board with respect to the exercise of any of its functions. The Minister also approves the issuance of Type ‘A’ water licenses.  Regarding a Type ‘A’ water license, the Minister may attach terms and conditions such as provision for a security deposit, a requirement for water quality and quantity measurements, and a requirement for abandonment and restoration plans.

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

DIAND inspectors are responsible for ensuring compliance with legislation, regulations and the terms and conditions that are part of permits and licenses issued by the Land and Water Boards. These responsibilities are exercised by DIAND under the authority of the Territorial Lands Regulations, Territorial Quarry Regulations, Canada Mining Regulations and the Federal Property Regulations.

Under the Northwest Territories Waters Act, S.C. 1992, (C.29) (Waters Act) no person can use water or deposit waste in specific areas in the Northwest Territories without a license to do so. Section 102 of the MVRMA provides that it is the MVLWB which has the jurisdiction with respect of all uses of water and deposits of waste in the area for which a license is required under the Waters Act. The MVLWB may issue, amend, renew and cancel licenses in accordance with the Waters Act and exercise any other power of the Northwest Territories Water Board under the Waters Act.

The stated objective of the MVLWB is to “regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians.” The MVLWB’s main function which is relevant to the Company, is to issue land use permits and water licenses on land in unsettled land claim areas in the Mackenzie Valley, inclusive of the Dehcho area.

On November 7, 2007, the Minister of Indian Affairs and Northern Development announced the Northern Regulatory Improvement Initiative and the appointment of a Special Representative responsible to advance this initiative. As announced by the Minister, the Northern Regulatory Improvement Initiative is a strategy to improve the current regulatory regime and the overall Northern regulatory environment and to ensure that regulatory regimes across the North are effective and predictable, and will better equip the North to develop and benefit from its resources in the best way possible. The Minister’s Special Representative has been asked to work to improve existing regulatory regimes across the North, and to submit a report to the Government of Canada outlining proposed recommendations for advancing the regulatory regime, after which Canada will develop a strategy for action. The Special Representative is expected to report to the Minister in April 2008.

(b)	Permitting Process

All applications for a land use permit or a water license in relation to a development in the Mackenzie Valley are made to the Water Board or one of its regional boards, as determined by the location of the development. In the case of Prairie Creek, being located within the Dehcho First Nations territory, for which a land claim settlement agreement has not as yet been reached, applications are processed by the MVLWB.

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

The environmental impact assessment process is triggered by an application to the MVLWB for a water license. The application requires the inclusion of certain baseline and other technical information to allow them to be appropriately assessed and processed. Information provided with an application is used for undertaking a preliminary screening and for regulatory review of the application.

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

The environmental impact review (“EIR”) stage is a detailed analysis and public review. This is normally reserved for development projects where the environmental impact may be significant and could include public hearings in affected communities. An environmental impact review is conducted by a panel consisting of members of the Mackenzie Valley Environmental Impact Review Board, as well as any expert members they may appoint. The panel is required to issue terms of reference and the applicant must submit an impact statement. There must be public notification of the submission of the impact statement, and public consultation or hearings in communities which may be affected by the development. The panel conducts an analysis of the information received.

Upon completing the assessment, the MVEIRB submits its Environmental Assessment Report (“EAR”) to the Federal Minister of Indian Affairs and Northern Development who is responsible for distributing the EAR to other Ministers with jurisdiction over the proposed development (s.128).

The Minister of DIAND, along with the other Responsible Ministers, is required to make a decision on the EAR. The Minister may adopt the recommendations of the Mackenzie Valley Environmental Impact Review Board, refer the report back to the Review Board for further consideration (s.130) or reject the Report and order further environmental impact review. Once the recommendations contained in the EAR are adopted by the Minister, and the other responsible Ministers, those recommendations are to be included by the MVLWB as conditions of any Water License or Land Use Permit that it issues for that proposed development (s.62).

When finally adopted by the Minister the application is sent to MVLWB for issuance of permits and licenses by the MVLWB in the regulatory phase. The regulatory phase is the process of issuing regulatory authorizations once the development is approved through the environmental assessment process. The authorizations include terms and conditions which reflect the recommendations approved during the EA process, as well as other standard conditions for carrying out development.

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

However, Section 157.1 of the Act provides that Part 5 does not apply in respect of any license, permit or other authorization related to an undertaking that is the subject of a license or a permit issued before June 22, 1984, except the license, permit, or other authorization for an abandonment, decommissioning or other significant alteration of the project.

Section 157.1 of the Act has been considered by the Court of Appeal of the Northwest Territories in the case North American Tungsten Corporation Ltd. V Mackenzie Valley Land and Water Board (2003 NWTCA5).  In that case the Court said (at paragraphs 24 to 27):

“24           However, both the Comprehensive Agreements and the MVRMA also clearly recognize that a full scale environmental review will not be appropriate in respect of certain existing permits, projects and licenses. Instead, both reflect some grandfathering of existing developments is required to balance competing interests. Those interests include the legitimate goal of protecting land and water resources in the Mackenzie Valley for the benefit of its citizens, on the one hand, while, at the same time, exempting from the full force of the new environmental legislation undertakings developed under an earlier legislative regime. For example, the Comprehensive Agreements explicitly protect certain mineral interests, and arguably the rights associated therewith, in existence as of the date of the settlement legislation.”

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

“26           Further confirmation that Parliament did not intend the MVRMA to interfere with existing rights can be seen in the fact that even pending applications for permits and licenses are to be dealt with under the prior applicable legislation and not under the MVRMA….”

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

The Prairie Creek Project was the subject of both a Water License and Land Use Permit issued prior to June 22, 1984.

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

In a written decision dated May 6, 2005, in the case Canadian Zinc Corporation v Mackenzie Valley Land and Water Board (SCNWT S-0001-CV2004), the Supreme Court of the Northwest Territories ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the environmental assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”).

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

(d)	Recent Permitting History at Prairie Creek

In 1992, the Company was granted an Exploration Land Use Permit by the Minister of Indian Affairs and Northern Development under the Territorial Lands Act. Further baseline studies were undertaken in 1994 in support of planned re-development and permitting activity at that time. A new Exploration Land Use Permit N95F346 was issued by the Minister in 1995 under the Territorial Lands Act, which included use of a portion of the winter road.

In 1995, environmental and geotechnical studies were carried out to facilitate the pre-production permitting process. A project description report was compiled by Rescan Environmental Ltd. and filed with the Northwest Territories Regional Environmental Review Committee (“RERC”). This report contains details of all the environmental work completed at the Prairie Creek Property. The report was filed to elicit terms of reference for an initial environmental evaluation report. A permit application was screened in 1995 as a Level 1 screening pursuant to the Canadian Environmental Assessment Act (CEAA) and it was determined that that project could proceed as it was not likely to cause significant adverse effects pursuant to section 20(1)(a) of the CEAA. A Land Use Permit Application for upgrading the access road to an all-weather road was also filed with the appropriate government agency. While the re-permitting process was subsequently discontinued in 1995, these studies represent a significant contribution to the environmental information database in support the Prairie Creek Project.

The Mackenzie Valley Land and Water Board (“MVLWB”) was created on March 31, 2000. The MVLWB and its associated regional boards took over regulatory functions previously performed by the DIAND, the Northwest Territories Water Board, and the Government of the Northwest Territory’s Department of Municipal and Community Affairs on Commissioner’s Lands.

The Company initiated preliminary discussions with the new MVLWB and regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the Prairie Creek Mine. A follow up presentation was made to the Governmental Mineral Development Advisory Group (“MDAG”) in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of applications for permits and licenses for the Prairie Creek Mine.

Since August 2000, Prairie Creek has undergone six Environmental Assessments by the MVEIRB and has received five separate Land Use Permits and two Water Licenses to carry out exploration and development at the Prairie Creek Mine and in the immediately surrounding area, through the new Mackenzie Valley Resource Management Process.

(e)	Land Use Permit – Phase 1 Exploration

Canadian Zinc applied to MVLWB on July 28, 2000, for a Land Use Permit (“LUP”) (MV2000C0030) to carry out a seven drill hole program  and to access the Sundog (or CAT) Camp located along the winter road to retrieve fuel and clean up the camp area, which work was planned for the fall of 2000. On October 4, 2000, MVLWB referred the application to the Mackenzie Valley Environmental Impact Review Board for environmental assessment. The application was then split into separate LUP applications with specific reference to the drilling program and the Cat Camp clean-up.

Following environmental assessment, a LUP was issued by MVLWB on June 14, 2001, which permitted the seven drill hole program (MV2000C0030A).

(f)	Sundog (CAT) Camp – Clean Up Permit

On May 9, 2001, the Review Board issued its Report to the Minister recommending that the Cat Camp permit be approved but that the work be done in winter 2001/2002. Canadian Zinc preferred to do it in the summer season when the Prairie Creek Camp was open and there would be easier access. In June 2001, Environment Canada issued a direction to DIAND to take steps to prevent the deposit of petroleum products at Cat Camp into the surrounding environment.  In March 2002, DIAND flew in and incinerated the fuel. On June 17, 2002, three months after the fuel was incinerated, the Minister of Indian Affairs and Northern Development referred the Environmental Assessment Report back to the Review Board for further consideration, pointing out that it was no longer possible to carry out the proposed development work as there was no longer any fuel to be retrieved.  In July 2002, the Review Board dismissed the proceeding.

(g)	Land Use Permit – Phase 2 Exploration

On March 5, 2001, the Company submitted a Land Use Permit application for a Phase 2 Exploration Drilling Program and this application was also referred for Environmental Assessment. After Environmental Assessment by the Review Board, on November 30, 2001, the Water Board issued Land Use Permit MV2001C0022A, valid for a period of five years, authorizing the drilling of up to 60 exploration holes on the Zone 3 Mining Lease and within 1,000 metres of the Prairie Creek Mine. In November 2006, this Land Use Permit was renewed for a further period of two years to November 30, 2008.

(h)	Water License and Land Use Permit – Underground Development

The Company applied to the Mackenzie Valley Land and Water Board on March 5, 2001 for Type ‘B’ Water License and a Land Use Permit (MV2001L2-0003) for underground decline development and metallurgical pilot plant operation planned for the Prairie Creek Mine. The application was distributed to government agencies, First Nations communities and other organizations in order for the MVLWB to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

However in April 2001, both the Parks Canada Agency and Pehdzeh Ki First Nation referred the proposal to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment (“EA”) pursuant to section 126(2) of the MVRMA. The referral to EA occurred prior to the Water Board’s completion of its preliminary screening of the proposed development.

The Environmental Assessment was conducted throughout 2001 and into 2002. The MVEIRB submitted its Report of Environmental Assessment (“EA Report”) on February 5, 2002 to the Minister of Indian Affairs and Northern Development. On September 3, 2002, the Minister requested that, as per section 130(1)(b)(i) of the MVRMA, the MVEIRB was to give further consideration to unresolved issues in the EA Report relating to the tailings containment area and water treatment in general.

Following further assessment the MVEIRB submitted its Reasons for Decision on April 4, 2003, outlining recommended revisions and additions to the recommendations in its February 5, 2002 EA Report. On June 16, 2003, the Minister approved the Reasons for Decision and directed the MVLWB to proceed with the licensing process.

On September 10, 2003, the Water Board approved the issue of Water License MV2001L2-0003, and the Land Use Permit MV2001C0023 subject to the conditions set out therein. The Water License contains the terms and conditions that the Board felt necessary to protect the environment, conserve the water resources of the Prairie Creek watershed and provide appropriate safeguards in respect of the Company’s use of waters and deposit of wastes.

On October 10, 2003, an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Ki  First Nation and the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking Judicial Review of the decision of the Water Board to issue the Water License to the Company. The Applicants’ grounds were that the Water Board issued the Water License without including certain conditions included in the recommendations of the MVEIRB and in the Minister’s approval, and that the Water Board failed to provide the Applicants with adequate consultation throughout the License process. Subsequently, both the Attorney General of Canada, representing the Minister of Indian Affairs and Northern Development and the Canadian Parks and Wilderness Society, represented by the Sierra Legal Defense Fund, applied to the Federal Court to be joined as Intervenors in this Appeal.

The Judicial Review hearing was heard by the Court in August 2005. The Lawyers representing the First Nations had argued that the Water Board had exceeded its jurisdiction in issuing the Water License without including certain conditions on water treatment which had been recommended by the Mackenzie Valley Environmental Impact Review Board and approved by the Minister, and that the Water Board had failed to observe the principles of natural justice.

In December 2005, the Court issued its Judgment directing the Water Board to reissue the Water License with the inclusion of additional language which had been agreed between the Company and the Minister of Indian Affairs and Northern Development. On February 6, 2006, the Water Board reissued the Water License incorporating the wording as per the Order of the Federal Court of Canada. The Water License is valid for a period of five years expiring September 10, 2008.

As contemplated in the Water License, the following plans were prepared and have been approved by the Water Board:  Minewater Treatment Contingency Plan; Effluent Treatment Options Plan; Abandonment and Reclamation Plan. An existing Fuel Spill Contingency Plan was revised and approved. A Probable Maximum Flood calculation was updated and approved, and flood protection structures and the tank farm facility and associated containment structures were inspected and approved.

(i)	Water License and Land Use Permit – Underground Development

  In May 2003, the Company applied to the MVLWB for a Land Use Permit for use of the existing Winter Road from the Liard Highway to the Prairie Creek Mine. The Company argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act. [See “Item 4.D.--Property, Plant and Equipment--9. Permitting at Prairie Creek--(c) “Grandfather” Provisions.] The Company’s argument was rejected by the Water Board on June 1, 2004. The Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board. The Appeal was heard by the Supreme Court in December 2004.

In a written decision dated May 6, 2005, in the case Canadian Zinc Corporation v Mackenzie Valley Land and Water Board (SCNWT S-0001-CV2004), the Supreme Court of the Northwest Territories ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the Environmental Assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”).

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

On April 10, 2007, the Water Board approved the issue of Land Use Permit MV2003F0028 for a period of five years to April 10, 2012.

(j)	Land Use Permit – Phase 3 Exploration

In April 2004, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for an amendment to its previously approved Land Use Permit  MV2001C0022A allowing a 60 hole mineral exploration program within 1,000 metres of the Prairie Creek Mine site facility. The amendment was submitted in order to obtain permission to drill anywhere on the extensive mineral leases and claims held by Canadian Zinc at the Prairie Creek Property. Following a Preliminary Screening in June 2004, the Water Board referred the proposed development for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board citing “public concern about the cumulative effects of this project on the South Nahanni Watershed”.

A detailed Environmental Assessment was carried out throughout 2005.  Five government agencies, two first nations and one non-governmental organization (CPAWS) participated in the Environmental Assessment, which continued over a period of about eighteen months. Canadian Zinc submitted a Detailed Development Description dated December 2004. The Review Board issued its Terms of Reference in April 2005 and held scoping sessions (public meetings) during March and April 2005 in the NWT communities of Fort Liard, Fort Simpson and Wrigley, NT. Canadian Zinc submitted its Developer’s Assessment Report in May 2005 and Technical Reports were submitted by the end of August 2005.  A Public Hearing was held in Fort Simpson, NT, on October 6, 2005.

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

In February 2006, the Minister of Indian Affairs and Northern Development, and on behalf of the Responsible Ministers with jurisdiction (Environment and Natural Resources, Government of the Northwest Territories, Fisheries and Oceans, and the Minister of the Environment on behalf of Environment Canada and Parks Canada), approved the report of the Review Board.

In May 2006, the MVLWB issued the Land Use Permit for the Phase 3 exploration drill program, which is valid for five years commencing May 11, 2006.

(k)	Water License and Quarrying Permit – Road Rehabilitation

After receiving the Land Use Permit MV2003F0028 on April 11, 2007, for the Winter Road from the Water Board the Company was advised that additional permits were required in order to carry out the rehabilitation work on the road. In June 2007, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for a Class B water license (MV2007L8-0026) to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work. Also in June 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation.

In June 2007, the Dehcho First Nations claimed that the rehabilitation work constituted a significant alteration to the Winter Road project and requested that the application of the water license for the proposed rehabilitation work be referred for Environmental Assessment. In December 2007, the Mackenzie Valley Land and Water Board rules that the proposed rehabilitation work did not constitute a significant alteration.

The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Band. The Company received the quarry permit on February 29, 2008, and the Water License on March 20, 2008; the Water License is valid for a period of five years expiring March 19, 2013.

(l)	Permit Delays

Since August 2000, Canadian Zinc has been working on moving the Prairie Creek Project through the permitting process. The Mackenzie Valley resource management and permitting process is very cumbersome, slow and political, and to date has caused extreme delays to the Company in its efforts develop the Prairie Creek Property. Various permit applications have been the subject of six separate Environmental Assessments. Five Land Use Permits, including a permit to use the access road in winter months, and two Water Licenses have been issued to the Company since 2001 and two appeals for judicial review have been made to the Courts, in both of which the Company has prevailed.

The Company plans to apply for the Land Use Permit and Type ‘A’ Water License for the commercial operation of the Prairie Creek Mine in 2008, once the project description report can be finalized for the application submittal. Originally the Company intended to file this application during 2007. However, this timeline was delayed as a result of the Company updating a detailed Mine Plan based on incorporating all the Phase 1 and 2 underground drilling results and the unexpected delays with regard to the road rehabilitation permitting process. The Company plans to submit the applications as soon as possible. It is estimated that the processing of this permitting work will take around two years and cost between $3 and $5 million, depending on the level of environmental review and assessment work required to be carried out.

10.    Environmental Considerations

Nahanni National Park Reserve

The Prairie Creek Mine, located adjacent to Prairie Creek, is within the watershed of the South Nahanni River, 32 kilometres upstream of the point where Prairie Creek crosses the boundary of the Nahanni National Park Reserve and 48 kilometres upstream of the point where Prairie Creek joins the South Nahanni River. The confluence of Prairie Creek and the South Nahanni River is 65 kilometres upstream of the point where the South Nahanni River leaves the Nahanni National Park Reserve crossing its downstream boundary.

The South Nahanni River is 500 kilometres in length of which 300 kilometres are contained within the Nahanni National Park Reserve. The watershed of the South Nahanni River is 37,000 km2, of which 4,766 km2 are contained within the Nahanni National Park Reserve. The watershed of Prairie Creek above the minesite is 495 km2, or less than 2% of South Nahanni watershed. In accordance with the relative sizes of their respective watersheds, water flow in the South Nahanni averages 75 times that of Prairie Creek and ranges from 50 to 180 times as much.

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

Parliament formally established Nahanni National Park Reserve of Canada in 1972, legally protecting it as Canada’s 26th National Park under the Canada National Parks Act. It was established as a National Park Reserve in view of the fact that there were outstanding land claims in the area. It will only become a fully fledged National Park once an agreement has been reached with the Dehcho First Nations.

Nahanni National Park Reserve is considered to be of global significance. In 1978, it was the first area added by UNESCO to its list of World Heritage Sites. There are only 13 sites in Canada designated as World Heritage Sites, eight of them being National Parks. Nahanni received this designation because of the geological processes and natural phenomena in the area. In UNESCO’s view, Nahanni is special because it is an unexploited natural area. The presence in this area of three river canyons cutting at right angles to the mountain ranges, with walls of up to 1,000 metres high, Virginia Falls which falls over 90 metres, hot springs, sink holes and karst topography are considered a special combination.

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

In August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve. The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion. The area surrounding the Prairie Creek mine, containing approximately 367 square kilometres, is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted. Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

Canadian Zinc welcomed the Government’s announcement and anticipates that the exclusion of the Prairie Creek mine from the proposed park expansion area will bring clarity to the different policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity.

In October 2007, the Nahanni Expansion Working Group undertook a series of open houses throughout the Dehcho communities to present proposals for developing boundary options for an expanded park. In a document dated October 2007, entitled “Expansion of Nahanni National Park Reserve: Boundary Options for Public Consultation,” Parks Canada proposed three options all of which included protecting all existing third party rights and tenures.  In addition, all three options include the understanding that access to the Prairie Creek Minesite will be provided and will require a right of way or corridor across or through an expanded park.

The Company has continued to hold meetings and discussions with Indian and Northern Affairs Canada and Parks Canada to seek further clarity with regard to road access into the Prairie Creek mine. The final boundaries for the proposed park expansion have not yet been determined. The senior Mineral Energy and Resource Assessment (“MERA”) Committee is considering a number of options regarding the proposed park expansion area.

Endangered Species

The Committee on the Status of Endangered Wildlife in Canada (“COSEWIC”) lists only two species in the area of the Prairie Creek Mine: the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category. In areas removed from the minesite, COSEWIC lists the Peregrin Falcon (Falco peregrinus anatum), the Woodland Caribou, Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered threatened. No rare or highly valued species of vegetation or plant communities have been identified in the area. COSEWIC does not list any plant species as endangered, threatened or of special concern in the area of the Prairie Creek Mine.

Detailed field studies of wildlife populations and wildlife habitat in the area of the Prairie Creek Mine and the access road were conducted by Beak Consultants Inc. in 1980-81 and again by Rescan in 1994. None of the listed species and no critical habitats, such as denning or nesting areas, were identified in the area of the mine. Grizzly bears and wolverine have been observed or encountered only very infrequently in the area surrounding the mine over the past 20 years.

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

Wood bison were re-introduced into the Nahanni Butte area, 90 kilometres to the southeast of the Prairie Creek Mine, in 1980, with additions to the herd made in 1989 and again in 1998. As with caribou, potential impacts to these populations are primarily transportation related, in this case primarily in the area of the Liard Highway, and can be mitigated through standard road safety practices.

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

Mesh Environmental Inc. (“Mesh”) undertook a follow-up study during 2005/06, with the objectives of significantly expanding Rescan’s 1994 rock sample dataset and incorporating analyses on mineralized rock samples, tailings and concentrates. Sample collection was completed by Mesh at the Mine Site during September 2005. A total 66 samples were included in Mesh’s characterization program.

A total of ten process waste samples, including mill rock, flotation feed, tailings and concentrate samples from tests performed in 2005 were provided by SGS Lakefield Research Limited in Lakefield, Ontario (“SGS Lakefield”, ISO 9001-2000 accredited). So-called mill rock is wall rock dilution that will be separated from mineralized material in the processing plant.

Static laboratory geochemical characterizations were carried out by Mesh, including acid-base accounting (“ABA”), along with: total inorganic carbon and multi-element Inductively Coupled Plasma (“ICP”) analyses on all samples; and mineralogy, expanded ABA (pyritic sulphur, siderite correction, acid-buffering characterization curves) and grain size analyses on a sub-set of samples. The following conclusions were made:

• all the host rock units are non-potentially acid generating (“non-PAG”), due to generally low amounts of contained sulphur (less than one percent of total sulphur) and the substantial effective buffering capacity provided by reactive carbonates, the latter reflecting the carbonate-rich nature of the host rock material (which conclusion is supported by the behavior of mixed waste rock that has been exposed on surface at the Mine Site for 25 years, which waste rock does not demonstrate acidic pH values and remains classified as non-PAG as a result);
• Main Zone vein- and stratabound-mineralization are classified as potentially acid generating due to an abundance of sulphide mineralization (although Mesh’s kinetic test data to December 2006 suggests that it may take a substantial amount of time for acidity to be generated, due to the significant amount of buffering capacity available from the carbonate host rocks);
• the two mill rock samples produced as by-products from Main Zone vein mineralization and overbreak are non-PAG and contain relatively low sulphur values (approximately 0.3 percent, or less);
• the final composite tailings samples are classified as non-PAG and contain sufficient buffering capacity to maintain neutral conditions under laboratory conditions;
• tailings supernatant is alkaline (pH 10.7 to 10.9), with total solids in solution (“TSS”) of five to 500 milligrams and relatively high sulphate concentrations of 170 to 230 milligrams per litre, respectively, over the two hour test period;
• sulphide concentrates are classified as potentially acid generating due to slightly elevated pyritic sulphur content and very little neutralization capacity; but
• as a result of substantially higher neutralization potential, oxide concentrates are classified as non-PAG (oxide zinc concentrate) and as having uncertain acid generation potential (oxide lead concentrate).

Mesh emphasized that, with regard to the conclusions made in their December 13, 2006 report, the options being considered for waste rock, mill rock and tailings management include:

• returning all dewatered tailings, the majority of mill rock and waste rock in close proximity to mineralized areas to the underground workings, as backfill;
• placement of excess mill rock and waste rock in engineered and non-engineered surface storage facilities; and
• storage, treatment and additional settling in a polishing pond of tailings supernatant, prior to its discharge.

Current planning calls for concentrates to be stored on or near site in sheltered containers, prior to their removal for off-site smelting.

Hazardous Materials

Hazardous and toxic waste materials are currently stored at the Prairie Creek minesite, including sodium cyanide and polychlorinated biphenyls (“PCB’s”) that remain from Cadillac operations in the early 1980’s. The substances are stored in a secured manner and are regularly inspected by government agencies. Diesel fuel is also stored on site.

A disposal project for the cyanide and PCB’s was commenced in 2007 which involved repackaging the materials such that they are ready for removal from the site for ultimate disposal. This program contracted professional toxic waste specialists to repack the new containers which are stored under tarpaulins on the approved chemical storage pad. The removal will ideally occur at the same time as the opening of the road to the Liard Highway.

Environmental Obligations

As at December 31, 2007, the Company has estimated the present value of expenditures required for reclamation costs at the Prairie Creek Property to be approximately $1.2 million ($2.5 million on an undiscounted basis), mostly to be incurred at the end of the life of the mine. Other than specific environmental matters discussed in this Annual Report, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.

11.           First Nations

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Dehcho First Nations (“Dehcho” or “DCFN”) as their traditional territory. The Nahanni Butte (Nahaahdee) First Nation is a “band” pursuant to the Indian Act RSC 1985. The members of the Dehcho First Nations are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982.

The Dehcho are a distinct group of Aboriginal people, whose ancestors were among the South Slavey people of the Dene Nation of what is now the Northwest Territories, and the Metis people within the DCFN territory. The Dehcho have had their own system of laws, religion, economy, customs, traditions and language since time inmemorial. Many Dehcho people continue to rely heavily on the land, water and resources within DCFN territory for sustenance, social and ceremonial purposes.

The DCFN is an organization representing all of the Dene and Metis peoples in the Dehcho territory of the Northwest Territories which comprise thirteen separate communities. The DCFN have incorporated a society under the laws of the Northwest Territories in order to provide leadership, governance, administration and program delivery to their member communities. The DCFN is a governing body of the Dehcho people lands, administers oversees a number of programs and services for its member communities including those relating to health, employment, education, and land and resource management.

The DCFN and their member Aboriginal communities hold collective Aboriginal title and rights and treaty rights to Dehcho territory and hold other Aboriginal rights as a collective in relation to their land and governance over the land and the Dehcho people.

In the Mackenzie Valley, land is owned, or managed, controlled and administered by different governments or landowners. Land can be either Crown or Commissioner’s land administered by land managers, or privately owned.

In the Northwest Territories, private lands are owned largely by First Nations with settled land claims.  There are currently three major landowners in the Mackenzie Valley - the Gwich’in, Sahtu and Tlicho. It is anticipated that as claims are settled in the Dehcho region, more private lands will be created and Aboriginal groups will become recognized landowners in their respective regions.

The Federal Government has recognized that the inherent right of self government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982. The Dehcho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the “Dehcho Process.” The Federal Government first attempted to negotiate land claim settlements in the Northwest Territories, with the Dene/Metis in the late 1980’s without success. Subsequently, settlement agreements were reached first with the Gwich’in and Sahtu Dene/Metis people and later with the Tlicho in 2005.  The Dehcho have not settled their land claim with the Federal Government. The Dehcho and the Federal Government of Canada both claim legal title to this territory, the Dehcho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900, and Treaty 11 signed in 1921 and 1922. The Federal Government and the Dehcho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute. Canada maintains that under the Treaties the Dehcho extinguished ownership of their traditional lands. The Dehcho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty. The Dehcho territory has an area of approximately 210,000 square kilometres and has a native population of approximately 6,000.

Since the mid 1990’s, the Dehcho and the Federal Government have been engaged in the Dehcho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory. The objective of negotiations is to complete a Dehcho Final Agreement which clarifies and builds upon existing Treaties by implementing a Dehcho government which will make laws and deliver programs and services; be a public government based upon Dehcho First Nations laws and customs and other Canadian laws and customs; and be the primary government for the delivery of programs and services to residents of the Dehcho territory. The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Dehcho territory.

Early negotiations proved very slow in part because the Dehcho initially rejected the land selection process by which other land claim disputes have been typically settled in the North. Under the typical system, the Federal Government and First Nations select by negotiation particular areas of land in the area under dispute. Once selected, the Government makes a financial payment and the claim is settled. However, the Dehcho have been holding out for full constitutional, legal and governmental control over their entire region, where effectively the laws of Canada would no longer apply, and this has led to lengthy and difficult negotiations.

The DCFN’s position is that the Mackenzie Valley Resource Management Act cannot and should not apply within Dehcho territory, that the legislation was enacted without the participation of, or any consultation with, the DCFN and was imposed on the Dehcho territory against DCFN wishes. The DCFN have stated that the Final Agreement must, among other things, include a new resource management regime in Dehcho territory other than the Mackenzie Valley Resource Management Act.

In 2001, the Federal Government and the Dehcho First Nations entered into a Framework Agreement dated May 23, 2001. The Framework Agreement contemplates providing a structure for the negotiation of the Final Agreement. However, all negotiations are without prejudice to the legal position of the parties and nothing in the Framework Agreement is to be interpreted as creating, recognizing or denying rights or obligations of any of the parties. The Federal Government and the Dehcho agreed that it is desirable that the negotiations proceed at a pace which allows for the people of the Dehcho territory, and particularly the Elders, to remain fully informed and involved in the process.

As contemplated in the Framework Agreement, an Interim Measures Agreement, also dated May 23, 2001, was executed between the parties to provide for interim arrangements pending the negotiation and signing of the Dehcho Final Agreement.

Under the Interim Measures Agreement, the Governments and the Dehcho agreed to develop a land use plan for the Dehcho lands outside Nahanni National Park Reserve and for that purpose to establish a Land Use Planning Committee. The purpose of the Land Use Plan is to provide for the conservation, development and utilization of the land, waters and other resources in the Dehcho territory, taking into consideration the principles of respect for the land, as understood and explained by the Dehcho Elders, and sustainable development.

Under the Interim Measures Agreement, Canada and the Dehcho agreed to negotiate for the purpose of identifying lands to be withdrawn from disposal and mineral staking and Canada agreed to withdraw from disposal, by Order in Council under the Territorial Lands Act, the lands identified in this process.

The Interim Measures Agreement specifically provides at sections 19 and 23, that land withdrawn from disposal under the Agreement shall be subject to the continuing exercise of existing rights, titles, interests, entitlements, licenses and permits and that the provisions of the Agreement shall not effect access to or across withdrawn lands.

The Agreement also provides that no new water licenses or land use permits will be issued under the Mackenzie Valley Resource Management Act within the Dehcho territory except after written notice to the Dehcho First Nations and after a reasonable period of time for the Dehcho to make representations with respect to the application for such license or permit. Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Dehcho territory without the support of the affected Dehcho First Nation.

The parties also agreed to enter into negotiations for the purpose of concluding an Interim Resource Development Agreement with the objective to foster resource development in the Dehcho Territory and to accrue benefits from Canada to the Dehcho First Nations. An Interim Resource Development Agreement was signed on April 17, 2003 under which Canada agreed to provide to the Dehcho First Nations a percentage of Federal resource royalties collected from the Dehcho area of the Mackenzie Valley.

Canada also agreed that the Final Agreement will ensure that a major mining project that requires any authorization from Canada, and that will impact on the Dehcho, shall be subject to negotiation with the Dehcho of an agreement relating to that project. A major mining project is defined as a project related to the development or production of minerals that will employ an average of 50 persons annually for the first five years in the Dehcho territory and for which more that $50 million will be expended in capital costs. The Company believes that the Prairie Creek Project is currently the only such major mining project in the Dehcho territory.

The Interim Measures Agreement also provided that the Dehcho may propose protected areas for land withdrawal or permanent protection under the Northwest Territories Protected Areas Strategy. The parties also agreed to negotiate an interim management arrangement respecting the management of Nahanni National Park Reserve.

The Interim Measures Agreement was made without prejudice to the legal position of the parties and nothing in the Agreement is to be interpreted as creating, recognizing or denying rights or obligations on the part of the parties.

In 2003, Canada and the Dehcho agreed to an interim withdrawal of lands covering an area of approximately 80,000 square kilometres for a period of five years. The withdrawal was confirmed by Order in Council dated August 13, 2003. The areas of the withdrawn lands do not include the Prairie Creek Mine but include all of the Company’s Mining Lease 2854 and part of Mining Leases 2931, 3314 and 3313. The withdrawn land also includes an area over which part of the Company’s road to the Prairie Creek Property passes. However, in accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licenses, permits, reservations, benefits and privileges and does not affect access to or across withdrawn land.

In August 2003, a Memorandum of Understanding respecting the expansion of Nahanni National Park Reserve dated June 24, 2003 was signed between the Dehcho and the Parks Canada Agency, whereby as part of the Dehcho Process, Parks Canada and the Dehcho agreed to work co-operatively towards completion of a feasibility study towards the addition of the identified lands to the Nahanni National Parks Reserve and to recommend an amendment to the Canada National Parks Act for a new boundary for the expansion of the Nahanni National Park Reserve and, as part of the Dehcho Final Agreement, moving the Nahanni National Park Reserve to full National Park status under the Canada National Parks Act.

At the same time in August 2003, an Interim Park Management Arrangement for the Nahanni National Park Reserve was signed between the Dehcho and Parks Canada Agency designed to give the Dehcho a greater role in the Park management process. A Consensus Team was established, comprising three appointees of Parks Canada and four from the Dehcho First Nations (two from Nahanni Butte) to address, amongst other things, making recommendations in respect of impacts of land and resource uses in areas outside Nahanni National Park Reserve.

Under the Arrangement, the Dehcho and Parks Canada agreed that while the current jurisdiction of Parks Canada is restricted to Nahanni National Park Reserve, the ecological integrity of the Park Reserve depends on the ecological integrity of the South Nahanni River watershed as a whole. The Prairie Creek Mine is located within the watershed of the South Nahanni River.

The Interim Park Management Arrangement is a statement of interests only and is not legally binding. Nothing in the Arrangement obliges Canada to act in a manner inconsistent with federal or territorial legislative or regulatory jurisdictions or authorities and the Nahanni National Park Reserve shall be administered and managed in accordance with the Canada National Parks Act.

During 2005 negotiations on the Dehcho Process broke down because of issues surrounding the proposed Mackenzie Valley gas pipeline. In June 2005, the Dehcho First Nations entered into a Settlement Agreement with Canada [represented by the Minister of Indian Affairs and Northern Development] to settle Court actions which had been commenced by the Dehcho in the Northwest Territories Supreme Court and in the Federal Court against Canada and the Mackenzie Valley Environmental Impact Review Board arising out of disputes concerning the Mackenzie Gas Project. In the Settlement Agreement, Canada and the Dehcho agreed to resolve issues related to the participation of the Dehcho in the environmental and regulatory review of the Mackenzie Gas Project and which they agreed to facilitate.

The Settlement Agreement recites that Canada and the Dehcho have differing views as to the existence and scope of the rights of the Dehcho First Nation(s) recognized by Section 35 of the Constitution Act 1982, and the nature and extent of Canada’s requirements to consult with the Dehcho First Nations. In the Settlement Agreement, the parties agreed to take all reasonable steps to negotiate the terms of the Dehcho Final Agreement which would include agreement to establish a Dehcho Resource Management Authority (DCRMA) which will be a body of public government. The Final Agreement will describe the legal capacity, structure, accountability, rights, powers, privileges and responsibilities of the DCRMA; source(s) of the DCRMA’s powers, privileges and responsibilities; relationship of the DCRMA to the Mackenzie Valley Resource Management Act, and rules regarding conflict of laws and the priorities of laws.  For greater certainty, the Final Agreement may provide for a stand alone DCRMA harmonized with the Mackenzie Valley Resource Management Act. The Settlement Agreement provides that the Final Agreement will provide for the circumstances in which laws within the jurisdiction of the Dehcho First Nations, any successor organization, or any government established pursuant to a Final Agreement, will take priority over the laws of Canada in the event of a conflict. The parties agreed to negotiate a Final Agreement in accordance with the Dehcho First Nations Framework Agreement.

In the Settlement Agreement, the parties agreed to implement a Land Use Plan that is approved by the Dehcho First Nations, approved the Minister of Environment and Natural Resources of the Northwest Territories, and favourably considered by the Minister of Indian and Northern Affairs, Canada, as soon as possible after the Plan’s completion.

In the Settlement Agreement the parties affirmed the Interim Resource Development Agreement dated April 17, 2003 and agreed to take immediate steps to establish a working group comprised of the parties to the Dehcho First Nations Interim Measures Agreement for the purposes of ensuring that the issues arising from the implementation of the Resource Development Agreement are addressed in a timely manner. The parties also agreed that once an Agreement in Principle is ratified, the resource royalty sharing formula set out in the Interim Resource Development Agreement will be replaced with any Resource Revenue Sharing Formula agreed to in the Agreement in Principle.

The Settlement Agreement further provides that, except for certain specified articles of the Agreement, the Settlement Agreement is not legally binding and is intended as an expression of goodwill and as a political commitment.

Negotiations under the Dehcho Process continued during 2006, with Canada presenting a formal comprehensive offer of land selection, local governance provisions and financial compensation but this offer was rejected by the Dehcho First Nations. Negotiations continued in 2007 with no apparent progress reported.

The Dehcho Land Use Planning Committee (the Committee), was formally established in February 2002, under the authority of the Dehcho Interim Measures Agreement with the responsibility to prepare a land use plan for the Dehcho territory. The land use planning process is a community driven process where the goals and values of the residents of the Dehcho guide the development of the Plan. The Committee works closely with other planning partners such as governments, public agencies, non-government organizations and businesses to fulfill its mandate.

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

The mission statement of the Dehcho Land Use Planning Committee is to develop a land use plan as a management tool to determine what type of land use activities should occur and where they should take place. The plan will balance economic, social, environmental and cultural needs and interests. The plan will be guided by the principals of sustainable development and respect for the land as understood and explained by the Dehcho Elders. The planning area excludes municipal areas and Nahanni National Park Reserve.

The purpose of the Land Use Plan is to promote the social, environmental, cultural and economic well being of residents and communities in the Dehcho territory, having regard to the interests of all Canadians. The Plan shall provide for the conservation, development and utilization of the land, waters and other resources in the Dehcho territory.

The Dehcho Land Use Planning Committee includes representatives of the Dehcho First Nations, the Government of the Northwest Territories and Government of Canada. As outlined under the Dehcho Interim Measures Agreement the DCFN appointed two members while the two Governments each appointed one member. Upon the recommendation of the Committee, the parties to the Interim Measures Agreement appoint a fifth member as Chairperson.

Once approved, the Land Use Plan will provide legally binding direction to regulatory agencies and decision-makers in their assessment of development projects, protected areas proposals and other land uses.

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

The Company made a detailed submission to the Dehcho Land Use Planning Committee and participated in the planning process. The Company commented on each draft of the Plan as such draft was produced and participated in various Public Forums. The Company had concerns about the latest draft of the Land Use Plan (November 2005 – Revised February 2006) and recommended that the draft in its current form not be approved. The Department of Indian Affairs and Northern Development has also expressed concern to the Committee (January 2006).

The draft Land Use Plan was approved by the General Assembly of the Dehcho First Nations in May 2006 and submitted to the Minister for consideration. The Minister did not accept the Plan arguing that it incorporated too much land to be preserved from development. In April 2007, the Federal Government and the Dehcho First Nations entered into an agreement to form a new committee with representatives from all sides to negotiate a new revised plan.

The outcome of the Dehcho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Dehcho government within the Dehcho territory. It is expected that the negotiations towards a Dehcho Final Agreement will take five years to complete.

The Company cannot predict the impact, if any, that the Dehcho Final Agreement if eventually approved and signed may have on the Prairie Creek Mine or the permitting thereof.

12.           Nahanni Co-Operation Agreement

The Prairie Creek Mine is located 90 kilometres from the nearest settled community of Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 kilometres downstream of the minesite. The population of Nahanni Butte is approximately 100 people and water for domestic purposes is supplied by well. There is no permanent road access into the Prairie Creek Property, other than the existing Winter Road which was established in 1981. Regular access is by air only to a private airstrip controlled by the Company. There is no other existing land occupation, nor commercial land or water based activities in the vicinity of the mine. Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history.

On December 10, 1996, the Company completed the negotiation of the Prairie Creek Development Co-Operation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Dehcho First Nations. The agreement provides that in consideration for the Band providing support for the project, quiet enjoyment, access easements, assistance in obtaining permits, potential cost savings as a result of the Band's involvement, and assembling and providing the Band's traditional knowledge in support of the project, the Company will:

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

The overall intent of the Co-Operation Agreement was to establish and maintain a positive and cooperative working relationship between the Company and the Nahanni Band in respect of the further development and operation of the Prairie Creek Mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Band and other Dehcho First Nations. This Agreement foresaw the many benefits which could accrue to the Nahanni Band and the DCFN in conjunction with development of the road and mine, and made provision for maximizing opportunities to realize these benefits. To this end, the Agreement provides employment and contracting opportunities, as well as equity participation for the Band and the DCFN.

In the Agreement, the Band proclaimed its support for the Prairie Creek Mine and the establishment of the access road in recognition of the significant benefits to the Band and the DCFN communities as a whole, and undertook to assist the Company in procuring permits, approvals and licenses necessary to bring the mine into production, as well as grants, guarantees or other financial assistance from Government towards the establishment of the access road.

On November 28, 1996, the Nahanni Butte Dene Band issued a Band Council Resolution stating that the Band on behalf of its membership “does fully ratify and endorse the Prairie Creek Development Co-Operation Agreement” in which the Nahanni Butte Dene Band proclaimed its support for the Prairie Creek Mine and the establishment of an all weather access road to the mine in recognition of the significant benefits to Nahanni Butte and the DCFN communities as a whole. The Agreement was supported as well by the DCFN by Tribal Council Resolution.

The Nahanni Butte Dene Band issued a Band Council Resolution on May 18, 2000, in support of protecting the South Nahanni watershed, stating that “the Nahanni National Park Reserve was created without the consent or participation of the Dehcho First Nations” and that the “Final Agreement should provide for the recognition of Dehcho First Nations jurisdiction over the entire Nahanni watershed, including the Park or Park Reserve”.

On January 29, 2001, the Band issued a further Band Council Resolution rescinding their support for the Protected Areas Strategy for the Nahanni National Park Reserve watershed.

On January 17, 2002, the Band issued a further resolution reconfirming their support for the Prairie Creek Mine Project.

A change in Band leadership occurred in September 2003 following elections for Chief. Thereafter yet another different Band Chief was elected during 2004.

On October 10, 2003, an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI First Nation and the Dehcho First Nations, against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant a Water License to the Company. Filing of these proceedings by the Nahanni Butte Dene Band was in breach of the Co-Operation Agreement. The Nahanni Butte Dene Band informed the Company that Nahanni considers the Agreement terminated. Such termination is not in accordance with the provisions of the Agreement.

Canadian Zinc seeks to consult on a regular basis with the Nahanni Butte Dene Band and other First Nations and local communities to keep them informed about the Prairie Creek project and as to opportunities for implementing the provisions of the Co-Operation Agreement, as the Company moves forward with its plans for re-development of the property. In 2004 the Company opened a Community Liaison and Information Office in Fort Simpson and since 2004, significantly increased its First Nations and local communities information and awareness programs and activities.

In June 2005, the Chief of Nahanni wrote to the Mackenzie Valley Land & Water Board in connection with the Company’s application for a Land Use Permit to use the winter road which connects the mine with the Liard Highway [see “Item 4.D--Property, Plant and Equipment--9. Permitting at Prairie Creek--(i) Land Use Permit – Winter Road”] alleging infringement of aboriginal rights and inadequate consultation under Section 35 of the Constitution of Canada. The Water Board referred the matter to the Department of Indian Affairs and Northern Development which conducted a preliminary assessment which lasted throughout most of 2006. In February 2007, the Department issued its report on consultation to the Water Board in which it concluded that in the Department of Indian Affairs and Northern Development’s view adequate consultation had taken place and in which it made certain recommendations. The Water Board issued the Land Use Permit in April 2007 and included among the Permit terms and conditions those recommendations from the consultation report that are within the Board’s mandate, including provisions for the protection of wildlife habitat.

In June 2007, the Dehcho First Nations claimed that the Company’s application for a Class B water license to rehabilitate a portion of the road in proximity to the mine constituted a significant alteration to the Winter Road project and requested that the proposed rehabilitation work be referred for Environmental Assessment. They also alleged inadequate consultation under Section 35 of the Constitution of Canada. In November 2007, the Mackenzie Valley Land & Water Board ruled that the proposed work was not a significant alteration to the project. The Department of Indian Affairs and Northern Development conducted a preliminary assessment on consultation with the Nahanni Butte Dene Band and in March 2008, issued its report to the Mackenzie Valley Land & Water Board in which it concluded that adequate consultation had taken place. The Water Board issued the water license in March 2008.

The Company believes that the separate goals of the Dehcho First Nations in achieving political sovereignty and economic self-sufficiency whilst protecting the environment are compatible. The Prairie Creek Development Co-operation Agreement provides for a positive and cooperative working relationship between the Company, Nahanni Butte and the Dehcho First Nations in respect of developing and operating an environmentally sound mining undertaking at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve.

13.           Office Space

The Company presently maintains offices in Vancouver, Fort Simpson and Toronto. The Company’s head office is located in Vancouver and is approximately 3,000 square feet in size. The Company presently leases office space in the Federal Building in Fort Simpson.  This office is supported by a Community Liaison Officer and acts as a information source on Prairie Creek for the local community to access.  In addition the office can receive any questions, issues or concerns from the community about the development. The Company’s Toronto office is maintained for the use of the Chief Executive Officer.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2007, 2006 and 2005, and the related notes thereto, and with the selected data set forth. The Company’s financial statements have been prepared in accordance with Canadian GAAP. Except as described below under “Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations,” and in Note 14 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the U.S. Unless otherwise indicated, all currency is reported in Canadian dollars.

Overview

SUMMARY - Presented in accordance with Canadian GAAP

(Thousands of dollars, except per share amounts)	2007	2006	2005
Statement of operations
Interest income	$1,234	$948	$329
Net (loss)	$(920)	$(1,486)	$(1,967)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.03)

Balance sheet
Cash, cash equivalents and short-term investments	$28,414	$29,087	$16,064
Total assets	$66,931	$56,762	$34,695
Total liabilities	$6,103	$2,978	$1,351
Shareholders’ equity	$60,828	$53,784	$33,344

Interest income and net loss

For the year ended December 31, 2007, the Company reported a net loss of $920,000, compared to a loss of $1.486 million for the year ended December 31, 2006. The reduced loss in 2007 was partly attributable to higher interest income ($1.234 million for the year ended December 31, 2007 compared to $948,000 for 2006) as a result of an increase in cash available for investment. The reduced loss for the year was also due to the inclusion of a charge of $1.023 million in respect of stock-based compensation in 2006 compared to $267,000 in 2007. The impact of the increased interest income and reduced stock-based compensation was offset by an overall increase in administrative expenses largely attributable to shareholder and investor communications (as described below). Included in the loss for the year ended December 31, 2007, was a write down in the market value of marketable securities in the amount of $150,000. There was no equivalent write down in 2006.

The net loss in 2006 of $1.486 million was lower than the equivalent net loss in 2005 of $1.967 million primarily as a result of increased interest income following the financing activities of the Company in 2006. The investment of the funds raised led to an increase in interest income of $619,000 for the 2006 fiscal year compared to 2005.

Exploration and Development

The Company capitalizes all exploration and development costs relating to its resource interests. For the year ended December 31, 2007, the Company expended $10.8 million, excluding amortization and accretion charges capitalized, (2006 - $7.9 million) on exploration and development on the Prairie Creek Property, the principal component of which was underground drilling.

The 2007 program included the continuation of the underground drilling program which commenced in 2006. Underground drilling was carried out from drill stations at 50 metre intervals along a new 400 metre internal decline. Phase 1 of the drilling program was completed in early June 2007 and consisted of 400 metres of decline development from which 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations have been completed. The results of the Phase 1 program were incorporated into a Technical Report dated October 12, 2007 which was prepared in accordance with the standards in National Instrument 43-101 as described at “Item 4.D--Property, Plant and Equipment--7. 2007 Resource Estimation.”

Phase 2 of the underground exploration program commenced in August 2007, with the completion of a further 200 metre extension of the underground decline to create additional underground drill stations. The underground drilling program from the new drill stations commenced in late September 2007 and continued until December 2007. Ten holes totaling 2,407 metres of coring were completed, all of which intersected mineralization.

A summary of the Phase 1 and 2 underground exploration programs at Prairie Creek as described above is included below:

Timeframe	Advance
August - December 2006	Crosscut: 75 metres Decline: 350 metres Cut outs/safety bays/sumps: 20 metres Drill stations: 6
September - November 2007	Decline: 200 metres Cut outs/safety bays/sumps: 5 metres Drill stations: 4
TOTAL	Crosscut: 75metres Decline: 550m Cut outs/safety bays/sumps: 25 metres Drill stations: 10

Drilling:

Timeframe	Number of holes	Coring (metres)
October 2006 - May 2007	41 (Phase 1)	8,217
September - December 2007	10 (Phase 2)	2,407
TOTAL	51	10,624

Between July and early September 2007, the Company also carried out a surface helicopter supported diamond drill exploration program totaling 1,671 metres of core in 12 holes. This reconnaissance drilling program was targeted in the Gate Claims, located about 5 kilometres west of the Prairie Creek minesite, and in Zones 8, 9 and 11 located on the same Prairie Creek geological structure as the minesite but located 5 – 10 kilometres south of the minesite. No significant mineral intersections were encountered. The data from this drill program is currently being incorporated into the Prairie Creek property dataset in order to determine future exploration strategy.

Continued work on permitting at Prairie Creek was undertaken during the year ended December 31, 2007. On April 10, 2007, the Mackenzie Valley Land and Water Board issued Land Use Permit MV2003F0028 to operate a winter road from the Prairie Creek mine site to the Liard Highway. The permit is valid for a period of five years to April 10, 2012. On June 7, 2007, the Company applied to the Mackenzie Valley Land and Water Board for a Class B water license (MV2007L8-0026) needed to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work. On June 29, 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation. The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Band. The quarry permit was issued on February 29, 2008 and the water license was issued on March 20, 2008.

Particulars of the deferred exploration and development costs are shown in Note 6 to the audited financial statements for the year ended December 31, 2007 as attached to this Annual Report at Item 17.

During 2006, the Company expended $7.9 million (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were underground exploration and drilling. The Company also expended $205,000 on lease and property abandonment deposits. The 2006 programs included sinking a new internal decline about 400 metres long from the end of the existing workings on the 870 metre level, from which new drill stations were established at 50 metre intervals.

During 2006, a new bulk metallurgical sample was collected from multiple headings of the vein within the existing underground development. These samples were composited and blended to create representative samples of the ore that will provide feed to a future operating mill.

In 2006, a surface diamond drill exploration program was started in Zone 8 located a distance of 5 kilometres south of the minesite. This drill program totaled 600 m in 2006 and returned significant mineralized intercepts which were followed up on in the 2007 work program.

During 2005, the Company expended $1.4 million (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were site preparation, camp operations, metallurgy, transportation, lease rentals and permitting and $30,000 on abandonment deposits. The underground workings were further rehabilitated and a new electrical substation installed underground in preparation for the planned decline and underground drilling program. Important site maintenance and environmental work was also carried out including the installation of a new water treatment plant and construction of a new water polishing pond. A major metallurgical testing program was also carried out.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest income. Interest income in fiscal 2007 was $1.2 million compared to $948,000 in 2006. In 2005, interest income amounted to $329,000. The year-on-year increase in interest income is primarily attributable to higher cash balances invested as a result of equity financings in 2006 and 2007.

Administrative Expenses

Administrative expenses for 2007 (excluding stock-based compensation, write-down of marketable securities (2007) / mining equipment (2006) and amortization) were $1.724 million compared to $1.381 in 2006. The increase was largely attributable to increased activity in shareholder and investor communications in 2007.

Equivalent administrative expenses for 2005 amounted to $979,000. The increase in 2006 primarily related to additional investor relations programs and office related expenditures as the activity levels in the Company increased.

Reclamation Expenditures

In 2007, the Company incurred $246,000 (2006 - $Nil) on a work program to repackage certain hazardous materials stored at the Prairie Creek site in order to facilitate their future removal and destruction. These expenditures were applied against the asset retirement obligation as disclosed in Note 8 to the audited financial statements as at December 31, 2007.

Other non-cash expenses

In 2007, the Company recorded an expense for stock-based compensation of $267,000 relating to stock options granted to directors, officers, employees and contractors. The amount charged in 2006 relating to stock-based compensation was $1.023 million. This decrease relates primarily to the number of options granted. The stock-based compensation expense value has been calculated using the Black-Scholes valuation method and assumptions as described in “Item 5.A.--Operating Results--Critical Accounting Policies and Estimates” section to this Annual Report. The assumptions used in the calculation are described in Note 10(a) to the audited financial statements at December 31, 2007. In 2005, the Company recorded stock-based compensation expense of $1.314 million for stock option grants to employees and directors of the Company.

Amortization costs relating to mining plant and equipment of $143,000 (2006 - $51,000; 2005 - $40,000) and the asset retirement obligation asset of $128,000 (2006 and 2005 - $129,000) were capitalized to resource interests. The increase in amortization relating to plant and equipment arose as a result of equipment purchases in 2006 that have been amortized for the full year in 2007.

The Company recorded a write-down on its marketable securities of $150,000 in the year ended December 31, 2007. There was no equivalent charge in 2006. The marketable securities were designated as held for trading assets by the Company upon the adoption, on January 1, 2007, of new accounting standards relating to financial instruments as described in more detail in the “Critical Accounting Policies and Estimates” section to this Annual Report. This write-down in value is based upon the market value of the shares at December 31, 2007.

Related Party Transactions

The Company’s related party transactions for the year ended December 31, 2007, consisted of executive compensation paid to executives, directors and corporations controlled by directors in the amount of $498,000 compared to $580,000 in 2006. The decrease was principally attributable to increased payments made in the second quarter of 2006 to senior executives of the Company and timing differences related to such payments. Particulars relating to related party transactions are shown in Note 11 to the audited financial statements for the year ended December 31, 2007.

Income Taxes

The Company is currently not profitable and has provided for its future income tax assets; accordingly, there was no current or future income tax expense recorded during the years ended December 31, 2007, 2006 and 2005.

The Company follows the guidance prescribed by the Canadian Institute of Chartered Accountants Emerging Issues Committee Recommendation 146, “Flow-through Shares,” such that a future income tax liability is recognized, and shareholders’ equity reduced, on the day the Company files the tax documents to renounce expenditures with the tax authorities. In 2007, $8 million of such expenditures were renounced and the documents filed in the quarter ended March 31, 2007. This resulted in the recognition of a future tax liability in respect of the renounced expenditures of $2.487 million and a corresponding reduction in shareholder equity.  This also increased the future income tax liability from $1.134 million at December 31, 2006 to $3.621 million as reported at December 31, 2007.

A reconciliation of income taxes for each of the past three years is shown below:

	2007	2006	2005
Statutory tax rate	34.12%	35.01%	34.87%
Recovery of income taxes computed at statutory rates	$314	$520	$686
Permanent differences	(93)	(401)	(519)
Expired losses	147	(739)	(68)
Other	(242)	637	(10)
Income tax rate changes	177	(155)	(2)
Change in valuation allowance	(303)	138	(87)
	$-	$-	$-

Critical Accounting Policies and Estimates

The Company’s financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed on an ongoing basis for updated information and facts. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2007. The following is a discussion of the accounting estimates that are significant in determining the Company’s financial results and position:

Resource Interests

The Company defers (capitalizes) all acquisition, exploration and development costs that relate to its Prairie Creek Property. The carrying value of resource interests are reviewed at least annually or when events or changes in circumstances suggest the carrying value of such assets may not be recoverable (utilizing undiscounted estimates of cash flows) or has become impaired. When the carrying values of resource interests are determined to be greater than undiscounted cash flows, impairment is recorded to write down the assets to their estimated fair value. In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

The Company’s impairment review and testing is carried out under Canadian GAAP which is substantially similar to U.S. GAAP as issued by the Financial Accounting Standards Board in Statement of Financial Accounting Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Asset Retirement Obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of reserves and/or resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at December 31, 2007, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.5 million, mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1.2 million based upon the following assumptions: long-term inflation rate of 2,5%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life for production facilities and equipment of ten years.

Stock Based Compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended December 31,
	2007	2006	2005
Dividend yield	0%	0%	0%
Risk free interest rate	4.07%	4.02%	3.5%
Expected life	5 years	5 years	5 years
Expected volatility	89%	101%	91%

Financial Instruments

As described below in “Changes in Accounting Policies including Initial Adoption,” the Company adopted, effective January 1, 2007, several new accounting standards with regard to financial instruments. As disclosed in Note 3 to the audited financial statements for the year ended December 31, 2007, the Company elected to classify its short term investments and cash equivalents as held for trading assets, which requires that gains or losses from changes in fair value are taken directly to net income, as this was considered the most appropriate classification. Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

The Company has also included note disclosure concerning some of the risk factors relating to its financial instruments – see Note 13 to the audited financial statements for the year ended December 31, 2007.

Changes in Accounting Policy Including Initial Adoption

The Company adopted various new accounting standards, as described below, during the year ended December 31, 2007.

On January 1, 2007, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, “Comprehensive Income,” Section 3251, “Equity,” Section 3855, “Financial Instruments – Recognition and Measurement,” Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges.” These new accounting standards provide the requirements for the recognition, measurement, disclosure and presentation of financial instruments, the use of hedge accounting and also establish standards for reporting and presenting comprehensive income. The standards were adopted retroactively without restating prior periods. The Company also adopted, effective January 1, 2007, Section 1506, “Accounting Changes.”

Additional information on the adoption of these accounting standards can be found in Note 3 to the audited financial statements as at December 31, 2007.

Recently Released Canadian Accounting Standards

Recent accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting under Canadian GAAP, are summarized below:

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the implementation of IFRS.

The CICA has issued several new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ended March 31, 2008.

Section 1535 – “Capital Disclosures”: This Section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which the Company is subject; and
(iv)	when the Company has not complied with such externally imposed capital requirements (if any), the consequences of such non-compliance.

The Company does not believe that Section 1535 will have a significant impact on its financial statements.

Section 3031 – “Inventories”: This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The Company does not believe that Section 3031 will have a significant impact on its financial statements.

Section 3862 – “Financial Instruments – Disclosures”: The new disclosure standard requires companies to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Companies will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:
(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

The Company does not believe that Section 3862 will have a significant impact on its financial statements.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

For the purposes of U.S. GAAP the Company is considered to be an Exploration Stage Enterprise. These financial statements have been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP. The material differences between Canadian and U.S. GAAP, in respect of these financial statements, are summarized as follows:

Balance Sheets
	2007	2006 (Restated)

Total assets (Canadian GAAP)	$66,931	$56,762
Decrease in resource interest due to write-off of exploration and development costs (a)	(33,079)	(21,901)
Total assets (U.S. GAAP)	$33,852	$34,861

Total liabilities (Canadian GAAP)	$6,103	$2,978
Decrease in future income tax liability due to write-off of exploration and development costs (a)	(3,621)	(1,134)
Increase due to flow through share premium paid in excess of market value (c)	-	1,531
Total liabilities (U.S. GAAP)	$2,482	$3,375

Total Shareholders’ Equity (Canadian GAAP)	$60,828	$53,784
Increase due to future income tax liability reduction due to write-off of exploration and development costs (a)	3,621	1,134
Decrease re write-off of exploration and development costs (a)	(33,079)	(21,901)
Decrease re flow through share premium paid in excess of market value (c)	-	(1,531)
Total Shareholders’ Equity (U.S. GAAP)	$31,370	$31,486

Statements of Operations
	2007	2006	2005

Net loss and comprehensive loss (Canadian GAAP)	$(920)	$(1,486)	$(1,967)
Flow through share premium reversal (c)	1,531	-	-
Exploration and Development costs written-off (a)	(11,178)	(8,129)	(1,666)
Net loss and comprehensive loss (U.S. GAAP)	$(10,567)	$(9,615)	$(3,633)

Loss per share - basic and diluted (U.S. GAAP)	$(0.09)	$(0.10)	$(0.05)

Weighted average number of common shares outstanding - basic and diluted (U.S. GAAP)	113,429,078	94,734,979	71,378,444

Statements of Cash Flows
	2007	2006	2005

Operating activities (Canadian GAAP)	$(569)	$(262)	$(776)
Deferred exploration and development costs (a)	(10,830)	(7,871)	(1,426)
Lease and property abandonment deposit (a)	(30)	(205)	(30)
Operating activities (U.S. GAAP)	$(11,429)	$(8,338)	$(2,232)

Investing activities (Canadian GAAP)	$(16,304)	$(24,231)	$(1,474)
Deferred exploration costs (a)	10,830	7,871	1,426
Lease and property abandonment deposit (a)	30	205	30
Investing activities (U.S. GAAP)	$(5,444)	$(16,155)	$(18)

Restatement

The Company concluded that the reconciliation to U.S. GAAP in the financial statements at December 31, 2006, should be restated to record a reversal of a future income tax liability required under Canadian GAAP but not under U.S. GAAP. This adjustment is reflected in the 2006 Canadian to U.S. GAAP reconciled balance sheet above. The decision to restate the 2006 balance sheet for U.S. GAAP purposes was based upon the results of the procedures performed as part of the December 31, 2007 year end financial reporting process which identified that the Company has no future income tax liabilities under U.S. GAAP (compared to Canadian GAAP) due to the effect of writing-down resource interest expenditures for U.S. GAAP purposes. The Company concluded that the amendment was material to the 2006 U.S. GAAP reconciliation note and has, accordingly, restated the reconciliation.

As a result of the restatement, total liabilities in 2006 for U.S. GAAP purposes decreased by $1.134 million with an equivalent increase in shareholders’ equity. This restatement had no impact on the statement of operations or the statement of cash flows under U.S. GAAP in 2006.

(a) Resource Interests

For the purposes of U.S. GAAP, the Company is considered to be an Exploration Stage Enterprise. U.S. GAAP requires that exploration costs relating to resource interests be expensed until there is substantial evidence of economically recoverable resources, whereas Canadian GAAP allows resource interest costs to be deferred during the exploration process. Accordingly, exploration costs are expensed for U.S. GAAP purposes as the Company is at present exploring its properties for economically recoverable ore reserves.

(b) Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years presented.

(c) Flow-through Shares

Under Canadian GAAP, no liabilities are recorded on flow-through shares until expenditures have been renounced. Under U.S. GAAP, a liability on flow-through shares is required at the time such shares are issued for the excess of the shares over quoted market value. In 2006, $1.5 million was recognized as a difference between U.S. GAAP and Canadian GAAP for the 6,956,522 flow-through shares issued in November, 2006 at $1.15 per share (compared to a quoted market value of $0.93). The tax benefits related to these shares were renounced by the filing of Canada Revenue Agency Form T101A, “Claim for Renouncing Exploration Expenditures (CEEs) and Canadian Development Expenditures (CDEs)” in 2007 and accordingly, there was an inclusion to income (for U.S. GAAP) of the previously recorded $1.5 million liability. Under U.S. GAAP, unexpended flow-through funds as at the balance sheet date are separately classified as restricted cash. At December 31, 2007, there were $Nil in unexpended flow-through funds (2006 - $6.8 million).

(d) Newly Adopted Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation prescribes a recognition threshold and measurement attribute for the   financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There was no impact to opening retained earnings under U.S. GAAP upon the adoption of FIN 48. The Company has no unrecognized tax benefits and does not expect any significant changes to this position within 12 months of this reporting date.

The Company is subject to Canadian federal income tax as well as income tax of several provincial jurisdictions. The tax years 2000 and beyond remain subject to examination by the Canada Revenue Agency.

(e) New Accounting Pronouncements

The FASB has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008).  The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for-sale security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15(b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008). The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company's financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for "plain vanilla" options (as described in SAB 110). The Company does not believe that SAB 110 will have a significant impact on its financial statements.

B.           Liquidity and Capital Resources

As at December 31, 2007, the Company had cash and cash equivalents of $6.9 million, short term investments of $21.5 and a positive working capital balance of $27.4 million. As at December 31, 2006, the Company had cash and cash equivalents of $13.6 million, short term investments of $15.5 million and a positive working capital balance of $29.1 million. Accordingly, the Company believes that it remains in a strong position to further continue with its planned exploration, development and permitting activities at the Prairie Creek Mine.

The Company’s short term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; accordingly, the Company’s investments have not been impacted by the recent market issues relating to asset-backed commercial paper or sub-prime debt instruments, except in so far as the rates of return have declined generally across the market such that the interest earned on investments is currently lower than in early 2007.

Canadian Zinc does not generate any cash flows from operations and has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. During the year ended December 31, 2007, the Company completed a private placement of 11,765,000 units at a price of $0.85 per unit for total gross proceeds of $10,000,250. Net proceeds received after accounting for share issue costs were $9,766,332. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.20 per warrant share until July 23, 2009.

The Company continued to incur expenditures on its Prairie Creek Mine site during the year ended December 31, 2007, during which time $10.8 million was expended on exploration and development costs. Details of the Company’s deferred exploration and development costs are included in Note 6 to the audited financial statements for the year ended December 31, 2007. Previous disclosures indicated that a budget of $9 million had been approved for Prairie Creek programs in 2007. The additional costs relate primarily to additional drilling performed on the Prairie Creek Property and related camp operation costs (total additional expenditures of approximately $3.3 million). This was offset by the delay in commencing work on the rehabilitation of the winter road (as described in this Annual Report) which had been budgeted at approximately $2 million.

The Company’s current liabilities at December 31, 2007 were $1.254 million compared to $464,000 as at December 31, 2006. This increase arose primarily as a result of the timing of payments to trade creditors but also due to the increased general corporate and exploration activity that occurred in 2007 and for which invoices were remitted to the Company in December 2007 and January 2008.

Canadian Zinc considers that its capital resources are adequate to support the current operations and short to medium-term plans of the Company. However, additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as uncertainty in the capital markets. This is discussed in more detail in the “Item 3.D--Risk Factors” section in this Annual Report.

Outlook

The information set forth below consists primarily of forward-looking statements. You should refer to the information under the caption “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” included on page 3 of this Form 20-F in considering those statements.

Canadian Zinc is currently in a development phase with additional exploration also taking place at the Prairie Creek Mine site. At December 31, 2007, the Company had a positive working capital balance of $27.4 million which places the Company in a strong financial position to carry out its planned exploration, development and permitting activities for the upcoming periods.

A preliminary budget of $7.5 million, which is in addition to the regular, ongoing costs of maintaining the Prairie Creek site, has been approved for the Prairie Creek project for 2008. Planned programs include ongoing permitting activities, further engineering and rehabilitation work on the road to the mine Site and ongoing exploration. The Company is also examining the various operating alternatives outlined in the 2001 preliminary Scoping Study (which is now considered to be out of date and should not be relied upon) and is working towards updating and converting the Scoping Study into a Pre-Feasibility study utilizing the updated Technical Report as described in section “Item 4.D--Property, Plant and Equipment--8. 2008 Pre-Feasibility Study” of this Annual Report. The Pre-Feasibility study, which is being undertaken by SNC-Lavalin Inc., is scheduled to be completed in 2008.

The main focus is to continue permitting activities in order to advance the project towards commercial production. A series of community open houses and public meetings were held, during November 2007, in seven Dehcho communities to provide information and to seek feedback and advice relating to the reopening of the Prairie Creek mine. The Company plans to apply for the Land Use Permit and Water License for the commercial operation of the Prairie Creek Mine once the project description report can be finalized for the application submittal. Originally the Company intended to file this application during 2007. However, this timeline was delayed as a result of the Company updating a detailed Mine Plan based on incorporating all the Phase 1 and 2 underground drilling results and the unexpected delays with regard to the road rehabilitation permitting process. The Company plans to submit the applications as soon as possible.

C.           Research and Development, Patents and Licenses, etc.

The Company has not engaged in significant research and development activities during the last three years.

D.           Trend Information

See “Item 5.A.--Operating Results” and “Item 5.B--Liquidity and Capital Resources” for discussion of the most significant recent trends in the Company’s business since the last fiscal year.

Summary Quarterly Results:
(thousands of dollars except per share amounts)
Quarter ended	Interest income $	Net (Loss) $	Net (Loss) per Common Share $
December 31, 2007	208	(684)	(0.01)
September 30, 2007	375	(1)	(0.00)
June 30, 2007	331	(171)	(0.00)
March 31, 2007	320	(64)	(0.00)
December 31, 2006	304	(966)	(0.02)
September 30, 2006	237	(39)	(0.00)
June 30, 2006	226	(326)	(0.00)
March 31, 2006	181	(155)	(0.00)

The Company’s interest income has generally increased as a result of higher cash, cash equivalents and short term investment balances following share issuances during 2006 and 2007. The reduced interest income in the fourth quarter of 2007 arose as a result of slightly lower cash and cash equivalents following the 2007 Prairie Creek drill programs and also as a result of lower returns generally on new investments following the recent uncertainty in the capital markets.

The net loss in the fourth quarter of 2007 is higher than the prior three quarters primarily as a result of a stock-based compensation charge relating to stock options granted in October 2007, management bonuses awarded to officers and employees of the Company, and additional compliance costs relating to, among others, internal controls procedures and related testing for Sarbanes-Oxley compliance.

E.           Off-Balance Sheet Arrangements

Canadian Zinc has no off-balance sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that will or could have a material effect on the Company’s financial condition, interest income and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.           Tabular Disclosure of Contractual Obligations

The following is a schedule reflecting our aggregate financial commitments as of December 31, 2007:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	595	122	395	78	-
Asset Retirement Obligation (2)	1,228	-	-	-	1,228
Other Liability (3)	100	100	-	-	-
Total	1,923	222	395	78	1,228

(1)	Represents rent obligations under operating leases for office space and equipment.
(2)
The asset retirement obligation represents the expected present value of total payments of $2.5 million which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

(3)	Represents amounts payable to contractors at the Prairie Creek Mine site.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $51,000 per annum.

G.	Safe Harbor

This Annual Report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it. The Company uses words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements. The Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the “SEC”).  In particular, your attention is directed to the risks detailed in “Item 3.D.--Key Information--Risk Factors” and similar discussions in the Company's other SEC and Canadian  filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this Annual Report and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this Annual Report to reflect future events and circumstances for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this Annual Report and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The shareholders determine, at each annual general meeting, the number of Directors that will make up the Company’s Board of Directors. The Directors are elected by the Company’s shareholders pursuant to the terms of the Company’s Articles and the terms of its governing legislation, the Business Corporations Act (British Columbia).  The executive officers are appointed by the Board of Directors.

The following sets forth the Directors and officers of the Company at March 31, 2008:

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Robert Gayton British Columbia, Canada Director	68
Chartered accountant/financial consultant; Director of 11 public companies including Western Copper Corp., Quaterra Resources Inc., B2Gold Corp., Bravo Venture Group, Northern Orion Resources Inc., Amerigo Resources Ltd. and Nevsun Resources Ltd.
			May 2000	10,000 common shares
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	57
Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.
			November 2001	765,409 common shares
John MacPherson British Columbia, Canada Director	64	Director and Chairman of Tower Energy Ltd.; Chairman of Canadian Zinc Corporation from 2000 to June 2003.	May 1999	Nil
Dave Nickerson Northwest Territories, Canada Director	63
Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister
			March 2004	3,000 common shares
Alan C. Savage British Columbia, Canada Director	65
Director of Selkirk Metals Corp. (“Selkirk”), Copper Ridge Exploration Ltd. and Hi Ho Silver Resources Inc. Former Chairman of Doublestar Resources Ltd. (“Doubelstar”) until acquisition of Doublestar by Selkirk in July 2007.
			June 2003	2,000 common shares
Alan Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	51
Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004. Director of Cronus Resources Ltd. (formerly Sunrise Minerals Inc.).
			March 2004	Nil
Martin Rip British Columbia, Canada Chief Financial Officer, Vice President, Finance and Secretary (1)	33
Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since October 15, 2007; Chartered Accountant; former VP Finance and CFO of Pine Valley Mining Corporation (February 2005 – June 2007); Senior Manager – Grant Thornton LLP (March 2001 – February 2005).
			N/A	Nil
Bea Service Ontario, Canada Secretary (1)	57	Treasurer, Energold Minerals Inc. (resource company); Administrator, Conquest Resources Inc. (resource company)	N/A	Nil
(1) Martin Rip was appointed Corporate Secretary of the Company effective March 25, 2008.

As at March 31, 2008, the Directors and senior officers as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

No arrangement or understanding exists between any Director or member of senior management and any other person pursuant to which any Director or member of senior management was elected to such a position with us.

Cease trade orders, Bankruptcies.

John Kearney served as a non-executive director of McCarthy Corporation plc from July 2000 to March 2003. In June 2003, McCarthy Corporation plc proposed a voluntary arrangement with its creditors pursuant to the legislation of the United Kingdom.

Alan Savage served as a director of Consolidated Van Anda Gold Ltd., which became the subject of a cease trade order of the Alberta Securities Commission in February 2002 for failure to file financial statements. Mr. Savage resigned as a director of Consolidated Van Anda Gold Ltd. in August 2003.

Robert Gayton served as a director of Newcoast Silver Mines Ltd., which became the subject of a cease trade order of the British Columbia Securities Commission in September 2003 and of the Alberta Securities Commission in October 2003 for failure to file financial statements. The orders were revoked in October 2003 and March 2004, respectively

Martin Rip served as Chief Financial Officer of Pine Valley Mining Corporation (“Pine Valley”) which filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) on October 20, 2006. Subsequent to filing for CCAA protection, Pine Valley was suspended from trading on the TSX for failing to meet the minimum listing requirements. Mr. Rip’s employment with Pine Valley was terminated on June 29, 2007 as part of the CCAA proceedings.

B.           Compensation

Compensation of Directors. For the fiscal year 2007, the Company paid each Director, other than executive officers, an annual fee of $10,000 plus $500 for each meeting or committee meeting attended.  An aggregate of $66,500 was paid to Directors for their services as directors during 2007 (2006 - $68,100).

From time to time, Directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  In 2007, John MacPherson was paid $3,200 for consulting services.

Compensation of Executive Officers.

Summary Compensation Table. The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2007 and for the preceding three years, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of the Company (the "Named Executive Officers").  No other executive officers of the Company were in receipt of salaries and bonuses in excess of $150,000 during the financial year ended December 31, 2007.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John F. Kearney Chairman, President and Chief Executive Officer	2007 2006 2005	$180,000(1) $180,000(1) $144,000	$25,000(1) $72,000(1) Nil	Nil Nil Nil	Nil 200,000 1,000,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alan B. Taylor Chief Operating Officer	2007 2006 2005	$168,000 $176,069 $144,000	$42,000 $72,000 Nil	Nil Nil Nil	Nil 200,000 700,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Danesh D. Varma Chief Financial Officer (2)	2007 2006 2005	$12,000 $12,000 $12,490	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Martin Rip Chief Financial Officer (3)	2007 2006 2005	$30,600 N/a N/a	$1,800 N/a N/a	Nil N/a N/a	300,000 N/a N/a	Nil N/a N/a	Nil N/a N/a	Nil N/a N/a
(1)	Paid to a private company controlled by John F. Kearney.

(2)	Mr. Varma was appointed CFO in February 2005 and resigned in October 2007.

(3)	Mr. Rip was appointed CFO in October 2007.

Stock Options. During the year ended December 31, 2007, the Company granted 300,000 stock options to Mr. Rip. No other Named Executive Officers received a grant of stock options in fiscal 2007. The following table sets forth information with respect to options to purchase Common Shares granted to Named Excutive Officers during the year ended December 31, 2007.

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Martin Rip	300,000 (2)	43%	$0.94 (3)	$0.95 (3)	October 15, 2012
(1)	The total number of options granted in fiscal 2007 was 695,000 (including Mr. Rip’s option above).

(2)	This option grant vests as to 200,000 options on February 15, 2008 and 100,000 options on October 15, 2008.

(3)
The exercise price for options granted was determined by the Compensation Committee of the Board of Directors based on the closing price of the Company’s common shares as quoted on the TSX as at October 12, 2007. The stock option agreement and press release to the public was finalized on October 15, 2007.

The following table sets forth certain information with respect to options to purchase Common Shares exercised during the fiscal year ended December 31, 2007 and the financial year end value of unexercised options held by the Named Executive Officers on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
John F. Kearney	450,000	$180,000(2)	1,200,000/Nil	$150,000/Nil
Alan B. Taylor	Nil	Nil	900,000/Nil	$105,000/Nil
Martin Rip	Nil	Nil	Nil/300,000	Nil/Nil
(1)	The closing price of the common shares of the Company on the TSX on December 31, 2007 was $0.75.

(2)	Based upon the closing price of the common shares of the Company on the TSX on March 15, 2007 of $0.63.

Directors are eligible to participate in the Company’s Stock Option Plan. No stock options were granted to Directors during the year ended December 31, 2007. During the fiscal years ended December 31, 2006 and 2005, stock options totaling 1.2 million and 3.3 million shares respectively were granted to Directors of the Company pursuant to the Company’s Stock Option Plan.

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

Equity Compensation Plan Information. The following table sets out, as at the end of the Company’s financial year ended December 31, 2007, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders	4,865,000	$0.73	7,156,396
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,865,000	$0.73	7,156,396

Other Plans. The Company has no plans, other than the Company's stock option plan (as noted above), pursuant to which cash or non-cash compensation was paid or distributed to directors or officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

The Company does not have any pension plans, stock purchase plans or any other arrangements whereby compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

Termination of Employment or Change of Control. There exists no plan or arrangement in respect of which compensation has been paid or may be paid to executive officers or directors to compensate them for termination of employment, retirement or resignation or in the event of a change in duties or responsibilities as a result of a change of control of the Company, except as noted below under the terms of the employment agreement entered into with Mr. Rip.

Employment Contracts. The Company has no contracts with directors or executive officers except as noted below.

Employment agreement with Martin Rip. The Company entered into an Employment Agreement dated effective October 15, 2007 (the “Rip Agreement”) with Mr. Rip for his continuing services as an officer of the Company commencing on October 15, 2007 in consideration of an annual salary of $144,000. In the event of a change of control and subsequent termination or constructive dismissal within 12 months of the change of control Mr. Rip is entitled to receive an amount equal to 6 months of his then current annual salary. This amount is in addition to amounts due to Mr. Rip upon termination without cause as determined under the Rip Agreement.

Indebtedness of Directors and Senior Officers. No director or Senior Officer of the Company, or associate or affiliate of any such director or senior officer is indebted to the Company.

C.           Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. There are four board committees:  the Audit Committee comprised of Messrs. Gayton, Nickerson and Savage; the Compensation Committee comprised of Messrs. Gayton and Savage; the Health & Safety Committee comprised of Messrs. Taylor and Nickerson and also the Prairie Creek Site Managers; and a Corporate Development Committee comprised of Messrs. Savage and MacPherson. The Audit Committee operates under an Audit Committee Charter.

Information concerning the length of each Director’s service is set forth in “Item 6.A--Directors, Senior Management and Employees--Directors and Senior Management”.  Except as described in “Item 6.B--Directors, Senior Management and Employees--Compensation” above, there are no service contracts with the Company.

Independence of Members of Board. The Company’s board of directors currently consists of six directors. Four of the directors, Robert Gayton, Dave Nickerson, John MacPherson and Alan Savage, being a majority, are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept directly or indirectly any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or any committee thereof.

Robert Gayton is not and never has been an employee of the Company. However, Mr. Gayton did serve as a part-time interim Chief Financial Officer of the Company prior to December 9, 2004. John MacPherson served as Chairman of the Company prior to July 2003 and prior to that time was also an employee of the Company. In the view of the Company’s Board of Directors, the above described relationships, which have terminated, do not reasonably interfere with the exercise of independent judgment by Mr. Gayton or Mr. MacPherson.

Mr. Gayton has been a member of the Company’s Audit Committee since 2000 and is particularly experienced in accounting, accounting principles and in the preparation, auditing, analyzing and evaluation of financial statements. The Company considers Mr. Gayton to be independent for the purposes of National Instrument 52-110 (“NI 52-110”) in that he has no direct or indirect relationship with the Company which could, in the view of the Board of Directors of the Company, be reasonably expected to interfere with the exercise of independent judgment.

However, as noted above, Mr. Gayton did serve as a part-time Interim Chief Financial Officer of the Company during the period January 1, 2002 until December 9, 2004 pending the appointment of a permanent Chief Financial Officer and may, for the purposes of the independence tests in NI 52-110, be deemed to have been an Executive Officer of the Company during that time. Mr. Gayton also received consulting fees of $8,483, $5,625 and $6,000 in respect of the calendar years 2002, 2003 and 2004 respectively (in addition to remuneration for acting as a member of the Board of Directors), which fees may be deemed, for the purposes of the independence tests in NI 52-110, to have been consulting fees for acting in his capacity as an Executive Officer of the Company.

Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110 provides temporary relief from the independence requirements in NI 52-110 with respect to a particular audit committee member in circumstances where, among other things, the Board of Directors determines in its reasonable judgment that the member is able to exercise the impartial judgment necessary for the member to fulfill his responsibilities as an audit committee member and the appointment of the member is required by the best interests of the Company and its shareholders. The Company has relied on this exemption with respect to Mr. Gayton for the past three fiscal years up to December 9, 2007, being three years after the date Mr. Gayton served as interim Chief Financial Officer.

The Chairman of the Board, John F. Kearney, is not independent in that he is also President and Chief Executive Officer of the Company. Alan B. Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company.

 The Board has appointed Mr. Alan Savage as lead director. The Chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees, and the Chairman of the Board does not sit on either committee.

Supervision by the Board. The Chief Executive Officer and Chief Operating Officer report upon the operations of the Company directly to the Board on a regular basis. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed of independent directors who meet with the Company’s auditors, and without management in attendance if considered necessary or desirable. The independent directors have regular and full access to management and are able to meet at any time without the non-independent directors being present if considered necessary or desirable.

Board Mandate. The Board does not have a written mandate. The mandate of the Board is to supervise the management of the business and affairs of the Company. As part of its overall stewardship the Board of Directors assumes responsibility for strategic planning, identification of the principal risks associated with the Company’s business and ensuring appropriate management of these risks and making all senior officer appointments, including responsibility for evaluating performance, management development and succession planning.

Position Descriptions. The Board has not developed written position descriptions for the Chair of the Board or the Chairs of each of the Committees. The Board is of the view that the role and responsibilities of the Chair and of the Chairs of the respective Committees are sufficiently specific that no separate written position descriptions would be helpful.

The Company does not have an employment contract, or a written position description, in place with its President and Chief Executive Officer. The Chief Executive Officer is responsible for the day to day operations of the Company and reports directly to the Board of Directors on a regular basis. The Board responds to, and if it considers appropriate, approves with such revisions as it may require, recommendations which have been brought forward by the Chief Executive Officer. In addition to those matters which by law must be approved by the Board, all significant activities and actions proposed to be taken by the Company including in particular: capital budgets; financing; property acquisitions or dispositions; senior appointments and compensation are subject to approval by the Board of Directors.

Orientation and Continuing Education. The Company does not have a formal orientation or education program for directors. New Board members are provided with information respecting the functioning of the Board of Directors and its Committees. In addition, new directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company. Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and technical consultants of the Company, and visit the Company’s offices on a regular basis. Board members have access to legal counsel to the Company in the event of any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Company’s records and general industry information and material of interest is circulated to directors on a regular basis.

Ethical Business Conduct. The Board assumes responsibility for the Company’s approach to corporate governance matters. The Board views good corporate governance and ethical business conduct as an integral and essential component to the supervision and management of the Company and to meet responsibilities to shareholders, employees and other stakeholders. The Board adopted a written code for directors, officers and employees on November 1, 2007 – a copy of this Code is attached to this Annual Report at Exhibit 11.1. The Board conducts periodic reviews of the Company’s corporate governance practices and procedures in the light of applicable rules and guidelines and the current status and stage of development of the Company.

Directors are expected to adhere to all corporate law requirements in respect of any transaction or agreement in which they may have a material interest. It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. Where appropriate any director having a material conflict of interest will be expected to withdraw from the meeting and not participate in the meeting where such matter is being considered so that the remaining directors may properly exercise independent judgment.

Nomination of Directors. The Board has not appointed an independent Nominating Committee.  Nominations, if and when they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation, by the Board of Directors as a whole.

Compensation Committee. The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management.

The Compensation Committee is comprised of Robert Gayton and Alan Savage. All members of the Compensation Committee are considered independent. Mr. Gayton served as part-time acting Chief Financial Officer prior to December 2004 (as described above). The Board does not consider that such relationship interferes with Mr. Gayton’s ability to function independently on the Compensation Committee. The Committee makes recommendations to the Board with regard to the compensation of the Company’s directors. The Committee makes recommendations to the Board with respect to the compensation of the President and Chief Executive Officer. The Compensation Committee meets as requested by the Board or the Chief Executive Officer, or as considered desirable by the Committee. The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities. The Compensation Committee has not retained a compensation consultant or advisor since the beginning of the 2006 financial year, except that a recruitment consultant was retained to assist in the search for a CFO during 2007.

Assessment. The Board of Directors continuously reviews on an ongoing informal basis the effectiveness of the Board as a whole and the effectiveness, contribution and performance of the Board, its committees and individual directors. Each year, when it determines the number of directors to be elected at the annual meeting of shareholders, the Board considers its appropriate size and composition to properly administer the affairs of the Company and to effectively carry out the duties of the Board, given the Company’s current status and stage of development.
Audit Committee. The Board of Directors has an Audit Committee, which is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and external auditors (the “Auditors”).
The Company's audit committee is governed by a written charter. The functions of the Audit Committee as enumerated in its charter are set out below.

“Charter of the Audit Committee of the Board of Directors”

I.           MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Canadian Zinc Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s mandate and responsibilities are to:
•           recommend to the Board the external auditors to be nominated and the compensation of suchauditor;
•           oversee and monitor the work and performance of the Corporation's external auditors, including meeting with the external auditors and reviewing and recommending allrenewals or replacements of the external auditors and their remuneration;
•           pre-approve all non-audit services to be provided to the Corporation by the external auditors;
•           review the financial statements and management's discussion and analysis (MD&A) andannual and interim financial results press releases of the Corporation;
•           oversees the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
•           provide oversight to any related party transactions entered into by the Corporation.

II.           AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(1)         engage independent counsel and other advisors as it determines necessary to carry out its duties;
(2)         set and pay the compensation for advisors employed by the Audit Committee; and
(3)         communicate directly with the external auditors.

III.           COMPOSITION AND MEETINGS

(1)         The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including those of all applicable securities regulatory authorities.
(2)           The Committee shall be composed of three directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.  A minimum of two members of the Committee present either in person or by telephone shall constitute a quorum.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

(1)	Each member of the Committee shall be “independent” and shall be “financially literate” (as each such term is defined in Multilateral Instrument 52-110)

(2)	The Committee shall meet at least quarterly, as circumstances dictate or as may be required by applicable legal or listing requirements.

(3)
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

IV.           RESPONSIBILITIES

(1)
The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved, prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the interim financial statements.

(2)	The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

(3)
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and annual and interim earnings press releases before the Corporation publicly discloses this information.

(4)
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, before the Corporation publicly discloses this information.

(5)	The Committee shall meet no less frequently than annually with the external auditors to review accounting practices, internal controls and such other matters as the Committee deems appropriate.

(6)	The Committee shall establish procedures for

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
(b)           the confidential, anonymous submission by employees of the Corporation ofconcerns regarding questionable accounting or auditing matters.
(7)	The Committee shall provide oversight to any related party transactions entered into by the Corporation.

(8)
In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance or tax advice or any non-audit services the Chief Financial Officer of the Corporation shall consult with the Audit Committee, who shall have the authority to approve or disapprove such non-audit services.    The Audit Committee shall maintain a record of non-audit services approved by the Audit Committee for each fiscal year and provide a report to the Board on an annual basis.

(9)	The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

(10)	The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

Pre-approval Policies and Procedures. The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the audit committee is informed of each particular service. All of the engagements and fees for Fiscal 2006 and 2007 were approved by the Audit Committee. The Audit Committee reviews with the auditors whether the non-audit services to be provided are compatible with maintaining the Auditor’s independence.

Since the commencement of the Company’s most recently completed financial year (January 1, 2007) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

D.           Employees

The average number of employees at the Company for each of the last three years is summarized in the table below:

TOTAL

December 31, 2007	18
December 31, 2006	13
December 31, 2005	7

For the year ended December 31, 2007, the average number of employees at the Prairie Creek Mine Site was thirteen compared to nine for fiscal 2006. An average of five full-time employees in 2007 (four in fiscal 2006) were employed in administrative and management roles at the Company. Canadian Zinc has added to the total number of employees over the past few years as the level of activity has increased both at the Prairie Creek Mine site and at its corporate head office.

E.           Share Ownership

The share ownership of those persons listed in “Item 6.B.--Compensation” is shown on the table included in “Item 6.A.--Directors and Senior Management” and the table included in “Item 6.B.--Compensation” includes details of all options or warrants to purchase shares of the Company held by such persons.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information regarding the share ownership, excluding any warrants held, of the Company as of March 31, 2008 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares.

Name of Owner	Number of Common Shares	Percentage
Sprott Asset Management Inc.(1)	16,805,333(1)	13.92%
(1)           Based upon information contained in the most recent Report under Part 4 of National Instrument 62-103 dated December 10, 2007 as filed on SEDAR.

As of March 31, 2008, the Directors and Senior Officers of the Company as a group beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

As of March 31, 2008, approximately 1.9%, or 2.3 million of the Company’s outstanding common shares were held in the United States by 78 holders registered on the books of the Company’s transfer agent.

To the best of the Company’s knowledge and other than as disclosed in this Annual Report, the Company is not directly or indirectly controlled or owned by any other corporation, foreign government or any other natural or legal person and it is not subject to any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

The Company’s major shareholders as listed above do not have any different voting rights than those held by any other shareholder of the Company.

B.           Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2007, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)           enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, other than executive and director compensation as set out in Note 11 to the Financial Statements.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 for the Company’s Financial Statements.

Percentage of Export Sales.  The Company is currently in a pre-production phase and accordingly makes no export sales.

Legal Proceedings.  The Company is not a party, nor has it been a party in the recent past, to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. None of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or have a material interest adverse to the Company in any legal or arbitration proceeding.

Dividends.  The Company, to date, has not paid any dividends nor does it plan to pay dividends in the foreseeable future.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “CZN”. The Company’s common shares also trade on the OTCBB in the United States under the symbol “CZICF”.

Trading on the TSX. The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2007.

Year Ended	High CDN$	Low CDN$
December 31, 2007	1.12	0.58
December 31, 2006	1.63	0.53
December 31, 2005	0.88	0.25
December 31, 2004	2.04	0.51
December 31, 2003	1.73	0.09

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2007.

Quarter Ended	High CDN$	Low CDN$
December 31, 2007	0.97	0.61
September 30, 2007	0.98	0.60
June 30, 2007	1.12	0.69
March 31, 2007	0.92	0.58
December 31, 2006	1.02	0.56
September 30, 2006	0.94	0.53
June 30, 2006	1.63	0.71
March 31, 2006	1.34	0.75

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
March 31, 2008	0.69	0.50
February 29, 2008	0.70	0.61
January 31, 2008	0.77	0.58
December 31, 2007	0.80	0.61
November 30, 2007	0.89	0.64
October 31, 2007	0.97	0.80

Trading on the OTC BB. The following table sets forth the high and low sale prices on the OTCBB for the common shares for the last five fiscal years ended December 31, 2007.

Year Ended	High U.S.$	Low U.S.$
December 31, 2007	1.05	0.48
December 31, 2006	1.32	0.08
December 31, 2005	0.75	0.28
December 31, 2004	1.60	0.36
December 31, 2003	1.36	0.06

The following table sets forth the high and low sale prices on the OTCBB for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2007.

Quarter Ended	High U.S.$	Low U.S.$
December 31, 2007	0.99	0.63
September 30, 2007	0.94	0.55
June 30, 2007	1.05	0.59
March 31, 2007	0.77	0.48
December 31, 2006	0.89	0.64
September 30, 2006	0.76	0.35
June 30, 2006	1.32	0.63
March 31, 2006	1.16	0.08

The following table sets forth the high and low sales prices on the OTCBB for the common shares for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
March 31, 2008	0.71	0.48
February 29, 2008	0.71	0.60
January 31, 2008	0.80	0.56
December 31, 2007	0.80	0.63
November 30, 2007	0.97	0.64
October 31, 2007	0.99	0.79

B.           Plan of Distribution

Not applicable.

C.           Markets

The Company's common shares trade on the “TSX" in Toronto, Ontario, Canada, under the trading symbol "CZN" and CUSIP #136802105.

The Company's common shares commenced trading on the TSX on December 7, 1993 and under the name Canadian Zinc Corporation commenced trading June 2, 1999.

  In April 2007, the Company’s shares were admitted for quotation on the OTC Bulletin Board under the symbol OTCBB-“CZICF”, and are currently also dually quoted on the OTC Pink Sheets. Prior to that date, the Company’s common shares were traded in the United States (Non-NASDAQ Over the Counter Other) by the National Association of Securities Dealers Quotation System under the symbol “CZICF”.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the name “Pizza Patio Management Ltd.”  The Company changed its name to “San Andreas Resources Corporation” on August 29, 1991 and to “Canadian Zinc Corporation” on May 25, 1999. On June 16, 2004, the Company’s shareholders adopted new Articles to bring its Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

With respect to directors and officers, the Articles of the Company provide that a Director or officer who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest in accordance with the provisions of the Act and shall abstain from voting in respect thereof.

The Articles also provide that the Directors may from time to time borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured; give a guarantee on behalf of the Company; mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Company to secure payment of a debt or performance of any other obligation of the Company. Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution. A Special Resolution means a resolution cast by a majority of not less than three quarters of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles provide shall not be less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

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

C.           Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years.

D.           Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares other than withholding tax requirements.  (E.g., Remittances of dividends to United States residents are subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.)

Except as provided in the Investment Canada Act (“Investment Act”), there are no provisions under the laws of Canada, the Province of British Columbia or in the Articles of the Company restricting the right of foreigners to hold or vote the common shares of the Company. The Investment Act provides for a review in the case of an acquisition of control of a Canadian business by a non-Canadian (other that a “NAFTA investor” as defined in the Investment Act), as described below. The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, corporation, partnership, trust or joint venture that is non-Canadian unless the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.

In the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO investor, the investment would be reviewable if the value of the assets of the Company equaled or exceeded $295.0 million, the threshold established for 2008. (In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.) A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

In the case of an acquisition of control of a Canadian business by a non-Canadian, other than a WTO investor, where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada's cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

The Investment Act would not apply to certain transactions in relation to common shares of the Company, including: an acquisition of common shares of the Company by any person made in the ordinary course of that person's business as a trader or dealer in securities; or an acquisition of control of the Company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company, remains unchanged.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the Investment Act: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the Investment Act.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition to the foregoing, the Investment Act requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.           Taxation

Canadian Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company’s opinion to the best of its knowledge.  It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.  Each prospective and current shareholder is urged to obtain independent advice with respect to the income tax consequences applicable to him in his own particular circumstances.  The tax consequences to any particular holder of common shares (the “Investor”) will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is a Company that carries on business in Canada and elsewhere.

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

Dividends:

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares).  In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. If the U.S. resident shareholder is an LLC, the withholding rate is 25%. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

Capital Gains:

An Investor is not subject to tax under the Canadian Act in respect of a capital gain realized upon the disposition of a share unless the share represents “taxable Canadian property” to the Investor. Generally, a common share of a Canadian resident corporation listed on a prescribed stock exchange, such as a common share of the Company, will not constitute taxable Canadian property to the non-resident holder unless the Investor held the common share as capital property used in carrying on a business (other than an insurance business) in Canada, or unless the Investor or persons with whom the Investor did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

Where an Investor is an individual who has ceased to be resident in Canada, and at the time such Investor ceased to be a Canadian resident elected to have the common shares treated as taxable Canadian property, the Investor will be subject to Canadian tax on any capital gain realized on disposition of the common shares, subject to the relieving provisions of the Treaty described below. The common shares may also be taxable Canadian property to an Investor if the Investor acquired them pursuant to certain “rollover” transactions. This would include transactions under Sections 85 and 87 of the Canadian Act, which apply to share for share and amalgamation transactions.

Where a U.S. resident Investor realizes a capital gain on a disposition of common shares of the Company that constitute taxable Canadian property, the Treaty exempts such Investor from liability for Canadian tax in certain circumstances. A common share of the Company held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the common share is not derived principally from real property (including resource properties) situated in Canada. If the U.S. resident Investor is an LLC, this potential Treaty exemption does not apply.  Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where an Investor disposes of shares that are taxable Canadian property, the Investor is required to file a Canadian income tax return in respect of such dispositions.

An Investor whose common shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more common shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefrom exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor’s reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (the “taxable capital gain”) in the Investor’s taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (the “allowable capital loss”) against taxable capital gains included in the Investor’s taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

For further information with respect to the Company, you are referred to the filings the Company has made with the SEC. Statements contained in this Annual Report concerning the contents of any contract, or any other document, are not necessarily complete. If a contract or document has been filed as an exhibit to any filing the Company has made with the SEC, you are referred to the copy of the contract or document that has been filed.  Each statement in this Annual Report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, files reports and other information with the SEC. The Company’s registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the following public reference facilities maintained by the SEC:

Judiciary Plaza
Room 1024
450 Fifth Street, N.W.
Washington, DC  20549

Woolworth Building
233 Broadway
New York, New York 10279

175 W. Jackson Boulevard
Suite 900
Chicago, Illinois 60604

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1 800 SEC 0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I.           Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.

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

A.           Debt Securities

Not applicable.

B.           Warrants and rights

Not applicable.

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

Disclosure Controls and Procedures.  As of December 31, 2007, an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2007, were effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

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

Internal Controls over Financial Reporting.  The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007. Management reviewed the results of their assessment with the Company’s Audit Committee.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2007, and expressed an unqualified opinion thereon. Ernst & Young LLP has also expressed an unqualified opinion on the effective operation of the Company’s internal control over financial reporting as of December 31, 2007.

It should be noted that while the Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting.  The Company performed a detailed review and assessment of its internal controls over financial reporting during 2007 in an effort to further enhance its systems. A significant change was made during the year with regard to the corporate structure through the hiring of a full-time Chief Financial Officer on October 15, 2007 (as opposed to previously having a part-time Chief Financial Officer). This enabled the Company to re-evaluate and strengthen certain elements of its internal controls over financial reporting.

The Company made certain other changes to its systems of internal controls over financial reporting in 2007 that did not materially affect, and are not reasonably likely to materially affect, internal control over financial reporting. During this process, management identified certain potential deficiencies in internal control over financial reporting, but none which were individually or cumulatively considered to be material weaknesses. The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company. Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties. These risks are not considered to be significant. The Company’s management has taken such action as it considers appropriate to minimize any potential risks from these deficiencies, including using outside consultants and advisors as deemed appropriate.

ITEM 16.	[RESERVED]

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that at least one member of the Company’s Audit Committee, Robert Gayton, possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 16A of Form 20-F. Mr. Gayton was not “independent” under applicable listing standards until December 9, 2007, being three years after the date Mr. Gayton ceased to serve as interim CFO of the Company as described above at “Item 6.C--Board Practices--Independence of Members of Board.” In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16.B	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, senior officers and employees of the Company. The Company’s Code of Ethics is attached as Exhibit 11.1.

Shareholders may request a copy of the Code of Ethics by written request directed to Canadian Zinc Corporation, Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada V6B 4N9 or by reference to the Company’s website – www.canadianzinc.com.

There have been no waivers or amendments to the Code of Ethics.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable for the fiscal years ended December 31, 2007 and 2006 to Ernst & Young LLP, Independent Registered Chartered Accountants, are detailed below.

	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees (1)	$59,740	$53,429
Audit-Related Fees (2)	$30,900	$11,742
Tax Fees (3)	$Nil	$6,660
All Other Fees	$Nil	$7,500
Totals	$90,640	$79,331

(1)	“Audit Fees” represent fees for the audit of the annual financial statements, and review in connection with the statutory and regulatory filings.
(2)	“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2007 and 2006 were approved by the Audit Committee. The Audit Committee reviews with the Auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16.D	EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT
COMMITTEES

Not applicable.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Description of Document
Cover Sheet
Independent Auditor’s Report of Ernst & Young dated March 25, 2008
Balance Sheets as at December 31, 2007 and 2006
Statements of Operations and Deficit for years ended December 31, 2007, 2006 and 2005
Statement of Cash Flows for years ended December 31, 2007, 2006 and 2005
Notes to Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 11th day of April, 2008.

CANADIAN ZINC CORPORATION
“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Notice of Articles (of Incorporation)
1.2*	Articles (Bylaws)
4.2*	Purchase Agreement between Titan Logix Corp. and Canadian Zinc Corporation dated January 29, 2004.
4.3*	10% Rolling Stock Option Plan
4.4	Employment Agreement between the Company and Martin Rip dated October 15, 2007.
4.5	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan.
11.1	Code of Business Conduct and Ethics as adopted by the Board of Directors on November 1, 2007.
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.1	Annual Information Form as at March 28, 2008 for the Fiscal Year ended December 31, 2007.
15.2	Management’s Discussion and Analysis for the year ended December 31, 2007 dated March 28, 2008.

*These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-22216). In prior periods these were noted as Exhibit 1.A, 1.B, 4.B and 4.C respectively.