Form 20-F
CANADIAN ZINC CORP
filed 2009-05-27
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
                        For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________   to  ______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                Date of event requiring this shell company report Commission file number 0-22216

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Company’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

650 West Georgia Street, Suite 1710, Vancouver, British Columbia, V6B 4N9

(Address of principal executive offices)

Martin Rip
650 West Georgia Street, Suite 1710, Vancouver, British Columbia, V6B 4N9
Tel: (604) 688-2001
Fax: (604) 688-2043

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

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

118,969,063 Common Shares, without par value, as at December 31, 2008

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

TABLE OF CONTENTS

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED OR INFERRED RESOURCES

CONVENTION

MEASUREMENT CONVERSION INFORMATION

GLOSSARY OF NAMES AND TERMS

FORWARD-LOOKING STATEMENTS

PART I

ITEM 1.                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.                     OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.                     KEY INFORMATION
ITEM 4.                     INFORMATION ON THE COMPANY
ITEM 4A.                  UNRESOLVED STAFF COMMENTS
ITEM 5.                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6.                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8.                     FINANCIAL INFORMATION
ITEM 9.                     THE OFFER AND LISTING
ITEM 10.                   ADDITIONAL INFORMATION
ITEM 11.                   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.                   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.                     DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES
ITEM 14.                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.                     CONTROLS AND PROCEDURES
ITEM 16.                      [RESERVED]
ITEM 16.A                  AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16.B                   CODE OF ETHICS
ITEM 16.C                   PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16.D                   EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES
ITEM 16.E                   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
ITEM 16.F                   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
ITEM 16.G                   CORPORATE GOVERNANCE

PART III

ITEM 17.                     FINANCIAL STATEMENTS
ITEM 18.                     FINANCIAL STATEMENTS
ITEM 19.                     EXHIBITS

SIGNATURES

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

This Annual Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Canadian mining terms in this Annual Report on Form 20-F are defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended, which permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Certain terms are used in this Annual Report, such as “measured,” “indicated,” and “inferred” “resources,” which are defined in and required by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted in reports and registration statements filed with the SEC.

U.S. Investors should note that Canadian Zinc Corporation DOES NOT currently disclose any SEC Industry Guide 7 mineral reserves with regard to its mineral deposits at the Prairie Creek Mine site.

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources.”  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

This document uses the term “inferred resources.”  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  “Inferred Resources” have significant uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Investors are cautioned not to assume that all or part of an inferred resource exists, or is economically or legally mineable.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  U.S. investors are urged to consider closely the disclosure in this Annual Report.

Convention

The terms “Canadian Zinc,” the “Company,” “we,” “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Canadian Zinc Corporation, a corporation organized under the laws of the province of British Columbia, Canada, except where the context requires otherwise.

References throughout this Annual Report to a fiscal year refer to the fiscal year ended on December 31 of that year.  “Fiscal 2008,” for example, refers to the fiscal year ended December 31, 2008.

The Company’s financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as disclosed in Note 19 to the financial statements for the fiscal year ended December 31, 2008.  All references to “dollars” or “$” in this Annual Report are to Canadian dollars (“CDN”) and all references to “U.S. Dollars” or “US$” are to the currency of the United States of America.  Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. Dollar amounts at specified rates.

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

“Reclamation” -- The restoration of land and the surrounding environment of a mining site after the metal is extracted.

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

Statements about planned/proposed mine operations, anticipated future operating descriptions included in the Company’s Project Description Report (filed for permitting requirements), expected completion dates of pre-feasibility or feasibility studies, future cost estimates, expectations around the process for obtaining operating permits, the expected completion of acquisitions/transactions, the impact on the Company of future accounting standards, discussions of risks and uncertainties, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.  You should not place undue reliance on these forward-looking statements.

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

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this Annual Report to reflect future events and circumstances for any reason, except as required by law.  In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this Annual Report and, accordingly, they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Except as required by law, the Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management.

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following table sets forth our selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto as at December 31, 2008, 2007, 2006, 2005 and 2004.  The Company’s financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP; a discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 19 to the audited financial statements.  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.  The selected financial data set forth below should be read in conjunction with “Item 5--Operating and Financial Review and Prospects,” and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data
(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2008	2007 *	2006 *	2005 *	2004 *
Amounts in accordance with Canadian GAAP:
Net (loss)	$(4,228)	$(9,483)	$(7,723)	$(3,504)	$(2,909)
Basic and diluted (loss) per share	(0.04)	(0.08)	(0.08)	(0.05)	(0.04)
Total assets	29,521	34,391	35,272	21,204	18,041
Net assets	27,848	31,909	33,428	19,854	16,638
Net working capital	22,557	27,432	29,143	16,040	12,758
Capital stock	65,621	65,964	59,365	43,067	37,790
Contributed surplus	8,354	7,844	6,479	1,479	36
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	120,440,062	113,429,078	94,734,979	71,378,444	67,174,891
Number of common shares outstanding	118,969,063	120,213,962	107,590,212	79,747,212	69,394,942

Amounts in accordance with U.S. GAAP:
Net (loss)	$(4,228)	$(10,439)	$(9,486)	$(3,504)	$(2,909)
Basic and diluted (loss) per share	(0.04)	(0.09)	(0.10)	(0.05)	(0.04)
Total assets	29,521	34,391	35,272	21,204	18,041
Net assets	27,848	31,909	31,897	19,854	16,638
Net working capital	22,557	27,432	29,143	16,040	12,758
Capital stock	68,340	68,683	57,834	43,067	37,790
Contributed surplus	8,354	7,844	6,479	1,479	36
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	120,440,062	113,429,078	94,734,979	71,378,444	67,174,891
Number of common shares outstanding	118,969,063	120,213,962	107,590,212	79,747,212	69,394,942

* The Company’s results for the fiscal years 2004 – 2007 are presented after restatement for the Company’s 2008 change in accounting policy (under Canadian GAAP), as described in this annual report, whereby exploration and development costs are expensed rather than capitalized.

See “Item 5.A.--Operating Results--Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations” for comments on the reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Annual Report.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2004 to December 31, 2008 were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Years ended December 31
	2008	2007	2006	2005	2004
High	1.0241	1.0852	0.9105	0.8682	0.8504
Low	0.7731	0.8435	0.8531	0.7876	0.7165
Average	0.9381	0.9303	0.8817	0.8254	0.7684
End of Period	0.8210	1.0088	0.8581	0.8598	0.8319

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Monthly
	November ‘08	December ‘08	January ‘09	February ‘09	March ‘09	April ‘09
High	0.8687	0.8356	0.8485	0.8221	0.8180	0.8382
Low	0.7731	0.7824	0.7889	0.7860	0.7698	0.7930

The exchange rate on May 22, 2009 was 0.8926.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons For The Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following is a discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.  This discussion is also described in Section 4 of the Company’s Annual Information Form dated March 16, 2009 filed as Exhibit 15.1 hereto and incorporated herein by reference.

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

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley.  There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations.  This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations.  Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

As noted in section “Item 4.D.--Property, Plant and Equipment--11. Environmental Considerations--Nahanni National Park Reserve/Parks Canada Memorandum of Understanding” of this Annual Report, in August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of

Nahanni National Park Reserve.  The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The area surrounding the Prairie Creek mine, containing approximately 367 square kilometres, is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted.  While Canadian Zinc has been assured that its current rights will be respected, there is a risk that the Park Expansion will detrimentally impact the existing mining and access rights of Canadian Zinc.

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

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits.  However, such licences and permits are subject to change in various circumstances.  Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine.  There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve.  The Government of Canada has announced plans to expand the area of Nahanni National Park and the proposed new boundaries will surround, but exclude, the Prairie Creek Mine.  The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety.  Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.  All phases of Canadian Zinc’s operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

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

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.  As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation cost.  The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.  Additional discussion on the impact of reclamation costs is included in this Annual Report at “Item 4.D.--Property, Plant and Equipment--11. Environmental Considerations--Environmental Obligations.”

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained.  No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

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

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations.  If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as has recently occurred, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore.  Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced.  The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

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

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy.  Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations.  Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.  Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic.  The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable.  Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

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

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing, or if available, that the terms of such financing will be favorable or acceptable to the Company.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries.  The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices.  Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning

Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Canadian Zinc may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

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

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008.  A Project Description Report is not a Feasibility Study.  The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report.  The Resource Estimation in the Technical Report does not constitute mineable reserves.  The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980.  The Kilborn feasibility study is outdated and cannot be relied upon.  The existing infrastructure, including the mill, buildings, camp etc. is now over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated.  There is significant risk attaching to the proposed operation of aged equipment.  The Company is working converting the Project Description Report into a Pre-Feasibility study utilizing the updated October 2007 Technical Report.

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

Uncertainty in the Estimation of Mineral Resources

U.S. Investors should note that Canadian Zinc Corporation DOES NOT currently disclose any SEC Industry Guide 7 mineral reserves with regard to its mineral deposits at the Prairie Creek Mine site.

This document uses the terms “measured resources,” “indicated resources,” and “inferred resources.”   Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc Corporation’s control.  Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

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

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable.  Future production could differ dramatically from mineral resource estimates for many reasons including the following:
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

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations.  Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms.  In particular, the Company is not insured for environmental liability or earthquake damage.

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

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects.  The validity and ownership of mining property holdings can be uncertain and may be contested.  There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories.  The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims.  Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained.  Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects.  No assurances can be given that there are no title defects affecting such properties.

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

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any resultant acquisitions, such as those discussed in this Annual Report at “Item 4.B.--Business Overview” may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks.  Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc.  Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business.  In addition Canadian Zinc may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution.  There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Requirements of the Sarbanes-Oxley Act

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).  As of December 31, 2008, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting.  If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX.  The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to fail to meet its reporting obligations.  Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting.  Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

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

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $46.127 million through December 31, 2008.  The Company’s properties are all in the exploration or development stages and the Company has no revenues from mining operations since incorporation.  There can be no assurance that the Company will be able to operate profitably during future periods.  If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and development plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of the date hereof, the Company had share purchase options outstanding allowing the holders of these options to purchase 6,740,000 common shares and share purchase warrants outstanding allowing the holders to purchase 5,882,500 common shares.  Directors and officers of the Company hold 5,700,000 of these share purchase options and 1,040,000 share purchase options are held by employees and service providers of the Company.  None of the share purchase warrants are held by directors and officers. As of December 31, 2008 there were 118,969,063 common shares outstanding; the exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

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

Foreign Private Issuer Status

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in the Company’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in the Company’s securities.

General Economic Conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Many industries, including the mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•	the volatility of metal prices may impact the Company’s revenues, profits and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•	the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

U.S. Tax Matters

United States income tax legislation contains rules governing passive foreign investment companies (“PFIC”), which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See “Item 10 Additional Information--Taxation--Certain United States Federal Income Tax Consequences” for a detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

Penny Stock Rules

The Company’s stock is a penny stock.  The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.”  The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

General Information. The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the Companies Act of British Columbia and the name “Pizza Patio Management Ltd.”  The Company changed its name to “San Andreas Resources Corporation” on August 29, 1991 and to “Canadian Zinc Corporation” on May 25, 1999.  The Company currently exists under the Business Corporations Act (British Columbia).  On June 16, 2004, the Company’s shareholders adopted new Articles to bring the Company’s Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The Company's principal place of business (which is also the registered office) is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9.  The office telephone number is (604) 688-2001.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada, under the symbol “CZN” and on the OTC Bulletin Board in the United States under the symbol “CZICF.”  Canada is the place of domicile for the Company.  The Company’s fiscal year end is December 31 in each year.

The Company is engaged in the business of exploration and, when warranted, development of natural resource properties.  The Company’s principal focus is exploration and development the Prairie Creek Property and adjacent mineral land claims (a zinc/lead/silver property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.

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

Principal Capital Expenditures. Prior to fiscal 2008, and as permitted under Canadian GAAP, the Company capitalized its exploration and development/permitting expenditures at Prairie Creek.  However, during fiscal 2008, the Company made a voluntary change in accounting policy, as described in more detail in this Annual Report at “Item 5.A.--Operating Results--Change in Accounting Policy,” whereby such costs are now expensed as incurred until such time as mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  With regards to plant and equipment, the Company’s principal capital expenditures during the three most recent fiscal years have amounted to a total of $977,000, which primarily relates to mobile equipment at Prairie Creek.

B.            Business Overview

The Company’s principal focus is the exploration and development of the Prairie Creek Property, a zinc/lead/silver deposit with adjacent mill and infrastructure facilities, located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.

History of Prairie Creek. The original discovery of mineralization on the Prairie Creek Property was made in 1928 at the showing known as the “No. 5 Zone.”  In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd.  The claims lapsed in 1965 and were restaked by a prospector and subsequently conveyed to Cadillac Explorations Ltd. (“Cadillac”) in 1966.  Cadillac also acquired a 182,590 acre prospecting permit.  This permit expired in 1969 and 6,659 acres (210 claims) were selected by Cadillac and brought to lease.

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

In 1980, an independent feasibility study was completed by Kilborn Engineering (Pacific) Limited which resulted in a decision to put the property into production.  In December 1980, Procan Exploration Company Ltd. (“Procan”) (a company associated with Bunker and Herbert Hunt of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the Kilborn feasibility study.  Between 1980 and 1982, extensive mine development took place.  Cadillac acquired a 1,000-ton per day mill concentrator and transported it to the minesite.  The mill was erected and a camp constructed.  Two adits were established and extensive underground development took place.  During this time, the winter road connecting the mine site to the Liard Highway was constructed and over 500 loads of supplies were transported to the site.  Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing.  Subsequently, Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

In 1991, Nanisivik Mines Limited (an unaffiliated third party) (“Nanisivik”) acquired the property through the bankruptcy proceedings.  Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik.  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, and a 60% interest in the plant and equipment, subject to a net smelter royalty of 2% in favour of Titan Pacific Resources Ltd. (“Titan”).  In January 2004, the Company acquired all of Titan’s interest, including the 2% net smelter royalty, and now holds a 100% interest in the Prairie Creek property, plant and equipment.

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

In October 2007, an updated Technical Report (the “Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program.  The Report verifies and confirms the previous historical resource estimate completed by MRDI in 1998 and notes significant upgrades in resource categories.  The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper.  In addition, the Report confirms that there remains a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.  Cautionary Note to U.S. Investors: Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic or legal viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources” above.

Utilizing the Report, the Company subsequently examined various operating alternatives including mine planning, processing and tailings disposal studies.  The work to date, which was undertaken in conjunction with SNC-Lavalin Inc., has focused on detailed mine planning and scheduling, process design, including a new dense media separation system, and underground tailings disposal.  A new bulk sample and representative water samples were extracted from underground and transported to SGS Lakefield for laboratory and metallurgical testing to produce representative tailings and process water.  Detailed transportation studies were also carried out.

A Project Description Report (“PDR”) was prepared and filed with regulatory authorities in May 2008 in support of application for operating permits.  The PDR  describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

The Project Description Report, dated May 2008, may be viewed under the Company’s name on the Water Board’s website at http://www.mvlwb.ca/mv/registry.aspx.

The Company is currently working with SNC-Lavalin Inc. and other consultants to optimize the proposed mine plan incorporating some of the data from studies that were carried out in 2008 and will work towards updating and converting the PDR into a Pre-Feasibility Study to be finalized after the current Environmental Assessment has been completed by the Review Board.

The indicated capital costs to place the Prairie Creek Mine into production will be estimated in the Pre-Feasibility study.  The Company currently anticipates that the capital costs will be in the range of $80 - 100 million, depending on final project design and conditions in the operating permits.

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

Throughout the years 2004 through 2008, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process.

In 2001, the Company applied for two surface exploration drilling permits, an underground exploration permit, a pilot plant metallurgical permit and a permit for use of part of the road from the Prairie Creek Property.  Following Environmental Assessment (“EA”) the two surface exploration land use permits were issued in 2001.

The underground exploration and pilot plant permit applications were referred for Environmental Assessment which lasted throughout all of 2001, 2002 and into June of 2003.  In September 2003, a Land Use Permit and Water Licence for underground exploration and development and for metallurgical testing in a pilot plant were issued to the Company by the Mackenzie Valley Land and Water Board (the “Water Board” or “MVLWB”).  An appeal to the Federal Court (the “Court”) seeking judicial review of the decision of the Water Board to issue the Water Licence was filed in October 2003 by the Dehcho First Nations and heard by the Court in August 2005.  In December 2005, the Court issued its Judgment directing the Water Board to reissue the Licence containing modified language which had been agreed between the Company and the Minister of Indian and Northern Affairs Canada.  The Licence was reissued by the Board in February 2006.  The Water Licence and Land Use Permit were renewed in September 2008 for terms of five years and two years respectively.

In 2003, the Company submitted a separate application for a Land Use Permit for use of the existing road from the Liard Highway to the mine site and claimed legal exemption from the EA process.  The claim for exemption was denied by the Water Board and the Company filed an appeal to the Supreme Court of the Northwest Territories.  That Appeal was heard by the Supreme Court in December 2004.  In May 2005, the Court issued its Judgment, ruling that the proposed development is exempt under the Act from EA.  Subsequently the Nahanni Butte Dene Band of the Dehcho First Nations alleged infringement of their constitutional rights and inadequate consultation.  The Department of Indian Affairs and Northern Development carried out a Section 35 Consultation with Nahanni and issued its report to the Water Board in February 2007.  The Land Use Permit was issued in April 2007 and is valid for a period of five years to April 10, 2012.

           In the spring of 2004, the Company applied to the Water Board for an amendment to expand the area of the existing surface exploration Land Use Permit.  The application was referred for EA and this assessment was conducted by the Mackenzie Valley Impact Review Board (the “Review Board” or “MVEIRB”) throughout 2005, culminating in a decision dated December 23, 2005 in which the Review Board recommended to the Minister of Indian Affairs and Northern Development  that the development proceed to the regulatory phase of approvals.  On February 3, 2006, the Minister accepted the recommendations of the Review Board and the application was referred back to the Water Board to finalize the terms and conditions of the permit.  The Land Use Permit was issued by the Water Board in May 2006, is valid for a period of five years, and permits the Company to conduct exploration, including drilling, anywhere on the Prairie Creek Property.

In June 2007, Canadian Zinc applied to the Water Board for a Class B Water Licence rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans (“DFO”) to carry out the work.  Also in June 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation.  The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Butte Dene Band.  The Company received the quarry permit on February 29, 2008, the Water Licence on March 20, 2008 and the authorization from DFO on July 15, 2008.

In May 2008, the Company applied to the Water Board for a Type “A” Water Licence and three Type “A” Land Use Permits; one for the operation of the Prairie Creek Mine and two for Transfer Facilities along the road.  In September 2008, the Water Board completed its preliminary screening and referred the Land Use Permit and the Water Licence applications to the Review Board for Environmental Assessment.

An EA is the next stage in the regulatory process following preliminary screening.  The initial phase of the EA consisted of community scoping sessions and written hearings, submissions and rulings to determine the scope of the Terms of Reference for the EA.  The Company participated in six public scoping sessions in several Dehcho communities and in Yellowknife in late September/early October 2008 to enable discussion and questions to be addressed to assist in determining the overall scope of the EA.  The Community public sessions demonstrated that there is considerable local community support for the Prairie Creek project and there is no significant public concern amongst the communities.  The Review Board was strongly encouraged to undertake a very focused and efficient EA. Two clear themes emerged: protection of water quality is paramount, and, jobs and economic activity are sorely needed in the Dehcho region.

The Review Board originally proposed a deadline of October 14, 2008, for interested parties to provide scoping submissions but this was subsequently extended.  Initially, the Review Board indicated that it anticipated providing further guidance on how the EA would proceed in the last week of November 2008.

On November 6, 2008, the Review Board received a Request for Ruling from Ecojustice (formerly Sierra Legal Defence Fund) on behalf of Dehcho First Nations and Canadian Parks and Wilderness Society (“CPAWS”).  The Request for Ruling concerned the question whether the winter access road, and its use, should be included in the EA process.  The Review Board subsequently decided to issue information requests to various parties to ensure that all potentially relevant materials to assist their decision on the Request would be available to all interested parties.  The information request was published by the Review Board on November 26, 2008, and noted two questions:

(1) Whether the winter road should be part of the scope of development and subject to direct impact assessment during the EA; and
(2) Whether existing mine site infrastructure should be part of the scope of development and subject to direct impact assessment during the EA.

The Review Board proceeded to set deadlines for submissions and responses.  These timelines were further extended to January 19, 2009, following a Review Board pre-hearing conference on December 17, 2008.  The Review Board considered submissions and responses from interested parties, including Canadian Zinc which submitted that the winter road and existing mine site infrastructure should not be part of the assessment and that the EA should focus on the new developments and the new transfer stations on the winter road.

On March 5, 2009, the Review Board published its Ruling on the Scope of Development, finding that “all physical works and activities associated with the winter access road…..and all physical works and activities associated with the mine site…..are part of the scope of development for the Prairie Creek Mine environmental assessment.”

The Review Board also provided some comments with regard to the scope of assessment, noting that “In its forthcoming Draft Terms of Reference, the Review Board will provide its preliminary determination of the scope of assessment – what issues need to be examined in what level of detail during the environmental assessment – for review and comment.  The Review Board reminds all interested parties that while the scope of development defines all the physical works and activities required to undertake the development, that does not mean that all physical works and activities are subject to the same level of assessment.  Depending on their potential for impacts and subject to Review Board discretion, parts of the scope of development may be considered very closely, other very little or not at all.

“The Review Board will give full consideration to historic studies, impact assessment and operational information about all aspects of the Prairie Creek Mine before determining whether additional studies are required….The Review Board assures all interested parties it has no intention of ignoring the wealth of relevant existing evidence collected on how the existing infrastructure will likely interact with the environment.

“The Review Board also notes that the Prairie Creek Mine includes a variety of existing structures, including the winter access road and much of the mine site infrastructure.  The Review Board accepts the argument made by Canadian Zinc and others that conducting an impact assessment on the construction of facilities, including the road, which have been present on the land for over 25 years is not likely to generate any useful information even if it is possible.  The Review Board will not be assessing construction impacts of already built structures.  The Board has decided that assessment of these facilities will be restricted to the effects of their ongoing operation in combination with the effects of other construction and operations necessary for the operation of the mine.”

The Review Board indicated that the Draft Terms of Reference would identify the scope of development in more detail, and allow public comment before finalizing the scope of development to be assessed in the EA.

The Draft Terms of Reference and a Draft Work Plan were issued on May 11, 2009 with a stated deadline for submission of comments by interested parties of June 12, 2009.  In its Draft Work Plan the Review Board indicated that it anticipates concluding its Report of Environmental Assessment by October 2010.

Following the EA will be a further regulatory stage, managed by the Water Board (with input from territorial and federal agencies), before permits are issued.  These permits will include conditions that will require CZN to meet appropriate environmental guidelines.

Competition. The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same.  Numerous factors beyond the Company’s control may affect the marketability of any mineralization discovered.  These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for the Company to receive an adequate return on investment.

The Company competes with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality. The Company’s current operations are not materially affected by seasonal conditions at Prairie Creek.  However, as Prairie Creek is located in a remote area which does experience cold winters, the Company has, from time to time, determined that it would close Prairie Creek for the winter (such as occurred during the winter of 2008/09).  For a more detailed description of the climate at Prairie Creek please review the disclosure in “Item 4.d--Property, Plant and Equipment--2. Location, Access and Climate.”

Other business opportunities. From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Canadian Zinc believes that, acquisition of suitable mining assets or businesses using the Company’s funds, could add shareholder value and diversify the interests of the Company.  Subsequent to March 31, 2009, and as noted below, Canadian Zinc entered into various agreements to acquire 20.01% of the issued shares of Vatukoula Gold Mines Plc and also entered into an option agreement to acquire the Tuvatu gold exploration property.

Acquisition of Shares of Vatukoula Gold Mines Plc

In April 2009, the Company acquired 347,669,022 shares of Vatukoula Gold Mines Plc (“VGM”) at a price of £0.0073 per share for total consideration of £2.538 million ($4.597 million).  VGM is a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

In May 2009, Canadian Zinc entered into a Subscription Agreement (the “Subscription Agreement”) with VGM to acquire a further 200,000,000 shares of VGM (the “Subscription Shares”) for an investment of £1.2 million (£0.006 per share), or approximately $2.16 million (the “Subscription”).  Completion of the Subscription is subject to approval of VGM shareholders at an Extraordinary General Meeting, which is planned to be held in early June 2009, to confer authority under the United Kingdom Companies Act 1985 to issue the Subscription Shares without the requirement to first offer them on a pre-emptive basis to existing shareholders.

Upon completion of the Subscription, Canadian Zinc will hold a total of 547,669,022 ordinary shares, or approximately 20.01% of the issued share capital of VGM.  In addition, VGM has agreed that two nominees of Canadian Zinc will be appointed to the Board of VGM.

The Company also entered into an agreement granting an option, to Viso Gero Global, Inc. (“Viso Gero”), an unrelated private company, and exercisable to January 7, 2010, to purchase up to 200,000,000 VGM shares at a price of £0.01 per share.  Should Viso Gero exercise its call option to purchase up to 200,000,000 shares of VGM from Canadian Zinc, then, under the terms of the VGM Subscription Agreement, Canadian Zinc shall be entitled to subscribe for up to 250,000,000 additional VGM shares so that the total percentage shareholding held by CZN in VGM remains at 20.01% ("the Additional Shares").  The subscription price for the Additional Shares will be 95% of the volume weighted average price of VGM shares for the five trading days prior to the exercise of the Viso Gero Call Option.

The shares of VGM are being acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.  Canadian Zinc has agreed that for a period of nine months from the date of issue of the Subscription Shares it will not dispose of any of the Subscription Shares without the prior consent of the Board of VGM, except in certain defined circumstances

Option Agreement – Tuvatu Gold Project, Fiji

In May 2009, the Company entered into an option agreement (the “Option Agreement”) on the Tuvatu Gold Project (“Tuvatu”) in Fiji.  Tuvatu is currently owned by American Eagle Resources Inc. (“American Eagle”) through its 100% owned Fijian subsidiary Lion One Limited.  Under the Option Agreement, the Company has made an option payment of $1.8 million to the majority shareholder of American Eagle and has the option until October 30, 2009 (the “Option Period), to carry out further evaluation and exploration of the Tuvatu property.  The Company has the option, at any time during the Option Period, to exercise such option to acquire Tuvatu, via amalgamation of American Eagle with a wholly-owned subsidiary of Canadian Zinc under which 16,250,000 shares of Canadian Zinc would be issued to the shareholders of American Eagle.  During the Option Period, Canadian Zinc has agreed to maintain the property in good standing and continue with the current exploration program at an estimated cost of approximately $500,000.

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

Principal Property – Prairie Creek, Northwest Territories

The Prairie Creek Property consists of a 100% interest in the mining leases, surface leases and staked mineral claims described below.

1.	Land Tenure

The Prairie Creek Property is comprised of:

•	Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315, and 3338; (8,749.4 acres), expiring from July 13, 2010 to August 5, 2020.

•	Surface Leases Numbers 95 F/10-5-5 and 95 F/10-7-4; (325.81 acres). The Surface Leases are held from the Department of Indian Affairs and Northern Development and expire March 31, 2012.

•
Mineral Claims:  Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 hectares.  Sufficient assessment work has been filed on these claims to hold them in good standing until July 19, 2009.  Six additional mineral claims Way 1–6 covering an area of 10,196.18 acres were staked in 2006 adjacent to existing mining leases or mineral claims to enlarge the size of the Prairie Creek property and were in good standing until November 11, 2008.  The Company determined in November 2008 that it would not renew the Way 1 – 4 claims, which were allowed to lapse.  The Way 5 claim is in good standing until November 1, 2013 and the Way 6 claim until November 1, 2009.

All of the above leases and claims are in good standing at the date hereof, except the Way 1 – 4 claims, which were allowed to lapse as described above.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Dehcho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Dehcho Process.  [Refer to “Item 4.D.--Property, Plant and Equipment--12. First Nations”].

In July 2003, as part of the Interim Measures Agreement entered into between Canada and the DCFN as part of the Dehcho Process, Canada made an interim withdrawal of certain lands for a period of five years.  Part of the lands withdrawn under the Interim Withdrawal order include the area represented by the Company’s Mining Lease No. 2854, a portion of Mining Leases No. 2931, 3313 and 3314 and part of the area over which the road that connects the Property to the highway passes.  This Interim Withdrawal was modified in July 2007.  In accordance with Sections 19 and 23 of the Interim Measures Agreement, such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licenses, permits, reservations, benefits and privileges and does not affect access to or across withdrawn land.

In July 2007, Canada made a further Interim Withdrawal of certain lands for the purpose of the potential expansion of Nahanni National Park Reserve.  The lands withdrawn cover approximately 28,000 square kilometres and completely surround but do not include the area of approximately 367 square kilometres surrounding the Prairie Creek Mine, which by Schedule 2 is specifically excluded from the Interim Land Withdrawal Order.

In October 2008, both Interim Land Withdrawals (Dehcho and Nahanni National Park Reserve) were renewed for a further period of two years and will expire in October 2010.  See the details in “Item 4.D.--Property, Plant and Equipment--11. Environmental Considerations--Nahanni National Park Reserve/Parks Canada Memorandum of Understanding.”

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

CANADIAN ZINC CORPORATION
PRAIRIE CREEK MINE PROPERTY LOCATION
AREA OF MAP
CANADA
U.S.A.
PRAIRIE CREEK MINE
Great Bear Lake
Norman Wells
Fort Norman
Wrigley
Mackenzie
River
Fort Simpson
Jean Marie River
Nahanni Butte
Fort Providence
YELLOWKNIFE
Great Slave Lake
Hay River
Enterprise
Watson Lake
Fort Liard
Trout Lake
YUKON TERRITORY
NORTHWEST TERRITORIES
BRITISH COLUMBIA
ALBERTA
Wood Buffalo National Park
Fort Nelson
100 kilometres

Year round access to the Property is provided by aircraft to a 3,000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property is also accessible by road which extends from the Property to the Liard Highway, a distance of 170 kilometres and which was originally permitted for use in the winter months throughout its full length and for year round use for the first 40 kilometres out from the mine site.  The road needs to be re-established, and the Company successfully rehabilitated approximately 30 kilometres out from the mine site in the summer of 2008.  The Liard Highway #7 is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

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

Marginal Platform. The northern part of the Company’s claims, from Lease 3313 south to the formerly held Way 2 mineral claim, straddles the Tundra Thrust, which separates the Prairie Creek paleo-basin sequence to the west from the platformal series of sedimentary formations to the east.  The platformal sediments are relatively undeformed and comprise a stratigraphic sequence starting with the Road River Formation that is overlain by the Root River, Camsell and Sombre Formations (listed from oldest to youngest).  Mississippi Valley-type mineralization is hosted in biohermal reefs of the Root River Formation, or facies equivalent.

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

Main Zone Geology. The Mine Site is situated on the western flank of the Prairie Creek antiform, referred to as the Main Zone.  It is Main Zone mineralization that was and is the focus for Mine development and exploitation.

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

Towards the end of 930 metre Level (at Crosscut 30) a series of narrow (average 0.5 metre wide), massive sphalerite-tennantite veins are developed at about 40 degrees to the average trend of the Main Quartz Vein.  This mineralization is referred to as the (vein) stockwork that is postulated to have developed in tensional openings formed by primary movement along the main vein structure.  Oxidation is not apparent; the sulphide mineral assemblages are reported by the Company to be similar to those outlined for Main Quartz Vein material.

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

Mississippi Valley Type Sulphides (“MVT”). The MVT mineralization found on the Property is comprised of colliform rims of sphalerite, brassy pyrite-marcasite and minor galena, with or without later dolomite infilling.  The mineralization appears to occur discontinuously within coarse biohermal reefs of the Root River Formation, and always at approximately the same stratigraphic horizon.  It appears to be classic MVT mineralization, insofar as it occurs in open cavity-type settings.

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

It should be noted that the economic assessment in the Scoping Study was preliminary and based, in part, on mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves in accordance with Canadian National Instrument 43-101.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  In addition, the Scoping Study was preliminary in nature, despite the existing underground development and the on-site mill, and the assumptions made within the Scoping Study and its subsequent results may not be attained.

The Scoping Study outlined the plan for the development of the Prairie Creek Project was based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation carried out by MRDI Canada in 1998.  The MRDI Resource Estimation does not constitute mineable reserves.  The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980.  The Kilborn feasibility study is outdated and cannot be relied upon.  The existing infrastructure, including the mill, buildings, camp etc. is now over twenty-five years old and although it has been held under care and maintenance it has lain idle for more than twenty-five years and was never operated.  There is a significant risk attaching to the proposed operation of aged equipment.

The Scoping Study is now considered to be out of date and should not be relied upon.  The indicated capital costs were estimated in 2000 and are now outdated.  The Company anticipates that the capital costs to place the Prairie Creek Mine into production will be significantly greater than estimated in the 2001 Scoping Study.

    6.           2006 - 2008 Work Program and Exploration Activities

During 2006, the Company undertook a major underground exploration and development program driving a new decline about 400 metres within the underground mine, from which a detailed underground drilling program was initiated.  A surface exploration program was carried out on Zone 5 about five kilometres south of the minesite.

The 2007 program included the continuation of the underground drilling program which commenced in 2006.  Underground drilling was carried out from drill stations at 50 metre intervals along the new decline.  Phase 1 of the drilling program was completed in early June 2007 and consisted of 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations.  The results of the Phase 1 program were incorporated into a Technical Report that complies with National Instrument 43-101 standards for determining and defining mineral resources.  Further details with regard to the Technical Report and work undertaken in 2007 are detailed in this Annual Report at “Item 4.D.--Property, Plant and Equipment--7. 2007 Resource Estimation.”

Utilizing the Report, the Company subsequently examined various operating alternatives including mine planning, processing and tailings disposal studies.  The work to date, which was undertaken in conjunction with SNC-Lavalin Inc., has focused on detailed mine planning and scheduling, process design, including a new dense media separation system, and underground tailings disposal.  A new bulk sample and representative water samples were extracted from underground and transported to SGS Lakefield for laboratory and metallurgical testing to produce representative tailings and process water.  Detailed transportation studies were also carried out.

A Project Description Report (“PDR”) was prepared and filed with regulatory authorities in May 2008 in support of application for operating permits.  The PDR  describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

The Company is currently working with SNC-Lavalin Inc. and other consultants to optimize the proposed mine plan incorporating some of the data from studies that were carried out in 2008 and will work towards updating and converting the PDR into a Pre-Feasibility Study to be finalized after the current Environmental Assessment has been completed by the Review Board.

The indicated capital costs to place the Prairie Creek Mine into production will be estimated in the Pre-Feasibility study.  The Company currently anticipates that the capital costs will be in the range of $80 - 100 million, depending on final project design and conditions in the operating permits.

During 2008, the Company also continued to perform ongoing site maintenance which included completion of a groundwater well drilling program, engineering assessments and the removal and destruction of all the sodium cyanide which had been stored in drums on the property since 1982.

Progress was made on reopening and rehabilitating part of the road (approximately 30 kilometres) which connects the Prairie Creek Mine to the Liard Highway (a total distance of approximately 170 kilometres).  A new base for the roadbed was re-established along the Prairie Creek River, immediately north of the mine site and to further protect the road bed from any future erosion in proximity to the Prairie Creek water course.  Work on the road repair project continued up until the end of October 2008.

In addition to these activities, memoranda of understanding were signed in 2008 with Parks Canada Agency, the Liidlii Kue First Nation and the Nahanni Butte Dene Band.  The Company believes that these important agreements will lead to co-operative and beneficial relationships with these parties and will assist in advancing the Prairie Creek Mine towards production.

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

Between July and early September 2007 the Company also carried out a surface helicopter supported diamond drill exploration program totaling 1,671 metres of core in 12 holes.  This reconnaissance drilling program was targeted in the Gate Claims, located about 5 kilometres west of the Prairie Creek mine site, and in Zones 8, 9 and 11 located on the same Prairie Creek geological structure as the mine site but located 5 – 10 kilometres south of the mine site.  No significant mineral intersections were encountered.  The data from this drill program was incorporated into the Prairie Creek property dataset and will be used to determine future exploration strategy.

Further details with regard to the work undertaken in 2008 are detailed in this Annual Report at “Item5.A.--Operating Results.”

    7.           2007 Resource Estimation

In October 2007, an updated Technical Report (the “Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. (Dr. David Stone and Stephen Godden – Qualified Independent Persons) in compliance with the standards in National Instrument 43-101, following the results of part of the 2006/2007 underground drilling program.  This report verifies and confirms the previous historical resource estimate completed in 1998 and notes significant upgrades in resource categories resulting from the 2006/2007 underground drilling.

Cautionary Note to U.S. Investors: Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic or legal viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources” above.

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

The Resource estimate was determined applying the following methodology:

•	One metre composites were created from the assay data honoring the geological zone codes provided in the dataset. Classical statistics were gathered for silver, copper, lead and zinc, as

•	well as for each of the three mineralized zones considered in analysis (Main Quartz Vein, stockwork and stratabound).
•
A three-dimensional block model was developed; a block size of ten metres (easting) by 30 metres (northing) by 30 metres (elevation) was used.  Inverse distance weighting with a power of three was used for all three mineralized zones; grades were interpolated for silver, copper, lead and zinc.

•
A primary search distance of 300 metres was used to enable filling of all the blocks in the down-plunge extension of the Main Quartz Vein.  The search direction was orientated along a major axis of 357 degrees and a dip of 65 degrees east (i.e. to conform to the average strike and dip of the vein).  The search was horizontal between sections 1,055N and 1,825N and plunging at 15 degrees north from sections 1,825N to 3,155N.

•
Coded composites from the same zone as the block being estimated were selected for block estimation.  The minimum length composite selected for grade interpolation was 0.3 metres.  The minimum number of composites used for the interpolation was one and the maximum was ten.  The maximum number of composites per hole was limited to three, to thereby provide a more uniform grade interpolation.  The resource grades include all intercepts in a specific area and had no blocks removed by cut-off grade, which is appropriate for the type of massive sulphide, selective mineralization considered in analysis.

A specific cut-off grade was not used in the calculation of the mineral resource estimate although the Report does anticipate robust project economics, noting the high-grade mineralization.

The Company considers that the resource estimates are akin to an “inventory of mineralization” as, using the techniques noted, the Report did not contemplate economic parameters in determining the mineral resource estimates.  Rather, the Report noted that:

“Prairie Creek is an advanced project for which, in theory at least, modest capital investment and a Class A Water License only are required to enable production of Main Zone mineralized material to be started.  This is stated because of the robust Measured and Indicated resource base that reflects high-grade mineralization (especially zinc) and the likely limited amount of capital that is probably required to start the production ramp-up to the target rate of 1,000 tonnes per day.”

“A definitive feasibility study is probably required for purposes of capital raising, albeit that robust project economics may reasonably be anticipated by virtue of:
•	the available resource grades (even when diluted in the normal process of stoping, high-grade, run-of-mine mill feed can reasonably be expected);
•
the fairly straightforward metallurgical process of co-mingled Main Quartz Vein and stratabound material (that yields a lead concentrate [sulphide and oxide] with a lead grade of approximately 69 percent at a recovery of nearly 89 percent and a silver grade of about 820 g/t at a recovery rate of approximately 73 percent, and a zinc concentrate [sulphide and oxide] with a zinc grade of nearly 54 percent at a recovery of approximately 86 percent); and

•	the likely limited amount of start-up capital required for mining and processing Main Zinc mineralized material, especially compared to a new mine operation.”

See “Item 4.D--8. Project Description Report / Pre-Feasibility Study” for additional information with regard to more recent metallurgical testing performed on the mineralization at Prairie Creek.

The complete Technical Report has been filed on SEDAR, and may be found under the Company’s profile on SEDAR at www.SEDAR.com [Technical Report (NI 43-101) October 16, 2007].

    8.           Project Description Report / Pre-Feasibility Study

The October 2007 Technical Report concluded that “Prairie Creek is an advanced project for which, in theory at least, modest capital investment and a Class A Water Licence only are required to allow production at the Mine to be started. This is stated because:

•	The Mine has a robust Measured and Indicated, Main Zone resource base that reflects high-grade mineralization (especially zinc);
•	The results of the [current] Phase II underground drilling program can reasonably be expected to further enhance the amount (tonnes) of Measured and Indicated, Main Zone resources;
•
Much of the required surface infrastructure and equipment is already in place, or at least only a limited amount of capital is probably required for new equipment and for rehabilitating and/or upgrading the existing mine and mill facilities; and

•	Only a small amount of additional underground development would probably be required to start the production ramp-up to the target rate of 1,000 tonnes per day.”

The Report also emphasized that “significant upside resource potential exists over several kilometres to both the north and south of the Main Zone area: the exploration results indicate the presence of high-grade, vein type mineralization; and preliminary analysis suggests that structural continuity of the vein-type mineralization might exist.  Additional stratabound mineralized bodies might also be present.”

Extensive metallurgical testing has been carried out on the mineralization from the Prairie Creek mine over the past five years.

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

The metallurgical samples were shipped to SGS Lakefield Research Laboratories (“SGS Lakefield”) where a total of 60 bench scale tests were undertaken over six months under the direction of the Company’s metallurgical consultant.  The samples were first assayed for both sulphide and oxide mineralization and then combined into composite samples to ensure true representation of the Prairie Creek mineral deposit.  Mineral samples from two separate zones of vein mineralization (Upper and Lower Zones), and including both sulphide and oxide mineralization, and from the stratabound zone, and additional composite samples from all three zones, were tested to develop and optimize the Prairie Creek mill flow sheet.  The batch and locked cycle tests provided extensive analytical information and positive metallurgical results.

During 2006 a new metallurgical bulk sample was collected from multiple headings of the vein within the existing underground development and also shipped to SGS Lakefield for further testing and optimization studies.  These samples were composited and blended to create representative samples of the ore that will provide feed to a future operating mill.  The metallurgical program has shown that heavy media separation, demonstrated in earlier tests, is repeatable and that higher grade concentrates can be produced by processing the upgraded material.  The work to date, which was undertaken in conjunction with SNC-Lavalin Inc., has focused on detailed mine planning and scheduling, process design, including a new dense media separation plant, and underground tailings disposal.

The main objective of SGS Lakefield’s metallurgical program was to develop a commercial process for the beneficiation of Main Quartz Vein material (mixed oxide and sulphide) and stratabound material (sulphide only).  Within the scope of SGS Lakefield’s overall metallurgical program, the Company also sought to confirm whether:

•	Main Quartz Vein and stratabound material could be co-mingled in the milling process (i.e. vein and stratabound material did not have to be separately campaigned through the processing plant);
•	Main Quartz Vein and stratabound material could, either separately or as co-mingled material, be pre-concentrated in a heavy media circuit to remove the waste component (limestone, quartz, etc);
•	A reagent scheme, that would eliminate the need for cyanide compounds, could be developed; and
•	Separate sulpide and oxide, lead and zinc concentrates (i.e. four separate concentrates) could be produced with acceptable recoveries and at marketable grades.

A series of laboratory batch and locked-cycle tests were carried out over four main phases (to August 2007) to enhance metal recoveries and concentrate grades, to develop an optimum heavy medium pre-conditioning method and to establish an optimum process flowchart that could be used for purposes of plant engineering design.  The results proved positive, insofar as the following conclusions were made:

•	Stratabound material can be successfully co-mingled with Main Quartz Vein material, without significant metal losses in final concentrates;
•
Co-mingled, run-of-mine mineralized material is very amenable to pre-concentration by HLS (which both reduces the quantity of tailings produced and reduces both the power requirements and work index for milling);

•	Excellent metal recoveries can be achieved in both sulphide and oxide material, with a reagent suite that does not include cyanide products; and
•	Marketable concentrates can be produced (albeit that penalty elements, including antimony, arsenic and mercury, would unavoidably report to the final concentrates).

Further metallurgical test work commenced in 2008 (Phase 5) with the objective of simulating actual proposed milling operations, as proposed in the Project Description Report submitted to the Mackenzie Valley Land and Water Board in May 2008.  A representative bulk rock sample of the vein material was collected from the underground workings at the Prairie Creek mine in 2008.  In addition, and in tandem with this bulk rock sample, a large sample of representative  mine water was also collected and shipped to SGS Lakefield to use in the same Locked Cycle tests since the proposed future operations utilize such water in mineral processing on site.  The locked cycle test would also generate representative products including concentrates of lead and zinc, representative tailings product for further paste backfill characterization studies, and representative mill process effluent waters which will be further studied to determine the optimum treatment process.

After coarse crushing, the bulk sample was initially run through a dense-media separation (“DMS”) plant resulting in 41% of the waste rejected with minimal loss of metal value (~5%) to the waste fraction.  The resulting enhanced feed was then placed into a locked cycle test where concentrate grades of a blended lead sulphide/oxide and zinc sulphide were generated.  The overall grade of the blended lead concentrate was 69% lead with 82% recovery and the zinc sulphide graded 58% zinc with 75% recovery.

The generated by-products of DMS reject, tailings and mill water effluent from the locked cycle Phase 5 tests are currently undergoing further study and characterization by Golder PasteTec Ltd. and CEMI Labs.

Results of the Phase 5 locked cycle tests generated simulated results of anticipated actual operations in the production of mineral concentrates at the Prairie Creek Mine and, similarly, the by-products generated from these tests will provide the basis for the development of a sound environmental management program to be in place during operation of the Prairie Creek Mine.  The Phase 5 test results showed concentrate grades and recoveries similar to results of previous metallurgical studies, allowing for variations within the individual bulk samples, and confirmed anticipated concentrate grades and recoveries under simulated actual proposed milling operations and using representative actual mine water.

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of usual penalties for elevated impurity levels, including mercury, in the Vein zinc and lead concentrates.

A Project Description Report was prepared and filed with regulatory authorities in May 2008 in support of application for operating permits.  The PDR  describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including installation of new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

The Project Description Report, dated May 2008, may be viewed under the Company’s name on the Water Board website at http://www.mvlwb.ca/mv/registry.aspx.

The Company is currently working with SNC-Lavalin Inc. and other consultants to optimize the proposed mine plan incorporating some of the data from studies that were carried out in 2008 and will work towards updating and converting the PDR into a Pre-Feasibility Study to be finalized after the current Environmental Assessment has been completed by the Review Board.  The Review Board, in its Draft Terms of Reference and Draft Work Plan has noted that it anticipates completing its Report on Environmental Assessment by October 2010.

The additional capital costs for the proposed new facilities and equipment to place the Prairie Creek Mine into production will be estimated in the Pre-Feasibility study.  The Company currently anticipates, based upon the Project Description Report and preliminary analysis associated thereto, that the capital costs will be in the range of $80 - 100 million, depending on final project design and conditions in the operating permits.

    9.           Proposed New Mine at Prairie Creek

On May 28, 2008, the Company applied to the Water Board for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  As described, a Project Description Report was filed with the Water Board as part of the permit applications.

The proposed new operation at Prairie Creek utilizes the existing infrastructure and facilities that were built in the 1980’s and which will be upgraded and enhanced to meet current-day environmental standards.  The improvements proposed for specific site facilities will further mitigate the potential impact the Project may have on the environment.  Specifically, the Company proposes to place waste rock and tailings underground in a cemented backfill mix, use the existing large pond for temporary water storage, and place development waste rock in an engineered facility removed from the Prairie Creek floodplain.

A summary of the proposed Prairie Creek mine operations as described in the Project Description Report follows:

The Mine: All mining will be performed from underground.  Underground development and workings (about 5,000 metres) already exist on three levels, including the new 600 metre decline driven in 2006/07.  Proposed production rates will initially start at 600 tonnes per day and may build to 1,200 tonnes per day.  Mining will occur on a year round basis by cut-and-fill methods.  Mine voids will be backfilled with a mix of flotation tailings, waste rock aggregate and cement.

The Mill: The Mill, which is already constructed on site but never operated, will process 600-1,000 tonnes per day.  Ore will be crushed to a gravel-size and subjected to dense media separation (“DMS”).  The lighter, uneconomic “gangue” minerals will create a waste rock aggregate.  Denser material will be processed further by grinding and flotation to produce concentrates of lead sulphide, zinc sulphide and lead oxide.  No hazardous chemicals will be used in the process.

Concentrates and Road Haul: The concentrates will be bagged, stored under cover and trucked off-site on flat-deck trailers over the winter road.  CZN holds a Type “A” Land Use Permit for the use of the winter road from the Prairie Creek Mine to the Liard Highway.  CZN has also applied for Type “A” LUP’s for two new transfer facilities to be located approximately mid-point along the winter road and at the junction of the winter road with the Liard Highway.

Environment: Extensive environmental data has been collected at the Prairie Creek Mine Site over recent years to update and add to the baseline information that was collected previously as far back as the late 1970’s.  Sixteen years of water flow data have been recorded on the Prairie Creek watercourse adjacent to the Mine Site.  Canadian Zinc now has an extensive database on water quality, stream flows, local climatic variables, and wildlife in the area.

Waste Management: All flotation tailings will be backfilled into the voids in the underground mine in a mix with the waste rock aggregate and cement.  The flotation tailings are expected to be non-acid generating with low sulphide content and excess buffering capacity.  Waste rock from underground development along with excess waste rock aggregate from the DMS plant will be placed in an engineered Waste Rock Pile (“WRP”) in the adjacent Harrison Creek valley.

Water Management: An existing large pond facility, originally intended in 1980 for tailings disposal, will be reconfigured, relined and recertified to form a two-celled Water Storage Pond.  Mine drainage, treated sewage water and WRP runoff will report to the first cell.  Water for the mill process will be taken from this first cell.  Excess water from the first cell will overflow into the second cell.  Used water from the Mill will also report to the second cell.  The second cell will feed a water treatment plant.  The treated water will discharge to the existing certified Polishing Pond and from there into the existing Catchment Pond, before final discharge to the environment.

Site Infrastructure: The Site presently contains a near complete mill, three levels of underground workings, a fuel tank farm, office facilities, accommodation facilities and workshops.  Existing buildings and structures will be upgraded and modernized.  New facilities will include fuel-efficient low-emission power generation units, a kitchen/accommodation block, concentrate shed and an incinerator.

Socio-Economics and Manpower: The operation of the Prairie Creek Mine will provide substantial economic stimulus to the region, and presents a unique opportunity to enhance the social and economic well-being of the surrounding communities.  There will be approximately 220 direct full time jobs, half of this number being on-site at any one time.  Personnel will generally work a three weeks on, three weeks off schedule (with variations as required).  Canadian Zinc’s objective is to employ a workforce with a 35% northern content, and a minimum 15% First Nations content.  The Company anticipates that it will provide assistance through the provision of training programs.  In addition, there will be many indirect business and employment opportunities, mostly related to transport, supply of the Mine Site and environmental monitoring and management.

Mine Closure: At the end of the Mine’s life, the Site will be reclaimed.  The underground development will be backfilled.  Bulkheads at strategic points will help limit the movement of groundwater.  The objective is to create a complete seal to ensure there is no long term mine drainage.  The WRP will be covered and sealed with a clay-rich soil.  Site buildings and infrastructure, if deemed not to have any future use, will be dismantled and the Site will be returned to its natural setting.

    10.           Permitting at Prairie Creek

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

The Mackenzie Valley Resource Management Act (“MVRMA” or the “Act”) was enacted in 1998 for a defined area called the “Mackenzie Valley,” which includes the area where the Prairie Creek Mine is situated.  Prior to that, the applicable legislation was the Canadian Environmental Assessment Act, S.C. 1992 c.37. (“CEAA”).  The CEAA no longer applies in the Mackenzie Valley, except under very specific situations.

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

The public boards perform regulatory functions, such as permitting and licensing, and conducting environmental reviews, previously undertaken by the Department of Indian Affairs and Northern Development (“DIAND”) and the NWT Water Board. Inspection and enforcement continue to be the responsibility of DIAND.

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

On November 7, 2007, the Minister of Indian Affairs and Northern Development announced the Northern Regulatory Improvement Initiative and the appointment of a Special Representative responsible to advance this initiative.  As announced by the Minister, the Northern Regulatory Improvement Initiative is a strategy to improve the current regulatory regime and the overall Northern regulatory environment and to ensure that regulatory regimes across the North are effective and predictable, and will better equip the North to develop and benefit from its resources in the best way possible.  The Minister’s Special Representative was asked to work to improve existing regulatory regimes across the North, and to submit a report to the Government of Canada outlining proposed recommendations for advancing the regulatory regime.

In May 2008 the Minister’s Special Representative for the Northern Regulatory Improvement Initiative (Neil McCrank) presented his report entitled “Road to Improvement - The Review of the Regulatory System Across the North” to the Minister of Indian Affairs and Northern Development.  The Report noted that there is a need for a restructuring of the regulatory system in the Northwest Territories, to address the issues of complexity and capacity.  Two options and recommendations for restructuring were outlined which would simplify and improve the effectiveness of the system and there were also 22 recommendations which will bring improvements.

The report is being reviewed by Government before a decision is taken on which recommendations will be accepted.

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

Preliminary screening is the first step in the environmental impact assessment process.  Preliminary screening applications are done by the Water Board.  It is during the preliminary screening that the Water Board determines whether there is any public concern related to a proposed project or if it might have significant adverse environmental impacts.

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

The environmental assessment process looks at the same factors considered in the preliminary screening, as well as addressing potential cumulative effects, socio-cultural considerations and alternate means of carrying out the project that are technically and economically feasible and the potential environmental effects of such alternate means.  If the Review Board determines there will be significant adverse environmental impact from a project, it has the choice of referring the development to an environmental impact public review before a panel.  The Review Board may also recommend measures to prevent or mitigate these impacts.

The Environmental Impact Review (“EIR”) stage is a detailed analysis and public review.  This is normally reserved for development projects where the environmental impact may be significant and could include public hearings in affected communities.  An EIR is conducted by a panel consisting of members of the Mackenzie Valley Environmental Impact Review Board, as well as any expert members they may appoint.  The panel is required to issue terms of reference and the applicant must submit an impact statement.  There must be public notification of the submission of the impact statement, and public consultation or hearings in communities which may be affected by the development.  The panel conducts an analysis of the information received.

Upon completing the assessment, the MVEIRB submits its Environmental Assessment Report (“EAR”) to the Federal Minister of Indian Affairs and Northern Development who is responsible for distributing the EAR to other Ministers with jurisdiction over the proposed development (s.128).

The Minister of DIAND, along with the other Responsible Ministers, is required to make a decision on the EAR.  The Minister may adopt the recommendations of the Review Board, refer the report back to the Review Board for further consideration (s.130) or reject the Report and order further environmental impact review.  Once the recommendations contained in the EAR are adopted by the Minister, and the other responsible Ministers, those recommendations are to be included by the MVLWB as conditions of any Water Licence or Land Use Permit that it issues for that proposed development (s.62).

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

The Mackenzie Valley Land and Water Board was created on March 31, 2000.  The MVLWB and its associated regional boards took over regulatory functions previously performed by the DIAND, the Northwest Territories Water Board, and the Government of the Northwest Territory’s Department of Municipal and Community Affairs on Commissioner’s Lands.

The Company initiated preliminary discussions with the new MVLWB and regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the Prairie Creek Mine.  A follow up presentation was made to the Governmental Mineral Development Advisory Group (“MDAG”) in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of applications for permits and licences for the Prairie Creek Mine.

Since August 2000, Prairie Creek has undergone five Environmental Assessments by the MVEIRB and has received five separate Land Use Permits and two Water Licences to carry out exploration and development at the Prairie Creek Mine and in the immediately surrounding area, through the new Mackenzie Valley Resource Management Process.

(e)	Land Use Permit – Phase 1 Exploration

Canadian Zinc applied to MVLWB on July 28, 2000, for a Land Use Permit (“LUP”) to carry out a seven drill hole program  and to access the Sundog (or CAT) Camp located along the winter road to retrieve fuel and clean up the camp area, which work was planned for the fall of 2000.  On October 4, 2000, MVLWB referred the application to the Mackenzie Valley Environmental Impact Review Board for environmental assessment.  The application was then split into separate LUP applications with specific reference to the drilling program and the Cat Camp clean-up.

Following environmental assessment, a LUP was issued by MVLWB on June 14, 2001, which permitted the seven drill hole program.

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

On March 5, 2001, the Company submitted a Land Use Permit application for a Phase 2 Exploration Drilling Program and this application was also referred for Environmental Assessment.  After Environmental Assessment by the Review Board, on November 30, 2001, the Water Board issued Land Use Permit MV2001C0022A, valid for a period of five years, authorizing the drilling of up to 60 exploration holes on the Zone 3 Mining Lease and within 1,000 metres of the Prairie Creek Mine.  In November 2006, this Land Use Permit was renewed for a further period of two years to November 30, 2008.  The Land Use Permit was allowed to expire in November 2008 and was superseded as described below at “(j)--Land Use Permit – Phase 3 Exploration.”

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

However in April 2001, both the Parks Canada Agency and Pehdzeh Ki First Nation referred the proposal to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment pursuant to section 126(2) of the MVRMA.  The referral to EA occurred prior to the Water Board’s completion of its preliminary screening of the proposed development.

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

Following further assessment the MVEIRB submitted its Reasons for Decision on April 4, 2003, outlining recommended revisions and additions to the recommendations in its February 5, 2002 EA Report. On June 16, 2003, the Minister approved the Reasons for Decision and directed the MVLWB to proceed with the licencing process.

On September 10, 2003, the Water Board approved the issue of Water Licence MV2001L2-0003, and the Land Use Permit MV2001C0023 subject to the conditions set out therein. The Water Licence contains the terms and conditions that the Board felt necessary to protect the environment, conserve the water resources of the Prairie Creek watershed and provide appropriate safeguards in respect of the Company’s use of waters and deposit of wastes.

On October 10, 2003, an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Ki First Nation and the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking Judicial Review of the decision of the Water Board to issue the Water Licence to the Company.  The Applicants’ grounds were that the Water Board issued the Water Licence without including certain conditions included in the recommendations of the MVEIRB and in the Minister’s approval, and that the Water Board failed to provide the Applicants with adequate consultation throughout the Licence process.  Subsequently, both the Attorney General of Canada, representing the Minister of Indian Affairs and Northern Development and the Canadian Parks and Wilderness Society, represented by the Sierra Legal Defence Fund, applied to the Federal Court to be joined as Intervenors in this Appeal.

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

In December 2005, the Court issued its Judgment directing the Water Board to reissue the Water Licence with the inclusion of additional language which had been agreed between the Company and the Minister of Indian Affairs and Northern Development.  On February 6, 2006, the Water Board reissued the Water Licence incorporating the wording as per the Order of the Federal Court of Canada.  The Water Licence was valid for a period of five years expiring September 10, 2008.

In September 2008, the Water Board granted a two year extension to the Company’s Land Use Permit to September 9, 2010 and the Water Licence was renewed for a period of five years to September 9, 2013.

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

  (i)  Land Use Permit – Winter Road

In May 2003, the Company applied to the MVLWB for a Land Use Permit for use of the existing Winter Road from the Liard Highway to the Prairie Creek Mine.  The Company argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act. [See “Item 4.D.--Property, Plant and Equipment--10. Permitting at Prairie Creek--(c) “Grandfather” Provisions.]  The Company’s argument was rejected by the Water Board on June 1, 2004.  The Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board.  The Appeal was heard by the Supreme Court in December 2004.

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

In April 2007, the Water Board approved the issue of Land Use Permit MV2003F0028 for a period of five years to April 10, 2012.

  (j) Land Use Permit – Phase 3 Exploration

In April 2004, Canadian Zinc applied to the Water Board for an amendment to its previously approved Land Use Permit MV2001C0022A allowing a 60 hole mineral exploration program within 1,000 metres of the Prairie Creek Mine site facility.  The amendment was submitted in order to obtain permission to drill anywhere on the extensive mineral leases and claims held by Canadian Zinc at the Prairie Creek Property.  Following a Preliminary Screening in June 2004, the Water Board referred the proposed development for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board citing “public concern about the cumulative effects of this project on the South Nahanni Watershed.”

A detailed Environmental Assessment was carried out throughout 2005.  Five government agencies, two first nations and one non-governmental organization (CPAWS) participated in the EA, which continued over a period of about eighteen months.  Canadian Zinc submitted a Detailed Development Description dated December 2004.  The Review Board issued its Terms of Reference in April 2005 and held scoping sessions (public meetings) during March and April 2005 in the NWT communities of Fort Liard, Fort Simpson and Wrigley.  Canadian Zinc submitted its Developer’s Assessment Report in May 2005 and Technical Reports were submitted by the end of August 2005.  A Public Hearing was held in Fort Simpson, NWT, on October 6, 2005.

The Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and submitted the Report to the Minister of Indian and Northern Affairs Canada on December 23, 2005.

The Review Board concluded that, with the implementation of the commitments made by Canadian Zinc and three mitigation measures recommended in the Report, the proposed development was not likely to have a significant adverse impact on the environment or be a cause for significant public concern.  The Review Board recommended to the Minister that this development proceed to the regulatory phase of approvals.

The Review Board examined the Public Record for evidence of possible significant adverse impact on the environment, for evidence of cumulative effects from the development in combination with other past, present and reasonably foreseeable future developments, and for evidence of public concern.

The Review Board found that significant adverse cumulative impacts on the environment can be prevented with adequate environmental management.  The Review Board also found that the proposed development was not likely to be cause for significant public concern as long as all of the Company’s commitments and all of the measures recommended by the Review Board were implemented.

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

  (k)  Water License and Quarrying Permit – Road Rehabilitation

In June 2007, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for a Class B Water Licence (MV2007L8-0026) to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work.  Also in June 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation.

In June 2007, the Dehcho First Nations claimed that the rehabilitation work constituted a significant alteration to the Winter Road project and requested that the application of the water licence for the proposed rehabilitation work be referred for Environmental Assessment.  In December 2007, the Mackenzie Valley Land and Water Board rules that the proposed rehabilitation work did not constitute a significant alteration.

The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Band.  The Company received the quarry permit on February 29, 2008 and the Water Licence on March 20, 2008.  The Water Licence is valid for a period of five years expiring March 19, 2013.  The authorization from DFO was received on July 15, 2008.

  (l)  Applications for Operating Licence/Permit

On May 28, 2008, the Company applied to the MVLWB for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  A detailed Project Description Report was filed with the Water Board as part of the permit applications.

The proposed new operation at Prairie Creek utilizes the existing infrastructure and facilities that were built in the 1980’s and which will be upgraded and enhanced to meet current-day environmental standards.  The improvements proposed for specific site facilities will further mitigate the potential impact the Project may have on the environment.  Specifically, the Company proposes to place waste rock and tailings underground in a cemented backfill mix, use the existing large pond for temporary water storage, and place development waste rock in an engineered facility removed from the Prairie Creek floodplain.

Subsequent to submitting the applications to the MVLWB, the Company responded to a number of requests for additional information from the Board.  On July 14, 2008, the MVLWB advised the Company that all applications were deemed complete.  A subsequent letter from MVLWB, dated July 21, 2008, indicated that the Board was moving forward with its preliminary screening of the application and had requested comments from interested parties by August 8, 2008.

The MVLWB conducted a review of the submissions, and comments of reviewers, and interested parties, and of the submissions made by CZN.  During the course of the preliminary screening the MVLWB determined that the land use permit and water licence applications might have a significant impact on the environment and might be the cause of public concern.  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.  The MVLWB, after completing their preliminary screening, resolved, on September 17, 2008, to refer the land use permit applications as well as the water licence application to the MVEIRB for environmental assessment.

Prior to the official referral, on August 11, 2008, the Company was informed by the MVEIRB that Indian and Northern Affairs Canada, under Section 126(2)(a) of the Mackenzie Valley Resource Management Act, had referred the proposed development of Prairie Creek to environmental assessment both on its own behalf and on request from the Nahanni Butte Dene Band as per Article 12 of the Settlement Agreement between the Dehcho First Nations (“DCFN”) and the Government of Canada.

An EA, conducted by the MVEIRB, is the next stage in the regulatory process following preliminary screening by the Water Board.  The initial phase of the EA, and the main activities to date, consisted of community scoping sessions and written hearings submissions and rulings to determine the scope of the Terms of Reference for the EA.

The Company participated in six public scoping sessions in several Dehcho communities and in Yellowknife in late September/early October 2008 to enable discussion and questions to be addressed to assist in determining the overall scope of the EA.  The community public sessions demonstrated that there is considerable local community support for the Prairie Creek project and there is no significant public concern amongst the communities.  The MVEIRB was strongly encouraged to undertake a very focused and efficient EA.  Two clear themes emerged: protection of water quality is paramount, and, jobs and economic activity are sorely needed in the Dehcho region.

The MVEIRB originally proposed a deadline of October 14, 2008, for interested parties to provide scoping submissions but this was subsequently extended.  Initially, the MVEIRB indicated that it anticipated providing further guidance on how the EA would proceed in the last week of November 2008.

On November 6, 2008, the MVEIRB received a Request for Ruling (the “Request”) from Ecojustice on behalf of Dehcho First Nations and Canadian Parks and Wilderness Society (“CPAWS”).  The Request concerned the question whether the winter access road, and its use, should be included in the EA process.  The

MVEIRB subsequently decided to issue information requests to various parties to ensure that all potentially relevant materials to assist their decision on the Request would be available to all interested parties.  The information request was published by the MVEIRB on November 26, 2008, and noted two questions:

(1) Whether the winter road should be part of the scope of development and subject to direct impact assessment during the EA; and
(2) Whether existing mine site infrastructure should be part of the scope of development and subject to direct impact assessment during the EA.

The MVEIRB proceeded to set deadlines for submissions and responses.  These timelines were further extended to January 19, 2009, following a MVEIRB pre-hearing conference on December 17, 2008.  The MVEIRB considered submissions and responses from interested parties, including Canadian Zinc which submitted that the winter road and existing mine site infrastructure should not be part of the assessment and that the EA should focus on the new developments and the new transfer stations on the winter road.

On March 5, 2009, the MVEIRB published its Ruling on the Scope of Development, finding that “all physical works and activities associated with the winter access road…..and all physical works and activities associated with the mine site…..are part of the scope of development for the Prairie Creek Mine environmental assessment.”

The MVEIRB also provided some comments with regard to the scope of assessment, noting that “In its forthcoming Draft Terms of Reference, the Review Board will provide its preliminary determination of the scope of assessment – what issues need to be examined in what level of detail during the environmental assessment – for review and comment.  The Review Board reminds all interested parties that while the scope of development defines all the physical works and activities required to undertake the development, that does not mean that all physical works and activities are subject to the same level of assessment.  Depending on their potential for impacts and subject to Review Board discretion, parts of the scope of development may be considered very closely, other very little or not at all.

“The Review Board will give full consideration to historic studies, impact assessment and operational information about all aspects of the Prairie Creek Mine before determining whether additional studies are required….The Review Board assures all interested parties it has no intention of ignoring the wealth of relevant existing evidence collected on how the existing infrastructure will likely interact with the environment.

“The Review Board also notes that the Prairie Creek Mine includes a variety of existing structures, including the winter access road and much of the mine site infrastructure.  The Review Board accepts the argument made by Canadian Zinc and others that conducting an impact assessment on the construction of facilities, including the road, which have been present on the land for over 25 years is not likely to generate any useful information even if it is possible.  The Review Board will not be assessing construction impacts of already built structures.  The Board has decided that assessment of these facilities will be restricted to the effects of their ongoing operation in combination with the effects of other construction and operations necessary for the operation of the mine.”

The Review Board indicated that the Draft Terms of Reference would identify the scope of development in more detail, and allow public comment before finalizing the scope of development to be assessed in the EA.  The Draft Terms of Reference and a Draft Work Plan were issued on May 11, 2009 with a stated deadline for submission of comments by interested parties of June 12, 2009.  In its Draft Work Plan the Review Board indicated that it anticipates concluding its Report of Environmental Assessment by October 2010.

All comments and documents can be viewed on the MVEIRB website at http://www.mveirb.nt.ca/registry/index.php.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will include conditions that will require CZN to meet appropriate environmental guidelines.

    (m)  Permit Delays

Since August 2000 Canadian Zinc has been working on moving the Prairie Creek Project through the permitting process. The Mackenzie Valley resource management and permitting process is very cumbersome, slow and political, and to date has caused extreme delays to the Company in its efforts develop the Prairie Creek Property.  Various permit applications have been the subject of five separate Environmental Assessments and the applications filed in 2008 are now undergoing Environmental Assessment.  Five Land Use Permits, including a permit to use the access road in winter months, and two Water Licences have been issued to the Company since 2001 and two appeals for Judicial Review have been made to the Courts, in both of which the Company has prevailed.

In light of the likely extended timeframe that the permitting process will require, the Company has determined that it will limit expenditures at Prairie Creek for the foreseeable future, with the exception of continuing to carry out projects and studies that will be of assistance for the EA process and also in determining and refining future anticipated mine plans.  Given the open-ended nature of the Mackenzie Valley permitting process, the Company cannot, with any reasonable assurance at this point in time, provide a detailed estimate as to the likely costs of permitting activities in 2009.  It is likely, given the Company’s experience to date, that the EA process will extend for a considerable time.  In its Draft Work Plan issued May 11, 2009, the Review Board indicated that it anticipates concluding its Report of Environmental Assessment by October 2010.

When the Company receives its operating permits, which is not a certain event, additional finance will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - 100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances conditions at that time.

11.    Environmental Considerations

Nahanni National Park Reserve / Parks Canada Memorandum of Understanding

The Prairie Creek Mine, located adjacent to Prairie Creek, is within the watershed of the South Nahanni River, 32 kilometres upstream of the point where Prairie Creek crosses the boundary of the Nahanni National Park Reserve (“NNPR”) and 48 kilometres upstream of the point where Prairie Creek joins the South Nahanni River.  The confluence of Prairie Creek and the South Nahanni River is 65 kilometres upstream of the point where the South Nahanni River leaves the Nahanni National Park Reserve crossing its downstream boundary.

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

In considering and approving the nomination of Nahanni National Park Reserve for World Heritage Status, the World Heritage Committee stated that “it would be desirable to incorporate the entire upstream watershed in the World Heritage Site.”  In 1977, the Minister responsible for Parks Canada Agency (“Parks Canada”) directed Parks Canada to examine the possibility of expanding Nahanni National Park Reserve to include more of the head waters of the South Nahanni and the karst terrain.  Several studies were conducted to assess this potential.

In August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve.  The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The area surrounding the Prairie Creek mine, containing approximately 367 km2, is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted.  Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

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

On July 29, 2008, Parks Canada and Canadian Zinc entered into a MOU with regard to the expansion of the Nahanni National Park Reserve and the development of the Prairie Creek Mine, whereby:

•
Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded NNPR and an operating Prairie Creek Mine.

•
Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and will manage the expansion of NNPR so that the expansion does not in its own right negatively affect development of, or reasonable access to and from, the Prairie Creek Mine.

Canadian Zinc accepts and supports the proposed expansion of the NNPR and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni Park.

Parks Canada and Canadian Zinc (the “Parties”) have agreed to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, including representatives of the Dehcho First Nations, which will better identify, define and consider issues of common interest, including, among other things, access to and from the Prairie Creek Mine through the proposed expanded Park and the park boundaries around the Prairie Creek Mine properties.  The Parties have also agreed to share with one another and the Technical Team any existing technical and scientific information relevant to a discussion and analysis of issues of common interest to the Parties.

The MOU, which is valid for three years is intended to cover the period up to the development of the Prairie Creek Mine (Phase I) and may be amended or renewed as agreed by the Parties and may be terminated by either Parks Canada or Canadian Zinc on not less than three months written notice.  It is contemplated that the Phase I MOU will be replaced by a further MOU (Phase II) which will address the operation of the mine and the expanded Nahanni Park.

The MOU is an expression of the mutual intentions of the parties and is not legally binding or enforceable.  The MOU does not create any  new powers or duties or alter or affect any rights, powers or duties established by law, including by the Parks Canada Agency Act  and the Canada National Parks Act, or result in the Parties relinquishing any right, jurisdiction, power, privilege, prerogative or immunity.

To the extent that the Prairie Creek Mine is subject to regulatory or government processes, including hearings, Parks Canada reserves the right, while recognizing the intent of the MOU, to participate in any such process and take such positions as it sees fit and the MOU does not constrain Parks Canada from doing so, subject only to the understanding that Parks Canada has agreed not to object to or oppose, in principle, the development of the Prairie Creek Mine.

The exclusion of the Prairie Creek mine from the proposed Nahanni National Park expansion area has brought clarity to the land use policy objectives for the region.  Canadian Zinc believes that the Prairie Creek mine and the expanded NNPR can co-exist and that, properly planned and managed, the expanded Park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact upon the Park or its ecological integrity.

The final boundaries for the proposed park expansion have not yet been determined. The senior Mineral Energy and Resource Assessment (“MERA”) Committee is considering a number of options regarding the proposed park expansion area.

Canadian Zinc anticipates that the exclusion of the Prairie Creek mine from the proposed park expansion area will bring clarity to the different policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity.

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

Mesh noted that, with regard to the conclusions made in their December 13, 2006 report, the options being considered for waste rock, mill rock and tailings management include:

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

Hazardous Materials

Hazardous and toxic waste materials have been stored at the Prairie Creek minesite, including sodium cyanide and polychlorinated biphenyls (“PCB’s”) that remained from Cadillac’s operations in the early 1980’s.  Diesel fuel is also stored on site.  All such substances were stored in a secured manner and are regularly inspected by government agencies.

A disposal project for the cyanide and PCB’s was commenced in 2007 which involved repackaging the materials such that they are ready for removal from the site for ultimate disposal.  This program contracted professional toxic waste specialists to repack the new containers which were stored under tarpaulins on the approved chemical storage pad.  In July 2008, following receipt of the necessary regulatory approvals, an airlift of the repacked sodium cyanide drums and associated repackaging waste took place utilizing a DHC-5 rear loading Buffalo aircraft, which shuttled the material from the Prairie Creek mine site to Fort Simpson.  From Fort Simpson, Hazco Environmental Services Ltd. transported the cyanide by truck to Cyanide Destruct Systems in Barrie, Ontario and the repackaging waste was removed to Earth Tech’s Swan Hills Treatment Centre in Alberta for destruction and disposal.

Environmental Obligations

As at December 31, 2008, the Company has estimated the present value of expenditures required for reclamation costs at the Prairie Creek Property to be approximately $1.162 million ($2.383 million on an undiscounted basis), mostly to be incurred at the end of the life of the mine. Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources.  The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed.  Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

Other than specific environmental matters discussed in this Annual Report, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.

12.           First Nations

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

The DCFN is an organization representing all of the Dene and Metis peoples in the Dehcho territory of the Northwest Territories which comprise thirteen separate communities.  The DCFN have incorporated a society under the laws of the Northwest Territories in order to provide leadership, governance, administration and program delivery to their member communities.  The DCFN is a governing body of the Dehcho people lands, administers and oversees a number of programs and services for its member communities including those relating to health, employment, education, and land and resource management.

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

The Federal Government has recognized that the inherent right of self government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982.  The Dehcho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the “Dehcho Process.”  The Federal Government first attempted to negotiate land claim settlements in the Northwest Territories, with the Dene/Metis in the late 1980’s without success.  Subsequently, settlement agreements were reached first with the Gwich’in and Sahtu Dene/Metis people and later with the Tlicho in 2005.  The Dehcho have not settled their land claim with the Federal Government.  The Dehcho and the Federal Government of Canada both claim legal title to this territory, the Dehcho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900, and Treaty 11 signed in 1921 and 1922.  The Federal Government and the Dehcho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute.  Canada maintains that under the Treaties the Dehcho extinguished ownership of their traditional lands.  The Dehcho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty.  The Dehcho territory has an area of approximately 210,000 km2 and has a native population of approximately 6,000.

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

The DCFN’s position is that the Mackenzie Valley Resource Management Act cannot and should not apply within Dehcho territory; that the legislation was enacted without the participation of, or any consultation with, the DCFN and was imposed on the Dehcho territory against DCFN wishes.  The DCFN have stated that the Final Agreement must, among other things, include a new resource management regime in Dehcho territory other than the Mackenzie Valley Resource Management Act.

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

The Agreement also provides that no new water licences or land use permits will be issued under the Mackenzie Valley Resource Management Act within the Dehcho territory except after written notice to the Dehcho First Nations and after a reasonable period of time for the Dehcho to make representations with respect to the application for such licence or permit.  Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Dehcho territory without the support of the affected Dehcho First Nation.

The parties also agreed to enter into negotiations for the purpose of concluding an Interim Resource Development Agreement with the objective to foster resource development in the Dehcho Territory and to accrue benefits from Canada to the Dehcho First Nations.  An Interim Resource Development Agreement was signed on April 17, 2003, under which Canada agreed to provide to the Dehcho First Nations a percentage of Federal resource royalties collected from the Dehcho area of the Mackenzie Valley.

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

In 2003, Canada and the Dehcho agreed to an interim withdrawal of lands covering an area of approximately 80,000 km2 for a period of five years.  The withdrawal was confirmed by Order in Council dated August 13, 2003.  The areas of the withdrawn lands do not include the Prairie Creek Mine but include all of the Company’s Mining Lease 2854 and part of Mining Leases 2931, 3313 and 3314.  The withdrawn land also includes an area over which part of the Company’s road to the Prairie Creek Property passes.  However, in accordance with Sections 19 and 23 of the Interim Measures Agreement such withdrawal is subject to the continuing exercise of existing rights, titles, interests, entitlements, licenses, permits, reservations, benefits and privileges and does not affect access to or across withdrawn land.

In August 2003, a Memorandum of Understanding respecting the expansion of Nahanni National Park Reserve dated June 24, 2003, was signed between the Dehcho and the Parks Canada Agency, whereby as part of the Dehcho Process, Parks Canada and the Dehcho agreed to work co-operatively towards completion of a feasibility study towards the addition of the identified lands to the Nahanni National Parks Reserve and to recommend an amendment to the Canada National Parks Act for a new boundary for the expansion of the Nahanni National Park Reserve and, as part of the Dehcho Final Agreement, moving the Nahanni National Park Reserve to full National Park status under the Canada National Parks Act.

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

During 2005, negotiations on the Dehcho Process broke down because of issues surrounding the proposed Mackenzie Valley gas pipeline.  In June 2005, the Dehcho First Nations entered into a Settlement Agreement with Canada [represented by the Minister of Indian Affairs and Northern Development] to settle Court actions which had been commenced by the Dehcho in the Northwest Territories Supreme Court and in the Federal Court against Canada and the Mackenzie Valley Environmental Impact Review Board arising out of disputes concerning the Mackenzie Gas Project.  In the Settlement Agreement, Canada and the Dehcho agreed to resolve issues related to the participation of the Dehcho in the environmental and regulatory review of the Mackenzie Gas Project and which they agreed to facilitate.

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

In the 2005 Settlement Agreement the parties affirmed the Interim Resource Development Agreement dated April 17, 2003 and agreed to take immediate steps to establish a working group comprised of the parties to the Dehcho First Nations Interim Measures Agreement for the purposes of ensuring that the issues arising from the implementation of the Resource Development Agreement are addressed in a timely manner.  The parties also agreed that once an Agreement in Principle is ratified, the resource royalty sharing formula set out in the Interim Resource Development Agreement will be replaced with any Resource Revenue Sharing Formula agreed to in the Agreement in Principle.

The Settlement Agreement further provides that, except for certain specified articles of the Agreement, the Settlement Agreement is not legally binding and is intended as an expression of goodwill and as a political commitment.

Negotiations under the Dehcho Process continued during 2006, with Canada presenting a formal comprehensive offer of land selection, local governance provisions and financial compensation but this offer was rejected by the Dehcho First Nations.  The Dehcho First Nations are insisting on the approval of a Land Use Plan (see below).  Negotiations continued intermittently in 2007 and 2008 with no apparent progress reported.

The Dehcho Land Use Planning Committee (the “Committee”), was formally established in February 2002, under the authority of the Dehcho Interim Measures Agreement with the responsibility to prepare a land use plan for the Dehcho territory.  The land use planning process is a community driven process where the goals and values of the residents of the Dehcho guide the development of the Plan.  The Committee works closely with other planning partners such as governments, public agencies, non-government organizations and businesses to fulfill its mandate.

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

The draft Land Use Plan was approved by the General Assembly of the Dehcho First Nations in May 2006 and submitted to the Minister for consideration.  The Minister did not accept the Plan arguing that it incorporated too much land to be preserved from development.  In April 2007, the Federal Government and the Dehcho First Nations entered into an agreement to form a new committee with representatives from all sides to negotiate a new revised plan.  The Company understands that negotiations on a draft Land Use Plan are continuing.

The outcome of the Dehcho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Dehcho government within the Dehcho territory.  It is expected that the negotiations towards a Dehcho Final Agreement will take many years to complete.

The Company cannot predict the impact, if any, that the Dehcho Final Agreement if eventually approved and signed may have on the Prairie Creek Mine or the permitting thereof.

13.           Nahanni Butte Dene Band

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

On December 10, 1996, the Company completed the negotiation of the Prairie Creek Development Co-Operation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Dehcho First Nations.  The agreement provided that in consideration for the Band providing support for the project, quiet enjoyment, access easements, assistance in obtaining permits, potential cost savings as a result of the Band's involvement, and assembling and providing the Band's traditional knowledge in support of the project, the Company would:

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

Following commencement of production, the Band and the Company were to jointly fund (a) the establishment of an education centre to a maximum of $150,000 and annual operating costs up to $50,000; and (b) a scholarship fund of $20,000 per year, increasing to $30,000 per year following payback of all capital costs.  In addition, the project was to contribute $25,000 per year to a trust on commencement of construction of access to the project, to compensate traditional harvesters who were negatively affected by the project and the access.

The overall intent of the Co-Operation Agreement was to establish and maintain a positive and cooperative working relationship between the Company and the Band in respect of the further development and operation of the Prairie Creek Mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Band and other Dehcho First Nations.  This Agreement foresaw the many benefits which could accrue to the Band and the DCFN in conjunction with development of the road and mine, and made provision for maximizing opportunities to realize these benefits.  To this end, the Agreement provides employment and contracting opportunities, as well as equity participation for the Band and the DCFN.

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

On November 28, 1996, the Nahanni Butte Dene Band issued a Band Council Resolution stating that the Band on behalf of its membership “does fully ratify and endorse the Prairie Creek Development Co-Operation Agreement” in which the Nahanni Butte Dene Band proclaimed its support for the Prairie Creek Mine and the establishment of an all weather access road to the mine in recognition of the significant benefits to Nahanni Butte and the DCFN communities as a whole. The Agreement was also supported by the DCFN by Tribal Council Resolution.

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

On October 10, 2003, an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh KI First Nation and the Dehcho First Nations, against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant a Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band was in breach of the Co-Operation Agreement.  The Nahanni Butte Dene Band informed the Company that the Band considered the Agreement terminated.  Such termination was not in accordance with the provisions of the Agreement.

Canadian Zinc seeks to consult on a regular basis with the Nahanni Butte Dene Band and other First Nations and local communities to keep them informed about the Prairie Creek project and as to opportunities for implementing the provisions of the Co-Operation Agreement, as the Company moves forward with its plans for re-development of the property.  In 2004 the Company opened a Community Liaison and Information Office in Fort Simpson and since 2004, significantly increased its First Nations and local communities’ information and awareness programs and activities.

In June 2005, the Chief of Nahanni wrote to the Mackenzie Valley Land and Water Board in connection with the Company’s application for a Land Use Permit to use the winter road which connects the mine with the Liard Highway [see “Item 4.D--Property, Plant and Equipment--10. Permitting at Prairie Creek--(i) Land Use Permit – Winter Road”] alleging infringement of aboriginal rights and inadequate consultation under Section 35 of the Constitution of Canada.  The Water Board referred the matter to the Department of Indian Affairs and Northern Development which conducted a preliminary assessment which lasted throughout most of 2006.  In February 2007, the Department issued its report on consultation to the Water Board in which it concluded that in the Department of Indian Affairs and Northern Development’s view adequate consultation had taken place and in which it made certain recommendations.  The Water Board issued the Land Use Permit in April 2007 and included among the Permit terms and conditions those recommendations from the consultation report that are within the Board’s mandate, including provisions for the protection of wildlife habitat.

In June 2007, the Dehcho First Nations claimed that the Company’s application for a Class B water licence to rehabilitate a portion of the road in proximity to the mine constituted a significant alteration to the Winter Road project and requested that the proposed rehabilitation work be referred for Environmental Assessment.  They also alleged inadequate consultation under Section 35 of the Constitution of Canada.  In November 2007, the Water Board ruled that the proposed work was not a significant alteration to the project.  The Department of Indian Affairs and Northern Development conducted a preliminary assessment on consultation with the Nahanni Butte Dene Band and in March 2008, issued its report to the Water Board in which it concluded that adequate consultation had taken place.  The Water Board issued the water licence in March 2008.

In October 2008, Canadian Zinc and the Nahanni Butte Dene Band entered into a MOU, to establish a mutually beneficial, co-operative and productive relationship.  In the MOU, the Band agrees to maintain close communication links with Canadian Zinc, participate in good faith in current and pending environmental assessment and regulatory processes, and not to oppose, “in principle,” mining operations at Prairie Creek.  Canadian Zinc has agreed to apply best efforts to employ Band members and to assist the Band and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.  The MOU also provides for the subsequent negotiation of an Impact Benefits Agreement regarding mining operations.  Nothing within the MOU is intended to define, create or extinguish any rights of the Band or Canadian Zinc and the MOU is not legally binding on the parties.

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

14.           Liidlii Kue First Nation (“LKFN”)

On October 16, 2008, CZN and Liidlii Kue First Nation of Fort Simpson, Northwest Territories, entered into a Memorandum of Understanding to formally establish a mutually beneficial, co-operative and productive relationship with regard to the exploration and development of the Prairie Creek Mine and to demonstrate that LKFN and Canadian Zinc intend to work together, as responsible corporate citizens of the region, in a spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well-being.

The Liidlii Kue First Nation of Fort Simpson, Northwest Territories, is a member of the Dehcho First Nations.  Fort Simpson, located approximately 500 kilometres east of the Prairie Creek Mine, is the administrative centre and main service centre of the Dehcho region.  Fort Simpson has a population of approximately 1,200 and the LKFN Band, which is the largest in the Dehcho has 1,175 Members.

The purpose of the MOU is:
•
to provide a process through which Canadian Zinc, in pursuing its exploration and development activities at the Prairie Creek Mine, can consult with and accommodate the interests of LKFN with a view to amicably reconciling any issues that might arise;

•	to establish a relationship through which LKFN can identify opportunities for its businesses and members to participate in Canadian Zinc’s exploration and development activities; and
•
to set out the objectives, process and topics for the negotiation of an IBA between LKFN and Canadian Zinc, which is specifically intended to cover the future operations of the Prairie Creek Mine project.

The MOU provides for implementation of a more formalized structure for communication and information exchange through, among other things, the appointment of a Community Information Representative, establishing a Communications Committee and hiring an Environmental Monitor.

In the MOU, Canadian Zinc has agreed to make its best efforts to employ LKFN members and to assist LKFN and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.  Canadian Zinc and LKFN have agreed to use their best efforts to negotiate an IBA but nothing in the MOU is intended to define, create or extinguish any rights of LKFN or Canadian Zinc and the MOU is not legally binding on the parties.

15.           Office Space

The Company presently maintains offices in Vancouver, Fort Simpson and Toronto (all in Canada).  The Company’s head office is located in Vancouver and is approximately 3,000 square feet in size.  The Company presently leases office space in the Federal Building in Fort Simpson.  This office is supported by a Community Liaison Officer and acts as an information source on Prairie Creek for the local community to access.  In addition the office can receive any questions, issues or concerns from the community about the development.  The Company’s Toronto office is maintained for the use of the Chief Executive Officer.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2008, 2007 and 2006, and the related notes thereto, and with the selected data set forth.  The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Except as described below under “Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations,” and in Note 19 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the U.S.  Unless otherwise indicated, all currency is reported in Canadian dollars.  All items in this section discuss the financial results of the Company following the change in accounting policy for resource interests as discussed below.

Overview

SUMMARY - Presented in accordance with Canadian GAAP

(Thousands of dollars, except per share amounts)	2008	2007	2006 *
Statement of operations
Interest income	$899	$1,234	$948
Net (loss)	$(4,228)	$(9,483)	$(7,723)
Basic and diluted loss per share	$(0.04)	$(0.08)	$(0.08)

Balance sheet
Cash, cash equivalents and short-term investments	$20,948	$28,414	$29,087
Marketable securities	$(2,024)	$100	$250
Total assets	$29,521	$34,391	$35,272
Total liabilities	$1,673	$2,482	$1,844
Shareholders’ equity	$27,848	$31,909	$33,428

* See section below re restatement arising on accounting policy change.

Change in Accounting Policy

During 2008, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its current accounting policies, which included an examination of the Company’s current accounting policies under Canadian GAAP.  In light of this review, the Company determined that it was appropriate to change its accounting policy for resource interests whereby its exploration and development costs are to be expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and financing to complete development has been obtained.  Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian GAAP.

Management believes that this revised accounting policy provides a more relevant and reliable basis of accounting.  Among other benefits, the revised accounting policy aligns the accounting treatment of these resource interest expenditures with standards used by producing mining companies in the resource sector and with global accounting standards (including U.S. GAAP).  The change in accounting policy has been applied retrospectively, and the comparative financial statements for 2007 and 2006 have been restated. The effect of the change was to increase the Company’s accumulated deficit at January 1, 2006 by $13.490 million and at January 1, 2007 by $19.727 million.  Further impacts of the restatement are noted in the table below:

	As Previously Reported	Adjustment	Restated

Balance Sheet as at December 31, 2007:
Resource interests	$37,797	$(32,965)	$4,832
Other long-term assets	-	425	425
Future income tax liability	(3,621)	3,621	-
Share capital	66,593	(629)	65,964
Deficit	(13,609)	(28,290)	(41,899)

Statement of Operations, Comprehensive Income and Deficit for the year ended December 31, 2007:
Mineral exploration and development costs	-	(11,050)	(11,050)
Future income taxes income	-	2,487	2,487
Net loss / Comprehensive loss for year	(920)	(8,563)	(9,483)

Loss per share – basic and diluted	(0.01)	(0.07)	(0.08)

Statement of Cash Flows for the year ended December 31, 2007:
Operating activities	(569)	(10,109)	(10,678)
Investing activities	(16,304)	10,109	(6,195)

Balance Sheet as at December 31, 2006:
Resource interests	26,700	(21,885)	4,815
Other long-term assets	-	395	395
Future income tax liability	(1,134)	1,134	-
Share capital	59,994	(629)	59,365
Deficit	(12,689)	(19,727)	(32,416)

Statement of Operations, Comprehensive Income and Deficit for the year ended December 31, 2006:
Mineral exploration and development costs	-	(8,027)	(8,027)
Write-off of mining equipment	(27)	27	-
Future income taxes income	-	1,763	1,763
Net loss / Comprehensive loss for year	(1,486)	(6,237)	(7,723)

Loss per share – basic and diluted	(0.02)	(0.06)	(0.08)

Statement of Cash Flows for the year ended December 31, 2006:
Operating activities	(262)	(7,871)	(8,133)
Investing activities	$(24,231)	$7,871	$(16,360)

Net loss

For the year ended December 31, 2008, the Company reported a net loss of $4.228 million compared to losses of $9.483 million and $7.723 million for the years ended December 31, 2007 and 2006.  The reduced loss in 2008 was primarily attributable to the completion in 2007 of the Company’s extensive underground decline development and drilling exploration program at Prairie Creek.  There were no such programs in 2008.

Mineral Exploration and Development Costs

For the year ended December 31, 2008, the Company expensed $3.426 million on its mineral exploration and development programs at Prairie Creek compared to $11.050 million for the year ended December 31, 2007 (2006 - $8.027 million).  Excluding accretion and depreciation charges relating to the asset retirement obligation and mining plant and equipment of $248,000 in the year ended December 31, 2008 (2007 - $220,000; 2006 - $129,000), the exploration and development expenditures for Prairie Creek amounted to $3.178 million in 2008 compared to $10.830 million in 2007 and $7.898 million in 2006.  Details of the mineral exploration and development costs are shown in Note 10 to the audited financial statements for the year ended December 31, 2008.

The overall decrease in expenditures relates to the lower level of activities at the Prairie Creek Mine following completion, in late 2007, of the underground decline development and exploration programs which commenced in 2006.  For the year ended December 31, 2008, the Company incurred drilling and underground exploration costs of $170,000 compared to $6.076 million in the year ended December 31, 2007.  In addition, in April 2008, a cost recovery of $942,000 was received following a final reconciliation of the 2006/2007 underground contract (see Note 10 to the audited financial statements as at December 31, 2008).

During 2008, the Company incurred $862,000 (2007 - $694,000) relating to permitting and environmental matters. These expenditures included costs related to filing the applications for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.  As described in this Annual Report at “Item 4.D.--Property, Plant and Equipment--10.Permitting at Prairie Creek,” the Company considers that it has made continued progress in this area.  However, the process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue.  The Company intends to continue to work through the process for obtaining operating permits in 2009 and expects that there will be significant costs associated with the process.  Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

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

During 2006, the Company expended $7.898 million (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were underground exploration and drilling.  The Company also expended $205,000 on lease and property abandonment deposits.  The 2006 programs included sinking a new internal decline about 400 metres long from the end of the existing workings on the 870 metre level, from which new drill stations were established at 50 metre intervals.

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

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flows from operations.  For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles the Company is considered to be an exploration stage enterprise.  To date the Company has not earned any significant revenues other than interest income and related investment income.  Investment income for the year ended December 31, 2008 was $899,000 compared to $1.234 million in 2007 and $948,000 in 2006.  The decrease in 2008 is attributable to the overall decrease in amounts available for investment during the year ended December 31, 2008 compared to the prior year.  There has also been a significant decline in interest rates during the second half of the 2008 fiscal year as a result of the current global recession which has seen central banks cut rates to historically low levels.  The increase in investment income for the 2007 year compared to 2006 arose as a result of higher levels and cash and cash equivalents following private placements at which common shares were issued.

Administrative Expenses

Administrative expenses (excluding stock based compensation and depreciation) for the year ended December 31, 2008 were $1.445 million compared to $1.724 million in the year ended December 31, 2007.  The decrease was largely attributable to lower office and general costs (2008 - $360,000; 2007 - $463,000) due to tax charges relating to the Company’s flow-through share program in 2007 which were not incurred in 2008 and the Company’s decision in 2008 to cut-back its expenditures on investor relations items (2008 - $230,000; 2007 - $420,000).  The Company’s professional fees costs reduced from $396,000 in 2007 to $220,000 in 2008 while management and directors fees increased from $347,000 in 2007 to $566,000 in 2008.  The increase in management and director fees and decrease in professional fees arose as a result of staffing increases within CZN that reduced the need to use professional advisors.

Administrative expenses for 2007 (excluding stock-based compensation, write-down of marketable securities (2007) / mining equipment (2006) and amortization) were $1.724 million compared to $1.381 in 2006. The increase was largely attributable to increased activity in shareholder and investor communications in 2007.

Reclamation Expenditures

In 2008, the Company incurred $366,000 removing drums of sodium cyanide from Prairie Creek for destruction as described at “Item 4.D.--Property, Plant and Equipment--11. Environmental Considerations-

Hazardous Materials.”  In 2007, the Company spent $246,000 (2006 - $Nil) on a work program to repackage these hazardous materials stored at the Prairie Creek site in order to facilitate their future removal and destruction.  These expenditures were applied against the asset retirement obligation as disclosed in Note 12 to the audited financial statements as at December 31, 2008.

Other non-cash expenses

In 2008, the Company recorded an expense for stock-based compensation of $205,000 relating to the vesting of stock options granted in prior periods to directors, officers, employees and contractors.  The amount charged in 2007 relating to stock-based compensation was $267,000.  The stock-based compensation expense for 2007 and 2008 relates to the same grant of stock options in October 2007 for which the expense was recognized over the vesting period for the options granted.  The stock-based compensation expense value was calculated using the Black-Scholes valuation method and assumptions as described in the “Item 5.A.--Operating Results--Critical Accounting Policies and Estimates” section to this Annual Report (below).  The assumptions used in the calculation are described in Note 14(a) to the audited financial statements at December 31, 2008.  In 2006, the Company recorded stock-based compensation expense of $1.023 million for stock option grants.

The Company expensed depreciation costs relating to mining plant and equipment of $168,000 (2007 - $143,000; 2006 - $51,000). The increase in depreciation relating to plant and equipment arose as a result of equipment purchases in January 2008 that have been amortized during fiscal 2008.

The Company recorded an unrealized loss on its marketable securities of $38,000 in the year ended December 31, 2008 (2007 - $150,000; 2006 - $Nil).  All the Company’s marketable securities were designated as held for trading assets by the Company upon the adoption, on January 1, 2007, of new accounting standards relating to financial instruments as described in more detail in “Item 5.A. --Operating Results--Critical Accounting Policies and Estimates” section to this Annual Report.  The unrealized loss on the marketable securities is based upon the market value of the shares at December 31, 2008.  Further details relating to the Company’s marketable securities are included in Note 6 to the audited financial statements for the year ended December 31, 2008.

Related Party Transactions

The Company’s related party transactions for the year ended December 31, 2008, consisted of rent for office space paid or payable to corporations with a common director of the Company in the amount of $19,000 compared to $13,000 in 2007 (2006 - $12,000).  The increase was attributable to increased rent following relocation of the Toronto office.  Particulars relating to related party transactions are shown in Note 16 to the audited financial statements for the year ended December 31, 2008.

Income Taxes

The Company is currently not profitable and has recorded a valuation allowance against its future income tax assets.  Following renouncement of flow-through share expenditures, the Company recorded future income tax income as per the reconciliation of income taxes for each of the past three years below:

	2008	2007*	2006*
Statutory tax rate	31.00%	34.12%	35.01%
Recovery of income taxes computed at statutory rates	$1,311	$4,084	$3,321
Permanent differences	(64)	(93)	(361)
Expired losses	(192)	(162)	(55)
Other	(118)	281	479
Income tax rate changes	(403)	(1,612)	(810)
Change in valuation allowance	(534)	(11)	(811)
	$-	$2,487	$1,763
* See description above re restatement arising on accounting policy change.

The Company follows the guidance prescribed by the Canadian Institute of Chartered Accountants Emerging Issues Committee Recommendation 146, “Flow-through Shares,” such that future income tax income is recognized, and shareholders’ equity reduced, on the day the Company files the tax documents to renounce expenditures with the tax authorities.  In 2007, $8 million of such expenditures were renounced and the documents filed in the quarter ended March 31, 2007.  This resulted in the recovery of future income tax income in respect of the renounced expenditures of $2.487 million and a corresponding reduction in shareholder equity.  In 2006, the renounced expenditures resulted in future income tax income of $1.763 million.

Critical Accounting Policies and Estimates

The Company’s financial statements are prepared in accordance with Canadian GAAP and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any).  The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice.  These estimates are reviewed on an ongoing basis for updated information and facts.  The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2, 3 and 4 to the financial statements for the year ended December 31, 2008.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Resource Interests

As described in this Annual Report at “Item 5.A.--Change in Accounting Policy” and in Note 2 to the audited financial statements for the year ended December 31, 2008, during 2008, the Company changed its accounting policy relating to resource interests expenditures whereby exploration and development costs are to be expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and necessary financing to complete development obtained.

Impairment of long-lived assets

The carrying value of resource interests at December 31, 2008 was $5.053 million (December 31, 2007 - $4.832 million) and for plant and equipment was $661,000 (December 31, 2007 - $448,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

At December 31, 2008, management carried out an impairment review and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of resource interests was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources.   By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine.  The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

The Company’s impairment review and testing is carried out under Canadian GAAP which is substantially similar to U.S. GAAP as issued by the Financial Accounting Standards Board in Statement of Financial Accounting Standards 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Asset Retirement Obligation (environmental estimates)

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.  Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources.  The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed.  Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at December 31, 2008, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.383 million (2007 - $2.528 million), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1.162 million (2007 - $1.228 million) based upon the following assumptions: long-term inflation rate of 2.5%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of ten years.

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

	Years ended December 31,
	2008*	2007	2006
Dividend yield	N/a	0%	0%
Risk free interest rate	N/a	4.07%	4.02%
Expected life	N/a	5 years	5 years
Expected volatility	N/a	89%	101%
* No stock options were granted in 2008.  Stock-based compensation expense during 2008 related to options granted in 2007.

Any change in the assumptions used could have a material impact on the fair value of the stock-based compensation value.  In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options, and for purposes other than to determine the fair value to be assigned to stock options.  Accordingly, the use of a Black-Scholes valuation model may not always result in the determination of a compensation value that appears appropriate or reasonable in the circumstances, for example, the model may determine that a stock option grant at $0.30 per share is of higher value than a grant at $0.15 per share (where the grant price is assumed to equal market value and all other factors remain unchanged).

Financial Instruments

As disclosed in Note 3 to the audited financial statements for the year ended December 31, 2008, the Company elected to classify its marketable securities, short term investments and cash and cash equivalents as held for trading assets, which requires that gains or losses from changes in fair value are taken directly to net income, as this was considered the most appropriate classification.  Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

The Company has also included note disclosure concerning some of the risk factors relating to its financial instruments – see Note 18 to the audited financial statements for the year ended December 31, 2008.

Changes in Accounting Policy Including Initial Adoption and International Financial Reporting Standards (IFRS”)

As noted in this Annual Report in the section “Change in Accounting Policy,” during the year ended December 31, 2008, the Company retrospectively changed its accounting policy for its exploration and development expenditures to align itself with industry practice, U.S. GAAP and the anticipated future direction of IFRS.

In addition, the Company adopted various new accounting standards, as described below, during the year ended December 31, 2008.

On January 1, 2008, the Company adopted the recommendations included in the following Sections of the CICA Handbook: Section 1400, “General Standards of Financial Statement Presentation,” Section 1535,

“Capital Disclosures,” Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation.”  Additional information on the adoption of these accounting standards can be found in Note 4 to the audited financial statements for the year ended December 31, 2008.

In February 2008, the CICA Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is currently assessing the impact implementation of IFRS will have on its financial statements through, among other items, initial review of IFRS standards currently in place and a “diagnostic” of the impact on the Company’s current accounting policies.  However, the financial reporting impact of the transition cannot be reasonably estimated at this time.  The Company is also ensuring that certain key individuals involved in its financial reporting processes, and moving forward, the implementation of IFRS, receive adequate training in IFRS, primarily through use of available courses.

Additional information on the adoption of these accounting standards, and on proposed future standards, can be found in Note 4(d) to the audited financial statements as at December 31, 2008.

Recently Released Canadian Accounting Standards

Recent accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting under Canadian GAAP, are summarized below.

The CICA has issued several new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.  The Company will adopt the requirements commencing in the interim period ended March 31, 2009.

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued this new Section 3064 to replace Section 3062, “Goodwill and Other Intangible Assets” and establish standards for the recognition, measurement and disclosure of goodwill and intangible assets.  In addition, the CICA issued amendments to Section 1000, “Financial Statement Concepts” and Accounting Guideline 11, “Enterprises in the Development Stage” and withdrew Section 3450, “Research and Development Costs.”  Furthermore, Emerging Issues Committee (EIC) Abstract 27, “Revenues and Expenditures during the Pre-operating Period” is no longer applicable for companies that have adopted CICA 3064.  The mandatory effective date is for annual and interim financial statements for years beginning on/after October 1, 2008 (i.e., January 1, 2009).  The Company does not believe that Section 3064 will have a significant impact on its financial statements under current operating conditions but could have an impact on the future accounting treatment of expenditures on mineral property development once mineral reserves have been proved or an operating permit received and financing for development obtained (see Notes 3(h) and 3(i)).

Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.”  Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section).  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  A bargain purchase will result in the recognition of a gain.  Acquisition costs will be expensed.  Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests.  These new standards will apply to fiscal years beginning on or after January 1, 2011.  The Company does not believe that these new Sections will have an impact on its financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

For the purposes of U.S. GAAP the Company is considered to be an Exploration Stage Enterprise.  The Company’s financial statements for the year ended December 31, 2008, have been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP.  The material differences between Canadian and U.S. GAAP, in respect of the financial statements for the year ended December 31, 2008, are summarized as follows:

Balance Sheets

	2008	2007 *

Share capital (Canadian GAAP)	$65,621	$65,964
Increase due to future income tax recovery on renouncement of flow-through shares (c)	4,250	4,250
Decrease due to flow-through share premium paid in excess of market value (c)	(1,531)	(1,531)
Share capital (U.S. GAAP)	$68,340	$68,683

Deficit (Canadian GAAP)	$(46,127)	$(41,899)
Increase due to future income tax recovery on renouncement of flow-through shares (c)	(4,250)	(4,250)
Decrease due to flow through share premium paid in excess of market value (c)	1,531	1,531
Deficit (U.S. GAAP)	$(48,846)	$(44,618)

Statements of Operations

	2008	2007 *	2006 *

Net loss and comprehensive loss (Canadian GAAP)	$(4,228)	$(9,483)	$(7,723)
Flow through share premium reversal (c)	-	1,531	-
Future income tax recovery elimination (c)	-	(2,487)	(1,763)
Net loss and comprehensive loss (U.S. GAAP)	$(4,228)	$(10,439)	$(9,486)

Loss per share - basic and diluted (U.S. GAAP)	$(0.04)	$(0.09)	$(0.10)

Weighted average number of common shares outstanding - basic and diluted (U.S. GAAP)	120,440,062	113,429,078	94,734,979

* See “Item 5.A.--Change in Accounting Policy” for description of change in accounting policy under Canadian GAAP.

(a) Resource Interests

During 2008, the Company adopted an accounting policy, under Canadian GAAP, whereby exploration and development costs are to be expensed until such time as either mineral reserves are proven or permits to operate a mineral resource property and financing to complete development are received.  This change in accounting policy was adopted on a retrospective basis with restatement of the comparative periods presented.  Previously, the Company capitalized such expenditures as incurred which is permitted under Canadian GAAP.  U.S. GAAP requires that exploration costs relating to resource interests be expensed until there is substantial evidence of economically recoverable resources.  Accordingly, there is no GAAP difference for the years ended December 31, 2008, 2007 and 2006.  For the purposes of U.S. GAAP, the Company is considered to be an Exploration Stage Enterprise.

(b) Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years presented in the financial statements for the year ended December 31, 2008.

(c) Flow-through Shares

Under Canadian GAAP, no liabilities are recorded on flow-through shares until expenditures have been renounced.  Under U.S. GAAP, a liability on flow-through shares is required at the time such shares are issued for the excess of the shares over quoted market value.  This liability is reversed and a deferred tax liability is recognized for U.S. GAAP when the expenditures are renounced.  Under U.S. GAAP, unexpended flow-through funds as at the balance sheet date are separately classified as restricted cash.  At December 31, 2008, there were $Nil in unexpended flow-through funds (2007 - $Nil).

(d) Newly Adopted Accounting Pronouncements

Fair Value Accounting

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”).  FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The provisions of FAS 157 were adopted January 1, 2008.  In February 2008, the FASB staff issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”).  FSP FAS 157-2 delayed the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The provisions of FSP FAS 157-2 are effective for the Company’s fiscal year beginning January 1, 2009.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FAS 157 in an inactive market.  The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustment based on unobservable data.  Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for non-performance and liquidity risks when determining fair value of an asset in an inactive market.  FSP FAS 157-3 was effective upon issuance.  The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets when the market for those assets is not active.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”).  FAS 159 permits entities to choose to measure eligible financial instruments and other items at fair value.  The provisions of FAS 159 were adopted January 1, 2008.  The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of FAS 159 had no impact on the Company’s financial position, results of operations or cash flows.

(e) New Accounting Pronouncements

Business Combinations

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (“FAS 141(R)”) which retains the requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.  Among the significant changes that FAS 141(R) makes to how the acquisition method is applied include (a) measuring the assets acquired, the liabilities assumed, and any non-controlling interest at their fair values, (b) recognizing assets acquired and liabilities assumed arising from contingencies, (c) recognizing contingent consideration at the acquisition date, measured at its fair value and (d) recognizing a gain in the event of a bargain purchase (instead of negative goodwill).  FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that commences on or after December 15, 2008 (i.e., January 1, 2009 for the Company).  The Company does not believe that FAS 141(R) will have an impact on its financial statements unless the Company enters into a business acquisition subsequent to January 1, 2009.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FAS 161”) which requires enhanced disclosures about how and why a company uses derivative and hedging activities.  FAS 161 is effective for financial statements issued for years beginning after November 15, 2008 (i.e., January 1, 2009 for the Company).  The Company does not expect the adoption of FAS 161 to have a significant impact on the Company’s financial statements.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP.  FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.”  The Company does not expect the adoption of FAS 162 to have an impact on the Company’s financial position, results of operations or cash flows.

B.           Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and cash equivalents of $9.225 million, short term investments of $11.723 and marketable securities of $2.024 million (for a total of $22.972 million).  The Company also had a positive working capital balance of $22.557 million.  As at December 31, 2007, the Company had cash and cash equivalents of $6.919 million, short term investments of $21.495 million, marketable securities of $100,000 and a positive working capital balance of $27.432 million.  The Company’s short term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at December 31, 2008 were $511,000 compared to $1.254 million as at December 31, 2007.  This decrease follows the termination of the exploration program (in late 2007) and a reduced level of activity at the Prairie Creek Mine Site during the final quarter of the year ended December 31, 2008.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income.  The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

In light of the current global financial market turmoil and uncertainty, towards the end of 2008, the Company performed a review of planned programs and activities for 2009 with a view to preserving cash used in operations as much as possible while still working towards obtaining permits to operate the Prairie Creek Mine.  Accordingly, the Company has implemented a number of cost saving measures and continues to review other avenues whereby additional costs can be saved.  Some of the steps implemented by the Company included reducing the workforce at the Prairie Creek Mine and ceasing active development operations at the Mine site to focus on the permitting process and limiting other expenditures presently deemed non-essential such as a portion of the investor relations program.

The Company has reviewed its planned expenditures for 2009 and is confident that it has capital resources that are adequate to support its current operations for the next twelve months and short to medium-term plans.  The Company anticipates that total expenditures will be reduced for 2009 compared to 2008 such that, given current capital resources on hand, the Company can continue to operate for several years in its current form.  However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated to the permitting process, and in particular, the possibility that external consultants’ time may be required.  CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

The Company also entered into transactions, in April and May 2009, to acquire shares of Vatukoula Gold Mines Plc and an option on the Tuvatu Gold Project, as described in this Annual Report at “Item 4.B--Business Overview,” which will lead to an increased rate of cash consumption

Additional capital will be required in the future to bring the Prairie Creek Mine into production.  .  If additional capital is needed in the future to continue operations, the Company will primarily seek capital through equity financings; however, such financing may not be available to the Company on acceptable terms or at all due to factors outside the control of the Company, including the then current condition of the financial markets.  If equity financing is not available, the Company may consider alternative sources of financing including debt instruments.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Item 3.D--Risk Factors” section in this Annual Report.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

In October 2008, the Company reviewed its current investment portfolio and strategy.  During this review, it was noted that the rates of return for Bankers’ Acceptances and Guaranteed Investment Certificates had declined significantly during the course of 2008.  The Company determined that it was appropriate to allocate a portion of its investments to equities in order to seek a better return on its capital resources.  A total of approximately $2 million was invested in the equity stock of a number of major mining companies during late 2008.  The Company considers that these marketable securities, while acquired as part of a medium-term investing strategy, are highly liquid assets in view of the average trading volumes of such companies’ shares.  However, CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the companies’ shares that have been acquired, which is not certain.

Outlook

The information set forth below consists primarily of forward-looking statements. You should refer to the information under the caption “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” included in this Form 20-F in considering those statements.

For 2009, Canadian Zinc’s primary focus will be to move forward in the permitting process for the operating permits for the Prairie Creek Mine that were applied for in 2008.  This is likely to be a lengthy process, as illustrated in this Annual Report in the section at “Item 4.D.--Property, Plant and Equipment--10. Permitting at Prairie Creek.”  This is a key step as the Company moves the Prairie Creek project towards commercial production.  In light of the likely extended timeframe that the permitting process will require, the Company has determined that it will limit expenditures at Prairie Creek for the immediate future, with the exception of continuing to carry out projects and studies that will be of assistance for the EA process and also in determining and refining future anticipated mine plans.  Given the open-ended nature of the Mackenzie Valley permitting process, the Company cannot, with any reasonable assurance at this point in time, provide a detailed estimate as to the likely costs of permitting activities in 2009.

The Prairie Creek mine site re-opened in mid May 2009 and it is currently anticipated that the main focus for 2009 will be to continue rehabilitating the winter road which connect the Prairie Creek Mine to the Liard Highway.

When the Company receives its operating permits, which is not a certain event, additional finance will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - 100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances at that time.

The Company has utilized a portion of its treasury to take advantage of certain investment opportunities that presented themselves, as described at “Item 4.B--Business Overview, ” relating to the acquisition of shares in Vatukoula Gold Mines Plc and an option on the Tuvatu Gold Project.

C.           Research and Development, Patents and Licenses, etc.

The Company has not engaged in significant research and development activities during the last three years.

D.           Trend Information

See “Item 5.A.--Operating Results” and “Item 5.B--Liquidity and Capital Resources” for discussion of the most significant recent trends in the Company’s business since the last fiscal year.

Summary Quarterly Results (Unaudited):
(thousands of dollars except per share amounts)
Quarter ended	Interest income $	Net (Loss) $	Net (Loss) per Common Share $
December 31, 2008	201	(1,075)	(0.01)
September 30, 2008*	184	(1,671)	(0.015)
June 30, 2008*	218	(1,131)	(0.01)
March 31, 2008*	296	(351)	(0.005)
December 31, 2007*	208	(2,658)	(0.02)
September 30, 2007*	375	(4,922)	(0.04)
June 30, 2007*	331	(2,510)	(0.025)
March 31, 2007*	320	607	(0.005)

* The quarterly results for 2007 and up to September 30, 2008 have been presented after restatement for the Company’s change in accounting policy as described in this Annual Report.  Please refer to the section titled “Item 5.A.—Operating Results--Change in Accounting Policy.”

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities.  There have been no private placements since July 2007.  In addition, there has been a significant decline in the rate of return for such investments as the current global economic crisis has unfolded.

The Company’s net loss and expenditures in 2007 were significantly higher than in 2008 as a result of the underground development and exploration work that was ongoing at Prairie Creek until the end of 2007.  The majority of this work was completed in the summer months to take advantage of the milder weather at that time of year.  The income reported in the quarter ended March 31, 2007, relates to the future income tax income arising on renouncement of flow-through expenditures.

During the fourth quarter of 2008, the Company was primarily focused on its permitting activities related to its applications for operating permits.  Activities at Prairie Creek continued until mid-December 2008 at which time the Mine Site was closed for the winter.  The Company pursued a number of key studies on operations at the Prairie Creek site which will be important to the permitting process and the proposed operations such as a locked cycle metallurgical test, water treatment studies and analysis of waste tailings product.  The Company also completed its road rehabilitation work along the Prairie Creek riverbed during the fourth quarter of 2008.

E.           Off-Balance Sheet Arrangements

Canadian Zinc has no off-balance sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that will or could have a material effect on the Company’s financial condition, interest income and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.           Tabular Disclosure of Contractual Obligations

The following is a schedule reflecting our aggregate financial commitments as of December 31, 2008:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	497	149	270	78	-
Asset Retirement Obligation (2)	2,383	-	-	-	2,383
Total	2,880	149	270	78	2,383

(1)	Represents rent obligations under operating leases for office space and equipment.
(2)
The asset retirement obligation represents the undiscounted value of total payments of $2.383 million which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

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

Statements about expected completion dates of acquisitions/transactions, feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.  You should not place undue reliance on these forward-looking statements.

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

The following sets forth the Directors and officers of the Company at May 12, 2009:

Name, Jurisdiction of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned controlled or directed, directly or indirectly
Brian A. Atkins British Columbia, Canada Director	62	Chartered Accountant; Partner at KPMG LLP, Chartered Accountants, from 1978 to 2005; Director of North Shore Credit Union; Member of Independent Review Committee of Inhance Investment Management Inc.	June 2008	Nil
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	58
Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.
			November 2001	1,923,909 common shares
John A. MacPherson British Columbia, Canada Director	65	Director and Chairman of Tower Energy Ltd. until 2007; Private Businessman.	May 1999	Nil
Dave Nickerson Northwest Territories, Canada Director	64
Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister
			March 2004	17,500 common shares
Alan B. Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	52	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004	Nil
Martin Rip British Columbia, Canada Chief Financial Officer, Vice President, Finance and Secretary (1)	35
Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since October 15, 2007; Chartered Accountant; former VP Finance and CFO of Pine Valley Mining Corporation (February 2005 – June 2007); Senior Manager – Grant Thornton LLP (March 2001 – February 2005).
			N/A	Nil
(1) Martin Rip was appointed Corporate Secretary of the Company effective March 25, 2008.

As at May 12, 2009, the Directors and senior officers as a group beneficially own, directly or indirectly, approximately 1.6% of the outstanding common shares of the Company.

No arrangement or understanding exists between any Director or member of senior management and any other person pursuant to which any Director or member of senior management was elected to such a position with us.

There are no family relationships among the Company’s directors or senior management.

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

Compensation of Executive Officers.

Summary Compensation Table. The following table (presented in accordance with Canadian National Instrument 51-102F6) sets out total compensation paid in respect of the individuals who were, at December 31, 2008, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of the Company (the "Named Executive Officers").  No other executive officers of the Company were in receipt of total compensation in excess of $150,000 during the financial year ended December 31, 2008.

Name And Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (2) ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
John F. Kearney Chairman, President and CEO (1)	2008	155,000 (2)	Nil	Nil	Nil	Nil	Nil	Nil	155,000
Alan B. Taylor COO (1)	2008	168,000	Nil	Nil	Nil	Nil	Nil	Nil	168,000
Martin Rip CFO	2008	144,000	Nil	Nil	Nil	Nil	Nil	Nil	144,000
(1)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.
(2)	$30,000 of the total salary was paid to a private company controlled by John Kearney.
(3)	Perquisites have not been included, as the do not exceed 10% of total salary for the financial year ended December 31, 2008.

Structure of Executive Compensation

The Company does not have a formal compensation plan in place for its Executive Officers.  The Company is in the exploration and development stage and does not generate revenues from operations.  Accordingly, the use of traditional performance standards, such as corporate profitability, is not considered by the Committee to be appropriate in the evaluation of corporate or executive performance.

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.  Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the board of directors regarding this remuneration.

While the Company does not actively benchmark its compensation programs for executive officers, and the individual components thereof, it does review the compensation practices of comparable companies to ensure the compensation that it is paying its executive officers is competitive.  This has primarily been done through the use of externally prepared “Compensation Reports,” which are available through certain consulting firms.  These reports typically include information for larger mining companies but do assist the Committee and the Company in determining approximately what salary levels and other benefits are in place across the industry.

Base Salary.  The Company provides executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment.  Base salaries are reviewed annually by the Committee.

Stock Options.  The grant of stock options to purchase common shares of the Company, pursuant to the Company’s Stock Option Plan is an integral component of executive officer compensation packages.  The Company's stock option plan is administered by the board of directors of the Company, with option grants being recommended by the Committee to the Board.  The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Other incentives.  The Company does not have a formal annual incentive bonus plan in place.  Any award of a bonus to executive officers is entirely at the discretion of the Board of Directors based upon recommendation by the Committee.  In considering the payment of a discretionary bonus to executive officers, the Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate.

The Company has a health benefit plan that is available to all full-time employees.  The benefit plan is designed to protect employees’ health and that of their dependents, and cover them in the event of disability or death.

Perquisites and personal benefits provided to executive officers reflect competitive practices and particular business needs.  They are not considered a material component of the executive compensation program.

Defined Benefit or Actuarial Plan.  The Company does not have a defined benefit or actuarial plan.

Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2008.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John F. Kearney	1,000,000 200,000	0.60 0.90	Jan 14, 2010 Dec 13, 2011	Nil Nil	N/a	N/a
Alan B. Taylor	700,000 200,000	0.60 0.90	Jan 14, 2010 Dec 13, 2011	Nil Nil	N/a	N/a
Martin Rip	300,000	0.94	Oct 15, 2012	Nil	N/a	N/a

Incentive plan awards – value vested or earned during the year

The following table shows all awards outstanding to each Named Executive Officers as at December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John F. Kearney (1)	Nil	N/a	Nil
Alan B. Taylor (1)	Nil	N/a	Nil
Martin Rip (2)	Nil	N/a	Nil
(1)	No awards vested for John Kearney or Alan Taylor during the year ended December 31, 2008.
(2)	Options that vested during the year ended December 31, 2008 were all “out-of-the-money” on the vesting date and throughout the year.

Stock Option Plan.

Under the stock option plan of the Company (the “Stock Option Plan”), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services (“Service Providers”) for the Company or any entity controlled by the Company.  In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company.

Following amendments made by the Toronto Stock Exchange to its Company Manual effective January 1, 2005, the Company implemented amendments to its Stock Option Plan to change the maximum number of common shares which may be made subject to option from time to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.

Pension Plan Benefits. The Company does not provide any form of group pension plan benefits to employees, officers or directors.

Termination and Change of Control Benefits. Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by an executive officer of the Company in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

The Company entered into an Employment Agreement dated effective October 15, 2007 (the “Rip Agreement”) with Mr. Martin Rip for his continuing services as an officer of the Company commencing on October 15, 2007 in consideration of an annual salary of $144,000.  Certain provisions in the Rip Agreement deal with events around termination of employment and change in responsibilities following a change of control.  Should Mr. Rip’s employment with the Company be terminated without cause prior to October 15, 2011, Mr. Rip is entitled to receive six months termination pay at his then current salary.  If his employment is terminated without cause on or after October 15, 2011 this amount increases to one year of termination pay.  In the event of a change of control and subsequent termination or constructive dismissal within 12 months of the change of control, Mr. Rip is entitled to receive, in addition to termination pay, a further amount equal to six months of his then current annual salary.

A summary of the potential payments to Mr. Rip, based on his current salary, are illustrated below:

Termination without cause prior to October 15, 2011 - $72,000.
Termination without cause following a change of control prior to October 15, 2011 - $144,000.

Termination without cause subsequent to October 14, 2011 - $144,000.
Termination without cause following a change of control subsequent to October 15, 2011 - $216,000.

Employment Contracts. The Company has no contracts with directors or executive officers except for the Rip Agreement as described above.

Indebtedness of Directors and Senior Officers. No director or Senior Officer of the Company, or associate or affiliate of any such director or senior officer is indebted to the Company.

Director Compensation

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins (1)	10,397	N/a	Nil	Nil	N/a	Nil	10,397
Robert Gayton (2)	10,500	N/a	Nil	Nil	N/a	Nil	10,500
John MacPherson	16,500	N/a	Nil	Nil	N/a	Nil	16,500
Dave Nickerson	18,500	N/a	Nil	Nil	N/a	Nil	18,500
Alan Savage (3)	18,500	N/a	Nil	Nil	N/a	Nil	18,500

(1)	Mr. Atkins was appointed as a director of the Company on June 17, 2008.
(2)	Mr. Gayton served as a director of the Company until June 17, 2008.
(3)	Mr. Savage resigned from the board on January 29, 2009, subsequent to the year reported in the table above.
(4)	No stock options were granted to directors during the year ended December 31, 2008.

The Company pays each director, other than directors that are also executive officers, an annual fee of $10,000 (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended.  The Chair of a committee (i.e. audit or compensation committee) receives an additional $500 per meeting attended.  An aggregate of $74,397 was paid to directors for their services as directors during 2008.

From time to time, directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  There were no such arrangements in 2008.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2008.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian A. Atkins	Nil	N/a	N/a	N/a	N/a	N/a
John MacPherson	400,000 200,000	0.60 0.90	Jan 14, 2010 Dec 13, 2011	Nil Nil	N/a	N/a
Dave Nickerson	300,000 200,000	0.60 0.90	Jan 14, 2010 Dec 13, 2011	Nil Nil	N/a	N/a
Alan Savage (1)	200,000	0.90	Dec 13, 2011	Nil	N/a	N/a

(1)	Options granted to Mr. Savage expired unexercised on April 29, 2009 following his resignation as a director on January 29, 2009.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins (1)	N/a	N/a	N/a
John MacPherson (2)	Nil	N/a	Nil
Dave Nickerson (2)	Nil	N/a	Nil
Alan Savage (2)	Nil	N/a	Nil

(1)	No awards were granted (or vested) to Mr. Atkins during the year ended December 31, 2008.
(2)	No awards vested during the year ended December 31, 2008.

The Company has no plans other than the Company's stock option plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  Directors are eligible to participate in the stock option plan.  During the financial year ended December 31, 2008, no stock options were granted to directors of the Company.

C.           Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  There are three board committees:  the Audit Committee comprised of Messrs. Atkins, MacPherson and Nickerson; the Compensation Committee comprised of Mr. MacPherson; and the Health & Safety Committee comprised of Messrs. Taylor and Nickerson and also the Prairie Creek Site Managers.  The Audit Committee operates under an Audit Committee Charter.

Information concerning the length of each Director’s service is set forth in “Item 6.A--Directors and Senior Management”.  Except as described in “Item 6.B--Compensation” above, there are no service contracts with the Company.

Independence of Members of Board. The Company’s board of directors currently consists of five directors.  Three of the directors, Brian Atkins, Dave Nickerson and John MacPherson, being a majority, are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors.  None of these directors have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept directly or indirectly any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or any committee thereof.

The Chairman of the Board, John F. Kearney, is not independent in that he is also President and Chief Executive Officer of the Company.  Alan B. Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company.

Until January 29, 2009, Alan Savage acted as lead director.  No lead director has been appointed since his resignation from the Board.  However, the three of the five board members of the Company are independent and this is considered sufficient at the current time to enable the Board to carry out its duties and responsibilities.

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

Orientation and Continuing Education. The Company does not have a formal orientation or education program for directors.  New Board members are provided with information respecting the functioning of the Board of Directors and its Committees.  In addition, directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company.  Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and technical consultants of the Company, and visit the Company’s offices on a regular basis.  Board members have access to legal counsel to the Company in the event of any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation.  Board members have full access to the Company’s records and general industry information and material of interest is circulated to directors on a regular basis.

Ethical Business Conduct. The Board assumes responsibility for the Company’s approach to corporate governance matters.  The Board views good corporate governance and ethical business conduct as an integral and essential component to the supervision and management of the Company and to meet responsibilities to shareholders, employees and other stakeholders.

The Board has adopted a written code for directors, officers and employees – a copy of this Code can be found on the Company’s website at www.canadianzinc.com.  The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not exhaustive list): Honest and ethical conduct; avoidance of conflicts of interest, whether actual or potential; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

The Code is not considered a comprehensive guide to all the Company’s policies or to individuals’ responsibilities under applicable laws and regulations.  The Code is intended to provide general parameters and expectations of the Company and is provided to all directors, officers, employees and key contractors when they commence their services with the Company.

The Board requires an annual review of the Code, conducted by the CFO.  This review consists of interviews and queries within the Company, the results of which are then reported by the CFO at a full meeting of the Board of Directors.  The form of the review is intended to determine whether there are any violations of the Code that have not been previously reported and also to ensure that the Code has been understood by recipients.  Should any matters come to the attention of the Company during this review, or at any other time, they are discussed by the Board.

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

During 2008, the Compensation Committee was comprised of John MacPherson and Alan Savage.  On January 29, 2009, Alan Savage resigned from the Board of Directors.  The Board determined that, as the Compensation Committee has already provided input to year end matters during November and December 2008, it would seek to revisit the membership of the Compensation Committee at the board meeting to be held immediately following the upcoming Annual General Meeting of the Company.

All members of the Compensation Committee are considered independent.  The Committee makes recommendations to the Board with respect to the compensation of the President and Chief Executive Officer.  The Compensation Committee meets as requested by the Board or the Chief Executive Officer, or as considered desirable by the Committee.  The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities. The Compensation Committee has not retained a compensation consultant or advisor since the beginning of the 2006 financial year, except that a recruitment consultant was retained to assist in the search for a Chief Financial Officer during 2007.

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

The Audit Committee, as at the sate of this Annual Report, is composed of Brian Atkins, Dave Nickerson and John MacPherson.  The Company considers each member of the Audit Committee to be financially literate and independent for the purposes of National Instrument 52-110 (“NI 52-110”).

The education and experience of each Audit Committee Member is set out below:

Brian A. Atkins, CA graduated from the University of British Columbia with a Bachelor of Commerce and obtained his Chartered Accountant designation from the British Columbia Institute of Chartered Accountants.  Mr. Atkins joined KPMG LLP, Chartered Accountants, in 1969 and was admitted as a partner in 1978.  As a KPMG partner, Mr. Atkins provided audit, accounting and advisory services to a number of public and private companies continually throughout the period until his retirement from KPMG in September 2005.  Mr. Atkins is currently a director of the North Shore Credit Union and a Member of the Independent Review Committee of Inhance Investment Management Inc.  He has a thorough understanding of generally accepted accounting principles used by the Company in preparing its annual and quarterly financial statements.  He has a thorough understanding of internal controls over financial reporting

Dave Nickerson B.Sc., M.Sc.  Mr. Nickerson holds a Bachelors degree in Mining Engineering from the University of Birmingham and a Masters degree in Mineral Exploration from Laurentian University and has taken Post-Graduate Courses in Mineral Development and in Legislation Strategy at McGill University, Montreal.  He is a Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.  He was elected as Member of Parliament for three terms 1979 to 1988, during part of which time he served as a member of the House Standing Committee on Public Accounts, and as a Member of the Legislative Assembly of the Northwest Territories 1975 to 1979.  He served as the Chairman of the Northwest Territories Water Board from 1988 to 1994.  He has served as a director of public companies for a period in excess of five years.  He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.   He has experience evaluating financial statements with accounting issues comparable to the financial statements and issues that can reasonably be expected to be raised by the Company’s financial statements.  He has an understanding of internal controls and procedures for financial reporting.

John MacPherson has served on the Boards of many public companies as either Chairman, President or Director for over 38 years.  Having worked in the investment industry he was licenced to sell securities which required him to understand and evaluate complex financial reports.  He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

There were several changes to the composition of the audit committee during, and subsequent to, the year ended December 31, 2008.  Dr. Robert Gayton, a director of the Company from May 2000, served on the audit committee during fiscal 2008 until June 17, 2008, when he was replaced by Mr. Atkins, following his retirement at the Company’s Annual General Meeting.  Alan Savage, a director of the Company from June 2003 was a member of the audit committee throughout 2008 until his resignation from the Board of Directors on January 29, 2009.  Mr. Savage was replaced on the audit committee by Mr. MacPherson.

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities.  The functions of the Audit Committee as enumerated in its charter are set out below.

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
•
oversee and monitor the work and performance of the Corporation's external auditors, including meeting with the external auditors and reviewing and recommending all renewals or replacements of the external auditors and their remuneration;

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

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
(7)	The Committee shall provide oversight to any related party transactions entered into by the Corporation.

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

Pre-approval Policies and Procedures. The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the audit committee is informed of each particular service.  All of the engagements and fees for Fiscal 2007 and 2008 were approved by the Audit Committee.  The Audit Committee reviews with the auditors whether the non-audit services to be provided are compatible with maintaining the Auditor’s independence.

Since the commencement of the Company’s most recently completed financial year (January 1, 2008) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

D.           Employees

The average number of employees at the Company for each of the last three years is summarized in the table below:

TOTAL

December 31, 2008	19
December 31, 2007	18
December 31, 2006	13

In 2008, the Company had an average of 19 employees consisting of 11 primarily working on the Prairie Creek Mine project, 2 Community Liaison Representatives and 6 based in the Company’s corporate offices.  In addition, the Company utilizes the services of contractors to assist in certain tasks and projects.  As at December 31, 2008, the Company had reduced its employee numbers to 10, being 6 corporate positions and 4 related to community affairs and the Prairie Creek Mine.

For the year ended December 31, 2007, the average number of employees at the Prairie Creek Mine Site was thirteen compared to nine for fiscal 2006. An average of five full-time employees in 2007 (four in fiscal 2006) were employed in administrative and management roles at the Company.

E.           Share Ownership

The share ownership of those persons listed in “Item 6.B.--Compensation” is shown on the table included in “Item 6.A.--Directors and Senior Management.” Details of all options to purchase shares of the Company held by directors and officers of the Company at May 12, 2009, are detailed in the table below.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Brian A. Atkins	300,000	0.23	Mar 27, 2014
John F. Kearney	1,000,000 200,000 500,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014
John MacPherson	400,000 200,000 300,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014
Dave Nickerson	300,000 200,000 300,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014
Alan B. Taylor	700,000 200,000 500,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014
Martin Rip	300,000 300,000	0.94 0.23	Oct 15, 2012 Mar 27, 2014

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information regarding the share ownership, excluding any warrants held, of the Company as of May 22, 2009 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares.

Name of Owner	Number of Common Shares	Percentage
Sprott Asset Management Inc.(1)	17,837,833(1)	15%
(1)           Based upon information contained in the most recent Schedule 13G/A form filed with the United States Securities and Exchange Commission dated February 14, 2009 as filed on IDEA (formerly EDGAR), adjusted for warrants which have not been exercised.

As of May 12, 2009, the Directors and Senior Officers of the Company as a group beneficially own, directly or indirectly, approximately 1.6% of the outstanding common shares of the Company.

As of April 30, 2009, approximately 1.9%, or 2.3 million of the Company’s outstanding common shares were held in the United States by 93 holders registered on the books of the Company’s transfer agent.

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

B.           Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2008, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)           enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, other than rent expense as set out in Note 16 to the Financial Statements for the year ended December 31, 2008.

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

There have been no significant changes since the date of the financial statements included in this Annual Report, except as noted at “Item 4.B--Business Overview--Other business opportunities,” relating to the Company acquiring shares of Vatukoula Gold Mines Plc and entering into an option agreement for the Tuvatu Gold Project.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “CZN”. The Company’s common shares also trade on the OTCBB in the United States under the symbol “CZICF”.

Trading on the TSX. The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2008.

Year Ended	High CDN$	Low CDN$
December 31, 2008	0.77	0.13
December 31, 2007	1.12	0.58
December 31, 2006	1.63	0.53
December 31, 2005	0.88	0.25
December 31, 2004	2.04	0.51

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2008 and the quarter ended March 31, 2009.

Quarter Ended	High CDN$	Low CDN$
March 31, 2009	0.24	0.165
December 31, 2008	0.37	0.13
September 30, 2008	0.65	0.30
June 30, 2008	0.66	0.35
March 31, 2008	0.77	0.49
December 31, 2007	0.97	0.61
September 30, 2007	0.98	0.60
June 30, 2007	1.12	0.69
March 31, 2007	0.92	0.58

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
April 30, 2009	0.23	0.165
March 31, 2009	0.21	0.165
February 29, 2009	0.22	0.185
January 31, 2009	0.24	0.175
December 31, 2008	0.195	0.13
November 30, 2008	0.25	0.17

Trading on the OTC BB. The following table sets forth the high and low sale prices on the OTCBB for the common shares for the last five fiscal years ended December 31, 2008.

Year Ended	High U.S.$	Low U.S.$
December 31, 2008	0.80	0.082
December 31, 2007	1.05	0.48
December 31, 2006	1.32	0.08
December 31, 2005	0.75	0.28
December 31, 2004	1.60	0.36

The following table sets forth the high and low sale prices on the OTCBB for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2008 and the quarter ended March 31, 2009.

Quarter Ended	High U.S.$	Low U.S.$
March 31, 2009	0.199	0.12
December 31, 2008	0.40	0.082
September 30, 2008	0.63	0.28
June 30, 2008	0.65	0.34
March 31, 2008	0.80	0.48
December 31, 2007	0.99	0.63
September 30, 2007	0.94	0.55
June 30, 2007	1.05	0.59
March 31, 2007	0.77	0.48

The following table sets forth the high and low sales prices on the OTCBB for the common shares for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
April 30, 2009	0.20	0.125
March 31, 2009	0.197	0.12
February 29, 2009	0.198	0.13
January 31, 2009	0.199	0.13
December 31, 2008	0.17	0.1028
November 30, 2008	0.224	0.121

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

In the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO investor, the investment would be reviewable if the value of the assets of the Company equaled or exceeded $312.0 million, the threshold established for 2009.  (In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.)  A WTO investor is a member of the

World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

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

Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Foreign Tax Credit:

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to dividends received on the common shares or with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, either to a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company:

A U.S. Holder will recognize a gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s adjusted tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitation.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Foreign Personal Holding Company:

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

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

Filing of Information Returns:

Under a number of circumstances, United States persons acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, under Section 6046 of the Code, any United States person who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

U.S. holders of shares or prospective investors are strongly encouraged to consult their tax advisors in connection with their purchasing, holding or disposing of shares of the Company.  U.S. taxation rules are very complex and are affected by various factors which may not be properly described above.

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

For further information with respect to the Company, you are referred to the filings the Company has made with the SEC.  Statements contained in this Annual Report concerning the contents of any contract, or any other document, are not necessarily complete.  If a contract or document has been filed as an exhibit to any filing the Company has made with the SEC, you are referred to the copy of the contract or document that has been filed.  Each statement in this Annual Report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.  The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, files reports and other information with the SEC.  The Company’s registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the following public reference facility maintained by the SEC:

Judiciary Plaza
Room 1580
100 F Street, N.W.
Washington, DC  20549

Copies of these materials can also be obtained by mail at prescribed rates.  You may also call the SEC at 1-800-SEC-0330.  The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I.           Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.           Quantitative Information about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.

Market Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change.  Based upon the Company’s portfolio at December 31, 2008, a 10% fluctuation in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (or decrease) to net loss of approximately $202,000.

Interest Rate Risk

Included in the loss for the year in these financial statements is investment income on the Company’s cash and cash equivalents and short-term investments.  If interest rates throughout the year had been 100 basis points (1%) lower (higher) then net loss would have been approximately $255,000 higher ($255,000 lower).  The Company does not have any debt obligations which expose it to interest rate risk.

Foreign Currency Risk

The Company holds certain marketable securities that are denominated in U.S. dollars and which, as held for trading assets, impact the Company’s net loss as a result of being marked to market at each reporting period. The Company estimates that, based upon the securities held at December 31, 2008, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian and U.S. dollar, the Company’s net loss would be $16,000 higher (or lower).

Credit Risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash.  The total value of these items at December 31, 2008 is $23.186 million.  Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation.  The Company has never held any asset-backed paper instruments.  The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.  Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the current concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company.  At December 31, 2008, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested in four financial institutions.

Liquidity Risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due.  As at December 31, 2008, the Company had positive working capital of $22.557 million.  Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.  However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production.  Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

B.           Qualitative Information about Market Risk

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital.  As the Company is in the exploration and development stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders.  The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

In 2008, the Company reviewed its current investment portfolio and strategy.  During this review, it was noted that the rates of return for Bankers’ Acceptances and Guaranteed Investment Certificates had declined significantly during the latter half of 2008.  The Company determined that it was appropriate to allocate a portion of its investments to equities in order to seek a better return on its capital resources.  As at December 31, 2008, a total of approximately $1.962 million has been invested in the equity stock of a number of major mining companies.  The Company considers that these marketable securities, while acquired as part of a medium-term investing strategy, are highly liquid assets in view of the average trading volumes of the shares of the companies acquired.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

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

A-D.

None.

E.           Use of Proceeds

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of December 31, 2008, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2008, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure..

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective at that reasonable assurance level.

Internal Control over Financial Reporting.  The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2008.

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Public Accounting Firm.  Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2008, and expressed an unqualified opinion thereon.  Ernst & Young LLP has also expressed an unqualified opinion on the effective operation of the Company’s internal control over financial reporting as of December 31, 2008.

The attestation report provided by Ernst & Young LLP is included with their audit report to the financial statements for the year ended December 31, 2008 which are filed as an Exhibit to this Annual Report.

Changes in Internal Controls over Financial Reporting.  The Company continues to review and assess its internal controls over financial reporting.  There were no changes made to the Company’s internal control over financial reporting during the year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company made certain changes to its systems of internal controls over financial reporting in 2008 that did not materially affect, and are not reasonably likely to materially affect, internal control over financial reporting.  During this process, management identified certain potential deficiencies in internal control over financial reporting, but none which were individually or cumulatively considered to be material weaknesses.  The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company.  Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties.  These risks are not considered to be significant.  The Company’s management has taken such action as it considers appropriate to minimize any potential risks from these deficiencies, including using outside consultants and advisors when deemed appropriate.

ITEM 16.	[RESERVED]

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that at least one member of the Company’s Audit Committee, Brian Atkins, an independent director of the Company, possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 16A of Form 20-F.  In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

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

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2008.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable for the fiscal years ended December 31, 2008 and 2007 to Ernst & Young LLP, Independent Registered Chartered Accountants, are detailed below.

		Year Ended December 31, 2008		Year Ended December 31, 2007
Audit Fees (1)		$97,900		$59,740
Audit-Related Fees (2)		$31,500		$30,900
Tax Fees (3)	$	Nil	$	Nil
All Other Fees	$	Nil	$	Nil
Totals		$129,400		$90,640

(1)	“Audit Fees” represent fees for the audit of the annual financial statements, and review in connection with the statutory and regulatory filings.
(2)	“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2008 and 2007 were approved by the Audit Committee.  The Audit Committee reviews with the Auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16.D	EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

The Company obtained TSX approval to conduct a normal course issuer bid (the “Bid”) pursuant to which the Company could purchase up to a maximum of 5,000,000 common shares in the capital of the Company during the period from May 13, 2008 to May 12, 2009.

During this one year period, the Company acquired 1,784,500 common shares under the Bid for a total cost of $390,000.  All shares purchased under the Company’s normal course issuer bid were cancelled and returned to treasury as soon as practical after the purchase date.  No insiders of the Company participated in the Bid.

A summary of the monthly purchases under the Bid is presented below:

Period	Total number of shares purchased (#)	Average Price Paid per Share ($)	Total number of shares purchased as part of publicly announced Bid (#)	Maximum number of shares that may yet be purchased under the Bid (#)
May 2008	Nil	N/a	Nil	5,000,000
June 2008	Nil	N/a	Nil	5,000,000
July 2008	Nil	N/a	Nil	5,000,000
August 2008	Nil	N/a	Nil	5,000,000
September 2008	342,500	0.34	342,500	4,657,500
October 2008	204,000	0.27	546,500	4,453,500
November 2008	303,500	0.19	850,000	4,150,000
December 2008	866,000	0.17	1,716,000	3,284,000
January 2009	Nil	N/a	1,716,000	3,284,000
February 2009	10,000	0.20	1,726,000	3,274,000
March 2009	28,500	0.19	1,754,500	3,245,500
April 2009	30,000	0.17	1,784,500	3,215,500

ITEM 16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

FINANCIAL STATEMENTS

Independent Auditor’s Report on Financial Statements and Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) March 9, 2009
Balance Sheets
Statements of Cash Flows
Statements of Operations, Comprehensive Income and Deficit
Statements of Shareholders’ Equity
Notes to Financial Statements

EXHIBITS
Exhibit Number	Description of Document
1.1*	Notice of Articles (of Incorporation)
1.2*	Articles (Bylaws)
4.2*	Purchase Agreement between Titan Logix Corp. and Canadian Zinc Corporation dated January 29, 2004.
4.3*	10% Rolling Stock Option Plan
4.4*	Employment Agreement between the Company and Martin Rip dated October 15, 2007.
4.5*	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan.
4.6	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan.
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.1	Annual Information Form as at March 16, 2009 for the Fiscal Year ended December 31, 2008.
15.2	Management’s Discussion and Analysis for the year ended December 31, 2008 dated March 16, 2009.
15.3	Notice of Meeting and Information Circular dated May 12, 2009.

*These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-22216).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 26th day of May, 2009.

CANADIAN ZINC CORPORATION
“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director