Form 20-F
CANADIAN ZINC CORP
filed 2010-05-13
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended  December 31, 2009

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

John Kearney
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

118,900,563 Common Shares, without par value, as at December 31, 2009

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

TABLE OF CONTENTS

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED OR INFERRED RESOURCES

CONVENTION

MEASUREMENT CONVERSION INFORMATION

GLOSSARY OF NAMES AND TERMS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

PART I 8

ITEM 1.                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 8
ITEM 2.                     OFFER STATISTICS AND EXPECTED TIMETABLE 8
ITEM 3.                     KEY INFORMATION 8
ITEM 4.                     INFORMATION ON THE COMPANY 22
ITEM 4A.                  UNRESOLVED STAFF COMMENTS 71
ITEM 5.                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS 72
ITEM 6.                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 87
ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 102
ITEM 8.                     FINANCIAL INFORMATION 103
ITEM 9.                     THE OFFER AND LISTING 104
ITEM 10.                     ADDITIONAL INFORMATION 105
ITEM 11.                     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 114
ITEM 12.                     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES115

PART II 115

ITEM 13.                     DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES 115
ITEM 14.                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 115
ITEM 15.                     CONTROLS AND PROCEDURES 115
ITEM 16.                     [RESERVED] 115
ITEM 16.A                 AUDIT COMMITTEE FINANCIAL EXPERT 115
ITEM 16.B                  CODE OF ETHICS 116
ITEM 16.C                  PRINCIPAL ACCOUNTANT FEES AND SERVICES 116
ITEM 16.D                  EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES 116
ITEM 16.E                   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 117
ITEM 16.F                   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT 117
ITEM 16.G                   CORPORATE GOVERNANCE 117

PART III 118

ITEM 17.                     FINANCIAL STATEMENTS 118
ITEM 18.                     FINANCIAL STATEMENTS 118
ITEM 19.                     EXHIBITS 119

SIGNATURES 119

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

References throughout this Annual Report to a fiscal year refer to the fiscal year ended on December 31 of that year.  “Fiscal 2009,” for example, refers to the fiscal year ended December 31, 2009.

The Company’s financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as disclosed in Note 20 to the financial statements for the fiscal year ended December 31, 2009.  All references to “dollars” or “$” in this Annual Report are to Canadian dollars (“CDN”) and all references to “U.S. Dollars” or “US$” are to the currency of the United States of America.  Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. Dollar amounts at specified rates.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following table sets forth our selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto as at December 31, 2009, 2008, 2007, 2006 and 2005.  The Company’s financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP; a discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 20 to the audited financial statements.  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.  The selected financial data set forth below should be read in conjunction with “Item 5--Operating and Financial Review and Prospects,” and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data
(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2009	2008	2007	2006	2005
Amounts in accordance with Canadian GAAP:
Net (loss)	$(611)	$(4,228)	$(9,483)	$(7,723)	$(3,504)
Basic and diluted (loss) per share	(0.005)	(0.04)	(0.08)	(0.08)	(0.05)
Total assets	29,152	29,521	34,391	35,272	21,204
Net assets	27,513	27,848	31,909	33,428	19,854
Net working capital	22,476	22,557	27,432	29,143	16,040
Capital stock	65,583	65,621	65,964	59,365	43,067
Contributed surplus	8,668	8,354	7,844	6,479	1,479
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	118,915,812	120,440,062	113,429,078	94,734,979	71,378,444
Number of common shares outstanding	118,900,563	118,969,063	120,213,962	107,590,212	79,747,212

Amounts in accordance with U.S. GAAP:
Net (loss)	$(611)	$(4,228)	$(10,439)	$(9,486)	$(3,504)
Basic and diluted (loss) per share	(0.005)	(0.04)	(0.09)	(0.10)	(0.05)
Total assets	29,152	29,521	34,391	35,272	21,204
Net assets	27,513	27,848	31,909	31,897	19,854
Net working capital	22,476	22,557	27,432	29,143	16,040
Capital stock	68,302	68,340	68,683	57,834	43,067
Contributed surplus	8,668	8,354	7,844	6,479	1,479
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	118,915,812	120,440,062	113,429,078	94,734,979	71,378,444
Number of common shares outstanding	118,900,563	118,969,063	120,213,962	107,590,212	79,747,212

See “Item 5.A.--Operating Results--Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations” for comments on the reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Annual Report.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2005 to December 31, 2009 were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Years ended December 31
	2009	2008	2007	2006	2005
High	0.9748	1.0241	1.0852	0.9105	0.8682
Low	0.7698	0.7731	0.8435	0.8531	0.7876
Average	0.8757	0.9381	0.9303	0.8817	0.8254
End of Period	0.9515	0.8210	1.0088	0.8581	0.8598

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Monthly
	November ‘09	December ‘09	January ‘10	February ‘10	March ‘10	April ‘10
High	0.9565	0.9580	0.9771	0.9611	0.9898	1.0012
Low	0.9278	0.9343	0.9352	0.9307	0.9601	0.9827

The exchange rate on May 12, 2010 was 0.9806.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons For The Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following is a discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.  This discussion is also described in Section 4 of the Company’s Annual Information Form dated March 26, 2010 filed as Exhibit 15.1 hereto and incorporated herein by reference.

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

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River.  The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site.  The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek mine is encircled by the newly expanded Nahanni National Park Reserve.  However, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park.  In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road.  The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area.  There can be no guarantee the Company will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date.  The Company anticipates continuing difficulties and delays with its permitting activities and may face some opposition or legal challenges from certain interests.

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

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.  As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation cost.  The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.  Additional discussion on the impact of reclamation costs is included in this Annual Report at “Item 4.D.--Property, Plants and Equipment--11. Environmental Considerations--Environmental Obligations.”

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

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore.  Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced.  The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

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

The development and exploration of Canadian Zinc’s current or future properties, will require substantial additional financing.  Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

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

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008.  A Project Description Report is not a Feasibility Study.  The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report.  The Resource Estimation in the Technical Report does not constitute mineable reserves.  The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980.  The Kilborn feasibility study is outdated and cannot be relied upon.  The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated.  There is significant risk attaching to the proposed operation of aged equipment.

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
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and

• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

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

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines Plc (a United Kingdom based company that is listed on AIM and of which Canadian Zinc currently holds approximately 17% of the issued shares).  Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

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

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses (or parts thereof).  Any resultant acquisitions may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks.  Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc.  Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business.  In addition Canadian Zinc may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution.  There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Vatukoula Gold Mines Plc (“VGM”)

As discussed in this Annual Report at “Item 4.B--Business Overview”, the Company has acquired an interest in Vatukoula Gold Mines Plc (“VGM”), which operates the Vatukoula Gold Mine in Fiji.  Operations in Fiji add increased risks to the Company’s business affairs.  Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies.  In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars.  The parent company in the VGM group is based in the United Kingdom and reports in Pounds Sterling.  The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM.  As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets.  Adverse changes in these prices could have a material impact on the operations of VGM.

Requirements of the Sarbanes-Oxley Act

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).  As of December 31, 2009, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

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

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $46.738 million through December 31, 2009.  The Company’s properties are all in the exploration or development stages and the Company has no revenues from mining operations since incorporation.  There can be no assurance that the Company will be able to operate profitably during future periods.  If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and development plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of the date hereof, the Company had share purchase options outstanding allowing the holders of these options to purchase 8,790,000 common shares.  Directors and officers of the Company hold 6,800,000 of these share purchase options and 1,990,000 share purchase options are held by employees and service providers of the Company.  As of December 31, 2009 and the date hereof, there were 118,900,563 common shares outstanding; the exercise of all of the existing share purchase options would result in percentage ownership dilution to the existing shareholders.

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

General Economic Conditions

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy.  Many industries, including the mining industry, are impacted by these market conditions.  Some of the key impacts of the financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

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

U.S. Tax Matters

United States income tax legislation contains rules governing passive foreign investment companies (“PFIC”), which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See “Item 10E Taxation--Certain United States Federal Income Tax Consequences” for a detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

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

Summary of recent equity financing activities. The Company relies on equity financings to fund its financial commitments.  Over the past five years the following, in overview, has occurred:

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
- 2008: Warrants were exercised for proceeds of $340,000.

Investments in Other Companies. During 2009, the Company invested a significant portion of its available financial resources in the common shares of other mining or exploration/development companies. These are described at “Item 4.B. Business Overview--Other business opportunities.”

Principal Capital Expenditures.  With regards to plant and equipment, the Company’s principal capital expenditures during the three most recent fiscal years have amounted to a total of approximately $573,000, which primarily relates to mobile equipment at Prairie Creek.

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

In October 2007, an updated Technical Report (the “Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program.  The Report verifies and confirms the previous historical resource estimate completed by MRDI in 1998 and notes significant upgrades in resource categories.  The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper.  In addition, the Report confirms that there remains a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.  Cautionary Note to U.S. Investors: Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic or legal viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources” included immediately after the table of contents in this Annual Report.

Utilizing the Report, the Company subsequently examined various operating alternatives including mine planning, processing and tailings disposal studies.  The work to date, which was undertaken in conjunction with SNC-Lavalin Inc., has focused on detailed mine planning and scheduling, process design, including a new dense media separation system, and underground tailings disposal.

A Project Description Report (“PDR”) was prepared and filed with the Mackenzie Valley Land and Water Board (the “Water Board”) in May 2008 in support of application for operating permits.  The PDR  describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

The Project Description Report, dated May 2008, may be viewed under the Company’s name on the Water Board’s website at http://www.mvlwb.ca/mv/registry.aspx.

After conducting and completing a preliminary screening the Water Board determined that the proposed operations might have a significant impact on the environment and might be the cause of public concern.  The Water Board referred the applications for operating permits to the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) as part of an Environmental Assessment process.  Further details on the current status of this process are detailed in this Annual Report at “Item 4.D. Property, Plants and Equipment--10. Permitting at Prairie Creek--(l) Applications for Operating Licence/Permit.”

In late 2008 a 530 kilogram representative rock sample of mineralized vein material and representative water samples were extracted from underground and transported to SGS Lakefield for laboratory and metallurgical testing to produce representative concentrates, tailings and process water using the actual proposed flow sheet for the Prairie Creek Mine.  This flow sheet was presented in the PDR submitted as part of the applications for operating permits.

Results of the metallurgical testing were received in 2009.  Previous metallurgical studies incorporated a Heavy Liquid Separation (“HLS”) process applied to the Run of Mine (“ROM”) feed to optimize the existing mill at the Prairie Creek Mine by enhancing the metal grade entering into the flotation process, and thus reducing the amount of waste being needlessly processed.  On a commercial scale this will be applied using Dense Media Separation (“DMS”).

A composite ROM sample was stage crushed to a nominal ½ inch size.  The composite was then screened at 14 mesh with the minus ½ inch and plus 14 mesh processed through a HLS plant.  This resulted in 41% of the ROM composite being rejected as waste with a loss of only 2.5% total lead and 4.4% total zinc metal values.  Waste rejection from the previous DMS studies averaged ~ 30%.  The HLS test result is consistent with previous studies in that it demonstrated that a significant increase in mill throughput and grade can be achieved with a minimal loss of economic metals of less than 5%.

The HLS enhanced process plant mill feed was then combined, mixed, and crushed to 10 mesh in preparation of the locked cycle flotation test work.  After crushing and grinding the HLS enhanced mill feed was delivered into a locked cycle flotation test where concentrates of lead sulphide, zinc sulphide and lead oxide were generated. No separate zinc oxide flotation was completed since previous metallurgical studies indicated low concentrate grades and low recoveries for zinc oxide.

The locked cycle tests were designed to produce concentrates, tailings and effluent for engineering, marketing and environmental studies.  The test results indicate that the overall grade of the blended lead sulphide / oxide concentrate assayed 67% lead, with an 82% recovery of total lead in the plant feed, and the zinc sulphide graded 58% zinc with a recovery of 74% of the total zinc in the plant feed.  An average of 92.7% of the total silver values in the plant feed was recovered within the lead and zinc concentrates.

During both 2008 and 2009, progress was made on reopening and rehabilitating part of the road (approximately 30 kilometres) which connects the Prairie Creek Mine to the Liard Highway (a total distance of approximately 170 kilometres).  A new base for the roadbed was re-established along the Prairie Creek River, immediately north of the mine site and to further protect the road bed from any future erosion in proximity to the Prairie Creek water course.

During 2009, the Company also performed a number of environmental studies and programs including: mine site water management, groundwater analysis, air-monitoring, rare plant/wildlife analysis, archaeological surveys, geotechnical assessments, and road analysis and terrain assessments.  These studies and programs were carried out primarily to assist in the filing of the Company’s Developer’s Assessment Report for permitting purposes, as described under “Permitting at Prairie Creek” below.

In addition to these activities, memoranda of understanding were signed in 2008 with Parks Canada Agency, the Liidlii Kue First Nation and the Nahanni Butte Dene Band.  The Company believes that these important agreements will lead to co-operative and beneficial relationships with these parties and will assist in advancing the Prairie Creek Mine towards production.  Throughout 2009, the Company continued its discussions and engagement with these local communities to establish mutually beneficial, cooperative and productive relationships.

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

Permitting at Prairie Creek. The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and is surrounded by the Nahanni National Park Reserve.  The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions.  Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time.  The Company has experienced long delays in obtaining permits to date.  The Company expects continuing difficulties with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Throughout the years 2006 through 2010, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process.

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

           In the spring of 2004, the Company applied to the Water Board for an amendment to expand the area of the existing surface exploration Land Use Permit.  The application was referred for EA and this assessment was conducted by the Mackenzie Valley Impact Review Board throughout 2005, culminating in a decision dated December 23, 2005 in which the Review Board recommended to the Minister of Indian Affairs and Northern Development  that the development proceed to the regulatory phase of approvals.  On February 3, 2006, the Minister accepted the recommendations of the Review Board and the application was referred back to the Water Board to finalize the terms and conditions of the permit.  The Land Use Permit was issued by the Water Board in May 2006, is valid for a period of five years, and permits the Company to conduct exploration, including drilling, anywhere on the Prairie Creek Property.

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

An EA is the next stage in the regulatory process following preliminary screening.  The initial phase of the EA consisted of community scoping sessions and written hearings, submissions and rulings to determine the scope of the Terms of Reference for the EA.  The Review Board ruled on March 5, 2009, that all physical works and activities associated with the winter access road into the mine, as well as all physical works and activities associated with the Prairie Creek Mine site itself, are to be included within the scope of development.  The Review Board will not be assessing construction impacts of already built structures.  The Review Board has ruled that assessment of these facilities will be restricted to the effects of their ongoing operation in combination with the effects of other construction and operations necessary for the operation of the mine.

The Review Board issued the Draft Terms of Reference and a Draft Work Plan in May 2009 and the final Terms of Reference and Work Plan on June 26, 2009.

Following the issue of the final Terms of Reference and Work Plan the Company commenced the preparation of the Developer’s Assessment Report (“DAR”) required to be filed with the Review Board as part of the Environmental Assessment process.  The DAR is a report compiled by the Company and its consultants which incorporates further detailed mine site studies relating to various aspects of the proposed operation and the potential impact on the environment in addition to the studies previously completed as part of the original Project Description Report.  Particular emphasis and detail is placed on water quality impacts of the Mine on the Prairie Creek watershed.  This includes mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed, and possible downstream impacts on water and aquatic ecosystems.

In addition, since the access road has been included in the scope of development, studies of various potential environmental effects of the operation of the road were further examined.  The wider scope of development in the environmental assessment has provided the opportunity to optimize the road access route through examining alternative local routes that will lessen potential environmental impacts.  The Company is proposing to re-align sections of the access road to accommodate the wishes of the Nahanni Butte Dene Band by avoiding wetlands and wildlife habitat, and Parks Canada by avoiding karst features in the newly expanded Nahanni National Park Reserve through which part of the access road passes. The result has been the identification of a shorter road route that traverses firmer ground, has fewer bends and better gradients and which will improve safety and reduce human and environmental risks.

The Company submitted its Developer’s Assessment Report for filing with the Review Board in March 2010.  A summary of the impacts assessed by the DAR is included in this Annual Report at “Item 4.D. Property, Plants and Equipment--11. Environmental Considerations--Impact Assessment.”  The Review Board had indicated that it anticipated concluding its Report of Environmental Assessment by October 2010; however, it is likely that this timeframe will be extended.

Following the EA will be a further regulatory stage, managed by the Water Board (with input from territorial and federal agencies), before permits are issued.  These permits will include conditions that will require Canadian Zinc to meet appropriate environmental guidelines.

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

Seasonality. The Company’s current operations are not materially affected by seasonal conditions at Prairie Creek.  However, as Prairie Creek is located in a remote area which does experience cold winters, the Company has, from time to time, determined that it would close Prairie Creek for the winter (such as occurred during the winter of 2008/09 and 2009/10).  For a more detailed description of the climate at Prairie Creek please review the disclosure in “Item 4.D--Property, Plants and Equipment--2. Location, Access and Climate.”

Other business opportunities. From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Canadian Zinc believes that, acquisition of suitable mining assets or businesses using the Company’s funds, could add shareholder value and diversify the interests of the Company.

Cautionary Note to U.S. Investors: The discussion below concerning Vatukoula Gold Mines Plc and Zazu Metals Corporation refers to reported mineral resources.  Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic or legal viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources” included immediately after the table of contents in this Annual Report.

During 2009, as discussed below, Canadian Zinc entered into various agreements to acquire interests in other businesses and their related mineral assets.

Vatukoula Gold Mines Plc

Canadian Zinc currently holds 628,669,022 shares of Vatukoula Gold Mines Plc, which represents approximately 17% of the issued share capital of VGM.  VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

In April 2009, the Company acquired 347,669,022 shares of VGM at a price of £0.0073 per share for total consideration of £2.538 million ($4.554 million).  In May 2009, Canadian Zinc entered into a Subscription Agreement (the “Subscription Agreement”) with VGM to acquire a further 200,000,000 shares of VGM (the “Subscription Shares”) for an investment of £1.2 million (£0.006 per share), or $2.169 million, subject to approval of VGM shareholders. On June 10, 2009, VGM shareholders approved the necessary resolutions and the Share Subscription was completed.  In addition, two nominees of Canadian Zinc were appointed to the Board of VGM.

The Company also granted Viso Gero Global, Inc. (“Viso Gero”), a private company from which Canadian Zinc acquired its initial 347,669,022 shares of VGM, the option until January 7, 2010, to purchase up to 200,000,000 of its VGM shares at an exercise price of £0.01 per share.  Viso Gero exercised its option in full on September 23, 2009, for total proceeds of £2 million ($3.456 million).

Under the terms of the Subscription Agreement with VGM, upon Viso Gero exercising its option over 200,000,000 shares of VGM, Canadian Zinc was entitled to subscribe for up to 250,000,000 additional VGM shares.  On September 28, 2009, Canadian Zinc exercised its option to reinvest the £2 million received from Viso Gero in VGM shares.  The total number of shares subscribed was 156,000,000 at a price of £0.0128 per share ($3.431 million).

On September 24, 2009, the Company subscribed for 125,000,000 shares of VGM at a price of £0.012 per share (total cost of £1.5 million or $2.553 million) pursuant to a VGM financing. Completion of the subscription was approved by VGM shareholders at an Extraordinary General Meeting on October 21, 2009.

The shares of VGM were acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.  The Company has also agreed that for a period of nine months it will not dispose of any of the Subscription Shares without the prior consent of the Board of VGM, except in certain defined circumstances.

The Vatukoula Gold Mine (formerly the Emperor Gold Mine) has an operating history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22.5 million tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.  VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.

VGM has reported, in its Mineral Reserves and Mineral Resources Report (prepared in accordance with NI 43-101 by Mr. John Tyrell and Mr. Anthony Silveira, who are Qualified Persons and full-time employees of AMC Consultants Pty Ltd.) that, as at August 31, 2009, the Vatukoula Gold Mine had:

•	A combined Proven and Probable Reserve estimate of 1.9 million tonnes of ore grading 10.9 grams of gold per tonne for contained gold of 680,000 ounces;
•	An underground combined Measured and Indicated Mineral Resource of 8.3 million tonnes grading 10.5 grams of gold per tonne for contained gold of 2.8 million ounces; and
•	An Inferred Mineral Resource of 4.7 million tonnes grading 8.6 grams of gold per tonne for contained gold of 1.3 million ounces.

Zazu Metals Corporation

In December 2009, Canadian Zinc acquired 3.4 million shares of Zazu Metals Corporation representing approximately 11.1% of Zazu’s outstanding shares, for consideration of $646,000.  Zazu is listed on the TSX and its principal asset is the Lik zinc-lead-silver deposit, located in northwest Alaska, 22 kilometres from Teck Resource’s Red Dog Mine, the world’s largest zinc producer.

The Lik Deposit is held in joint venture with Teck American Inc., a wholly owned subsidiary of Teck Resources Limited.  Zazu currently owns a 50% interest in the Joint Venture and is entitled to earn an 80% interest, diluting Teck to 20%, by spending US$25 million (including development expenditure) by 2018.  Teck has a one time option to convert its 20% interest to a 2% net smelter return royalty on presentation of a feasibility study.  Zazu is the operator in all scenarios.

In May 2009 Zazu reported a NI 43-101 mineral resource estimate, prepared by Scott Wilson Roscoe Postle Associates Inc., of 20.6 million tons, grading 8.08% zinc, 2.62% lead and 1.54 ounces silver per ton in the indicated category for the Lik South deposit and 7.07 million tons grading 9.1% zinc, 3.03% lead and 1.39 ounces silver per ton in the inferred category for the Lik North and South Deposits.  As reported by Zazu, Lik South contains over 3.3 billion pounds of zinc, over 1 billion pounds of lead and over 31 million ounces of silver.  Lik North contains nearly 1.3 billion pounds of zinc, 0.5 billion pounds of lead and nearly 10 million ounces of silver.

On March 1, 2010, Zazu reported the results of a Preliminary Assessment (Scoping) Study (the “Study”) on an initial open pit mine which included the production of 16 million tonnes grading 8.08% zinc, 2.57% lead and 47.9 grams silver per tonne. The Study estimated pre-production capital cost at US$352 million including a 22% contingency for a 5,500 tonne per day mine and mill with an eight year mine life and estimated life of mine operating costs of US$75 per tonne. The base case in the Study assumes metal prices of US$1.00 per pound for zinc, US$0.80 per pound for lead and US$16 per ounce for silver which demonstrated a pre-tax Internal Rate of Return of 9%.

The Shares in Zazu were acquired for investment purposes.  Depending on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of Zazu through market transactions, private agreements or otherwise

Option Agreement – Tuvatu Gold Project, Fiji

In April 2009, the Company entered into an option agreement (the “Option Agreement”) on the Tuvatu Gold Project (“Tuvatu”) in Fiji.  Tuvatu is owned by American Eagle Resources Inc. (“American Eagle”) through its 100% owned Fijian subsidiary Lion One Limited.  Under the Option Agreement, the Company had the option, until October 30, 2009, to carry out further evaluation and exploration of Tuvatu.  The Company made an option payment of $1.811 million to the majority shareholder of American Eagle, which obligated the majority shareholder of American Eagle, upon exercise of the option by the Company, to support an amalgamation of American Eagle with a wholly-owned subsidiary of Canadian Zinc under which 16,250,000 shares of Canadian Zinc were to be issued to the shareholders of American Eagle in exchange for the issued shares of American Eagle. During the option period, Canadian Zinc agreed to maintain the Tuvatu property in good standing, incurring expenditures of $585,000.

In September 2009, the Company agreed to early cancellation of the Option Agreement and received non-transferable warrants to purchase up to 1,250,000 common shares of American Eagle.  Each warrant is exercisable into one common share of American Eagle at the lesser of $2 or 25% above the price per share of the initial public offering of American Eagle.  The warrants are exercisable until October 31, 2010.

At December 31, 2009, the Company evaluated the carrying value of the warrants and determined that it was appropriate to record a full write down in value of $1.811 million.

C.            Organizational Structure

The Company has no subsidiaries.

D.           Property, Plants and Equipment

The properties of the Company are in the exploration and development stage only.  The Company has no producing properties and has not had any revenue from mining since incorporation.  The existing infrastructure, including the mill, buildings, camp etc. is more than twenty-five years old and, although it has been held under care and maintenance, it has lain idle for twenty-five plus years and was never operated.

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

•
Mineral Claims:  Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 acres.  During 2009, the Company submitted an application to convert the Gate 1-4 Claims to leases which requires legal survey work to be performed.  The Company has until September 15, 2010 to submit the required legal survey and documentation to convert the Claims to leases.  Six additional mineral claims Way 1–6 covering an area of 10,196.18 acres were staked in 2006 adjacent to existing mining leases or mineral claims to enlarge the size of the Prairie Creek property and were in good standing until November 11, 2008.  The Company determined in November 2008 that it would not renew the Way 1 – 4 claims, which were allowed to lapse.  The Way 5 claim (1,807.75 acres) is in good standing until November 1, 2013 and the Way 6 claim (2,479.20 acres) until November 1, 2010.

All of the above leases and claims are in good standing at the date hereof, except the Way 1 – 4 claims, which were allowed to lapse as described above.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Dehcho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Dehcho Process.  [Refer to “Item 4.D.--Property, Plants and Equipment--12. First Nations”].

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

In October 2008, both Interim Land Withdrawals (Dehcho and Nahanni National Park Reserve) were renewed for a further period of two years and will expire in October 2010.  See the details in “Item 4.D.--Property, Plants and Equipment--11. Environmental Considerations--Nahanni National Park Reserve/Parks Canada Memorandum of Understanding.”

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

Year round access to the Property is provided by aircraft to a 3,000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property is also accessible by road which extends from the Property to the Liard Highway, a distance of 170 kilometres and which was originally permitted for use in the winter months throughout its full length and for year round use for the first 40 kilometres out from the mine site.  The road needs to be re-established, and the Company successfully rehabilitated approximately 30 kilometres out from the mine site in the summers of 2008 and 2009.  The Liard Highway #7 is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

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

6.           Recent Work Program and Exploration Activities

The 2007 program included the continuation of the underground drilling program which commenced in 2006.  Underground drilling was carried out from drill stations at 50 metre intervals along the new decline.  Phase 1 of the drilling program was completed in early June 2007 and consisted of 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations.  The results of the Phase 1 program were incorporated into a Technical Report that complies with National Instrument 43-101 standards for determining and defining mineral resources.  Further details with regard to the Technical Report and work undertaken in 2007 are detailed in this Annual Report at “Item 4.D.--Property, Plants and Equipment--7. 2007 Resource Estimation.”

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

During 2008 and 2009, the Company continued to perform ongoing site maintenance which included completion of a groundwater well drilling program, engineering assessments and the removal and destruction of all the sodium cyanide which had been stored in drums on the property since 1982.

Progress has been made on reopening and rehabilitating part of the road (approximately 30 kilometres) which connects the Prairie Creek Mine to the Liard Highway (a total distance of approximately 170 kilometres).  A new base for the roadbed was re-established along the Prairie Creek River, immediately north of the mine site and to further protect the road bed from any future erosion in proximity to the Prairie Creek water course.  Work on the road repair project continued up until the end of October 2008 and from May – November 2009.

In addition to these activities, memoranda of understanding were signed in 2008 with Parks Canada Agency, the Liidlii Kue First Nation and the Nahanni Butte Dene Band.  The Company believes that these important agreements will lead to co-operative and beneficial relationships with these parties and will assist in advancing the Prairie Creek Mine towards production.

Further details with regard to the work undertaken in 2009 are detailed in this Annual Report at “Item5.A.--Operating Results.”

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

Cautionary Note to U.S. Investors: Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic or legal viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources” included immediately after the table of contents in this Annual Report.

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

The Resource estimate was determined applying the following methodology:

•
One metre composites were created from the assay data honoring the geological zone codes provided in the dataset.  Classical statistics were gathered for silver, copper, lead and zinc, as well as for each of the three mineralized zones considered in analysis (Main Quartz Vein, stockwork and stratabound).

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

See “Item 4.D Property, Plants and Equipment--8. Project Description Report / Pre-Feasibility Study” for additional information with regard to more recent metallurgical testing performed on the mineralization at Prairie Creek.

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

Further metallurgical test work commenced in 2008 (Phase 5) with the objective of simulating actual proposed milling operations, as proposed in the Project Description Report submitted to the Mackenzie Valley Land and Water Board in May 2008.  During 2009, the Company received positive results related to this metallurgical testing.  The sample was composited at SGS Lakefield Research for large scale locked cycle testing with the objective of producing representative concentrates, tailings and process effluents using the actual proposed process flow sheet for the Prairie Creek Mine.  This flow sheet was presented in the Project Description Report, dated May 2008, submitted as part of the applications for operating permits, which are presently the subject of Environmental Assessment being carried out by the Review Board.

Heavy Liquid / Dense Media Separation:

Previous metallurgical studies incorporated a Heavy Liquid Separation (“HLS”) process applied to the Run of Mine (“ROM”) feed to optimize the existing mill at the Prairie Creek Mine by enhancing the metal grade entering into the flotation process, and thus reducing the amount of waste being needlessly processed.  On a commercial scale this will be applied using Dense Media Separation (“DMS”).

A composite ROM sample was stage crushed to a nominal ½ inch size.  The composite was then screened at 14 mesh with the minus ½ inch and plus 14 mesh processed through a HLS plant.  This resulted in 41% of the ROM composite being rejected as waste with a loss of only 2.5% total lead and 4.4% total zinc metal values.  Waste rejection from the previous DMS studies averaged ~30%.  The higher number in this recent case is a significant improvement but may relate to the inherent variability of dilution in the mining of mineralized vein structures to collect the bulk sample.  The HLS test result is consistent with the previous studies in that it demonstrated that a significant increase in mill throughput and grade can be achieved with a minimal loss of economic metals of less than 5%.

Locked Cycle Flotation Tests:

The HLS enhanced process plant mill feed was then combined, mixed, and crushed to 10 mesh in preparation for the locked cycle flotation test work.

After crushing and grinding the HLS enhanced mill feed was delivered into a locked cycle flotation test where concentrates of lead sulphide, zinc sulphide and lead oxide were generated.  No separate zinc oxide flotation was completed since previous metallurgical studies indicated low concentrate grades and low recoveries for zinc oxide.

The locked cycle tests were designed to produce concentrates, tailings and effluent for engineering, marketing and environmental studies.  The test results indicate that the overall grade of the blended lead sulphide / oxide concentrate assayed 67% lead, with an 82% recovery of total lead in the plant feed, and the zinc sulphide graded 58% Zn with a 74% recovery of the total zinc in the plant feed.  An average of 92.7% of the total silver values in the plant feed was recovered within the lead and zinc concentrates.

The metallurgical tests generated very satisfactory simulated results of anticipated actual operations in the production mineral concentrates at the Prairie Creek Mine.  The test results showed concentrate grades and recoveries similar to results of previous locked cycle tests, allowing for variations within the individual bulk samples, and confirmed anticipated concentrate grades and recoveries under simulated actual proposed milling operations and using representative actual mine water.

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

Concentrates and Road Haul: The concentrates will be bagged, stored under cover and trucked off-site on flat-deck trailers over the winter road.  Canadian Zinc holds a Type “A” Land Use Permit for the use of the winter road from the Prairie Creek Mine to the Liard Highway.  Canadian Zinc has also applied for Type “A” LUP’s for two new transfer facilities to be located approximately mid-point along the winter road and at the junction of the winter road with the Liard Highway.

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

Under the MVRMA, public boards are responsible for:

•	preparing regional land use plans to guide the development and use of land, waters and other resources [Land Use Planning Board];
•	regulating all uses of land and water [Mackenzie Valley Land and Water Board (Water Board)]; and
•	carrying out the environmental assessment and review process [Mackenzie Valley Environmental Impact Review Board (Review Board)].

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

The Review Board is responsible for environmental impact review and assessment at a valley-wide level, including the Sahtu and Gwich’in settlement areas.

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

Under the Northwest Territories Waters Act, S.C. 1992, (C.29) (Waters Act) no person can use water or deposit waste in specific areas in the Northwest Territories without a license to do so.  Section 102 of the MVRMA provides that it is the Water Board which has the jurisdiction with respect of all uses of water and deposits of waste in the area for which a license is required under the Waters Act.  The Water Board may issue, amend, renew and cancel licenses in accordance with the Waters Act and exercise any other power of the Northwest Territories Water Board under the Waters Act.

The stated objective of the Water Board is to “regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians.”  The Water Board’s main function which is relevant to the Company, is to issue land use permits and water licences on land in unsettled land claim areas in the Mackenzie Valley, inclusive of the Dehcho area.

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

(b)           Permitting Process

All applications for a land use permit or a water licence in relation to a development in the Mackenzie Valley are made to the Water Board or one of its regional boards, as determined by the location of the development.  In the case of Prairie Creek, being located within the Dehcho First Nations territory, for which a land claim settlement agreement has not as yet been reached, applications are processed by the Water Board.

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

The environmental impact assessment process is triggered by an application to the Water Board for a water licence.  The application requires the inclusion of certain baseline and other technical information to allow them to be appropriately assessed and processed.  Information provided with an application is used for undertaking a preliminary screening and for regulatory review of the application.

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

The legislation requires that the Water Board conduct a pre-screening of a proposal for development (s.124).  Where the Water Board determines that the development might have a significant adverse impact on the environment, or might be a cause of public concern, the Water Board refers the proposal to the Review Board for an environmental assessment (s.125).

Environmental assessment is the second stage of the environmental impact assessment process.  Projects may be referred to the Review Board by the Water Board (the preliminary screener), some other government department or agency, the First Nation qualified to make a referral, or on the Mackenzie Valley Environmental Impact Review Board’s own motion.

The Review Board is responsible for the environmental impact assessment process throughout the Mackenzie Valley.  It is the main instrument for environmental assessment and review, replacing the CEAA in the Mackenzie Valley except under specific instances.

The Review Board:
•	Conducts environmental assessments;
•	Conducts environmental impact reviews;
•	Maintains a public registry of all preliminary screenings conducted by Regulatory Authorities; and
•	Makes recommendations to the Minister of DIAND for rejection or approval of any proposal.

Once a development proposal is referred to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment, notices are placed in northern newspapers.  The next step is for the developer to submit a “project description” to the Review Board.  The project description describes what the developer plans to do and how it will be carried out.  The Review Board develops a work plan and terms of reference in order to conduct the Environmental Assessment.

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

Upon completing the assessment, the Review Board submits its Environmental Assessment Report (“EAR”) to the Federal Minister of Indian Affairs and Northern Development who is responsible for distributing the EAR to other Ministers with jurisdiction over the proposed development (s.128).

The Minister of DIAND, along with the other Responsible Ministers, is required to make a decision on the EAR.  The Minister may adopt the recommendations of the Review Board, refer the report back to the Review Board for further consideration (s.130) or reject the Report and order further environmental impact review.  Once the recommendations contained in the EAR are adopted by the Minister, and the other responsible Ministers, those recommendations are to be included by the Water Board as conditions of any Water Licence or Land Use Permit that it issues for that proposed development (s.62).

When finally adopted by the Minister the application is sent to Water Board for issuance of permits and licenses by the Water Board in the regulatory phase.  The regulatory phase is the process of issuing regulatory authorizations once the development is approved through the environmental assessment process.  The authorizations include terms and conditions which reflect the recommendations approved during the EA process, as well as other standard conditions for carrying out development.

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

The Prairie Creek Project was the subject of both a Water Licence and Land Use Permit issued prior to June 22, 1984.

In May 2003, the Company applied to the Water Board for a Land Use Permit for use of the existing road from the Liard Highway to the Prairie Creek Mine.  The Company submitted that this development is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act.  The Company’s argument was rejected by the Water Board on June 1, 2004 and the Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board.  The Appeal was heard by the Supreme Court in December 2004.

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

The Mackenzie Valley Land and Water Board was created on March 31, 2000.  The Water Board and its associated regional boards took over regulatory functions previously performed by the DIAND, the Northwest Territories Water Board, and the Government of the Northwest Territory’s Department of Municipal and Community Affairs on Commissioner’s Lands.

The Company initiated preliminary discussions with the new Water Board and regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the Prairie Creek Mine.  A follow up presentation was made to the Governmental Mineral Development Advisory Group (“MDAG”) in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of applications for permits and licences for the Prairie Creek Mine.

Since August 2000, Prairie Creek has undergone five Environmental Assessments by the Review Board and has received five separate Land Use Permits and two Water Licences to carry out exploration and development at the Prairie Creek Mine and in the immediately surrounding area, through the new Mackenzie Valley Resource Management Process.

(e)	Land Use Permit – Phase 1 Exploration

Canadian Zinc applied to the Water Board on July 28, 2000, for a Land Use Permit (“LUP”) to carry out a seven drill hole program  and to access the Sundog (or CAT) Camp located along the winter road to retrieve fuel and clean up the camp area, which work was planned for the fall of 2000.  On October 4, 2000, Water Board referred the application to the Mackenzie Valley Environmental Impact Review Board for environmental assessment.  The application was then split into separate LUP applications with specific reference to the drilling program and the Cat Camp clean-up.

Following environmental assessment, a LUP was issued by Water Board on June 14, 2001, which permitted the seven drill hole program.

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

(h)	Water Licence and Land Use Permit – Underground Development

The Company applied to the Mackenzie Valley Land and Water Board on March 5, 2001 for Type ‘B’ Water Licence and a Land Use Permit (MV2001L2-0003) for underground decline development and metallurgical pilot plant operation planned for the Prairie Creek Mine.  The application was distributed to government agencies, First Nations communities and other organizations in order for the Water Board to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

However in April 2001, both the Parks Canada Agency and Pehdzeh Ki First Nation referred the proposal to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment pursuant to section 126(2) of the MVRMA.  The referral to EA occurred prior to the Water Board’s completion of its preliminary screening of the proposed development.

The Environmental Assessment was conducted throughout 2001 and into 2002.  The Review Board submitted its Report of Environmental Assessment (“EA Report”) on February 5, 2002 to the Minister of Indian Affairs and Northern Development.  On September 3, 2002, the Minister requested that, as per section 130(1)(b)(i) of the MVRMA, the Review Board was to give further consideration to unresolved issues in the EA Report relating to the tailings containment area and water treatment in general.

Following further assessment the Review Board submitted its Reasons for Decision on April 4, 2003, outlining recommended revisions and additions to the recommendations in its February 5, 2002 EA Report. On June 16, 2003, the Minister approved the Reasons for Decision and directed the Water Board to proceed with the licencing process.

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

On October 10, 2003, an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Ki First Nation and the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking Judicial Review of the decision of the Water Board to issue the Water Licence to the Company.  The Applicants’ grounds were that the Water Board issued the Water Licence without including certain conditions included in the recommendations of the Review Board and in the Minister’s approval, and that the Water Board failed to provide the Applicants with adequate consultation throughout the Licence process.  Subsequently, both the Attorney General of Canada, representing the Minister of Indian Affairs and Northern Development and the Canadian Parks and Wilderness Society, represented by the Sierra Legal Defence Fund, applied to the Federal Court to be joined as Intervenors in this Appeal.

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

(i)           Land Use Permit – Winter Road

In May 2003, the Company applied to the Water Board for a Land Use Permit for use of the existing Winter Road from the Liard Highway to the Prairie Creek Mine.  The Company argued that this application is exempt from the Environmental Assessment process by virtue of Section 157.1 of the Act. [See “(c) “Grandfather” Provisions” above.]  The Company’s argument was rejected by the Water Board on June 1, 2004.  The Company filed an Appeal to the Supreme Court of the Northwest Territories seeking judicial review of the decision of the Water Board.  The Appeal was heard by the Supreme Court in December 2004.

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

In May 2006, the Water Board issued the Land Use Permit for the Phase 3 exploration drill program, which is valid for five years commencing May 11, 2006.

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

In June 2007, the Dehcho First Nations claimed that the rehabilitation work constituted a significant alteration to the Winter Road project and requested that the application of the water licence for the proposed rehabilitation work be referred for Environmental Assessment.  In December 2007, the Water Board ruled that the proposed rehabilitation work did not constitute a significant alteration.

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

Subsequent to submitting the applications to the Water Board, the Company responded to a number of requests for additional information from the Board.  On July 14, 2008, the Water Board advised the Company that all applications were deemed complete.  A subsequent letter from the Water Board, dated July 21, 2008, indicated that the Water Board was moving forward with its preliminary screening of the application and had requested comments from interested parties by August 8, 2008.

The Water Board conducted a review of the submissions, and comments of reviewers, and interested parties, and of the submissions made by Canadian Zinc.  During the course of the preliminary screening the Water Board determined that the land use permit and water licence applications might have a significant impact on the environment and might be the cause of public concern.  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.  The Water Board, after completing their preliminary screening, resolved, on September 17, 2008, to refer the land use permit applications as well as the water licence application to the Review Board for environmental assessment.

Prior to the official referral, on August 11, 2008, the Company was informed by the Review Board that Indian and Northern Affairs Canada, under Section 126(2)(a) of the Mackenzie Valley Resource Management

Act, had referred the proposed development of Prairie Creek to environmental assessment both on its own behalf and on request from the Nahanni Butte Dene Band as per Article 12 of the Settlement Agreement between the Dehcho First Nations (“DCFN”) and the Government of Canada.

An EA, conducted by the Review Board, is the next stage in the regulatory process following preliminary screening by the Water Board.  The initial phase of the EA, and the main activities to date, consisted of community scoping sessions and written hearings submissions and rulings to determine the scope of the Terms of Reference for the EA.

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

On November 6, 2008, the Review Board received a Request for Ruling (the “Request”) from Ecojustice on behalf of Dehcho First Nations and Canadian Parks and Wilderness Society (“CPAWS”).  The Request concerned the question whether the winter access road, and its use, should be included in the EA process.  The Review Board subsequently decided to issue information requests to various parties to ensure that all potentially relevant materials to assist their decision on the Request would be available to all interested parties.  The information request was published by the Review Board on November 26, 2008, and noted two questions:

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

The Review Board issued the Draft Terms of Reference and a Draft Work Plan in May 2009 and the final Terms of Reference and Work Plan on June 26, 2009.

Following the issue of the final Terms of Reference and Work Plan the Company commenced the preparation of the Developer’s Assessment Report (“DAR”) to be filed with the Review Board as part of the Environmental Assessment process.  The DAR is a report compiled by the Company and its consultants which incorporates further detailed mine site studies relating to various aspects of the proposed operation and the potential impact on the environment in addition to the studies previously completed as part of the original Project Description Report.  Particular emphasis and detail is placed on water quality impacts of the Mine on the Prairie Creek watershed.  This includes mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed, and possible downstream impacts on water and aquatic ecosystems.

In addition, since the access road has been included in the scope of development, studies of various potential environmental effects of the operation of the road were further examined.  The wider scope of development in the environmental assessment has provided the opportunity to optimize the road access route through examining alternative local routes that will lessen potential environmental impacts.  The Company is proposing to re-align sections of the access road to accommodate the wishes of the Nahanni Butte Dene Band by avoiding wetlands and wildlife habitat, and Parks Canada by avoiding karst features in the newly expanded Nahanni National Park Reserve through which part of the access road passes. The result has been the identification of a shorter road route that traverses firmer ground, has fewer bends and better gradients and which will improve safety and reduce human and environmental risks.

The Company submitted its Developer’s Assessment Report for filing with the Review Board in March 2010.  The Review Board had indicated that it anticipated concluding its Report of Environmental Assessment by October 2010; however, it is likely that this timeframe will be extended.

All comments and documents can be viewed on the Review Board’s website at http://www.reviewboard.ca/registry/index.php.

Following the EA will be a further regulatory stage, managed by the Water Board (with input from territorial and federal agencies), before permits are issued.  These permits will include conditions that will require the Company to meet appropriate environmental guidelines.

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

In light of the likely extended timeframe that the permitting process will require, the Company has determined that it will continue to limit expenditures at Prairie Creek for the foreseeable future, with the exception of continuing to carry out projects and studies that will be of assistance for the EA process and also in determining and refining future anticipated mine plans.  Given the open-ended nature of the Mackenzie Valley permitting process, the Company cannot, with any reasonable assurance at this point in time, provide a detailed estimate as to the likely costs of permitting activities in 2010.  It is likely, given the Company’s experience to date, that the EA process will extend for a considerable time.

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

11.Environmental Considerations

Impact Assessment

The Developer’s Assessment Report submitted to the Review Board in March 2010 outlines the Company’s assessment of any potential environmental impact that operating the Prairie Creek mine may have on the region as follows:

Human Environment:  The Prairie Creek Mine is a relatively modest project that is proposed for a region of the Northwest Territories that has limited other confirmed economic prospects. The real economic and social impact of this project will be generated through the participation of local labour and business in the area, including the communities of Nahanni Butte, Fort Simpson and Fort Liard. Participation will come in the form of direct employment, direct supply of goods and services, and spin-off activities. There will be a period of adjustment as people and communities integrate into the wage economy. The rise in financial wealth and all that it affords will more than offset this initial adjustment period.  For those living in the project area, an operating Prairie Creek Mine offers an opportunity for a generation of employment, and will result in a population that is better educated, better trained and better able to cope with, adapt to and capture new opportunities in the future.

Access road operations are expected to increase traditional land use in the area since a re-aligned access road will afford easier access to hunting areas and trap lines. However, a cooperative effort is required to control road access because unauthorized use poses risks to safety and to wildlife from hunting pressures.

Water Quality:  Recent studies show that the historical discharge of untreated mine drainage has had no significant impact on downstream water and stream sediment quality, or aquatic life. This suggests Prairie Creek is not particularly sensitive to discharges from the Mine. Nevertheless, Canadian Zinc’s water management strategy for operations will minimize the potential for impacts.

Predictions show that the planned discharge from the Mine during operations will not cause metal concentrations in Prairie Creek to exceed the targets when creek flows are in the normal range year round. Canadian Zinc will monitor flows in the creek, and if flows are found to be lower than normal, the discharge will be temporarily adjusted so that the targets are not exceeded.

This will mean no impacts on Prairie Creek water at the Mine, or seven kilometres downstream at the new Nahanni National Park Reserve boundary.

After mine closure, there will be no drainage from mine portals because the Mine and access tunnels will be completely filled. However, bedrock surrounding the Mine workings is expected to allow the passage of groundwater. This water will contain metals, mostly from mineralization considered uneconomic and not mined, and to a lesser extent from the backfilled waste mixture. A small quantity of seepage from the covered Waste Rock Pile is also possible.

It is believed that the natural zinc concentrations that existed in Prairie Creek before any mine development potentially exceeded the water quality target during winter months when creek flows were lower than normal.

Predictions for Prairie Creek after mine closure suggest all metal concentrations will remain within the water quality targets when creek flows are in the normal range year round, but if creek flows are lower than monthly in winter, zinc concentrations could be similar to those predicted to have potentially occurred before mine development. Post-mine predictions also indicate higher cadmium concentrations in winter if creek flows are unusually low. However, cadmium is not stable in the natural environment and disperses quickly because of various natural reactions. Therefore, the target for this metal is unlikely to be exceeded. As such, it is likely that no additional impacts on water quality will occur after mine closure compared to pre-mine conditions.

Fish:  Bull trout and mountain whitefish are found in Prairie Creek near the Mine, however numbers are low. Spawning trout have been found in Funeral Creek, a tributary of Prairie Creek upstream of the Mine. No evidence of spawning has been found downstream of the Mine. Based on the water quality predictions, mine operations should have no impact on fish. Water quality after Mine closure may cause limited impacts in the immediate vicinity of the Mine site when Prairie Creek flows are less than winter normals. These impacts may have occurred naturally before the Mine existed.

Air:  New power generators and an incinerator will limit the release of exhaust gases. Humid conditions will naturally control dust. Any impacts will be limited to the Mine area.

Wildlife and Vegetation:  Impacts to wildlife from Mine operations are expected to be limited and largely avoidable. Dall’s sheep lamb on high ground in the area in the spring and could be disturbed by air traffic. Flight path management will be adopted. There is a potential for mortality of Dall’s sheep, woodland caribou and wood bison associated with access road use. A wildlife sighting and notification system will be adopted, in addition to the posting of speed limits. Grizzly bear-human encounters are possible at the Mine site and programs to limit any attraction of bears will be implemented, along with training to respond appropriately to bear encounters. No significant impacts on vegetation are expected because of the relatively small areas of disturbance relative to the large areas of vegetation types.

Terrain and Stability: No large-scale landslide features are evident near the Mine and access road, and the risk of major slope failure appears to be small. Small-scale slope failures and mudflows are possible along the access road east of the Mackenzie Mountains, particularly where permafrost might exist in lowland areas. Impacts can be minimized by good drainage and avoiding removal of the vegetation layer during annual road construction. Engineered structures (the Water Storage Pond and Waste Rock Pile) have been designed to be stable during earthquakes. Dykes protecting the site during major floods were designed and built properly. Maintenance repairs have been made to the armour rock on the dykes.

Accidents and Malfunctions:  The majority of Mine activities, and all those associated with chemicals, fuel and hazardous material, will take place within a dyke-protected area, isolated from Prairie Creek. Any spills or contamination can be contained on site, and discharge of site water to the environment can be stopped temporarily. The potential for spills or leaks along the access road will be minimized by controlling road use and using industry-standard containers for transport and storage. Winter conditions will assist in the containment of any spills until a response team can complete a clean-up. The bags of concentrate being transported will be frozen, but road bed tests will be made along the route to make sure material is not being lost.

Cumulative Effects:  Very little other activity is or will likely be occurring in the area during Mine operations that could cause cumulative effects. If the Mackenzie Gas Pipeline construction occurs during the life of the Mine, there will be significant regional disruption, but this is unlikely to significantly affect the Mine because the pipeline will require short-term skilled labour. Unauthorized use of the access road would raise safety and wildlife concerns. Canadian Zinc is hoping to control access, and will closely monitor road activity.

Monitoring and Reporting:  Significant monitoring of operations and the environment will occur during and after the Mine’s life. Canadian Zinc expects individuals from local communities to be involved in this, preferably as employees. Canadian Zinc undertakes to share the monitoring results. Canadian Zinc’s desire is for the current Canadian Zinc-Parks Canada-Dehcho Technical Committee to evolve into a more public, inclusive committee that meets frequently in the region, and is used as a forum to review Mine performance and to discuss and address concerns.

Socio-Economic:  A comprehensive Socio-Economic Impact Assessment was prepared as part of the Developer’s Assessment Report. The assessment indicates that during the operations phase the Prairie Creek Mine will directly employ approximately 220 people and 11 in head office, equivalent to 3,234 person years employment, and create an additional 288 Full-Time Equivalent (FTE) jobs across Canada, including 138 in the Northwest Territories.

Direct gross output is estimated at $1.5 Billion, of which almost half will go towards the purchase of goods and services, and Canada’s Gross Domestic Product (GDP) will rise by $1.2 Billion, of which $951 million will be in the Northwest Territories, over the life of the mine.

Once into its operations phase it is estimated that total expenditures on the Prairie Creek Project will approach $1 Billion (based on 2008 prices) over the initial fourteen year mine life. This will raise the Northwest Territories’ GDP by an average of $68 million annually, for a total of $951 million.

The Developer’s Assessment Report is currently being reviewed by the Review Board as part of the ongoing Environmental Assessment.

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

Nahanni National Park Reserve / Parks Canada Memorandum of Understanding

The South Nahanni River runs through the Nahanni National Park Reserve and is highly valued as a wilderness recreation river and is used for canoeing trips during the summer months.  These wilderness adventure tours are supported by a number of outfitting companies from as far away as Ontario.

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

In June 2009 new legislation was enacted by the Canadian Parliament entitled “An Act to amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” to provide for the expansion of Nahanni National Park Reserve.  Nahanni National Park Reserve was expanded by 30,000 square kilometres, making it the third largest National Park in Canada. The enlarged Park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine.  However, the Mine itself and a large surrounding area of approximately 300 square kilometres are specifically excluded from the Park and are not part of the expanded Park.

The exclusion of the Prairie Creek Mine from the Nahanni National Park Reserve expansion area has brought clarity to the land use policy objectives for the region and will facilitate various aspects of the environmental assessment process.  The Government’s decision on the expansion of Nahanni National Park reflects a balanced approach to development and to conservation which allows for mineral resources and energy development in the Northwest Territories and at the same time protects the environment.

Section 7(1) of the new Act amended the Canada National Parks Act to enable the Minister of the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading to the Prairie Creek Area, including the sites of storage and other facilities connected with that road. Heretofore, an access road to a mine through a National Park was not permitted under the Canada National Parks Act, and the Act was amended solely for Nahanni National Park Reserve and specifically for the purpose of providing access to the Prairie Creek Area.

On July 29, 2008, Parks Canada Agency (“Parks Canada”) and Canadian Zinc entered into a MOU with regard to the expansion of the Nahanni National Park Reserve and the development of the Prairie Creek Mine, whereby:

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

•
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

The MOU, which is valid for three years is intended to cover the period up to the development of the Prairie Creek Mine (Phase I) and may be amended or renewed as agreed by the Parties and may be terminated by either Parks Canada or Canadian Zinc on not less than three months written notice.  It is contemplated that the Phase I MOU will be replaced by a further MOU (Phase II) which will address the operation of the mine and the expanded Nahanni National Park Reserve.

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

Environmental Obligations

As at December 31, 2009, the Company has estimated the present value of expenditures required for reclamation costs at the Prairie Creek Property to be approximately $1.238 million ($2.383 million on an undiscounted basis), mostly to be incurred at the end of the life of the mine. Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.

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

The Company continued discussions and engagement with the Band throughout 2009, specifically regarding their Traditional Knowledge and alternate routes for the access road to Prairie Creek, taking into consideration the expressed preferences of the community of Nahanni Butte. The Band outlined their concerns with the project and the Company’s responses to date include investigation of road realignment options and surveys of specific locations along the access road for heritage resources.

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

14.           Liidlii Kue First Nation (“LKFN”)

On October 16, 2008, Canadian Zinc and Liidlii Kue First Nation of Fort Simpson, Northwest Territories, entered into a Memorandum of Understanding to formally establish a mutually beneficial, co-operative and productive relationship with regard to the exploration and development of the Prairie Creek Mine and to demonstrate that LKFN and Canadian Zinc intend to work together, as responsible corporate citizens of the region, in a spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well-being.

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

In the MOU, Canadian Zinc has agreed to make its best efforts to employ LKFN members and to assist LKFN and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.  Canadian Zinc and LKFN have agreed to use their best efforts to negotiate an IBA but nothing in the MOU is intended to define, create or extinguish any rights of LKFN or Canadian Zinc and the MOU is not legally binding on the parties.  Discussions with LKFN continued throughout 2009.

15.           Office Space

The Company presently maintains offices in Vancouver, Fort Simpson and Toronto (all in Canada).  The Company’s head office is located in Vancouver and is approximately 3,000 square feet in size.  The Company presently leases office space in Fort Simpson which supports a Community Liaison Officer and acts as an information source on Prairie Creek for the local community to access.  In addition the office can receive any questions, issues or concerns from the community about the development.  The Company’s Toronto office is maintained for the use of the Chief Executive Officer.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2009, 2008 and 2007, and the related notes thereto, and with the selected data set forth.  The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Except as described below under “Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations,” and in Note 20 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the U.S.  Unless otherwise indicated, all currency is reported in Canadian dollars.

Overview

SUMMARY - Presented in accordance with Canadian GAAP

(Thousands of dollars, except per share amounts)	2009	2008	2007
Statement of operations
Investment income	$242	$899	$1,234
Net (loss)	$(611)	$(4,228)	$(9,483)
Basic and diluted loss per share	$(0.005)	$(0.04)	$(0.08)

Balance sheet
Cash, cash equivalents and short-term investments	$7,443	$20,948	$28,414
Marketable securities	$15,382	$2,024	$100
Total assets	$29,152	$29,521	$34,391
Total liabilities	$1,639	$1,673	$2,482
Shareholders’ equity	$27,513	$27,848	$31,909

Net loss

For the year ended December 31, 2009, the Company reported a net loss of $611,000 compared to losses of $4.228 million and $9.483 million for the years ended December 31, 2008 and 2007.  The reduced loss in 2009 was primarily attributable to gains on the Company’s marketable securities and lower mineral exploration and development expenses.  The reduced loss in 2008 was primarily attributable to the completion in 2007 of the Company’s extensive underground decline development and drilling exploration program at Prairie Creek.  There were no such programs in 2008.

Mineral Exploration and Development Costs

For the year ended December 31, 2009, the Company expensed $2.260 million on its mineral exploration and development programs at Prairie Creek compared to $3.426 million for the year ended December 31, 2008 (2007 - $11.050 million).  Excluding accretion and depreciation charges relating to the asset retirement obligation and mining plant and equipment of $252,000 in the year ended December 31, 2009 (2008 - $248,000; 2007 - $220,000), the exploration and development expenditures for Prairie Creek amounted to $2.008 million in 2009 compared to $3.178 million in 2008 and $10.830 million in 2007.  Details of the mineral exploration and development costs are shown in Note 11 to the audited financial statements for the year ended December 31, 2009.

The overall decrease in expenditures relates to the Company limiting activities at the Prairie Creek Mine  Site to the May to November 2009 period with a reduced level of employees in order to focus the Company’s efforts and use of financial resources on permitting matters.

During 2009, the Company incurred $1.052 million (2008 - $862,000; 2007 - $694,000) relating to permitting and environmental matters. These expenditures included costs related to studies required for the Company’s Developer’s Assessment Report as filed with the Review Board as part of the permitting process for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others. As described in this Annual Report at “Item 4.D.--Property, Plants and Equipment--10.Permitting at Prairie Creek,” the Company considers that it has made continued progress in this area.  However, the process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue.  The Company intends to continue to work through the process for obtaining operating permits in 2010 and expects that there will be significant costs associated with the process.  Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.  The Company’s activities in 2008 were broadly similar to those in 2009 except that the Prairie Creek Mine site was manned for the majority of the year rather than just the summer/fall period.

In 2007, the Company continued the underground drilling program which commenced in 2006.  Total expenditures on the underground drilling and exploration program in 2007 were $6.076 million.  Underground drilling was carried out from drill stations at 50 metre intervals along a new 400 metre internal decline.  Phase 1 of the drilling program was completed in early June 2007 and consisted of 400 metres of decline development from which 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations have been completed.  The results of the Phase 1 program were incorporated into a Technical Report dated October 12, 2007 which was prepared in accordance with the standards in National Instrument 43-101 as described at “Item 4.D--Property, Plants and Equipment--7. 2007 Resource Estimation.”

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

Between July and early September 2007, the Company also carried out a surface helicopter supported diamond drill exploration program totaling 1,671 metres of core in 12 holes.  This reconnaissance drilling program was targeted in the Gate Claims, located about 5 kilometres west of the Prairie Creek minesite, and in Zones 8, 9 and 11 located on the same Prairie Creek geological structure as the minesite but located 5 – 10 kilometres south of the minesite.  No significant mineral intersections were encountered.  The data from this drill program has been incorporated into the Prairie Creek property dataset in order to determine future exploration strategy.

Revenue and Investment Income

The Company is in the exploration and development stage and does not generate any cash flows from operations.  For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles the Company is considered to be an exploration stage enterprise.  To date the Company has not earned any significant revenues other than interest income and related investment income.  Investment income for the year ended December 31, 2009 was $242,000 compared to $899,000 in 2008 and $1.234 million in 2007.  The decrease in 2009 (from 2008) and 2008 (from 2007) is attributable to the overall decrease in amounts available for investment during those years compared to the prior year.  There has also been a significant decline in interest rates since the second half of the 2008 fiscal year as a result of the current global recession which has seen central banks cut and maintain rates at historically low levels.

Administrative Expenses

Administrative expenses (excluding stock based compensation and depreciation) for the year ended December 31, 2009 were $1.728 million compared to $1.445 million in the year ended December 31, 2008.  The increase was largely attributable to higher management and director fees (2009 - $623,000; 2008 - $566,000) due to management bonuses in 2009 (none were awarded in 2008) and increased professional fees and project evaluation costs following the Company’s negotiations and review of additional investment opportunities such as Vatukoula Gold Mines Plc and American Eagle Resources Inc. (2009 - $500,000 combined; 2008 - $241,000 combined).

Administrative expenses for 2008 (excluding stock-based compensation and depreciation) and amortization) were $1.445 million compared to $1.724 million in 2007. The decrease was largely attributable to lower office and general costs (2008 - $360,000; 2007 - $463,000) due to tax charges relating to the Company’s flow-through share program in 2007 which were not incurred in 2008 and the Company’s decision in 2008 to cut-back its expenditures on investor relations items (2008 - $230,000; 2007 - $420,000).  The Company’s professional fees costs reduced from $396,000 in 2007 to $220,000 in 2008 while management and directors fees increased from $347,000 in 2007 to $566,000 in 2008.  The increase in management and director fees and decrease in professional fees arose as a result of staffing increases within Canadian Zinc that reduced the need to use professional advisors.

Reclamation Expenditures

No reclamation related expenditures were incurred in 2009.  In 2008, the Company incurred $366,000 removing drums of sodium cyanide from Prairie Creek for destruction as described at “Item 4.D.--Property, Plants and Equipment--11. Environmental Considerations--Hazardous Materials.”  In 2007, the Company spent $246,000 on a work program to repackage these hazardous materials stored at the Prairie Creek site in order to facilitate their future removal and destruction.  These expenditures were applied against the asset retirement obligation as disclosed in Note 12 to the audited financial statements for the year ended December 31, 2008.

Other expenses

In 2009, the Company recorded an expense for stock-based compensation of $288,000 relating to the vesting of stock options granted to directors, officers, employees and contractors on March 27, 2009.  In 2008, the Company recorded an expense for stock-based compensation of $205,000 relating to the vesting of stock options granted in prior periods to directors, officers, employees and contractors.  The amount charged in 2007 relating to stock-based compensation was $267,000.  The stock-based compensation expense for 2007 and 2008 relates to the same grant of stock options in October 2007 for which the expense was recognized over the vesting period for the options granted.  The stock-based compensation expense value was calculated using the Black-Scholes valuation method and assumptions as described in the “Item 5.A.--Operating Results--Critical Accounting Policies and Estimates” section to this Annual Report (below).  The assumptions used in the calculation are described in Note 15(a) to the audited financial statements at December 31, 2009.

The Company expensed depreciation costs relating to mining plant and equipment of $176,000 (2008 - $168,000; 2007 - $143,000). The increase in depreciation year on year relates to plant and equipment purchases in January 2008 that have been amortized during fiscal 2008 and for a full year in 2009.

The Company, following its decision to invest in certain marketable securities in late 2008 and Vatukoula Gold Mines Plc and Zazu Metals Corporation in 2009, reported overall gains on securities of $6.102 million for the year ended December 31, 2009 (2008 – loss of $38,000; 2007 – loss of $150,000).  These gains arose as a result of the pick up in quoted prices for the marketable securities in which the Company invested.  All the Company’s marketable securities have been designated as held for trading assets by the Company.  The total gain/loss recorded on marketable securities is based upon the market value of the shares at December 31, 2009 and the market value upon realized sale.  Further details relating to the Company’s marketable securities are included in Note 6 to the audited financial statements for the year ended December 31, 2009.

The Company incurred a foreign exchange loss of $260,000 for the year ended December 31, 2009 (2008 – gain of $8,000; 2007 - $Nil), of which $64,000 was unrealized as at December 31, 2009.  The losses primarily arose as a result of the overall strengthening of the Canadian dollar compared to the U.S. dollar which impacted the carrying value of cash held by the Company in U.S. dollars following the sale of certain marketable securities sold by the Company in 2009.

During the year ended December 31, 2009, the Company incurred an expense of $1.811 million (2008/2007 - $Nil) relating to the option to acquire American Eagle Resources Inc., which through its subsidiary owns 100% of the Tuvatu Gold Project in Fiji.  The Company agreed to early termination of the American Eagle Option in exchange for warrants to acquire up to 1,250,000 shares of American Eagle at the lesser of $2 per share or 25% above the price of an initial public offering.  These warrants were written off at year end. The Company also incurred expenditures of $585,000 during the year ended December 31, 2009 relating to evaluation of the Tuvatu property.

Related Party Transactions

The Company’s related party transactions for the year ended December 31, 2009, consisted of rent for office space paid or payable to corporations with a common director of the Company in the amount of $24,000 compared to $19,000 in 2008 (2007 - $13,000).  The increase was attributable to increased rent following relocation of the Toronto office during 2008.  Particulars relating to related party transactions are shown in Note 17 to the audited financial statements for the year ended December 31, 2009.

Income Taxes

The Company is currently not profitable and has recorded a valuation allowance against its future income tax assets.  Following renouncement of flow-through share expenditures, the Company recorded future income tax income as per the reconciliation of income taxes for each of the past three years below:

	2009	2008	2007
Statutory tax rate	30.70%	31.00%	34.12%
Recovery of income taxes computed at statutory rates	$187	$1,311	$4,084
Permanent differences	256	(64)	(93)
Expired losses	(183)	(192)	(162)
Other	7	(118)	281
Income tax rate changes	75	(403)	(1,612)
Change in valuation allowance	(342)	(534)	(11)
	$-	$-	$2,487

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

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2009.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Impairment of long-lived assets

The carrying value of resource interests at December 31, 2009 was $5.053 million (December 31, 2008 - $5.053 million) and for plant and equipment was $483,000 (December 31, 2008 - $661,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

At December 31, 2009, management carried out an impairment review and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of resource interests was indicated.

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

The Company’s impairment review and testing is carried out under Canadian GAAP which is substantially similar to U.S. GAAP as issued by the Financial Accounting Standards Board in Statement of Financial Accounting Standards 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is now included in the Accounting Standards Codification (ASC) Topic 360, “Property, Plant, and Equipment” and ASC 205 “Presentation of Financial Statements.”

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

As at December 31, 2009, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.383 million (2008 - $2.383 million), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1.238 million (2008 - $1.162 million) based upon the following assumptions: long-term inflation rate of 2%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of at least ten years.

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

	Years ended December 31,
	2009	2008*	2007
Dividend yield	0%	N/a	0%
Risk free interest rate	1.90%	N/a	4.07%
Expected life	4 years	N/a	5 years
Expected volatility	83%	N/a	89%
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

Changes in Accounting Policy Including Initial Adoption

The Company adopted various new accounting standards, as described below, during the year ended December 31, 2009.

Goodwill and Intangible Assets: On January 1, 2009, the Company adopted the recommendations included in Section 3064 of the CICA Handbook, “Goodwill and Intangible Assets.”  This Section replaces Section 3062, “Goodwill and Other Intangible Assets” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this Section had no material impact on the Company’s financial statements.

Financial Instruments:  In June 2009, the CICA Accounting Standards Board (“AcSB”) issued an amendment to CICA Handbook Section 3862 in an effort to mirror changes made to International Financial Reporting Standards in IFRS 7 in 2009 and based on requirements for recurring fair value measurements under

U.S. GAAP in ASC 820-10 (FAS 157).  The effective date of the amendment is for financial years ending after September 30, 2009.  The purpose was to establish a framework for measuring fair value and expand disclosures about fair value measurements.  To make the disclosures, companies shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Additional disclosures related to financial instruments as a result of the amended Section 3862 are included in Note 19 to the financial statements for the year ended December 31, 2009.

Credit Risk and the Fair Value of Financial Assets / Liabilities:  In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” which provides guidance on how to account for the credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.  The Company immediately adopted EIC-173 with no impact on its financial statements.

Mining Exploration Costs:  In March 2009, the CICA issued EIC-174, “Mining Exploration Costs,” which provides guidance on the accounting and the impairment review of capitalized exploration costs.  The Company, which currently expenses its exploration costs, immediately adopted EIC-174 with no impact on its financial statements.

Additional information on the adoption of these accounting standards, and on proposed future standards, can be found in Note 3 to the audited financial statements as at December 31, 2009.

International Financial Reporting Standards (IFRS”)

In February 2008, the CICA Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS requires that in the year of implementation the comparative financial statements be restated to conform to the standards in place at the end of the year of adoption i.e. IFRS in place at December 31, 2011.

The Company has commenced the process to transition from current Canadian GAAP to IFRS, lead by the Company’s CFO.  The transition process consists of three primary phases:

(i) Scoping and Diagnostic Phase:  A preliminary diagnostic review has been completed by the Company, which included the determination, at a high level, of the financial reporting areas most likely to be impacted by IFRS.

(ii) Impact analysis, evaluation and design phase:  In this phase, each area identified during the scoping phase is addressed to determine more specific changes required to existing accounting policies and identify new accounting policies under IFRS.  This phase includes analysis and conclusion on the accounting choices available under IFRS.  The Company has identified key areas that may have a material impact on the Company’s financial statements.  These are discussed in more detail later in this section of the Annual Report.  The full impact on future financial reporting is not reasonably determinable or estimable at this time.

(iii) Implementation and review phase:  This phase will include execution of any changes to business processes and completion of formal documents analyzing the transition to IFRS for approval by the Board of Directors.  It will also include the final production of complete IFRS-compliant financial statements for review by the audit committee.

In order to meet the various timelines and challenges presented by the transition to IFRS, and over-arching the three phases noted above, the Company has considered the elements of a changeover plan and, for Canadian Zinc, considers the following to be the key activities, milestones and status:

Key Activity	Key Milestones	Status
Financial Statement Preparation:

- Identify differences in Canadian GAAP / IFRS accounting policies.
- Select ongoing IFRS policies.
- Select IFRS 1 choices.
- Develop financial statement format.
- Quantify effects of changes in initial IFRS 1 disclosures and 2010 financial statements.

Senior management sign-off and audit committee review for all key accounting policy choices to be concluded by third quarter of 2010.

Draft financial statements to be prepared under IFRS format, with IFRS accounting policies.

Analysis of accounting issues has commenced to further resolve and evaluate high-level areas identified at the “diagnostic” stage.  This analysis is primarily in the form of “white papers” discussing and analyzing key differences between Canadian GAAP and IFRS to document expected disclosures (such as accounting policies and format under IFRS) and related issues to be addressed in the Company’s future IFRS financial statements. Management continues to target the third quarter of 2010 to conclude on this analysis.

Preliminary draft financial statements have been prepared to assist management in assessing possible accounting policies under IFRS and how these will impact the detailed analysis of accounting differences.  These financial statements will require updating as the conversion process progresses and also as new IFRS standards are pronounced.

As an over-arching attempt to manage the conversion process, the Company has sought to implement, where possible, accounting policies under Canadian GAAP that are broadly consistent with permitted choices under IFRS, which will minimize the differences on conversion.  For example, in 2008 the Company revised its accounting policy under Canadian GAAP to expense mineral exploration costs in order to minimize possible differences to IFRS.

Training:

Canadian Zinc is a relatively small company with limited operations and staff resource. Consideration is to be given to the level of expertise required for:
- Employees in general;
- Senior management and the Board, including the Audit Committee.

In order to manage and assess the IFRS conversion process the Company considers that the following personnel must possess sufficient understanding of IFRS as early as possible:
- CFO
- CEO
- Members of the Audit Committee.
Appropriate levels of expertise are required throughout the IFRS conversion project with ongoing training provided as needed.
The Company has provided time for the CFO and Audit Committee Chairman to attend externally provided IFRS training sessions.

The CEO, and certain other directors, currently sit on the Boards of companies that report under IFRS so possess knowledge of IFRS.

The needs of other members of the audit committee and the Company generally, are being reviewed in 2010 with the expectation that training at an appropriate level can be completed by the end of 2010.

Control Environment - Internal Control over Financial Reporting (ICFR):

For all accounting policy changes identified, the Company will assess ICFR design and effectiveness implications.

Appropriate changes to ICFR will be implemented as appropriate.

Assessment of ICFR will be performed throughout 2010 as the accounting policy changes are being documented and resolved.  The Company plans to be able to test the new ICFR relating to IFRS conversion in the fourth quarter of 2010.

At the current time, the Company anticipates that many of its ICFR relating to IFRS will form part of its current financial reporting process controls with the key element being management and board understanding of IFRS.  The exact nature of the changes has not yet been determined pending completion of the accounting policy documentation

Control Environment - Disclosure Controls and Procedures:

As the Company progresses through its IFRS conversion process and identifies accounting policy changes, these are to be reported to the public to ensure ongoing communication on the conversion.

Publish the likely impact of conversion on an ongoing basis and revised 2010 results and financial position in public filings during 2011 (i.e. comparative data previously presented under Canadian GAAP will be presented under IFRS).
Brief overview of high-level expected changes to accounting policies is presented in this MD&A (see below). The Company will continue to report updates in its MD&A during 2010.

Business Activities: At the current time, Canadian Zinc has very limited business activities as it continues to seek operating permits for the Prairie Creek Mine site.	Should the business transition to active operations during 2010 or 2011, the Company will seek to adopt accounting policies that comply with IFRS, such as for inventory.	Canadian Zinc will continue to monitor its business activities to determine whether there are changes that will require review under the IFRS conversion process.

Infrastructure – Information Technology:

Canadian Zinc will be required to ensure that its accounting system can capture data that facilitates reporting under IFRS (i.e. information during 2010 that will be reported initially under Canadian GAAP and then under IFRS in 2011 comparatives).
The Company will have to ensure data collected in 2010 can be used in both Canadian GAAP and IFRS reporting.
Management is still evaluating the changes that may be required, and which are mostly expected to be capturing data in more detailed general ledger accounts.  Given that the Company plans to complete its accounting policy review by the third quarter of 2010, it is likely that there will be some revisiting of prior periods to ensure that the capture of data was sufficient for IFRS purposes.

As discussed in the table above, Canadian Zinc has commenced its review of accounting policies and the changes that may be required to current accounting policies under Canadian GAAP.  The following discussion highlights some of the initial findings of this exercise:

IFRS 1, “First Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs.  The various accounting policy choices available are being assessed and those determined to be most appropriate will be implemented.  At the current time, Canadian Zinc expects to apply the following optional exemptions under IFRS 1:  (a) Share-based payments (stock-based compensation) vested as at December 31, 2009 will not be retrospectively applied, (b) financial instruments designated as held for trading under Canadian GAAP will be designated as at fair value through profit or loss (to the extent permitted) in order to maintain the current accounting practice of changes in fair value being reported directly in the statement of operations and (c) decommissioning liabilities included in the cost of property, plant and equipment will be calculated as permitted under IFRS 1 rather than full retrospective application.

Canadian Zinc has also identified, in broad terms, certain key areas of financial reporting which may be significantly affected by the adoption of IFRS.  These are discussed in the table below:

Standards	Difference from Canadian GAAP	Potential Impact

Presentation and Disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards.	The increased disclosure requirements will cause the Company to change financial reporting processes to ensure the appropriate data is collected.
Stock-based Compensation
Under Canadian GAAP, vesting of employee stock options can be recognized on a straight-line basis whereas IFRS requires that each tranche of stock option vesting is treated as having a separate fair value.
The amount of the expense recognized under IFRS may be different to that under Canadian GAAP and is recognized more up-front.
Impairment of long-lived assets
IFRS requires the assessment of asset impairment to be based on discounted cash flows while Canadian GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows.

IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.

The differences in methodology may result in asset impairments upon transition to IFRS. In addition, the potential for asset impairments will increase in the future.
Asset retirement obligations (ARO)
IFRS requires asset retirement obligations to be adjusted to the discount rate in affect at each balance sheet date while GAAP retains the historical discount rate.  In addition, IFRS requires that ARO are accrued for constructive as well as legal obligations.  Canadian GAAP only requires that legal obligations are included.

The ARO recorded under IFRS may be greater than that under Canadian GAAP and the accounting treatment in the future may see more fluctuations in the amount reported.

The above list and related comments should not be regarded as a complete list of changes that will (or could) result from the Company’s transition to IFRS.  It is intended to highlight certain areas that management believes may be most significant; however, the Company’s assessment of the impacts of certain differences is still in process.  The standard-setting bodies of Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and these changes may have a material impact on the Company’s financial statements.  As a result, the final impact on the Company’s financial statements will only be measurable once all of the applicable IFRS standards at the final changeover are known, which is an ongoing process.

Recently Released Canadian Accounting Standards

Recent accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting under Canadian GAAP, are summarized below.

The CICA has issued several new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2010 and later.

Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.”  Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section).  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  A bargain purchase will result in the recognition of a gain.  Acquisition costs will be expensed.  Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests.  These new standards will apply to fiscal years beginning on or after January 1, 2011 with earlier adoption permitted.  The Company expects to adopt the new standards effective January 1, 2010 and does anticipate any material impact to its financial statements unless the Company enters into a business acquisition subsequent to the adoption date.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

For the purposes of U.S. GAAP the Company is considered to be an Exploration Stage Enterprise.  The Company’s financial statements for the year ended December 31, 2009, have been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP.  The material differences between Canadian and U.S. GAAP, in respect of the financial statements for the year ended December 31, 2009, are summarized as follows:

Balance Sheets

	2009	2008

Share capital (Canadian GAAP)	$65,583	$65,621
Increase due to future income tax recovery on renouncement of flow-through shares (b)	4,250	4,250
Decrease due to flow-through share premium paid in excess of market value (b)	(1,531)	(1,531)
Share capital (U.S. GAAP)	$68,302	$68,340

Deficit (Canadian GAAP)	$(46,738)	$(46,127)
Increase due to future income tax recovery on renouncement of flow-through shares (b)	(4,250)	(4,250)
Decrease due to flow through share premium paid in excess of market value (b)	1,531	1,531
Deficit (U.S. GAAP)	$(49,457)	$(48,846)

Statements of Operations

	2009	2008	2007

Net loss and comprehensive loss (Canadian GAAP)	$(611)	$(4,228)	$(9,483)
Flow through share premium reversal (b)	-	-	1,531
Future income tax recovery elimination (b)	-	-	(2,487)
Net loss and comprehensive loss (U.S. GAAP)	$(611)	$(4,228)	$(10,439)

Loss per share - basic and diluted (U.S. GAAP)	$(0.005)	$(0.04)	$(0.09)

Weighted average number of common shares outstanding - basic and diluted (U.S. GAAP)	118,915,812	120,440,062	113,429,078

(a) Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years presented in the financial statements for the year ended December 31, 2009.

(b) Flow-through Shares

Under Canadian GAAP, no liabilities are recorded on flow-through shares until expenditures have been renounced.  Under U.S. GAAP, a liability on flow-through shares is required at the time such shares are issued for the excess of the shares over quoted market value.  This liability is reversed and a deferred tax liability is recognized for U.S. GAAP when the expenditures are renounced.  Under U.S. GAAP, unexpended flow-through funds as at the balance sheet date are separately classified as restricted cash.  At December 31, 2009, there were $Nil in unexpended flow-through funds (2008 - $Nil).

(c) Newly Adopted Accounting Pronouncements

Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” (“ASC 105”).  ASC 105 makes the FASB Accounting Standards Codification the single source of authoritative U.S. accounting and reporting standards, but it does not change accounting principles generally accepted in the United States of America.  ASC 105 was effective for interim and annual periods ending after September 15, 2009. Adoption of ASC 105 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

Fair Value Accounting

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”), which is now included in ASC 820, “Fair Value Measurements and Disclosures.”  FAS 157 defined fair value, established a framework for measuring fair value in generally accepted accounting principles, and expanded disclosures about fair value measurements.  The provisions of FAS 157 were adopted January 1, 2008.

In February 2008, the FASB staff issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”).  FSP FAS 157-2 delayed the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The provisions of FSP FAS 157-2 were adopted by the Company on January 1, 2009 and did not have a material impact on the Company’s financial position, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position157-4,"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" (“FSP 157-4”).  FSP 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Business Combinations

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (“FAS 141(R)”), now included in ASC 805, “Business Combinations,” which retains the requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.  Among the significant changes that FAS 141(R) makes to how the acquisition method is applied include (a) measuring the assets acquired, the liabilities assumed, and any non-controlling interest at their fair values, (b) recognizing assets acquired and liabilities assumed arising from contingencies, (c) recognizing contingent consideration at the acquisition date, measured at its fair value and (d) recognizing a gain in the event of a bargain purchase (instead of negative goodwill).  FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that commences on or after December 15, 2008.  The Company adopted FAS 141 (R) on January 1, 2009 with no impact on the Company’s financial position, results of operations or cash flows.

Subsequent Events

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events” (“ASC 855”).  ASC 855 establishes principles and requirements for events that occur after the balance sheet date, but before the issuance of the financial statements.  ASC 855 requires disclosure of the date through which subsequent events have been evaluated and disclosure of certain non-recognized subsequent events.  ASC 855 is effective for interim and annual periods ending after June 15, 2009.  Adoption of ASC 855 did not have a material impact on the Company’s financial position, results of operations or cash flows.

(d) New Accounting Pronouncements

In June 2009, the FASB issued amendments to ASC Subtopic 810-10-15-13, “Variable Interest Entities” (“ASC 810-10-15-13”) to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements.  The amendment to ASC 810-10-15-13 is effective as of the first fiscal year beginning after November 15, 2009.  The Company does not believe that adoption of the amendment to ASC 810-10-15-13 will impact its financial position, results of operations or cash flows.

In June 2009, the FASB issued FASB Statement No. 166, “Accounting for Transfer of Financial Assets – an amendment of FAS 140” (“FAS 166”) which seeks to enhance the information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. FAS 166 was formally included into the FASB codification in December 2009, under ASC 860, “Transfers and Servicing.”  The amendment is effective as of the first fiscal year beginning after November 15, 2009.  The Company does not believe that adoption of FAS 166 will materially impact its financial position, results of operations or cash flows.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which provides additional guidance to improve disclosures regarding fair value measurements by adding two new disclosure requirements: (1) transfers in and out of Level 1 and 2 measurements and the reasons for the transfers, and (2) a gross presentation of activity within the Level 3 roll-forward.  It also provides clarification on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques.  The new requirements and guidance are effective for periods beginning after December 15, 2009, except for the Level 3 roll-forward which is effective for fiscal years beginning after December 15, 2010.  The Company does not believe that adoption of this guidance will have a material impact to its financial position, results of operations or cash flows.

B.           Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and cash equivalents of $5.197 million, short term investments of $2.246 and marketable securities of $15.382 million (for a total of $22.825 million).  The Company also had a positive working capital balance of $22.476 million.  As at December 31, 2008, the Company had cash and cash equivalents of $9.225 million, short term investments of $11.723 million, marketable securities of $2.024 million and a positive working capital balance of $22.557 million.  The Company’s short term investments at December 31, 2009, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at December 31, 2009 were $401,000 compared to $511,000 as at December 31, 2008.  The current liabilities balance at December 31, 2009 primarily represents costs related to year end matters and studies for the Developer’s Assessment Report that was filed in March 2010 as part of the ongoing Environmental Assessment process for operating permits for the Prairie Creek Mine.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income.  The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and limited summer work program for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated to the permitting process, and in particular, the possibility that external consultants’ time may be required. Canadian Zinc cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in the future to bring the Prairie Creek Mine into production in the future.  If additional capital is needed in the future to continue operations, the Company will primarily seek capital through equity financings; however, such financing may not be available to the Company on acceptable terms or at all due to factors outside the control of the Company, including the then current condition of the financial markets.  If equity financing is not available, the Company may consider alternative sources of financing including debt instruments.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Item 3.D--Risk Factors” section in this Annual Report.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

The Company currently holds marketable securities in Rio Tinto, Vatukoula Gold Mines Plc and Zazu Metals Corporation.  The investments in VGM and Zazu were both acquired during 2009 and represent 98% of the total market value of Canadian Zinc’s marketable securities at December 31, 2009.  Canadian Zinc’s ability to realize these investments (and make a gain) is dependent on the performance of the companies’ shares that have been acquired, which is not certain.

Outlook

The information set forth below consists primarily of forward-looking statements. You should refer to the information under the caption “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” included in this Form 20-F in considering those statements.

For 2010, Canadian Zinc’s primary focus will be to move forward in the permitting process for the operating permits for the Prairie Creek Mine.  Following submission of the Developer’s Assessment Report to the Review Board, Canadian Zinc anticipates responding to queries from the Review Board as well as engaging in ongoing community consultation and liaison.  This has the likelihood of being a lengthy process, as illustrated in this Annual Report in the section at “Item 4.D.--Property, Plant and Equipment--10. Permitting at Prairie Creek.”

The Prairie Creek mine site will re-open in late May / early June 2010. It is expected that site work, including continuation of repair work to the access road and further environmental and engineering studies, will continue at the Prairie Creek Mine during the 2010 season.

In addition, the Company is plans to undertake a deep-hole diamond drill exploration program, estimated at $2 million, to test for possible extension of the main zone at Prairie Creek, approximately 1.5 kilometres north of the last drill hole (PC-95-125). The vein target is projected to occur at a depth of approximately 900 metres below the 870 level (presently the lowest developed underground level) and 1,100 metres below surface. It is planned to also drill off a number of wedges from the initial deep-hole in order to further explore the target area.

The northernmost drill hole (PC-95-124) within the presently defined mineral resource at the Prairie Creek mine returned multiple significant mineralized vein intersections 750 metres down the hole including a 6.3 metre core intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver.  Similar continuous surface geology, along with the presence of surface metal anomalies in soil and the existence of the high grade Rico Showing at surface 2.4 kilometres further north of the planned drill hole, all indicate excellent potential that mineralization may continue at depth north from the existing defined mineral resource.

The Company holds a Land Use Permit, issued by the Water Board, to permit exploration which is valid to September 2012.

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

Summary Quarterly Results (Unaudited):
(thousands of dollars except per share amounts)
Quarter ended	Investment Income $	Net Income (Loss) $	Net (Loss) Income per Common Share – basic and diluted $
December 31, 2009	14	(2,487)	(0.021)
September 30, 2009	16	(1,092)	(0.009)
June 30, 2009	82	3,265	0.027
March 31, 2009	130	(297)	(0.002)
December 31, 2008	201	(1,075)	(0.01)
September 30, 2008	184	(1,671)	(0.015)
June 30, 2008	218	(1,131)	(0.01)
March 31, 2008	296	(351)	(0.005)

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities and invested in marketable securities.  There have been no private placements since July 2007.  In addition, there has been a significant decline in the rate of return for such investments as the current global economic crisis has unfolded.  The net income for the quarter ended June 30, 2009, reflects the increase in fair value of the Company’s investment in Vatukoula Gold Mines Plc.

During the fourth quarter of 2009, the Company continued to focus on permitting activities related to its applications for operating permits, which required numerous studies and reports to be commissioned for submission to the Review Board with the Company’s Developer’s Assessment Report.  The net loss incurred for the fourth quarter of 2009 also reflects a decrease in the carrying value of the Company’s marketable securities on a mark-to-market fair value basis.

E.           Off-Balance Sheet Arrangements

Canadian Zinc has no off-balance sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that will or could have a material effect on the Company’s financial condition, interest income and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.           Tabular Disclosure of Contractual Obligations

The following is a schedule reflecting our aggregate financial commitments as of December 31, 2009:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	360	148	212	-	-
Asset Retirement Obligation (2)	2,383	-	-	-	2,383
Total	2,743	148	212	-	2,383

(1)	Represents rent obligations under operating leases for office space and equipment.
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

The following sets forth the Directors and officers of the Company at May 12, 2010:

Name, Jurisdiction of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned controlled or directed, directly or indirectly (1)
Brian A. Atkins British Columbia, Canada Director	64
Chartered Accountant; Partner at KPMG LLP, Chartered Accountants, from 1978 to 2005; Director of North Shore Credit Union; Member of Independent Review Committee of Inhance Investment Management Inc. until December 2009.
			June 2008	Nil
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	59
Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994; Director of Vatukoula Gold Mines Plc since July 2009.
			November 2001	1,923,909 common shares (1.62%)
John A. MacPherson British Columbia, Canada Director	66	Director and Chairman of Tower Energy Ltd. until 2007; Private Businessman; Director of Vatukoula Gold Mines Plc since July 2009.	May 1999	Nil
Dave Nickerson Northwest Territories, Canada Director	66
Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister
			March 2004	17,500 common shares (0.01%)
Alan B. Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	53	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004	Nil
Martin Rip British Columbia, Canada Chief Financial Officer, Vice President, Finance and Secretary (2)	36
Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since October 2007; Chartered Accountant; former VP Finance and CFO of Pine Valley Mining Corporation (February 2005 – June 2007); Senior Manager – Grant Thornton LLP (March 2001 – February 2005).
			N/A	Nil
(1) The information as to common shares beneficially owned, controlled or directed by the above-named directors as at the date hereof, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) Martin Rip resigned from employment with the Company with effect from June 4, 2010.

As at May 12, 2010, the Directors and senior officers as a group beneficially own, directly or indirectly, approximately 1.63% of the outstanding common shares of the Company.

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

Compensation of Executive Officers.

Summary Compensation Table. The following table (presented in accordance with Canadian National Instrument 51-102F6) sets out total compensation paid in respect of the individuals who were, at December 31, 2009, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of the Company (the "Named Executive Officers").  No other executive officers of the Company were in receipt of total compensation in excess of $150,000 during the financial year ended December 31, 2009.

Name And Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (3) ($)	Total Compensation ($)
					Annual incentive plans(2)	Long-term incentive plans
John F. Kearney Chairman, President and CEO (4)	2009 2008	150,000 155,000(5)	Nil Nil	50,000 Nil	25,000 Nil	Nil Nil	Nil Nil	Nil Nil	225,000 155,000
Alan B. Taylor COO (4)	2009 2008	174,720(6) 168,000	Nil Nil	50,000 Nil	25,000 Nil	Nil Nil	Nil Nil	Nil Nil	249,720 168,000
Martin Rip CFO	2009 2008	144,000 144,000	Nil Nil	30,000 Nil	12,500 Nil	Nil Nil	Nil Nil	Nil Nil	186,500 144,000

(1)
The value of option-based awards represents the grant date fair value of the stock options awarded. For fiscal 2009, the Company granted stock options on March 27, 2009 which were valued using the Black-Scholes valuation model with the following assumptions: (i) Dividend yield – 0%, (ii) Risk free interest rate – 1.9%, (iii) Expected option life – 4 years and (iv) Expected volatility – 83%.  The grant date fair value and the fair value for accounting purposes reported in the Company’s financial statements for the year ended December 31, 2009 were the same.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.  The amounts awarded were paid to the Named Executive Officers in 2009.

(3)	Perquisites have not been included, as the do not exceed 10% of total salary for the financial years presented.
(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.
(5)	$30,000 of the total salary was paid to a private company controlled by John Kearney.
(6)	$6,720 of Alan Taylor’s salary in 2009 related to unused vacation pay that was paid out.

Structure of Executive Compensation

The Company does not have a formal compensation plan in place for its Executive Officers.  The Company is in the exploration and development stage and does not generate revenues from operations.  Accordingly, the use of traditional performance standards, such as corporate profitability, is not considered by the Compensation Committee to be appropriate in the evaluation of corporate or executive performance.

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

For 2009, the Company did not set formal, person-specific, performance goals for the Named Executive Officers.  Goals and objectives for the Company are typically set through discussions at board meetings, and senior management will then work to achieve the objectives that have been set.  Follow-up on progress would typically take place at subsequent board meetings.  Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

While the Company does not actively benchmark its compensation programs for executive officers, and the individual components thereof, it does review compensation levels within the industry primarily through the use of third-party “Compensation Reports,” which are available through certain consulting firms.  These reports typically include information for larger mining companies but do assist the Committee and the Company in determining approximately the salary levels and other benefits in place across the industry.

Base Salary.  The Company provides executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment.  Base salaries are reviewed annually by the Compensation Committee.  The Compensation Committee reviewed the base salaries of the Named Executive Officers for 2009 and determined that they would remain unchanged from the prior year, especially given the financial crisis of late 2008.  The salaries were considered to be reasonable for the level of experience and skills of each Named Executive Officer.

Stock Options.  The grant of stock options to purchase common shares of the Company, pursuant to the Company’s Stock Option Plan is an integral component of executive officer compensation packages.  The Company's stock option plan is administered by the board of directors of the Company, with option grants being recommended by the Compensation Committee to the Board.  The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

The Named Executive Officers each received a grant of stock options on March 27, 2009.  The grant date fair value of the options awarded has been disclosed in the Summary Compensation Table (above).  In awarding the stock options, the Committee considered the appropriate number and percentage of options that should be awarded to each Named Executive Officer relative to the total number of shares issued and stock options granted.

Other incentives.  The Company does not have a formal annual incentive bonus plan in place.  Any award of a bonus to executive officers is entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee.  In considering the payment of a discretionary bonus to executive officers, the Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate.  As discussed above, there are no specific individual performance targets set ahead of time when determining additional payments such as bonuses.

The bonus amounts paid to the Named Executive Officers for the year ended December 31, 2009, were determined based on the overall accomplishments made in 2009, including the completion and ongoing progress of the permit applications for the Prairie Creek Project and the completion of strategic investments and reflect the overall view of the Committee of the contributions made by the Named Executive Officers during the year ended December 31, 2009.

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

Defined Benefit or Actuarial Plan Pension Plan.  The Company does not have a defined benefit or actuarial pension plan.

Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John F. Kearney	1,000,000 200,000 500,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014	Nil Nil 45,000	N/a	N/a
Alan B. Taylor	700,000 200,000 500,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014	Nil Nil 45,000	N/a	N/a
Martin Rip	300,000 300,000	0.94 0.23	Oct 15, 2012 Mar 27, 2014	Nil 27,000	N/a	N/a

Incentive plan awards – value vested or earned during the year ended December 31, 2009

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	21,250	N/a	25,000
Alan B. Taylor	21,250	N/a	25,000
Martin Rip	12,750	N/a	12,500
(1)
The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted in 2009 had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.  The amounts awarded were paid to the Named Executive Officers in 2009.

Stock Option Plan.

Under the stock option plan of the Company (the “Stock Option Plan”), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services (“Service Providers”) for the Company or any entity controlled by the Company.  In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company and the appropriate number and percentage of options that should be awarded and held by each party granted options relative to the total number of shares issued and stock options granted.

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

The Company entered into an Employment Agreement dated effective January 1, 2010 (the “Taylor Agreement”) with Mr. Alan Taylor for his continuing services as an officer of the Company.  Certain provisions in the Taylor Agreement deal with events around termination of employment and change in responsibilities following a change of control.  Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination.  In the event of a change of control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the change of control, Mr. Taylor is entitled to receive, in addition to termination pay, a further amount equal to twenty-four months of his then current annual salary.

 A summary of the potential payments to Mr. Taylor, based on his current salary, is illustrated below:

Termination without cause - $257,040.
Termination without cause or resignation following a change of control - $599,760.

The Company entered into an Employment Agreement effective October 15, 2007 (the “Rip Agreement”) with Mr. Martin Rip for his continuing services as an officer of the Company.  Certain provisions in the Rip Agreement deal with events around termination of employment and change in responsibilities following a change of control.  Should Mr. Rip’s employment with the Company be terminated without cause prior to October 15, 2011, Mr. Rip is entitled to receive six months termination pay at his then current salary.  If his employment is terminated without cause on or after October 15, 2011 this amount increases to one year of termination pay.  In the event of a change of control and subsequent termination or constructive dismissal within 12 months of the change of control, Mr. Rip is entitled to receive, in addition to termination pay, a further amount equal to six months of his then current annual salary.

A summary of the potential payments to Mr. Rip, based on his current salary, is illustrated below:

Termination without cause prior to October 15, 2011 - $73,440.
Termination without cause following a change of control prior to October 15, 2011 - $146,880.

Termination without cause subsequent to October 14, 2011 - $146,880.
Termination without cause following a change of control subsequent to October 15, 2011 - $220,320.

Martin Rip resigned as Chief Financial Officer of the Company with effect from June 4, 2010.

Employment Contracts.

The Company has no contracts with directors or executive officers except for the Rip and Taylor Agreements as described above.

Indebtedness of Directors and Senior Officers.

No director or Senior Officer of the Company, or associate or affiliate of any such director or senior officer is indebted to the Company.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2009.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins	21,000	N/a	30,000	Nil	N/a	Nil	51,000
John MacPherson	25,500	N/a	30,000	Nil	N/a	Nil	55,500
Dave Nickerson	19,000	N/a	30,000	Nil	N/a	Nil	49,000

(1)
The value of option-based awards represents the grant date fair value of the stock options awarded. For fiscal 2009, the Company granted stock options on March 27, 2009 which were valued using the Black-Scholes valuation model with the following assumptions: (i) Dividend yield – 0%, (ii) Risk free interest rate – 1.9%, (iii) Expected option life – 4 years and (iv) Expected volatility – 83%. The grant date fair value and the fair value for accounting purposes reported in the Company’s financial statements for the year ended December 31, 2009 were the same.

The Company pays each director, other than directors that are also executive officers, an annual fee of $10,000 (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended.  The Chair of a committee (i.e. audit or compensation committee) receives an additional $500 per meeting attended.  An aggregate of $65,500 was paid to directors for their services as directors during 2009.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board of Directors of the Company, and will be compensated on a basis to be negotiated.  Effective July 1, 2009, John MacPherson agreed to Chair an informal Corporate Development Sub-Committee to report to the Board on corporate acquisition related activities for an annual retainer of $12,000.  The fees earned for these services have been included in the table above.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian A. Atkins	300,000	0.23	Mar 27, 2014	27,000	N/a	N/a
John MacPherson	400,000 200,000 300,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014	Nil Nil 27,000	N/a	N/a
Dave Nickerson	300,000 200,000 300,000	0.60 0.90 0.23	Jan 14, 2010 Dec 13, 2011 Mar 27, 2014	Nil Nil 27,000	N/a	N/a

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins	12,750	N/a	Nil
John MacPherson	12,750	N/a	Nil
Dave Nickerson	12,750	N/a	Nil
(1) The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted in 2009 had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

The Company has no plans other than the Company's stock option plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  Directors are eligible to participate in the stock option plan.  During the financial year ended December 31, 2009, 300,000 stock options were granted to each of the directors of the Company.

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

The Company does not have an appointed lead director.  However, three of the five board members of the Company are independent and this is considered sufficient at the current time to enable the Board to carry out its duties and responsibilities.

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

Compensation Committee. The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. Pursuant to its Charter, the Compensation Committee has, among others, the following responsibilities:

•	Review and make recommendations to the Board regarding the Company’s compensation plans, including with respect to incentive-compensation plans and equity-based plans, policies and programs.
•	Review the level and form of Director’s compensation and recommend changes to the Board for consideration and approval.
•
Review and monitor the Company’s employee and management compensation and benefit plans and policies, provide oversight of any employee benefit plan, and review and approve the compensation of the Company’s executive officers.

•
Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and establish the individual elements of the CEO’s total compensation based on this evaluation.

•
Review and make recommendations to the Board with regard to grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under the Company’s stock option, incentive-compensation and equity-based plans (as applicable).

•
Review and make recommendations for the Board, when and if appropriate, of employment agreements, severance agreements and change in control provisions / agreements for the CEO and other executive officers.

During 2009, the Compensation Committee was comprised of Brian Atkins, John MacPherson and Dave Nickerson.  All members of the Compensation Committee are considered independent.  The Committee makes recommendations to the Board with respect to the compensation of the President and Chief Executive

Officer.  The Compensation Committee meets as requested by the Board or the Chief Executive Officer, or as considered desirable by the Committee.  The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities. The Compensation Committee has not retained a compensation consultant or advisor since the beginning of the 2006 financial year, except that a recruitment consultant was retained to assist in the search for a Chief Financial Officer during 2007.

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

The Audit Committee, during 2009 and as at the date of this Annual Report, is composed of Brian Atkins, Dave Nickerson and John MacPherson.  The Company considers each member of the Audit Committee to be financially literate and independent for the purposes of National Instrument 52-110 (“NI 52-110”).

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

Pre-approval Policies and Procedures. The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the audit committee is informed of each particular service.  All of the engagements and fees for Fiscal 2008 and 2009 were approved by the Audit Committee.  The Audit Committee reviews with the auditors whether the non-audit services to be provided are compatible with maintaining the Auditor’s independence.

Since the commencement of the Company’s most recently completed financial year (January 1, 2009) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

D.           Employees

The average number of employees at the Company for each of the last three years is summarized in the table below:

TOTAL

December 31, 2009	13
December 31, 2008	19
December 31, 2007	18

In 2009, the Company had an annualized average of 13 employees. 6 employees were based in the Company’s corporate offices, 3 employees were based in local Community Liaison Offices and 4 employees were based at the Prairie Creek Mine site.  In addition, the Company utilizes the services of contractors to assist in certain tasks and projects.

In 2008, the Company had an average of 19 employees consisting of 11 primarily working on the Prairie Creek Mine project, 2 Community Liaison Representatives and 6 based in the Company’s corporate offices.  As at December 31, 2008, the Company had reduced its employee numbers to 10, being 6 corporate positions and 4 related to community affairs and the Prairie Creek Mine.

For the year ended December 31, 2007, the average number of employees at the Prairie Creek Mine Site was thirteen compared to nine for fiscal 2006. An average of five full-time employees in 2007 were employed in administrative and management roles at the Company.

E.           Share Ownership

The share ownership of those persons listed in “Item 6.B.--Compensation” is shown on the table included in “Item 6.A.--Directors and Senior Management.” Details of all options to purchase shares of the Company held by directors and officers of the Company at May 12, 2010, are detailed in the table below.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Brian A. Atkins	300,000 300,000	0.23 0.45	Mar 27, 2014 May 11. 2015
John F. Kearney	200,000 500,000 1,300,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 11, 2015
John MacPherson	200,000 300,000 500,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 11, 2015
Dave Nickerson	200,000 300,000 400,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 11, 2015
Alan B. Taylor	200,000 500,000 1,000,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 11, 2015
Martin Rip	300,000 300,000	0.94 0.23	Sep 2, 2010(1) Sep 2, 2010(1)

(1)	Mr. Rip’s stock options will expire 90 days following his resignation from the Company with effect from June 4, 2010.
(2)	The options expiring on May 11, 2015 were granted by the Company on May 12, 2010.

The Company has a stock option plan (the “Stock Option Plan”) whereby options to purchase common shares of the Company may be granted to employees, officers and directors of the Company and other persons or companies engaged to provide ongoing management or consulting services (“Service Providers”) for the Company.  In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of Canadian Zinc.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information regarding the share ownership of the Company as of May 12, 2010 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares.

Name of Owner	Number of Common Shares	Percentage
Sprott Asset Management Inc.(1)	17,652,033(1)	14.8%

(1)           Based upon information contained in the most recent Schedule 13G/A form filed with the United States Securities and Exchange Commission dated January 26, 2010 as filed on IDEA (formerly EDGAR).

As of May 12, 2010, the Directors and Senior Officers of the Company as a group beneficially own, directly or indirectly, approximately 1.63% of the outstanding common shares of the Company.

As of April 30, 2010, approximately 1.9%, or 2.3 million of the Company’s outstanding common shares were held in the United States by 89 holders registered on the books of the Company’s transfer agent.

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

B.           Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2009, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)           enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, other than rent expense as set out in Note 17 to the Financial Statements for the year ended December 31, 2009.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 17 for the Company’s Financial Statements.

Percentage of Export Sales.  The Company is currently in a pre-production phase and accordingly makes no export sales.

Legal Proceedings.  The Company is not a party, nor has it been a party in the recent past, to any legal or arbitration proceedings (including governmental proceedings, except as relates to permitting matters as discussed in this Annual Report at “Item 4.D Property, Plants and Equipment--10. Permitting at Prairie Creek”) which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. None of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or have a material interest adverse to the Company in any legal or arbitration proceeding.

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

Trading on the TSX. The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2009.

Year Ended	High CDN$	Low CDN$
December 31, 2009	0.38	0.16
December 31, 2008	0.77	0.13
December 31, 2007	1.12	0.58
December 31, 2006	1.63	0.53
December 31, 2005	0.88	0.25

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2009 and the quarter ended March 31, 2010.

Quarter Ended	High CDN$	Low CDN$
March 31, 2010	0.56	0.31
December 31, 2009	0.38	0.275
September 30, 2009	0.34	0.21
June 30, 2009	0.36	0.165
March 31, 2009	0.24	0.165
December 31, 2008	0.37	0.13
September 30, 2008	0.65	0.30
June 30, 2008	0.66	0.35
March 31, 2008	0.77	0.49

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
April 30, 2010	0.53	0.435
March 31, 2010	0.56	0.395
February 28, 2010	0.445	0.37
January 31, 2010	0.45	0.31
December 31, 2009	0.355	0.295
November 30, 2009	0.355	0.29

Trading on the OTC BB. The following table sets forth the high and low sale prices on the OTCBB for the common shares for the last five fiscal years ended December 31, 2009.

Year Ended	High U.S.$	Low U.S.$
December 31, 2009	0.3509	0.12
December 31, 2008	0.80	0.082
December 31, 2007	1.05	0.48
December 31, 2006	1.32	0.08
December 31, 2005	0.75	0.28
The following table sets forth the high and low sale prices on the OTCBB for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2009 and the quarter ended March 31, 2010.

Quarter Ended	High U.S.$	Low U.S.$
March 31, 2010	0.53	0.281
December 31, 2009	0.3509	0.24
September 30, 2009	0.34	0.18
June 30, 2009	0.32	0.125
March 31, 2009	0.199	0.12
December 31, 2008	0.40	0.082
September 30, 2008	0.63	0.28
June 30, 2008	0.65	0.34
March 31, 2008	0.80	0.48

The following table sets forth the high and low sales prices on the OTCBB for the common shares for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
April 30, 2010	0.495	0.43
March 31, 2010	0.53	0.345
February 28, 2010	0.415	0.345
January 31, 2010	0.42	0.281
December 31, 2009	0.349	0.24
November 30, 2009	0.35	0.29

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

In the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO investor, the investment would be reviewable if the value of the assets of the Company equaled or exceeded $299 million, the threshold established for 2010.  (In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.)  A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

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

For individuals whose entire income from sources outside the United States consists of qualified passive income where the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed US$300 (US$600 in the case of a joint return) and for whom an election is made under section 904(j), the limitation on credit does not apply.

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

The Company does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

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

Market Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change.  Based upon the Company’s portfolio at December 31, 2009, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (or decrease) to net loss of approximately $1.538 million.

Interest Rate Risk

Included in the Company’s net loss for the year ended December 31, 2009 is investment income on the Company’s cash and cash equivalents and short-term investments.  If interest rates throughout the year had been 100 basis points (1%) lower (higher) then net loss would have been approximately $148,000 higher (lower).  The Company does not have any debt obligations which expose it to interest rate risk.

Foreign Currency Risk

The Company holds certain marketable securities and cash from sale of marketable securities that are denominated in U.S. dollars and which, as held for trading assets, impact the Company’s net loss as a result of being marked to market at each reporting period. The Company estimates that, based upon the cash and marketable securities held at December 31, 2009, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian and U.S. dollar, the Company’s net loss would be $8,000 higher (or lower).  The Company also holds marketable securities denominated in U.K. pounds sterling.  Based upon the marketable securities held at December 31, 2009, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian  dollar and U.K. pound sterling, the Company’s net loss would be $83,000 higher (or lower).

Credit Risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash.  The total value of these items at December 31, 2009 is $23.039 million.  Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in a credit risk.  The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.  Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the current concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company.  At December 31, 2009, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested in five financial institutions.

Liquidity Risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due.  As at December 31, 2009, the Company had positive working capital of $22.476 million.  Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.  However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production.  Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

B.           Qualitative Information about Market Risk

The Company’s primary risk exposure relates to its marketable securities held in the following companies: (i) Rio Tinto Plc (denominated in U.S. dollars), (ii) Vatukoula Gold Mines Plc (denominated in United Kingdom Pounds Sterling) and (iii) Zazu Metals Corporation (held in Canadian dollars). The market price of these shares and the amounts reported by the Company are dependent on many underlying factors including, but not limited to, commodity prices and foreign exchange rates relative to the Canadian dollar.  The Company monitors its portfolio and regular updates are provided to management and the Board of Directors (at least monthly).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A-C.

Not applicable.

D.           American Depositary Shares

Not Applicable – the Company does not have any American Depositary Shares in issuance.

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

Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of December 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2009, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure..

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

Internal Control over Financial Reporting.  The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2009.

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

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

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

Attestation Report of the Registered Public Accounting Firm.  Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2009, and expressed an unqualified opinion thereon.  Ernst & Young LLP has also expressed an unqualified opinion on the effective operation of the Company’s internal control over financial reporting as of December 31, 2009.

The attestation report provided by Ernst & Young LLP is included with their audit report to the financial statements for the year ended December 31, 2009 which are filed as an Exhibit to this Annual Report.

Changes in Internal Controls over Financial Reporting.  The Company continues to review and assess its internal controls over financial reporting.  There were no changes made to the Company’s internal control over financial reporting during the year ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2009.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable for the fiscal years ended December 31, 2009 and 2008 to Ernst & Young LLP, Independent Registered Chartered Accountants, are detailed below.

	Year Ended December 31, 2009	Year Ended December 31, 2008
Audit Fees (1)	$136,600	$135,170
Audit-Related Fees (2)	$Nil	$Nil
Tax Fees (3)	$Nil	$Nil
All Other Fees	$Nil	$Nil
Totals	$136,600	$135,170

(1)	“Audit Fees” represent fees for the audit of the annual financial statements, and review in connection with the statutory and regulatory filings.
(2)	“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2009 and 2008 were approved by the Audit Committee.  The Audit Committee reviews with the Auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16.D	EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

A summary of the monthly purchases under the Bid is presented below:

Period	Total number of shares purchased (#)	Average Price Paid per Share ($)	Total number of shares purchased as part of publicly announced Bid (#)	Maximum number of shares that may yet be purchased under the Bid (#)
May 2008	Nil	N/a	Nil	5,000,000
June 2008	Nil	N/a	Nil	5,000,000
July 2008	Nil	N/a	Nil	5,000,000
August 2008	Nil	N/a	Nil	5,000,000
September 2008	342,500	0.34	342,500	4,657,500
October 2008	204,000	0.27	546,500	4,453,500
November 2008	303,500	0.19	850,000	4,150,000
December 2008	866,000	0.17	1,716,000	3,284,000
January 2009	Nil	N/a	1,716,000	3,284,000
February 2009	10,000	0.20	1,726,000	3,274,000
March 2009	28,500	0.19	1,754,500	3,245,500
April 2009	30,000	0.17	1,784,500	3,215,500
May 2009	Nil	N/a	1,784,500	3,215,500

Effective June 1, 2009, the Company renewed its Bid pursuant to which the Company could purchase up to a maximum of 5,000,000 common shares in the capital of the Company until May 31, 2010.  To date, no common shares have been purchased under the renewed Bid.

ITEM 16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

FINANCIAL STATEMENTS
Independent Auditor’s Report on Financial Statements and Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) March 26, 2010
Balance Sheet
Statements of Operations, Comprehensive Income and Deficit
Statements of Cash Flows
Statements of Shareholders’ Equity
Notes to Financial Statements

EXHIBITS
Exhibit Number	Description of Document
1.1*	Notice of Articles (of Incorporation)
1.2*	Articles (Bylaws)
4.2*	Purchase Agreement between Titan Logix Corp. and Canadian Zinc Corporation dated January 29, 2004.
4.3*	10% Rolling Stock Option Plan
4.4*	Employment Agreement between the Company and Martin Rip dated October 15, 2007.
4.5*	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan.
4.6*	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan.
4.7	Employment Agreement between the Company and Alan Taylor dated January 1, 2010.
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.1	Annual Information Form as at March 26, 2010 for the Fiscal Year ended December 31, 2009.
15.2	Management’s Discussion and Analysis for the year ended December 31, 2009 dated March 26, 2010.

*These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-22216).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 13th day of May, 2010.

CANADIAN ZINC CORPORATION
“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director