Form 20-F
CANADIAN ZINC CORP
filed 2011-05-02
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
              For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________   to  ______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report………….

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

130,448,492 Common Shares, without par value, as at December 31, 2010

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

CONVENTION

MEASUREMENT CONVERSION INFORMATION

GLOSSARY OF NAMES AND TERMS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

PART I 6

ITEM 1.                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 6
ITEM 2.                     OFFER STATISTICS AND EXPECTED TIMETABLE 6
ITEM 3.                     KEY INFORMATION 6
ITEM 4.                     INFORMATION ON THE COMPANY 19
ITEM 5.                     OPERATION DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 73
ITEM 6.                     DIRECTORS,  SENIOR MANAGEMENT AND EMPLOYEES 82
ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 88
ITEM 8.                     FINANCIAL INFORMATION 88
ITEM 9.                     THE OFFER AND LISTING 89
ITEM 10.                   ADDITIONAL INFORMATION 89
ITEM 11.                   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 89
ITEM 12.                   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 89

PART II 89

ITEM 13.                     DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES 89
ITEM 14.                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 89
ITEM 15.                     CONTROLS AND PROCEDURES 89
ITEM 16.                     [RESERVED]  89
ITEM 16.A                  AUDIT COMMITTEE FINANCIAL EXPERT 89
ITEM 16.B                   CODE OF ETHICS 89
ITEM 16.C                   PRINCIPAL ACCOUNTANT FEES AND SERVICES  89
ITEM 16.D                   EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES 89
ITEM 16.E                    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 90
ITEM 16.F                    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT 90
ITEM 16.G                    CORPORATE GOVERNANCE 90

PART III 91

ITEM 17.                     FINANCIAL STATEMENTS 91
ITEM 18.                     FINANCIAL STATEMENTS 91
ITEM 19.                     EXHIBITS  91

SIGNATURES 91

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

References throughout this Annual Report to a fiscal year refer to the fiscal year ended on December 31 of that year.  “Fiscal 2010,” for example, refers to the fiscal year ended December 31, 2010.

The Company’s financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as disclosed in Note 20 to the financial statements for the fiscal year ended December 31, 2010.  All references to “dollars” or “$” in this Annual Report are to Canadian dollars (“CDN”) and all references to “U.S. Dollars” or “US$” are to the currency of the United States of America.  Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. Dollar amounts at specified rates.

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

A.           Selected Financial Data

The following table sets forth our selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto as at December 31, 2010, 2009, 2008, 2007 and 2006.  The Company’s financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP; a discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 20 to the audited financial statements.  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.  The selected financial data set forth below should be read in conjunction with “Item 5--Operating and Financial Review and Prospects,” and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data
(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2010	2009	2008	2007	2006
Amounts in accordance with Canadian GAAP:
Net income (loss)	$ 18,407	$ (611)	$ (4,228)	$ (9,483)	$ (7,723)
Basic and diluted income (loss) per share	0.15	(0.005)	(0.04)	(0.08)	(0.08)
Total assets	53,463	29,152	29,521	34,391	35,272
Net assets	51,921	27,513	27,848	31,909	33,428
Net working capital	46,657	22,476	22,557	27,432	29,143
Capital stock	70,591	65,583	65,621	65,964	59,365
Contributed surplus	9,661	8,668	8,354	7,844	6,479
Dividends declared (per share)	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Weighted average number of common shares outstanding – basic	122,561,368	118,915,812	120,440,062	113,429,078	94,734,979
Weighted average number of common shares outstanding – diluted	124,724,308	118,915,812	120,440,062	113,429,078	94,734,979
Number of common shares outstanding	130,448,492	118,900,563	118,969,063	120,213,962	107,590,212

Amounts in accordance with U.S. GAAP:
Net income (loss)	$ 18,407	$ (611)	$ (4,228)	$ (10,439)	$ (9,486)
Basic and diluted income (loss) per share	0.15	(0.005)	(0.04)	(0.09)	(0.10)
Total assets	53,463	29,152	29,521	34,391	35,272
Net assets	51,682	27,513	27,848	31,909	31,897
Net working capital	44,157	22,476	22,557	27,432	29,143
Capital stock	73,071	68,302	68,340	68,683	57,834
Contributed surplus	9,661	8,668	8,354	7,844	6,479
Dividends declared (per share)	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Weighted average number of common shares outstanding – basic	122,561,368	118,915,812	120,440,062	113,429,078	94,734,979
Weighted average number of common shares outstanding –diluted	124,724,308	118,915,812	120,440,062	113,429,078	94,734,979
Number of common shares outstanding	130,448,492	118,900,563	118,969,063	120,213,962	107,590,212

See “Item 5.A.--Operating Results--Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations” for comments on the reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Annual Report.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2006 to December 31, 2010 were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Years ended December 31
	2010	2009	2008	2007	2006
High	1.0054	0.9748	1.0241	1.0852	0.9105
Low	0.9307	0.7698	0.7731	0.8435	0.8531
Average	0.9706	0.8757	0.9381	0.9303	0.8817
End of Period	1.0069	0.9515	0.8210	1.0088	0.8581

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Monthly
	October ‘10	November ‘10	December ‘10	January ‘11	February ‘11	March ‘11
High	0.9952	1.0000	1.0054	1.0133	1.0294	I) 1.0323
Low	0.9691	0.9741	0.9828	0.9985	1.0042	II) 1.0083

The exchange rate on April 28, 2011 was 1.0514.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons For The Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following is a discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.  This discussion is also described in Section 4 of the Company’s Annual Information Form dated March 16, 2011 filed as Exhibit 15.1 hereto and incorporated herein by reference.

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

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

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

The Prairie Creek mine is encircled by the newly expanded Nahanni National Park Reserve.  However, an area of approximately 300 km2 immediately surrounding the Prairie Creek Mine is specifically excluded from the Park.  In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road.  The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area.  There can be no guarantee the Company will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

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

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation cost. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this Annual Information Form at “3.1.11. Environmental Matters--Environmental Obligations.”

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

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or ongoing serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

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

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

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

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008.  A Project Description Report is not a Feasibility Study.  The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report.  The Resource Estimation in the Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.  In February 2011 the Company engaged SNC-Lavalin Inc. to complete a Feasibility Study on the Prairie Creek Mine.

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

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

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

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claim in which the Company has an interest has not been surveyed and, accordingly, the precise location of the boundaries of the claim and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. The claim has not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

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

Vatukoula Gold Mines Plc (“VGM”)

As discussed in this Annual Report at “Item 4.B--Business Overview”,  in 2009 the Company acquired an interest in Vatukoula Gold Mines Plc (“VGM”), which operates the Vatukoula Gold Mine in Fiji.  Operations in Fiji add increased risks to the Company’s business affairs.  Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies.  In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars.  The parent company in the VGM group is based in the United Kingdom and reports in Pounds Sterling.  The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM.  As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets.  Adverse changes in these prices could have a material impact on the operations of VGM.

Requirements of the Sarbanes-Oxley Act

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As of December 31, 2010, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting.  If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

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

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $28.331 million under Canadian GAAP through December 31, 2010.  There can be no assurance that the Company will be able to operate profitably during future periods.  If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and development plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2010, and April 29, 2011, there were 130,448,492 and 130,813,342 common shares respectively, outstanding.  As of December 31, 2010, the Company had 7,500,000 share purchase options and 431,893 warrants outstanding allowing the holders to purchase 7,931,893 common shares.  Directors and officers of the Company hold 5,550,000 of these share purchase options, contractors and employees of the Company hold 1,950,000 share purchase options and brokers hold 431,893 share purchase warrants.  The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

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
- 2010: The Company raised $5.0 million (net of share issue costs) through the private placement of shares and the exercise of share purchase warrants and employee stock options.

Investments in Other Companies. During 2009, the Company invested a significant portion of its available financial resources in the common shares of other mining or exploration/development companies. During 2010, the Company sold a small portion of the common shares purchased in 2009 and recorded a gain on the sale. These are described at “Item 4.B. Business Overview--Other business opportunities.”

Principal Capital Expenditures.  With regards to plant and equipment, the Company’s principal capital expenditures during the three most recent fiscal years have amounted to a total of approximately $866,000, which primarily relates to mobile equipment at Prairie Creek.

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

Technical Report Mineral Resource Estimation.  In October 2007, an updated Technical Report (the “Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program.  The Report verifies and confirms the previous historical resource estimate completed by MRDI in 1998 and notes significant upgrades in resource categories.  The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper.  In addition, the Report confirms that there remains a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.  Cautionary Note to U.S. Investors: Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic or legal viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources” included immediately after the table of contents in this Annual Report.

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

Recent Activity at Prairie Creek. During both 2008 and 2009, progress was made on reopening and rehabilitating part of the road (approximately 30 kilometres) which connects the Prairie Creek Mine to the Liard Highway (a total distance of approximately 170 kilometres).  A new base for the roadbed was re-established along the Prairie Creek River, immediately north of the mine site and to further protect the road bed from any future erosion in proximity to the Prairie Creek water course.

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

The Company also examined various operating alternatives including mine planning, processing and tailings disposal studies.  The work undertaken in conjunction with SNC-Lavalin Inc., focused on detailed mine planning and scheduling, process design, including a new dense media separation system, and underground tailings disposal.

During 2010 work at the Prairie Creek mine site included continuing care and maintenance, environmental monitoring programs, road construction and repair, and a diamond drill exploration program.  Further repair work to the mine access road was completed, specifically adjacent to the Prairie and Funeral creeks.  Engineering assessments along the road access route, including terrain, vegetation and creek crossing studies, were carried out by various consultants during 2010.  In addition a new eight kilometre long access road to the new drill pad at Casket Creek was constructed.

In 2010, the Company completed 2,703 metres of drilling in three holes designed to test for extensions of the inferred vein mineral resource to the north of the Prairie Creek Mine, where the host geology and structure are projected to continue at depth, approximately 1.5 kilometres north of the last drill hole within the currently defined mineral resource. The 2010 deep drilling exploration program confirmed the presence of the host Whittaker geological formation at the projected horizon, about four kilometres north of the Prairie Creek Mine portal, and the potential vein target, projected to lie at a down hole depth of about 1,500 metres, remains untested.  It is anticipated that the deep hole exploration program will continue in 2011.

In 2008 the Company signed a Memorandum of Understanding with Parks Canada Agency with regard to the expansion of the Nahanni National Park Reserve and the development of the Prairie Creek Mine.  In 2009 the Nahanni National Park was expanded by 30,000 square kilometers.  The enlarged Park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine.  However, the Mine itself and a large surrounding area of approximately 300 square kilometers are specifically excluded from the Park and are not part of the expanded Park. The Canada National Parks Act was amended solely for the Nahanni National Park specifically for the purpose of providing access to the Prairie Creek Area. The exclusion of the Prairie Creek Mine from the Nahanni National Park Reserve expansion area has brought clarity to the land use policy objectives for the region.

In 2008 Memoranda of Understanding were signed with, the Liidlii Kue First Nation and the Nahanni Butte Dene Band.  Throughout 2009 and 2010, the Company continued its discussions and engagement with these local communities to establish mutually beneficial, cooperative and productive relationships and commenced negotiations towards concluding impact benefit agreements.

On January 20, 2011 the Company signed The NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT between Canadian Zinc Corporation and the Nah?a Dehe Dene Band  (Nahanni Butte Dene Band) which provides  for an ongoing working relationship that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.  The Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties.

The Company believes that these important agreements will lead to co-operative and beneficial relationships with the Parks Canada Agency and with these local communities and will assist in advancing the Prairie Creek Mine towards production.

In February 2011 the Company engaged SNC-Lavalin Inc., (“SNC”) of Vancouver to complete a Feasibility Study on the Prairie Creek Mine.  It is expected that the Feasibility Study will be completed before the end of 2011 and will allow CZN to base financing decisions.  The additional capital costs for the proposed new facilities and equipment to place the Prairie Creek Mine into production will be estimated in the Feasibility study.  The Company currently anticipates that the capital costs will be in the range of $80 - $100 million, depending on final project design and conditions in the operating permits.

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

Throughout the years 2006 through 2011, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, principally in the permitting process.

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

The Company submitted its Developer’s Assessment Report (“DAR”) for filing with the Review Board in March 2010 and on May 20, submitted an Addendum to the DAR to the Review Board.  In a subsequent letter, dated May 28, 2010, the Review Board determined the DAR to be in conformity with the Terms of Reference.

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

Following the submission and acceptance of the DAR, the Environmental Assessment proceeded with the first round of Information Requests.  A total of 131 Information Requests from various government departments and regulatory agencies were received on July 23, 2010. The Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010.  A series of Technical Meetings involving all interested parties were then held by the Review Board in the community of Dettah, near Yellowknife, over three days from October 6 to 8, 2010, at which detailed technical reviews and discussions were carried out.

On October 20, 2010 the Review Board published the invitation for a Second Round of Information Requests, focusing on the information presented during the Technical Meetings.  A further 53 Information

Requests were received from government departments and regulatory agencies by the end of October 2010.  The Second Round Information Requests largely focus on water quality questions, including mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed.

To adequately address a number of the Information Requests relating to site water management new bulk rock and water samples were collected from underground at the Prairie Creek Mine in order to perform more locked-cycle flotation tests to produce representative mill process water.  The mill process water was further analyzed and tested to aid in determining the optimum water treatment scheme for the proposed mining operations.  Additional site studies relating to hydraulic engineering, water storage pond facility, groundwater and transportation were also completed. Additional time was needed to complete these further detailed tests and laboratory studies and the Company submitted its responses to the Second Round of Information Requests to the Review Board on March 4, 2011. Subsequent to this submittal a follow-up Technical Session was held by the Review Board in April 2011.

The Review Board had announced on May 28, 2010, an estimated schedule for the EA, which outlined the Analytical phase, to be followed by a Hearing phase and Close of the public registry by December 2010, with a decision from the Review Board by March 2011.  The original schedule was an estimate only and it is likely that this time frame will be extended.  It is expected that public hearings will now be held in June 2011 and that the EA process will be completed in 2011.

All proceedings, transcripts, technical reports and detailed information on the ongoing Environmental Assessment (EA0809-002) of Canadian Zinc’s Prairie Creek Mine are available on the website registry of the Review Board at http://www.reviewboard.ca/registry/.

After the Review Board decision the Report of EA is forwarded to the Federal Minister of Indian and Northern Affairs Canada for further review.  It is uncertain how long the review by the Minister may take.  If accepted by the Minister the application is returned to the Review Board with recommendations to refer it back to the Mackenzie Valley Land and Water Board (“MVLWB”) to proceed to the permitting phase.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will likely include conditions recommended as a result of the EA.

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

Vatukoula Gold Mines Plc

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 15% of the issued share capital of VGM.  VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

Zazu Metals Corporation

In December 2009, Canadian Zinc acquired 3.4 million shares of Zazu Metals Corporation (“Zazu”) representing approximately 11% of Zazu’s outstanding shares, for consideration of $646,000.  Zazu is listed on the TSX and its principal asset is the LIK zinc-lead-silver deposit, located in northwest Alaska, 22 kilometres from Teck Resource’s Red Dog Mine, the world’s largest zinc producer. In December 2010, Canadian Zinc sold 3.4 million shares of Zazu and does not currently hold any shares of Zazu.

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

The Prairie Creek Property is comprised of:

•
Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315, and 3338; (8,749.4 acres), expiring from July 17, 2011 to August 5, 2020; and  Gate mining leases Numbers 5113, 5114, 5115, and 5116 (9,245.4 acres) expiring September 9, 2030.

Four mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consisted of the Gate 1-4 Claims covering an area of 9,245.35 acres.

During 2009, the Company submitted an application to convert the Gate 1-4 Claims to leases and the four new Gate mining leases were issued in September 2010.

•	Surface Leases Numbers 95 F/10-5-5 and 95 F/10-7-4; (325.81 acres). The Surface Leases are held from the Department of Indian Affairs and Northern Development and expire March 31, 2012.

•	Mineral Claims: The Way 5 mineral claim covering an area of 1,807.75 acres adjacent to the mining leases is in good standing until November 1, 2013.

Six mineral claims Way 1–6 covering an area of 10,196.18 acres were staked in 2006 adjacent to existing mining leases or mineral claims to enlarge the size of the Prairie Creek property and were in good standing until November 11, 2008. The Company determined in November 2008 that it would not renew the Way 1 – 4 claims, which were allowed to lapse.   The Way 6 Mineral Claim expired on November 1, 2010 and was allowed to lapse due to lack of significant anomalies worthy of further exploration.

All of the above leases and claims are in good standing at the date hereof, except the Way 1 – 4  and 6 mineral claims, which were allowed to lapse as described above.

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

In October 2008, the  Interim Land Withdrawal was renewed for a further period of two years and  was again renewed for a further period of two years in  October 2010.

In June 2009 a new Act entitled “An Act to Amend the Canada National Parks Act to Enlarge Nahanni National Park Reserve of Canada” was enacted by the Canadian Parliament.   The area of the Nahanni Park was expanded by approximately 30,300 square kilometers.  The enlarged park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine, however, the mine itself  and a large surrounding area of approximately 300 square kilometres  is  under the Act specifically excluded from the Park.

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

CANADIAN ZINC CORPORATION
AREA OF MAP
Norman Wells
Tulita
Great Bear Lake
130°
120°
65°
60°
MACTUNG DEVELOPMENT
HOWARD'S PASS
CANTUNG MINE
Mackenzie River
Wrigley
Root River
N. Nahanni River
PRAIRIE CREEK MINE
Nahanni National Park Reserve
Flat River
Access Road
Fort Simpson
Checkpoint
Jean Marie River
Nahanni Butte
Yellowknife
Great Slave Lake
Fort Providence
Watson Lake
YUKON TERRITORY
BRITISH COLUMBIA
Liard River
Fort Liard
Trout Lake
Hay River
Enterprise
NORTHWEST TERRITORIES
ALBERTA
Fort Nelson
Approximate Scale
0
50
100
150
Kilometres
Legend
Railway
Roadway
Roadway Seasonal
Watercourse
Borders
Park Boundary

Figure 1-3:
PROPERTY LOCATION

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

Units within the Prairie Creek paleo-basin underwent structural deformation in the form of folds and faults during regional Laramide deformation.  The prevalent regional structural trend is approximately north south; the Prairie Creek paleo-basin is broken into a series of north-south trending, 5 to 20 kilometre wide fault blocks.

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

Gate Mining Leases. The four contiguous Gate leases (that together define what is termed the Gate Block) are located to the west of the main mining leases and overlie similar type rock assemblages to those found on the Prairie Creek Block.  Grassroots exploration was completed on this ground to test for mineralization similar to that found in the Prairie Creek Block.

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

Vein mineralization developed within the cherty dolomites of the Ordovician-Silurian, Upper Whittaker Formation and shaly dolomites of the lower Road River Formation.  It apparently formed in axial plane of weakness within the Prairie Creek structural antiform:

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

The Gate Claims contain similar geology to that of the Prairie Creek mine and grassroots exploration developed new base metal targets some of which still remain underexplored. The proximity of these claims to the Prairie Creek Mine, and the similarities in geology, justified upgrading the mineral tenure of these claims to long term mining leases.  In August 2010 a perimeter land survey was completed on the Gate mineral claims resulting in an adjusted total surface area for the new Gate mining leases of 2,776 hectares.  New Mining Leases for the Gate areas were received in February 2011 and are dated September 9, 2010 and have a term of twenty one years up to September 9, 2030.

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

Further repair work to the mine access road was completed during 2010 specifically adjacent to the Prairie and Funeral creeks.  Engineering assessments along the road access route, including terrain, vegetation and creek crossing studies, were also carried out by various consultants during 2010.  In addition a new eight kilometre long access road to the new drill pad at Casket Creek was constructed.

Work at the Prairie Creek mine site during the summer of 2010 included continuing care and maintenance, environmental monitoring programs, and a diamond drill exploration program.  In 2010 a program was undertaken to remove, by airlift, all PCB (polychlorinated biphenyls) contaminated material that has been stored in a dedicated safe facility on site since 1982.

More than 136,000 litres of diesel fuel were hauled  into the Prairie Creek site by DHC-5 Buffalo aircraft to support further operations and, in preparation for the diamond drill program, an airlift of a new drill rig to the site was carried out.

In 2010, the Company completed 2,703 metres of drilling in three holes designed to test for extensions of the inferred vein mineral resource to the north of the Prairie Creek Mine, where the host geology and structure are projected to continue at depth, approximately 1.5 kilometres north of the last drill hole within the currently defined mineral resource.

The 2010 diamond drill exploration program was designed to test for extensions of the inferred vein mineral resource to the north of the Prairie Creek Mine, where the host geology and structure are projected to continue at depth, approximately 1.5 kilometres north of the last drill hole within the currently defined mineral resource.

Since the target geology was projected to occur at a depth beyond the reach of the Company’s existing drills, a new higher capacity HTM2500 diamond drill rig was airlifted to the property.   A drilling   pad was selected at a location next to Casket Creek, a new eight kilometre long access road was constructed and diamond drilling at Casket Creek commenced in early August.  To mid October 2010, 2,703 metres of drilling had been completed in three holes.

Drill hole PC-10-186 was successfully completed to a depth of 1,557 m. This hole intersected and confirmed the presence of the target Whittaker Formation, which hosts the majority of the defined mineral resource at the Prairie Creek mine, at a down hole depth of 1,500 m.  New stratigraphical information at depth in this hole enabled determination of a more precise target location of the potential vein hosting structure.

A second wedged drill hole, PC-10-186W1, was redirected from the upper part of PC-10-186 and steered to the west toward the revised target location. Down hole technical problems were encountered after about 150 metres into the wedged hole, at an estimated depth of about 536 metres, forcing abandonment of this hole.

A third hole, PC-10-187, with a revised orientation, was collared at surface from the same drill pad and had reached a down hole depth of 652 metres when weather conditions created difficulties and concerns related to the eight kilometre drill access road and it was decided to suspend drilling activities until next season.  The drill rig has been winterized and remains on location at the Casket Creek drill site.

The 2010 deep drilling exploration program has confirmed the presence of the host Whittaker geological formation at the projected horizon, about four kilometres north of the Prairie Creek Mine portal, and the potential vein target, projected to lie at a down hole depth of about 1,500 metres, remains untested.  The nearest drill hole, PC-95-125 located approximately 1.5 kilometres to the south towards the Mine, drilled in 1995, returned multiple mineralized vein intersections 750 metres down the hole, including a 6.3 metre intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver. It is anticipated that the deep hole exploration program will continue in 2011.

Further details with regard to the work undertaken in 2010 are detailed in this Annual Report at “Item5.A.--Operating Results.”

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

8.           Metallurgical Testing

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

Further metallurgical test work commenced in 2008 (Phase 5) with the objective of simulating actual proposed milling operations, as proposed in the Project Description Report submitted to the Mackenzie Valley Land and Water Board in May 2008.  The sample was composited at SGS Lakefield Research for large scale locked cycle testing with the objective of producing representative concentrates, tailings and process effluents using the actual proposed process flow sheet for the Prairie Creek Mine.  During 2009, the Company received positive results related to this metallurgical testing.

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

9.           Proposed New Mine at Prairie Creek - Feasibility Study

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

Feasibility Study:

In February 2011 the Company engaged SNC-Lavalin Inc., (“SNC”) of Vancouver to complete a Feasibility Study on the Prairie Creek Mine.  With the Environmental Assessment Process nearing completion the major operational parameters are now being determined that will factor into the project implementation and this  presents the opportunity to  further detail the capital costs and financial analysis through the completion of the Feasibility Study,  in anticipation of construction financing. It is expected that the Feasibility Study will be completed before the end of 2011 and will allow CZN to base financing decisions.

The general scope of the Feasibility Study will include the following:

•	Detailed Engineering and Design, including mining equipment, on-site and off-site infrastructure, transportation and logistics;
•	Construction Schedule and Execution plan;
•	Capital and Operating cost estimates.

A number of key aspects of the Study are already well advanced and will be integrated into the Feasibility Study through the continued participation of subcontractors including; DRA Americas for DMS plant design; Mine Paste Engineering for Paste Plant design; Golder & Associates for site facility design; and SGS Lakefield Research Ltd., for metallurgy and processing.

SNC is experienced in the design, development and delivery of mining, processing, tailings, infrastructure and transportation facilities and some SNC personnel have had involvement in the Prairie Creek Project since it was originally designed by Kilborn Engineering (subsequently acquired by SNC) and constructed in 1982. SNC also has comprehensive knowledge with respect to the unique challenges of designing and constructing mine projects in the Northwest Territories, having been recently involved in the development of Rio Tinto’s Diavik diamond mine (NWT) and Newmont’s Hope Bay Davis North gold project (Nunavut).

A substantial amount of technical data has been accumulated on the Prairie Creek Project, dating back to before the completion of the Prairie Creek Definitive Feasibility Study by Kilborn Engineering in 1980.  Subsequent to this formal report numerous other technical and economic studies have been carried out while exploration of the property continued. Over the course of the last two years SNC-Lavalin has been assisting the Company with various aspects of project planning and design as part of the ongoing Environmental Assessment process.

The additional capital costs for the proposed new facilities and equipment to place the Prairie Creek Mine into production will be estimated in the Feasibility study.  The Company currently anticipates that the capital costs will be in the range of $80 - $100 million, depending on final project design and conditions in the operating permits.

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

The MVRMA ensures a greater role for Aboriginal people in land use planning, environmental assessment, and the regulation of land and water use.  As stated in the MVRMA, ‘the purpose of the establishment of boards by this Act is to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians.’  Consultation is the cornerstone of the MVRMA.  Public Boards under the Act have established their own consultation guidelines.

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

In May 2008 the Minister’s Special Representative for the Northern Regulatory Improvement Initiative (Neil McCrank) presented his report entitled “Road to Improvement – The Review of the Regulatory system across the North” to the Minister of Indian Affairs and Northern Development.  The Report noted that there is a need for a restructuring of the regulatory system in the Northwest Territories, to address the issues of complexity and capacity.  In his report Neil McCrank called into question the very structure of the regulatory system.

“The complexity and the capacity of the regulatory system in the Northwest Territories was examined to determine if these issues could be addressed in the absence of a fundamental restructuring, which ultimately did not prove possible.”

McCrank’s Report recommends two options to restructure and basically amalgamate the Land use Permitting and Water Licensing functions under a single board for the Mackenzie Valley.  McCrank hoped this will address the complexity and the capacity issues by making more efficient use of expenditures and administrative resources, and would achieve more understandable and consistent practices.  Two options and recommendations for restructuring were outlined which would simplify and improve the effectiveness of the system and there were also 22 recommendations which will bring improvements.

In May 2010, the Minister of Indian Affairs and Northern Development announced an Action Plan to improve Northern regulatory regimes, “… to ensure that Northern regulatory regimes are more effective, predictable and provide greater certainty for industry, Northerners and all Canadians” .

The Action Plan recognizes that the evolving regulatory regimes are currently incomplete or need adjustment.  The regulatory processes currently are complex, costly, unpredictable and time consuming.   The Action Plan is designed to complete and strengthen current regulatory regimes in the North and provide more efficient and effective processes.  Streamlining the regulatory regimes and removing barriers to investment and support economic growth and provide opportunities for Northerners

The Action Plan contains three elements, one of which is legislative changes to improve Northern regulatory processes to reduce overlap and duplication. Changes to regulatory regimes are to be made in consultation with the North’s leaders to determine how best to modernize the legislation, while at the same time, respecting the comprehensive land claims agreements.

Changes to the current legislative framework and regulatory processes, including Land and Water Board restructuring in the NWT, will take place while respecting comprehensive land claims agreements and the Crown’s duty to consult Aboriginal peoples where appropriate.  The proposed legislation actions under the Plan are to amend the Mackenzie Valley Resource Management Act, modernize the Northwest Territories Waters Act and Territorial Lands Act and develop surface rights legislation for the Northwest Territories.  The aim is to simplify the process for issuing permits and licences.

The Action Plan envisages restructuring the Land and Water Boards in the NWT to ensure that individual Aboriginal organizations and government roles in resource management are strengthened and that decisions related to the regulatory regimes have greater consistency.  It will also ensure that the Northern Regulatory Regime will be strong, effective, efficient and predictable.

The Minister has appointed a Chief Federal Negotiator whose mandate is to lead consultations and negotiations with Aboriginal leadership and the Government of the Northwest Territories on how the Land and Water Boards will be restructured as part of the work to amend the Mackenzie Valley Resource Management Act and Northwest Territories Waters Act and Territorial Lands Act.

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

In May 2006, the Water Board issued the Land Use Permit for the Phase 3 exploration drill program,  valid for five years from May 11, 2006.  The Company recently received a two year extension to this Land Use Permit which now expires May 10, 2013.

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

In March 2010, the Company submitted its Developer’s Assessment Report (“DAR”) for filing with the Mackenzie Valley Environmental Impact Review Board and on May 20, submitted an Addendum to the DAR to the Review Board.  In a subsequent letter, dated May 28, 2010, the Review Board determined the DAR to be in conformity with the Terms of Reference.

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

Following the submission and acceptance of the DAR, the Environmental Assessment proceeded with the first round of Information Requests.

A total of 131 Information Requests from various government departments and regulatory agencies were received on July 23, 2010. The Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010.  A series of Technical Meetings involving all interested parties were then held by the Review Board in the community of Dettah, near Yellowknife, over three days from October 6 to 8, 2010, at which detailed technical reviews and discussions were carried out.

On October 20, 2010 the Review Board published the invitation for a Second Round of Information Requests, focusing on the information presented during the Technical Meetings.  A further 53 Information Requests were received from government departments and regulatory agencies by the end of October 2010.  The Second Round Information Requests largely focus on water quality questions, including mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed.

To adequately address a number of the Information Requests relating to site water management new bulk rock and water samples were collected from underground at the Prairie Creek Mine in order to perform more locked-cycle flotation tests to produce representative mill process water.  The mill process water was further analyzed and tested to aid in determining the optimum water treatment scheme for the proposed mining operations.  Additional site studies relating to hydraulic engineering, water storage pond facility, groundwater and transportation were also completed. Additional time was needed to complete these further detailed tests and laboratory studies and the Company submitted its responses to the Second Round of Information Requests to the Review Board on March 4, 2011.  Subsequent to this submittal a follow-up Technical Session was arranged by the Review Board in April 2011.

The Review Board had announced on May 28, 2010, an estimated schedule for the EA, which outlined the Analytical phase, to be followed by a Hearing phase and Close of the public registry by December 2010, with a decision from the Review Board by March 2011.  The original schedule was an estimate only and it is likely that this time frame will be extended.  It is expected that public hearings will now be held in June 2011 and that the EA process will be completed in 2011.

All proceedings, transcripts, technical reports and detailed information on the ongoing Environmental Assessment (EA0809-002) of Canadian Zinc’s Prairie Creek Mine are available on the website registry of the Review Board at http://www.reviewboard.ca/registry/.

After the Review Board decision the Report of EA is forwarded to the Federal Minister of Indian and Northern Affairs Canada for further review.  It is uncertain how long the review by the Minister may take.  If accepted by the Minister the application is returned to the Review Board with recommendations to refer it back to the Mackenzie Valley Land and Water Board (“MVLWB”) to proceed to the permitting phase.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will likely include conditions recommended as a result of the EA.

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

When the Company receives its operating permits, which is not a certain event, additional finance will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - $100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances conditions at that time.

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

Following Technical Sessions held during October 2010 related to the Prairie Creek Environmental Assessment the Mackenzie Valley Review Board issued a Second Round of Information Requests and  the Company received 54 Information Requests from seven agencies.  The majority of requests related to further details of the proposed operating mine water quality and management.

In order to adequately address the Information Requests the Company needed to generate water products that would be representative of the proposed Prairie Creek operations. This required the collection of local Prairie Creek minesite source water products and included the collection of a 285 kg bulk mineralization composite rock sample from various underground headings, over 200 litres minewater and water directly from Prairie Creek itself.  SGS Canada Inc., of Vancouver completed a Locked Cycle Test utilizing the collected rock and water samples in a laboratory bench scale study.  The mill process flow sheet used in the Locked Cycle Test had been previously determined through numerous metallurgical studies. Both concentrates and waste products, including tailings and water, were generated from this laboratory scale milling process.

SGS-CEMI labs completed further primary treatment tests on both the process water and minewater.  Further analysis related to effluent discharge of the proposed Prairie Creek Mine were completed by Hatfield Consultants of Vancouver.  These included development of proposed site-specific water quality objectives, definition of an internal dilution zone and development of proposed Effluent Quality Criteria.  Additional toxicity studies were completed, on the product effluent using both fish and organic growth to determine discharge toxicity levels and impact assessment related to aquatic sensitivities. These studies resulted in developing a more detailed water treatment scheme and water management system for the proposed Prairie Creek site.

The original proposal to use an end of pipe-type design to disperse mine effluent did not produce satisfactory mixing condition within the Prairie Creek dilution zone.  Additional investigation of outfall effluent discharge design by Northwest Hydraulic Consultants was completed and a new exfiltration trench has been proposed and at the outfall location into Prairie Creek.  In addition a downstream mixing analysis of the outfall water with Prairie Creek flows was also completed with the use of proprietary HEC-RAS hydraulic modeling software.

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

In 2010 a program was undertaken to remove, by airlift, all PCB (polychlorinated biphenyls) contaminated material that has been stored in a dedicated safe facility on site since 1982.  The Company contracted Hazco Environmental Services to repackage, remove and transport the PCB material off-site to be disposed of, by incineration, at the certified Earth Tech Swan Hills disposal facilities in Northern Alberta.

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

As part of the ongoing Environmental Assessment in 2010 and early 2011 the Company completed two wildlife surveys with Golder & Associates and Parks Canada, by fixed wing airplane, along the proposed winter road route in order to further assess the wildlife population with an emphasis on Woodland Caribou.  In addition a proposed Wildlife Management Plan was produced and submitted to the Review Board.

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

Environmental Obligations

As at December 31, 2010, the Company has estimated the present value of expenditures required for reclamation costs at the Prairie Creek Property to be approximately $1,300,000 (2009 - $1,238,000) or $2,350,000 (2009 - $2,383,000) on an undiscounted basis, mostly to be incurred at the end of the life of the mine. Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.

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

During the year 2010, the Company continued its Impact Benefits Agreement discussions and engagement with the local communities of Nahanni Butte Dene Band.

On January 20, 2011 the Company signed the NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT which provides  for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band  (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

The Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties.

The Company believes that the separate goals of the Dehcho First Nations in achieving political sovereignty and economic self-sufficiency whilst protecting the environment are compatible.  The Nah?a Dehe Dene Prairie Creek Agreement  provides for a positive and cooperative working relationship between the Company and Nahanni Butte  in respect of developing and operating an environmentally sound mining undertaking at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve.

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

Discussions with LKFN continued throughout 2009 and evolved into on-going Impact Benefits Agreement negotiations in 2010, which are continuing.

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

A.           Operating Results

The following discussion should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2010, 2009 and 2008, and the related notes thereto, and with the selected data set forth.  The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Except as described below under “Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations,” and in Note 20 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the U.S.  Unless otherwise indicated, all currency is reported in Canadian dollars.

Overview

SUMMARY - Presented in accordance with Canadian GAAP

(Thousands of dollars, except per share amounts)	2010	2009	2008
Statement of operations
Investment income	$48	$242	$899
Net income (loss)	$18,407	$(611)	$(4,228)
Basic and diluted income (loss) per share	$0.15	$(0.005)	$(0.04)

Balance sheet
Cash, cash equivalents and short-term investments	$ 7,364	$ 7,443	$20,948
Marketable securities	$39,400	$15,382	$ 2,024
Total assets	$53,463	$29,152	$29,521
Total liabilities	$ 1,542	$ 1,639	$ 1,673
Shareholders’ equity	$51,921	$27,513	$27,848

Net income (loss)

For the year ended December 31, 2010, the Company reported a net income of $18,407,000 compared to losses of $611,000 and $4.228 million for the years ended December 31, 2009 and 2008.  The increase in net income in 2010 was primarily attributable to gains on the Company’s marketable securities, principally its shares in Vatukoula Gold Mines plc, offset by higher mineral exploration and development expenses.  The reduced loss in 2009 was primarily attributable to gains on the Company’s marketable securities and lower mineral exploration and development expenses.

Mineral Exploration and Development Costs

For the year ended December 31, 2010, the Company expensed $4.181 million on its mineral exploration and development programs at Prairie Creek compared to $2.260 million for the year ended December 31, 2009 (2008 - $3.426 million).  Excluding accretion and depreciation charges relating to the asset retirement obligation and mining plant and equipment of $212,000 in the year ended December 31, 2010 (2009 - $252,000; 2008 - $248,000), the exploration and development expenditures for Prairie Creek amounted to $3.969 million in 2010 compared to $2.008 million in 2009 and $3.178 million in 2008.  Details of the mineral exploration and development costs are shown in Note 11 to the audited financial statements for the year ended December 31, 2010.

The overall increase in expenditures at the Prairie Creek Mine Site relates primarily to the Company’s summer drill program amounting to $2,001,000 (2009 - $nil). The Company also incurred $1,163,000 (2009 - $1,052,000) related to permitting and environmental matters, which included costs related to studies required for the Company’s Developer’s Assessment Report as filed with the MVEIRB as part of the permitting process for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.

As described in this Annual Report at “Item 4.D.--Property, Plants and Equipment--10.Permitting at Prairie Creek,” the Company considers that it has made continued progress in this area.  However, the process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue.  The Company intends to continue to work through the process for obtaining operating permits in 2011 and expects that there will be significant costs associated with the process.  Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.  The Company’s activities in 2008 were broadly similar to those in 2009 except that the Prairie Creek Mine site was manned for the majority of the year rather than just the summer/fall period.

Revenue and Investment Income

The Company is in the exploration and development stage and does not generate any cash flows from operations.  For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles the Company is considered to be an exploration stage enterprise.  To date the Company has not earned any significant revenues other than interest income and related investment income.  Investment income for the year ended December 31, 2010 was $48,000 compared to $242,000 in 2009 and $899,000 in 2008.  The decrease in 2010 (from 2009) and 2009 (from 2008) is attributable to the overall decrease in amounts available for investment during those years compared to the prior year.  There has also been a significant decline in interest rates since the second half of the 2008 fiscal year as a result of the global recession which has continued to see central banks cut and maintain rates at historically low levels.

Administrative Expenses

Administrative expenses (excluding stock-based compensation and depreciation) for the year ended December 31, 2010 were $1,719,000 compared to $1,728,000 in the year ended December 31, 2009.

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

Reclamation Expenditures

In 2010, the Company incurred $19,000 removing all PCB (polychlorinated biphenyls) contaminated material that has been stored in a dedicated safe facility on site since 1982.  The Company contracted Hazco Environmental Services to repackage, remove and transport the PCB material off-site to be disposed of, by incineration, at the certified Earth Tech Swan Hills disposal facilities in Northern Alberta.

No reclamation related expenditures were incurred in 2009.  In 2008, the Company incurred $366,000 removing drums of sodium cyanide from Prairie Creek for destruction as described at “Item 4.D.--Property, Plants and Equipment--11. Environmental Considerations--Hazardous Materials.”  These expenditures were applied against the asset retirement obligation as disclosed in Note 12 to the audited financial statements for the year ended December 31, 2008.

Other expenses

In 2010, the Company recorded an expense for stock-based compensation of $1,015,000 (2009 - $288,000, 2008 - $205,000) relating to the vesting of stock options granted to directors, officers, employees and contractors.  The stock-based compensation expense value was calculated using the Black-Scholes valuation method and assumptions as described in the “Item 5.A.--Operating Results--Critical Accounting Policies and Estimates” section to this Annual Report (below).  The assumptions used in the calculation are described in Note 15(a) to the audited financial statements at December 31, 2010.

The Company expensed depreciation costs relating to mining plant and equipment of $131,000 (2009 - $176,000; 2008 - $168,000).

The Company reported overall gains on securities of $25,341,000 for the year ended December 31, 2010 (2009 - $6,102,000, 2008 - loss of $38,000).  These gains primarily arose as a result of the increase in quoted prices for the marketable securities in which the Company invested.  During the year ended December 31, 2010, the Company realized gains of $463,000 (2009 - $1,441,000, 2008 - $nil)) through the sale of a portion of its marketable securities (which realized gain is included in the overall gain figures reported above).  All the Company’s marketable securities have been designated as held for trading assets by the Company.  The total gain recorded on marketable securities for the year ended December 31, 2010, is based upon the market value of the shares at December 31, 2010 and the actual gains realized during the year.  Further details relating to the Company’s marketable securities are included in Note 6 to the audited financial statements for the year ended December 31, 2010.

The Company incurred a foreign exchange loss of $44,000 for the year ended December 31, 2010 (2009 – $260,000; 2008 – gain of $8,000), of which $44,000 was unrealized as at December 31, 2010.  The losses primarily arose as a result of the overall strengthening of the Canadian dollar compared to the U.S. dollar which impacted the carrying value of cash held by the Company in U.S. dollars.

During the year ended December 31, 2009, the Company incurred an expense of $1.811 million (2008/2007 - $Nil) relating to the option to acquire American Eagle Resources Inc., which through its subsidiary owns 100% of the Tuvatu Gold Project in Fiji.  The Company agreed to early termination of the American Eagle Option in exchange for warrants to acquire up to 1,250,000 shares of American Eagle at the lesser of $2 per share or 25% above the price of an initial public offering.  These warrants were written off at year end. The Company also incurred expenditures of $585,000 during the year ended December 31, 2009 relating to evaluation of the Tuvatu property. There were no costs relating to the American Eagle option in the current fiscal year ending December 31, 2010.

Related Party Transactions

The Company’s related party transactions for the year ended December 31, 2010, consisted of rent for office space paid or payable to corporations with a common director of the Company in the amount of $24,000 compared to $24,000 in 2009 (2008 - $19,000).  Particulars relating to related party transactions are shown in Note 17 to the audited financial statements for the year ended December 31, 2010.

Income Taxes

The Company is currently not profitable and has recorded a valuation allowance against its future income tax assets.  Following renouncement of flow-through share expenditures, the Company recorded future income tax income as per the reconciliation of income taxes for each of the past three years below:

	2010	2009	2008
Statutory tax rate	29.10%	30.70%	31.00%
Income taxes/(recovery) computed at statutory rates	$5,357	$(187)	$(1,311)
Permanent differences	301	(256)	64
Expired losses	301	183	192
Other	(130)	(7)	118
Investment income subject to capital gains tax rate	(3,620)	-	-
Income tax rate changes	(194)	(75)	403
Change in valuation allowance	(2,015)	342	534
	$-	$-	$-

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

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2010.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Impairment of long-lived assets

The carrying value of resource interests at December 31, 2010 was $5.053 million (2009 - $5.053 million, 2008 - $5.053 million) and for plant and equipment was $772,000 (2009 - $483,000, 2008 - $661,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

At December 31, 2010, management carried out an impairment review and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of resource interests was indicated.

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

As at December 31, 2010, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.350 million (2009 - $2.383 million, 2008 - $2.383 million), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1.300 million (2009 - $1.238 million, 2008 - $1.162 million) based upon the following assumptions: long-term inflation rate of 2%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of at least ten years.

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

	Years ended December 31,
	2010	2009	2008*
Dividend yield	0%	0%	N/a
Risk free interest rate	1.54% to 2.38%	1.90%	N/a
Expected life	2.5 to 3.5 years	4 years	N/a
Expected volatility	79.5% to 87.0%	83%	N/a
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

Changes in Accounting Policy Including Initial Adoption

The Company adopted various new accounting standards, as described below, during the year ended December 31, 2010.

Business Combinations, Consolidations and Non-controlling Interests:  On January 1, 2010, the Company elected to adopt the recommendations included in CICA Handbook Sections 1582, “Business Combinations,” 1601, “Consolidations” and 1602, “Non-controlling Interests” which replace 1581, “Business Combinations” and 1600, “Consolidated Financial Statements.”  The new standards will only impact the Company’s financial reporting should a future business combination be entered into by Canadian Zinc.

Additional information on the adoption of these accounting standards, and on proposed future standards, can be found in Note 3 to the financial statements for the year ended December 31, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

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

The Company has commenced the process to transition from current Canadian GAAP to IFRS, led by the Company’s CFO.  The transition process consists of three primary phases:

(i) Scoping and Diagnostic Phase:  A preliminary diagnostic review has been completed by the Company, which included the determination, at a high level, of the financial reporting areas most likely to be impacted by IFRS.

(ii) Impact analysis, evaluation and design phase:  In this phase, each area identified during the scoping phase is addressed to determine more specific changes required to existing accounting policies and identify new accounting policies under IFRS.  This phase includes analysis and conclusion on the accounting choices available under IFRS.  The Company has identified key areas that may have a material impact on the Company’s financial statements.  These are discussed in more detail later in this section of the MD&A.

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

Senior management sign-off and audit committee review for all key accounting policy choices to be concluded by April 2011.

Draft financial statements to be prepared under IFRS format, with IFRS accounting policies.

An analysis, primarily in the form of “white papers”, has been substantially completed.  This includes an analysis and discussion on key differences between Canadian GAAP and IFRS, and documents expected disclosures (such as accounting policies and format under IFRS), IFRS optional exemptions selected by the Company (detailed below) and related issues to be addressed in the Company’s future IFRS financial statements.

An opening balance sheet as at January 1, 2010 under IFRS has been completed and expected disclosures for the Q1 2011 financial statements are expected to be finalized by April 2011.  Once completed, these financial statements may require updating as new IFRS standards are pronounced.

Training:

Canadian Zinc is a relatively small company with limited operations and staff resources. Consideration is to be given to the level of expertise required for:
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

Assessment of ICFR has been performed throughout 2010 as the accounting policy changes are being documented and resolved.  The Company plans to be able to test the new ICFR relating to IFRS conversion in April 2011.

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
Brief overview of high-level expected changes to accounting policies is presented in this MD&A (see below).

Business Activities: At the current time, Canadian Zinc has very limited business activities as it continues to seek operating permits for the Prairie Creek Mine site.	Should the business transition to active operations during 2011 and beyond, the Company will seek to adopt accounting policies that comply with IFRS, such as for inventory.	Canadian Zinc will continue to monitor its business activities to determine whether there are changes that will require review under the IFRS conversion process.

Infrastructure – Information Technology:

Canadian Zinc will be required to ensure that its accounting system can capture data that facilitates reporting under IFRS (i.e. information during 2010 that will be reported initially under Canadian GAAP and then under IFRS in 2011 comparatives).
	The Company has ensured data collected in 2010 can be used in both Canadian GAAP and IFRS reporting.	Management has evaluated the changes that are required and have and will continue to capture data in more detailed general ledger accounts.

As discussed in the table above, Canadian Zinc has substantially completed its review of accounting policies and the changes that may be required to current accounting policies under Canadian GAAP.  The following discussion highlights some of the findings of this exercise:

IFRS 1, “First Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs.  The various accounting policy choices available are being assessed and those determined to be most appropriate will be implemented.  At the current time, CZN expects to apply the following optional exemptions under IFRS 1:

(a)	Share-based payments (stock-based compensation) vested as at December 31, 2009 will not be retrospectively applied;
(b)
financial instruments designated as held for trading under Canadian GAAP will be designated as at fair value through profit or loss (to the extent permitted) in order to maintain the current accounting practice of changes in fair value being reported directly in the statement of operations, and;

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

The amount of the expense recognized under IFRS may be different to that under Canadian GAAP and is recognized more up-front.  To minimize future adjustments, the Company has measured all options issued in 2010 in a manner consistent with both IFRS and Canadian GAAP.

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

Based on our technical analysis, we do not anticipate an adjustment for impairment of assets on transition to IFRS.

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

At transition date we estimate the adjustment related to the ARO to result in an increase in deficit and a decrease in net assets of $0.4 million.

The above list and related comments should not be regarded as a complete list of changes that will (or could) result from the Company’s transition to IFRS.  It is intended to highlight certain areas that management believes may be most significant.  The standard-setting bodies of Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and these changes may have a material impact on the Company’s financial statements.  As a result, the final impact on the Company’s financial statements will only be measurable once all of the applicable IFRS standards at the final changeover are known, which is an ongoing process.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

For the purposes of U.S. GAAP the Company is considered to be an Exploration Stage Enterprise.  The Company’s financial statements for the year ended December 31, 2010, have been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP.  The material differences between Canadian and U.S. GAAP, in respect of the financial statements for the year ended December 31, 2010, are summarized as follows:

Balance Sheets

	2010	2009

Cash and cash equivalents (Canadian GAAP)	4,464	5,197
Unexpended flow-through funds (b)	(2,500)	-
Cash and cash equivalents (U.S. GAAP)	1,964	5,197

Restricted cash (Canadian GAAP)	214	214
Unexpended flow-through funds (b)	2,500	-
Restricted cash (U.S. GAAP)	2,714	214

Total liabilities (Canadian GAAP)	1,542	1,639
Premium on flow-through shares (b)	239	-
Total Liabilities (U.S. GAAP)	1,781	1,639

Share capital (Canadian GAAP)	$70,591	$65,583
Future income tax recovery on renouncement of flow-through shares (b)	4,250	4,250
Flow-through share premium paid in excess of market value (b)	(1,770)	(1,531)
Share capital (U.S. GAAP)	$73,071	$68,302

Deficit (Canadian GAAP)	$(28,331)	$(46,738)
Future income tax recovery on renouncement of flow-through shares (b)	(4,250)	(4,250)
Flow through share premium paid in excess of market value (b)	1,531	1,531
Deficit (U.S. GAAP)	$(31,050)	$(49,457)

Statements of Operations

	2010	2009	2008

Net income (loss) and comprehensive income (loss) (Canadian and U.S. GAAP)	$18,407	$(611)	$(4,228)

Income (loss) per share - basic and diluted (Canadian and U.S. GAAP)	$0.15	$(0.005)	$(0.04)

Weighted average number of common shares outstanding - basic (Canadian and U.S. GAAP)	122,561,368	118,915,812	120,440,062
- diluted (Canadian and U.S. GAAP)	124,724,308	118,915,812	120,440,062

Statements of Cash Flows

	2010	2009	2008

Cash used in operating activities (Canadian and U.S. GAAP)	$(5,939)	(4,340)	(4,750)
Cash provided by (used in) financing activities (Canadian and U.S. GAAP)	5,024	(12)	(38)
Cash provided by investing activities (Canadian GAAP)	226	388	7,094
Restricted cash (b)	(2,500)	-	-
Cash provided by (used in) investing activities (U.S. GAAP)	(2,274)	388	7,094

Impact of exchange rate changes on cash and cash equivalents (Canadian and U.S. GAAP)	(44)	(64)	-

(Decrease) increase in cash and cash equivalents (Canadian GAAP)	(733)	(4,028)	2,306

(Decrease) increase in cash and cash equivalents (U.S. GAAP)	(3,233)	(4,028)	2,306

Cash and cash equivalents, beginning of year (Canadian and U.S. GAAP)	5,197	9,225	6,919
Cash and cash equivalents, end of year (Canadian GAAP)	4,464	5,197	9,225

Cash and cash equivalents, end of year (U.S. GAAP)	1,964	5,197	9,225

(a)	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years presented in the financial statements for the year ended December 31, 2010.

(b)	Flow-through Shares

During the year, the Company issued 9,821,429 flow-through shares for cash totalling $5 million with quoted market price of approximately $4.723 million.  For U.S. GAAP reporting purposes, the Company recorded a liability for premium on flow-through shares amounting to approximately $277,000.  In connection with the issuance of flow-through shares, the Company incurred costs amounting to approximately $697,000.  Under U.S. GAAP, these share issue costs are allocated in proportion to the values assigned to the liability and equity components arising from the issuance of flow-through shares.  Total share issue costs allocated against the liability amounted to approximately $38,000.

Under Canadian GAAP, no liabilities are recorded on flow-through shares until expenditures have been renounced.  Under U.S. GAAP, a liability on flow-through shares is required at the time such shares are issued for the excess of the shares over quoted market value.  This liability is reversed and a deferred tax liability is recognized for U.S. GAAP when the expenditures are renounced.  Under U.S. GAAP, unexpended flow-through funds as at the balance sheet date are separately classified as restricted cash.  At December 31, 2010, there were $2.5 million in unexpended flow-through funds (2009 - $Nil).

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

In April 2009, the FASB issued FASB Staff Position 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" (“FSP 157-4”).  FSP 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased.  FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material impact on the Company’s financial position, results of operations or cash flows.

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

B.           Liquidity and Capital Resources

As at December 31, 2010, the Company had cash and cash equivalents of $4,464,000, short term investments of $2,900,000 and marketable securities of $39,400,000 (for a total of $46,764,000).  The Company also had a positive working capital balance of $46,657,000.  As at December 31, 2009, the Company had cash and cash equivalents of $5,197,000, short term investments of $2,246,000, marketable securities of $15,382,000, and a positive working capital balance of $22,476,000.

The Company’s short term investments at December 31, 2010, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at December 31, 2010 were $242,000 compared to $401,000 as at December 31, 2009.

On June 30, 2010, the Company completed a brokered private placement for total proceeds of $2,500,000 ($2,130,000 net of issuance costs) consisting of 6,250,000 in Flow-Through Shares at $0.40 per share, which must be used for qualifying exploration expenditures.  In consideration of the agent’s services in connection with the private placement, the agents were paid an aggregate cash fee equal to 7% of the gross proceeds raised. In addition, the agents received broker warrants exercisable for common shares of the Company equal in number to 10% of the Flow-Through Common Shares issued. The broker warrants entitle the holder to purchase one common share at a price of $0.40 per common share until June 30, 2012.  A fair value of $114,000 was assigned to the warrants issued and added to the contributed surplus account.

On December 23, 2010, the Company completed a brokered private placement for total proceeds of $2,500,000 ($2,173,000 net of issuance costs) consisting of 3,571,429 in Flow-Through Shares at $0.70 per share, which must be used for qualifying exploration expenditures.  In consideration of the agent’s services in connection with the private placement, the agents were paid an aggregate cash fee equal to 7% of the gross proceeds raised. In addition, the agents received broker warrants exercisable for common shares of the Company equal in number to 10% of the Flow-Through Common Shares issued. The broker warrants entitle the holder to purchase one common share at a price of $0.70 per common share until December 23, 2012. A fair value of $81,000 was assigned to the warrants issued and added to the contributed surplus account.

The net proceeds of both private placements, which must be used for qualifying exploration expenditures, are being used to finance a diamond drill exploration program as described in the “Deep Hole Exploration Program” section of this MD&A.

During the year ended December 31, 2010, 1,196,250 (2009 – nil) stock options with a weighted average exercise price of $0.23 were exercised for proceeds of $277,000 (2009 - $nil).

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

The Company is partially financed through the issuance of flow-through shares, requiring that the Company spend the proceeds for qualified mineral exploration expenses. Moreover, tax rules regarding flow-through investments set deadlines for carrying out the exploration work, subject to penalties if the conditions are not respected.  The Company has until December 31, 2011 to make qualified mineral exploration expenses before being subject to penalties.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc.  The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at December 31, 2010.  CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the Company’s shares that have been acquired, which is not certain.

Outlook

Canadian Zinc’s primary focus during 2011 will be on completing the Environmental Assessment process for the operating permits for the Prairie Creek Mine. It is expected that the EA process will be completed during 2011.

The Company completed a $2.5 million flow-through financing in June, 2010 and a further $2.5 million flow-through financing in December 23, 2010 to fund further exploration at Prairie Creek.  The deep drill exploration program at Prairie Creek will continue in 2011.  In addition further drilling will occur in the northern part of the property exploring for stratabound type mineralization.

When the Company receives its operating permits, which is not a certain event, additional financing will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - $100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances at that time.

SNC Lavalin has been engaged to complete a Feasibility Study on the Prairie Creek Mine since a number of key operating parameters are now, or will shortly be defined.  It is expected that the Feasibility Study will be completed before the end of 2011 and will allow CZN to base financing decisions.

The Company recorded significant gains on its investment in Vatukoula Gold Mines during the year 2010.  At December 31, 2010, the Company’s investment in VGM had a market value of $39.4 million and represents the Company’s largest balance sheet item.  The outlook for this investment is dependent on the ongoing performance of VGM.  At April 28, 2011, the market value of CZN’s shareholding in VGM was $28.995 million.

C.           Research and Development, Patents and Licenses, etc.

The Company has not engaged in significant research and development activities during the last three years.

D.           Trend Information

See “Item 5.A.--Operating Results” and “Item 5.B--Liquidity and Capital Resources” for discussion of the most significant recent trends in the Company’s business since the last fiscal year.

Summary Quarterly Results (Unaudited Canadian GAAP):
(thousands of dollars except per share amounts)
Quarter ended	Investment Income $	Net Income (Loss) $	Net (Loss) Income per Common Share – basic and diluted $
December 31, 2010	12	7,501	0.06
September 30, 2010	12	8,328	0.07
June 30, 2010	14	(4,661)	(0.04)
March 31, 2010	10	7,239	0.06
December 31, 2009	14	(2,487)	(0.021)
September 30, 2009	16	(1,092)	(0.009)
June 30, 2009	82	3,265	0.027
March 31, 2009	130	(297)	(0.002)
The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities and invested in marketable securities.  In addition, the decline in the rate of return for such investments has remained significantly low following the global economic crisis.

The net income for three of the four quarters in fiscal 2010 largely represents the increase in the fair market value of the Company’s investment in Vatukoula Gold Mines plc. The net loss during the second quarter of fiscal 2010 represents the decrease in the fair market value of the Company’s investment in Vatukoula Gold Mines plc.

The net loss for three of the four quarters in fiscal 2009 largely represents the decrease in the fair market value of the Company’s marketable securities. The net income during the second quarter of fiscal 2009 reflects the increase in fair value of the Company’s investment in Vatukoula Gold Mines plc.

E.           Off-Balance Sheet Arrangements

Canadian Zinc has no off-balance sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that will or could have a material effect on the Company’s financial condition, interest income and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.           Tabular Disclosure of Contractual Obligations

The following is a schedule reflecting our aggregate financial commitments as of December 31, 2010:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	261	169	92	-	-
Asset Retirement Obligation (2)	2,350	-	-	-	2,350
Total	2,611	169	92	-	2,350

(1)	Represents rent obligations under operating leases for office space and equipment.
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

The following sets forth the Directors and officers of the Company at April 29, 2011:

Name, Jurisdiction of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned controlled or directed, directly or indirectly (1)
Brian A. Atkins British Columbia, Canada Director	65
Chartered Accountant; Partner at KPMG LLP, Chartered Accountants, from 1978 to 2005; Director of North Shore Credit Union; Member of Independent Review Committee of Inhance Investment Management Inc. until December 2009.
			June 2008	100,000 common shares
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	60
Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003;  Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994; Director of Vatukoula Gold Mines plc since July 2009.
			November 2001	2,148,909 common shares
John A. MacPherson British Columbia, Canada Director	67	Director and Chairman of Tower Energy Ltd. until 2007; Private Businessman; Director of Vatukoula Gold Mines plc since July 2009.	May 1999	115,000 common shares
Dave Nickerson Northwest Territories, Canada Director	67
Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.
			March 2004	50,000 common shares
Alan B. Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	54	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004	Nil
Trevor Cunningham British Columbia, Canada Chief Financial Officer, Vice President, Finance and Secretary	42
Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since January 2011; Certified Management Accountant; former Project Manager of BC Hydro Corporation (January 2009 to July 2010); Corporate Controller of Ucore Uranium Inc. (February 2008 to December 2008); Corporate Controller of Alexco Resources Corp. (January 2006 to January 2008).
			N/A	Nil
(1) The information as to common shares beneficially owned, controlled or directed by the above-named directors as at the date hereof, not being within the knowledge of the Company, has been furnished by the respective directors individually.

As at April 29, 2011, the Directors and senior officers as a group beneficially own, directly or indirectly, approximately 1.85% of the outstanding common shares of the Company.

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

Compensation of Executive Officers.

Summary Compensation Table. The following table (presented in accordance with Canadian National Instrument 51-102F6) sets out total compensation paid in respect of the individuals who were, at December 31, 2010, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of the Company (the "Named Executive Officers").  No other executive officers of the Company were in receipt of total compensation in excess of $150,000 during the financial year ended December 31, 2010.

Name And Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (3) ($)	Total Compensation ($)
					III)Annual incentive plans(2)	IV)Long-term incentive plans
John F. Kearney Chairman, President and CEO (4)	20102009 2008	153,000 150,000 155,000(5)	Nil Nil Nil	273,000 50,000 Nil	35,000 25,000 V)Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	461,000 225,000 155,000
Alan B. Taylor COO (4)	2010 2009 2008	181,428 174,720(6) 168,000	Nil Nil Nil	210,000 50,000 Nil	25,000 25,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	416,428 249,720 168,000
Martin Rip CFO (7)	20102009 2008	76,232 144,000 144,000	Nil Nil Nil	Nil 30,000 Nil	Nil 12,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	76,232 186,500 144,000
Carlos Escribano CFO (8)	2010	79,350	Nil	63,000	Nil	Nil	Nil	Nil	142,350

(1)
The value of option-based awards represents the grant date fair value of the stock options awarded. For fiscal 2010 and 2009, the Company granted stock options which were valued using the Black-Scholes valuation model.   The grant date fair value and the fair value for accounting purposes reported in the Company’s financial statements for the year ended December 31, 2010 were the same.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.  The amounts awarded were paid to the Named Executive Officers in 2009.

(3)	Perquisites have not been included, as the do not exceed 10% of total salary for the financial years presented.
(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.
(5)	$30,000 of the total salary was paid to a private company controlled by John Kearney.
(6)	$6,720 of Alan Taylor’s salary in 2009 related to unused vacation pay that was paid out.
(7)	Martin Rip resigned from employment with the Company with effect from June 4, 2010.
(8)	Carlos Escribano resigned from employment with the Company with effect from January 31, 2011.

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

For 2010, the Company did not set formal, person-specific, performance goals for the Named Executive Officers.  Goals and objectives for the Company are typically set through discussions at board meetings, and senior management will then work to achieve the objectives that have been set.  Follow-up on progress would typically take place at subsequent board meetings.  Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

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

Base Salary.  The Company provides executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment.  Base salaries are reviewed annually by the Compensation Committee.  The Compensation Committee reviewed the base salaries of the Named Executive Officers for 2010 and determined that a slight increase would be warranted.  The salaries were considered to be reasonable for the level of experience and skills of each Named Executive Officer.

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

The Named Executive Officers, with the exception of Martin Rip, each received a grant of stock options on May 12, 2010.  In awarding the stock options, the Committee considered the appropriate number and percentage of options that should be awarded to each Named Executive Officer relative to the total number of shares issued and stock options granted.

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

The bonus amounts paid to the Named Executive Officers for the year ended December 31, 2010, were determined based on the overall accomplishments made in 2010, including the completion and ongoing progress of the permit applications for the Prairie Creek Project and the completion of strategic investments and reflect the overall view of the Committee of the contributions made by the Named Executive Officers during the year ended December 31, 2010.

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

Defined Benefit or Actuarial Plan Pension Plan.  The Company does not have a defined benefit or actuarial pension plan.

Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John F. Kearney	200,000 500,000 1,300,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 12, 2015	Nil 225,000 299,000	N/a	N/a
Alan B. Taylor	200,000 500,000 1,000,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 12, 2015	Nil 225,000 230,000	N/a	N/a
Carlos Escribano	300,000	0.45	May 12, 2015	17,250	N/a	N/a

Incentive plan awards – value vested or earned during the year ended December 31, 2010

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	7,125	N/a	35,000
Alan B. Taylor	7,125	N/a	25,000
Martin Rip	N/a	N/a	N/a
Carlos Escribano	7,125	N/a	N/a
(1)
The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted in 2010 had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.  The amounts awarded were paid to the Named Executive Officers in 2010.

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

At December 31, 2010 there were 7,500,000 incentive stock options outstanding all of which were granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”). At the Annual General Meeting held on June 16, 2010, shareholders approved the adoption of a new incentive stock option plan (the “2010 Plan“). The 2010 Plan is a fixed share stock option plan pursuant to which options on up to 6,000,000 common shares may be issued to directors, officers, employees and service providers of the Company.  No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 7,500,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan.  Stock options will only be granted under the 2010 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2010 Plan and the 2004 Plan does not exceed 6,000,000.  As the Company currently has 7,500,000 options outstanding, the Company will not grant options under the 2010 Plan until such time as this number of options outstanding falls below 6,000,000. (see Note 22 (b) to the Financial Statements for the year ended December 31, 2010)

Under the 2010 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board.  The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant.

Each stock option is exercisable for one ordinary share of the Company.  No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

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

A summary of the potential payments to Mr. Taylor, based on his current salary, is illustrated below:

•	Termination without cause - $262,181.
•	Termination without cause or resignation following a change of control - $611,755.

The Company entered into an Employment Agreement effective January 17, 2011 (the “Cunningham Agreement”) with Mr. Trevor Cunningham for his continuing services as an officer of the Company.  Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities following a change of control.  Should Mr. Cunningham’s employment with the Company be terminated without cause prior to January 17, 2012, Mr. Cunningham is entitled to receive three months termination pay at his then current salary.  If his employment is terminated without cause on or after January 17, 2012 and prior to January 17, 2015 this amount increases to 6 months of termination pay. If his employment is terminated without cause on or after January 17, 2015 the amount increases to one year of termination pay.  In the event of a change of control and subsequent termination or constructive dismissal within 12 months of the change of control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months of his then current annual salary.

A summary of the potential payments to Mr. Cunningham, based on his current salary, is illustrated below:

•	Termination without cause prior to January 17, 2012 - $35,000.
•	Termination without cause following a change of control prior to January 17, 2012 - $105,000.

•	Termination without cause subsequent to January 17, 2012 and prior to January 17, 2015 - $70,000.
•	Termination without cause following a change of control subsequent to January 17, 2012 and prior to January 17, 2015 - $140,000.

•	Termination without cause subsequent to January 17, 2015 - $140,000.
•	Termination without cause following a change of control subsequent to January 17, 2015 - $210,000.

Employment Contracts.

The Company has no contracts with directors or executive officers except for the  Taylor and Cunningham Agreements as described above.

Indebtedness of Directors and Senior Officers.

No director or Senior Officer of the Company, or associate or affiliate of any such director or senior officer is indebted to the Company.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2010.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins	20,500	N/a	63,000	Nil	N/a	Nil	83,500
John MacPherson	29,000	N/a	105,000	Nil	N/a	Nil	134,000
Dave Nickerson	17,500	N/a	84,000	Nil	N/a	Nil	101,500

(1)
The value of option-based awards represents the grant date fair value of the stock options awarded. For fiscal 2010, the Company granted stock options on which were valued using the Black-Scholes valuation model.  The grant date fair value and the fair value for accounting purposes reported in the Company’s financial statements for the year ended December 31, 2010 were the same.

The Company pays each director, other than directors that are also executive officers, an annual fee of $10,000 (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended.  The Chair of a committee (i.e. audit or compensation committee) receives an additional $500 per meeting attended.  An aggregate of $67,000 was paid to directors for their services as directors during 2010.

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

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian A. Atkins	100,000 300,000	0.23 0.45	Mar 27, 2014 May 12, 2015	45,000 69,000	N/a	N/a
John MacPherson	200,000 500,000	0.90 0.45	Dec 13, 2011 May 12, 2015	Nil 115,000	N/a	N/a
Dave Nickerson	200,000 150,000 400,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 12, 2015	Nil 67,500 92,000	N/a	N/a

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins	7,125	N/a	Nil
John MacPherson	11,875	N/a	Nil
Dave Nickerson	9,500	N/a	Nil
(1) The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted in 2010 had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

The Company has no plans other than the Company's stock option plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  Directors are eligible to participate in the stock option plan.  During the financial year ended December 31, 2010, 1,200,000 stock options were granted to the directors of the Company.

C.           Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  There are three board committees:  the Audit Committee comprised of Messrs. Atkins, MacPherson and Nickerson; the Compensation Committee comprised of Messrs. Atkins, Nickerson and MacPherson; and the Health & Safety Committee comprised of Messrs. Taylor and Nickerson and also the Prairie Creek Site Managers.  The Audit Committee operates under an Audit Committee Charter.

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

During 2010, the Compensation Committee was comprised of Brian Atkins, John MacPherson and Dave Nickerson.  All members of the Compensation Committee are considered independent.  The Committee makes recommendations to the Board with respect to the compensation of the President and Chief Executive Officer.  The Compensation Committee meets as requested by the Board or the Chief Executive Officer, or as considered desirable by the Committee.  The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities. The Compensation Committee has not retained a compensation consultant or advisor since the beginning of the 2008 financial year, except that a recruitment consultant was retained to assist in the search for a Chief Financial Officer during 2010.

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

The Audit Committee, during 2010 and as at the date of this Annual Report, is composed of Brian Atkins, Dave Nickerson and John MacPherson.  The Company considers each member of the Audit Committee to be financially literate and independent for the purposes of National Instrument 52-110 (“NI 52-110”).

The education and experience of each Audit Committee Member is set out below:

Brian A. Atkins, CA graduated from the University of British Columbia with a Bachelor of Commerce and obtained his Chartered Accountant designation from the British Columbia Institute of Chartered Accountants.  Mr. Atkins joined KPMG LLP, Chartered Accountants, in 1969 and was admitted as a partner in 1978.  As a KPMG partner, Mr. Atkins provided audit, accounting and advisory services to a number of public and private companies continually throughout the period until his retirement from KPMG in September 2005.  Mr. Atkins is currently a director of the North Shore Credit Union and a former Member of the Independent Review Committee of Inhance Investment Management Inc.  He has a thorough understanding of generally accepted accounting principles used by the Company in preparing its annual and quarterly financial statements.  He has a thorough understanding of internal controls over financial reporting

Dave Nickerson B.Sc., M.Sc.  Mr. Nickerson holds a Bachelors degree in Mining Engineering from the University of Birmingham and a Masters degree in Mineral Exploration from Laurentian University and has taken Post-Graduate Courses in Mineral Development and in Legislation Strategy at McGill University, Montreal.  He is a Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.  He was elected as Member of Parliament for three terms 1979 to 1988, during part of which time he served as a member of the House Standing Committee on Public Accounts, and as a Member of the Legislative Assembly of the Northwest Territories 1975 to 1979.  He served as the Chairman of the Northwest Territories Water Board from 1988 to 1994.  He has served as a director of public companies for a period in excess of five years.  He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.   He has experience evaluating financial statements with accounting issues comparable to the financial statements and issues that can reasonably be expected to be raised by the Company’s financial statements.  He has an understanding of internal controls and procedures for financial reporting.

John MacPherson has served on the Boards of many public companies as either Chairman, President or Director for over 38 years.  Having worked in the investment industry he was licensed to sell securities which required him to understand and evaluate complex financial reports.  He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

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

Pre-approval Policies and Procedures. The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the audit committee is informed of each particular service.  All of the engagements and fees for Fiscal 2009 and 2010 were approved by the Audit Committee.  The Audit Committee reviews with the auditors whether the non-audit services to be provided are compatible with maintaining the Auditor’s independence.

Since the commencement of the Company’s most recently completed financial year (January 1, 2010) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

D.           Employees

The average number of employees at the Company for each of the last three years is summarized in the table below:

TOTAL

December 31, 2010	13
December 31, 2009	13
December 31, 2008	19

In 2010, the Company had an annualized average of 13 employees. 6 employees were based in the Company’s corporate offices, 2 employees were based in local Community Liaison Offices and 5 employees were based at the Prairie Creek Mine site.  In addition, the Company utilizes the services of contractors to assist in certain tasks and projects.

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

E.           Share Ownership

The share ownership of those persons listed in “Item 6.B.--Compensation” is shown on the table included in “Item 6.A.--Directors and Senior Management.” Details of all options to purchase shares of the Company held by directors and officers of the Company at April 29, 2011, are detailed in the table below.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Brian A. Atkins	100,000 300,000	0.23 0.45	Mar 27, 2014 May 11. 2015
John F. Kearney	200,000 500,000 1,300,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 11, 2015
John MacPherson	200,000 500,000	0.90 0.45	Dec 13, 2011 May 11, 2015
Dave Nickerson	200,000 100,000 400,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 11, 2015
Alan B. Taylor	200,000 500,000 1,000,000	0.90 0.23 0.45	Dec 13, 2011 Mar 27, 2014 May 11, 2015
Trevor Cunningham	300,000	0.71	Jan 27, 2016

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

A.           Major Shareholders

The following table sets forth information regarding the share ownership of the Company as of April 29, 2011 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares.

Name of Owner	Number of Common Shares	Percentage
Sprott Asset Management LP.(1)	17,452,033	13.4%
Sprott Canadian Equity Fund (1)	9,149,133	7.0%

(1)           Based upon information contained in the most recent Schedule 13G/A form filed with the United States Securities and Exchange Commission dated January 21, 2011 as filed on IDEA (formerly EDGAR).

As of April 29, 2011, the Directors and Senior Officers of the Company as a group beneficially own, directly or indirectly, approximately 1.85% of the outstanding common shares of the Company.

As of April 29, 2011, approximately 1.68%, or 2.2 million of the Company’s outstanding common shares were held in the United States by 83 holders registered on the books of the Company’s transfer agent.

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

B.           Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2010, or proposed material transactions between the Company or any of its subsidiaries and:

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

There have been no significant changes since the date of the financial statements included in this Annual Report other than as disclosed elsewhere in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “CZN”. The Company’s common shares also trade on the OTCBB in the United States under the symbol “CZICF”.

Trading on the TSX. The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2010.

Year Ended	High CDN$	Low CDN$
December 31, 2010	0.78	0.31
December 31, 2009	0.38	0.16
December 31, 2008	0.77	0.13
December 31, 2007	1.12	0.58
December 31, 2006	1.63	0.53

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2010 and the quarter ended March 31, 2011.

Quarter Ended	High CDN$	Low CDN$
March 31, 2011	1.56	0.61
December 31, 2010	0.78	0.56
September 30, 2010	0.71	0.34
June 30, 2010	0.53	0.36
March 31, 2010	0.56	0.31
December 31, 2009	0.38	0.275
September 30, 2009	0.34	0.21
June 30, 2009	0.36	0.165
March 31, 2009	0.24	0.165

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
March 31, 2011	1.35	0.89
February 28, 2011	1.56	0.71
January 31, 2011	0.76	0.61
December 31, 2010	0.73	0.60
November 30, 2010	0.74	0.61
October 31, 2010	0.78	0.56

Trading on the OTC BB. The following table sets forth the high and low sale prices on the OTCBB for the common shares for the last five fiscal years ended December 31, 2010.

Year Ended	High U.S.$	Low U.S.$
December 31, 2010	0.78	0.28
December 31, 2009	0.3509	0.12
December 31, 2008	0.80	0.082
December 31, 2007	1.05	0.48
December 31, 2006	1.32	0.08

The following table sets forth the high and low sale prices on the OTCBB for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2010 and the quarter ended March 31, 2011.

Quarter Ended	High U.S.$	Low U.S.$
March 31, 2011	1.53	0.60
December 31, 2010	0.78	0.54
September 30, 2010	0.69	0.32
June 30, 2010	0.50	0.30
March 31, 2010	0.53	0.281
December 31, 2009	0.3509	0.24
September 30, 2009	0.34	0.18
June 30, 2009	0.32	0.125
March 31, 2009	0.199	0.12

The following table sets forth the high and low sales prices on the OTCBB for the common shares for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
March 31, 2011	1.40	0.89
February 28, 2011	1.53	0.71
January 31, 2011	0.77	0.60
December 31, 2010	0.71	0.58
November 30, 2010	0.74	0.60
October 31, 2010	0.78	0.54

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

Market Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change.  Based upon the Company’s portfolio at December 31, 2010, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net loss of approximately $3,940,000 (2009 - $1,538,000).

Interest Rate Risk

Included in the loss for the year ended December 31, 2010 is investment income on the Company’s cash and cash equivalents and short-term investments.  If interest rates had been 100 basis points (1%) lower (higher) then net loss would have been approximately $43,000 (2009 - $148,000) higher (lower).  The Company does not have any debt obligations which expose it to interest rate risk.

Foreign Currency Risk

The Company holds certain marketable securities and cash from sale of marketable securities that are denominated in U.S. dollars and which, as held for trading assets, impact the Company’s net loss as a result of being marked to market at each reporting period. The Company estimates that, based upon the cash and marketable securities held at December 31, 2010, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian and U.S. dollar, the Company’s net income would be $8,000 (2009 - $8,000) higher (or lower).  The Company also holds marketable securities denominated in U.K. pounds sterling.  Based upon the marketable securities held at December 31, 2010, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian  dollar and U.K. pound sterling, the Company’s net income would be $254,000 (2009 - $83,000) higher (or lower).

Credit Risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash.  The total value of these items at December 31, 2010 is $46,978,000 (2009 - $23,039,000).  Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in a credit risk.  The Company has never held any asset-backed paper instruments.  The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.  Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company.  At December 31, 2010, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested in five financial institutions.

Liquidity Risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due.  As at December 31, 2010, the Company had positive working capital of $46,657,000 (2009 - $22,476,000).  Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.  However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production.  Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

B.           Qualitative Information about Market Risk

The Company’s primary risk exposure relates to its marketable securities held in the following company: (i) Vatukoula Gold Mines Plc (denominated in United Kingdom Pounds Sterling). The market price of these shares and the amounts reported by the Company are dependent on many underlying factors including, but not limited to, commodity prices and foreign exchange rates relative to the Canadian dollar.  The Company monitors its portfolio and regular updates are provided to management and the Board of Directors (at least monthly).

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

Disclosure Controls and Procedures.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of December 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2010, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Internal Control over Financial Reporting.  The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2010.

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

Attestation Report of the Registered Public Accounting Firm.  Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2010, and expressed an unqualified opinion thereon.  Ernst & Young LLP has also expressed an unqualified opinion on the effective operation of the Company’s internal control over financial reporting as of December 31, 2010.

The attestation report provided by Ernst & Young LLP is included with their audit report to the financial statements for the year ended December 31, 2010 which are filed as an Exhibit to this Annual Report.

Changes in Internal Controls over Financial Reporting.  The Company continues to review and assess its internal controls over financial reporting.  There were no changes made to the Company’s internal control over financial reporting during the year ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Subsequent to the end of the year the Company appointed a new Chief Financial Officer to replace the previous incumbent who had resigned to take up another employment position.

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

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2010.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable for the fiscal years ended December 31, 2010 and 2009 to Ernst & Young LLP, Independent Registered Chartered Accountants, are detailed below.

	Year Ended December 31, 2010 (4)	Year Ended December 31, 2009
Audit Fees (1)	$118,150	$136,600
Audit-Related Fees (2)	$22,500	$Nil
Tax Fees (3)	$Nil	$Nil
All Other Fees	$3,150	$Nil
Totals	$143,800	$136,600

(1)	“Audit Fees” represent fees for the audit of the annual financial statements, and review in connection with the statutory and regulatory filings.
(2)	“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit including review of IFRS implementation.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and planning.
(4)	Fees for the year ended December 31, 2010, are based, in part, upon estimates received by Canadian Zinc as final invoices are yet to be rendered.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2010 and 2009 were approved by the Audit Committee.  The Audit Committee reviews with the Auditors whether the non-audit services to be provided are compatible with maintaining the auditor’s independence.

ITEM 16.D	EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company obtained TSX approval to conduct a normal course issuer bid (the “Bid”) pursuant to which the Company could purchase up to a maximum of 5,000,000 common shares in the capital of the Company during the period from May 13, 2008 to June 1, 2011.

During this period, the Company acquired 1,784,500 common shares under the Bid for a total cost of $390,000.  All shares purchased under the Company’s normal course issuer bid were cancelled and returned to treasury as soon as practical after the purchase date.  No insiders of the Company participated in the Bid.

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

Effective June 1, 2010, the Company renewed its Bid pursuant to which the Company could purchase up to a maximum of 5,000,000 common shares in the capital of the Company until June 1, 2011.  To date, no common shares have been purchased under the renewed Bid.

ITEM 16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

FINANCIAL STATEMENTS

F-1	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) March 16, 2011

F-2

Balance Sheet
Statements of Operations, Comprehensive Income and Deficit
Statements of Cash Flows
Statements of Shareholders’ Equity
Notes to Financial Statements

EXHIBITS
Exhibit Number	Description of Document
1.1*	Notice of Articles (of Incorporation)
1.2*	Articles (Bylaws)
4.2*	Purchase Agreement between Titan Logix Corp. and Canadian Zinc Corporation dated January 29, 2004.
4.3*	10% Rolling Stock Option Plan
4.4*	Employment Agreement between the Company and Martin Rip dated October 15, 2007.
4.5*	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan.
4.6*	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan.
4.7*	Employment Agreement between the Company and Alan Taylor dated January 1, 2010.
4.8	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011.
4.9	2010 Fixed Stock Option Plan
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.1	Annual Information Form as at March 16, 2011 for the Fiscal Year ended December 31, 2010.
15.2	Management’s Discussion and Analysis for the year ended December 31, 2010 dated March 16, 2011.

*These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-22216).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 29th day of April, 2011.

CANADIAN ZINC CORPORATION

“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit Number	Description of Document
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002
15.1	Annual Information Form as at March 16, 2011 for the Fiscal Year ended December 31, 2010.
15.2	Management’s Discussion and Analysis for the year ended December 31, 2010 dated March 16, 2011.