Form 40-F/A
CANADIAN ZINC CORP
filed 2012-03-23
CIK 910569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 19, 2012, to file and amend the Management Discussion and Analysis (“MD&A”) dated March 15, 2012, included as an Exhibit filed as part of Form 40-F. The original Exhibit did not include the section – “Selected Annual Financial Information”, which can now be found on page 18 of the amended MD&A filed as Exhibit 99.3.

Other than expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the annual report that was originally filed on March 19, 2012 or to reflect any events that have occurred after the annual report was filed.

The filing of this Amendment No. 1 shall not be deemed an admission that the annual report included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN ZINC CORPORATION

By:	/s/ John F. Kearney
Name:	John F. Kearney
Title:	President and Chief Executive Officer

Date: March 22, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F/A:

Exhibit	Description

Annual Information
99.1.*	Annual Information Form of the Company for the year ended December 31, 2011
99.2.*	Audited financial statements of the Company and notes thereto for the years ended December 31, 2011 and 2010 together with the report of the auditors thereon
99.3.**	Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010 - Amended

Certifications
99.4.**	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.**	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.**	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.**	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.*	Consent of Ernst & Young LLP
99.9.*	Consent of Alan B. Taylor

* Previously Filed
** Filed Herewith