Form 40-F
period 2012-12-31
CANADIAN ZINC CORP
filed 2013-03-20
CIK 910569

FORM 40-F DECEMBER 31, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: As at December 31, 2012, 164,031,781 common shares of the Registrant were issued and outstanding.

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

Statements about planned/proposed mine operations or anticipated future operating descriptions included in the Company’s Technical Report, Pre-Feasibility Study, Project Description Report, (filed with Canadian regulators for permitting requirements), expectations around the process or expected completion dates for obtaining operating permits, the impact on the Company of future accounting standards, discussions of risks and uncertainties, capital cost estimates, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity and other statements listed in the Company’s Annual Information Form under the heading “Cautionary Note – Forward-Looking Statements” are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

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

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the “SEC”). In particular, your attention is directed to the risks detailed and described further in the Annual Information Form of the Company under the heading “Risk Factors” concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this Annual Report and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

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

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” or “contained metal” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$0.9949.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Company for the years ended December 31, 2012 and 2011 including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2012. In this Annual Report on Form 40-F, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2012. Ernst & Young LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation of Ernst & Young LLP on the Company’s internal control over financial reporting is contained in the auditors report included in the audited financial statements of the Company for the years ended December 31, 2012 and 2011, which are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Brian A. Atkins qualifies as a financial expert, as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included in section 11.4 under in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. To minimize relationships that could appear to impair the objectivity of the Company’s independent auditors, the Audit Committee has restricted the non-audit services that the Company’s independent auditors may provide primarily to tax services, review assurance services and advisory services. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. In general, the Company seeks to obtain non-audit services from its independent auditors only when the services offered by the Company’s independent auditors are more effective or economical than services available from other service providers, and, to the extent possible, where appropriate, only after competitive bidding.

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

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2012. Shareholders may submit a request online at the Company’s website www.canadianzinc.com for a free printed copy of the Code.

MINE SAFETY DISCLOSURE

Not applicable.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Liquidity, Financial Condition and Capital Resources” in the Company’s MD&A for the fiscal year ended December 31, 2012, filed as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process on Form F-X with the SEC on March 19, 2012 in connection with the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN ZINC CORPORATION

By:	/s/ John F. Kearney
Name:	John F. Kearney
Title:	President and Chief Executive Officer

Date: March 19, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

Exhibit	Description

Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2012
99.2.	Audited financial statements of the Company and notes thereto for the years ended December 31, 2012 and 2011 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2012

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of Ernst & Young LLP
99.9.	Consent of Alan B. Taylor
99.10.	Consent of J. Morton Shannon
99.11.	Consent of Dinara Nussipakynova
99.12.	Consent of AMC Mining Consultants (Canada) Ltd.
99.13.	Consent of J. Barrie Hancock
99.14.	Consent of Barrie Hancock & Associates Inc.
99.15.	Consent of Byard H. MacLean