Form 40-F
period 2013-12-31
CANADIAN ZINC CORP
filed 2014-03-21
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 000-22216

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: As at December 31, 2013, 172,828,575 common shares of the Registrant were issued and outstanding.

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

Statements about the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business; and other statements listed in the Company’s Annual Information Form under the heading “Cautionary Note Regarding Forward-Looking Statements” are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0636.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Company for the years ended December 31, 2013 and 2012 including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F for the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2013. In this Annual Report on Form 40-F, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2013. Ernst & Young LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation of Ernst & Young LLP on the Company’s internal control over financial reporting is contained in the auditors report included in the audited financial statements of the Company for the years ended December 31, 2013 and 2012, which are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a separately designated Compensation Committee. The Company’s Board of Directors has determined that the Compensation Committee are comprised of independent directors, based on the requirements for independence under Section 803A of the NYSE Amex Company Guide. The Company’s Compensation Committee Charter may be found on the Company’s website at www.canadianzinc.com.

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

The full text of the Audit Committee Charter is contained on page 69 of the Company’s Annual Information Form, attached hereto as Exhibit 99.1.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included on page 72 of the Company’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

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

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2013. Shareholders may submit a request online at the Company’s website www.canadianzinc.com for a free printed copy of the Code.

MINE SAFETY DISCLOSURE

Not applicable.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Liquidity, Financial Condition and Capital Resources” in the Company’s MD&A for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CANADIAN ZINC CORPORATION

By:	/s/ John F. Kearney
Name:	John F. Kearney
Title:	President and Chief Executive Officer

Date: March 20, 2014

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

Exhibit	Description

Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2013
99.2.	Audited financial statements of the Company and notes thereto for the years ended December 31, 2013 and 2012 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2013

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of Ernst & Young LLP
99.9.	Consent of Alan B. Taylor
99.10.	Consent of J. Morton Shannon
99.11.	Consent of Dinara Nussipakynova
99.12.	Consent of AMC Mining Consultants (Canada) Ltd.
99.13.	Consent of J. Barrie Hancock
99.14.	Consent of Barrie Hancock & Associates Inc.
99.15	Consent of SNC-Lavalin Inc.
99.16.	Consent of David Copeland
99.17.	Consent of Christine Devine
99.18.	Consent of Dean Fraser
99.19.	Consent of RDF Consulting Ltd.
99.20.	Consent of Gary Giroux
99.21.	Consent of Giroux Consultants Ltd.
99.22.	Consent of Snowden
99.23.	Consent of Charles Dearin
99.24.	Consent of FORTIS