Form 20-F
period 2014-12-31
CANADIAN ZINC CORP
filed 2015-04-30
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 000-22216

Canadian Zinc Corporation

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

650 West Georgia Street, Suite 1710
Vancouver, British Columbia, Canada V6B 4N9
(604) 688-2001
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 111 Eighth Avenue, New York, NY, 10011,  (212) 590-9070
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2014: 218,047,709 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___          No    X

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ___           No    X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X          No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ___      No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___                                                                Accelerated filer ___                                                     Non-accelerated filer     X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP___                           International Financial Reporting Standards as issued ___                                                 Other   ___
by the International Accounting Standards Board   X

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

___  Item 17                                  ___  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___         No    X

CONTENTS
FORWARD-LOOKING STATEMENTS	5
RESOURCE AND RESERVE ESTIMATES	6
MEASUREMENT CONVERSION INFORMATION	7
GLOSSARY OF NAMES AND TERMS	7
NATIONAL INSTRUMENT 43-101 DEFINITIONS	8
PART I	9
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	9
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3. KEY INFORMATION	9
A. Selected Financial Data	9
B. Capitalization and Indebtedness	10
C. Reasons for the Offer and Use of Proceeds	10
D. Risk Factors	10
ITEM 4. INFORMATION ON THE COMPANY	22
A. History and Development of the Company	22
B. Business Overview	26
C. Organizational Structure	27
D. Property, Plants and Equipment	27
ITEM 4A. UNRESOLVED STAFF COMMENTS	74
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	75
A. Operating Results	75
B. Liquidity and Capital Resources	77
C. Research and Development, Patents and Licences, Etc.	78
D. Trend Information	79
E. Off-balance Sheet Arrangements	79
F. Tabular Disclosure of Contractual Obligations	79
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	80
A. Directors and Senior Management	80
B. Compensation	80
C. Board Practices	90
D. Employees	97
E. Share Ownership	97
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	97
A. Major Shareholders	97
B. Related Party Transactions	98
C. Interests of Experts and Counsel	98
ITEM 8. FINANCIAL INFORMATION	98
A. Consolidated Statements and Other Financial Information	98
B. Significant Changes	99
ITEM 9. THE OFFER AND LISTING	99
A. Offer and Listing Details	99
B. Plan of Distribution	100
C. Markets	100
D. Selling Shareholders	100
E. Dilution	100
F. Expenses of the Issue	101
ITEM 10. ADDITIONAL INFORMATION	101
A. Share Capital	101

B. Memorandum and Articles of Association	101
C. Material Contracts	102
D. Exchange Controls	102
E. Taxation	103
F. Dividends and Paying Agents	112
G. Statements by Experts	112
H. Documents on Display	112
I. Subsidiary Information	112
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	113
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	114
PART II	115
ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	115
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	115
A to D.	115
E. Use of Proceeds	115
ITEM 15. CONTROLS AND PROCEDURES	115
A. Disclosure Controls and Procedures	115
B. Management’s Report on Internal Control over Financial Reporting	115
C. Attestation Report of Registered Public Accounting Firm	116
D. Changes in Internal Control Over Financial Reporting	116
ITEM 16. [RESERVED]	117
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	117
ITEM 16B. CODE OF ETHICS	117
ITEM 16C. PRINCIPAL ACCOUNTANT AND FEES AND SERVICES	117
ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES	117
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	117
ITEM 16F. CHANGE IN REGISTRANTS’S CERTIFYING ACCOUNTANT	118
ITEM 16G. CORPORATE GOVERNANCE	118
ITEM 16H. MINE SAFETY DISCLOSURE	118
PART III	118
ITEM 17. FINANCIAL STATEMENTS	118
ITEM 18. FINANCIAL STATEMENTS	118
ITEM 19. EXHIBITS	118
SIGNATURES	120

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties. Such statements are based on the Canadian Zinc Corporation’s (the “Company”, the “Registrant”, “Canadian Zinc” or “CZN”) current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements. The Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

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

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the “SEC”). In particular, your attention is directed to the risks detailed herein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this Annual Report and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

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

RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F includes resource and reserve information that has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

MEASUREMENT CONVERSION INFORMATION

In this Annual Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres
1 metric ton (tonne) = 2,205 pounds
1 foot - 0.305 metres
1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare
1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds
1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

“BQ” – Referring to diamond drill core with a diameter of 36.5 mm or 1.438 inches.

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

“NQ” – Referring to diamond drill core with a diameter of 47.6 mm or 1.835 inches.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto as at December 31, 2014, 2013, 2012, 2011 and 2010. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future. The selected financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects,” and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data
(CDN$ in thousands, except share and per share data)
	Year ended December 31,
	2014	2013	2012	2011	2010
Amounts in accordance with IFRS:
Net income (loss)	$(12,434)	$(6,911)	$(19,870)	$(33,362)	$18,494
Basic and diluted income (loss) per share	(0.06)	(0.04)	(0.13)	(0.26)	0.15
Total assets	21,899	19,272	21,948	28,686	53,408
Net assets	17,045	15,685	17,812	25,764	51,235
Share capital	104,028	91,823	87,250	77,052	70,314
Reserves	14,270	12,681	12,470	10,750	9,597
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic	192,465,968	166,539,368	157,936,692	130,816,879	122,561,368
Weighted average number of common shares outstanding – diluted	192,465,968	166,539,368	157,936,692	130,816,879	124,724,308
Number of common shares outstanding	218,047,709	172,828,575	164,031,781	143,109,112	130,448,492

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2010 to December 31, 2014 were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Years ended December 31
	2014	2013	2012	2011	2010
High	0.9422	1.0164	1.0299	1.0583	1.0054
Low	0.8589	0.9348	0.9599	0.9430	0.9278
Average	0.9027	0.9670	1.0008	1.0151	0.9671
End of Period	0.8620	0.9402	1.0051	0.9833	1.0054

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Monthly
	October ‘14	November ‘14	December ‘14	January ‘15	February ‘15	March ‘15
High	0.8980	0.8900	0.8815	0.8527	0.8063	0.8039
Low	0.8858	0.8751	0.8589	0.7863	0.7915	0.7811

The exchange rate on April 27, 2015 was 0.8261.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Permitting, Environmental and Other Regulatory Requirements

The Company’s operations are subject to permitting, environmental and other regulatory requirements which the Company may not be able to comply with.

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

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

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to maintain all necessary permits on acceptable terms.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

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

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties.

Canadian Zinc conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

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

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes. In 2013, the Federal Government introduced Bill C-15 The Northwest Territories Devolution Act which includes proposed amendments to the Mackenzie Valley Resource Management Act, which amendments may impose additional regulations, obligations or restrictions on mining operations in the Mackenzie Valley.

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

On April 1, 2014 Bill C-15 -The Northwest Territories Devolution Act came into law providing for the devolution of lands and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories (“GNWT”). Devolution in the NWT represents the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. Devolution also gives the GNWT the power to collect and share in resource revenues generated in the territory.

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

Financing and Going Concern

Additional financing will be needed for the Company’s business operations and there are no assurances that the Company will be able to obtain the necessary funding under acceptable terms and there is uncertainty regarding the Company’s ability to continue as a going concern.

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

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

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in order to fund its planned exploration and development programs and its corporate administration costs. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company may be required to curtail operations and its exploration and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development and exploration of Canadian Zinc’s Prairie Creek Property will require substantial additional financing. The SNC Preliminary Feasibility Study of 2012 estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated to be $34 million plus a contingency of $7 million for a total of $41 million.

The Company is in the process of updating the estimate of capital costs to bring the Prairie Creek Mine into production and a revised estimate will be included in the updated feasibility study to be completed alter in the year. The PFS included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new Water Licences and Land Use Permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure reclamation obligations and expected decommissioning liabilities. The Company is currently finalizing the design and cost estimates of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project. Incorporation of an all season road for future operations would require significant additional capital cost which were not considered in the 2012 Preliminary Feasibility Study.

Failure to obtain sufficient financing or to post the financial assurance or security when required will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Metal Prices and Marketability of Minerals

The Company may be adversely affected by fluctuations in metal prices.

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Factors tending to affect the price of metals include:
  The relative strength of the U.S. dollar against other currencies;
  Government monetary and fiscal policies;
  Expectations of the future rate of global monetary inflation and interest rates;
  General economic conditions and the perception of risk in capital markets;
  Political conditions including the threat of terrorism or war;
  Speculative trading;

  Investment and industrial demand; and
  Global production and inventory stocks.
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

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

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

Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties. The SNC Preliminary Feasibility Study on the Prairie Creek Project, completed in 2012, assumed levels of treatment charges, penalties and payabilities for all concentrates used in the economic analysis and were derived from a market study conducted by an independent third-party, however, no smelters or concentrate buyers have directly offered or confirmed the assumed treatment charges, penalties or payabilities. There can be no assurance that the assumed terms will be available to the Company.

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

Exploration and Evaluation

Mineral exploration involves a high degree of risk.

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

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

There is uncertainty in the estimation of mineral reserves and mineral resources.

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:
  Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
  Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
  Increases in operating mining costs and processing costs could adversely affect reserves or resources; and

  The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.
Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

The Company is not insured to cover all potential risks.

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

Title Matters

Title to the Company’s mineral properties may be challenged or defective. Aboriginal groups may raise title disputes in relation to land claims and any impairment or defect in title could have a negative impact on the Company.

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

Executives and Conflicts of Interest

The Company is dependent on certain key executives and the loss of these executives may adversely affect our business and results of operations.

Canadian Zinc is dependent on the services of key executives, including the President & Chief Executive Officer and the Vice President of Exploration & Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain officers and directors of the Company may be in a position of conflicts of interest.

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

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this Annual Report, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The resource industry is very competitive.

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

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

The Company is subject to the requirements of the Sarbanes-Oxley Act and similar Canadian regulations and there are no assurances that the Company will be able to continue to comply with these heightened regulatory requirements.

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

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

Vatukoula Gold Mines plc

The Company has an investment in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies in Fiji. VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the fair value or price of VGM shares.

History of Losses and No Assurance of Profitable Operations

The Company has a history of losses and no assurance of profitable operations.

The Company has incurred losses since inception of $101,253,000 through December 31, 2014, which includes $72,597,000 of exploration and development expenditures on the Prairie Creek property and central Newfoundland properties which have been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

The exercise of outstanding options and warrants would lead to dilution of current shareholders.

As of December 31, 2014, there were 218,047,709 common shares outstanding. As of December 31, 2014, the Company had 5,693,800 share purchase options and 17,295,960 warrants outstanding allowing the holders to purchase 22,989,760 common shares. Directors and officers of the Company hold 3,900,000 of these share purchase options, contractors and employees of the Company hold 1,793,800 share purchase options and third-party entities hold 17,295,960 share purchase warrants.

As of March 31, 2015, there were 218,047,709 common shares outstanding and the Company had 5,693,800 share purchase options and 16,908,360 warrants outstanding allowing the holders to purchase 22,602,160 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

Additional financing may be needed for our business operations which may lead to dilution of the Company’s current shareholders.

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Enforcement of Foreign Judgments

The Company is a foreign corporation and all of the Company’s directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

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

Foreign Private Issuer Status

As a foreign private issuer, the Company’s shareholders may have less complete and timely data.

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

U.S. Tax Matters

The Company’s Passive Foreign Investment Company status has possible adverse tax consequences for U.S. investors.

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. holders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Penny Stock Rules

The Company’s securities may be subject to penny stock regulations.

The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the former Companies Act of British Columbia. The Company changed its name to “San Andreas Resources Corporation” on August 29, 1991 and to “Canadian Zinc Corporation” on May 25, 1999. The Company currently exists under the Business Corporations Act (British Columbia). On June 16, 2004, the Company’s shareholders adopted new Articles to bring the Company’s Charter documents up to date and into conformity with the then new Business Corporations Act (British Columbia).

The Company's head office, which is also its registered and records office, is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9.

The Company’s shareholders passed a resolution to amend the Company’s authorized share capital from 50,000,000 common shares with no par value to 100,000,000 common shares with no par value on May 24, 2002 and from 100,000,000 common shares with no par value to 200,000,000 common shares with no par value on December 30, 2003. On June 16, 2004, shareholders passed a resolution to change the authorized share capital to an unlimited number of common shares with no par value.

General Development of the Business

Canadian Zinc is a public company listed on the Toronto Stock Exchange under the symbol “CZN” and traded on the OTCQB under the symbol “CZICF” and is engaged in the business of exploration and, when warranted, development of natural resource properties.

The Company’s principal focus is the development of the Prairie Creek property (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”) in the Northwest Territories, Canada and the exploration of base metal properties in Newfoundland and Labrador, Canada.

The Prairie Creek Property contains a zinc/lead/silver mineral resource located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada. The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 tonne per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drills, camp accommodation, maintenance and water treatment facilities and a 1,000 long gravel metre airstrip. The Company has obtained all the significant regulatory permits and social licences required to complete construction and development at the mine site and the access road to allow commencement of mining and milling at Prairie Creek.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to complete ongoing optimization, planning and engineering for incorporation into feasibility studies to support and secure the necessary financing to rehabilitate, upgrade and modernize the Mine, including the processing plant and other site infrastructure.

Canadian Zinc also owns an extensive land package in central Newfoundland, Canada, with known lead/zinc deposits and extensive exploration potential, which includes the South Tally Pond project, which hosts the Lemarchant deposit, the Tulks South project, which hosts the Boomerang and Domino deposits, and the Long Lake project.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Three Year History

Throughout the years 2012, 2013 and 2014, the Company’s principal focus has been its efforts to advance the Prairie Creek Project towards completion of development and subsequent production.

Preliminary Feasibility Study

In June 2012 a Preliminary Feasibility Study (“PFS” or “Preliminary Feasibility Study”) was prepared by SNC-Lavalin Inc. (“SNC” or “SNC-Lavalin”) of Vancouver and a corresponding technical report dated effective June 15, 2012 was filed on SEDAR on August 9, 2012. Such report was revised to incorporate post-tax results and was filed on SEDAR on July 23, 2014. The revised report (the “AMC Technical Report”) by AMC Mining Consultants (Canada) Ltd. is titled “Prairie Creek Property, Northwest Territories, Canada, Technical Report for Canadian Zinc Corporation”. The Qualified Persons responsible are J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and F. Sveinson, P. Eng., SNC-Lavalin Inc.

The Preliminary Feasibility Study projected a mining rate of 1,400 tonnes per day, with mill throughput, following dense media separation, of 1,000 tonnes per day, to produce an average annual output of approximately 60,000 tonnes of zinc concentrates and 60,000 tonnes lead concentrates,which in total contain approximately 76 million pounds of zinc, 90 million pounds of lead and 2.2 million ounces of silver per year, for a projected mine life of 11 years.

The PFS included a number of recommendations for further work and studies to optimize the Prairie Creek Project, including detailed mine planning, construction engineering, transport efficiencies, reducing start-up time and addressing working capital requirements.

Optimization Studies

In order to address the recommendations of the PFS, and move the Prairie Creek Project towards full feasibility for financing, Canadian Zinc embarked on a series of optimization projects in late 2013, which continued throughout 2014 and into 2015. The main objectives have been to improve the project economics by increasing the mine life; defining, with feasibility level accuracy, the capital cost required to place the mine into production, refining the projected costs to operate the mine; and developing a transportation plan and marketing strategy for all of the Prairie Creek concentrate production.

New Resource Estimate

During 2014, the Company engaged AMC Mining Consultants (“AMC”) to undertake an underground optimization study of the mine with a view to reducing the initial cost of mine development, improving the mining methods, minimize mine operating costs and incorporate results of recent exploration drilling programs into an updated mineral resource estimate. AMC also undertook a number of underground mine studies, including a geotechnical assessment to determine the optimum mining methods for use in the design of the new mine plan. Underground ventilation and backfill studies were also completed.

A new mineral resource estimate, completed by AMC in March 2015 demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories. The new resource estimate is based on a newly constructed and revised and more detailed geological wireframe block model, developed over the past year, which defines and constrains the mineralized system for inclusion in the new mine plan. The new resource estimate also includes results from additional drilling and underground sampling not included in previous estimates.

Exploration and Site Programs

The Company conducted surface exploration drill programs; site maintenance and facility upgrade programs during 2012 and 2013. In October 2014, the Company awarded an underground exploration and development program to Procon Mining and Tunneling Ltd. (“Procon”) and undertook the first stage of the program that included dewatering and re-installation of electrical and ventilation services to the 650 metre-long decline tunnel located at the end of the 870m underground level.

Permitting at Prairie Creek

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) issued its Report of Environmental Assessment and Reasons for Decision (the “EA Report”) for the Company’s proposed Prairie Creek Mine in which it concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern; that an environmental impact review of this proposed development is not necessary; and that the proposed Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Water Board.

In January 2012, following the completion of the Environmental Assessment in December 2011, the Mackenzie Valley Land and Water Board (“MVLWB” or the “Water Board”) commenced the regulatory process for the issue of a Type “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site.

In September 2013, the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”), approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada. The Type “A” Water Licence, MV2008L2-002, was issued by the Water Board on September 24, 2013 and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling.

In April 2014, Canadian Zinc made application to the MVLWB and Parks Canada for permits to construct, maintain and operate an all season road from the Mine to the Liard Highway. The MVLWB referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVRB”) in May 2014 for environmental assessment. In June 2014, the Company presented its Developer’s scoping document to local communities and organizations. In September 2014, the MVRB issued the final Terms of Reference and the Company submitted the Developer’s Assessment Report to the MVRB in April 2015.

Lead / Zinc Exploration in Newfoundland

During 2014 the Company conducted three drill programs on the South Tally Pond; Tulks South and Long Lake projects in central Newfoundland. The 2014 drill programs in central Newfoundland were successful, and considered very encouraging, in that 20 of the 27 holes intersected the targeted mineralization, including some massive sulphide intercepts ranging up to 25% zinc and 15% lead.

Acquisitions

On September 24, 2012, Canadian Zinc acquired all of the outstanding common shares of Paragon Minerals Corporation in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon.

On December 20, 2013, Canadian Zinc acquired all of the outstanding common shares of Messina Minerals Inc. in exchange for 2,132,714 common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina.

Financing

In May 2013, Canadian Zinc raised $10.3 million by the sale to Sandstorm Metals & Energy Ltd. (“Sandstorm”) of a 1.2% net smelter return royalty (“NSR”) on the Prairie Creek Mine. In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine. Canadian Zinc has granted Sandstorm with a right of first refusal on any future royalty or stream financing for the Prairie Creek Project.

The Company does not consider the 1.2% net smelter return royalty sold in May of 2013 to have a material impact on the economic analysis in the Preliminary Feasibility Study. The Company expects that the 1.2% net smelter return royalty will result in a reduction of 2.4% in annual earnings before interest, taxes, depreciation and amortization.

In August, 2013, the Company issued by way of a bought deal private placement 6,460,000 flow-through shares on a brokered basis at $0.62 per share, for aggregate gross proceeds of $4,005,000.

In July 2014, Canadian Zinc raised $15.75 million through the sale of 28,572,000 Units priced at $0.35 per Unit and 15,134,000 common shares, which qualify as “flow-through” shares, at a price of $0.38 per flow-through share in a bought deal financing through a syndicate of underwriters led by Dundee Securities Ltd. and including Canaccord Genuity and Paradigm Capital. Each Unit is composed of one common share and a one half of one common share purchase warrant. Each full warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

The proceeds of the Unit financing are being used to initiate underground development at the Prairie Creek mine, to complete ongoing optimization studies and to undertake engineering and preliminary procurement. The net proceeds of the flow-through financing are being used to undertake exploration program on the Prairie Creek Property with the goal of increasing mineral resources and to expand the potential at the Company’s exploration properties in central Newfoundland.

Outlook

Canadian Zinc’s focus for 2015 will be to continue to advance the Prairie Creek Mine towards production.

The ongoing underground diamond drilling program will be completed within the second quarter of 2015. The planned drilling will total about 6,000 metres of diamond drill coring over 21 holes on four, 50-metre spaced sections. Six holes have already been completed from the first station. The objective is to increase the life of the mine, especially in the higher grade vein mineralization, by converting part of the currently Inferred Resource to an Indicated category.

The results of this drill program will then be incorporated into yet another updated mineral resource estimate, which will in turn be converted into an updated mineral reserve and revised mine plan, which will then be incorporated in a new economic model for the Prairie Creek Mine.

Further assessment of underground hydrology will assist in evaluating the possibility of dewatering the underground mining area prior to commencing actual development, which should have significant savings in both mining and water treatment costs and in the capital costs of water treatment facilities at surface.

Further metallurgical test work, and plant engineering and design, will be carried out to modify and simplify the proposed mineral process flow-sheet with the objective of enhancing the quality and payability of the lead and zinc concentrates. Consideration will also be given to enhancing the grinding and flotation circuits to increase the mill’s capacity and throughput.

Discussions and negotiations will continue with a select group of smelters to obtain firm indications of off-take interest, for both lead and zinc concentrates from the Prairie Creek mine, including indications of expected treatment charges and penalties.

Further examination of the capital costs associated with construction and installation of new facilities and equipment, and the integration of such new facilities and equipment into the existing mine facilities, along with the refurbishment the existing facilities, will be continued by Tetra Tech WEI Inc. (“Tetra Tech”). Completion of this work will enable updating the estimate of capital costs to bring the Prairie Creek Mine into production.

The new mineral reserve estimate, revised mine plan, modified process flow-sheet and updated estimate of capital costs will form the basis of an updated preliminary feasibility study, which will also include evaluation of the integration of an all season road into the Prairie Creek Project. Subject to completion of the current underground drilling program and the ongoing optimization work, it is expected that this updated preliminary feasibility study will be completed later in 2015.

The adoption of an all season road, which would enable the transportation of both supplies and concentrates in smaller volumes spread throughout the year, has many financial implications, both in additional capital cost but also in potential savings and lower finance costs, that need to be further evaluated. The Company submitted its Developer’s Assessment Report in April 2015 with the objective of completing the all season road Environmental Assessment by the end of the 2015 calendar year and permitting of the road in early 2016.

The development of the Prairie Creek Mine will require substantial additional financing. Canadian Zinc will continue to evaluate alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine. However the ability to raise financing is impacted by conditions beyond the control of the Company, including depressed commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector.

From discussions and investigations to date, while there is considerable interest on the part of financial and commodity institutions, particularly in the context of the positive outlook of the price of zinc, it has been indicated that the opportunity of raising bank debt financing for Prairie Creek would be enhanced with the production of a definitive or bankable feasibility study which would address all of the contingences in the required detail and help to manage or reduce the various risk factors. Following completion of the updated preliminary feasibility study, the Company will consider the benefits of continuing to work towards completion of a definitive feasibility study which could be required to support bank debt or other senior financing.

At December 31, 2014, the Company had working capital of $12.4 million and expects it will be able to meet its current commitments and continue its planned 2015 programs and corporate activities.

B. Business Overview

The Company’s principal focus is exploration and development of the Prairie Creek Property (a zinc/lead/silver, partially developed property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to complete ongoing optimization, planning and engineering and secure sales agreements for future concentrate production for incorporation into feasibility studies to support and secure the necessary financing to rehabilitate, upgrade and modernize the Mine, including the processing plant and other site infrastructure.

Canadian Zinc also owns an extensive mineral land package in central Newfoundland covering three large VMS projects with known mineral deposits and excellent exploration potential, including the South Tally Pond project, which hosts the Lemarchant deposit; the Tulks South project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake project.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets shown on the Company’s balance sheet is dependent on the existence of economically recoverable reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete construction and development and future profitable mine production.

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

C. Organizational Structure

At the end of its most recently completed financial year the Company structure includes a wholly-owned subsidiary Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”), which is organized under the laws of British Columbia. (See “General Development of the Business – Company Acquisitions”) The following chart shows the intercorporate relationship between the Company and its subsidiaries:

D. Property, Plants and Equipment

The Company presently maintains offices in Vancouver, Fort Simpson and Toronto (all in Canada). The Company’s head office is located in Vancouver and is approximately 3,000 square feet in size. The Company presently leases office space in Fort Simpson which supports a Community Liaison Officer and acts as an information source on Prairie Creek for the local community to access. In addition the office can receive any questions, issues or concerns from the community about the development. The Company’s Toronto office is maintained for the use of the Chief Executive Officer and Vice-president – Investor Relations.

Mineral Properties

History of Prairie Creek – the Company’s Principal Property

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

During 1966 to 1969, trenching was carried out by Cadillac on a number of zones and underground exploration commenced. The prospecting permit expired in 1969 and 6,659 acres (210 claims) were selected by Cadillac and brought to lease. The property was optioned to Penarroya Canada Ltee. (“Penarroya”) in 1970 and the underground development was extended. Surface drilling and preliminary metallurgical testing was also conducted. Penarroya discontinued their work in late 1970 and Cadillac resumed full operation of the project. Cadillac further developed the underground workings and resampled the crosscuts in 1979.

In 1980, an independent feasibility study was completed for Cadillac by Kilborn Engineering which resulted in a decision to put the property into production. In December 1980, Procan Exploration Company Ltd. (“Procan”) (a company associated with Herbert and Bunker Hunt of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain production based on the Kilborn feasibility study. Between 1980 and 1982, extensive mine development took place. Cadillac acquired a 1,000-ton per day mill concentrator and transported it to the minesite. The mill was erected and a camp established. Two adits and extensive underground workings were developed. During this time the winter road connecting the mine to the Liard Highway was constructed and over 500 loads of supplies were transported to site. Construction activities continued until May 1982 and were almost complete when they were suspended due to lack of financing. Subsequently, Cadillac went into bankruptcy in May 1983 and site maintenance and operations were taken over by Procan.

In 1991, Nanisivik Mines Limited (an unaffiliated third party) acquired the property through the bankruptcy proceedings. Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, and a 60% interest in the plant and equipment, subject to a net smelter royalty of 2% in favour of Titan Pacific Resources Ltd. which as successor to Titan held the remaining 40% interest. In January 2004, the Company acquired all of Titan’s interest, including the 2% net smelter royalty, and now holds a 100% interest in the Prairie Creek property, plant and equipment.

Between 1991 and 2000, the Company carried out various exploration programs on the Prairie Creek Property. In January 2001, the Company completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property. The Scoping Study indicated the feasibility of a mining and milling operation on the site and identified a number of different development and production scenarios.

In 2006 and 2007, the Company carried out an underground exploration program, driving a decline about 550 metres and completing approximately 10,600 metres of underground drilling. In October 2007, an updated Technical Report (the “Minefill Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program. The Minefill Report verifies and confirmed the previous historical resource estimate completed by MRDI in 1998 and notes significant upgrades in resource categories. The Minefill Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Minefill Report confirms that there is also a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential. This positive report led the Company to submit a formal application to the regulatory authorities in 2008 to secure the necessary licences and permits required for an operating mine at Prairie Creek.

As noted above, a Preliminary Feasibility Study prepared by SNC-Lavalin Inc. of Vancouver was submitted to the Company in June 2012 and a corresponding Technical Report dated effective June 15, 2012 was filed on SEDAR on August 9, 2012. Such report was revised to incorporate post-tax results and was filed on SEDAR on July 23, 2014. The Preliminary Feasibility Study was based on a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver, calculated from a AMC Mineral Resource estimate of June 2012 of 5.4 million tonnes averaging 10.8% zinc, 10.2% lead and 160 g/t silver and an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver.

A new Mineral Resource estimate completed in March 2015 by AMC Mining Consultants (Canada) Ltd. (Gregory Z. Mosher P.Geo. and J. Morton Shannon P.Geo., Qualified Persons (“QP”), as defined by National Instrument 43-101) demonstrated an increase in overall Mineral Resource tonnages in the Indicated category and in the Inferred category. The new Mineral Resource updates the previous Mineral Resource Estimate of June 2012.

Permitting

A Project Description Report (“PDR”) was prepared and filed with the MVLWB in May 2008 in support of application for operating permits. The PDR describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

After review of the PDR, the MVLWB in August 2008 referred the application to Environmental Assessment under the jurisdiction of the Review Board. In March 2010, the Company submitted its Developer’s Assessment Report to the Review Board.

In December 2011, The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine. The Review Board concluded the proposed development is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern, an environmental impact review of the proposed development is not necessary and the project should proceed to the regulatory phase for approvals. In June 2012, the Minister of Aboriginal Affairs and Northern Development advised the Review Board that an environmental impact review of the proposed development of the Prairie Creek Mine is not necessary.

In a decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Type “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the EA process.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014, which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit, which is valid for a term of five years, with an optional two year extension, is subject to numerous conditions including the requirement to deposit with the Minister of Aboriginal Affairs and Northern Development Canada security of $3 million within ninety days of the issue of the permit and an additional $1 million prior to the commencement of construction upgrades to the mill.

Also in June 2013, the MVLWB issued LUP MV2008T0012 which permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies. This permit is valid for a term of five years, with an optional two year extension, and provides for the posting of security in the total amount of $315,000 at various stages of activity under that permit.

In September 2013, the Minister of Aboriginal Affairs and Northern Development Canada approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada. The Type “A” Water Licence, MV2008L2-002, was issued by the Water Board in September, 2013.

The Type “A” Water Licence is valid for a term of seven years and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling. The Licence is subject to numerous conditions, including the requirement to post, in stages and maintain security for future reclamation with the Minister of Aboriginal Affairs and Northern Development Canada totaling $13.07 million on an original schedule of $3 million within ninety days of the effective date of the licence, $5 million prior to extracting waste rock from the underground mine and $5.07 million prior to commencing milling.

The Type “A” Water Licence and the Land Use Permit are the key regulatory permits needed for the construction, development and operation of the Prairie Creek Mine. The successful completion of the regulatory process marked the culmination of many years of effort by the Canadian Zinc team, the MVLWB, the various government agencies and all the stakeholders in the region. The positive recommendation of the Water Board demonstrates that a broad consensus has been achieved through the process.

Copies of the Type “A” Water Licence and Land Use Permit and associated documents may be inspected on the Water Board website (Year 2008, Canadian Zinc MV2008L2-0002) and under the Company’s profile on SEDAR.

On December 22, 2013, the Company filed an application to the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease. The Company has provided responses to Information Requests and the MVLWB has circulated the application to interested parties for comment.

In August 2014, Canadian Zinc submitted an amended development schedule for the Prairie Creek Mine to the Mackenzie Valley Land and Water Board and this was followed up by an application to the MVLWB in October 2014 requesting that its Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule. This action would defer the schedule and dates in the licence for the submission of various plans until the activation of licence and the commencement of operations. The MVLWB is considering the Company’s request and has circulated this application to interested parties for comment.

Road Land Use Permits and Water Licences

Nahanni National Park Reserve (“NNPR”) was expanded in 2009 and now encircles the Prairie Creek Property; however the Prairie Creek Property was excluded from the expansion area and is not part of the Park. The park expansion area now includes a significant portion of the Prairie Creek Access Road route, however, when NNPR was expanded the Canada National Parks Act was amended to enable the Minister of the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading the Prairie Creek area, including the sites of storage and other facilities connected with that road.

The applications for land use permits, and water licences relating to the road access are multi-jurisdictional and the Company applied to both to the Water Board and Parks Canada for road related permits and licences.

In January 2013, the MVLWB issued LUP MV2012F007 for a period of five years, which permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. This road permit incorporates realignment of the original route which will improve access and further reduce potential environmental impact and provides for the posting of security of $220,000 prior to the commencement of operations.

At the same time the Water Board also issued a Type “B” Water Licence MV2012L1-0005, valid for a period of seven years commencing January 2013, which permits the limited use of water and disposal of waste for road construction, maintenance, and operational activities and provides for the posting of security of $220,000. This Land Use Permit and Water Licence apply to the portion of the winter road traversing Crown Land which is under the jurisdiction of the Water Board. There are two sections to this portion of the road, the first being 17 kilometres of road from the mine site to the point where the road enters the NNPR and the second, being 80 kilometres of road from the eastern boundary of the NNPR to the Liard Highway.

In September 2013, the Company received from Parks Canada permits Parks2012_W001 WL and Parks2012-L001 LUP, both valid for a period of five years valid until August 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB. In order to ensure a harmonized regulatory process, the conditions in the Parks Canada permits largely mirror those in the Land Use Permits previously issued to the Company by the MVLWB, in respect of that portion of the road that runs outside the NNPR. The Parks Canada permits provide for the posting of security totaling approximately $2.57 million at various stages prior to the commencement of operations of the road or construction of the transfer facilities.

Canadian Zinc now holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre winter access road which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve, is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related permits and licences related to their respective jurisdictions.

In April 2014, the Company submitted an application to the MVLWB and to Parks Canada for Land Use Permits to permit the possible future upgrade of the winter access road to all season use. The application for permits for an all season road is presently in Environmental Assessment before the Mackenzie Valley Review Board. In June 2014, the Company presented a Developer’s scoping document to local communities and organizations. In September 2014, the MVRB issued the final Terms of Reference and the Company submitted the Developer’s Assessment Report to the MVRB in April 2015.

Preliminary Feasibility Study

In June 2012, a Preliminary Feasibility Study prepared by SNC-Lavalin Inc. of Vancouver was submitted to the Company. This report contains capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It includes an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation. The PFS indicated a pre-tax NPV, using an 8% discount, of $253 million, with an IRR of 40.4% and payback period of three years, with an 11 year mine life, and pre-production capital costs totaling $193 million. The report indicated a post-tax NPV of $155 million; with an IRR of 31.7% and payback period of three years.

A Technical Report by AMC Mining Consultants (Canada) Ltd. dated effective June 15, 2012 was filed on SEDAR on August 9, 2012, and subsequently filed on EDGAR, and revised to incorporate post-tax results and filed on SEDAR on July 23, 2014. The revised report is titled “Prairie Creek Property, Northwest Territories, Canada, Technical Report for Canadian Zinc Corporation”. The Qualified Persons responsible are J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and F. Sveinson, P. Eng., SNC-Lavalin Inc.

The Preliminary Feasibility Study was based on a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver, calculated from an AMC June 2012 Mineral Resource estimate of 5.4 million tonnes averaging 10.8% zinc and 10.2% lead with 160 g/t silver and an Inferred resource of 6.2 million tonnes averaging 14.5% zinc,11.5% lead, 0.57% copper and 229 g/t silver (see AMC Technical Report filed on SEDAR).

For readers to understand the technical information in this Annual Report they should read the AMC Technical Report (available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under the Company's profile) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this Annual Report. The AMC Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the AMC Technical Report is subject to the assumptions and qualifications contained in the AMC Technical Report.

The Company has included these website addresses in this Form Annual Report only as inactive textual references and does not intend them to be active links to these websites. The contents of these websites, and information accessible through them, do not form part of this Annual Report.

The Company is in the process of updating the estimate of capital costs to bring the Prairie Creek Mine into production and a revised estimate will be included in an updated preliminary feasibility study to be completed later in 2015. The 2012 Preliminary Feasibility Study included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure reclamation obligations. The Company is also currently finalizing the design and cost estimates of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project. Incorporation of an all season road for future operations would require significant additional capital costs which were not considered in the 2012 Preliminary Feasibility Study.

Highlights of the Preliminary Feasibility Study:

•
Pre-tax Net Present Value (“NPV”), using an 8% discount, of $253 million, with an internal rate of return (“IRR”) of 40.4% and payback period of three years, based on base case metal price forecasts of $1.20/lb for both zinc and lead and $28.00/oz silver, for the first two years of mine production during 2014/15, then reducing to long-term prices of $1.00/lb zinc, $1.00/lb lead and $26.00/oz silver in 2016 and thereafter. Post-tax NPV resulted in an NPV of $155 million; an IRR of 31.7% and payback period of three years.

•	Average annual earnings before interest taxes depreciation and amortization (“EBITDA”) of $66 million per year and $686 million over the life of the Project.
•	11 year mine life based exclusively on a defined mineral reserve of 5.2 million tonnes, grading 9.4% zinc and 9.5% lead, with 151 g/t silver.
•	Average annual production of 60,000 tonnes of zinc concentrate and 60,000 tonnes of lead concentrate containing 76M lbs of zinc, 90M lbs of lead and 2.2M ounces of silver.
•
100% underground operation with mining rates averaging 1,350 tpd, primarily utilizing the cut- and-fill mining method and with paste backfill consuming 100% of the tailings stream generated from the 1,000 tpd milling process.

•
Pre-production capital costs, excluding contingency, is estimated to be $160 million of which $42 million will be incurred in year 1 and $118 million in year 2 with an additional contingency of $33 million.

•
Working capital is estimated at $41 million, which includes a $7 million contingency and the cost and delivery of materials, supplies and fuel for the first season of operation in addition to the first three months of operating expenditures, with the assumption the concentrate will be sold as produced.

•
Average life-of-mine (“LOM”) cash operating costs of ore mined (before transportation costs) are estimated at $144/t and a LOM sustaining capital of $11 million. Transportation costs are estimated at $60/t of ore mined for the LOM.

(All costs $CDN at par with $US, t=tonne, g=gram, lbs=pounds, tpd=tonnes per day, intended level of accuracy of capital cost estimates are +/- 20%)

The 2012 Preliminary Feasibility Study included a number of recommendations for further work and studies to optimize the Prairie Creek Project, including detailed mine planning, construction engineering, transport efficiencies, reducing start-up time and addressing working capital requirements, and specifically:

•
Undertaking additional drilling programs, particularly towards the north end of the deposit, to increase the confidence level in the estimated resources and reserves and to identify additional resources.

•	Modifying the mine plan to include increased resources and identify areas of the mine amenable to lower cost bulk mining methods.
•
Use of a form of longhole / sublevel stoping rather than cut and fill in zones of wider mineralization which could reduce operating costs, increase mine productivity and allow for more tailings to be stored underground with less cement required during backfill.

•	Examination of opportunities to improve efficiencies in transport, scheduling and logistics
•	Review of opportunities for early completion of construction, engineering and mine development programs to reduce start-up times required.
•	Undertaking geotechnical drilling to confirm ground support requirements and stability control during operations.
•	Preparation of a mine dewatering plan.

Optimization 2014/2015

In order to address the recommendations of the PFS, and move the Prairie Creek Project towards full feasibility for financing, Canadian Zinc embarked on a series of optimization projects in late 2013, which continued throughout 2014 and into 2015. The main objectives have been to improve the project economics by increasing the mine life; defining, with feasibility level accuracy, the capital cost required to place the mine into production, refining the projected costs to operate the mine; and developing a transportation plan and marketing strategy for all of the Prairie Creek concentrate production.

New Mineral Resource

During 2014, the Company engaged AMC Mining Consultants to undertake an underground optimization study of the mine with a view to reducing the initial cost of mine development, improving the mining methods, minimize mine operating costs and incorporate results of recent exploration drilling programs into an updated mineral resource estimate. AMC also undertook a number of underground mine studies, including a geotechnical assessment to determine the optimum mining methods for use in the design of the new mine plan, and underground ventilation and backfill studies were also completed.

AMC also completed a geotechnical analysis of the existing underground workings and concluded that longhole stoping methods were a viable and preferable mining method for the project. The longhole stoping is expected to reduce operating costs and increase mine productivity when compared to the cut and fill method proposed in the PFS from 2012.

A new mineral resource estimate, prepared by AMC in March 2015 demonstrated an increase in overall resource tonnages in the Measured plus Indicated and in the Inferred categories. The new resource estimate is based on a newly constructed and revised and more detailed geological wireframe block model, developed over the past year, which defines and constrains the mineralized system for inclusion in the new mine plan. The new resource estimate also includes results from additional drilling and underground sampling not previously included.

The new Mineral Resource estimate has demonstrated an increase in overall tonnages of Measured and Indicated Resources. The new updated estimate, with increases in both the vein and stockwork tonnages in the Measured and Indicated category, will increase the life-of-mine potential compared to the 2012 Resource Estimate.

•	Total Measured and Indicated Resource tonnages increased by 21% to 6.5 million tonnes at combined grade of approximately 20% Pb and Zn with 150 g/t Ag, details of which include:
o	an 11% increase in Main Quartz Vein tonnage to 4.1 M tonnes grading 12.4% Pb, 11.2% Zn, 199 g/t Ag;
o	an increase in Stockwork tonnage to 1.4 M tonnes grading 4.0% Pb, 7.1% Zn, 63 g/t Ag from the previous stockwork estimate of 410,000 tonnes grading 3.7% Pb, 7.7% Zn, 69g/t Ag;
o
a more constrained classification of Stratabound mineralization has shifted the previously reported tonnage from the Measured category to the Indicated category and decreased the tonnage by 17% to 1.1 M tonnes grading 5.4% Pb, 10.8% Zn, 55 g/t Ag.

•	Total Inferred Resource tonnages increased by 13% to 7.1 M tonnes grading 9.6% Pb, 11.7% Zn, 177 g/t Ag from 6.2 M tonnes grading 11.5% Pb; 14.5%Zn, 229 g/t Ag.

The mineralization at Prairie Creek Mine occurs within three different styles namely; the Main Quartz Vein (“MQV”), which is the high grade steeply dipping fault structure that hosts the majority of mineralization; the Stockwork Zone (“STK”), which is a series of narrow high grade veins occurring at an oblique angle to the Main Quartz Vein; and the Stratabound Massive Sulphide (“SMS”), which occur as a thick pyrite-rich replacement-type deposit cut by the Main Quartz Vein.

The following table shows the detail of the 2015 Mineral Estimate by resource category and mineralization style.

PRAIRIE CREEK RESOURCE ESTIMATE: MARCH 2015
	TONNES	Zn (%)	Pb (%)	Ag (g/t)
MAIN QUARTZ VEIN (MQV)
MEASURED	1,279,000	13.2	11.6	211
INDICATED	2,850,000	10.2	12.8	193
TOTAL MQV MEASURED & INDICATED	4,129,000	11.2	12.4	199
TOTAL MQV INFERRED	6,132,000	12.6	10.4	195

STOCKWORK (STK)	TONNES	Zn (%)	Pb (%)	Ag (g/t)
MEASURED	0	0.0	0.0	0
INDICATED	1,400,000	7.1	4.0	63
TOTAL STK MEASURED & INDICATED	1,400,000	7.1	4.0	63
TOTAL STK INFERRED	790,000	4.7	4.0	61

STRATABOUND (SMS)	TONNES	Zn (%)	Pb (%)	Ag (g/t)
MEASURED	0	0.0	0.0	0
INDICATED	1,059,000	10.8	5.4	55
TOTAL SMS MEASURED & INDICATED	1,059,000	10.8	5.4	55
TOTAL SMS INFERRED	156,000	11.0	6.6	63

Notes: Estimated at a cut-off grade of 8% Zn-Eq based on prices of US$1.00/lb for both zinc and lead and US$20/oz for silver, with average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag, and average payables of 85% for Zn, 95% for Pb and 81% for Ag.
.

The March 2015 Prairie Creek mineral resource estimate was completed by AMC Mining Consultants Ltd.  [Gregory Z. Mosher P.Geo., and J. Morton Shannon, P.Geo., Qualified Persons (“QP”), as defined by National Instrument 43-101]. AMC also completed the previous mineral resource estimate in 2012.

The new mineral resource updates the previous resource estimate reported in June, 2012, which was incorporated into the Preliminary Feasibility Study. The Company does not consider the changes in the mineral resource estimates to be a material change in respect of the affairs of the Company. The following table compares the 2015 overall mineral resource with the previous 2012 overall mineral resource at the Prairie Creek Mine:

OVERALL RESOURCE ESTIMATE: MARCH 2015					OVERALL RESOURCE ESTIMATE: JUNE 2012
TOTAL MQV+STK+SMS	TONNES	Zn (%)	Pb (%)	Ag (g/t)	TONNES	Zn (%)	Pb (%)	Ag (g/t)
MEASURED	1,279,000	13.2	11.6	211	1,700,000	12.1	9.7	155
INDICATED	5,309,000	9.5	9.0	131	3,731,000	10.2	10.5	162
MEASURED & INDICATED	6,588,000	10.2	9.5	147	5,431,000	10.8	10.2	160
INFERRED	7,078,000	11.7	9.6	177	6,239,000	14.5	11.5	229

The main differences between the 2015 and the 2012 resource estimates are attributed to:

•	Including data from 50 additional diamond drill holes and underground chip samples.
•	More constraining factors used in the 2015 estimation, including block size, interpolation and minimum number of samples used.
•	The 2015 Mineral Resource was estimated by ordinary Kriging; the 2012 Mineral Resource was estimated using inverse distance squared.
•	The 2015 estimate used a regression equation to estimate bulk densities; the 2012 estimate used interpolated bulk density values and a single fixed value for the STK zone.
•	The 2015 block model incorporated LIDAR survey data which improved the accuracy in surface control when incorporating the new drill/chip data.
•	The geological interpretation was revised to subdivide the Main Quartz Vein into two en-echelon bodies.
•	The total Inferred Mineral Resource was estimated with a 13% higher tonnage but at a lower grade as a result of using more constraining geological factors and more minimum sample points.

Engineering and Construction

During 2014, the Company engaged Tetra Tech to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine with the goal to refine and augment the design work completed previously and generate definitive feasibility level estimates of the capital cost and schedules, and in turn reduce contingency factors.

Specifically, Tetra Tech developed tender packages for mine rehabilitation and development; mill completion, power generation and distribution; heat recovery systems; a dense media separation plant; a paste fill plant; a water treatment plant; instrumentation and control systems; camp construction; and winter road construction and maintenance. Plant engineering and design work by Tetra Tech has identified the possibility and desirability of enhancing the grinding and flotation circuits to increase the mill’s capacity and throughput.

The contract tendering and procurement process, managed by Tetra Tech, is nearly complete and has been an important phase of the Prairie Creek Project that refines and augments the design work completed previously and will generate definitive estimates for a large portion of the capital cost required to place the Prairie Creek Mine into operation.

Negotiations with vendors are being finalized and the Company expects to be able to compile the complete capital cost estimate for inclusion into an updated preliminary feasibility study targeted to be completed later in the year.

Transportation Studies

Canadian Zinc is working with a number of experts in the transportation business to identify optimum transportation routes and methods, along with the associated costs. The transportation plan utilized in the 2012 PFS envisaged the use of the access road from the mine site to the Liard Highway only in the winter months of each year, both for the outward transportation of concentrates and for the inward transportation of equipment and supplies, including diesel fuel. This winter road plan would necessitate a large investment in working capital to finance consumables and supplies and also a large build up in concentrate inventory awaiting transportation and sale, and would involve a major mobilization and logistical exercise.

Accordingly, in pursuit of possible improved economics, consideration is being given to the construction and use of an all season road which would enable the transportation of both supplies and concentrates in smaller volumes spread throughout each year. Incorporation of an all season road for future operations would have significant financial implications, both in additional capital cost but also in potential savings and lower finance costs.

The Company is currently finalizing the design and cost estimate of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project, along with incorporating the subsequent reduction in operating costs associated with an all season road of this nature.

Concentrate Marketing

In 2014 the Company engaged Cliveden Trading AG, an international metal trading and advisory company based in Switzerland, (“Cliveden”) to formulate a comprehensive market assessment and marketing strategy for all concentrate production and advise CZN on commercial and marketing matters. Cliveden has identified multiple smelter destinations and is developing marketing strategies as well as advising on expected treatment charges and penalties for the Prairie Creek concentrates.

The Company’s goal is to obtain firm indications of off-take interest, for both lead and zinc concentrates, from a select group of smelters identified by Cliveden. These indications along with the expected treatment charges and penalties identified by Cliveden will be incorporated into the updated preliminary feasibility study.

Metallurgical studies are also being carried out to further optimize and update the proposed mill flow-sheet with the objective of improving the quality of the concentrates by enhancing recoveries and reducing deleterious elements. The zinc concentrate to be produced from Prairie Creek is expected to contain relatively high levels of mercury and the potential reduction of this deleterious element will enable the zinc concentrate to be treated in a greater number of zinc smelters.

These studies are on-going and include lab testing using new and different re-agents combined with trade-off evaluations of projected economics to better determine optimum concentrate specifications and payability of the contained metals. The results of these metallurgical studies will be incorporated into the updated preliminary feasibility study.

Underground Exploration Program 2014 / 2015

Canadian Zinc is currently carrying out an underground diamond drill program at the Prairie Creek Mine with the objective of converting part of the currently Inferred Resource to an Indicated category for potential inclusion in an updated mine plan to be incorporated in an update preliminary feasibility study to be completed following completion of the current drilling program later in the year.

The mining contract for the initial underground exploration and development program at the Prairie Creek Mine was awarded to Procon in October 2014.

The mining contract was awarded to Procon following a tendering process which included a number of major mining contractors with the objective of optimising mine development and operating costs related to the Prairie Creek Mine. This involved the creation of a comprehensive mine tender package and an underground site visit to Prairie Creek by all prospective contractors, which led to tenders being developed by the contractors and bids submitted which were subsequently assessed by the Company.

The Prairie Creek Mine exploration and development program has been divided into stages.

The first stage was to re-open access to the underground by dewatering and re-installing electrical and ventilation services to the 650 metre-long decline which is located at the end of the 870m underground level. Rehabilitation of the underground workings near the 930m level portal area was completed by removing all old timbers and bolting and shotcreting the area. The portal area at the 930m level also contains the primary ventilation fan which distributes air to the lower level. Further rehabilitation of some manway raises and refuge stations is also planned.

After completion of the rehabilitation stage, Canadian Zinc began an exploration diamond drill program from underground drill stations located at the end of the decline, with the objective of upgrading part of the currently inferred resources to an indicated category. The drilling is planned on four, 50-metre sections and will comprise about 6,000 metres of diamond drill coring. To date, six holes of a proposed 21 hole program have been completed.

In preparation for Procon’s winter underground exploration program, a diesel airlift was completed utilizing the DHC-5 Buffalo aircraft to bring in approximately 200,000 litres of diesel fuel to support operations. A subsequent airlift of mining equipment and supplies using the same aircraft was also completed.

During dewatering of the decline hydrological monitors were installed in the 870m level bedrock walls to measure groundwater aquifer flows. Data from this monitoring program will provide necessary information to predict future underground water pumping requirements and plan water management.

At the same time as the underground program is proceeding, upgrades and repairs of existing surface facilities will continue. This surface program includes completing further site testing and engineering design work for the proposed water storage pond and the waste rock pile, including conducting penetrometer tests on the pond substrate, and additional test pitting in the base area of the proposed waste rock pile facility.

Additional rehabilitation work is already underway on the existing camp to upgrade the trailers to more efficient standards for winter accommodations. Continued demolition of the old mill powerhouse generators and switchgear to prepare the powerhouse for the proposed new power generating equipment is also being carried out. Further upgrades of workshops and assessment of the sewage treatment plant has been completed.

Technical Report on Principal Property – Prairie Creek, Northwest Territories

T

The information relating to the Prairie Creek Property in the following sections has been extracted from the AMC Technical Report effective June 15, 2012, revised and SEDAR filed on July 23, 2014, prepared by QPs, as defined by NI 43-101, J. Morton Shannon, P.Geo., Dinara Nussipakynova, P.Geo. of AMC Mining Consultants Ltd., JB Hancock, P.Eng. of Barrie Hancock & Associates Inc. and F. Sveinson, P.Eng. of SNC-Lavalin Inc.

This Technical Report discloses the results of a Preliminary Feasibility Study which has been carried out to assess the viability of starting up the Prairie Creek Mine. The Report incorporates the Mineral Resources and Mineral Reserves as at 31 May 2012, which are similar to those resources disclosed in an earlier Technical Report entitled Technical Report, Prairie Creek Mine, Northwest Territories, Canada, by A B Taylor P.Geo. of Canadian Zinc, dated 28 December 2011 (“2011 Technical Report”). The 2011 Technical Report was in turn based on a 2007 Technical Report entitled Technical Report on the Prairie Creek Mine, Northwest Territories, Canada, prepared by David M.R. Stone, P.Eng. and Stephen J. Godden, FIMMM., C.Eng. of MineFill Services, Inc (“2007 Technical Report”).

As disclosed above a new Mineral Resource estimate was prepared by AMC in March 2015 and the following discussion, extracted from the AMC Technical Report, does not incorporate the new Mineral Resource estimate. The Company does not consider the changes in the resource estimates to be a material change in the affairs of the Company.

The Company is in the process of updating the estimate of capital costs to bring the Prairie Creek Mine into production and a revised estimate will be included in the updated preliminary feasibility study to be completed later in the year. The 2012 Preliminary Feasibility Study included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure reclamation obligations. The Company is currently finalizing the design and cost estimates of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project. Incorporation of an all season road for future operations would require significant additional capital costs which were not considered in the 2012 Preliminary Feasibility Study.

History, Location and Ownership

The Prairie Creek Property contains a high-grade, silver-lead-zinc-copper vein that was explored since the early 1900s and then extensively explored and developed by Cadillac Explorations Limited (Cadillac) from 1966 to 1983. A mine was developed and the processing plant and surface infrastructure were built in the early 1980s, at a cost of C$64 million (1982 money). The operations were engineered and fully permitted to produce and process mineralized vein material at a rate of 1,000 tons per day. The 1982/83 fall in metal prices necessitated closure of the mine prior to production. This closure led to a change of ownership and eventually to the Company’s involvement in 1992. Through a series of agreements between 1992 and 2004 the Company established an increasing interest in the property, plant and equipment resulting in a 100% interest in the Property by 2004.

The Property consists of two surface leases, twelve mining leases and one mineral claim totaling 8,218 hectares. Its assets include the Mine, a processing plant, various mine- and plant-related surface infrastructure, various earth moving and mining equipment and numerous mineralized occurrences that are at various stages of exploration and development.

Since acquiring the property in the 1990s, CZN has invested over $60 million, quadrupling the known mineral resource and moving the project through six environmental assessments of various development stages, including, most recently, the proposed operation of the Mine, and obtaining numerous exploration and development permits and licences.

The Property is situated approximately 500 km west of Yellowknife, Northwest Territories, in the Mackenzie mountain range that has an average relief of approximately 300 m and comprises low mountains with moderate to steep sides and intervening narrow valleys, at an elevation of 850 m above mean sea level. The Property is surrounded by, but is not included in, the Nahanni National Park Reserve.

Year round access to the Property is provided by aircraft to a 3,000-foot gravel airstrip immediately adjacent to the camp. The Property is also accessible by an access road which extends from the Property to the Liard Highway, a distance of 170 km and which was originally permitted for use in the winter months throughout its full length and for year round use for the first 40 km out from the mine site. The Company has been granted a Land Use Permit by Parks Canada for the use of the portion of the road within Nahanni National Park Reserve and has been granted a Land Use Permit by the Mackenzie Valley land and Water Board for the remainder of the road. The road needs to be re-established, and the Company successfully rehabilitated approximately 30 km out from the mine site in the summers of 2008 and 2009. The Liard Highway #7 is the major north-south transportation route, which connects Fort Simpson, Northwest Territories to Fort Nelson, British Columbia.

Geology and Mineralization

The Property geology is dominated by Siluro-Devonian stratigraphy that formed in a paleo-basin adjacent to the ancient North American Platformal sediments. The east-dipping and west-dipping thrusts, define the present margins of the Prairie Creek paleo-basin in which sediments accumulated.

Units within the Prairie Creek paleo-basin underwent structural deformation in the form of folds and faults during regional Laramide deformation. The prevalent regional structural trend is approximately north-south; the Prairie Creek paleo-basin is broken into a series of north-south trending, five to 20 kilometre fault blocks. Canadian Zinc’s mineral claims and leases overlie two major fault blocks of sediments: the Prairie Creek Block and western Gate Block.

The Prairie Creek block is located on the southern part of the Property. It is outlined by a one to two kilometre wide, doubly plunging antiform with a north-south trending fold axis. It is underlain by a conformable sedimentary sequence ranging from Lower Ordovician to Silurian in age. The antiform plunges at about 15 degrees to the north, so the geological units young in age to the north.

The mine site is situated on the western flank of the Prairie Creek antiform, referred to as the Main Zone. It is Main Zone mineralization that was and is the focus for mine development and exploitation. The Ordovician, Upper Whittaker Formation is the oldest geological formation in this area. It is composed of interbedded cherts and dolomites that form the core of the Prairie Creek antiform. The Whittaker Formation is in turn overlain by a large exposure of the carbon-rich graphitic-shales/dolomites of the Road River Formation. The iron-bearing Cadillac Formation shales overly the Road River Formation and are located immediately adjacent to the mine site. The bluff-forming rocks immediately to the west of the mine site are formed by the cherty Arnica Formation which overlies the Cadillac Formation and forms the more resistant hilltops in the immediate vicinity of the Mine site.

The Gate Block is located to the west of the main mining leases and overlies similar type rock assemblages to those found on the Prairie Creek Block. Grassroots exploration was completed on this ground to test for mineralization similar to that found in the Prairie Creek Block.

Four main styles of base metal mineralization have been identified on the Property: vein mineralization, stratabound massive sulphide (SMS), stockwork (STK) and Mississippi Valley type (MVT) mineralization. Base metal mineral showings occur along the entire 16 kilometre north to south length of the Property.

The most significant mineralization on the Property is the vein-type mineralization. Vein mineralization comprises massive to disseminated galena and sphalerite with lesser pyrite and tennantite-tetrahedrite in a quartz-carbonate-dolomite matrix. Secondary oxidation is locally developed to variable levels of severity, yielding mainly cerussite (lead oxide) and smithsonite (zinc oxide). Silver is present in solid solution with tennantite-tetrahedrite and to a lesser extent with galena. Vein widths vary between less than 0.1 metre and more than 5 m. Overall averages indicate a horizontal thickness, but not a true thickness, of approximately 2.7 m.

The most extensively developed vein is the Main Quartz Vein (MQV). Underground development has exposed 940 m of strike length and diamond drilling to date has indicated its continuance for a further 1.2 km. The MQV trends approximately north-south and dips between the vertical and 40 degrees east with an average dip of 65 degrees east. It remains open to the north and evidence from a surface showing suggests it continues for a further four km to the south. Diamond drilling to depth has indicated its continuance, but little information is currently available below an elevation of 600 m amsl (i.e. about 250 m below the Mine Site elevation).

Stockwork (STK) mineralization occurs as a series of narrow massive sphalerite-tennantite veins trending at about 40 degrees difference in strike to the average trend of the MQV. This mineralization has developed in sub-vertical tensional openings formed by primary movement along the main vein structure. The sulphide mineral assemblages are similar to those outlined for MQV material. To date, the STK mineralization has only been located in around the exposure on the 930mL underground workings.

Stratabound (SMS) mineralization occurs at depth beneath the trend of the Prairie Creek Vein System over a strike length of more than 3 km. SMS mineralization occurs close to both the vein system and the axis of the Prairie Creek anticline. An apparent thickness of 28 m of SMS mineralization has been intersected in Main Zone drillholes where it occurs approximately 200 m below 870 metre Level. The vein structure cuts through the SMS indicating the vein mineralization to be younger.

SMS mineralization is generally fine-grained, banded to semi-massive and comprises massive fine-grained sphalerite, coarse-grained galena and disseminated to massive pyrite and very little copper. SMS contains only half as much galena, but substantially more iron sulphide/pyrite than typical vein material. Silver is contained in solid solution within galena.

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

Exploration and Data Management

The Company has been involved with semi-continuous exploration activity across the Property since 1992. Limited exploration drilling had been undertaken prior to the Company’s initial involvement in 1992. Up to November 2011, the Company had completed a total of 261 surface and underground exploration diamond drillholes totalling 68,744 m of coring, 251 channel samples over 322 m were also completed.

The main focus of exploration and underground development work has been on Main Zone mineralization. A deep drilling exploration program was carried out during 2010/11 seasons to test for the northerly extension of the defined resource. This program successfully intercepted what appears to be the same mineralized structure one and a half km north along plunge of the resource bearing geology.

Since 1992, surface diamond drilling has been carried out using skid-mounted, Longyear Super 38 drills owned by CZN to recover NQ diameter (47.6 mm) core. This is reduced to BQ size (36.5 mm) if difficult downhole conditions are experienced. In 2010 a new higher capacity HTM-2500 diamond drill rig was airlifted to the property for use in the deep drilling program. Average core recoveries are variable and in 2007 ranged between 97% recovery in the SMS mineralization to 80% for the MQV mineralization. Core recoveries have been consistently recorded since 2006. Bulk density measurements have been obtained through direct measurement and calculations. While acceptable for the purposes of this report, AMC recommends that this area be reviewed prior to the next block model.

Drill samples and underground channel samples are air-freighted, in charter aircraft, from the Mine Site airstrip to Fort Nelson, B.C., from where they are transported by Greyhound bus to the assay laboratory (Acme Labs, ISO 9001-2000 accredited) in Vancouver, B.C. Acme Labs (ISO 9001-2000 accredited) has carried out the majority of the sample assays since the Company’s first involvement in 1992. It is currently the only laboratory used by the Company for purposes of sample assaying. The grades of silver, copper, lead and zinc, as well as 30 additional elements, are determined for all samples by aqua regia digestion followed by an Inductively Coupled Plasma (“ICP”) finish.

Quality Assurance/Quality Control (“QA/QC”) samples are submitted by CZN with the regular samples for analysis, including blanks, duplicates and blind standards. Blank and duplicate samples are taken every ten drillcore samples; standards are sent, at the supervising geologist's discretion, after a mineralized zone is sampled. AMC believes that the data collection and handling followed normal industry practice and the data is fit for purpose. However, while QA/QC samples were inserted and the results have been observed in the historical assay certificates, it is not clear if any analysis of the historical data was carried out. This has been remedied in the recent programs but these do not influence the current Mineral Resource.

Mineral Resources and Mineral Reserves

The existing Mineral Resource discussed in the 2011 Technical Report, which was based on the 2007 Technical Report, was reviewed and restated by AMC. This estimate is based on the same data as that of 2007. Minimal work has been carried out within the Main Zone resource area since 2007. A reclassification from the Indicated to Inferred category of a multiple high-grade drill intercept at the northern end of the resource model has resulted in a slight overall reduction in the tonnes and grade of the Indicated category and a slight increase in the Inferred category.

The database comprises both underground and surface drill holes in addition to channel samples collected by the Company since 1992. Channel samples are treated as drillholes. A total of 224 drillholes and 943 channel samples were used in the resource estimate.

Two block models were created: 1) encompassing the MQV and STK solids and 2) for the SMS solid. Block values were computed by the inverse distance to the second power (ID2) in all cases. Three passes were performed for zinc, lead and silver for SMS, and included copper in the case of MQV and STK. Specific gravity was interpolated from collected data for the MQV and SMS, while the STK was assigned a value of 3.31.The summary results of the estimate for the three zones combined, at a cut off of 8% Zn equivalent (Zn Eq) are shown in Table 1 below.

Table 1 Mineral Resources at 31 May 2012

Classification	Tonnes (M)	Zn (%)	Pb (%)	Ag g/t	Cu (%)
Measured	1.700	12.1	9.7	155	0.28
Indicated	3.731	10.2	10.5	162	0.32
Measured + Indicated	5.431	10.8	10.2	160	0.31
Inferred	6.239	14.5	11.5	229	0.57
Notes:
1. Mineral Resources are stated as of 31 May 2012.
2. Mineral Resources include Mineral Reserves.
3. Stated at a cut-off grade of 8% Zn-Eq based prices of $1.30/lb for both zinc and lead, and $35/oz for silver.
4. Average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag.
5. Average payables of 85% for Zn, 95% for Pb and 81% for Ag.
6. $ Exchange rate = 1 CD/USD.

A portion of the Mineral Resources was converted to Mineral Reserves through application of suitable dilution factors in stoping blocks (averaging 22% for MQV and 10% for SMS) utilizing the cut-and-fill mining method for MQV and room and pillar for SMS. A Mineral Reserve of 5.2 million tonnes, grading 9.4% Zn and 9.5% Pb, with 151 g/t Ag has been estimated.

Due to the high grade nature of the deposit, the majority of the vein resource will be mined, allowing for 97% of all of the Measured and Indicated vein resources to be converted to Mineral Reserves and 57% of all Measured and Indicated Resources within the SMS mineralization to be converted to Reserves.

Table 2 Mineral Reserve Estimate for Prairie Creek Mine

Zone	Class	Tonnes (M)	Zn (%)	Pb (%)	Ag g/t
Main Quartz Vein	Proven	1.278	10.8	9.4	172
	Probable	3.140	8.7	10.5	165
	Proven and Probable	4.418	9.4	10.2	167
Stratabound	Probable	0.803	9.5	5.7	62
Total Mineral Reserves		5.222	9.4	9.5	151
Notes:
1. Mineral Reserves are stated as of May 31, 2012.
2. Mining cut-off grade of 10% Zn-Eq based upon total variable operating cost of $162/t including mining, processing and transportation.
3. Metal prices assumed are Zn = $1.10/lb, Pb = $1.10/lb and Ag = $28/oz.
4. Average processing recovery factors of 75% for Zn, 88% for Pb and 92% for Ag.
5. Average payables of 85% for Zn, 95% for Pb and 81% for Ag.
6. $ Exchange rate = 1 CD/USD.
Mining

The Mine will be an underground operation primarily based on the MQV. Three levels of underground adits (970 mL, 930 mL, 870 mL, collectively known as the upper mine) have already been established and these are targeted to be mined early in the life of the proposed operation. As mining progresses to depth, mining feed generated from the MQV will be supplemented by the deeper SMS deposit, both deposits being also accessed by a single ramp development.

Mining will be conducted primarily using mechanized cut-and-fill on the narrow vein structure, with potential use of the room-and-pillar mining method on the SMS material. The previously developed shrinkage stopes will be converted to the cut-and-fill method. Paste backfill will be used and the aim is to use 100% of flotation tailings in the backfill. An average mining rate of 1,350 tonnes per day of ore is targeted. During full production, approximately 500,000 tonnes of ore per year will be mined over an 11 year life of mine.

Access to the mine will be primarily through the existing 870 mL portal. Underground development, existing from the 1980s will be fully utilized to help minimize the amount of pre-development required to achieve mine operation. Limited geotechnical work within the mine has been conducted to date. Ground conditions in existing development underground are good and the existing workings have stood unsupported for close to 30 years with minimal bolting. A geotechnical program has been planned for the summer of 2012 to confirm the geotechnical characteristics of the lower mine.

The MQV structure constitutes the main conduit for water to access the mine, and significant quantities of water pass through the vein. The Mine will be wet and managing groundwater will be a significant aspect of the operation. Presently natural groundwater drains out of the 870 mL portal during the summer season at an average of 20 litres per second (L/s). When in full production, the Mine is estimated to produce up to 100 L/s of water. All water discharged from the mine will either be sent to the mill as feed water or be pumped into the currently existing tailings pond facility which will be revised and converted into a Water Storage Pond and then sent to the proposed new water treatment plant.

Underground development prior to production will comprise of tunnel enlargement and extension at various points of the existing levels. Stope access development and installation of service utilities will also be conducted during pre-production. The pre-production phase is expected to take approximately 12 months and be performed by a contractor. All remaining major development within the mine will be finished by the end of year 5 (after four years of production) and will be conducted by the owner.

In order to achieve 100% disposal of tailings underground, no development rock will be left underground. Only dense media separation float material waste rock will be placed back in the mine, as aggregate for paste backfill running surfaces. There will be a need to temporarily store tailings during times when there are limited stopes available for backfill. Although the waste rock is considered Non-Acid Generating (NAG) due to its high content of carbonate material, appropriate precautions will be taken to prevent and mitigate any leaching that occurs from surface runoff through the waste rock pile.

Currently on site there exists close to 50,000 tonnes of oxidized mineralized material stockpiled at surface. Further assessment of this stockpile is warranted before any revenue can be allocated towards it since it has been broken and exposed on surface for over 30 years.

Metallurgy and Processing

Metallurgical tests conducted to date proved positive and generated satisfactory simulated results of anticipated actual operations in the production of mineral concentrates at the Mine. Good metal recoveries can be achieved in both sulphide and oxide material, with a reagent suite that does not include cyanide products. The test results showed marketable concentrates can be produced although penalty elements, including antimony, arsenic and mercury, would unavoidably report to the final concentrates.

The test results indicate that the anticipated overall grade of the blended lead sulphide/oxide concentrate assayed 67% lead, with an 88% recovery of total lead in the plant feed, and the zinc sulphide graded 58% Zn with a 75% recovery of the total zinc in the plant feed. An average of 92% of the total silver values in the plant feed was recovered within the lead and zinc concentrates.

As the Mine was fully permitted, though never achieved production, existing infrastructure is substantial. It includes a processing plant that was 90% complete at mine closure in 1982, and a 1.5 million tonne capacity tailings impoundment, power plant, and water treatment plant. There are plans to rehabilitate and upgrade the processing plant, power plant, and water treatment plant.

The current mill facilities have a 1,500 tonnes per day (“tpd”) crushing capacity, with an installed jaw crusher, short head cone crusher, double-decked screen and a 2,000 t ore bin.

A new dense media separation (“DMS”) circuit, at 85 tonnes per hour (“tph”) capacity, will be installed into the crushing circuit to process -1/2” sized material. Indications from metallurgical testing are that the DMS plant will reject an average of 27% of the waste at minimal metal losses, hence mining input at production rates will be 1,350 tpd and, after passing through DMS plant, will produce approximately 1,000 tpd of material to be processed in the grinding/flotation circuit of the mill.

Infrastructure

Five new 1.5 MW diesel powered generator units will provide power and heat for the site. These self-contained, pre-commissioned power generator units will be located adjacent to the mill. Maximum power load for the site is estimated at 4,674 kW and diesel fuel will be the primary energy source required to operate the generators. These generators will be outfitted with heat recovery systems in order to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities.

100% of the tailings from the mill will be placed permanently underground in a form of paste backfill mix generated from the new paste backfill plant. The remainder of the DMS reject and mine development waste will report to a Waste Rock Pile Facility, located 700 m behind the mill off the Prairie Creek floodplain.

A detailed transportation plan and schedule has been developed incorporating use of winter road access and transfer facilities. New storage facilities will be built at site to temporarily store concentrate when the winter road opens. The Tetcela Transfer Facility will be established at a mid-point along the access road as a temporary storage area for concentrate prior to the ice bridge being established each winter over the Liard River. The Liard Transfer Facility located on the NWT highway system will act as an inbound/outbound storage area for both supplies and concentrate and for all season access to railhead in Fort Nelson, B.C., where a rail siding facility is planned. All building costs have been incorporated into the PFS.

The 184 km long winter road with two transfer facilities will provide temporary surface access to the site for a minimum of 60 days of the year.

Formal smelter arrangements have not been agreed to at the present time; however, normal course treatment charges and penalties for deleterious elements have been applied.

Project Metrics

Table 3 Key Project Metrics

Parameter	Unit	Metric
Mine type	-	Underground
Total mined	Mt	5.2
Average grade milled
Zinc	%	9.4
Lead	%	9.5
Silver	g/t	151
Mining rate	tpd	1,350
Milling rate	tpd	1,000
Project life	years	11
Estimated recoveries
Zinc	%	75
Lead	%	88
Silver	%	92
Average annual metal production
Production of zinc concentrate	t	60,000
Production of lead concentrate	t	60,000
Zinc	M lbs	76
Lead	M lbs	90
Silver	M oz	2.2

Capital and Operating Costs
The PFS is based upon capital pricing as of the second quarter of 2012. The level of accuracy of the capital cost estimates is +/-20% for the PFS. The general capital cost breakdown for Prairie Creek is indicated in Table 4.

Table 4 Capital Cost Estimates

Description	Total ($M)
Pre-Production Capital	192.87
Working Capital	41.15
Sustaining Capital	11.34
Total Capital Cost	235.36

Operating costs are summarized in Table 5.

Table 5 Operating Cost Estimates

Total Operating Cost	Year 1	Year 5	Year 1	Year 5
	($/t)	($/t)	($M/year)	($M/year)
Processing	$37.25	$37.17	$7.93	$18.57
Mining	$81.22	$72.10	$17.29	$36.03
G&A	$10.59	$10.83	$2.26	$5.41
Site Surface	$30.72	$23.67	$6.54	$11.83
Transportation	$51.31	$60.30	$10.92	$30.13
Total	$211.10	$204.07	$44.94	$101.97

Economic Analysis

An economic analysis with a +/- 10% sensitivity factor centering on the Base Case outlines the average annual EBITDA, NPV, IRR payback period and are shown on a pre-tax and pre-finance basis in Table 6. The base case shows a Pre-tax Net Present Value, using an 8% discount, of $253 M, with an internal rate of return of 40.4% and payback period of three years. Post-tax calculations resulted in an NPV of $155 million; an IRR of 31.7% and a payback period of three years. Metals prices used were US$1.20 /lb in the short term and US$1.00 /lb in the long term for both lead and zinc, and US$28.0 /oz in the short term and US$26.0 /oz in the long term for silver.

Table 6 Economic Analysis

	Low Case	Base Case	High Case
Metal Price Scenario	90%	100%	110%
Average Annual EBITDA* $M	$47	$66	$84
Pre-Tax NPV (undiscounted) $M	$303	$493	$683
Pre-Tax NPV @ 8% discount $M	$140	$253	$366
Pre-Tax IRR	27.4%	40.4%	52.8%
Pre-Tax Payback Period (years)	3.8	3.0	2.5
Post-Tax NPV (undiscounted) $M	$198	$319	$446
Post-Tax NPV @ 8% discount $M	$83	$155	$232
Post-Tax IRR	21.5%	31.7%	42.2%
Post-Tax Payback Period	3.5 yrs	3.0 yrs	2.8 yrs
* Annual average EBITDA does not include year 1 of production

Within the cash flow model, revenue is recognized as the concentrate is generated and does not account for any time delay between shipment and payment for concentrate.

The IRR is sensitive to zinc, lead and silver prices as well as to capital and operating costs on a percentage basis.

Risks and Opportunities
Major Risks:
•	Significant reduction in metal prices.
•	Increase in fuel cost significantly in excess of offsetting increases in metal prices.
•	A shortened winter road hauling season that could affect the ability to complete the annual concentrate removal and mine re-supply.

•	Periods of abnormally cold weather over extended periods of time creating surface-related operating problems.
•	Paste delivery sequencing problems creating surface storage issues inconsistent with operating permits.
•	Water treatment plant disruption which may cause effluent quality outside compliance limits necessitating the temporary suspension of operations.

Major Opportunities:
•	Continued road upgrades and bridge installations that would reduce winter road installation and maintenance costs and also decrease transport costs.
•	Cycloning of the DMS feed screen undersize to upgrade feed to the grinding circuit.
•	Copper / lead separation to produce a Cu/Ag concentrate that could be air-shipped all year around from the site.
•
Use of a form of longhole / sublevel stoping rather than cut and fill in zones of wider mineralization which could reduce operating costs, increase mine productivity and allow for more tailings to be stored underground (less cement required during backfill).

•	Use of higher capacity underground equipment to increase efficiency and productivity Reduction in mine dilution in the next stage of design.

Recommendations (with estimated cost where relevant)

Project optimization
There are a number of recommendations listed in the PFS including:
•	Examine opportunities to improve efficiencies in transport, scheduling and logistics on the winter road.
•	Consider financial alternatives to purchasing of significant equipment and other procurement.
•	Review opportunities for early completion of construction, engineering and mine development programs to reduce start-up times required.
•	Consider financial arrangements targeted to further reduce Working Capital needs.
•
Undertake additional drilling programs, particularly towards the north end of the deposit, to increase the confidence level in the estimated resources and reserves and to identify additional resources. $2 million

•	Modify the mine plan to include increased resources and identify areas of the mine amenable to lower cost bulk mining methods. Optimization of mine schedule and equipment utilization should follow.
•	Undertake further studies aimed at upgrading the zinc oxide concentrate to a commercial grade and producing a copper / silver concentrate to maximize potential future revenues. $100,000

Data management and resource modelling
•	Review bulk density measurement methods.
•	Resolve slight discrepancies between drillhole data and wireframes and lack of extrapolation of the MQV wireframe beyond the southernmost drilled section.
•	Restrict rotation of the block model to no more than orientation or use an unrotated model.
•	Estimate antimony, arsenic and mercury in the next resource update, as these metals report to the final concentrates.
•	Model and estimate the percentage oxide component in the MQV mineralization.
•	Review the high grade capping policy.
•	Composite chip samples to equal lengths and decluster the data.
•	The inclusive cost for all modelling is estimated at $50,000.

Mining
•	Undertake currently planned geotechnical drilling program in the summer of 2012 to confirm ground support requirements and stability control during operations. $50,000
•	Incorporate more detail into the dump pocket design for run-of-mine ore. $10,000
•	Prepare a mine dewatering plan to ensure safety at the face during operations. $10,000
•
Review and refine equipment selection to identify if there is any merit in allowing for variations in the size of the drills and scoops (smaller and larger) or if standardization of the equipment size (as is currently planned) optimizes efficiencies.

Environment and social issues:
•	Continue consultation activities with aboriginal groups, government agencies (e.g., Parks Canada) and other interested stakeholders to maintain positive working relationship.
•	Implement environmental studies as required to address information requests from the MVLWB as per its Directive and Work Plan received on 11 May 2012.

The information relating to the Prairie Creek Property in the preceding sections has been extracted from the AMC Technical Report dated June 15, 2012, revised July 23, 2014.

Environmental Assessment and Permitting

Water Licence and Land Use Permit – Underground Development

The Company applied to the Water Board on March 5, 2001 for Type ‘B’ Water Licence and a Land Use Permit (MV2001L2-0003) for underground decline development and metallurgical pilot plant operation planned for the Prairie Creek Mine. The application was distributed to government agencies, First Nations communities and other organizations in order for the Water Board to conduct a preliminary screening as required by Part 5 of the Mackenzie Valley Resource Management Act.

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

Following further assessment the Review Board submitted its Reasons for Decision on April 4, 2003, outlining recommended revisions and additions to the recommendations in its February 5, 2002 EA Report. On June 16, 2003, the Minister approved the Reasons for Decision and directed the Water Board to proceed with the licensing process.

On September 10, 2003 the Water Board approved the issue of Water Licence MV2001L2-0003, and the Land Use Permit MV2001C0023 subject to the conditions set out therein. The Type B Water Licence contains the terms and conditions that the Board felt necessary to protect the environment, conserve the water resources of the Prairie Creek watershed and provide appropriate safeguards in respect of the Company’s use of waters and deposit of wastes.

On October 10, 2003, an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Ki First Nation and the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking Judicial Review of the decision of the Water Board to issue the Water Licence to the Company. The Applicants’ grounds were that the Water Board issued the Water Licence without including certain conditions included in the recommendations of the Review Board and in the Minister’s approval, and that the Water Board failed to provide the Applicants with adequate consultation throughout the Licence process. Subsequently both the Attorney General of Canada, representing the Minister of Indian Affairs and Northern Development and the Canadian Parks and Wilderness Society, represented by the Sierra Legal Defence Fund (known as Ecojustice), applied to the Federal Court to be joined as Intervenors in this Appeal.

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

In December 2005, the Court issued its Judgment directing the Water Board to reissue the Water Licence with the inclusion of additional language which had been agreed between the Company and the Minister of Indian Affairs and Northern Development. On February 6, 2006 the Water Board reissued the Water Licence incorporating the wording as per the Order of the Federal Court of Canada. The Type B Water Licence was valid for a period of five years expiring September 10, 2008.

In September 2008, the Water Board granted a two-year extension to the Company’s Land Use Permit to September 9, 2010 and the Type B Water Licence was renewed for a period of five years to September 9, 2013.

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

In January 2013, the Water Board approved an amendment and extension to the Company’s Type “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence was amended to cover the underground development of the new decline from the existing 870m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the Type B Water Licence was extended to September 9, 2019.

An application to revise the compliance levels to be comparable to the Metal Mining Effluent Regulations was approved by the Water Board on January 23, 2013 for a period of one year. The Company is in the process of making another application to continue the period of the revised compliance levels.

New Mine Decline Land Use Permit Issued (Exploration)

In May 2012, the Water Board issued a Class “A” Land Use Permit, MV2012C0008, for the activity of underground decline development, valid for a period of five years commencing May 10, 2012 and expiring on May 9, 2017. The Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

Water Licence and Land Use Permit – Winter Road

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

In a written decision dated May 6, 2005 in the case Canadian Zinc Corporation v Mackenzie Valley Land and Water Board (SCNWT S-0001-CV2004) the Supreme Court of the Northwest Territories ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the Environmental Assessment process under the MVRMA.

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

On April 11, 2007 the Water Board approved the issue of Land Use Permit MV2003F0028 for a period of five years to April 10, 2012, which was subsequently extended for a further period of two years and expired in April 2014.

In June 2007, Canadian Zinc applied to the Water Board for a Class “B” Water Licence (MV2007L8-0026) to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans (“DFO”) to carry out the work.

In June 2007, the Dehcho First Nations claimed that the rehabilitation work constituted a significant alteration to the Winter Road project and requested that the application for the water licence for the proposed rehabilitation work be referred for Environmental Assessment. In December 2007, the Water Board ruled that the proposed rehabilitation work did not constitute a significant alteration.

The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Band. The Company received the quarry permit on February 29, 2008 and the Water Licence on March 20, 2008. The Water Licence was valid for a period of five years expiring March 19, 2013. The authorization from DFO was received on July 15, 2008.

On June 18, 2009, Parks Canada issued Land Use Permit 2009 L02 for a period of three years to April 10, 2012 for the use of that portion of the road within Nahanni National Park Reserve. In July 2012, Parks Canada extended the LUP for that portion of the road that passes through the expanded Nahanni National Park Reserve for an additional term of two years to April 2014.

MVLWB Land Use Permit MV2003F0028 and Parks Canada Land Use Permit 2009 L02 permitted CZN to undertake road rehabilitation work and use of the winter road along its original route for the re-supply and maintenance of the mine, but did not permit for the use of the winter road for mining operations. These two permits expired in April 2014.

In January 2013, the Water Board issued the Company LUP MV2012F007 for the establishment and operation of the winter road that will service an operating Prairie Creek Mine. The Land Use Permit was issued for a period of five years ending in January 2018, and permits the construction, maintenance, operation and use of a portion of the winter road connecting the Prairie Creek Mine to the Liard Highway, situated outside the expanded Nahanni National Park Reserve. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. The road permit also incorporates realignment of the original route which will improve access and further reduce potential environmental impact. Associated with this LUP the MVLWB also issued a Type “B” Water Licence MV2012L1-0005, valid for a period of seven years, to allow the limited use of local water resources and disposal of waste during road construction and operations.

In September 2013, the Company received from Parks Canada permits Parks2012_W001 WL and Parks2012-L001 LUP, both valid for a period of five years valid until August 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB. In order to ensure a harmonized regulatory process, the conditions in the Parks Canada permits largely mirror those in the Land Use permits previously issued to the Company by the MVLWB, in respect of that portion of the road that runs outside the NNPR.

Canadian Zinc now holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre winter access road along a realignment route which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The winter access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related land use permits and licences related to their respective jurisdictions.

All Season Road Permit

On April 16, 2014 CZN made applications to the MVLWB and Parks Canada for permits to construct, maintain and operate an all season road from the Mine to the Liard Highway, and to build and operate an airstrip connected to the road. CZN has proposed to develop the project in two phases. Phase 1 would include all season road construction from the Mine to the already permitted Tetcela Transfer Station, approximately half way to the Highway. This will enable the haul of concentrates over the mountainous section year-round, and greatly reduce haul requirements over the winter period. An airstrip would also be built in Phase 1. Phase 2 would include completion of the all season road to the Nahanni Butte access road which connects to the Highway, and with operation of a barge on the Liard River, would allow concentrates to be transported to the market year-round. The all season road would use the same alignment as the already permitted winter road, although some minor realignments might also be considered.

The MVLWB referred the applications to the MVRB on May 22, 2014 for environmental assessment EA1415-001. CZN produced a draft Terms of Reference (“ToR”) for a Developer's Assessment Report on June 4, 2014. Community meetings to consider the scope of the EA were subsequently held in Nahanni Butte, Fort Liard and Fort Simpson over the period June 9-11, 2014 and a technical scoping meeting was held in Yellowknife on July 8, 2014. The MVRB collated scoping meeting comments, and issued their version of the draft ToR for comment on July 31, 2014. The MVRB produced a final ToR on September 12, 2014.

A helicopter supported field program was completed along the road corridor in July 2014 to initially assess and gather additional data in support of the permit application for an all season road. In September 2014, Canadian Zinc completed a larger phase helicopter-supported engineering and environmental field studies. Engineering studies were focused on confirming the optimum alignment, determining the location and nature of stream crossings, and investigating and sampling areas of potential permafrost occurrence or instability, as well as borrow sources. Environmental studies consisted of a caribou occupancy wildlife survey, habitat data collection at fish-bearing stream crossings, and surface water and stream sediment sample collection.

The Company submitted its Developer’s Assessment Report to the MVRB in April of 2015. The Company anticipates the environmental assessment and permitting process for this all season road application will take approximately one year to complete.

Land Use Permit – Exploration

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

A detailed Environmental Assessment was carried out throughout 2005. Five government agencies, two first nations and one non-governmental organization (Canadian Parks and Wilderness Society) participated in the Environmental Assessment, which continued over a period of about eighteen months. Canadian Zinc submitted a Detailed Development Description dated December 2004. The Review Board issued its Terms of Reference in April 2005 and held scoping sessions (public meetings) during March and April 2005 in the NWT communities of Fort Liard, Fort Simpson and Wrigley, NT. Canadian Zinc submitted its Developer’s Assessment Report in May 2005 and Technical Reports were submitted by the end of August 2005. A Public Hearing was held in Fort Simpson NT, on October 6, 2005.

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

The Review Board concluded that some public concern over cumulative effects on the Nahanni watershed exists but that this concern would be greatly diminished if the public had assurance that the Company’s commitments, and the additional mitigation measures recommended by the Review Board, would be effectively implemented. The Review Board found that there would not be a concern if the public is kept up-to-date about the environmental protection measures Canadian Zinc will be using. “The best way for the public to receive this assurance is through an independent community environmental monitor who reports back to the effected communities.”

“The Review Board is of the view that the full responsibility for monitoring, evaluation and management should not necessarily rest on the Company alone. Expert agencies of government, such as Department of Indian Affairs and Northern Development, Environment Canada, Department of Fisheries and Oceans, and Government of the Northwest Territories, should be involved co-operatively in the design of this comprehensive monitoring program.”

The Review Board noted that incremental development in the Prairie Creek area is likely to continue and is likely to increase rather than decrease in the foreseeable future. There has already been considerable development in the Prairie Creek watershed and development is likely to increase. On the other hand, all present and reasonable foreseeable future developments are by the same developer, are in close proximity, and are operated, if not as one development, in a coordinated and overlapping fashion. This provides Canadian Zinc with an opportunity to effectively manage cumulative effects through responsible environmental management of its activities in each of the developments in the area.

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

•	Aboriginal Affairs and Northern Development Canada shall ensure that a comprehensive program to monitor cumulative impacts on fish, wildlife, vegetation and water quality is implemented.

In February 2006, the Minister of Indian Affairs and Northern Development, and on behalf of the Responsible Ministers with jurisdiction (Environment and Natural Resources, Government of the Northwest Territories, Fisheries and Oceans, and the Minister of the Environment on behalf of Environment Canada and Parks Canada), approved the report of the Review Board.

In May 2006, the Water Board issued Land Use Permit MV2004C0030 for the Phase 3 exploration drill program, which was valid for five years commencing May 11, 2006. In May 2011 the Company received a two year extension to this Land Use Permit and it expired May 10, 2013.

In April 2013, the Water Board issued Land Use Permit MV2013C0002 for the Phase 4 exploration drill program, and essentially replaced LUP MV2004C0030 which expired in May 2013. The replacement land use permit is valid for five years from April 24, 2013 to April 24, 2018 and permits exploration drilling anywhere on the extensive Prairie Creek Property.

Applications for Operating Licence/Permit

The Company has secured a Type "A" Water Licence and all necessary associated Land Use Permits, through the regulatory process established under the MVRMA, that now permits development and subsequent mine operation and production at Prairie Creek.

Environmental Assessment

In June 2008, the Company applied to the Mackenzie Valley Land and Water Board for a Water Licence and associated Land Use Permits to support a mining operation at Prairie Creek. In August 2008, the application was referred to EA under the Mackenzie Valley Environmental Impact Review Board (the "Review Board"), the primary authority responsible for all environmental assessment and review throughout the Mackenzie Valley in the Northwest Territories, and has since been working through the various stages within the EA. These stages included a Written Hearing on the terms of reference, scoping sessions, submittal of a Developer’s Assessment Report, two formal Information Requests and two Technical Sessions, a Community Hearing and a two-day Public Hearing, followed by Closing Submissions.

On December 8, 2011, the Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine (the "EA Report") and submitted the EA Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development Canada. The Review Board concluded that the proposed development of the Prairie Creek Mine, including the list of commitments made by the Company during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

The Review Board found that there is broad support among Aboriginal organizations and communities in the Dehcho Region for the benefits that the Prairie Creek Mine could bring to the Dehcho Region of the Northwest Territories. The Review Board acknowledged the commitments that the Company has made toward mitigating potentially adverse social impacts of the project on First Nations and communities in the region.

The Socio-Economic Agreement between the Company and the GNWT is a key document in the Review Board’s findings on impacts of the project on the human environment. In the Review Board’s view, the Prairie Creek Mine is not likely to have significant adverse impacts on the human environment of the Dehcho Region or the Northwest Territories provided the developer’s commitments are followed and enforced and the Socio-Economic Agreement is implemented.

To achieve its proposed water quality objectives, the Company made commitments to enhance its water treatment plant, increase water storage capacity and construct an improved mine effluent outfall for discharge into Prairie Creek. The Company and the Department of Aboriginal Affairs Canada and Northern Development proposed differing approaches to site specific water quality objectives for Prairie Creek. The Review Board is of the view that the implementation of either approach to site specific water quality objectives is not likely to significantly impact water quality in Prairie Creek in the area of the mine site, in Prairie Creek at the Nahanni National Park Reserve boundary, or in Prairie Creek at its confluence with the South Nahanni River. The Review Board noted that the Water Board will decide in the regulatory phase the limits to protect water quality that are appropriate for this Project and setting.

The Review Board provided three suggestions that would improve the monitoring and management of potential impacts from the development of the Prairie Creek Mine:

•
The Review Board noted that construction of a second water storage pond may address a broader range of risks and result in better water management on site and improved water quality in Prairie Creek. The Review Board suggested that the Water Board consider this during the licensing phase.

•
In the Review Board’s opinion, the Company’s approach to tailings management by placing all tailings underground as tailings paste backfill by the end of mine operations can be achieved and will reduce impacts on water quality so that they are not likely to be significant. The Review Board suggested that the Company prepare a Tailings Management Plan for both the permanent storage of tailings underground and the temporary storage of tailings on surface at the mine site. The Review Board suggests that this Plan should be part of the water licences.

•	The Review Board suggested that the Company use secondary containment of concentrate during transport along the winter road to reduce the risk of contaminant dispersal.

Throughout the EA process, Canadian Zinc proposed certain design modifications to the mine site and access road to improve the project and minimize potentially adverse impacts to the environment. Key design modifications included commitments to increase water storage capacity at the mine site, an improved mine effluent design, an enhanced water treatment plant and realignments of the access road.

The EA Report stated that the Review Board based its decision on the assumption that Canadian Zinc would fulfill its commitments made during the proceedings and that these commitments were important for the Review Board's decision on the significance of adverse impacts. The Review Board stated that, in its opinion, it is therefore important that the Company, appropriate regulatory authorities and government agencies ensure that Canadian Zinc fulfills its commitments. The full list of commitments made by Canadian Zinc is set out in Appendix B to the EA Report. Investors are urged to read and consider closely the full text of the Report of Environmental Assessment and Reasons for Decision, including the list of commitments in Appendix A thereof.

The full text of the Report of Environmental Assessment and Reasons for Decision, together with all proceedings, transcripts, technical reports and detailed information on the EA (EA0809-002) of the Prairie Creek Mine and letters commenting on the EA Report are available on the website registry of the Review Board under the file of Canadian Zinc Corporation, and is included as a schedule to the amended material change report of the Company dated December 22, 2011 and filed on SEDAR on December 22, 2011 in respect of the announcement that the Mackenzie Valley Environmental Impact Review Board has approved the proposed operation of the Company's Prairie Creek Mine.

The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Review Board concluded that the development (including the commitments made by Canadian Zinc) is not likely to have significant adverse impacts on the environment, and that the commitments were already a part of the development, and concluded that no mitigation measures were necessary to ensure that there would be no adverse effects on the environment. Section 128(1) (b) of the Act allows for the imposition of mitigation measures did not apply, because of the conclusion that the development is not likely to have adverse impacts.

The Review Board therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approval. The MVRMA provides that the Minister may order an environmental impact review of the proposal, notwithstanding the Review Board’s determination.

In a decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the Decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

Regulatory Process

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a CPD, highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board completed its review of the information contained in the application, Environmental Assessment and the CPD and in May 2012, issued a Directive on additional information required by the Water Board at this stage of the Regulatory Process.

In November 2012, a series of technical sessions were held in Yellowknife to review the Company’s submissions to the Water Board. The sessions resulted in triggering 24 additional Information Requests which the Company responded to in December 2012. Follow-up meetings to further discuss the Information Requests were held in Yellowknife and Fort Simpson during the week of December 20, 2012.

Formal written interventions to the MVLWB were submitted by the Intervening Parties on January 11, 2013 and CZN submitted a response to the Interventions on January 18, 2013. Beginning on January 29, 2013, the Company and Intervenors attended Public Hearings held in Fort Simpson. The three day session was adjudicated by the Water Board. A Public Hearing scheduled to be held in Nahanni Butte February 1, 2013 was postponed due to weather and held as a Teleconference on February 8, 2013.

In June 2013, the MVLWB issued LUP “MV2008D0014” which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site.

Also in June 2013, the MVLWB issued LUP “MV2008T0012” which permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies.

Both new LUP permits issued in June 2013 are valid for a term of five years and with an optional two year extension.

In July 2013, the Water Board completed its regulatory process and finalized the Type “A” Water Licence, MV2008L2-002, for the Prairie Creek Mine and forwarded the Licence to the Federal Minister of Aboriginal Affairs and Northern Development Canada with the recommendation that the Minister approve and sign the Licence.

In September 2013, the Minister of Aboriginal Affairs and Northern Development Canada, approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada.

The Minister of Aboriginal Affairs and Northern Development Canada gave his approval for the Water Licence as recommended by the MVLWB in accordance with Section 81 of the Mackenzie Valley Resource Management Act. In transmitting the signed licence to the Water Board, the Minister noted his understanding “that this was a particularly challenging licence for all involved in the licencing process. This licence is in relation to a project that is subject to a series of very unique circumstances which have given rise to the need for innovative solutions.” The Minister noted “the need for a novel approach to water treatment was identified early on in the regulatory process due to the unique environmental conditions of the mine site.”

In its recommendation to the Minister, the Water Board provided some comments on the issues faced and the decisions made in respect of this Licence. The Board accepted the site-specific water quality objectives derived by Canadian Zinc. These are almost all more stringent than the country-wide guideline values adopted by the Canadian Council of Ministers of the Environment. The Board also determined, after many months of review and study, that effluent quality criteria (“EQC”) using a variable load-based discharge approach, as proposed by Canadian Zinc, will be a more protective and practical way of controlling effluent discharge from the mine to Prairie Creek. The Board recognized that this is a new approach compared to the standard fixed EQC, but believes that practical and effective mechanisms can be put in place to ensure compliance.

On December 22, 2013, the Company filed a request with the Water Board to amend certain terms of the Type “A” Water Licence and the Land Use Permit, specifically to extend the term of the permits and to change the timing schedule for the required security deposits to coincide with commencement of construction and commercial operation. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease. The Company has provided responses to Information Requests and the MVLWB has circulated the application to interested parties for comment.

In August 2014, Canadian Zinc submitted an amended development schedule for the Prairie Creek Mine to the Mackenzie Valley Land and Water Board and this was followed up by an application to the MVLWB in October 2014 requesting that its Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule. This action would defer the schedule and dates in the licence for the submission of various plans until the activation of licence and the commencement of operations. The MVLWB is considering the Company’s request and has circulated this application to interested parties for comment.

Documentation related to this regulatory process is posted on the Water Board website (Year 2008, Canadian Zinc MV2008L2-0002).

Environmental Matters

Impact Assessment

The Developer’s Assessment Report submitted to the Review Board in March 2010 outlines the Company’s assessment of any potential environmental impact that operating the Prairie Creek mine may have on the region.

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

Predictions show that the planned discharge from the Mine during operations will not cause metal concentrations in Prairie Creek to exceed the targets when creek flows are in the normal range year round. Canadian Zinc will monitor flows in the creek, and if flows are found to be lower than normal, the discharge will be temporarily adjusted so that the targets are not exceeded. This will mean no impacts on Prairie Creek water at the Mine, or 7 kilometres downstream at the new Nahanni National Park Reserve boundary.

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

Predictions for Prairie Creek after mine closure suggest all metal concentrations will remain within the water quality targets when creek flows are in the normal range year round, but if creek flows are lower than monthly in winter, zinc concentrations could be similar to those predicted to have potentially occurred before mine development. Post-mine predictions also indicate higher cadmium concentrations in winter if creek flows are unusually low. However, cadmium is not stable in the natural environment and disappears quickly because of various natural reactions. Therefore, the target for this metal is unlikely to be exceeded. As such, it is likely that no additional impacts on water quality will occur after mine closure compared to pre-mine conditions.

Following Technical Sessions held during October 2010 related to the Prairie Creek Environmental Assessment the Mackenzie Valley Review Board issued a Second Round of Information Requests and the Company received 54 Information Requests from seven agencies. The majority of requests related to further details of the proposed operating mine water quality and management.

In order to adequately address the Information Requests the Company needed to generate water products that would be representative of the proposed Prairie Creek operations. This required the collection of local Prairie Creek Mine site source water products and included the collection of a 285 kg bulk mineralization composite rock sample from various underground headings, over 200 litres of minewater and water directly from Prairie Creek itself. SGS Canada Inc., of Vancouver completed a Locked Cycle Test utilizing the collected rock and water samples in a laboratory bench scale study. The mill process flow sheet used in the Locked Cycle Test had been previously determined through numerous metallurgical studies. Both concentrates and waste products, including tailings and water, were generated from this laboratory scale milling process.

SGS-CEMI labs completed further primary treatment tests on both the process water and minewater. Further analysis related to effluent discharge of the proposed Prairie Creek Mine was completed by Hatfield Consultants of Vancouver. These included development of proposed site-specific water quality objectives, definition of an internal dilution zone and development of proposed Effluent Quality Criteria. Additional toxicity studies were completed, on the product effluent using both fish and organic growth to determine discharge toxicity levels and impact assessment related to aquatic sensitivities. These studies resulted in developing a more detailed water treatment scheme and water management system for the proposed Prairie Creek site.

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

Canadian Zinc and the Department of Aboriginal Affairs and Northern Development proposed differing approaches to site specific water quality objectives for Prairie Creek.

The “Reference Condition Approach” (“RCA”), recommend by AANDC, is a method of determining site specific water quality objectives (“SSWQO”) for the environment, which are in turn used to create effluent quality criteria that are meant to regulate end-of-pipe water discharge into the environment.

Canadian Zinc believed that technical solutions acceptable to all parties had been identified for most issues raised in the EA. However, there remained a difference in approach between the Company and AANDC regarding the methodology used to select site specific water quality objectives relating to the treated water discharge from the Prairie Creek Mine. CZN and AANDC agreed to collaborate to move forward in a timely manner to further discuss the issues and seek to reach a mutually acceptable solution and approach. In a letter issued July 15, 2011, the Review Board encouraged the parties to complete the meetings and report preparation prior to the deadline established for final submissions.

During August and September the Company met numerous times with interested parties to further collaborate on water quality objectives. A number of additional components, including enhanced water storage and treatment, were suggested to further add to site contingency factors. Progress was made in resolving certain issues in order to move forward with the broad development of a framework for selecting Site-Specific Water Quality Objectives prior to the filing of Final Submissions by the parties and by the Company on September 16, 2011.

To achieve its proposed water quality objectives, Canadian Zinc made commitments to enhance its water treatment plant, increase water storage capacity and construct an improved mine effluent outfall for discharge into Prairie Creek.

The Review Board addressed the issue of the Reference Condition Approach in its EA Report under a section entitled “3.1.3 Site specific water quality objectives”. The Review Board reviewed the submissions from all parties regarding the differing approaches to establishing SSWQOs.

The Review Board is of the view that the implementation of either approach to site specific water quality objectives is not likely to significantly impact water quality in Prairie Creek in the area of the mine site, in Prairie Creek at the Nahanni National Park Reserve boundary or in Prairie Creek at its confluence with the South Nahanni River.

The Review Board concluded that either approach to SSWQOs would produce a result that was not likely to have any significant adverse impacts on the environment. The Review Board specifically left the issue of what SSWQOs would be used to establish EQCs to the Mackenzie Valley Land and Water Board, stating at page 30, “The Review Board will not provide a recommendation on effluent quality criteria because it is the responsibility of the Mackenzie Valley Land and Water Board.” The Review Board recognizes that the Mackenzie Valley Land and Water Board will decide the limits to protect water quality that are appropriate for this project and setting.

The Review Board provided a suggestion to improve the monitoring and management of potential impacts from the development of the Prairie Creek Mine. It noted that construction of a second water storage pond may address a broader range of risks and result in better water management on site and improved water quality in Prairie Creek. The Review Board suggested that the Water Board consider this during the licensing phase.

The main purpose of a Water Licence is to regulate the discharge of water to the environment via the application of licence terms and conditions and the establishment of effluent quality criteria. CZN proposed a water management plan that includes real-time flow monitoring of the Prairie Creek stream, and discharge of treated mine water and treated process water according to a ‘load-based’ approach. In this approach, the volume and the blend of discharge (comprised of treated mine water and treated process water) are varied according to the actual flow volumes in the receiving stream. In so doing, site-specific water quality objectives can be met, and there is no significant negative impact on the receiving environment.

The Water Board accepted the site-specific water quality objectives derived by Canadian Zinc. These are almost all more stringent than the country-wide guideline values adopted by the Canadian Council of Ministers of the Environment. The Board also determined, after many months of review and study, that effluent quality criteria using a variable load-based discharge approach, as proposed by Canadian Zinc, will be a more protective and practical way of controlling effluent discharge from the mine to Prairie Creek. The Board recognized that this is a new approach compared to the standard fixed EQC, but believes that practical and effective mechanisms can be put in place to ensure compliance.

In 2012 Environment Canada initiated a 10 Year Review process of the Metal Mining Effluent Regulations (“MMER”). The review is focused on proposed amendments to MMER that would include more stringent effluent limits and, among other proposals, make changes to the Environmental Effects Monitoring program. The Company understands that as part of its review Environment Canada proposes to establish BATEA based (best available technology economically achievable) effluent limits as a means to promote continuous improvement in the sector. The proposed revisions to the MMER have not yet been adopted.

Fish: Bull trout and mountain whitefish are found in Prairie Creek near the Mine, however numbers are low. Spawning trout have been found in Funeral Creek, a tributary of Prairie Creek upstream of the Mine. No evidence of spawning has been found downstream of the Mine. Based on the water quality predictions, mine operations should have no impact on fish. Water quality after Mine closure may cause limited impacts in the immediate vicinity of the Mine site when Prairie Creek flows are less than normal winter levels. These impacts may have occurred naturally before the Mine existed.

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

In December 2011, the Review Board concluded, pursuant to paragraph 128 (1) (a) of the Mackenzie Valley Resource Management Act, that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

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

Static laboratory geochemical characterizations were carried out by Mesh, including acid-base accounting (“ABA”), along with: total inorganic carbon and multi-element ICP analyses on all samples; and mineralogy, expanded ABA (pyritic sulphur, siderite correction, acid-buffering characterization curves) and grain size analyses on a sub-set of samples. The following conclusions were made:

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
•
tailings supernatant is alkaline (pH 10.7 to 10.9), with total solids in solution of five to 500 milligrams and relatively high sulphate concentrations of 170 to 230 milligrams per litre, respectively, over the two hour test period;

•	sulphide concentrates are classified as potentially acid generating due to slightly elevated pyritic sulphur content and very little neutralization capacity;
•
as a result of substantially higher neutralization potential, oxide concentrates are classified as non-PAG (oxide zinc concentrate) and as having uncertain acid generation potential (oxide lead concentrate).

Hazardous Materials

Hazardous and toxic waste materials have been stored at the Prairie Creek Mine site, including sodium cyanide and PCB’s that remained from Cadillac’s operations in the early 1980s. Diesel fuel is also stored on site. All such substances were stored in a secured manner and are regularly inspected by government agencies.

A disposal project for the cyanide and PCB’s commenced in 2007 and in July 2008, following receipt of the necessary regulatory approvals, the repacked sodium cyanide drums were transported to Cyanide Destruct Systems in Barrie, Ontario and the repackaging waste was removed to Earth Tech’s Swan Hills Treatment Centre in Alberta for destruction and disposal.

In 2010, a program was undertaken to remove, by airlift, all PCB (polychlorinated biphenyls) contaminated material that has been stored in a dedicated safe facility on site since 1982. The Company contracted Hazco Environmental Services to repackage, remove and transport the PCB material off-site to be disposed of, by incineration, at the certified Earth Tech Swan Hills disposal facilities in Northern Alberta.

Endangered Species

The federal, provincial, and territorial government signatories under the Accord for the Protection of Species at Risk (1996) agreed to establish complementary legislation and programs that provide for effective protection of species at risk throughout Canada. Under the Species at Risk Act (S.C. 2002, c.29) (SARA), the federal competent ministers are responsible for the preparation of recovery strategies for listed Extirpated, Endangered, and Threatened species.

The Committee on the Status of Endangered Wildlife in Canada (“COSEWIC”) lists only two species in the area of the Prairie Creek Mine: the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category. In areas removed from the minesite, COSEWIC lists the Peregrine Falcon (Falco peregrinus anatum), the Woodland Caribou, Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered threatened. No rare or highly valued species of vegetation or plant communities have been identified in the area. COSEWIC does not list any plant species as endangered, threatened or of special concern in the area of the Prairie Creek Mine.

Detailed field studies of wildlife populations and wildlife habitat in the area of the Prairie Creek Mine and the access road were conducted by Beak Consultants Inc. in 1980-81 and again by Rescan in 1994. None of the listed species and no critical habitats, such as denning or nesting areas, were identified in the area of the Mine. Grizzly bears and wolverines have been observed or encountered only very infrequently in the area surrounding the mine over the past 20 years.

Specific surveys of potential Peregrine falcon nesting habitat have identified no nesting sites in the area of the minesite.

Wood bison were re-introduced into the Nahanni Butte area, 90 kilometres to the southeast of the Prairie Creek Mine, in 1980 with additions to the herd made in 1989 and again in 1998. Potential impacts to these populations are primarily transportation related, in this case primarily in the area of the Liard Highway, and can be mitigated through standard road safety practices.

In 2011, Environment Canada published a proposed recovery strategy on the Boreal population of Woodland Caribou (Rangifer tarandus caribou), referred to as boreal caribou, which were assessed in May 2002 as ‘Threatened’ by the Committee on the Status of Endangered Wildlife in Canada (COSEWIC). [Environment Canada. 2011. Recovery Strategy for the Woodland Caribou, Boreal population (Rangifer tarandus caribou) in Canada [Proposed]. Species at Risk Act Recovery Strategy Series.] The long-term recovery goal for boreal caribou is to achieve self-sustaining local populations throughout their distribution in Canada to the extent possible.

Boreal caribou are primarily threatened by a reduction in the availability and suitability of habitat necessary to carry out the life processes necessary for their survival and reproduction. They require large range areas comprised of continuous tracts of undisturbed habitat rich in mature to old-growth coniferous forest, lichens, muskegs, peatlands, and upland or hilly areas. Large range areas with suitable quality habitat allow boreal caribou to disperse across the landscape when conditions are unfavourable (e.g. natural wildfire disturbance, anthropogenic disturbance) and to maintain low population densities throughout the range to reduce the risk of predation. Threats, primarily habitat alteration (i.e. habitat loss, degradation, and fragmentation) from both anthropogenic and natural stressors, and predation have resulted in local population declines throughout their distribution.

Boreal caribou are distributed broadly throughout the boreal forest region, including in the Mackenzie Mountains of the Northwest Territories. In 2010, the Company completed two wildlife surveys with Golder & Associates and Parks Canada, by fixed wing airplane, along the proposed winter road route to the Prairie Creek Mine in order to further assess the wildlife population, with an emphasis on caribou. Caribou populations and potential caribou habitat have been identified in areas removed from the Prairie Creek Mine to the north and east in the Mackenzie Mountains. Potential impacts to these populations are primarily transportation related and can be mitigated through standard road safety practices.

In September 2014, Canadian Zinc completed helicopter-supported environmental field studies along the proposed route of an all season road. Environmental studies included a caribou occupancy wildlife survey, habitat data collection at fish-bearing stream crossings.

Nahanni National Park Reserve / Parks Canada Memorandum of Understanding

The South Nahanni River is highly valued as a wilderness recreation river and is used for canoeing trips during the summer months. These wilderness adventure tours are supported by a number of outfitting companies from as far away as Ontario.

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

Parliament formally established Nahanni National Park Reserve of Canada in 1972, legally protecting it as Canada’s 26th National Park under the Canada National Parks Act. It was established as a National Park Reserve in view of the fact that there were outstanding land claims in the area. It will only become a fully-fledged National Park once an agreement has been reached with the Dehcho First Nations.

The NNPR is considered to be of global significance. In 1978, it was the first area added by UNESCO to its list of World Heritage Sites. There are only 13 sites in Canada designated as World Heritage Sites, eight of them being National Parks. Nahanni received this designation because of the geological processes and natural phenomena in the area. In UNESCO’s view, NNPR is special because it is an unexploited natural area. The presence in this area of three river canyons cutting at right angles to the mountain ranges, with walls of up to 1,000 metres high, Virginia Falls which falls over 90 metres, hot springs, sink holes and karst topography are considered a special combination.

In considering and approving the nomination of NNPR for World Heritage Status, the World Heritage Committee stated that “it would be desirable to incorporate the entire upstream watershed in the World Heritage Site.” In 1977, the Minister responsible for Parks Canada directed Parks Canada to examine the possibility of expanding NNPR to include more of the head waters of the South Nahanni and the karst terrain. Several studies were conducted to assess this potential.

In June 2009, new legislation was enacted by the Canadian Parliament entitled “An Act to amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” to provide for the expansion of Nahanni National Park Reserve. Nahanni National Park Reserve was expanded by 30,000 km2, making it the third largest National Park in Canada. The enlarged Park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine. However, the Mine itself and a large surrounding area of approximately 300 km2 are specifically excluded from the Park and are not part of the expanded Park.

The exclusion of the Prairie Creek Mine from the NNPR expansion area has brought clarity to the land use policy objectives for the region and will facilitate various aspects of the environmental assessment process. The Government’s decision on the expansion of NNPR reflects a balanced approach to development and to conservation which allows for mineral resource and energy development in the Northwest Territories and at the same time protects the environment.

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

On July 29, 2008, Parks Canada Agency (“Parks Canada”) and Canadian Zinc entered into a MOU with regard to the expansion of the NNPR and the development of the Prairie Creek Mine, whereby:

•
Parks Canada and Canadian Zinc agreed to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded Nahanni National Park Reserve and an operating Prairie Creek Mine.

•
Parks Canada recognized and respects the right of Canadian Zinc to develop the Prairie Creek Mine and was to manage the expansion of Nahanni National Park Reserve so that the expansion did not in its own right negatively affect development of, or reasonable access to and from, the Prairie Creek Mine.

•
Canadian Zinc accepted and supported the proposed expansion of the Nahanni National Park Reserve and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni National Park Reserve.

The 2008 MOU was intended to cover the period up to the development of the Prairie Creek Mine (Phase I).

In February 2012, Canadian Zinc and Parks Canada signed a renewed Memorandum of Understanding regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The MOU, which was valid for three years, replaced the previous MOU signed between the Parties in 2008. Canadian Zinc expects to again renew the MOU for a further period. In the renewed MOU:

•
Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating Prairie Creek Mine.

•	Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and has granted Land Use Permit 2009 – L02 to provide road access through the Park to the Mine area.
•
Canadian Zinc acknowledges the cooperative management relationship Parks Canada shares with the Dehcho First Nations in the management of Nahanni National Park Reserve. This includes recognition of the 2003 Parks Canada - Dehcho First Nation Interim Park Management Arrangement and the role of the cooperative management mechanism –Nah?a Dehé Consensus Team.

In the MOU Parks Canada and Canadian Zinc agreed to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, including representatives of the Dehcho First Nations, which will better identify, define and consider issues of common interest, including, among other things, development of the access to and from the Prairie Creek Mine through Nahanni National Park Reserve and operation of the Prairie Creek Mine.

The Parties also agreed to share with one another and the Technical Team any existing technical and scientific information relevant to a discussion and analysis of issues of common interest to the Parties. The parties have agreed to make reasonable efforts to be timely in regards to permit requests being submitted, with ample time for review and consultation, such review and consultation will occur without unreasonable delay.

The MOU is an expression of the mutual intentions of the parties and is not legally binding on them or enforceable against them. The MOU does not create any new powers or duties or alter or affect any rights, powers and duties established by law, including by the Parks Canada Agency Act and the Canada National Parks Act, or result in the Parties relinquishing any right, jurisdiction, power, privilege, prerogative or immunity.

To the extent that the Prairie Creek Mine is subject to regulatory or government processes, including hearings, Parks Canada reserves the right, while recognizing the intent of the MOU, to participate in any such process and take such positions as it sees fit and the MOU does not, and is not intended to constrain Parks Canada from doing so, subject only to the understanding that in doing so Parks Canada will not object to or oppose, in principle, the development of the Prairie Creek Mine.

Environmental Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Reclamation and closure costs for the Prairie Creek Property have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 11 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures.

The Company’s undiscounted decommissioning liability of the Prairie Creek site, as it currently exists, is $3,142,000 (December 31, 2013 - $2,961,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2031. The discounted decommissioning liability is calculated using a risk free rate of 2.22% per annum (December 31, 2013 – 3.13%).

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Other than specific environmental matters discussed in this Annual Report, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.

The Company currently holds a surface lease, issued by the Minister of Aboriginal Affairs and Northern Development Canada, which limits the use of the land for mine site care and maintenance purposes only and establishes the Company's current responsibility for abandonment and restoration in accordance with an abandonment and restoration plan attached as a schedule to the surface lease. The Company has applied to the Minister of Aboriginal Affairs and Northern Development Canada for a new lease for production to replace the existing care and maintenance surface lease.

In September 2013, the Company was issued with the Type “A” Water Licence MV2008L2-002 by the Mackenzie Valley Water Board. The Licence is subject to numerous conditions, including the requirement to post and maintain security, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada totaling $13.07 million, on a schedule of $3 million within ninety days of the effective date of the licence, $5 million prior to extracting waste rock from the underground mine and $5.07 million prior to commencing milling.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit is subject to numerous conditions including the requirement to deposit, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada security of $3 million within ninety days of the issue of the permit and additional $1 million prior to the commencement of construction upgrades to the mill.

In June and December 2013, the Company filed requests with the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the site and cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease. The Company has provided responses to Information Requests and the MVLWB has circulated the application to interested parties for comment.

In August 2014, CZN submitted an amended development schedule for the Prairie Creek Mine to the MVLWB and this was followed up by an application to the MVLWB in October 2014 requesting that the Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule. This action would defer the schedule and dates in the licence for the submission of various plans until the activation of licence and the commencement of operations. The MVLWB is considering the Company’s request and has circulated this application to interested parties for comment.

The Company also holds various land use permits, water licences and construction permits from the MVLWB and Parks Canada with the requirement to post security for future reclamation in the total amount of $3.33 million, to be posted prior to construction of infrastructure or commencement of operations. The Company has previously posted reclamation security deposits in support of current reclamation obligations in the amount of $525,000.

First Nations

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band of the Dehcho First Nations (“Dehcho” or “DCFN”) as their traditional territory. The Nahanni Butte (Nahaahdee) First Nation is a “band” pursuant to the Indian Act RSC 1985. The members of the Dehcho First Nations are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982.

The Dehcho are a distinct group of Aboriginal people, whose ancestors were among the South Slavey people of the Dene Nation of what is now the Northwest Territories, and the Metis people within the DCFN territory. The Dehcho have had their own system of laws, religion, economy, customs, traditions and language since time immemorial. Many Dehcho people continue to rely heavily on the land, water and resources within DCFN territory for sustenance, social and ceremonial purposes.

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

The Federal Government has recognized that the inherent right of self-government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982. The Dehcho are engaged in ongoing land settlement negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the “Dehcho Process.” The Federal Government first attempted to negotiate land claim settlements in the Northwest Territories, with the Dene/Metis in the late 1980s without success. Subsequently settlement agreements were reached first with the Gwich’in and Sahtu Dene/Metis people and later with the Tlicho in 2005. The Dehcho have not settled their land claim with the Federal Government. The Dehcho and the Federal Government of Canada both claim legal title to this territory, the Dehcho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900, and Treaty 11 signed in 1921 and 1922. The Federal Government and the Dehcho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute. Canada maintains that under the Treaties the Dehcho extinguished ownership of their traditional lands. The Dehcho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty. The Dehcho territory has an area of approximately 210,000 km2 and has a native population of approximately 6,000.

On April 1, 2014 Bill C-15 -The Northwest Territories Devolution Act came into law providing for the devolution of lands and resource management in the NWT from the Government of Canada to the GNWT. Devolution in the NWT represents the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas.

Since the mid-1990s the Dehcho and the Federal Government have been engaged in the Dehcho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory. The objective of negotiations is to complete a Dehcho Final Agreement which clarifies and builds upon existing Treaties by implementing a Dehcho government which will make laws and deliver programs and services; be a public government based upon Dehcho First Nations laws and customs and other Canadian laws and customs; and be the primary government for the delivery of programs and services to residents of the Dehcho territory. The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Dehcho territory.

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

The DCFN’s position is that the Mackenzie Valley Resource Management Act cannot and should not apply within Dehcho territory; that the legislation was enacted without the participation of, or any consultation with, the DCFN; and was imposed on the Dehcho territory against DCFN wishes. The DCFN have stated that the Final Agreement must, among other things, include a new resource management regime in Dehcho territory other than the Mackenzie Valley Resource Management Act.

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

The parties also agreed to enter into negotiations for the purpose of concluding an Interim Resource Development Agreement with the objective of fostering resource development in the Dehcho Territory and to accrue benefits from Canada to the Dehcho First Nations. An Interim Resource Development Agreement was signed on April 17, 2003 under which Canada agreed to provide to the Dehcho First Nations a percentage of Federal resource royalties collected from the Dehcho area of the Mackenzie Valley.

Canada also agreed that the Final Agreement will ensure that a major mining project that requires any authorization from Canada, and that will impact on the Dehcho, shall be subject to negotiation with the Dehcho of an agreement relating to that project. A major mining project is defined as a project related to the development or production of minerals that will employ an average of 50 persons annually for the first five years in the Dehcho territory and for which more than $50 million will be expended in capital costs. The Company believes that the Prairie Creek Project is currently the only such major mining project in the Dehcho territory.

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

In August 2003, a Memorandum of Understanding respecting the expansion of Nahanni National Park Reserve dated 24 June 2003 was signed between the Dehcho and the Parks Canada Agency, whereby as part of the Dehcho Process, Parks Canada and the Dehcho agreed to work co-operatively towards completion of a feasibility study towards the addition of the identified lands to the Nahanni National Park Reserve and to recommend an amendment to the Canada National Parks Act for a new boundary for the expansion of the Nahanni National Park Reserve and, as part of the Dehcho Final Agreement, moving the Nahanni National Park Reserve to full National Park status under the Canada National Parks Act.

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

Under the Arrangement the Dehcho and Parks Canada agreed that while the current jurisdiction of Parks Canada is restricted to Nahanni National Park Reserve, the ecological integrity of the Park Reserve depends on the ecological integrity of the South Nahanni River watershed as a whole. The Prairie Creek Mine is located within the watershed of the South Nahanni River.

The Interim Park Management Arrangement is a statement of interests only and is not legally binding. Nothing in the Arrangement obliges Canada to act in a manner inconsistent with federal or territorial legislative or regulatory jurisdictions or authorities and the Nahanni National Park Reserve shall be administered and managed in accordance with the Canada National Parks Act.

During 2005, negotiations on the Dehcho Process broke down because of issues surrounding the proposed Mackenzie Valley gas pipeline. In June 2005 the Dehcho First Nations entered into a Settlement Agreement with Canada [represented by the Minister of Indian Affairs and Northern Development] to settle Court actions which had been commenced by the Dehcho in the Northwest Territories Supreme Court and in the Federal Court against Canada and the Mackenzie Valley Environmental Impact Review Board arising out of disputes concerning the Mackenzie Gas Project. In the Settlement Agreement Canada and the Dehcho agreed to resolve issues related to the participation of the Dehcho in the environmental and regulatory review of the Mackenzie Gas Project and which they agreed to facilitate.

The Settlement Agreement recites that Canada and the Dehcho have differing views as to the existence and scope of the rights of the Dehcho First Nation(s) recognized by Section 35 of the Constitution Act 1982, and the nature and extent of Canada’s requirements to consult with the Dehcho First Nations. In the Settlement Agreement the parties agreed to take all reasonable steps to negotiate the terms of the Dehcho Final Agreement which would include agreement to establish a Dehcho Resource Management Authority (“DCRMA”) which will be a body of public government. The Final Agreement will describe the legal capacity, structure, accountability, rights, powers, privileges and responsibilities of the DCRMA; source(s) of the DCRMA’s powers, privileges and responsibilities; relationship of the DCRMA to the Mackenzie Valley Resource Management Act, and rules regarding conflict of laws and the priorities of laws. For greater certainty, the Final Agreement may provide for a standalone DCRMA harmonized with the Mackenzie Valley Resource Management Act. The Settlement Agreement provides that the Final Agreement will provide for the circumstances in which laws within the jurisdiction of the Dehcho First Nations, any successor organization, or any government established pursuant to a Final Agreement, will take priority over the laws of Canada in the event of a conflict. The parties agreed to negotiate a Final Agreement in accordance with the Dehcho First Nations Framework Agreement.

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

Negotiations under the Dehcho Process continued during 2006 with Canada presenting a formal comprehensive offer of land selection, local governance provisions and financial compensation but this offer was rejected by the Dehcho First Nations. The Dehcho First Nations are insisting on the approval of a Land Use Plan (see below). Negotiations continued intermittently since 2006 with no apparent progress reported. Around 2012 the DCFN and the Government of the Northwest Territories agreed to establish a bi-lateral process to explore new and innovative solutions to break the log-jams at the main negotiations.

On April 1, 2014 Bill C-15 -The Northwest Territories Devolution Act came into law providing for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories. Devolution in the NWT represents the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories.

A draft bi-lateral agreement was tabled and discussed in May and June 2014. The draft agreement provided for land selection, the completion of a Dehcho Land Use Plan and the structure and responsibilities of a Dehcho Resource Management Authority. It was reported in January 2015 that the GNWT offered the Dehcho First Nations land selection of 37,500 square kilometres of their traditional territory, with only surface rights, as well as a generalized interest in the subsurface equivalent of approximately 18% per cent of the Dehcho Settlement Area. The GNWT stated that the offer to the Dehcho First Nations is consistent with previously settled claims in the Mackenzie Valley. It has been reported in local media that the GNWT offer is not acceptable to the Dehcho and the DCFN have called for a mediator to work through the dissensions and come to an agreement. It has been reported that the DCFN are reportedly seeking 50,000 square kilometres of land, with surface and subsurface rights.

The Dehcho Land Use Planning Committee, was formally established in February 2002 under the authority of the Dehcho Interim Measures Agreement with the responsibility to prepare a land use plan for the Dehcho territory. The land use planning process is a community driven process where the goals and values of the residents of the Dehcho guide the development of the Plan. The Dehcho Land Use Planning Committee works closely with other planning partners such as governments, public agencies, non-government organizations and businesses to fulfill its mandate.

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

The purpose of the Land Use Plan is to promote the social, environmental, cultural and economic well-being of residents and communities in the Dehcho territory, having regard to the interests of all Canadians. The Plan shall provide for the conservation, development and utilization of the land, waters and other resources in the Dehcho territory.

The Dehcho Land Use Planning Committee includes representatives of the Dehcho First Nations, the Government of the Northwest Territories and Government of Canada. As outlined under the Dehcho Interim Measures Agreement the DCFN appointed two members while the two Governments each appointed one member. Upon the recommendation of the Dehcho Land Use Planning Committee, the parties to the Interim Measures Agreement appoint a fifth member as Chairperson.

Once approved, the Land Use Plan will provide legally binding direction to regulatory agencies and decision-makers in their assessment of development projects, protected areas proposals and other land uses.

The Land Use planning process considered the traditional use and occupancy information that was gathered to determine the Interim Land Withdrawals, along with other information on the natural resources and the economic and social needs of the communities. In turn, the Plan will guide the revision of the Interim Land Withdrawals based on the new information that has been gathered. Representatives of the Planning Committee visited the Prairie Creek Mine site in September 2004.

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

The draft Land Use Plan was approved by the General Assembly of the Dehcho First Nations in May 2006 and submitted to the Minister for consideration. The Minister did not accept the Plan arguing that it incorporated too much land to be preserved from development. In April 2007 the Federal Government and the Dehcho First Nations entered into an agreement to form a new Committee with representatives from all sides to negotiate a new revised plan. The Company understands that negotiations on a draft Land Use Plan are continuing intermittently.

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

Nahanni Butte Dene Band

The Prairie Creek Mine is located 90 kilometres from the nearest settled community of Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 kilometres downstream of the minesite. The population of Nahanni Butte is approximately 90 people and water for domestic purposes is supplied by well. There is no permanent road access into the Prairie Creek Property, other than the existing Winter Road which was established in 1981. Regular access is by air only to a private airstrip controlled by the Company. There is no other existing land occupation, nor commercial land or water based activities in the vicinity of the mine. Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history.

In October 2008, Canadian Zinc and the Nahanni Butte Dene Band entered into a MOU, to establish a mutually beneficial, co-operative and productive relationship. In the MOU, the Band agreed to maintain close communication links with Canadian Zinc, participate in good faith in current and pending environmental assessment and regulatory processes, and not to oppose, “in principle,” mining operations at Prairie Creek. Canadian Zinc has agreed to apply best efforts to employ Band members and to assist the Band and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project. The MOU also provides for the subsequent negotiation of an Impact Benefits Agreement regarding mining operations. Nothing within the MOU is intended to define, create or extinguish any rights of the Band or Canadian Zinc and the MOU is not legally binding on the parties.

The Company continued discussions and engagement with the Band throughout 2009 and 2010, specifically regarding their Traditional Knowledge and alternate routes for the access road to Prairie Creek, taking into consideration the expressed preferences of the community of Nahanni Butte. The Band outlined their concerns with the project and the Company’s responses to date include investigation of road realignment options and surveys of specific locations along the access road for heritage resources.

In January 2011, the Company signed the NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT (the “Nahanni Agreement”) which provides for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

The Nahanni Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties.

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

Liidlii Kue First Nation

In June 2011, the Company signed an Impact Benefits Agreement (“LKFN Agreement”) with the Liidlii Kue First Nation (“LKFN”) of Fort Simpson. The LKFN Agreement is similar in many respects to the above mentioned Nahanni Agreement entered into with the Nahanni Butte Dene Band. The LKFN has agreed to support CZN in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. The Agreement is intended to ensure that CZN undertakes operations in an environmentally sound manner. LKFN will appoint a qualified Monitor to monitor environmental compliance and to monitor impacts of the Mine on the environment or wildlife and to work with CZN to prevent or mitigate such impacts.

The LKFN Agreement provides a framework such that training, employment and business contracts, and some financial provisions are made available to the LKFN to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of all parties. The Liidlii Kue First Nation is a member of the Dehcho First Nations. LKFN is the largest member of the Dehcho First Nations.

Socio-Economic Agreements

In August 2011, the Company signed a Socio-Economic Agreement with the Government of the Northwest Territories related to the planned development of the Prairie Creek Mine. The Socio-Economic Agreement establishes the methods and procedures by which the Company and the GNWT have agreed to work together to maximize the beneficial opportunities and minimize the negative socio–economic impacts arising from an operating Prairie Creek Mine. The Socio-Economic Agreement defines hiring priorities and employment commitments and practices during the construction, operation and closure of the Prairie Creek Mine and across the entire spectrum of project-based employment. The Company has targeted employment levels of at least 60% Northwest Territories residents and 25% Aboriginals. The Company has agreed to implement policies to maximize business and value-added opportunities for businesses in the Northwest Territories. Canadian Zinc will use its best efforts to ensure that purchases of goods and services through or from Northwest Territories businesses will be at least 30% during construction and at least 60% during operations.

In August 2011, Human Resource and Skills Development Canada, a federal department of the Government of Canada, approved a commitment of $3 million over a three-year period to fund "More Than a Silver Lining", a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine. In addition to the funding from the Government of Canada, the program received an additional $1 million from Canadian Zinc, the GNWT and the communities of Nahanni Butte, Fort Simpson, Fort Liard, Trout Lake and Jean Marie River.

The “More Than a Silver Lining” program delivered 19 training projects in the Dehcho Region over the three year period ending in 2013. Of the 19 training projects, six were facilitated by Canadian Zinc at the Prairie Creek Mine. Over the course of three years approximately 300 local individuals were assessed for participation in the training programs with 250 people actually participating, of which approximately 70 are reported to have returned to employment and others have moved on to higher education.

In August 2012, Canadian Zinc and the GNWT Department of Transportation signed a Collaboration Agreement to ensure effective co-operation related to the public transportation infrastructure that will support the Prairie Creek Mine project and will help ensure that both public needs and mine activities are supported.

Canadian Zinc plans to use the existing Northwest Territories public transportation system to bring goods, fuel and equipment by road to the Mine and to transport its mineral products from the Mine to world markets. As part of this Collaborative Agreement, to assist in priority setting, CZN will provide reports to the Department of Transportation on its anticipated road transportation requirements for the construction and operation of the Prairie Creek Mine which will help the Department of Transport to plan future work on these roads to maintain and enhance these roads effectively and the Department agreed to work closely with Canadian Zinc to ensure public safety by identifying areas of Highway 7 and the Nahanni Butte access road that require enhancement or upgrading.

From 2012 to 2014, Canadian Zinc, the Mine Training Society, Government of the Northwest Territories and the Prairie Creek Mine’s neighbouring aboriginal communities successfully completed a three year, federally funded training program entitled “More Than a Silver Lining” (“MTSL”) under the Skills Partnership Fund with the Government of Canada. The MTSL training program’s total cost was $4.3 million, with the majority of the funding being provided by the federal department of Human Resources and Skills Development Canada. The program was solely focused on the workforce needs of the Prairie Creek Mine.

The MTSL program delivered 19 training projects in the Dehcho Region over the three year period ending in 2014. Of the 19 training projects, six were facilitated by Canadian Zinc at the Prairie Creek Mine. Over the course of three years approximately 300 local individuals were assessed for participation in the training programs with 250 people actually participating, of which approximately 70 are reported to have returned to employment and others have moved on to higher education.

Newfoundland Properties

Canadian Zinc owns an extensive land package in central Newfoundland that includes three VMS projects, each with defined deposits, which are being explored by Canadian Zinc. Key deposits on each project are listed below:

South Tally Pond project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (Giroux Consultants 2012);

Tulks South project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowden 2007); and the Hurricane and Tulks East prospects; and

Long Lake project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Acquisition of Messina Minerals Inc.

On December 20, 2013, the Company completed its previously announced acquisition of Messina Minerals Inc. Under the terms of the Agreement, Canadian Zinc acquired all of the outstanding common shares of Messina in exchange for 2,132,714 common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina.

Total consideration transferred was $1,372,000, which was comprised of the issuance of 2,132,714 common shares valued at $896,000 based on the closing market price of the Company’s shares on December 20, 2013 of $0.42 per share, conversion of options and warrants with a fair value of $19,000; Messina shares amounting to 3,000,000 which were previously acquired and valued at $180,000 based on the closing market price of Messina shares on December 20, 2013 of $0.06 per share and transaction costs of $277,000. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition.

Canadian Zinc acquired 100% interest in several base metal properties in central Newfoundland including in the Tulks South Property, which includes the Boomerang, Domino and Long Lake base and precious metal-rich VMS deposits situated near the Company’s South Tally Pond project in central Newfoundland.

NI 43-101 mineral resource estimates include:

•
Boomerang deposit: Indicated mineral resource of 1.36 million tonnes grading 7.1% Zn, 3.0% Pb, 0.5% Cu, 110 g/t Ag and 1.7 g/t Au; and Inferred mineral resource of 0.28 million tonnes grading 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag and 1.3 g/t Au;

•	Domino deposit (adjacent to Boomerang): Inferred resource estimate: 0.41 million tonnes grading 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag and 0.6 g/t Au.
 (See Messina Minerals Inc. Technical Report, dated August 1, 2007, Tulks South Property, Central Newfoundland, Canada filed on SEDAR.)

The Boomerang deposit has some of the highest grade characteristics in the region. Exploration upside and resource expansion potential is believed to exist from numerous identified targets at surface and along strike to the northeast of the Boomerang deposit.

Tulks South Property

The Tulks South Property is located in the Buchans-Victoria Lake area in the Central Mobile Belt of the Dunnage tectonostratigraphic zone of the Appalachian Belt. The Dunnage tectonostratigraphic zone comprises ophiolitic island arc and back arc rocks. The Buchans-Victoria Lake area is host to numerous polymetallic (Zn-Pb-Cu-Au-Ag) volcanogenic massive sulphide deposits; including the historic Buchans area polymetallic deposits and the recently producing Duck Pond copper-zinc mine.

The Tulks South Property was the subject of a previous Technical Report by Dearin (2006). This current Technical Report dated August 2007, is intended to disclose recently updated Mineral Resources at the Boomerang and Domino deposits, and exploration results at the Tulks East B Zone and the Hurricane Zone. The Property also includes historic zinc resources at the Tulks East A Zone, Tulks East B Zone, Skidder, and Long Lake Main Zones. Since the previous Technical Report, Messina has undertaken additional Mineral Resource delineation drilling, Mineral Resource estimations, exploration drilling, metallurgical test work, and environmental base line studies on the Property.

At a 1% Zn cut-off grade, Indicated Mineral Resources at Boomerang are reported as 1.4 Mt at 7.1% Zn, 3.0% Pb, 0.5% Cu, 110.4 g/t Ag, and 1.7 g/t Au. Inferred Mineral Resources at Boomerang are reported as 278 kt at 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag, and 1.3 g/t Au at the same cut-off grade.

At Domino, adjacent to the Boomerang deposit, Inferred Mineral Resources at a 1% Zn cut-off grade are reported as 411 kt at 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag, and 0.6 g/t Au.

Tulks South Project 2014 Drill Program

In July 2014, the Company undertook a diamond drill program on its Tulks South property, focused on expanding the the mineral resource at the Boomerang-Domino deposit, extending the nearby Hurricane prospect mineralization and testing for extensions to the mineralization at the Tulks East prospect (2,000 metres).

Six drillholes (1,743 metres) tested for up and down-dip extensions of the Hurricane prospect mineralization and three drillholes (1,287 metres) tested for extensions to the defined Boomerang-Domino deposit. Highlights include:

•	Drillhole GA14-278 intersected 13.23% zinc, 8.24% lead, 0.70% copper, 135.8 g/t silver and 0.67 g/t gold over 2.37 metres in the down-dip extension of the Hurricane Prospect, and;
•
Drillhole GA14-281 intersected 4.45% zinc, 1.82% lead, 0.18% copper, 52.15 g/t silver and 0.82 g/t gold over 2.49 metres in a previously untested area between the Boomerang and Domino massive sulphide lenses.

Eight of the drillholes intersected the strongly altered, mineralized rhyolite stratigraphy (footwall), located directly below the mineralized horizon which hosts the Boomerang-Domino deposit and Hurricane mineralization. The two highlighted massive sulphide intersections are located along this horizon at the top of the footwall stratigraphy.

Subsequent to the end of the third quarter four holes (1,377 metres) were completed on the Tulks East prospect. Tulks East is comprised of two zones, A Zone and B Zone, with earlier historical resources estimates. Two holes successfully extended the A Zone mineralization a further 50 metres down-dip, which remains open to the northwest and northeast.

The results from drilling programs conducted in 2014 on the Tulks South Property are not considered material to the previous resource estimates.

Long Lake Project 2014 Drill Program

Following completion of the drill program at Tulks South, the drill was mobilized to the Long Lake project where a 2,712 metre wide spaced drill program was successful in extending the copper-lead-zinc massive sulphide mineralization. both up- and down-dip and along strike and showed a marked increase in the copper, lead, zinc, silver and gold grades to the west of the defined Main Zone deposit. Highlights include:

•	Drillhole LL14-50 intersected 25.50% zinc, 5.90% lead, 1.29% copper, 189.7 g/t silver and 1.87 g/t gold over 1.20 metres (core length) from 42.2 to 43.4 metres downhole.
•	Drillhole LL14-51 intersected 10.81% zinc, 1.99% lead, 1.59% copper, 86.95 g/t silver and 1.39 g/t gold over 2.25 metres (core length) at 175 metres below surface.
•	Drillhole LL14-52 intersected 19.56% zinc, 6.59% lead, 1.29% copper, 131.42 g/t silver and 1.85 g/t gold over 1.10 metres (core length) 75 metres down-dip of LL14-51.

A total of 11 drillholes (2,712 metres) was completed at the Long Lake Main Zone VMS deposit. Ten of the eleven drill holes intersected the mineralized horizon between approximately 50 and 350 metres vertical depth.

The results from drilling programs conducted in 2014 on the Long Lake Project are not considered material to the previous resource estimates.

Acquisition of Paragon Minerals Corporation

On September 24, 2012, Canadian Zinc acquired all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon.

Total consideration transferred was $4,080,000, which was comprised of the issuance of 7,299,019 common shares valued at $3,394,000 based on the closing market price of the Company’s shares on September 24, 2012 of $0.465 per share, conversion of options and warrants with a fair value of $53,000, Paragon shares amounting to 7,000,000 which were previously acquired and valued at $420,000 based on the closing market price of Paragon shares on September 24, 2012 of $0.06 per share and transaction costs of $213,000. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition.

Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”) discovery with a potential opportunity to develop into a viable economic resource. An initial NI 43-101 mineral resource estimate that was completed in March 2012 for Paragon on the Lemarchant deposit includes the following defined mineral resources:

•	Indicated resource estimate: 1.24 million tonnes at an average grade of 5.38% Zn, 0.58% Cu, 1.19% Pb, 1.10 g/t Au and 59.17 g/t Ag; and
•	Inferred resource estimate: 1.34 million tonnes at an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.0 g/t Au and 50.41 g/t Ag.
(See report entitled “NI 43-101 Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada” dated March 2, 2012 and filed on SEDAR under Paragon’s profile on March 9, 2012. (the “South Tally Pond Technical Report”))

The Lemarchant deposit has been defined to a 210 m depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling.

South Tally Pond Property

The South Tally Pond VMS Project is located 110 kilometres southwest of the town of Grand Falls-Windsor, NL and 35 kilometres south of the community of Millertown, NL. The Property consists of five, contiguous 100% controlled properties or blocks including the Harpoon Block, Gills Pond Block, Higher Levels Block, South Tally Pond Block and the South Tally Pond Extension Block. The aggregate land position comprises 8 map-staked mineral licences (856 claims) covering 21,400 hectares immediately southwest of the Duck Pond Mine. The South Tally Pond Block is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in this property by making one remaining share payment to the vendors. The Harpoon Block is subject to a 2% net smelter return royalty to the property vendors of which 50% is purchasable by Paragon.

The South Tally Pond project area has been explored intermittently since the late 1960’s for precious metal-rich polymetallic volcanogenic massive sulphide deposits. The bulk of the historic exploration work in the area was completed by Noranda and its various partners between 1973 and 1998. This exploration work resulted in the discovery of the Duck Pond and Boundary deposits. In addition, Noranda discovered numerous other prospects including the Lemarchant, Rogerson Lake, Bindon’s Pond, Higher Levels, Spencer’s Pond and Beaver Lake Prospects through geochemical and geophysical surveys. Each of these areas has seen limited to no drilling.

The South Tally Pond Project is underlain by rocks of the Victoria Lake supergroup which consists of a structurally complex, composite collage of bimodal Neoproterozoic to Ordovician arc-related magmatic and sedimentary rocks. The Victoria Lake supergroup hosts numerous base metal-bearing VMS deposits, showings and extensive alteration zones, and several gold deposits and showings. This mineralization is distributed throughout all of the lithotectonic assemblages, including the Tally Pond Volcanic Belt, that comprise the supergroup. The Tally Pond Volcanic Belt consists of Cambrian-aged volcanic, volcaniclastic and sedimentary rocks that extend from Victoria Lake northeast to Burnt Pond. The South Tally Pond Project is situated in the same volcanic belt and to the immediate southwest of Teck Resources Limited’s Duck Pond Copper Zinc Mine (5.1 million tonnes averaging 3.6% Cu, 6.3% Zn, 1.0% Pb, 64 g/t Ag and 0.9 g/t Au for both the Duck Pond and Boundary deposits).

The Lemarchant Deposit area is underlain by a north-striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond Volcanic Belt. The mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. Polymetallic sulphide mineralization is hosted in moderate to intensely altered rhyolite breccias, massive flows and lesser tuffaceous horizons. The footwall to the semi-massive to massive sulphide mineralization is characterized by a well-developed, barium-enriched base metal stringer system, with moderate to intense quartz-sericite-chlorite to quartz-chlorite alteration. On several sections the footwall alteration zone is cut-off by a frequently recognizable, east-verging thrust fault (Lemarchant Fault) that potentially repeats the mineralized horizon at depth in the minimally tested Lower Felsic Block. The Lower Felsic Block represents an area of high exploration potential that warrants aggressive follow-up drilling.

South Tally Pond 2013 Drill Program

A winter diamond drill program on the South Tally Pond property was completed in March 2013. A total of 11 drillholes (3,370 metres), including two drillhole extensions, were completed at the Lemarchant deposit. Highlights of the drill program include:

•	New massive sulphide mineralization discovered 250 metres to the northwest of the Lemarchant deposit in drillholes LM13-73 and LM13-74 (see news release dated February 27, 2013);
•	Significant massive sulphide mineralization intersected in drillhole LM13-79 which extends the Lemarchant deposit mineralization 35 metres up-dip; and
•	Three drillholes testing the south extension to the Lemarchant deposit intersected favourable felsic volcanic stratigraphy with locally anomalous base metal mineralization.

Beginning in September 2013 and ending in December 2013, fifteen drillholes totaling 4,928 metres of coring, nine of which intersected significant sulphide mineralization, were completed during the fall drill program on the Lemarchant deposit at the South Tally Pond project. Highlights include:

•
Additional massive sulphide mineralization intersected at the Northwest zone discovered in early 2013. The new Northwest zone, located 250 metres northwest of the Lemarchant deposit, now extends over a 100 metre strike length and remains open for expansion.

•	Significant precious metal values accompany the Northwest zone base metal mineralization, including samples assaying 463.0 g/t silver over 1.0 metre and 17.5 g/t gold over 0.8 metre.
•
Drilling at the North target intersected strongly altered felsic volcanic rocks directly below the overlying basalts, which is similar to the stratigraphy associated with the massive sulphide mineralization of the Lemarchant deposit to the immediate south.

South Tally Pond 2014 Drill Program

Two drill programs were completed at the South Tally Pond VMS project in 2014 wherein a total of 5,104 metres was completed to further evaluate the Northwest zone at the Lemarchant deposit.

A winter diamond drill program on the South Tally Pond copper-lead-zinc-silver-gold project was completed in March 2014. Six drillholes, totaling 2,350 metres were completed at the Northwest mineralized zone located 250 metres northwest of the drill-defined Lemarchant Deposit. The 2014 winter drilling program successfully extended the Northwest zone mineralization which remains open for further expansion.

A fall diamond drill program was completed in December 2014. Six drillholes and two drillhole extensions totaling 2,754 metres were completed at the Northwest zone, located 250 metres northwest of the drill-defined Lemarchant Deposit.

The drilling programs conducted in 2013 and 2014 on the South Tally Pond Property were mostly outside the resource area and the drilling results are not considered material to the previous resource estimates.

Vatukoula Gold Mines plc

In 2009, the Company acquired an interest in Vatukoula Gold Mines plc (“VGM”). Canadian Zinc currently holds 12,573,380 shares of VGM which represents approximately 3.6% of the issued share capital. VGM is a UK company which owns and operates the Vatukoula Gold Mine in Fiji. Following a general meeting held on June 23, 2014, VGM announced that effective July 1, 2014, VGM shares would no longer trade on AIM (part of the London Stock Exchange). An arrangement has been made with W. H. Ireland Group PLC to provide a Matched Bargain Service for existing shareholders wanting to dispose of existing shares, increase their current holding or invest in VGM. VGM shares are no longer traded on a regulated market.

The VGM shares held by Canadian Zinc continue to be classified as marketable securities at their fair market value. The carrying value of the securities is adjusted at each reporting period to the then fair value with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

At December 31, 2014, the Company’s investment in VGM was estimated to have a fair value of $450,000. The Company considers there has been no change in fair value as of the date of this Annual Report. The outlook for this investment is dependent on the ongoing performance of VGM.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Financial Results for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013 and other public disclosure documents of the Company.

For the year ended December 31, 2014, the Company reported a net loss and comprehensive loss of $12,434,000 compared to a net loss and comprehensive loss of $6,911,000 for the year ended December 31, 2013. Included in the loss for the year ended December 31, 2014, were exploration and evaluations costs of $9,996,000, compared to $6,089,000 for the previous year.

The net loss in the year ended December 31, 2014 included a loss of $878,000 on the Company’s marketable securities compared to a loss of $3,626,000 for the comparative year of 2013. The net loss in the previous year was reduced by a gain on the sale of a net smelter royalty in the amount of $5,439,000 with no comparable in the current year. Excluding the loss on marketable securities and the gain on the sale of a net smelter royalty, the Company recorded a loss of $11,556,000 for the year ended December 31, 2014 compared to a loss of $8,724,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2014, the Company expensed $7,982,000 on its exploration and evaluation programs at Prairie Creek compared to $4,928,000 for the year ended December 31, 2013. The overall increase in expenditures for the Prairie Creek Project was due to the increased mine planning and feasibility studies costs of $3,301,000 in 2014 compared to $1,611,000 for the comparative year along with increased exploration costs of $1,163,000 in 2014 compared to $331,000 as the Company initiated an underground exploration program in the last quarter of 2014.

For the year ended December 31, 2014, the Company also expensed $2,014,000 on its exploration and evaluation properties in central Newfoundland compared to $1,161,000 for the comparative year as the Company completed a yearlong exploration program on its properties in central Newfoundland.

Details of the exploration and evaluation costs are shown in Note 13 to the audited consolidated financial statements for the year ended December 31, 2014.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2014 was $169,000 versus $106,000 for the comparative year. The increase is attributable to the overall increase in amounts available for investment during 2014.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $2,226,000 for the year ended December 31, 2014 which were lower than the $2,741,000 for the previous year as incentive bonuses were awarded in 2013 to certain employees and consultants based upon successful receipt of all necessary permits for the Prairie Creek Project.

Share-Based Compensation

Share-based compensation was $23,000 for the year ended December 31, 2014 versus $120,000 for the comparative year due to a lower amount of stock options vesting throughout the current year. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the audited consolidated financial statements of the Company.

Other Income (Expenses)

The Company reported a loss on marketable securities of $878,000 for the year ended December 31, 2014 versus a loss of $3,626,000 for the year ended December 31, 2013. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company.

The Company recorded a gain on the sale of a 1.2% net smelter royalty on the Prairie Creek Mine to Sandstorm Metals & Energy Ltd. for net proceeds of $10,271,000 in the second quarter of 2013. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine to $nil in the second quarter of 2013 and recognized a gain on the sale of mineral property interests of $5,439,000 on the consolidated statement of income (loss) with no comparable amount in 2014.

Excluding the loss on marketable securities and the gain on the sale of a net smelter returns royalty, the Company recorded a net loss of $11,556,000 during the year ended December 31, 2014 compared to a net loss of $8,724,000 during the comparative year.

Financial Results for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 and other public disclosure documents of the Company.

For the year ended December 31, 2013, the Company reported a net loss and comprehensive loss of $6,911,000 compared to a net loss and comprehensive loss of $19,870,000 for the year ended December 31, 2012. The net loss in the year ended December 31, 2013 included a loss of $3,626,000 on the Company’s marketable securities compared to loss of $8,804,000 for the comparative year of 2012. The net loss in the fiscal year ended December 31, 2013 was reduced as the Company recorded a gain on the sale of a net smelter royalty in the amount of $5,439,000 with no comparable in the previous year. Excluding the loss on the marketable securities and the gain on the sale of a net smelter royalty, the Company recorded a loss of $8,724,000 for the year ended December 31, 2013 compared to a similar loss of $11,066,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2013, the Company expensed $4,928,000 on its exploration and evaluation programs at Prairie Creek compared to $9,037,000 for the year ended December 31, 2012. For the year ended December 31, 2013, the Company also expensed $1,161,000 on its exploration and evaluation programs at South Tally Pond compared to $88,000 for the comparative period. Details of the exploration and evaluation costs are shown in Note 13 to the audited consolidated financial statements for the years ended December 31, 2013 and 2012.

The overall decrease in expenditures at the Prairie Creek Mine site was due to two factors. Firstly, diamond drilling costs of $331,000 compared to $3,107,000 for the comparative year as the scope of the drill program was reduced in 2013. Secondly, feasibility studies and mine planning costs of $2,860,000 were incurred in 2012 as the Company completed a pre-feasibility study and were significantly higher than similar costs of $1,611,000 in 2013. During 2013, the Company continued engineering work, associated with the Prairie Creek Mine Site, with Tetra Tech, AMC and JDS and expects to continue this work in 2014. Also, costs associated with permitting activities decreased somewhat in the year ended December 31, 2013 to $1,342,000 (year ended December 31, 2012 - $1,522,000).

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2013 was $106,000 versus $164,000 for the comparative period. The decrease is attributable to the overall decrease in amounts available for investment during the year ended December 31, 2013 versus the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $2,741,000 for the year ended December 31, 2013 compared to $2,231,000 for the previous year as incentive bonuses were awarded to certain employees and consultants based upon receipt of all necessary permits for the Prairie Creek Project in 2013.

Share-Based Compensation

Share-based compensation was $120,000 for the year ended December 31, 2013 versus $107,000 for the previous year due to a higher amount of stock options vesting throughout the year ended December 31, 2013. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the audited consolidated financial statements of the Company.

Other Income (Expenses)

The Company recorded a gain on the sale of a 1.2% net smelter royalty on the Prairie Creek Mine to Sandstorm Metals & Energy Ltd. for net proceeds of $10,271,000 in 2013. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine to $nil in 2013 and recognized a gain on the sale of mineral property interests of $5,439,000 on the consolidated statement of income (loss).

The Company reported a loss on marketable securities of $3,626,000 for the year ended December 31, 2013 versus a loss of $8,804,000 for the previous year. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total gain or loss recorded on marketable securities for the year ended December 31, 2013 is based upon the closing market bid price of the shares at December 31, 2013.

B. Liquidity and Capital Resources

At December 31, 2014, the Company had a positive working capital balance of $12,353,000 including cash and cash equivalents of $8,792,000, short term investments of $5,023,000 and marketable securities of $450,000 (for a total of $14,265,000). At December 31, 2013, the Company had cash and cash equivalents of $8,376,000, short term investments of $2,005,000, marketable securities of $1,328,000, and a positive working capital balance of $10,617,000.

Cash inflows from financing activities totaled $14,474,000 for year ended December 31, 2014 versus $3,701,000 for the comparative year, due to the Company’s financing activities in the third quarters of 2014 and 2013. The Company also received $357,000 for the issue of 1,513,134 common shares upon the exercise of stock options at exercise prices of $0.23 and $0.30 per common share during year ended December 31, 2014. During the comparable year, 200,000 common shares were issued upon the exercise of stock options at an exercise price of $0.23 per common share for total proceeds of $46,000.

The Company’s accounts payable and accrued and other liabilities at December 31, 2014 were $2,140,000 compared to $1,624,000 as at December 31, 2013.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on financings to fund its working capital requirements and planned exploration, development and permitting activities. The Company expects its current working capital will be able to meet current commitments and allow 2015 programs to proceed as planned.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional financing may be impacted by conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or such financing may not be available on favourable terms. This is discussed in more detail in the “Risk Factors” section in this Annual Report.

The Preliminary Feasibility Study completed in June 2012 estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production was estimated in the PFS to be $34 million plus a contingency of $7 million for a total of $41 million.

The Company is in the process of updating the estimate of capital costs to bring the Prairie Creek Mine into production and a revised estimate will be included in the updated preliminary feasibility study to be completed later in the year. The 2012 Preliminary Feasibility Study included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure reclamation obligations. The Company is currently finalizing the design and cost estimates of a potential all season road for inclusion into the capital cost schedule of the Prairie Creek Project. Incorporation of an all season road for future operations would require significant additional capital costs which were not considered in the 2012 Preliminary Feasibility Study.

Financing - Use of Proceeds

During 2014, the Company completed an equity financing, which closed July 31, 2014, by way of a short form Prospectus in Canada dated July 23, 2014, raising gross proceeds of $15.8 million. The following table details how the net proceeds of the financing have been used up to December 31, 2014 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Development Programs	$8,000	$1,671
Exploration Programs	5,751	3,190
General and Administrative	722	722
Total	$14,473	$5,583
	(Unaudited, thousands of Canadian dollars)

The allocation of the net proceeds of the financing may be adjusted within the stated categories of expenditures above depending on, among other things, timing of receipt of required government approvals, availability of equipment and services, and general political and market conditions. Further, while the Company intends to use the net proceeds as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in the Company's best interest.

C. Research and Development, Patents and Licences, Etc.

The Company is a mineral exploration company and does not carry on any research and development activities.

D. Trend Information

As the Company is an exploration company with no producing mining properties, information regarding trends in production, sales and inventory are not meaningful.

E. Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2014:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	410	161	249	-	-
Decommissioning Liability (2)	3,142	-	-	-	3,142
Total Contractual Obligations	3,552	161	249	-	3,142
(1) Represents obligations under operating leases for office space and equipment.

(2) The decommissioning liability represents reclamation and closure costs for the Prairie Creek Property and have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 11 years whereby such undiscounted costs are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Principal Occupation During Preceding Five Years	Date First Became Director of the Company(5)
Brian A. Atkins (2) (3) British Columbia, Canada Director
Chartered Accountant; Partner at KPMG LLP, Chartered Accountants, from 1978 to 2005; Director of BlueShore Financial; Member of Independent Review Committee of Inhance Investment Management Inc. until December 2009; Member of the Institute of Corporate Directors.
June 2008

John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director
Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994; Director of Vatukoula Gold Mines plc July 2009 to August 2013.
November 2001

John A. MacPherson (2) (3) British Columbia, Canada Director	Private Businessman; Director of Vatukoula Gold Mines plc July 2009 to February 2014.	May 1999

Dave Nickerson (2) (3) (4) Northwest Territories, Canada Director
Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.
March 2004

Alan B. Taylor (4) British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004

Trevor L. Cunningham British Columbia, Canada Chief Financial Officer, Vice President Finance and Corporate Secretary	Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since January 2011; Chartered Professional Accountant, Certified Management Accountant.	N/A
(1)
The information as to common shares beneficially owned, controlled or directed by the above-named directors as at the date hereof, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of Health and Safety Committee.
(5)	All Directors are elected annually to hold office until the Company’s next Annual Meeting of shareholders.

B. Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. The Company does not have a formal compensation plan in place for its Named Executive Officers (defined below under the heading “Summary Compensation Table”). The general compensation philosophy of the Company for executive officers, including for the Chief Executive Officer (“CEO”), is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide longer-term incentive compensation, such as the grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

The Company is primarily engaged in the exploration, development and re-permitting of its Prairie Creek property located in the Northwest Territories, Canada. The Company is considered to be in the exploration and development stage, given that its Prairie Creek property is not in production and, to date, has not earned any significant revenues and does not generate revenues from operations. Accordingly, the Company is reliant upon funding from capital raising activities. Therefore, the use of traditional performance standards, such as corporate profitability, is not considered to be appropriate in the evaluation of corporate or executive performance, and the Board of Directors (the “Board”) has to consider the financial situation of the Company in a wider context and involving the ongoing status of the Prairie Creek project, when setting its executive compensation levels.

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, the Compensation Committee takes into consideration the executive's performance, level of expertise, responsibilities and length of service to the Company, as well as comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the Board regarding this remuneration. The Compensation Committee’s responsibilities and composition are described below under the heading “Corporate Governance Disclosure – Compensation Committee”.

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Company did not set formal, person-specific, performance goals for the Named Executive Officers for 2014. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

While the Company does not actively benchmark its compensation programs for executive officers, and the individual components thereof, it does review compensation levels within the industry primarily through the use of third-party “Compensation Reports”, which are available through certain consulting firms. These reports typically include information for larger mining companies but do assist the Compensation Committee in determining approximately the salary levels and other benefits in place across the industry.

The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. Neither the Company nor the Compensation Committee currently has nor at any time during 2013 had any contractual arrangement with any compensation consultant.

The Compensation Committee is responsible for considering the risks associated with the Company’s compensation policies and practices and has not identified any specific risks associated with the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect.

Because of the current scale and scope of the Company’s operations, and the limited number of senior management and employees, and the oversight by the Board of all significant activities, including risk management, the Compensation Committee does not believe that the Company’s compensation policies and practices would encourage any executive officer to take inappropriate or excessive risk.

Base Salary

The Company provides executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment. Base salaries are reviewed annually by the Compensation Committee, which reviewed the base salaries of the CEO and COO for 2014 and did not recommend any adjustments. The base salaries were considered to be appropriate for the level of experience and skills of each Named Executive Officer. The Compensation Committee reviewed the base salary of the CFO for 2014 and approved an increase based on expanded responsibility and comparable compensation levels in the mining industry.

Stock Options

The grant of stock options to purchase common shares of the Company, pursuant to the Company’s stock option plan is an integral component of executive officer compensation packages. The Company's stock option plan is administered by the Board of Directors, with option grants being recommended by the Compensation Committee to the Board. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Previous stock option grants are considered when reviewing executive officer compensation packages as a whole. No stock options were granted to officers or directors in 2014. A total of 1,100,000 stock options were exercised by officers and directors during 2014.

Restricted Share Units

In 2014, the Company adopted a Restricted Share Unit Plan (the “RSU Plan”) for the benefit of the Company’s employees, directors and consultants. The RSU Plan is intended to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of Shareholders.

The Board uses Restricted Share Units (‘‘RSUs’’) issued under the RSU Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

The RSU Plan is administered by the Compensation Committee of the Board or such other Committee of the Board as may be designated by the Board (the “Committee”). Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

No award of RSUs was made in 2014.

Other Incentives

The Company does not have a formal annual incentive bonus plan in place. Any award of a bonus to executive officers is entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee. In considering the payment of a discretionary bonus to executive officers, the Compensation Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate. As discussed above, there are no specific individual performance targets set ahead of time when determining additional payments such as bonuses.

In 2013, the Compensation Committee considered that the progress with regard to the on-going development of the Prairie Creek Project, including the achievement of a major milestone in obtaining all necessary permits and licences to complete construction and development of the Prairie Creek Mine, were such that the payments of year-end bonuses to each of the CEO, COO and CFO were appropriate. Payment of such bonuses was split into two equal halves with the first half paid in 2013 and the second half in 2014.

No additional incentive bonuses were awarded in 2014.

The Company's health benefit plan is available to all full-time employees. The benefit plan is designed to protect the health of all employees and their dependents, and to provide coverage in the event of disability or death.

Perquisites and personal benefits provided to executive officers reflect competitive practices and particular business needs. They are not considered a material component of the executive compensation program.

Summary Compensation Table

The following table sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years ended on December 31, 2014, 2013 and 2012 in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2014 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officer" or "NEOs").

Name And Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (3) ($)	Total Compensation ($)
					Annual incentive plans (2)	Long-term incentive plans (2)
John F. Kearney Chairman, President, CEO and Director (4)	2014 2013 2012	159,181 159,181 158,921	Nil Nil Nil	Nil Nil Nil	96,792 96,792 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	255,973 255,973 158,921
Alan B. Taylor COO, Vice President, Exploration, Director (4)	2014 2013 2012	268,981(5) 193,583 192,017	Nil Nil Nil	Nil Nil Nil	96,792 96,792 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	365,773 290,375 192,017
Trevor L. Cunningham CFO, Vice President, Finance	2014 2013 2012	175,000 142,800 142,567	Nil Nil Nil	Nil Nil 21,678	35,700 35,700 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	210,700 178,500 164,245
Michael Vande Guchte Vice President Exploration (Paragon)(6)	2014 2013 2012	175,000 175,000 47,153	Nil Nil Nil	Nil Nil 43,356	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	175,000 175,000 90,509
(1)
The value of option-based awards represents the grant date fair value of the stock options awarded. For fiscal 2012, the Company granted stock options on October 4, 2012, which were valued using the Black-Scholes valuation model with the following assumptions: (i) Dividend yield – 0%, (ii) Risk free interest rate – 1.2%, (iii) Expected option life – 2.6 years to 3.5 years and (iv) Expected volatility – 71.4% to 735.1%.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

(3)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.
(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.
(5)	Includes $75,398 in vacation pay in respect of unused vacation days accrued in previous years.
(6)	Michael Vande Guchte joined the Company on September 24, 2012.

Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John F. Kearney	1,300,000	0.45	May 12, 2015	Nil	Nil	Nil	Nil
Alan B. Taylor	1,000,000	0.45	May 12, 2015	Nil	Nil	Nil	Nil
Trevor L. Cunningham	300,000 100,000	0.71 0.46	January 27, 2016 October 3, 2017	Nil Nil	Nil	Nil	Nil
Michael Vande Guchte	23,800 200,000	0.81 0.46	July 4, 2016 October 3, 2017	Nil Nil	Nil	Nil	Nil
(1)
Calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year, which was $0.21, and the exercise or base price of the option.

Incentive plan awards – value vested or earned during the year ended December 31, 2014

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	Nil	N/A	Nil
Alan B. Taylor	Nil	N/A	Nil
Trevor L. Cunningham	Nil	N/A	Nil
Michael Vande Guchte	Nil	N/A	Nil
(1)
The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

Stock Option Plan

Under the 2012 Plan (described below), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the 2012 Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company and the appropriate number and percentage of options that should be awarded and held by each party granted options relative to the total number of shares issued and stock options granted.

At December 31, 2014, there were 5,693,800 stock options outstanding, representing approximately 2.61% of the Company's issued and outstanding common shares as of May 6, 2015, of which 4,460,000 were granted under the Company's 2004 stock option plan (the “2004 Plan”). At the Company's Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new stock option plan (the “2012 Plan“). The 2012 Plan is a fixed stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 4,460,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to the 2004 Plan. Stock options will only be granted under the 2012 Plan to the extent that the aggregate number of stock options outstanding, under the 2012 Plan and the 2004 Plan together, does not exceed 7,500,000.

The purpose of the Company’s equity compensation plans is to attract and motivate directors, officers and employees of and service providers to the Company (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The 2012 Plan authorizes the Board (or compensation committee) to grant stock options to the Optionees on the following terms:

•
Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.

•
The maximum number of shares that may be reserved for issue under the 2012 Plan is 7,500,000 common shares, representing approximately 3.44% of the Company's issued and outstanding shares as of May 6, 2015. In addition, options shall only be granted under the 2012 Plan to the extent that the aggregate number of shares reserved for issue under the 2012 Plan and the 2004 Plan does not exceed 7,500,000 common shares.

•
The total number of shares issuable to all insiders of the Company at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares.

•
The number of shares issued to insiders of the Company as a group, within any one year period, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares as at the end of such one year period.

•	The exercise price for stock options granted under the 2012 Plan must be not less than the closing market price on the day preceding the date of grant of the stock options.

•	Vesting of stock options will be at the discretion of the Board, or any committee authorized by the Board to administer the 2012 Plan.

•	The maximum term of stock options granted under the 2012 Plan will be ten years from the date of grant, subject to extension in the event of a management imposed black-out period.

•
Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

•
If an Optionee ceases to be eligible to receive options under the 2012 Plan as a result of termination for cause, any outstanding options held by such Optionee on the date of such termination shall be cancelled as of that date.

•
If an Optionee ceases to be eligible to receive options under the 2012 Plan for reasons other than termination for cause (or death), any outstanding options held by such Optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such stock option or three months after the Optionee ceases to be eligible to receive stock options. Notwithstanding the foregoing, the Board may, on a case by case basis, allow such stock options to remain in full force and effect until any time up to the original expiry time of such stock options, irrespective of whether such expiry time is more than three months after the Optionee ceases to be eligible to receive stock options.

•
Any outstanding stock options held by an Optionee at the time of his or her death shall remain exercisable by the person or persons to whom the rights of the Optionee's stock options are passed by the will of the Optionee or the laws of descent and distribution for a period ending on the earlier of the expiry date of such stock options or one year after the Optionee's death.

•
The Board may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the Toronto Stock Exchange (“TSX”) or any other regulatory body having authority over the Company or the 2012 Plan, suspend, terminate or discontinue the 2012 Plan at any time, or amend or revise the terms of the 2012 Plan or of any option granted under the 2012 Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the 2012 Plan;
(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;
(c)	change vesting provisions;
(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the 2012 Plan;
(e)	change termination provisions for an Optionee who is not an insider beyond the original expiry time;
(f)	reduce the exercise price of a stock option for an Optionee who is not an insider; and
(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any stock option previously granted to an Optionee under the 2012 Plan without the consent of that Optionee. Any other amendments to the 2012 Plan or stock options granted there under will be subject to the approval of the shareholders.

•
The 2012 Plan does not contain any provisions relating to the provision of financial assistance by the Company to Optionees to facilitate the purchase of common shares upon the exercise of stock options.

•	Stock options granted under the 2012 Plan are not assignable, but may be exercised by the personal representative of a deceased Optionee.

•
The 2012 Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of stock options in the event the Company proceeds with certain changes or transactions in which the Company’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the Optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the Optionee would have been entitled had the Optionee held the shares issuable under the stock option before such transaction, with certain exceptions.

Restricted Share Unit Plan

The Board uses RSUs issued under the RSU Plan, as well as options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment. The RSU Plan is a treasury based plan and Common Shares are reserved from treasury for issuance under the RSU Plan.

Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. Additional conditions may be imposed to any particular RSU award. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Deferred Share Unit Plan

The Deferred Share Unit Plan (the “DSU Plan”) is used for the benefit of the Company’s non-executive directors. The DSU Plan is intended to assist the Company in the recruitment and retention of qualified persons to serve on the Board and, through the proposed issuance by the Company of Common Shares under the DSU Plan, to promote better alignment of the interests of directors and the long-term interests of Shareholders.

The Board uses the Deferred Share Units (‘‘DSUs’’) issued under the DSU Plan, as well as options issued under the Stock Option Plan and RSUs issued under the RSU Plan, if any, as part of the Company’s overall director compensation plan. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors with those of the Shareholders by tying compensation to share price performance. The DSU Plan is a treasury-based plan and Common Shares are reserved from treasury for issuance under the DSU Plan.

The Board may award such number of DSUs to a non-executive director as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Common Share. All DSUs paid with respect to such awards will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”). The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director’s DSU Account. The Company and a director who receives such an award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Additionally, the DSU Plan provides that non-executive directors may elect to receive up to 50% of their annual compensation amount (the “Annual Base Compensation”) in DSUs. All DSUs paid with respect to Annual Base Compensation will be credited to the director’s DSU Account when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the volume-weighted average price of a Common Share on the TSX over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. Redemptions under the DSU Plan may be in Common Shares issued from treasury subject to the Shareholder approval being sought at this Meeting, may be purchased by the Company on the open market for delivery to the director, may be settled in cash or any combination of the foregoing, at the discretion of the Company. The Committee may impose additional conditions to any particular DSU award.

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2% of the issued and outstanding Common Shares from time to time. It is proposed that the maximum number of Common Shares which may be reserved, set aside and made available for issuance under the DSU Plan is a variable number equal to 2% of the issued and outstanding Common Shares of the Company as of the date of grant on a non-diluted basis.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Equity Compensation Plan Information

The following table sets out certain details as at December 31, 2014 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,370,000	$0.45	2,130,000 (1)
Equity compensation plans not approved by security holders (2)	323,800	$0.72	Nil
Total	5,693,800	$0.47	2,130,000
(1)
Subject to the restriction that stock options will only be granted under the 2012 Plan to the extent that the aggregate number of stocks options outstanding under the 2012 Plan and the 2004 Plan does not exceed 7,500,000.

(2)
Incentive stock options in the amount of 300,000 were granted outside of the Company’s stock option plan and in accordance with the policies of the TSX. Upon the Company’s acquisition of Paragon Minerals Corporation, incentive stock options were converted from options previously granted and 23,800 remain outstanding at December 31, 2014.

Pension Plan Benefits

The Company does not provide any form of group pension plan benefits to employees, officers or directors.

Termination and Change of Control Benefits

Except as otherwise disclosed herein, the Company has no compensatory plan or arrangement in respect of compensation received, or that may be received, by a Named Executive Officer in the Company's most recently completed or current financial year to compensate such NEO in the event of the termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in responsibilities of the NEO following a change in control.

The Company entered into an Employment Agreement dated effective January 1, 2010 with Mr. Alan Taylor, Chief Operating Officer, for his continuing services as an officer of the Company (the “Taylor Agreement”). Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board (a "Change of Control"). Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive, in addition to termination pay, a further amount equal to twenty-four months of his then current annual salary.

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2014, is termination without cause - $290,374; termination without cause or resignation following a change of control - $677,540.

The Company entered into an Employment Agreement effective January 17, 2011 with Mr. Trevor Cunningham, CFO, for his continuing services as an officer of the Company (the “Cunningham Agreement”). Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities amounting to constructive dismissal following a Change of Control. If Mr. Cunningham’s employment is terminated without cause on or after January 17, 2012 and prior to January 17, 2015, Mr. Cunningham is entitled to receive six months' termination pay at his then current annual salary. If his employment is terminated without cause on or after January 17, 2015, Mr. Cunningham is entitled to receive twelve months' termination pay at his then current annual salary. In the event of a Change of Control and subsequent termination or constructive dismissal within 12 months of the Change of Control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months' termination pay at his then current annual salary.

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2014, is termination without cause - $87,500; termination without cause following a change of control - $175,000.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2014.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins	30,500	N/A	Nil	Nil	N/A	Nil	30,500
John A. MacPherson	27,500	N/A	Nil	Nil	N/A	Nil	27,500
Dave Nickerson	28,500	N/A	Nil	Nil	N/A	Nil	28,500
(1)	The value of option-based awards represents the grant date fair value of the stock options awarded.

The Company pays each director, other than directors that are also Named Executive Officers, an annual fee of $20,000, (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended. The Chair of the Audit Committee and Compensation Committee (providing the Chair is not also an executive officer of the Company) receives an additional $500 per meeting attended. An aggregate of $86,500 was paid to directors for their services as directors during 2014.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board, and will be compensated on a basis to be determined at the time.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Brian A. Atkins	300,000	0.45	May 12, 2015	Nil	Nil	Nil	Nil
John A. MacPherson	500,000	0.45	May 12, 2015	Nil	Nil	Nil	Nil
Dave Nickerson	400,000	0.45	May 12, 2015	Nil	Nil	Nil	Nil
(1)
Calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year, which was $0.21, and the exercise or base price of the option.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2014.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins	Nil	N/A	Nil
John A. MacPherson	Nil	N/A	Nil
Dave Nickerson	Nil	N/A	Nil
(1)
The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

The Company has no plans pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

In 2014, the Company adopted a Deferred Share Unit Plan for the benefit of the Company’s, directors. The DSU Plan is intended to assist the Company in the recruitment and retention of qualified, directors by providing a means to compensate directors and through the proposed issuance by the Company of Common Shares under the DSU Plan, to better align the interests of directors with the long-term interests of Shareholders.

Directors are eligible to participate in the 2012 Plan and the DSU Plan. During the financial year ended December 31, 2014, no stock options or DSUs were granted to the directors of the Company.

C. Board Practices

Directors’ and Officers’ Liability Insurance

Section 21 of the Articles of the Company provides for mandatory indemnification of directors and former directors against all costs, charges and expenses in respect of any proceeding to which they are made a party by reason of being a director or officer of the Company, subject any limitations contained in the Articles and in the Business Corporations Act (British Columbia).

The Company maintains insurance for the benefit of the Company’s directors and officers against liability incurred by them in their capacity as directors and officers. The policy provides coverage in respect of a maximum total liability of $5 million, subject to a deductible of $25,000 per event. The premium for 2014 was $22,000 and in 2015 is $22,000. The policy contains standard industry exclusions and no claims have been made to date.

Independence of Members of Board

The Board currently consists of five directors. Three of the directors, Brian Atkins, Dave Nickerson and John MacPherson, being a majority, are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board or a committee of the Board.

The Chairman of the Board, John F. Kearney, is not independent in that he is also President and Chief Executive Officer of the Company. Alan B. Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company.

The Chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees, and the Chairman of the Board does not sit on either committee. Three of the five Board members of the Company are independent and this is considered sufficient at the current time to enable the Board to carry out its duties and responsibilities. The Company does not have an appointed lead director.

Management Supervision by the Board

The Chief Executive Officer and Chief Operating Officer report upon the operations of the Company directly to the Board on a regular basis. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed of independent directors who meet with the Company’s auditors, and without management in attendance if considered necessary or desirable. The independent directors have regular and full access to management and are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer
John F. Kearney	Anglesey Mining Plc Avnel Gold Mining Limited Conquest Resources Limited Labrador Iron Mines Holdings Limited Minco Plc. Xtierra Inc.
Dave Nickerson	Tyhee Gold Corp.

Participation of Directors in Board Meetings

In the year ended December 31, 2014, nine Board meetings were held. In addition, there were four meetings of the Audit Committee, two of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Brian A. Atkins	9 of 9	6 of 6
John F. Kearney	9 of 9	N/A
John A. MacPherson	9 of 9	6 of 6
Dave Nickerson	9 of 9	7 of 7
Alan B. Taylor	9 of 9	1 of 1

Board Mandate

The Board does not have a written mandate. The mandate of the Board is to supervise the management of the business and affairs of the Company. As part of its overall stewardship, the Board assumes responsibility for strategic planning, identification of the principal risks associated with the Company’s business and ensuring appropriate management of these risks and making all senior officer appointments, including responsibility for evaluating performance, management development and succession planning.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the chairs of each of the Board Committees. The Board is of the view that the role and responsibilities of the Chairman of the Board and of the Chairs of the respective Committees are sufficiently specific that no separate written position descriptions are necessary or advisable.

The Company does not have a written employment contract, or a written position description, in place with its President and Chief Executive Officer. The Chief Executive Officer is responsible for the day to day operations of the Company and reports directly to the Board on a regular basis. The Board responds to, and if it considers appropriate, approves with such revisions as it may require, recommendations which have been brought forward by the Chief Executive Officer. In addition to those matters which by law must be approved by the Board, all significant activities and actions proposed to be taken by the Company including in particular capital budgets, financing, property acquisitions or dispositions, senior appointments and compensation are subject to approval by the Board.

Orientation and Continuing Education

The Company does not have a formal orientation or education program for directors. New Board members are provided with information respecting the functioning of the Board and its Committees. In addition, directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company. Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and technical consultants of the Company, and visit the Company’s offices on a regular basis. Board members have access to legal counsel to the Company in the event of any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Company’s records and general industry information and material of interest is circulated to directors on a regular basis.

Ethical Business Conduct

The Board assumes responsibility for the Company’s approach to corporate governance matters. The Board views good corporate governance and ethical business conduct as an integral and essential component to the supervision and management of the Company and to meet responsibilities to shareholders, employees and other stakeholders.

The Board has adopted a written Code of Ethics for directors, officers and employees – a copy of this Code can be found on the Company’s website at www.canadianzinc.com. The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not an exhaustive list): honest and ethical conduct; avoidance of conflicts of interest, whether actual or potential; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

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

Directors are expected to adhere to all corporate law requirements in respect of any transaction or agreement in which they may have a material interest. It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. Where appropriate, any director having a material conflict of interest will be expected to withdraw from the meeting and not participate in the meeting where such matter is being considered, so that the remaining directors may properly exercise independent judgment.

Nomination of Directors

The Board has not appointed an independent Nominating Committee. Nominations, if and when they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation, by the Board of Directors as a whole.

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2014, the Compensation Committee of the Board consisted of Brian Atkins, John MacPherson and Dave Nickerson (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

Pursuant to its Charter, the Compensation Committee has, among others, the following responsibilities:

•	Review and make recommendations to the Board regarding the Company’s compensation plans, including with respect to incentive-compensation plans and equity-based plans, policies and programs.

•	Review the level and form of the directors’ compensation and recommend changes to the Board for consideration and approval.

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

The Compensation Committee makes recommendations to the Board with respect to the compensation of the President and CEO. The Compensation Committee meets as requested by the Board or the CEO, or as considered desirable by the Compensation Committee. The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.

Other Committees

In addition to the Audit Committee and the Compensation Committee, the Board also has a Health & Safety Committee comprised of Board members Alan Taylor and Dave Nickerson and also the Prairie Creek Site Managers. The function of the Health & Safety Committee is to review the Company’s Health & Safety Policies, practices and programs, to oversee and regularly evaluate the Company’s health and safety performance and to monitor and advise the Board on current and anticipated future best practices and regulatory issues relating to health and safety.

Assessment

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

Audit Committee Charter

The Audit Committee has adopted a Charter, the text of which is set out below:

“Charter of the Audit Committee of the Board of Directors”

I.           MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Canadian Zinc Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s mandate and responsibilities are to:

•	recommend to the Board the external auditors to be nominated and the compensation of such auditor;
•
oversee and monitor the work and performance of the Corporation's external auditors, including meeting with the external auditors and reviewing and recommending all renewals or replacements of the external auditors and their remuneration;

•	pre-approve all non-audit services to be provided to the Corporation by the external auditors;
•	review the financial statements and management's discussion and analysis (MD&A) and annual and interim financial results press releases of the Corporation;
•	oversees the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
•	provide oversight to any related party transactions entered into by the Corporation.

II.           AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties;
•	set and pay the compensation for advisors employed by the Audit Committee; and
•	communicate directly with the external auditors.

III.           COMPOSITION AND MEETINGS

•	The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including those of all applicable securities regulatory authorities.
•
The Committee shall be composed of three directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair. A minimum of two members of the Committee present either in person or by telephone shall constitute a quorum.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

•	Each member of the Committee shall be “independent” and shall be “financially literate” (as each such term is defined in Multilateral Instrument 52-110)
•	The Committee shall meet at least quarterly, as circumstances dictate or as may be required by applicable legal or listing requirements.
•
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

IV.           RESPONSIBILITIES

•
The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable International Financial Reporting Standards and report thereon to the Board and recommend to the Board whether or not same should be approved, prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements.

•	The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.
•
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and annual and interim earnings press releases before the Corporation publicly discloses this information.

•
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, before the Corporation publicly discloses this information.

•	The Committee shall meet no less frequently than annually with the external auditors to review accounting practices, internal controls and such other matters as the Committee deems appropriate.
•
The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

•	The Committee shall provide oversight to any related party transactions entered into by the Corporation.
•
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

•	The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

•	The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

Composition of Audit Committee

The Audit Committee, as of the date of this Annual Report, is composed of Brian Atkins, Dave Nickerson and John MacPherson. The Company considers each member of the Audit Committee to be financially literate and independent for the purposes of National Instrument 52-110 (“NI 52-110”).

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

Brian A. Atkins, CA graduated from the University of British Columbia with a Bachelor of Commerce and obtained his Chartered Accountant designation from the British Columbia Institute of Chartered Accountants. Mr. Atkins joined KPMG LLP, Chartered Accountants, in 1969 and was admitted as a partner in 1978. As a KPMG partner, Mr. Atkins provided audit, accounting and advisory services to a number of public and private companies continually throughout the period until his retirement from KPMG in September 2005. Mr. Atkins is currently a director of BlueShore Financial, currently a member of the Institute of Corporate Directors and was until December 2009 a Member of the Independent Review Committee of Inhance Investment Management Inc. He has a thorough understanding of accounting standards used by the Company in preparing its annual and quarterly financial statements. He has a thorough understanding of internal controls over financial reporting.

Dave Nickerson B.Sc., M.Sc., Mr. Nickerson holds a Bachelors degree in Mining Engineering from the University of Birmingham and a Masters degree in Mineral Exploration from Laurentian University and has taken Post-Graduate Courses in Mineral Development and in Legislation Strategy at McGill University, Montreal. He is a Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories. He was elected as Member of Parliament for three terms 1979 to 1988, during part of which time he served as a member of the House Standing Committee on Public Accounts, and as a Member of the Legislative Assembly of the Northwest Territories 1975 to 1979. He served as the Chairman of the Northwest Territories Water Board from 1988 to 1994. He has served as a director of public companies for a period in excess of five years. He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. He has experience evaluating financial statements with accounting issues comparable to the financial statements and issues that can reasonably be expected to be raised by the Company’s financial statements. He has an understanding of internal controls and procedures for financial reporting.

John MacPherson has served on the Boards of many public companies as chairman, president or director for over 40 years. Having worked in the investment industry he was licenced to sell securities which required him to understand and evaluate complex financial reports. He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year (January 1, 2014) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the Audit Committee is informed of each particular service. All of the engagements and fees for fiscal 2014 and 2013 were approved by the Audit Committee. The Audit Committee reviews with the auditors whether non-audit services to be provided, if any, are compatible with maintaining the auditor’s independence.

D. Employees

As of December 31, 2014, the Company had 23 employees. Ten employees are based in the Company’s corporate offices, two in Ontario, Canada and eight in British Columbia, Canada. Thirteen employees are based in Northwest Territories, Canada on field assignments. In addition, the Company utilizes the services of contractors to assist in certain tasks and projects. There has been no significant change in the number of employees over the last three years and the Company’s employees are not members of a labour union.

E. Share Ownership

The following table sets forth the shareholdings, to the best of Management’s knowledge, owned beneficially, directly or indirectly, by the Company’s directors and officers as of April 30, 2015. There were 218,047,709 common shares issued and outstanding as of April 30, 2015.

Name	Common Shares beneficially owned, controlled or directed, directly or indirectly	Percentage of Outstanding Common Shares (%)
Brian A. Atkins	200,000	0.09
John F. Kearney	3,500,909	1.61
John A. MacPherson	68,500	0.03
Dave Nickerson	130,000	0.06
Alan B. Taylor	124,000	0.06
Trevor L. Cunningham	15,000	0.01
See “Item 6.B. – Compensation” for table setting out the stock options currently outstanding to our directors and officers and for information regarding equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the Company’s knowledge the following table sets forth information regarding the share ownership of the Company as of April 30, 2015 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares.

Name of Owner	Number of Common Shares	Percentage
Zhongrun International Mining Co. Ltd.	15,000,000	6.9%

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

Outstanding Share Data

As at March 31, 2015, the Company has 218,047,709 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 5,693,800 and 16,908,360 common shares respectively.

As of March 31, 2015, there were 89 shareholders of record of the Company’s common shares in the United States, holding 1.14% of the outstanding common shares of the Company.

B. Related Party Transactions

For the year ended December 31, 2014, the Company incurred rent expense in the amount of $24,000 with a corporation in which the Chairman of the Company is also a director, versus $24,000 for the comparative year. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2014, $2,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2013 - $2,000).

Other than as noted above, there were no material transactions in the fiscal year ended December 31, 2014, or proposed material transactions between the Company or any of its subsidiaries and:

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
(e)           enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, other than rent expense as set out in Note 18 to the Financial Statements for the year ended December 31, 2014.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and audit report of the Company’s independent auditor are filed as part of this Form 20-F under Item 18.

Legal or Arbitration Proceedings

The Company currently is not a party to any material legal or arbitration proceeding.

The Company is not aware of any material proceeding in which any director, member of senior management or affiliate of the Company is either a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Dividend Policy

The Company has not paid any dividend or made any other distribution in respect of its outstanding common shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its common shares in the foreseeable future.

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2014, other than as discussed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “CZN”. The Company’s common shares also trade on the OTCQB in the United States under the symbol “CZICF”.

Trading on the TSX

The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2014.

Year Ended	High CDN$	Low CDN$
December 31, 2014	0.54	0.18
December 31, 2013	0.73	0.37
December 31, 2012	0.78	0.35
December 31, 2011	1.34	0.52
December 31, 2010	0.78	0.31

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2014 and the quarter ended March 31, 2015.

Quarter Ended	High CDN$	Low CDN$
March 31, 2015	0.24	0.19
December 31, 2014	0.25	0.18
September 30, 2014	0.39	0.27
June 30, 2014	0.42	0.29
March 31, 2014	0.54	0.41
December 31, 2013	0.55	0.39
September 30, 2013	0.70	0.46
June 30, 2013	0.51	0.37
March 31, 2013	0.73	0.41

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
March 31, 2015	0.23	0.20
February 28, 2015	0.24	0.22
January 31, 2015	0.22	0.20
December 31, 2014	0.24	0.18
November 30, 2014	0.25	0.21
October 31, 2014	0.25	0.19

Trading on the OTCQB

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for the last five fiscal years ended December 31, 2014.

Year Ended	High U.S.$	Low U.S.$
December 31, 2014	0.48	0.15
December 31, 2013	0.73	0.36
December 31, 2012	0.80	0.34
December 31, 2011	1.38	0.52
December 31, 2010	0.78	0.31

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for each quarterly period in the two most recent fiscal years ended December 31, 2014 and the quarter ended March 31, 2015.

Quarter Ended	High U.S.$	Low U.S.$
March 31, 2015	0.20	0.15
December 31, 2014	0.23	0.15
September 30, 2014	0.35	0.22
June 30, 2014	0.39	0.28
March 31, 2014	0.48	0.37
December 31, 2013	0.53	0.37
September 30, 2013	0.68	0.44
June 30, 2013	0.49	0.36
March 31, 2013	0.73	0.41

The following table sets forth the high and low sales prices on the OTCQB for the common shares of the Company for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
March 31, 2015	0.19	0.16
February 28, 2015	0.20	0.17
January 31, 2015	0.19	0.16
December 31, 2014	0.21	0.15
November 30, 2014	0.22	0.19
October 31, 2014	0.23	0.18

B. Plan of Distribution

Not applicable.

C. Markets

The Company's common shares trade on the TSX, under the trading symbol "CZN".

The Company's common shares are quoted in the United States on the OTCQB under the symbol “CZICF”.

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

Except as provided in the Investment Canada Act (“Investment Act”), there are no provisions under the laws of Canada, the Province of British Columbia or in the Articles of the Company restricting the right of foreigners to hold or vote the common shares of the Company. The Investment Act provides for a review in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a “NAFTA investor” as defined in the Investment Act), as described below. The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, corporation, partnership, trust or joint venture that is non-Canadian unless the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.

In the case of the direct acquisition of control of a Canadian business, the threshold for review is $600 million in enterprise value for investments by:  (1) WTO investors that are not state-owned enterprises; and (2) non-WTO investors that are not state-owned enterprises where the Canadian business that is the subject of the investment is, immediately prior to the implementation of the investment, "controlled by a WTO investor".  A WTO investor is a member of the World Trade Organization, current members of which include the European Union, Australia, Japan, Mexico, and the United States.  The review threshold of $600 million applies starting in 2015 and increases in subsequent years in accordance with the provisions of the Investment Act.

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

E. Taxation

Certain Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada United States Income Tax Convention, 1980, as amended (the “Canada-U.S. Tax Convention”), is resident in the United States, beneficially holds the common shares as capital property and does not use or hold the common shares in the course of carrying on a business in Canada (a “U.S. Holder”). The common shares will generally be considered to be capital property unless the U.S. Holder holds the common shares in the course of carrying on a business, or acquires the common shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency and the current provisions of the Canada-U.S. Tax Convention. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign (including without limitation, any United States) tax considerations.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders are urged to consult with their own tax advisors about the specific tax consequences of acquiring, holding and disposing of common shares.

Dividends:

A U.S. Holder will be liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend paid. However, the Canada-U.S. Tax Convention will reduce that withholding tax rate, provided the U.S. Holder is eligible for benefits under the Canada-U.S. Tax Convention. Where applicable, the general rate of withholding tax under the Canada-U.S. Tax Convention will be 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company, the rate of withholding tax will be reduced to 5%. The Company will be required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit that tax to the Receiver General for Canada on account of the U. S. Holder. Not all persons who are residents of the United States will qualify for benefits under the Canada-U.S. Tax Convention. U.S. Holders are advised to consult their own tax advisors in this regard.

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

Disposition of Common Shares and Capital Gains:

A U.S. Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act. Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSX) at the time of disposition, the common shares will generally not constitute “taxable Canadian property” to a U.S. Holder unless, at any time during the 60-month period immediately preceding the disposition (i) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at “arm’s length” for the purposes of the Tax Act, owned 25% or more of the issued shares of any class of shares of the Company and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or a combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (as such terms are defined in the Tax Act), or options or interests in respect of any such properties.

Provided the common shares are listed at the time of disposition on the TSX or other “recognized stock exchange” (which includes the TSX) for purposes of the Tax Act, a U.S. Holder who disposes of common shares will not be required to satisfy the obligations imposed under Section 116 of the Tax Act and, as such, the purchaser of such shares will not be required to withhold any amount on the purchase price paid and the US Holder will not have to apply to obtain a certificate of compliance related to the disposition of the common shares.

U.S. Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Consequences:

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada United States Income Tax Convention, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of common shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are “regularly traded” as described in the preceding sentence, the common shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

 Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES

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

100 F Street, N.W. Room 1580
Washington, DC  20549

Copies of these materials can also be obtained by mail at prescribed rates. You may also call the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I. Subsidiary Information

See Item 4.C for information regarding the Company’s subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Financial Instruments

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

Categories of financial instruments

		December 31, 2014	December 31, 2013
Cash and cash equivalents	FVTPL	$8,792	$8,376
Short-term investments	FVTPL	5,023	2,005
Marketable securities	FVTPL	450	1,328
Other receivables	Loans and receivables	368	324
Other long-term assets	FVTPL	525	739
Accounts payable	Other financial liabilities	(1,303)	(917)
Accrued and other liabilities	Other financial liabilities	(837)	(707)

All financial instruments above, except marketable securities which is classified under the Level 3 fair value hierarchy; other financial liabilities; and loans and receivables, are classified under the Level 1 fair value hierarchy.

Level 3 Fair Value: Marketable Securities

As set out in note 6 of the Company’s Audited Consolidated Financial Statements for the years ending December 31, 2014 and 2013, the Company holds 12,573,380 shares in VGM. As of June 30, 2014, VGM de-listed from the AIM. The investment is classified as at December 31, 2014 at a level 3 hierarchy (2013 - level 1 hierarchy) as a result of de-listing.

The valuation is based on comparable companies’ share price performance. A decrease or increase in the average share price of 5% would result in a decrease or increase in the value of VGM of $22,500.

Interest rate risk

Included in the loss for the year ended December 31, 2014, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower or higher than net income or loss would have been approximately $112,000 higher or lower. The Company does not have any debt obligations which expose it to interest rate risk.

Foreign currency risk

The Company holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2014, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would be $2,000 higher or lower.

Credit risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at December 31, 2014 is $14,790,000 (December 31, 2013 - $12,448,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At December 31, 2014, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at December 31, 2014, the Company had positive working capital of $12,353,000 (December 31, 2013 - $10,617,000). Given positive working capital, the Company believes it will be able to meet its current obligations. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2014, and have concluded that such disclosure controls and procedures were operating effectively at that date.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Report on Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is dealt with by management identified compensating controls such as Board oversight or senior management review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework). Based on this evaluation, as at December 31, 2014, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to consolidated financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The registered public accounting firm that audited the financial statements included in this Annual Report has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

C. Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, has been audited by the Company’s independent registered public accounting firm, Ernst & Young LLP. Ernst & Young LLP has expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2014, and their report is included with the Company’s consolidated financial statements. Ernst & Young LLP has also audited the Company’s consolidated financial statements for the year ended December 31, 2014, and has expressed an unqualified opinion thereon.

D. Changes in Internal Control Over Financial Reporting

Based upon their evaluation of the Company’s internal control over financial reporting, the Company’s CEO and CFO have concluded that, there were no significant changes in the Company’s internal control over financial reporting or in other factors during the company’s last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that at least one member of the Company’s Audit Committee, Brian Atkins, an independent director of the Company pursuant to the criteria set out in the NYSE MKT Company Guide, possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 16A of Form 20-F. In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B. CODE OF ETHICS

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

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2014.

ITEM 16C. PRINCIPAL ACCOUNTANT AND FEES AND SERVICES

The aggregate amounts billed by auditors for the two fiscal years ended December 31, 2014 and 2013 for audit fees, audit related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2014 (4)	Year Ended December 31, 2013
Audit Fees (1)	$140,000	$130,000
Audit-Related Fees (2)	50,000	30,000
Tax Fees (3)	-	30,000
All Other Fees	-	58,000
Total	$190,000	$248,000
(1) “Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
(2) “Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3) “Tax Fees” represent fees for tax compliance, tax advice and planning.
(4) Fees for the year ended December 31, 2014, are based, in part, upon estimates received by Canadian Zinc as final invoices are yet to be rendered as of the date of this Annual Report.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANTS’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19. EXHIBITS

Financial Statements

F-1           [Audit Report]

F-2           [Financial Statements]

Exhibit Number	Description of Document
1.1	Notice of Articles (of Incorporation) (1)
1.2	Articles (Bylaws) (2)
4.1	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan. (3)
4.2	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan. (4)
4.3	Employment Agreement between the Company and Alan Taylor dated January 1, 2010. (5)
4.4	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011. (6)
4.5	2012 Fixed Stock Option Plan.
4.6	Deferred Share Unit Plan.
4.7	Restricted Share Unit Plan.
4.8	Warrant Indenture dated as July 31, 2014.
4.9	Base Metal and Precious Metal Net Smelter Returns Royalties Agreement dated May 31, 2013.
4.10	Arrangement Agreement among the Company, Messina Minerals Inc. and 0980829 B.C. Ltd. Dated as of October 21, 2013.
4.11	Underwriting Agreement dated July 15, 2014.
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.
(1)	Previously filed as exhibit 1.A to the Company’s 20-F annual report filed on July 26, 2005.
(2)	Previously filed as exhibit 1.B to the Company’s 20-F annual report filed on July 26, 2005.
(3)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 11, 2008.
(4)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on May 27, 2009.
(5)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on May 13, 2010.
(6)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on May 2, 2011.

Annual Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Expressed in thousands of Canadian dollars, unless otherwise stated)

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Zinc Corporation
We have audited the accompanying consolidated financial statements of Canadian Zinc Corporation, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Zinc Corporation as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canadian Zinc Corporation's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2015 expressed an unqualified opinion on Canadian Zinc Corporation’s internal control over financial reporting.
Vancouver, Canada	/s/ Ernst & Young LLP
March 31, 2015	Chartered Accountants

Independent Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Canadian Zinc Corporation

We have audited Canadian Zinc Corporation’s [the “Company”] internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2014, 2013 and 2012 of the Company and our report dated March 31, 2015 expressed an unqualified opinion thereon.
Vancouver, Canada	/s/ Ernst & Young LLP
March 31, 2015	Chartered Accountants

CANADIAN ZINC CORPORATION
Consolidated Statement of Financial Position
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Balance Sheet
	December 31, 2014	December 31, 2013

ASSETS
Current
Cash and cash equivalents (Note 4)	$8,792	$8,376
Short-term investments (Note 5)	5,023	2,005
Marketable securities (Note 6)	450	1,328
Other receivables and prepaid expenses	699	532

Total Current Assets	14,964	12,241

Other long-term assets (Note 7)	525	739
Property, plant and equipment (Note 8)	782	860
Exploration and evaluation assets (Note 9)	5,628	5,432

Total Assets	$21,899	$19,272

LIABILITIES
Current
Accounts payable	$1,303	$917
Accrued and other liabilities	837	707
Flow-through share premium (Note 11 and 14)	471	-

Total Current Liabilities	2,611	1,624

Decommissioning liability (Note 10)	2,243	1,963

Total Liabilities	4,854	3,587

SHAREHOLDERS' EQUITY
Share capital (Note 11)	104,028	91,823
Reserves (Note 12)	14,270	12,681
Deficit	(101,253)	(88,819)

Total Shareholders’ Equity	17,045	15,685

Total Liabilities and Shareholders’ Equity	$21,899	$19,272
Commitments (Note 20)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CPA, CA”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION
Consolidated Statement of Comprehensive Loss
(Expressed in thousands of Canadian dollars, except for share information)

Income Statement
		Year ended December 31,
	2014	2013	2012

Income
Investment income	$169	$106	$164

Expenses
Depreciation	8	8	16
Exploration and evaluation (Note 13)	9,996	6,089	9,125
Listing and regulatory	58	65	67
Management and directors	850	1,278	673
Office and general	604	569	586
Professional	298	374	329
Project evaluation	-	15	34
Shareholder and investor communications	416	440	542
Share-based compensation (Note 12 (a))	23	120	107
	12,253	8,958	11,479

Other income (expenses)
Loss on marketable securities (Note 6)	(878)	(3,626)	(8,804)
Gain on sale of NSR (Note 9)	-	5,439	-
Finance costs (Note 10)	(60)	(49)	(46)
Gain on changes to decommissioning liability (Note 10)	-	177	-
Tax deduction recovery (Note 14)	588	-	295
	(350)	1,941	(8,555)

Net loss for the year	(12,434)	(6,911)	(19,870)

Other comprehensive income (loss)	-	-	-

Comprehensive loss for the year	$(12,434)	$(6,911)	$(19,870)

Net loss per share - basic and diluted	$(0.06)	$(0.04)	$(0.13)
Weighted average number of shares outstanding

Basic and diluted	192,465,968	166,539,368	157,936,692

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Cash Flows
		Year ended December 31,
	2014	2013	2012

Operating Activities
Net loss for the year	$(12,434)	$(6,911)	$(19,870)
Adjustment for items not involving cash:
Accretion and depreciation	154	173	216
Loss on marketable securities (Note 6)	878	3,626	8,804
Share-based compensation	23	120	107
Gain on sale of NSR (Note 9)	-	(5,439)	-
Gain on changes to decommissioning liability (Note 10)	-	(177)	-
Tax deduction recovery (Note 14)	(588)	-	(295)
Change in non-cash working capital items:			-
Other receivables and prepaid expenses	24	(154)	(233)
Accounts payable and accrued liabilities	540	(128)	743
	(11,403)	(8,890)	(10,528)

Financing Activities
Capital stock issued	15,751	4,005	9,119
Issuance costs	(1,278)	(304)	(883)
Proceeds on exercise of options or warrants	357	46	2
	14,830	3,747	8,238

Investing Activities
Short-term investments (Note 5)	(2,995)	3,453	(51)
Marketable securities (Note 6)	-	-	14
Property, plant and equipment (Note 8)	(16)	(13)	(183)
Sale of NSR (Note 9)	-	10,271	-
Exploration and evaluation assets (Note 9)	-	(416)	(411)
Government grants (Note 15)	-	-	170
	(3,011)	13,295	(461)

Net change in cash and cash equivalents	$416	$8,152	$(2,751)

Cash and cash equivalents, beginning of year	$8,376	$224	$2,975

Net change in cash and cash equivalents	416	8,152	(2,751)

Cash and cash equivalents, end of year	$8,792	$8,376	$224

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars, except for share information)

Shareholders’ Equity
		Common shares
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2011	143,109,112	$77,052	$10,750	$(62,038)	$25,764
Issue of shares at $0.67 per share	13,610,000	9,119	-	-	9,119
Share issuance costs	-	(761)	-	-	(761)
Share purchase warrants	-	(1,560)	1,560	-	-
Paragon Minerals Acquisition	7,299,019	3,394	-	-	3,394
Options and warrants converted upon Paragon acquisition	-	-	53	-	53
Exploration and evaluation asset acquisition (Note 11)	9,520	4	-	-	4
Exercise of warrants at $0.40 per share	4,130	2	-	-	2
Share-based compensation	-	-	107	-	107
Net loss for the year	-	-	-	(19,870)	(19,870)
Balance, December 31, 2012	164,031,781	$87,250	$12,470	$(81,908)	$17,812
Issue of shares at $0.62 per share	6,460,000	4,005	-	-	4,005
Share issuance costs	-	(304)	-	-	(304)
Share purchase warrants	-	(92)	92	-	-
Exercise of options at $0.23 per share	200,000	66	(20)	-	46
Messina Minerals Acquisition (Note 3)	2,132,714	896	-	-	896
Options and warrants converted upon Messina acquisition	-	-	19	-	19
Exploration and evaluation asset acquisition (Note 11)	4,080	2	-	-	2
Share-based compensation	-	-	120	-	120
Net loss for the year	-	-	-	(6,911)	(6,911)
Balance, December 31, 2013	172,828,575	91,823	12,681	(88,819)	15,685
Issue of shares at $0.35 per share	28,572,000	10,000	-	-	10,000
Issue of shares at $0.38 per share	15,134,000	4,692	-	-	4,692
Share issuance costs	-	(1,278)	-	-	(1,278)
Share purchase warrants	-	(1,723)	1,723	-	-
Exercise of options between $0.23 and $0.30 per share	1,513,134	514	(157)	-	357
Share-based compensation	-	-	23	-	23
Net loss for the year	-	-	-	(12,434)	(12,434)
Balance, December 31, 2014	218,047,709	$104,028	$14,270	$(101,253)	$17,045

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1. Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating for the ensuing twelve months. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the consolidated financial statements.

2. Significant Accounting Policies

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on March 30, 2015.

(b)	Basis of Preparation and Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These audited consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on December 31, 2014. The accounting policies chosen by the Company have been applied consistently to all periods presented.

These consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2. Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

i.
Company acquisitions: Identifying a purchase transaction as being a business combination or an asset purchase requires judgment regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances.

ii.
Exploration and evaluation: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

The valuation of the gain of $5,439,000 on the sale of net smelter returns royalty is subject to several judgments and estimates, in particular the valuation of the option to repurchase the net smelter returns royalty. Taking into consideration current market conditions the Company has recorded a value of $nil to this repurchase option (see Note 9).

iii.
Decommissioning liability: Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Recording a provision for security deposits is subject to significant judgment as to the amount and timing of the required posting of security (see Note 10).

iv.
Marketable securities: The Company measures the fair value of marketable securities not listed on a public stock exchange as a level 3 input under the fair value hierarchy using unobservable inputs for the asset including, but not limited to, risk and the performance of gold commodities and similar gold producing companies. The fair value measurement objective is to value an exit price at the measurement date from the perspective of a market participant that holds the asset and involves significant judgment. There is no assurance that the fair value assigned will be realized at any future date.

v.
Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 12.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2. Significant Accounting Policies (continued)

(d)	Financial Assets

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities, and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(e)	Impairment of Non-Financial Assets

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2. Significant Accounting Policies (continued)

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

(g)	Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased.

(h)	Marketable Securities

Marketable securities are recorded at their fair market value on the date of acquisition and are classified as FVTPL. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the market bid price and the Bank of Canada quoted exchange rate if applicable) with the resulting unrealized gains or losses included in comprehensive income or loss for the period. Transaction costs relating to the purchase of marketable securities are expensed directly to comprehensive income or loss.

(i)	Foreign Currency Transactions

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which the Company operates. Foreign currency transactions are translated at the rate in effect when the transactions occur. Monetary assets and liabilities denominated in a foreign currency (if any) are translated at the rate in effect at the reporting period date.

(j)	Property, Plant and Equipment (“PPE”)

PPE is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided on a declining-balance basis, less the estimated residual value, at the following annual rates:

Mining equipment	30%
Office equipment	20%

Buildings and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on buildings and leasehold improvements are provided on a straight-line basis over the life of the asset.

Amortization of the Prairie Creek plant and mill will be based on the unit-of-production method based upon estimated proven and probable reserves.

(k)	Exploration and Evaluation Assets

Exploration and evaluation assets include acquired mineral use rights for mineral property held by the Company. The amount of consideration paid (in cash or share value) for mineral use rights is capitalized. The amounts shown for exploration and evaluation assets represent costs of acquisition incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the exploration and evaluation assets are abandoned or sold. Included in the cost of exploration and evaluation assets is the cost of the estimated decommissioning liability. The Company has classified exploration and evaluation assets as intangible in nature. Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves. The Company recognizes, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding asset.

Ownership in exploration and evaluation assets involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks. Many of these risks are outside the Company’s control. The ultimate recoverability of the amounts capitalized for the exploration and evaluation assets is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in exploration and evaluation assets have been based on current and expected conditions. However, it is possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of exploration and evaluation assets carrying values.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2. Significant Accounting Policies (continued)

(l)	Financial Liabilities

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

(m)	Decommissioning, Restoration and Similar Liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit-of-production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

(n)	Flow-Through Shares

Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to exploration and evaluation expenditures may be claimed by investors instead of the entity. The issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the consolidated statement of financial position to recognize the obligation to incur and renounce eligible resource exploration and evaluation expenditures. The tax deduction is measured as the difference between the current market price of the Company’s common shares and the issue price of the flow-through share. Upon incurring and renouncing eligible resource exploration and evaluation expenditures, the Company recognizes the sale of tax deductions as a tax deduction recovery on the consolidated statement of comprehensive income or loss and reduces the liability for flow-through shares premium.

(o)	Investment Income

Investment income on cash and cash equivalents and short-term investments is recognized as it is earned.

(p)	Exploration and Evaluation Costs

Exploration and evaluation costs, other than those described in Note 2(k), are expensed as incurred until such time as mineral reserves are proven or probable; permits to operate the mineral resource property are received; and financing to complete development has been obtained. Following these three events and approval of the Board of Directors to commence mining development and operations, exploration and evaluation expenditures are capitalized as deferred development expenditures included within exploration and evaluation assets.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2. Significant Accounting Policies (continued)

(q)	Share-based Compensation

The Company follows the fair value method of accounting for the stock option awards granted to employees, directors and consultants. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock. Share-based compensation is amortized to earnings over the vesting period of the related option.

The Company uses graded or accelerated amortization which specifies that each vesting tranche must be accounted for as a separate arrangement with a unique fair value measurement. Each vesting tranche is subsequently amortized separately and in parallel from the grant date.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

(r)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses and other deductions carried forward to future years.

Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in the year that includes the substantive enactment date. The value of deferred income tax assets is reviewed annually and adjusted, if necessary, to reflect the amount probable of being realized.

(s)	Earnings (Loss) Per Common Share

Earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the year divided by the weighted average number of common shares issued and outstanding during the year.

Diluted earnings per share calculations are based on the net income attributable to common shareholders for the year divided by the weighted average number of common shares outstanding during the year plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the year. The incremental number of common shares that would be issued is included in the calculation of diluted earnings per share.

Diluted loss per share calculations are based on the net loss attributable to common shareholders for the year divided by the weighted average number of common shares issued and outstanding during the year. Stock options and share purchase warrants are not included in the computation of loss per share for the years ended December 31, 2014 and 2013 as such inclusion would be anti-dilutive.

(t)	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectability is reasonably assured. Government grants relating to costs are accrued as receivable and recognized in the consolidated statement of comprehensive income or loss as a reduction of the related expense. Government grants relating to property, plant and equipment are accrued as receivable and recognized in the consolidated statement of financial position as a reduction of the carrying value of the related asset.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2. Significant Accounting Policies (continued)

(u)	IFRS Standards Adopted

IFRIC 21	Levies
IFRS 1 (Amendment)	First-time Adoption of International Financial Reporting Standards
IFRS 10 (Amendment)	Consolidated Financial Statements
IFRS 12 (Amendment)	Disclosure of Interest in Other Entities
IFRS 13 (Amendment)	Fair Value Measurement
IAS 27 (Amendment)	Separate Financial Statements
IAS 32 (Amendment)	Offsetting Financial Assets and Financial Liabilities
IAS 36 (Amendment)	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 (Amendment)	Novation of Derivatives and Continuation of Hedge Accounting

The adoption of these standards, adopted effective January 1, 2014, did not have a material impact on the consolidated results and financial position of the Company.

(v)	IFRS Standards Issued But Not Yet Effective

IFRS 9	Financial Instruments (4)
IFRS 14	Regulatory Deferral Accounts (2)
IFRS 15	Revenue from Contracts with Customers (3)
IFRS 2 (Amendment)	Share-based Payment (1)
IFRS 3 (Amendment)	Business Combinations (1)
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations (2)
IFRS 7 (Amendment)	Financial Instruments: Disclosures (2)
IFRS 8 (Amendment)	Operating Segments (1)
IFRS 10 (Amendment)	Consolidated Financial Statements (2)
IFRS 11 (Amendment)	Joint Arrangements (2)
IFRS 12 (Amendment)	Disclosure of Interest in Other Entities (2)
IFRS 13 (Amendment)	Fair Value Measurement (1)
IAS 1 (Amendment)	Presentation of Financial Statements (2)
IAS 16 (Amendment)	Property, Plant and Equipment (1, 2)
IAS 19 (Amendment)	Employee Benefits (1, 2)
IAS 24 (Amendment)	Related Party Disclosures (1)
IAS 27 (Amendment)	Separate Financial Statements (2)
IAS 28 (Amendment)	Investments in Associates and Joint Ventures (2)
IAS 34 (Amendment)	Interim Financial Reporting (2)
IAS 38 (Amendment)	Intangible Assets (1, 2)
IAS 40 (Amendment)	Investment Property (1)
IAS 41 (Amendment)	Agriculture (2)
(1)	For annual periods beginning on or after July 1, 2014.
(2)	For annual periods beginning on or after January 1, 2016.
(3)	For annual periods beginning on or after January 1, 2017.
(4)	For annual periods beginning on or after January 1, 2018.

The Company anticipates that the application of these standards and amendments on their effective dates will not have a material impact on the consolidated results and financial position of the Company.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3. Messina Minerals Inc. Acquisition

The Company undertook no significant acquisitions in the year ended December 31, 2014.

On December 20, 2013, the Company acquired the outstanding shares of Messina Minerals Inc. (“Messina”), a company which holds mineral interests in the Canadian province of Newfoundland and Labrador.

The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. The transaction does not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified. Total consideration transferred was $1,372,000, which was comprised of the issuance of 2,132,714 common shares valued at $896,000 based on the closing market price of the Company’s shares on December 20, 2013 of $0.42 per share, conversion of options and warrants with a fair value of $19,000 (See Note 12), 3,000,000 Messina shares previously acquired and valued at $180,000 based on the closing market price of Messina shares on December 20, 2013 of $0.06 per share and transaction costs of $277,000. A value of $1,324,000 was allocated to exploration and evaluation assets for the mineral interests. (See Notes 8, 9, 11, and 12).

The purchase price for Messina was allocated to the assets acquired and the liabilities assumed based upon their relative fair value at the date of acquisition as follows:
Purchase price
Issued 2,132,714 Canadian Zinc common shares at $0.42 per share	$896
Acquired 3,000,000 Messina shares at $0.06 per share	180
Options and warrants converted upon acquisition	19
Transaction costs	277
$1,372
Fair value of net assets acquired
Cash and cash equivalents	$14
Other assets	70
Accounts payable and accrued liabilities	(36)
Exploration and evaluation assets	1,324
$1,372

4. Cash and Cash Equivalents

The Company’s cash and cash equivalents at December 31, 2014 consisted of cash of $446,000 and cash equivalents of $8,346,000 (December 31, 2013 - cash of $334,000 and cash equivalents of $8,042,000).

5. Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At December 31, 2014, short-term investments were valued at $5,023,000, earning income at a rate of 1.75% (December 31, 2013 - $2,005,000, earning income at a rate of 1.71%). The market value of these assets is based upon quoted market values and the recorded amounts at December 31, 2014 and December 31, 2013 equal the fair value for these investments.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6. Marketable Securities

	December 31, 2014			December 31, 2013
	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value
Vatukoula Gold Mines plc	12,573,380	$10,142	$450	12,573,380	$10,142	$1,328
		$10,142	$450		$10,142	$1,328

7. Other Long-term Assets

As at December 31, 2014, other long-term assets consist of non-interest bearing reclamation security deposits of $525,000 (December 31, 2013 - $525,000) and restricted cash equivalents of $nil (December 31, 2013 - $214,000). The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations. The restricted cash equivalents was security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada.

8. Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Acquisition Cost
December 31, 2012	$-	$500	$1,660	$164	$60	$2,384
Additions	40	-	13	-	20	73
December 31, 2013	40	500	1,673	164	80	2,457
Additions	-	-	16	-	-	16
December 31, 2014	40	$500	$1,689	$164	$80	$2,473

Accumulated Depreciation
December 31, 2012	$-	$-	$1,280	$133	$60	$1,473
Depreciation charge	-	-	116	8	-	124
December 31, 2013	-	-	1,396	141	60	1,597
Depreciation charge	-	-	86	6	2	94
December 31, 2014	$-	$-	$1,482	$147	$62	$1,691

Net Book Value
December 31, 2012	$-	$500	$380	$31	$-	$911

December 31, 2013	40	500	277	23	20	860

December 31, 2014	40	500	207	17	18	782

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9. Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. It also holds, through the Company’s wholly-owned subsidiaries Paragon and Messina, a 100% interest in the South Tally Pond, Tulks South and Long Lake properties in Newfoundland and Labrador.

In May 2013, the Company sold a 1.2% net smelter returns royalty (“NSR”) on the Prairie Creek Mine for net proceeds of $10,271,000 to Sandstorm Metals & Energy Ltd. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine exploration and evaluation asset to $nil during the second quarter of 2013 and recognized a gain of $5,439,000 on the consolidated statement of income or loss. In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine.

	December 31, 2014	December 31, 2013
Prairie Creek Mine	$220	$-
Messina properties	1,299	1,324
Paragon properties	4,109	4,108
	$5,628	$5,432

The Company has incurred historical exploration and evaluation costs of $69,334,000 on the Prairie Creek Mine asset and $3,263,000 on exploration properties in central Newfoundland (see Note 13) and has expensed these costs pursuant to its accounting policy.
10. Decommissioning Liability

Reclamation and closure costs for the Prairie Creek Property have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 11 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures. These reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset (see Note 9). The accretion expense is included in finance costs in the consolidated statement of comprehensive income or loss.

The Company’s undiscounted decommissioning liability of the Prairie Creek site, as it currently exists, is $3,142,000 (December 31, 2013 - $2,961,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2031. The discounted decommissioning liability is calculated using a risk free rate of 2.22% per annum (December 31, 2013 – 3.13%).

	December 31, 2014	December 31, 2013
Balance – beginning of year	$1,963	$2,148
Accretion expense	60	49
Change in estimates (1)	220	(234)
Balance – end of year	$2,243	$1,963
(1) The change in estimates represents the increase (decrease) in net present value of the decommissioning liability and results in an offsetting addition (deduction) to the carrying value of the corresponding exploration and evaluation asset (see note 9) until the corresponding asset is reduced to nil, after which a decrease in the net present value is recognised as a gain in the income statement.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10. Decommissioning Liability (continued)

The Company currently holds a surface lease, issued by the Minister of Aboriginal Affairs and Northern Development Canada, which limits the use of the land for mine site care and maintenance purposes only and establishes the Company's current responsibility for abandonment and restoration in accordance with an abandonment and restoration plan attached as a schedule to the surface lease. The Company has applied to the Minister of Aboriginal Affairs and Northern Development Canada for a new lease for production to replace the existing care and maintenance surface lease.

In September 2013, the Company was issued with the Type “A” Water Licence MV2008L2-002 by the Mackenzie Valley Water Board (“MVLWB”). The Type “A” Water Licence is valid for a term of seven years and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling. The Licence is subject to numerous conditions, including the requirement to post and maintain security, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada totalling $13.07 million on a schedule of $3 million within ninety days of the effective date of the licence, $5 million prior to extracting waste rock from the underground mine and $5.07 million prior to commencing milling.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit which is valid for a term of five years, with an optional two year extension, is subject to numerous conditions including the requirement to deposit, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada a total of $4 million on a schedule of $3 million within ninety days of the issue of the permit and $1 million prior to construction upgrades to the mill commencing.

In June and December 2013, the Company filed requests with the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the site and cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease. The Company has provided responses to Information Requests and the MVLWB has circulated the application to interested parties for comment.
In August 2014, CZN submitted an amended development schedule for the Prairie Creek Mine to the MVLWB and this was followed up by an application to the MVLWB in October 2014 requesting that the Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule. This action would defer the schedule and dates in the licence for the submission of various plans until the activation of licence and the commencement of operations. The MVLWB is considering the Company’s request and has circulated this application to interested parties for comment.
The Company also holds various land use permits, water licences and construction permits from the MVLWB and Parks Canada with the requirement to post security for future reclamation in the total amount of $3.33 million, to be posted prior to construction of infrastructure or commencement of operations. The Company has previously posted reclamation security deposits in support of current reclamation obligations in the amount of $525,000 (see Note 7).

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11. Share Capital

Authorized: Unlimited common shares with no par value (2013 – unlimited).

Issued and outstanding: 218,047,709 common shares (December 31, 2013 – 172,828,575).

(a)	During the year ended December 31, 2014

i.
On July 31, 2014, the Company completed a bought deal public offering of units and flow-through shares (the “Offering”) through a syndicate of underwriters led by Dundee Securities Ltd. and included Canaccord Genuity Corp. and Paradigm Capital Inc. (together, the ("Underwriters"). The Company issued 28,572,000 units (“Units”) at a price of $0.35 per Unit for gross proceeds of $10,000,000, and 15,134,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,751,000. Each Unit is comprised of one common share and one half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

In total, the gross proceeds of the Offering amount to $15,751,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,622,360 non-flow-through shares at any time until July 31, 2016 at a price of $0.35 per share. Net proceeds from the issuance were $14,473,000 after issuance costs comprised of the agent’s commission of $945,000 and other issuance costs of $333,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $1,723,000. The sale of tax deductions of $1,059,000, measured as the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was deferred and was recorded as a current liability in the consolidated statement of financial position.

ii.	1,513,134 stock options were exercised at prices between $0.23 and $0.30 per common share for proceeds of $357,000.

(b)	During the year ended December 31, 2013

i.
On August 20, 2013, the Company issued by way of a bought deal private placement 6,460,000 flow-through shares on a brokered basis at $0.62 per share, for aggregate gross proceeds of $4,005,000. The agent to the private placement was paid a commission of 5% of the gross proceeds from the offering and received broker’s warrants to acquire 387,600 non-flow-through shares at any time until February 20, 2015 at a price of $0.63 per share. Net proceeds from the issuance were $3,701,000 after issuance costs comprised of the agent’s commission of $200,000 and other issuance costs of $104,000. The Company also recognized non-cash costs for the fair value of the broker’s warrants granted of $92,000.

ii.	200,000 stock options were exercised at a price of $0.23 per common share for proceeds of $46,000.

iii.	On September 16, 2013, the Company issued 4,080 common shares valued at $2,000 and $13,000 in cash pursuant to an agreement by Paragon Minerals Corporation to acquire an exploration property.

iv.
On December 20, 2013, the Company acquired Messina Minerals Inc. and issued 2,132,714 common shares valued at $896,000 based on the Company’s closing market price on December 31, 2013 of $0.42 per share in exchange for all outstanding Messina shares that the Company did not already own.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12. Reserves

(a)	Stock Options

At December 31, 2014, there were 5,693,800 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

At the Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new incentive stock option plan (the “2012 Plan“). The 2012 Plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”), which is a 10% rolling stock option plan, but the 4,460,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan. Stock options will only be granted under the 2012 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2012 Plan and the 2004 Plan does not exceed 7,500,000. Under the 2012 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding Common Shares of the Company. As of December 31, 2014, the Company has not made any grants of Restricted Share Units or any grants of Deferred Share Units.

	December 31, 2014		December 31, 2013		December 31, 2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,247,734	$0.42	7,605,533	$0.46	6,410,000	$0.41
Granted	-	-	-	-	960,000	0.46
Exercised	(1,513,134)	0.24	(200,000)	0.23	-	-
Converted	-	-	138,134	0.30	310,533	1.54
Expired	(40,800)	1.14	(258,433)	1.62	(75,000)	0.94
Forfeited	-	-	(37,500)	0.46	-	-
Outstanding, end of year	5,693,800	$0.47	7,247,734	$0.42	7,605,533	$0.46

As at December 31, 2014, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 0.79 years, to purchase an aggregate 5,693,800 common shares as follows:

	Options Outstanding and Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price
May 12, 2015	4,460,000	$0.45
January 27, 2016	300,000	0.71
July 4, 2016	23,800	0.81
October 3, 2017	910,000	0.46
	5,693,800	$0.47

For the year ended December 31, 2014, the Company recorded share-based compensation charges for stock options granted to directors, officers and employees of $23,000 (2013 - $120,000 and 2012 - $107,000).

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12. Reserves (continued)

(b)	Warrants

As at December 31, 2014, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 2.38 years, to purchase an aggregate 17,295,960 common shares, as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	8,490,200	$1.00	13,419,693	$0.95	5,054,148	$0.88
Issued	16,908,360	0.48	387,600	0.63	7,299,650	0.88
Converted	-	-	84,745	3.54	1,407,168	1.51
Exercised	-	-	-	-	(4,130)	0.40
Expired	(8,102,600)	1.01	(5,401,838)	0.90	(337,143)	0.70
Outstanding, end of year	17,295,960	$0.48	8,490,200	$1.00	13,419,693	$0.95

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
February 20, 2015	387,600	$0.63
July 31, 2016	2,622,360	0.35
July 31, 2017	14,286,000	0.50
	17,295,960	$0.48

The fair value of the warrants issued was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Year ended December 31, 2014	Year ended December 31, 2013 (2)
Dividend Yield	0%	0%
Risk free interest rate	1.08% to 1.41%	1.20%
Expected life	2.0 to 3.0 years	1.46 years
Expected volatility (1)	66.23% to 68.46%	67.8%
Weighted average grant date fair value	$0.10	$ 0.24
(1) Determined based on historical volatility of the Company’s share price. (2) Excludes warrants converted upon Messina acquisition.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12. Reserves (continued)

(c)	Summary

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2012	$1,326	$2,594	$7,946	$604	$12,470
Share-based compensation	120	-	-	-	120
Stock options exercised	(20)	-	-	-	(20)
Stock options expired	(25)	-	25	-	-
Broker warrants issued	-	92	-	-	92
Warrants expired	-	(1,104)	1,104	-	-
Messina acquisition	19	-	-	-	19
Balance, December 31, 2013	1,420	1,582	9,075	604	12,681
Share-based compensation	23	-	-	-	23
Stock options exercised	(157)	-	-	-	(157)
Unit warrants issued	-	1,456	-	-	1,456
Broker warrants issued	-	267	-	-	267
Warrants expired	-	(1,491)	1,491	-	-
Balance, December 31, 2014	$1,286	$1,814	$10,566	$604	$14,270

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13. Exploration and Evaluation Expenses

	Year ended December 31,
Prairie Creek Mine	2014	2013	2012
Camp operation and project development	$1,881	$1,528	$1,394
Diamond drilling	1,163	331	3,107
Mine planning and feasibility studies	3,301	1,611	2,860
Permitting and environmental	1,551	1,342	1,522
	7,896	4,812	8,883

Depreciation – mining plant and equipment	86	116	154
Total exploration and evaluation expenses	$7,982	$4,928	$9,037

Exploration and evaluation expenses (inception to date), beginning of year	$61,352	$56,424	$47,387
Total exploration and evaluation expenses	7,982	4,928	9,037
Exploration and evaluation expenses (inception to date), end of year	$69,334	$61,352	$56,424

	Year ended December 31,
Messina & Paragon Properties	2014	2013	2012
Camp operation and project development	$802	$163	$54
Diamond drilling	1,195	984	34
Permitting and environmental	17	14	-
Total exploration and evaluation expenses	$2,014	$1,161	$88

Exploration and evaluation expenses (inception to date), beginning of year	$1,249	$88	$-
Total exploration and evaluation expenses	2,014	1,161	88
Exploration and evaluation expenses (inception to date), end of year	$3,263	$1,249	$88

For the year ended December 31, 2014, employee wages and benefits of $1,339,000 were included in exploration and evaluation expenses (2013 - $1,344,000 and 2012 - $1,594,000).

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

14. Tax Deduction Recovery

During the year ended December 31, 2014, the Company recognized a tax deduction recovery of $588,000 (2013 - $nil and 2012 - $295,000) in respect of flow-through shares previously issued (see Note 11).

15. Government Grants

For the year ended December 31, 2014, the Company received government grants in the amount of $170,000 (2013 - $547,000 and 2012 - $451,000) and recorded a reduction to the related expense or as a reduction of the carrying value of the related asset. At December 31, 2014, $170,000 related to amounts owed was included in other receivables and prepaid expenses (December 31, 2013 - $106,000 and December 31, 2012 - $3,000).

16. Income Taxes

The Company’s current and deferred income tax expense for the year ended December 31, 2014, is $nil and $nil (2013 - $nil and $nil and 2012 - $nil and $nil). A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2014	2013	2012
Statutory tax rate	26.56%	26.51%	25.94%
Income taxes/(recovery) computed at statutory rates	$(3,303)	$(1,832)	$(5,152)
Permanent differences	249	(34)	42
Expired losses	236	60	-
Renunciation of resource expenditures	1,899	-	637
Flow-through share premium recovery	(156)	-	-
Other	7	(14)	(110)
Loss on marketable securities subject to capital gains tax rate	(118)	465	1,126
Income tax rate changes	20	(518)	131
Tax benefits not yet recognized	1,166	1,873	3,326
	-	-	-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s deferred income tax assets and liabilities are as follows:

	2014	2013	2012
Non-capital loss carry forwards	$9,868	$8,467	$5,986
Plant and equipment	409	386	315
Resource interests	9,329	9,515	7,904
Other	994	843	920
Marketable securities	1,314	1,198	695
Net unrecognized deferred income tax asset	$21,914	$20,409	$15,820

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16. Income Taxes (continued)

At December 31, 2014, the Company has approximately $37,300,000 (2013 - $31,998,000 and 2012 - $23,202,000) of non-capital losses for tax purposes available to be carried forward at various dates until 2034 and applied against future income for tax purposes and approximately $35,422,000 (2013 - $40,425,000 and 2012 - $38,983,000) of unused cumulative Canadian exploration and development expenses for tax purposes available to be carried forward indefinitely and applied against future income for tax purposes. The non-capital losses expire as follows:

Year	Total
2015	$ 895
2024	112
2025	374
2026	1,905
2027	3,729
2028	5,112
2029	3,347
2030	3,325
2031	3,690
2032	6,700
2033	1,913
2034	6,198
$ 37,300

17. Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop its Prairie Creek project for the benefit of its shareholders.

18. Related Party Transactions

For the year ended December 31, 2014, the Company incurred rent expense in the amount of $24,000 (2013 - $24,000 and 2012 - $24,000) with a corporation in which the Chairman of the Company is also a director. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2014, $2,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2013 - $2,000 and December 31, 2012 - $4,000).

For the year ended December 31, 2014, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $850,000 (2013 - $1,278,000 and 2012 - $673,000). For the year ended December 31, 2014, the Company incurred share-based compensation with officers and directors in the amount of $2,000 (2013 - $13,000 and 2012 - $41,000).

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

19. Financial Instruments

(a)	Categories of financial instruments

		December 31, 2014	December 31, 2013
Cash and cash equivalents	FVTPL	$8,792	$8,376
Short-term investments	FVTPL	5,023	2,005
Marketable securities	FVTPL	450	1,328
Other receivables	Loans and receivables	368	324
Other long-term assets	FVTPL	525	739
Accounts payable	Other financial liabilities	(1,303)	(917)
Accrued and other liabilities	Other financial liabilities	(837)	(707)

All financial instruments above, except marketable securities which is classified under the Level 3 fair value hierarchy; other financial liabilities; and loans and receivables, are classified under the Level 1 fair value hierarchy.

Level 3 Fair Value: Marketable Securities

As set out in note 6, the Company holds 12,573,380 shares in Vatukoula Gold Mines plc. (“VGM”). As of June 30, 2014, VGM de-listed from the Alternative Investment Market (“AIM”). The investment is classified as at December 31, 2014 at a level 3 hierarchy (2013 - level 1 hierarchy) as a result of de-listing.

The valuation is based on comparable companies’ share price performance. A decrease or increase in the average share price of 5% would result in a decrease or increase in the value of VGM of $22,500.

(b)	Interest rate risk

Included in the loss for the year ended December 31, 2014, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower or higher than net income or loss would have been approximately $112,000 higher or lower. The Company does not have any debt obligations which expose it to interest rate risk.

(c)	Foreign currency risk

The Company holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2014, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would be $2,000 higher or lower.

(d)	Credit risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at December 31, 2014 is $14,790,000 (December 31, 2013 - $12,448,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At December 31, 2014, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

(e)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at December 31, 2014, the Company had positive working capital of $12,353,000 (December 31, 2013 - $10,617,000). Given positive working capital, the Company believes it will be able to meet its current obligations. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

CANADIAN ZINC CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2014
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

20. Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2015	$ 161
2016	160
2017	89
2018	-
$ 410

During the year ended December 31, 2014, the Company recognized lease expenses of $207,000 (2013 - $209,000 and 2012 - $181,000).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 30th day of April, 2015.

CANADIAN ZINC CORPORATION

“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director