Form 20-F
period 2015-12-31
CANADIAN ZINC CORP
filed 2016-04-01
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015: 218,047,709 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐       No ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐       No ☒

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

Yes ☐       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17        ☐ Item 18

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

“Deposit” — A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of a commodity, metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

“Net Profits” — Profits resulting from metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“NQ” – Referring to diamond drill core with a diameter of 47.6 mm or 1.835 inches.

“Ore” — A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

“Reclamation” — The restoration of land and the surrounding environment of a mining site after the metal is extracted.

“Ton” — Short ton (2,000 lbs.). 1 Ton equals 0.907185 Metric Tons.

“Tonne (t)” — Metric ton (1,000 kilograms). 1 Tonne equals 1.10231 Tons.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth our selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto as at December 31, 2015, 2014, 2013, 2012, and 2011. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future. The selected financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects,” and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2015	2014	2013	2012	2011
Amounts in accordance with IFRS:
Net income (loss)	$(8,262)	$(12,434)	$(6,911)	$(19,870)	$(33,362)
Basic and diluted income (loss) per share	(0.04)	(0.06)	(0.04)	(0.13)	(0.26)
Total assets	11,183	21,899	19,272	21,948	28,686
Net assets	8,907	17,045	15,685	17,812	25,764
Share capital	104,028	104,028	91,823	87,250	77,052
Reserves	14,394	14,270	12,681	12,470	10,750
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	218,047,709	192,465,968	166,539,368	157,936,692	130,816,879
Number of common shares outstanding	218,047,709	218,047,709	172,828,575	164,031,781	143,109,112

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2011 to December 31, 2015 were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Years ended December 31
	2015	2014	2013	2012	2011
High	0.8527	0.9422	1.0164	1.0299	1.0583
Low	0.7148	0.8589	0.9348	0.9599	0.9430
Average	0.7820	0.9027	0.9670	1.0008	1.0151
End of Period	0.7225	0.8620	0.9402	1.0051	0.9833

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Monthly
	September ‘15	October ‘15	November ‘15	December ‘15	January ‘16	February ‘16
High	0.7606	0.7750	0.7637	0.7485	0.7159	0.7395
Low	0.7455	0.7552	0.7485	0.7148	0.6854	0.7123

The exchange rate on March 29, 2016 was 0.7602.

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

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. Additional financing will be required in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that the Company will be successful in obtaining the required financing.

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

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. The Company is currently evaluating various opportunities and seeking additional sources of financing. There is no assurance that such financing will be available on a timely basis or on acceptable terms.

There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has a history of losses with no operating revenue other than minor interest income, and had working capital of $2,482,000 as at December 31, 2015. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and its exploration and development activities. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. .Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development of the Prairie Creek Mine will require substantial additional financing. The 2016 Preliminary Feasibility Study estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $216 million, plus a contingency of $27 million for a total of $243 million. Working capital required upon commencement of production is estimated to be $30 million plus a contingency of $6 million for a total of $36 million.

Supported by the results of the 2016 Preliminary Feasibility Study, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the financing necessary to complete the development and construction and put the Prairie Creek Mine into production. However the ability to raise financing is impacted by conditions beyond the control of the Company, including depressed commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector. There are no assurances that the Company will continue to be able to obtain such financing on a timely basis or on acceptable terms.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. It is expected that the zinc concentrates to be produced from the Prairie Creek Mine will contain relatively high levels of mercury. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

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

The zinc concentrates to be produced from the Prairie Creek Mine will contain, to varying degrees, relatively high levels of mercury. Canadian Zinc has signed MOUs with Korea Zinc and Boliden for the sale of zinc concentrates. The MOUs set out the intentions of Canadian Zinc and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential. The sales agreements will provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners. Payables and penalties will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU.

Treatment and refining charges, including deductibles and penalties, vary with smelter location, and individual smelter terms and conditions. The economic model used in the 2016 Preliminary Feasibility Study has been prepared assuming average blended indicative treatment charges and penalties, however, no smelter or concentrate buyer has contractually committed to the assumed treatment charges or penalties. There can be no assurance that the assumed terms will be available to the Company.

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

• Increases in operating mining costs and processing costs could adversely affect reserves or resources; and

• The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

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

Canadian Zinc is dependent on the services of key executives, including the President & Chief Executive Officer, the Vice President of Exploration & Chief Operating Officer, and the Chief Financial Officer of the Company. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

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

The Company has incurred losses since inception of $109,515,000 through December 31, 2015, which includes $80,247,000 of exploration and development expenditures on the Prairie Creek property and central Newfoundland properties which have been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

The exercise of outstanding options and warrants would lead to dilution of current shareholders.

As of December 31, 2015, there were 218,047,709 common shares outstanding. As of December 31, 2015, the Company had 973,800 share purchase options and 16,908,360 warrants outstanding allowing the holders to purchase 17,882,160 common shares. Directors and officers of the Company hold 400,000 of these share purchase options, contractors and employees of the Company hold 573,800 share purchase options and third-party entities hold 16,908,360 share purchase warrants. In addition, 3,926,340 share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and officers of the company hold 3,026,340 of these share units with the balance being held by contractors and employees of the Company.

As of March 30, 2016, there were 218,047,709 common shares outstanding and the Company had 673,800 share purchase options and 16,908,360 warrants outstanding allowing the holders to purchase 17,582,160 common shares. In addition, 3,926,340 share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. The exercise or payout of all of the existing share purchase options; share units and warrants would result in percentage ownership dilution to the existing shareholders.

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

Over the past seven years Canadian Zinc has successfully completed six environmental assessments and obtained all the significant regulatory permits and social licences required to complete construction and development at the mine site and a winter access road to allow commencement of mining and milling at Prairie Creek. An environmental assessment for the permit of an all season road into Prairie Creek is currently underway.

During 2015 an underground exploration program at Prairie Creek successfully increased resources with total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag, while total Inferred Resource tonnages remained relatively unchanged.

An updated Pre-Feasibility Study, based on optimization work completed over the past three years, was completed in March 2016 and indicates a Pre Tax Net Present Value, using an 8% discount of $509 million, with an internal rate of return of 32.0% and Post-tax Net Present Value (“NPV”), using an 8% discount, of $302 million, with a post-tax internal rate of return (“IRR”) of 26% with an initial mine life of 17 years and payback period of three years. The 2016 PFS indicates average annual production of 60,000t of zinc concentrate and 55,000t of lead concentrate containing 86M lbs of zinc, 82M lbs of lead and 1.7M ounces of silver, yielding average annual after tax earnings before interest taxes depreciation and amortization (“EBITDA”) of $90M per year and $1.4 billion over the 17 year life of the Project.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary financing to put the Project into production.

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

Three Year History

Throughout the years 2013, 2014 and 2015, the Company’s principal focus has been its efforts to advance the Prairie Creek Project towards completion of development and subsequent production.

2012 Preliminary Feasibility Study

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

The 2012 PFS included a number of recommendations for further work and studies to optimize the Prairie Creek Project, including detailed mine planning, construction engineering, transport efficiencies, reducing start-up time and addressing working capital requirements.

Optimization Studies

In order to address the recommendations of the 2012 PFS, and move the Prairie Creek Project towards full feasibility for financing, Canadian Zinc embarked on a series of optimization projects in late 2013, which continued throughout 2014 and into 2015. The main objectives have been to improve the project economics by increasing the mine life; defining, with feasibility level accuracy, the capital cost required to place the mine into production, refining the projected costs to operate the mine; and developing a transportation plan and marketing strategy for all of the Prairie Creek concentrate production.

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

An updated mineral resource estimate, completed by AMC in March 2015 demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories. The resource estimate was based on a newly constructed and revised and more detailed geological wireframe block model, developed over the previous year, which defines and constrains the mineralized system for inclusion in the new mine plan. The March 2015 resource estimate also included results from additional drilling and underground sampling not included in previous estimates.

Following completion of the 2015 underground exploration program a new mineral resource estimate was completed by AMC Mining Consultants in September 2015, which demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories.

•	Total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag.
•	Total Inferred Resource tonnages remained relatively unchanged with an increase in Stockwork replacing upgraded Main Quartz Vein resource.

The September 2015 Prairie Creek mineral resource estimate was completed by AMC [Gregory Z. Mosher P.Geo., Qualified Persons as defined by NI 43-101] and reported in the Company’s September 17, 2015 press release. AMC also completed the previous mineral resource estimates in 2012 and March 2015.

Exploration and Site Programs

The Company conducted surface exploration drill programs; site maintenance and facility upgrade programs during 2013. In October 2014, the Company awarded an underground exploration and development program to Procon Mining and Tunneling Ltd. (“Procon”) and undertook the first stage of the program that included dewatering and re-installation of electrical and ventilation services to the 650 metre-long decline tunnel located at the end of the 870m underground level. In 2015, Canadian Zinc carried out an underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drill holes. The drill program was completed in July 2016.

The results of the 2015 underground exploration drilling program are considered very positive, with all holes intercepting the MQV structure and/or Stockwork mineralization, with some excellent grades and widths. The objectives of testing for new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category were both achieved.

Concentrate sale arrangements

On March 3, 2016 Canadian Zinc announced it had signed agreements with Korea Zinc and Boliden for the sale of zinc and lead concentrates. These offtake arrangements with two of the pre-eminent smelting companies in the world, confirm the marketability of Prairie Creek’s zinc and lead concentrates.

These sale agreements will represent all of the planned production of zinc concentrate and about half of the planned production of lead concentrate for the first five years of operation at the Prairie Creek Mine. It is expected that shipments will be made from the Port of Vancouver with the exact shipping schedule and lot sizes in each delivery to be mutually agreed within the project’s shipping season.

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

In April 2015, Canadian Zinc submitted its Developer's Assessment Report (“DAR”) to the MVRB. The MVRB completed a preliminary review of the DAR in response to which the Company provided supplementary information to the MVRB partly in the form of a comprehensive DAR Addendum, which was submitted to the MVRB in September 2015 and followed by additional Terrain Analysis data which was submitted in November 2015. The Review Board concluded that the environmental assessment could proceed on existing information but requested some additional information which was subsequently submitted.

In February 2016, the Company received Information requests from interested parties which the Company is in the process of responding to. Once all responses to the information requests are submitted a Technical Session will be scheduled and held in Yellowknife. The Company anticipates the environmental assessment process for this all season road application will take most of 2016 to complete.

In June 2015, the Mackenzie Valley Land and Water Board approved the Company’s application that the Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company’s applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit. The Company, accordingly, deposited a total of $1.55 million as security with the Government of the Northwest Territories in August of 2015 to increase the financial assurance relating to current reclamation and closure obligations of the Prairie Creek Mine site as it now exists with its current infrastructure under the Company’s existing surface leases, land use permits and Type “B” Water Licence.

In November 2015, Canadian Zinc and Parks Canada signed a Memorandum of Understanding Phase III (“MOU”) regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The Phase III MOU, which is valid for five years from November 2015, renews the previous MOUs signed between the Parties in 2008 and 2012.

In the renewed MOU, Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating Prairie Creek Mine.

In the renewed MOU, Canadian Zinc and Parks Canada further agree to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, which will, among other things, better identify, define and consider issues of common interest including, among other things, development and use of the access to and from the Prairie Creek Mine through Nahanni National Park Reserve and operation of the Prairie Creek Mine.

Lead / Zinc Exploration in Newfoundland

Canadian Zinc owns an extensive land package in central Newfoundland that includes three VMS projects, each with defined deposits, which are being explored by Canadian Zinc. Key deposits on each project are listed below:

South Tally Pond Project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.4% zinc, 0.5% copper, 1.2% lead, 1.0 g/t gold and 59.27 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.7% zinc, 0.4% copper, 0.9% lead, 1.0 g/t gold and 50.4 g/t silver (Giroux Consultants 2012);

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

During 2014, the Company conducted three drill programs on the South Tally Pond; Tulks South and Long Lake projects in central Newfoundland. The 2014 drill programs in central Newfoundland were successful, and considered very encouraging, in that 20 of the 27 holes intersected the targeted mineralization, including some massive sulphide intercepts ranging up to 25% zinc and 15% lead.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond Mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

On June 30, 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation ("Buchans Minerals"), a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies will share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The collaboration agreement is focused on seven VMS deposits located in central Newfoundland. Four of the deposits are held the Company (Lemarchant, Boomerang-Domino, Tulks East, and Long Lake) and three of the deposits are held by Buchans Minerals (Bobbys Pond, Daniels Pond and Tulks Hill).

The seven deposits have demonstrated resources of various sizes and quality, are all located near the communities of Millertown and Buchans, NL and within trucking distance (30-90 km) of the recently closed Duck Pond Cu-Zn Mine. Individually at this time, the various deposits are not large enough to support stand-alone operations, but could potentially be developed with improving economic factors and by utilizing a central mill facility.

The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

In conjunction with the collaboration agreement, the Company was awarded research funding by the Research & Development Corporation of Newfoundland and Labrador ("RDC") in December, 2015. The funding was provided to undertake a research program to complete physical and metallurgical bench scale studies on the seven VMS deposits located in central Newfoundland. The RDC is providing funding of $535,000 for the project through the GeoEXPLORE Industry-led R&D Technology Development and Demonstration Program. The total cost of the research project is estimated at $735,000 with Buchans Minerals and the Company each contributing up to $100,000.

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

The Company does not consider the 1.2% net smelter return royalty sold in May of 2013 to have a material impact on the economic analysis in the 2012 Preliminary Feasibility Study. The Company expects that the 1.2% net smelter return royalty will result in a reduction of 2.4% in annual earnings before interest, taxes, depreciation and amortization.

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

The proceeds of the Unit financing were used to initiate underground development at the Prairie Creek mine, to complete ongoing optimization studies and to undertake engineering and preliminary procurement. The net proceeds of the flow-through financing were used to undertake exploration program on the Prairie Creek Property.

The Company undertook no equity financing during 2015.

Outlook

Canadian Zinc’s focus for 2016 will be to continue to advance the Prairie Creek Mine towards production.

The updated 2016 Pre-Feasibility Study, indicates a robust project at consensus forecasts for the long term prices of lead and zinc and there is good potential for additional project optimization, enhanced economics and further extending the mine life.

The 2016 PFS, with the Base Case economic model, indicates a Pre Tax Net Present Value, using an 8% discount of $509 million, with an internal rate of return of 32.0% and Post-tax Net Present Value (“NPV”), using an 8% discount, of $302 million, and a post-tax internal rate of return (“IRR”) of 26% with an initial mine life of 17 years and payback period of three years.

The development of the Prairie Creek Mine will require substantial financing. The pre-production capital cost has been estimated at a total of $244 million including a contingency of $28 million. Several commercial banks have expressed indicative interest in providing senior, secured project financing for the Project. It is expected that the 2016 PFS, and the financial model, will be shared with these banks to solicit indicative terms of financing. In parallel to bank financing, alternative funding structures will also be explored with royalty and streaming finance providers, who have expressed an indicative interest to provide a structured funding package. These could include royalty financing, stream financing, commodity related financing or other financing instruments.

At December 31, 2015, Canadian Zinc had working capital of $2.48 million and expects it will be able to meet its minimum commitments for 2016. Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The Company is currently evaluating various opportunities and seeking additional sources of financing. There is no assurance that such financing will be available on a timely basis or on acceptable terms. Careful management and preservation of cash is a top priority. Site programs have been reduced to a minimum. Cost reduction measures have been implemented across the Company, including reductions in staff, corporate salaries and expenses and directors fees.

The long term outlook for lead and zinc remains very positive and, supported by the positive results of the 2016 PFS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production. However the ability to raise financing is impacted by conditions beyond the control of the Company, including depressed commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector.

B. Business Overview

The Company’s principal focus is exploration and development of the Prairie Creek Property (a zinc/lead/silver, partially developed property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary financing to rehabilitate, upgrade and modernize the Mine, including the processing plant and other site infrastructure.

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

C. Organizational Structure

At the end of its most recently completed financial year the Company structure includes a wholly-owned subsidiary Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”), which is organized under the laws of British Columbia. (See “General Development of the Business – Company Acquisitions”) The following chart shows the intercorporate relationship between the Company and its subsidiaries:

D. Property, Plant and Equipment

The Company presently maintains offices in Vancouver, Fort Simpson and Toronto (all in Canada). The Company’s head office is located in Vancouver and is approximately 3,000 square feet in size. The Company presently maintains office space in Fort Simpson which supports a Community Liaison Director and acts as an information source on Prairie Creek for the local community to access. In addition the office can receive any questions, issues or concerns from the community about the development. The Company’s Toronto office is maintained for the use of the Chief Executive Officer and Vice-president – Investor Relations.

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

An updated Mineral Resource estimate completed in March 2015 by AMC Mining Consultants (Canada) Ltd. (Gregory Z. Mosher P.Geo. and J. Morton Shannon P.Geo., Qualified Persons (“QP”), as defined by National Instrument 43-101) demonstrated an increase in overall Mineral Resource tonnages in the Indicated category and in the Inferred category. The new Mineral Resource updates the previous Mineral Resource Estimate of June 2012.

In 2015, Canadian Zinc completed its underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drill holes.

The results of the 2015 underground exploration drilling program are considered very positive, with all holes intercepting the MQV structure and/or Stockwork mineralization, with some excellent grades and widths. The objectives of testing for new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category have both been achieved.

Following completion of the 2015 underground exploration program a new mineral resource estimate was completed by AMC Mining Consultants in September 2015, which demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories.

•	Total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag.
•	Total Inferred Resource tonnages remained relatively unchanged with an increase in Stockwork replacing upgraded Main Quartz Vein resource.

The September 2015 Prairie Creek mineral resource estimate was completed by AMC [Gregory Z. Mosher P.Geo., Qualified Persons as defined by NI 43-101] and reported in the Company’s September 17, 2015 press release. AMC also completed the previous mineral resource estimates in 2012 and March 2015.

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

In June 2015, the Mackenzie Valley Land and Water Board approved the Company’s application that the Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company’s applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit. The Company, accordingly, deposited a total of $1.55 million as security with the Government of the Northwest Territories in August of 2015 to increase the financial assurance relating to current reclamation and closure obligations of the Prairie Creek Mine site as it now exists with its current infrastructure under the Company’s existing surface leases, land use permits and Type “B” Water Licence.

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

Canadian Zinc holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre winter access road which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve, is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related permits and licences related to their respective jurisdictions.

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

In April 2015, Canadian Zinc submitted its Developer's Assessment Report (“DAR”) to the MVRB. The MVRB completed a preliminary review of the DAR in response to which the Company provided supplementary information to the MVRB partly in the form of a comprehensive DAR Addendum, which was submitted to the MVRB in September 2015 and followed by additional Terrain Analysis data which was submitted in November 2015. The Review Board concluded that the environmental assessment could proceed on existing information but requested some additional information which was subsequently submitted. In February 2016, the Company received Information requests from interested parties which the Company is in the process of responding to. Once all responses to the information requests are submitted a Technical Session will be scheduled and held in Yellowknife.

An all season road would also have the potential to reduce energy costs and would enable the consideration of more environmentally friendly alternative energy sources, as local gas fields in the area may be producing LNG in the near future, which has the potential to reduce reliance on diesel fuel. An all season road would also have environmental and safety benefits, in that with trucking spread pout over the eyar there would be much less traffic volume and possible congestion in winter, which would lower the risk of any accidents or spills, and would also provide the potential to promote tourism in the area and thus create long term benefits for the region.

Incorporation of an all season road for future operations would have significant financial implications, both in additional capital cost but also in potential savings and lower finance costs.

The Company anticipates the environmental assessment process for this all season road application will take most of the year 2016 to complete.

2012 Preliminary Feasibility Study

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

Highlights of the 2012 Preliminary Feasibility Study:

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

An updated Pre-Feasibility Study, based on optimization work completed over the past three years, was published in March 2016 and supersedes the 2012 Pre-Feasibility Study completed by SNC Lavalin. The 2016 Pre-Feasibility Study was completed by AMC Mining Consultants (Canada) Ltd., and Tetratech Inc. A new Technical Report has been compiled to summarize the PFS and supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014 and filed on SEDAR).

The 2016 PFS update was undertaken to incorporate the increased resources and longer mine life derived from the 2015 underground exploration program, incorporation of an all season road to access the mine, advanced engineering details and updated capital and operating costs and to follow up on a number of other recommendations listed in the 2012 PFS.

New Mineral Resource Estimates

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

An updated mineral resource estimate, prepared by AMC in March 2015 demonstrated an increase in overall resource tonnages in the Measured plus Indicated and in the Inferred categories. The new resource estimate is based on a newly constructed and revised and more detailed geological wireframe block model, developed over the previous year, which defines and constrains the mineralized system for inclusion in the new mine plan. The new resource estimate also includes results from additional drilling and underground sampling not previously included.

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

Underground Exploration Program 2014 / 2015

In 2015, Canadian Zinc completed its underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drill holes.

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

The results of the 2015 underground exploration drilling program have been very positive, with all holes intercepting the MQV structure and/or Stockwork mineralization, with some excellent grades and widths. The objectives of testing for new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category have been met.

Assay results have been received for all drill holes and the detailed interpretation of the results and findings have been compiled and modelled. Some of the highlights of the 2015 diamond drilling program include:

•	A previously unknown quartz vein fault structure was discovered in the footwall of the MQV. This second vein system has been intersected in five holes and appears to be defining a structural transition zone which offsets the general strike trend of the upper part of the MQV.

•	Hole PCU-15-65, first intersected the MQV grading 4.9% Pb, 22.7% Zn, and 164 g/t across 1.2m. It then intersected multiple intercepts of STK mineralization, one of which graded 24.7% Pb, 32.7% Zn, and 311 g/t Ag across 2.4m, and further down another graded 9.5% Pb, 38.1% Zn and 381 g/t Ag across 1.5m. That same hole intersected the new second quartz vein grading 4.6% Pb, 13.8% Zn, and 92 g/t Ag across 2.9m of estimated true width.

•	Hole PCU-15-72, the most northern hole, returned substantial MQV mineralization including 17.8% Pb, 33.7% Zn and 247 g/t Ag over 7.5m and an additional intersection of STK mineralization, which graded 6.9% Pb, 12.0% Zn, 116 g/t Ag over 24.5m of true width, and the intersection of the second vein which graded 5.6% Pb, 3.8% Zn and 88 g/t Ag over 4.5m.

•	Numerous holes intersected extensions to the previously known STK zone, which occurs mostly outside, but adjacent to, the calculated Indicated Resource. These intersections will add to the STK resource. The STK intercepted and sampled during this drill program has also indicated areas within this resource of significant grades and widths that could be targeted for early selective mining.

•	Detailed underground chip sampling of the Northwest Drift in the 870m Level workings returned composite grades of 5.6% Pb, 14.2% Zn and 119 g/t Ag across a true width of 4.4m along the strike length of 71.8m further demonstrating the potential for early, selective mining of the STK mineralization.

•	Mineralization remains open to the North into the already defined Inferred Resource.

Results from the underground exploration program were reported in the Company’s press releases dated May 5, 2015; June 9, 2015; June 23, 2015 and August 11, 2015.

The results of the 2015 underground exploration drilling program were successful in meeting the objectives of locating new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category.

Following completion of the 2015 underground exploration program a new mineral resource estimate was completed by AMC Mining Consultants in September 2015, which demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories.

•	Total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag.

•	Total Inferred Resource tonnages remained relatively unchanged with an increase in Stockwork replacing upgraded Main Quartz Vein resource.

The September 2015 Prairie Creek mineral resource estimate was completed by AMC [Gregory Z. Mosher P.Geo., Qualified Persons as defined by NI 43-101] and reported in the Company’s September 17, 2015 press release. AMC also completed the previous mineral resource estimates in 2012 and March 2015. The Mineral Resource estimate is based on assays from all underground channel samples and surface and underground drill core collected by CZN since 1992.

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

A single block model was created to encompass the three mineral domains: Main Quartz Vein (MQV), Stockwork (STK) and Stratabound (SMS). Block values were estimated using ordinary kriging and the inverse distance squared (ID2) method. Grades for silver, lead, zinc, copper, arsenic, cadmium, iron, mercury, lead oxide, antimony, and zinc oxide were interpolated into the block model in a single pass. Mineral Resources were classified on the basis of the number of supporting data and their distance from the block centroid, with minor amendments to maintain coherence of block classification. Bulk density values were also interpolated into the block model but these values consistently understated the bulk density of the mineralization as determined by regression equations. Therefore, the interpolated values were replaced by calculated values.

The summary results of the estimate for the three zones combined, at a cut off of 8% Zn equivalent (ZnEq) are shown in the Table below.

September 2015 Mineral Resource Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)
Main Quartz Vein (MQV)	Measured	1,313,000	211	11.5	13.2
	Indicated	4,227,000	168	11.6	9.2
	Measured & Indicated	5,540,000	178	11.6	10.2
	Inferred	5,269,000	199	8.7	12.9
Stockwork (STK)	Measured	169,000	116	5.3	12.6
	Indicated	1,953,000	61	3.5	6.6
	Measured & Indicated	2,122,000	66	3.6	7.1
	Inferred	1,610,000	70	4.6	6.2
Stratabound (SMS)	Indicated	1,042,000	54	5.2	10.8
	Measured & Indicated	1,042,000	54	5.2	10.8
	Inferred	170,000	60	6.3	11.2
TOTAL	Measured	1,482,000	200	10.8	13.2
	Indicated	7,222,000	123	8.5	8.7
	Measured & Indicated	8,704,000	136	8.9	9.5
	Inferred	7,050,000	166	7.7	11.3

Notes:

Mineral Resources are stated as of 10 September 2015.

Mineral Resources include those Resources converted to Mineral Reserves.

Stated at a cut-off grade of 8% Zn-Eq based on prices of $1.00/lb for both zinc and lead, and $20/oz for silver.

Average processing recovery factors of 78% for Zn, 89% for Pb, and 93% for Ag.

Average payables of 85% for Zn, 95% for Pb, and 81% for Ag.

ZnEq% = (grade of Zn in %) + [(grade of lead in % * price of lead in $/lb * 22.046 * recovery of lead in % * payable lead in %) + (grade of silver in g/t* (price of silver in US$/Troy oz/ 31.10348) * recovery of silver in % * payable silver in %)] / (price of zinc in US$/lb*22.046 * recovery of zinc in % * payable zinc in %).

$ Exchange rate = 1 CAD/USD.

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

2016 PRELIMINARY FEASIBILITY STUDY

An updated Pre-Feasibility Study (“2016 PFS”), based on optimization work undertaken over the past three years, was completed in March 2016 and supersedes the 2012 Pre-Feasibility Study (“2012 PFS”) completed by SNC Lavalin. The 2016 Pre-Feasibility Study was completed by AMC Mining Consultants (Canada) Ltd., and Tetratech Inc. A new Technical Report has been compiled to summarize the PFS and supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014 and filed on SEDAR).

A Technical Report in support of the 2016PFS prepared in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”) will be filed on SEDAR within 45 days ofMarch 30, 2016. The summary results of the PFS reported below are preliminary. For the full details and further information with respect to the key assumptions, parameters, and risks associated with the results of the PFS, the mineral reserve and resource estimates included therein, and other technical information, reference should be made to the complete Technical Report as and when filed on SEDAR.

The pre-tax and post-tax net present values, at 5% and 8% discount rates, and internal rates of return, are illustrated in the table below, all at a Canadian/US dollar exchange rate of 1.25:1 (except the Base Case which is also shown at an exchange rate of 1.375:1). The table also demonstrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian/US dollar exchange rate.

Metal Prices				Pre-Tax				Post-Tax
Zinc/Lead US$/lb		Silver US$/oz		Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80		17.00		449	237	151	16.7	258	121	64	12.5
0.90		18.00		783	459	330	24.8	474	268	184	19.8
1.00		19.00		1,118	682	509	31.9	685	412	302	26.1
1.00	[1]	19.00	[1]	1,428	889	676	38.0	877	543	409	31.4
1.10		20.00		1,453	904	688	38.4	892	553	417	31.8
1.20		21.00		1,788	1,127	867	44.5	1,106	699	536	37.4
1.30		22.00		2,123	1,349	1,046	50.3	1,315	842	653	42.6

Note 1: Foreign Exchange assumed to be $1.375CAD:$1.00US on this line only

The 2016 PFS indicates average annual production of approximately 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate, containing approximately 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver, and yielding average annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $90 million per year and cumulative EBITDA earnings of $1.4 billion over an initial mine life of 17 years, using Base Case metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce for silver.

Pre-production Capital Costs, including that of the new all season road, are estimated at $244 million, including contingency, with payback of three years.

Summary Highlights of the 2016 PFS

(All costs are in Canadian dollars unless indicated otherwise, t=tonne, M=million, g=gram, lb=pound, lbs=pounds, oz=ounces, tpd=tonnes per day, dmt=dry metric tonnes, LOM=life of mine, CDN=Canadian, US=United States).

•	Post-tax Net Present Value, using an 8% discount, of $302M, with a post-tax internal rate of return of 26%, based on base case metal price forecasts of US$1.00/lb for both zinc and lead and US$19.00/oz silver, for the Life of Mine (“LOM”) production at an exchange rate of $1.25CDN:$1.00US.

•	Average EBITDA of $90M per year and cumulative EBITDA of $1,432M over the LOM.

•	17 year mine life based exclusively on a Mineral Reserve of 7.6 million tonnes, grading 8.9% zinc and 8.3% lead, with 128 g/t silver, including a Mineral Reserve in the Main Quartz Vein of 5.2 million tonnes, grading 9.4% zinc, 10.4 % lead and 160 g/t silver.

•	Average annual production of 60,000 dmt of zinc concentrate and 55,000 dmt of lead concentrate containing 86M lbs of zinc, 82M lbs of lead and 1.7M ounces of silver.

•	Pre-production capital cost is estimated to be $216M, of which $59M will be incurred in Year 1 and $157M in Year 2, with an additional contingency of $28M.

•	Average LOM cash operating costs per tonne of ore mined (before transportation costs) are estimated at $165/t.

The 2016 PFS does not take into consideration the Inferred Mineral Resources of 7.0 million tonnes of 11.3% zinc, 7.7% lead and 166 g/t silver, which are currently too speculative geologically to have economic considerations applied to them, but could have the potential to more than double the presently considered mine life. The Prairie Creek orebody continues open-ended at increasing depths to the north.

The 2016 PFS was undertaken to follow up on optimization recommendations listed in the 2012 PFS and to incorporate the increased Mineral Resources and Mineral Reserves, construction and use of an all season road, advanced engineering details and updated capital and operating costs.

Highlights of the 2016 PFS Update

Mine and Mill Parameters
Total ore mined (million tonnes)	7.6	Milling rate (tonnes per day) after DMS	955
Mining rate (tonnes per day)	1,350	Zinc concentrate (tonnes per year)	60,000
Life of Mine (years)	17	Lead concentrate (tonnes per year)	55,000

Life of Mine Statistics

	Ore Grade Initial 10 Years	Ore Grade LOM	Recoveries	Average Annual Metal Production	Payability
Zinc	10.0%	8.9%	83%	86M lbs	85%
Lead	9.8%	8.3%	88%	82M lbs	95%
Silver	154 g/t	128 g/t	87%	1.7M oz	81%

Project Assumptions Base Case

Zinc price	US$1.00/lb	Exchange Rate	$1.25CDN:$1.00US
Lead price	US$1.00/lb	Discount Rate	8%
Silver price	US$19.00/oz

Operating and Capital Costs

Operating Costs**	LOM $/t ore mined	Capital Costs	$M
Mining	79	Pre-production capital	216
Processing	41	Contingency	28
Site Services	22	Total	244
G&A	23
Transportation*	65
Total**	230

* Includes truck, rail, handling and ocean shipping,

** Does not include treatment, refining charges or royalty

Economic Results

	Pre-tax	Post-tax
NPV @ 8% ($M)	509	302
IRR (%)	31.9	26.1
Payback period (years)	3	3
Average annual EBITDA ($M)	90

Significant Improvements in 2016 PFS compared to the 2012 PFS

•	Increased Mineral Reserve tonnes by 46%.

•	LOM 17 years compared to 11 years.

•	More robust and detailed three dimensional geological and mining model developed.

•	New comprehensive mine plan with improved estimates in the calculation of mining grades and tonnages and the subsequent predicted quantity and quality of concentrates produced after mill processing.

•	Additional underground studies support more cost effective mining methods and more accurate capital and operating cost estimates based on contractor pricing.

•	Further metallurgical studies optimize processing and production to concentrate.

•	Cost of major equipment packages, including leasing options included in pre-production capital were accurately estimated via a bidding process conducted by Tetra Tech.

•	Marketability of concentrate confirmed by MOUs signed with Korea Zinc and Boliden.

•	Mining operation based on an all season road access, which replaces the formerly proposed winter road and which:

o	decreases working inventory;

o	ensures more timely delivery of product and consistent supply of materials;

o	increases pre-production capital cost;

o	lowers logistical risk of transporting concentrate and supplies;

o	requires a smaller trucking fleet throughout the year; and

o	allows alternative energy sources such as LNG to be considered.

•	The 2016 PFS reflects the benefits of an increased Mineral Reserves and a longer mine life, more cost-effective mining methodology, improved exchange rate, lower energy costs and lease financing of certain plant and equipment, offset by higher capital costs of road access and lower metal prices assumed in the first two years (2012 PFS assumed US$1.20/lb for lead and zinc and US$28/oz silver for the first two years).

Background to the PFS Update

Over the past three years, following completion of the 2012 PFS, Canadian Zinc has carried out a number of studies and programs to further optimize the viability of the Prairie Creek Project.

Through a number of seasons of site programs, key additional data was generated which form a comprehensive basis for future operations, including additional surface and underground drilling, hydrology, metallurgical studies and marketing. Furthermore, it was determined that an all season road would be an enhancement to the future success of the operation.

In January 2014, CZN engaged TTI Vancouver office for engineering and procurement services. Specifically TTI developed tender packages for mill completion, power generation, dense media separation plant, paste fill plant, water treatment plant, instrumentation and control systems, camp construction and EPCM needed to put the Prairie Creek Mine into production. TTI then evaluated firm price offers received from qualified vendors.

TTI is experienced in the design, development and delivery of equipment related to mining, processing, tailings, and infrastructure and transportation facilities, and has comprehensive knowledge with respect to the unique challenges of designing and constructing mining projects in the Northwest Territories.

Canadian Zinc also continued to engage AMC who are very familiar with the Prairie Creek Project having previously completed Mineral Resource estimates and co-authored the June 2012 Technical Report. AMC is a leading independent mining consultancy, providing services to plan new mines and improve the operations of existing mines, with a primary focus on achieving optimum output and return. AMC completed new Mineral Resource and Mineral Reserve estimates and a detailed mine plan with associated capital and operating costs.

Mineral Resource Estimate

The most recent Mineral Resource estimate was previously announced in a press release dated September 17, 2015. The Mineral Resource was estimated by AMC following completion of the successful 2015 underground exploration program at Prairie Creek, which increased the Measured and Indicated Mineral Resource tonnages by 32%.

A single block model was created to encompass the three mineral domains: Main Quartz Vein (“MQV”), Stockwork (“STK”) and Stratabound (“SMS”). The summary results of the Mineral Resource estimate for the three zones combined, at a cut off of 8% Zn equivalent (“ZnEq”), are shown below.

September 2015 Mineral Resources Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)
Main Quartz Vein (MQV)	Measured	1,313,000	211	11.5	13.2
	Indicated	4,227,000	168	11.6	9.2
	Measured & Indicated	5,540,000	178	11.6	10.2
	Inferred	5,269,000	199	8.7	12.9
Stockwork (STK)	Measured	169,000	116	5.3	12.6
	Indicated	1,953,000	61	3.5	6.6
	Measured & Indicated	2,122,000	66	3.6	7.1
	Inferred	1,610,000	70	4.6	6.2
Stratabound (SMS)	Indicated	1,042,000	54	5.2	10.8
	Measured & Indicated	1,042,000	54	5.2	10.8
	Inferred	170,000	60	6.3	11.2
TOTAL	Measured	1,482,000	200	10.8	13.2
	Indicated	7,222,000	123	8.5	8.7
	Measured & Indicated	8,704,000	136	8.9	9.5
	Inferred	7,049,000	166	7.7	11.3

Notes: Mineral Resources are stated as of 10 September 2015. Mineral Resources include those Resources converted to Mineral Reserves. Stated at a cut-off grade of 8% ZnEq based on prices of US$1.00/lb for both zinc and lead, and US$20/oz for silver. Average processing recovery factors of 78% for Zn, 89% for Pb, and 93% for Ag. Average payables of 85% for Zn, 95% for Pb, and 81% for Ag. ZnEq% = (grade of Zn in %) + [(grade of lead in % * price of lead in $/lb * 22.046 * recovery of lead in % * payable lead in %) + (grade of silver in g/t* (price of silver in US$/Troy oz/ 31.10348) * recovery of silver in % * payable silver in %)] / (price of zinc in US$/lb*22.046 * recovery of zinc in % * payable zinc in %). $ Exchange rate = 1 CAD/USD. The September 2015 Prairie Creek Mine Mineral Resource estimate was completed by Gregory Z. Mosher, P.Geo, Qualified Person (“QP”), as defined by National Instrument 43-101 (“NI 43-101”) of AMC Mining Consultants (Canada) Ltd.

Mineral Reserve Estimate

The September 2015 Measured and Indicated Mineral Resource was subsequently converted into a new Mineral Reserve estimate of 7.6 million tonnes of Proven and Probable Reserves at a combined grade of 17% Pb and Zn plus 128 g/t Ag, which represents a 46% increase in Reserves compared to the 2012 PFS. The estimation of Mineral Reserves by AMC, is shown below.

March 2016 Mineral Reserves, Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	Zinc Equivalent
Main Quartz Vein (MQV)	Proven	1,199,288	186	10.08	12.09	30.70
	Probable	3,966,848	152.62	10.52	8.58	26.79
	Total	5,166,136	160.37	10.42	9.39	27.70
Stockwork (STK)	Proven	174,656	105.01	4.80	11.48	20.83
	Probable	1,297,665	60.72	3.41	6.64	12.87
	Total	1,472,322	65.97	3.57	7.22	13.81
Stratabound (SMS)	Proven	-	-	-	-	-
	Probable	965,132	46.09	4.38	9.03	16.12
	Total	965,132	46.09	4.38	9.03	16.12
TOTAL	Proven	1,373,944	175.70	9.41	12.02	29.45
	Probable	6,229,646	116.97	8.09	8.24	22.24
	Total	7,603,590	127.58	8.33	8.93	23.54

Notes: Mineral Reserves are based on a cut-off grade of 12% ZnEq for LHOS, 11% ZnEq for DAF, an incremental cut-off grade of 9.7% ZnEq for incremental stoping and 7.1% ZnEq for development ore. Cut-off grades are based on a zinc metal price of US$1.00/lb, recovery of 75% and payable of 85%; a lead metal price of US$1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of US$17/oz, recovery of 92% and payable of 81%. Average unplanned dilution and recovery of 14% and 95%, respectively, for LHOS and 6.4% and 95%, respectively, for DAF are assumed. Exchange rates used are CAD$1.25 = US$1.00. The March 2016 Prairie Creek Mine Mineral Reserve estimate was prepared by H. A. Smith, P.Eng, Qualified Person (“QP”), as defined by National Instrument 43-101 (“NI 43-101”) of AMC Mining Consultants (Canada) Ltd.

Mining

The mine will be an underground operation, based primarily on mining the Main Quartz Vein, with a steady state production rate of 1,350 tonnes per day over a 17-year mine life. During full production, approximately 485,000 tonnes of ore per year will be mined. A detailed mine plan has been developed that provides for early access to key areas underground to maximize the metal mined while minimizing mine development.

Mining will be primarily by long-hole open stoping (“LHOS”), with mechanized drift-and-fill (“DAF”) employed for the extraction of the SMS ore, and with the disposal of tailings material underground as paste backfill to be carried out for both mining methods. The objective and operating plan is to use and dispose of 100% of the flotation tailings as backfill.

The mill feed grades from the mine over the first 10 years of operations are projected to be higher than the average LOM feed grades. This is because the major part of ore targeted for mining during the first 10 years is from higher grade areas of the MQV. It is anticipated that exploration definition drilling will be completed in tandem with mining operations and, based on previous exploration experience showing a high conversion rate of Inferred to Indicated Mineral Resources, there is a significant probability that a similar rate of mining in the MQV could be maintained beyond the first 10 years, which would have the potential to further enhance the economics of the operation.

Power Generation Plan

Five new 1.5 MW diesel powered generator units will provide power and heat for the site. These self-contained, pre-commissioned power generator units, supplied on a lease-to-own basis, will be located adjacent to the mill. Maximum power load for the site is estimated at 5.2 MW. These generators will be outfitted with heat recovery systems to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities and mine air.

Processing

The Prairie Creek plant is planned to process the run-of-mine (“ROM”) ore produced from the underground mine. The daily operating throughput will be approximately 1,200 to 1,350 tpd to a Dense Media Separation (DMS) facility, which is at the front end of the mill. The DMS product will be fed to the grinding and flotation circuit at a feed rate is 955 tpd. The designed grinding and flotation circuit availability is 92%. The proposed process flowsheet for the Prairie Creek Project will include:

•	Two stages of crushing to reduce the ROM ore to 100% passing 16 mm.

•	DMS on the coarse fraction of the crushed ore to reject gangue minerals.

•	One stage of grinding on the pre-concentrated ore to 80% passing 80 µm.

•	Lead sulphide flotation producing a lead sulphide concentrate.

•	Zinc sulphide flotation producing a zinc sulphide concentrate.

•	Lead oxide flotation producing a lead oxide concentrate.

•	Concentrate dewatering and load-out systems.

•	Tailings dewatering and paste backfill preparation systems.

Metallurgical tests from the MQV and SMS indicated the two types of mineralization can be commingled during processing without significantly affecting their metallurgical performances. The metallurgical performance of mineralization from the STK is expected to be similar to the vein mineralization. More and better information concerning the characteristics of the ore obtained from studies conducted over the past two years has enabled the design of an enhanced mine plan, which will supply optimal feed to the process plant and provide better predictability of quantity and quality of concentrate products.

Waste Management Plan

Tailings from the mill will be placed permanently underground as paste backfill, produced in a new paste backfill plant, and augmented by DMS reject material in the event of any volume shortfall. The majority of DMS reject and mine development material will be placed in a newly created Waste Rock Pile facility located behind the mill off the Prairie Creek floodplain.

Employment

Approximately 150 people are expected to be employed during initial project construction. A new accommodation block will be constructed at site to accommodate the workforce.

During operations the mine will employ a total of approximately 316 people, including truckers, with half of the employees being on-site at any one time, and with an additional 28 off-site in the Fort Liard and Fort Nelson areas. Personnel will work shifts of three weeks in/three weeks out, with transport by charter flights to the existing on-site 1,000m gravel airstrip. Canadian Zinc’s hiring policy and commitments under its signed Impact and Benefits Agreements are to give preference to qualified local community residents, followed by northern residents. Training programs will be organized to further promote and maximize local aboriginal employment.

Access Road Construction and Transportation Plan

Concentrates will be trucked out and supplies delivered over a proposed new all-season road to connect the mine site to the Liard Highway. Transportation over the all season road will utilize an ice bridge in winter and a barge in summer to cross the Liard River.

The transportation plan utilized in the 2012 PFS envisaged the use of the access road only in the winter months of each year, both for the outbound transportation of concentrates and for the inbound transportation of equipment and supplies, including diesel fuel. This winter road plan would necessitate a large investment in working capital to finance consumables and supplies and also a large build up in concentrate inventory awaiting transportation and sale.

In April 2014, the Company submitted an application to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all-season use. The application is now undergoing environmental assessment before the Mackenzie Valley Review Board.

The all season road will reduce energy costs and also enable the consideration of more environmentally friendly alternative energy sources. Local gas fields in the area may be producing LNG in the near future, which may provide an opportunity to reduce reliance on diesel fuel. An all season road would also have environmental and safety benefits, in that spreading out the trucking schedule over the full year would avoid high or congested traffic in winter months, therefore lower the risk of any accidents or spills.

Canadian Zinc currently holds all the significant regulatory permits for the construction and use of the access road in winter but does not yet hold the permits for the all season road. The Company anticipates that the environmental assessment process for the proposed all season road permit application will take most of the year 2016.

Upon reaching the Liard Highway, concentrates will be trucked to the railhead at Fort Nelson and transported by rail to the port of Vancouver for shipment to smelters overseas. Inbound freight will be trucked as backhaul over the same route. A staging area will be established at the junction of the mine access road and the Liard Highway. A loading area will be constructed at the railhead in Fort Nelson.

Transportation costs included in the 2016 PFS have been estimated at $65 per tonne of ore mined, which includes approximately $33/t for road/truck transportation, $24/t for rail and trans-loading and $8/t for ocean freight.

Concentrate Production

The Prairie Creek Project will produce three types of concentrates: zinc sulphide, lead sulphide and lead oxide. CZN plans to combine the two lead concentrates into one concentrate at the mill site. The concentrates will then be transported in enclosed haul trucks via the mine access road and Liard Highway to Fort Nelson, and from there by train to the Port of Vancouver.

As announced on March 3, 2016, Canadian Zinc has signed MOUs with Korea Zinc and Boliden for the sale of zinc and lead concentrates. These offtake arrangements, with two of the pre-eminent smelting companies in the world, confirm the marketability of Prairie Creek’s zinc and lead concentrates.

The 2016 PFS indicates average annual production of 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate, containing approximately 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver. The sale agreements referenced above will account for all of the planned production of zinc concentrate and about half of the planned production of lead concentrate for the first five years of operation at the Prairie Creek Mine.

The sales agreements will also provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners.

Payables, penalties and quotational periods will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU.

Treatment and refining charges, including deductibles, payable and penalties, vary with smelter location, and individual smelter terms and conditions. The Economic Model used in the 2016 PFS has been prepared assuming average blended indicative treatment charges of US$212 per tonne for zinc sulphide concentrates and US$195 per tonne for lead concentrates, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm Hg per tonne of concentrate.

The Prairie Creek zinc concentrates will contain, to varying degrees, relatively high levels of mercury, reflecting the high grade nature of the orebody. The mercury grade is not consistent throughout the orebody and can vary significantly in different areas of the mine. Canadian Zinc has developed a comprehensive mercury grade prediction model, which has been integrated into the mine plan, in order to better predict and manage the grade of mercury reporting in individual shipments of zinc concentrate.

With the new detailed mine plan model and process schedule, more accurate predictions can be made of the quality and quantity of concentrate that will be produced from year to year during the life of the mine. In summary, it is expected that approximately 20% of the zinc concentrate will grade less than 0.1% Hg; 33% less than 0.15% Hg; 50% less than 0.2% Hg; 92% less than 0.25% Hg; and 100% less than 0.3% Hg, with an average life of mine expected mercury grade of 0.175% Hg. The economic model in the 2016 PFS includes mercury penalties ranging from $700,000 to $4 million per year, with an average of approximately $2 million per year.

Capital Cost Estimates

The contingency level of accuracy of the capital cost estimates ranges between approximately 5% and 25%, with a blended contingency factor of plus or minus 12.7%. The cost estimate of major equipment packages was determined via a bidding process conducted by Tetra Tech in 2015 and is considered a firm price. Where no bid price was obtained the contingency was determined based upon professional judgement.

The general breakdown of the Pre-Production Capital Cost estimate for the Prairie Creek Project is indicated in the following table:

	Capital ($M)
Description	Project Year 1	Project Year 2	Total
Mine development	-	34.5	34.5
Process plant [1]	6.7	12.5	19.2
Support infrastructure [2]	11.5	30.9	42.4
Site Completion [3]	14.8	25.6	40.4
All season road [4]	16.3	41.9	58.2
Owner's costs [5]	9.3	12.1	21.4
Total (excluding contingency)	58.6	157.5	216.1
Contingency	14.7	12.8	27.5
Total Pre-Production Capital Cost	73.3	170.3	243.6

1.	Includes dense media separator; structural upgrading; instrumentation; flotation circuit upgrade; reagent handling; and piping.
2.	Includes power plant; paste plant; water treatment plant; water storage pond; waste rock pile; camp and housing accommodation; warehousing; and facility upgrades.
3.	Includes engineering and construction of surface facilities; freight and logistics; initial fills; and spares.
4.	Includes Liard River crossing and Fort Nelson load-out facility.
5.	Includes reclamation security and insurance.

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and has been estimated at a total of $216 million, excluding contingency, and $244 million including a contingency of $28 million, excluding working capital.

Based on proposals or quotations received, a number of capital items will be provided on a lease-to-purchase basis. The main items included on a capital lease basis are: diesel generators; water treatment plant; paste plant; and some process equipment. The lease costs of such items incurred in the pre-production period are included in pre-production capital costs, and lease costs incurred after production start-up are included in sustaining capital.

Working Capital has been estimated at $30 million, excluding contingency, and $36 million including a contingency of $6 million.

Sustaining Capital over the full life of the mine has been estimated at $70 million, of which approximately 90% is incurred in the first five years, and relates largely to ongoing mine development as the mine is expanded to deeper levels and to the remaining balance of capital lease payments. The financial model indicates that the sustaining capital can be financed from operational cash flows.

Financial Analysis

The Base Case economic model has been developed using long term metal price assumptions of US$1.00/lb zinc, US$1.00/lb lead, and US$19.00/oz silver. These long term price assumptions were selected based on consensus price forecasts published by Consensus Economics Inc. as at February 2016, and a review of market commentary published by various services, including the International Lead and Zinc Study Group, CRU, Metals Bulletin Research, Wood Mackenzie, and other industry sources.

A sensitivity analysis was conducted on the Project model to evaluate its robustness against variations in financial parameters, specifically Base Case metal prices +/- 10% and the Base Case foreign exchange rate plus or minus 10%. The financial analysis with a +/- 10% sensitivity factor centering on the Base Case, showing average annual EBITDA, NPV (at 8% and 5% discount rates), IRR and payback periods, on a post-tax basis is presented in the table below.

	Low Case	Base Case	High Case
Metal Price Scenario [1]	90%	100%	110%
Average Annual EBITDA ($M)	66	90	113
Post-Tax NPV Undiscounted ($M)	451	685	915
Post-Tax NPV @ 8% discount ($M)	171	302	430
Post-Tax NPV @ 5% discount ($M)	252	412	569
Post-Tax IRR	19.0%	26.1%	32.5%
Post-Tax Payback Period (years)	4	3	2
Note 1: Metal prices varied plus/minus 10% and exchange rate unchanged.

Exchange Rate Scenario [2]	$1.125CDN:$1.00US	$1.25CDN:$1.00US	$1.375CDN:$1.00US
Average Annual EBITDA ($M)	70	90	109
Post-Tax NPV Undiscounted ($M)	490	685	877
Post-Tax NPV @ 8% discount ($M)	192	302	409
Post-Tax NPV @ 5% discount ($M)	279	412	543
Post-Tax IRR	20.2%	26.1%	31.4%
Post-Tax Payback Period (years)	4	3	2
Note 2: Exchange rate varied plus/minus 10% and Base Case metal prices unchanged.

A stressed case sensitivity analysis using assumed metal prices of US$0.80/lb for zinc and lead and US$17/oz for silver, and an exchange rate of CDN$1.40:US$1.00, would indicate a pre-tax NPV (8%) of $308 million and IRR 24% (post-tax NPV (8%) $170 million and IRR 19%).

Recommendations for Optimization

A number of recommendations for further optimization and potentially enhanced economics are identified in the 2016 PFS, including:

•	Early completion of construction, engineering and mine development programs to reduce start-up times. This would include preliminary earthworks on water storage pond, waste rock pile, foundations, and upgrades of existing infrastructure in tandem with completing further engineering of new structures.

•	Further optimization of transportation to reduce closure periods and maximize usage

•	Complete permitting of the all season access road.

•	Additional mill studies to further optimize the mill circuit capacity to increase both ore throughput and metal recoveries since there is a high level of confidence that daily mine feed rate could be increased.

•	Further metallurgical tests to optimize process flowsheet, particularly reagent regimes.

•	Further study of on-site or off-site processes to reduce deleterious components of concentrate thereby reducing smelting penalties.

•	Studies to optimize the mine operation by automation and adoption of latest technology.

•	Completion of detailed structural geology study to assist in ore control and better target future exploration.

•	Definition drilling to convert some of the existing Inferred Mineral Resources to Indicated or Measured category to increase LOM.

•	Additional underground paste backfill strength studies.

•	Additional hydrology studies to better design, size and cost water management facilities.

•	Utilizing LNG to partially replace use of diesel to power electrical generation, with the goal of reducing operating costs and further reducing potential environmental impact.

Technical Report on Principal Property – Prairie Creek, Northwest Territories

CANADIAN ZINC CORPORATION
Norman Wells
Tulita
Great Bear Lake
130°
120°
65°
Mackenzie River
Wrigley
Root River
N. Nahanni River
PRAIRIE CREEK MINE
HOWARD'S PASS
CANTUNG MINE
Nahanni National Park Reserve
Flat River
Access Road
Fort Simpson
Mackenzie River
Checkpoint
Jean Marie River
Yellowknife
Great Slave Lake
Fort Providence
Hay River
Enterprise
Nahanni Butte
Liard River
Watson Lake
YUKON TERRITORY
BRITISH COLUMBIA
Liard River
Trout Lake
Trout Lake
Fort Liard
NORTHWEST TERRITORIES
60°
ALBERTA
120°
Fort Nelson
AREA OF MAP
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

As disclosed above a new Mineral Resource estimate was prepared by AMC in March and in September 2015 and the following discussion, extracted from the AMC Technical Report, does not incorporate the new Mineral Resource estimate. The Company does not consider the changes in the resource estimates to be a material change in the affairs of the Company.

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

In June 2015, the Mackenzie Valley Land and Water Board approved the Company’s application that the Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company’s applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit. The Company, accordingly, deposited a total of $1.55 million as security with the Government of the Northwest Territories in August of 2015 to increase the financial assurance relating to current reclamation and closure obligations of the Prairie Creek Mine site as it now exists with its current infrastructure under the Company’s existing surface leases, land use permits and Type “B” Water Licence.

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

Canadian Zinc holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre winter access road along a realignment route which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The winter access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related land use permits and licences related to their respective jurisdictions.

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

The Company submitted its Developer’s Assessment Report to the MVRB in April of 2015. The Company anticipates the environmental assessment and permitting process for this all season road application will take approximately one year to complete. In April 2015, Canadian Zinc submitted its Developer's Assessment Report (“DAR”) to the MVRB. The MVRB completed a preliminary review of the DAR in response to which the Company provided supplementary information to the MVRB partly in the form of a comprehensive DAR Addendum, which was submitted to the MVRB in September 2015 and followed by additional Terrain Analysis data which was submitted in November 2015. The Review Board concluded that the environmental assessment could proceed on existing information but requested some additional information which was subsequently submitted. In February 2016, the Company received Information requests from interested parties which the Company is in the process of responding to. Once all responses to the information requests are submitted a Technical Session will be scheduled and held in Yellowknife.

An all season road would also have the potential to reduce energy costs and would enable the consideration of more environmentally friendly alternative energy sources, as local gas fields in the area may be producing LNG in the near future, which has the potential to reduce reliance on diesel fuel. An all season road would also have environmental benefits, in that there would be much less traffic in winter, and therefore a lower risk of any accidents or spills, and would also provide the potential to promote tourism in the area and thus create long term benefits for the region.

The Company anticipates the environmental assessment process for this all season road application will take most of this year 2016 to complete.

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

In June 2015, the Mackenzie Valley Land and Water Board approved the Company’s application that the Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company’s applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit. The Company, accordingly, deposited a total of $1.55 million as security with the Government of the Northwest Territories in August of 2015 to increase the financial assurance relating to current reclamation and closure obligations of the Prairie Creek Mine site as it now exists with its current infrastructure under the Company’s existing surface leases, land use permits and Type “B” Water Licence.

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

In November 2015, Canadian Zinc and Parks Canada signed a Memorandum of Understanding Phase III regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The Phase III MOU, which is valid for five years from November 2015, renews the previous MOUs signed between the Parties in 2008 and 2012.

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

The Company’s decommissioning liability of the Prairie Creek site, as it currently exists, is calculated as at December 31, 2015 to be $3,142,000 (December 31, 2014 - $3,142,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2032. The discounted decommissioning liability is calculated using a risk free rate of 2.03% per annum (December 31, 2014 – 2.22%).

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

In June 2015, the Mackenzie Valley Land and Water Board approved the Company’s application that the Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company’s applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit. The Company, accordingly, deposited a total of $1.55 million as security with the Government of the Northwest Territories in August of 2015 to increase the financial assurance relating to current reclamation and closure obligations of the Prairie Creek Mine site as it now exists with its current infrastructure under the Company’s existing surface leases, land use permits and Type “B” Water Licence.

The Company also holds various land use permits, water licences and construction permits from the MVLWB and Parks Canada with the requirement to post security for future reclamation in the total amount of $3.33 million, to be posted prior to construction of infrastructure or commencement of operations. The Company has previously posted reclamation security deposits in support of current reclamation obligations in the amount of $525,000 and now has a total of $2.075 million posted. The Company does not anticipate any requirement to post additional funds until project construction is initiated.

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

South Tally Pond Project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.4% zinc, 0.5% copper, 1.2% lead, 1.0 g/t gold and 59.27 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.7% zinc, 0.4% copper, 0.9% lead, 1.0 g/t gold and 50.4 g/t silver (Giroux Consultants 2012);

Tulks South Project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowden 2007); and the Tulks East deposit; and

Long Lake Project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

On June 30, 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”), a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies will share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The collaboration agreement is focused on seven VMS deposits located in central Newfoundland. Four of the deposits are held the Company (Lemarchant, Boomerang-Domino, Tulks East, and Long Lake) and three of the deposits are held by Buchans Minerals (Bobbys Pond, Daniels Pond and Tulks Hill).

The seven deposits have demonstrated resources of various sizes and quality, are all located near the communities of Millertown and Buchans, NL and within trucking distance (30-90 km) of the recently closed Duck Pond Cu-Zn Mine. Individually at this time, the various deposits are not large enough to support stand-alone operations, but could potentially be developed with improving economic factors and by utilizing a central mill facility.

The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

In conjunction with the collaboration agreement, the Company applied and was subsequently awarded research funding by the Research & Development Corporation of Newfoundland and Labrador ("RDC") in December, 2015. The funding was provided to undertake a research program to complete physical and metallurgical bench scale studies on the seven VMS deposits located in central Newfoundland. The RDC is providing funding of $535,000 for the project through the GeoEXPLORE Industry-led R&D Technology Development and Demonstration Program. The total cost of the research project is estimated at $735,000 with Buchans Minerals and the Company each contributing up to $100,000

The bench scale testing program will be followed-up by the development of a process simulation and cost assessment model to evaluate and identify the key factors controlling the earning potential of a centralized milling concept for processing of the satellite base metal deposits. Results from the modelling will be used to help optimize the exploration and development budgets, by focusing on the key factors that are critical to realizing the economic potential of the base metal deposits in central Newfoundland.

Thibault & Associates Inc., an applied process chemical engineering firm located in Fredericton, New Brunswick was awarded the contract to complete bench scale physical/metallurgical studies and the process simulation and cost modelling.

Work completed on the RDC funded research program to December 31, 2015 includes:

•	Diamond drilling was completed in December to obtain fresh metallurgical samples from four of the seven VMS deposits. These included Canadian Zinc’s Boomerang-Domino and Lemarchant deposits and Buchans Minerals’ Bobbys Pond and Daniels Pond deposits. The metallurgical samples and blending instructions were submitted to Thibault & Associates Inc. for mineralogical investigation, grindability characterization, acid generation assessment and bench scale flotation testing.
•	Twelve samples (5-10 kg each) were collected and submitted to Thibault & Associates Inc. in December for bench scale Dense Media Separation (“DMS”) testing. The DMS samples include four (4) samples from the Boomerang-Domino deposit, two (2) samples from the Lemarchant deposit, two (2) samples from the Bobbys Pond deposit and one (1) sample from each of the Tulks East, Long Lake, Tulks Hill and Daniels Pond deposits. The DMS testing is designed to assess the amenability of mineralized samples from the deposits to physical upgrading (pre-concentration) at each site as a potential means of reducing transportation costs from mine site to the milling facility and to maximize head grade to reduce processing costs.

Subsequent to December 31, 2015, the bench-scale Dense Media Separation test program was completed in February, 2016. Highlights of the bench scale test results indicate five (5) of the semi-massive sulphide samples (Long Lake, Domino, Bobbys Pond and Daniels Pond) and one (1) footwall stockwork mineralization sample (Lemarchant) achieved a technically viable DMS separation with a pre-concentrate weighing 60-80% of the original sample weight. The remaining six (6) pyritic massive sulphide and/or barite samples (Boomerang, Lemarchant, Tulks East, Tulks Hill) were not considered technically amenable to upgrading by DMS.

The metallurgical test work including mineralogical investigation, grindability characterization, acid generation assessment and bench scale flotation testing is in progress. The program is scheduled to be completed by November 2016.

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

Vatukoula Gold Mines plc

In 2009, the Company acquired an interest in Vatukoula Gold Mines plc (“Vatukoula”), a UK company which owns and operates the Vatukoula Gold Mine in Fiji.

As at December 31, 2015, the Company held 12,573,380 shares of Vatukoula Gold Mines plc, an unlisted company operating a gold mine in Fiji. The estimated fair value of these shares was $936,000 based upon the offer by Zhongrun International Mining Co. Ltd. (“Zhongrun”), the major shareholder of Vatukoula, to purchase all of the shares of Vatukoula that it did not already own through a matched bargain trading facility. In January 2016, the Company sold all of the 12,573,380 shares of Vatukoula held by the Company to Zhongrun through the matched bargain trading facility for cash of $936,000.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Financial Results for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014 and other public disclosure documents of the Company.

For the year ended December 31, 2015, the Company reported a net loss and comprehensive loss of $8,262,000 compared to a net loss and comprehensive loss of $12,434,000 for the year ended December 31, 2014.

Included in the loss for the year ended December 31, 2015, were exploration and evaluation expenditures of $7,650,000 compared to $9,996,000 for the previous year. The net loss in the year ended December 31, 2015 included a gain of $486,000 on the Company’s marketable securities compared to a loss of $878,000 for the comparative year of 2014 and a gain on changes to the decommissioning provision of $246,000 compared to no gain or loss in the comparative year of 2014. Excluding the gain or loss on marketable securities and the gain on changes to the decommissioning provision, the Company recorded a loss of $8,994,000 for the year ended December 31, 2015 compared to a loss of $11,556,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2015, the Company expensed $7,317,000 on its exploration and evaluation programs at Prairie Creek compared to $7,982,000 for the year ended December 31, 2014. Diamond drilling costs for the Prairie Creek Project in the year ended December 31, 2015 amounted to $3,102,000 compared to $1,163,000 in the year ended December 31, 2014, while mine planning and feasibility studies costs amounted to $1,045,000 in 2015 compared to $3,301,000 for the previous year.

For the year ended December 31, 2015, the Company also expensed $333,000 on its exploration and evaluation properties in central Newfoundland compared to $2,014,000 for the comparative year. In the final quarter of 2015, the Company started a research program to complete physical and metallurgical studies on the Company’s mineral deposits in Newfoundland. This program is being partially funded by the Research & Development Corporation of Newfoundland and Labrador.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2015 was $107,000 versus $169,000 for the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $1,740,000 for the year ended December 31, 2015 compared to $2,226,000 for the comparative year as cost saving measures, including reductions in corporate payroll costs, were implemented in the current year.

Share-Based Compensation

Share-based compensation was $124,000 for the year ended December 31, 2015 versus $23,000 for the comparative year. The increase is due to issuing 3,650,000 Restricted Share Units to senior officers and 276,340 Deferred Share Units to directors both issued in conjunction with a reduction in the cash component of compensation paid to such senior officers and directors.

Other Income (Expenses)

The Company reported a gain on marketable securities of $486,000 for the year ended December 31, 2015 compared to loss of $878,000 for the year ended December 31, 2014. The Company’s marketable securities were completely sold in January 2016 and equal the carrying value as of December 31, 2015.

The Company also recorded a gain on the change in the decommissioning provision of $246,000 for the current year with no comparable gain or loss in the previous year.

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

B. Liquidity and Capital Resources

At December 31, 2015, the Company had a positive working capital balance of $2,482,000 including cash and cash equivalents of $1,674,000, short term investments of $28,000 and marketable securities of $936,000. In January 2016, the Company’s marketable securities were liquidated for cash of $936,000.

The Company’s restricted cash, as at December 31, 2015, increased to $2,075,000 from $525,000 at December 31, 2014 as the Company posted a security deposit in the amount of $1,550,000 with the Government of the Northwest Territories as financial assurance in respect of existing reclamation obligations at the Prairie Cree Mine site.

At December 31, 2014, the Company had cash and cash equivalents of $8,792,000, short term investments of $5,023,000, marketable securities of $450,000, and a positive working capital balance of $12,353,000.

There was no cash inflow from financing activities for year ended December 31, 2015 versus $14,830,000 for the comparative year. During the comparable period 28,572,000 common shares were issued at $0.35 per share and 15,134,000 flow-through shares at $0.38 per share for total net proceeds of $14,473,000. Additionally, 1,513,134 common shares were issued upon the exercise of employee stock options at exercise prices of $0.23 and $0.30 per common share for total proceeds of $357,000.

At the end of August 2015, the Company posted a security deposit in the amount of $1,550,000 with the Minister of Environment and Natural Resources of the Northwest Territories as financial assurance in respect of existing reclamation obligations at the Prairie Creek Mine.

Accounts payable and accrued and other liabilities at December 31, 2015 were $451,000 compared to $2,140,000 as at December 31, 2014. The Company has no long term debt.

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. This is discussed in more detail in the “Risk Factors” section in this Annual Report.

Financing - Use of Proceeds

During 2014, the Company completed an equity financing, which closed July 31, 2014, by way of a short form Prospectus in Canada dated July 23, 2014, raising gross proceeds of $15.8 million. The following table details how the net proceeds of the financing have been used up to December 31, 2015 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Development Programs	$8,000	$6,689
Exploration Programs	5,751	5,751
General and Administrative	722	2,033
Total	$14,473	$14,473

(Unaudited, thousands of Canadian dollars)

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

F. Tabular Disclosure of Contractual Obligations

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2015:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$246	$157	$89	$-	$-
Decommissioning provision (2)	2,728	-	-	-	2,728
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$3,724	$232	$239	$225	$3,028

(1) Represents obligations under operating leases for office space and equipment.

(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

(3) Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Principal Occupation During Preceding Five Years	Date First Became Director of the Company(5)
Brian A. Atkins (2) (3) British Columbia, Canada Director	Chartered Professional Accountant, Chartered Accountant; Partner at KPMG LLP, Chartered Accountants, from 1978 to 2005; Director of BlueShore Financial; Member of Independent Review Committee of Inhance Investment Management Inc. until December 2009; Member of the Institute of Corporate Directors.	June 2008

John F. Kearney (2) Ontario, Canada Chairman, President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994; Director of Vatukoula Gold Mines plc July 2009 to August 2013.	November 2001

Dave Nickerson (2) (3) (4) Northwest Territories, Canada Director	Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.	March 2004

Alan B. Taylor (4) British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004

Trevor L. Cunningham British Columbia, Canada Chief Financial Officer, Vice President Finance and Corporate Secretary	Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since January 2011; Chartered Professional Accountant, Certified Management Accountant.	N/A

(1)	The information as to common shares beneficially owned, controlled or directed by the above-named directors as at the date hereof, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of Health and Safety Committee.
(5)	All Directors are elected annually to hold office until the Company’s next Annual Meeting of shareholders.

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

Base Salary

The Company provides executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment. Base salaries are reviewed annually by the Compensation Committee, which reviewed the base salaries of the senior officers for 2015 and did not recommend any adjustments. The base salaries were considered to be appropriate for the level of experience and skills of each Named Executive Officer. In August 2015, the Company, in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, implemented cost reduction measures which included a reduction in salaries for senior management.

Stock Options

The grant of stock options to purchase common shares of the Company, pursuant to the Company’s stock option plan is an integral component of executive officer compensation packages. The Company's stock option plan is administered by the Board of Directors, with option grants being recommended by the Compensation Committee to the Board. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Previous stock option grants are considered when reviewing executive officer compensation packages as a whole. No stock options were granted to officers or directors in 2015 nor were any stock options exercised.

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

In 2015, the Company granted 3,650,000 RSUs to senior officers. The RSUs granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

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

In 2013, the Compensation Committee considered that the progress with regard to the on-going development of the Prairie Creek Project, including the achievement of a major milestone in obtaining all necessary permits and licences to complete construction and development of the Prairie Creek Mine, were such that the payments of year-end bonuses to each of the CEO, COO and CFO were appropriate. Payment of such bonuses was split into two equal halves with the first half paid in 2013 and the second half in 2014.No incentive bonuses were awarded in 2014 or 2015.

The Company's health benefit plan is available to all full-time employees. The benefit plan is designed to protect the health of all employees and their dependents, and to provide coverage in the event of disability or death.Perquisites and personal benefits provided to executive officers reflect competitive practices and particular business needs. They are not considered a material component of the executive compensation program.

Summary Compensation Table

The following table sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years ended on December 31, 2015, 2014 and 2013 in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2015 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officer" or "NEOs").

						Non-equity incentive plan compensation ($)
Name And Principal Position	Year	Salary ($)		Share- based awards (1) ($)	Option- based awards (1) ($)	Annual incentive plans (2)	Long- term incentive plans (2)	Pension value ($)	All other compensation (3) ($)	Total Compensation ($)

John F. Kearney	2015	134,522		110,000	Nil	Nil	Nil	Nil	Nil	244,522
Chairman, President,	2014	159,181		Nil	Nil	96,792	Nil	Nil	Nil	255,973
CEO and Director (4)	2013	159,181		Nil	Nil	96,792	Nil	Nil	Nil	255,973

Alan B. Taylor	2015	154,560		110,000	Nil	Nil	Nil	Nil	Nil	264,560
COO, Vice President,	2014	268,981	(5)	Nil	Nil	96,792	Nil	Nil	Nil	365,773
Exploration, Director (4)	2013	193,583		Nil	Nil	96,792	Nil	Nil	Nil	290,375

Trevor L. Cunningham	2015	148,942		82,500	Nil	Nil	Nil	Nil	Nil	231,442
CFO, Vice President,	2014	175,000		Nil	Nil	35,700	Nil	Nil	Nil	210,700
Finance	2013	142,800		Nil	Nil	35,700	Nil	Nil	Nil	178,500

Michael Vande Guchte	2015	138,542		55,000	Nil	Nil	Nil	Nil	Nil	193,542
Vice President	2014	175,000		Nil	Nil	Nil	Nil	Nil	Nil	175,000
Exploration (Paragon)	2013	175,000		Nil	Nil	Nil	Nil	Nil	Nil	175,000

(1)	The value of share-based and option-based awards represents the grant date fair value of the stock options awarded. The share-based awards granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

(3)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.

(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.

(5)	Includes $75,398 in vacation pay in respect of unused vacation days accrued in previous years.

Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John F. Kearney	Nil	Nil	Nil	Nil	1,000,000	105,000	Nil

Alan B. Taylor	Nil	Nil	Nil	Nil	1,000,000	105,000	Nil

Trevor L. Cunningham	300,000	0.71	January 27, 2016	Nil	750,000	78,750	Nil
	100,000	0.46	October 3, 2017	Nil

Michael Vande Guchte	23,800	0.81	July 4, 2016	Nil	500,000	52,500	Nil
	200,000	0.46	October 3, 2017	Nil

(1)	Calculated based on the difference between the market value of the shares underlying the option-based awards at the end of the most recently completed financial year, which was $0.105, and the exercise or base price of the option-based award.
(2)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.105.

Incentive plan awards – value vested or earned during the year ended December 31, 2015

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	Nil	N/A	Nil

Alan B. Taylor	Nil	N/A	Nil

Trevor L. Cunningham	Nil	N/A	Nil

Michael Vande Guchte	Nil	N/A	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

Stock Option Plan

Under the 2012 Stock Option Plan (described below), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the 2012 Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company and the appropriate number and percentage of options that should be awarded and held by each party granted options relative to the total number of shares issued and stock options granted.

At December 31, 2015, there were 973,800 stock options outstanding, representing approximately 0.45% of the Company's issued and outstanding common shares as of March 30, 2016, of which 650,000 were granted under the Company's 2012 stock option plan. At the Company's Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new stock option plan (the “2012 Stock Option Plan“). The 2012 Stock Option Plan is a fixed stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company.

The purpose of the Company’s equity compensation plans is to attract and motivate directors, officers and employees of and service providers to the Company (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The 2012 Stock Option Plan authorizes the Board (or compensation committee) to grant stock options to the Optionees on the following terms:

•	Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.
•	The maximum number of shares that may be reserved for issue under the 2012 Stock Option Plan is 7,500,000 common shares, representing approximately 3.44% of the Company's issued and outstanding shares as of December 31, 2015. In addition, options shall only be granted under the 2012 Stock Option Plan to the extent that the aggregate number of shares reserved for issue under the 2012 Stock Option Plan and the 2004 Plan does not exceed 7,500,000 common shares.
•	The total number of shares issuable to all insiders of the Company at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares.
•	The number of shares issued to insiders of the Company as a group, within any one year period, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares as at the end of such one year period.
•	The exercise price for stock options granted under the 2012 Stock Option Plan must be not less than the closing market price on the day preceding the date of grant of the stock options.
•	Vesting of stock options will be at the discretion of the Board, or any committee authorized by the Board to administer the 2012 Stock Option Plan.
•	The maximum term of stock options granted under the 2012 Stock Option Plan will be ten years from the date of grant, subject to extension in the event of a management imposed black-out period.
•	Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.
•	If an Optionee ceases to be eligible to receive options under the 2012 Stock Option Plan as a result of termination for cause, any outstanding options held by such Optionee on the date of such termination shall be cancelled as of that date.
•	If an Optionee ceases to be eligible to receive options under the 2012 Stock Option Plan for reasons other than termination for cause (or death), any outstanding options held by such Optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such stock option or three months after the Optionee ceases to be eligible to receive stock options. Notwithstanding the foregoing, the Board may, on a case by case basis, allow such stock options to remain in full force and effect until any time up to the original expiry time of such stock options, irrespective of whether such expiry time is more than three months after the Optionee ceases to be eligible to receive stock options.
•	Any outstanding stock options held by an Optionee at the time of his or her death shall remain exercisable by the person or persons to whom the rights of the Optionee's stock options are passed by the will of the Optionee or the laws of descent and distribution for a period ending on the earlier of the expiry date of such stock options or one year after the Optionee's death.
•	The Board may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the Toronto Stock Exchange (“TSX”) or any other regulatory body having authority over the Company or the 2012 Stock Option Plan, suspend, terminate or discontinue the 2012 Stock Option Plan at any time, or amend or revise the terms of the 2012 Stock Option Plan or of any option granted under the 2012 Stock Option Plan to:
(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the 2012 Stock Option Plan;
(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;
(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the 2012 Stock Option Plan;
(e)	change termination provisions for an Optionee who is not an insider beyond the original expiry time;
(f)	reduce the exercise price of a stock option for an Optionee who is not an insider; and
(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any stock option previously granted to an Optionee under the 2012 Stock Option Plan without the consent of that Optionee. Any other amendments to the 2012 Stock Option Plan or stock options granted there under will be subject to the approval of the shareholders.

•	The 2012 Stock Option Plan does not contain any provisions relating to the provision of financial assistance by the Company to Optionees to facilitate the purchase of common shares upon the exercise of stock options.
•	Stock options granted under the 2012 Stock Option Plan are not assignable, but may be exercised by the personal representative of a deceased Optionee.
•	The 2012 Stock Option Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of stock options in the event the Company proceeds with certain changes or transactions in which the Company’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the Optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the Optionee would have been entitled had the Optionee held the shares issuable under the stock option before such transaction, with certain exceptions.

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

During the year ended December 31, 2015, the Company issued 3,650,000 RSUs to senior officers and employees which remained outstanding at December 31, 2015. The RSUs granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

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

During the year ended December 31, 2015, the Company issued 276,340 DSUs to directors which remained outstanding at December 31, 2015. The DSUs are fully vested upon issuance; subject to the plan are paid out upon retirement and are assigned a fair value based on the five day volume weighted average share price upon issuance.

Equity Compensation Plan Information

The following table sets out certain details as at December 31, 2015 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Stock Option Plan	650,000	$0.46	6,850,000
Equity compensation plans not approved by security holders (1)	323,800	$0.72	Nil
Deferred Share Unit Plan	276,340	n/a	4,084,614
Restricted Share Unit Plan	3,650,000	n/a	2,891,431
Total	4,900,140	$0.55	13,826,045

(1)	Incentive stock options in the amount of 300,000 were granted outside of the Company’s stock option plan and in accordance with the policies of the TSX. Upon the Company’s acquisition of Paragon Minerals Corporation, incentive stock options were converted from options previously granted and 23,800 remain outstanding at December 31, 2015.

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

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2015, is termination without cause - $290,374; termination without cause or resignation following a change of control - $677,540.

The Company entered into an Employment Agreement effective January 17, 2011 with Mr. Trevor Cunningham, CFO, for his continuing services as an officer of the Company (the “Cunningham Agreement”). Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities amounting to constructive dismissal following a Change of Control. If Mr. Cunningham’s employment is terminated without cause, Mr. Cunningham is entitled to receive twelve months' termination pay at his then current annual salary. In the event of a Change of Control and subsequent termination or constructive dismissal within 12 months of the Change of Control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months' termination pay at his then current annual salary.

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2015, is termination without cause - $175,000; termination without cause following a change of control - $262,500.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2015.

Name	Fees earned ($)	Share- based awards(1) ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins	20,333	12,500	Nil	Nil	N/A	Nil	32,833

John A. MacPherson(2)	15,462	N/A	Nil	Nil	N/A	Nil	15,462

Dave Nickerson	19,333	12,500	Nil	Nil	N/A	Nil	31,833

(1)	The value of share-based and option-based awards represents the grant date fair value of the stock options awarded.

(2)	Mr. MacPherson resigned effective August 12, 2015.

The Company pays each director, other than directors that are also Named Executive Officers, an annual fee of $20,000, (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended. The Chair of the Audit Committee and Compensation Committee (providing the Chair is not also an executive officer of the Company) receives an additional $500 per meeting attended. In August 2015, the Company, in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, implemented cost reduction measures which included a reduction in fees paid to directors. An aggregate of $55,128 was paid to directors for their services as directors during 2015.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board, and will be compensated on a basis to be determined at the time.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (1) ($)
Brian A. Atkins	Nil	Nil	Nil	Nil	Nil	Nil	14,508

Dave Nickerson	Nil	Nil	Nil	Nil	Nil	Nil	14,508

(1)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.105.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2015.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins	Nil	12,500	Nil

Dave Nickerson	Nil	12,500	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.

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

Directors are eligible to participate in the 2012 Stock Option Plan and the DSU Plan. During the financial year ended December 31, 2015, no stock options were granted and 276,340 DSUs were granted to the directors of the Company.

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

The Company maintains insurance for the benefit of the Company’s directors and officers against liability incurred by them in their capacity as directors and officers. The policy provides coverage in respect of a maximum total liability of $5 million, subject to a deductible of $25,000 per event. The premium for 2015 was $22,000 and in 2016 is $22,000. The policy contains standard industry exclusions and no claims have been made to date.

Independence of Members of Board

The Board currently consists of four directors. John MacPherson retired as a director of the Company in August 2015. Two of the directors, Brian Atkins and Dave Nickerson are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board or a committee of the Board.

The Chairman of the Board, John F. Kearney, is not independent in that he is also President and Chief Executive Officer of the Company. Alan B. Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company.

The Chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees. Two of the four Board members of the Company are independent. The Company intends to increase the number of independent Board members to at least three at the next Annual General Meeting. This is considered sufficient at the current time to enable the Board to carry out its duties and responsibilities. The Company does not have an appointed lead director.

Management Supervision by the Board

The Chief Executive Officer and Chief Operating Officer report upon the operations of the Company directly to the Board on a regular basis. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. A majority of the Audit Committee is composed of independent directors who meet with the Company’s auditors, and without management in attendance if considered necessary or desirable. The independent directors have regular and full access to management and are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

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

Participation of Directors in Board Meetings

In the year ended December 31, 2015, eight Board meetings were held. In addition, there were four meetings of the Audit Committee, two of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Brian A. Atkins	8 of 8	6 of 6

John F. Kearney	8 of 8	N/A

John A. MacPherson (1)	6 of 6	3 of 3

Dave Nickerson	8 of 8	7 of 7

Alan B. Taylor	8 of 8	1 of 1

(1)	Mr. MacPherson resigned effective August 12, 2015.

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

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2015, the Compensation Committee of the Board consisted of Brian Atkins, John MacPherson and Dave Nickerson (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

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

Composition of Audit Committee

The Audit Committee, as of the date of this Annual Report, is composed of Brian Atkins, Dave Nickerson and John Kearney. The Company considers each member of the Audit Committee to be financially literate for the purposes of National Instrument 52-110 (“NI 52-110”). A majority of the committee members are independent and the Board of Directors, relying on NI 52-110 Section 3.5, have determined that such reliance will not materially affect the ability of the audit committee to act independently and satisfy the requirements of NI 52-110. The Company intends to increase the number of independent Board members to at least three at the next Annual General Meeting and will ensure each member of the Audit Committee be independent.

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

John Kearney is financially literate. He is a mining and business executive with over forty years’ experience in the mining industry internationally. He holds law and economics degrees from University College Dublin, a Masters Degree in Business Administration from Trinity College, Dublin and obtained the designation Associate of the Chartered Institute of Secretaries and Administrators (ACIS) in which he completed advanced accounting courses. He is a member of the Law Society of Ireland.

Mr. Kearney has been an officer and director of public companies for a period in excess of forty years. He has an in depth understanding of the accounting principles used by the Corporation to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. He has in depth experience in supervising the preparation, auditing analyzing and evaluation of financial statements with accounting issues at least comparable to the financial statements and the issues that can be reasonably be expected to be raised by the Corporation’s financial statements. He has an in depth understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year (January 1, 2015) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the Audit Committee is informed of each particular service. All of the engagements and fees for fiscal 2015 and 2014 were approved by the Audit Committee. The Audit Committee reviews with the auditors whether non-audit services to be provided, if any, are compatible with maintaining the auditor’s independence.

D. Employees

As of December 31, 2015, the Company had eight employees. Seven employees are based in the Company’s corporate offices, two in Ontario, Canada and five in British Columbia, Canada. One employee in Northwest Territories, Canada is based in the Company’s field office. In addition, the Company utilizes the services of contractors to assist in certain tasks and projects. There has been a decrease in the number of employees over the last three years as the Company in the most recent fiscal period has moved to contain costs. The Company’s employees are not members of a labour union.

E. Share Ownership

The following table sets forth the shareholdings, to the best of Management’s knowledge, owned beneficially, directly or indirectly, by the Company’s directors and officers as of March 30, 2016. There were 218,047,709 common shares issued and outstanding as of March 30, 2016.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of the Company’s knowledge the following table sets forth information regarding the share ownership of the Company as of March 30, 2016 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares.

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

Outstanding Share Data

As at March 30, 2016, the Company has 218,047,709 common shares issued and outstanding. In addition, there are outstanding stock options; share purchase options and warrants for a further 673,800; 3,926,340 and 16,908,360 common shares respectively.

As of March 30, 2016, there were 89 shareholders of record of the Company’s common shares in the United States, holding 1.14% of the outstanding common shares of the Company.

B. Related Party Transactions

During the year ended December 31, 2015, the Company incurred rent expense in the amount of $24,000 (2014 - $24,000 and 2013 - $24,000) with a corporation in which the Chairman of the Company is also a director. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2015, $nil was owed to related parties and was included in accounts payable and accrued and other liabilities (December 31, 2014 - $2,000).

Other than as noted above, there were no material transactions in the fiscal year ended December 31, 2015, or proposed material transactions between the Company or any of its subsidiaries and:

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2015, other than as discussed in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “CZN”. The Company’s common shares also trade on the OTCQB in the United States under the symbol “CZICF”.

Trading on the TSX

The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2015.

Year Ended	High CDN$	Low CDN$
December 31, 2015	0.24	0.06
December 31, 2014	0.54	0.18
December 31, 2013	0.73	0.37
December 31, 2012	0.78	0.35
December 31, 2011	1.34	0.52

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2015.

Quarter Ended	High CDN$	Low CDN$
December 31, 2015	0.13	0.06
September 30, 2015	0.14	0.07
June 30, 2015	0.21	0.13
March 31, 2015	0.24	0.20
December 31, 2014	0.25	0.18
September 30, 2014	0.39	0.27
June 30, 2014	0.42	0.29
March 31, 2014	0.54	0.41

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
February 28, 2016	0.12	0.09
January 31, 2016	0.11	0.08
December 31, 2015	0.13	0.07
November 30, 2015	0.09	0.06
October 31, 2015	0.10	0.06
September 30, 2015	0.10	0.07

Trading on the OTCQB

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for the last five fiscal years ended December 31, 2015.

Year Ended	High U.S.$	Low U.S.$
December 31, 2015	0.20	0.05
December 31, 2014	0.48	0.15
December 31, 2013	0.73	0.36
December 31, 2012	0.80	0.34
December 31, 2011	1.38	0.52

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for each quarterly period in the two most recent fiscal years ended December 31, 2015.

Quarter Ended	High U.S.$	Low U.S.$
December 31, 2015	0.09	0.05
September 30, 2015	0.13	0.05
June 30, 2015	0.17	0.11
March 31, 2015	0.20	0.16
December 31, 2014	0.23	0.15
September 30, 2014	0.35	0.22
June 30, 2014	0.39	0.28
March 31, 2014	0.48	0.37

The following table sets forth the high and low sales prices on the OTCQB for the common shares of the Company for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
February 28, 2016	0.09	0.06
January 31, 2016	0.08	0.06
December 31, 2015	0.09	0.05
November 30, 2015	0.07	0.05
October 31, 2015	0.08	0.05
September 30, 2015	0.08	0.05

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2015, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Categories of financial instruments

		December 31, 2015	December 31, 2014
Cash and cash equivalents	FVTPL	$1,674	$8,792
Short-term investments	FVTPL	28	5,023
Marketable securities	FVTPL	936	450
Other receivables	Loans and receivables	54	368
Other long-term assets	FVTPL	2,075	525
Accounts payable	Other financial liabilities	(298)	(1,303)
Accrued and other liabilities	Other financial liabilities	(153)	(837)

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2015, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2015, with other variables unchanged, 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $71,000. The Company does not have any debt obligations which expose it to interest rate risk.

Fluctuations in foreign currencies may impact profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company held marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2015, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would increase or decrease by $4,000, respectively.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The carrying value of these financial assets at December 31, 2015 is $4,713,000 (December 31, 2014 - $14,790,000). At December 31, 2015, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. As at December 31, 2015, the Company had positive working capital of $2,482,000 (December 31, 2014 - $12,353,000). Given positive working capital, the Company believes it will be able to meet its current obligations. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

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

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework). Based on this evaluation, as at December 31, 2015, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

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

C. Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, has been audited by the Company’s independent registered public accounting firm, KPMG LLP. KPMG LLP has expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2015, and their report is included with the Company’s consolidated financial statements.

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

Item 16C. Principal Accountant and Fees and Services

The aggregate amounts billed by the Company’s principal auditors for the two fiscal years ended December 31, 2015 for audit fees, audit related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2015 (4)	Year Ended December 31, 2014
Audit Fees (1)	$110,000	$140,000
Audit-Related Fees (2)	-	50,000
Tax Fees (3)	-	-
All Other Fees	-	-
Total	$110,000	$190,000

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

Item 16F. Change in Registrants’s Certifying Accountant

Following completion of the 2014 audit, the Board carried out an assessment of the audit requirements of the Company and, in the interest of cost saving and efficiency, conducted a review and selection process for the appointment of an auditor. Proposals were requested and received from three auditing firms, including the former auditors Ernst & Young LLP. Following an assessment of the various proposals received, the Board recommended the appointment of KPMG LLP as auditors of the Company.

Ernst & Young LLP, the predecessor auditor, has not issued a report on the Company’s financial statements of the previous two years ending December 31, 2014 containing an adverse opinion, a disclaimer, or was qualified or uncertain. Additionally, the Company has not in the previous two years ending December 31, 2014 disagreed with Ernst & Young LLP with regard to accounting principles or practices, financial statement disclosure or audit scope or procedure.

At the Annual General Meeting, held in June 2015, KPMG LLP, Chartered Accountants, were appointed as auditors of the Company.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

Item 19. Exhibits

Financial Statements

Annual Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Canadian dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Canadian Zinc Corporation

We have audited Canadian Zinc Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Canadian Zinc Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Canadian Zinc Corporation

In our opinion, Canadian Zinc Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Canadian Zinc Corporation as of December 31, 2015, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year then ended and our report dated March 30, 2016 expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Professional Accountants

March 30, 2016

Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Canadian Zinc Corporation

We have audited the accompanying consolidated financial statements of Canadian Zinc Corporation, which comprise the consolidated statement of financial position as at December 31, 2015, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Canadian Zinc Corporation

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Canadian Zinc Corporation as at December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that Canadian Zinc Corporation has no current sources of revenue and its ability to carry out its planned business objectives is dependent on its ability to raise adequate financing to continue the development of the Prairie Creek Mine. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that cast substantial doubt about Canadian Zinc Corporation’s ability to continue as a going concern.

Comparative Information

The consolidated financial statements of Canadian Zinc Corporation as at December 31, 2014 and for the years ended December 31, 2014 and 2013 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 31, 2015.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canadian Zinc Corporation’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2016 expressed an unqualified opinion on the effectiveness of Canadian Zinc Corporation’s internal control over financial reporting.

//s// KPMG LLP

Chartered Professional Accountants

March 30, 2016

Vancouver, Canada

CANADIAN ZINC CORPORATION

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	As at December 31, 2015	As at December 31, 2014

ASSETS
Current
Cash and cash equivalents (Note 4)	$1,674	$8,792
Short-term investments (Note 5)	28	5,023
Marketable securities (Note 6)	936	450
Other receivables and prepaid expenses	295	699

Total Current Assets	2,933	14,964

Restricted cash (Note 7)	2,075	525
Property, plant and equipment (Note 8)	777	782
Exploration and evaluation assets (Note 9)	5,398	5,628

Total Assets	$11,183	$21,899

LIABILITIES
Current
Accounts payable	$298	$1,303
Accrued and other liabilities	153	837
Flow-through share premium (Note 11 and 14)	-	471

Total Current Liabilities	451	2,611

Decommissioning provision (Note 10)	1,825	2,243

Total Liabilities	2,276	4,854

SHAREHOLDERS' EQUITY
Share capital (Note 11)	104,028	104,028
Reserves (Note 12)	14,394	14,270
Deficit	(109,515)	(101,253)

Total Shareholders’ Equity	8,907	17,045

Total Liabilities and Shareholders’ Equity	$11,183	$21,899
Nature of Operations and Going Concern (Note 1)
Subsequent Event (Note 6)
Commitments (Note 20)

Approved by the Board of Directors:

“John F. Kearney”	“Brian A. Atkins, CPA, CA”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for share information)

	Years ended December 31,
	2015	2014	2013

Income
Investment income	$107	$169	$106

Expenses
Depreciation	10	8	8
Exploration and evaluation (Note 13)	7,650	9,996	6,089
Listing and regulatory	85	58	65
Management and directors	690	850	1,278
Office and general	531	604	569
Professional	189	298	374
Project evaluation	-	-	15
Shareholder and investor communications	245	416	440
Share-based compensation (Note 12)	124	23	120
	9,524	12,253	8,958

Other income (expense)
Gain (loss) on marketable securities (Note 6)	486	(878)	(3,626)
Gain on sale of net smelter return royalty (Note 9)	-	-	5,439
Finance costs (Note 10)	(48)	(60)	(49)
Gain on change in decommissioning provision (Note 10)	246	-	177
Tax deduction recovery (Note 14)	471	588	-
	1,155	(350)	1,941

Net loss for the year	(8,262)	(12,434)	(6,911)

Other comprehensive income (loss)	-	-	-

Comprehensive loss for the year	$(8,262)	$(12,434)	$(6,911)

Net loss per share - basic and diluted	$(0.04)	$(0.06)	$(0.04)

Weighted average number of shares outstanding

Basic and diluted	218,047,709	192,465,968	166,539,368

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	Years ended December 31,
	2015	2014	2013

Operating Activities
Net loss for the year	$(8,262)	$(12,434)	$(6,911)
Adjustments for items not involving cash:
Accretion and depreciation expense (Note 8 and 10)	129	154	173
Loss (gain) on marketable securities (Note 6)	(486)	878	3,626
Share-based compensation (Note 12)	124	23	120
Gain on sale of net smelter return royalty (Note 9)	-	-	(5,439)
Gain on changes to decommissioning provision (Note 10)	(246)	-	(177)
Tax deduction recovery (Note 14)	(471)	(588)	-
Change in non-cash working capital items:
Other receivables and prepaid expenses	401	24	(154)
Accounts payable and accrued liabilities	(1,681)	540	(128)
	(10,492)	(11,403)	(8,890)

Financing Activities
Capital stock issued (Note 11)	-	15,751	4,005
Issuance costs (Note 11)	-	(1,278)	(304)
Proceeds from exercise of options and/or warrants (Note 12)	-	357	46
	-	14,830	3,747

Investing Activities
Redemption (purchase) of short-term investments (Note 5)	5,000	(2,995)	3,453
Payment of reclamation security deposits (Note 7)	(1,550)	-	-
Property, plant and equipment (Note 8)	(76)	(16)	(13)
Sale of NSR (Note 9)	-	-	10,271
Exploration and evaluation assets (Note 3)	-	-	(416)
	3,374	(3,011)	13,295

Net change in cash and cash equivalents	$(7,118)	$416	$8,152

Cash and cash equivalents, beginning of year	$8,792	$8,376	$224

Net change in cash and cash equivalents	(7,118)	416	8,152

Cash and cash equivalents, end of year	$1,674	$8,792	$8,376

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except for share information)

	Share Capital
	Number	Amount	Reserves	Deficit	Total
Balance, December 31, 2012	164,031,781	$87,250	$12,470	$(81,908)	$17,812
Issue of shares at $0.62 per share	6,460,000	4,005	-	-	4,005
Share issuance costs	-	(304)	-	-	(304)
Share purchase warrants	-	(92)	92	-	-
Exercise of options at $0.23 per share	200,000	66	(20)	-	46
Messina Minerals Acquisition (Note 3)	2,132,714	896	-	-	896
Options and warrants converted upon Messina acquisition	-	-	19	-	19
Exploration and evaluation asset acquisition (Note 3)	4,080	2	-	-	2
Share-based compensation	-	-	120	-	120
Net loss for the year	-	-	-	(6,911)	(6,911)
Balance, December 31, 2013	172,828,575	$91,823	$12,681	$(88,819)	$15,685
Issue of shares at $0.35 per share	28,572,000	10,000	-	-	10,000
Issue of shares at $0.38 per share	15,134,000	4,692	-	-	4,692
Share issuance costs	-	(1,278)	-	-	(1,278)
Share purchase warrants	-	(1,723)	1,723	-	-
Exercise of options at $0.23 per share	1,513,134	514	(157)	-	357
Share-based compensation	-	-	23	-	23
Net loss for the year	-	-	-	(12,434)	(12,434)
Balance, December 31, 2014	218,047,709	$104,028	$14,270	$(101,253)	$17,045
Share-based compensation	-	-	124	-	124
Net loss for the year	-	-	-	(8,262)	(8,262)
Balance, December 31, 2015	218,047,709	$104,028	$14,394	$(109,515)	$8,907

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. There are however material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern which are discussed below.

The Company has a history of losses with no operating revenue other than interest income, and has working capital of $2,482,000 as at December 31, 2015. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustment which could be material and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the consolidated financial statements.

2.         Significant Accounting Policies

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on March 30, 2016.

(b)	Basis of Preparation and Consolidation

These audited consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These audited consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on December 31, 2015. The accounting policies adopted by the Company have been applied consistently to all periods presented. These audited consolidated financial statements are presented in the Company’s functional currency of Canadian dollars.

These audited consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.         Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting year. Actual results may differ from these estimates.

i.	Business and asset acquisitions: Identifying a purchase transaction as being a business combination or an asset purchase requires judgment regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances. Estimation is also required to determine the fair values of assets acquired and liabilities assumed.

ii.	Valuation of exploration and evaluation assets: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

iii.	Decommissioning provision: Decommissioning provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require significant judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, regulations and remediation practices and the expected timing of remediation work.

iv.	Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 12.

(d)	Financial Assets

Financial assets are initially recorded at fair value and designated upon initial recognition into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment, if any. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities, and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary, which are recorded in profit or loss. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying value of the asset.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

Significant Accounting Policies (continued)

(e)	Impairment of Non-Financial Assets

The Company assesses at each reporting date the carrying amounts of non-financial assets to determine whether there is an indication of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount of an asset or cash-generating unit is the greater of fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. For the purpose of impairment testing, assets are grouped at lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A previously recognized impairment loss is reversed only if there has been a significant change in or reversal of the circumstances or events that gave rise to the previously recognize impairment loss.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less from the date of purchase.

(g)	Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase.

(h)	Marketable Securities

Marketable securities are recorded at their fair market value on the date of acquisition and are classified as FVTPL. The carrying value of the marketable securities is adjusted at each subsequent reporting period to their estimated fair value (based upon the market bid price and the Bank of Canada quoted exchange rate if applicable) with the resulting unrealized gains or losses recognized in comprehensive income or loss for the year. Transaction costs relating to the purchase of marketable securities are expensed directly to profit or loss.

(i)	Foreign Currency Transactions

The Company’s reporting currency and the functional currency of its subsidiaries is the Canadian dollar as this is the principal currency of the economic environment in which the Company operates. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate in effect at the financial statement date. Foreign exchange gains or losses arising from translation are recognized in profit and loss for the reporting year.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.         Significant Accounting Policies (continued)

(j)	Property, Plant and Equipment (“PPE”)

Items of PPE are carried at acquisition cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is provided on a declining-balance basis, less the estimated residual value, at the following annual rates:

Mining equipment	30%
Office equipment	20%

Buildings and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on buildings and leasehold improvements are provided on a straight-line basis over the life of the asset.

Depreciation methods, material residual value estimates and estimates of useful lives are reviewed at each reporting date and updated as required. Gains or losses arising on the disposal of PPE are determined as the difference between the proceeds on disposition and the carrying value of the assets and are recognized in profit or loss at the time of the disposal. Amortization of the Prairie Creek plant and mill will be based on the unit-of-production method using estimated proven and probable reserves.

(k)	Exploration and Evaluation Assets

Exploration and evaluation assets include acquired mineral use rights for mineral properties held by the Company. The amount of consideration paid (in cash or share value) for mineral use rights is capitalized. The amounts shown for exploration and evaluation assets represent costs of acquisition incurred to date, less recoveries and impairments, if any, and do not necessarily reflect present or future values. Amounts received for the sale of mineral properties and for option payments are treated as reductions of the cost of the property, with payments in excess of capitalized costs recognized in income.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. Subsequent recovery of the resulting carrying value depends on successful development or sale of the mineral property. If a mineral property does not prove viable, all unrecoverable costs associated with the project net of any impairment provisions are written off

Exploration and evaluation assets will be amortized to profit or loss once commercial production has been achieved or written off if the exploration and evaluation assets are abandoned or sold. Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

Included in the cost of exploration and evaluation assets is the cost of the estimated decommissioning provision.

Ownership in exploration and evaluation assets involves certain inherent risks, including geological, fluctuation in metal prices, operating costs, and permitting risks. Many of these risks are outside the Company’s control. The ultimate recoverability of the amounts capitalized for the exploration and evaluation assets is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining and retaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Estimates of the recoverability of the Company’s investment in exploration and evaluation assets have been based on current and expected conditions. However, it is possible that changes could occur which may adversely affect management’s estimates and may result in future write downs of exploration and evaluation assets carrying values.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyance history characteristics of many mineral properties.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

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

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through profit or loss. The Company has no financial liabilities classified as FVTPL.

(m)	Decommissioning, Restoration and Other Provisions

The Company recognizes provisions for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a decommissioning provision is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit-of-production method. Subsequent to initial recognition the carrying value of the provision is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. This accretion expense is recognized in profit or loss as finance costs. Changes to estimated future decommissioning costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning provision and the related asset.

(n)	Flow-Through Shares

Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to exploration and evaluation expenditures may be claimed by investors instead of the entity. The issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the consolidated statement of financial position to recognize the obligation to incur and renounce eligible resource exploration and evaluation expenditures. The tax deduction is measured as the difference between the current market price of the Company’s common shares and the issue price of the flow-through share. Upon incurring and renouncing eligible resource exploration and evaluation expenditures, the Company recognizes the sale of tax deductions as a tax deduction recovery on the consolidated statement of comprehensive income or loss and accordingly reduces the liability for flow-through shares premium.

(o)	Investment Income

Investment income on cash and cash equivalents and short-term investments is recognized as it is earned.

(p)	Exploration and Evaluation Expenditures

Exploration and evaluation expenditures, other than those described in Note 2(k), are recognized in profit and loss. Expenditures incurred before the company has obtained legal rights to explore areas of interest are also recognized in profit and loss. Expenditures incurred by the Company in connection with the development of mineral resources after such time as mineral reserves are proven or probable; permits to operate the mineral resource property are received; financing to complete development has been obtained; and approval of the Board of Directors to commence mining development and operations are capitalized as deferred development expenditures within the exploration and evaluation asset (see Note 2(k)).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.         Significant Accounting Policies (continued)

(q)	Share-based Compensation

The Company follows the fair value method of accounting for the stock option awards granted to employees, directors and consultants. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and the expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock. Share-based compensation is amortized to earnings over the vesting period of the related option.

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

Diluted earnings per share calculations are based on the net income attributable to common shareholders for the year divided by the weighted average number of common shares outstanding during the year plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the year. The incremental number of common shares that would be issued is included in the calculation of diluted earnings (loss) per share.

Diluted loss per share calculations are based on the net loss attributable to common shareholders for the year divided by the weighted average number of common shares issued and outstanding during the year. Stock options and share purchase warrants are not included in the computation of loss per share as such inclusion would be anti-dilutive.

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

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.         Significant Accounting Policies (continued)

(u)	IFRS Standards Adopted

As of January 1, 2015, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards.

IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Amendment)	Business Combinations
IFRS 8 (Amendment)	Operating Segments
IFRS 13 (Amendment)	Fair Value Measurement
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 24 (Amendment)	Related Party Disclosures
IAS 38 (Amendment)	Intangible Assets
IAS 40 (Amendment)	Investment Property

The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company.

(v)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that effect the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company does not expect the adoption of IFRS 9 to have a material effect on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.         Messina Minerals Inc. Acquisition

The Company undertook no significant acquisitions during the years ended December 31, 2015 and 2014.

On December 20, 2013, the Company acquired the outstanding shares of Messina Minerals Inc. (“Messina”), a company which holds mineral interests in the Canadian province of Newfoundland and Labrador.

Total consideration paid was $1,372,000, which was comprised of the issuance of 2,132,714 common shares valued at $896,000 based on the closing market price of the Company’s shares on December 20, 2013 of $0.42 per share, conversion of options and warrants with a fair value of $19,000 (See Note 12), 3,000,000 Messina shares previously acquired and valued at $180,000 based on the closing market price of Messina shares on December 20, 2013 of $0.06 per share and transaction costs of $277,000. A fair value of $1,324,000 was allocated to exploration and evaluation assets for the mineral interests. (See Note 9).

4.         Cash and Cash Equivalents

The Company’s cash and cash equivalents at December 31, 2015 consisted of cash of $301,000 and cash equivalents of $1,373,000 (December 31, 2014 - cash of $446,000 and cash equivalents of $8,346,000).

5.         Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At December 31, 2015, short-term investments had a carrying value of $28,000, earning income at a rate of 0.75% (December 31, 2014 - $5,023,000, earning income at a rate of 1.75%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

6.         Marketable Securities

As at December 31, 2015, the Company held 12,573,380 shares of Vatukoula Gold Mines plc (“Vatukoula”), an unlisted company operating a gold mine in Fiji. The estimated fair value of these shares was $936,000 based upon the offer by Zhongrun International Mining Co. Ltd. (“Zhongrun”), the major shareholder of Vatukoula, to purchase all of the shares of Vatukoula that it did not already own through a matched bargain trading facility. In January 2016, the Company sold all of the 12,573,380 shares of Vatukoula held by the Company to Zhongrun through the matched bargain trading facility for cash of $936,000.

7.         Restricted Cash

As at December 31, 2015, restricted cash comprised reclamation security deposits totaling $2,075,000 (December 31, 2014 - $525,000) held by government agencies as financial assurance in respect of certain reclamation obligations at the Prairie Creek Property. During the year ended December 31, 2015, the Company remitted $1,550,000 (December 31, 2014 – nil) to the Minister of Environment and Natural Resources of the Northwest Territories as financial assurance in respect of existing reclamation obligations.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.         Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Acquisition Cost
December 31, 2013	$40	$500	$1,673	$164	$80	$2,457
Additions during the year	-	-	16	-	-	16
December 31, 2014	40	500	1,689	164	80	2,473
Additions during the year	-	-	53	23	-	76
December 31, 2015	40	$500	$1,742	$187	$80	$2,549

Accumulated Depreciation
December 31, 2013	$-	$-	$1,396	$141	$60	$1,597
Depreciation for the year	-	-	86	6	2	94
December 31, 2014	-	-	1,482	147	62	1,691
Depreciation for the year	-	-	71	7	3	81
December 31, 2015	$-	$-	$1,553	$154	$65	$1,772

Net Book Value
December 31, 2013	$40	$500	$277	$23	$20	$860
December 31, 2014	40	500	207	17	18	782
December 31, 2015	40	500	189	33	15	777

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

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

In May 2013, the Company sold a 1.2% net smelter returns royalty on the Prairie Creek Mine for net proceeds of $10,271,000 to Sandstorm Metals & Energy Ltd.

	December 31, 2015	December 31, 2014
Prairie Creek Mine	$-	$220
Newfoundland properties	5,398	5,408

	$5,398	$5,628

The Company has incurred historical exploration and evaluation costs of $76,651,000 on the Prairie Creek Mine asset and $3,596,000 on exploration properties in central Newfoundland (see Note 13) and has expensed these costs pursuant to its accounting policy.

10.      Decommissioning Provision

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 17 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures.

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2014 - $3,142,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be 2035. The decommissioning provision is discounted using a risk free rate of 2.03% (December 31, 2014 – 2.22%).

The accretion expense is included in finance costs in the consolidated statement of comprehensive loss. Reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the Prairie Creek Mine asset. Changes in the reclamation and closure costs resulting from changes in the timing, estimated cost or discount rate requires an offsetting change in the carrying value of the corresponding exploration and evaluation asset. Decreases in the decommissioning provision result in a corresponding decrease to the asset until the corresponding asset is reduced to nil, after which a decrease in the decommissioning provision is recognized as a gain in the consolidated statement of comprehensive loss.

For the year ended December 31, 2015, a change in cost estimates reduced the decommissioning provision by $466,000, resulting in a reduction in the carrying value of the Prairie Creek Mine asset by $220,000 (see Note 9) with the excess recognized as a gain on change in estimate of the decommissioning provision of $246,000 (2014 - $nil and 2013 - $177,000) and included in other income on the consolidated statement of comprehensive loss.

	December 31, 2015	December 31, 2014	December 31, 2013
Balance – beginning of year	$2,243	$1,963	$2,146
Accretion expense	48	60	49
Change in estimates	(466)	220	(234)

Balance – end of year	$1,825	$2,243	$1,963

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Share Capital

Authorized: Unlimited common shares with no par value (2014 – unlimited).

Issued and outstanding: 218,047,709 common shares (December 31, 2014 – 218,047,709).

(a)	During the year ended December 31, 2014

i.	On July 31, 2014, the Company completed a bought deal public offering of units and flow-through shares (the “Offering”) through a syndicate of underwriters led by Dundee Securities Ltd. and included Canaccord Genuity Corp. and Paradigm Capital Inc. (together, the ("Underwriters")). The Company issued 28,572,000 units (“Units”) at a price of $0.35 per Unit for gross proceeds of $10,000,000, and 15,134,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,751,000. Each Unit is comprised of one common share and one half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

In total, the gross proceeds of the Offering amounted to $15,751,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,622,360 non-flow-through shares at any time until July 31, 2016 at a price of $0.35 per share. Net proceeds from the issuance were $14,473,000 after issuance costs comprised of the agent’s commission of $945,000 and other issuance costs of $333,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $1,723,000. The sale of tax deductions of $1,059,000, measured as the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was deferred and recorded as a current liability in the consolidated statement of financial position.

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

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves

(a)	Stock Options

At December 31, 2015, there were 973,800 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The Company’s stock option plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

	December 31, 2015		December 31, 2014		December 31, 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,693,800	$0.47	7,247,734	$0.42	7,605,533	$0.46
Exercised	-	-	(1,513,134)	0.24	(200,000)	0.23
Converted	-	-	-	-	138,134	0.30
Expired	(4,060,000)	0.45	(40,800)	1.14	(258,433)	1.62
Forfeited	(660,000)	0.45	-	-	(37,500)	0.46
Outstanding, end of year	973,800	$0.55	5,693,800	$0.47	7,247,734	$0.42

As at December 31, 2015, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 1.2 years, to purchase an aggregate 973,800 common shares as follows:

	Options Outstanding and Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price
January 27, 2016	300,000	$0.71
July 4, 2016	23,800	0.81
October 3, 2017	650,000	0.46
	973,800	$0.55

For the year ended December 31, 2015, the Company did not recognize any share-based compensation expense for stock options granted to directors, officers and employees (2014 - $23,000 and 2013 - $120,000).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

During the year ended December 31, 2015, the Company issued 3,650,000 RSUs to senior officers and 276,340 DSUs to directors (2014 – nil and nil). At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding common shares of the Company. At December 31, 2015, there were 3,650,000 RSUs and 276,340 DSUs outstanding.

	Year ended December 31, 2015
	Number of RSUs	Weighted average grant date fair value	Number of DSUs	Weighted average grant date fair value
Outstanding, beginning of year	-	$-	-	$-
Granted	3,650,000	0.11	276,340	0.09
Outstanding, end of year	3,650,000	$0.11	276,340	$0.09

The RSUs granted are subject to an 18 month vesting period; a pay-out date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.

For the year ended December 31, 2015, the Company recognized share-based compensation expense of $124,000 in respect of the RSUs and DSUs (years ended December 31, 2014 and 2013 – $nil and $nil).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves (continued)

(c)	Share Purchase Warrants

As at December 31, 2015, the Company has outstanding exercisable warrants to purchase an aggregate 16,908,360 common shares, with a weighted average remaining contractual life of 1.4 years, as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	17,295,960	$0.48	8,490,200	$1.00	13,419,693	$0.95
Issued	-	-	16,908,360	0.48	387,600	0.63
Converted	-	-	-	-	84,745	3.54
Expired	(387,600)	0.63	(8,102,600)	1.01	(5,401,838)	0.90
Outstanding, end of year	16,908,360	$0.48	17,295,960	$0.48	8,490,200	$1.00

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
July 31, 2016	2,622,360	$0.35
July 31, 2017	14,286,000	0.50
	16,908,360	$0.48

The fair value of the warrants issued was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Year ended December 31, 2014
Dividend Yield	0%
Risk free interest rate	1.08% to 1.41%
Expected life	2.0 to 3.0 years
Expected volatility (1)	66.23% to 68.46%
Weighted average grant date fair value	$0.10

(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves (continued)

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2013	$1,420	$1,582	$9,075	$604	$12,681
Share-based compensation	23	-	-	-	23
Stock options exercised	(157)	-	-	-	(157)
Unit warrants issued	-	1,456	-	-	1,456
Broker warrants issued	-	267	-	-	267
Warrants expired	-	(1,491)	1,491	-	-
Balance, December 31, 2014	1,286	1,814	10,566	604	14,270
Share-based compensation	124	-	-	-	124
Stock options expired	(1,022)	-	1,022	-	-
Stock options forfeited	(154)	-	154	-	-
Warrants expired	-	(92)	92	-	-
Balance, December 31, 2015	$234	$1,722	$11,834	$604	$14,394

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.	Exploration and Evaluation Expenditures

	Years ended December 31,
Prairie Creek Mine	2015	2014	2013
Camp operation and project development	$2,106	$1,881	$1,528
Diamond drilling	3,102	1,163	331
Mine planning and feasibility studies	1,045	3,301	1,611
Permitting and environmental	993	1,551	1,342
	7,246	7,896	4,812

Depreciation – mining plant and equipment	71	86	116
Total exploration and evaluation expenditures	$7,317	$7,982	$4,928

Exploration and evaluation expenditures (inception to date), beginning of year	$69,334	$61,352	$56,424
Total exploration and evaluation expenditures	7,317	7,982	4,928
Exploration and evaluation expenditures (inception to date), end of year	$76,651	$69,334	$61,352

	Years ended December 31,
Messina & Paragon Properties	2015	2014	2013
Camp operation and project development	$428	$802	$163
Diamond drilling (1)	(95)	1,195	984
Permitting and environmental	-	17	14
Total exploration and evaluation expenditures	$333	$2,014	$1,161

Exploration and evaluation expenditures (inception to date), beginning of year	$3,263	$1,249	$88
Total exploration and evaluation expenditures	333	2,014	1,161
Exploration and evaluation expenditures (inception to date), end of year	$3,596	$3,263	$1,249

(1)	The Company received additional government grants in 2015 relating to the 2014 drill programs in Newfoundland (see Note 15).

For the year ended December 31, 2015, employee wages and benefits of $1,314,000 were included in exploration and evaluation expenditures (2014 - $1,339,000 and 2013 - $1,344,000).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

14.	Tax Deduction Recovery

During the year ended December 31, 2015, the Company recognized a tax deduction recovery of $471,000 (2014 - $588,000 and 2013 - $nil) in respect of flow-through shares previously issued (see Note 11).

15.	Government Grants

During the year ended December 31, 2015, the Company received government grants in the amount of $398,000 (2014 - $170,000 and 2013 - $547,000). The grants received or receivable were accounted for as a reduction of the related expense or as a reduction of the carrying value of the related asset.

As at December 31, 2015, a prepayment of $40,000 was recorded, presented within accrued and other liabilities, for work associated with a grant received from the Research and Development Corporation of Newfoundland and Labrador for work to be completed in 2016 (December 31, 2014 - $nil). As at December 31, 2014, a receivable of $170,000 was due from the government of Newfoundland and Labrador and is presented within other receivables and prepaid expenses (December 31, 2015 - $nil).

16.	Income Taxes

The Company’s current and deferred income tax expense for the year ended December 31, 2015, is $nil and $nil (2014 - $nil and $nil and 2013 - $nil and $nil). A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2015	2014	2013
Statutory tax rate	26.74%	26.56%	26.51%
Income taxes/(recovery) computed at statutory rates	$(2,209)	$(3,303)	$(1,832)
Expired losses	-	236	60
Flow-through share premium recovery	(126)	(156)	-
Income tax rate changes	(112)	20	(518)
Loss on marketable securities subject to capital gains tax rate	(66)	(118)	465
Non-refundable investment tax credits	(1,651)	-	-
Other	(95)	7	(14)
Permanent differences	40	249	(34)
Renunciation of resource expenditures	779	1,899	-
Tax benefits not yet recognized	3,440	1,166	1,873
	-	-	-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s deferred income tax assets and liabilities are as follows:

	2015	2014	2013
Non-capital loss carry forwards	$10,942	$9,868	$8,467
Investment tax credits	1,651	-	-
Marketable securities	1,258	1,314	1,198
Plant and equipment	433	409	386
Resource interests	10,294	9,329	9,515
Other	776	994	843
Net unrecognized deferred income tax asset	$25,354	$21,914	$20,409

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.	Income Taxes (continued)

At December 31, 2015, the Company has approximately $41,126,000 (2014 - $37,300,000 and 2013 - $31,998,000) of non-capital losses for tax purposes available to be carried forward to various dates until 2035 and applied against future income for tax purposes and approximately $38,889,000 (2014 - $35,422,000 and 2013 - $40,425,000) of unused cumulative Canadian exploration and development expenses for tax purposes available to be carried forward indefinitely and applied against future income for tax purposes. The non-capital losses expire as follows:

Year	Total
2026	$2,011
2027	3,511
2028	5,500
2029	3,547
2030	3,605
2031	3,915
2032	6,741
2033	2,282
2034	6,555
2035	3,459
$41,126

The non-refundable investment tax credits of $1.6 million expire between 2025 and 2032.

17.	Capital Management

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

During the year ended December 31, 2015, the Company incurred rent expense in the amount of $24,000 (2014 - $24,000 and 2013 - $24,000) with a corporation in which the Chairman of the Company is also a director. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2014, $2,000 was owed to related parties and was included in accounts payable and accrued and other liabilities (December 31, 2015 - $nil).

During the year ended December 31, 2015, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $690,000 (2014 - $850,000 and 2013 - $1,278,000) and share-based compensation with officers and directors in the amount of $124,000 (2014 - $2,000 and 2013 - $13,000).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

19.	Financial Instruments

(a)	Categories of financial instruments

		Fair Value Hierarchy	December 31, 2015	December 31, 2014
Cash and cash equivalents	FVTPL		$1,674	$8,792
Short-term investments	FVTPL		28	5,023
Marketable securities	FVTPL	Level 3	936	450
Other receivables	Loans and receivables		54	368
Restricted cash	FVTPL		2,075	525
Accounts payable	Other financial liabilities		(298)	(1,303)
Accrued and other liabilities	Other financial liabilities		(153)	(837)

The carrying value of the Company’s financial assets and liabilities reasonably approximate their fair values.

(b)	Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2015, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2015, with other variables unchanged, 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $71,000. The Company does not have any debt obligations which expose it to interest rate risk.

(c)	Foreign currency risk

Fluctuations in foreign currencies may impact profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company held marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2015, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would increase or decrease by $4,000, respectively.

(d)	Credit risk

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The carrying value of these financial assets at December 31, 2015 is $4,713,000 (December 31, 2014 - $14,790,000). At December 31, 2015, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

(e)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. As at December 31, 2015, the Company had positive working capital of $2,482,000 (December 31, 2014 - $12,353,000). Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

20.	Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2016	$157
2017	89
2018	-
$246

During the year ended December 31, 2015, the Company recognized lease expense of $209,000 (2014 - $207,000 and 2013 - $209,000).

Management’s Discussion and Analysis

For the year ended December 31, 2015

As of March 30, 2016

Preliminary Notes and Introduction

This Management’s Discussion and Analysis (“MD&A”), dated March 30, 2016, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2015 compared to those of the previous year. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2015 and 2014.

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets on the Company’s balance sheet is dependent on the existence of economically recoverable mineral reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and construction and future profitable mine production.

Cautionary Note Regarding Forward-Looking Statements: This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors”; “Liquidity, Financial Condition and Capital Resources”; and “Review of Financial Results” herein.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be obtained from Canadian Zinc, or from the SEC’s website at www.sec.gov. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

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

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

Overview

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB tier of the OTC Link under the symbol “CZICF”.

Prairie Creek Mine

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”).

The Prairie Creek Mine contains a NI 43-101 Measured and Indicated resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, together with an Inferred resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag. These are combined zinc plus lead grades of approximately 19%, which ranks Prairie Creek amongst the highest grade base metal deposits in the world.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

Over the past seven years Canadian Zinc has successfully completed six environmental assessments and obtained all the significant regulatory permits and social licences required to complete construction and development at the mine site and a winter access road to allow commencement of mining and milling at Prairie Creek. An environmental assessment for the permit of an all season road into Prairie Creek is currently underway.

An updated 2016 Preliminary Feasibility Study, based on optimization work completed over the past three years, including the 2015 underground exploration program at Prairie Creek which increased total Measured and Indicated Resource tonnages by 32%, indicates a Base Case pre-tax Net Present Value (“NPV”) of $509 million using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 32% and a post-tax NPV of $302 million, with a post-tax IRR of 26%.

The 2016 PFS indicates average annual production of 60,000t of zinc concentrate and 55,000t of lead concentrate containing 86M lbs of zinc, 82M lbs of lead and 1.7M ounces of silver, yielding average annual after tax earnings before interest taxes depreciation and amortization (“EBITDA”) of $90M per year and cumulative EBITDA of $1.4 billion over the 17 year life of the Project.

During 2015 an underground exploration program at Prairie Creek successfully increased resources with total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag, while total Inferred Resource tonnages remained relatively unchanged. The 2016 PFS estimated a new mineral reserve of 7.6 million tonnes of Proven and Probable Reserves at a combined grade of 17% Pb and Zn plus 128 g/t Ag, which represents a 46% increase in reserves compared to the previous 2012 PFS.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary financing to complete the development and construction of the Project.

Lead / Zinc Exploration in Central Newfoundland

Canadian Zinc owns an extensive mineral land package in central Newfoundland covering three large Volcanogenic Massive Sulphide (“VMS”) projects with known mineral deposits and excellent exploration potential, including the South Tally Pond Project, which hosts the Lemarchant deposit; the Tulks South Project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake Project.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Prairie Creek Project

An updated Pre-Feasibility Study (“2016 PFS”), based on optimization work undertaken over the past three years, was completed in March 2016 and supersedes the 2012 Pre-Feasibility Study (“2012 PFS”) completed by SNC Lavalin. The 2016 Pre-Feasibility Study was completed by AMC Mining Consultants (Canada) Ltd., and Tetratech Inc. A new Technical Report has been compiled to summarize the PFS and supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014 and filed on SEDAR).

Updated Preliminary Feasibility Study

The 2016 PFS update was undertaken to incorporate the increased resources and longer mine life derived from the 2015 underground exploration program which increased total Measured and Indicated Resource tonnages by 32%, incorporation of an all season road to access the mine, advanced engineering details and updated capital and operating costs and to follow up on a number of other recommendations listed in the 2012 PFS.

The Company engaged AMC Mining Consultants to complete the resource and reserve estimation, and produce a comprehensive underground mine plan and associated underground capital and operating costs. Tetratech Inc. completed a comprehensive capital cost estimate for refurbishing the mill and associated surface infrastructure.

The updated 2016 PFS is indicates a Base Case pre-tax NPV of $509 million using an 8% discount rate, with an IRR of 32% and a post-tax NPV of $302 million, with a post-tax IRR of 26%.

The pre-tax and post-tax net present values, at 5% and 8% discount rates, and internal rates of return, are illustrated in the table below, all at a Canadian/US exchange rate of 1.25:1 (except the Base Case which is also shown at an exchange rate of 1.375:1). The table also demonstrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian/US dollar exchange rate.

Metal Prices				Pre-Tax				Post-Tax
Zinc/Lead US$/lb		Silver US$/oz		Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80		17.00		449	237	151	16.7	258	121	64	12.5
0.90		18.00		783	459	330	24.8	474	268	184	19.8
1.00		19.00		1,118	682	509	31.9	685	412	302	26.1
1.00	[1]	19.00	[1]	1,428	889	676	38.0	877	543	409	31.4
1.10		20.00		1,453	904	688	38.4	892	553	417	31.8
1.20		21.00		1,788	1,127	867	44.5	1,106	699	536	37.4
1.30		22.00		2,123	1,349	1,046	50.3	1,315	842	653	42.6

Note 1: Foreign Exchange assumed to be $1.375CAD:$1.00US on this line only.

The 2016 PFS indicates average annual production of approximately 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate, containing approximately 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver, and yielding average annual EBITDA of $90 million per year and cumulative EBITDA earnings of $1.4 billion over an initial mine life of 17 years, using Base Case metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce for silver.

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and has been estimated at a total of $216 million, excluding contingency, and $244 million including a contingency of $28 million, excluding working capital. Working Capital has been estimated at $30 million, excluding contingency, and $36 million including a contingency of $6 million.

Sustaining Capital over the full life of the mine has been estimated at $70 million, of which approximately 90% is incurred in the first five years, and relates largely to ongoing mine development as the mine is expanded to deeper levels and to the remaining balance of capital lease payments. The financial model indicates that the sustaining capital can be financed from operational cash flows.

Highlights of the 2016 Prairie Creek Prefeasibility Study Update

(All costs are in Canadian dollars unless indicated otherwise, t=tonne, M=million, g=gram, lb=pound, lbs=pounds, oz=ounces, tpd=tonnes per day, dmt=dry metric tonnes, LOM=life of mine, CDN=Canadian, US=United States).

•	Post-tax Net Present Value, using an 8% discount, of $302M, with a post-tax internal rate of return of 26%, based on base case metal price forecasts of US$1.00/lb for both zinc and lead and US$19.00/oz silver, for the life of mine (“LOM”) production at an exchange rate of $1.25CDN:$1.00US.
•	Average EBITDA of $90M per year and cumulative EBITDA of $1,432M over the LOM.
•	17 year mine life based exclusively on a defined mineral reserve of 7.6 million tonnes, grading 8.9% zinc and 8.3% lead, with 128 g/t silver, including a defined Mineral Reserve in the Main Quartz Vein of 5.2 million tonnes, grading 9.4% zinc, 10.4% lead and 160 g/t silver.
•	Average annual production of 60,000 dmt of zinc concentrate and 55,000 dmt of lead concentrate containing 86M lbs of zinc, 82M lbs of lead and 1.7M ounces of silver.
•	Pre-production capital cost is estimated to be $216M of which $59M will be incurred in year 1 and $157M in year 2, with an additional contingency of $28M.
•	Average LOM cash operating costs per tonne of ore mined (before transportation costs) are estimated at $165/t.

The 2016 PFS does not take into consideration the Inferred Resources of 7.0 million tonnes of 11.3% zinc, 7.7% lead and 166 g/t silver, which is currently too speculative geologically to have economic considerations applied to them, but could have the potential to more than double the presently considered mine life. The Prairie Creek orebody continues open-ended at increasing depths to the north.

Recommendations for Optimization

A number of recommendations for further optimization and potentially enhanced economics are identified in the 2016 PFS including:

•	Early completion of construction, engineering and mine development programs to reduce start-up times. This would include preliminary earthworks on water storage pond, waste rock pile, foundations, and upgrades of existing infrastructure in tandem with completing further engineering of new structures.
•	Further optimization of transportation scheme to reduce closure periods and maximize usage
•	Complete permitting of the all season access road.
•	Additional mill studies to further optimize the mill circuit capacity to increase both ore throughput and metal recoveries since there is a high level of confidence that daily mine feed rate could be increased.
•	Further metallurgical tests to optimize process flowsheet, particularly reagent regimes.
•	Further study of on-site or off-site processes to reduce deleterious components of concentrate thereby reducing smelting penalties.
•	Studies to optimize the mine operation by automation and adoption of latest technology.
•	Completion of detailed structural geology study to assist in ore control and better target future exploration.
•	Definition drilling to convert some of the existing Inferred Mineral Resources to Indicated or Measured category to increase LOM.
•	Additional underground paste backfill strength studies.
•	Additional hydrology studies to better design, size and cost water management facilities.
•	Utilizing LNG to partially replace use of diesel to power electrical generation, with the goal of reducing operating costs and further reducing potential environmental impact..

2015 Underground Exploration Program

In 2015, Canadian Zinc completed its underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drill holes.

The results of the 2015 underground exploration drilling program have been very positive, with all holes intercepting the MQV structure and/or Stockwork mineralization, with some excellent grades and widths. The objectives of testing for new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category have been met.

Assay results have now been received for all drill holes and the detailed interpretation of the results and findings have been compiled and modelled. Some of the highlights of the 2015 diamond drilling program include:

•	A previously unknown quartz vein fault structure was discovered in the footwall of the MQV. This second vein system has been intersected in five holes and appears to be defining a structural transition zone which offsets the general strike trend of the upper part of the MQV.
•	Hole PCU-15-65, first intersected the MQV grading 4.9% Pb, 22.7% Zn, and 164 g/t across 1.2m. It then intersected multiple intercepts of STK mineralization, one of which graded 24.7% Pb, 32.7% Zn, and 311 g/t Ag across 2.4m, and further down another graded 9.5% Pb, 38.1% Zn and 381 g/t Ag across 1.5m. That same hole intersected the new second quartz vein grading 4.6% Pb, 13.8% Zn, and 92 g/t Ag across 2.9m of estimated true width.

•	Hole PCU-15-72, the most northern hole, returned substantial MQV mineralization including 17.8% Pb, 33.7% Zn and 247 g/t Ag over 7.5m and an additional intersection of STK mineralization, which graded 6.9% Pb, 12.0% Zn, 116 g/t Ag over 24.5m of true width, and the intersection of the second vein which graded 5.6% Pb, 3.8% Zn and 88 g/t Ag over 4.5m.
•	Numerous holes intersected extensions to the previously known STK zone, which occurs mostly outside, but adjacent to, the calculated Indicated Resource. These intersections will add to the STK resource. The STK intercepted and sampled during this drill program has also indicated areas within this resource of significant grades and widths that could be targeted for early selective mining.
•	Detailed underground chip sampling of the Northwest Drift in the 870m Level workings returned composite grades of 5.6% Pb, 14.2% Zn and 119 g/t Ag across a true width of 4.4m along the strike length of 71.8m further demonstrating the potential for early, selective mining of the STK mineralization.
•	Mineralization remains open to the North into the already defined Inferred Resource.

Results from the underground exploration program were reported in the Company’s press releases dated May 5, 2015; June 9, 2015; June 23, 2015 and August 11, 2015.

The results of the 2015 underground exploration drilling program were successful in meeting the objectives of locating new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category.

Following completion of the 2015 underground exploration program, a new mineral resource estimate was completed by AMC Mining Consultants in September 2015, which demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories.

•	Total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag.

•	Total Inferred Resource tonnages remained relatively unchanged with an increase in Stockwork replacing upgraded Main Quartz Vein resource.

The most recent Mineral Resource estimate was previously announced in a press release dated September 17, 2015. The Mineral Resource was estimated by AMC following completion of the successful 2015 underground exploration program at Prairie Creek which increased total Measured and Indicated Resource tonnages by 32%.

A single block model was created to encompass the three mineral domains: Main Quartz Vein (“MQV”), Stockwork (“STK”) and Stratabound (“SMS”). The summary results of the resource estimate for the three zones combined, at a cut off of 8% Zn equivalent (“ZnEq”), are shown in the table below.

September 2015 Mineral Resource Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)
Main Quartz Vein (MQV)	Measured	1,313,000	211	11.5	13.2
	Indicated	4,227,000	168	11.6	9.2
	Measured & Indicated	5,540,000	178	11.6	10.2
	Inferred	5,269,000	199	8.7	12.9
Stockwork (STK)	Measured	169,000	116	5.3	12.6
	Indicated	1,953,000	61	3.5	6.6
	Measured & Indicated	2,122,000	66	3.6	7.1
	Inferred	1,610,000	70	4.6	6.2
Stratabound (SMS)	Indicated	1,042,000	54	5.2	10.8
	Measured & Indicated	1,042,000	54	5.2	10.8
	Inferred	170,000	60	6.3	11.2
TOTAL	Measured	1,482,000	200	10.8	13.2
	Indicated	7,222,000	123	8.5	8.7
	Measured & Indicated	8,704,000	136	8.9	9.5
	Inferred	7,050,000	166	7.7	11.3

Notes: Mineral Resources are stated as of 10 September 2015. Mineral Resources include those Resources converted to Mineral Reserves. Stated at a cut-off grade of 8% ZnEq based on prices of US$1.00/lb for both zinc and lead, and US$20/oz for silver. Average processing recovery factors of 78% for Zn, 89% for Pb, and 93% for Ag. Average payables of 85% for Zn, 95% for Pb, and 81% for Ag. ZnEq% = (grade of Zn in %) + [(grade of lead in % * price of lead in $/lb * 22.046 * recovery of lead in % * payable lead in %) + (grade of silver in g/t* (price of silver in US$/Troy oz/ 31.10348) * recovery of silver in % * payable silver in %)] / (price of zinc in US$/lb*22.046 * recovery of zinc in % * payable zinc in %). $ Exchange rate = 1 CAD/USD. The September 2015 Prairie Creek Mine Mineral Resource estimate was completed by Gregory Z. Mosher, P.Geo, Qualified Person (“QP”), as defined by National Instrument 43-101 (“NI 43-101”) of AMC Mining Consultants (Canada) Ltd.

MOUs signed for Concentrate Production

As announced On March 3, 2016 Canadian Zinc has signed agreements with Korea Zinc and Boliden for the sale of zinc and lead concentrates to be produced at Canadian Zinc’s 100% owned Prairie Creek Mine. These offtake arrangements with two of the pre-eminent smelting companies in the world, confirming the marketability of Prairie Creek’s zinc and lead concentrates, represent a major step forward in the development of the Prairie Creek Mine and move Canadian Zinc closer to production.

Canadian Zinc has entered into a Memorandum of Understanding with Korea Zinc Co., Ltd (“Korea Zinc”) for the sale to Korea Zinc of approximately 20,000 to 30,000 wet metric tonnes of zinc sulphide concentrates, approximately 15,000 to 20,000 wet metric tonnes of lead sulphide concentrates and approximately 5,000 tonnes of lead oxide concentrates, per year, for a minimum period of five years from the date of startup of the Prairie Creek Mine, with exact annual quantiles to be mutually agreed.

Canadian Zinc has also entered into a Memorandum of Understanding with Boliden Commercial AB, (“Boliden”) for the sale to Boliden of a minimum of 20,000 dry metric tonnes and up to 40,000 dry metric tonnes of zinc sulphide concentrates, per year, for a minimum of five years from the start of regular deliveries, with exact annual quantities to be mutually agreed.

The MOUs with each of Korea Zinc and Boliden set out the intentions of Canadian Zinc and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential.

These sale agreements will represent all of the planned production of zinc concentrate and about half of the planned production of lead concentrate for the first five years of operation at the Prairie Creek Mine. It is expected that shipments will be made from the Port of Vancouver with the exact shipping schedule and lot sizes in each delivery to be mutually agreed within the project’s shipping season.

The sales agreements will provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners. Payables, penalties and quotational periods will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties for mercury contained in the zinc concentrate based on indicative terms and agreed limits specified in each MOU.

Korea Zinc Co., Ltd. is a Korea-based world class general non-ferrous metal smelting company principally engaged in the manufacture and marketing of non-ferrous metal products.

Korea Zinc owns and operates zinc smelters in Korea and Australia and a lead smelter in Korea and its metal products consist of zinc products, including zinc slab ingots, zinc alloy jumbo blocks, zinc anode ingots and zinc die-casting ingots and precious metal products, including gold and silver products. Korea Zinc is leading the world resource market as the global number one in terms of zinc production and market share.

Boliden is a metals company with a commitment to sustainable development. The roots are Nordic, but the business is global. The company’s core competence is within the fields of exploration, mining, smelting and metals recycling. Boliden has a total of approximately 4,900 employees and a turnover of SEK 40 billion. Its shares is listed on NASDAQ OMX Stockholm, segment Large Cap.

Boliden is one of the world’s biggest zinc mining and smelting companies owning and operating zinc smelters in Norway and Finland and is Europe’s leading copper and nickel company. Boliden is the world’s fifth largest zinc mining company and the sixth largest zinc smelting company. Boliden is also the eleventh biggest lead mining company in the world and a medium-sized lead smelting company in terms of primary lead.

In negotiating these arrangements for the future sale of Prairie Creek concentrates, Canadian Zinc has secured the annual offtake and sale of a minimum of 40,000, and potentially up to 70,000 metric tonnes, of zinc concentrates and 20,000 to 25,000 tonnes of lead concentrates, per year, and with the flexibility for any remaining unallocated concentrate being available for third party or spot market sales.

Prairie Creek Permitting Update

The transportation plan utilized in the 2012 PFS envisaged the use of the access road from the mine site to the Liard Highway only in the winter months of each year, both for the outbound transportation of concentrates and for the inbound transportation of equipment and supplies, including diesel fuel. This winter road plan would necessitate a large investment in working capital to finance consumables and supplies and also a large build up in concentrate inventory awaiting transportation and sale, and would also involve a major mobilization and logistical exercise.

Over the past year, Canadian Zinc has been working to identify optimum transportation routes and methods, along with the associated costs in pursuit of possible improved economics and less risk. Consideration is now being given to the construction and use of an all season road which would enable the transportation of both supplies and concentrates in smaller volumes spread throughout the year.

In April 2014, the Company submitted an application to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all season use. The application is now undergoing environmental assessment before the Mackenzie Valley Review Board (“MVRB”).

In April 2015, Canadian Zinc submitted its Developer's Assessment Report (“DAR”) to the MVRB. The MVRB completed a preliminary review of the DAR in response to which the Company provided supplementary information to the MVRB partly in the form of a comprehensive DAR Addendum, which was submitted to the MVRB in September 2015 and followed by additional Terrain Analysis data which was submitted in November 2015. The Review Board concluded that the environmental assessment could proceed on existing information but requested some additional information which was subsequently submitted. In February 2016, the Company received Information requests from interested parties which the Company is in the process of responding to. Once all responses to the information requests are submitted a Technical Session will be scheduled and held in Yellowknife.

The all season road will reduce energy costs and also enable the consideration of more environmentally friendly alternative energy sources. Local gas fields in the area may be producing LNG in the near future, which may provide an opportunity to reduce reliance on diesel fuel. An all season road would also have environmental and safety benefits, in that spreading out the trucking schedule over the full year would avoid high or congested traffic in winter months, therefore lower the risk of any accidents or spills.

Incorporation of an all season road for future operations has significant financial implications, both in additional capital cost but also in potential savings and lower finance costs.

The Company anticipates the environmental assessment process for this all season road application will take most of the year 2016 to complete.

In June 2015, the Mackenzie Valley Land and Water Board approved the Company’s application that the Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company’s applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit. The Company, accordingly, deposited a total of $1.55 million as security with the Government of the Northwest Territories in August of 2015 to increase the financial assurance relating to current reclamation and closure obligations of the Prairie Creek Mine site as it now exists with its current infrastructure under the Company’s existing surface leases, land use permits and Type “B” Water Licence.

In November 2015, Canadian Zinc and Parks Canada signed a Memorandum of Understanding Phase III (“MOU”) regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The Phase III MOU, which is valid for five years from November 2015, renews the previous MOUs signed between the Parties in 2008 and 2012.

In the renewed MOU, Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating Prairie Creek Mine.

In the renewed MOU, Canadian Zinc and Parks Canada further agree to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, which will, among other things, better identify, define and consider issues of common interest including, among other things, development and use of the access to and from the Prairie Creek Mine through Nahanni National Park Reserve and operation of the Prairie Creek Mine.

NEWFOUNDLAND PROPERTIES

Canadian Zinc owns an extensive land package in central Newfoundland that includes three VMS projects, each with defined deposits, which are being explored by Canadian Zinc. Key deposits on each project are listed below:

South Tally Pond Project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.4% zinc, 0.5% copper, 1.2% lead, 1.0 g/t gold and 59.27 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.7% zinc, 0.4% copper, 0.9% lead, 1.0 g/t gold and 50.4 g/t silver (Giroux Consultants 2012);

Tulks South Project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowden 2007); and the Tulks East deposit; and

Long Lake Project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

On June 30, 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”), a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies will share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The collaboration agreement is focused on seven VMS deposits located in central Newfoundland. Four of the deposits are held the Company (Lemarchant, Boomerang-Domino, Tulks East, and Long Lake) and three of the deposits are held by Buchans Minerals (Bobbys Pond, Daniels Pond and Tulks Hill).

The seven deposits have demonstrated resources of various sizes and quality, are all located near the communities of Millertown and Buchans, NL and within trucking distance (30-90 km) of the recently closed Duck Pond Cu-Zn Mine. Individually at this time, the various deposits are not large enough to support stand-alone operations, but could potentially be developed with improving economic factors and by utilizing a central mill facility.

The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

In conjunction with the collaboration agreement, the Company applied and was subsequently awarded research funding by the Research & Development Corporation of Newfoundland and Labrador ("RDC") in December, 2015. The funding was provided to undertake a research program to complete physical and metallurgical bench scale studies on the seven VMS deposits located in central Newfoundland. The RDC is providing funding of $535,000 for the project through the GeoEXPLORE Industry-led R&D Technology Development and Demonstration Program. The total cost of the research project is estimated at $735,000 with Buchans Minerals and the Company each contributing up to $100,000

The bench scale testing program will be followed-up by the development of a process simulation and cost assessment model to evaluate and identify the key factors controlling the earning potential of a centralized milling concept for processing of the satellite base metal deposits. Results from the modelling will be used to help optimize the exploration and development budgets, by focusing on the key factors that are critical to realizing the economic potential of the base metal deposits in central Newfoundland.

Thibault & Associates Inc., an applied process chemical engineering firm located in Fredericton, New Brunswick was awarded the contract to complete bench scale physical/metallurgical studies and the process simulation and cost modelling.

Work completed on the RDC funded research program to December 31, 2015 includes:

•	Diamond drilling was completed in December to obtain fresh metallurgical samples from four of the seven VMS deposits. These included Canadian Zinc’s Boomerang-Domino and Lemarchant deposits and Buchans Minerals’ Bobbys Pond and Daniels Pond deposits. The metallurgical samples and blending instructions were submitted to Thibault & Associates Inc. for mineralogical investigation, grindability characterization, acid generation assessment and bench scale flotation testing.

•	Twelve samples (5-10 kg each) were collected and submitted to Thibault & Associates Inc. in December for bench scale Dense Media Separation (“DMS”) testing. The DMS samples include four (4) samples from the Boomerang-Domino deposit, two (2) samples from the Lemarchant deposit, two (2) samples from the Bobbys Pond deposit and one (1) sample from each of the Tulks East, Long Lake, Tulks Hill and Daniels Pond deposits. The DMS testing is designed to assess the amenability of mineralized samples from the deposits to physical upgrading (pre-concentration) at each site as a potential means of reducing transportation costs from mine site to the milling facility and to maximize head grade to reduce processing costs.

Subsequent to December 31, 2015, the bench-scale Dense Media Separation test program was completed in February, 2016. Highlights of the bench scale test results indicate five (5) of the semi-massive sulphide samples (Long Lake, Domino, Bobbys Pond and Daniels Pond) and one (1) footwall stockwork mineralization sample (Lemarchant) achieved a technically viable DMS separation with a pre-concentrate weighing 60-80% of the original sample weight. The remaining six (6) pyritic massive sulphide and/or barite samples (Boomerang, Lemarchant, Tulks East, Tulks Hill) were not considered technically amenable to upgrading by DMS.

The metallurgical test work including mineralogical investigation, grindability characterization, acid generation assessment and bench scale flotation testing is in progress. The program is scheduled to be completed by November 2016.

Marketable Securities – Vatukoula Gold Mines plc

As at December 31, 2015, the Company held 12,573,380 shares of Vatukoula Gold Mines plc (“Vatukoula”), an unlisted company operating a gold mine in Fiji. The estimated fair value of these shares was $936,000 based upon the offer by Zhongrun International Mining Co. Ltd. (“Zhongrun”), the major shareholder of Vatukoula, to purchase all of the shares of Vatukoula that it did not already own through a matched bargain trading facility. In January 2016, the Company sold all of the 12,573,380 shares of Vatukoula held by the Company to Zhongrun through the matched bargain trading facility for cash of $936,000.

Metal Prices

Metal prices will play a very important part in the Company’s ability to finance and develop the Prairie Creek Project.

The prices of lead, zinc and silver, expressed in US dollars, were generally lower in 2015 than in 2014. Metal prices rose during the first half of the year, but declined later in the year as economic indicators signaled lower growth rates in China.

The US dollar strengthened significantly against most of the world’s currencies in 2015, largely due to the relatively stronger performance by the US economy and expectations of US interest rate rises which resulted in declining local costs in producing countries measured in US dollars.

Zinc

Zinc prices on the LME averaged US$0.87 per pound for the year, down US$0.11, or 11%, per pound from the 2014 average on weak global demand for galvanized steel (which accounts for more than half of end use zinc consumption) and strong refined production growth in China. The price of zinc rose during the spring, reaching a high of just over US$2,400/tonne (US$1.09/lb), before falling again and by the end of the year had fallen back to US$1,600/tonne (US$0.73/lb) despite falling London Metal Exchange (“LME”) stocks and announced production cuts.

Global mine production in 2015 grew by 3.2% to 13.4 million tonnes of contained zinc, while global smelter production rose by 4.9% to 13.9 million tonnes.

Initial data compiled by the International Lead and Zinc Study Group (“ILZSG”) for the year 2015 show that the global market for refined zinc metal recorded a surplus during the first half of the year but was in deficit during the second half. Other sources reported that in 2015, global refined zinc metal demand was 14.1 million tonnes, which was an increase of 1.5% over 2014 levels. Refined zinc metal demand in China is estimated to have grown 3.7% in 2015 to 6.7 million tonnes corresponding to approximately 47% of global consumption. Demand fell in the rest of the world by just over 1%.

The ILZSG is anticipating that global demand for refined zinc metal will increase by 3.3% to 14.37 million tonnes in 2016. This growth will be primarily driven by rises in China where usage is forecast to increase by 4.9% in 2016 mainly as a consequence of further rises in galvanised steel sheet output.

Wood Mackenzie believes that 2016’s global zinc mine production will fall 2.1% over 2015 to 13.1 million tonnes. Mine production in the rest of the world is expected to contract by about 8% in 2016 following the closure of the Century and Lisheen mines and the cutbacks by other operators including Glencore which in October 2015 announced a reduction mine production by 500,000 tonnes. Despite some mine production increases, closures of large long-life mines and production curtailments announced by major suppliers are expected to reduce annual global mine production by more than 1.2 million tonnes of contained zinc in 2016.

Wood Mackenzie is also forecasting an increase in global zinc refined metal demand in 2016 of 3.6% to 14.6 million tonnes, exceeding current estimates for global supply, keeping the refined market in deficit and further reducing global stockpiles of zinc metal.

Metals Bulletin Research has lowered their expectations for Chinese refined production of zinc for 2016, reflecting a greater reliance on imported zinc concentrates following the drop in Chinese domestic mine output in 2015. Metals Bulletin suggests there will be deeper annual supply deficits and expect a shortfall of 180,000 tonnes in 2016, which rises to 400,000 tonnes by 2018. The main risk identified that could change this outlook is the uncertainty in the global economic recovery which could push the timing of these forecast deficits further into the future.

Lead

The prices of lead on the LME averaged US$1783/t (US$0.80/lb) during 2015, 14.9% lower than during 2014. Global demand for lead totaled 11.1 M tonnes, corresponding to an increase during the year of just under 1%. There was a modest increase in demand for batteries, both for new vehicles and for the replacement market. Lead demand in China remained virtually unchanged, year on year.

Preliminary data compiled by the ILZSG indicates that in the global market for refined lead metal supply exceeded demand during 2015. A reduction in global lead mine production of 12.1% was due mainly to a significant 25.2% fall in Chinese production. A slowdown in the production and sales of e-bikes, which account for about a third of Chinese refined lead metal usage, is continuing to adversely affect demand in China. Chinese imports of lead contained in lead concentrates in 2015 increased by 5.9% compared to 2014 to total a record 1.03 million tonnes.

The ILZSG is forecasting global demand for refined lead metal to increase by 2.6% to 11.11 million tonnes in 2016 due to increased usage in the automotive and industrial battery sectors.

Metals Bulletin suggested that lead could become one of the leading metals in 2016 as supply fundamentals continue to tighten. Auto sales in the three largest auto markets of the USA, China and Europe remain upbeat, but as lead prices increase, so too does the potential for additional scrap lead to enter the supply chain.

Silver

Precious metal prices in 2015 were also generally lower than in 2014, reflecting a stronger US dollar and expectations of continued low global rates of inflation. Silver prices continued to fall in 2015, in line with investor sentiment for gold and weak industrial demand. The gold/silver price ratio ended the year at 76 (compared with an average of 66 the past three decades).

Reduced silver intensity in the electronic and photovoltaic sectors, combined with declining trends in photographic applications, contributed to declining consumption. Mine supply of primary silver is down owing to reductions in Australia, but production continues to expand elsewhere.

Longer Term Metal Price Outlook

With the Century mine in Australia and the Lisheen mine in Ireland now closed, almost 1.5 billion lbs. of annual zinc production, representing almost 5% of global production, has been removed from supply. Glencore has announced plans to cut zinc production by 500,000 tonnes, Nyrstar has announced plans to sell all of that company’s mining assets which would cut its zinc concentrate production by 400,000 tonnes and a number of Chinese smelters have announced agreed smelter output reductions. According to published reports, closures and reductions announced since 2013 have removed, or potentially will remove, approximately 4.9 billion lbs. of annual zinc production, representing approximately 15% of the global supply and well above the most optimistic forecasts of foreseeable zinc mine additions.

CRU noted that closures, contractions and cutbacks occurring outside of China are expected to lead to a loss in zinc production of approximately 1.6 million tonnes between 2015 and 2020. Additional closures are also expected in light of the decline in the zinc price, and given the current zinc price and exchange rates; zinc production from Chinese mines is seen as being especially vulnerable. Taking into account only the anticipated closures, total zinc stocks are expected to plummet, and given the expected modest growth in demand zinc supply, CRU expects the zinc market to stay tight for the foreseeable future.

Wood Mackenzie is forecasting an increase in global zinc refined metal demand in 2016, exceeding current estimates for global supply, keeping the refined market in deficit and further reducing global stockpiles of zinc metal.

The ILZSG is forecasting global demand for refined lead metal to increase due to increased usage in the automotive and industrial battery sectors and Metals Bulletin Research suggested that lead could become one of the leading metals in 2016 as supply fundamentals continue to tighten.

The long term outlook for both lead and zinc remains very positive and these fundamentals, with the continuing Canadian-US dollar exchange rate which improves metal prices expressed in Canadian dollars, impact favorably on the Prairie Creek Project.

(Sources: Published information extracted from: International Lead and Zinc Study Group; World Bank Group; CRU; Wood Mackenzie; Metals Bulletin Research; Boliden 2015 Annual Report; Teck 2015 Annual Report)

OUTLOOK

Canadian Zinc’s focus for 2016 will be to continue to advance the Prairie Creek Mine towards production.

The updated 2016 Pre-Feasibility Study indicates a robust project at consensus forecasts for the long term prices of lead and zinc and there is good potential for additional project optimization, enhanced economics and further extending the mine life.

The 2016 PFS, with the Base Case economic model, indicates a Pre Tax Net Present Value, using an 8% discount of $509 million, with an internal rate of return of 32% and Post-tax Net Present Value (“NPV”), using an 8% discount, of $302 million, and a post-tax internal rate of return (“IRR”) of 26% with an initial mine life of 17 years and payback period of three years.

The development of the Prairie Creek Mine will require substantial financing. The pre-production capital cost has been estimated at a total of $244 million including a contingency of $28 million. Several commercial banks have expressed indicative interest in providing senior, secured project financing for the Project. It is expected that the 2016 PFS, and the financial model, will be shared with select banks to solicit indicative terms of financing. In parallel to bank financing, alternative funding structures will also be explored with royalty and streaming finance providers, who have expressed an indicative interest to provide a structured funding package. These could include royalty financing, stream financing, commodity related financing or other financing instruments.

At December 31, 2015, Canadian Zinc had working capital of $2.48 million and expects it will be able to meet its minimum commitments for 2016. Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The Company is currently evaluating various opportunities and seeking additional sources of financing. There is no assurance that such financing will be available on a timely basis or on acceptable terms. Careful management and preservation of cash is a top priority. Site programs have been reduced to a minimum. Cost reduction measures have been implemented across the Company, including reductions in staff, corporate salaries and expenses and directors fees.

The long term outlook for lead and zinc remains very positive and, supported by the results of the 2016 PFS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production. However the ability to raise financing is impacted by conditions beyond the control of the Company, including depressed commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector.

Selected Annual Financial Information

The following summary financial information has been derived from the consolidated financial statements of the Company.

	Year ended December 31,
	2015	2014	2013
Statement of Comprehensive Loss
Comprehensive loss	$(8,262)	$(12,434)	$(6,911)
Basic and diluted loss per share	(0.04)	(0.06)	(0.04)

Statement of Financial Position
Cash, cash equivalents and short-term investments	1,702	13,815	10,381
Marketable securities	936	450	1,328
Total assets	11,183	21,899	19,272
Total liabilities	2,276	4,854	3,587
Shareholders’ equity	8,907	17,045	15,685

(thousands of Canadian dollars except per share amounts)

The Company is at the exploration and evaluation stage and does not generate revenue or cash flows from operations. There have been no distributions or cash dividends declared or paid. The losses in all years represent exploration and evaluation expenditures incurred on the Company’s mineral properties as well as losses on marketable securities.

Fourth Quarter

During the fourth quarter of 2015 the Company incurred a loss of $49,000 (Q4 2014 - $3,677,000) mainly due to recording a gain on marketable securities and changes in the decommissioning provision which were offset by ongoing exploration and evaluation expenses associated with the Prairie Creek Property. Exploration and evaluation expenses incurred in the fourth quarter of 2015 amounted to $486,000 (Q4 2014 - $3,549,000) as the Company continued engineering and mine planning activities associated with the updated preliminary feasibility study. In the fourth quarter of 2014, the Company initiated an underground exploration program at the Prairie Creek Mine sites which was completed in July 2015. The Company also incurred a gain on marketable securities of $486,000 during the fourth quarter of 2015 versus a loss of $76,000 in the comparable period. The gain on changes in the decommissioning provision was $246,000 during the fourth quarter of 2015 compared to no gain or loss in the fourth quarter of 2014.

Summary of Quarterly Results

(Unaudited)			Net Loss per
Quarter ended	Investment Income	Net Loss	Common Share – basic and diluted
December 31, 2015	$7	$(49)	$-
September 30, 2015	20	(1,778)	(0.01)
June 30, 2015	32	(2,613)	(0.01)
March 31, 2015	48	(3,822)	(0.02)
December 31, 2014	67	(3,677)	(0.02)
September 30, 2014	38	(3,659)	(0.02)
June 30, 2014	28	(3,071)	(0.02)
March 31, 2014	36	(2,027)	(0.01)

(prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company completed equity financings in the third quarter of 2014 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained low for all eight quarters.

The net losses in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. All quarters, except the fourth quarter of 2015 and the first quarter of 2014, were affected by a loss in the fair market value of the Company’s marketable securities. The fourth quarter of 2015 was impacted by a gain on changes in the decommissioning provision.

Review of Financial Results

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014 and other public disclosure documents of the Company.

For the year ended December 31, 2015, the Company reported a net loss and comprehensive loss of $8,262,000 compared to a net loss and comprehensive loss of $12,434,000 for the year ended December 31, 2014.

Included in the loss for the year ended December 31, 2015, were exploration and evaluation expenditures of $7,650,000 compared to $9,996,000 for the previous year. The net loss in the year ended December 31, 2015 included a gain of $486,000 on the Company’s marketable securities compared to a loss of $878,000 for the comparative year of 2014 and a gain on changes to the decommissioning provision of $246,000 compared to no gain or loss in the comparative year of 2014. Excluding the gain or loss on marketable securities and the gain on changes to the decommissioning provision, the Company recorded a loss of $8,994,000 for the year ended December 31, 2015 compared to a loss of $11,556,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2015, the Company expensed $7,317,000 on its exploration and evaluation programs at Prairie Creek compared to $7,982,000 for the year ended December 31, 2014. Diamond drilling costs for the Prairie Creek Project in the year ended December 31, 2015 amounted to $3,102,000 compared to $1,163,000 in the year ended December 31, 2014. While mine planning and feasibility studies costs amounted to $1,045,000 in 2015 compared to $3,301,000 for the previous year.

For the year ended December 31, 2015, the Company also expensed $333,000 on its exploration and evaluation properties in central Newfoundland compared to $2,014,000 for the comparative year. In the final quarter of 2015, the Company started a research program to complete physical and metallurgical studies on the Company’s mineral deposits in Newfoundland. This program is being partially funded by the Research & Development Corporation of Newfoundland and Labrador.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2015 was $107,000 versus $169,000 for the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $1,740,000 for the year ended December 31, 2015 compared to $2,226,000 for the comparative year with the reduction the result of cost saving measures implemented during the year.

Share-Based Compensation

Share-based compensation was $124,000 for the year ended December 31, 2015 versus $23,000 for the comparative year. The increase is due to issuing 3,650,000 Restricted Share Units to senior officers and 276,340 Deferred Share Units to directors both issued in conjunction with a reduction in the cash component of compensation paid to such senior officers and directors.

Other Income (Expenses)

The Company reported a gain on marketable securities of $486,000 for the year ended December 31, 2015 compared to loss of $878,000 for the year ended December 31, 2014. The Company’s marketable securities were sold in January 2016 for proceeds equal to the carrying value as of December 31, 2015.

The Company also recorded a gain on the change in the decommissioning provision of $246,000 for the current year with no comparable gain or loss in the previous year.

Liquidity, Financial Condition and Capital Resources

At December 31, 2015, the Company had a positive working capital balance of $2,482,000 including cash and cash equivalents of $1,674,000, short term investments of $28,000 and marketable securities of $936,000. In January 2016, the Company’s marketable securities were liquidated for cash of $936,000.

The Company’s restricted cash, as at December 31, 2015, increased to $2,075,000 from $525,000 at December 31, 2014 as the Company posted a security deposit in the amount of $1,550,000 with the Government of the Northwest Territories as financial assurance in respect of existing reclamation obligations at the Prairie Cree Mine site.

At December 31, 2014, the Company had cash and cash equivalents of $8,792,000, short term investments of $5,023,000, marketable securities of $450,000, and a positive working capital balance of $12,353,000.

There was no cash inflow from financing activities for year ended December 31, 2015 versus $14,830,000 for the comparative year. During the comparable period 28,572,000 common shares were issued at $0.35 per share and 15,134,000 flow-through shares at $0.38 per share for total net proceeds of $14,473,000. Additionally, 1,513,134 common shares were issued upon the exercise of employee stock options at exercise prices of $0.23 and $0.30 per common share for total proceeds of $357,000.

At the end of August 2015, the Company posted a security deposit in the amount of $1,550,000 with the Minister of Environment and Natural Resources of the Northwest Territories as financial assurance in respect of existing reclamation obligations at the Prairie Creek Mine.

Accounts payable and accrued and other liabilities at December 31, 2015 were $451,000 compared to $2,140,000 as at December 31, 2014. The Company has no long term debt.

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2015:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$246	$157	$89	$-	$-
Decommissioning provision (2)	2,728	-	-	-	2,728
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$3,724	$232	$239	$225	$3,028

(1) Represents obligations under operating leases for office space and equipment.

(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

(3) Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Financing - Use of Proceeds

During 2014, the Company completed an equity financing, which closed July 31, 2014, by way of a short form Prospectus dated July 23, 2014, raising gross proceeds of $15.8 million. The following table details how the net proceeds of the financing have been used up to December 31, 2015 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Development Programs	$8,000	$6,689
Exploration Programs	5,751	5,751
General and Administrative	722	2,033
Total	$14,473	$14,473

(Unaudited, thousands of Canadian dollars)

Outstanding Share Data

As at the date of this MD&A, the Company has 218,047,709 common shares issued and outstanding. In addition, there are outstanding stock options, share units and warrants for a further 673,800, 3,926,340 and 16,908,360 common shares respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

Transactions Between Related Parties

During the year ended December 31, 2015, the Company incurred rent expense in the amount of $24,000 (2014 - $24,000 and 2013 - $24,000) with a corporation in which the Chairman of the Company is also a director. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2014, $2,000 was owed to related parties and was included in accounts payable and accrued and other liabilities (December 31, 2015 - $nil).

During the year ended December 31, 2015, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $690,000 (2014 - $850,000 and 2013 - $1,278,000) and share-based compensation with officers and directors in the amount of $124,000 (2014 - $2,000 and 2013 - $13,000).

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Decommissioning provision (environmental estimates)

The Company recognizes provisions for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a decommissioning provision is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit-of-production method. Subsequent to initial recognition the carrying value of the provision is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. This accretion expense is recognized in profit or loss as finance costs. Changes to estimated future decommissioning costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning provision and the related asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning provision estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2014 - $3,142,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2035. The discounted decommissioning provision is discounted using a risk free rate of 2.03% (December 31, 2014 – 2.22%).

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 16 years. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure expected decommissioning liabilities.

Exploration and evaluation asset policy

Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all indications leading to the Company’s project moving to the development phase. Exploration and evaluation costs are capitalized as deferred development expenditures and included within exploration and evaluation assets upon a project moving to the development phase. There are currently no projects that have moved to the development phase. The Company evaluates the status of each project at the end of each reporting period to determine the current phase of each project and whether to subsequently capitalize applicable costs.

Impairment of long-lived assets

The carrying value of property, plant and equipment at December 31, 2015 was $777,000 (December 31, 2014 - $782,000) and for exploration and evaluation assets was $5,398,000 (December 31, 2014 - $5,628,000).

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

Recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

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

As at December 31, 2015, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of a mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, a mine.

Company acquisitions

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

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

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

The following table reflects the Company’s categories of financial instruments as at the specified date:

		December 31, 2015	December 31, 2014
Cash and cash equivalents	FVTPL	$1,674	$8,792
Short-term investments	FVTPL	28	5,023
Marketable securities (1)	FVTPL	936	450
Other receivables	Loans and receivables	54	368
Restricted cash	FVTPL	2,075	525
Accounts payable	Other financial liabilities	(298)	(1,303)
Accrued and other liabilities	Other financial liabilities	(153)	(837)

(1)	Classified under Level 3 fair value hierarchy

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2015, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2015, with other variables unchanged, 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $71,000. The Company does not have any debt obligations which expose it to interest rate risk.

Fluctuations in foreign currencies may impact profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company held marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2015, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would increase or decrease by $4,000, respectively.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The carrying value of these financial assets at December 31, 2015 is $4,713,000 (December 31, 2014 - $14,790,000). At December 31, 2015, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. As at December 31, 2015, the Company had positive working capital of $2,482,000 (December 31, 2014 - $12,353,000). Given positive working capital, the Company believes it will be able to meet its current obligations. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109 and based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2015, and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, as at December 31, 2015, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2015.

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

KPMG LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements for the year ended December 31, 2015, and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2015.

Risk Factors

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated as of the date of this MD&A, as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2015, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

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

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

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

On April 1, 2014 The Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (GNWT) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the Mackenzie Valley Resource Management Act, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada and Government of the Northwest Territories are facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

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

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. Additional financing will be required in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that the Company will be successful in obtaining the required financing.

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

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. The Company is currently evaluating various opportunities and seeking additional sources of financing. There is no assurance that such financing will be available on a timely basis or on acceptable terms.

There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has a history of losses with no operating revenue other than minor interest income, and had working capital of $2,482,000 as at December 31, 2015. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and its exploration and development activities. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. ..Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development of the Prairie Creek Mine will require substantial additional financing. The 2016 Preliminary Feasibility Study estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $216 million, plus a contingency of $27 million for a total of $243 million. Working capital required upon commencement of production is estimated to be $30 million plus a contingency of $6 million for a total of $36 million.

Supported by the results of the 2016 Preliminary Feasibility Study, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the financing necessary to complete the development and construction and put the Prairie Creek Mine into production. However the ability to raise financing is impacted by conditions beyond the control of the Company, including depressed commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector. There are no assurances that the Company will continue to be able to obtain such financing on a timely basis or on acceptable terms.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. It is expected that the zinc concentrates to be produced from the Prairie Creek Mine will contain relatively high levels of mercury. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

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

The zinc concentrates to be produced from the Prairie Creek Mine will contain, to varying degrees, relatively high levels of mercury. Canadian Zinc has signed MOUs with Korea Zinc and Boliden for the sale of zinc concentrates. The MOUs set out the intentions of Canadian Zinc and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential. The sales agreements will provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners. Payables and penalties will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU.

Treatment and refining charges, including deductibles and penalties, vary with smelter location, and individual smelter terms and conditions. The economic model used in the 2016 Preliminary Feasibility Study has been prepared assuming average blended indicative treatment charges and penalties, however, no smelter or concentrate buyer has contractually committed to the assumed treatment charges or penalties. There can be no assurance that the assumed terms will be available to the Company.

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

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

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

Title Matters

Mining leases and surface leases issued to the Company by the Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

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

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including its President and Chief Executive Officer, its Vice President of Exploration and Chief Operating Officer and its Chief Financial Officer. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

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

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $109,515,000 through December 31, 2015, which includes $80,247,000 of exploration and development expenditures on the Prairie Creek property and central Newfoundland properties which have been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

As of December 31, 2015, there were 218,047,709 common shares outstanding. As of December 31, 2015, the Company had 973,800 share purchase options and 16,908,360 warrants outstanding allowing the holders to purchase 17,882,160 common shares. Directors and officers of the Company hold 400,000 of these share purchase options, contractors and employees of the Company hold 573,800 share purchase options and third-party entities hold 16,908,360 share purchase warrants. In addition, 3,926,340 share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and officers of the company hold 3,026,340 of these share units with the balance being held by contractors and employees of the Company.

As of March 30, 2016, there were 218,047,709 common shares outstanding and the Company had 673,800 share purchase options and 16,908,360 warrants outstanding allowing the holders to purchase 17,582,160 common shares. In addition, 3,926,340 share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. The exercise or payout of all of the existing share purchase options; share units and warrants would result in percentage ownership dilution to the existing shareholders.

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

Dividends and Distributions Policy

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

Additional Information

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Exhibit Number	Description of Document
1.1	Notice of Articles (of Incorporation) (1)
1.2	Articles (Bylaws) (2)
4.1	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan. (3)
4.2	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan. (4)
4.3	Employment Agreement between the Company and Alan Taylor dated January 1, 2010. (5)
4.4	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011. (6)
4.5	2012 Fixed Stock Option Plan. (7)
4.6	Deferred Share Unit Plan. (8)
4.7	Restricted Share Unit Plan. (9)
4.8	Warrant Indenture dated as July 31, 2014. (10)
4.9	Base Metal and Precious Metal Net Smelter Returns Royalties Agreement dated May 31, 2013. (11)
4.10	Arrangement Agreement among the Company, Messina Minerals Inc. and 0980829 B.C. Ltd. Dated as of October 21, 2013. (12)
4.11	Underwriting Agreement dated July 15, 2014. (13)
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as exhibit 1.A to the Company’s 20-F annual report filed on July 26, 2005.
(2)	Previously filed as exhibit 1.B to the Company’s 20-F annual report filed on July 26, 2005.
(3)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 11, 2008.
(4)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on May 27, 2009.
(5)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on May 13, 2010.
(6)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on May 2, 2011.
(7)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 30, 2015.
(8)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on April 30, 2015.
(9)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on April 30, 2015.
(10)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on April 30, 2015.
(11)	Previously filed as exhibit 4.9 to the Company’s 20-F annual report filed on April 30, 2015.
(12)	Previously filed as exhibit 4.10 to the Company’s 20-F annual report filed on April 30, 2015.
(13)	Previously filed as exhibit 4.11 to the Company’s 20-F annual report filed on April 30, 2015.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 30th day of March, 2016.

CANADIAN ZINC CORPORATION

“John F. Kearney”

Per: (signed) John F. Kearney

Title: President, Chief Executive Officer & Director