Form 20-F/A
period 2015-12-31
CANADIAN ZINC CORP
filed 2016-05-31
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F (Amendment No. 1) is being filed to amend the Annual Report on Form 20-F of Canadian Zinc Corporation (the “Company”, the “Registrant”, “Canadian Zinc” or “CZN”) for the year ended December 31, 2015, filed with the United States Securities and Exchange Commission (the “SEC”) on April 1, 2016 (the “Annual Report”) to update the section “Technical Report on Principal Property – Prairie Creek, Northwest Territories” and other sections of the Annual Report that reference such technical report to reflect the most recent Technical Report furnished to the SEC under cover of Form 6-K on May 13, 2016 and filed on SEDAR on May 12, 2016 and to update the disclosure in Item 6 B Compensation and Item 6 C Disclosure of Corporate Governance Parctices to reflect the disclosure in the Company’s Management Information Circular dated May 12, 2016 and furnished to the SEC under cover of Form 6-K on May 24, 2016 (the “Amended Annual Report”). No other changes or additions have been made to the original report which remains effective as of March 30, 2016. This Amended Annual Report is being filed for the purpose of satisfying the Company’s Annual Information Form requirements under applicable Canadian securities laws.

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

An updated Pre-Feasibility Study, based on optimization work completed over the past three years, was completed in March 2016 and indicates a Pre Tax Net Present Value, using an 8% discount of $509 million, with an internal rate of return of 32.0% and Post-tax Net Present Value (“NPV”), using an 8% discount, of $302 million, with a post-tax internal rate of return (“IRR”) of 26% with an initial mine life of 17 years and payback period of three years. The updated study indicates average annual production of 60,000t of zinc concentrate and 55,000t of lead concentrate containing 86M lbs of zinc, 82M lbs of lead and 1.7M ounces of silver, yielding average annual after tax earnings before interest taxes depreciation and amortization (“EBITDA”) of $90M per year and $1.4 billion over the 17 year life of the Project.

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

2012 Preliminary Feasibility Study

In June 2012 a Preliminary Feasibility Study (“2012 PFS” or “2012 Preliminary Feasibility Study”) was prepared by SNC-Lavalin Inc. (“SNC” or “SNC-Lavalin”) of Vancouver and a corresponding technical report dated effective June 15, 2012 was filed on SEDAR on August 9, 2012. Such report was revised to incorporate post-tax results and was filed on SEDAR on July 23, 2014. The revised report (the “2012 AMC Technical Report”) by AMC Mining Consultants (Canada) Ltd. is titled “Prairie Creek Property, Northwest Territories, Canada, Technical Report for Canadian Zinc Corporation”. The Qualified Persons responsible are J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and F. Sveinson, P. Eng., SNC-Lavalin Inc.

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

2016 Preliminary Feasibility Study

In March 2016, a Preliminary Feasibility Study (“PFS”, “2016 PFS” or “Preliminary Feasibility Study”) was completed by AMC Mining Consultants (Canada) Ltd., and Tetra Tech Inc. A new Technical Report entitled Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report has been compiled in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”) to provide the results of the 2016 PFS and has been filed on SEDAR and EDGAR.

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

An updated 2016 Prefeasibility Study, based on optimization work undertaken over the prior three years, was completed by AMC Mining Consultants (Canada) Ltd., of Vancouver, Canada, in conjunction with Tetra Tech Inc. (Tetra Tech), Vancouver, on behalf of Canadian Zinc Corporation, in March 2016. The 2016 Prefeasibility Study supersedes the 2012 Prefeasibility Study completed by SNC Lavalin.

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

2012 Preliminary Feasibility Study

In June 2012, a Preliminary Feasibility Study prepared by SNC-Lavalin Inc. of Vancouver was submitted to the Company. This report contains capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It includes an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation. The 2012 PFS indicated a pre-tax NPV, using an 8% discount, of $253 million, with an IRR of 40.4% and payback period of three years, with an 11 year mine life, and pre-production capital costs totaling $193 million. The report indicated a post-tax NPV of $155 million; with an IRR of 31.7% and payback period of three years.

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

An updated Prefeasibility Study, based on optimization work completed over the past three years, was published in March 2016 and supersedes the 2012 Prefeasibility Study completed by SNC Lavalin. The 2016 Prefeasibility Study was completed by AMC Mining Consultants (Canada) Ltd., and Tetratech Inc. A new Technical Report has been compiled to summarize the PFS and supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014 and filed on SEDAR and EDGAR).

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

2016 PRELIMINARY FEASIBILITY STUDY

An updated 2016 Prefeasibility Study, based on optimization work undertaken over the prior three years, was completed by AMC Mining Consultants (Canada) Ltd., of Vancouver, Canada, in conjunction with Tetra Tech Inc. (Tetra Tech), Vancouver, on behalf of Canadian Zinc Corporation, in March 2016. The 2016 PFS supersedes the 2012 Prefeasibility Study completed by SNC Lavalin.

A Technical Report (“AMC Technical Report” or “2016 Technical Report”), entitled “Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report”, effective March 31, 2016, was prepared by AMC Mining Consultants (Canada) Ltd., (“AMC”) with contributions from Tetra Tech Inc. and Canadian Zinc consultants and personnel (collectively “the Authors”), in accordance with National Instrument 43-101 (“NI 43-101”).

This 2016 Technical Report supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014 and filed on SEDAR and EDGAR).

Technical Report on Principal Property – Prairie Creek, Northwest Territories

The information relating to the Prairie Creek Property in the following sections has been extracted from the AMC Technical Report effective March 31, 2016, filed on SEDAR on May 12, 2016, and filed on EDGAR on May 13, 2016 prepared by QPs, as defined by NI 43-101, GZ Mosher, P.Geo., HA Smith, P.Eng. of AMC Mining Consultants Ltd., H Ghaffari, P.Eng., J Huang, P.Eng. of Tetra Tech Inc., A Taylor, P.Geo. of Canadian Zinc Corporation and T Morrison, P.Eng. (the “2016 AMC Technical Report”).

For readers to understand the technical information in this Annual Report they should read the 2016 AMC Technical Report (available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under the Company's profile) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this Annual Report. The 2016 AMC Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the 2016 AMC Technical Report is subject to the assumptions and qualifications contained in the 2016 AMC Technical Report.

The Company has included these website addresses in this Form 20-F Annual Report only as inactive textual references and does not intend them to be active links to these websites. The contents of these websites, and information accessible through them, do not form part of this Annual Report.

“Introduction

This Technical Report on the Prairie Creek Property, NWT, Canada (the Property), has been prepared by AMC Mining Consultants (Canada), Ltd. (AMC) of Vancouver, Canada, in conjunction with Tetra Tech Inc. (Tetra Tech), Vancouver, on behalf of Canadian Zinc Corporation (CZN) of Vancouver, Canada in accordance with the requirements of National Instrument 43-101 (NI 43-101), “Standards of Disclosure for Mineral Projects”, of the Canadian Securities Administrators (CSA) for Filing on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR).

This report is an update to an amended and restated report titled Prairie Creek Property, Northwest Territories, Canada, Technical Report for Canadian Zinc Corporation, prepared by AMC and with an effective date of 15 June 2012 (2012 AMC Report) and a revised date of 23 July 2014. This report discloses the results of an updated Prefeasibility Study (PFS) based on updated Mineral Resources, and ongoing optimization projects and other engineering studies completed since the date of the 2012 AMC Report. The Mineral Resource estimate incorporates drill assay results that were not available at the time of the 2012 AMC Report.

Highlights

This updated 2016 Prefeasibility Study (2016 PFS), based on optimization work completed over the past three years, including the 2015 underground exploration program at Prairie Creek which increased total Measured and Indicated Resource tonnages by 32%, indicates a Base Case pre-tax Net Present Value (NPV) of $509 million using an 8% discount rate, with an Internal Rate of Return (IRR) of 32% and a post-tax NPV of $302 million, with a post-tax IRR of 26%.

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

Table ES.1.1 Sensitivities of the Prairie Creek Project

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

1. Foreign Exchange assumed to be $1.375CAD:$1.00US on this line only

The 2016 PFS indicates average annual production of approximately 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate, containing approximately 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver, and yielding average annual earnings before interest, taxes, depreciation and amortization (EBITDA) of $90 million per year and cumulative EBITDA earnings of $1.4 billion over an initial mine life of 17 years, using Base Case metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce for silver. Pre-production Capital Costs, including provision for a new all season road, are estimated at $244 million, including contingency, with payback of three years.

Location, ownership and history

The Property consists of two surface leases and 12 mining leases totalling 7,487 hectares in area. The Property is situated in the Northwest Territories approximately 500 km west of Yellowknife in the Mackenzie Mountains at an elevation of 850 m above mean sea level. The Property is surrounded by, but is not included in, the Nahanni National Park Reserve (NNPR).

Year-round access to the Property is provided by aircraft utilizing a 1,000 m gravel airstrip immediately adjacent to the camp. The Property has also, in the past, been accessible by a winter road that extended 180 km from the Property to the Liard Highway; this access road is now planned to be all season and will need to be constructed to support full-time operation of the mine.

The Prairie Creek Property contains a high-grade, silver-lead-zinc-copper vein, and other lead-zinc deposit types that have been explored since the early 1900s and were developed by Cadillac Explorations Limited (Cadillac) from 1966 to 1983. The Prairie Creek Mine was developed and fully permitted and a processing plant, along with other surface infrastructure, built in the early 1980s, when a decline in metal prices resulted in the closure of the Mine in 1983 prior to commencement of production. San Andreas Resources Corporation became involved with the Property in 1992 and, through a series of agreements, together with a name change to Canadian Zinc Corporation in 1999, established an increasing interest in the Property, culminating in 2004 with the acquisition of a 100% interest in the Property and Mine site.

Geology and mineralization

The Property is located within a westward-thickening wedge of sedimentary carbonate rocks of mid-Proterozoic to mid-Jurassic age that was deposited along the paleo-continental margin of western North America (Mackenzie Platform). The Prairie Creek Embayment paleo-basin is interpreted to have developed as a half-graben controlled by a north-trending fault with down-drop to the west.

In the immediate area of the Property, north-south trending faulting and folding is apparent. The most significant fold structure is the fault bounded north-south doubly-plunging Prairie Creek anticlinal structure, which is the host to the Prairie Creek mineralization.

Four styles of base metal mineralization have been identified on the Property: quartz vein, stratabound, stockwork and Mississippi Valley-type. Only the first three styles have been found in potentially economic quantities to date. Base metal mineral showings occur along the entire 16 km north to south length within the main group of mining leases.

The most significant style of mineralization is the quartz vein-type, on which the underground workings have been developed, which contains the bulk of the currently defined Mineral Resource. The Main Quartz Vein (MQV) has been exposed in detail by underground development and diamond drilling over a strike length of 2.1 km (Main Zone). The MQV trends at an azimuth of approximately 20º and dips between vertical and 40º east, with an average dip of 65º. The MQV consists of massive to disseminated galena and sphalerite with lesser pyrite and tennantite-tetrahedrite in a quartz-carbonate-dolomite sheared matrix. The galena and tennantite-tetrahedrite also carry economically significant silver values. This vein style of mineralization has been located, through surface trenching, throughout the entire 16 km length of the mining leases.

Stockwork (STK) mineralization occurs as a series of narrow, massive sphalerite-galena-tennantite veins striking at about 40º azimuth that occupy tensional-dilatant fractures within a structural translation zone of the MQV. This mineralization has developed in sub-vertical tensional openings formed obliquely to, but also related to, the initial primary fault movement along the main vein structure. It has been exposed in both diamond drilling and underground development.

Stratabound Massive Sulphide (SMS) mineralization occurs intermittently at the base of the trend of the Prairie Creek vein system over a strike length of more than 3 km. SMS mineralization occurs as semi-massive sphalerite-galena-pyrite replacement located close to both the vein system and the axis of the Prairie Creek antiform, but has not yet been intersected by underground development. The MQV structure carries fragments of the SMS indicating the vein mineralization to be more recent in age.

Mississippi Valley-type (MVT) lead-zinc mineralization is exposed on the Property within surface showings of rock formations marginal to the basin and consists of cavity-filling type breccias in dolostone with host fragments rimmed with colloform sphalerite-marcasite-galena healed with carbonate. This type of mineralization does not form part of the current resource.

Exploration and data management

CZN, including its former name San Andreas Resources Corporation, has been involved with mineral exploration activity across the Prairie Creek Property since 1992. Somewhat limited exploration drilling had occurred and most of the underground development had been undertaken prior to CZN’s initial involvement. From 1992 to the end of 2015, CZN completed 296 surface and underground exploration diamond drillholes with an aggregate length of 78,587 m. In addition, 1,032 underground channel samples forming 365 composites from the three existing underground levels have been collected and analysed.

The main objective of exploration and underground development work has been focused on the Main Zone mineralization, where approximately 80% of the total drilling has been carried out.

Mineral Resource Estimate

The most recent Mineral Resource estimate, announced in a press release dated 17 September 2015, was estimated by AMC following completion of the successful 2015 underground exploration program at Prairie Creek, which increased the Measured and Indicated Mineral Resource tonnages by 32%.

A single block model was created to encompass the three mineral domains: MQV, STK and SMS. The summary results of the Mineral Resource estimate for the three zones combined, at a cut-off of 8% Zn equivalent (ZnEq), are shown below.

Table ES.1.2 September 2015 Mineral Resources Prairie Creek Mine

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

Mineral Resources are stated as of 10 September 2015.

Mineral Resources include those Resources converted to Mineral Reserves.

Stated at a cut-off grade of 8% ZnEq based on prices of $1.00/lb for both zinc and lead and $20/oz for silver.

Average processing recovery factors of 78% for zinc, 89% for lead, and 93% for silver.

Average payables of 85% for zinc, 95% for lead, and 81% for silver.

ZnEq = (grade of Zn in %) + [(grade of lead in % * price of lead in $/lb * 22.046 * recovery of lead in % * payable lead in %) + (grade of silver in g/t* (price of silver in US$/Troy oz/ 31.10348) * recovery of silver in % * payable silver in %)]/(price of zinc in US$/lb*22.046 * recovery of zinc in % * payable zinc in %).

$ Exchange rate = 1 CAD/USD.

Numbers may not compute exactly due to rounding.

The September 2015 Prairie Creek Mine Mineral Resource estimate was completed by Gregory Z. Mosher, P.Geo, Qualified Person (QP), as defined by National Instrument 43-101 (NI 43-101) of AMC Mining Consultants (Canada) Ltd.

Mineral Reserve Estimate

The September 2015 Measured and Indicated Mineral Resource was subsequently converted into a new Mineral Reserve estimate of 7.6 million tonnes of Proven and Probable Reserves at a combined grade of 17% Pb and Zn plus 128 g/t Ag, which represents a 46% increase in Reserve tonnage compared to the 2012 PFS. The estimation of Mineral Reserves by AMC is shown below.

Table ES.1.3 March 2016 Mineral Reserves, Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	Zinc Equivalent
Main Quartz Vein (MQV)	Proven	1,199,288	186.00	10.08	12.09	30.70
	Probable	3,966,848	152.62	10.52	8.58	26.79
	Total	5,166,136	160.37	10.42	9.39	27.70
Stockwork (STK)	Proven	174,656	105.01	4.80	11.48	20.83
	Probable	1,297,665	60.72	3.41	6.64	12.87
	Total	1,472,322	65.97	3.57	7.22	13.81
Stratabound (SMS)	Proven	-	-	-	-	-
	Probable	965,132	46.09	4.38	9.03	16.12
	Total	965,132	46.09	4.38	9.03	16.12
TOTAL	Proven	1,373,944	175.70	9.41	12.02	29.45
	Probable	6,229,646	116.97	8.09	8.24	22.24
	Total	7,603,590	127.58	8.33	8.93	23.54

2016 Mineral Reserves are as of 31 March, 2016 and based on a design cut-off grade of 12% ZnEq for LHOS, 11% ZnEq for DAF, an incremental stoping cut-off grade of 9.7% ZnEq and 7.1% ZnEq for development ore.

Cut-off grades are based on a zinc metal price of $1.00/lb, recovery of 75% and payable of 85%, a lead metal price of $1.00/lb, recovery of 88% and payable of 95%, and a silver metal price of $17/oz, recovery of 92% and payable of 81%.

Exchange rate used is C$1.25 = US$1.00.

Average unplanned dilution and mining recovery factors of 14% and 95%, respectively, for LHOS, and 6% and 95%, respectively, for DAF are assumed.

The March 2016 Prairie Creek Mine Mineral Reserve estimate was prepared by H. A. Smith, P.Eng, Qualified Person (QP), as defined by National Instrument 43-101 (NI 43-101) of AMC Mining Consultants (Canada) Ltd.

Mining

The mine will be an underground operation, based primarily on the MQV and mining an average of 1,350 tonnes per day over a 17-year mine life. During full production, approximately 485,000 tonnes of ore per year will be mined.

Adits were previously driven on three levels: the 970 mL, the 930 mL and the 883 mL, totalling approximately 5 km of underground workings. Access for mining will be through an enlarged 883 mL portal and adit with secondary access through the 930 mL. The 970 mL penetrates the topmost limits of the MQV only and is not part of the current mine plan. As mining progresses to depth, ore from the MQV will be supplemented by ore from the deeper SMS deposit, both deposits being accessed by a common ramp development.

Mining will be by longhole open stoping (LHOS) with paste backfill. Mechanized drift-and-fill (DAF) will be used for the SMS ore, also with paste fill. The plan and objective is to use 100% of flotation tailings as backfill.

Ground conditions in existing development underground are good and the existing workings have stood unsupported for thirty years with minimal bolting. CZN commissioned a geotechnical program at the end of 2013, including mapping and examination of drill core. This program demonstrated that the ground is amenable to longhole open stoping and the results of the program were used for rock support design.

The new mine plan envisages slashing out of some of the existing development in order to establish two spiral ramps to access deeper levels. The existing 883 mL adit will be enlarged to 4.5 x 4.5 m; two ramps will be driven downward from this level and one upward to access the MQV and SMS ores. Drifts will be driven on the MQV north and south from the ramp access points to the strike limits of the ore body. Stoping will begin at the ore limits and retreat to the ramp access points. Pre-production development is expected to take approximately 18 months, before stope ore becomes available as mill feed. This work will be performed by a contractor. On completion of the contracted scope of work, CZN will have the options of taking over the work itself or continuing with contract mining.

The mine will be wet and managing groundwater will be a significant aspect of the operation. When in full production, it is estimated that the mine will produce up to 120 L/s of water. The majority of this water will be collected through pre-drainage boreholes and pumped to surface, avoiding contamination. All water discharged from the mine will either be sent to the mill as process water, pumped into the existing impoundment pond, originally planned for tailings storage, which will be modified into a two-cell water storage pond, or directly treated in a new water treatment plant.

CZN anticipates that, because of the high concentrate mass pull, even with 100% disposal of tailings underground as paste fill, some shortfall in backfill volume may occur. Any shortfall will be made up with Dense Media Separation (DMS) float material and development waste rock. Filtered tailings will be stored in a building on surface during times when no stopes are available for backfill. Development waste and DMS float material will be stored in a newly created Waste Rock Pile north of the plant site.

Metallurgy and processing

Metallurgical tests conducted to date have proved positive. Reasonably good metal recoveries have been achieved with both sulphide and oxide material, with a cyanide-free reagent suite.

According to the test results the overall average grade of the blended lead sulphide/oxide concentrate is anticipated to be 67% lead, with an approximately 88% average recovery of total lead in the plant feed. The zinc sulphide concentrate is estimated to be 58% zinc, with an approximately 83% recovery of the total zinc in the plant feed. An average of 87% of the total silver values in the plant feed is anticipated to be recovered within the lead and zinc concentrates. The impurities of antimony, arsenic and mercury are expected to report to both concentrates.

A complete processing plant/concentrator was substantially constructed prior to project shutdown in 1982, together with a 1.5 million tonne capacity tailings impoundment, power plant, and water treatment plant. CZN plans to rehabilitate and upgrade the processing plant, power plant, and water treatment plant.

The current mill crushing facilities have a 1,500 tpd capacity, with an installed jaw crusher, short-head cone crusher, double-decked screen, and conveyor systems feeding a 2,000 t fine ore bin.

A new dense media separation (DMS) plant, with a nominal feed rate of 58 tph, will be installed downstream of the crushing circuit to process 15-mm to + 1.4-mm sized material. Indications from metallurgical testing are that the DMS plant is expected to reject an average of approximately 27% of the feed as waste at minimal metal losses. Milling feed input rates of 1,200 to 1,400 tpd are anticipated; after passing through the DMS plant, the material to be processed in the grinding/flotation circuit of the mill is estimated to be approximately 960 tpd.

Site infrastructure

As the Mine was fully permitted but never achieved production, existing site infrastructure is substantial; these facilities will be utilized and upgraded where possible. This includes upgrading the existing mill, administration building, workshops, sewage treatment plant, diesel storage tank farm, warehouses and accommodation facilities.

The mill will require an electrical upgrade, addition of a thickener, new flotation cells, a reagent storage and mixing facility, a concentrate storage and loadout facility, an on-stream analyzer and control system, and rehabilitation of the building envelope. The new DMS circuit will be added to the north side of the mill and the reagent mixing area and concentrate storage and loadout facility will be added to the south side of the mill. A new paste backfill plant is proposed to be built next to the mine portal.

Five new 1.5 MW diesel powered generator units will provide power and heat for the site. These power generator units will be located within the existing mill powerhouse after removal of the obsolete units currently in place. Maximum power load for the site is estimated at 5.2 MW. The new generators will be outfitted with heat recovery systems in order to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities and mine air. Since the Mine will be accessed by an all season road, dual-fuel generators utilizing diesel/LNG are an option to consider depending on economics at the time of purchase.

Tailings from the mill will be placed permanently underground as paste backfill, produced in a new paste backfill plant, and augmented by DMS reject material in the event of any volume shortfall. The majority of DMS reject and mine development material will be placed in a newly created Waste Rock Pile facility located north of the mill off the Prairie Creek floodplain. Although the waste rock is considered non-acid generating due to its high content of carbonate material, appropriate precautions will be taken to prevent and mitigate any leaching that may occur from surface runoff through the waste rock pile.

A 150-person camp and cookhouse exists on the site, but most of the buildings have deteriorated beyond economical repair. They will be demolished and will be replaced by a new modular camp adjacent to the upgraded administration building complex.

The site water management plan for the Prairie Creek Mine proposes the reconfiguration of the present tailings impoundment pond into a two-celled Water Storage Pond connected to the mine and mill via piping that also connects to a new Water Treatment Plant, and an exfiltration pipe in the bed of Prairie Creek to provide discharge of the treated waters. The water management system also includes maintaining the real-time flow measurement gauges presently installed in Prairie Creek upstream of the site.

Access road and transportation plan

The Prairie Creek Mine was originally accessed by a 180 km winter road connecting to the Liard Highway (NWT Highway #7). Canadian Zinc currently holds all land use permits and water licences required for the construction and operation of a revised 184 km winter access road that connects the Prairie Creek Mine to the Liard Highway, and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half-way mark.

The access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve, is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary road related permits and licences related to their respective jurisdictions.

In January 2013, the Mackenzie Valley Land and Water Board (MVLWB) issued LUP MV2012F007 for a period of five years, which permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. The Land Use Permit and Water Licence apply to the portion of the winter road traversing Crown Land, which is under the jurisdiction of the Water Board. There are two sections to this portion of the road, the first being 17 kilometres of road from the mine site to the point where the road enters the NNPR, and the second being 80 kilometres of road from the eastern boundary of the NNPR to the Liard Highway.

In September 2013, the Company received from Parks Canada permits (Parks2012_W001 WL and Parks2012-L001 LUP), both valid for a period of five years valid until August 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB.

The transportation plan utilized in the 2012 PFS envisaged the use of the access road only in the winter months of each year, both for the outbound transportation of concentrates and for the inbound transportation of equipment and supplies, including diesel fuel. This winter road plan would necessitate a large investment in working capital to finance consumables and supplies and also a large build-up in concentrate inventory awaiting transportation and sale.

In April 2014, the Company submitted an application to the MVLWB and to Parks Canada for Land Use Permits to permit the upgrade of the current winter access road to all season use. The application is now undergoing environmental assessment before the Mackenzie Valley Review Board (MVRB).

Mining operation based on an all season road access, compared to winter road only access, will:

•	Decrease working inventory;

•	Ensure more timely delivery of product and consistent supply of materials;

•	Lower logistical risk of transporting concentrate and supplies;

•	Require a smaller trucking fleet throughout the year;

•	Allow alternative energy sources such as Liquid Natural Gas (LNG) to be considered; and

•	Increase pre-production capital cost.

The all season road will reduce energy costs and also enable the consideration of more environmentally friendly alternative energy sources. Local gas fields in the area may be producing LNG in the near future, which may provide an opportunity to reduce reliance on diesel fuel. An all season road would also have environmental and safety benefits, in that spreading out the trucking schedule over the full year would avoid high or congested traffic in winter months, therefore lowering the risk of accidents or spills.

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

Concentrate marketing

The Prairie Creek Project will produce three types of concentrate: zinc sulphide, lead sulphide and lead oxide. CZN plans to combine the two lead concentrates into one concentrate at the mill site. The concentrates will then be transported in enclosed haul trucks via the mine access road and Liard Highway to Fort Nelson, and from there by rail to the Port of Vancouver.

Canadian Zinc has signed a Memorandum of Understanding (MOU) with each of Korea Zinc and Boliden for the sale of zinc and lead concentrates. The MOUs set out the intentions of Canadian Zinc and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential.

The sale agreements will account for all of the planned production of zinc concentrate and about half of the planned production of lead concentrate for the first five years of operation at the Prairie Creek Mine. The sales agreements will provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners.

Payables, penalties and quotational periods will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU.

Treatment and refining charges, including deductibles, payable and penalties, vary with smelter location and individual smelter terms and conditions. The Economic Model used in the 2016 PFS has been prepared assuming average blended indicative treatment charges of US$212 per tonne for zinc sulphide concentrates and US$195 per tonne for lead concentrates, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm Hg per tonne of concentrate.

Project execution

The mine start-up schedule is significantly influenced by the seasonal weather conditions in the Northwest Territories. The project schedule comprises one year of detailed engineering, including the completion of permitting and design of the all season road, one year to procure long-lead-time items and prepare the site, followed by one year of site completion and mine development. Mobilization will initially be by winter road, concurrent with construction of the all season road. The later shipment of concentrates and production supplies will be on the all season road.

Permitting, environmental and community

The Prairie Creek Mine is located in an environmentally sensitive watershed of the South Nahanni River and proximal to the Nahanni National Park Reserve. As a result, particular attention has been paid by the Company and by regulators to potential impacts on water quality that may be caused by Project construction and operations.

CZN currently has a number of permits and licences for both exploration and mine operations issued by the MVLWB under the Mackenzie Valley Resource Management Act. In addition, CZN also has a LUP and Water Licence from Parks Canada for the portion of an operations winter road that crosses the NNPR.

The main Licence is the Type “A” Water Licence (MV2008L2-002) which was issued by the MVLWB on 8 July 2013 that permits CZN to conduct mining, milling and processing activities at the Prairie Creek Mine Site, use local water, dewater the underground mine and dispose of waste from mining and milling. Other Land Use Permits and Water Licences provide for winter road, mine site and transfer related facilities.

Water Licence MV2001L2-0003 and LUP MV2012C0008 allow CZN to continue with underground exploration prior to operations. LUP MV2012C0002 provides for surface exploration and diamond drilling at sites throughout the Prairie Creek property.

A Land Use Permit application for an all season road was applied for in April 2014 to the MVLWB and is currently in the Environmental Assessment Process with the Mackenzie Valley Review Board. The Environmental Assessment is well advanced and is expected to conclude prior to year-end.

Prior to the main licences being issued in 2013, CZN had been involved, since the passage of the Mackenzie Valley Resource Management Act in 1999, in numerous regulatory processes to obtain various Land Use Permits and Water Licences for exploration and development at the Prairie Creek Mine site. Regulatory processes included both normal-course permitting and numerous Environmental Assessments.

Innovative water management practices are necessary at the Prairie Creek Mine during operations due to the nature of the discharge and the receiving environment upstream of a national park. The volume of water for discharge will vary seasonally, being greatest in summer. Flows in Prairie Creek are also variable, being very low in winter and fluctuating in summer. Therefore, storage of water in a large pond on site will be maximized in winter, and treated water discharge will be proportionately tied to creek flows to minimize receiving water concentrations, meet Water Licence limits and protect the ecosystem downstream. A variable load discharge (VLD) approach to water management was developed and accepted during the regulatory process. A Water Licence to operate the Mine was issued in 2013 by the MVLWB with the construction period being regulated by ‘end-of-pipe’ effluent quality criteria, followed by VLD to meet receiving water objectives during operations. Real-time flow measurements upstream in Prairie Creek are planned in order to track the allowable load for discharge. A seasonal schedule for treated mine and mill water discharge will apply based on the site water balance; although the actual discharge rates will be based on the daily on-site analysis of treated water sentinel parameters, and on flows in Prairie Creek, which may vary on an hourly basis. Discharge will be via an exfiltration trench below the bed of Prairie Creek that will promote mixing and attenuation of parameter concentrations to meet site specific water quality objectives.

The Prairie Creek Mine site today is surrounded by the Nahanni National Park Reserve. The original NNPR was created in 1972 for the specific purpose of setting aside the South Nahanni River for wilderness recreation. Exploration activity at Prairie Creek had been ongoing for many years prior to 1972, with underground development being well advanced at that time. In June 2009, the NNPR was expanded to include the entire watershed of the South Nahanni River. However, the Prairie Creek site and a 300-km2 surrounding area were excluded from the Park. An amendment to the Canada National Parks Act, provided for a right of access through the expanded Park into the Prairie Creek area. Recognizing the need to work closely together, in 2008 CZN and Parks Canada entered into a MOU that formalized the intent of both parties to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded NNPR and an operating Prairie Creek Mine. The MOU was renewed in 2015 for another five years.

CZN completed a detailed socio-economic assessment in support of the Project. The study concluded that the Prairie Creek Mine will be a relatively modest project in a region of the NWT that has limited economic prospects. The majority of the economic and social benefits will be generated through the participation of local labour and businesses in the area, including the communities of Nahanni Butte, Fort Simpson and Fort Liard.

In 2011, Canadian Zinc signed important Impact and Benefits Agreements with each of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson), both part of the Dehcho First Nations. Later that year, CZN negotiated a Socio-Economic Agreement with the Government of the Northwest Territories (GNWT), covering social programs and support, commitments regarding hiring and travel, and participation on an advisory committee to ensure commitments are effective and are carried out.

Employment

Approximately 150 people are expected to be employed on site during initial project construction. A new accommodation block will be constructed at site to accommodate this workforce.

During operations the Mine will employ a total of approximately 316 people on payroll, including truckers, with half of the employees being on-site at any one time, and with an additional 28 off-site in the Fort Liard and Fort Nelson areas. Personnel will work a regular rotation on site, with rest periods off site, to be determined, with transport by charter flights to the existing on-site 1,000 m gravel airstrip. Canadian Zinc’s hiring policy and commitments under its signed Impact and Benefits Agreements are to give preference to qualified local community residents, followed by northern residents. Training programs will be organized to further promote and maximize local aboriginal employment.

Project metrics

Table ES.1.4                Project metrics – Prairie Creek Mine

Mine and Mill Parameters
Total ore mined (million tonnes)	7.6	Milling rate (tonnes per day) after DMS	960
Mining rate (tonnes per day)	1,350	Zinc concentrate (tonnes per year)	60,000
Life of Mine (years)	17	Lead concentrate (tonnes per year)	55,000
Life of Mine Statistics

	Ore Grade Initial 10 Years	Ore Grade LOM	Recoveries	Average Annual Metal Production	Payability
Zinc	10.0%	8.9%	83%	86M lbs***	85%
Lead	9.8%	8.3%	88%	82M lbs***	95%
Silver	154 g/t	128 g/t	87%	1.7M oz	81%
Project Assumptions Base Case
Zinc price		US$1.00/lb	Exchange Rate		$1.25CDN:$1.00US
Lead price		US$1.00/lb	Discount Rate		8%
Silver price		US$19.00/oz

Operating and Capital Costs
Operating Costs**	LOM $/t ore mined	Capital Costs	$M
Mining	79	Pre-production capital	216
Processing	41	Contingency	28
Site Services	22	Total	244
G&A	23
Transportation*	65	Sustaining Capital	70
Total**	230	Working Capital	36

* Includes truck, rail, handling and ocean shipping

** Does not include treatment, refining charges or royalty

*** Metals contained in both lead and zinc concentrates

Economic Results
	Pre-tax	Post-tax
NPV @ 8% ($M)	509	302
IRR (%)	31.9	26.1
Payback period (years from first revenue)	3	3
Average annual EBITDA ($M)	90

Note: Rounding of numbers may influence totals.

Capital and operating costs

The general breakdown of the Pre-Production Capital Cost estimate for the Prairie Creek Project is indicated in the following table:

Table ES.1.5             Pre-production capital cost estimate – Prairie Creek Mine

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

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and have been estimated at a total of $216 million, excluding contingency, and $244 million including a contingency of $28 million, excluding working capital.

Based on proposals or quotations received, a number of capital items were provided on a lease-to-purchase basis. The main items included on a capital lease basis are: diesel generators; water treatment plant; paste plant; and some process equipment. The lease costs of such items incurred in the pre-production period are included in pre-production capital costs; lease costs incurred after production start-up are included in sustaining capital.

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

The general breakdown of the Operating Cost Estimate for the Prairie Creek Project is indicated in the following table.

Table ES.1.6        Operating cost estimate – Prairie Creek Mine

Operating Cost Summary
Area	Unit Operating Cost $/tonne ore mined
Mining	78.58
Milling/Processing	40.75
G&A costs	22.58
Surface Costs	21.96
Transportation*	65.10
Total Unit Operating Cost	228.97

* includes truck/rail/handling/shipping

The following list summarizes key project assumptions used to develop the operating costs, which are in 2016 constant dollars:

•	Mine operating costs are estimated according to unit prices tendered by the mine contractor multiplied by annual estimated quantities; after the first two years of operations, it is assumed that mining will revert to the owner for the remainder of the LOM;
•	All electrical power will be produced by diesel generators using a delivered price of diesel of $0.72/L yielding an estimated LOM power cost of $0.215/kWhr;
•	Mill, surface and G&A operating costs are generally deemed to be steady-state per tonne milled LOM, based on recent labour and materials costs;
•	Labour costs are derived from multiple recent sources and include payroll burdens of 46.5%;
•	Manpower costs for road maintenance and concentrate haul are included in total transport costs.

Economic analysis

The Base Case economic model has been developed using long-term metal price assumptions of US$1.00/lb zinc, US$1.00/lb lead, and US$19.00/oz silver. These long-term price assumptions are based on consensus price forecasts published by Consensus Economics Inc. as at February 2016, and a review of market commentary published by various services, including the International Lead and Zinc Study Group, CRU, Metals Bulletin Research, Wood Mackenzie, and other industry sources as discussed in Section 19.

A sensitivity analysis was conducted on the Project model to evaluate its robustness against variations in financial parameters, specifically Base Case metal prices +/- 10% and the Base Case foreign exchange rate plus or minus 10%. The financial analysis with a +/- 10% sensitivity factor centering on the Base Case, showing average annual EBITDA, NPV (at 8% and 5% discount rates), IRR and payback periods, on a post-tax basis is presented in the following table.

Table ES.1.7              Financial analysis – Prairie Creek Mine

	Low Case	Base Case	High Case
Metal Price Scenario [1]	90%	100%	110%
Average Annual EBITDA ($M)	66	90	113
Post-Tax NPV Undiscounted ($M)	451	685	915
Post-Tax NPV @ 8% discount ($M)	171	302	430
Post-Tax NPV @ 5% discount ($M)	252	412	569
Post-Tax IRR	19.0%	26.1%	32.5%
Post-Tax Payback Period (years from first revenue)	4	3	2

Exchange Rate Scenario [2]	$1.125CDN:$1.00US	$1.25CDN:$1.00US	$1.375CDN:$1.00US
Average Annual EBITDA ($M)	70	90	109
Post-Tax NPV Undiscounted ($M)	490	685	877
Post-Tax NPV @ 8% discount ($M)	192	302	409
Post-Tax NPV @ 5% discount ($M)	279	412	543
Post-Tax IRR	20.2%	26.1%	31.4%
Post-Tax Payback Period (years from first revenue)	4	3	2

1. Metal prices varied plus/minus 10% and exchange rate unchanged.

2. Exchange rate varied plus/minus 10% and Base Case metal prices unchanged.

A stressed case sensitivity analysis using assumed metal prices of US$0.80/lb for zinc and lead and US$17/oz for silver, and an exchange rate of CDN$1.40:US$1.00, would indicate a pre-tax NPV (8%) of $308 million and IRR 24% (post-tax NPV (8%) of $170 million and IRR 19%). Using the average metal prices for the three years ended 31 March 2016 of US$0.90/lb for zinc; US$0.89/lb for lead and US$18.27 for silver, and an exchange rate of CDN$1.33:US$1.00 would indicate a pre-tax NPV (8%) of $421 million and IRR 28.5% (post-tax NPV (8%) $244 million and IRR 23.1%).

Recommendations

As part of its assessment in the Technical Report, AMC has recommended that:

•	A front-end engineering and design phase to complete detailed engineering and IFC drawings to definitive feasibility study levels to obtain fixed pricing from construction contractors.
•	Early completion of site clearance construction, engineering and mine development programs to accelerate start-up times. This would include preliminary earthworks on the water storage pond, waste rock pile, building foundations, portal construction and upgrades of existing infrastructure in tandem with detailed engineering of new structures.
•	Complete permitting of the all season access road.
•	Additional mill studies to further optimize the mill circuit capacity to increase both ore throughput and metal recoveries.

•	Further metallurgical tests to optimize the process flowsheet, particularly reagent regimes, including variability tests on the samples from various mineralization zones and ore types.
•	Further study of on-site or off-site processes to reduce deleterious components of concentrates, thereby reducing smelter penalties.
•	Studies to optimize the mine operation by automation and adoption of advanced technology.
•	Additional underground paste backfill strength studies.
•	Additional hydrology studies to better design, size and cost water management facilities.

The above recommendations include both optional and essential items. The cost of essential items is estimated at $9M. The cost of optional items is estimated at $3M. Details are outlined in the body of the report in Section 26.

Conclusions

The Prairie Creek Property contains a high-grade, silver-lead-zinc-copper vein along with other lead-zinc deposits and deposit types. The Base Case economic model indicates a robust project at consensus forecasts for the long-term prices of lead and zinc, generating a pre-tax NPV (8%) of $509 million with an IRR of 32% and a post-tax NPV of $302 million with a post-tax IRR of 26%. Additional project optimization, as recommended in this report, would further enhance the economics.

The development of the Prairie Creek mine offers significant economic advantages. There is broad support among aboriginal organisations and communities in the Dehcho region for the direct benefit and economic stimulus that the mine would bring to this region of the Northwest Territories. Its envisaged operation presents a unique opportunity to enhance the social and economic well-being of the surrounding communities. There will be approximately 220 direct full time jobs. In addition, there will be many indirect business and employment opportunities, related to transport, supply of the Mine Site and environmental monitoring and management.

The Prairie Creek Project is considered to be a viable project, based on the Mineral Reserves, mine plan, and production and economic parameters determined within the 2016 PFS. AMC recommends that Canadian Zinc proceed with the development of the Prairie Creek Project.”

The information relating to the Prairie Creek Property in the preceding sections has been extracted from the AMC Technical Report dated March 31, 2016.

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

B. Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2015, the Compensation Committee consisted of Brian Atkins, John MacPherson (until his resignation) and Dave Nickerson (all considered independent directors). John MacPherson retired as a director in August 2015. The Company does not have a formal compensation plan in place for its Named Executive Officers (defined below under the heading “Summary Compensation Table”). The general compensation philosophy of the Company for executive officers, including for the CEO, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide longer-term incentive compensation, such as the grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

The Company is primarily engaged in the exploration and development of its Prairie Creek property located in the Northwest Territories, Canada. The Company is considered to be in the exploration and development stage, given that its Prairie Creek property is not in production and, to date, has not earned any significant revenues and does not generate revenues from operations. Accordingly, the Company is reliant upon funding from capital raising activities. Therefore, the use of traditional performance standards, such as corporate profitability, is not considered to be appropriate in the evaluation of corporate or executive performance, and the Board of Directors has to consider the financial situation of the Company in a wider context and involving the ongoing status of the Prairie Creek project, when setting its executive compensation levels.

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options and restricted share units. In establishing levels of remuneration and in granting stock options and restricted share units, the Compensation Committee, having taken into consideration the financial position of the Company, takes into consideration the executive's performance, level of expertise, responsibilities and length of service to the Company, as well as comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. When determining an element of compensation to be paid to a particular NEO, the Compensation Committee takes into account the amount of each other element of compensation that has been paid to that NEO. Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the Board of Directors regarding this remuneration. The Compensation Committee’s responsibilities and composition are described below under the heading “Corporate Governance Disclosure – Compensation Committee”.

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Board did not set formal, person-specific, performance goals for the Named Executive Officers for 2015. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

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

The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. Neither the Company nor the Compensation Committee currently has nor at any time during 2015 had any contractual arrangement with any compensation consultant.

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

The Company has not prohibited its executive officers or directors from purchasing financial instruments that are designed to hedge or off-set a decrease in market value of any securities of the Company granted as compensation or held, directly or indirectly, by an executive officer or director.

Base Salary

The Company traditionally provided executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment. Base salaries are usually reviewed annually by the Compensation Committee. In 2015, the Compensation Committee reviewed the base salaries of the CEO, CFO and COO and did not recommend any adjustments as the base salaries were considered to be appropriate. In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of the remuneration of each of the CEO, COO and CFO which involved a reduction in the cash component of base salary for an agreed period of eighteen months to January 2017, combined with the grant of Restricted Share Units.

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

The RSU Plan is administered by the Compensation Committee. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

In 2015, the Company granted 3,650,000 RSUs to senior officers. The RSUs granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and were assigned a fair value based on the share price at time of issuance.

Stock Options

The grant of stock options to purchase common shares of the Company, pursuant to the Company’s stock option plan is an integral component of executive officer compensation packages. The Company's stock option plan is administered by the Board of Directors, with option grants being recommended by the Compensation Committee to the Board. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Previous stock option grants are considered when reviewing executive officer compensation packages as a whole. No stock options were granted to or exercised by officers or directors in 2015.

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

In 2013, the Compensation Committee considered that the progress with regard to the on-going development of the Prairie Creek Project, including the achievement of a major milestone in obtaining all necessary permits and licences to complete construction and development of the Prairie Creek Mine, were such that the payments of year-end bonuses to each of the CEO, COO and CFO were appropriate. Payment of such bonuses was split into two equal halves with the first half paid in 2013 and the second half in 2014. No additional incentive bonuses were awarded in 2014 or 2015.

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

The Company does not directly link executive compensation to total cumulative shareholder return, as the Company is not in active operations. Instead, the goals of the Company at this point in time are more qualitative and geared towards successfully progressing the development of the Prairie Creek Mine. The Compensation Committee does, however, consider the financial position of the Company and the general economic situation when assessing compensation. In 2012, 2014 and 2015, the Compensation Committee, after considering the general economic situation and the Company’s progress, decided not to award any bonus payments. In 2013, the Compensation Committee considered that the progress with regard to the on-going development of the Prairie Creek Project, including the achievement of a major milestone in obtaining all necessary permits and licences to complete construction and development of the Prairie Creek Mine, were such that the payments of year-end bonuses to each of the CEO, COO and CFO were appropriate and that such payment would be split into two equal halves with the first half paid in 2013 and the second in 2014.

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

Outstanding Incentive plan awards

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

At December 31, 2015, there were 973,800 stock options outstanding, representing approximately 0.45% of the Company's issued and outstanding common shares as of May 12, 2016, of which 650,000 were granted under the Company's 2012 stock option plan. At the Company's Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new stock option plan (the “2012 Plan“). The 2012 Plan is a fixed stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company.

The purpose of the Company’s equity compensation plans is to attract and motivate directors, officers and employees of and service providers to the Company (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The 2012 Plan authorizes the board of directors (or compensation committee) to grant stock options to the Optionees on the following terms:

•	Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.
•

The maximum number of shares that may be reserved for issue under the 2012 Plan is 7,500,000 common shares, representing approximately 3.44% of the Company's issued and outstanding shares as of May 12, 2016.

•	The total number of shares issuable to all insiders of the Company at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares.
•	The number of shares issued to insiders of the Company as a group, within any one year period, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares as at the end of such one year period.
•	The exercise price for stock options granted under the 2012 Plan must be not less than the closing market price on the day preceding the date of grant of the stock options.
•	Vesting of stock options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the 2012 Plan.
•	The maximum term of stock options granted under the 2012 Plan will be ten years from the date of grant, subject to extension in the event of a management imposed black-out period.
•	Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.
•	If an Optionee ceases to be eligible to receive options under the 2012 Plan as a result of termination for cause, any outstanding options held by such Optionee on the date of such termination shall be cancelled as of that date.
•	If an Optionee ceases to be eligible to receive options under the 2012 Plan for reasons other than termination for cause (or death), any outstanding options held by such Optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such stock option or three months after the Optionee ceases to be eligible to receive stock options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such stock options to remain in full force and effect until any time up to the original expiry time of such stock options, irrespective of whether such expiry time is more than three months after the Optionee ceases to be eligible to receive stock options.
•	Any outstanding stock options held by an Optionee at the time of his or her death shall remain exercisable by the person or persons to whom the rights of the Optionee's stock options are passed by the will of the Optionee or the laws of descent and distribution for a period ending on the earlier of the expiry date of such stock options or one year after the Optionee's death.
•	The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Company or the 2012 Plan, suspend, terminate or discontinue the 2012 Plan at any time, or amend or revise the terms of the 2012 Plan or of any option granted under the 2012 Plan to:
(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the 2012 Plan;
(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;
(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the 2012 Plan;
(e)	change termination provisions for an Optionee who is not an insider beyond the original expiry time;
(f)	reduce the exercise price of a stock option for an Optionee who is not an insider; and
(g)	implement a cashless exercise feature, payable in cash or securities;

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

Restricted Share Unit Plan

The RSU Plan is administered by the Compensation Committee of the Board or such other Committee of the Board as may be designated by the Board (the “Committee”). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Company, under the authority of the Board of Directors through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The Committee may impose additional conditions to any particular RSU award.

RSUs Outstanding

During the year ended December 31, 2015, the Company issued 3,650,000 RSUs to senior officers and employees which remained outstanding at May 12, 2016. The RSUs granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing at the discretion of the Company. If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the volume-weighted average price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Compensation Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired RSUs are available for future grants.

Maximum Number of Common Shares Available for Issue Under the RSU Plan

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares (the ‘‘RSU Insider Limit’’).

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability of RSUs

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder or RSU Plan participant approval, amend certain provisions of the RSU Plan in such manner as the Board, in its sole discretion, determines appropriate including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the percentage of the outstanding Common Shares issuable pursuant to the RSU Plan ;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan;

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan;

(vi)	a change in the issue price of Common Shares issuable pursuant to the RSU Plan benefitting an insider;

(vii)	a change to the amendment provisions of the RSU Plan; or

(viii)	an amendment to remove or exceed the RSU Insider Limit.

During the year ended December 31, 2015, the Company issued 3,650,000 RSUs to senior officers and employees which remained outstanding at December 31, 2015. The RSUs granted are subject to an 18 month vesting period; a payout date of 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

Deferred Share Unit Plan

Administration of Plan and Eligible Participants

The Deferred Share Unit Plan (the “DSU Plan”) is used for the benefit of the Company’s non-executive directors. The Board may award Deferred Share Units (‘‘DSUs’’) under the DSU Plan to a non-executive director in such number as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company.

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

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. Redemptions under the DSU Plan may be in Common Shares issued from treasury, may be purchased by the Company on the open market for delivery to the director, or may be settled in cash or any combination of the foregoing at the discretion of the Company. The Committee may impose additional conditions to any particular DSU award.

DSUs Outstanding

During the year ended December 31, 2015, the Company issued 276,340 DSUs and an additional 66,666 DSUs in 2016 to directors. As at May 12, 2016, a total of 343,006 DSUs remain outstanding. The DSUs are fully vested upon issuance; subject to the plan are paid out upon retirement and are assigned a fair value based on the five day volume weighted average share price upon issuance.

Maximum Number of Common Shares Available for Issue Under the DSU Plan

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

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares (‘‘DSU Insider Limit").

Transferability of DSUs

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

The Board may at any time, and from time to time, and without shareholder or DSU Plan participant approval, amend certain provisions of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)	no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

(ii)	to the amendment provisions of the DSU Plan;

(iii)	to the definition of “Participant”;

(iv)	to remove or exceed the DSU Insider Limit; or

(v)	to change the issue price of Common Shares issuable pursuant to the DSU Plan benefitting an insider.

Equity Compensation Plan Information

The following table sets out certain details as at December 31, 2015 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
2012 Stock Option Plan	650,000	$0.46	6,850,000
Deferred Share Unit Plan	276,340	n/a	4,084,614
Restricted Share Unit Plan	3,650,000	n/a	2,891,431
Sub-total – equity compensation plans approved by security holders	4,576,340	n/a	13,826,045
Equity compensation plans not approved by security holders (3)	323,800	$0.72	Nil
Total	4,900,140	n/a	13,826,045
(1)	Represents the number of common shares reserved for issuance upon exercise of outstanding options, RSUs and DSUs.
(2)	Since RSUs and DSUs do not have an exercise price, they have not been factored into the weighted average price calculation.
(3)	Incentive stock options in the amount of 300,000 were granted outside of the Company’s stock option plan and in accordance with the policies of the TSX. Upon the Company’s acquisition of Paragon Minerals Corporation, incentive stock options were converted from options previously granted and 23,800 remain outstanding at December 31, 2015.

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

The Company entered into an Employment Agreement dated effective January 1, 2010 with Mr. Alan Taylor, Chief Operating Officer, for his continuing services as an officer of the Company (the “Taylor Agreement”). Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors (a "Change of Control"). Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive an amount equal to twenty-four months of his then current annual salary (calculated as his base salary before the reduction in the cash component and excluding the grant of any RSUs).

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2015, is: termination without cause - $290,374; termination without cause or resignation following a change of control - $387,166.

The Company entered into an Employment Agreement effective January 17, 2011 with Mr. Trevor Cunningham, CFO, for his continuing services as an officer of the Company (the “Cunningham Agreement”). Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities amounting to constructive dismissal following a Change of Control. If Mr. Cunningham’s employment is terminated without cause, Mr. Cunningham is entitled to receive twelve months' termination pay at his then current annual salary. In the event of a Change of Control and subsequent termination or constructive dismissal within 12 months of the Change of Control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months' termination pay at his then current annual salary (calculated as his base salary before the reduction in the cash component and excluding the grant of any RSUs).

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2015, is: termination without cause - $175,000; termination without cause following a change of control - $262,500.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2015.

Name	Fees earned ($)	Share- based awards (1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins	20,333	12,500	Nil	Nil	N/A	Nil	32,833

John A. MacPherson (3)	15,462	N/A	Nil	Nil	N/A	Nil	15,462

Dave Nickerson	19,333	12,500	Nil	Nil	N/A	Nil	31,833

(1)	Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.
(2)	The value of option-based awards represents the grant date fair value of the stock options awarded.
(3)	Mr. MacPherson retired as a director effective August 12, 2015.

Prior to August 2015, the Company paid each director, other than directors that are also Named Executive Officers, an annual fee of $20,000, (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended. The Chair of the Audit Committee and Compensation Committee (providing the Chair is not also an executive officer of the Company) receives an additional $500 per meeting attended. In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of Directors’ remuneration to reduce the cash component form $20,000 per year to $10,000 per year and to award the grant of Deferred Share Units to a value of $20,000 per year, payable quarterly. An aggregate of $80,128 was paid to directors for their services as directors during 2015.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board of Directors, and will be compensated on a basis to be determined at the time.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (1) ($)
Brian A. Atkins	Nil	Nil	Nil	Nil	Nil	Nil	14,508

John A. MacPherson	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Dave Nickerson	Nil	Nil	Nil	Nil	Nil	Nil	14,508

(1)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.105.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2015.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins	Nil	12,500	Nil

John A. MacPherson	Nil	Nil	Nil

Dave Nickerson	Nil	12,500	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.

Other than the DSU Plan, the Company has no plans pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

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

Directors are eligible to participate in the 2012 Plan and the DSU Plan. During the financial year ended December 31, 2015, 276,340 DSUs were granted to the directors of the Company.

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

Indebtedness to Company of Directors and Executive Officers

As at May 12, 2016, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

C. Disclosure of Corporate Governance Practices

Independence of Members of Board

Prior to August 2015, the Board of Directors consisted of five directors. Three of the directors, Brian Atkins, John MacPherson and Dave Nickerson, were considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors has any direct or indirect material relationship with the Company nor any relationship pursuant to which he may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board. John MacPherson retired as a Director in August 2015.

The Chairman of the Board, John F. Kearney, is not independent in that he is also President and Chief Executive Officer of the Company. Alan B. Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company.

Following the retirement of John MacPherson a majority of the directors is not independent; however the Board is of the opinion that it has continued to function properly as required.

Brian Atkins, who currently serves as an independent director and acts as Chairman of the Audit Committee and Compensation Committee, has indicated that he wishes to retire from the Board at the next Annual Meeting and is not proposed for re-election as a director at the Annual Meeting. It is proposed that four new nominees be elected as directors at the next Annual Meeting all of whom will be considered independent.

The Chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees, and the Chairman of the Board does not sit on the Compensation Committee. Following the retirement of John MacPherson as a Director in August 2015, John Kearney was appointed as a member of the Audit Committee in reliance on the exemption in Section 3.5 of NI 52-110 which permits a company to appoint a non-independent director to the Audit Committee to fill a vacancy created by the resignation of another Audit Committee member.

It is expected that the composition of the Committees will be changed after the 2016 Annual Meeting following the election of four new directors.

Management Supervision by the Board

The Company Officers report upon the operations of the Company directly to the Board on a regular basis. The Company does not have an appointed lead director. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed of a majority of independent directors who meet with the Company’s auditors, and without management in attendance if considered necessary or desirable. The independent directors have regular and full access to management. Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the independent directors are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer
John F. Kearney	Anglesey Mining Plc (1) Avnel Gold Mining Limited Conquest Resources Limited (1) Labrador Iron Mines Holdings Limited (1) Minco Plc. (1) Xtierra Inc. (1)

Dave Nickerson	Tyhee Gold Corp.

(1)	John F. Kearney is a director of a group of associated public companies, which have some overlapping or common management and which share office space or other facilities with the Company. In a general sense, these companies operate as a ‘group’ of which John Kearney may be described as “group” Chairman. John Kearney is also an independent director of Avnel Gold Mining Limited.

Participation of Directors in Board Meetings

In the year ended December 31, 2015, eight Board meetings were held. In addition, there were four meetings of the Audit Committee, two of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Brian A. Atkins	8 of 8	6 of 6

John F. Kearney	8 of 8	N/A

John A. MacPherson (1)	6 of 6	3 of 3

Dave Nickerson	8 of 8	7 of 7

Alan B. Taylor	8 of 8	1 of 1

1.	Mr. MacPherson retired as a director effective August 12, 2015.

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

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not impose term limits on its directors. The Company believes term limits are an arbitrary mechanism for removing directors, and can result in highly qualified and experienced directors forced out solely based on the length of their service.

Policies Regarding the Representation of Women

The Company has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Company would be best served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential women candidates may unduly restrict the Board's ability to select the best and most suitable candidate.

The Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company's director identification and selection process, other factors, including knowledge and relevant experience, or particular areas of expertise, are given greater consideration in the director identification and selection process. In light of the Company's view that candidates should be selected from the widest possible group of qualified individuals, the level of representation of women may be considered but is not a major factor in identifying and nominating candidates for election to the Board.

As part of the process to identify and select nominees proposed for election at the 2016 Annual Meeting, to fill the vacancies covered by the retirement of two directors and to expand and strengthen the composition of the Board, a number of potential women candidates were identified as having the appropriate and relevant experience but none of these potential candidates were available due to various factors.

The Company's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Company believes that decisions to hire or promote an individual should be based on that person's knowledge and experience, particular areas of expertise, character and merit. Accordingly, the representation of women in executive officer positions may be considered but is not a major factor and is not an issue when making executive officer appointments.

The Company has not adopted a target regarding the representation of women on the Board or in executive officer positions for the reasons set out above. The Company believes that adopting such a target may unduly restrict its ability to select, hire or promote the best and most suitable candidate for the position in question.

The Company currently does not have any women Board members or executive officers.

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

Composition of Audit Committee

The Audit Committee, as of the date of this Annual Report, is composed of Brian Atkins, Dave Nickerson and John Kearney. The Company considers each member of the Audit Committee to be financially literate for the purposes of National Instrument 52-110 (“NI 52-110”). A majority of the committee members are independent and the Board of Directors, relying on NI 52-110 Section 3.5, have determined that such reliance will not materially affect the ability of the audit committee to act independently and satisfy the requirements of NI 52-110. The Company intends to increase the number of independent Board members at the next Annual General Meeting and will ensure each member of the Audit Committee be independent.

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

Interest of Informed Person in Material Transactions

No informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company.

Management Contracts

Except as disclosed under the heading “Disclosure of Corporate Governance Practices – Other Committees”, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

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

Exhibit Number	Description of Document
1.1	Notice of Articles (of Incorporation) (1)
1.2	Articles (Bylaws) (2)
4.1	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan. (3)
4.2	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan. (4)
4.3	Employment Agreement between the Company and Alan Taylor dated January 1, 2010. (5)
4.4	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011. (6)
4.5	2012 Fixed Stock Option Plan. (7)
4.6	Deferred Share Unit Plan. (8)
4.7	Restricted Share Unit Plan. (9)
4.8	Warrant Indenture dated as July 31, 2014. (10)
4.9	Base Metal and Precious Metal Net Smelter Returns Royalties Agreement dated May 31, 2013. (11)
4.10	Arrangement Agreement among the Company, Messina Minerals Inc. and 0980829 B.C. Ltd. Dated as of October 21, 2013. (12)
4.11	Underwriting Agreement dated July 15, 2014. (13)
4.12	Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report. (14)
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as exhibit 1.A to the Company’s 20-F annual report filed on July 26, 2005.
(2)	Previously filed as exhibit 1.B to the Company’s 20-F annual report filed on July 26, 2005.
(3)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 11, 2008.
(4)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on May 27, 2009.
(5)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on May 13, 2010.
(6)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on May 2, 2011.
(7)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 30, 2015.
(8)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on April 30, 2015.
(9)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on April 30, 2015.
(10)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on April 30, 2015.
(11)	Previously filed as exhibit 4.9 to the Company’s 20-F annual report filed on April 30, 2015.
(12)	Previously filed as exhibit 4.10 to the Company’s 20-F annual report filed on April 30, 2015.
(13)	Previously filed as exhibit 4.11 to the Company’s 20-F annual report filed on April 30, 2015.
(14)	Filed on EDGAR May 12, 2016

Signatures

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 24th day of May, 2016.

CANADIAN ZINC CORPORATION

“John F. Kearney”

Per: (signed) John F. Kearney

Title: President, Chief Executive Officer & Director