Form 20-F/A
period 2015-12-31
CANADIAN ZINC CORP
filed 2016-10-03
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Amendment No. 2)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F (Amendment No. 2) is being filed to amend the Annual Report on Form 20-F (Amendment No. 1) of Canadian Zinc Corporation (the “Company”, the “Registrant”, “Canadian Zinc” or “CZN”) for the year ended December 31, 2015, filed with the United States Securities and Exchange Commission (the “SEC”) on May 24, 2016 (the “Amended Annual Report”) to update the section “Technical Report on Principal Property – Prairie Creek, Northwest Territories” and other sections of the Annual Report that reference such technical report to reflect the Amended and Restated Technical Report (“Amended and Restated Technical Report”) furnished to the SEC under cover of Form 6-K on October 3, 2016 and filed on SEDAR on September 30, 2016. No other changes or additions have been made to the original report which remains effective as of March 30, 2016. This Amended Annual Report is being filed for the purpose of satisfying the Company’s Annual Information Form requirements under applicable Canadian securities laws.

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

An updated Pre-Feasibility Study, based on optimization work completed over the past three years, was completed in March 2016 (subsequently amended and restated on September 30, 2016) indicates Pre-tax undiscounted cumulative cash flow of $710 million and a Pre-tax Net Present Value, using an 8% discount of $284 million, with a Pre-tax internal rate of return of 22.50% and a Post-tax Net Present Value (“NPV”), using an 8% discount, of $155 million, with a Post-tax internal rate of return (“IRR”) of 17.9% with an initial mine life of 17 years and a payback period of five years. The updated study indicates average annual production of 60,000t of zinc concentrate and 55,000t of lead concentrate containing 86M lbs of zinc, 82M lbs of lead and 1.7M ounces of silver., The updated study indicates average annual after tax earnings before interest taxes depreciation and amortization (“EBITDA”) of $64M per year and $1.0 billion over the 17 year life of the Project.

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

2016 Preliminary Feasibility Study

In March 2016, a Preliminary Feasibility Study (“PFS”, “2016 PFS” or “Preliminary Feasibility Study”) was completed by AMC Mining Consultants (Canada) Ltd., and Tetra Tech Inc. A new Technical Report entitled Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report with an effective date of March 31, 2016 was compiled in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”), subsequently amended and restated on September 30, 2016, to provide the results of the 2016 PFS and has been filed on SEDAR and EDGAR.

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

The 2016 PFS, with the Base Case economic model, as amended and restated, indicates a Pre-tax undiscounted cumulative cash flow of $710 million and a Pre-tax Net Present Value, using an 8% discount, of $284 million, with a Pre-tax internal rate of return of 22.5%, and a Post-tax NPV, using an 8% discount, of $155 million, with a Post-tax IRR of 17.9%, with an initial mine life of 17 years and a payback period of five years.

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

An updated Prefeasibility Study, based on optimization work completed over the past three years, was published in March 2016 (subsequently amended and restated on September 30, 2016) and supersedes the 2012 Prefeasibility Study completed by SNC Lavalin. The 2016 Prefeasibility Study was completed by AMC Mining Consultants (Canada) Ltd., and Tetratech Inc. The new Technical Report, with an effective date of March 31, 2016, was compiled to summarize the PFS and supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014). The Amended and Restated Technical Report has been filed on SEDAR on September 30, 2016 and EDGAR on October 3, 2016.

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

A Technical Report (“AMC Technical Report” or “2016 Technical Report”), entitled “Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report”, effective March 31, 2016, was prepared by AMC Mining Consultants (Canada) Ltd., (“AMC”) with contributions from Tetra Tech Inc. and Canadian Zinc consultants and personnel (collectively “the Authors”), in accordance with National Instrument 43-101 (“NI 43-101”) and filed on SEDAR and EDGAR. The 2016 Technical Report was subsequently amended and restated and the Amended and Restated Technical Report was filed on SEDAR on September 30, 2016 and EDGAR on October 3, 2016.

This 2016 Technical Report (subsequently amended and restated September 30, 2016) supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014 and filed on SEDAR and EDGAR).

Technical Report on Principal Property – Prairie Creek, Northwest Territories

The information relating to the Prairie Creek Property in the following sections has been extracted from the AMC Technical Report effective March 31, 2016, (amended and restated September 30, 2016) filed on SEDAR on September 30, 2016, and filed on EDGAR on October 3, 2016 prepared by QPs, as defined by NI 43-101, GZ Mosher, P.Geo., HA Smith, P.Eng. of AMC Mining Consultants Ltd., H Ghaffari, P.Eng., J Huang, P.Eng. of Tetra Tech Inc., A Taylor, P.Geo. of Canadian Zinc Corporation and T Morrison, P.Eng. (the “2016 AMC Technical Report”).

For readers to understand the technical information in this Annual Report they should read the 2016 Amended and Restated Technical Report (amended and restated on September 30, 2016 and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under the Company's profile) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this Annual Report. The 2016 AMC Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the 2016 AMC Technical Report is subject to the assumptions and qualifications contained in the 2016 AMC Technical Report.

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

Highlights

This updated 2016 Prefeasibility Study (2016 PFS), based on optimization work completed over the past three years, including the 2015 underground exploration program at Prairie Creek which increased total Measured and Indicated Resource tonnages by 32%, indicates a Base Case pre-tax Net Present Value (NPV) of $284 million using an 8% discount rate, with an Internal Rate of Return (IRR) of 23%, and a post-tax NPV of $155 million, with a post-tax IRR of 18%.

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

Table ES.1.1 Sensitivities of the Prairie Creek Project

Metal Prices		Pre-Tax				Post-Tax
Zinc/Lead US$/lb	Silver US$/oz	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80	17.00	99	-	(42)	5.0	35	(38)	(70)	2.2
0.90	18.00	405	202	121	15.0	233	100	44	11.1
1.00	19.00	710	405	284	22.5	431	235	155	17.9
1.00 [1]	19.00 [1]	979	585	429	28.5	598	349	249	23.1
1.10	20.00	1,016	608	447	29.1	623	366	262	23.8
1.20	21.00	1,322	811	611	35.2	810	493	366	29.0
1.30	22.00	1,627	1,014	774	40.9	1,002	624	473	34.1

1. Foreign Exchange assumed to be $1.375CAD:$1.00US on this line only

The 2016 PFS indicates average annual production of approximately 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate, containing approximately 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver. The 2016 PFS indicates average annual earnings before interest, taxes, depreciation and amortization (EBITDA) of $64 million per year and cumulative EBITDA earnings of $1.0 billion over an initial mine life of 17 years, using Base Case metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce for silver. Pre-production Capital Costs, including provision for a new all season road, are estimated at $244 million, including contingency, with payback of five years from first revenue.

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

Project metrics

Table ES.1.4                Project metrics – Prairie Creek Mine

Mine and Mill Parameters		Concentrates	Average Tonnes/Year	Average Grade	Payability
Total ore mined (million tonnes)	7.6	Zinc concentrate	60,000	Zinc: 59%	Zinc: 85%
Mining rate (tonnes per day)	1,350			Silver: 136 g/t	Silver: 70%
Milling rate (tonnes per day) after DMS	960	Lead concentrate	55,000	Lead: 65%	Lead: 95%
Life of Mine (years)	17			Silver: 824 g/t	Silver: 95%

Life of Mine Statistics
	Ore Grade Initial 10 Years	Ore Grade LOM	Mill Recoveries	Average Annual Contained Metal
Zinc	10.0%	8.9%	83%	86M lbs***
Lead	9.8%	8.3%	88%	82M lbs***
Silver	154 g/t	128 g/t	87%	1.7M oz***

Project Assumptions Base Case
Zinc price	US$1.00/lb	Exchange Rate	$1.25CDN:$1.00US
Lead price	US$1.00/lb	Discount Rate	8%
Silver price	US$19.00/oz

Operating and Capital Costs
Operating Costs**	LOM $/t ore mined	Capital Costs	$M
Mining	79	Pre-production capital	216
Processing	41	Contingency	28
Site Services	22	Total Pre-production Capital	244
G&A	23	Sustaining Capital	70
Total On-site Costs	165	Working Capital	36
Transportation*	65
Total Operating Costs**	230

* Includes truck, rail, handling and ocean shipping

** Does not include treatment, refining charges or royalty

*** Metals contained in both lead and zinc concentrates

Economic Results	Pre-tax	Post-tax
Cash Flow Undiscounted ($M)	710	431
NPV @ 8% ($M)	284	155
IRR (%)	22.5	17.9
Payback period (years from first revenue)	4	5
Average annual EBITDA ($M)	64

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

Economic analysis

The Base Case economic model has been developed using long-term metal price assumptions of US$1.00/lb zinc, US$1.00/lb lead and US$19.00/oz silver and an exchange rate of $1.25CDN:$1.00US. These long-term price assumptions are based on consensus price forecasts published by Consensus Economics Inc. as at February 2016, and a review of market commentary published by various services, including the International Lead and Zinc Study Group, CRU, Metals Bulletin Research, Wood Mackenzie, and other industry sources as discussed in Section 19.

A sensitivity analysis was conducted on the Project model to evaluate its robustness against variations in financial parameters, specifically Base Case metal prices +/- 10% and the Base Case foreign exchange rate +/- 10%. The financial analysis centering on the Base Case, showing average annual EBITDA, NPV (at 8% and 5% discount rates), IRR and payback periods, on a pre-tax and post-tax basis is presented in the following table.

Table ES.1.7              Financial analysis – Prairie Creek Mine

Metal Price Scenario [1]	90%	100%	110%
Average Annual EBITDA ($M)	43	64	85
Pre-Tax Cash Flow Undiscounted ($M)	379	710	1,041
Pre-Tax NPV @ 8% discount ($M)	107	284	462
Pre-Tax NPV @ 5% discount ($M)	185	405	626
Pre-Tax IRR	14.2%	22.5%	29.7%
Post-Tax Cash Flow Undiscounted ($M)	217	431	639
Post-Tax NPV @ 8% discount ($M)	35	155	272
Post-Tax NPV @ 5% discount ($M)	88	235	377
Post-Tax IRR	10.4%	17.9%	24.3%
Post-Tax Payback Period (years from first revenue)	7	5	3

Exchange Rate Scenario [2]	$1.125CDN:$1.00US	$1.30CDN:$1.00US	$1.375CDN:$1.00US
Average Annual EBITDA ($M)	47	71	81
Pre-Tax Cash Flow Undiscounted ($M)	441	818	979
Pre-Tax NPV @ 8% discount ($M)	140	342	429
Pre-Tax NPV @ 5% discount ($M)	226	477	585
Pre-Tax IRR	15.9%	25.0%	28.5%
Post-Tax Cash Flow Undiscounted ($M)	258	498	598
Post-Tax NPV @ 8% discount ($M)	57	192	249
Post-Tax NPV @ 5% discount ($M)	116	281	349
Post-Tax IRR	12.0%	20.0%	23.1%
Post-Tax Payback Period (years from first revenue)	7	4	3

1. Metal prices varied plus/minus 10% and exchange rate unchanged.

2. Exchange rate varied plus/minus 10% and plus 4%.

A stressed case sensitivity analysis using assumed metal prices of US$0.80/lb for zinc and lead and US$17/oz for silver, and an exchange rate of CDN$1.40:US$1.00, would indicate a pre-tax NPV (8%) of $92 million and IRR 13% (post-tax NPV (8%) of $24 million and IRR 10%). Using the average metal prices for the three years ended 31 March 2016 of US$0.90/lb for zinc; US$0.89/lb for lead and US$18.27 for silver, and an exchange rate of CDN$1.33:US$1.00 would indicate a pre-tax NPV (8%) of $199 million and IRR 19% (post-tax NPV (8%) $97 million and IRR 14%).

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

Conclusions

The Prairie Creek Property contains a high-grade, silver-lead-zinc-copper vein along with other lead-zinc deposits and deposit types. The Base Case economic model indicates a robust project at consensus forecasts for the long-term prices of lead and zinc, generating a pre-tax undiscounted cumulative cash flow of $710 million and a pre-tax NPV (8%) of $284 million with an IRR of 23% and a post-tax NPV of $155 million with a post-tax IRR of 18%. Additional project optimization, as recommended in this report, would further enhance the economics.

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

The information relating to the Prairie Creek Property in the preceding sections has been extracted from the AMC Technical Report dated March 31, 2016 (subsequently amended and restated on September 30, 2016 and filed on SEDAR and EDGAR).

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

Exhibit Number	Description of Document
1.1	Notice of Articles (of Incorporation) (1)
1.2	Articles (Bylaws) (2)
4.1	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan. (3)
4.2	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan. (4)
4.3	Employment Agreement between the Company and Alan Taylor dated January 1, 2010. (5)
4.4	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011. (6)
4.5	2012 Fixed Stock Option Plan. (7)
4.6	Deferred Share Unit Plan. (8)
4.7	Restricted Share Unit Plan. (9)
4.8	Warrant Indenture dated as July 31, 2014. (10)
4.9	Base Metal and Precious Metal Net Smelter Returns Royalties Agreement dated May 31, 2013. (11)
4.10	Arrangement Agreement among the Company, Messina Minerals Inc. and 0980829 B.C. Ltd. Dated as of October 21, 2013. (12)
4.11	Underwriting Agreement dated July 15, 2014. (13)
4.12	Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report – Amended and Restated. (14)
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as exhibit 1.A to the Company’s 20-F annual report filed on July 26, 2005.
(2)	Previously filed as exhibit 1.B to the Company’s 20-F annual report filed on July 26, 2005.
(3)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 11, 2008.
(4)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on May 27, 2009.
(5)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on May 13, 2010.
(6)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on May 2, 2011.
(7)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 30, 2015.
(8)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on April 30, 2015.
(9)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on April 30, 2015.
(10)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on April 30, 2015.
(11)	Previously filed as exhibit 4.9 to the Company’s 20-F annual report filed on April 30, 2015.
(12)	Previously filed as exhibit 4.10 to the Company’s 20-F annual report filed on April 30, 2015.
(13)	Previously filed as exhibit 4.11 to the Company’s 20-F annual report filed on April 30, 2015.
(14)	Filed on EDGAR October 3, 2016

Signatures

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 3rd day of October, 2016.

CANADIAN ZINC CORPORATION

“John F. Kearney”

Per: (signed) John F. Kearney

Title: President, Chief Executive Officer & Director