Form 20-F
period 2016-12-31
CANADIAN ZINC CORP
filed 2017-03-22
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2016: 266,111,543 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐      No ☒

Forward-Looking Statements

This Annual Report (“Annual Report”) contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements. The Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties; the timing for the completion of the definitive feasibility study; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

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

1 foot = 0.305 metres

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth our selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto, as at December 31, 2016, 2015, 2014, 2013, and 2012. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future. The selected financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects”, and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2016	2015	2014	2013	2012
Amounts in accordance with IFRS:
Net loss	$(5,077)	$(8,262)	$(12,434)	$(6,911)	$(19,870)
Basic and diluted loss per share	(0.02)	(0.04)	(0.06)	(0.04)	(0.13)
Total assets	18,497	11,183	21,899	19,272	21,948
Net assets	15,899	8,907	17,045	15,685	17,812
Share capital	114,618	104,028	104,028	91,823	87,250
Reserves	15,873	14,394	14,270	12,681	12,470
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	238,480,985	218,047,709	192,465,968	166,539,368	157,936,692
Number of common shares outstanding	266,111,543	218,047,709	218,047,709	172,828,575	164,031,781

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2012 to December 31, 2016 were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Years ended December 31
	2016	2015	2014	2013	2012
High	0.7972	0.8527	0.9422	1.0164	1.0299
Low	0.6854	0.7148	0.8589	0.9348	0.9599
Average	0.7548	0.7820	0.9027	0.9670	1.0008
End of Period	0.7448	0.7225	0.8620	0.9402	1.0051

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Monthly
	September ‘16	October ‘16	November ‘16	December ‘16	January ‘17	February ‘17
High	0.7786	0.7631	0.7498	0.7622	0.7675	0.7690
Low	0.7548	0.7461	0.7363	0.7377	0.7442	0.7548

The exchange rate on March 15, 2017 was 0.7447.

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

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. The environmental assessment of the Company’s application for a permit for an all-season road has been ongoing for almost three years and is not yet complete. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

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

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000 with the enactment of the Mackenzie Valley Resource Management Act (“MVRMA”). In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and formally embarked on a review of environmental regulatory systems throughout the North.

In May 2010 the Federal Government announced an Action Plan to improve northern regulatory regimes, which anticipated changes to the current legislative framework and regulatory processes. This process, which included negotiations with the Government of the Northwest Territories and various Aboriginal Governments in the context of NWT devolution, led to several changes to the MVRMA, including creation of the Superboard, the effect of which would be to collapse the functions of the Wek’eezhii Land and Water Board (WLWB), the Sahtu Land and Water Board, and the Gwich’in Land and Water Board into one single land and water board, or “Superboard” - the Mackenzie Valley Land and Water Board.

Creation of the Mackenzie Valley “Superboard” was contemplated in the amendments to the MVRMA contained in the Northwest Territories Devolution Act 2014, The Superboard legislation was to take effect on April 1, 2015. The Tlicho Government objected on the grounds that the Tlicho Agreement expressly requires the establishment of the WLWB. The Tlicho further said that they were not consulted on the amendments. Canada maintained that the legislation is necessary to increase efficiency in the regulatory process. As a result of this disagreement, the Tlicho Government commenced an action against the Federal Government in May 2014, seeking among other things a declaration that Superboard legislation is unconstitutional, as well as an injunction preventing the Superboard legislation from taking effect until the constitutionality of the Superboard can be determined. The Supreme Court of the Northwest Territories granted an injunction to the Tlicho Government suspending the implementation of the “Superboard” legislation and the Federal Government appealed the decision. In December 2015 the new Liberal Government announced the suspension of the appeal. It is expected that the new Liberal Government will introduce legislation further amending the MVRMA to remove the “Superboard” and re-establish the original regional water boards.

On April 1, 2014, The Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (GNWT) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the Mackenzie Valley Resource Management Act, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

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

In 2016, the Government of Canada announced the introduction of a national pan-Canadian framework that includes a national floor price on carbon which, if implemented, will increase the cost of power supply to the Company’s projects. Canadian provinces and territories will be given until 2018 to implement a carbon pricing policy, starting with a minimum price of $10 per tonne in 2018, increasing $10 per year to $50 per tonne by 2022.

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

There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business.

The development of the Prairie Creek Mine will require substantial additional financing. The 2016 Preliminary Feasibility Study estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $216 million, plus a contingency of $28 million for a total of $244 million. Working capital required upon commencement of production is estimated to be $30 million plus a contingency of $6 million for a total of $36 million.

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

Canadian Zinc is dependent on the services of key executives, including its President and Chief Executive Officer, the Vice President of Exploration and Chief Operating Officer, and its Chief Financial Officer. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

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

Information Technology Systems Disruption

The Company relies on information technology systems and networks in the operation of its business. The Company could be materially and adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents, or may be compromised by natural disasters or defects in software or hardware systems. The consequences of the Company’s information technology systems being compromised include material and adverse impacts on the Company’s financial condition, operations, production, and reputation.

Global Climate Change

Extreme weather events (such as increased frequency or intensity of storms, increased snow pack, or unusually warm or shorter winter seasons) have the potential to disrupt operations at the Company’s projects. Extended disruption to road access due to extreme weather could delay or increase the cost of construction of the Company’s projects, or otherwise adversely affect the Company’s business.

History of Losses and No Assurance of Profitable Operations

The Company has a history of losses and no assurance of profitable operations.

The Company has incurred cumulative losses since inception of $114,592,000 through December 31, 2016, which includes $78,508,000 of exploration and development expenditures on the Prairie Creek Property and $4,167,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

The exercise of outstanding options and warrants would lead to dilution of current shareholders.

As of December 31, 2016, there were 266,111,543 common shares outstanding. As of December 31, 2016, the Company had 5,850,000 share purchase options and 16,734,000 warrants outstanding allowing the holders to purchase 22,584,000 common shares. Directors and officers of the Company hold 3,850,000 of these share purchase options, contractors and employees of the Company hold 2,000,000 share purchase options and third-party entities hold 16,734,000 share purchase warrants. In addition, 6,011,404 share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and officers of the company hold 5,111,404 of these share units with the balance being held by contractors and employees of the Company.

As of March 15, 2017, there were 266,111,543 common shares outstanding and the Company had 5,850,000 share purchase options, 16,734,000 warrants and 6,011,404 share units outstanding. The exercise or payout of all of the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

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

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. holders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2016, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

General Development of the Business

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). The Prairie Creek Property is subject to a 1.2% net smelter return royalty (“NSR”).

The Prairie Creek Mine contains a NI 43-101 Proven and Probable Reserve of 7.6 million tonnes grading 8.9% Zn; 8.3% Pb and 128 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, together with an Inferred resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Project.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

In 2016 the Company completed a Preliminary Feasibility Study (“2016 PFS”) (Amended Technical Report filed on SEDAR September 30, 2016) which indicates a Base Case pre-tax Net Present Value (“NPV”) of $284 million using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 23% and a post-tax NPV of $155 million, with a post-tax IRR of 18%.

The 2016 PFS indicates average annual production of 60,000t of zinc concentrate and 55,000t of lead concentrate containing a total of 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver in both zinc and lead concentrates. The 2016 PFS indicates average annual EBITDA of $64 million per year and cumulative EBITDA of $1.0 billion over an initial mine life of 17 years, using metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce for silver. Pre-production capital costs, including provision for a new all season road, are estimated at $244 million, including contingency, with payback of five years.

Over the past eight years Canadian Zinc has successfully completed six environmental assessments and obtained all the significant regulatory permits and social licences required to complete construction and development at the mine site and a winter access road to allow commencement of mining and milling at Prairie Creek. An environmental assessment for the Company’s permit application for use of the access road on an all season basis is currently underway and completion is expected in the second quarter of 2017.

The Company has initiated a Definitive Feasibility Study (“DFS”) to follow up on the recommendations contained in previous prefeasibility studies and to facilitate the raising of project debt financing for the Prairie Creek Project. AMC Mining Consultants (Canada) Ltd. (“AMC”) and Ausenco Engineering Canada Inc. (“Ausenco”) have been engaged to complete the DFS which is expected to be completed by mid-2017.

Concurrently, the Company has also retained HCF International Advisers (“HCF”) as financial advisers to arrange debt financing for the project. HCF is currently developing a funding strategy with the goal of arranging debt financing of up to 70% of the capital expenditures required once the DFS is completed.

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

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans or Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Three Year History

Throughout the years 2014, 2015 and 2016, the Company’s principal focus has been on its efforts to advance the Prairie Creek Project towards completion of development and subsequent production.

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

In 2015, Canadian Zinc carried out an underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drill holes. The drill program was completed in July 2015.

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

Concentrate sale arrangements

In March 2016, Canadian Zinc announced it had signed agreements with Korea Zinc and Boliden for the sale of zinc and lead concentrates. These offtake arrangements with two of the pre-eminent smelting companies in the world, confirm the marketability of Prairie Creek’s zinc and lead concentrates.

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

Definitive Feasibility Study

Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Project would be enhanced by a definitive feasibility study. This comprehensive study would address all geological, engineering, operating, economic, environmental and other relevant factors in the required detail to serve as the basis and support for a financial institution to finance the development of the Project to production.

In January 2017, the Company engaged AMC and Ausenco to complete a DFS to support the debt financing of the Project.

AMC, an industry leader in mine engineering services and support for large-scale development projects and operating mines, was previously involved in the 2016 PFS for the Prairie Creek Mine. AMC will further detail the underground aspects of the proposed operation including further optimizing the mineplan, and defining associated operating and capital costs to a DFS level.

Ausenco is a diversified engineering and project management company providing services to the global resource and energy sectors. The Company has built its business and reputation for delivering new and better ways to add value to client’s projects, and in some of the world’s most challenging environments. Ausenco will be responsible for all the physical areas of the surface facilities and for contributions to the overall FS and NI 43-101 report including the process plant and buildings and all surface infrastructure and ancillaries.

Ausenco will assess all surface infrastructure needs to bring the Project into operation and undertake project development/execution planning services for the Prairie Creek Mine and deliver a robust optimized project development plan that can be used to advance the project to production. At the same time this will provide a critical link to the project financing plan by providing potential providers of debt or equity with a clear path to profitable production.

Ausenco will complete required engineering utilizing a cost-effective project design methodology to support the development of a high-level execution plan which will be focused on making the best possible use of existing infrastructure and construction materials on site so as to provide a lower cost or faster time-frame to production for the project.

Ausenco has engineering services based in the Vancouver area, has the relevant experience and expertise, including northern design and project execution at brownfield sites, to prepare a Project Execution Plan that will define the approach to constructing the Prairie Creek project. This will include the development of a contracting and procurement strategy for further stages of work, which will align with the project execution schedule and will serve to support the capital cost estimate and make provision for the identified execution risks and opportunities. The plan will be developed with the objective of converting it to an Engineering Procurement and Construction Management (“EPCM”) contract at the appropriate time.

The independent 43-101 technical report will be co-authored by AMC and Ausenco. The Company expects that the DFS will be completed by mid-2017.

HCF Retained as Financial Adviser

HCF, a leading independent corporate finance advisory firm based in London, UK and focused on the global natural resources and infrastructure sectors, was appointed to advise the Company with regard to securing debt financing for the Prairie Creek Project.

HCF has prepared a three-staged approach to source and negotiate debt financing for the Prairie Creek Mine. The preliminary stage, which is now under way, includes development of a funding strategy, appointment of an independent technical engineer, preparation of a new financial model to be incorporated into the DFS; and conducting preliminary market soundings of potential lenders. This will be followed by formal engagement with potentially interested parties and thereafter negotiation and finalization of financing documentation.

HCF is fully involved in the DFS process and will use the completed study in support of securing debt financing with major financial institutions. It is anticipated that up to 70% of the currently estimated $250 million of capital required to complete the Project could be supported by debt financing.

Mineral Processing Optimization

In tandem with the development of DFS, the Company initiated a mineral processing optimization program in January 2017. To complete the metallurigical testing, the Company engaged SGS Canada Inc. (“SGS”) to undertake further mineral processing optimization testing on new composite bulk samples collected from underground drill holes drilled in the Prairie Creek Mine in 2015. The principal objectives of the program are to examine metallurgical characteristics and responses from the fresh and relatively unoxidized zones of the deposit, to optimize the proposed mineral processing flow sheet and to simplify the flotation circuit design, all with the objective of thereby improving the projected metal recoveries and lowering milling production costs.

The metallurgical testing programs include definition of the grinding requirements and evaluation of the response of variability samples to the optimized processing method. In addition, the waste products generated in the test programs will be utilized in designing treatment plans for the process water and in testing paste tailings for underground disposal.

It is estimated the metallurgical program will take four months to complete and the results of this metallurgical program will be incorporated into the DFS.

In tandem with the 2015 underground drill program the Company also undertook detailed hydrology monitoring and testing of groundwater from the underground under the supervision of Robertson Geoconsulting. This has resulted in a detailed hydrological model being developed which more accurately predicts rates of underground water flow as the future mine would be developed. The results of the modelling are being incorporated into the DFS to better predict underground dewatering needs, including pumping/piping, which also directly relate to the facilities required for water management and treatment.

Alternative Energy Options LNG

In February 2017, the Company entered into an agreement with the Northwest Territories Power Corporation (“NTPC”) to examine and develop an electrical power strategy for the Prairie Creek Project. The process will examine the method best suited to delivering power and the potential integration of energy alternatives such as Liquefied Natural Gas (“LNG”).

The Prairie Creek Mine stands to gain environmental and economic benefits from the recent discovery of natural gas in the Liard/Horn River Basins. These natural gas resources, which are located adjacent to the existing highway haulage route, can now be considered for use at the Mine which would result in reducing the dependency on diesel fuel and replacing it with LNG, which is a cheaper and much more environmentally friendly source of fuel for power generation.

LNG has been a dependable fuel for decades and continues to demonstrate a long track record of safe storage, safe transportation and safe usage, which is an important consideration given the location of the Prairie Creek Mine. It is better for the environment with typical emissions being much lower than other fuel sources with greenhouse gas reduction of between 11% and 20%, NOx emissions reduced by 80% and particulate emissions reduced by 75%. Any LNG spills would not require any remediation of soil, groundwater or surface waters because LNG evaporates immediately and dissipates quickly into the atmosphere.

NTPC is a wholly owned subsidiary of NT Hydro, which is 100% owned by the Government of the Northwest Territories. Their mission is to generate, transmit and distribute electricity in a safe, reliable, efficient and environmentally sound manner; striving to reduce reliance on fossil fuels. NTPC exists to provide value to its shareholder and customers through the efforts of a highly dedicated, skilled, and productive workforce.

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

In early 2016, the Company received and responded to Information requests from interested parties which allowed Technical Sessions to be scheduled. Technical Sessions took place in Yellowknife from June 13, 2016 to June 16, 2016. The purpose of the Technical Session was for all parties and regulators to discuss issues face-to-face in order to gain a better understanding of the all season road project and its potential environmental impacts.

Additional Technical Sessions on cultural impacts were also held in the local communities of Nahanni Butte and Fort Simpson on July 4 and 5, 2016. The purpose of these sessions was to gather information from land and resource users in the two Dehcho communities about the potential impacts and to discuss possible mitigations of the proposed all season road.

The June Technical Sessions generated a list of commitments and undertakings. In July 2016, CZN completed a field work program along the road corridor to gather additional base line data on vegetation, wildlife and stream crossings that were deemed necessary to respond to some of the undertakings. On August 18, 2016, Canadian Zinc completed submitting its responses to the undertakings from the June Technical Session. Canadian Zinc was subsequently asked to submit some additional information and did so on September 6, 2016.

In September 2016, the Company received the second round of Information Requests from parties registered in the regulatory process. CZN submitted its responses to the second round of Information Requests in October 2016 which was followed by a risk assessment stage. After a number of submissions the risk assessment phase was deemed complete by the MVRB in early February 2017 and the EA process subsequently entered into the Hearing Phase.

As part of the preparatory process within the Hearing Phase various registered parties submitted Technical Reports on March 10, 2017 and CZN has until April 7, 2017 to file its responses to the Technical Reports. A revised draft work schedule was issued by the MVRB which indicates that community and public hearings will be held in Nahanni Butte and Fort Simpson during the week of April 24, 2017.

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

Central Milling Facility Research Collaboration Project

In 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”), a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

The collaborative research program, partially funded by the Research & Development Corporation of Newfoundland and Labrador (“RDC”) through the GeoEXPLORE Industry-led program.

The metallurgical test program, completed by Thibault & Associates Inc. of Fredericton, New Brunswick, was based on an assessment of pre-concentrating the ore prior to flotation using Dense Media Separation (“DMS”) technology and the development of a process compatible with the metallurgical characteristics of the five deposits under development.

The DMS and metallurgical test programs were followed-up by Thibault & Associates with a Process Simulation and Cost Assessment model (order of magnitude conceptual assessment) to evaluate and identify the key factors impacting the operating economics of a centralized processing concept for the production of the base metal concentrates from the five base metal deposits.

Multiple conceptual economic scenarios at three potential sites were developed to simulate the proposed centralized milling concept. The variables assessed included the different potential mill sites, with or without DMS, new or used process equipment, mining rate, and processing feedstock composition for each deposit. Lundberg, being the largest but lowest grade deposit, was considered the main plant feed and Lemarchant, Boomerang, Daniels Pond and Bobbys Pond were treated as satellite deposits.

Highlights of Results of Research Program:

•	Pre-concentration of the samples by bench scale DMS testing (prior to flotation) was determined to be technically viable for the Lundberg deposit, Bobbys Pond samples and the semi-massive and stringer sulphide sample from the Lemarchant Footwall.
•	Metallurgical test results strongly support the development of a sequential flotation flowsheet for the processing of all five deposits using a centralized processing facility.
•	Bench-scale flotation test programs indicated improved grade and recovery relationship for the production of copper, lead and zinc concentrates using a common sequential flotation flowsheet rather than a bulk flotation flowsheet.
•	Test results and METSIMTM metallurgical simulations confirm that selective zinc, lead and copper concentrates at marketable grades can be produced using a sequential flotation flowsheet.
•	The process simulation and cost assessment results (conceptual economic modeling) provided key information on which to base future studies and development plans, including the ongoing exploration programs that are critical to expanding the deposits and advancing the viability of developing the central Newfoundland deposits through a centralized milling facility.

The metallurgical research study demonstrated that the ore from the Company’s Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

The positive results of the research project provide valuable direction to guide future exploration on the Company’s central Newfoundland deposits and the conceptual economic modeling provided key information on which to focus future economic studies and development plans for advancing the development of these deposits through a centralized milling facility.

Financing Activity

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

On July 7, 2016, the Company closed an underwritten public offering of common shares and flow-through shares through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and including Dundee Securities Ltd. (collectively, the "Underwriters").

The Company issued 34,135,000 common shares at a price of $0.25 per share for gross proceeds of $8,533,750 and 6,665,000 flow-through shares at a price of $0.25 per share for gross proceeds of $1,666,250. In total, the gross proceeds of the offering amounted to $10,200,000.

On December 14, 2016, the Company closed a non-brokered private placement of flow-through shares. The Company issued 6,666,664 common shares, which qualify as flow-through shares of the Company for purposes of the Income Tax Act (Canada), at a price of $0.30 per share, raising aggregate gross proceeds of $2,000,000.

The net proceeds from the sale of non-flow-through shares are being used to fund feasibility and development programs for the Prairie Creek Project, exploration programs at both the Prairie Creek Project and the Company’s Newfoundland properties, as well as for general working capital purposes.

The gross proceeds from the sale of flow-through shares issued in the public offering and the private placement are being used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that were renounced in favour of the purchasers with an effective date of December 31, 2016. The funds are being used to explore the Company’s Long Lake, Tulks South and South Tally Pond projects in central Newfoundland.

B. Business Overview

The Company’s principal focus is exploration and development of the Prairie Creek Property (a zinc/lead/silver, partially developed property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective, to secure the necessary financing to rehabilitate, upgrade and modernize the Mine, including the processing plant and other site infrastructure.

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

Canadian Zinc’s focus for 2017 will be to complete a Definitive Feasibility Study and seek the financing required to begin initial development of the Prairie Creek Project and advance the Mine towards production.

Building on the robust economics indicated by the 2016 Pre-Feasibility Study, opportunities for optimization that could yield further economic, operational and environmental benefits are being pursued as part of the DFS process. Some of the recommended mill capacity and metallurgical testing studies have been initiated, along with the ongoing environmental assessment and permitting of the proposed all season road.

The Company is well advanced in completing the DFS with a target completion date of June 30, 2017. This independent report co-authored by AMC and Ausenco will be used by the Company, with the assistance of HCF International Advisers, to seek senior debt financing. Several commercial banks have expressed indicative interest in providing project financing for the development and construction of the Prairie Creek Mine.

The all-season road environmental assessment is nearing completion, and will followed by the permitting process.

The metallurgical testing program on the central Newfoundland properties was successfully completed and will help to plan the 2017 exploration program. A winter drill program on the South Tally Pond property based on the magnetic and electromagnetic geophysical surveys completed in late 2016 is ongoing and a two-stage exploration program on selected targets will begin in the second quarter of 2017.

The long-term price environment for lead and zinc remains very positive and, supported by the completion of the DFS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

C. Organizational Structure

At the end of its most recently completed financial year the Company’s structure includes a wholly-owned subsidiary, Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”), which is organized under the laws of British Columbia. (See “General Development of the Business – Company Acquisitions”) The following chart shows the intercorporate relationship between the Company and its subsidiaries:

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

In 2006 and 2007, the Company carried out an underground exploration program, driving a decline about 550 metres and completing approximately 10,600 metres of underground drilling. In October 2007, an updated Technical Report (the “Minefill Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program. The Minefill Report verified and confirmed the previous historical resource estimate completed by MRDI in 1998 and noted significant upgrades in resource categories. The Minefill Report indicated that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Minefill Report confirmed that there is also a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential. This positive report led the Company to submit a formal application to the regulatory authorities in 2008 to secure the necessary licences and permits required for an operating mine at Prairie Creek.

A Preliminary Feasibility Study prepared by SNC-Lavalin Inc. of Vancouver was submitted to the Company in June 2012 and a corresponding Technical Report dated effective June 15, 2012 was filed on SEDAR on August 9, 2012. Such report was revised to incorporate post-tax results and was filed on SEDAR on July 23, 2014. The 2012 Preliminary Feasibility Study was based on a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver, calculated from a AMC Mineral Resource estimate of June 2012 of 5.4 million tonnes averaging 10.8% zinc, 10.2% lead and 160 g/t silver and an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver.

In 2013, the Company sold a 1.2% NSR Royalty on all metals produced from the Prairie Creek Property.

An updated Mineral Resource estimate completed in March 2015 by AMC Mining Consultants (Canada) Ltd. (Gregory Z. Mosher P.Geo. and J. Morton Shannon P.Geo., Qualified Persons (“QP”), as defined by National Instrument 43-101) demonstrated an increase in overall Mineral Resource tonnages in the Indicated category and in the Inferred category. The new Mineral Resource updated the previous Mineral Resource Estimate of June 2012.

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

In January 2017, the Company initiated a Definitive Feasibility Study (“DFS”) to follow up on the recommendations contained in previous prefeasibility studies and to facilitate the raising of project debt financing for the Prairie Creek Project. AMC Mining Consultants (Canada) Ltd. (“AMC”) and Ausenco Engineering Canada Inc. (“Ausenco”) were engaged to complete the DFS which is expected to be completed by mid-2017.

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

In April 2015, Canadian Zinc submitted its DAR to the MVRB. The MVRB completed a preliminary review of the DAR in response to which the Company provided supplementary information to the MVRB partly in the form of a comprehensive DAR Addendum, which was submitted to the MVRB in September 2015 and followed by additional Terrain Analysis data which was submitted in November 2015. The Review Board concluded that the environmental assessment could proceed on existing information but requested some additional information which was subsequently submitted.

Technical Sessions took place in Yellowknife from June 13, 2016 to June 16, 2016. The purpose of the Technical Session was for all parties and regulators to discuss issues face-to-face in order to gain a better understanding of the all season road project and its potential environmental impacts.

Additional Technical Sessions on cultural impacts were also held in the local communities of Nahanni Butte and Fort Simpson on July 4 and 5, 2016. The purpose of these sessions was to gather information from land and resource users in the two Dehcho communities about the potential impacts and to discuss possible mitigations of the proposed all season road.

The June Technical Sessions generated a list of commitments and undertakings. In July 2016, CZN completed a field work program along the road corridor to gather additional base line data on vegetation, wildlife and stream crossings that were deemed necessary to respond to some of the undertakings. On August 18, 2016, Canadian Zinc completed submitting its responses to the undertakings from the June Technical Session. Canadian Zinc was subsequently asked to submit some additional information and did so on September 6, 2016.

In September 2016, the Company received the second round of Information Requests from parties registered in the regulatory process. CZN submitted its responses to the second round of Information Requests in October 2016 which was followed by a risk assessment stage. After a number of submissions the risk assessment phase was deemed complete by the MVRB in early February 2017 and the EA process subsequently entered into the Hearing Phase.

As part of the preparatory process within the Hearing Phase various registered parties submitted Technical Reports on March 10, 2017 and CZN has until April 7, 2017 to file its responses to the Technical Reports. A revised draft work schedule was issued by the MVRB which indicates that community and public hearings will be held in Nahanni Butte and Fort Simpson during the week of April 24, 2017.

2012 Preliminary Feasibility Study

In June 2012, a Preliminary Feasibility Study prepared by SNC-Lavalin Inc. of Vancouver was submitted to the Company. The report contained capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It included an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation. The 2012 PFS indicated a pre-tax NPV, using an 8% discount, of $253 million, with an IRR of 40.4% and payback period of three years, with an 11 year mine life, and pre-production capital costs totaling $193 million. The report indicated a post-tax NPV of $155 million; with an IRR of 31.7% and payback period of three years.

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

A single block model was created to encompass the three mineral domains. Block values were estimated using ordinary kriging and the inverse distance squared (ID2) method. Grades for silver, lead, zinc, copper, arsenic, cadmium, iron, mercury, lead oxide, antimony, and zinc oxide were interpolated into the block model in a single pass. Mineral Resources were classified on the basis of the number of supporting data and their distance from the block centroid, with minor amendments to maintain coherence of block classification. Bulk density values were also interpolated into the block model but these values consistently understated the bulk density of the mineralization as determined by regression equations. Therefore, the interpolated values were replaced by calculated values.

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

The 2016 Technical Report originally filed with SEDAR on May 12, 2016, was subsequently amended and restated to correct an overstatement of the gross smelter revenue in the life-of-mine economic model included in its 2016 Preliminary Feasibility Study and the Amended and Restated Technical Report was filed on SEDAR on September 30, 2016 and EDGAR on October 3, 2016. All other inputs into the economic model and all technical aspects of the 2016 Preliminary Feasibility Study remain unchanged, including all mineral resource and reserve estimates, mining plans and production rates and estimates of capital and operating costs and assumptions on concentrate treatment charges and penalties.

This 2016 Technical Report (subsequently amended and restated September 30, 2016) supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014 and filed on SEDAR and EDGAR).

Technical Report on Principal Property – Prairie Creek, Northwest Territories

CANADIAN ZINC
CORPORATION
Figure 1-3:
PROPERTY LOCATION
AREA OF MAP
Norman Wells
Great Bear Lake
Tulita
65°
130°
120°
MACTUNG DEVELOPMENT
Mackenzie River
Wrigley
Root River
HOWARD'S PASS
CANTUNG MINE
PRAIRIE CREEK MINE
Nahanni National Park Reserve
Access Road
Fort Simpson
Mackenzie River
Checkpoint
Jean Marie River
Yellowknife
Great Slave Lake
Nahanni Butte
Fort Providence
Watson Lake
YUKON TERRITORY
BRITISH COLUMBIA
Liard River
Trout Lake
Trout Lake
Fort Liard
Hay River
Enterprise
NORTHWEST TERRITORIES
60°
ALBERTA
Approximate Scale
0 50 100 150
Kilometres
Fort Nelson
Legend
Railway
Roadway
Roadway Seasonal
Watercourse
Borders
Park Boundary

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

Technical Sessions took place in Yellowknife from June 13, 2016 to June 16, 2016. The purpose of the Technical Session was for all parties and regulators to discuss issues face-to-face in order to gain a better understanding of the all season road project and its potential environmental impacts.

Additional Technical Sessions on cultural impacts were also held in the local communities of Nahanni Butte and Fort Simpson on July 4 and 5, 2016. The purpose of these sessions was to gather information from land and resource users in the two Dehcho communities about the potential impacts and to discuss possible mitigations of the proposed all season road.

The June Technical Sessions generated a list of commitments and undertakings. In July 2016, CZN completed a field work program along the road corridor to gather additional base line data on vegetation, wildlife and stream crossings that were deemed necessary to respond to some of the undertakings. On August 18, 2016, Canadian Zinc completed submitting its responses to the undertakings from the June Technical Session. Canadian Zinc was subsequently asked to submit some additional information and did so on September 6, 2016.

In September 2016, the Company received the second round of Information Requests from parties registered in the regulatory process. CZN submitted its responses to the second round of Information Requests in October 2016 which was followed by a risk assessment stage. After a number of submissions the risk assessment phase was deemed complete by the MVRB in early February 2017 and the EA process subsequently entered into the Hearing Phase.

As part of the preparatory process within the Hearing Phase various registered parties submitted Technical Reports on March 10, 2017 and CZN has until April 7, 2017 to file its responses to the Technical Reports. A revised draft work schedule was issued by the MVRB which indicates that community and public hearings will be held in Nahanni Butte and Fort Simpson during the week of April 24, 2017.

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

The Review Board concluded that some public concern over cumulative effects on the Nahanni watershed exists but that this concern would be greatly diminished if the public had assurance that the Company’s commitments, and the additional mitigation measures recommended by the Review Board, would be effectively implemented. The Review Board found that there would not be a concern if the public is kept up-to-date about the environmental protection measures Canadian Zinc will be using. “The best way for the public to receive this assurance is through an independent community environmental monitor who reports back to the affected communities.”

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

The Review Board concluded that the development (including the commitments made by Canadian Zinc) is not likely to have significant adverse impacts on the environment, and that the commitments were already a part of the development, and concluded that no mitigation measures were necessary to ensure that there would be no adverse effects on the environment. Section 128(1)(b) of the Act allows for the imposition of mitigation measures did not apply, because of the conclusion that the development is not likely to have adverse impacts.

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

Human Environment: The Prairie Creek Mine is a relatively modest project that is proposed for a region of the Northwest Territories that has limited other confirmed economic prospects. The real economic and social impact of this project will be generated through the participation of local labour and business in the area, including the communities of Nahanni Butte, Fort Simpson and Fort Liard. Participation will come in the form of direct employment, direct supply of goods and services, and spin-off activities. There will be a period of adjustment as people and communities integrate into the wage economy. The rise in financial wealth and all that it affords will more than offset this initial adjustment period. For those living in the project area, an operating Prairie Creek Mine offers an opportunity for a generation of employment, and will result in a population that is better educated, better trained and better able to cope with, adapt to, and capture new opportunities in the future.

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

During August and September, 2011, the Company met numerous times with interested parties to further collaborate on water quality objectives. A number of additional components, including enhanced water storage and treatment, were suggested to further add to site contingency factors. Progress was made in resolving certain issues in order to move forward with the broad development of a framework for selecting Site-Specific Water Quality Objectives prior to the filing of Final Submissions by the parties and by the Company on September 16, 2011.

To achieve its proposed water quality objectives, Canadian Zinc made commitments to enhance its water treatment plant, increase water storage capacity and construct an improved mine effluent outfall for discharge into Prairie Creek.

The Review Board addressed the issue of the Reference Condition Approach in its EA Report under a section entitled “3.1.3 Site specific water quality objectives.” The Review Board reviewed the submissions from all parties regarding the differing approaches to establishing SSWQOs.

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

In 2016, the Government of Canada announced the introduction of a national pan-Canadian framework that includes a national floor price on carbon which, if implemented, will increase the cost of power supply to the Company’s projects. Canadian provinces and territories will be given until 2018 to implement a carbon pricing policy, starting with a minimum price of $10 per tonne in 2018, increasing $10 per year to $50 per tonne by 2022.

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

The Company’s undiscounted decommissioning liability for the Prairie Creek site, as it currently exists, is calculated as at December 31, 2016 to be $2,728,000 (December 31, 2015 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be 2036. The discounted decommissioning liability is calculated using a risk free rate of 2.21% per annum (December 31, 2015 – 2.03%).

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

Since the mid-1990s the Dehcho and the Federal Government have been engaged in the Dehcho Process, whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory. The objective of negotiations is to complete a Dehcho Final Agreement which clarifies and builds upon existing Treaties by implementing a Dehcho government which will make laws and deliver programs and services; be a public government based upon Dehcho First Nations laws and customs and other Canadian laws and customs; and be the primary government for the delivery of programs and services to residents of the Dehcho territory. The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Dehcho territory.

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

Negotiations under the Dehcho Process continued during 2006 with Canada presenting a formal comprehensive offer of land selection, local governance provisions and financial compensation but this offer was rejected by the Dehcho First Nations. The Dehcho First Nations are insisting on the approval of a Land Use Plan (see below). Negotiations continued intermittently since 2006 with no apparent progress reported. Around 2012 the DCFN and the Government of the Northwest Territories agreed to establish a bilateral process to explore new and innovative solutions to break the log-jams at the main negotiations.

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

A draft bilateral agreement was tabled and discussed in May and June 2014. The draft agreement provided for land selection, the completion of a Dehcho Land Use Plan and the structure and responsibilities of a Dehcho Resource Management Authority. It was reported in January 2015 that the GNWT offered the Dehcho First Nations land selection of 37,500 square kilometres of their traditional territory, with only surface rights, as well as a generalized interest in the subsurface equivalent of approximately 18% of the Dehcho Settlement Area. The GNWT stated that the offer to the Dehcho First Nations is consistent with previously settled claims in the Mackenzie Valley. It has been reported in local media that the GNWT offer is not acceptable to the Dehcho and the DCFN have called for a mediator to work through the dissensions and come to an agreement. It has been reported that the DCFN are reportedly seeking 50,000 square kilometres of land, with surface and subsurface rights.

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

The Nahanni Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties. The Company is currently in discussions with the Nahanni Butte Dene Band for a supplemental agreement concerning the proposed all season road to the Prairie Creek Mine, the proposed route of which passes close to the Nahanni Butte community.

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

Liidlii Kue First Nation

In June 2011, the Company signed an Impact Benefits Agreement (“LKFN Agreement”) with the Liidlii Kue First Nation (“LKFN”) of Fort Simpson. The Liidlii Kue First Nation is the largest member of the Dehcho First Nations. The LKFN Agreement is similar in many respects to the above mentioned Nahanni Agreement entered into with the Nahanni Butte Dene Band. The LKFN has agreed to support CZN in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. The Agreement is intended to ensure that CZN undertakes operations in an environmentally sound manner. LKFN will appoint a qualified Monitor to monitor environmental compliance and to monitor impacts of the Mine on the environment or wildlife and to work with CZN to prevent or mitigate such impacts.

The LKFN Agreement provides a framework such that training, employment and business contracts, and some financial provisions are made available to the LKFN to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of all parties. The Company is currently in discussions with LKFN to clarify the LKFN Agreement and potentially for a supplemental agreement concerning the proposed all season road to the Praire Creek Mine.

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

In August 2011, Human Resource and Skills Development Canada, a federal department of the Government of Canada, approved a commitment of $3 million over a three-year period to fund "More Than a Silver Lining" (“MTSL”), a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine. In addition to the funding from the Government of Canada, the program received an additional $1 million from Canadian Zinc, the GNWT and the communities of Nahanni Butte, Fort Simpson, Fort Liard, Trout Lake and Jean Marie River. The MTSL training program’s total cost was $4.3 million. The program was soley focused on the workforce needs of the Prairie Creek Mine.

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

In February 2017, the Company entered into an agreement with the Northwest Territories Power Corporation to examine and develop an electrical power strategy for the Prairie Creek Project. The process will examine the method best suited to delivering power and the potential integration of energy alternatives such as Liquefied Natural Gas. NTPC is a wholly owned subsidiary of NT Hydro, which is 100% owned by the Government of the Northwest Territories. Their mission is to generate, transmit and distribute electricity in a safe, reliable, efficient and environmentally sound manner; striving to reduce reliance on fossil fuels. NTPC exists to provide value to its shareholder and customers through the efforts of a highly dedicated, skilled, and productive workforce.

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

Subsequent to the end of the third quarter of 2014, four holes (1,377 metres) were completed on the Tulks East prospect. Tulks East is comprised of two zones, A Zone and B Zone, with earlier historical resources estimates. Two holes successfully extended the A Zone mineralization a further 50 metres down-dip, which remains open to the northwest and northeast.

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

The Lemarchant deposit has been defined to a 210 metre depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling.

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

Central Newfoundland Exploration Work 2016-2017

Canadian Zinc undertook ground geophysical surveys including magnetics, gravity, electromagnetics (“EM”) and borehole EM on a number of high priority Cu-Pb-Zn-Ag-Au target areas on its South Tally Pond and Tulks South properties in the autumn of 2016.

This geophysical program at the South Tally Pond project focused on the Lemarchant North, Spencers Pond and Lost Pond target areas with the aim of defining new drill targets. Magnetometer surveys were carried out in all three areas and merged with historical magnetic survey data where available. Plate modeling of the surface EM data outlined conductive trends in all three areas and identified new drill targets.

At Lemarchant North, the target area is immediately north of the Lemarchant deposit where the surface EM survey outlined a north trending, moderately east dipping conductor over a 600 m strike length. The conductive trend is interpreted to be related to near surface mudstone horizon based on several drillholes previously completed along the first 200 m of the conductor, but which has not been drill tested over the entire conductor length.

At Spencers Pond, two near surface, parallel conductive trends that dip moderately to the northwest have been identified over a 600 m strike length. Two shallow, historic drillholes were previously drilled in this area, one of which intersected pyritic, graphitic mudstone with a similar hydrothermal geochemical signature to that which overlies the Lemarchant deposit.

At Lost Pond, the surface EM survey outlined two conductive trends over an approximately 800 m strike length that dip moderately to the northwest. Three historic drillholes in the more northern of the two conductive trends intersected graphitic mudstones with similar hydrothermal geochemical signatures to that which overlie the Lemarchant deposit.

In February 2017, the Company initiated a winter drill program on the South Tally Pond property based on the magnetic and electromagnetic geophysical surveys completed in late 2016 which outlined the new drill targets in three priority areas. The 2017 winter drill program consists of up to 5,000 metres in 16 diamond drillholes and is designed to test for mineralized extensions to the Lemarchant massive sulphide deposit immediately along the strike and up-dip of the currently defined Lemarchant resource. Included in the planned drill program is initial drill testing of a newly defined EM target at the Spencers Pond prospect, located along strike, approximately 2 km southwest of the Lemarchant deposit.

Between February 1 and March 7, 2017, the Company completed 2,247 metres of drilling in 9 drillholes (2,115 metres) and 2 drillhole extensions (312 metres) at the South Tally Pond property - Lemarchant deposit. The drilling to date has focused on extending the known mineralization on the Lemarchant deposit Main Zone. Assay results are pending.

Central Milling Facility Research Collaboration Project

In 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”), a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

The collaborative research program, partially funded by the Research & Development Corporation of Newfoundland and Labrador (“RDC”) through the GeoEXPLORE Industry-led program, initially examined seven VMS deposits located in central Newfoundland. Four of the deposits are held the Company (Lemarchant, Boomerang-Domino, Tulks East, and Long Lake) and three of the deposits are held by Buchans Minerals (Bobbys Pond, Daniels Pond and Tulks Hill). The seven deposits have demonstrated resources of various sizes and quality, are all located near the communities of Millertown and Buchans, NL and within trucking distance (30-90 km) of the recently closed Duck Pond Cu-Zn Mine. Individually at this time, the various deposits are not large enough to support stand-alone operations, but could potentially be developed with improving economic factors and by utilizing a central mill facility.

The research project was subsequently focused on four key NI43-101 compliant Zn-Pb-Cu-Ag-Au VMS deposits located on the south side of Red Indian Lake in the Victoria Lake district of central Newfoundland. Two of the deposits are held by Canadian Zinc (Lemarchant, Boomerang-Domino) and two of the deposits are held by BMC (Bobbys Pond, Daniels Pond). In June 2016, the research program was extended to include the Lundberg Cu-Pb-Zn-Ag deposit (100% held by Buchans).

The Lundberg deposit is a large, near-surface and potentially open-pitable resource located on the north side of Red Indian Lake near the town of Buchans, NL. The key rational to include the Lundberg deposit was to fully assess all the known deposits in the district and to determine if it could enhance the economics of a central milling facility and the future development of this region’s mineral resources. The additional tonnage contribution from the Lundberg deposit to a central milling facility could add considerably to its useful life.

Research Study Methodology

To evaluate the potential for centralized milling of some or all of these deposits, the study included bench scale testing for process development, preliminary mine plan development, and using a conceptual economic model to assess the economics of various processing scenarios.

The bench scale test work was undertaken by Thibault & Associates Inc. of Fredericton, New Brunswick, to characterize each deposit with respect to dense media separation (“DMS”) and flotation for production of copper, lead and zinc concentrates. The use of DMS was considered as an opportunity to reduce transportation costs by rejecting waste at the mine site before trucking to the central milling facility. The bench scale flotation testing was completed in order to develop a common flotation flowsheet with flexibility for processing of the five different deposits involved, and improve grades, recoveries and operating costs defined by previous test programs.

The metallurgical test program, completed by Thibault & Associates Inc. was based on an assessment of pre-concentrating the ore prior to flotation using Dense Media Separation (“DMS”) technology and the development of a process compatible with the metallurgical characteristics of the five deposits under development.

Dense Media Separation - The bench scale DMS test program was completed to assess the amenability of mineralized samples from the deposits to physical upgrading (pre-concentration) at each site. Use of DMS processing technology would provide a potential means of reducing transportation costs from mine site to the milling facility and to maximize head grade and reduce downstream processing costs.

Results from pre-concentration of the samples by DMS (prior to flotation) was determined to be technically viable for semi-massive and stringer sulphide samples from Lemarchant (footwall), Bobbys Pond and Lundberg. An economic assessment of processing ores with DMS technology is in progress to determine if there is a net benefit in reducing the mass of ore to be processed compared to the loss of payable metals to the waste product. Results of the DMS testing are provided below.

	Overall Metal Recovery to Sinks + Fines at 70% Mass Recovery
Sample	Cu (%)	Pb (%)	Zn (%)	Au (%)	Ag (%)
Lemarchant (footwall)	94.6	97.7	95.4	97.4	96.4
Bobbys Pond SMS Comp	98.3	98.6	99.1	95.6	95.6
Lundberg Y1-3	98.3	96.6	96.5	89.6	95.3
Lundberg Y4-8	94.7	94.2	93.9	84.8	90.1

	Overall Upgrade Ratio (Sinks + Fines Relative to Feed)
Sample	Cu	Pb	Zn	Au	Ag
Lemarchant (footwall)	1.35	1.4	1.36	1.39	1.38
Bobbys Pond SMS Comp	1.40	1.41	1.42	1.37	1.37
Lundberg Y1-3	1.40	1.38	1.38	1.28	1.36
Lundberg Y4-8	1.35	1.35	1.34	1.21	1.29

Common Flotation Flowsheet - Initial bench scale batch flotation tests were designed to compare two flowsheet options: 1) a bulk Cu/Pb-Zn flotation flowsheet and 2) a sequential Cu-Pb-Zn flotation flowsheet using various reagent schemes and alternative grind specifications.

Results from the initial bench scale testing indicate the sequential Cu-Pb-Zn flowsheet provided the best overall performance for the four deposits tested. Subsequent testing of the Lundberg Deposit samples indicates it is also amenable to the sequential Cu-Pb-Zn flotation flowsheet with improved grade and recoveries over previous Lundberg metallurgical testing.

Bench Scale Batch Flotation Testing - the bench scale metallurgical test work was aimed at assessing the amenability of the mineralized samples from the five deposits to a common flotation flowsheet. The test work serves as a first stage evaluation of developing a common process flowsheet.

The results from the bench scale batch flotation tests confirmed the production of selective zinc, lead and copper concentrates at marketable grades.

The grade and recovery of concentrates for each deposit have been defined in the following table. These are based on bench scale batch flotation tests (as an open circuit without recycle) and process simulation of the sequential flowsheet mass balance relative to the test program, and are not representative of lock cycle or pilot testing of the proposed flowsheet.

Deposit	Cu Concentrate	Pb Concentrate	Zn Concentrate
	(Grade/Recovery)	(Grade /Recovery)	(Grade /Recovery)

Boomerang	25.7% / 63.4%	55.4% / 71.2%	49.8% / 91.7%
Lemarchant (massive sulphide)	33.7% / 78.1%	69.4% / 82.4%	60.8% / 90.7%
Lemarchant (footwall)	31.0% / 90.1%	No concentrate	59.8% / 96.9%
Bobbys Pond	30.9% / 83.8%	76.5% / 69.3% [1]	64.8% / 93.1%
Daniels Pond	18.1% / 54.6%	74.0% / 76.8% [1]	61.0% / 90.1%
Lundberg Y1-3	30.1% / 86.2%	72.1% / 83.1%	61.1% / 78.7%

1 Lead grade defined by the test program with added cleaning of the lead concentrate to reduce zinc and iron.

The results of the bench scale test program have indicated an improved grade and recovery relationship for the production of Cu-Pb-Zn concentrates using a sequential flotation flowsheet. The test results confirm that selective zinc, lead and copper concentrates at marketable grades can be produced using a common flotation flowsheet. The positive results from the metallurgical test program strongly support the development of the sequential flotation technology for processing of the deposits using a centralized processing facility.

Conceptual Economic Assessment

The DMS and metallurgical test programs were followed-up by Thibault & Associates with a Process Simulation and Cost Assessment model (order of magnitude conceptual assessment) to evaluate and identify the key factors impacting the operating economics of a centralized processing concept for the production of the base metal concentrates from the five base metal deposits.

Multiple conceptual economic scenarios at three potential sites were developed to simulate the proposed centralized milling concept. Canadian Zinc and Buchans provided preliminary mine plans, mining costs and operating costs for each of their respective deposits. Thibault & Associates Inc. combined the mining inputs with a process simulation and costing model to develop a conceptual economic model for the project, which was used to evaluate various process options.

The variables assessed included the different potential mill sites, with or without DMS, new or used process equipment, mining rate, and processing feedstock composition for each deposit. Lundberg, being the largest but lowest grade deposit, was considered the main plant feed and Lemarchant, Boomerang, Daniels Pond and Bobbys Pond were treated as satellite deposits.

Highlights of Results of Research Program:

•	Pre-concentration of the samples by bench scale DMS testing (prior to flotation) was determined to be technically viable for the Lundberg deposit, Bobbys Pond samples and the semi-massive and stringer sulphide sample from the Lemarchant Footwall.
•	Metallurgical test results strongly support the development of a sequential flotation flowsheet for the processing of all five deposits using a centralized processing facility.
•	Bench-scale flotation test programs indicated improved grade and recovery relationship for the production of copper, lead and zinc concentrates using a common sequential flotation flowsheet rather than a bulk flotation flowsheet.
•	Test results and METSIMTM metallurgical simulations confirm that selective zinc, lead and copper concentrates at marketable grades can be produced using a sequential flotation flowsheet.

•	The process simulation and cost assessment results (conceptual economic modeling) provided key information on which to base future studies and development plans, including the ongoing exploration programs that are critical to expanding the deposits and advancing the viability of developing the central Newfoundland deposits through a centralized milling facility.

The metallurgical research study demonstrated that the ore from the Company’s Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

The positive results of the research project provide valuable direction to guide future exploration on the Company’s central Newfoundland deposits and the conceptual economic modeling provided key information on which to focus future economic studies and development plans for advancing the development of these deposits through a centralized milling facility

It was recommended that further review of the satellite deposits should be undertaken to examine the potential to increase minable resource size, run of mine ore grades and mine production rates, and to evaluate alternative cost effective mining methods.

Vatukoula Gold Mines plc

In 2009, the Company acquired an interest in Vatukoula Gold Mines plc (“Vatukoula”), a UK company which owns and operates the Vatukoula Gold Mine in Fiji. As at December 31, 2016, the Company did not hold any shares of Vatukoula (December 31, 2015 - 12,573,380 shares). In January 2016, the Company liquidated its marketable securities and sold 12,573,380 shares of Vatukoula to Zhongrun International Mining Co. Ltd., the major shareholder of Vatukoula, for cash of $936,000.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Financial Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 and other public disclosure documents of the Company.

For the year ended December 31, 2016, the Company reported a net loss and comprehensive loss of $5,077,000 compared to a net loss and comprehensive loss of $8,262,000 for the year ended December 31, 2015.

Included in the loss for the year ended December 31, 2016, were exploration and evaluation expenditures of $2,428,000 compared to $7,650,000 for the previous year. The net loss in the year ended December 31, 2016 did not include a gain or loss on the Company’s marketable securities compared to a gain of $486,000 for the comparative year of 2015 and a gain on changes to the decommissioning provision of $64,000 compared to a gain of $246,000 in the comparative year of 2015. Excluding the gain on marketable securities and the gain on changes to the decommissioning provision, the Company recorded a loss of $5,141,000 for the year ended December 31, 2016 compared to a loss of $8,994,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2016, the Company expensed $1,857,000 on its exploration and evaluation programs at Prairie Creek compared to $7,317,000 for the year ended December 31, 2015. Diamond drilling costs for the Prairie Creek Project in the year ended December 31, 2016 were $nil compared to $3,102,000 in the year ended December 31, 2015, while mine planning and feasibility studies costs amounted to $331,000 in 2016 compared to $1,045,000 for the previous year.

For the year ended December 31, 2016, the Company also expensed $571,000 on its exploration and evaluation properties in central Newfoundland compared to $333,000 for the comparative year. In the final quarter of 2015, the Company started a research program to complete physical and metallurgical studies on the Company’s mineral deposits in Newfoundland. This program is being partially funded by the Research & Development Corporation of Newfoundland and Labrador. A multi-phase drill program began in the final quarter of 2016 and is expected to continue to the end of 2017.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2016 was $60,000 versus $107,000 for the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $1,621,000 for the year ended December 31, 2016 compared to $1,740,000 for the comparative year.

Share-Based Compensation

Share-based compensation was $1,104,000 for the year ended December 31, 2016 versus $124,000 for the comparative year. The increase is due to issuing 5,200,000 stock options (2015 – nil) to directors, officers, employees and service providers of the Company; 1,900,000 Restricted Share Units (2015 – 3,650,000) to senior officers; and 376,034 Deferred Share Units (2015 - 276,340) to directors during 2016.

Other Income (Expenses)

The Company did not report a gain on marketable securities for the year ended December 31, 2016 compared to gain of $486,000 for the year ended December 31, 2015. The Company’s marketable securities were completely sold in January 2016 for $936,000 equaling the carrying value as of December 31, 2015.

The Company also recorded a gain on the change in the decommissioning provision of $64,000 for the current year compared with a gain of $246,000 the previous year.

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

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2015 was $107,000 versus $169,000 for 2014.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $1,740,000 for the year ended December 31, 2015 compared to $2,226,000 for 2014 as cost saving measures, including reductions in corporate payroll costs, were implemented in 2015.

Share-Based Compensation

Share-based compensation was $124,000 for the year ended December 31, 2015 versus $23,000 for 2014. The increase is due to issuing 3,650,000 Restricted Share Units to senior officers and 276,340 Deferred Share Units to directors both issued in conjunction with a reduction in the cash component of compensation paid to such senior officers and directors.

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

B. Liquidity and Capital Resources

At December 31, 2016, the Company had a positive working capital balance of $9,513,000 including cash and cash equivalents of $9,817,000 and short term investments of $28,000.

At December 31, 2015, the Company had cash and cash equivalents of $1,674,000, short term investments of $28,000, marketable securities of $936,000, and a positive working capital balance of $2,482,000.

Cash inflows from financing activities totaled $11,232,000 for the year ended December 31, 2016 versus $nil for 2015, due to the Company’s financing activities in the third and fourth quarters of 2016. Included in the total cash inflow, the Company received $142,000 for the issue of 406,200 common shares upon the exercise of warrants at an exercise price of $0.35 per common share during the year ended December 31, 2016 with no comparable activity in the previous year.

During the current year, the Company’s marketable securities were liquidated for cash of $936,000 with no purchase or sale occurring in 2015.

Accounts payable and accrued and other liabilities at December 31, 2016 were $801,000 compared to $451,000 as at December 31, 2015. The Company has no long term debt.

The Company has a history of losses with no operating revenue other than interest income, and has working capital of $9,513,000 as at December 31, 2016. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. This is discussed in more detail in Item 3 D “Risk Factors” section of this Annual Report.

Financing - Use of Proceeds

During 2016, the Company completed an equity financing, which closed July 7, 2016, by way of a short form Prospectus for an underwritten public offering, raising gross proceeds of $10.2 million. The following table details how the net proceeds of the financing have been used up to December 31, 2016 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Feasibility and Development Programs	$5,642	$790
Definitive Feasibility Study Report	1,110	-
Exploration Programs	1,110	806
General and Administrative	1,387	949
Total	$9,249	$2,545

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

F. Tabular Disclosure of Contractual Obligations

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2016:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligation (1)	$762	$155	$458	$149	$-

Decommissioning provision (2)	2,728	-	-	-	2,728

Annual fees and taxes (3)	750	75	150	225	300

Total Contractual Obligations	$4,240	$230	$608	$374	$3,028

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Principal Occupation During Preceding Five Years	Date First Became Director of the Company(4)
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.	November 2001

Jean-Charles Potvin (1) Ontario, Canada Director	Executive Chairman, Murchison Minerals since 2007; Director, Gold Reserve Inc. since 1993; and Director, Azimut Exploration Inc. since 2001.	June 2016

Dave Nickerson (1) (2) (3) Northwest Territories, Canada Director	Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.	March 2004

Malcolm J.A. Swallow (2) British Columbia, Canada Director	Professional Engineer, BC (Mining Engineering); Director, Silvercorp Minerals Inc. since 2015	June 2016

Alan B. Taylor (3) British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004

Ian Ward (3) Ontario, Canada Director	Professional Engineer (Ontario).	June 2016

John Warwick (1) (2) Ontario, Canada Director	Financial Consultant (CFA); Member of the Finance Committee of the Shaw Festival.	June 2016

Trevor L. Cunningham British Columbia, Canada Chief Financial Officer, Vice President Finance and Corporate Secretary	Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since January 2011; Chartered Professional Accountant, Certified Management Accountant.	N/A

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of Health and Safety Committee.
(4)	All Directors are elected annually to hold office until the Company’s next Annual Meeting of shareholders.

B. Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. From June 21, 2016, the Compensation Committee consisted of John Warwick, Malcolm Swall and Dave Nickerson (all considered independent directors). The Company does not have a formal compensation plan in place for its Named Executive Officers (defined below under the heading “Summary Compensation Table”). The general compensation philosophy of the Company for executive officers, including for the CEO, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide longer-term incentive compensation, such as the grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

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

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options and restricted share units. In establishing levels of remuneration and in granting stock options and restricted share units, the Compensation Committee, having taken into consideration the financial position of the Company, takes into consideration the executive's performance, level of expertise, responsibilities and length of service to the Company, as well as comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. When determining an element of compensation to be paid to a particular NEO, the Compensation Committee takes into account the amount of each other element of compensation that has been paid to that NEO. Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the Board of Directors regarding this remuneration. The Compensation Committee’s responsibilities and composition are described below under the heading “Corporate Governance Disclosure – Compensation Committee.”

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Board did not set formal, person-specific, performance goals for the Named Executive Officers for 2016. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

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

Base Salary

The Company traditionally provided executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive’s experience, responsibilities, performance, and time commitment. Base salaries are usually reviewed annually by the Compensation Committee. In 2015, the Compensation Committee reviewed the base salaries of the CEO, CFO, and COO and did not recommend any adjustments as the base salaries were considered to be appropriate.

In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of the remuneration of each of the CEO, COO, and CFO which involved a reduction in the cash component of base salary combined with the grant of Restricted Share Units.

In August 2016, having regard to the improved financial position of the Company the Compensation Committee again reviewed the base salaries of the CEO, CFO, and COO and recommended the cost reduction measures be removed along with appropriate increases in base salary in line with industry standards. In addition, the CEO, COO and CFO were granted restricted share units under the Company’s RSU Plan.

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

In 2016, the Company granted a total of 1,900,000 (2015 - 3,650,000) RSUs to senior officers. The RSUs granted are subject to a ten to eighteen month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years; and were assigned a fair value based on the share price at time of issuance.

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

In 2016, 3,750,000 (2015 – nil) stock options were granted to officers and directors of the Company. No stock options were exercised by officers or directors in either 2016 or 2015.

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

No additional incentive bonuses were awarded in 2016 or 2015. In 2016, the Company granted a total of 1,900,000 (2015 - 3,650,000) RSUs to senior officers. The RSUs granted are subject to a ten to eighteen month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years.

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

Summary Compensation Table

The following table sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years ended on December 31, 2016, 2015, and 2014 in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2016 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officer" or "NEOs").

						Non-equity incentive plan compensation ($)
Name And Principal Position	Year	Salary ($)		Share- based awards (1) ($)	Option- based awards (1) ($)	Annual incentive plans (2)	Long- term incentive plans (2)	Pension value ($)	All other compensation (3) ($)	Total Compensation ($)

John F. Kearney	2016	131,250		330,000	172,692	Nil	Nil	Nil	Nil	633,942
Chairman, President, CEO and Director (4)	2015	134,522		110,000	Nil	Nil	Nil	Nil	Nil	244,522
	2014	159,181		Nil	Nil	96,792	Nil	Nil	Nil	255,973

Alan B. Taylor	2016	141,667		165,000	172,692	Nil	Nil	Nil	Nil	479,359
COO, Vice President, Exploration, Director (4)	2015	154,560		110,000	Nil	Nil	Nil	Nil	Nil	264,560
	2014	268,981	(5)	Nil	Nil	96,792	Nil	Nil	Nil	365,773

Trevor L. Cunningham	2016	155,438		132,000	129,519	Nil	Nil	Nil	Nil	416,957
CFO, Vice President, Finance	2015	148,942		82,500	Nil	Nil	Nil	Nil	Nil	231,442
	2014	175,000		Nil	Nil	35,700	Nil	Nil	Nil	210,700

Michael Vande Guchte	2016	123,958		Nil	86,347	Nil	Nil	Nil	Nil	210,305
Vice President Exploration (Paragon)	2015	138,542		55,000	Nil	Nil	Nil	Nil	Nil	193,542
	2014	175,000		Nil	Nil	Nil	Nil	Nil	Nil	175,000

(1)

The value of share-based and option-based awards represents the grant date fair value of the stock options awarded. The share-based awards granted are subject to a 10 to 18 month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.
(3)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.
(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.
(5)	Includes $75,398 in vacation pay in respect of unused vacation days accrued in previous years.

Outstanding Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2016.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John F. Kearney	1,000,000	0.35	August 10, 2021	Nil	2,000,000	420,000	Nil

Alan B. Taylor	1,000,000	0.35	August 10, 2021	Nil	1,500,000	315,000	Nil

Trevor L. Cunningham	100,000	0.46	October 3, 2017	Nil	1,150,000	241,500	Nil
	750,000	0.35	August 10, 2021	Nil

Michael Vande Guchte	200,000	0.46	October 3, 2017	Nil	500,000	105,000	Nil
	500,000	0.35	August 10, 2021	Nil

(1)	Calculated based on the difference between the market value of the shares underlying the option-based awards at the end of the most recently completed financial year, which was $0.21, and the exercise or base price of the option-based award.
(2)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.21.

Incentive plan awards – value vested or earned during the year ended December 31, 2016

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	Nil	Nil	Nil

Alan B. Taylor	Nil	Nil	Nil

Trevor L. Cunningham	Nil	Nil	Nil

Michael Vande Guchte	Nil	Nil	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

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

At December 31, 2016, there were 5,850,000 stock options outstanding, representing approximately 2.20% of the Company's issued and outstanding common shares as of December 31, 2016. At the Company's Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new stock option plan (the “2012 Plan“). The 2012 Plan is a fixed stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company.

The purpose of the Company’s equity compensation plans is to attract and motivate directors, officers and employees of and service providers to the Company (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The 2012 Plan authorized the board of directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

•	Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.

•	The maximum number of shares that may be reserved for issue under the 2012 Plan is 7,500,000 common shares.

•	The total number of shares issuable to all insiders of the Company at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares.

•	The number of shares issued to insiders of the Company as a group, within any one year period, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares as at the end of such one year period.

•	The exercise price for stock options granted under the 2012 Plan must be not less than the closing market price on the day preceding the date of grant of the stock options.

•	Vesting of stock options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the 2012 Plan.

•	The maximum term of stock options granted under the 2012 Plan will be ten years from the date of grant, subject to extension in the event of a management imposed black-out period.

•	Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

•	If an Optionee ceases to be eligible to receive options under the 2012 Plan as a result of termination for cause, any outstanding options held by such Optionee on the date of such termination shall be cancelled as of that date.

•	If an Optionee ceases to be eligible to receive options under the 2012 Plan for reasons other than termination for cause (or death), any outstanding options held by such Optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such stock option or three months after the Optionee ceases to be eligible to receive stock options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such stock options to remain in full force and effect until any time up to the original expiry time of such stock options, irrespective of whether such expiry time is more than three months after the Optionee ceases to be eligible to receive stock options.

•	Any outstanding stock options held by an Optionee at the time of his or her death shall remain exercisable by the person or persons to whom the rights of the Optionee's stock options are passed by the will of the Optionee or the laws of descent and distribution for a period ending on the earlier of the expiry date of such stock options or one year after the Optionee's death.

•	The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Company or the 2012 Plan, suspend, terminate or discontinue the 2012 Plan at any time, or amend or revise the terms of the 2012 Plan or of any option granted under the 2012 Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the 2012 Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the 2012 Plan;

(e)	change termination provisions for an Optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of a stock option for an Optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

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

RSUs Outstanding

During the year ended December 31, 2016, the Company issued 1,900,000 (2015 - 3,650,000) RSUs to senior officers and employees which remained outstanding at December 31, 2016. The RSUs granted are subject to ten to eighteen month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

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

DSUs Outstanding

During the year ended December 31, 2016, the Company issued 376,034 (2015 - 276,340) DSUs to directors. As at December 31, 2016, a total of 461,404 DSUs remain outstanding. The DSUs are fully vested upon issuance; subject to the plan are paid out upon retirement and are assigned a fair value based on the five day volume weighted average share price upon issuance.

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

Equity Compensation Plan Information

The following table sets out certain details as at December 31, 2016 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
2012 Stock Option Plan	5,850,000	$0.36	1,650,000
Deferred Share Unit Plan	461,404	n/a	4,860,826
Restricted Share Unit Plan	5,550,000	n/a	2,433,346

Total	11,861,404	n/a	8,944,172

(1)	Represents the number of common shares reserved for issuance upon exercise of outstanding options, RSUs and DSUs.
(2)	Since RSUs and DSUs do not have an exercise price, they have not been factored into the weighted average price calculation.

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

The Company entered into an Employment Agreement dated effective January 1, 2010 with Mr. Alan Taylor, Chief Operating Officer, for his continuing services as an officer of the Company (the “Taylor Agreement”). Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors (a "Change of Control"). Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive an amount equal to twenty-four months of his then current annual salary.

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2016, is: termination without cause - $300,000; termination without cause or resignation following a change of control - $400,000.

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

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2016, is: termination without cause - $190,000; termination without cause following a change of control - $285,000.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2016.

Name	Fees earned ($)	Share- based awards (1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins (3)	4,750	11,882	Nil	Nil	N/A	Nil	16,632

Dave Nickerson	10,000	25,000	34,538	Nil	N/A	Nil	69,538

Jean-Charles Potvin	5,278	13,187	34,538	Nil	N/A	Nil	53,003

Malcolm J.A. Swallow	5,278	13,187	34,538	Nil	N/A	Nil	53,003

Ian Ward	5,278	13,187	34,538	Nil	N/A	Nil	53,003

John Warwick	5,278	13,187	34,538	Nil	N/A	Nil	53,003

(1)	Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.
(2)	The value of option-based awards represents the grant date fair value of the stock options awarded.
(3)	Mr. Atkins retired as a director effective June 21, 2016.

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

In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of Directors’ remuneration to reduce the cash component from $20,000 per year to $10,000 per year and to award the grant of Deferred Share Units to a value of $25,000 per year, payable quarterly. An aggregate of $298,182 was paid to directors for their services as directors during 2016.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board of Directors, and will be compensated on a basis to be determined at the time.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2016.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (1) ($)
Dave Nickerson	200,000	0.35	August 10, 2021	Nil	Nil	Nil	51,616

Jean-Charles Potvin	200,000	0.35	August 10, 2021	Nil	Nil	Nil	11,320

Malcolm J.A. Swallow	200,000	0.35	August 10, 2021	Nil	Nil	Nil	11,320

Ian Ward	200,000	0.35	August 10, 2021	Nil	Nil	Nil	11,320

John Warwick	200,000	0.35	August 10, 2021	Nil	Nil	Nil	11,320

(1)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.21.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2016.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins	Nil	11,882	Nil

Dave Nickerson	Nil	25,000	Nil

Jean-Charles Potvin	Nil	13,187	Nil

Malcolm J.A. Swallow	Nil	13,187	Nil

Ian Ward	Nil	13,187	Nil

John Warwick	Nil	13,187	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.

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

Directors are eligible to participate in the 2012 Plan and the DSU Plan. During the financial year ended December 31, 2016, 376,034 (2015 - 276,340) DSUs were granted to the directors of the Company.

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

The Company maintains insurance for the benefit of the Company’s directors and officers against liability incurred by them in their capacity as directors and officers. The policy provides coverage in respect of a maximum total liability of $5 million, subject to a deductible of $25,000 per event. The premium for 2016 was $22,000. In 2017, the maxium total liability limited was increased to $10 million per event, subject to increased deductibles for which the premium in 2017 is $35,000. The policy contains standard industry exclusions and no claims have been made to date.

Indebtedness to Company of Directors and Executive Officers

As at March 15, 2017, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

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

C. Disclosure of Corporate Governance Practices

Independence of Board Members

At the end of 2016, the Board of Directors consisted of seven directors. Five of the directors, Dave Nickerson, Jean-Charles Potvin, Malcolm Swallow, Ian Ward and John Warwick, were considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors has any direct or indirect material relationship with the Company nor any relationship pursuant to which he may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board. Brian Atkins retired as a director on June 21, 2016.

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

Management Supervision by the Board

The Company Officers report upon the operations of the Company directly to the Board on a regular basis. The Company does not have an appointed lead director. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed of independent directors who meet with the Company’s auditors, and without management in attendance, if considered necessary or desirable. The independent directors have regular and full access to management. Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the independent directors are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer
John F. Kearney	Anglesey Mining Plc (1) Avnel Gold Mining Limited Conquest Resources Limited (1) Labrador Iron Mines Holdings Limited (1) Minco Plc. (1) Xtierra Inc. (1)

Dave Nickerson	Tyhee Gold Corp. Stay Gold Inc.

Jean-Charles Potvin	Azimut Exploration Inc. Gold Reserve Inc. Murchison Minerals Ltd.

Malcolm J.A. Swallow	Silvercorp Metals Inc.

(1)	John F. Kearney is a director of a group of associated public companies, which have some overlapping or common management and which share office space or other facilities with the Company. In a general sense, these companies operate as a ‘group’ of which John Kearney may be described as “group” Chairman. John Kearney is also an independent director of Avnel Gold Mining Limited.

Participation of Directors in Board Meetings

In the year ended December 31, 2016, ten Board meetings were held. In addition, there were four meetings of the Audit Committee, one of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Brian A. Atkins (1)	4 of 4	2 of 2
John F. Kearney	10 of 10	N/A (2)
Dave Nickerson	10 of 10	6 of 6
Jean-Charles Potvin	6 of 6	4 of 4
Malcolm J.A. Swallow	6 of 6	4 of 4
Alan B. Taylor	10 of 10	1 of 1
Ian Ward	6 of 6	4 of 4
John Warwick	6 of 6	4 of 4
1.	Mr. Atkins retired as a director effective June 21, 2016.
2.	Mr. Kearney is not a member of any of the Company’s committees.

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

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the chairs of each of the Board Committees. The Board is of the view that the role and responsibilities of the Chairman of the Board and of the Chairs of the respective Committees are sufficiently familiar that no separate written position descriptions are necessary or advisable. Their primary roles are the managing of the affairs of the Board or such committee including ensuring the Board or such committee is organized properly, funtions effectively and meets it sobligations and responsibilities. Each chariman condust the affairs of the committees in accordance with the chartes of such committee.

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

The Board has adopted a written Code of Ethics for directors, officers and employees – a copy of this Code can be found on the Company’s website at www.canadianzinc.com. The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not an exhaustive list): honest and ethical conduct; avoidance of conflicts of interests, whether actual or perceived; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

The Code is not considered a comprehensive guide to all of the Company’s policies or to individuals’ responsibilities under applicable laws and regulations. The Code is intended to provide general parameters and expectations of the Company and is provided to all directors, officers, employees, and key contractors when they commence their services with the Company.

The Board conducts periodic reviews of the Company’s corporate governance practices and procedures in the light of applicable rules and guidelines and the current status and stage of development of the Company.

Directors are expected to adhere to all corporate law requirements in respect of any transaction or agreement in which they may have a material interest. It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. Where appropriate, any director having a material conflict of interest is expected to withdraw from the meeting and not participate in the meeting where such matter is being considered, so that the remaining directors may properly exercise independent judgment.

Nomination of Directors

The Board has not appointed an independent Nominating Committee. Nominations, if and when they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation, by the Board of Directors as a whole.

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2016, the Compensation Committee of the Board consisted of Dave Nickerson, Malcolm Swallow, and John Warwick (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

Pursuant to its Charter, the Compensation Committee has, among others, the following responsibilities:

•	Review and make recommendations to the Board regarding the Company’s compensation plans, including with respect to incentive-compensation plans and equity-based plans, policies and programs.
•	Review the level and form of the directors’ compensation and recommend changes to the Board for consideration and approval.
•	Review and monitor the Company’s employee and management compensation and benefit plans and policies, provide oversight of any employee benefit plan, and review and approve the compensation of the Company’s executive officers.
•	Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and establish the individual elements of the CEO’s total compensation based on this evaluation.
•	Review and make recommendations to the Board with regard to grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under the Company’s stock option, incentive-compensation and equity-based plans (as applicable).
•	Review and make recommendations to the Board, when and if appropriate, of employment agreements, severance agreements and change in control provisions / agreements for the CEO and other executive officers.

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

Other Committees

In addition to the Audit Committee and the Compensation Committee, the Board also has a Health & Safety Committee comprised of Board members Alan Taylor, Ian Ward and Dave Nickerson and also the Prairie Creek Site Managers. The function of the Health & Safety Committee is to review the Company’s Health & Safety Policies, practices and programs, to oversee and regularly evaluate the Company’s health and safety performance and to monitor and advise the Board on current and anticipated future best practices and regulatory issues relating to health and safety.

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

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company's director identification and selection process, other factors, including knowledge and relevant experience, or particular areas of expertise, are given greater consideration in the director identification and selection process. In light of the Company's view that candidates should be selected from the widest possible group of qualified individuals, the level of representation of women may be considered, but is not a major factor in identifying and nominating candidates for election to the Board.

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

The Company's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Company believes that decisions to hire or promote an individual should be based on that person's knowledge and experience, particular areas of expertise, character and merit. Accordingly, the representation of women in executive officer positions may be considered but is not a major factor when making executive officer appointments.

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

Composition of Audit Committee

The Audit Committee, as of the date of this Annual Report, is composed of independent directors John Warwick, Dave Nickerson and Jean-Charles Potvin. The Company considers each member of the Audit Committee to be financially literate for the purposes of National Instrument 52-110 (“NI 52-110”).

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

John Warwick graduated from the University of Toronto with a BA in Mathematics and Economics in 1976. In 1978 he received a MBA also from the University of Toronto. Mr. Warwick became a Chartered Financial Analyst in 1986. He worked in the financial service industry from 1978 until his retirement in 2014. He started as a financial analyst and portfolio manager at the CN Investment Division which managed the pension fund for CN Rail. He subsequently worked as a financial analyst specializing in the mining sector at Gardiner Watson Ltd., Burns Fry Ltd. and Gordon Capital Corp., where he also acted as the director of research. Mr. Warwick was a founding partner of Paradigm Capital Inc. where he headed the investment banking department from 1999 to 2014. Currently John Warwick is a member of the CFA Institute and the Canadian Institute of Mining, Metallurgy and Petroleum. He also sits on the Finance Committee of the Shaw Festival, one of Canada’s largest theatre companies. Mr. Warwick has an in depth understanding of the accounting principles used by the Corporation to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. He has in depth experience evaluating financial statements. He has an in depth understanding of internal controls and procedures for financial reporting.

Dave Nickerson B.Sc., M.Sc., Mr. Nickerson holds a Bachelors degree in Mining Engineering from the University of Birmingham and a Masters degree in Mineral Exploration from Laurentian University and has taken Post-Graduate Courses in Mineral Development and in Legislation Strategy at McGill University, Montreal. He is a Professional Engineer and a member of the Northwest Territories and Nunavut Association of Professional Endgineers and Geoscientists. He was elected as Member of Parliament for three terms 1979 to 1988, during part of which time he served as a member of the House Standing Committee on Public Accounts, and as a Member of the Legislative Assembly of the Northwest Territories 1975 to 1979. He served as the Chairman of the Northwest Territories Water Board from 1988 to 1994. He has served as a director of public companies for a period in excess of five years. He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. He has experience evaluating financial statements with accounting issues comparable to the financial statements and issues that can reasonably be expected to be raised by the Company’s financial statements. He has an understanding of internal controls and procedures for financial reporting.

Jean-Charles Potvin holds an Honours Bachelor of Science degree in Geology from Carleton University (1976) and a Master of Business Administration degree with a Finance major from the University of Ottawa (1979). Mr. Potvin was a director and Vice-President of Burns Fry Limited (now BMO Nesbitt Burns Inc.) from February 1981 until January 1994 where he evaluated worldwide mining investment opportunities. He was a top-ranked gold mining analyst for many years. He had also been involved in securing financing for a number of North American gold producers. He took Pangea Goldfields public in the capacity of President and Chief Executive Officer in early 1994. Pangea Goldfields Inc. was a “first mover” into Tanzania discovering 4 major gold deposits, three of which (Tulawaka, Golden Ridge and Buzwagi) were put in production. Pangea was acquired in July 2000 by Barrick Gold Corporation for $204 million. Mr. Potvin was the President of Tiomin Resources from 1989 onwards. Tiomin acquired and completed a feasibility study on the Cerro Colorado copper deposit in Panama and discovered the Kwale mineral sands titanium deposit in Kenya in 1995. Tiomin raised US$220 million in project financing in 2006 for Kwale which included $50 million in equity, $50 million in project debt from China and $120 million from international banks. Mr. Potvin is currently Chairman and a director of Murchison Minerals Ltd. He is also a director of Gold Reserve Corporation, a public natural resource company and of Azimut Exploration Inc., a Canadian mineral exploration company focused on Quebec. He sits as a member of the Audit Committee of these companies. He has a good understanding of accounting principles and practices in preparing financial reports for public companies.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year (January 1, 2016) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the Audit Committee is informed of each particular service. All of the engagements and fees for fiscal 2016 and 2015 were approved by the Audit Committee. The Audit Committee reviews with the auditors whether non-audit services to be provided, if any, are compatible with maintaining the auditor’s independence.

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

D. Employees

As of December 31, 2016, the Company had eight employees. Seven employees are based in the Company’s corporate offices, two in Ontario, Canada and five in British Columbia, Canada. One employee in Northwest Territories, Canada is based in the Company’s field office. In addition, the Company utilizes the services of contractors to assist in certain tasks and projects. There has been a decrease in the number of employees over the last three years as the Company in the most recent fiscal period has moved to contain costs. The Company’s employees are not members of a labour union.

E. Share Ownership

The following table sets forth the shareholdings, to the best of Management’s knowledge, owned beneficially, directly or indirectly, by the Company’s directors and officers as of March 15, 2017. There were 266,111,543 common shares issued and outstanding as of March 15, 2017.

Name	Common Shares beneficially owned, controlled or directed, directly or indirectly	Percentage of Outstanding Common Shares (%)
John F. Kearney	3,700,909	1.39
Dave Nickerson	173,000	0.07
Jean-Charles Potvin	104,000	0.04
Malcolm J.A. Swallow	-	-
Alan B. Taylor	124,000	0.05
Ian Ward	-	-
John Warwick	100,000	0.04
Trevor L. Cunningham	15,000	0.01

See “Item 6.B. – Compensation” for a table setting out the stock options currently outstanding to the Company’s directors and officers and for information regarding equity compensation plans.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of the Company’s knowledge the following table sets forth information regarding the share ownership of the Company as of March 15, 2017 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares based on filings made by insiders on the System for Electronic Disclosures by Insiders (www.sedi.ca) website.

Name of Owner	Number of Common Shares	Percentage
Resource Capital Fund VI L.P.	51,630,000	19.4%
Zhongrun International Mining Co. Ltd.	15,000,000	5.6%

To the best of the Company’s knowledge and other than as disclosed in this Annual Report, the Company is not directly or indirectly controlled or owned by any other corporation, foreign government or any other natural or legal person and it is not subject to any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

The Company’s major shareholders as listed above do not have any different voting rights than those held by any other Company shareholder.

Outstanding Share Data

As at March 15, 2017, the Company has 266,111,543 common shares issued and outstanding. In addition, there are outstanding stock options; share purchase options and warrants for a further 5,850,000; 6,011,404 and 16,734,000 common shares respectively.

As of February 28, 2017, there were 87 shareholders of record of the Company’s common shares in the United States, holding 0.93% of the outstanding common shares of the Company.

B. Related Party Transactions

During the year ended December 31, 2016, the Company incurred rent expense in the amount of $24,000 (2015 - $24,000 and 2014 - $24,000) with Buchans Minerals Corporation (“Buchans”) a corporation in which the Chairman of the Company John F. Kearney serves as a director and chairman and with which the Company has an office sharing arrangement.. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. There was not an amount owing to related parties and included in accounts payable and accrued and other liabilities at December 31, 2016 nor was there an amount recorded at the end of the previous year.

The Company recorded a net receivable of $10,000 at December 31, 2016 due from Buchans representing payments made on behalf of Buchan for work undertaken associated with a grant receivable from the Research and Development Corporation of Newfoundland and Labrador.

These transactions were within the normal course of business, are measured at fair value and have been recorded at amounts agreed to by the transacting parties. Management believes these transactions were undertaken at market rates under the same or similar terms and conditions as comparable transactions with non-related parties.

During the year ended December 31, 2016, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $650,000 (2015 - $690,000 and 2014 - $850,000) and share-based compensation with officers and directors in the amount of $986,000 (2015 - $124,000 and 2014 - $2,000).

Other than as noted above, there were no material transactions in the fiscal year ended December 31, 2016, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)           enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, other than rent expense as set out in Note 19 to the Financial Statements for the year ended December 31, 2016.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and audit report of the Company’s independent auditor for the year ended December 31, 2016, are filed as part of this Form 20-F under Item 18.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2016, other than as discussed in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “CZN.” The Company’s common shares also trade on the OTCQB in the United States under the symbol “CZICF.”

Trading on the TSX

The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2016.

Year Ended	High CDN$	Low CDN$
December 31, 2016	0.41	0.08
December 31, 2015	0.24	0.06
December 31, 2014	0.54	0.18
December 31, 2013	0.73	0.37
December 31, 2012	0.78	0.35

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2016.

Quarter Ended	High CDN$	Low CDN$
December 31, 2016	0.32	0.18
September 30, 2016	0.41	0.25
June 30, 2016	0.34	0.14
March 31, 2016	0.21	0.08
December 31, 2015	0.13	0.06
September 30, 2015	0.14	0.07
June 30, 2015	0.21	0.13
March 31, 2015	0.24	0.20

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
February 28, 2017	0.31	0.25
January 31, 2017	0.28	0.20
December 31, 2016	0.28	0.21
November 30, 2016	0.32	0.20
October 31, 2016	0.30	0.18
September 30, 2016	0.35	0.27

Trading on the OTCQB

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for the last five fiscal years ended December 31, 2015.

Year Ended	High U.S.$	Low U.S.$
December 31, 2016	0.32	0.06
December 31, 2015	0.20	0.05
December 31, 2014	0.48	0.15
December 31, 2013	0.73	0.36
December 31, 2012	0.80	0.34

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for each quarterly period in the two most recent fiscal years ended December 31, 2015.

Quarter Ended	High U.S.$	Low U.S.$
December 31, 2016	0.24	0.15
September 30, 2016	0.32	0.20
June 30, 2016	0.26	0.11
March 31, 2016	0.16	0.06
December 31, 2015	0.09	0.05
September 30, 2015	0.13	0.05
June 30, 2015	0.17	0.11
March 31, 2015	0.20	0.16

The following table sets forth the high and low sales prices on the OTCQB for the common shares of the Company for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
February 28, 2017	0.24	0.19
January 31, 2017	0.21	0.15
December 31, 2016	0.21	0.15
November 30, 2016	0.24	0.15
October 31, 2016	0.23	0.15
September 30, 2016	0.27	0.20

B. Plan of Distribution

Not applicable.

C. Markets

The Company's common shares trade on the TSX, under the trading symbol "CZN."

The Company's common shares are quoted in the United States on the OTCQB under the symbol “CZICF.”

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2016, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Categories of financial instruments

		December 31, 2016	December 31, 2015
Cash and cash equivalents	FVTPL	$9,817	$1,674
Short-term investments	FVTPL	28	28
Marketable securities (1)	FVTPL	-	936
Other receivables	Loans and receivables	199	54
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Other financial liabilities	(328)	(298)
Accrued and other liabilities	Other financial liabilities	(473)	(153)
(1)	Classified under Level 3 fair value hierarchy

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2016, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2016, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $40,000. The Company does not have any debt obligations which expose it to interest rate risk.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The carrying value of these financial assets at December 31, 2016 is $11,920,000 (December 31, 2015 - $4,713,000). At December 31, 2016, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. As at December 31, 2016, the Company had positive working capital of $9,513,000 (December 31, 2015 - $2,482,000).

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. This is discussed in more detail in the “Risk Factors” section of the Company’s MD&A.

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

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2016, and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

B. Management’s Report on Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting as defined in the US Exchange Act to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

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

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework). Based on this evaluation, as at December 31, 2016, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

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

C. Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, has been audited by the Company’s independent registered public accounting firm, KPMG LLP. KPMG LLP has expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2016, and their report is included with the Company’s consolidated financial statements.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that at least one member of the Company’s Audit Committee, John Warwick, an independent director of the Company pursuant to the criteria set out in the NYSE MKT Company Guide, possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 16A of Form 20-F. In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

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

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2016.

Item 16C. Principal Accountant and Fees and Services

The aggregate amounts billed by the Company’s principal auditors for the two fiscal years ended December 31, 2015 for audit fees, audit related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2016 (4)	Year Ended December 31, 2015
Audit Fees (1)	$148,000	$110,000

Audit-Related Fees (2)	-	-

Tax Fees (3)	1,500	-

All Other Fees	-	-

Total	$149,500	$110,000

(1) “Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.

(2) “Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3) “Tax Fees” represent fees for tax compliance, tax advice and planning.

(4) Fees for the year ended December 31, 2016, are based, in part, upon estimates received by Canadian Zinc as final invoices are yet to be rendered as of the date of this Annual Report.

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

Item 19. Exhibits

Financial Statements

Annual Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Canadian dollars, unless otherwise stated)

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Canadian Zinc Corporation

We have audited Canadian Zinc Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Canadian Zinc Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Report on Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Canadian Zinc Corporation

In our opinion, Canadian Zinc Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Canadian Zinc Corporation as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the years then ended and our report dated March 15, 2017 expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Professional Accountants

March 15, 2017

Vancouver, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Canadian Zinc Corporation

We have audited the accompanying consolidated financial statements of Canadian Zinc Corporation, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Canadian Zinc Corporation

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Canadian Zinc Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Comparative Information

The consolidated financial statements of Canadian Zinc Corporation for the year ended December 31, 2014 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 31, 2015.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canadian Zinc Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2017 expressed an unqualified opinion on the effectiveness of Canadian Zinc Corporation’s internal control over financial reporting.

//s// KPMG LLP

Chartered Professional Accountants

March 15, 2017

Vancouver, Canada

CANADIAN ZINC CORPORATION

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	As at December 31, 2016	As at December 31, 2015

ASSETS
Current
Cash and cash equivalents (Note 3)	$9,817	$1,674
Short-term investments (Note 4)	28	28
Marketable securities (Note 5)	-	936
Other receivables and prepaid expenses	469	295

Total Current Assets	10,314	2,933

Restricted cash (Note 6)	2,075	2,075
Property, plant and equipment (Note 7)	710	777
Exploration and evaluation assets (Note 8)	5,398	5,398

Total Assets	$18,497	$11,183

LIABILITIES
Current
Accounts payable	$328	$298
Accrued and other liabilities (Note 10(a)(ii))	473	153

Total Current Liabilities	801	451

Decommissioning provision (Note 9)	1,797	1,825

Total Liabilities	2,598	2,276

SHAREHOLDERS' EQUITY
Share capital (Note 10)	114,618	104,028
Reserves (Note 11)	15,873	14,394
Deficit	(114,592)	(109,515)

Total Shareholders’ Equity	15,899	8,907

Total Liabilities and Shareholders’ Equity	$18,497	$11,183
Nature of Operations and Going Concern (Note 1)
Commitments (Note 19)

Approved by the Board of Directors:

“John F. Kearney”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for share information)

	Years ended December 31,
	2016	2015	2014

Income
Investment income	$60	$107	$169

Expenses
Depreciation	12	10	8
Exploration and evaluation (Note 12)	2,428	7,650	9,996
Listing and regulatory	70	85	58
Management and directors	650	690	850
Office and general	462	531	604
Professional	216	189	298
Shareholder and investor communications	223	245	416
Share-based compensation (Note 11)	1,104	124	23
	5,165	9,524	12,253

Other income (expense)
Gain (loss) on marketable securities (Note 5)	-	486	(878)
Finance costs (Note 9)	(36)	(48)	(60)
Gain on change in decommissioning provision (Note 9)	64	246	-
Tax deduction recovery (Note 13)	-	471	588
	28	1,155	(350)

Net loss for the year	(5,077)	(8,262)	(12,434)

Other comprehensive income (loss)	-	-	-

Comprehensive loss for the year	$(5,077)	$(8,262)	$(12,434)

Net loss per share - basic and diluted	$(0.02)	$(0.04)	$(0.06)

Weighted average number of shares outstanding

Basic and diluted	238,480,985	218,047,709	192,465,968

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	Years ended December 31,
	2016	2015	2014

Operating Activities
Net loss for the year	$(5,077)	$(8,262)	$(12,434)
Adjustments for items not involving cash:
Accretion and depreciation expense (Notes 7 and 9)	103	129	154
Loss (gain) on marketable securities (Note 5)	-	(486)	878
Share-based compensation (Note 11)	1,104	124	23
Gain on changes to decommissioning provision (Note 9)	(64)	(246)	-
Tax deduction recovery (Note 13)	-	(471)	(588)
Change in non-cash working capital items:
Other receivables and prepaid expenses	(176)	401	24
Accounts payable and accrued liabilities	85	(1,681)	540
	(4,025)	(10,492)	(11,403)

Financing Activities
Capital stock issued, net of share issue costs (Note 10)	11,090	-	14,473
Proceeds from exercise of warrants (Note 11)	142	-	357
	11,232	-	14,830

Investing Activities
Redemption (purchase) of short-term investments (Note 4)	-	5,000	(2,995)
Sale of marketable securities (Note 5)	936	-	-
Payment of reclamation security deposits (Note 6)	-	(1,550)	-
Additions to property, plant and equipment (Note 7)	-	(76)	(16)
	936	3,374	(3,011)

Net change in cash and cash equivalents	$8,143	$(7,118)	$416

Cash and cash equivalents, beginning of year	$1,674	$8,792	$8,376

Net change in cash and cash equivalents	8,143	(7,118)	416

Cash and cash equivalents, end of year	$9,817	$1,674	$8,792

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except for share information)

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2013	172,828,575	$91,823	$12,681	$(88,819)	$15,685
Issue of shares at $0.35 per share (Note 10)	28,572,000	10,000	-	-	10,000
Issue of shares at $0.38 per share (Note 10)	15,134,000	4,692	-	-	4,692
Share issuance costs (Note 10)	-	(1,278)	-	-	(1,278)
Share purchase warrants (Note 11 (c))	-	(1,723)	1,723	-	-
Exercise of options at $0.23 per share (Note 10)	1,513,134	514	(157)	-	357
Share-based compensation (Note 11 (a))	-	-	23	-	23
Net loss for the year	-	-	-	(12,434)	(12,434)
Balance, December 31, 2014	218,047,709	$104,028	$14,270	$(101,253)	$17,045
Share-based compensation (Note 11 (b))	-	-	124	-	124
Net loss for the year	-	-	-	(8,262)	(8,262)
Balance, December 31, 2015	218,047,709	104,028	14,394	(109,515)	8,907
Issue of shares at $0.25 per share (Note 10)	40,800,000	10,200	-	-	10,200
Issue of shares at $0.30 per share (Note 10)	6,666,664	1,733	-	-	1,733
Share issuance costs (Note 10)	-	(1,110)	-	-	(1,110)
Share purchase warrants (Note 11 (c))	-	(440)	440	-	-
Exercise of deferred share units (Note 10)	190,970	24	(24)	-	-
Exercise of warrants at $0.35 per share (Note 10)	406,200	183	(41)	-	142
Share-based compensation (Notes 11 (a) and 11 (b))	-	-	1,104	-	1,104
Net loss for the year	-	-	-	(5,077)	(5,077)
Balance, December 31, 2016	266,111,543	$114,618	$15,873	$(114,592)	$15,899

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

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

These audited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. There are however material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern which are discussed below.

The Company has a history of losses with no operating revenue other than interest income, and has working capital of $9,513,000 as at December 31, 2016. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

These audited consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the audited consolidated financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on March 15, 2017.

(b)	Basis of Preparation and Consolidation

These audited consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These audited consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on December 31, 2016. The accounting policies adopted by the Company have been applied consistently to all periods presented. These audited consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

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

For the years ended December 31, 2016 and 2015

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

i.	The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for the development of the Prairie Creek mine and exploration of the Newfoundland properties and for working capital requirements. In concluding the Company is a going concern, management considers funds on hand at year end, planned expenditures for at least 12 months from the balance sheet date and strategic objectives in its assessment. Due to the nature of its business, management increases or decreases administrative and exploration expenditures based on available working capital. Judgments must also be made with regard to events or conditions which might give rise to significant uncertainty.

ii.	Valuation of exploration and evaluation assets: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

iii.	Decommissioning provision: Decommissioning provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require significant judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, regulations and remediation practices and the expected timing of remediation work.

iv.	Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value of share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 11.

(d)	Financial Assets

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

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through net earnings. The Company has classified its cash and cash equivalents, short-term investments, and restricted cash as FVTPL. The Company previously designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

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

For the years ended December 31, 2016 and 2015

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

Marketable securities are recorded at their fair market value on the date of acquisition and are classified as FVTPL. The carrying value of the marketable securities is adjusted at each subsequent reporting period to their estimated fair value (based upon the market bid price and the Bank of Canada quoted exchange rate, if applicable) with the resulting unrealized gains or losses recognized in comprehensive income or loss for the year. Transaction costs relating to the purchase of marketable securities are expensed directly to profit or loss.

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

For the years ended December 31, 2016 and 2015

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

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. Subsequent recovery of the resulting carrying value depends on successful development or sale of the mineral property. If a mineral property does not prove viable, all unrecoverable costs associated with the project net of any impairment provisions are written off.

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

For the years ended December 31, 2016 and 2015

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

For the years ended December 31, 2016 and 2015

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

Share-based compensation for deferred share units granted to directors is determined based on estimated fair values of the units at the time of grant using quoted market prices and recognized immediately. Share-based compensation for restricted share units granted to employees and consultants is determined based on estimated fair values of the units at the time of grant using quoted market prices and recognized over the vesting period of the respective units.

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

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(u)	IFRS Standards Adopted

As of January 1, 2016, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company.

(v)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may impact the financial statements.

IFRS 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final version of IFRS 9 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company intends to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2018 and does not expect the adoption of IFRS 9 to have a material effect on its consolidated financial statements based on its current holding of financial instruments.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2018. The Company has started an initial assessment of the potential impact on its consolidated financial statements. Based on the analysis to date, the most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases of office facilities. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.	Cash and Cash Equivalents

The Company’s cash and cash equivalents at December 31, 2016 consisted of cash of $191,000 and cash equivalents of $9,626,000 (December 31, 2015 - cash of $301,000 and cash equivalents of $1,373,000).

4.	Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At December 31, 2016, short-term investments had a carrying value of $28,000, earning income at a rate of 0.60% (December 31, 2015 - $28,000, earning income at a rate of 0.75%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

5.	Marketable Securities

In January 2016, the Company liquidated its marketable securities and sold 12,573,380 shares of Vatukoula Gold Mines pcl (“Vatukoula”) to Zhongrun International Mining Co. Ltd., the major shareholder of Vatukoula, for cash of $936,000.

6.	Restricted Cash

As at December 31, 2016, restricted cash comprised reclamation security deposits totaling $2,075,000 (December 31, 2015 - $2,075,000) held by government agencies as financial assurance in respect of certain reclamation obligations at the Prairie Creek Property.

7.	Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Cost
December 31, 2014	$40	$500	$1,689	$164	$80	$2,473
Additions during the year	-	-	53	23	-	76
December 31, 2015	40	500	1,742	187	80	2,549
Additions during the year	-	-	-	-	-	-
December 31, 2016	40	$500	$1,742	$187	$80	$2,549

Accumulated Depreciation
December 31, 2014	$-	$-	$1,482	$147	$62	$1,691
Depreciation for the year	-	-	71	7	3	81
December 31, 2015	-	-	1,553	154	65	1,772
Depreciation for the year	-	-	55	10	2	67
December 31, 2016	$-	$-	$1,608	$164	$67	$1,839

Net Book Value
December 31, 2014	$40	$500	$207	$17	$18	$782
December 31, 2015	40	500	189	33	15	777
December 31, 2016	40	500	134	23	13	710

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.	Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. The Prairie Creek Property is subject to a 1.2% net smelter return royalty. It also holds, through the Company’s wholly-owned subsidiaries Paragon and Messina, a 100% interest in the South Tally Pond, Tulks South and Long Lake properties in Newfoundland and Labrador.

	December 31, 2016	December 31, 2015
Prairie Creek Mine	$-	$-
Central Newfoundland properties	5,398	5,398

	$5,398	$5,398

Reclamation and closure costs and any subsequent changes in estimates are capitalized into exploration and evaluation assets (see Note 9). The Company has incurred historical exploration and evaluation costs of $78,508,000 on the Prairie Creek Mine asset and $4,167,000 on exploration properties in central Newfoundland (see Note 12) and has expensed these costs pursuant to its accounting policy.

9.	Decommissioning Provision

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and a class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 17 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures. These reclamation and closure costs and any subsequent changes in estimates are capitalized into exploration and evaluation assets and amortized over the life of the related asset (see Note 8). The accretion expense is included in finance costs in the consolidated statement of comprehensive income or loss.

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2015 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be 2036. The decommissioning provision is discounted using a risk free rate of 2.21% (December 31, 2015 – 2.03%).

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

For the year ended December 31, 2016, a change in timing of estimated costs reduced the decommissioning provision by $64,000, resulting in a gain on change in estimate of the decommissioning provision (2015 - $246,000 and 2014 - $nil) and which is included in other income on the consolidated statement of comprehensive loss.

	December 31, 2016	December 31, 2015	December 31, 2014
Balance – beginning of year	$1,825	$2,243	$1,963
Accretion expense	36	48	60
Change in estimates	(64)	(466)	220

Balance – end of year	$1,797	$1,825	$2,243

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.	Share Capital

Issued and outstanding: 266,111,543 common shares (December 31, 2015 – 218,047,709). Authorized: Unlimited common shares with no par value (2015 – unlimited).

(a)	During the year ended December 31, 2016

i.	On July 7, 2016, the Company completed an underwritten public offering of common shares and flow-through shares (the “Offering”) through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and included Dundee Securities Ltd. (together, the ("Underwriters")). The Company issued 34,135,000 common shares at a price of $0.25 per common share for gross proceeds of $8,533,750, and 6,665,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.25 per FT Share for gross proceeds of $1,666,250. In total, the gross proceeds of the Offering amounted to $10,200,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,448,000 non-flow-through shares at any time until July 7, 2018 at a price of $0.25 per share. Net proceeds from the issuance were $9,249,000 after issuance costs comprised of the advisor’s commission of $612,000 and other issuance costs of $339,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $440,000 and did not recognize a sale of tax deductions as the issue price of the of the flow-through shares was greater than the market price of the Company’s shares at the date of issue.

ii.	On December 14, 2016, the Company completed a non-brokered private placement of flow-through shares. The Company issued 6,666,664 common shares at a price of $0.30 per common share for gross proceeds of $2,000,000. A finder’s fee equal to 6% of the gross proceeds raised was paid to the advisors. Net proceeds from the issuance were $1,841,000 after issuance costs comprised of the advisor’s fee of $120,000 and other issuance costs of $39,000. The sale of tax deductions of $267,000, being the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was deferred and recorded as a current liability in the consolidated statement of financial position and presented within accrued and other liabilities.

iii.	406,200 common shares were issued upon the exercise of warrants at a price of $0.35 per common share for proceeds of $142,000.

iv.	190,970 common shares were issued upon the conversion of deferred share units following the retirement of a director.

(b)	During the year ended December 31, 2015

There were no changes to the Company’s share capital in the annual period ended December 31, 2015.

(c)	During the year ended December 31, 2014

i.	On July 31, 2014, the Company completed a bought deal public offering of units and flow-through shares (the “Offering”) through a syndicate of underwriters led by Dundee Securities Ltd. and included Canaccord Genuity Corp. and Paradigm Capital Inc. (together, the ("Underwriters")). The Company issued 28,572,000 units (“Units”) at a price of $0.35 per Unit for gross proceeds of $10,000,000, and 15,134,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,751,000. Each Unit is comprised of one common share and one half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

In total, the gross proceeds of the Offering amounted to $15,751,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,622,360 non-flow-through shares at any time until July 31, 2016 at a price of $0.35 per share. Net proceeds from the issuance were $14,473,000 after issuance costs comprised of the advisor’s commission of $945,000 and other issuance costs of $333,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $1,723,000. The sale of tax deductions of $1,059,000, being the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was deferred and recorded as a current liability in the consolidated statement of financial position and presented within accrued and other liabilities (See Note 13).

ii.	1,513,134 stock options were exercised at prices between $0.23 and $0.30 per common share for proceeds of $357,000.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves

(a)	Stock Options

The Company’s stock option plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant. At December 31, 2016, there were 5,850,000 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	December 31, 2016		December 31, 2015		December 31, 2014
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	973,800	$0.55	5,693,800	$0.47	7,247,734	$0.42
Exercised	-	-	-	-	(1,513,134)	0.24
Expired	(323,800)	0.72	(4,060,000)	0.45	(40,800)	1.14
Forfeited	-	-	(660,000)	0.45	-	-
Granted	5,200,000	0.35	-	-	-	-
Outstanding, end of year	5,850,000	$0.36	973,800	$0.55	5,693,800	$0.47

As at December 31, 2016, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 4.2 years, to purchase an aggregate 5,850,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
October 3, 2017	650,000	$0.46	650,000	$0.46
August 10, 2021	5,200,000	0.35	1,300,000	0.35
	5,850,000	$0.36	1,950,000	$0.39

For the year ended December 31, 2016, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $492,000; did not recognize any share-based compensation in the year ended December 31, 2015; and recorded $23,000 in the year ended December 31, 2014.

The share-based compensation expense was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Period of Grant	Year ended December 31, 2016
Dividend Yield	0%
Risk free interest rate	0.54%
Expected life	2.6 to 3.5 years
Expected volatility (1)	92% to 97%
Weighted average grant date fair value of the options granted	$0.19

(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding common shares of the Company. During the year ended December 31, 2016, the Company issued 376,034 DSUs to directors and 1,900,000 RSUs to senior officers (2015 – 276,340 DSUs and 3,650,000 RSUs). Additionally, 190,970 DSUs were redeemed upon the retirement of a director. At December 31, 2016, there were 461,404 DSUs and 5,550,000 RSUs outstanding (December 31, 2015 – 276,340 DSUs and 3,650,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2014	-	$-	-	$-
Granted	276,340	0.09	3,650,000	0.11
Outstanding, December 31, 2015	276,340	0.09	3,650,000	0.11
Redeemed	(190,970)	0.13	-	-
Granted	376,034	0.24	1,900,000	0.33
Outstanding, December 31, 2016	461,404	$0.20	5,550,000	$0.19

The RSUs granted are subject to a ten to eighteen month vesting period; a pay-out date of 2.5 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.

For the year ended December 31, 2016, the Company recognized share-based compensation expense for DSUs granted of $90,000 (2015 - $25,000 and 2014 - $nil) and RSUs granted of $522,000 (2015 - $99,000 and 2014 - $nil).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(c)	Share Purchase Warrants

As at December 31, 2016, the Company has outstanding exercisable warrants to purchase an aggregate 16,734,000 common shares, with a weighted average remaining contractual life of 9 months, as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	16,908,360	$0.48	17,295,960	$0.48	8,490,200	$1.00
Exercised	(406,200)	0.35	-	-	-	-
Expired	(2,216,160)	0.35	(387,600)	0.63	(8,102,600)	1.01
Issued	2,448,000	0.25	-	-	16,908,360	0.48
Outstanding, end of year	16,734,000	$0.46	16,908,360	$0.48	17,295,960	$0.48

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
July 31, 2017	14,286,000	$0.50
July 7, 2018	2,448,000	0.25
	16,734,000	$0.46

The fair value ($440,000) of warrants, issued during the year ended December 31, 2016, was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Year ended December 31, 2016
Dividend Yield	0%
Risk free interest rate	0.47%
Expected life	2 years
Expected volatility (1)	109%
Weighted average grant date fair value of the warrants issued	$0.18

(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2014	$1,286	$1,814	$10,566	$604	$14,270
Share-based compensation	124	-	-	-	124
Stock options expired	(1,022)	-	1,022	-	-
Stock options forfeited	(154)	-	154	-	-
Warrants expired	-	(92)	92	-	-
Balance, December 31, 2015	234	1,722	11,834	604	14,394
Deferred share units exercised	(24)	-	-	-	(24)
Share-based compensation	1,104	-	-	-	1,104
Stock options expired	(114)	-	114	-	-
Warrants exercised	-	(41)	-	-	(41)
Warrants expired	-	(226)	226	-	-
Warrants issued	-	440	-	-	440
Balance, December 31, 2016	$1,200	$1,895	$12,174	$604	$15,873

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Exploration and Evaluation Expenditures

	Years ended December 31,
Prairie Creek Mine	2016	2015	2014
Camp operation and project development	$470	$2,106	$1,881
Diamond drilling	-	3,102	1,163
Mine planning and feasibility studies	331	1,045	3,301
Permitting and environmental	1,001	993	1,551
	1,802	7,246	7,896

Depreciation – mining plant and equipment	55	71	86
Total exploration and evaluation expenditures	$1,857	$7,317	$7,982

Exploration and evaluation expenditures (inception to date), beginning of year	$76,651	$69,334	$61,352
Total exploration and evaluation expenditures	1,857	7,317	7,982
Exploration and evaluation expenditures (inception to date), end of year	$78,508	$76,651	$69,334

	Years ended December 31,
Central Newfoundland Properties	2016	2015	2014
Camp operation and project development	$370	$428	$802
Diamond drilling (1)	201	(95)	1,195
Permitting and environmental	-	-	17
Total exploration and evaluation expenditures	$571	$333	$2,014

Exploration and evaluation expenditures (inception to date), beginning of year	$3,596	$3,263	$1,249
Total exploration and evaluation expenditures	571	333	2,014
Exploration and evaluation expenditures (inception to date), end of year	$4,167	$3,596	$3,263

(1)	The Company received government grants in 2015 relating to the 2014 drill programs in Newfoundland which are credited to the expense as a recovery.

For the year ended December 31, 2016, employee wages and benefits of $472,000 were included in exploration and evaluation expenditures (2015 - $1,314,000 and 2014 - $1,339,000).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.	Tax Deduction Recovery

During the year ended December 31, 2016, the Company did not recognize a tax deduction recovery (2015 - $471,000 and 2014 - $588,000) in respect of flow-through shares previously issued (see Note 10).

14.	Government Grants

During the year ended December 31, 2016, the Company received government grants in the amount of $241,000 (2015 - $398,000 and 2014 - $170,000). The grants received or receivable were accounted for as a reduction of the related expense or as a reduction of the carrying value of the related asset.

As at December 31, 2015, a prepayment of $40,000 was recorded, presented within accrued and other liabilities, for work associated with a grant received from the Research and Development Corporation of Newfoundland and Labrador for work to be completed in 2016 with no comparable amount in the current year. As at December 31, 2016, a receivable of $75,000 (December 31, 2015 - $170,000) was due from the government of Newfoundland and Labrador and is presented within other receivables and prepaid expenses.

15.	Income Taxes

The Company’s current and deferred income tax expense for the year ended December 31, 2016, is $nil and $nil (2015 - $nil and $nil and 2014 - $nil and $nil). A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2016	2015	2014
Statutory tax rate	26.54%	26.74%	26.56%
Income taxes/(recovery) computed at statutory rates	$(1,347)	$(2,209)	$(3,303)
Expired losses	239	-	236
Flow-through share premium recovery	-	(126)	(156)
Income tax rate changes	126	(112)	20
Loss on marketable securities subject to capital gains tax rate	-	(66)	(118)
Non-refundable investment tax credits	-	(1,651)	-
Other	9	(95)	7
Permanent differences	299	40	249
Renunciation of resource expenditures	104	779	1,899
Tax benefits not yet recognized	570	3,440	1,166
	-	-	-

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.	Income Taxes (continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company’s deferred income tax assets and liabilities are as follows:

	2016	2015	2014
Non-capital loss carry forwards	$11,392	$10,942	$9,868
Capital losses	1,260	-	-
Investment tax credits	1,651	1,651	-
Marketable securities	-	1,258	1,314
Plant and equipment	448	433	409
Resource interests	10,599	10,294	9,329
Other	871	776	994
Net unrecognized deferred income tax asset	$26,221	$25,354	$21,914

At December 31, 2016, the Company has approximately $43,076,000 (2015 - $41,126,000 and 2014 - $37,300,000) of non-capital losses for tax purposes available to be carried forward to various dates until 2035 and applied against future income for tax purposes and approximately $44,659,000 (2015 - $38,889,000 and 2014 - $35,422,000) of unused cumulative Canadian exploration and development expenses for tax purposes available to be carried forward indefinitely and applied against future income for tax purposes. The non-capital losses expire as follows:

Year	Total
2026	$1,116
2027	3,511
2028	5,500
2029	3,547
2030	3,605
2031	3,915
2032	6,741
2033	2,272
2034	6,554
2035	3,634
2036	2,681
$43,076

The non-refundable investment tax credits of $1.6 million expire between 2025 and 2032.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.	Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop the Prairie Creek project for the benefit of its shareholders.

17.	Related Party Transactions

During the year ended December 31, 2016, the Company incurred rent expense in the amount of $24,000 (2015 - $24,000 and 2014 - $24,000) with Buchans Minerals Corporation (“Buchans”) a corporation in which the Chairman of the Company John F. Kearney serves as a director and chairman and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. There was not an amount owing to related parties and included in accounts payable and accrued and other liabilities at December 31, 2016 nor was there an amount recorded at the end of the previous year.

The Company recorded a net receivable of $10,000 at December 31, 2016 due from Buchans representing payments made on behalf of Buchans for work undertaken associated with a grant receivable from the Research and Development Corporation of Newfoundland and Labrador (see Note 14).

During the year ended December 31, 2016, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $650,000 (2015 - $690,000 and 2014 - $850,000) and share-based compensation with officers and directors in the amount of $986,000 (2015 - $124,000 and 2014 - $2,000).

18.	Financial Instruments

(a)	Categories of financial instruments

		Fair Value Hierarchy	December 31, 2016	December 31, 2015
Cash and cash equivalents	FVTPL		$9,817	$1,674
Short-term investments	FVTPL		28	28
Marketable securities	FVTPL	Level 3	-	936
Other receivables	Loans and receivables		199	54
Restricted cash	FVTPL		2,075	2,075
Accounts payable	Other financial liabilities		(328)	(298)
Accrued and other liabilities	Other financial liabilities		(473)	(153)

The carrying value of the Company’s financial assets and liabilities reasonably approximate their fair values.

(b)	Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in net loss for the year ended December 31, 2016, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2016, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $40,000. The Company does not have any debt obligations which expose it to interest rate risk.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.	Financial Instruments (continued)

(c)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to hold its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, and restricted cash. The carrying value of these financial assets at December 31, 2016 is $11,920,000 (December 31, 2015 - $4,713,000). At December 31, 2016, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

(d)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. As at December 31, 2016, the Company had positive working capital of $9,513,000 (December 31, 2015 - $2,482,000). Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all.

19.	Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2017	$155
2018	153
2019	153
2020	152
2021	149
$762

During the year ended December 31, 2016, the Company recognized lease expense of $211,000 (2015 - $209,000 and 2014 - $207,000).

Management’s Discussion and Analysis

For the year ended December 31, 2016

As of March 15, 2017

Preliminary Notes and Introduction

This Management’s Discussion and Analysis (“MD&A”), dated March 15, 2017, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2016 compared to those of the previous year. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2016 and 2015.

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

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s planned or proposed Prairie Creek Mine operations; the completion of a definitive feasibility study; the future mine grades and recoveries expected from the Prairie Creek Mine; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; future cost estimates pertaining to further construction and development of the Prairie Creek Mine and items such as capital costs, operating costs and long-term environmental reclamation obligations; the Company’s plans for further mineral exploration at the Prairie Creek Mine and other exploration properties; the expectations around the process for obtaining operating permits; the future Prairie Creek Mine operation and production; projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) on the Prairie Creek Mine; the timing of activities and the amount of estimated revenues and expenses; the success of exploration activities; permitting time lines; requirements for additional capital and sources and uses of funds; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards; and the risks and uncertainties around the Company’s business.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company is exploring for or expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors”; “Liquidity, Financial Condition and Capital Resources”; and “Review of Financial Results” herein. The material assumptions used to develop EBITDA projections for the Prairie Creek Mine are contained in the technical report on the Prairie Creek Property, titled "Prairie Creek Property, Northwest Territories, Canada, Technical Report for Canadian Zinc Corporation" dated effective March 31, 2016 (amended and restated on September 30, 2016) and filed on SEDAR on September 30, 2016, summarized herein.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that market fundamentals will result in sustained zinc, lead, silver and other commodity demand and prices, and such prices will be materially consistent with those anticipated; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as planned; the actual nature, size and grade of the Company’s mineral resources are materially consistent with resource estimates; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant. For the reasons set forth above, the reader should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Financial Measures

The EBITDA projections for the Prairie Creek Property summarized herein and contained in the preliminary feasibility study described in the 2016 Technical Report (the "Company's Non-GAAP Financial Measures") are not measures recognized under Canadian generally accepted accounting principles ("GAAP") and do not have any standardized meanings prescribed by GAAP. The Company's Non-GAAP Financial Measures are presented herein because management of the Corporation believes that such measures represent a reasonable approximation of projected operating income and are relevant for evaluating projected returns on the Prairie Creek Property. The Company's Non-GAAP Financial Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP financial measures as reported by such organizations. There is no measure contained in the Company's financial statements that provides a direct comparison to the Company's Non-GAAP Financial Measures, as cash flows from operating activities would be the most directly comparable measure, but the Company does not currently have any operations and does not present operating income in its financial statements. The Company's Non-GAAP Financial Measures should not be construed as alternatives to net income, cash flows related to operating activities, or other financial measures determined in accordance with GAAP, as an indicator of the Company's projected performance.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC, but which are permitted by Canadian securities regulators. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be obtained from Canadian Zinc, or from the SEC’s website at www.sec.gov. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note Regarding Mineral Resources

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

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

Measurement Conversion Information

In this MD&A, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

•	1 mile = 1.6093 kilometres
•	1 metric ton (tonne) = 2,205 pounds
•	1 foot = 0.305 metres
•	1 troy ounce = 31.103 grams
•	1 acre = 0.4047 hectare
•	1 imperial gallon = 4.546 litres
•	1 long ton = 2,240 pounds
•	1 imperial gallon = 1.2010 U.S. gallons

Glossary of Names and Terms

•	“Deposit” — A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of a commodity, metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.
•	“Ore” — A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
•	“Reclamation” — The restoration of land and the surrounding environment of a mining site after the metal is extracted.
•	“Ton” — Short ton (2,000 lbs.). 1 Ton equals 0.907185 Metric Tons.
•	“Tonne (t)” — Metric ton (1,000 kilograms). 1 Tonne equals 1.10231 Tons.

Overview

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB tier of the OTC Link under the symbol “CZICF”.

Prairie Creek Mine

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). The Prairie Creek Property is subject to a 1.2% net smelter return royalty.

The Prairie Creek Mine contains a NI 43-101 Proven and Probable Reserve of 7.6 million tonnes grading 8.9% Zn; 8.3% Pb and 128 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, together with an Inferred resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Project.

The Company has initiated a Definitive Feasibility Study (“DFS”) to follow up on the recommendations contained in previous prefeasibility studies and to facilitate the raising of project debt financing for the Prairie Creek Project. AMC Mining Consultants (Canada) Ltd. (“AMC”) and Ausenco Engineering Canada Inc. (“Ausenco”) have been engaged to complete the DFS which is expected to be completed by mid-2017.

Concurrently, the Company has also retained HCF International Advisers (“HCF”) as financial advisers to arrange debt financing for the Project. HCF is currently developing a funding strategy with the goal of arranging debt financing of up to 70% of the capital expenditures required once the DFS is completed.

In 2016, the Company completed a Preliminary Feasibility Study (“2016 PFS”) (Technical Report filed on SEDAR September 30, 2016) which indicates a Base Case pre-tax Net Present Value (“NPV”) of $284 million using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 23% and a post-tax NPV of $155 million, with a post-tax IRR of 18%.

The 2016 PFS indicates average annual production of 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate containing a total of 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver in both zinc and lead concentrates. The 2016 PFS indicates average annual EBITDA of $64 million per year and cumulative EBITDA of $1.0 billion over an initial mine life of 17 years, using metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce for silver. Pre-production capital costs, including provision for a new all season road, are estimated at $244 million, including contingency, with payback of five years.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

Over the past eight years Canadian Zinc has successfully completed six environmental assessments and obtained all the significant regulatory permits and social licences required to complete construction and development at the mine site and a winter access road to allow commencement of mining and milling at Prairie Creek. An environmental assessment for the Company’s permit application for use of the access road on an all season basis is currently underway and completion is expected in the second quarter of 2017.

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

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans or Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Prairie Creek Project

Feasibility Study Initiated

Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Project would be enhanced by a definitive feasibility study. This comprehensive study would address all geological, engineering, operating, economic, environmental and other relevant factors in the required detail to serve as the basis and support for a financial institution to finance the development of the Project to production.

In January 2017, the Company engaged AMC and Ausenco to complete a DFS to support the debt financing of the Project.

AMC, an industry leader in mine engineering services and support for large-scale development projects and operating mines, was previously involved in the 2016 PFS for the Prairie Creek Mine. AMC will further detail the underground aspects of the proposed operation including further optimizing the mineplan, and defining associated operating and capital costs to a DFS level.

Ausenco is a diversified engineering and project management company providing services to the global resource and energy sectors. The Company has built its business and reputation for delivering new and better ways to add value to client’s projects, and in some of the world’s most challenging environments. Ausenco will be responsible for all the physical areas of the surface facilities and for contributions to the overall FS and NI 43-101 report including the process plant and buildings and all surface infrastructure and ancillaries.

Ausenco will assess all surface infrastructure needs to bring the Project into operation and undertake project development/execution planning services for the Prairie Creek Mine and deliver a robust optimized project development plan that can be used to advance the Project to production. At the same time this will provide a critical link to the project financing plan by providing potential providers of debt or equity with a clear path to profitable production.

Ausenco will complete required engineering utilizing a cost-effective project design methodology to support the development of a high-level execution plan which will be focused on making the best possible use of existing infrastructure and construction materials on site so as to provide a lower cost or faster time-frame to production for the Project.

Ausenco has engineering services based in the Vancouver area, has the relevant experience and expertise, including northern design and project execution at brownfield sites, to prepare a Project Execution Plan that will define the approach to constructing the Prairie Creek Project. This will include the development of a contracting and procurement strategy for further stages of work, which will align with the project execution schedule and will serve to support the capital cost estimate and make provision for the identified execution risks and opportunities. The plan will be developed with the objective of converting it to an Engineering Procurement and Construction Management (“EPCM”) contract at the appropriate time.

The fully independent 43-101 technical report will be co-authored by AMC and Ausenco. The Company expects that the DFS will be completed by mid-2017.

HCF Retained as Financial Adviser

HCF, a leading independent corporate finance advisory firm based in London, UK and focused on the global natural resources and infrastructure sectors, was appointed to advise the Company with regard to securing debt financing for the Prairie Creek Project.

HCF has prepared a three-staged approach to source and negotiate debt financing for the Prairie Creek Mine. The preliminary stage, which is now under way, includes development of a funding strategy, appointment of an independent technical engineer, preparation of a new financial model to be incorporated into the DFS; and conducting preliminary market soundings of potential lenders. This will be followed by formal engagement with potentially interested parties and thereafter negotiation and finalization of financing documentation.

HCF is fully involved in the DFS process and will use the completed study in support of securing debt financing with major financial institutions. It is anticipated that up to 70% of the currently estimated $250 million of capital required to complete the Project could be supported by debt financing.

Mineral Processing Optimization

In tandem with the development of the DFS, the Company initiated a mineral processing optimization program in January 2017. To complete the metallurgical testing, the Company engaged SGS Canada Inc. (“SGS”) to undertake further mineral processing optimization testing on new composite bulk samples collected from underground drill holes drilled in the Prairie Creek Mine in 2015. The principal objectives of the program are to examine metallurgical characteristics and responses from the fresh and relatively unoxidized zones of the deposit, to optimize the proposed mineral processing flow sheet and to simplify the flotation circuit design, all with the objective of thereby improving the projected metal recoveries and lowering milling production costs.

The metallurgical testing programs include definition of the grinding requirements and evaluation of the response to the variability of samples to the optimized processing method. In addition, the waste products generated in the test programs will be utilized in designing treatment plans for the process water and in testing paste tailings for underground disposal.

It is estimated the metallurgical program will take four months to complete and the results of this metallurgical program will be incorporated into the DFS.

In tandem with the 2015 underground drill program the Company also undertook detailed hydrology monitoring and testing of groundwater from underground under the supervision of Robertson Geoconsulting. This has resulted in a detailed hydrological model being developed which more accurately predicts rates of underground water flow as the future mine would be developed. The results of the modelling are being incorporated into the DFS to better predict underground dewatering needs, including pumping/piping, which also directly relate to the facilities required for water management and treatment.

Alternative Energy Options

In February 2017, the Company entered into an agreement with the Northwest Territories Power Corporation (“NTPC”) to examine and develop an electrical power strategy for the Prairie Creek Project. The process will examine the method best suited to delivering power and the potential integration of energy alternatives such as Liquefied Natural Gas (“LNG”).

The Prairie Creek Mine stands to gain environmental and economic benefits from the recent discovery of natural gas in the Liard/Horn River Basins. These natural gas resources, which are located adjacent to the existing highway haulage route, can now be considered for use at the Mine which would result in reducing the dependency on diesel fuel and replacing it with LNG, which is a cheaper and much more environmentally friendly source of fuel for power generation.

LNG has been a dependable fuel for decades and continues to demonstrate a long track record of safe storage, safe transportation and safe usage, which is an important consideration given the location of the Prairie Creek Mine. It is better for the environment with typical emissions being much lower than other fuel sources with greenhouse gas reduction of between 11% and 20%, NOx emissions reduced by 80% and particulate emissions reduced by 75%. Any LNG spills would not require any remediation of soil, groundwater or surface waters because LNG evaporates immediately and dissipates quickly into the atmosphere.

NTPC is a wholly owned subsidiary of NT Hydro, which is 100% owned by the Government of the Northwest Territories. Their mission is to generate, transmit and distribute electricity in a safe, reliable, efficient and environmentally sound manner; striving to reduce reliance on fossil fuels. NTPC exists to provide value to its shareholder and customers through the efforts of a highly dedicated, skilled, and productive workforce.

Updated Prefeasibility Study

The 2016 PFS update was undertaken to incorporate the increased Mineral Resources and longer mine life derived from the 2015 underground exploration program which increased total Measured and Indicated Mineral Resource tonnages by 32% from the previous March 2015 Mineral Resource estimate and increased total Proven and Probable Mineral Reserves by 46% from the previous 2012 Mineral Reserve estimate, incorporation of an all season road to access the mine, advanced engineering details and updated capital and operating costs and to follow up on a number of other recommendations from previous studies.

The 2016 PFS, based on optimization work undertaken over the previous three years, was completed in March 2016 by AMC Mining Consultants (Canada) Ltd., in conjunction with Tetra Tech Inc., on behalf of Canadian Zinc Corporation. A Technical Report entitled Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report (Amended and Restated), reporting on the results of the 2016 PFS, was filed on SEDAR on September 30, 2016.

Highlights of the 2016 Prairie Creek Prefeasibility Study

(All costs are in Canadian dollars unless indicated otherwise, g=gram, tpd=tonnes per day, dmt=dry metric tonnes, LOM=life of mine, CDN=Canadian, US=United States).

•	Post-tax Net Present Value, using an 8% discount, of $155 million, with a post-tax internal rate of return of 18%, based on base case metal price forecasts of US$1.00 per pound for both zinc and lead and US$19.00 per ounce of silver, for the LOM production at an exchange rate of $1.25CDN:$1.00US.
•	Average EBITDA of $64 million per year and cumulative EBITDA of $1.0 billion over the LOM.
•	17 year mine life based exclusively on a defined mineral reserve of 7.6 million tonnes, grading 8.9% zinc and 8.3% lead, with 128 g/t silver, including a defined Mineral Reserve in the Main Quartz Vein of 5.2 million tonnes, grading 9.4% zinc, 10.4% lead and 160 g/t silver.
•	Average annual production of 60,000 dmt of zinc concentrate and 55,000 dmt of lead concentrate containing 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver.
•	Pre-production capital cost is estimated to be $216 million of which $59 million will be incurred in year 1 and $157 million in year 2, with an additional contingency of $28 million.
•	Average LOM cash operating costs per tonne of ore mined (before transportation costs) are estimated at $165 per tonne.

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

Conclusions from Prefeasibility Study

In its conclusions, AMC considers the Prairie Creek Project to be viable based on the Mineral Reserves, mine plan, production and economic parameters set out in the 2016 PFS and recommends that Canadian Zinc proceed with the development of the Prairie Creek Project.

AMC also concluded that the development of the Prairie Creek Mine offers significant economic advantages to local communities and to the Northwest Territories. Its envisaged operation presents a unique opportunity to enhance the social and economic well-being of the surrounding communities. There will be approximately 220 direct full time jobs. In addition, there will be many indirect business and employment opportunities, related to transport, supply of the mine site and environmental monitoring and management.

Recommendations for Optimization

The 2016 PFS included a number of recommendations for further optimization and potentially enhanced economics identified in the 2016 PFS including:

•	Complete environmental assessment and permitting of the all season access road.
•	A front-end engineering and design phase to complete detailed engineering and issued for construction drawings to definitive feasibility study levels to obtain fixed pricing from construction contractors.
•	Additional mill studies to further optimize the mill circuit capacity to increase both ore throughput and metal recoveries.
•	Further metallurgical tests to optimize the process flowsheet, particularly reagent regimes, including variability tests on the samples from various mineralization zones and ore types.
•	Further study of on-site or off-site processes to reduce deleterious components of concentrates, thereby reducing smelter penalties.
•	Studies to optimize the mine operation by automation and adoption of advanced technology.
•	Additional underground paste backfill strength studies.
•	Additional hydrology studies to better design, size and cost water management facilities.
•	Early completion of site clearance construction, engineering and mine development programs to accelerate start-up times. This would include preliminary earthworks on the water storage pond, waste rock pile, building foundations, portal construction and upgrades of existing infrastructure in tandem with detailed engineering of new structures.

A number of these recommended programs are currently underway.

MOUs signed for Concentrate Production

As announced on March 3, 2016, Canadian Zinc has signed agreements with Korea Zinc and Boliden for the sale of zinc and lead concentrates to be produced at Canadian Zinc’s 100% owned Prairie Creek Mine. These offtake arrangements with two of the pre-eminent smelting companies in the world, confirming the marketability of Prairie Creek’s zinc and lead concentrates, represent a major step forward in the development of the Prairie Creek Mine and move Canadian Zinc closer to production.

Canadian Zinc has entered into a Memorandum of Understanding (“MOU”) with Korea Zinc Co., Ltd. (“Korea Zinc”) for the sale to Korea Zinc of approximately 20,000 to 30,000 wet metric tonnes of zinc sulphide concentrates, approximately 15,000 to 20,000 wet metric tonnes of lead sulphide concentrates and approximately 5,000 tonnes of lead oxide concentrates, per year, for a minimum period of five years from the date of startup of the Prairie Creek Mine, with exact annual quantiles to be mutually agreed.

Canadian Zinc has also entered into a Memorandum of Understanding with Boliden Commercial AB, (“Boliden”) for the sale to Boliden of a minimum of 20,000 dry metric tonnes and up to 40,000 dry metric tonnes of zinc sulphide concentrates, per year, for a minimum of five years from the start of regular deliveries, with exact annual quantities to be mutually agreed.

The MOUs with each of Korea Zinc and Boliden set out the good faith intentions of Canadian Zinc and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential. The MOUs reflect the understanding of the parties and constitute the basis for continued negotiation of definitive binding sales agreements which the Company expects to negotiate and conclude in parallel with concluding senior financing for the development of the Prairie Creek Mine.

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

Prairie Creek Permitting Update

In April 2014, the Company submitted an application to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all season use. The application has been undergoing environmental assessment before the Mackenzie Valley Review Board (“MVRB”) over the past three years.

Technical Sessions took place in Yellowknife from June 13, 2016 to June 16, 2016. The purpose of the Technical Session was for all parties and regulators to discuss issues face-to-face in order to gain a better understanding of the all season road project and its potential environmental impacts.

Additional Technical Sessions on cultural impacts were also held in the local communities of Nahanni Butte and Fort Simpson on July 4 and 5, 2016. The purpose of these sessions was to gather information from land and resource users in the two Dehcho communities about the potential impacts and to discuss possible mitigations for the proposed all season road.

The June Technical Sessions generated a list of commitments and undertakings. In July 2016, CZN completed a field work program along the road corridor to gather additional base line data on vegetation, wildlife and stream crossings that were deemed necessary to respond to some of the undertakings. On August 18, 2016, Canadian Zinc completed submitting its responses to the undertakings from the June Technical Session. Canadian Zinc was subsequently asked to submit some additional information and did so on September 6, 2016.

In September 2016, the Company received the second round of Information Requests from parties registered in the regulatory process. CZN submitted its responses to the second round of Information Requests in October 2016. This was followed by a Risk Assessment stage. After a number of submissions, the Risk Assessment Phase was deemed complete by the MVRB in early February 2017 and the Environmental Assessment process subsequently entered into the Hearing Phase.

As part of the preparatory process within the Hearing Phase various registered parties submitted Technical Reports on March 10, 2017 and CZN has until April 7, 2017 to file its responses to the Technical Reports. A revised draft work schedule was issued by the MVRB which indicates that community and public hearings will be held in Nahanni Butte and Fort Simpson during the week of April 24, 2017.

Newfoundland Properties

Canadian Zinc owns an extensive mineral land package in central Newfoundland that includes three large VMS projects, each with defined mineral deposits, which are being explored by Canadian Zinc.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Central Milling Facility Research Collaboration Project

In 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”), a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

The collaborative research program, partially funded by the Research & Development Corporation of Newfoundland and Labrador (“RDC”) through the GeoEXPLORE Industry-led program, initially examined seven VMS deposits located in central Newfoundland. Four of the deposits are held the Company (Lemarchant, Boomerang-Domino, Tulks East, and Long Lake) and three of the deposits are held by Buchans Minerals (Bobbys Pond, Daniels Pond and Tulks Hill). The seven deposits have demonstrated resources of various sizes and quality, are all located near the communities of Millertown and Buchans, NL and within trucking distance (30-90 km) of the recently closed Duck Pond Cu-Zn Mine. Individually at this time, the various deposits are not large enough to support stand-alone operations, but could potentially be developed with improving economic factors and by utilizing a central mill facility.

The research project was subsequently focused on four key NI43-101 compliant Zn-Pb-Cu-Ag-Au VMS deposits located on the south side of Red Indian Lake in the Victoria Lake district of central Newfoundland. Two of the deposits are held by Canadian Zinc (Lemarchant, Boomerang-Domino) and two of the deposits are held by BMC (Bobbys Pond, Daniels Pond). In June 2016, the research program was extended to include the Lundberg Cu-Pb-Zn-Ag deposit (100% held by Buchans).

The Lundberg deposit is a large, near-surface and potentially open-pitable resource located on the north side of Red Indian Lake near the town of Buchans, NL. The key rational to include the Lundberg deposit was to fully assess all the known deposits in the district and to determine if it could enhance the economics of a central milling facility and the future development of this region’s mineral resources. The additional tonnage contribution from the Lundberg deposit to a central milling facility could add considerably to its useful life.

Research Study Methodology

To evaluate the potential for centralized milling of some or all of these deposits, the study included bench scale testing for process development, preliminary mine plan development and using a conceptual economic model to assess the economics of various processing scenarios.

The bench scale test work was undertaken by Thibault & Associates Inc. of Fredericton, New Brunswick, to characterize each deposit with respect to dense media separation (“DMS”) and flotation for production of copper, lead and zinc concentrates. The use of DMS was considered as an opportunity to reduce transportation costs by rejecting waste at the mine site before trucking to the central milling facility. The bench scale flotation testing was completed in order to develop a common flotation flowsheet with flexibility for processing of the five different deposits involved, and improve grades, recoveries and operating costs defined by previous test programs.

The DMS and metallurgical test programs were followed-up by Thibault & Associates with a Process Simulation and Cost Assessment model (order of magnitude conceptual assessment) to evaluate and identify the key factors impacting the operating economics of a centralized processing concept for the production of the base metal concentrates from the five base metal deposits.

Canadian Zinc and Buchans provided preliminary mine plans, mining costs and operating costs for each of their respective deposits. Thibault & Associates Inc. combined the mining inputs with the process simulation and costing model to develop a conceptual economic model for the project, which was used to evaluate various process options. Multiple conceptual economic scenarios at three potential sites were developed to simulate the proposed centralized milling concept. The variables assessed included three potential mill sites, with or without DMS, new or used process equipment, mining rate, and processing feedstock composition for each deposit. Lundberg, being the largest but lowest grade deposit, was considered the main plant feed and Lemarchant, Boomerang, Daniels Pond and Bobbys Pond were treated as satellite deposits.

Highlights of Results of Research Program:

•	Pre-concentration of the samples by bench scale DMS testing (prior to flotation) was determined to be technically viable for the Lundberg deposit, Bobbys Pond samples and the semi-massive and stringer sulphide sample from the Lemarchant Footwall.
•	Metallurgical test results strongly support the development of a sequential flotation flowsheet for the processing of all five deposits using a centralized processing facility.
•	Bench scale flotation test programs indicated improved grade and recovery relationship for the production of copper, lead and zinc concentrates using a common sequential flotation flowsheet rather than a bulk flotation flowsheet.
•	Test results and METSIMTM metallurgical simulations confirm that selective zinc, lead and copper concentrates at marketable grades can be produced using a sequential flotation flowsheet.

•	The process simulation and cost assessment results (conceptual economic modeling) provided key information on which to base future studies and development plans, including the ongoing exploration programs that are critical to expanding the deposits and advancing the viability of developing the central Newfoundland deposits through a centralized milling facility.

The metallurgical research study demonstrated that the ore from the Company’s Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

The positive results of the research project provide valuable direction to guide future exploration on the Company’s central Newfoundland deposits and the conceptual economic modeling provided key information on which to focus future economic studies and development plans for advancing the development of these deposits through a centralized milling facility. It was recommended that further review of the satellite deposits should be undertaken to examine the potential to increase minable resource size, run of mine ore grades and mine production rates, and to evaluate alternative cost effective mining methods.

Central Newfoundland Exploration Work

Canadian Zinc undertook ground geophysical surveys including magnetics, gravity, electromagnetics (“EM”) and borehole EM on a number of high priority Cu-Pb-Zn-Ag-Au target areas on its South Tally Pond and Tulks South properties in the autumn of 2016.

This geophysical program at the South Tally Pond Project focused on the Lemarchant North, Spencers Pond and Lost Pond target areas with the aim of defining new drill targets. Magnetometer surveys were carried out in all three areas and merged with historical magnetic survey data where available. Plate modeling of the surface EM data outlined conductive trends in all three areas and identified new drill targets.

At Lemarchant North, the target area is immediately north of the Lemarchant deposit where the surface EM survey outlined a north trending, moderately east dipping conductor over a 600 metre strike length. The conductive trend is interpreted to be related to a near surface mudstone horizon based on several drillholes previously completed along the first 200 metre of the conductor, but which has not been drill tested over the entire conductor length.

At Spencers Pond, two near surface, parallel conductive trends that dip moderately to the northwest have been identified over a 600 metre strike length. Two shallow, historic drillholes were previously drilled in this area, one of which intersected pyritic, graphitic mudstone with a similar hydrothermal geochemical signature to that which overlies the Lemarchant deposit.

At Lost Pond, the surface EM survey outlined two conductive trends over an approximately 800 m strike length that dip moderately to the northwest. Three historic drillholes in the more northern of the two conductive trends intersected graphitic mudstones with similar hydrothermal geochemical signatures to that which overlie the Lemarchant deposit.

In February 2017, the Company initiated a winter drill program on the South Tally Pond property based on the magnetic and electromagnetic geophysical surveys completed in late 2016 which outlined the new drill targets in three priority areas. The 2017 winter drill program consists of up to 5,000 metres in 16 diamond drillholes and is designed to test for mineralized extensions to the Lemarchant massive sulphide deposit immediately along the strike and up-dip of the currently defined Lemarchant resource. Included in the planned drill program is initial drill testing of a newly defined EM target at the Spencers Pond prospect, located along strike, approximately 2 kilometres southwest of the Lemarchant deposit.

Between February 1 and March 7, 2017, the Company completed 2,247 metres of drilling in 9 drillholes (2,115 metres) and 2 drillhole extensions (312 metres) at the South Tally Pond property - Lemarchant deposit. The drilling to date has focused on extending the known mineralization on the Lemarchant deposit Main Zone. Assay results are pending. Drilling at Spencers Pond and several other south Lemarchant priority targets has been postponed due to the lack of freezing of the bogs/swamps which is required for direct, easy access to these targets. Access trails through wooded areas to these priority targets are being planned for the late spring/early summer.

Equity Financings in 2016

On July 7, 2016, the Company closed an underwritten public offering of common shares and flow-through shares through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and including Dundee Securities Ltd. (collectively, the "Underwriters").

The Company issued 34,135,000 common shares at a price of $0.25 per share for gross proceeds of $8,533,750 and 6,665,000 flow-through shares at a price of $0.25 per share for gross proceeds of $1,666,250. In total, the gross proceeds of the offering amounted to $10,200,000.

On December 14, 2016, the Company closed a non-brokered private placement of flow-through shares. The Company issued 6,666,664 common shares, which qualify as flow-through shares of the Company for purposes of the Income Tax Act (Canada), at a price of $0.30 per share, raising aggregate gross proceeds of $2,000,000.

The net proceeds from the sale of non-flow-through shares are being used to fund feasibility and development programs for the Prairie Creek Project, exploration programs at both the Prairie Creek Project and the Company’s Newfoundland properties, as well as for general working capital purposes.

The gross proceeds from the sale of flow-through shares issued in the public offering and the private placement are being used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that were renounced in favour of the purchasers with an effective date of December 31, 2016. The funds are being used to explore the Company’s Long Lake, Tulks South and South Tally Pond projects in central Newfoundland.

Metal Prices

After four years of general decline, base metal prices bounced off multi-year lows to post strong gains in 2016, driven by resilience in the global economy, investment speculation, supply disruptions and inventory depletion. Precious metals showed volatility rising in the first half of 2016 but declining in the second half to post only modest gains over the year. Nevertheless, the broad trend of improving commodity prices is prevailing and so far in 2017 both base metals and precious metals are continuing on an upward trend.

Zinc

Zinc has continued to be one of the strongest performing metals throughout 2016 and into 2017, rising from the US$0.70 per pound level at the end of 2015 to a high of US$1.30 per pound in the first part of 2017.

The price increase has been bolstered by output cuts by major producers. In addition to the closures of Lisheen and Century mines in 2016, Glencore announced additional production cuts of 500,000 tonnes of zinc concentrate in the third quarter of 2016. There is some concern that the increasing zinc price may lead to Glencore bringing some suspended production back on stream in the second half of 2017 but most industry analysts think this will be done gradually, without having a negative impact on the increasing zinc price trend.

Initial data compiled by the International Lead and Zinc Study Group (“ILZSG”) for the year 2016 show that global market for refined zinc metal recorded a deficit of 286kt. Inventories held in LME, Shanghai Futures Exchange and Chinese State Reserve Bureau (SRB) warehouses, together with those reported by producers, consumers and merchants decreased by 82kt to total 1384kt.

•	A substantial 43% decline in Australian zinc mine output was primarily a consequence of the closure of MMG’s Century mine at the end of 2015 and a reduction in output at a number of Glencore’s mines. Production was also significantly lower in Ireland, India and Peru. These reductions were offset by increases in Bolivia, Canada, China and the commissioning of new production in Eritrea. As a consequence, overall world mine production was at a similar level to that in 2015.
•	World output of refined zinc metal was also close to the total recorded in 2015 with increases in China and Korea being balanced by a significant fall in India and reductions in Argentina, Australia, Belgium, Finland, France, Japan, Mexico, Poland and the United States.

•	A rise in global usage of refined zinc metal of 3.6% was primarily driven by sharp increases in apparent demand in China and India. A fall in apparent usage in the United States of 12.4% was possibly affected by drawdowns in unreported stock levels. European demand was 0.3% lower.
•	Chinese imports of zinc contained in zinc concentrates in 2016 amounted to 817kt, a decrease of 40.5% compared to 2015. Net imports of refined zinc metal decreased by 9.8% to total 403kt.
•	Cash Settlement and Forward Three Month Prices on the LME averaged US$2095 and US$2102 per tonne, respectively during 2016, 8.6% and 8.4% higher than the average for 2015. The highest Cash Settlement Price of US$2907 was recorded on November 28, 2016 and the lowest of US$1453 on January 12, 2016.

Lower levels of zinc concentrates will have an impact on refined zinc metal production. Industry analysts have suggested that for the first time in many years there will be a deficit in zinc metal by the third quarter of 2017 putting additional upward pressure on zinc prices. Korea Zinc recently announced production cuts for this year because of concentrate shortage. Further evidence of lower concentrate supply has been the fall of spot and long-term treatment charges. According to Wood Mackenzie, zinc spot treatment charges fell from US$200 per tonne in 2015 to US$40 per tonne by the end of 2016, while industry analysts have suggested that benchmark treatment charges for 2017 could drop by 20% or US$50 per tonne.

Lead

Lead has also performed well in 2016, rising from US$0.75 per pound at the end of 2015 to US$0.95 per pound during the third quarter and continuing to stay in the US$0.90 to US$1.12 per pound range into early 2017, despite gradually increasing inventories for most of the year. The lead price has risen by over 14% since the end of 2016.

Preliminary data compiled by the ILZSG indicates that in 2016, supply exceeded demand by 11kt in the global market for refined lead metal. Over the same period inventories reported by the London Metal Exchange (LME), Shanghai Future Exchange (SHFE) and producers and consumers increased by 24kt totaling 478kt at the year end.

•	There was a sharp decrease in Australian lead mine output mainly as a consequence of the closure of the Century mine in 2015 and cutbacks in output at some Glencore operations. Production was also lower in India and Mexico. These reductions were partially balanced by a rise in China resulting in an overall global decline of 1.3%.
•	World refined lead metal production rose by 2.4%. This was mainly the result of an increase in output in Korea largely influenced by Korea Zinc’s commissioning of a new primary lead plant in Onsan in November 2015. Output was also higher in Australia, Kazakhstan and the United States.
•	Production of refined lead metal from secondary (recycled) raw material accounted for 58.1% of global output compared to 57.8% in 2015.
•	European demand for refined lead metal increased by a robust 8.7% driven mainly by rises in the Czech Republic, Italy, Poland, the Russian Federation and the United Kingdom. In the United States, usage rose by 3.6%. However, in China there was a decline in apparent demand of 1.5%. Overall global usage increased by 2.0%.
•	Chinese imports of lead contained in lead concentrates in 2016 fell by 26.3% compared to 2015 and amounted to 758kt. Of these imports 144kt were sourced from the United States, 123kt from the Russian Federation and 77kt from Peru.
•	Cash Settlement and Forward Three Month Prices on the LME averaged US$1872 and US$1878 per tonne, respectively during 2016, 5.0% and 4.7% higher than the average for 2015. The highest Cash Settlement Price of US$2466 was recorded on November 28, 2016 and the lowest of US$1597 on January 12, 2016.

Demand for lead continues to be driven by lead-acid batteries. According to Wood Mackenzie 85% of global lead demand is used to make batteries, mostly for automobiles, demand for which is growing in countries such as China, Brazil, Argentina and Russia. Higher quantities of lead are required for batteries used in increasingly popular stop-start cars (40% of the auto sales) produced by automakers to comply with stringent new emissions legislation. Multiple stops and starts mean more wear and tear, so the batteries used in these cars need to be heavier and stronger and require about 25% more lead.

Renewable technologies such as wind and solar power have created a need for suitable storage capacity and, large-scale industrial batteries, which use lead, are in increasing demand.

Silver

Uncertainty about the globally economy and investor anxiety continue to support gold and silver. The price of silver surged over 40% in the first half of the year and then retreated from a two-year high of over US$20 per ounce to approximately US$18 per ounce. The average price over 2016 was just over US$17 per ounce.

The silver market is expected to have been in an annual physical deficit of 52.2 million ounces in 2016, marking the fourth consecutive year in which the market has realized an annual physical shortfall, according to the Silver Institute Interim Silver Market Review.

Outlook

Canadian Zinc’s focus for 2017 will be to complete a Definitive Feasibility Study and seek the financing required to begin initial development of the Prairie Creek Project and advance the Mine towards production.

Building on the robust economics indicated by the 2016 Prefeasibility Study, opportunities for optimization that could yield further economic, operational and environmental benefits are being pursued as part of the DFS process. Some of the recommended mill capacity and metallurgical testing studies have been initiated, along with the ongoing environmental assessment and permitting of the proposed all season road.

The Company is well advanced in completing the DFS with a target completion date of June 30, 2017. This independent report co-authored by AMC and Ausenco will be used by the Company, with the assistance of HCF International Advisers, to seek senior debt financing. Several commercial banks have expressed indicative interest in providing project financing for the development and construction of the Prairie Creek Mine.

The all season road environmental assessment is nearing completion, and will be followed by the permitting process.

The metallurgical testing program on the central Newfoundland properties was successfully completed and will help to plan the 2017 exploration program. A winter drill program on the South Tally Pond property based on the magnetic and electromagnetic geophysical surveys completed in late 2016 is ongoing and a two-stage exploration program on selected targets will begin in the second quarter of 2017.

The long-term price environment for lead and zinc remains very positive and, supported by the completion of the DFS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

Selected Annual Financial Information

The following summary financial information has been derived from the consolidated financial statements of the Company.

	Year ended December 31,
	2016	2015	2014
Statement of Comprehensive Loss
Comprehensive loss	$(5,077)	$(8,262)	$(12,434)
Basic and diluted loss per share	(0.02)	(0.04)	(0.06)

Statement of Financial Position
Cash, cash equivalents and short-term investments	9,817	1,702	13,815
Marketable securities	-	936	450
Total assets	18,497	11,183	21,899
Total liabilities	2,598	2,276	4,854
Shareholders’ equity	15,899	8,907	17,045

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

Fourth Quarter

During the fourth quarter of 2016 the Company incurred a loss of $1,726,000 (Q4 2015 - $49,000) mainly due to increased exploration and evaluation costs; increased share-based compensation expenses; and decreased gains recorded on marketable securities. Exploration and evaluation expenses incurred in the fourth quarter of 2016 amounted to $786,000 (Q4 2015 - $486,000) as the Company continued permitting of the all season road for the Prairie Creek Project. Share-based compensation recorded in the fourth quarter of 2016 amounted to $458,000 compared to $77,000 in the comparable quarter. The Company also recorded a gain on marketable securities of $486,000 during the fourth quarter of 2015 with no comparable charge in 2016. A gain on changes in the decommissioning provision was $64,000 during the fourth quarter of 2016 compared to $246,000 in the fourth quarter of 2015.

Summary of Quarterly Results

(Unaudited)			Net Loss per Common
Quarter ended	Investment Income	Net Loss	Share – basic and diluted
December 31, 2016	$36	$(1,726)	$(0.01)
September 30, 2016	10	(1,708)	(0.01)
June 30, 2016	7	(866)	-
March 31, 2016	7	(777)	-
December 31, 2015	7	(49)	-
September 30, 2015	20	(1,778)	(0.01)
June 30, 2015	32	(2,613)	(0.01)
March 31, 2015	48	(3,822)	(0.02)

(prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company completed equity financings in the third and fourth quarters of 2016 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained low for all eight quarters.

The net losses reported in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The last two quarters of 2016 were affected by an increase to share-based compensation. The first three quarters of 2015 were affected by a loss in the fair market value of the Company’s marketable securities. The fourth quarter of 2015 was impacted by a gain on marketable securities and a gain on changes in the decommissioning provision.

Review of Financial Results

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 and other public disclosure documents of the Company.

For the year ended December 31, 2016, the Company reported a net loss and comprehensive loss of $5,077,000 compared to a net loss and comprehensive loss of $8,262,000 for the year ended December 31, 2015.

Included in the loss for the year ended December 31, 2016, were exploration and evaluation expenditures of $2,428,000 compared to $7,650,000 for the previous year and share-based compensation charges of $1,104,000 in the current year versus $124,000 in the comparable year. The net loss in the year ended December 31, 2015 included a gain of $486,000 on the Company’s marketable securities with no comparable gain or loss in the current year, as well as a gain on changes to the decommissioning provision of $246,000 compared to $64,000 in the current year.

Exploration and Evaluation Costs

For the year ended December 31, 2016, the Company expensed $1,857,000 on its exploration and evaluation programs at Prairie Creek compared to $7,317,000 for the year ended December 31, 2015. The Company was involved in the application of permits for an all season road in both years and was completing an underground diamond drilling program at Prairie Creek in the comparable year of 2015 with no comparable costs in the current year.

For the year ended December 31, 2016, the Company also expensed $571,000 on its exploration and evaluation properties in central Newfoundland compared to $333,000 for the comparative year. The Company began an exploration program in the last quarter of 2016 which will continue throughout 2017. In the final quarter of 2015 and continuing throughout 2016, the Company conducted a research program to complete physical and metallurgical studies on the Company’s mineral deposits in Newfoundland. This program was partially funded by the Research & Development Corporation of Newfoundland and Labrador.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2016 was $60,000 versus $107,000 for the comparative year. The decrease is attributable to the overall decrease in amounts available for investment during the current year versus the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $1,621,000 for the year ended December 31, 2016 compared to a similar amount of $1,740,000 for the comparative year.

Share-Based Compensation

Share-based compensation was $1,104,000 for the year ended December 31, 2016 versus $124,000 for the comparative year. The increase is due to the issuance of RSUs (in the amount of 1,900,000 in 2016 and 3,650,000 in 2015) to senior officers; the issuance of DSUs (in the amount of 376,034 in 2016 and 276,340 in 2015) to independent directors; and the issuance of stock options (in the amount of 5,200,000 in 2016 and nil in 2015) to directors, officers and employees. The RSUs granted are subject to a ten to 18 month vesting period and were assigned a fair value based on the share price at time of issuance with the fair value amortized over the vesting period. The DSUs, which are issued quarterly, are fully vested upon issuance and were assigned a fair value based on the five-day volume weighted average share price at time of issuance. The options granted in 2016 vest over two years and are assigned a fair value determined using the Black-Scholes option pricing model with assumptions specified in Note 11 of the Company’s financial statements.

Other Income (Expenses)

The Company reported a tax deduction recovery of $471,000 and a gain on marketable securities of $486,000 for the year ended December 31, 2015 with no comparable recoveries or gains in the current year.

Liquidity, Financial Condition and Capital Resources

At December 31, 2016, the Company had a positive working capital balance of $9,513,000 including cash and cash equivalents of $9,817,000 and short term investments of $28,000.

At December 31, 2015, the Company had cash and cash equivalents of $1,674,000, short term investments of $28,000, marketable securities of $936,000, and a positive working capital balance of $2,482,000.

Cash inflows from financing activities totaled $11,232,000 for the year ended December 31, 2016 versus $nil for the comparative year, due to the Company’s financing activities in the third and fourth quarters of 2016. Included in the total cash inflow, the Company received $142,000 for the issue of 406,200 common shares upon the exercise of warrants at an exercise price of $0.35 per common share during the year ended December 31, 2016 with no comparable activity in the previous year.

During the current year, the Company’s marketable securities were liquidated for cash of $936,000 with no purchase or sale occurring in the comparative year.

Accounts payable and accrued and other liabilities at December 31, 2016 were $801,000 compared to $451,000 as at December 31, 2015. The Company has no long term debt.

The Company has a history of losses with no operating revenue other than interest income, and has working capital of $9,513,000 as at December 31, 2016. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2016:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligation (1)	$762	$155	$458	$149	$-
Decommissioning provision (2)	2,728	-	-	-	2,728
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$4,240	$230	$608	$374	$3,028

(1) Represents obligations under operating leases for office space and equipment.

(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine. The liability is supported by a letter of credit deposited with the GNWT secured by a pledge of restricted cash.

(3) Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Financing - Use of Proceeds

During 2016, the Company completed an equity financing, which closed July 7, 2016, by way of a short form Prospectus for an underwritten public offering, raising gross proceeds of $10.2 million. The following table details how the net proceeds of the financing have been used up to December 31, 2016 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Feasibility and Development Programs	$5,642	$790
Definitive Feasibility Study Report	1,110	-
Exploration Programs	1,110	806
General and Administrative	1,387	949
Total	$9,249	$2,545

(Unaudited, thousands of Canadian dollars)

Outstanding Share Data

As at the date of this MD&A, the Company has 266,111,543 common shares issued and outstanding. In addition, there are outstanding stock options, share units and warrants for a further 5,850,000, 6,011,404 and 16,734,000 common shares respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

Transactions Between Related Parties

During the year ended December 31, 2016, the Company incurred rent expense in the amount of $24,000 (2015 - $24,000 and 2014 - $24,000) with Buchans Minerals Corporation (“Buchans”) a corporation in which the Chairman of the Company John F. Kearney serves as a director and chairman and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. There was not an amount owing to related parties and included in accounts payable and accrued and other liabilities at December 31, 2016 nor was there an amount recorded at the end of the previous year.

The Company recorded a net receivable of $10,000 at December 31, 2016 due from Buchans representing payments made on behalf of Buchans for work undertaken associated with a grant receivable from the Research and Development Corporation of Newfoundland and Labrador.

These transactions were within the normal course of business, are measured at fair value and have been recorded at amounts agreed to by the transacting parties. Management believes these transactions were undertaken at market rates under the same or similar terms and conditions as comparable transactions with non-related parties.

During the year ended December 31, 2016, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $650,000 (2015 - $690,000 and 2014 - $850,000) and share-based compensation with officers and directors in the amount of $986,000 (2015 - $124,000 and 2014 - $2,000).

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

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2015 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2036. The discounted decommissioning provision is discounted using a risk free rate of 2.21% (December 31, 2015 – 2.03%).

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 17 years. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities. The water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure expected decommissioning liabilities.

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

Impairment of long-lived assets

The carrying value of property, plant and equipment at December 31, 2016 was $710,000 (December 31, 2015 - $777,000) and for exploration and evaluation assets was $5,398,000 (December 31, 2015 - $5,398,000).

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

As at December 31, 2016, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

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

The following table reflects the Company’s categories of financial instruments as at the specified date:

		December 31, 2016	December 31, 2015
Cash and cash equivalents	FVTPL	$9,817	$1,674
Short-term investments	FVTPL	28	28
Marketable securities (1)	FVTPL	-	936
Other receivables	Loans and receivables	199	54
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Other financial liabilities	(328)	(298)
Accrued and other liabilities	Other financial liabilities	(473)	(153)
(1)	Classified under Level 3 fair value hierarchy

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2016, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2016, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $40,000. The Company does not have any debt obligations which expose it to interest rate risk.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The carrying value of these financial assets at December 31, 2016 is $11,920,000 (December 31, 2015 - $4,713,000). At December 31, 2016, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. As at December 31, 2016, the Company had positive working capital of $9,513,000 (December 31, 2015 - $2,482,000).

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

As required under National Instrument 52-109 and based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2016, and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, as at December 31, 2016, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2016.

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

KPMG LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements for the year ended December 31, 2016, and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2016.

Risk Factors

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s most recent Annual Information Form (on Form 20-F) as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2016, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

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

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. The environmental assessment of the Company’s application for a permit for an all-season road has been ongoing for almost three years and is not yet complete. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

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

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000 with the enactment of the Mackenzie Valley Resource Management Act (“MVRMA”). In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and formally embarked on a review of environmental regulatory systems throughout the North.

In May 2010, the Federal Government announced an Action Plan to improve northern regulatory regimes, which anticipated changes to the current legislative framework and regulatory processes. This process, which included negotiations with the Government of the Northwest Territories and various Aboriginal Governments in the context of NWT devolution, led to several changes to the MVRMA, including creation of the Superboard, the effect of which would be to collapse the functions of the Wek’eezhii Land and Water Board (WLWB), the Sahtu Land and Water Board, and the Gwich’in Land and Water Board into one single land and water board, or “Superboard” - the Mackenzie Valley Land and Water Board.

Creation of the Mackenzie Valley “Superboard” was contemplated in the amendments to the MVRMA contained in the Northwest Territories Devolution Act 2014. The Superboard legislation was to take effect on April 1, 2015. The Tlicho Government objected on the grounds that the Tlicho Agreement expressly requires the establishment of the WLWB. The Tlicho further said that they were not consulted on the amendments. Canada maintained that the legislation is necessary to increase efficiency in the regulatory process. As a result of this disagreement, the Tlicho Government commenced an action against the Federal Government in May 2014, seeking among other things a declaration that Superboard legislation is unconstitutional, as well as an injunction preventing the Superboard legislation from taking effect until the constitutionality of the Superboard can be determined. The Supreme Court of the Northwest Territories granted an injunction to the Tlicho Government suspending the implementation of the “Superboard” legislation and the Federal Government appealed the decision. In December 2015, the new Liberal Government announced the suspension of the appeal. It is expected that the new Liberal Government will introduce legislation further amending the MVRMA to remove the “Superboard” and re-establish the original regional water boards.

On April 1, 2014, The Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (GNWT) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the Mackenzie Valley Resource Management Act, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

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

In 2016, the Government of Canada announced the introduction of a national pan-Canadian framework that includes a national floor price on carbon which, if implemented, will increase the cost of power supply to the Company’s projects. Canadian provinces and territories will be given until 2018 to implement a carbon pricing policy, starting with a minimum price of $10 per tonne in 2018, increasing $10 per year to $50 per tonne by 2022.

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

There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business.

The development of the Prairie Creek Mine will require substantial additional financing. The 2016 Preliminary Feasibility Study estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $216 million, plus a contingency of $28 million for a total of $244 million. Working capital required upon commencement of production is estimated to be $30 million plus a contingency of $6 million for a total of $36 million.

Supported by the results of the 2016 Preliminary Feasibility Study, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production. However, the ability to raise financing is impacted by conditions beyond the control of the Company, including depressed commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector. There are no assurances that the Company will continue to be able to obtain such financing on a timely basis or on acceptable terms.

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

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty, which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

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

Information Technology Systems Disruption

The Company relies on information technology systems and networks in the operation of its business. The Company could be materially and adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents, or may be compromised by natural disasters or defects in software or hardware systems. The consequences of the Company’s information technology systems being compromised include material and adverse impacts on the Company’s financial condition, operations, production, and reputation.

Global Climate Change

Extreme weather events (such as increased frequency or intensity of storms, increased snow pack, or unusually warm or shorter winter seasons) have the potential to disrupt operations at the Company’s projects. Extended disruption to road access due to extreme weather could delay or increase the cost of construction of the Company’s projects, or otherwise adversely affect the Company’s business.

History of Losses and No Assurance of Profitable Operations

The Company has incurred cumulative losses since inception of $114,592,000 through December 31, 2016, which includes $78,508,000 of exploration and development expenditures on the Prairie Creek Property and $4,167,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

As of December 31, 2016, there were 266,111,543 common shares outstanding. As of December 31, 2016, the Company had 5,850,000 share purchase options and 16,734,000 warrants outstanding allowing the holders to purchase 22,584,000 common shares. Directors and officers of the Company hold 3,850,000 of these share purchase options; contractors and employees of the Company hold 2,000,000 share purchase options; and third-party entities hold 16,734,000 share purchase warrants. In addition, 6,011,404 share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and officers of the company hold 5,111,404 of these share units with the balance being held by contractors and employees of the Company.

As of the date of the MD&A, there were 266,111,543 common shares outstanding and the Company had 5,850,000 share purchase options, 16,734,000 warrants and 6,011,404 share units outstanding. The exercise or payout of all of the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

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

Exhibit Number	Description of Document
1.1	Notice of Articles (of Incorporation) (1)
1.2	Articles (Bylaws) (2)
4.1	Form of Option Commitment (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan. (3)
4.2	Form of Option Commitment (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan. (4)
4.3	Employment Agreement between the Company and Alan Taylor dated January 1, 2010. (5)
4.4	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011. (6)
4.5	2012 Fixed Stock Option Plan. (7)
4.6	Deferred Share Unit Plan. (8)
4.7	Restricted Share Unit Plan. (9)
4.8	Warrant Indenture dated as July 31, 2014. (10)
4.9	Base Metal and Precious Metal Net Smelter Returns Royalties Agreement dated May 31, 2013. (11)
4.10	Arrangement Agreement among the Company, Messina Minerals Inc. and 0980829 B.C. Ltd. Dated as of October 21, 2013. (12)
4.11	Underwriting Agreement dated July 15, 2014. (13)
4.12	Underwriting Agreement dated June 16, 2016 as amended and restated as of June 28, 2016
4.13	Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report – Amended and Restated. (14)
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as exhibit 1.A to the Company’s 20-F annual report filed on July 26, 2005.
(2)	Previously filed as exhibit 1.B to the Company’s 20-F annual report filed on July 26, 2005.
(3)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 11, 2008.
(4)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on May 27, 2009.
(5)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on May 13, 2010.
(6)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on May 2, 2011.
(7)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 30, 2015.
(8)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on April 30, 2015.
(9)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on April 30, 2015.
(10)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on April 30, 2015.
(11)	Previously filed as exhibit 4.9 to the Company’s 20-F annual report filed on April 30, 2015.
(12)	Previously filed as exhibit 4.10 to the Company’s 20-F annual report filed on April 30, 2015.
(13)	Previously filed as exhibit 4.11 to the Company’s 20-F annual report filed on April 30, 2015.
(14)	Previously filed as exhibit 4.12 to the Company’s Amended 20-F annual report filed on October 3, 2016.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 21st day of March, 2017.

CANADIAN ZINC CORPORATION

“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director