Form 20-F
period 2017-12-31
CANADIAN ZINC CORP
filed 2018-03-29
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2017: 266,111,543 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17       ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

2

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto, as at December 31, 2017, 2016, 2015, 2014 and 2013. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future. The selected financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects”, and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2017	2016	2015	2014	2013
Amounts in accordance with IFRS:
Net loss	$(11,074)	$(5,077)	$(8,262)	$(12,434)	$(6,911)
Basic and diluted loss per share	(0.04)	(0.02)	(0.04)	(0.06)	(0.04)
Total assets	21,565	18,497	11,183	21,899	19,272
Net assets	5,667	15,899	8,907	17,045	15,685
Share capital	114,618	114,618	104,028	104,028	91,823
Reserves	16,715	15,873	14,394	14,270	12,681
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	266,111,543	238,480,985	218,047,709	192,465,968	166,539,368
Number of common shares outstanding	266,111,543	266,111,543	218,047,709	218,047,709	172,828,575

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period), and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2013 to December 31, 2017 were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Years ended December 31
	2017	2016	2015	2014	2013
High	0.8245	0.7972	0.8527	0.9422	1.0164
Low	0.7276	0.6854	0.7148	0.8589	0.9348
Average	0.7708	0.7548	0.7820	0.9027	0.9670
End of Period	0.7971	0.7448	0.7225	0.8620	0.9402

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN)
	Monthly
	September ‘17	October ‘17	November ‘17	December ‘17	January ‘18	February ‘18
High	0.8245	0.8018	0.7885	0.7971	0.8135	0.8138
Low	0.8013	0.7756	0.7759	0.7760	0.7978	0.7807

The exchange rate on March 27, 2018 was 0.7771.

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

Financing and Going Concern

At December 31, 2017, the Company had a positive working capital balance of $11,791,000 including cash and cash equivalents of $12,979,000 and short-term investments of $31,000.

On December 22, 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Fund VI L.P. (“RCF VI”) pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan will mature on January 31, 2019. The Project Bridge Loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

Canadian Zinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business.

Canadian Zinc does not currently generate any cash flow from its operationsand will need to generate additional financial resources to fund its corporate administration costs and working capital, to refinance or renew the loan payable when it becomes due in January 2019, and to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production.

The development of the Prairie Creek Mine will require substantial additional financing. The 2017 Feasibility Study estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $253 million, plus a contingency of $26 million for a total of $279 million. Working capital required upon commencement of production is estimated to be $36 million.

Supported by the results of the 2017 Feasibility Study, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production. The Company is currently evaluating various opportunities and seeking additional sources of financing. The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI remain in discussions regarding RCF VI’s further participation in future project financings. However, the ability to raise financing may be impacted by conditions beyond the control of the Company, including future projections of commodity prices, uncertainty in the capital markets and the lack of investor interest in the resource sector.

The ability of the Company to continue as a going concern and to carry out its planned business objectives, including the successful development of the Company’s Prairie Creek property will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will continue to be able to obtain additional financial resources or that such additional financing will be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will be successful in obtaining the required financing and/or achieve positive cash flows or profitability. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

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

The environmental assessment of the Company’s application for a permit for an All Season Road which was ongoing for almost four years was completed in September 2017. The Mackenzie Valley Environmental Impact Review Board (“MVRB” or “Review Board”) concluded that an environmental impact review of this proposed development is not necessary and that the proposed All Season Road Project should proceed to the regulatory phase. The Environmental Assessment Report has been forwarded to the Federal Minister of Crown-Indigenous Relations and Northern Affairs, with a recommendation that the development be approved, subject to the measures described in the Report.

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations on January 19, 2018, Indian and Northern Affairs Canada (“INAC”) provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups.

The issue of the information requests, pursuant to subsection 130 (4.06) of the Mackenzie Valley Resource Management Act, has the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report of Environmental Assessment. The time limit, extended by an additional two months, will resume only after the Company has provided an adequate response to the information sought.

Following approval by the Minister, the regulatory phase, conducted by the Mackenzie Valley Land and Water Board (the “Water Board”) with input from territorial and federal agencies, is the next permitting stage in which the road permit is issued by the Water Board.

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

In May 2010 the Federal Government announced an Action Plan to improve northern regulatory regimes, which anticipated changes to the current legislative framework and regulatory processes. This process, which included negotiations with the Government of the Northwest Territories and various Aboriginal Governments in the context of NWT devolution, led to several changes to the MVRMA, including creation of the Superboard, the effect of which would be to collapse the functions of the Wek’eezhii Land and Water Board (“WLWB”), the Sahtu Land and Water Board, and the Gwich’in Land and Water Board into one single land and water board, or “Superboard” - the Mackenzie Valley Land and Water Board.

Creation of the Mackenzie Valley “Superboard” was contemplated in the amendments to the MVRMA contained in the Northwest Territories Devolution Act 2014, The Superboard legislation was to take effect on April 1, 2015. The Tlicho Government objected on the grounds that the Tlicho Agreement expressly requires the establishment of the WLWB. The Tlicho further said that they were not consulted on the amendments. Canada maintained that the legislation is necessary to increase efficiency in the regulatory process. As a result of this disagreement, the Tlicho Government commenced an action against the Federal Government in May 2014, seeking among other things a declaration that Superboard legislation is unconstitutional, as well as an injunction preventing the Superboard legislation from taking effect until the constitutionality of the Superboard can be determined. The Supreme Court of the Northwest Territories granted an injunction to the Tlicho Government suspending the implementation of the “Superboard” legislation and the Federal Government appealed the decision. In December 2015 the new Liberal Government announced the suspension of the appeal. It is expected that the Liberal Government will introduce legislation further amending the MVRMA to remove the “Superboard” and re-establish the original regional water boards.

On April 1, 2014, The Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (“GNWT”) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the Mackenzie Valley Resource Management Act, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

A key feature of devolution was the establishment of an Intergovernmental Council which was established by the Northwest Territories Intergovernmental Agreement on Lands and Resources Management signed between the Government of the Northwest Territories (GNWT), Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council and the Tłįchǫ Government as part of the Devolution Agreement which came into effect on April 1, 2014. The Intergovernmental Agreement allows for other Aboriginal organizations to become a party and the GNWT is continuing discussions with the Dehcho First Nations and the Akaitcho Territory Dene First Nations about signing onto the Devolution Agreement and becoming members of the Council.

The Intergovernmental Council allows the public and Aboriginal governments to cooperate and collaborate on matters related to lands and resource management and provides an opportunity for northern leaders to cooperate on land and resource management across jurisdictions, while respecting the autonomy and authority of each government over its own lands. The goal of the Intergovernmental Council is to work together to explore ways to coordinate their respective land and resource management practices, share capacity, and avoid duplication.

The Intergovernmental Agreement provided at section 5.1 that “The duties of the Council are to … (c) address legislative requirements for benefit agreement requirements relating to resource development”. As per the approved Intergovernmental Council’s Terms of Reference, working groups may be established by the Council to address specific tasks or issues. The working groups are advisory and accountable to the Intergovernmental Council and do not have any decision-making authority. One such working group is the Impact Benefit Plans Working Group. The Impact Benefit Plans Working Group will undertake research to identify and assess potential options for the establishment of legislative requirements: a) for proponents who intend to undertake resource development activities in the NWT to enter into negotiations for benefit agreements with the affected Aboriginal groups and to conclude impact benefit agreements with affected Aboriginal groups; and b) for government to negotiate and conclude benefit agreements (e.g. socio-economic agreement) with affected Aboriginal groups.

As part of devolution the Government of the Northwest Territories also entered into the Northwest Territories Intergovernmental Resource Revenue Sharing Agreement with the Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council, and Tłįchǫ Government. The Resource Revenue Sharing agreement sets out terms and conditions for the sharing of resource revenues from public lands in the NWT among the GNWT and Aboriginal government signatories to the Devolution Agreement. The GNWT has committed to share up to 25% of its resource revenues with these Aboriginal governments.

The Government of the Northwest Territories (GNWT) is developing a new NWT Mineral Resources Act (MRA) intended to meet the unique needs of the NWT; increase investment in the exploration and mining sector; promote a sustainable and diversified economy; respect the rights and traditions of Indigenous peoples; protect the natural environment; provide benefits from mineral resources to the NWT; and enhance public geoscience knowledge of the NWT. The GNWT is considering making it a legal requirement under the proposed Mineral Resources Act for proponents who intend to undertake resource development activities in the NWT to enter into impact benefit agreements with affected Aboriginal groups.

Canadian Zinc is not able to predict future government actions or determine the impact, if any, on its business or operations if the Dehcho First Nations sign on to the Devolution Agreement and becoming members of the Intergovernmental Council, or if the proposed NWT Minerals Resources Act is enacted. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

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

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations on January 19, 2018, Indian and Northern Affairs Canada provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups.

INAC has requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

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

In 2012, Environment Canada initiated a 10-year review process of the Metal Mining Effluent Regulations. Environment Canada proposes to establish BATEA based (best available technology economically achievable) effluent limits as a means to promote continuous improvement in the sector. On May 13, 2017, the proposed Regulations Amending the Metal Mining Effluent Regulations, were published in Canada Gazette Part 1. The proposed Amendments would impose more stringent limits for arsenic, copper, cyanide, lead, nickel, and zinc, as well as introduce limits for un-ionized ammonia. Several amendments are proposed to improve the efficiency of the environmental effects monitoring performance measurement and evaluation requirements. The proposed Amendments would require that mine effluent not be acutely lethal to Daphnia magna whereby a first acute lethality failure for Daphnia magna would not result in a loss of the authority to deposit, while subsequent failures would. The proposed Amendments would come into force on the day on which they are registered, which is expected to take place in 2018.

In February 2018, the Government of Canada tabled Bills C-68 and C-69 in Parliament that if enacted will replace the Canadian Environmental Assessment Act 2012 with an Impact Assessment Act and amend the Fisheries Act and the Navigation Protection Act (becoming the Canadian Navigable Waters Act). Although the Canadian Environmental Assessment Act does not impact the Prairie Creek Project, as the legislative and regulatory framework and regulations in the Mackenzie Valley are governed by the Mackenzie Valley Resource Management Act, the proposed new legislation is reflective of current federal government policies and may lead to changes in the Mackenzie Valley Resource Management Act. The key changes proposed to the environmental and regulatory system include shifting from environmental assessment to impact assessment which would look at all of a project’s impacts, including environmental, health, social and economic impacts. The proposed legislation is intended to provide more transparency and certainty that decisions would be based on robust science, evidence and Indigenous traditional knowledge, more and earlier opportunities for meaningful participation by Indigenous peoples and more Indigenous leadership of and partnership in project review.

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

Disclosure Controls and Procedures

The Company is subject to Canadian regulations regarding internal controls over financial reporting and and there are no assurances that the Company will be able to continue to comply with these heightened regulatory requirements.

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Canadian National Instrument 52-109, which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s inability to satisfy the requirements Canadian regulatory requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply Canadian regulatory requirement for disclosure controls and procedures.

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

Climate Change

Experience in recent years would indicate that Winter seasons in the north of Canada have been getting somewhat shorter and a little warmer. The Company identified some climate change risks from reliance on a winter-only access road and with a large volume of concentrates to transport out from, and supplies to bring in to, the Prairie Creek mine site, so the decision was taken to propose construction and operation of an All Season Road. Constructing and operating the All Season Road could be impacted by potential climate change. Natural thaw of discontinuous permafrost could lead to soil instability and potentially slope failures and ongoing road maintenance may be required to address zones of thaw and settlement, as well as local soil movement or erosion.

Extreme weather events (such as increased frequency or intensity of storms, increased snow pack, or unusually warm or shorter winter seasons) have the potential to disrupt operations at the Company’s projects. Extended disruption to road access due to extreme weather could delay or increase the cost of construction or operation of the Company’s projects, or otherwise adversely affect the Company’s business.

History of Losses and No Assurance of Profitable Operations

The Company has a history of losses and no assurance of profitable operations.

The Company has incurred cumulative losses since inception of $125,666,000 through December 31, 2017, which includes $84,050,000 of exploration and development expenditures on the Prairie Creek Property and $7,348,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

The exercise of outstanding options and warrants would lead to dilution of current shareholders.

As of December 31, 2017, there were 266,111,543 common shares outstanding. As of December 31, 2017, the Company had 5,200,000 share purchase options and 2,448,000 warrants outstanding allowing the holders to purchase 7,648,000 common shares. Directors and officers of the Company hold 3,750,000 of these share purchase options, contractors and employees of the Company hold 1,450,000 share purchase options and third-party entities hold 2,448,000 share purchase warrants. In addition, 6,673,844 restricted or deferred share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and officers of the company hold 5,773,844 of these share units with the balance being held by contractors and employees of the Company.

As of March 28, 2018, there were 266,111,543 common shares outstanding and the Company had 5,200,000 share purchase options, 2,448,000 warrants and 8,973,844 share units outstanding. The exercise or payout of all of the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

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

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. shareholders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

The Prairie Creek Mine contains NI 43-101 Proven and Probable Reserves of 8.1 million tonnes grading 8.6% Zn; 8.1% Pb and 124 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15-year mine life.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

The environmental assessment of the Company’s permit application for use of the mine access road on an all season basis was completed by the Review Board and a Report of Environmental Assessment and Reasons for Decision was submitted to the Minister of Crown-Indigenous Relations and Northern Affairs in September 2017 with a recommendation that the project be approved.

The 2017 Feasibility Study (“2017 FS”) was completed in September (Technical Report filed on SEDAR October 31, 2017). The results of the 2017 FS indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 (“2016 PFS”) and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

The 2017 FS indicates a higher mining rate with a 25% increase in mill throughput and lower operating costs with only a moderate increase in capital costs as compared to previous studies. The mine life of 15 years results in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the life of the mine and pre-tax Net Present Value (“NPV”) of $344 million, using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base cse metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19.00 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00.

The 2017 FS indicates average annual production over the first 10 years of 64,800 tonnes of zinc concentrate and 71,600 tonnes of lead concentrate containing a total of 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver in both zinc and lead concentrates. Pre-production capital costs, including provision for a new All Season Road, are estimated at $279 million, including contingency, with payback of less than five years.

The development of the Prairie Creek Mine will offer significant economic advantages on a wider scale. There is broad support among Aboriginal organizations and communities in the Dehcho region for the direct benefit and economic stimulus that the mine would bring to this region of the Northwest Territories. The envisaged operation of the Prairie Creek Mine presents a significant opportunity for potential enhancement of the social and economic well-being of the surrounding communities.

The 2017 FS estimates that during construction there will be approximately 211 jobs, and during operations approximately 330 direct full-time jobs over the life of the mine. In addition, the Prairie Creek Project offers other potential indirect business and employment opportunities, related to transport, supply of the mine site and environmental management and monitoring.

Using the completed 2017 FS, the Company is working with HCF International Advisers (“HCF”) as financial advisers to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine.

The 2017 FS contemplated commencement of project construction with a winter road in early 2018 and with mill start-up projected for August 2020. The mine construction and start-up schedule are significantly influenced by the seasonal weather conditions in the Northwest Territories and without a winter road in 2018 a revised project schedule has now been compiled with a three-year pre-production and construction period and a production start-up target date of August 2021.

Specific programs aimed at further de-risking the Prairie Creek project are planned for 2018, including detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations, initial site/underground preparation and procurement of long-lead-time items. The second year of the project schedule, supported by a winter road in early 2019, will include camp and mill refurbishment, geotechnical programs leading to further design of the All Season Road, underground development from existing workings and construction of key surface infrastructure items. Construction of the All Season Road is now planned to commence from a winter road in early 2020 and continue throughout 2020 and into 2021, in parallel with continuous and ongoing site construction and mine development, leading to commissioning/plant start-up in early 2021, with the target of achieving commercial production in August 2021.

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

During 2017, the Company conducted drill programs on the South Tally Pond and Tulks South projects totaling 24,693 metres in 89 drillholes.

At South Tally Pond, 56 drillholes and 3 drillhole extensions totaling 15,264 metres were completed at the Lemarchant deposit. This included 11 drillholes for 2,842 metres at the Lemarchant North and South target areas. In addition, a thirteen-hole program totaling 3,559 metres was completed to test the Lost Pond prospect and a three-hole program totaling 909 metres was completed to test the Lake Ambrose West prospect. At Tulks South, 14 drillholes totaling 4,961 metres were drilled to expand the Boomerang-Domino deposit and test three priority target areas located up to 2.0 km along strike of the Boomerang-Domino deposit.

The 2017 drill programs in central Newfoundland were successful, and considered very encouraging, in that the drilling extended the Lemarchant deposit mineralization up-dip and along strike, and drilling at the Boomerang-Domino deposit extended the mineralization up-dip.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans or Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Three Year History

Throughout the years 2015, 2016 and 2017, the Company’s principal focus has been on its efforts to advance the Prairie Creek Project towards completion of development and subsequent production.

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

In 2015, Canadian Zinc carried out an underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drillholes. The drill program was completed in July 2015.

The results of the 2015 underground exploration drilling program are considered very positive, with all holes intercepting the Massive Quartz Vein (“MQV”) structure and/or Stockwork mineralization, with some excellent grades and widths. The objectives of testing for new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category were both achieved.

Following completion of the 2015 underground exploration program a new mineral resource estimate was completed by AMC in September 2015, which demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories.

•	Total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag.

•	Total Inferred Resource tonnages remained relatively unchanged with an increase in Stockwork replacing upgraded Main Quartz Vein resource.

The September 2015 Prairie Creek mineral resource estimate was completed by AMC [Gregory Z. Mosher P.Geo., Qualified Persons as defined by NI 43-101]. AMC also completed the previous mineral resource estimates in 2012 and March 2015.

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

2016 Preliminary Feasibility Study

In March 2016, the 2016 PFS was completed by AMC and Tetra Tech Inc. A new Technical Report entitled Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report with an effective date of March 31, 2016 was compiled in accordance with NI 43-101, subsequently amended and restated on September 30, 2016, to disclose the results of the 2016 PFS and was filed on SEDAR and EDGAR.

Definitive Feasibility Study

Discussions held with financial institutions throughout 2016, confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Project would be enhanced by a Definitive Feasibility Study (“DFS”).

In January 2017, the Company engaged AMC and Ausenco Engineering Canada Inc. (“Ausenco”) to complete a DFS to support the debt financing of the Project. This comprehensive study was designed to address all geological, engineering, operating, economic, environmental and other relevant factors in the required detail to serve as the basis and support for a financial institution to finance the development of the Project to production.

AMC, an industry leader in mine engineering services and support for large-scale development projects and operating mines, was previously involved in the 2016 PFS for the Prairie Creek Mine. AMC was tasked with further detailing the underground aspects of the proposed operation including further optimization of the mineplan, and definiition of the associated operating and capital costs to a DFS level.

Ausenco is a diversified engineering and project management company providing services to the global resource and energy sectors. The Company has built its business and reputation for delivering new and better ways to add value to client’s projects, and in some of the world’s most challenging environments. Ausenco has engineering services based in the Vancouver area, has the relevant experience and expertise, including northern design and project execution at brownfield sites, required to prepare a project execution plan that defines the approach to constructing the Prairie Creek Project. Ausenco was assigned responsibility for all the physical areas of the surface facilities and for contributions to the overall DFS and NI 43-101 report including the process plant and buildings and all surface infrastructure and ancillaries.

Ausenco assessed all surface infrastructure needs to bring the Project into operation and undertake project development/execution planning services for the Prairie Creek Mine and optimized the project development plan to be used to advance the project to production.

Ausenco completed required engineering utilizing a cost-effective project design methodology to support the development of a high-level project execution plan which focused on making the best possible use of existing infrastructure and construction materials on site so as to provide a lower cost or faster time-frame to production for the project. This included the development of a contracting and procurement strategy for further stages of work, which aligns with the project execution schedule and served to support the capital cost estimate and identified execution risks and opportunities. The plan was developed with the objective of converting it to an Engineering Procurement and Construction Management (“EPCM”) contract at the appropriate time.

The 2017 FS was completed in September and supersedes the 2016 PFS. A new Technical Report entitled “Prairie Creek Property Feasibility Study NI 43-101 Technical Report” effective September 28, 2017, which provides the results of the 2017 FS, was prepared by AMC, with contributions by Ausenco, Global Mineral Resource Services Ltd., Allnorth Consultants Limited and F. Wright Consulting Inc., was filed on SEDAR and EDGAR on October 31, 2017 and supersedes the March 31, 2016 Technical Report (subsequently amended and restated September 30, 2016).

The results of the 2017 FS indicated notable improvements compared to the 2016 PFS and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

AMC concludes that the Prairie Creek Mine is shown to be a viable project, based on the mineral reserves, mine plan, production and economic parameters determined within the 2017 FS.

AMC recommends that Canadian Zinc advance the Project to the next stage, which will include; detailed design and planning of the required services, construction of the All Season Road, refurbishment of the mill, ordering the long-lead equipment for power generation, portal refurbishment, access widening, and development of ramp declines in preparation for ore production and processing.

The 2017 FS contemplates commencement of project construction in early 2018, with mill start-up projected for August 2020, following a two-year pre-production period during which detailed engineering, mill and camp refurbishment, underground development from existing workings, and construction of key surface infrastructure items, including the All Season Road, will take place.

Feasibility Study Highlights

Optimization work completed as part of the 2017 FS has led to improvements, compared with the plan contained in the 2016 PFS, in many aspects of the Prairie Creek Mine with only a modest increase in the capital cost. Among these are:

•	Increased mining rate (+18.5% to 1,600 tonnes per day).
•	Increased mill throughput after DMS processing (+25% to 1,200 tonnes per day).
•	Lower operating cost (-2.6% to $223 per tonne mined, including transport).
•	Increased Mineral Reserve tonnage (+6.2% to 8.1 million tonnes).

The 2017 FS Mine Plan covers a 15-year Life of Mine (“LOM”) from mill start-up with a particular focus on optimizing the LOM grade profile. During the first 10 years of production, the expanded mill throughput results in the following as compared to the 2016 PFS:

•	Higher average annual metal production (zinc 95M lbs. and lead 105M lbs.).
•	Average annual total contained lead in both zinc and lead concentrates is 105 million pounds per year, an increase of 23 million pounds, while the average annual production of silver is also increased 25% to 2.1 million ounces per year.
•	Average annual total contained zinc in both zinc and lead concentrates increased by approximately 7% from 82 million pounds to 88 million pounds per year.

The 2017 FS indicates many financial improvements from the 2016 PFS:

•	Cumulative net revenue over the life of the mine increased by $325 million to $3 billion and cumulative undiscounted cash flow, pre-tax, up $190 million to $900 million, an increase of over 30%, at base case metal prices of zinc=US$1.10/lb., lead=US$1.00/lb., and silver=US$19.00/oz.
•	The pre-tax NPV, discounted at 8%, increased 21% to $344 million, with an IRR of 23.8%, while the NPV post-tax and royalties, discounted at 8%, increased 22% to $188 million, with an IRR of 18.4%.

•	Capital cost increased by $35 million (14%) to $279 million, including contingency, primarily because of the expansion in mine and mill throughput and accelerated mine development.
•	The post-tax payback period was reduced by five months to 4.6 years from mill start-up.

Highlights of the 2017 FS

Mine and Mill Parameters		Concentrates
		Type	10 yr W. Avg. Tonnes	Average Grade	Payability
Total ore mined (million tonnes)	8.07	Zinc concentrate	64,800	Zinc: 59%	Zinc: 85%
Mining rate (tonnes/day)	1,600			Silver: 136 g/t3	Silver: 70%
Milling rate (tonnes/day) post-DMS	1,200	Lead concentrate	71,600	Lead: 62%	Lead: 95%
LOM (years)	15			Silver: 800 g/t	Silver: 95%

Mine and Mill Statistics
Metal	10 yr Ore Grade (Weighted Average)	Ore Grade LOM (Weighted Avg.)	Mill Recoveries LOM (Weighted Average)	10 yr Average Annual Contained Metal
Zinc	8.50%	8.70%	83%	95M lbs[4]
Lead	9.30%	8.10%	88%	105M lbs[4]
Silver	139 g/t	124 g/t	87%	2.1M oz4
Project Assumptions Base Case
Zinc price	US$1.10/lb	Treatment Charges	Exchange Rate	$1.25CDN:$1.00US
Lead price	US$1.00/lb	US$172/tonne Zn Con	Discount Rate	8%
Silver price	US$19.00/oz	US$130/tonne Pb Con

Operating and Capital Costs
Operating Costs[2]	LOM $/t ore mined	Capital Costs	$M
Mining	58	Pre-production capital	253
Processing	47	Contingency	26
Site Services	19	Total Pre-production Capital	279
G&A	30	Sustaining Capital	117
Total On-site Costs	154	Working Capital	36
Transportation[1]	69
Total Operating Costs[2]	223
[1] Includes truck, rail, handling and ocean shipping		[3] Subject to a deduction of 3 oz. per tonne of concentrate
[2] Does not include treatment, refining charges, royalty		[4] Total metal contained in both lead and zinc concentrates

Economic Results (LOM)	Pre-tax	Post-tax
Cash Flow Undiscounted ($M)	899	562
NPV @ 8% ($M)	344	188
NPV @ 5% ($M)	497	291
IRR (%)	23.8	18.4
Payback period (years from first revenue)	4.4	4.6
Average annual EBITDA ($M)	81

Financial Analysis Summary

The 2017 FS indicates a base case Pre-Tax NPV of $344 million using an 8% discount rate, with an IRR of 23.8% and a post-tax NPV of $188 million with a post-tax IRR of 18.4%. The Base Case metal price assumptions used in the model are: Zn US$1.10/lb., Pb US$1.00/lb., Ag US$19.00/oz., with a foreign exchange rate of CA$1.25=US$1.00.

The pre-tax and post-tax net present values, at 5% and 8% discount rates, and internal rates of return, are illustrated in the table below, at a Canadian/US dollar exchange rate of CA$1.25=US$1.00, except where noted. The table also demonstrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian/US dollar exchange rate.

Economic Sensitivities of the Prairie Creek Project

Metal Prices				Pre-Tax				Post-Tax [1]
Zinc/Lead US$/lb		Silver US$/oz		Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80		17.00		139	10	(39)	5.5	75	(29)	(68)	3.3
0.90		18.00		452	211	120	14.4	282	109	43	10.6
1.10/1.00		19.00		899	497	344	23.8	562	291	188	18.4
1.20/1.00		19.00		1,033	582	410	26.2	644	344	230	20.4
1.10		20.00		1,077	614	437	27.3	671	364	247	21.3
1.20		21.00		1,390	815	596	32.7	863	489	346	25.7
1.30		22.00		1,703	1,017	755	37.7	1,053	612	444	29.8
1.10/1.00	[2]	19.00	[2]	1,208	696	501	29.5	752	416	287	23.1
1.20/1.00	[2]	19.00	[2]	1,355	789	574	31.9	842	473	332	25.0

1.	Post-tax results include all taxes, royalties, aboriginal participation costs and the Sandstorm 1.2% NSR.
2.	Foreign exchange assumed to be CA$1.375:US$1.00 on these lines.

Using the base case metal prices and exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV 8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

During the first 10 full years of concentrate production the 2017 FS forecasts average annual production of approximately 65,000 tonnes of zinc concentrate and 72,000 tonnes of lead concentrate, containing an average of approximately 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver.

The 2017 FS indicates average annual EBITDA during the first 10 full years of $111 million per year and cumulative EBITDA of $1,294 million over the projected LOM of 15 years, using base case metal price forecasts.

The Economic Model used in the 2017 FS has been prepared assuming average blended indicative treatment charges of US$172 per tonne for zinc sulphide concentrates and US$130 per tonne for lead concentrates, both substantially higher than the current spot treatment charges, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm per tonne of concentrate.

Key Variances Between 2017 FS and 2016 PFS

	2017 FS Base	2016 PFS	Variance
Economic Valuations
Pre-Tax NPV (CAD $M)	344.5	284.3	60.2
Pre-Tax IRR (%)	23.8	22.5	1.3
Pre-Tax Payback Period (years)	4.4	4.0	0.4
Post-Tax NPV (CAD $M)	188.3	154.8	33.5
Post-Tax IRR (%)	18.4	17.9	0.5
Post-Tax Payback Period (years)	4.6	5.0	(0.4)

Key Assumptions Base Case
Discount rate (%)	8.0	8.0	-
Lead (US$/lb)	1.00	1.00	-
Silver (US$/oz)	19.00	19.00	-
Zinc (US$/lb)	1.10	1.00	0.10
Lead treatment charge - $/tonne	130.00	195.00	(65.00)
Zinc treatment charge - $/tonne	172.00	212.00	(40.00)
Exchange rate (US$/CAD$)	1.25	1.25	-

Life of Mine Inputs and Outputs (CAD $M)
Capital expenditures	278.9	243.6	35.3
Sustaining capital costs	117.0	70.4	46.6
Gross revenue	3,977.9	3,733.3	244.6
Smelter costs	886.9	968.2	(81.3)
Net revenue	3,091.0	2,765.1	325.9
Operating costs including transportation	1,796.6	1,740.7	55.9
Pre-tax cash flow	898.5	710.4	188.1
Taxes and royalties	336.1	279.4	56.7
Net project cash flow after-tax and royalties	562.4	431.0	131.4
Working capital	36.1	32.8	3.3

Life of Mine Production Statistics
Ore Mined - kt	8,071.5	7,603.6	467.9
Lead con - dmkt	924.2	865.9	58.3
Zinc con - dmkt	975.4	957.9	17.5

Life of Mine Metrics (CAD $/tonne ore/ average)
Gross revenue	492.83	490.99	1.84
Mining costs	58.23	78.58	(20.35)
Milling and processing	46.76	40.75	6.01
General and administrative	30.32	22.58	7.74
Site services	18.55	21.96	(3.41)
Total operating costs	153.86	163.87	(10.01)
Transportation costs	68.73	65.05	3.68
Smelter costs	109.88	127.34	(17.46)
Operating profit	160.36	134.73	25.63
Taxes and royalties	41.64	36.75	4.89
Income before depreciation and amortization	118.72	97.98	20.74

Pre-production Capital Costs, including provision for construction of a new All Season Road, are estimated at $253 million, with a contingency of $26 million for a total of $279 million, and with post-tax payback of 4.6 years from commencement of concentrate production.

The $35 million increase in Pre-production capital costs compared to the 2016 PFS is largely attributable to a longer construction period, earlier mine dewatering, earlier and larger ramp and mine development, new paste stockpile building, additional mill equipment, extended mill building for lead oxide circuit, with EPCM and other timing differences.

The $46 million increase in sustaining capital costs is largely attributable to increased mine development, purchase of contractor handover mining equipment, maintenance of All Season Road and timing differences.

Operational Differences Between 2017 FS and 2016 PFS

Discipline	Detail	2017 FS	2016 PFS
MINING	Mineral Reserve (t)	8,071,463	7,603,590
	Underground development (m)	52,012	49,362
	Mine dewatering	Dewatering starts prior to mining	Dewatering as mining progresses
	Access to sulphide ore	Higher sulphide in early feed	Higher oxide in early feed
	Annual Rate (t/yr)	584,000	470,000
	LOM (years)	14.5	16.0
PROCESSING	Milling rate (post-DMS) tpd	1,200	960
	Nominal Rate DMS Plant (t/h)	67	58
	Process grinding	80% passing 156 µm	80% passing 80 µm
	Pb flotation	Grind/regrind mill	Grind mill
	Total LOM Concentrate Production (dmt)	1,899,544	1,823,787
SUPPORT	Energy supply	LNG/diesel	Diesel
SERVICES	Power Running Load (MW)	6.5	5.3
	Power Scheme	Turnkey	Build/operate
	Power cost ($/kWh)	0.25	0.21
	Construction Schedule (years)	2.5	3.0
TRANSPORT	Transport Logistics	20t containers site to port	Bulk truck, transfer to rail
	Load-out facilities	Containers and small facility	Bagging and large warehouse
	Permitting	EA approved from MVRB	EA in process
	Road Construction schedule (years)	2.5	3.0

Mineral Reserve Estimate

The 2017 FS has a new Mineral Reserve estimate of 8.1 million tonnes of Proven and Probable Reserves at a combined grade of 16.75% Pb and Zn plus 124 g/t Ag, which represents a 6% increase in Reserve tonnage compared to the 2016 PFS.

The increase is due to marginally lower Zinc equivalent cutoff grades, reflecting the final 2016 PFS operating cost estimate, a small increase in projected Zn prices and further optimization of the stoping design. The 2017 Mineral Reserves have slightly lower average metal grades than those estimated in the 2016 PFS, but increased overall metal content. The estimation of Mineral Reserves by AMC is shown below.

August 2017 Mineral Reserves, Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	ZnEq (%)
Main Quartz Vein (MQV)	Proven	1,524,171	161.43	8.90	10.22	26.84
	Probable	4,190,187	144.76	9.96	8.20	25.70
	Total	5,714,358	149.21	9.67	8.74	26.00
Stockwork (STK)	Proven	188,173	108.19	4.84	11.56	21.22
	Probable	1,188,366	63.81	3.54	6.86	13.46
	Total	1,376,539	69.88	3.72	7.50	14.52
Stratabound (SMS)	Proven	-	-	-	-	-
	Probable	980,566	54.90	5.06	9.64	17.97
	Total	980,566	54.90	5.06	9.64	17.97
TOTAL	Proven	1,712,344	155.58	8.45	10.36	26.22
	Probable	6,359,119	115.78	8.00	8.17	22.22
	Total	8,071,463	124.22	8.10	8.64	23.07

The Mineral Reserves are as of August 02, 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping, 11% ZnEq for mechanized drift-and-fill, an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of $1.00/lb, recovery of 75% and payable of 85%; a lead metal price of $1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of $18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for drift-and-fill are assumed.

The August 2017 Prairie Creek Mineral Reserve estimate was prepared by H. A. Smith, P. Eng., Qualified Person, as defined by NI 43-101 of AMC Mining Consultants (Canada) Ltd.

These Mineral Reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15 year mine life.

Mining

The Prairie Creek Mine will be an underground operation, based primarily on the MQV and mining an average of 1,600 tonnes per day over a 15-year mine life. During full production, approximately 584,000 tonnes of ore per year will be mined.

Adits were previously driven on three levels: the 970m level, the 930m level and the 883m level, totalling approximately 5 km of underground workings. Access for mining will be through an enlarged 883 m level portal and adit with secondary access through the 930m level. The 970m level penetrates the topmost limits of the MQV only and is not part of the current mine plan. As mining progresses to depth, ore from the MQV will be supplemented by ore from the deeper Stratabound Massive Sulphide (“SMS”) deposit, both deposits being accessed by a common ramp development.

Mining will be by longhole open stoping (“LHOS”) with paste backfill. Mechanized drift-and-fill will be used for the SMS ore, also with paste fill. The plan and objective is to use 100% of flotation tailings as backfill.

Ground conditions in existing development underground are good and the existing workings have stood unsupported for thirty years with minimal bolting.

The new mine plan envisages slashing out of some of the existing development to establish two spiral ramps to access deeper levels. The new mine plan targets higher grade sulphide areas since these blocks have the best recovery return. The existing 883 mL adit will be enlarged to 5 x 5 m; two ramps will be driven downward from this level and one upward to access the MQV and SMS ores. Drifts will be driven on the MQV north and south from the ramp access points to the strike limits of the ore body. Stoping will begin at the ore limits and retreat to the ramp access points. Pre-production development is expected to take approximately 18 months, before stope ore becomes available as mill feed. This work will be performed by a contractor. On completion of the contracted scope of work, CZN will have the options of taking over the work itself or continuing with contract mining.

When in full production, it is estimated that the mine will produce up to 120 L/s of water. The majority of this water will be collected through pre-drainage boreholes and pumped to surface, avoiding contamination. All water discharged from the mine will either be sent to the mill as process water, pumped into the existing impoundment pond, which will be modified into a two-cell water storage pond, or directly treated in a new water treatment plant.

Power Generation Plan

The 2017 FS incorporates a non-binding indicative proposal from Northwest Territories Power Corporation to supply turnkey type power generation utilizing four new 2.77 MW dual fuel LNG/diesel powered generator units that will provide power and heat for the site.

It is proposed to utilize a turnkey type power generation as proposed by Northwest Territories Power Corporation. This proposal utilizes four new 2.77 MW dual fuel LNG/diesel powered generator units that will provide power and heat for the site. The power generator units will be located within the existing Mill powerhouse. Maximum power running load for the site is estimated at 6.4 MW. These generators will be outfitted with heat recovery systems to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities and mine air. Heat for underground and accommodations will be generated by LNG based furnaces.

Processing

The Prairie Creek plant is planned to process the run-of-mine (“ROM”) ore produced from the underground mine. More and better information concerning the characteristics of the ore obtained from studies conducted over the past two years has enabled the design of an enhanced mine plan, which will supply optimal feed to the process plant and provide better predictability of quantity and quality of concentrate products. The daily operating throughput will be approximately 1,600 tpd to a Dense Media Separation (“DMS”) facility, at the front end of the mill. The DMS product will be fed to the grinding and flotation circuit at a feed rate is 1,200 tpd. The proposed process flowsheet for the Prairie Creek Project will include:

•	Two stages of crushing to reduce the ROM ore to 100% passing 16 mm.
•	DMS on the coarse fraction of the crushed ore to reject gangue minerals.
•	One stage of grinding on the pre-concentrated ore to 80% passing 156 µm.
•	Lead sulphide flotation producing a lead sulphide concentrate.
•	Zinc sulphide flotation producing a zinc sulphide concentrate.
•	Lead oxide flotation producing a lead oxide concentrate.
•	Concentrate dewatering and load-out systems.
•	Tailings dewatering and paste backfill preparation systems.

Metallurgical tests from the MQV and SMS and recent tests completed on STK material indicated the three types of mineralization can be commingled during processing without significantly affecting their metallurgical performances.

Waste Management Plan

Tailings from the mill will be placed permanently underground as paste backfill, produced in a new paste backfill plant, and augmented by DMS reject material in the event of any volume shortfall. The majority of DMS reject and mine development material will be placed in a newly created Waste Rock Pile facility.

Concentrate Production

The Prairie Creek Mine will produce three types of concentrates: zinc sulphide, lead sulphide and lead oxide. During the first 10 years of operation, the Prairie Creek Mine will have an average annual production of 64,800 tonnes of zinc concentrate grading 59% zinc and 139 g/t silver and 71,600 tonnes of blended lead concentrates grading 62% lead and 800 g/t silver.

Access Road Construction and Transportation Plan

The Mackenzie Valley Environmental Impact Review Board recently recommended approval of the Prairie Creek All Season Road, subject to implementation of various measures, many of which build on Canadian Zinc’s commitments.

An All Season Road has the following benefits, offset by an increased capital cost:

•	Decrease working inventory
•	Ensure more timely delivery of product and consistent supply of materials
•	Lower logistical risk of transporting concentrate and supplies
•	Requires a smaller trucking fleet throughout the year
•	Allows the use of alternative energy sources such as Liquid Natural Gas (LNG)

The concentrates will be transported in enclosed haul trucks via the mine access road and Liard Highway. The road will utilize an ice bridge in winter and a barge in summer to cross the Liard River. Upon reaching the Liard Highway, concentrates will be trucked to the railhead at Fort Nelson and transported by rail to the port of Vancouver for shipment to smelters overseas. A staging area will be established at the junction of the mine access road and the Liard Highway. A loading area will be constructed at the railhead in Fort Nelson. Inbound freight will be trucked as backhaul over the same route.

Construction of site infrastructure will be initially serviced via a winter road. During operations concentrates will be trucked out and supplies delivered over the All Season Road.

Capital Cost Estimates

The general breakdown of the Pre-Production Capital Cost estimate for the Prairie Creek Project is indicated in the following table:

Capital Cost Estimate – Prairie Creek Mine

	Project Year
Description (Costs in $M)	1	2	3	Total Cost
Mine development	2.6	13.6	21.5	37.7
Site preparation	4.3	12.5	2.6	19.4
Mill process plant	9.0	18.9	3.2	31.1
Paste tailings plant and process	2.9	16.6	3.4	22.9
Indirects including EPCM	10.9	7.8	5.1	23.8
Other site infrastructure	6.7	7.7	1.5	15.9
All season road	13.0	41.6	13.9	68.5
Owner’s costs	6.8	15.3	11.5	33.6
Total (excluding contingency)	56.2	134.0	62.7	252.9
Contingency	5.5	12.3	8.2	26.0
Total Pre-Production Capital	61.7	146.3	70.9	278.9

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and has been estimated at a total of $252.9 million, excluding contingency, and $278.9 million including a contingency of $26.0 million.

Based on the proposals received, several capital items will be supplied on a lease-to-purchase basis, including the accommodation camp, paste plant, flotation cells and thickeners. The lease costs of such items incurred during the pre-production period are included in Pre-production Capital costs, and lease costs incurred after production start-up are included in Sustaining Capital costs.

Contingency for the process plant and site infrastructure portion was estimated using a Monte Carlo simulation model with an overall contingency of 13.2% based on 80% confidence level. Mine development costs are largely based on contractor quotes for the detailed scope of work, but with an overall 13.0% contingency allowance. The All Season Road estimation used an overall contingency of 8.0% and owner’s costs were assigned a contingency factor of 10.0%. The overall project contingency is 10.3%.

Sustaining capital over the life of the mine has been estimated at $117 million and relates largely to ongoing mine development as the mine is expanded to deeper levels, ongoing maintenance of the All Season Road and includes leasing costs of capital items in the amount of $11 million. Working capital required to fund the first six months of mill production has been estimated at $36 million and includes the full operating cost of mining and processing operations.

Operating Cost Estimates

The breakdown of the Operating Cost Estimate for the Prairie Creek Mine, on a Canadian dollar per tonne mined basis, is shown in the following table.

Operating Cost Estimate – Prairie Creek Mine

Total Operating Cost	($/t mined)
Mining	58.23
Milling/Processing	46.76
General and Administrative	30.32
Site Services	18.55
Sub-total	153.86
Transportation[1]	68.73
Total	222.59

1. Includes truck/rail/handling/shipping

Mining operating costs for the first two years of operation are largely based on contractor quotes. Operating cost estimates for mining beyond the contractor period have been developed from first principles and using direct supplier quotes.

The mining contractor quotes for the first two years of operation, based on a detailed scope of work and schedule, provide a high level of confidence in the estimated mining costs. The indicative proposal from the Northwest Territories Power Corporation to supply turnkey type power generation provides further support in the key area of power costs.

Project Execution

The 2017 FS contemplated commencement of project construction in early 2018, with the first year of the project schedule comprising detailed on-site and off-site engineering design and initial site/portal preparation, including the completion of permitting and design of the All Season Road with the second year including procurement of long-lead-time items and further preparation of the site, followed by continuous site construction and mine development to production. Mobilization will initially be by winter road or airlift, concurrent with construction of the All Season Road, with subsequent shipments of concentrates and production supplies on the All Season Road. Target start-up for commencement of commercial production/milling operations at Prairie Creek mine was scheduled in the 2017 FS for August 1, 2020, with commissioning of the mill taking place over three months prior to this date.

Recommendations

The principal recommendations in the 2017 Feasibility Study relate to further detailed studies and engineering associated with the design and operation of the future mine and, at the same time, initiating a path to production of mine construction that will lead to achieving a target mill production startup of August 2020.

Ausenco recommendations to be completed during the execution phase of the project that could improve the project economics; include:

•	Detailed engineering and issue for construction drawings to support the procurement and construction of the process plant and site infrastructure.
•	Early works site activities including removal of existing generators from the power house, repair of the mill roof, initial work on the Water Storage Pond and Waste Rock Pile, site clearance of derelict buildings, equipment and scrap material.
•	Further investigation of the utilization of LNG (liquefied natural gas) and excess heat from generators for heating of buildings and underground mine.
•	Investigate the utilization of second hand construction equipment and mobile equipment for operations.

Project Financing Initiatives

HCF, a leading independent corporate finance advisory firm based in London, UK and focused on the global natural resources and infrastructure sectors, was appointed to advise the Company with regard to securing debt financing for the Prairie Creek Project at the beginning of 2017.

In consultation with the Company, HCF prepared a three-staged approach to source and negotiate debt financing for the Prairie Creek Mine. The preliminary stage, which is now completed, included development of a funding strategy, preparation of a new financial model which was incorporated into the 2017 Feasibility Study; and conducting preliminary market soundings of potential lenders. The second stage, now underway, involves formal engagement with potentially interested parties and thereafter the third stage will involve negotiation and finalization of financing documentation.

HCF was fully involved in the preparation of the 2017 Feasibility Study and is using the Study to support the negotiation of debt financing agreements with major financial institutions. It is anticipated that up to 70% of the currently estimated $279 million of capital required to complete the Project could be supported by debt financing.

The financing for the Prairie Creek Project was initiated in December 2017 with a project bridge loan of US$10 million. On December 22, 2017, the Company entered into a financing agreement with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million which will be used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team.

The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the assets of the Company and contains customary affirmative and negative covenants and events of default.

Concurrently with entering into the Project Bridge Loan agreement, the Company also entered into an Investor Agreement with RCF VI which contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

RCF VI and Canadian Zinc remain in discussions regarding RCF VI’s further participation in future project financings, (including any project development facility), which participation may be subject to receipt of shareholder approval if required by any regulatory authority and approval of the Toronto Stock Exchange, and certain other conditions.

Sandstorm Gold Ltd., which provides financing to mining companies through stream and royalty agreements, currently holds a 1.2% NSR on the Prairie Creek Mine which it purchased in 2013 for US$10 million. In addition, as part of the Royalty Agreement, Sandstorm has a right of first refusal to purchase any metal stream based on production from the Prairie Creel property that Canadian Zinc may decide to sell to finance part of the capital cost to develop the Prairie Creek Mine. In connection with the Project Bridge Loan and the Royalty Agreement, Sandstorm and RCF VI have agreed to enter into an Inter-Creditor Agreement reflecting certain agreed intercreditor principles.

Permitting at Prairie Creek

On December 8, 2011, the Review Board issued its Report of Environmental Assessment and Reasons for Decision (the “EA Report”) for the Company’s proposed Prairie Creek Mine in which it concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern; that an environmental impact review of this proposed development is not necessary; and that the proposed Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Water Board.

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

In April 2014, Canadian Zinc made application to the MVLWB and Parks Canada for permits to construct, maintain and operate an All Season Road from the Mine to the Liard Highway. The MVLWB referred the applications to the MVRB in May 2014 for environmental assessment. In June 2014, the Company presented its Developer’s scoping document to local communities and organizations. In September 2014, the MVRB issued the final Terms of Reference and the Company submitted the Developer’s Assessment Report to the MVRB in April 2015.

Development of the All Season Road will enable the transportation of concentrates, outbound, and supplies, inbound, spread throughout the year. The road will also have the potential to reduce energy costs and enable the use of more environmentally friendly alternative energy sources, as local gas fields in the Northwest Territories would be a source of LNG which has the potential to reduce reliance on diesel fuel, and thereby further reduce environmental impacts.

The All Season Road will also have environmental and safety benefits as with the trucking spread out over the year, there would be less traffic volume and avoiding possible congestion in winter, which will lower the risk of accidents or spills. The road could also provide the opportunity to promote tourism in the area and thus create additional, long-term economic benefits for the region.

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

In September 2017, the Review Board recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s Prairie Creek All Season Road Project for the Prairie Creek Mine and submitted the Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommended the approval of the Prairie Creek All Season Road be made subject to implementation of the measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

The full text of the Report of Environmental Assessment and Reasons for Decision (331 pages plus appendices), together with all proceedings, transcripts, technical reports and detailed information on the environmental assessment of the Prairie Creek Mine All Season Road EA1415- 01[2014] are available on the website registry of the Review Board at http://reviewboard.ca/registry/project.php?project_id=680, under the file of Canadian Zinc Corporation.

In its Report, the Review Board has prescribed mitigation measures, many of which build on Canadian Zinc’s commitments made during the EA, intended to mitigate the potential adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment. Some of the Review Board measures also include requirements that Canadian Zinc negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

During the summer of 2017, three separate field programs relating to the All Season Road were completed. The programs were part of the Company’s further commitments to the route assessment made during the environmental assessment process and included center-line survey location for the road route and additional baseline environmental studies including, bird, wildlife and vegetation studies. The helicopter supported programs were carried out from bases at both the mine site and at the community of Nahanni Butte.

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018 to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations, on January 19, 2018, INAC provided Canadian Zinc with certain information requests identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully consult with potentially impacted Indigenous groups.

INAC has requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

Canadian Zinc is cooperating with the request from INAC and is engaging with Indigenous groups to discuss the implementation of various measures recommended by the Review Board, the sharing and incorporation of Dene traditional knowledge and values into project design and the inclusion of the Indigenous groups in environmental and wildlife monitoring of the All Season Road.

The issue of the information requests, pursuant to subsection 130 (4.06) of the Mackenzie Valley Resource Management Act, has the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report of Environmental Assessment. The time limit, extended by an additional two months, will resume only after the Company has provided an adequate response to the information requested.

Canadian Zinc had expected that implementation of the measures which had been recommended by the Review Board would be addressed and resolved during the permitting phase with the Water Board and Parks Canada, as in previous applications; however, INAC has indicated that the Responsible Ministers require these issue clarified at this stage and not deferred to post-environmental assessment processes. As such, the engagement requested is not an unexpected requirement but rather one brought forward to the current stage of the process.

Once the environmental assessment report is approved by the Minister, the permitting process enters into the regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, in which road permits are issued by the Water Board and by Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report.

The proposed All Season Road follows the general alignment of the already permitted winter road, while locally adjusting the route to accommodate for terrain, site characteristics, and road specifications more suitable and preferred for an All Season Road. The road from the mine to kilometre 37.4 is permitted for all season use but needs upgrading along this section, including minor realignments and new watercourse crossings.

Canadian Zinc plans to construct the road over a period of three years. Prior to construction activities, the Company plans to conduct geotechnical field investigations leading to detailed road design plans and award construction contracts. The plan is to build a winter road in the first winter season to support road construction activities. The first winter road will also be used for transporting equipment, materials and diesel fuel to site for mine construction.

Development of the All Season Road will enable the transportation of concentrates, outbound, and supplies, inbound, spread throughout the year reducing the need for a large inventory of supplies on site. The All Season Road will also have environmental and safety benefits as with the trucking spread out over the year, there would be less traffic volume and avoiding possible congestion in winter, which will lower the risk of accidents or spills. The road will also have the potential to reduce energy costs and enable the use of more environmentally friendly alternative energy sources, as local gas fields in the Northwest Territories could be a source of LNG which has the potential to reduce reliance on diesel fuel, and thereby further reduce environmental impacts.

Other Permitting Activities

The Company has made application to the Mackenzie Valley Land and Water Board for a number of amendments to existing Licences and Land Use Permits. Four applications are currently underway awaiting decision by MVLWB:

•	Amendment to Water Licence MV2008L2-0002 to extend the term of the Licence for the life of Mine.
•	Amendment to Water Licence MV2001L2-0003 to amend the Zinc compliance levels to reflect the levels prescribed in the federal Metal Mining Effluent Regulations.
•	Extension for two years to Winter Road LUP MV2012F0007, which had an original term which expired January 2018.
•	Request for clarification of use of the alignment of All Season Road, where it deviates from the winter road alignment, under Winter Road LUP MV2012F0007 submitted at the same time with the application for the two year extension.

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

On December 5, 2017 Glencore Canada Corporation and Ontario Teachers' Pension Plan announced the formation of BaseCore Metals LP, a 50:50 joint venture limited partnership focused on base metals streams and royalties. Under the agreements for BaseCore Metals, Glencore contributed a portfolio of selected existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines, as well as 2% NSR royalties on Canadian Zinc’s Tulks South, South Tally and Long Lake properties in Newfoundland.

In 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”), formerly, a wholly owned subsidiary of Minco Plc (AIM: MIO), whereby the two Companies shared research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The intent and objective of the research was to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept was based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

The collaborative research program, was partially funded by the Research & Development Corporation of Newfoundland and Labrador (“RDC”) through the GeoEXPLORE Industry-led program.

The metallurgical test program, completed by Thibault & Associates Inc. of Fredericton, New Brunswick, demonstrated that the ore from the Company’s Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

The positive results of the research project provide valuable direction to guide future exploration on the Company’s central Newfoundland deposits and the conceptual economic modeling provided key information on which to focus future economic studies and development plans for advancing the development of these deposits through a centralized milling facility.

In 2017, the Company resumed its diamond drilling exploration programs at the South Tally Pond and Tulks South projects. The drilling at South Tally Pond project was designed to continue to test for mineralized extensions to the Lemarchant deposit and initial drill testing of three high priority base metal prospects located in the Lemarchant area, including Lost Pond, Spencers Pond and Lake Ambrose West. Drilling at Tulks South was aimed at expanding the Boomerang-Domino deposit and testing three priority target areas within the horizon that hosts the Boomerang-Domino deposit, up to 2.0 km along strike of the deposit.

During 2017, the Company completed 15,264 metres of drilling in 56 drillholes and 3 drillhole extensions over three drilling campaigns at the Lemarchant deposit. The 2017 drill program focused on the expansion of the Lemarchant deposit’s two mineralized zones, the Main Zone and Northwest Zone, and to test several priority geophysical targets located to the immediate south and north of the Lemarchant deposit.

The 2017 drilling intersected significant extensions of base metal massive sulphide mineralization, both up-dip and immediately along strike of the currently defined Lemarchant Main Zone. The Lemarchant Main Zone massive sulphide mineralization now extends an additional 80 metres up-dip and over a 250-metre strike length (from sections 100+75N to 103+25N). The vertical depths of the mineralized drill intercepts range from 120 to 170 metres. Drilling at the Lemarchant Northwest Zone, located 250 metres northwest of the Main Zone extended the mineralization along strike by up to 50 metres to the north and south.

Canadian Zinc has engaged Mercator Geological Services Limited (“Mercator”) of Dartmouth, Nova Scotia, to complete an updated NI 43-101 Mineral Resource Estimate of the Lemarchant deposit. The updated Mineral Resource Estimate is scheduled to be completed in the second quarter of 2018.

During 2017, the Company completed 4,981 metres of drilling in 14 drillholes at the Boomerang-Domino massive sulphide deposit and at three priority target areas located up to 2.0 km along strike of the Boomerang-Domino deposit.

Drilling at the Boomerang-Domino deposit (6 holes, 1,709 metres) successfully extended the Boomerang base metal mineralization up-dip by 50 metres in one drillhole. The remaining drillholes intersected up to 1 metre thick massive pyrite intervals with weak to anomalous base metals along the projected Boomerang horizon.

Drilling along strike of the Boomerang Domino deposit at the Zinc Zone (3 holes, 1,291 metres), Telephone Hill (3 holes, 1,131 metres), and Hurricane prospects (2 holes, 836 metres) intersected variable altered, favorable felsic volcanic footwall stratigraphy with local, weakly anomalous base metal mineralization.

Financing Activity

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

The net proceeds from the sale of non-flow-through shares were used to fund feasibility and development programs for the Prairie Creek Project, exploration programs at both the Prairie Creek Project and the Company’s Newfoundland properties, as well as for general working capital purposes.

The gross proceeds from the sale of flow-through shares issued in the public offering and the private placement were used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that were renounced in favour of the purchasers with an effective date of December 31, 2016. The funds were used to explore the Company’s Long Lake, Tulks South and South Tally Pond projects in central Newfoundland.

The Company undertook no equity financing during 2015 or 2017.

The Company retained HCF, a leading corporate finance firm based in London, UK and focused on the global natural resources and infrastructure sectors, as its adviser in securing bank debt or other project debt financing for the construction of the Prairie Creek Mine and HCF is currently engaged in advanced discussions with several finance providers. It is anticipated that up to 70% of the estimated capital required to complete the Project could be supported by debt financing.

The financing for the Prairie Creek Project was initiated in December 2017 with a project bridge loan of US$10 million. On December 22, 2017, the Company entered into a financing agreement with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million which will be used for the ongoing development of the Prairie Creek Projec, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team.

The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

The Company also entered into an Investor Agreement with RCF VI which contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

RCF VI and Canadian Zinc remain in discussions regarding RCF VI’s further participation in future project financings, (including any project development facility), which participation may be subject to receipt of shareholder approval if required by any regulatory authority and approval of the Toronto Stock Exchange, and certain other conditions.

Sandstorm Gold Ltd, which provides financing to mining companies through stream and royalty agreements, currently holds a 1.2% NSR on the Prairie Creek Mine which it purchased in 2013 for US$10 million. In addition, as part of the Royalty Agreement, Sandstorm has a right of first refusal to purchase any metal stream based on production from the Prairie Creek property that Canadian Zinc may decide to sell to finance part of the capital cost to develop the Prairie Creek Mine. In connection with the Project Bridge Loan and the Royalty Agreement, Sandstorm and RCF VI have agreed to enter into an Inter-Creditor Agreement reflecting certain agreed intercreditor principles.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Project.

B. Business Overview

Canadian Zinc’s focus for 2018 is to procure the financing required to continue the development of the Prairie Creek Project and advance the Mine towards production.

In consultation with the Company, HCF conducted preliminary market soundings of potential lenders and is now in negotiation with potentially interested parties. It is anticipated that up to 70% of the currently estimated $279 million of capital required to complete the Project could be supported by debt financing.

The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, and Canadian Zinc continues in discussions with RCF VI regarding RCF VI’s further participation in future project financings.

In the meantime, the US$10 million bridge loan which will be used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team.

The 2017 FS contemplated commencement of project construction with a winter road in early 2018 and with mill start-up projected for August 2020. The mine construction and start-up schedule are significantly influenced by the seasonal weather conditions in the Northwest Territories and without a winter road in 2018 a revised project schedule has now been compiled with a three-year pre-production and construction period and a production start-up target date of August 2021.

Specific programs aimed at further de-risking the Prairie Creek project are planned for 2018, including detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations, initial site/underground preparation and procurement of long-lead-time items. The second year of the project schedule, supported by a winter road in early 2019, will include camp and mill refurbishment, geotechnical programs leading to further design of the All Season Road, underground development from existing workings and construction of key surface infrastructure items. Construction of the All Season Road is now planned to commence from a winter road in early 2020 and continue throughout 2020 and into 2021, in parallel with continuous and ongoing site construction and mine development, leading to commissioning/plant start-up in early 2021, with the target of achieving commercial production in August 2021.

The current prices of both zinc and lead are strong and substantially higher that the prices used in the 2017 FS. For example, using a zinc price of US$1.20 per lb. instead of the price of US$1.10 per lb. used in the 2017 FS, with all other base case inputs unchanged would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

The long-term price outlook for lead and zinc remains very positive. Supported by the robust economics indicated by the 2017 FS, Canadian Zinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

Canadian Zinc also owns an extensive mineral land package in central Newfoundland covering three large VMS projects with known mineral deposits and excellent exploration potential, including the South Tally Pond project, which hosts the Lemarchant deposit; the Tulks South project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake project. The 2017 exploration program in central Newfoundland properties was successfully completed at the end of 2017 and the results are being compiled to aid future exploration. Canadian Zinc has engaged Mercator of Dartmouth, Nova Scotia, to complete an updated NI 43-101 Mineral Resource Estimate of the Lemarchant deposit. The updated Mineral Resource Estimate is scheduled to be completed in the second quarter of 2018.

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

C. Organizational Structure

At the end of its most recently completed financial year the Company’s structure includes a wholly-owned subsidiary, Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”), which is organized under the laws of British Columbia. (See “General Development of the Business – Company Acquisitions”) The following chart shows the intercorporate relationship between the Company and its subsidiaries:

D. Property, Plant and Equipment

The Company’s key property is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”).

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

Mineral Properties

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

In 1991, Nanisivik Mines Limited (an unaffiliated third party) acquired the property through the bankruptcy proceedings. Pursuant to an August 23, 1991 Option Agreement, the Company entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Company acquired a 100% interest in the Prairie Creek Property, and a 60% interest in the plant and equipment, subject to a net smelter royalty of 2% in favour of Titan Pacific Resources Ltd. which as successor to Procan held the remaining 40% interest. In January 2004, the Company acquired all of Titan’s interest, including the 2% net smelter royalty, to hold a 100% interest in the Prairie Creek property, plant and equipment.

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

In 2006 and 2007, the Company carried out an underground exploration program, driving a decline about 550 metres and completing approximately 10,600 metres of underground drilling. In October 2007, an updated Technical Report (the “Minefill Report”) with regard to Mineral Resource Estimation on the Main Zone at Prairie Creek was independently prepared by Minefill Services Inc. in compliance with National Instrument 43-101, following the results of the 2006/2007 underground drilling program. The Minefill Report verified and confirmed a previous historical resource estimate completed by MRDI in 1998 and noted significant upgrades in resource categories. The Minefill Report indicated that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Minefill Report confirmed that there is also a large Inferred Resource of 5,541,576 tonnes grading at 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential. This positive report led the Company to submit a formal application to the regulatory authorities in 2008 to secure the necessary licences and permits required for an operating mine at Prairie Creek.

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

In 2015, Canadian Zinc completed an underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drill holes.

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

An updated 2016 Prefeasibility Study, based on optimization work undertaken over the prior three years, was completed by AMC Mining Consultants (Canada) Ltd., of Vancouver, Canada, in conjunction with Tetra Tech Inc. (Tetra Tech), Vancouver, in March 2016. The 2016 Prefeasibility Study superseded the 2012 Prefeasibility Study completed by SNC Lavalin.

The 2017 FS was completed in September (Technical Report filed on SEDAR October 31, 2017). The results of the 2017 FS indicate notable improvements compared to the 2016 PFS and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

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

In a decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the decision that the Ministers would not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor would they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Type “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Consolidated Project Description, highlighting the changes that resulted from commitments made by Canadian Zinc during the EA process.

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

The Type “A” Water Licence and the Land Use Permit are the key regulatory permits needed for the construction, development and operation of the Prairie Creek Mine. The successful completion of the regulatory process marked the culmination of many years of effort by the Canadian Zinc team, the MVLWB, the various government agencies and all the stakeholders in the region. The positive recommendation of the Water Board demonstrates that a broad consensus had been achieved through the process.

Copies of the Type “A” Water Licence and Land Use Permit and associated documents may be inspected on the Water Board website (Year 2008, Canadian Zinc MV2008L2-0002) and under the Company’s profile on SEDAR.

On December 22, 2013, the Company filed an application to the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new surface lease for production replaces the existing care and maintenance surface lease.

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

The mine access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve, is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary winter road related permits and licences related to their respective jurisdictions.

In January 2013, the MVLWB issued LUP MV2012F007 for a period of five years, which permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. This road permit incorporates realignment of the original route to improve access and further reduce potential environmental impact and provides for the posting of security of $220,000 prior to the commencement of operations.

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

The Company has made application to the Mackenzie Valley Land and Water Board for a two-year extension to Winter Road LUP MV2012F0007, which had an original term which expired January 2018, and submitted a request for clarification of use of the alignment of the All Season Road, where it deviates from the winter road alignment, under Winter Road LUP MV2012F0007LUP.

In April 2014, the Company submitted an application to the MVLWB and to Parks Canada for Land Use Permits to permit the upgrade of the winter access road to all season use. The application for permits for an All Season Road was referred for Environmental Assessment to the Mackenzie Valley Review Board. In June 2014, the Company presented a Developer’s scoping document to local communities and organizations. In September 2014, the MVRB issued the final Terms of Reference and the Company submitted the Developer’s Assessment Report to the MVRB in April 2015.

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

The Review Board held Community Hearings in Nahanni Butte on April 24, 2017 and in Fort Simpson on April 25, 2017. The Community Hearings provided an opportunity for local communities to hear and to participate in a discussion of the issues related to the proposed road development and to raise any concerns directly with the Review Board. There was strong support shown for the Prairie Creek project from both communities.

The Review Board held Formal (Technical) Public Hearings in Fort Simpson April 26–28, 2017. These more formal Hearings involved review by all registered parties through a series of presentations followed by questions.

Participating parties in the Hearings included the Nahanni Butte Dene Band, the Liidlii Kue First Nation, the Dehcho First Nations, Government of the Northwest Territories, Environment and Climate Change Canada, Fisheries and Oceans Canada, Indigenous and Northern Affairs Canada, Natural Resources Canada and Parks Canada Agency. The Public Hearings were completed in May 2017 and the Review Board closed the public record.

In September 2017, the Review Board recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s Prairie Creek All Season Road Project for the Prairie Creek Mine and submitted the Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommended the approval of the Prairie Creek All Season Road be made subject to implementation of the mitigation measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

The full text of the Report of Environmental Assessment and Reasons for Decision (331 pages plus appendices), together with all proceedings, transcripts, technical reports and detailed information on the environmental assessment of the Prairie Creek Mine All Season Road EA1415- 01[2014] are available on the website registry of the Review Board at http://reviewboard.ca/registry/project.php?project_id=680, under the file of Canadian Zinc Corporation.

In its Report, the Review Board has prescribed mitigation measures, many of which build on Canadian Zinc’s commitments made during the EA, intended to mitigate the potential adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment. Some of the Review Board measures also include requirements that Canadian Zinc negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

During the summer of 2017, three separate field programs relating to the All Season Road were completed. The programs were part of the Company’s further commitments to the route assessment made during the environmental assessment process and included center-line survey location for the road route and additional baseline environmental studies including, bird, wildlife and vegetation studies. The helicopter supported programs were carried out from bases at both the mine site and at the community of Nahanni Butte.

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations, on January 19, 2018, INAC provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to meaningfully consult with potentially impacted Indigenous groups.

INAC has requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

Canadian Zinc is cooperating with the request from INAC and is engaging with Indigenous groups to discuss the implementation of various measures recommended by the Review Board, the sharing and incorporation of Dene traditional knowledge and values into project design and the inclusion of the Indigenous groups in environmental and wildlife monitoring of the All Season Road.

The issue of the information requests, pursuant to subsection 130 (4.06) of the Mackenzie Valley Resource Management Act, has the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report of Environmental Assessment. The time limit, extended by an additional two months, will resume only after the Company has provided an adequate response to the information requested.

Canadian Zinc had expected that implementation of the measures which had been recommended by the Review Board would be addressed and resolved during the permitting phase with the Water Board and Parks Canada, as in previous applications; however, INAC has indicated that the Responsible Ministers require these issues clarified at this stage and not deferred to post-environmental assessment processes. As such, the engagement requested is not an unexpected requirement but rather one brought forward to the current stage of the process.

Once the environmental assessment report is approved by the Minister, the permitting process enters the regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, in which road permits are issued by the Water Board and by Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report.

The proposed All Season Road follows the general alignment of the already permitted winter road, while locally adjusting the route to accommodate for terrain, site characteristics, and road specifications more suitable and preferred for an All Season Road. The road from the mine to kilometre 37.4 is permitted for all season use but needs upgrading along this section, including minor realignments and new watercourse crossings.

Canadian Zinc plans to construct the road over a period of three years. Prior to construction activities, the Company plans to conduct geotechnical field investigations leading to detailed road design plans and award construction contracts. The plan is to build a winter road in the first winter season to support road construction activities. The first winter road will also be used for transporting equipment, materials and diesel fuel to site for mine construction.

Development of the All Season Road will enable the transportation of concentrates, outbound, and supplies, inbound, spread throughout the year reducing the need for a large inventory of supplies on site. The All Season Road will also have environmental and safety benefits as with the trucking spread out over the year, there would be less traffic volume and avoiding possible congestion in winter, which will lower the risk of accidents or spills. The road will also have the potential to reduce energy costs and enable the use of more environmentally friendly alternative energy sources, as local gas fields in the Northwest Territories could be a source of LNG which has the potential to reduce reliance on diesel fuel, and thereby further reduce environmental impacts.

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

New Mine Plan

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

An updated mineral resource estimate was prepared by AMC in March 2015based on a newly constructed and revised and more detailed geological wireframe block model, developed over the previous year, which defines and constrains the mineralized system for inclusion in the new mine plan. The new resource estimate, which also included results from additional drilling and underground sampling not previously included, demonstrated an increase in overall resource tonnages in the Measured plus Indicated and in the Inferred categories

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

Underground Exploration Program 2014 / 2015

The contract for the initial underground exploration and development program at the Prairie Creek Mine was awarded to Procon in October 2014.

The contract was awarded to Procon following a tendering process which included a number of major mining contractors with the objective of optimising mine development and operating costs related to the Prairie Creek Mine. This involved the creation of a comprehensive mine tender package and an underground site visit to Prairie Creek by all prospective contractors, which led to tenders being developed by the contractors and bids submitted which were subsequently assessed by the Company.

In preparation for Procon’s winter underground exploration program, a diesel airlift was completed utilizing the DHC-5 Buffalo aircraft to bring in approximately 200,000 litres of diesel fuel to support operations. A subsequent airlift of mining equipment and supplies using the same aircraft was also completed.

The Prairie Creek Mine exploration and development program was divided into stages.

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

In 2015, Canadian Zinc completed its underground exploration diamond drill program at the Prairie Creek Mine totaling 5,484 metres of diamond drill coring in 21 drill holes. The drilling was completed on four, 50-metre sections.

The results of the 2015 underground exploration drilling program were very positive, with all holes intercepting the MQV structure and/or Stockwork mineralization, with some excellent grades and widths. The objectives of testing for new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category were met.

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

New Mineral Resource Estimate September 2015

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

The mineralization at Prairie Creek Mine occurs within three different styles namely; the MQV, which is the high grade steeply dipping fault structure that hosts the majority of mineralization; the Stockwork Zone (“STK”), which is a series of narrow high grade veins occurring at an oblique angle to the Main Quartz Vein; and the SMS, which occur as a thick pyrite-rich replacement-type deposit cut by the MQV.

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

The 2016 PFS update was undertaken to incorporate the optimization work completed over the previous three years, including increased resources and longer mine life derived from the 2015 underground exploration program, incorporation of an All Season Road to access the mine, advanced engineering details and updated capital and operating costs and to follow up on a number of other recommendations listed in the 2012 PFS.

A Technical Report (the “2016 Technical Report”), entitled “Prairie Creek Property Prefeasibility Update NI 43-101 Technical Report”, effective March 31, 2016, was prepared by AMC with contributions from Tetra Tech Inc. and Canadian Zinc consultants and personnel (collectively “the Authors”), in accordance with NI 43-101 and filed on SEDAR and EDGAR.

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

This 2016 Technical Report (subsequently amended and restated September 30, 2016) supersedes the June 15, 2012 Technical Report (subsequently revised July 23, 2014).

The 2016 PFS was based on optimization work completed over the previous three years, including the 2015 underground exploration program at Prairie Creek which increased total Measured and Indicated Resource tonnages by 32%.,

The 2016 PFS indicated average annual production of approximately 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate, containing approximately 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver.

Mineral Reserve Estimate

The September 2015 Mineral Resource estimate, following completion of the successful 2015 underground exploration program which increased the Measured and Indicated Mineral Resource tonnages by 32% was subsequently converted into a new Mineral Reserve estimate of 7.6 million tonnes of Proven and Probable Reserves at a combined grade of 17% Pb and Zn plus 128 g/t Ag, which represents a 46% increase in Reserve tonnage compared to the 2012 PFS. The March 2016 estimation of Mineral Reserves by AMC is shown below.

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

The March 2016 Prairie Creek Mine Mineral Reserve estimate was prepared by H. A. Smith, P.Eng, Qualified Person, as defined by NI 43-101 of AMC Mining Consultants (Canada) Ltd.

Recommendations in 2016 Technical Report

As part of its assessment in the 2016 Technical Report, AMC recommended that:

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

2017 Definitive Feasibility Study

Discussions held with financial institutions throughout 2016, confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Project would be enhanced by a Definitive Feasibility Study.

In January 2017, the Company engaged AMC and Ausenco to complete a DFS to support the debt financing of the Project. This comprehensive study was designed to address all geological, engineering, operating, economic, environmental and other relevant factors in the required detail to serve as the basis and support for a financial institution to finance the development of the Project to production.

A Technical Report (the “2017 Technical Report”), entitled “Prairie Creek Property Feasibility Study NI 43-101 Technical Report”, effective September 28, 2018, was prepared by AMC with contributions from Ausenco, Global Mineral Resource Services Ltd., Allnorth Consultants Limited and F. Wright Consulting Inc. (collectively “the Authors”), in accordance with NI 43-101 and filed on SEDAR and EDGAR.

The 2017 Technical Report supersedes the 2016 Technical Report (subsequently revised September 30, 2016).

2017 Technical Report on Principal Property – Prairie Creek, Northwest Territories

The information relating to the Prairie Creek Property in the following sections of this Annual Report has been extracted from the 2017 Technical Report effective September 28, 2017, filed on SEDAR on October 31, 2017, and filed on EDGAR on Novemberr 6, 2017 prepared by QPs, as defined by NI 43-101, H. A. Smith, P.Eng. of AMC Mining Consultants Ltd., L. P. Staples, P. Eng. Of Ausenco Engineering Canada Inc., S. Elfen of Ausenco Engineering Canada Inc., G. Z. Mosher, P. Geo. Of Global Mineral Resource Services Ltd., F. Wright, P. Eng. Of F. Wright Consulting Inc., and D. Williams, P. Eng. of Allnorth Consultants Limited.

For readers to understand the technical information in this Annual Report they should read the 2017 Technical Report (available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under the Company's profile) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this Annual Report. The 2017 Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the 2017 Technical Report is subject to the assumptions and qualifications contained in the 2017 Technical Report.

The Company has included these website addresses in this Form 20-F Annual Report only as inactive textual references and does not intend them to be active links to these websites. The contents of these websites, and information accessible through them, do not form part of this Annual Report.

“Introduction

This Technical Report on the Prairie Creek Property, NWT, Canada (the Property), has been prepared by AMC Mining Consultants (Canada), Ltd. (AMC) of Vancouver, Canada, in conjunction with Ausenco Engineering Inc. (Ausenco), Vancouver, with contributions by Global Mineral Resource Services Ltd., Allnorth Consultants Limited and F. Wright Consulting Inc., on behalf of Canadian Zinc Corporation (CZN) of Vancouver, Canada in accordance with the requirements of National Instrument 43-101 (NI 43-101) “Standards of Disclosure for Mineral Projects”, of the Canadian Securities Administrators (CSA) for Filing on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR).

This report discloses the results of a Feasibility Study (“2017 FS”) based on the 2015 Mineral Resources, updated Mineral Reserves, updated metallurgy test work, ongoing optimization and other engineering studies completed since the Prefeasibility Study 2016 (“2016 PFS”) AMC Report dated 30 September 2016.

Economic summary

This Feasibility Study indicates a base case Pre-Tax Net Present Value (“NPV”) of $344M using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 23.8%, and a post-tax NPV of $188M with an IRR of 18.4%. Corresponding pre-tax and post-tax payback periods from mill start-up are 4.4 and 4.6 years respectively. The Base Case metal price assumptions used in the model are: Zn US$1.10/lb., Pb US$1.00/lb., Ag US$19.00/oz., with a foreign exchange rate of C$1.25=US$1.00.

The pre-tax and post-tax net present values and internal rates of return, at 5% and 8% discount rates, are illustrated in the table below at a Canadian / US dollar exchange rate of C$1.25=US$1.00, except where noted. The table also illustrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian / US dollar exchange rate.

Table ES.1.1 Economic sensitivities of the Praire Creek Project

Metal prices				Pre-tax				Post-tax [1]
Zinc / lead US$/lb		Silver US$/oz		Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80		17.00		139	10	(39)	5.5	75	(29)	(68)	3.3
0.90		18.00		452	211	120	14.4	282	109	43	10.6
1.10/1.00		19.00		899	497	344	23.8	562	291	188	18.4
1.20/1.00		19.00		1,033	582	410	26.2	644	344	230	20.4
1.10		20.00		1,077	614	437	27.3	671	364	247	21.3
1.20		21.00		1,390	815	596	32.7	863	489	346	25.7
1.30		22.00		1,703	1,017	755	37.7	1,053	612	444	29.8
1.10/1.00	[2]	19.00	[2]	1,208	696	501	29.5	752	416	287	23.1
1.20/1.00	[2]	19.00	[2]	1,355	789	574	31.9	842	473	332	25.0
1.10/1.00	[3]	19.00	[3]	589	298	188	17.4	371	166	88	13.2

Using the base case metal prices and exchange rate of C$1.375 = US$1.00 would increase the pre-tax NPV8% to $500M and the IRR to 29.5% relative to the base case. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of C$1.25 = US$1.00, the pre-tax NPV8% would be $410M with an IRR of 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of C$1.375 = US$1.00 would increase the pre-tax NPV8% to $574M and the IRR to 31.9% relative to the base case. Using the base case metal prices and exchange rate of C$1.125 = US$1.00, the pre-tax NPV8% would be $188M with an IRR of 17.4%, and the post-tax NPV8% would be $88M with an IRR of 13.2%

During the first 10 years of concentrate production the 2017 FS indicates average annual production of approximately 65,000 tonnes of zinc concentrate and 72,000 tonnes of lead concentrate, containing an average of approximately 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver.

The 2017 FS indicates average annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) during the first 10 full years of production as $111M per year, and cumulative EBITDA of $1,294M over the projected LOM of 15 years, using base case metal prices.

Location, ownership, and history

The Property consists of two surface leases and 12 mining leases totalling 7,487 hectares in area. The Property is situated in the Northwest Territories approximately 500 km west of Yellowknife in the Mackenzie Mountains at an elevation of 850 m above mean sea level. The Property is surrounded by, but is not included in, the Nahanni National Park Reserve (NNPR).

Year-round access to the Property, at this time, is provided by aircraft utilizing a 1,000 m gravel airstrip immediately adjacent to the camp. The Property has also, in the past, been accessible by a winter road that extended 180 km from the Property to the Liard Highway 7; most of this access road route is now planned to be all season and will be constructed to support full-time operation of the mine.

The Prairie Creek Property contains a high-grade, silver-lead-zinc-copper vein, and other lead-zinc deposit types that have been explored since the early 1900s and were developed by Cadillac Explorations Limited (Cadillac) from 1966 to 1983. The Cadillac Mine was targeting silver production and was developed and fully permitted. A processing plant, along with other surface infrastructure, was built in the early 1980s. A sudden decline in metal prices resulted in the closure of the Mine in 1983 prior to commencement of production. San Andreas Resources Corporation exercised its option on the Property in the 1990s and, through a series of agreements, together with a name change to Canadian Zinc Corporation in 1999, established an increasing interest in the Property, culminating with the acquisition of a 100% interest in the Property and mine site in 2004, now referred to as the Prairie Creek Mine.

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

In the immediate area of the Property, north-south trending faulting and folding is apparent. The most significant fold structure is the fault-bounded, north-south doubly-plunging Prairie Creek anticlinal structure, which is the host to the Prairie Creek mineralization.

Four styles of base metal mineralization have been identified on the Property: quartz vein, stratabound, stockwork and Mississippi Valley-type. Only the first three styles have been found in potentially economic quantities to date. Base metal mineral showings occur along the entire 16 km north to south length of the anticline, covered by the main group of mining leases.

The most significant style of mineralization is the quartz vein-type, on which the underground workings have been developed, containing the bulk of the currently defined Mineral Resource. The Main Quartz Vein (MQV) has been exposed in detail by underground development and diamond drilling over a strike length of 2.1 km (Main Zone). The MQV trends at an azimuth of approximately 20º and dips between vertical and 40º east, with an average dip of 65º. The MQV consists of massive to disseminated galena and sphalerite with lesser pyrite and tennantite-tetrahedrite in a quartz-carbonate-dolomite sheared matrix. The galena and tennantite-tetrahedrite also carry economically significant silver values. This vein style of mineralization has been located, through surface trenching, throughout the entire 16 km length of the mining leases.

Stockwork (STK) mineralization occurs as a series of narrow, massive sphalerite-galena-tennantite veins striking at about 40º azimuth that occupy tensional or dilatant-type fractures within a structural offset translation zone of the MQV. This mineralization has developed in sub-vertical tensional openings formed obliquely to, but also related to, the initial primary fault movement along the main vein structure. STK has been exposed in both diamond drilling and underground development.

Stratabound Massive Sulphide (SMS) mineralization occurs intermittently at the base of the trend of the Prairie Creek vein system over a strike length of more than 3 km. SMS mineralization occurs as semi-massive sphalerite-galena-pyrite replacement located close to both the vein system and the axis of the Prairie Creek antiform, but has not yet been intersected by underground development. The MQV structure carries fragments of the SMS indicating the vein mineralization to be younger in age.

Mississippi Valley-type (MVT) lead-zinc mineralization is exposed on the Property within surface showings of rock formations marginal to the basin and consists of cavity-filling type breccias in dolostone with host fragments rimmed with colloform sphalerite-marcasite-galena healed with carbonate. This type of mineralization does not form part of the current resource.

Exploration and data management

CZN, including its former entity as San Andreas Resources Corporation, has been involved with mineral exploration activity across the Prairie Creek Property since 1992. Somewhat limited exploration drilling had occurred and most of the existing underground development had been undertaken prior to CZN’s initial involvement. From 1992 to the end of 2015, CZN completed 296 surface and underground exploration diamond drillholes with an aggregate length of 78,587 m. In addition, 1,032 underground channel samples forming 365 composites from the three existing underground levels have been collected and analysed.

The main exploration and underground development work has been focused on the Main Zone mineralization, where approximately 80% of the total drilling has been carried out.

Mineral Resource estimate

The most recent Mineral Resource estimation was undertaken by AMC and announced in a press release dated 17 September 2015. It followed completion of the successful 2015 underground exploration program at Prairie Creek and resulted in an increase in Measured and Indicated Mineral Resource tonnages of 32%. Upon further review of the Mineral Resource, and since there were no changes to the database within the resource area, the same Mineral Resource Estimate was used as the basis for the 2017 Feasibility Study.

A single block model was created to encompass the three mineral domains: MQV, STK, and SMS. The summary results of the Mineral Resource estimate for the three zones combined, at a cut-off of 8% Zn Equivalent (ZnEq), are shown below.

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

Mineral Resources are stated as of 10 September 2015.

Mineral Resources include those Resources converted to Mineral Reserves.

Stated at a cut-off grade of 8% ZnEq based on prices of US$1.00/lb for both zinc and lead and US$20/oz for silver.

Average processing recovery factors of 78% for zinc, 89% for lead, and 93% for silver.

Average payables of 85% for zinc, 95% for lead, and 81% for silver.

ZnEq = (grade of Zn in %) + [(grade of lead in % * price of lead in US$/lb * 22.046 * recovery of lead in % * payable lead in %) + (grade of silver in g/t * (price of silver in US$/Troy oz/ 31.10348) * recovery of silver in % * payable silver in %)] / (price of zinc in US$/lb*22.046 * recovery of zinc in % * payable zinc in %).

$ Exchange rate = 1 C/US.

Numbers may not compute exactly due to rounding.

The September 2015 Prairie Creek Mine Mineral Resource estimate was completed by Gregory Z. Mosher, P.Geo, Qualified Person, as defined by NI 43-101, of Global Mineral Resource Services Ltd.

Mineral Reserve estimate

The 2017 FS has a new Mineral Reserve estimate of 8.1 million tonnes of Proven and Probable Reserves at a combined grade of 16.75% Pb and Zn plus 124 g/t Ag, which represents a 6% increase in Mineral Reserve tonnage compared to the 2016 PFS.

The increase is due to marginally lower Zinc Equivalent cut-off grades, reflecting the final 2016 PFS operating cost estimate, a small increase in projected Zn prices and further optimization of the stoping design. The 2017 Mineral Reserves have slightly lower average metal grades than those estimated in the 2016 PFS, but increased overall metal content. The estimation of Mineral Reserves by AMC is shown in Table ES.1.3.

Table ES.1.3 August 2017 Mineral Reserves Prairie Creek Mine

Mineral zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	ZnEq (%)
Main quartz vein (MQV)	Proven	1,524,171	161.43	8.90	10.22	26.84
	Probable	4,190,187	144.76	9.96	8.20	25.70
	Total	5,714,358	149.21	9.67	8.74	26.00
Stockwork (STK)	Proven	188,173	108.19	4.84	11.56	21.22
	Probable	1,188,366	63.81	3.54	6.86	13.46
	Total	1,376,539	69.88	3.72	7.50	14.52
Stratabound (SMS)	Proven	-	-	-	-	-
	Probable	980,566	54.90	5.06	9.64	17.97
	Total	980,566	54.90	5.06	9.64	17.97
Total	Proven	1,712,344	155.58	8.45	10.36	26.22
	Probable	6,359,119	115.78	8.00	8.17	22.22
	Total	8,071,463	124.22	8.10	8.64	23.07

The Mineral Reserves are as of 2 August 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping (“LHOS”), 11% ZnEq for mechanized drift-and-fill (“DAF”), an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of US$1.00/lb, recovery of 75% and payable of 85%; a lead metal price of US$1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of US$18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for DAF are assumed.

The August 2017 Prairie Creek Mineral Reserve estimate was prepared by H. A. Smith, P.Eng., Qualified Person, as defined by NI 43-101, of AMC Mining Consultants (Canada) Ltd.

These Mineral Reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15 year mine life.

Mining

The mine will be an underground operation, based primarily on the MQV and mining an average of 1,600 tonnes per day at steady state, over a 15-year mine life (16 years including development prior to mill start-up). During full production, approximately 584,000 tonnes of ore per year will be mined.

Adits were previously driven on three levels: the 970 mL, the 930 mL, and the 883 mL, totalling approximately 5 km of underground workings. Access for mining will be through an enlarged 883 mL portal and adit, with secondary access through the 930 mL. The 970 mL penetrates the topmost limits of the MQV only and is not part of the current mine plan. As mining on the MQV progresses to depth, ore mined will be supplemented by ore from the STK and SMS deposit zones.

Mining in the MQV and STK zones will be by longhole open stoping (LHOS) with paste backfill. Mechanized drift-and-fill (DAF) will be used for the SMS ore, also with paste fill. The plan and objective is to use 100% of flotation tailings as backfill.

Ground conditions in existing development underground are generally good and the existing workings have stood unsupported for over thirty years with minimal bolting. CZN commissioned a geotechnical program at the end of 2013, including mapping and examination of drill core. This program and subsequent assessment in both PFS and FS studies indicated that the ground is amenable to longhole open stoping, with the results of the assessment being used for rock support design.

The 2017 FS mine plan envisages slashing out of some of the existing development and establishing two spiral ramps to access deeper levels. Major goals in development and production sequencing are to access higher grade sulphide ore as early as practicable, while minimizing development costs as much as possible.

The 2016 PFS targeted both the higher grade oxide above the 883 mL and the higher grade sulphide below this horizon, which in turn had lower recoveries. The new mine plan increases the mining rate to 1,600 tonnes per day, versus 1,350 tonnes per day in the 2016 PFS. The existing 883 mL adit will be enlarged to 5 x 5 m and access to the ore below the 883L will be via the twin ramps. A single ramp will provide access to the ore above 883 mL.

Priority will be given to ramp development to establish dewatering sumps in advance of mining. Ore drifts will be driven on the MQV north and south from the ramp access points to the strike limits of the ore body. Stoping will begin at the ore limits and retreat to the ramp access points. Pre-production development is anticipated for approximately 15 months prior to mill start-up. This work will be performed by a contractor. On completion of the contracted scope of work, CZN will have the option of taking over the work itself or continuing with contract mining.

Managing groundwater will be a key aspect of the operation. At peak levels, it is estimated that the mine will produce up to 200 L/s of water, but with the majority of this water to be collected through advanced dewatering boreholes and pumped to surface, and avoiding any contamination from mine workings. All water discharged from the mine will either be sent to the mill as process water, pumped into the existing impoundment pond that was originally planned for tailings storage and which will now be modified into a two-cell water storage pond, or directly treated in a new water treatment plant.

CZN anticipates that, because of the high concentrate mass pull, even with 100% disposal of tailings underground as paste fill, some shortfall in backfill volume will occur. Any shortfall will be made up with Dense Media Separation (DMS) float material or waste rock. When no stopes are available for backfill, filtered tailings will be stored in an active tailings building or in an adjacent passive stockpile. Development waste and DMS float material will be stored in a newly created waste rock pile north of the plant site away from the Prairie Creek floodplain.

The mine will be ventilated by an exhausting type ventilation system. The primary exhaust fans will be located on 930 mL, one adjacent to the 930 portal and the other at the base of the existing raise to surface. Fresh air will be drawn entirely through the 883 portal where a duplex propane and liquified natural gas (LNG) fired mine air heating system will be installed to heat the air during the winter months. The planned airflow through the mine is 142 m³/s, with fresh air being distributed through the ramps and exhausting to internal return air raises feeding up through to the 930 mL exhaust fans. For level ventilation, fresh air will be delivered along each ore drive by auxiliary fan and duct installations. The exhaust air raises will be fitted with ladderways to serve as the second means of egress through to the 930 mL, where egress will be through the 930 mL portal.

Metallurgy and processing

Metallurgical tests conducted to date on MQV and SMS material have proved positive, as have initial metallurgical tests on STK material. Reasonably good metal recoveries have been achieved with both sulphide and oxide material with a cyanide-free reagent suite. A new metallurgical testing program was completed in 2017, focusing on MQV material, which had a lower oxide component than historical samples, and demonstrated improved recoveries and metallurgical performance based on a simplified process flow sheet, part of which is incorporated into this study.

According to the test results on MQV composited material only, the overall average grade of the blended lead sulphide / oxide concentrate is anticipated to be 65% lead, with an approximate 90% average recovery of lead in the plant feed. The zinc sulphide concentrate is estimated to be 59% zinc, with an approximate 90% recovery of zinc in the plant feed. An average of 86% of the total silver values in the plant feed is estimated to be recovered within the lead and zinc concentrates. Impurities of antimony, arsenic and mercury are expected to report to both concentrates.

A processing plant / concentrator was substantially constructed prior to project shutdown in 1982, together with a 1.5 million tonne capacity tailings impoundment, power plant, and water treatment plant. CZN plans to rehabilitate and upgrade the processing plant and site infrastructure.

The current crushing facilities have a 1,750 tpd capacity, with an installed jaw crusher, short-head cone crusher, double-decked screen, and conveyor systems feeding an 1,800 t fine ore bin.

A new dense media separation (DMS) plant, with a nominal feed rate of 1,600 tpd, will be installed downstream of the crushing circuit and is expected to reject an average of approximately 25% of the feed as waste with minimal metal losses. The milling circuit is designed for 1,200 tpd at nominally 80% passing 156 μm. The ROM ore is expected to be softer initially and then harder as the mine develops deeper and an increase in the Bond Work Index is anticipated. As such, a new secondary ball mill (200 kW tyre mill) is planned for installation, costed as sustaining capital after 5 years of operation. Precise timing of this additional milling power will need to be optimized based on the work index progression over time and other economic factors.

The ground material will be subjected to three stages of sequential flotation: lead sulphide flotation followed by zinc sulphide flotation and lead oxide flotation. Each flotation circuit will consist of rougher flotation and multiple-stage cleaner flotation to upgrade the rougher concentrates to marketable grades. The existing regrind ball mill will be refurbished and utilized to further grind the lead sulphide rougher flotation concentrate in order to maximize grade of the final lead sulphide concentrate. The rougher tailings from the lead oxide flotation plant will be discharged as final tailings to the tailings thickener (new equipment) before being pumped to the paste plant. The lead sulphide and lead oxide flotation concentrates will be pumped to the lead dewatering system, while the zinc sulphide flotation concentrate will be sent to the zinc dewatering system. Both dewatering systems will consist of conventional thickening and pressure filtration circuits. The dewatered concentrates will be temporarily stored in the on-site storage facility prior to being loaded for transport to off-site smelters.

The process plant will require new equipment including modernization of the electrical system, addition of a thickener, new flotation cells to complement the existing cells, a concentrate storage and loadout facility and an on-stream analyzer and control system. The new DMS circuit will be added to the north side of the mill and a reagent mixing area and concentrate storage and loadout facility will be added to the south side of the mill building. A new lead oxide circuit will be added to the eastern side of the mill building and will also include space to store reagents. A new paste backfill plant is proposed to be built to the south of the mill building along with an active tailings storage facility.

Site infrastructure

In 1982, the mine was fully permitted and construction almost complete, but never achieved production. The existing site infrastructure is substantial and these facilities will be utilized and upgraded as necessary. This includes upgrading the mill building, administration building, workshops, sewage treatment plant, diesel storage tank farm, warehouses and part of the accommodation facilities. New facilities needed for operations will include the DMS plant, a paste backfill plant, tailings stockpile shed, LNG facility, water treatment plant, lead-oxide building, heated warehouse and concentrate load-out facility.

Four new 2.77 MW dual-fuel powered low-speed power generator units will provide power and heat for the site. These power generator units will be located within the existing mill powerhouse after removal of the obsolete units currently in place, to provide the installed power of 11.1 MW with an expected running load of 6.7 MW. The energy source for the power generation will be provided by a combination of Liquified Natural Gas (LNG) from the newly installed site LNG storage / vaporization facility and diesel fuel from the existing diesel storage tank farm adjacent to the mill. The FS incorporates a turn-key type power-by-the-hour operation proposal received from the Northwest Territories Power Corporation. The new generators will be outfitted with glycol heat recovery systems in order to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities.

Tailings from the mill will be placed permanently underground as paste backfill, produced in a new 55 m3/hr paste backfill plant, and augmented by DMS reject material in the event of any volume shortfall. An active stockpile of tailings will be stored in a building with heating capability next to the paste backfill plant to provide feed to the plant. An adjacent outdoor area will accommodate any additional tailings on a temporary basis. The majority of DMS reject and mine development material will be placed in a newly created waste rock pile facility located north of the mill off the Prairie Creek floodplain and accessed by trucks on a reconstructed internal site road. Although the waste rock is classified as non-acid generating due to its high content of carbonate material, appropriate precautions will be taken to prevent and mitigate any leaching that may occur from surface run-off through the waste rock pile.

A 150-person camp and cookhouse exists on the site, but most of the buildings have deteriorated beyond economical repair. They will be demolished and will be replaced by a modular camp adjacent to the upgraded administration building complex to be used during construction and operations. A portion of the existing accommodation camp will be salvaged and upgraded for re-use during construction.

The site water management plan for the Prairie Creek Mine proposes the reconfiguration of the present tailings impoundment pond into a two-celled water storage pond connected to the mine and mill via piping and to a new water treatment plant. An exfiltration pipe below the bed of Prairie Creek will discharge treated waters and site run-off that collects in the final site pond. Water treatment rates will be based on a load-based water management system incorporating real-time flows measured in Prairie Creek upstream of the site regulated by the existing Water Licence.

Access road and transportation plan

The construction of the process plant and site infrastructure will be initially serviced via a winter road. Site production operations will be supported via an all season road, which has the following benefits but an increased capital cost:

•	Decreased working inventory.
•	More timely delivery of product and consistent supply of materials.
•	Lower logistical risk of transporting concentrate and supplies.
•	A smaller trucking fleet throughout the year.
•	Facilitates the use of alternative energy sources such as LNG.

The all season road will reduce energy costs and also enable the consideration of more environmentally friendly alternative energy sources. Local gas fields in the area are producing LNG at this time, which provides an opportunity to reduce reliance on diesel fuel for power generation. An all season road would also have environmental and safety benefits, in that, spreading out the trucking schedule over the full year would avoid high or congested traffic in winter months, therefore lowering the risk of accidents or spills. On 12 September 2017, the Mackenzie Valley Review Board concluded the Environmental Assessment (EA) of the proposed All Season Road to the Prairie Creek Mine by recommending approval to the Federal Minister of Crown-Indigenous Relations and Northern Affairs subject to the implementation of measures described in the EA report.

The current transport logistics system envisages shipping mineral concentrate over an all season road from the mine site in 20 tonne bulk containers. This would involve the creation of a bulk handling load-out facility at the mine and transport by B-line trucks, each carrying two containers along the all season road and highway to Fort Nelson. Containers would be offloaded from the trucks at Fort Nelson and loaded onto four-container-capacity rail flat-cars for transport by CN Rail to the port of Vancouver for shipment to smelters overseas. Inbound freight will be trucked as backhaul over the same route. A marshalling area will be developed in Fort Nelson near the rail siding.

Concentrate marketing

The Prairie Creek Project will produce three types of concentrate: zinc sulphide, lead sulphide and lead oxide. CZN plans to combine the two lead concentrates into one concentrate at the mill site.

Canadian Zinc has signed a Memorandum of Understanding (MOU) with each of Korea Zinc and Boliden for the sale of zinc and lead concentrates. The MOUs set out the intentions of CZN and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are confidential.

The sales agreements will account for all of the planned production of zinc concentrate and about half of the planned production of lead concentrate for the first five years of operation at the Prairie Creek Mine. The sales agreements will provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners.

Payables, penalties, and quotational periods will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU.

Treatment and refining charges, including deductibles, payable and penalties, vary with smelter location and individual smelter terms and conditions. The Economic Model used in the 2017 FS has been prepared assuming average blended indicative treatment charges of US$172 per tonne for zinc sulphide concentrates and US$130 per tonne for lead concentrates, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm Hg per tonne of concentrate.

Project execution

The mine start-up schedule is significantly influenced by the seasonal weather conditions in the Northwest Territories. Target start-up for commencement of production / milling operations at Prairie Creek Mine is 1 August 2020, with commissioning of the mill for three months prior to this date. The first year of the path to production project schedule mostly comprises detailed on-site and off-site engineering design, initial site / portal preparation, and the completion of permitting and design of the all season road. Later during the first year, procurement of long-lead items would be completed in order to have the required equipment and supplies available to be brought in on the winter road of the second year; thereby to commence main construction, begin mine development, further prepare the site and advance the all season road. The third year would involve continuing mine development, completing site construction, continuing construction of the all season road and commissioning the mill to production. It is projected that a pre-production on-site workforce will peak at approximately 211 people in August of 2019 (Project Year -01).

Mobilization to site will initially be by winter road and air, concurrent with construction of the all season road. The subsequent shipment of concentrates and production supplies will be on the all season road.

Permitting, environmental, and community

The Prairie Creek Mine is located in an environmentally sensitive watershed of the South Nahanni River and proximal to the Nahanni National Park Reserve (NNPR). As a result, particular attention has been paid by the Company and by regulators to potential impacts on water quality that may be caused by Project construction and operations.

CZN currently has a number of permits and licences for both exploration and mine operations issued by the Mackenzie Valley Land and Water Board (MVLWB) under the Mackenzie Valley Resource Management Act. In addition, CZN has a Land Use Permit (LUP) and Water Licence from Parks Canada for the portion of an operations winter road that crosses the NNPR.

The main Licence is the Type “A” Water Licence (MV2008L2-002), which was issued by the MVLWB on 8 July 2013 and permits CZN to conduct mining, milling and processing activities at the Prairie Creek Mine site, use local water, dewater the underground mine and dispose of waste from mining and milling. Other Land Use Permits and Water Licences provide for winter road, mine site and transfer related facilities.

Water Licence MV2001L2-0003 and LUP MV2012C0008 allow CZN to continue with underground exploration prior to operations. LUP MV2012C0002 provides for surface exploration and diamond drilling at sites throughout the Prairie Creek property.

A Land Use Permit and Water Licence for an all season road were applied for in April 2014 to the MVLWB and Parks Canada and were referred to EA with the Mackenzie Valley Review Board. On 12 September 2017 the Mackenzie Valley Review Board recommended to the Federal Minister of Crown-Indigenous Relations and Northern Affairs that the Project proceed to permitting subject to implementation of measures described in the Report of Environmental Assessment.

Prior to the main operating licences being issued in 2013, CZN had been involved in numerous regulatory processes to obtain various Land Use Permits and Water Licences for normal-course exploration and development at the Prairie Creek Mine site.

Innovative water management practices are necessary at the Prairie Creek Mine during operations due to the seasonal nature of the discharge and the receiving environment upstream of a national park. The volume of water for discharge will vary seasonally, being greatest in summer. Flows in Prairie Creek are also variable, being very low in winter and fluctuating in summer. Therefore, storage of water in a large pond on site will be maximized in winter, and treated water discharge will be proportionately tied to creek flows to minimize receiving water concentrations, meet Water Licence limits and protect the ecosystem downstream. A variable load discharge (VLD) approach to water management was developed and accepted during the regulatory process. A Water Licence to operate the mine was issued in 2013 by the MVLWB. The Water Licence will regulate discharge by ‘end-of-pipe’ effluent quality criteria as well as by VLD to meet receiving water objectives during operations. Real-time flow measurements upstream in Prairie Creek are planned in order to track the allowable load for discharge. A seasonal schedule for treated mine and mill water discharge will apply based on the site water balance; although the actual discharge rates will be based on the daily on-site analysis of treated water sentinel parameters, and on flows in Prairie Creek, which may vary on an hourly basis. Discharge via exfiltration trench below the bed of Prairie Creek will promote mixing and attenuation of parameter concentrations to meet site specific water quality objectives.

In June 2009, the NNPR was expanded to include the entire watershed of the South Nahanni River. However, the Prairie Creek site and a 300-km2 surrounding area were excluded from the Park. An amendment to the Canada National Parks Act provided for a right of access through the expanded Park into the Prairie Creek area. Recognizing the need to work closely together, in 2008 CZN and Parks Canada entered into a MOU that formalized the intent of both parties to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded NNPR and an operating Prairie Creek Mine. The MOU was renewed in 2015 for another five years.

CZN has completed a detailed socio-economic assessment in support of the Project. The study concluded that the Prairie Creek Mine will be a relatively modest project in a region of the NWT that has limited economic prospects. The majority of the economic and social benefits will be generated through the participation of local labour and businesses in the area, including the communities of Nahanni Butte, Fort Simpson, and Fort Liard.

In 2011, Canadian Zinc signed Impact and Benefits Agreements with each of the Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson), both in the Dehcho Region. Later that year, CZN negotiated a Socio-Economic Agreement with the Government of the Northwest Territories (GNWT), covering social programs and support, commitments regarding hiring and travel, and participation on an advisory committee to ensure commitments are effective and are carried out.

Employment

Over the course of the construction path to mill production, projected to be initiated in 2018 (Y-02) and to extend into 2020 (Y01), a maximum of approximately 211 people is expected to be employed on site during 2019 (Y-01).

During steady state operations the mine will employ a total of approximately 330 people on-site working in two alternating shifts on a two-week-in / two-week-out basis, including truck operators, with half of the employees being on-site at any one time. An additional 33 personnel, mostly related to trucking, will be employed off-site in the Fort Liard and Fort Nelson areas. Personnel will work a regular rotation on site, with rest periods off site, with transport by charter flights to the existing on-site 1,000 m gravel airstrip. CZN’s hiring policy and commitments under its signed Impact and Benefits Agreements are to give preference to qualified local community residents, followed by northern residents. Training programs will be organized to further promote and maximize local aboriginal employment.

Project Metrics

Table ES.1.4 Project metrics – Prairie Creek Mine

Mine and mill parameters		Concentrates
		Type	10 yr W. Avg. Tonnes	Average grade	Payability
Total ore mined (million tonnes)	8.07	Zinc concentrate	64,800	Zinc: 59%	Zinc: 85%
Mining rate (tonnes / day)	1,600			Silver: 136 g/t3	Silver: 70%
Milling rate (tonnes / day) post-DMS	1,200	Lead concentrate	71,600	Lead: 62%	Lead: 95%
LOM (years)	15			Silver: 800 g/t	Silver: 95%

Mine and mill statistics
Metal	10 yr ore grade (weighted average)	Ore grade LOM (weighted average)	Mill recoveries LOM (weighted average)	10 yr average annual contained metal
Zinc	8.50%	8.70%	83%	95M lbs[4]
Lead	9.30%	8.10%	88%	105M lbs[4]
Silver	139 g/t	124 g/t	87%	2.1M oz4

Project assumptions base case
Zinc price	US$1.10/lb	Treatment charges	Exchange rate	C$1.25:US$1.00
Lead price	US$1.00/lb	US$172/tonne Zn Con	Discount rate	8%
Silver price	US$19.00/oz	US$130/tonne Pb Con

Operating and capital costs
Operating costs[2]	LOM $/t ore mined	Capital costs	$M
Mining	58	Pre-production capital	253
Processing	47	Contingency	26
Site services	19	Total pre-production capital	279
G&A	30	Sustaining capital	117
Total on-site costs	154	Working capital	36
Transportation[1]	69
Total operating costs[2]	223

[1] Includes truck, rail, handling and ocean shipping	[3] Subject to a deduction of 3 oz. per tonne of concentrate
[2] Does not include treatment, refining charges, royalty	[4] Total metal contained in both lead and zinc concentrates

Economic results (LOM)	Pre-tax	Post-tax
Cash flow undiscounted ($M)	899	562
NPV @ 8% ($M)	344	188
NPV @ 5% ($M)	497	291
IRR (%)	23.8	18.4
Payback period (years from first revenue)	4.4	4.6
Average annual EBITDA ($M)	81

Capital cost estimates

The general breakdown of the Pre-Production Capital cost estimate for the Prairie Creek Project is indicated in the following table:

Table ES.1.5 Capital cost estimate – Prairie Creek Mine

	Project year
Description (costs in $M)	-02	-01	01	Total cost
Mine development	2.6	13.6	21.5	37.7
Site preparation	4.3	12.5	2.6	19.4
Mill process plant	9.0	18.9	3.2	31.1
Paste tailings plant and process	2.9	16.6	3.4	22.9
Indirects including EPCM	10.9	7.8	5.1	23.8
Other site infrastructure	6.7	7.7	1.5	15.9
All season road	13.0	41.6	13.9	68.5
Owner’s costs	6.8	15.3	11.5	33.6
Total (excluding contingency)	56.2	134.0	62.7	252.9
Contingency	5.5	12.3	8.2	26.0
Total pre-production capital	61.7	146.3	70.9	278.9

Pre-Production Capital cost refers to capital costs incurred until the first processing of mined ore, and has been estimated at a total of $252.9M, excluding contingency, and $278.9M including a contingency of $26.0M.

Based on proposals received, several capital items will be supplied on a lease-to-purchase basis, including the accommodation camp, paste plant, flotation cells and thickeners. The lease costs of such items incurred during the pre-production period are included in Pre-Production Capital costs, and lease costs incurred after production start-up are included in Sustaining Capital costs.

Contingency for the process plant and site infrastructure portion was estimated using a Monte Carlo simulation model with an overall contingency of 13.2% based on 80% confidence level. Mine development costs are largely based on contractor quotes for the detailed scope of work, but with an overall 13.0% contingency allowance. The all season road estimation used an overall contingency of 8.0% and owner’s costs were assigned a contingency factor of 10.0%. The overall Project contingency is 10.3%.

Sustaining capital over the life of the mine has been estimated at $117M and relates largely to ongoing mine development as the mine is expanded to deeper levels, ongoing maintenance of the all season road, and includes leasing costs of capital items in the amount of $11M.

Working capital of $36 million is estimated to be required over the first six months subsequent to the start of commercial production.

Operating cost estimates

The breakdown of the Operating Cost Estimate for the Prairie Creek Mine, on a Canadian dollar per tonne mined basis, is shown in the following table.

Table ES.1.6 Operating cost estimate – Prairie Creek Mine

Total operating cost	($/t mined)
Mining	58.23
Milling / processing	46.76
General and administrative	30.32
Site services	18.55
Sub-total	153.86
Transportation[1]	68.73
Total	222.59

1. Includes truck / rail / handling / shipping.

Mining operating costs for the first two years of operation are largely based on contractor quotes. Operating cost estimates for mining beyond the contractor period have been developed from first principles and using direct supplier quotes.

The mining contractor quotes for the first two years of operation, based on a detailed scope of work and schedule, provide a high level of confidence in the estimated mining costs. The indicative proposal from the Northwest Territories Power Corporation to supply turnkey type power generation provides further support in the key area of power costs.

The following list summarizes key project assumptions used to develop the operating costs, which are in 2017 constant dollars:

•	All electrical power will be produced by generators operating on LNG and provided by Northwest Territory Power Corporation on a flat rate for the life of mine and using an estimated LOM power cost of $0.25/kWhr for the main power generation.
•	A delivered price of diesel of $0.82/L and LNG of $15.50/GJ was used to estimate power costs other than for the main generator supply.
•	Mill, surface and G&A operating costs are generally deemed to be steady-state per tonne milled LOM, based on recent labour and materials costs.
•	Manpower costs for road maintenance and concentrate haul are included in total transport costs.

Economic analysis

The Base Case economic model has been developed using long-term metal price assumptions of US$1.10/lb zinc, US$1.00/lb lead, US$19.00/oz silver and an exchange rate of C$1.25:US$1.00. Determination of metal prices for use in the 2017 FS has included consideration of consensus price forecasts published by Consensus Economics Inc. as at September 2017, and a review of market commentary published by various services, including the International Lead and Zinc Study Group, CRU, Metals Bulletin Research, Wood Mackenzie, and other industry sources as discussed in Section 19. Current metal prices, rolling three-year averages, and prices used in recent similar mining project studies were also considered for the Prairie Creek economic evaluation.

A sensitivity analysis was conducted on the Project model to evaluate its robustness against variations in financial parameters, specifically Base Case metal prices +/- 10% and the Base Case foreign exchange rate +/- 10% and +4%. The financial analysis centering on the Base Case, showing average annual EBITDA, NPV (at 8% and 5% discount rates), IRR and payback periods, on a pre-tax and post-tax basis is presented in the following table.

Table ES.1.7 Financial analysis – Prairie Creek Mine

Metal price scenario[1]	90%	100%	110%
Average Annual EBITDA ($M)	59	81	103
Pre-Tax Cash Flow Undiscounted ($M)	546	899	1,251
Pre-Tax NPV @ 8% discount ($M)	166	344	523
Pre-Tax NPV @ 5% discount ($M)	270	497	724
Pre-Tax IRR	16.5%	23.8%	30.2%
Post-Tax Cash Flow Undiscounted ($M)	345	562	779
Post-Tax NPV @ 8% discount ($M)	74	188	301
Post-Tax NPV @ 5% discount ($M)	148	291	433
Post-Tax IRR	12.4%	18.4	23.7%
Post-Tax Payback Period (years from first revenue)	5.7	4.6	4.0

Exchange rate scenario[2]	C$1.125:US$1.00	C$1.30:US$1.00	C$1.375:US$1.00
Average annual EBITDA ($M)	62	89	100
Pre-Tax Cash Flow Undiscounted ($M)	589	1,022	1,208
Pre-Tax NPV @ 8% discount ($M)	188	407	501
Pre-Tax NPV @ 5% discount ($M)	298	577	696
Pre-Tax IRR	17.4%	26.2%	29.5%
Post-Tax Cash Flow Undiscounted ($M)	372	638	752
Post-Tax NPV @ 8% discount ($M)	88	228	287
Post-Tax NPV @ 5% discount ($M)	166	341	416
Post-Tax IRR	13.2%	20.3%	23.1%
Post-Tax Payback Period (years from first revenue)	5.5	4.4	4.1

1. Metal prices varied plus / minus 10% and exchange rate unchanged.

2. Exchange rate varied plus / minus 10% and plus 4%, and metal prices unchanged.

A ‘stressed case’ sensitivity analysis using assumed metal prices of US$0.80/lb for zinc and lead and US$17/oz for silver, and an exchange rate of C$1.40:US$1.00 indicates a pre-tax NPV8% of $104M and IRR 14% (post tax NPV8% of $32M and IRR 10%). Using the average metal prices for the three years ended 30 June 2017 of US$0.98/lb for zinc, US$0.88/lb for lead and US$16.82 for silver, and an exchange rate of C$1.27:US$1.00 indicates a pre-tax NPV8% of $161M and IRR 16% (post-tax NPV8% $71M and IRR 12%).

Recommendations

As a result of the feasibility study assessment, AMC recommends the following:

•	Early completion of engineering and mine development programs to facilitate achievement of scheduled access development, initial dewatering and first ore.
•	Completion of permitting of the all season access road.
•	Study of opportunities for enhanced mine operation through use of automation and advanced technology.
•	Further underground paste backfill strength and flow property studies.
•	Additional study of paste binder requirements and backfill methodology.
•	Further hydrology study to enhance understanding of water ingress to the mine and optimize dewatering strategy and water treatment.

•	Selection of appropriately qualified and experienced mining contractor for the pre-production phase and the first phase of production operations.
•	Completion of a detailed trade-off study further examining the economic merits of recovering lead oxide and oxide recovery at low grades.
•	Further detailed mine design and schedule to optimize grades, and balance ore and tailings stockpile requirements.
•	Detailed design of key underground infrastructure including magazines, dewatering and sump set-ups, service bays, main fan and heating set-ups, electrical infrastructure.
•	Finalization of arrangements for active and passive tailings stockpiles.
•	Ordering of key long-lead items for underground operation including main fans and heaters.

Ausenco recommends the following in the execution phase of the project:

•	Further investigation of the use of LNG (liquefied natural gas) for heating of buildings and underground mine.
•	Further investigation of the use of excess heat from generators to supplement underground heating.
•	Investigation of the use of used construction equipment and mobile equipment for operations.
•	Optimization of the paste plant design, to include best use of recent test results.
•	Complete detailed engineering and IFC drawings to support the procurement and construction of the process plant and site infrastructure.
•	Completion of early works site activities including removal of existing generators from the power house, repair of the mill roof, initial work on the water storage pond and waste rock pile, site clearance of derelict buildings, equipment and scrap material.
•	Selection of appropriately qualified and experienced contractor(s) to construct the surface works.
•	Selection and engagement of appropriately qualified and experienced contractor(s) to carry out the construction of the process plant and site infrastructure.

Total associated preliminary cost estimate for the above recommendations from AMC and Ausenco is $18.2M, of which the majority is included in the FS Capital Cost estimate.

Conclusions

The Prairie Creek Property contains a high-grade, silver-lead-zinc-copper vein along with other lead-zinc deposits and deposit types.

The 2017 FS indicates a Mineral Reserve of 8.1 Mt and an LOM from mill start-up of 15 years at a steady-state production rate of 584,000 tpa.

Mill start-up is projected for August 2020, with a pre-production period during which detailed engineering, mill and camp refurbishment, underground development from existing workings, and construction of key surface infrastructure items, including a paste plant and all season road, will take place.

The 2017 FS indicates a base case Pre-Tax Net Present Value (“NPV”) of $344M using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 23.8% and a post-tax NPV of $188M with a post-tax IRR of 18.4%. The Base Case metal price assumptions used in the model are: Zn US$1.10/lb., Pb US$1.00/lb., Ag US$19.00/oz., with a foreign exchange rate of C$1.25=US$1.00.

The development of the Prairie Creek Mine is projected to offer significant economic advantages on a wider scale. Canadian Zinc has indicated that there is broad support among aboriginal organizations and communities in the Dehcho region for the direct benefit and economic stimulus that the mine would bring to this region of the Northwest Territories. Its envisaged operation presents a significant opportunity for potential enhancement of the social and economic well-being of the surrounding communities. During construction there will be approximately 211 jobs, and during steady state operations over the life of the mine there will be approximately 330 direct full-time jobs. In addition, the Project offers other potential indirect business and employment opportunities, related to transport, supply of the mine site and environmental monitoring and management.

The Prairie Creek Mine is shown to be a viable project, based on the Mineral Reserves, mine plan, and production and economic parameters determined within the 2017 FS. AMC recommends that Canadian Zinc advance the Project to the next stage, which will include: detailed design and planning of the required services, construction of the all season road, refurbishment of the mill, ordering the long-lead equipment for power generation, portal refurbishment, access widening, and development of ramp declines and underground infrastructure in preparation for ore production and processing.”

The information relating to the Prairie Creek Property in the preceding sections has been extracted from the 2017 Technical Report dated September 28, 2017 (filed on SEDAR and EDGAR).

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

However in April 2001, both the Parks Canada Agency and Pehdzeh Ki First Nation referred the proposal to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment pursuant to section 126(2) of the MVRMA. The referral occurred prior to the Water Board’s completion of its preliminary screening of the proposed development.

The Environmental Assessment was conducted throughout 2001 and into 2002. The Review Board submitted its EA Report on February 5, 2002 to the Minister of Indian Affairs and Northern Development. On September 3, 2002, the Minister requested that, as per section 130(1)(b)(i) of the MVRMA, the Review Board was to give further consideration to unresolved issues in the EA Report relating to the tailings containment area and water treatment in general.

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

Mine Decline Land Use Permit Issued (Exploration)

In May 2012, the Water Board issued a Class “A” Land Use Permit, MV2012C0008, for the activity of underground decline development. This permit expires on on May 9, 2019 and is renewable every two years. The Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

Land Use Permits and Water Licence– Winter Road

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

Canadian Zinc holds all land use permits and water licences required for the construction and operation of the entire 184 kilometre winter access road along a realignment route which connects the Prairie Creek Mine to the Liard Highway and for the construction of two transfer and staging facilities along the road, one near the Liard River crossing and the second inside the Park at about the half way mark. The winter access road, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve is multi-jurisdictional and the Company has received from both the Water Board and Parks Canada all necessary winter road related land use permits and licences related to their respective jurisdictions.

The Company has made application to the Mackenzie Valley Land and Water Board for a two year extension to Winter Road LUP MV2012F0007, which had an original term which expired January 2018, and submitted a request for clarification of use of the alignment of the All Season Road, where it deviates from the winter road alignment, under Winter Road LUP MV2012F0007LUP.

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

The MVLWB referred the applications to the MVRB on May 22, 2014 for environmental assessment [Prairie Creek Mine All Season Road EA1415- 01 - 2014]. CZN produced a draft Terms of Reference (“ToR”) for a Developer's Assessment Report on June 4, 2014. Community meetings to consider the scope of the EA were subsequently held in Nahanni Butte, Fort Liard and Fort Simpson over the period June 9-11, 2014 and a technical scoping meeting was held in Yellowknife on July 8, 2014. The MVRB collated scoping meeting comments, and issued their version of the draft ToR for comment on July 31, 2014. The MVRB produced a final ToR on September 12, 2014.

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

The Review Board held Community Hearings in Nahanni Butte on April 24, 2017 and in Fort Simpson on April 25, 2017. The Community Hearings provided an opportunity for local communities to hear and to participate in a discussion of the issues related to the proposed road development and to raise any concerns directly with the Review Board. There was strong support shown for the Prairie Creek Project from both communities.

The Review Board held Formal (Technical) Public Hearings in Fort Simpson April 26–28, 2017. These more formal Hearings involved review by all registered parties through a series of presentations followed by questions.

Participating parties in the Hearings included the Nahanni Butte Dene Band, the Liidlii Kue First Nation, the Dehcho First Nations, Government of the Northwest Territories, Environment and Climate Change Canada, Fisheries and Oceans Canada, Indigenous and Northern Affairs Canada, Natural Resources Canada and Parks Canada Agency. The Public Hearings were completed in May 2017 and the Review Board closed the public record.

In September 2017, the Review Board recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s Prairie Creek All Season Road Project for the Prairie Creek Mine and submitted the Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommended the approval of the Prairie Creek All Season Road be made subject to implementation of the measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

The full text of the Report of Environmental Assessment and Reasons for Decision (331 pages plus appendices), together with all proceedings, transcripts, technical reports and detailed information on the environmental assessment of the Prairie Creek Mine All Season Road EA1415- 01[2014] are available on the website registry of the Review Board at http://reviewboard.ca/registry/project.php?project_id=680, under the file of Canadian Zinc Corporation.

In its Report, the Review Board has prescribed mitigation measures, many of which build on Canadian Zinc’s commitments made during the EA, intended to mitigate the potential adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment. Some of the Review Board measures also include requirements that Canadian Zinc negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

During the summer of 2017, three separate field programs relating to the All Season Road were completed. The programs were part of the Company’s further commitments to the route assessment made during the environmental assessment process and included center-line survey location for the road route and additional baseline environmental studies including, bird, wildlife and vegetation studies. The helicopter supported programs were carried out from bases at both the mine site and at the community of Nahanni Butte.

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations, on January 19, 2018, INAC provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to meaningfully consult with potentially impacted Indigenous groups.

INAC has requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

Canadian Zinc is cooperating with the request from INAC and is engaging with Indigenous groups to discuss the implementation of various measures recommended by the Review Board, the sharing and incorporation of Dene traditional knowledge and values into project design and the inclusion of the Indigenous groups in environmental and wildlife monitoring of the All Season Road.

The issue of the information requests, pursuant to subsection 130 (4.06) of the Mackenzie Valley Resource Management Act, has the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report of Environmental Assessment. The time limit, extended by an additional two months, will resume only after the Company has provided an adequate response to the information requested.

Canadian Zinc had expected that implementation of the measures which had been recommended by the Review Board would be addressed and resolved during the permitting phase with the Water Board and Parks Canada, as in previous applications; however, INAC has indicated that the Responsible Ministers require these issues clarified at this stage and not deferred to post-environmental assessment processes. As such, the engagement requested is not an unexpected requirement but rather one brought forward to the current stage of the process.

Once the environmental assessment report is approved by the Minister, the permitting process enters the regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, in which road permits are issued by the Water Board and by Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report.

The proposed All Season Road follows the general alignment of the already permitted winter road, while locally adjusting the route to accommodate for terrain, site characteristics, and road specifications more suitable and preferred for an All Season Road. The road from the mine to kilometre 37.4 is permitted for all season use but needs upgrading along this section, including minor realignments and new watercourse crossings.

Canadian Zinc plans to construct the road over a period of three years. Prior to construction activities, the Company plans to conduct geotechnical field investigations leading to detailed road design plans and award construction contracts. The plan is to build a winter road in the first winter season to support road construction activities. The first winter road will also be used for transporting equipment, materials and diesel fuel to site for mine construction.

Development of the All Season Road will enable the transportation of concentrates, outbound, and supplies, inbound, spread throughout the year reducing the need for a large inventory of supplies on site. The All Season Road will also have environmental and safety benefits as with the trucking spread out over the year, there would be less traffic volume and avoiding possible congestion in winter, which will lower the risk of accidents or spills. The road will also have the potential to reduce energy costs and enable the use of more environmentally friendly alternative energy sources, as local gas fields in the Northwest Territories could be a source of LNG which has the potential to reduce reliance on diesel fuel, and thereby further reduce environmental impacts..

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

Applications for Operating Licence/Permit

The Company has secured a Type "A" Water Licence and all necessary associated Land Use Permits, through the regulatory process established under the MVRMA, that permit development and subsequent mine operation and production at Prairie Creek.

Operating Licence/Permit - Environmental Assessment

In June 2008, the Company applied to the Mackenzie Valley Land and Water Board for a Water Licence and associated Land Use Permits to support a mining operation at Prairie Creek. In August 2008, the application was referred to EA under the Review Board, the primary authority responsible for all environmental assessment and review throughout the Mackenzie Valley in the Northwest Territories, and has since been working through the various stages within the EA. These stages included a Written Hearing on the terms of reference, scoping sessions, submittal of a Developer’s Assessment Report, two formal Information Requests and two Technical Sessions, a Community Hearing and a two-day Public Hearing, followed by Closing Submissions.

On December 8, 2011, the Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine and submitted the EA Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development Canada. The Review Board concluded that the proposed development of the Prairie Creek Mine, including the list of commitments made by the Company during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

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

In a decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the Decision that the Ministers would not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor would they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

Operating Licence/Permit - Regulatory Process

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Comprehensive Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

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

On December 22, 2013, the Company filed a request with the Water Board to amend certain terms of the Type “A” Water Licence and the Operations Land Use Permit, specifically to extend the term of the permits and to change the timing schedule for the required security deposits to coincide with commencement of construction and commercial operation. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease.

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

Other 2017/2018 Permitting Activities

The Company has made application to the Mackenzie Valley Land and Water Board for a number of amendments to existing Licences and Land Use Permits. Four applications are currently underway awaiting decision by MVLWB:

•	Amendment to Water Licence MV2008L2-0002 to extend the term of the Licence for the life of Mine.
•	Amendment to Water Licence MV2001L2-0003 to amend the Zinc compliance levels to reflect the levels prescribed in the federal Metal Mining Effluent Regulations.
•	Extension for two years to Winter Road LUP MV2012F0007, which had an original term which expired January 2018.
•	Request for clarification of use of the alignment of All Season Road, where it deviates from the winter road alignment , under Winter Road LUP MV2012F0007, submitted at the same time with the application for the two-year extension.

Environmental Matters

Impact Assessment

The Company’s Developer’s Assessment Report (DAR) submitted to the Review Board in March 2010 outlines the Company’s assessment of any potential environmental impact that operating the Prairie Creek mine may have on the region.

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

The Company Developer’s Assessment Report (DAR) submitted to the Review board in April 2015 outlines the Company’s assessment of any potential environmental impact that Prairie All Season Road may have on the region.

In September 2017, the Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s Prairie Creek All Season Road Project for the Prairie Creek Mine. The Review Board recommended the approval of the Prairie Creek All Season Road be made subject to implementation of the measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people. In its Report, the Review Board prescribed mitigation measures intended to mitigate the adverse impacts on the environment, improve monitoring and managing the potential impacts. With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

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

In 2012 Environment Canada initiated a 10 Year Review process of the Metal Mining Effluent Regulations (“MMER”). The review is focused on proposed amendments to MMER that would include more stringent effluent limits and, among other proposals, make changes to the Environmental Effects Monitoring program. Environment Canada proposes to establish BATEA based (best available technology economically achievable) effluent limits as a means to promote continuous improvement in the sector. On May 13, 2017, the proposed Regulations Amending the Metal Mining Effluent Regulations, were published in Canada Gazette Part 1. The proposed Amendments would impose more stringent limits for arsenic, copper, cyanide, lead, nickel, and zinc, as well as introduce limits for un-ionized ammonia. Several amendments are proposed to improve the efficiency of the environmental effects monitoring performance measurement and evaluation requirements. The proposed Amendments would require that mine effluent not be acutely lethal to Daphnia magna whereby a first acute lethality failure for Daphnia magna would not result in a loss of the authority to deposit, while subsequent failures would. The proposed Amendments would come into force on the day on which they are registered, which is expected to take place in 2018.

The Company has made application to the Mackenzie Valley Land and Water Board for an amendment to Water Licence MV2001L2-0003 to amend the zinc compliance levels to reflect the levels prescribed in the federal Metal Mining Effluent Regulations and the application is awaiting decision by the Water Board.

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

Climate Change: Climate change is not expected to significantly affect the Prairie Creek Mine itself. Experience in recent years would indicate that Winter seasons in the north of Canada have been getting somewhat shorter and a little warmer. Climate change may alter the pattern of stream flows somewhat. It is planned that the Mine will discharge mine water to the receiving stream environment, which will be contingent on adequate water flow in the receiving stream and the rate of discharge will be managed and controlled using on-site water storage, thereby compensating for any potential flow variations.

The Company identified some climate change project risks from reliance on a winter-only access road and with a large volume of concentrates to transport out, and supplies to bring in to the mine site, each year, the decision was taken to propose construction and operation of an all season road. Constructing and operating the All Season Road will need to consider potential climate change. Natural thaw of discontinuous permafrost can be anticipated, which could lead to soil instability and potentially slope failures. Road investigation and design will account for these possibilities as much as possible and ongoing road maintenance may be required to address zones of thaw and settlement, as well as local soil movement or erosion.

Monitoring and Reporting: Significant monitoring of the Mine site, access road and the environment will occur during and after the Mine’s life. Monitoring programs will include water, soil and air quality, hydrology, wildlife, harvesting, aquatics, traffic and access control. Canadian Zinc expects individuals from local communities to be involved in this monitoring, both as employees and independent monitors. Canadian Zinc hosted two environmental monitor training courses at the Mine site for local Indigenous people in order to develop a labour pool for future monitors. Canadian Zinc undertakes to share the monitoring results with local communities and regulatory agencies. It is contemplated that the Canadian Zinc-Parks Canada-Dehcho First Nations Technical Committee will become a more public, inclusive Advisory Committee that will meet three times per year in the region. It is expected that the Advisory Committee will be a forum for review of Mine and access road environmental performance and to discuss and address any concerns. Monitoring data will be presented and discussed, with consideration of adjustments to programs as appropriate. Data from independent monitoring will be compared to project monitoring, and any significant differences discussed. At one of the meetings each year, regulators will be invited and compliance with permits will be considered. Canadian Zinc will produce annual monitoring and permit compliance reports.

Acid Rock Drainage

The mineral resources at the Prairie Creek Mine are hosted in carbonate rocks. The low sulphide values and high excess neutralization potential of the host rocks (and tailings products) indicate that these materials will pose no long-term hazard to the environment through sulphide oxidation processes.

Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994. The results indicated an overwhelming dominance of acid neutralizing minerals, with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200. Initial analysis of flotation tailings generated from metallurgical test work has indicated a similar excess of neutralization potential. The Company does not anticipate the potential for any acid rock drainage impacts.

Mesh Environmental Inc. (“Mesh”) undertook a follow-up study during 2005/06, with the objectives of significantly expanding Rescan’s 1994 rock sample dataset and incorporating analyses on mineralized rock samples, tailings and concentrates. Sample collection was completed by Mesh at the Mine Site during September 2005. A total 66 samples were included in Mesh’s characterization program.

A total of ten process waste samples, including mill rock, flotation feed, tailings and concentrate samples from tests performed in 2005 were provided by SGS Lakefield Research Limited in Lakefield, Ontario (ISO 9001-2000 accredited). So-called mill rock is wall rock dilution that will be separated from mineralized material in the processing plant.

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

Hazardous Materials

Hazardous and toxic waste materials have been stored at the Prairie Creek Mine site, including sodium cyanide and PCB’s that remained from Cadillac’s operations in the early 1980s. Diesel fuel is also stored on site. All such substances are or were stored in a secured manner and are regularly inspected by government agencies.

A disposal project for the cyanide commenced in 2007 and in July 2008, following receipt of the necessary regulatory approvals, the repacked sodium cyanide drums were transported to Cyanide Destruct Systems in Barrie, Ontario and the repackaging waste was removed to Earth Tech’s Swan Hills Treatment Centre in Alberta for destruction and disposal.

In 2010, a program was undertaken to remove, by airlift, all PCB (polychlorinated biphenyls) contaminated material that had been stored in a dedicated safe facility on site since 1982. The Company contracted Hazco Environmental Services to repackage, remove and transport the PCB material off-site to be disposed of, by incineration, at the certified Earth Tech Swan Hills disposal facilities in Northern Alberta.

An inspection of the Prairie Creek Mine site by Government of the Northwest Territories (GNWT) Lands Inspectors in August, 2016 in connection with existing Surface Lease 95F-10-005 identified the condition of drums containing sodium xanthate as a concern. In the Inspection Report dated September 30, 2016 Lands Department, GNWT, directed CZN that all compromised drums be replaced with sealable containers or removed from site. A letter from GNWT dated August 21, 2017 required CZN to repack leaking and/or compromised xanthate drums with approved packaging in accordance with applicable federal and territorial legislation and regulations. In September 2017, all xanthate drums were over packed into the soft over pack bags. In October 2017, GNWT noted some outstanding issues, including the ‘certification’ of the Reagent Pad (where the xanthate is stored). In November 2017, CZN described the process and details of the over packing and provided the relevant information to ‘certify’ the Reagent Pad. CZN believes it has addressed and satisfied the issues raised in the Inspection Reports and subsequent letters and has complied with all requests and directions of GNWT regarding the sodium xanthate the Surface Lease.

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

During the summer of 2017, three separate field programs relating to the All Season Road were completed. The programs were part of the Company’s further commitments to the route assessment made during the EA process and included additional baseline environmental studies including, bird, wildlife and vegetation studies.

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

Reclamation and closure costs for the Prairie Creek Property have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 15 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures.

The Company’s undiscounted decommissioning liability for the Prairie Creek site, as it currently exists, is calculated as at December 31, 2017 to be $2,728,000 (December 31, 2016 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be 2036. The discounted decommissioning liability is calculated using a risk free rate of 2.22% per annum (December 31, 2016 – 2.21%).

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

The Company currently holds a surface lease, issued by the Minister of Aboriginal Affairs and Northern Development Canada, which limits the use of the land for mine site care and maintenance purposes only and establishes the Company's current responsibility for abandonment and restoration in accordance with an abandonment and restoration plan attached as a schedule to the surface lease. The Company applied to the Minister of Aboriginal Affairs and Northern Development Canada for a new surface lease for production to replace the existing care and maintenance surface lease. Following the devolution of lands and resource management in the NWT from the Government of Canada to the GNWT in 2014, the application for a new surface lease will be processed by the Government of Northwest Territories.

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

In June and December 2013, the Company filed requests with the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the site and cost of closure and reclamation is not applicable until a new surface lease for production replaces the existing care and maintenance surface lease.

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

First Nations Indigenous Groups

The Prairie Creek Mine is located on land claimed by the Naha Dehe Dene Band of Nahanni Butte as their traditional territory. There is no other existing land occupation, or commercial land or water based activities in the vicinity of the Prairie Creek Mine. Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history. There is no permanent road access into the Prairie Creek Property, other than the existing Winter Road which was established in 1981. Regular access is by air only to a private airstrip controlled by the Company.

The Nahanni Butte (Nahaahdee) Dene Band is a “band” pursuant to the Indian Act RSC 1985 and is part of the Dehcho Indigenous group. The members of the Dehcho are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982.

The Dehcho are a distinct group of Aboriginal people, whose ancestors were among the South Slavey people of the Dene Nation of what is now the Northwest Territories, and the Metis people within the Dehcho territory. The Dehcho have had their own system of laws, religion, economy, customs, traditions and language since time immemorial. Many Dehcho people continue to rely heavily on the land, water and resources within Dehcho territory for sustenance, social and ceremonial purposes. The Dehcho territory has an area of approximately 210,000 km2 and has a native population of approximately 3,500 as estimated by the NWT Bureau of Statsitics in July 2017.

The Dehcho Aboriginal communities hold collective Aboriginal title and rights and treaty rights to Dehcho territory and hold other Aboriginal rights as a collective in relation to their land and governance over the land and the Dehcho people.

Until 2017 the Naha Dehe Dene Band were members of the Dehcho First Nations (“DFN” or “DCFN”) but in 2017 served notice that they were withdrawing from the DFN.

The DCFN is an organization representing the Dene and Metis peoples in the Dehcho territory of the Northwest Territories which comprise nine individual member communities around the southwest NWT who work together to protect and promote their shared interests. The DCFN is incorporated as a society under the laws of the Northwest Territories to provide leadership, governance, administration and program delivery to their member communities. The DCFN is a governing body of the Dehcho people lands, and is one of seven local government administrative regions in the Northwest Territories which administers oversees a number of programs and services for its member communities including those relating to health, employment, education, and land and resource management.

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

Since the mid-1990s the Dehcho and the Federal Government and the Government of the Northwest Territories have been engaged in ongoing land settlement negotiations in what is referred to as the “Dehcho Process.”, whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory. The objective of negotiations is to complete a Dehcho Final Agreement which clarifies and builds upon existing Treaties by implementing a Dehcho government which will make laws and deliver programs and services; be a public government based upon Dehcho laws and customs and other Canadian laws and customs; and be the primary government for the delivery of programs and services to residents of the Dehcho territory. The Final Agreement will also describe intergovernmental relationships and jurisdictions, provide for certainty and clarity of rights respecting land, resources and governance and provide for the use, management and conservation of land, water and other resources, including wildlife, fish and their habitat in the Dehcho territory.

Early negotiations proved very slow in part because the Dehcho initially rejected the land selection process by which other land claim disputes have been typically settled in the North. Under the typical system, the Federal Government and First Nations select by negotiation particular areas of land in the area under dispute. Once selected the Government makes a financial payment and the claim is settled. However, the DCFN have been holding out for full constitutional, legal and governmental control over their entire region, where effectively the laws of Canada would no longer apply, and this has led to lengthy and difficult negotiations.

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

Negotiations in the Dehcho Process continued intermittently since 2006 with no apparent progress reported.

In 2008 the Acho Den Koe First Nation (“ADK”) of Fort Liard withdrew from the Dehcho First Nations and in 2014 negotiated and signed an Agreement in Principle with the Governments of Canada and the Northwest Territories.

Under the Agreement-in-Principle, Acho Dene Koe First Nation will select approximately 6,474 square kilometers of treaty Settlement Lands to provide Acho Dene Koe First Nation the opportunity to realize the goal of self-government over their traditional territory.

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

Following devolution the DCFN and the Government of the Northwest Territories agreed to establish a bilateral process to explore new and innovative solutions to break the log-jams at the main negotiations.

A draft bilateral agreement was tabled and discussed in 2014. The draft agreement provided for land selection, the completion of a Dehcho Land Use Plan and the structure and responsibilities of a Dehcho Resource Management Authority. It was reported in January 2015 that the GNWT offered the Dehcho First Nations land selection of 37,500 square kilometres of their traditional territory, with only surface rights, as well as a generalized interest in the subsurface equivalent of approximately 18% of the Dehcho Settlement Area. The GNWT stated that the offer to the Dehcho First Nations is consistent with previously settled claims in the Mackenzie Valley. It was reported in local media that the GNWT offer is not acceptable to the Dehcho and the DCFN have called for a mediator to work through the dissensions and come to an agreement. It has been reported that the DCFN are reportedly seeking 50,000 square kilometres of land, with surface and subsurface rights.

In September 2017, the Dehcho First Nations asked Canada and the GNWT to return to the negotiating table to complete an agreement on lands and governance as soon as possible to complete the work that began in 2001 and suggested that the parties engage the services of a mediator at the negotiating table to speed up the process. Negotiations had been stalled since April 2017 when the two governments asked the DFN to clarify its positions on the role of the GNWT in Treaty negotiations, and on the development of an integrated system for managing and protecting natural resources in the NWT.

The outcome of the Dehcho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Dehcho government within the Dehcho territory. It is expected that the negotiations towards a Dehcho Final Agreement will take many years to complete.

During 2017 the Naha Dehe Dene Band gave notice to Canada and to the GNWT that it was withdrawing from the Dehcho First Nations and would seek to negotiate a land claim settlement agreement on ints own.

The Company cannot predict the impact that the withdrawal of the Naha Dehe Dene Band from the Dehcho First Nations, and from the Dehcho Process, or the impact, if any, that the Dehcho Final Agreement, if eventually approved and signed, may have on the Prairie Creek Mine or the permitting thereof. The Company believes that the separate goals of the Dehcho First Nations in achieving political sovereignty and economic self-sufficiency, whilst protecting the environment, are compatible with the development and operation of the Prairie Creek Mine.

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations, including around Crown duties to consult under section 35 of the Constitution.

In connection with such consultations INAC provided Canadian Zinc with certain information requests identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers “can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups”.

INAC has directed Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations to gain an understanding of the Indigenous groups’ requests, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the EA process.

The various measures principally relate to the sharing and inclusion of Dene traditional knowledge and values, how Indigenous groups will be included in environmental monitoring of the Project and the implementation of related measures.

Naha Dehe Dene Band - Nahanni Butte

The Prairie Creek Mine is located 90 kilometres from the nearest settled community of the Naha Dehe Dene Band at Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 kilometres downstream of the minesite. The population of Nahanni Butte is approximately 90 people.

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

During 2017 the Naha Dehe Dene Band gave notice to Canada and to the GNWT that it was withdrawing from the Dehcho First Nations and would seek to negotiate a land claim settlement agreement on ints own in respect of its traditional teritory.

The Company is currently in discussions with the Nahanni Butte Dene Band for a supplemental agreement concerning the All Season Road to the Prairie Creek Mine, the proposed route of which passes close to the Nahanni Butte community.

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

The Company is in communication with LKFN to seek to clarify the LKFN Agreement and potentially for a supplemental agreement concerning the All Season Road to the Praire Creek Mine.

Following receipt of a consultation letter dated September 12, 2017 from the Canadian Northern Economic Development Agency (CanNor) and the Government of Northwest Territories to the LKFN to determine whether the environmental assessment process for the Prairie Creek All Season Road addressed any concerns of the LKFN regarding potential adverse impact of the road on established or asserted Aboriginal and/or Treaty rights, the LKFN submitted a reply dated October 20, 2017 in which they suggest that Canadian Zinc must demonstrate in advance of receiving any regulatory approvals that it has the capacity to fully implement the measures proposed by the Review Board, particularly in respect of the measures which propose the direct participation of LKFN and other affected First Nations in monitoring the impacts of the road, participating in Indigenous knowledge studies, informing further technical design of the road and informing adaptive management processes in respect of the project. LKFN submits that Canadian Zinc should be required to enter into legally binding agreements with LKFN and other affected First Nations (either individually or collectively) in advance of any permitting to establish that the necessary funding commitments are in place.

In January 2018, in connection with the Report of Environmental Assessment for the Prairie Creek All Season Road, INAC provided Canadian Zinc with information requests identifying specific issues and concerns raised by LKFN that need further clarity through engagement. INAC directed Canadian Zinc to engage the Liidlii Kue First Nation and the Dehcho First Nations to gain an understanding of the Indigenous groups’ requests, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board. The various measures principally relate to the sharing and inclusion of Dene traditional knowledge and values, how Indigenous groups will be included in environmental monitoring of the Project and the implementation of related measures.

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

On December 5, 2017, Glencore Canada Corporation and Ontario Teachers' Pension Plan announced the formation of BaseCore Metals LP, a 50:50 joint venture limited partnership focused on base metals streams and royalties. Under the agreements for BaseCore Metals, Glencore contributed a portfolio of selected existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines, as well as 2% NSR royalties on Canadian Zinc’s Tulks South, South Tally and Long Lake properties in Newfoundland.

South Tally Pond Property

In 2012, Canadian Zinc acquired all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc.Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland.

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

The South Tally Pond VMS Project is located 110 kilometres southwest of the town of Grand Falls-Windsor, NL and 35 kilometres south of the community of Millertown, NL. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s former Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich copper-lead-zinc VMS discovery with a potential opportunity to develop into a viable economic resource.

The Property consists of five, contiguous 100% controlled properties or blocks including the Harpoon Block, Gills Pond Block, Higher Levels Block, South Tally Pond Block and the South Tally Pond Extension Block. The aggregate land position comprises 8 map-staked mineral licences (856 claims) covering 21,400 hectares immediately southwest of the former Duck Pond Mine. The Harpoon Block is subject to a 2% net smelter return royalty to the property vendors of which 50% is purchasable by Paragon.

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

The drilling programs conducted in 2013 and 2014 on the South Tally Pond Property were mostly outside the resource area and the drilling results were not considered material to the previous resource estimates.

Tulks South Property

In 2013 Canadian Zinc acquired 100% interest in several base metal properties in central Newfoundland including in the Tulks South Property, which includes the Boomerang, Domino and Long Lake base and precious metal-rich VMS deposits situated near the Company’s South Tally Pond project in central Newfoundland.

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

In 2014, the Company undertook a diamond drill program on its Tulks South property, focused on expanding the the mineral resource at the Boomerang-Domino deposit, extending the nearby Hurricane prospect mineralization and testing for extensions to the mineralization at the Tulks East prospect (2,000 metres). Following completion of the drill program at Tulks South, the drill was mobilized to the Long Lake project where a 2,712 metre wide spaced drill program was successful in extending the copper-lead-zinc massive sulphide mineralization. both up- and down-dip and along strike and showed a marked increase in the copper, lead, zinc, silver and gold grades to the west of the defined Main Zone deposit.

Central Milling Facility Research Collaboration Project

In 2015, the Company entered into a collaboration agreement with Buchans Minerals whereby the two Companies share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits. The intent and objective of the research is to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility. The concept is based on the potential that collectively, the satellite deposits can be economically mined, pre-concentrated, trucked and then milled simultaneously or sequentially through a central mill.

The collaborative research program, partially funded by the RDC through the GeoEXPLORE Industry-led program, initially examined seven VMS deposits located in central Newfoundland. Four of the deposits are held the Company (Lemarchant, Boomerang-Domino, Tulks East, and Long Lake) and three of the deposits are held by Buchans Minerals (Bobbys Pond, Daniels Pond and Tulks Hill). The seven deposits have demonstrated resources of various sizes and quality, are all located near the communities of Millertown and Buchans, NL and within trucking distance (30-90 km) of the recently closed Duck Pond Cu-Zn Mine. Individually at this time, the various deposits are not large enough to support stand-alone operations, but could potentially be developed with improving economic factors and by utilizing a central mill facility.

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

The Lundberg deposit is a large, near-surface and potentially open-pitable resource located on the north side of Red Indian Lake near the town of Buchans. The key rational to include the Lundberg deposit was to fully assess all the known deposits in the district and to determine if it could enhance the economics of a central milling facility and the future development of this region’s mineral resources. The additional tonnage contribution from the Lundberg deposit to a central milling facility could add considerably to its useful life.

Research Study Methodology

To evaluate the potential for centralized milling of some or all of these deposits, the study included bench scale testing for process development, preliminary mine plan development, and using a conceptual economic model to assess the economics of various processing scenarios.

The bench scale test work was undertaken by Thibault & Associates Inc. of Fredericton, New Brunswick, to characterize each deposit with respect to DMS and flotation for production of copper, lead and zinc concentrates. The use of DMS was considered as an opportunity to reduce transportation costs by rejecting waste at the mine site before trucking to the central milling facility. The bench scale flotation testing was completed in order to develop a common flotation flowsheet with flexibility for processing of the five different deposits involved, and improve grades, recoveries and operating costs defined by previous test programs.

The metallurgical test program, completed by Thibault & Associates Inc. was based on an assessment of pre-concentrating the ore prior to flotation using DMS technology and the development of a process compatible with the metallurgical characteristics of the five deposits under development.

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

In 2017, the Company resumed its diamond drilling exploration programs at the South Tally Pond and Tulks South projects. The drilling at South Tally Pond project was designed to continue to test for mineralized extensions to the Lemarchant deposit and initial drill testing of three high priority base metal prospects located in the Lemarchant area, including Lost Pond, Spencers Pond and Lake Ambrose West. Drilling at Tulks South was aimed at expanding the Boomerang-Domino deposit and testing three priority target areas within the horizon that hosts the Boomerang-Domino deposit, up to 2.0 km along strike of the deposit.

South Tally Pond Project

During 2017, the Company completed 15,264 metres of drilling in 56 drillholes and 3 drillhole extensions over three drilling campaigns at the Lemarchant deposit. The 2017 drill program focused on the expansion of the Lemarchant deposit’s two mineralized zones, the Main Zone and Northwest Zone, and to test several priority geophysical targets located to the immediate south and north of the Lemarchant deposit.

	2017 Winter Program		2017 Summer Program		2017 Fall Program
	Drillholes	Metres	Drillholes	Metres	Drillholes	Metres
Lemarchant Main Zone	9 + 3 Ext.	2,693	23	4,780	3	618
Lemarchant NW Zone	1	377	4	1,460	5	2495
South Target			6	1,479
North Target			5	1,363
TOTAL DRILLING	10 + 3 Ext.	3,070	38	9,082	8	3,113

The 2017 drilling intersected significant extensions of base metal massive sulphide mineralization, both up-dip and immediately along strike of the currently defined Lemarchant Main Zone. The Lemarchant Main Zone massive sulphide mineralization now extends an additional 80 metres up-dip and over a 250-metre strike length (from sections 100+75N to 103+25N). The vertical depths of the mineralized drill intercepts range from 120 to 170 metres. Drilling at the Lemarchant Northwest Zone, located 250 metres northwest of the Main Zone extended the mineralization along strike by up to 50 metres to the north and south.

The Lemarchant drill program included initial drill testing of previously defined EM geophysical anomalies at the North and South Lemarchant target areas, located approximately 500 metres along strike of the Lemarchant deposit. Drilling intersected similar stratigraphy to that seen at the Lemarchant deposit with significant metalliferous (pyrite-pyrrhotite) mudstones at the mafic to felsic volcanic transition. No significant mineralization was intersected in these initial drillholes, but the presence of metalliferous mudstones is encouraging.

For full results with drill hole location maps and key sections provided on the Canadian Zinc website.

A ground EM geophysical program was completed in mid 2017 at the South Tally Pond project with the aim of defining new drill targets. The geophysical program was focused on three priority target areas located immediately south (South Lemarchant target area), south-east and east of the Lemarchant deposit. Each area is associated with airborne EM conductors that remained untested by drilling. A total of 16.5 line-kilometres of time domain electromagnetic survey was completed on 21 grid lines in the 3 areas.

Two priority base metal prospects, Lost Pond and Lake Ambrose West located 6.0 km north and 4.5 km northwest of the Lemarchant deposit, respectively were drill tested in 2017.

•	Thirteen drillholes, totaling 3,559 metres were completed at the Lost Pond prospect and intersected a thick sequence of variably altered mafic-felsic volcanic rocks over a 400-metre strike length with thick intervals of pyrite-rich to graphitic mudstone horizons containing anomalous base metal mineralization. The metalliferous mudstone horizons, are geochemically similar to those that overlie the Lemarchant deposit, and suggest a favourable hydrothermal depositional environment for massive sulphide development.

•	Three drillholes, totalling 909 metres were completed at the Lake Ambrose West prospect and intersected felsic to mafic volcanic stratigraphy with a local pyritic, graphitic mudstone horizon intersected in two of the drillholes. The mudstone horizon is associated with elevated base metal mineralization with the lithogeochemistry suggesting a more distal hydrothermal depositional environment.

Canadian Zinc has engaged Mercator of Dartmouth, Nova Scotia, to complete an updated NI 43-101 Mineral Resource Estimate of the Lemarchant deposit. The updated Mineral Resource Estimate is scheduled to be completed in the second quarter of 2018.

As part of the Mineral Resource Estimate update, a geological structural study of the Lemarchant deposit was completed by Mercator and Terrane Geoscience Inc. The structural study will be incorporated into the Lemarchant geological model and will be utilized to target other areas of potential mineralization including faulted offsets adjacent to the Lemarchant deposit.

Tulks South Project

During 2017, the Company completed 4,981 metres of drilling in 14 drillholes at the Boomerang-Domino massive sulphide deposit and at three priority target areas located up to 2.0 km along strike of the Boomerang-Domino deposit.

Drilling at the Boomerang-Domino deposit (6 holes, 1,709 metres) successfully extended the Boomerang base metal mineralization up-dip by 50 metres in one drillhole. The remaining drillholes intersected up to 1 metre thick massive pyrite intervals with weak to anomalous base metals along the projected Boomerang horizon.

Drilling along strike of the Boomerang Domino deposit at the Zinc Zone (3 holes, 1291 metres), Telephone Hill (3 holes, 1,131 metres), and Hurricane prospects (2 holes, 836 metres) intersected variable altered, favorable felsic volcanic footwall stratigraphy with local, weakly anomalous base metal mineralization.

The drilling programs conducted in 2017 on the Tulks South Property were mostly outside the resource area and the drilling results are not considered material to the previous resource estimates.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Financial Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016 and other public disclosure documents of the Company.

For the year ended December 31, 2017, the Company reported a net loss and comprehensive loss of $11,074,000 compared to a net loss and comprehensive loss of $5,077,000 for the year ended December 31, 2016.

Included in the loss for the year ended December 31, 2017, were exploration and evaluation expenditures of $8,723,000 compared to $2,428,000 for the previous year.

The net loss in the the year ended December 31, 2017 included a gain on foreign currency translation and a tax deduction recovery of $148,000 and $267,000 respectively with no comparable gain or recovery in the comparable year. The net loss in the year ended December 31, 2017 included a gain on changes to the decommissioning provision of $3,000 compared to a gain of $64,000 in the comparative year of 2016.

Excluding the gain on foreign currency translation, the tax deduction recovery and the gain on changes to the decommissioning provision, the Company recorded a loss of $11,492,000 for the year ended December 31, 2017 compared to a loss of $5,141,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2017, the Company expensed $5,542,000 on its exploration and evaluation programs for Prairie Creek Project compared to $1,857,000 for the year ended December 31, 2016. Mine planning and feasibility studies costs amounted to $3,162,000 in 2017 compared to $331,000 for the previous year.

For the year ended December 31, 2017, the Company also expensed $3,181,000 on its exploration and evaluation properties in central Newfoundland compared to $571,000 for the comparative year. A multi-phase drill program began in the final quarter of 2016 and continued to the end of 2017.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2017 was $68,000 versus $60,000 for the comparative year. The increase is attributable to the overall increase in amounts available for investment during the current year versus the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $1,914,000 for the year ended December 31, 2017 compared to $1,621,000 for the comparative year. The slight increase is predominantly due to increased salary costs in the current year.

Share-Based Compensation

Share-based compensation was $842,000 for the year ended December 31, 2017 versus $1,104,000 for the comparative year. The decrease is due to not issuing RSUs in 2017 (2016 - 1,900,000) to senior officers; the issuance of DSUs (in the amount of 662,440 in 2017 and 376,034 in 2016) to independent directors; and not issuing of stock options in 2017 (2016 - 5,200,000) to directors, officers and employees. The RSUs granted are subject to a ten to 18 month vesting period and were assigned a fair value based on the share price at time of issuance with the fair value amortized over the vesting period. The DSUs, which are issued quarterly, are fully vested upon issuance and were assigned a fair value based on the five-day volume weighted average share price at time of issuance. The options granted in 2016 vest over two years and are assigned a fair value determined using the Black-Scholes option pricing model with assumptions specified in Note 12 of the Company’s financial statements.

Other Income (Expenses)

The Company recorded a gain on foreing currency translation and a tax deduction recovery in the amount of $148,000 and $267,000 respectively for the year ended December 31, 2017 with no comparable gain or recovery in the year ended December 31, 2016. The foreign currency translation gain was recorded to revalue the US dollar loan to Canadian dollars as at December 31, 2017. The tax deduction recovery was in respect of flow-through shares previously issued as outlined in Note 11 of the Company’s financial statements.

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

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2016 was $60,000 versus $107,000 for 2015.

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

The Company also recorded a gain on the change in the decommissioning provision of $64,000 for 2016 compared with a gain of $246,000 in 2015.

B. Liquidity and Capital Resources

At December 31, 2017, the Company had a positive working capital balance of $11,791,000 including cash and cash equivalents of $12,979,000 and short-term investments of $31,000. The Project Bridge Loan of US$10 million from RCF VI will mature on January 31, 2019.

At December 31, 2016, the Company had cash and cash equivalents of $9,817,000, short-term investments of $28,000 and a positive working capital balance of $9,513,000.

During the year ended December 31, 2016, the Company’s marketable securities were liquidated for cash of $936,000 with no purchase or sale occurring in the current year.

Accounts payable and accrued and other liabilities at December 31, 2017 were $1,647,000 compared to $801,000 as at December 31, 2016.

Cash inflows from financing activities totaled $12,538,000 for the year ended December 31, 2017 versus $11,232,000 for 2016, due to the Company’s financing activities in the fourth quarter of 2017 and the third and fourth quarters of 2016.

During the year ended December 31, 2016, the Company issued 47,466,664 common shares, for proceeds of $11,090,000 net of share issue costs and also received $142,000 for the issuance of 406,200 common shares upon the exercise of warrants.

In the fourth quarter of 2017, the Company entered into the Project Bridge Loan with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

Additional financing will be required to continue the development of the Prairie Creek Project, refinance or renew the loan payable when it becomes due in January 2019, and to put the Prairie Creek Mine into production.

The Company is currently pursuing various opportunities and seeking additional sources of financing. The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI remain in discussions regarding RCF VI’s further participation in future project financings.

HCF, a leading independent corporate finance advisory firm based in London, UK and focused on the global natural resources and infrastructure sectors, was appointed to advise the Company with regard to securing debt financing for the Prairie Creek Project at the beginning of 2017.

In consultation with the Company, HCF prepared a three-staged approach to source and negotiate debt financing for the Prairie Creek Mine. The preliminary stage, which is now completed, included development of a funding strategy, preparation of a new financial model which was incorporated into the 2017 Feasibility Study; and conducting preliminary market soundings of potential lenders. HCF was fully involved in the preparation of the 2017 Feasibility Study and is using the Study to support the negotiation of debt financing agreements with major financial institutions.

The second stage, now underway, involves formal engagement with potentially interested banks and other potential financiers and thereafter the third stage will involve negotiation and finalization of financing documentation. It is anticipated that up to 70% of the currently estimated $279 million of capital required to complete the Project could be supported by debt financing.

Sandstorm Gold Ltd., which provides financing to mining companies through stream and royalty agreements, currently holds a 1.2% NSR on the Prairie Creek Mine which it purchased in 2013 for US$10 million. In addition, as part of the Royalty Agreement, Sandstorm has a right of first refusal to purchase any metal stream based on production from the Prairie Creel property that Canadian Zinc may decide to sell to finance part of the capital cost to develop the Prairie Creek Mine. In connection with the Project Bridge Loan and the Royalty Agreement, Sandstorm and RCF VI have agreed to enter into an Inter-Creditor Agreement reflecting certain agreed intercreditor principles.

There is no assurance that such financing will be available on a timely basis or on acceptable terms. The Company has a history of losses with no operating revenue other than interest income. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. This is discussed in more detail in Item 3 D “Risk Factors” section of this Annual Report.

Financing - Use of Proceeds

During 2016, the Company completed an equity financing, which closed July 7, 2016, by way of a short form Prospectus for an underwritten public offering, raising gross proceeds of $10.2 million. The following table details how the net proceeds of the financing have been used up to December 31, 2017 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Feasibility and Development Programs	$5,000	$5,000
Definitive Feasibility Study Report	1,000	1,000
Exploration Programs	1,666	1,666
General and Administrative	1,583	1,583
Total	$9,249	$9,249

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

F. Tabular Disclosure of Contractual Obligations

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2017:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$607	$153	$454	$-	$-
Decommissioning provision (2)	2,728	-	-	-	2,728
Loan payable (3)	13,549	1,004	12,545	-	-
Annual fees and taxes (4)	750	75	150	225	300
Total Contractual Obligations	$17,634	$1,232	$13,149	$225	$3,028

(1) Represents obligations under operating leases for office space and equipment.

(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine, which is estimated to be 2036. The liability is supported by a letter of credit deposited with the GNWT secured by a pledge of restricted cash.

(3) The loan payable bears an interest rate of 8%, payable quarterly , matures on January 31, 2019 and denominated in US dollars. All figures are calculated using the US foreign exchange rate of $0.7971 CAD:USD in effect at December 31, 2017.

(4) Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

During 2017 Canada Revenue Agency (“CRA”) performed an audit of the tax filings of the Company for recent years, including 2013, 2014 and 2015. In Flow-Through Share Subscription Agreements dated August 20, 2013 (the “Subscription Agreements”), the Company agreed to incur and to renounce to each subscriber qualifying exploration expenditures in an aggregate amount of $4,005,200. Following the audit, CRA denied certain expenditures which the CRA determined did not qualify for flow-through treatment and issued reassessments to the Company disallowing $1,138,896 of flow-through exploration expenditures, representing approximately 28% percent of the $4,005,200 expenditures renounced. Canadian Zinc strongly disagrees with the determination and reassessments and has filed objections disputing the reassessments. In the relevant periods, the Company incurred exploration expenditures in the total amount of $5,605,681. In the Subscription Agreements, the Company agreed with each subscriber that in the event CRA reduces the amount renounced to the subscriber the Company will indemnify and hold harmless the subscriber, and each of the partners thereof if the subscriber is a partnership, and pay an amount of any tax payable by the subscriber as a consequence of such reduction. The Company has not recognized the potential indemnity claim as a liability as the outcome of the potential indemnity is not determinable at this time and the full amount of the potential indemnity, estimated at approximately $700,000, is treated as a contingent liability.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company(5)

John F. Kearney (4) Ontario, Canada Chairman, President, Chief Executive Officer and Director	67	Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.	November 2001

Dave Nickerson (1) (2) (3) Northwest Territories, Canada Director	73	Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.	March 2004

Jean-Charles Potvin (1) (4) Ontario, Canada Director	64	Chairman, Murchison Minerals since 2007; Director, Gold Reserve Inc. since 1993; and Director, Azimut Exploration Inc. since 2001.	June 2016

Malcolm J.A. Swallow (2) British Columbia, Canada Director	67	Professional Engineer, BC (Mining Engineering); Director, Silvercorp Minerals Inc. since 2015	June 2016

Alan B. Taylor (3) British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	61	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004.	March 2004

Ian Ward (3) Ontario, Canada Director	71	Professional Engineer (Ontario) Retired. From 2010 to 2015 he was Senior Advisor and Vice President of Metallurgy and Processing for Kinross Gold Corporation, and prior thereto Senior Vice President, Project Development for Mustang Minerals Corp. and previously President and Principal Metallurgist with Micon International Limited.	June 2016

John Warwick (1) (2) (4) Ontario, Canada Director	64	Financial Consultant (CFA) and special advisor to Paradigm Capital Inc; Director Sherritt International Corporation since 2017. Prior to 2018, Member of the Finance and Audit Committee of the Board of Governors of the Shaw Festival. Prior to 2015, Managing Director, Investment Banking, founding partner and Head of Corporate Finance of Paradigm Capital Inc.	June 2016

Trevor L. Cunningham British Columbia, Canada Chief Financial Officer, Vice President Finance and Corporate Secretary	49	Chief Financial Officer and Vice President Finance of Canadian Zinc Corporation since January 2011; Chartered Professional Accountant, Certified Management Accountant.	N/A

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of Health and Safety Committee.
(4)	Member of Nomination Committee
(5)	All Directors are elected annually to hold office until the Company’s next Annual Meeting of shareholders.

B. Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. Since June 2016, the Compensation Committee consisted of John Warwick, Malcolm Swallow and Dave Nickerson (all considered independent directors). The Company does not have a formal compensation plan in place for its Named Executive Officers (defined below under the heading “Summary Compensation Table”). The general compensation philosophy of the Company for executive officers, including for the CEO, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide longer-term incentive compensation, such as the grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

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

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Board did not set formal, person-specific, performance goals for the Named Executive Officers for 2017 but did set specific primary and secondary corporate objectives.. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

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

The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. Neither the Company nor the Compensation Committee currently has nor at any time during 2017 had any contractual arrangement with any compensation consultant.

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

In respect of 2017, the Compensation Committee reviewed the base salaries of the CEO, CFO, and COO and did not recommend any adjustments to the base salaries which had been revised in mid 2016.

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

In 2016 in recognition of the completion of the 2016 Preliminary Feasibility Study and the completion of the June 2016 financing of $10.2 million, the Company granted a total of 1,900,000 RSUs to senior officers. The RSUs granted were subject to a ten to eighteen month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years.

In respect of 2017, in recognition of the completion of the 2017 Feasibility Study, the completion of the Environmental Assessment of the All Season Road, the completion of an extensive exploration drilling program in Newfoundland, and the successful negotiation of the of US$10 million bridge loan, subsequent to year end, the Company granted a total of 2,300,000 RSUs to senior officers. The RSUs granted were subject to a twelve-month vesting period; a payout date of 2 years; and an expiry date of 5 years.

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

In 2016, 3,750,000 (2017 and 2015 – nil) stock options were granted to officers and directors of the Company. No stock options were exercised by officers or directors in 2017, 2016 or 2015.

Other Incentives

The Company does not have a formal annual incentive bonus plan in place. Any award of a bonus to executive officers is entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee. In considering the payment of a discretionary bonus to executive officers, the Compensation Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate. As discussed above, there are no specific individual performance targets set ahead of time when determining additional payments such as bonuses. In respect of 2017, subsequent to year end, the COO was awarded a cash bonus of $50,000 primarily in recognition of the successful completion of the 2017 Feasibility Study and the completion of the Environmental Assessment of the All Season Road.

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

Summary Compensation Table

The following table sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years ended on December 31, 2017, 2016, and 2015 in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2017 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officer" or "NEOs").

					Non-equity incentive plan compensation ($)
Name And Principal Position	Year	Salary ($)	Share- based awards (1) ($)	Option- based awards (1) ($)	Annual incentive plans (2)	Long- term incentive plans (2)	Pension value ($)	All other compensation (3) ($)	Total Compensation ($)

John F. Kearney	2017	175,000	150,000	Nil	Nil	Nil	Nil	Nil	325,000
Chairman, President, CEO and Director (4)	2016	131,250	330,000	172,692	Nil	Nil	Nil	Nil	633,942
	2015	134,522	110,000	Nil	Nil	Nil	Nil	Nil	244,522

Alan B. Taylor	2017	200,000	75,000	Nil	Nil	Nil	Nil	50,000	325,000
COO, Vice President, Exploration, Director (4)	2016	141,667	165,000	172,692	Nil	Nil	Nil	Nil	479,359
	2015	154,560	110,000	Nil	Nil	Nil	Nil	Nil	264,560

Trevor L. Cunningham	2017	197,600	60,000	Nil	Nil	Nil	Nil	Nil	257,600
CFO, Vice President, Finance	2016	155,438	132,000	129,519	Nil	Nil	Nil	Nil	416,957
	2015	148,942	82,500	Nil	Nil	Nil	Nil	Nil	231,442

Michael Vande Guchte	2017	175,000	60,000	Nil	Nil	Nil	Nil	Nil	235,000
Vice President Exploration (Paragon)	2016	123,958	Nil	86,347	Nil	Nil	Nil	Nil	210,305
	2015	138,542	55,000	Nil	Nil	Nil	Nil	Nil	193,542

(1)	The value of share-based and option-based awards represents the grant date fair value of the RSUs or stock options awarded. The share-based awards granted are subject to a 10 to 18 month vesting period; a payout date of 2 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.
(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.
(3)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.
(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.

Outstanding Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed (2) ($)
John F. Kearney	1,000,000	0.35	August 10, 2021	Nil	1,000,000	130,000	260,000
Alan B. Taylor	1,000,000	0.35	August 10, 2021	Nil	500,000	65,000	195,000
Trevor L. Cunningham	750,000	0.35	August 10, 2021	Nil	400,000	52,000	149,500
Michael Vande Guchte	500,000	0.35	August 10, 2021	Nil	400,000	52,000	65,000

(1)	Calculated based on the difference between the market value of the shares underlying the option-based awards at the end of the most recently completed financial year, which was $0.13, and the exercise or base price of the option-based award.

(2)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.13.

Incentive plan awards – value vested or earned during the year ended December 31, 2017

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	Nil	430,000	Nil
Alan B. Taylor	Nil	342,500	Nil
Trevor L. Cunningham	Nil	261,250	Nil
Michael Vande Guchte	Nil	127,500	Nil

(1)	The value of vested options or share-based awards represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value of vested options is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

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

At December 31, 2017, there were 5,200,000 stock options outstanding, representing approximately 1.95% of the Company's issued and outstanding common shares as of December 31, 2017. At the Company's Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new stock option plan (the “2012 Plan“). The 2012 Plan is a fixed stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company.

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

RSUs Outstanding

During the year ended December 31, 2016, the Company issued 1,900,000 (2017 – nil and 2015 - 3,650,000) RSUs to senior officers and employees which remained outstanding at December 31, 2017. The RSUs granted are subject to a ten to eighteen month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

Subsequent to year end, the Company granted a total of 2,300,000 RSUs to senior officers subject to a twelve month vesting period; a payout date of 2 years; and an expiry date of 5 years.

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

Deferred Share Unit Plan

Administration of Plan and Eligible Participants

The Deferred Share Unit Plan (the “DSU Plan”) is used for the benefit of the Company’s non-executive directors. The Board may award Deferred Share Units (‘‘DSUs”) under the DSU Plan to a non-executive director in such number as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company.

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

DSUs Outstanding

During the year ended December 31, 2017, the Company issued 662,440 (2016 - 376,034 and 2015 - 276,340) DSUs to directors. As at December 31, 2017, a total of 1,123,844 DSUs remain outstanding. The DSUs are fully vested upon issuance; subject to the plan are paid out upon retirement and are assigned a fair value based on the five day volume weighted average share price upon issuance.

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

Equity Compensation Plan Information

The following table sets out certain details as at December 31, 2017 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
2012 Stock Option Plan	5,200,000	$0.35	2,300,000
Deferred Share Unit Plan	1,123,844	n/a	4,198,386
Restricted Share Unit Plan	5,550,000	n/a	2,433,346

Total	11,873,844	n/a	8,931,732

(1)	Represents the number of common shares reserved for issuance upon exercise of outstanding options, RSUs and DSUs.
(2)	Since RSUs and DSUs do not have an exercise price, they have not been factored into the weighted average price calculation.

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

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2017, is: termination without cause - $300,000; termination without cause or resignation following a change of control - $400,000.

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

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2017, is: termination without cause - $190,000; termination without cause following a change of control - $285,000.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2017.

Name	Fees earned ($)	Share- based awards (1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dave Nickerson	10,000	25,000	Nil	Nil	N/A	Nil	35,000
Jean-Charles Potvin	10,000	25,000	Nil	Nil	N/A	Nil	35,000
Malcolm J.A. Swallow	10,000	25,000	Nil	Nil	N/A	Nil	35,000
Ian Ward	10,000	25,000	Nil	Nil	N/A	Nil	35,000
John Warwick	10,000	25,000	Nil	Nil	N/A	Nil	35,000

(1)	Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.
(2)	The value of option-based awards represents the grant date fair value of the stock options awarded.

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

In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of Directors’ remuneration to reduce the cash component from $20,000 per year to $10,000 per year and to award the grant of Deferred Share Units to a value of $25,000 per year, payable quarterly. An aggregate of $175,000 was paid to directors for their services as directors during 2017.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board of Directors, and will be compensated on a basis to be determined at the time.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (1) ($)
Dave Nickerson	200,000	0.35	August 10, 2021	Nil	Nil	Nil	49,176
Jean-Charles Potvin	200,000	0.35	August 10, 2021	Nil	Nil	Nil	24,231
Malcolm J.A. Swallow	200,000	0.35	August 10, 2021	Nil	Nil	Nil	24,231
Ian Ward	200,000	0.35	August 10, 2021	Nil	Nil	Nil	24,231
John Warwick	200,000	0.35	August 10, 2021	Nil	Nil	Nil	24,231

(1)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.13.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2017.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dave Nickerson	Nil	25,000	Nil
Jean-Charles Potvin	Nil	25,000	Nil
Malcolm J.A. Swallow	Nil	25,000	Nil
Ian Ward	Nil	25,000	Nil
John Warwick	Nil	25,000	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.

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

Directors are eligible to participate in the 2012 Plan and the DSU Plan. During the financial year ended December 31, 2017, 662,440 (2016 - 376,034 and 2015 - 276,340) DSUs were granted to the directors of the Company.

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

Indebtedness to Company of Directors and Executive Officers

As at March 28, 2018, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

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

C. Disclosure of Corporate Governance Practices

Independence of Board Members

At the end of 2017, the Board of Directors consisted of seven directors. Five of the directors, Dave Nickerson, Jean-Charles Potvin, Malcolm Swallow, Ian Ward and John Warwick, were considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors has any direct or indirect material relationship with the Company or its subsidiaries nor any relationship pursuant to which he may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board. The Company has not entered into service contracts with the independent directors nor does it provide for benefits upon termination or retirement.

In December 2017 the Company entered into a financing agreement and an investor agreement with RCF VI. The agreements with RCF VI contains various rights granted to RCF VI, including among other things, participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

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

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer

John F. Kearney	Anglesey Mining Plc (1) Buchans Resources Limited (1) Conquest Resources Limited (1) Labrador Iron Mines Holdings Limited (1) Xtierra Inc. (1)

Dave Nickerson	Stay Gold Inc.

Jean-Charles Potvin	Azimut Exploration Inc. Gold Reserve Inc. Murchison Minerals Ltd.

John Warwick	Sheritt International Corporation

Malcolm J.A. Swallow	Silvercorp Metals Inc.

(1)	John F. Kearney is a director of a group of associated public companies, which have some overlapping or common management and which share office space or other facilities with the Company. In a general sense, these companies operate as a ‘group’ of which John Kearney may be described as “group” Chairman.

Participation of Directors in Board Meetings

In the year ended December 31, 2017, eight Board meetings were held. In addition, there were four meetings of the Audit Committee, one of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
John F. Kearney	8 of 8	N/A (1)
Dave Nickerson	8 of 8	6 of 6
Jean-Charles Potvin	7 of 8	4 of 4
Malcolm J.A. Swallow	7 of 8	1 of 1
Alan B. Taylor	8 of 8	1 of 1
Ian Ward	7 of 8	1 of 1
John Warwick	8 of 8	5 of 5

1.	Mr. Kearney is not a member of any of the Company’s committees.

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

Nomination of Directors

The Board has appointed an  Nominating Committee consisting of J. C. Potvin, John Kearney and John Warwick. The mandate of the Nominating Committee is to identify the experience and competency the Board requires, assess the skills of current board members, determine if the Board would benefit from new directors and evaluate and recommend suitable director candidates. Nominations, as they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation and recommendation of the Nominating Committee, by the Board of Directors.

In December 2017 the Company entered into an investor agreement with RCF VI. The investor agreement with RCF VI contains various rights granted to RCF VI, including among other things the right to nominate one member to the board of directors of the Company.

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2017, the Compensation Committee of the Board consisted of Dave Nickerson, Malcolm Swallow, and John Warwick (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

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

Composition of Audit Committee

The Audit Committee, as of the date of this Annual Report, is composed of independent directors John Warwick, Dave Nickerson and Jean-Charles Potvin. The Company considers each member of the Audit Committee to be financially literate for the purposes of National Instrument 52-110.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

John Warwick graduated from the University of Toronto with a BA in Mathematics and Economics in 1976. In 1978 he received a MBA also from the University of Toronto. Mr. Warwick became a Chartered Financial Analyst in 1986. He worked in the financial service industry from 1978 until his retirement in 2014. He started as a financial analyst and portfolio manager at the CN Investment Division which managed the pension fund for CN Rail. He subsequently worked as a financial analyst specializing in the mining sector at Gardiner Watson Ltd., Burns Fry Ltd. and Gordon Capital Corp., where he served as Executive Vice President and Vice Chairman and also acted as the director of research. Mr. Warwick was a founding partner of Paradigm Capital Inc. where he headed the investment banking department from 1999 to 2014. Currently John Warwick is a member of the CFA Institute and the Canadian Institute of Mining, Metallurgy and Petroleum and since June 2017 a Director of Sherritt International Corporation. Mr. Warwick has an in depth understanding of the accounting principles used by the Corporation to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. He has in depth experience evaluating financial statements. He has an in depth understanding of internal controls and procedures for financial reporting.

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

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year (January 1, 2017) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the Audit Committee is informed of each particular service. All of the engagements and fees for fiscal 2017 and 2016 were approved by the Audit Committee. The Audit Committee reviews with the auditors whether non-audit services to be provided, if any, are compatible with maintaining the auditor’s independence.

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

D. Employees

As of December 31, 2017, the Company had eight permanent employees. Seven employees are based in the Company’s corporate offices, two in Ontario, Canada and five in British Columbia, Canada. One employee in Northwest Territories, Canada is based in the Company’s field office. In addition, the Company utilizes the services of contractors to assist in certain tasks and projects and temporary employees to assist with field exploration programs. The Company’s employees are not members of a labour union.

E. Share Ownership

The following table sets forth the shareholdings, to the best of Management’s knowledge, owned beneficially, directly or indirectly, by the Company’s directors and officers as of March 28, 2018. There were 266,111,543 common shares issued and outstanding as of March 28, 2018.

Name	Common Shares beneficially owned, controlled or directed, directly or indirectly	Percentage of Outstanding Common Shares (%)	Stock Options, DSUs, and RSUs owned, controlled or directed, directly or indirectly
John F. Kearney	3,700,909	1.39	4,000,000
Dave Nickerson	173,000	0.07	578,280
Jean-Charles Potvin	104,000	0.04	386,391
Malcolm J.A. Swallow	-	-	386,391
Alan B. Taylor	124,000	0.05	3,000,000
Ian Ward	-	-	386,391
John Warwick	100,000	0.04	386,391
Trevor L. Cunningham	15,000	0.01	2,300,000
Total	4,216,909	1.60	11,423,844

See “Item 6.B. – Compensation” for a table setting out the stock options currently outstanding to the Company’s directors and officers and for information regarding equity compensation plans.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of the Company’s knowledge the following table sets forth information regarding the share ownership of the Company as of March 28, 2018 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares based on filings made by insiders on the System for Electronic Disclosures by Insiders (www.sedi.ca) website.

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

Except as disclosed below, the Company’s major shareholders as listed above do not have any different voting rights than those held by any other Company shareholder.

In December 2017 the Company entered into a financing agreement and an investor agreement with RCF VI. The agreements with RCF VI contains various rights granted to RCF VI, including among other things, participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

Outstanding Share Data

As at March 28, 2018, the Company has 266,111,543 common shares issued and outstanding. In addition, there are outstanding stock options; share purchase options and warrants for a further 5,200,000; 8,973,844 and 2,448,000 common shares respectively.

As of March 14, 2018, there were 84 shareholders of record of the Company’s common shares in the United States, holding 0.93% of the outstanding common shares of the Company.

B. Related Party Transactions

On December 22, 2017, the Company entered into a Project Bridge Loan with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

During the year ended December 31, 2017, the Company incurred rent expense in the amount of $24,000 (2016 - $24,000 and 2015 - $24,000) with Buchans Minerals Corporation, a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

Other than the loan of US$10 million due to RCF VI in January 2019, there was not an amount owing to related parties and included in accounts payable and accrued and other liabilities at December 31, 2017 nor was there an amount recorded at the end of the previous year.

During the year ended December 31, 2017, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $868,000 (2016 - $650,000 and 2015 - $690,000) and recognized share-based compensation for officers and directors in the amount of $775,000 (2016 - $986,000 and 2015 - $124,000).

Other than as noted above, there were no material transactions in the fiscal year ended December 31, 2017, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)       enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company..

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and audit report of the Company’s independent auditor for the year ended December 31, 2017, are filed as part of this Form 20-F under Item 18.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2017, other than as discussed in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “CZN.” The Company’s common shares also trade on the OTCQB in the United States under the symbol “CZICF.”

Trading on the TSX

The following table sets forth the high and low sale prices on the TSX for the common shares for the last five fiscal years ended December 31, 2017.

Year Ended	High CDN$	Low CDN$
December 31, 2017	0.31	0.13
December 31, 2016	0.41	0.08
December 31, 2015	0.24	0.06
December 31, 2014	0.54	0.18
December 31, 2013	0.73	0.37

The following table sets forth the high and low sale prices on the TSX for the common shares for each quarterly period in the two most recent fiscal years ended December 31, 2017.

Quarter Ended	High CDN$	Low CDN$
December 31, 2017	0.21	0.13
September 30, 2017	0.23	0.16
June 30, 2017	0.22	0.15
March 31, 2017	0.31	0.20
December 31, 2016	0.32	0.18
September 30, 2016	0.41	0.25
June 30, 2016	0.34	0.14
March 31, 2016	0.21	0.08

The following table sets forth the high and low sales prices on the TSX for the common shares for each monthly period in the last six months.

Month Ended	High CDN$	Low CDN$
February 28, 2018	0.15	0.13
January 31, 2018	0.18	0.14
December 31, 2017	0.18	0.13
November 30, 2017	0.18	0.13
October 31, 2017	0.21	0.16
September 30, 2017	0.23	0.18

Trading on the OTCQB

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for the last five fiscal years ended December 31, 2017.

Year Ended	High U.S.$	Low U.S.$
December 31, 2017	0.24	0.10
December 31, 2016	0.32	0.06
December 31, 2015	0.20	0.05
December 31, 2014	0.48	0.15
December 31, 2013	0.73	0.36

The following table sets forth the high and low sale prices on the OTCBB or OTCQB, as applicable, for the common shares of the Company for each quarterly period in the two most recent fiscal years ended December 31, 2017.

Quarter Ended	High U.S.$	Low U.S.$
December 31, 2017	0.17	0.10
September 30, 2017	0.19	0.12
June 30, 2017	0.17	0.11
March 31, 2017	0.24	0.15
December 31, 2016	0.24	0.15
September 30, 2016	0.32	0.20
June 30, 2016	0.26	0.11
March 31, 2016	0.16	0.06

The following table sets forth the high and low sales prices on the OTCQB for the common shares of the Company for each monthly period in the last six months.

Month Ended	High U.S.$	Low U.S.$
February 28, 2018	0.13	0.10
January 31, 2018	0.15	0.11
December 31, 2017	0.14	0.10
November 30, 2017	0.14	0.10
October 31, 2017	0.17	0.12
September 30, 2017	0.19	0.14

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

In December 2017, the Company entered into a credit agreement and an investor agreement with RCF VI. Pursuant to the credit agreement, RCF VI provided an interim non-convertible project bridge loan in the amount of US$10 million. The project bridge loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things, participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concenring the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

Categories of financial instruments

		December 31, 2017	December 31, 2016
Cash and cash equivalents	FVTPL	$12,979	$9,817
Short-term investments	FVTPL	31	28
Other receivables	Loans and receivables	379	199
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Other financial liabilities	(1,258)	(328)
Accrued and other liabilities	Other financial liabilities	(389)	(473)
Loan payable	Other financial liabilities	(12,417)	-

All financial instruments classified as FVTPL are classified under the Level 1 fair value hierarchy. The carrying value of the Company’s financial assets and liabilities reasonably approximate their fair values.

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2017, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2017, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $68,000. The Company does not have any debt obligations which expose it to interest rate risk.

The Company’s loan payable (see Note 9 of the Financial Statements) is denominated in U.S. dollars. As at December 31, 2017, with other variables unchanged, for every $0.01 fluctuation in exchange rate between the Canadian dollar and the U.S. dollar, the Company’s net income or loss would be $154,000 higher or lower.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments and restricted cash. The carrying value of these financial assets at December 31, 2017 is $15,085,000 (December 31, 2016 - $11,920,000). At December 31, 2017, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments and receivables. As at December 31, 2017, the Company had positive working capital of $11,791,000 (December 31, 2015 - $9,513,000). In December 2017, The Company entered into a financing agreement with Resource Capital Fund VI L.P. for an interim non-convertible project loan in the amount of US$10 million which is repayable on or before January 31, 2019. Additional financing will be required to continue the development of the Prairie Creek Project, refinance or renew the loan payable when it becomes due in January 2019, and to put the Prairie Creek Mine into production.

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required term to continue the development of the Prairie Creek Project, refinance or renew the loan payable when it become due in January 2019, and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently pursuing various opportunities and seeking additional sources of financing. This is discussed in more detail in the “Risk Factors” section of the Company’s MD&A.

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

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework). Based on this evaluation, as at December 31, 2017, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

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

C. Attestation Report of Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and is a non-accelerated filer and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

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

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2017.

Item 16C. Principal Accountant and Fees and Services

The aggregate amounts billed by the Company’s principal auditors for the two fiscal years ended December 31, 2017 for audit fees, audit related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2017 (4)	Year Ended December 31, 2016
Audit Fees (1)	$76,500	$148,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	1,500
All Other Fees	-	-

Total	$76,500	$149,500

(1) “Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.

(2) “Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3) “Tax Fees” represent fees for tax compliance, tax advice and planning.

(4) Fees for the year ended December 31, 2017, are based, in part, upon estimates received by Canadian Zinc as final invoices are yet to be rendered as of the date of this Annual Report.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Canadian Zinc Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Canadian Zinc Corporation (the "Company") as of December 31, 2017 and December 31, 2016, the related consolidated statements of comprehensive loss, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion on the consolidated financial statements, we draw attention to Note 1 to the consolidated financial statements. The Note indicates that the Company incurred a net loss of $11 million during the year ended December 31, 2017, and has no current sources of revenue and its ability to carry out its planned business objectives is dependent on its ability to raise adequate financing to continue the development of the Prairie Creek Mine. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

Canadian Zinc Corporation

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2018

 Annual Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Canadian dollars, unless otherwise stated)

CANADIAN ZINC CORPORATION

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	As at December 31, 2017	As at December 31, 2016

ASSETS
Current
Cash and cash equivalents (Note 3)	$12,979	$9,817
Short-term investments (Note 4)	31	28
Other receivables and prepaid expenses	428	469

Total Current Assets	13,438	10,314

Restricted cash (Note 6)	2,075	2,075
Property, plant and equipment (Note 7)	654	710
Exploration and evaluation assets (Note 8)	5,398	5,398

Total Assets	$21,565	$18,497

LIABILITIES
Current
Accounts payable	$1,258	$328
Accrued and other liabilities (Note 11(b)(ii))	389	473

Total Current Liabilities	1,647	801

Loan payable (Note 9)	12,417	-
Decommissioning provision (Note 10)	1,834	1,797

Total Liabilities	15,898	2,598

SHAREHOLDERS' EQUITY
Share capital (Note 11)	114,618	114,618
Reserves (Note 12)	16,715	15,873
Deficit	(125,666)	(114,592)

Total Shareholders’ Equity	5,667	15,899

Total Liabilities and Shareholders’ Equity	$21,565	$18,497
Nature of Operations and Going Concern (Note 1)
Subsequent Event (Note 12(b))
Commitments and Contingencies (Note 20)

Approved by the Board of Directors:

“John F. Kearney”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for share information)

		Years ended December 31,
	2017	2016	2015

Income
Investment income	$68	$60	$107

Expenses
Depreciation	13	12	10
Exploration and evaluation (Note 13)	8,723	2,428	7,650
Listing and regulatory	86	70	85
Management and directors	868	650	690
Office and general	541	462	531
Professional	162	216	189
Shareholder and investor communications	257	223	245
Share-based compensation (Note 12)	842	1,104	124
	11,492	5,165	9,524

Other income (expense)
Gain on marketable securities (Note 5)	-	-	486
Gain on foreign currency translation (Note 9)	148	-	-
Finance costs (Notes 9 and 10)	(68)	(36)	(48)
Gain on change in decommissioning provision (Note 10)	3	64	246
Tax deduction recovery (Note 14)	267	-	471
	350	28	1,155

Net loss for the period	(11,074)	(5,077)	(8,262)

Other comprehensive income (loss)	-	-	-

Comprehensive loss for the period	$(11,074)	$(5,077)	$(8,262)

Net loss per share - basic and diluted	$(0.04)	$(0.02)	$(0.04)

Weighted average number of shares outstanding

Basic and diluted	266,111,543	238,480,985	218,047,709

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars, unless otherwise stated)

		Years ended December 31,
	2017	2016	2015

Operating Activities
Net loss for the period	$(11,074)	$(5,077)	$(8,262)
Adjustments for items not involving cash:
Gain on marketable securities (Note 5)	-	-	(486)
Depreciation expense (Note 7)	56	67	81
Foreign currency translation (Note 9)	(148)	-	-
Finance costs (Notes 9 and 10)	68	36	48
Gain on change in decommissioning provision (Note 10)	(3)	(64)	(246)
Share-based compensation (Note 12)	842	1,104	124
Tax deduction recovery (Note 14)	(267)	-	(471)
Change in non-cash working capital items:
Other receivables and prepaid expenses	23	(176)	401
Accounts payable and accrued liabilities	1,114	85	(1,681)
	(9,389)	(4,025)	(10,492)

Financing Activities
Loan proceeds, net of transaction costs (Note 9)	12,563	-	-
Loan interest (Note 9)	(25)	-	-
Capital stock issued, net of share issue costs (Note 11)	-	11,090	-
Proceeds from exercise of warrants (Note 12)	-	142	-
	12,538	11,232	-

Investing Activities
Redemption (purchase) of short-term investments (Note 4)	13	-	5,000
Sale of marketable securities (Note 5)	-	936	-
Payment of reclamation security deposits (Note 6)	-	-	(1,550)
Additions to property, plant and equipment (Note 7)	-	-	(76)
	13	936	3,374

Net change in cash and cash equivalents	$3,162	$8,143	$(7,118)

Cash and cash equivalents, beginning of year	$9,817	$1,674	$8,792

Net change in cash and cash equivalents	3,162	8,143	(7,118)

Cash and cash equivalents, end of period	$12,979	$9,817	$1,674

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except for share information)

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2014	218,047,709	$104,028	$14,270	$(101,253)	$17,045
Share-based compensation (Note 12 (b))	-	-	124	-	124
Net loss for the year	-	-	-	(8,262)	(8,262)
Balance, December 31, 2015	218,047,709	104,028	14,394	(109,515)	8,907
Issue of shares at $0.25 per share (Note 11)	40,800,000	10,200	-	-	10,200
Issue of shares at $0.30 per share (Note 11)	6,666,664	1,733	-	-	1,733
Share issuance costs (Note 11)	-	(1,110)	-	-	(1,110)
Share purchase warrants (Note 12 (c))	-	(440)	440	-	-
Exercise of deferred share units (Note 11)	190,970	24	(24)	-	-
Exercise of warrants at $0.35 per share (Note 11)	406,200	183	(41)	-	142
Share-based compensation (Notes 12 (a) and (b))	-	-	1,104	-	1,104
Net loss for the year	-	-	-	(5,077)	(5,077)
Balance, December 31, 2016	266,111,543	114,618	15,873	(114,592)	15,899
Share-based compensation (Notes 12 (a) and (b))	-	-	842	-	842
Net loss for the year	-	-	-	(11,074)	(11,074)

Balance, December 31, 2017	266,111,543	$114,618	$16,715	$(125,666)	$5,667

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

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

The Company has a history of losses with no operating revenue other than interest income and has working capital of $11,791,000 as at December 31, 2017. In December 2017, The Company entered into a financing agreement with Resource Capital Fund VI L.P. (“RCF”) for an interim non-convertible project loan in the amount of US$10 million which is repayable on or before January 31, 2019. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project, refinance or renew the loan payable when it becomes due in January 2019, and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

These audited consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited interim consolidated financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on March 27, 2018.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(b)	Basis of Preparation and Consolidation

These audited consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These audited consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on December 31, 2017. The accounting policies adopted by the Company have been applied consistently to all periods presented. These audited consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

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

i.	The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for the development of the Prairie Creek mine and exploration of the Newfoundland properties and for working capital requirements. In concluding the Company is a going concern, management considers funds on hand at year end, planned expenditures for at least 12 months from the balance sheet date and strategic objectives in its assessment. Due to the nature of its business, management increases or decreases administrative and exploration expenditures based on available working capital. Judgments must also be made with regard to events or conditions which might give rise to significant uncertainty.

ii.	Valuation of exploration and evaluation assets: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

iii.	Decommissioning provision: Decommissioning provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require significant judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, regulations and remediation practices and the expected timing of remediation work.

iv.	Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value of share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 12.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

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

For the years ended December 31, 2017 and 2016

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

For the years ended December 31, 2017 and 2016

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

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable, accrued liabilities and loan payable as other financial liabilities.

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

For the years ended December 31, 2017 and 2016

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

Exploration and evaluation expenditures, other than those described in Note 2(k), are recognized in profit and loss. Expenditures incurred before the company has obtained legal rights to explore areas of interest are also recognized in profit and loss. Expenditures incurred by the Company in connection with the development of mineral resources after such time as mineral reserves are proven or probable; permits to operate the mineral resource property are received; financing to complete development has been obtained; and approval of the Board of Directors to commence mining development and operations has been given, are capitalized as deferred development expenditures within the exploration and evaluation asset (see Note 2(k)).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

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

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(u)	IFRS Standards Adopted

As of January 1, 2017, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company.

(v)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2017, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may impact the financial statements.

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

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company has started an initial assessment of the potential impact on its consolidated financial statements. Based on the analysis to date, the most significant impact identified is that the Group will recognize new assets and liabilities for its office facility operating leases. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.	Cash and Cash Equivalents

The Company’s cash and cash equivalents at December 31, 2017 consisted of cash of $1,620,000 and cash equivalents of $11,359,000 (December 31, 2016 - cash of $191,000 and cash equivalents of $9,626,000).

4.	Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At December 31, 2017, short-term investments had a carrying value of $31,000, earning income at a rate of 0.60% (December 31, 2016 - $28,000, earning income at a rate of 0.60%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

5.	Marketable Securities

In January 2016, the Company liquidated its marketable securities and sold 12,573,380 shares of Vatukoula Gold Mines pcl (“Vatukoula”) to Zhongrun International Mining Co. Ltd., the major shareholder of Vatukoula, for cash of $936,000.

6.	Restricted Cash

As at December 31, 2017, restricted cash comprised reclamation security deposits totaling $2,075,000 (December 31, 2016 - $2,075,000) held by government agencies as financial assurance in respect of certain reclamation obligations at the Prairie Creek Property.

7.	Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Cost
December 31, 2015	$40	$500	$1,742	$187	$80	$2,549
Additions during the year	-	-	-	-	-	-
December 31, 2016	40	500	1,742	187	80	2,549
Additions during the period	-	-	-	-	-	-
December 31, 2017	40	$500	$1,742	$187	$80	$2,549

Accumulated Depreciation
December 31, 2015	$-	$-	$1,553	$154	$65	$1,772
Depreciation for the year	-	-	55	10	2	67
December 31, 2016	-	-	1,608	164	67	1,839
Depreciation for the period	-	-	43	11	2	56
December 31, 2017	$-	$-	$1,651	$175	$69	$1,895

Net Book Value
December 31, 2015	$40	$500	$189	$33	$15	$777
December 31, 2016	40	500	134	23	13	710
December 31, 2017	40	500	91	12	11	654

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

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

	December 31, 2017	December 31, 2016
Prairie Creek Mine	$-	$-
Central Newfoundland properties	5,398	5,398
	$5,398	$5,398

The Company has incurred historical exploration and evaluation costs of $84,050,000 on the Prairie Creek Mine asset and $7,348,000 on exploration properties in central Newfoundland (see Note 13) and has expensed these costs pursuant to its accounting policy.

9.	Loan Payable

On December 22, 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Funds pursuant to which RCF provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

Net loan proceeds were $12,563,000 consisting of gross proceeds of $12,695,000 offset by transaction costs of $132,000. For the year ended December 31, 2017, the Company accrued interest of $28,000 and paid interest of $25,000. A gain of $148,000 was recorded to revalue the US dollar loan to Canadian dollars as at December 31, 2017.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.	Decommissioning Provision

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and a class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 15 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures. These reclamation and closure costs and any subsequent changes in estimates are capitalized into exploration and evaluation assets and amortized over the life of the related asset (see Note 8). The accretion expense is included in finance costs in the consolidated statement of comprehensive income or loss.

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2016 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be in 2035. The decommissioning provision is discounted using a risk free rate of 2.22% (December 31, 2016 – 2.21%).

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

	December 31, 2017	December 31, 2016
Balance – beginning of year	$1,797	$1,825
Accretion expense	40	36
Change in estimates	(3)	(64)
Balance – end of period	$1,834	$1,797

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Share Capital

Issued and outstanding: 266,111,543 common shares (December 31, 2016 – 266,111,543).

Authorized: Unlimited common shares with no par value (2016 – unlimited).

(a)	During the period ended December 31, 2017

There were no changes to the Company’s share capital in the year ended December 31, 2017.

(b)	During the year ended December 31, 2016

i.	On July 7, 2016, the Company completed an underwritten public offering of common shares and flow-through shares (the “Offering”) through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and included Dundee Securities Ltd. (together, the ("Underwriters")). The Company issued 34,135,000 common shares at a price of $0.25 per common share for gross proceeds of $8,533,750, and 6,665,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.25 per FT Share for gross proceeds of $1,666,250. In total, the gross proceeds of the Offering amounted to $10,200,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,448,000 non-flow-through shares at any time until July 7, 2018 at a price of $0.25 per share. Net proceeds from the issuance were $9,249,000 after issuance costs comprised of the advisor’s commission of $612,000 and other issuance costs of $339,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $440,000 and did not recognize a sale of tax deductions as the issue price of the of the flow-through shares was greater than the market price of the Company’s shares at the date of issue.

ii.	On December 14, 2016, the Company completed a non-brokered private placement of flow-through shares. The Company issued 6,666,664 common shares at a price of $0.30 per common share for gross proceeds of $2,000,000. A finder’s fee equal to 6% of the gross proceeds raised was paid to the advisors. Net proceeds from the issuance were $1,841,000 after issuance costs comprised of the advisor’s fee of $120,000 and other issuance costs of $39,000. The sale of tax deductions of $267,000, being the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was deferred and recorded as a current liability in the consolidated statement of financial position and presented within accrued and other liabilities.

iii.	406,200 common shares were issued upon the exercise of warrants at a price of $0.35 per common share for proceeds of $142,000.

iv.	190,970 common shares were issued upon the conversion of deferred share units following the retirement of a director.

(c)	During the year ended December 31, 2015

There were no changes to the Company’s share capital in the year ended December 31, 2015.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves

(a)	Stock Options

The Company’s stock option plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant. At December 31, 2017, there were 5,200,000 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	December 31, 2017		December 31, 2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,850,000	$0.36	973,800	$0.55
Expired	(650,000)	0.46	(323,800)	0.72
Granted	-	-	5,200,000	0.35
Outstanding, end of year	5,200,000	$0.35	5,850,000	$0.36

As at December 31, 2017, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.6 years, to purchase an aggregate 5,200,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
August 10, 2021	5,200,000	$0.35	3,900,000	$0.35
	5,200,000	$0.35	3,900,000	$0.35

For the year ended December 31, 2017, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $361,000 (2016 - $492,000 and 2015 - $nil).

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

For the years ended December 31, 2017 and 2016

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

During the year ended December 31, 2017, the Company issued 662,440 DSUs to directors and did not issue RSUs to senior officers (December 31, 2016 – 376,034 DSUs and 1,900,000 RSUs).

At December 31, 2017, there were 1,123,844 DSUs and 5,550,000 RSUs outstanding (December 31, 2016 – 461,404 DSUs and 5,550,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2015	276,340	$0.09	3,650,000	$0.11
Redeemed	(190,970)	0.13	-	-
Granted	376,034	0.24	1,900,000	0.33
Outstanding, December 31, 2016	461,404	0.20	5,550,000	0.19
Granted	662,440	0.19	-	-
Outstanding, December 31, 2017	1,123,844	$0.19	5,550,000	$0.19

The RSUs granted were subject to a ten to eighteen month vesting period; a pay-out date of 2.5 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are settled upon retirement.

For the year ended December 31, 2017, the Company recognized share-based compensation expense for DSUs granted of $125,000 (2016 - $90,000 and 2015 - $25,000) and RSUs granted of $356,000 (2016 - $522,000 and 2015 - $99,000).

Subsequent to year-end, on January 24, 2018, the Company issued 2,300,000 RSUs to senior management with a vesting date of December 31, 2018, a pay-out date of January 1, 2020 and an expiry date of December 31, 2022.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves (continued)

(c)	Share Purchase Warrants

As at December 31, 2017, the Company has outstanding exercisable warrants to purchase an aggregate 2,448,000 common shares, with a remaining contractual life of 6 months, as follows:

	December 31, 2017		December 31, 2016
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	16,734,000	$0.46	16,908,360	$0.48
Exercised	-	-	(406,200)	0.35
Expired	(14,286,000)	0.50	(2,216,160)	0.35
Issued	-	-	2,448,000	0.25
Outstanding, end of period	2,448,000	$0.25	16,734,000	$0.46

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
July 7, 2018	2,448,000	0.25
	2,448,000	$0.25

The fair value ($440,000 – see Note 11) of warrants, issued during the year ended December 31, 2016, was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Year ended December 31, 2016
Dividend Yield	0%
Risk free interest rate	0.47%
Expected life	2 years
Expected volatility (1)	109%
Weighted average grant date fair value of the warrants issued	$0.18

(1)	Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves (continued)

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2015	$234	$1,722	$11,834	$604	$14,394
Deferred share units exercised	(24)	-	-	-	(24)
Share-based compensation	1,104	-	-	-	1,104
Stock options expired	(114)	-	114	-	-
Warrants exercised	-	(41)	-	-	(41)
Warrants expired	-	(226)	226	-	-
Warrants issued	-	440	-	-	440
Balance, December 31, 2016	1,200	1,895	12,174	604	15,873
Share-based compensation	842	-	-	-	842
Stock options expired	(143)	-	143	-	-
Warrants expired	-	(1,456)	1,456	-	-
Balance, December 31, 2017	$1,899	$439	$13,773	$604	$16,715

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.	Exploration and Evaluation Expenditures

		Years ended December 31,
Prairie Creek Mine	2017	2016	2015
Camp operation and project development	$916	$470	$2,106
Diamond drilling	-	-	3,102
Mine planning and feasibility studies	3,162	331	1,045
Permitting and environmental	1,421	1,001	993
	5,499	1,802	7,246

Depreciation – mining plant and equipment	43	55	71
Total exploration and evaluation expenditures	$5,542	$1,857	$7,317

Exploration and evaluation expenditures (inception to date), beginning of period	$78,508	$76,651	$69,334
Total exploration and evaluation expenditures	5,542	1,857	7,317
Exploration and evaluation expenditures (inception to date), end of period	$84,050	$78,508	$76,651

		Years ended December 31,
Central Newfoundland Properties	2017	2016	2015
Geology	$741	$370	$428
Diamond drilling	2,440	201	(95)
Total exploration and evaluation expenditures	$3,181	$571	$333

Exploration and evaluation expenditures (inception to date), beginning of period	$4,167	$3,596	$3,263
Total exploration and evaluation expenditures	3,181	571	333
Exploration and evaluation expenditures (inception to date), end of period	$7,348	$4,167	$3,596

For the year ended December 31, 2017, employee wages and benefits of $1,041,000 were included in exploration and evaluation expenditures (2016 - $472,000 and 2015 - $1,314,000).

14.	Tax Deduction Recovery

During the year ended December 31, 2017, the Company recognized a tax deduction recovery in the amount of $267,000 (2016 - $nil and 2015 - $471,000) in respect of flow-through shares previously issued (see Note 11).

15.	Government Grants

During the year ended December 31, 2017, the Company received government grants in the amount of $250,000 (2016 - $241,000 and 2015 - $398,000). As at December 31, 2016, a receivable of $75,000 was due from the government of Newfoundland and Labrador and is presented within other receivables and prepaid expenses. There was no comparable receivable as at December 31, 2017.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.	Income Taxes

The Company did not record current or deferred income tax expense for the years ended December 31, 2017, 2016 and 2015. A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2017	2016	2015
Statutory tax rate	27.16%	26.54%	26.74%
Income taxes/(recovery) computed at statutory rates	$(3,010)	$(1,347)	$(2,209)
Expired losses	-	239	-
Flow-through share premium recovery	-	-	(126)
Income tax rate changes	(400)	126	(112)
Loss on marketable securities subject to capital gains tax rate	-	-	(66)
Non-refundable investment tax credits	-	-	(1,651)
Other	670	9	(95)
Permanent differences	240	299	40
Renunciation of resource expenditures	830	104	779
Tax benefits not yet recognized	1,670	570	3,440
	-	-	-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s deferred income tax assets and liabilities are as follows:

	2017	2016	2015
Non-capital loss carry forwards	$12,169	$11,392	$10,942
Capital losses	631	1,260	-
Investment tax credits	1,651	1,651	1,651
Marketable securities	-	-	1,258
Plant and equipment	469	448	433
Resource interests	12,222	10,599	10,294
Other	756	871	776
Net unrecognized deferred income tax asset	$27,898	$26,221	$25,354

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.	Income Taxes (continued)

At December 31, 2017, the Company has approximately $45,149,000 (2016 - $43,076,000 and 2015 - $41,126,000) of non-capital losses for tax purposes available to be carried forward to various dates until 2037 and applied against future income for tax purposes and approximately $45,623,000 (2016 - $44,659,000 and 2015 - $38,889,000) of unused cumulative Canadian exploration and development expenses for tax purposes available to be carried forward indefinitely and applied against future income for tax purposes. The non-capital losses expire as follows:

Year	Total
2026	$1,116
2027	3,511
2028	5,500
2029	3,547
2030	3,605
2031	3,915
2032	6,741
2033	2,272
2034	6,554
2035	3,634
2036	2,681
2037	2,073
$45,149

The non-refundable investment tax credits of $1.6 million expire between 2025 and 2032.

17.	Capital Management

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

During the year ended December 31, 2017, the Company incurred rent expense in the amount of $24,000 (2016 - $24,000 and 2015 - $24,000) with Buchans Minerals Corporation, a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. There was no amount owing to related parties or included in accounts payable and accrued and other liabilities at December 31, 2017 nor was there an amount recorded at the end of the previous year.

During the year ended December 31, 2017, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $868,000 (2016 - $650,000 and 2015 - $690,000) and recognized share-based compensation for officers and directors in the amount of $775,000 (2016 - $986,000 and 2015 - $124,000).

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

19.	Financial Instruments

(a)	Categories of financial instruments

		December 31, 2017	December 31, 2016
Cash and cash equivalents	FVTPL	$12,979	$9,817
Short-term investments	FVTPL	31	28
Other receivables	Loans and receivables	379	199
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Other financial liabilities	(1,258)	(328)
Accrued and other liabilities	Other financial liabilities	(389)	(473)
Loan payable	Other financial liabilities	(12,417)	-

All financial instruments classified as FVTPL are classified under the Level 1 fair value hierarchy. The carrying value of the Company’s financial assets and liabilities reasonably approximate their fair values.

(b)	Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in net loss for the year ended December 31, 2017, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2017, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $68,000. The Company does not have any debt obligations which expose it to interest rate risk.

(c)	Foreign currency risk

The Company’s loan payable (see Note 9) is denominated in U.S. dollars. As at December 31, 2017, with other variables unchanged, for every $0.01 fluctuation in exchange rate between the Canadian dollar and the U.S. dollar, the Company’s net income or loss would be $154,000 higher or lower.

(d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in credit risk. The Company seeks to hold its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, and restricted cash. The carrying value of these financial assets at December 31, 2017 is $15,085,000 (December 31, 2016 - $11,920,000). At December 31, 2017, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

(e)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, and receivables. As at December 31, 2017, the Company had positive working capital of $11,791,000 (December 31, 2016 - $9,513,000). In December 2017, The Company entered into a financing agreement with RCF for an interim non-convertible project loan in the amount of US$10 million which is repayable on or before January 31, 2019. Additional financing will be required to continue the development of the Prairie Creek Project, refinance or renew the loan payable when it becomes due in January 2019, and to put the Prairie Creek Mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all.

CANADIAN ZINC CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

20.	Commitments and Contingencies

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2018	$153
2019	153
2020	152
2021	149
$607

During the year ended December 31, 2017, the Company recognized lease expense of $181,000 (2016 - $211,000 and 2015 - $209,000).

During 2017, Canada Revenue Agency (“CRA”) performed an audit of the tax filings of the Company for recent years, including 2013, 2014 and 2015. In Flow-Through Share Subscription Agreements dated August 20, 2013 (the “Subscription Agreements”), the Company agreed to incur and to renounce to each subscriber qualifying exploration expenditures in an aggregate amount of $4,005,200. Following the audit, CRA denied certain expenditures which the CRA determined did not qualify for flow-through treatment and issued reassessments to the Company disallowing $1,138,896 of flow-through exploration expenditures, representing approximately 28% percent of the $4,005,200 expenditures renounced. Canadian Zinc strongly disagrees with the determination and reassessments and has filed objections disputing the reassessments. In the relevant periods, the Company incurred exploration expenditures in the total amount of $5,605,681.

In the Subscription Agreements, the Company agreed with each subscriber that in the event CRA reduces the amount renounced to the subscriber the Company will indemnify and hold harmless the subscriber, and each of the partners thereof if the subscriber is a partnership, and pay an amount of any tax payable by the subscriber as a consequence of such reduction. The Company has not recognized the potential indemnity claim as a liability as it does not consider it probable that there will be an amount payable relating to this matter. The full amount of the potential indemnity is estimated at approximately $700,000.

Management’s Discussion and Analysis

For the year ended December 31, 2017

As of March 28, 2018

Preliminary Notes and Introduction

This Management’s Discussion and Analysis (“MD&A”), dated March 28, 2018, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2017 compared to those of the previous year. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2017 and 2016.

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

The Prairie Creek Mine contains a National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Proven and Probable Reserves of 8.1 million tonnes grading 8.6% Zn; 8.1% Pb and 124 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15-year mine life.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

The environmental assessment of the Company’s permit application for use of the mine access road on an all season basis was completed by the Mackenzie Valley Environmental Impact Review Board (“MVRB” or “Review Board”) and a Report of Environmental Assessment and Reasons for Decision was submitted to the Minister of Crown-Indigenous Relations and Northern Affairs in September 2017 with a recommendation that the project be approved.

The 2017 Feasibility Study (“2017 FS”) was completed in September (See 2017 Technical Report filed on SEDAR October 31, 2017). The results of the 2017 FS indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 (“2016 PFS”) and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

The 2017 FS indicates a higher mining rate with a 25% increase in mill throughput and lower operating costs with only a moderate increase in capital costs as compared to previous studies. The mine life of 15 years results in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the life of the mine and pre-tax Net Present Value (“NPV”) of $344 million, using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base case metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19.00 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00.

The 2017 FS indicates average annual production over the first 10 years of 64,800 tonnes of zinc concentrate and 71,600 tonnes of lead concentrate containing a total of 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver in both zinc and lead concentrates. Pre-production capital costs, including provision for a new All Season Road, are estimated at $279 million, including contingency, with payback of less than five years.

The development of the Prairie Creek Mine will offer significant economic advantages on a wider scale. There is broad support among Aboriginal organizations and communities in the Dehcho region for the direct benefit and economic stimulus that the mine would bring to this region of the Northwest Territories. The envisaged operation of the Prairie Creek Mine presents a significant opportunity for potential enhancement of the social and economic well-being of the surrounding communities.

The 2017 FS estimates that during construction there will be approximately 211 jobs, and during operations approximately 330 direct full-time jobs over the life of the mine. In addition, the Prairie Creek Project offers other potential indirect business and employment opportunities, related to transport, supply of the mine site and environmental management and monitoring.

Using the completed 2017 FS, the Company is working with HCF International Advisers (“HCF”) as financial advisers to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine. In December, 2017, the Company entered into a financing agreement with Resource Capital Fund VI L.P. (“RCF VI”) pursuant to which RCF VI provided an interim non-convertible project loan of US$10 million which is being used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team. Meanwhile, RCF VI and Canadian Zinc continue in discussions regarding RCF VI’s further participation in future project financings.

The 2017 FS contemplated commencement of project construction with a winter road in early 2018 and with mill start-up projected for August 2020. The mine construction and start-up schedule are significantly influenced by the seasonal weather conditions in the Northwest Territories and without a winter road in 2018 a revised project schedule has now been compiled with a three-year pre-production and construction period and a production start-up target date of August 2021.

Specific programs aimed at further de-risking the Prairie Creek project are planned for 2018, including detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations, initial site/underground preparation and procurement of long-lead-time items. The second year of the project schedule, supported by a winter road in early 2019, will include camp and mill refurbishment, geotechnical programs leading to further design of the All Season Road, underground development from existing workings and construction of key surface infrastructure items. Construction of the All Season Road is now planned to commence from a winter road in early 2020 and continue throughout 2020 and into 2021, in parallel with continuous and ongoing site construction and mine development, leading to commissioning/plant start-up in early 2021, with the target of achieving commercial production in August 2021.

Lead / Zinc Exploration in Central Newfoundland

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

During 2017, the Company conducted drill programs on the South Tally Pond and Tulks South projects totaling 24,693 metres in 89 drillholes.

At South Tally Pond, 56 drillholes and 3 drillhole extensions totaling 15,264 metres were completed at the Lemarchant deposit. This included 11 drillholes for 2,842 metres at the Lemarchant North and South target areas. In addition, a thirteen-hole program totaling 3,559 metres was completed to test the Lost Pond prospect and a three-hole program totaling 909 metres was completed to test the Lake Ambrose West prospect. At Tulks South, 14 drillholes totaling 4,961 metres were drilled to expand the Boomerang-Domino deposit and test three priority target areas located up to 2.0 km along strike of the Boomerang-Domino deposit.

The 2017 drill programs in central Newfoundland were successful, and management considers the drill programs very encouraging given that the drilling extended the Lemarchant deposit mineralization up-dip and along strike, and drilling at the Boomerang-Domino deposit extended the mineralization up-dip.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans or Duck Pond, or focus on a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Prairie Creek Project

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada. The property already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

The results of the 2017 FS indicate notable improvements compared to the 2016 FS completed by AMC Mining Consultants (Canada) Inc. (“AMC”). AMC recommends that Canadian Zinc advance the Prairie Creek Project to the next stage, which will include detailed design and planning of the required services, construction of the All Season Road, refurbishment of the mill, ordering the long-lead equipment for power generation, portal refurbishment, access widening, and development of ramp declines in preparation for ore production and processing.

Project Financing Initiatives

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Prairie Creek Project.

HCF, a leading independent corporate finance advisory firm based in London, UK and focused on the global natural resources and infrastructure sectors, was appointed to advise the Company with regard to securing debt financing for the Prairie Creek Project at the beginning of 2017.

In consultation with the Company, HCF prepared a three-staged approach to source and negotiate debt financing for the Prairie Creek Mine. The preliminary stage, which is now completed, included development of a funding strategy, preparation of a new financial model which was incorporated into the 2017 FS; and conducting preliminary market soundings of potential lenders. The second stage, now underway, involves formal engagement with potentially interested parties and thereafter the third stage will involve negotiation and finalization of financing documentation.

HCF was fully involved in the preparation of the 2017 FS and is using the economic results to support the negotiation of debt financing agreements with major financial institutions. It is anticipated that up to 70% of the currently estimated $279 million of capital required to complete the Prairie Creek Project could be supported by debt financing.

The financing for the Prairie Creek Project was initiated in December 2017 with a project bridge loan of US$10 million. On December 22, 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million which will be used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team.

The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the assets of the Company and contains customary affirmative and negative covenants and events of default.

Concurrently with entering into the Project Bridge Loan agreement, the Company also entered into an investor agreement (the “Investor Agreement”) with RCF VI which contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favour of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

RCF VI and Canadian Zinc remain in discussions regarding RCF VI’s further participation in future project financings, (including any project development facility), which participation may be subject to receipt of shareholder approval if required by any regulatory authority and approval of the Toronto Stock Exchange, and certain other conditions.

Sandstorm Gold Ltd., which provides financing to mining companies through stream and royalty agreements, currently holds a 1.2% net smelter returns royalty (“NSR”) on the Prairie Creek Mine which it purchased in 2013 for US$10 million. In addition, as part of the Royalty Agreement, Sandstorm has a right of first refusal to purchase any metal stream based on production from the Prairie Creel property that Canadian Zinc may decide to sell to finance part of the capital cost to develop the Prairie Creek Mine. In connection with the Project Bridge Loan and the Royalty Agreement, Sandstorm and RCF VI have agreed to enter into an Inter-Creditor Agreement reflecting certain agreed intercreditor principles.

All Season Road Permitting Process

Mackenzie Valley Environmental Impact Review Board Issues Environmental Assessment Approval

On September 12, 2017, the MVRB recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s Prairie Creek All Season Road Project for the Prairie Creek Mine (the “EA Report”) and submitted the EA Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommends that approval of the All Season Road be granted subject to implementation of the measures described in the EA Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

The full text of the EA Report (331 pages plus appendices), together with all proceedings, transcripts, technical reports and detailed information on the environmental assessment of the Prairie Creek Mine All Season Road EA1415-01[2014] are available on the website registry of the Review Board under the file of Canadian Zinc Corporation at http://reviewboard.ca/registry/project.php?project_id=680.

In its EA Report, the Review Board has prescribed mitigation measures, many of which build on Canadian Zinc’s commitments made during the proceedings, intended to mitigate the potential adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment. Some of the Review Board measures also include requirements that Canadian Zinc negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

During the summer of 2017, three separate field programs relating to the all season road were completed. The programs were part of the Company’s further commitments to the route assessment made during the environmental assessment process and included center-line survey location for the road route and additional baseline environmental studies including, bird, wildlife and vegetation studies. The helicopter supported programs were carried out from bases at both the mine site and at the community of Nahanni Butte.

Environmental Assessment - Indian and Northern Affairs Canada

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations, on January 19, 2018, Indian and Northern Affairs Canada (“INAC”) provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to meaningfully consult with potentially impacted Indigenous groups.

INAC has requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

Canadian Zinc is cooperating with the request from INAC and is engaging with Indigenous groups to discuss the implementation of various measures recommended by the Review Board, the sharing and incorporation of Dene traditional knowledge and values into project design and the inclusion of the Indigenous groups in environmental and wildlife monitoring of the all season road.

The issue of the information requests, pursuant to subsection 130 (4.06) of the Mackenzie Valley Resource Management Act, has the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report of Environmental Assessment. The time limit, extended by an additional two months, will resume only after the Company has provided an adequate response to the information requested.

Canadian Zinc had expected that implementation of the measures which had been recommended by the Review Board would be addressed and resolved during the permitting phase with the Mackenzie Valley Land and Water Board (the “Water Board”) and Parks Canada, as in previous applications; however, INAC has indicated that the Responsible Ministers require these issues clarified at this stage and not deferred to post-environmental assessment processes. As such, the engagement requested is not an unexpected requirement but rather one brought forward to the current stage of the process.

All Season Road Permitting Process Going Forward

Once the environmental assessment report is approved by the Minister, the permitting process enters the regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, in which road permits are issued by the Water Board and by Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report.

The proposed All Season Road follows the general alignment of the already permitted winter road, while locally adjusting the route to accommodate for terrain, site characteristics, and road specifications more suitable and preferred for an All Season Road. The road from the mine to kilometre 37.4 is permitted for all season use but needs upgrading along this section, including minor realignments and new watercourse crossings.

Canadian Zinc plans to construct the road over a period of three years. Prior to construction activities, the Company plans to conduct geotechnical field investigations leading to detailed road design plans and award construction contracts. The plan is to build a winter road in the first winter season to support road construction activities. The first winter road will also be used for transporting equipment, materials and diesel fuel to site for mine construction.

Development of the All Season Road will enable the transportation of concentrates, outbound, and supplies, inbound, spread throughout the year reducing the need for a large inventory of supplies on site. The All Season Road will also have environmental and safety benefits as with the trucking spread out over the year, there would be less traffic volume and avoiding possible congestion in winter, which will lower the risk of accidents or spills. The road will also have the potential to reduce energy costs and enable the use of more environmentally friendly alternative energy sources, as local gas fields in the Northwest Territories could be a source of LNG which has the potential to reduce reliance on diesel fuel, and thereby further reduce environmental impacts.

Other Permitting Activities

The Company has made application to the Water Board for a number of amendments to existing Licences and Land Use Permits (“LUP”). Four applications are currently underway awaiting decision by the Water Board:

•	Amendment to Water Licence MV2008L2-0002 to extend the term of the Licence for the life of mine.
•	Amendment to Water Licence MV2001L2-0003 to amend the Zinc compliance levels to reflect the levels prescribed in the federal Metal Mining Effluent Regulations.
•	Extension for two years to Winter Road LUP MV2012F0007, which had an original term which expired in January 2018.
•	Request for clarification of use of the alignment of the All Season Road, where it deviates from the winter road alignment, under Winter Road LUP MV2012F0007, submitted at the same time with the application for the two-year extension.

Feasibility Study Results

The 2017 FS was completed in September 2017 and supersedes the 2016 Pre-Feasibility Study. A new Technical Report entitled “Prairie Creek Property Feasibility Study NI 43-101 Technical Report” effective September 28, 2017 (the “2017 Technical Report”), which provides the results of the 2017 FS, was prepared by AMC, with contributions by Ausenco Engineering Canada Inc. (“Ausenco”), Global Mineral Resource Services Ltd., Allnorth Consultants Limited and F. Wright Consulting Inc., was filed on SEDAR on October 31, 2017 and supersedes the March 31, 2016 Technical Report (subsequently amended and restated September 30, 2016 and filed on SEDAR).

The results of the 2017 FS indicate notable improvements compared to the 2016 PFS completed in 2016 and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

Feasibility Study Highlights

Optimization work completed as part of the 2017 FS has led to improvements, compared with the plan contained in the 2016 PFS, in many aspects of the Prairie Creek Mine with only a modest increase in the capital cost. Among these are:

•	Increased mining rate (+18.5% to 1,600 tonnes per day).
•	Increased mill throughput after DMS processing (+25% to 1,200 tonnes per day).
•	Lower operating cost (-2.6% to $223 per tonne mined, including transport).
•	Increased Mineral Reserve tonnage (+6.2% to 8.1 million tonnes).

The 2017 FS Mine Plan covers a 15-year Life of Mine (“LOM”) from mill start-up with a particular focus on optimizing the LOM grade profile. During the first 10 years of production, the expanded mill throughput results in the following as compared to the 2016 PFS:

•	Higher average annual metal production (zinc 95M lbs. and lead 105M lbs.).
•	Average annual total contained lead in both zinc and lead concentrates is 105 million pounds per year, an increase of 23 million pounds, while the average annual production of silver is also increased 25% to 2.1 million ounces per year.
•	Average annual total contained zinc in both zinc and lead concentrates increased by approximately 7% from 82 million pounds to 88 million pounds per year.

The 2017 FS indicates many financial improvements from the 2016 PFS:

•	Cumulative net revenue over the life of the mine increased by $325 million to $3 billion and cumulative undiscounted cash flow, pre-tax, up $190 million to $900 million, an increase of over 30%, at base case metal prices of zinc=US$1.10/lb., lead=US$1.00/lb., and silver=US$19.00/oz.
•	The pre-tax NPV, discounted at 8%, increased 21% to $344 million, with an IRR of 23.8%, while the NPV post-tax and royalties, discounted at 8%, increased 22% to $188 million, with an IRR of 18.4%.
•	Capital cost increased by $35 million (14%) to $279 million, including contingency, primarily because of the expansion in mine and mill throughput and accelerated mine development.
•	The post-tax payback period was reduced by five months to 4.6 years from mill start-up.

Highlights of the 2017 FS

Mine and Mill Parameters		Concentrates
		Type	10 yr W. Avg. Tonnes	Average Grade	Payability
Total ore mined (million tonnes)	8.07	Zinc concentrate	64,800	Zinc: 59%	Zinc: 85%
Mining rate (tonnes/day)	1,600			Silver: 136 g/t3	Silver: 70%
Milling rate (tonnes/day) post-DMS	1,200	Lead concentrate	71,600	Lead: 62%	Lead: 95%
LOM (years)	15			Silver: 800 g/t	Silver: 95%

Mine and Mill Statistics
Metal	10 yr Ore Grade (Weighted Average)	Ore Grade LOM (Weighted Avg.)	Mill Recoveries LOM (Weighted Average)	10 yr Average Annual Contained Metal
Zinc	8.50%	8.70%	83%	95M lbs[4]
Lead	9.30%	8.10%	88%	105M lbs[4]
Silver	139 g/t	124 g/t	87%	2.1M oz4
Project Assumptions Base Case
Zinc price	US$1.10/lb	Treatment Charges	Exchange Rate	$1.25CDN:$1.00US
Lead price	US$1.00/lb	US$172/tonne Zn Con	Discount Rate	8%
Silver price	US$19.00/oz	US$130/tonne Pb Con

Operating and Capital Costs

Operating Costs[2]	LOM $/t ore mined	Capital Costs	$M
Mining	58	Pre-production capital	253
Processing	47	Contingency	26
Site Services	19	Total Pre-production Capital	279
G&A	30	Sustaining Capital	117
Total On-site Costs	154	Working Capital	36
Transportation[1]	69
Total Operating Costs[2]	223

[1] Includes truck, rail, handling and ocean shipping	[3] Subject to a deduction of 3 oz. per tonne of concentrate
[2] Does not include treatment, refining charges, royalty	[4] Total metal contained in both lead and zinc concentrates

Economic Results (LOM)	Pre-tax	Post-tax
Cash Flow Undiscounted ($M)	899	562
NPV @ 8% ($M)	344	188
NPV @ 5% ($M)	497	291
IRR (%)	23.8	18.4
Payback period (years from first revenue)	4.4	4.6
Average annual EBITDA ($M)	81

Financial Analysis Summary

The 2017 FS indicates a base case Pre-Tax NPV of $344 million using an 8% discount rate, with an IRR of 23.8% and a post-tax NPV of $188 million with a post-tax IRR of 18.4%. The Base Case metal price assumptions used in the model are: Zn US$1.10/lb., Pb US$1.00/lb., Ag US$19.00/oz., with a foreign exchange rate of CA$1.25=US$1.00.

The pre-tax and post-tax net present values, at 5% and 8% discount rates, and internal rates of return, are illustrated in the table below, at a Canadian/US dollar exchange rate of CA$1.25=US$1.00, except where noted. The table also demonstrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian/US dollar exchange rate.

Economic Sensitivities of the Prairie Creek Project

Metal Prices			Pre-Tax				Post-Tax [1]
Zinc/Lead US$/lb	Silver US$/oz		Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80	17.00		139	10	(39)	5.5	75	(29)	(68)	3.3
0.90	18.00		452	211	120	14.4	282	109	43	10.6
1.10/1.00	19.00		899	497	344	23.8	562	291	188	18.4
1.20/1.00	19.00		1,033	582	410	26.2	644	344	230	20.4
1.10	20.00		1,077	614	437	27.3	671	364	247	21.3
1.20	21.00		1,390	815	596	32.7	863	489	346	25.7
1.30	22.00		1,703	1,017	755	37.7	1,053	612	444	29.8
1.10/1.00 [2]	19.00	[2]	1,208	696	501	29.5	752	416	287	23.1
1.20/1.00 [2]	19.00	[2]	1,355	789	574	31.9	842	473	332	25.0
1.	Post-tax results include all taxes, royalties, aboriginal participation costs and the Sandstorm 1.2% NSR.
2.	Foreign exchange assumed to be CA$1.375:US$1.00 on these lines.

Using the base case metal prices and exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV 8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

During the first 10 full years of concentrate production the 2017 FS forecasts average annual production of approximately 65,000 tonnes of zinc concentrate and 72,000 tonnes of lead concentrate, containing an average of approximately 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver.

The 2017 FS indicates average annual EBITDA during the first 10 full years of $111 million per year and cumulative EBITDA of $1,294 million over the projected LOM of 15 years, using base case metal price forecasts.

The Economic Model used in the 2017 FS has been prepared assuming average blended indicative treatment charges of US$172 per tonne for zinc sulphide concentrates and US$130 per tonne for lead concentrates, both substantially higher than the current spot treatment charges, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm per tonne of concentrate.

Mineral Reserve Estimate

The 2017 FS has a new Mineral Reserve estimate of 8.1 million tonnes of Proven and Probable Reserves at a combined grade of 16.75% Pb and Zn plus 124 g/t Ag, which represents a 6% increase in Reserve tonnage compared to the 2016 PFS.

The increase is due to marginally lower zinc equivalent cutoff grades, reflecting the final 2016 PFS operating cost estimate, a small increase in projected Zn prices and further optimization of the stoping design. The 2017 Mineral Reserves have slightly lower average metal grades than those estimated in the 2016 PFS, but increased overall metal content. The estimation of Mineral Reserves by AMC is shown below.

August 2017 Mineral Reserves, Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	ZnEq (%)
Main Quartz Vein (MQV)	Proven	1,524,171	161.43	8.90	10.22	26.84
	Probable	4,190,187	144.76	9.96	8.20	25.70
	Total	5,714,358	149.21	9.67	8.74	26.00
Stockwork (STK)	Proven	188,173	108.19	4.84	11.56	21.22
	Probable	1,188,366	63.81	3.54	6.86	13.46
	Total	1,376,539	69.88	3.72	7.50	14.52
Stratabound (SMS)	Proven	-	-	-	-	-
	Probable	980,566	54.90	5.06	9.64	17.97
	Total	980,566	54.90	5.06	9.64	17.97
TOTAL	Proven	1,712,344	155.58	8.45	10.36	26.22
	Probable	6,359,119	115.78	8.00	8.17	22.22
	Total	8,071,463	124.22	8.10	8.64	23.07

The Mineral Reserves are as of August 02, 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping (“LHOS”), 11% ZnEq for mechanized drift-and-fill, an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of $1.00/lb, recovery of 75% and payable of 85%; a lead metal price of $1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of $18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for drift-and-fill are assumed.

The August 2017 Prairie Creek Mineral Reserve estimate was prepared by H. A. Smith, P. Eng., Qualified Person (“QP”), as defined by NI 43-101 of AMC Mining Consultants (Canada) Ltd.

These Mineral Reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15 year mine life.

Capital Cost Estimates

The general breakdown of the Pre-Production Capital Cost estimate for the Prairie Creek Project is indicated in the following table:

Capital Cost Estimate – Prairie Creek Mine

	Project Year
Description (Costs in $M)	1	2	3	Total Cost
Mine development	2.6	13.6	21.5	37.7
Site preparation	4.3	12.5	2.6	19.4
Mill process plant	9.0	18.9	3.2	31.1
Paste tailings plant and process	2.9	16.6	3.4	22.9
Indirects including EPCM	10.9	7.8	5.1	23.8
Other site infrastructure	6.7	7.7	1.5	15.9
All season road	13.0	41.6	13.9	68.5
Owner’s costs	6.8	15.3	11.5	33.6
Total (excluding contingency)	56.2	134.0	62.7	252.9
Contingency	5.5	12.3	8.2	26.0
Total Pre-Production Capital	61.7	146.3	70.9	278.9

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and has been estimated at a total of $252.9 million, excluding contingency, and $278.9 million including a contingency of $26.0 million.

The $35 million increase in Pre-production Capital Costs compared to the 2016 PFS is largely attributable to a longer construction period, earlier mine dewatering, earlier and larger ramp and mine development, new paste stockpile building, additional mill equipment, extended mill building for lead oxide circuit, with engineering, procurement and construction management and other timing differences.

Based on the proposals received, several capital items will be supplied on a lease-to-purchase basis, including the accommodation camp, paste plant, flotation cells and thickeners. The lease costs of such items incurred during the pre-production period are included in Pre-production Capital costs, and lease costs incurred after production start-up are included in Sustaining Capital costs.

Contingency for the process plant and site infrastructure portion was estimated using a Monte Carlo simulation model with an overall contingency of 13.2% based on 80% confidence level. Mine development costs are largely based on contractor quotes for the detailed scope of work, but with an overall 13.0% contingency allowance. The All Season Road estimation used an overall contingency of 8.0% and owner’s costs were assigned a contingency factor of 10.0%. The overall project contingency is 10.3%.

Sustaining capital over the life of the mine has been estimated at $117 million and relates largely to ongoing mine development as the mine is expanded to deeper levels, ongoing maintenance of the All Season Road and includes leasing costs of capital items in the amount of $11 million. Working capital required to fund the first six months of mill production has been estimated at $36 million and includes the full operating cost of mining and processing operations.

The $46 million increase in sustaining capital costs is largely attributable to increased mine development, purchase of contractor handover mining equipment, maintenance of the All Season Road and timing differences.

Operating Cost Estimates

The breakdown of the Operating Cost Estimate for the Prairie Creek Mine, on a Canadian dollar per tonne mined basis, is shown in the following table.

Operating Cost Estimate – Prairie Creek Mine

Total Operating Cost	($/t mined)
Mining	58.23
Milling/Processing	46.76
General and Administrative	30.32
Site Services	18.55
Sub-total	153.86
Transportation[1]	68.73
Total	222.59

1. Includes truck/rail/handling/shipping

Mining operating costs for the first two years of operation are largely based on contractor quotes. Operating cost estimates for mining beyond the contractor period have been developed from first principles and using direct supplier quotes.

The mining contractor quotes for the first two years of operation, based on a detailed scope of work and schedule, provide a high level of confidence in the estimated mining costs. The indicative proposal from the Northwest Territories Power Corporation to supply turnkey type power generation provides further support in the key area of power costs.

Project Execution

The 2017 FS contemplated commencement of project construction in early 2018, with the first year of the project schedule comprising detailed on-site and off-site engineering design and initial site/portal preparation, including the completion of permitting and design of the All Season Road, with the second year including procurement of long-lead-time items and further preparation of the site, followed by continuous site construction and mine development to production. Mobilization will initially be by winter road or airlift, concurrent with construction of the All Season Road, with subsequent shipments of concentrates and production supplies on the All Season Road. Target start-up for commencement of commercial production/milling operations at Prairie Creek Mine was scheduled in the 2017 FS for August 1, 2020, with commissioning of the mill taking place over three months prior to this date.

Recommendations

The principal recommendations in the 2017 FS relate to further detailed studies and engineering associated with the design and operation of the future mine and, at the same time, initiating a path to production of mine construction that will lead to achieving a target mill production startup of August 2020.

Ausenco recommendations to be completed during the execution phase of the Prairie Creek Project that could improve the project economics; include:

•	Detailed engineering and issue for construction drawings to support the procurement and construction of the process plant and site infrastructure.
•	Early works site activities including removal of existing generators from the power house, repair of the mill roof, initial work on the Water Storage Pond and Waste Rock Pile, site clearance of derelict buildings, equipment and scrap material.
•	Further investigation of the utilization of LNG (liquefied natural gas) and excess heat from generators for heating of buildings and underground mine.
•	Investigate the utilization of second hand construction equipment and mobile equipment for operations.

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

In 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”, a common director Company), whereby the two Companies agreed to share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits and to undertake a research program to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility.

The metallurgical research study was successfully completed during 2016 and demonstrated that the ore from the Company’s Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

On December 5, 2017, Glencore Canada Corporation and Ontario Teachers' Pension Plan announced the formation of BaseCore Metals LP, a 50:50 joint venture limited partnership focused on base metals streams and royalties. Under the agreements for BaseCore Metals, Glencore contributed a portfolio of selected existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines, as well as 2% NSR royalties on Canadian Zinc’s Tulks South, South Tally and Long Lake properties in Newfoundland.

Central Newfoundland Exploration Work

In 2017, the Company resumed its diamond drilling exploration programs at the South Tally Pond and Tulks South projects. The drilling at South Tally Pond project was designed to continue to test for mineralized extensions to the Lemarchant deposit and initial drill testing of three high priority base metal prospects located in the Lemarchant area, including Lost Pond, Spencers Pond and Lake Ambrose West. Drilling at Tulks South was aimed at expanding the Boomerang-Domino deposit and testing three priority target areas within the horizon that hosts the Boomerang-Domino deposit, up to 2.0 km along strike of the deposit.

South Tally Pond Project

During 2017, the Company completed 15,264 metres of drilling in 56 drillholes and 3 drillhole extensions over three drilling campaigns at the Lemarchant deposit. The 2017 drill program focused on the expansion of the Lemarchant deposit’s two mineralized zones, the Main Zone and Northwest Zone, and to test several priority geophysical targets located to the immediate south and north of the Lemarchant deposit.

	2017 Winter Program		2017 Summer Program		2017 Fall Program
	Drillholes	Metres	Drillholes	Metres	Drillholes	Metres
Lemarchant Main Zone	9 + 3 Ext.	2,693	23	4,780	3	618
Lemarchant NW Zone	1	377	4	1,460	5	2495
South Target			6	1,479
North Target			5	1,363
TOTAL DRILLING	10 + 3 Ext.	3,070	38	9,082	8	3,113

The 2017 drilling intersected significant extensions of base metal massive sulphide mineralization, both up-dip and immediately along strike of the currently defined Lemarchant Main Zone. The Lemarchant Main Zone massive sulphide mineralization now extends an additional 80 metres up-dip and over a 250-metre strike length (from sections 100+75N to 103+25N). The vertical depths of the mineralized drill intercepts range from 120 to 170 metres.

Drilling at the Lemarchant Northwest Zone, located 250 metres northwest of the Main Zone extended the mineralization along strike by up to 50 metres to the north and south.

The Lemarchant drill program included initial drill testing of previously defined electromagnetic (“EM”) geophysical anomalies at the North and South Lemarchant target areas, located approximately 500 metres along strike of the Lemarchant deposit. Drilling intersected similar stratigraphy to that seen at the Lemarchant deposit with significant metalliferous (pyrite-pyrrhotite) mudstones at the mafic to felsic volcanic transition. No significant mineralization was intersected in these initial drillholes, but the presence of metalliferous mudstones is encouraging.

For full results refer to Canadian Zinc News Releases dated April 18, 2017, August 14, 2017, September 25, 2017, November 10, 2017, February 28, 2018 and March 5, 2018, with drill hole location maps and key sections provided on the Canadian Zinc website.

Canadian Zinc has engaged Mercator Geological Services Limited (“Mercator”) of Dartmouth, Nova Scotia, to complete an updated National Instrument (“NI”) 43-101 Mineral Resource Estimate of the Lemarchant deposit. The updated Mineral Resource Estimate is scheduled to be completed in the second quarter of 2018.

As part of the Mineral Resource Estimate update, a geological structural study of the Lemarchant deposit was completed by Mercator and Terrane Geoscience Inc. The structural study will be incorporated into the Lemarchant geological model and will be utilized to target other areas of potential mineralization including faulted offsets adjacent to the Lemarchant deposit.

Tulks South Project

During 2017, the Company completed 4,981 metres of drilling in 14 drillholes at the Boomerang-Domino massive sulphide deposit and at three priority target areas located up to 2.0 km along strike of the Boomerang-Domino deposit.

Drilling at the Boomerang-Domino deposit (6 holes, 1,709 metres) successfully extended the Boomerang base metal mineralization up-dip by 50 metres in one drillhole. The remaining drillholes intersected up to 1 metre thick massive pyrite intervals with weak to anomalous base metals along the projected Boomerang horizon.

Drilling along strike of the Boomerang Domino deposit at the Zinc Zone (3 holes, 1291 metres), Telephone Hill (3 holes, 1,131 metres), and Hurricane prospects (2 holes, 836 metres) intersected variable altered, favorable felsic volcanic footwall stratigraphy with local, weakly anomalous base metal mineralization.

Metal Prices

The improvement in base metal prices, which began in 2016, is continuing as evidenced by significant increases in zinc and lead prices. According to the Word Bank, annual average lead and zinc prices have risen each of the last three years with all non-precious metals experiencing average annual price increases in 2017 as compared to 2016. This improvement has been supported by rising investment, consumption and employment in most major economies along with other factors including, strong demand in China’s property, infrastructure and manufacturing sectors, as well as renewed economic optimism in the US, increased consumer confidence measures in Europe and continuing bottlenecks in mine production.

China still remains the largest producer and consumer for many base metals, and the rate of growth for the economy in China is a barometer for metal prices going forward. Downside risks to metal prices include a stronger US dollar, international trade disputes, higher than expected mine output and risks related to substitution; while potential positives to the upside include more robust global demand, unforeseen production shortages, slower than anticipated start-ups for new or mines on care and maintenance, tighter environmental constraints and policy action that limits either outputs or exports in China.

Zinc

Since January 2016, the zinc price has more than doubled making it one of the better performing metals over the two-year period. In 2017, the price of zinc increased over 38% and reached US$1.60 in early 2018.

The price increase was further enhanced by continuing inventory drawdowns on the world’s major metal exchanges. Visible refined inventories declined almost 60% to a ten-year low in 2017 and the trend continues in 2018. Current preliminary data gathered by the International Lead and Zinc Study Group (“ILZSG”) indicate that the market for refined zinc metal was in deficit by 485,000 tonnes for the first 11 months in 2017 with total reported inventories decreasing by 320,000 tonnes.

The inventory drawdowns resulted from a slight decrease in the output of refined zinc metal and increase usage. The ILZSG reports that during the first 11 months of 2017 refined metal production slipped by 0.3% to 12.5 million tonnes while global refined metal usage rose by 1.9% to 1.3 million tonnes.

China, which produces almost half of the world’s refined zinc metal, saw output constrained by environmental inspections, delays in start-up of new mine capacity and closures of illegal mining operations. To meet the increasing demand, China increased imports of both zinc concentrates and refined zinc metal. Imports of zinc contained in zinc concentrates increased by 27.0% to 935,000 tonnes in the first 11 months of 2017 and net imports of refined zinc metal rose by 47.1% to 562,000 tonnes.

Large mine closures that happened in 2016, followed by price induced shutdowns in Australia and in the US tightened the zinc concentrate market. Zinc concentrate spot treatment charges have reportedly fallen to historic lows of US$25 per tonne, and while benchmark prices have not yet been set for 2018, the consensus expectation is they will be lower than in 2016, perhaps in the US$140 to US$155 per tonne range, as compared with US$172 in 2017.

Looking ahead for 2018-2019 it is expected that the zinc market will be in a deficit at least for the first half of 2018. Key long-term factors include the potential for increasing mine production, particularly from China and the potential restart of production sidelined by Glencore.

Lead

Lead prices also rose in 2017, increasing 30% year-over-year, due to strong demand for lead batteries in automobiles and three-wheeled e-trikes in China, and a modest drop in inventory levels.

Data compiled by ILZSG shows that the world refined lead metal demand exceeded supply by 169,000 tonnes during the first 11 months of 2017, while total reported stock levels dropped by 33,000 tonnes in China.

For 2018, the ILZSG expects demand for refined lead metal to increase 5% to 11.7 million tonnes even as lithium ion batteries gain traction in the e-bike sector. World lead mine supply is expected to increase by 1.1% in 2018 to 5.11 million tones and world refined lead metal production is also expected to rise 1.6% to 11.77 million tonnes. ILZSG expects global demand for lead will exceed supply by 45,000 tonnes.

Silver

In 2017, silver price averaged US$17 per ounce level, reaching US$20 per ounce in July and August 2017 and then falling back as expectations on tighter monetary policy, including higher interest rates, developed.

For 2018, the silver market is expected to continue in a slight deficit. Global mine supply, which accounts for approximately 85% of the yearly silver supply, is expected to fall, resulting from lower primary mine production partially offset by increased by-product production. Demand, which is comprised primarily of industrial applications (60%) and jewelry (20%), is expected to increase.

Outlook

Canadian Zinc’s focus for 2018 is to procure the financing required to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

In consultation with the Company, HCF conducted preliminary market soundings of potential lenders and is now in negotiation with potentially interested parties. It is anticipated that up to 70% of the currently estimated $279 million of capital required to complete the Prairie Creek Project could be supported by debt financing.

The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, and Canadian Zinc continues in discussions with RCF VI regarding RCF VI’s further participation in future project financings.

In the meantime, the US$10 million Project Bridge Loan will be used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team.

The 2017 FS contemplated commencement of project construction with a winter road in early 2018 and with mill start-up projected for August 2020. The mine construction and start-up schedule are significantly influenced by the seasonal weather conditions in the Northwest Territories and without a winter road in 2018 a revised project schedule has now been compiled with a three-year pre-production and construction period and a production start-up target date of August 2021.

Specific programs aimed at further de-risking the Prairie Creek project are planned for 2018, including detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations, initial site/underground preparation and procurement of long-lead-time items. The second year of the project schedule, supported by a winter road in early 2019, will include camp and mill refurbishment, geotechnical programs leading to further design of the All Season Road, underground development from existing workings and construction of key surface infrastructure items. Construction of the All Season Road is now planned to commence from a winter road in early 2020 and continue throughout 2020 and into 2021, in parallel with continuous and ongoing site construction and mine development, leading to commissioning/plant start-up in early 2021, with the target of achieving commercial production in August 2021.

The current prices of both zinc and lead are strong and substantially higher that the prices used in the 2017 FS. For example, using a zinc price of US$1.20 per lb. instead of the price of US$1.10 per lb. used in the 2017 FS, with all other base case inputs unchanged would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

The long-term price outlook for lead and zinc remains very positive. Supported by the robust economics indicated by the 2017 FS, Canadian Zinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

Selected Annual Financial Information

The following summary financial information has been derived from the consolidated financial statements of the Company.

	Year ended December 31,
	2017	2016	2015
Statement of Comprehensive Loss
Comprehensive loss	$(11,074)	$(5,077)	$(8,262)
Basic and diluted loss per share	(0.04)	(0.02)	(0.04)

Statement of Financial Position
Cash, cash equivalents and short-term investments	12,979	9,817	1,702
Marketable securities	-	-	936
Total assets	21,565	18,497	11,183
Total liabilities	15,898	2,598	2,276
Shareholders’ equity	5,667	15,899	8,907

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

Fourth Quarter

During the fourth quarter of 2017, the Company incurred a loss of $2,818,000 (Q4 2016 - $1,726,000) mainly due to increased exploration and evaluation costs. Exploration and evaluation expenses incurred in the fourth quarter of 2017 amounted to $2,494,000 (Q4 2016 - $786,000) as the Company completed a diamond drill exploration program in Newfoundland. A gain on foreign currency translation and tax deduction recovery in the amount of $148,000 and $267,000 respectively with no comparable gains or recoveries in the fourth quarter of 2016 mitigated the loss in the fourth quarter of 2017.

Summary of Quarterly Results

(Unaudited)			Net Loss per Common
Quarter ended	Investment Income	Net Loss	Share – basic and diluted
December 31, 2017	$10	$(2,818)	$(0.01)
September 30, 2017	16	(2,456)	(0.01)
June 30, 2017	19	(3,238)	(0.01)
March 31, 2017	23	(2,562)	(0.01)
December 31, 2016	36	(1,726)	(0.01)
September 30, 2016	10	(1,708)	(0.01)
June 30, 2016	7	(866)	-
March 31, 2016	7	(777)	-

 (prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company completed equity financings in the third and fourth quarters of 2016 and entered into a loan agreement in the fourth quarter of 2017 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained low for all eight quarters.

The net losses reported in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The first two quarters of 2017 and the last two quarters of 2016 were affected by an increase to share-based compensation.

Review of Financial Results

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016 and other public disclosure documents of the Company.

For the year ended December 31, 2017, the Company reported a net loss and comprehensive loss of $11,074,000 compared to a net loss and comprehensive loss of $5,077,000 for the year ended December 31, 2016.

Included in the loss for year ended December 31, 2017, were exploration and evaluation expenditures of $8,723,000 compared to $2,428,000 for the previous year and share-based compensation charges of $842,000 in the current year versus $1,104,000 in the comparable year. The Company also recorded a gain on currency translation and a tax deduction recovery in the amount of $148,000 and $267,000 respectively with no comparable amounts in the year ended December 31, 2016.

Exploration and Evaluation Costs

For the year ended December 31, 2017, the Company expensed $5,542,000 on its exploration and evaluation programs at Prairie Creek compared to $1,857,000 for the year ended December 31, 2016. The Company was engaged in mine planning and feasibility studies as well as the environmental assessment of permits for the All Season Road in both years.

For the year ended December 31, 2017, the Company also expensed $3,181,000 on its exploration and evaluation properties in central Newfoundland compared to $571,000 for the comparative year. The Company began a multi-phase exploration program in the last quarter of 2016 which concluded at the end of 2017.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2017 was $68,000 versus $60,000 for the comparative year. The increase is attributable to the overall increase in amounts available for investment during the current year versus the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $1,914,000 for the year ended December 31, 2017 versus to $1,621,000 for the comparative year. The slight increase is predominantly due to increased salary costs in the current year.

Share-Based Compensation

The non-cash expense, share-based compensation, was estimated to be $842,000 for the year ended December 31, 2017 versus $1,104,000 for the comparative year. The decrease is due to not issuing RSUs in 2017 (2016 - 1,900,000) to senior officers; the issuance of DSUs (in the amount of 662,440 in 2017 and 376,034 in 2016) to independent directors; and not issuing of stock options in 2017 (2016 - 5,200,000) to directors, officers and employees. The RSUs granted are subject to a ten to 18 month vesting period and were assigned a fair value based on the share price at time of issuance with the fair value amortized over the vesting period. The DSUs, which are issued quarterly, are fully vested upon issuance and were assigned a fair value based on the five-day volume weighted average share price at time of issuance. The options granted in 2016 vest over two years and are assigned a fair value determined using the Black-Scholes option pricing model with assumptions specified in Note 12 of the Company’s financial statements.

Other Income

The Company reported a gain on foreign currency translation and a tax deduction recovery in the amount of $148,000 and $267,000 respectively, for the year ended December 31, 2017 with no comparable recovery in the comparative year. The foreign currency translation gain was recorded to revalue the US dollar loan to Canadian dollars as at December 31, 2017. The tax deduction recovery was in respect of flow-through shares previously issued as outlined in Note 11 of the Company’s financial statements.

Liquidity, Financial Condition and Capital Resources

At December 31, 2017, the Company had a positive working capital balance of $11,791,000 including cash and cash equivalents of $12,979,000 and short-term investments of $31,000. The Project Bridge Loan of US$10 million from RCF VI will mature on January 31, 2019.

At December 31, 2016, the Company had cash and cash equivalents of $9,817,000, short-term investments of $28,000 and a positive working capital balance of $9,513,000.

During the year ended December 31, 2016, the Company’s marketable securities were liquidated for cash of $936,000 with no purchase or sale occurring in the current year.

Accounts payable and accrued and other liabilities at December 31, 2017 were $1,647,000 compared to $801,000 as at December 31, 2016.

Cash inflows from financing activities totaled $12,538,000 for the year ended December 31, 2017 versus $11,232,000 for 2016, due to the Company’s financing activities in the fourth quarter of 2017 and the third and fourth quarters of 2016.

During the year ended December 31, 2016, the Company issued 47,466,664 common shares, for proceeds of $11,090,000 net of share issue costs and also received $142,000 for the issuance of 406,200 common shares upon the exercise of warrants. In the fourth quarter of 2017, the Company entered into the Project Bridge Loan with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

The Company has no operating revenue other than interest income, with a history of reported losses, largely attributable to exploration and development expenses and has working capital of $11,791,000 as at December 31, 2017. In December 2017, The Company entered into a financing agreement with RCF VI for an interim non-convertible project loan in the amount of US$10 million which is repayable on or before January 31, 2019. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project, refinance or renew the loan payable when it becomes due in January 2019, and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The Company is currently evaluating various opportunities and seeking additional sources of financing. The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI continue in discussions regarding RCF VI’s further participation in future project financings.

During 2017, Canada Revenue Agency (“CRA”) performed an audit of the tax filings of the Company for recent years, including 2013, 2014 and 2015, and denied certain expenditures which the CRA determined did not qualify for flow-through treatment and issued reassessments to the Company disallowing $1,138,896 of flow-through exploration expenditures, representing approximately 28% percent of the $4,005,200 expenditures renounced to subscribers. Canadian Zinc strongly disagrees with the determination and reassessments and has filed objections disputing the reassessments. The Company agreed that in the event CRA reduces the amount renounced the Company will indemnify and hold harmless the subscriber and pay an amount of any tax payable as a consequence of such reduction. The Company has not recognized the potential indemnity claim as a liability as it does not consider it probable that there will be an amount payable relating to this matter. The full amount of the potential indemnity is estimated at approximately $700,000.

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2017:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$607	$153	$454	$-	$-
Decommissioning provision (2)	2,728	-	-	-	2,728
Loan payable (3)	13,549	1,004	12,545	-	-
Annual fees and taxes (4)	750	75	150	225	300
Total Contractual Obligations	$17,634	$1,232	$13,149	$225	$3,028

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine, which is estimated to be 2036. The liability is supported by a letter of credit deposited with the GNWT secured by a pledge of restricted cash.
(3)	The loan payable bears an interest rate of 8%, payable quarterly, matures on January 31, 2019 and denominated in US dollars. All figures are calculated using the US foreign exchange rate of $0.7971 CAD:USD in effect at December 31, 2017.
(4)	Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Financing - Use of Proceeds

During 2016, the Company completed an equity financing, which closed July 7, 2016, by way of a short form Prospectus for an underwritten public offering, raising gross proceeds of $10.2 million. The following table details how the net proceeds of the financing have been used up to December 31, 2017 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	(Unaudited, thousands of Canadian dollars)
Net Use of Proceeds	Prospectus	Actual
Prairie Creek Mine Feasibility and Development Programs	$5,000	$5,000
Definitive Feasibility Study Report	1,000	1,000
Exploration Programs (1)	1,666	1,666
General and Administrative	1,583	1,583
Total	$9,249	$9,249

(1)       The Company also completed a non-brokered private placement of flow-through shares in December 2016 for gross proceeds of $2 million.

Outstanding Share Data

As at the date of this MD&A, the Company has 266,111,543 common shares issued and outstanding. In addition, there are outstanding stock options, share units and warrants that upon exercise would cause the issuance of a further 5,200,000, 8,973,844 and 2,448,000 common shares respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

Transactions Between Related Parties

On December 22, 2017, the Company entered into a Project Bridge Loan with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

During the year ended December 31, 2017, the Company incurred rent expense in the amount of $24,000 (2016 - $24,000 and 2015 - $24,000) with Buchans Minerals Corporation, a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and chairman and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

Other than the loan of US$10 million due to RCF VI in January 2019, there was not an amount owing to related parties and included in accounts payable and accrued and other liabilities at December 31, 2017 nor was there an amount recorded at the end of the previous year.

During the year ended December 31, 2017, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $868,000 (2016 - $650,000 and 2015 - $690,000) and recognized share-based compensation for officers and directors in the amount of $775,000 (2016 - $986,000 and 2015 - $124,000).

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

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2016 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2036. The discounted decommissioning provision is discounted using a risk free rate of 2.22% (December 31, 2016 – 2.21%).

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Water Board and the Company based upon current obligations under existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 15 years. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities. The water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure expected decommissioning liabilities.

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

Impairment of long-lived assets

The carrying value of property, plant and equipment at December 31, 2017 was $654,000 (December 31, 2016 - $710,000) and for exploration and evaluation assets was $5,398,000 (December 31, 2016 - $5,398,000).

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

As at December 31, 2017, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, including considering the results of the 2017 FS, no impairment of the carrying value of exploration and evaluation assets was indicated.

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

The following table reflects the Company’s categories of financial instruments, all classified under fair value hierarchy Level 1, as at the specified date:

		(Unaudited, thousands of Canadian dollars)
		December 31, 2017	December 31, 2016
Cash and cash equivalents	FVTPL	$12,979	$9,817
Short-term investments	FVTPL	31	28
Other receivables	Loans and receivables	379	199
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Other financial liabilities	(1,258)	(328)
Accrued and other liabilities	Other financial liabilities	(389)	(473)
Loan payable	Other financial liabilities	(12,417)	-

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2017, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2017, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $68,000. The Company does not have any debt obligations which expose it to interest rate risk.

The Company’s loan payable is denominated in U.S. dollars. As at December 31, 2017, with other variables unchanged, for every $0.01 fluctuation in exchange rate between the Canadian dollar and the U.S. dollar, the Company’s net income or loss would be $154,000 higher or lower.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, and restricted cash. The carrying value of these financial assets at December 31, 2017 is $15,085,000 (December 31, 2016 - $11,920,000). At December 31, 2017, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, and receivables. As at December 31, 2017, the Company had positive working capital of $11,791,000 (December 31, 2016 - $9,513,000). The Project Bridge Loan will mature and become payable on January 31, 2019.

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project, refinance or renew the Project Bridge Loan payable when it becomes due in January 2019, and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. This is discussed in more detail in the “Risk Factors” section in this MD&A.

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

As required under National Instrument 52-109 and based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017 and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, as at December 31, 2017, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2017.

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

Risk Factors

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s most recent Annual Information Form (on Form 20-F) as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2017, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

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

Financing and Going Concern

At December 31, 2017, the Company had a positive working capital balance of $11,791,000 including cash and cash equivalents of $12,979,000 and short-term investments of $31,000. However, the Project Bridge Loan of US$ 10 million from RCF VI will mature on January 31, 2019. The Project Bridge Loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default.

Canadian Zinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources to fund its corporate administration costs and working capital, to refinance or renew the loan payable when it becomes due in January 2019, and to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production.

The development of the Prairie Creek Mine will require substantial additional financing. The 2017 FS estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $253 million, plus a contingency of $26 million for a total of $279 million. Working capital required upon commencement of production is estimated to be $36 million.

Supported by the results of the 2017 FS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production. The Company is currently evaluating various opportunities and seeking additional sources of financing. The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI remain in discussions regarding RCF VI’s further participation in future project financings. However, the ability to raise financing may be impacted by conditions beyond the control of the Company, including future projections of commodity prices, uncertainty in the capital markets and the lack of investor interest in the resource sector.

The ability of the Company to continue as a going concern and to carry out its planned business objectives, including the successful development of the Company’s Prairie Creek property will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will continue to be able to obtain additional financial resources or that such additional financing will be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will be successful in obtaining the required financing and/or achieve positive cash flows or profitability. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

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

The environmental assessment of the Company’s application for a permit for an all season road which was ongoing for almost four years was completed in September 2017. The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the proposed All Season Road Project should proceed to the regulatory phase. The EA Report has been forwarded to the Federal Minister of Crown-Indigenous Relations and Northern Affairs, with a recommendation that the development be approved, subject to the measures described in the Report.

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations, on January 19, 2018, INAC provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups.

The issue of the information requests, pursuant to subsection 130 (4.06) of the Mackenzie Valley Resource Management Act, has the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report of Environmental Assessment. The time limit, extended by an additional two months, will resume only after the Company has provided an adequate response to the information requested.

Following approval by the Minister, the regulatory phase, conducted by the Water Board with input from territorial and federal agencies, is the next permitting stage in which the road permit is issued by the Water Board.

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

In May 2010, the Federal Government announced an Action Plan to improve northern regulatory regimes, which anticipated changes to the current legislative framework and regulatory processes. This process, which included negotiations with the Government of the Northwest Territories and various Aboriginal Governments in the context of NWT devolution, led to several changes to the MVRMA, including creation of the Superboard, the effect of which would be to collapse the functions of the Wek’eezhii Land and Water Board (WLWB), the Sahtu Land and Water Board, and the Gwich’in Land and Water Board into one single land and water board, or “Superboard” - the Water Board.

Creation of the Mackenzie Valley “Superboard” was contemplated in the amendments to the MVRMA contained in the Northwest Territories Devolution Act 2014. The Superboard legislation was to take effect on April 1, 2015. The Tlicho Government objected on the grounds that the Tlicho Agreement expressly requires the establishment of the WLWB. The Tlicho further said that they were not consulted on the amendments. Canada maintained that the legislation is necessary to increase efficiency in the regulatory process. As a result of this disagreement, the Tlicho Government commenced an action against the Federal Government in May 2014, seeking among other things a declaration that Superboard legislation is unconstitutional, as well as an injunction preventing the Superboard legislation from taking effect until the constitutionality of the Superboard can be determined. The Supreme Court of the Northwest Territories granted an injunction to the Tlicho Government suspending the implementation of the “Superboard” legislation and the Federal Government appealed the decision. In December 2015, the new Liberal Government announced the suspension of the appeal. It is expected that the Liberal Government will introduce legislation further amending the MVRMA to remove the “Superboard” and re-establish the original regional water boards.

On April 1, 2014, the Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (“GNWT”) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the MVRMA, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

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

A key feature of devolution was the establishment of an Intergovernmental Council which was established by the Northwest Territories Intergovernmental Agreement on Lands and Resources Management signed between the Government of the Northwest Territories (GNWT), Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council and the Tłįchǫ Government as part of the Devolution Agreement which came into effect on April 1, 2014. The Intergovernmental Agreement allows for other Aboriginal organizations to become a party and the GNWT is continuing discussions with the Dehcho First Nations and the Akaitcho Territory Dene First Nations about signing onto the Devolution Agreement and becoming members of the Council.

As part of devolution the Government of the Northwest Territories also entered into the Northwest Territories Intergovernmental Resource Revenue Sharing Agreement with the Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council, and Tłįchǫ Government. The Resource Revenue Sharing agreement sets out terms and conditions for the sharing of resource revenues from public lands in the NWT among the GNWT and Aboriginal government signatories to the Devolution Agreement. The GNWT has committed to share up to 25% of its resource revenues with these Aboriginal governments.

The Government of the Northwest Territories (GNWT) is developing a new NWT Mineral Resources Act and is considering making it a legal requirement for proponents who intend to undertake resource development activities in the NWT to enter into impact benefit agreements with affected Aboriginal groups.

Canadian Zinc is not able to predict future government actions or determine the impact, if any, on its business or operations if the Dehcho First Nations sign on to the Devolution Agreement and becoming members of the Intergovernmental Council, or if the proposed NWT Minerals Resources Act is enacted. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations, on January 19, 2018, Indian and Northern Affairs Canada provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups.

INAC has requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

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

In 2012, Environment Canada initiated a 10 Year Review process of the Metal Mining Effluent Regulations. Environment Canada proposes to establish BATEA based (best available technology economically achievable) effluent limits as a means to promote continuous improvement in the sector. On May 13, 2017, the proposed Regulations Amending the Metal Mining Effluent Regulations, were published in Canada Gazette Part 1. The proposed Amendments would impose more stringent limits for arsenic, copper, cyanide, lead, nickel, and zinc, as well as introduce limits for un-ionized ammonia. Several amendments are proposed to improve the efficiency of the environmental effects monitoring performance measurement and evaluation requirements. The proposed Amendments would require that mine effluent not be acutely lethal to Daphnia magna whereby a first acute lethality failure for Daphnia magna would not result in a loss of the authority to deposit, while subsequent failures would. The proposed Amendments would come into force on the day on which they are registered, which is expected to take place in 2018.

In February 2018, the Government of Canada tabled Bills C-68 and C-69 in Parliament that if enacted will replace the Canadian Environmental Assessment Act 2012 with an Impact Assessment Act and amend the Fisheries Act and the Navigation Protection Act (becoming the Canadian Navigable Waters Act). Although the Canadian Environmental Assessment Act does not impact the Prairie Creek Project, as the legislative and regulatory framework and regulations in the Mackenzie Valley are governed by the MVRMA, the proposed new legislation is reflective of current federal government policies and may lead to changes in the MVRMA. The key changes proposed to the environmental and regulatory system include shifting from environmental assessment to impact assessment which would look at all of a project’s impacts, including environmental, health, social and economic impacts. The proposed legislation is intended to provide more transparency and certainty that decisions would be based on robust science, evidence and Indigenous traditional knowledge, more and earlier opportunities for meaningful participation by Indigenous peoples and more Indigenous leadership of and partnership in project review.

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

Treatment and refining charges, including deductibles and penalties, vary with smelter location, and individual smelter terms and conditions. The economic model used in the 2017 FS has been prepared assuming average blended indicative treatment charges and penalties, however, no smelter or concentrate buyer has contractually committed to the assumed treatment charges or penalties. There can be no assurance that the assumed terms will be available to the Company.

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

Disclosure Controls and Procedures

The Company is subject to Canadian regulations regarding internal controls over financial reportingand and there are no assurances that the Company will be able to continue to comply with these heightened regulatory requirements.

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Canadian National Instrument 52-109, which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s inability to satisfy the requirements Canadian regulatory requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply Canadian regulatory requirement for disclosure controls and procedures.

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

Climate Change

Experience in recent years would indicate that Winter seasons in the north of Canada have been getting somewhat shorter and a little warmer. The Company identified some climate change risks from reliance on a winter-only access road and with a large volume of concentrates to transport out from, and supplies to bring in to, the Prairie Creek mine site, so the decision was taken to propose construction and operation of an All Season Road. Constructing and operating the All Season Road could be impacted by potential climate change. Natural thaw of discontinuous permafrost could lead to soil instability and potentially slope failures and ongoing road maintenance may be required to address zones of thaw and settlement, as well as local soil movement or erosion.

Extreme weather events (such as increased frequency or intensity of storms, increased snow pack, or unusually warm or shorter winter seasons) have the potential to disrupt operations at the Company’s projects. Extended disruption to road access due to extreme weather could delay or increase the cost of construction or operation of the Company’s projects, or otherwise adversely affect the Company’s business.

History of Losses and No Assurance of Profitable Operations

The Company has a history of losses and no assurance of profitable operations.

The Company has incurred cumulative losses since inception of $125,666,000 through December 31, 2017, which includes $84,050,000 of exploration and development expenditures on the Prairie Creek Property and $7,348,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

The exercise of outstanding options and warrants would lead to dilution of current shareholders.

As of December 31, 2017, there were 266,111,543 common shares outstanding. The Company also had 5,200,000 share purchase options and 2,448,000 warrants outstanding allowing the holders to purchase 7,648,000 common shares. Directors and officers of the Company hold 3,750,000 of these share purchase options; contractors and employees of the Company hold 1,450,000 share purchase options; and third-party entities hold 2,448,000 share purchase warrants. In addition, 6,673,844 restricted or deferred share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and officers of the company hold 5,773,844 of these share units with the balance being held by contractors and employees of the Company.

As of the date of this MD&A, there were 266,111,543 common shares outstanding and the Company had 5,200,000 share purchase options, 2,448,000 warrants and 8,973,844 share units outstanding. The exercise or payout of all the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

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

Additional Information

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's Information Circular for its most recent Annual Meeting of Shareholders that involved the election of directors, as well as the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in NI 43-101, has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s planned or proposed Prairie Creek Mine operations; the future mine grades and recoveries expected from the Prairie Creek Mine; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; future cost estimates pertaining to further construction and development of the Prairie Creek Mine and items such as capital costs, operating costs and long-term environmental reclamation obligations; the Company’s plans for further mineral exploration at the Prairie Creek Mine and other exploration properties; the expectations around the process for obtaining operating permits; the future Prairie Creek Mine operation and production; projected earnings before interest, taxes, depreciation and amortization on the Prairie Creek Mine; the timing of activities and the amount of estimated revenues and expenses; the success of exploration activities; permitting time lines; requirements for additional capital and sources and uses of funds; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards; and the risks and uncertainties around the Company’s business.

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

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company is exploring for or expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors”; “Liquidity, Financial Condition and Capital Resources”; and “Review of Financial Results” herein. The material assumptions used to develop EBITDA projections for the Prairie Creek Mine are contained in the technical report on the Prairie Creek Property, titled "Prairie Creek Property Feasibility Study, NI 43-101 Technical Report for Canadian Zinc Corporation" dated effective September 28, 2017 and filed on SEDAR on October 31, 2017, summarized herein.

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

Cautionary Note Regarding Non-GAAP Financial Measures

The EBITDA projections for the Prairie Creek Property summarized herein and contained in the feasibility study described in the 2017 Technical Report (the "Company's Non-GAAP Financial Measures") are not measures recognized under Canadian generally accepted accounting principles ("GAAP") and do not have any standardized meanings prescribed by GAAP. The Company's Non-GAAP Financial Measures are presented herein because management of the Corporation believes that such measures represent a reasonable approximation of projected operating income and are relevant for evaluating projected returns on the Prairie Creek Property. The Company's Non-GAAP Financial Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP financial measures as reported by such organizations. There is no measure contained in the Company's financial statements that provides a direct comparison to the Company's Non-GAAP Financial Measures, as cash flows from operating activities would be the most directly comparable measure, but the Company does not currently have any operations and does not present operating income in its financial statements. The Company's Non-GAAP Financial Measures should not be construed as alternatives to net income, cash flows related to operating activities, or other financial measures determined in accordance with GAAP, as an indicator of the Company's projected performance.

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

Exhibit Number	Description of Document
1.1	Notice of Articles (of Incorporation) (1)
1.2	Articles (Bylaws) (2)
4.1	Form of Option Agreement (Senior Officers) dated October 15, 2007 to acquire common shares under the Company’s Stock Option Plan. (3)
4.2	Form of Option Agreement (Directors and Senior Officers) dated March 27, 2009 to acquire common shares under the Company’s Stock Option Plan. (4)
4.3	Employment Agreement between the Company and Alan Taylor dated January 1, 2010. (5)
4.4	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011. (6)
4.5	2012 Fixed Stock Option Plan. (7)
4.6	2014 Non-Employee Directors Deferred Share Unit Plan. (8)
4.7	2014 Restricted Share Unit Plan. (9)
4.8	Base Metal and Precious Metal Net Smelter Returns Royalties Agreement dated May 31, 2013. (10)
4.9	Underwriting Agreement dated June 16, 2016 as amended and restated as of June 28, 2016 (11)
4.10	Credit Agreement dated December 22, 2017
4.11	Investor Agreement dated December 22, 2017
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as exhibit 1.A to the Company’s 20-F annual report filed on July 26, 2005.
(2)	Previously filed as exhibit 1.B to the Company’s 20-F annual report filed on July 26, 2005.
(3)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 11, 2008.
(4)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on May 27, 2009.
(5)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on May 13, 2010.
(6)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on May 2, 2011.
(7)	Previously filed as exhibit 4.5 to the Company’s 20-F annual report filed on April 30, 2015.
(8)	Previously filed as exhibit 4.6 to the Company’s 20-F annual report filed on April 30, 2015.
(9)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on April 30, 2015.
(10)	Previously filed as exhibit 4.9 to the Company’s 20-F annual report filed on April 30, 2015.
(11)	Previously filed as exhibit 4.12 to the Company’s 20-F annual report filed on March 22, 2017.

166

Signatures

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 28th day of March, 2018.

CANADIAN ZINC CORPORATION

“John F. Kearney”
Per: (signed) John F. Kearney
Title: President, Chief Executive Officer & Director

167