Form 20-F
period 2018-12-31
NORZINC LTD.
filed 2019-03-18
CIK 910569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 000-22216

NorZinc Ltd.
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2018: 369,663,942 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒            No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are historically not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” or “contained metal” in a resource is permitted disclosure under Canadian regulations; however, the SEC Industry Guide 7 historically only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

U.S. Investors should note that the mineral reserves of the Prairie Creek Mine are reported in accordance with Canadian regulatory standards and MAY NOT qualify as mineral reserves that comply with the standards set forth in SEC Industry Guide 7.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

This Annual Report relates to the results of operations and financial condition of NorZinc Ltd. (formerly Canadian Zinc Corporation) and its subsidiaries, and is intended to be read in conjunction with the accompanying audited consolidated financial statements and notes thereto of the Company for the years ended December 31, 2018 and 2017 (the “Annual Financial Statements”) and other corporate filings, including the Management’s Discussion and Analysis for the year ended December 31, 2018 all of which are available under the Company’s profile on SEDAR at www.sedar.com.

Please see the section, “Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

The Annual Financial Statements include the accounts of NorZinc and its wholly owned subsidiaries and have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

On September 6, 2018, Canadian Zinc Corporation (“Canadian Zinc” or "CZN”) and NorZinc completed an internal corporate reorganization by way of a statutory arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, shares of CZN were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder’s ultimate economic interest and shareholders of Canadian Zinc became shareholders of NorZinc and Canadian Zinc became a wholly-owned subsidiary of NorZinc. The Arrangement was completed to facilitate future project financing of the Prairie Creek Project. The Arrangement leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The common shares of NorZinc commenced trading on the Toronto Stock Exchange (“TSX”) in September 2018, under the symbol “NZC” and on the OTCQB under the symbol “NORZF” and the former shares of Canadian Zinc were delisted from trading.

As a result of the Arrangement, the Company is considered to have continued CZN’s mineral properties exploration and development business and has recorded the assets and liabilities of the CZN operations at book value. The Annual Financial Statements reflect the operations of CZN until September 6, 2018 and that of the Company thereafter. Reference in this Annual Report to “the Company” refers to “CZN” prior to September 6, 2018 and in this Annual Report, the terms “the Company” or “NorZinc” or “NZC” refer to NorZinc Ltd. and all its subsidiaries together, unless the context otherwise clearly requires.

A. Selected Financial Data

The following table sets forth selected financial data of the Company. This selected financial data is derived from the Company’s audited financial statements and notes thereto, as at December 31, 2018, 2017, 2016, 2015 and 2014. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future. The selected financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects”, and the financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

Selected Financial Data

(CDN$ in thousands, except share and per share data)

	Year ended December 31,
	2018	2017	2016	2015	2014
Amounts in accordance with IFRS:
Net loss	$(11,619)	$(11,074)	$(5,077)	$(8,262)	$(12,434)
Basic and diluted loss per share	(0.04)	(0.04)	(0.02)	(0.04)	(0.06)
Total assets	17,846	21,565	18,497	11,183	21,899
Net assets	14,546	5,667	15,899	8,907	17,045
Share capital	134,536	114,618	114,618	104,028	104,028
Reserves	17,295	16,715	15,873	14,394	14,270
Dividends declared (per share)	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding – basic and diluted	315,435,463	266,111,543	238,480,985	218,047,709	192,465,968
Number of common shares outstanding	369,663,942	266,111,543	266,111,543	218,047,709	218,047,709

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a discussion of those distinctive or special characteristics of NorZinc Ltd. (“NorZinc” or the “Company” or “NZC”), its operations and its industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

The Company may be unable to continue as a going concern.

NorZinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. NorZinc does not currently generate any cash flow from its operations and will need to generate additional financial resources to fund its corporate administration costs and working capital, to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production.

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

Supported by the results of the 2017 FS, NorZinc will continue to evaluate all alternatives and possibilities for raising the senior financing to complete the development and construction necessary to put the Prairie Creek Mine into production. The Company is currently evaluating various opportunities and seeking additional sources of financing. However, the ability to raise financing may be impacted by conditions beyond the control of the Company, including future projections of commodity prices, uncertainty in the capital markets and the lack of investor interest in the resource sector.

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

The Company has a history of losses and cannot provide assurance of profitable operations.

The Company has incurred cumulative losses since inception of $137,285,000 through December 31, 2018, which includes $89,885,000 of exploration and development expenditures on the Prairie Creek Property and $7,406,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

The Company’s operations are subject to permitting requirements that the Company may not be able to comply with in the future.

The operations of NorZinc require licences and permits from various governmental and regulatory authorities. NorZinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. NorZinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee the Company will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with NorZinc’s operations. To the extent such approvals are required and not obtained; NorZinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

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

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on NorZinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

The Company’s operations are subject to environmental and other regulatory requirements that the Company may not be able to comply with in the future.

NorZinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. NorZinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.

All phases of NorZinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect NorZinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on NorZinc’s financial condition, liquidity or results of operations. NorZinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

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

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee the Company will be able to maintain all necessary permits on acceptable terms.

Although NorZinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, NorZinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that NorZinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect NorZinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which NorZinc holds interests which are unknown to NorZinc at present and which have been caused by previous owners or operators of the properties.

The Company is exposed to various levels of political, legislative, and other risks and uncertainties that may impact its continued operations or financial position.

The Company conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. NorZinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

NorZinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which NorZinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of NorZinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costlier over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on NorZinc.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase NorZinc’s political and legislative risk. The Government of Canada and Government of the Northwest Territories are facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect NorZinc’s operations. Future government actions cannot be predicted but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect NorZinc’s operations or business.

The Government of the Northwest Territories is developing a new Mineral Resources Act and is considering making it a legal requirement for proponents who intend to undertake resource development activities in the Northwest Territories to enter into impact benefit agreements with affected Aboriginal groups.

In 2016, the Government of Canada announced the introduction of a national pan-Canadian framework that includes a national floor price on carbon which, if implemented, will increase the cost of power supply to the Company’s projects. The Government of the Northwest Territories has committed to meet the federal benchmark for carbon pricing by 2019 and plan to introduce a territorial carbon tax effective July 1, 2019 based on $20 per tonne increasing annually to $50 per tonne by 2022, subject to certain adjustments and/or credits for large or small emitters, and on aviation and heating fuel.

On May 30, 2018 Environment and Climate Change Canada (ECCC) published the amended Metal and Diamond Mining Effluent Regulations (MDMER). The amendments include many changes that came into force on June 1, 2018 and new requirements for effluent and water quality monitoring which will come into force on January 1, 2019. The new MDMER regulations impose lower, more stringent, effluent discharge limits for arsenic, copper, cyanide, lead, nickel and zinc, as well as introduce limits for un-ionized ammonia. The new regulations also amend the environmental effects monitoring performance measurement and evaluation requirements, which stipulate that mine effluent not be acutely lethal to Daphnia magna.

In February 2018, the Government of Canada tabled Bills C-68 and C-69 in Parliament that if enacted will replace the Canadian Environmental Assessment Act 2012 with an Impact Assessment Act and amend the Fisheries Act and the Navigation Protection Act (becoming the Canadian Navigable Waters Act). Although the Canadian Environmental Assessment Act does not impact the Prairie Creek Project, as the legislative and regulatory framework and regulations in the Mackenzie Valley are governed by the MVRMA, the proposed new legislation is reflective of current federal government policies and may lead to changes in the MVRMA. The key changes proposed to the environmental and regulatory system include shifting from environmental assessment to impact assessment which would look at all of a project’s impacts, including environmental, health, social and economic impacts. The proposed legislation is intended to provide more transparency and certainty that decisions would be based on robust science, evidence and Indigenous traditional knowledge, more and earlier opportunities for meaningful participation by Indigenous peoples and more Indigenous leadership of and partnership in project review. Bill C-68 would change the Fisheries Act from prohibiting serious harm to fish, to “prohibiting works, undertakings and activities that result in the death of fish or the harmful alteration, disruption or destruction of fish habitat”. An amendment to Bill C-68 introduced in the House of Commons expands what is considered fish habitat, by declaring that characteristics of water flow could be deemed to be fish habitat.

NorZinc’s exploration, development and production activities may be substantially affected by political and legislative factors beyond NorZinc’s control, any of which could materially adversely affect NorZinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Company operations and project costs may be negatively affected by Aboriginal land claims and treaty rights.

Relations between the Company and potentially impacted aboriginal groups have the potential to delay or halt regulatory approval processes and project development or construction and increase project costs, which may negatively affect the economics of the Prairie Creek project.

The Canadian courts have confirmed that the Crown has a duty to consult with Aboriginal people, and to accommodate if necessary, when its decisions or actions may adversely affect Aboriginal rights and interests or treaty rights. Crown consultation has the potential to delay regulatory approval processes. In certain cases, respecting Aboriginal rights may mean regulatory approval may be denied or the conditions in the approval make the project economically challenging or not feasible. In addition to the potential impacts of such claims, development and construction may be inhibited, delayed or stopped which could result in, among other things, a significant increase in costs and/or cost overruns, delays, reduced support of the federal or territorial governments or challenges to, or the revocation of, regulatory approvals or permits and/or the need for additional regulatory processes, any of which could materially impact the overall feasibility or economic benefits of the Prairie Creek Project which, in turn, could have a material adverse effect on the Company and its business.

The Prairie Creek Mine is located on land claimed by NDDB of Nahanni Butte as their traditional territory. The NDDB is a “band” pursuant to the Indian Act RSC 1985 and is part of the Dehcho indigenous group. The members of the Dehcho are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982. The Federal Government has recognized that the inherent right of self-government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982.

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

Since the mid-1990s the Dehcho and the Federal Government and the Government of the Northwest Territories have been engaged in ongoing land settlement negotiations in what is referred to as the “Dehcho Process” whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory.

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

The Framework Agreement provides that no new water licences or land use permits will be issued under the MVRMA within the Dehcho territory except after written notice to the Dehcho First Nations and after a reasonable period of time for the Dehcho to make representations with respect to the application for such licence or permit. Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Dehcho territory without the support of the affected Dehcho First Nation.

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

Negotiations in the Dehcho Process continued intermittently since 2006.

A draft bilateral agreement was tabled and discussed in 2014. The draft agreement provided for land selection, the completion of a Dehcho Land Use Plan and the structure and responsibilities of a Dehcho Resource Management Authority. It was reported in January 2015 that the Government of the Northwest Territories offered the Dehcho First Nations land selection of 37,500 square kilometres of their traditional territory, with only surface rights, as well as a generalized interest in the subsurface equivalent of approximately 18% of the Dehcho Settlement Area. The Company understands from media reports that a revised draft bilateral proposal was tabled by Canada and the Government of the Northwest Territories in May 2018. It was reported that the new offer outlines two options. One has a $113 million cash settlement, with 48,000 square kilometres of surface and subsurface resource royalty rights, but no resource revenues from Crown land in the Mackenzie Valley. The other option is the same cash settlement, but with a smaller land offer of 42,000 square kilometres of surface and subsurface rights, and a small share in mineral royalties from development on Crown land in the Mackenzie Valley. It was reported that the governments’ latest land claim offer was rejected by the Dehcho First Nations General Assembly in July 2018.

The outcome of the Dehcho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Dehcho government within the Dehcho territory. It is expected that the negotiations towards a Dehcho Final Agreement will take many years to complete.

The Company cannot predict the impact, if any, that the Dehcho Final Agreement, if eventually approved and signed, may have on the Prairie Creek Mine or the permitting thereof.

A key feature of devolution was the establishment of an Intergovernmental Council which was established by the Northwest Territories Intergovernmental Agreement on Lands and Resources Management signed between the Government of the Northwest Territories, Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council and the Tłįchǫ Government as part of the Devolution Agreement which came into effect on April 1, 2014. The Intergovernmental Agreement allows for other Aboriginal organizations to become a party and the Government of the Northwest Territories is continuing discussions with the Dehcho First Nations and the Akaitcho Territory Dene First Nations about signing onto the Devolution Agreement and becoming members of the Council.

NorZinc is not able to predict future government actions or determine the impact, if any, on its business or operations if the Dehcho First Nations sign on to the Devolution Agreement and becoming members of the Intergovernmental Council, or if the proposed Northwest Territories Minerals Resources Act is enacted. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on NorZinc.

The Company’s operations may be negatively affected by Aboriginal disagreement regarding Impact and Benefit Agreements

The Company has instituted policies to promote the achievement of participative and mutually beneficial relationships with the Aboriginal groups affected by the Prairie Creek project and is committed to working with such groups so they may realize benefits from the project and its operation.

Notwithstanding that the Company has entered into agreements with Aboriginal groups respecting the Prairie Creek Project, the issues are complex and the impact of Aboriginal relations on operations and development initiatives is uncertain. There is no guarantee that the Company will be able to satisfy the concerns of the Aboriginal groups and attempting to address such concerns may require significant and unanticipated capital and operating expenditures. Future disagreements with Aboriginal groups could result in legal challenges by Aboriginal groups alleging breach of contract. If successful, such claims could require the Company to pay unanticipated compensation or damages to one or more Aboriginal groups.

The Company’s continued operations depend on international market prices of metal and the marketability of minerals.

The market price of metals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of metals, including concentrates, from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of metals or concentrates produced.

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

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect NorZinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, NorZinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond NorZinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from NorZinc’s mining properties is dependent on metal prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from NorZinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and NorZinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting NorZinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The marketability of concentrates is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of concentrates, the effect of which cannot be accurately predicted.

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

The Company has signed non-binding Memoranda of Understanding (MOUs) with Korea Zinc and Boliden for the sale of its zinc concentrates (and with Korea Zinc for lead concentrates). The MOUs set out the intentions of the Company and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential. The Boliden MOU expires on June 30, 2019 and discussions have commenced with Boliden on the extension or revision to this MOU. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. In view of this, the Company is initiating an updated study to analyze the current market. Based on the current development timeline for Prairie Creek the first concentrate will be produced in 2022.

The actual sales agreements will likely provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners. Based on the current MOUs, payables and penalties will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU. Treatment and refining charges, including deductibles and penalties, vary with smelter location, and individual smelter terms and conditions. The economic model used in the 2017 FS has been prepared assuming average blended indicative treatment charges and penalties, however, no smelter or concentrate buyer has contractually committed to the assumed treatment charges or penalties. There can be no assurance that the assumed terms will be available to the Company.

The Company may be adversely affected by exchange rate fluctuations.

Currency fluctuations may affect the costs that NorZinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The Company’s exploration efforts are speculative in nature and may be unsuccessful.

Mineral exploration and mining involves a high degree of risk.

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

There is no certainty that the expenditures made by NorZinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by NorZinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in NorZinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect NorZinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. NorZinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

The Company’s estimate of mineral reserves and mineral resources may be incorrect.

There is uncertainty in the estimation of mineral reserves and mineral resources.

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond NorZinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty, which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of NorZinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on NorZinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of NorZinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require NorZinc to reduce its Mineral Reserve or Mineral Resources estimates.

The Company’s insurance will not cover all potential risks associated with the operations of a mining company.

The Company is not insured to cover all potential risks.

NorZinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to NorZinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although NorZinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. NorZinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to NorZinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

NorZinc might also become subject to liability for pollution or other hazards which may not be insured against, or which NorZinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause NorZinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company cannot guarantee that it has or will continue to have good title to its mining properties.

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

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and NorZinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. NorZinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

The Company is dependent on certain key executives and the loss of any of these executives may adversely impact operations and directors or officers of the Company may have conflicts of interest.

The Company is dependent on certain key executives and the loss of these executives may adversely affect corporate activity and results of operations.

NorZinc is dependent on the services of key executives, including its President and Chief Executive Officer, its Vice President of Exploration and Chief Operating Officer and its Chief Financial Officer. Due to the relatively small size of the Company, the loss of these persons or NorZinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving NorZinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which NorZinc may participate, the directors of NorZinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not NorZinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions by the Company may not produce desired benefits.

From time to time, NorZinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of NorZinc’s business, and may expose NorZinc to new geographic, political, operating financial and geological risks. NorZinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of NorZinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of NorZinc’s ongoing business; the inability of management to maximize the financial and strategic position of NorZinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, NorZinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose NorZinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that NorZinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The competitiveness of the mining and resource industry in all its phases may impact the development of the Company.

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. NorZinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than NorZinc. As a result of this competition, NorZinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, NorZinc’s operations and financial condition could be materially adversely affected.

The Company cannot guarantee maintaining an effective system of internal control to accurately report financial results or prevent fraud.

The Company is subject to Canadian regulations regarding internal controls over financial reporting and there are no assurances that the Company will be able to continue to comply with heightened regulatory requirements. Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s inability to satisfy the requirements Canadian regulatory requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price or market for its equity securities. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations.

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

Information technology systems disruption could jeopardize the Company’s operations.

The Company relies on information technology systems and networks in the operation of its business. The Company could be materially and adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents or may be compromised by natural disasters or defects in software or hardware systems. The consequences of the Company’s information technology systems being compromised include material and adverse impacts on the Company’s financial condition, operations, production, and reputation.

Conditions resulting from climate change may restrict or prohibit mining operations.

Experience in recent years would indicate that winter seasons in the north of Canada have been getting somewhat shorter and a little warmer. The Company identified some climate change risks from reliance on a winter-only access road and with a large volume of concentrates to transport out from, and supplies to bring in to, the Prairie Creek Mine site, so the decision was taken to propose construction and operation of the ASR. Constructing and operating the ASR could be impacted by potential climate change. Natural thaw of discontinuous permafrost could lead to soil instability and potentially slope failures and ongoing road maintenance may be required to address zones of thaw and settlement, as well as local soil movement or erosion.

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

The Company may be adversely affected by global financial conditions.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries.

The share price of NorZinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to NorZinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning NorZinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect NorZinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. NorZinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Shareholder dilution will impact the proportionate ownership of a shareholder and may impact the price of the Company’s securities.

As of the date of this Annual Report, there were 370,898,330 common shares outstanding and the Company had 14,610,000 share purchase options and 9,925,647 share units outstanding. The exercise or payout of all the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

The Company requires capital and is subject to financing risks.

Additional financing may be needed for business operations which may lead to dilution of the Company’s current shareholders. The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

The Company has not paid any dividends and is unlikely to do so in the future.

The Company has no earnings or dividend record, and has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. The Company's current intention is to apply any future net earnings to increase its working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company's common shares, or securities convertible into common shares. The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of common shares.

Enforcement of foreign judgments against the Company may not be possible.

The Company is organized under the laws of, and headquartered in, British Columbia, Canada, and none of its directors and officers are citizens or residents of the United States. As such, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against the Company and its directors and officers obtained in United States courts based upon the civil liability provisions of United States federal securities law, or (ii) bring in courts outside the United States an original action against the Company and/or its directors and officers to enforce liabilities based upon such United States securities laws.

As a result of the Company’s foreign private issuer status, the Company’s shareholders may have less complete and timely data.

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

The Company’s “Passive Foreign Investment Company” status may have adverse tax consequences for U.S. investors.

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. shareholders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2018, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Company’s securities may be subject to penny stock regulations that require abiding by specific criteria in matters such as financings.

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

Item 4. Information on the Company

A. History and Development of the Company

Background

The principal business activity of the Company and its wholly-owned subsidiaries Canadian Zinc Corporation and NorZinc-Newfoundland Ltd., is the exploration and development of natural resource properties. The Company’s key project is the wholly-owned Prairie Creek Project. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

The Company’s registered and records office is located at Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange under the symbol “NZC” and on the OTCQB under the symbol “NORZF”.

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

Technical Information

All scientific and technical information in this Annual Report has been reviewed and approved by Alan Taylor, P.Geo., Vice President of Exploration and Chief Operating Officer of the Company, a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

For additional information regarding the Company’s Prairie Creek Project, please see the technical report entitled “Technical Report – Prairie Creek Property Feasibility Study NI 43-101 Technical Report” dated effective September 28, 2017 (the “Prairie Creek Technical Report”), by H.A. Smith, L.P. Staples, S. Elfen, G.Z. Mosher, F. Wright and D. Williams on the Company’s profile at www.sedar.com or on EDGAR at www.sec.gov.

For additional information regarding the Company’s LeMarchant deposit, including the key assumptions, parameters and methods used to estimate the updated mineral resource estimate, please see the technical report entitled “NI 43-101 Technical Report and Updated Mineral Resource Estimate on the LeMarchant Deposit South Tally Pond Property, Central Newfoundland, Canada” prepared by Michael Cullen, Matthew Harrington and Michael J. Vander, dated effective September 20, 2018.

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

General Development of the Business

Prairie Creek Project

Ownership, Reserves and Existing Infrastructure

The Prairie Creek Project is an advanced-stage, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). The Prairie Creek Property is subject to a 1.2% net smelter return royalty.

The Prairie Creek Mine contains a Proven and Probable Reserve of 8.1 million tonnes grading 8.6% Zn; 8.1% Pb and 124 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years at 1,600 tonnes per day mining.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to the Reserve category and thus potentially significantly increasing the initial 15-year mine life.

The Prairie Creek Mine has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

NorZinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Prairie Creek Project. As the Prairie Creek Mine is the flagship property of the Company, its development is integrally linked to the financing of the Company.

2017 Feasibility Study

The Company completed a Feasibility Study (“2017 FS”) in 2017, the results of which are set forth in the Prairie Creek Technical Report which contemplates a mine life of 15 years resulting in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the life of the mine and pre-tax Net Present Value (“NPV”) of $344 million, using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base case metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00 and treatment charges of US$172/tonne for zinc concentrate and US$130/tonne for lead concentrates.

Using the base case metal prices and an exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 increases the pre-tax NPV8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 increases the pre-tax NPV8% to $574 million and the IRR to 31.9%.

The 2017 FS indicated average annual production over the first 10 years of operation (including the start-up year) of 64,800 tonnes of zinc concentrate and 71,600 tonnes of lead concentrate containing a total of 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver in both zinc and lead concentrates. Pre-production capital costs, including provision for a new All Season Road (“ASR”), were estimated at $279 million, including contingency, with payback of less than five years.

The 2017 FS contemplated a 2.5 year construction period, commencing with a winter road construction as the initial phase of the ASR construction.

The All Season Road

Regulatory Approval

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Prairie Creek All Season Road Project for the Prairie Creek Mine (the “EA Report”) and submitted the EA Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs. The Review Board recommended that approval of the All Season Road be granted subject to implementation of the measures described in the EA Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board’s recommendation that the All Season Road for the Prairie Creek Mine be approved, subject to the same conditions as the EA Report. The full texts of the correspondence related to this process may be viewed on the public registry website of the Review Board.

The Environmental Assessment (“EA”) of the ASR was completed in 2018. With the Company’s submission of the requested Post-EA Information Package in February 2019, subsequently deemed complete in March 2019, the ASR permit has now entered the final permitting stage jointly with the Mackenzie Valley Land and Water Board (“Water Board”) and Parks Canada (jointly “MVLWB & Parks”), with a permit expected to be received in the third quarter of 2019. The permit is expected to incorporate the recommended mitigation measures included in the EA Report.

The construction schedule of the ASR requires an initial Phase 1 winter road be established in order to gain initial access to the project site and, at the same time, provide required geotechnical data to finalize the ASR route design. Due to local terrain challenges, small sections of the Phase 1 road would be constructed using non-typical methods of winter roads. The ASR will follow the general alignment of the previously permitted winter road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road.

Indigenous Agreements

The Nah?a Dehé Dene Band (“NDDB”) of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB’s Traditional Territory. The Łíídlįį Kų́ę́ First Nation (“LKFN”) of Fort Simpson are the largest community within the Dehcho Region, Fort Simpson is located about 185 kilometres east of the mine site.

In 2011, the Company signed an Impact Benefit Agreement with the NDDB (the “Nahanni IBA”), and subsequently signed a similar agreement with the LKFN (the “LKFN IBA”) for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project.

Recognizing the ASR may have additional potential impacts and effects on both groups as compared to a winter-only road, the Company initiated consultation discussions with both groups.

In January 2019, the Company signed a Traditional Land Use Agreement (“TLUA”) with the NDDB for the construction and operation of the ASR. The Company is also finalizing negotiations for a Road Benefit Agreement (“RBA”) with the LKFN.

As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an Environmental Management Agreement (“EMA”). The EMA is intended to be a formal mechanism, tested in other projects, to, in addition to regulatory instruments, provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management of the road, a cornerstone of which is a Dene-led independent monitoring program. This agreement will also provide for Dene communities’ review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend the EMA to provide for a consultative and cooperative approach to environmental management of the ASR that will establish the appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, ongoing review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

These aforementioned agreements, both completed and near completion, provide assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final stage of permitting.

Timing

NorZinc plans to construct the ASR over three calendar years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the ASR is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and project development.

2018 Operations

The Prairie Creek Project site was re-opened at the beginning of June 2018 and closed at the end of October 2018. Work was initially focused on normal care and maintenance activities, including re-initiation of treatment of mine water discharge, building maintenance and mobile equipment repair. Much additional work was carried out relating to the upgrade of the reagent storage pad area and repackaging all the mill process materials stored at this pad and in the main yard. Repackaging and reorganization of stored mill process reagents was completed by the end of the summer.

Two airlifts of diesel fuel and freight were completed in July and August 2018. A helicopter supported program in undertaking further geotechnical studies and additional base line environmental studies, including archeology, along the ASR route was completed in August.

A further assessment of site equipment and infrastructure was undertaken to better estimate costs of rehabilitation along with advancing basic engineering in preparation for construction and planning for 2019. During September and October, engineering investigations focussed on the assessment of, and proposals for the rehabilitation of certain site facilities in anticipation of early construction, including site cranes, accommodation, the mill roof and some electrical facilities.

The Company is now considering refurbishing some of those items in the 2019 site season prior to main construction activities planned for 2020. An upgrade of the communication infrastructure was also completed along with the repair of mobile equipment.

Other 2018 Permitting Activities

The Company made various applications to the Water Board for extensions or amendments to a number of existing licenses and land use permits, including the following:

(i)	The Company successfully applied to amend exploration Water Licence MV2001L2-0003 so that the zinc compliance levels reflect the levels prescribed in the federal Metal and Diamond Mining Effluent Regulations.

(ii)	The Company extended by two years the terms of Land Use Permit MV2013C0002 (issued in April 2013 for a term of five years, which permits exploration drilling anywhere on the extensive Prairie Creek Property, and which expired on April 24, 2018) and Land Use Permit MV2008D0014 (issued in June 2013 for a term of five years, which permits operations at the Prairie Creek Mine, and which expired on June 16, 2018).

(iii)	The Company applied to extend the term of Water Licence MV2008L2-0002 by 25 years and consideration of the application is pending, subject to NZC's completion of engagement with Indigenous groups.

The Company also plans to make the following applications:

(i)	Amendment to exploration Water Licence MV2001L2-0003, which will expire on September 9, 2019 to extend the term.

(ii)	Replacement of underground exploration Land Use Permit MV2012C0008 which will expire on May 10, 2019 and which is not extendable as it has already been extended by two years.

(iii)	Replacement of Land Use Permit MV2008D0014, which will expire in June 2020, and which is not extendable as it ahs already been extended by two years.

Financing Initiatives – RCF Provides $20 Million Equity Financing

In December 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Fund VI L.P. (“RCF VI”) pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team. The Company also entered into an investor agreement (the “Investor Agreement”) with RCF VI which contained various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favour of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain project oversight rights.

On May 14, 2018, the Company entered into an equity financing agreement with RCF VI CAD LLC (“RCF VI CAD”), a subsidiary of RCF VI, pursuant to which RCF VI CAD agreed, subject to shareholder and regulatory approvals, to purchase $20 million in units, each unit consisting of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018 (the “Units”). The use of proceeds was agreed to include repayment of the US$10 million Project Bridge Loan, the ongoing development of the Prairie Creek Project and general working capital. At the Company’s Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of the equity financing with RCF VI CAD.

On July 10, 2018, the Company closed the $20 million financing and issued 100 million units to RCF VI CAD at a price of $0.20 per Unit. The proceeds from the equity financing were used in part to repay the US$10 million Project Bridge Loan to RCF VI and are being directed to ongoing development of the Prairie Creek Project, including additional engineering and permitting work to improve project confidence, and general working capital.

In conjunction with the closing of the financing, the existing Investor Agreement with RCF VI was amended and restated to include RCF VI CAD and to provide for the right of RCF VI CAD to nominate additional members to the board of directors and to provide certain other project oversight rights, among other things, and RCF VI transferred its holdings in NorZinc to RCF VI CAD. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis.

The Company is working with HCF International Advisers (“HCF”) as financial advisers to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine. A temporary slowdown was placed on project debt financing discussions in June 2018, due to the extended time of approving the ASR, but discussions have recommenced. The market for project lending is currently reasonably strong, however, as described in the Risks section, equity markets for junior base metal companies are currently at recent historic lows. The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

Newfoundland Properties

Overview

The Company holds four, high-grade zinc-lead-copper-gold-silver volcanogenic massive sulphide (“VMS”) deposits consisting of Lemarchant, Boomerang-Domino, Long Lake and Tulks East. Three of these have resource estimates and Tulks East has a historical resource. All of these deposits have excellent potential for expansion. NorZinc intends to focus its exploration on priority targets at these four established deposits with the aim of increasing the resource base.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Since acquiring the Newfoundland assets, the Company has completed 47,000 metres of drilling on its properties and increased indicated resources by almost 40%. The majority of the claims have reached their 20th year of ownership, at which time assessment and license costs increase by 80%. As part of the exploration process and claim evaluation, the Company, in January 2019, allowed claims that are not proximal to the established resources or part of the 2019 plan to expire.

Mineral Resource Estimate Update

On September 20, 2018, the Company reported an updated Mineral Resource Estimate for the 100% owned Lemarchant zinc-lead-copper-gold-silver VMS deposit. The Lemarchant deposit is located 20 km from Teck’s past-producing Duck Pond copper-zinc mine.

A summary of the new Mineral Resource Estimate at a cut-off grade of 4% Zinc Equivalent (“ZnEq”) appears in Table 1 below. Table 2 presents the deposit’s calculated contained metal based on the Mineral Resource Estimate.

Table 1: Lemarchant Deposit Mineral Resource Estimate at 4.0% ZnEq Cutoff (Effective September 20, 2018)

Category	Tonnes	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)	ZnEq (%)	BaSO4 (%)
Indicated	2,420,000	6.15	1.60	0.68	1.22	64.04	12.40	23.53
Inferred	560,000	4.68	1.08	0.45	1.06	44.67	9.31	13.11

Table 2: Mineral Resource Estimate Contained Metal

Category	Zn (M lbs.)	Pb (M lbs.)	Cu (M lbs.)	Au (K oz)	Ag (M oz)	Barite (tonnes)
Indicated	328.1	85.3	36.3	0.95	5.0	570,000
Inferred	57.8	13.3	5.6	0.19	0.8	73,000

1.	Resource tonnages have been rounded to the nearest 10,000. Totals may vary due to rounding.
2.	Price assumptions used were in USD $1.10/lb Zn, $1.00/lb Pb, $3.21/lb Cu, $1351/oz Au, and $19/oz Ag.
3.	Metal recoveries used were 91.46% Zn, 82.42% Pb, 79.50% Cu, 84.23% Au and 68.22% Ag and are based on the 2017 Central Milling Facility Assessment prepared by Thibault & Associates Ltd.
4.	ZnEq% = Zn% + ((Pb% * 22.046 * 0.8242*1.00) + (Cu% * 22.046 * 0.795 * 3.21) + (Ag g/t/31.10348 * 0.6822 * 19) + (Au g/t/31.10348 * 0.8423 * 1351))/(1.10 * 22.046 *0.9146)
5.	BaSO4% (Barite) is not included in the ZnEq% calculation
6.	A full block grade cut-off of 4.0 % ZnEq was used to estimate Mineral Resources
7.	Assay composites (1 meter) were capped at 36% Zn, 14.5 g/t Au, and 550 g/t Ag in the Mineralized domains, at 2.2% Cu, 4.6 g/t Au and 105 g/t Ag in the Upper Footwall domains, at 4.8% Zn and 8 g/t Ag in the Lower Footwall Domains and at 2% Zn, 5.2 g/t Au, and 48 g/t Ag in the Mudstone domains.
8.	Results of an interpolated Ordinary Kriging bulk density model have been applied
9.	Mineral Resources are considered to reflect reasonable prospects for economic extraction in the foreseeable future using conventional underground mining methods
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	This estimate of Mineral Resources may be materially affected by environmental, permitting, legal title, taxation, sociopolitical, marketing, or other relevant issues.

The updated Mineral Resource Estimate was prepared for the Company by Mercator Geological Services Limited of Dartmouth, Nova Scotia. The updated Mineral Resource estimate for Lemarchant has an effective date of September 20, 2018 and is based on information provided from 165 drillholes, totaling 52,952 metres, completed between 1991-1993 and 2007-2017. Between 2013 and 2017, NorZinc completed 91 drillholes and 8 drillhole extensions for 28,455 metres, all of which post-date the last NI 43-101 Mineral Resource Estimate prepared for the deposit in 2012.

As a result, the updated Mineral Resource Estimate set out in Table 1 incorporates significant new exploration information in the geological interpretation and grade estimation, providing a more refined resource model in known areas as well as expanding the resource base in new areas. The Mineral Resource Estimate is based on 2 adjacent zones of VMS style mineralization, the Main Zone and Northwest Zone.

Corporate Matters

Executive Changes

On May 16, 2018, the Company hired Don MacDonald, formerly CFO and Acting CEO of KGHM International, as President of the Company, effective May 16, 2018 and as Chief Executive Officer effective June 27, 2018. Mr. MacDonald is a CPA, CA with Bachelors and Masters degrees in engineering and has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career.

On June 27, 2018, John Kearney retired as Chief Executive Officer, while continuing as the Chairman of the Board, and Don MacDonald was appointed as Chief Executive Officer of the Company.

Reorganization

At Canadian Zinc Corporation’s Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of a statutory arrangement to reorganize the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The Arrangement, which became effective September 6, 2018, leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of CZN were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

The objective of the Arrangement was to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Mine would require that the Prairie Creek Project be held in a separate stand-alone entity, and that the public parent company be structured to act as project sponsor. Management determined that the Arrangement, which left all the Prairie Creek property, assets, agreements and permits in place, held in a wholly-owned subsidiary, was the most efficient way to accomplish this objective.

At the end of its most recently completed financial year, the Company’s structure includes a wholly-owned subsidiary, Canadian Zinc Corporation, which in turn has a wholly-owned subsidiary, Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”), which is organized under the laws of British Columbia. In January 2019, the Company amalgamated Paragon and Messina into one entity, renamed the entity NorZinc-Newfoundland Ltd., and transferred ownership from CZN to NorZinc.

Marketing

The Company has retained Cliveden Trading AG to advise on current and future market conditions for zinc and lead concentrates. NorZinc has signed non-binding Memorandum of Understanding (“MOU”) with each of Korea Zinc Company (“Korea Zinc”) and Boliden Commercial AB (“Boliden”) for the sale of the Company’s planned zinc concentrate production (and with Korea Zinc for planned lead concentrate production) confirming the marketability of both concentrates. The planned zinc concentrate production will contain, to varying degrees, relatively high levels of mercury. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. The Boliden MOU was to expire on December 31, 2018 and has been extended to June 30, 2019. The Company is continuing discussions with Boliden on the further extension and possible addition of lead concentrate to the Boliden MOU.

B. Business Overview

NorZinc’s focus for 2019 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

The business of mining for minerals involves a high degree of risk. NorZinc is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and zinc price volatility; all of which are uncertain.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of metals, exploration and development risks and the other factors described in the section entitled "Risk Factors" in this Annual Report.

At December 31, 2018, the Company had cash and cash equivalents and short-term investments totaling $9.3 million and a working capital balance of $8.3 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

At the Prairie Creek Mine Site, various care-and-maintenance programs were completed over the summer of 2018. Further de-risking programs will continue in 2019 and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The Company will be considering refurbishment of some of those items in the 2019 summer season, prior to main construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the ASR by the MVLWB & Parks. The regulatory phase is expected to be completed in the third quarter of 2019.

The Company concluded an important TLUA agreement with NDDB and is negotiating the RBA agreement with LKFN, all the while continuing engagement with both Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the All Season Road to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of both Indigenous groups in environmental monitoring.

A temporary slowdown was placed on project debt financing discussions in June 2018 production due to the extended time of approving the ASR, but discussions have recommenced with a target for financing in the latter part of 2019. The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

C. Organizational Structure

At the end of its most recently completed financial year, the Company’s structure includes a wholly-owned subsidiary, Canadian Zinc Corporation, which in turn has a wholly-owned subsidiary, Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”), which is organized under the laws of British Columbia. In January 2019, the Company amalgamated Paragon and Messina into one entity, renamed the entity NorZinc-Newfoundland Ltd., and transferred ownership from CZN to NorZinc.

The following chart shows the intercorporate relationship between the Company and its subsidiaries as at December 31, 2018:

The following chart shows the intercorporate relationship between the Company and its subsidiaries subsequent to December 31, 2018:

D. Property, Plant and Equipment

The Company’s key property is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”).

The Company also owns an extensive mineral land package in central Newfoundland covering three large VMS projects with known mineral deposits and excellent exploration potential, including the South Tally Pond Project, which hosts the Lemarchant deposit; the Tulks South Project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake Project.

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

Between 1991 and 2004, the Company acquired a 100% interest in the Prairie Creek Property and carried out multiple exploration programs on the Prairie Creek Property. Between 2001 and 2017, the Company, along with technical consultants, prepared increasingly more detailed technical reports.

2017 Technical Report on Principal Property – Prairie Creek, Northwest Territories

The information relating to the Prairie Creek Property in the following sections of this Annual Report has been extracted from the 2017 Technical Report effective September 28, 2017, filed on SEDAR on October 31, 2017, and filed on EDGAR on November 6, 2017 prepared by QPs, as defined by NI 43-101, H. A. Smith, P.Eng. of AMC Mining Consultants Ltd., L. P. Staples, P. Eng. Of Ausenco Engineering Canada Inc., S. Elfen of Ausenco Engineering Canada Inc., G. Z. Mosher, P. Geo. Of Global Mineral Resource Services Ltd., F. Wright, P. Eng. Of F. Wright Consulting Inc., and D. Williams, P. Eng. of Allnorth Consultants Limited.

For readers to understand the technical information in this Annual Report they should read the 2017 Technical Report (available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under the Company's profile) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this Annual Report. The 2017 Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the 2017 Technical Report is subject to the assumptions and qualifications contained in the 2017 Technical Report. The 2017 Technical Report assumes construction being in 2018.

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

Table ES.1.1 Economic sensitivities of the Prairie Creek Project

Metal prices		Pre-tax				Post-tax [1]
Zinc / lead US$/lb.	Silver US$/oz	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80	17.00	139	10	(39)	5.5	75	(29)	(68)	3.3
0.90	18.00	452	211	120	14.4	282	109	43	10.6
1.10/1.00	19.00	899	497	344	23.8	562	291	188	18.4
1.20/1.00	19.00	1,033	582	410	26.2	644	344	230	20.4
1.10	20.00	1,077	614	437	27.3	671	364	247	21.3
1.20	21.00	1,390	815	596	32.7	863	489	346	25.7
1.30	22.00	1,703	1,017	755	37.7	1,053	612	444	29.8
1.10/1.00 [2]	19.00 [2]	1,208	696	501	29.5	752	416	287	23.1
1.20/1.00 [2]	19.00 [2]	1,355	789	574	31.9	842	473	332	25.0
1.10/1.00 [3]	19.00 [3]	589	298	188	17.4	371	166	88	13.2

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

Location, ownership, and history

The Property consists of two surface leases and 12 mining leases totaling 7,487 hectares in area. The Property is situated in the Northwest Territories approximately 500 km west of Yellowknife in the Mackenzie Mountains at an elevation of 850 m above mean sea level. The Property is surrounded by, but is not included in, the Nahanni National Park Reserve (NNPR).

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

Exploration and data management

CZN, including its former entity as San Andreas Resources Corporation, has been involved with mineral exploration activity across the Prairie Creek Property since 1992. Somewhat limited exploration drilling had occurred and most of the existing underground development had been undertaken prior to CZN’s initial involvement. From 1992 to the end of 2015, CZN completed 296 surface and underground exploration diamond drillholes with an aggregate length of 78,587 m. In addition, 1,032 underground channel samples forming 365 composites from the three existing underground levels have been collected and analyzed.

The main exploration and underground development work has been focused on the Main Zone mineralization, where approximately 80% of the total drilling has been carried out.

Mineral Resource estimate

The most recent Mineral Resource estimation was undertaken by AMC and announced in a press release dated 17 September 2015. It followed completion of the successful 2015 underground exploration program at Prairie Creek and resulted in an increase in Measured and Indicated Mineral Resource tonnages of 32%. Upon further review of the Mineral Resource, and since there were no changes to the database within the resource area, the same Mineral Resource Estimate was used as the basis for the 2017 FS.

A single block model was created to encompass the three mineral domains: MQV, STK, and SMS. The summary results of the Mineral Resource estimate for the three zones combined, at a cut-off of 8% Zn Equivalent (ZnEq), are shown below.

Table ES.1.2 September 2015 Mineral Resources Prairie Creek Mine

Mineral zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)
	Measured	1,313,000	211	11.5	13.2
Main quartz vein (MQV)	Indicated	4,227,000	168	11.6	9.2
	Measured & Indicated	5,540,000	178	11.6	10.2
	Inferred	5,269,000	199	8.7	12.9
	Measured	169,000	116	5.3	12.6
Stockwork (STK)	Indicated	1,953,000	61	3.5	6.6
	Measured & Indicated	2,122,000	66	3.6	7.1
	Inferred	1,610,000	70	4.6	6.2
	Indicated	1,042,000	54	5.2	10.8
Stratabound (SMS)	Measured & Indicated	1,042,000	54	5.2	10.8
	Inferred	170,000	60	6.3	11.2
	Measured	1,482,000	200	10.8	13.2
Total	Indicated	7,222,000	123	8.5	8.7
	Measured & Indicated	8,704,000	136	8.9	9.5
	Inferred	7,049,000	166	7.7	11.3

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

Table ES.1.3 August 2017 Mineral Reserves Prairie Creek Mine

Mineral zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	ZnEq (%)
	Proven	1,524,171	161.43	8.90	10.22	26.84
Main quartz vein (MQV)	Probable	4,190,187	144.76	9.96	8.20	25.70
	Total	5,714,358	149.21	9.67	8.74	26.00
	Proven	188,173	108.19	4.84	11.56	21.22
Stockwork (STK)	Probable	1,188,366	63.81	3.54	6.86	13.46
	Total	1,376,539	69.88	3.72	7.50	14.52
	Proven	-	-	-	-	-
Stratabound (SMS)	Probable	980,566	54.90	5.06	9.64	17.97
	Total	980,566	54.90	5.06	9.64	17.97
	Proven	1,712,344	155.58	8.45	10.36	26.22
Total	Probable	6,359,119	115.78	8.00	8.17	22.22
	Total	8,071,463	124.22	8.10	8.64	23.07

The Mineral Reserves are as of 2 August 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping (“LHOS”), 11% ZnEq for mechanized drift-and-fill (“DAF”), an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of US$1.00/lb., recovery of 75% and payable of 85%; a lead metal price of US$1.00/lb., recovery of 88% and payable of 95%; and a silver metal price of US$18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for DAF are assumed.

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

Adits were previously driven on three levels: the 970 mL, the 930 mL, and the 883 mL, totaling approximately 5 km of underground workings. Access for mining will be through an enlarged 883 mL portal and adit, with secondary access through the 930 mL. The 970 mL penetrates the topmost limits of the MQV only and is not part of the current mine plan. As mining on the MQV progresses to depth, ore mined will be supplemented by ore from the STK and SMS deposit zones.

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

A new dense media separation (DMS) plant, with a nominal feed rate of 1,600 tpd, will be installed downstream of the crushing circuit and is expected to reject an average of approximately 25% of the feed as waste with minimal metal losses. The milling circuit is designed for 1,200 tpd at nominally 80% passing 156 μm. The ROM ore is expected to be softer initially and then harder as the mine develops deeper and an increase in the Bond Work Index is anticipated. As such, a new secondary ball mill (200 kW tire mill) is planned for installation, costed as sustaining capital after 5 years of operation. Precise timing of this additional milling power will need to be optimized based on the work index progression over time and other economic factors.

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

Project Metrics

Table ES.1.4 Project metrics – Prairie Creek Mine

		Concentrates
Mine and mill parameters		Type	10 yr W. Avg. Tonnes	Average grade	Payability
Total ore mined (million tonnes)	8.07	Zinc concentrate	64,800	Zinc: 59%	Zinc: 85%
Mining rate (tonnes / day)	1,600			Silver: 136 g/t3	Silver: 70%
Milling rate (tonnes / day) post-DMS	1,200	Lead concentrate	71,600	Lead: 62%	Lead: 95%
LOM (years)	15			Silver: 800 g/t	Silver: 95%

Mine and mill statistics

Metal	10 yr ore grade (weighted average)	Ore grade LOM (weighted average)	Mill recoveries LOM (weighted average)	10 yr average annual contained metal
Zinc	8.50%	8.70%	83%	95M lbs[4]
Lead	9.30%	8.10%	88%	105M lbs[4]
Silver	139 g/t	124 g/t	87%	2.1M oz4
Project assumptions base case
Zinc price	US$1.10/lb	Treatment charges	Exchange rate	C$1.25:US$1.00
Lead price	US$1.00/lb	US$172/tonne Zn Con	Discount rate	8%
Silver price	US$19.00/oz	US$130/tonne Pb Con

Operating and capital costs

Operating costs[2]	LOM $/t ore mined	Capital costs	$M
Mining	58	Pre-production capital	253
Processing	47	Contingency	26
Site services	19	Total pre-production capital	279
G&A	30	Sustaining capital	117
Total on-site costs	154	Working capital	36
Transportation[1]	69
Total operating costs[2]	223

[1] Includes truck, rail, handling and ocean shipping	[3] Subject to a deduction of 3 oz. per tonne of concentrate
[2] Does not include treatment, refining charges, royalty	[4] Total metal contained in both lead and zinc concentrates

Economic results (LOM)	Pre-tax	Post-tax
Cash flow undiscounted ($M)	899	562
NPV @ 8% ($M)	344	188
NPV @ 5% ($M)	497	291
IRR (%)	23.8	18.4
Payback period (years from first revenue)	4.4	4.6
Average annual EBITDA ($M)	81

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

Environmental Assessment and Permitting

All Season Road Permit

In 2014, the Company made applications to the MVLWB and Parks Canada for permits to construct, maintain and operate an all season road from the Mine to the Liard Highway. The MVLWB subsequently referred the applications to the MVRB for environmental assessment.

Following the environmental assessment process, in September 2017, the Review Board recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s Prairie Creek All Season Road Project for the Prairie Creek Mine and submitted the Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

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

In its Report, the Review Board has prescribed mitigation measures, many of which build on the Company’s commitments made during the EA, intended to mitigate the potential adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment. Some of the Review Board measures also include requirements that the Company negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

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

In connection with such consultations, on January 19, 2018, INAC provided the Company with certain information requests identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully consult with potentially impacted Indigenous groups.

INAC requested the Company to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by the Company in the environmental assessment process.

On June 11, 2018, the Company submitted its formal replies to the Minister of Crown-Indigenous Relations and Northern Affairs to address all five information requests related to the implementation plans for various mitigation measures and proponent commitments contained in the EA Report. As requested in the Minister’s information requests, the Company continued working with the local Dene communities to address the implementation of various measures recommended by the Review Board. Key concerns which the Company and local Dene communities are addressing collaboratively include (a) sharing and incorporation of Dene knowledge and values into project design, (b) ensuring the Dene communities will be partners in environmental, wildlife and cultural monitoring of the All Season Road, and (c) addressing the Dene communities’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by the Company in the environmental assessment process.

On July 23, 2018, the Company received a letter confirming the positive decision of the Federal Minister of the Crown-Indigenous Relations and Northern Affairs Canada to resume the decision phase for The Company's Prairie Creek All Season Road Environmental Assessment.

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board’s recommendation that the All Season Road for the Prairie Creek Mine be approved.

The full texts of the Minister’s letter and information requests, together with subsequent correspondence and the Company’s replies to the information requests, may be viewed on the public registry website of the Review Board www.reviewboard.ca.

In February 2019, the Company submitted a post-EA project information package, including an updated Project Description Report, and entered the ASR permit drafting and issuance phase, conducted by MVLWB & Parks. MVLWB & Parks are reviewing the project information package for adequacy, prior to distributing the package and receiving input from territorial and federal agencies, and local communities. The permit issued by MVLWB & Parks is expected to incorporate the recommended mitigation measures included in the EA Report and based on the schedule outlined in the MVLWB & Parks notice to the Company, the permit is expected to be completed in the third quarter of 2019.

The ASR follows the general alignment of the previously permitted Winter Road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road. The construction schedule of the ASR requires an initial Phase 1 winter road be established in order to gain initial access to the mine site and, at the same time, provide required geotechnical data to finalize the ASR route design. route design. Due to local terrain challenges, small sections of the Phase 1 road would be constructed using non-typical methods of winter roads and these are described in the submitted project information package.

NorZinc plans to construct the road over three calendar years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the All Season Road is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and mine development.

On January 16, 2019, the Company signed a TLUA with the NDDB for the construction and operation of the ASR. Previously in 2011 NorZinc signed the Nahanni IBA and the LKFN IBA for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. In 2014 the Company decided all year round access via an ASR would be economically preferable to winter road only access, and the Company commenced the EA preparation process.

The NDDB of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB’s Traditional Territory. The Company recognized that the ASR may have additional potential impacts and effects on the NDDB, compared to a winter-only road, and recognition of this is established within the TLUA. The TLUA combined with the Nahanni IBA provides assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final phase of permitting.

In addition to the TLUA, the Company is negotiating a Road Benefit Agreement with the LKFN of Fort Simpson, NWT. Fort Simpson is the largest community within the Dehcho Region, located about 185 kilometres east of the mine site.

As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an EMA. The EMA is intended to be a formal mechanism, tested in other projects, to, in addition to regulatory instruments, provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management process of the road, a cornerstone of which is a Dene-led independent monitoring program. This agreement will also provide for Dene communities’ review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend that the EMA will provide for a consultative and cooperative approach to environmental management of the ASR that will establish the appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, ongoing review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

Negotiations of both agreements are well advanced and draft agreements have been compiled.

Type “A” Water Licence for Operating

The Company has secured a Type “A” Water Licence and all necessary associated Land Use Permits, through the regulatory process established under the MVRMA, that permit development and subsequent mine operation and production at Prairie Creek.

LUP “MV2008D0014” permits the Company to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This LUP permit has been extended and will expire on June 16, 2020.

Environmental Matters

Impact Assessment

The Company’s Developer’s Assessment Report (DAR) submitted to the Review Board in March 2010 outlines the Company’s assessment of any potential environmental impact that operating the Prairie Creek mine may have on the region.

In December 2011, the Review Board concluded, pursuant to paragraph 128 (1) (a) of the Mackenzie Valley Resource Management Act, that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by the Company during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Company Developer’s Assessment Report (DAR) submitted to the Review board in April 2015 outlines the Company’s assessment of any potential environmental impact that Prairie All Season Road may have on the region.

In September 2017, the Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company's Prairie Creek All Season Road Project for the Prairie Creek Mine. The Review Board recommended the approval of the Prairie Creek All Season Road be made subject to implementation of the measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people. In its Report, the Review Board prescribed mitigation measures intended to mitigate the adverse impacts on the environment, improve monitoring and managing the potential impacts. With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

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

Water Quality: Recent studies show that the historical discharge of untreated mine drainage has had no significant impact on downstream water and stream sediment quality, or aquatic life. This suggests Prairie Creek is not particularly sensitive to discharges from the Mine. Nevertheless, the Company's water management strategy for operations will minimize the potential for impacts.

Predictions show that the planned discharge from the Mine during operations will not cause metal concentrations in Prairie Creek to exceed the targets when creek flows are in the normal range year round. The Company will monitor flows in the creek, and if flows are found to be lower than normal, the discharge will be temporarily adjusted so that the targets are not exceeded. This will mean no impacts on Prairie Creek water at the Mine, or 7 kilometres downstream at the new Nahanni National Park Reserve boundary.

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

The Company and the Department of Aboriginal Affairs and Northern Development proposed differing approaches to site specific water quality objectives for Prairie Creek.

The “Reference Condition Approach” (“RCA”), recommend by AANDC, is a method of determining site specific water quality objectives (“SSWQO”) for the environment, which are in turn used to create effluent quality criteria that are meant to regulate end-of-pipe water discharge into the environment.

The Company believed that technical solutions acceptable to all parties had been identified for most issues raised in the EA. However, there remained a difference in approach between the Company and AANDC regarding the methodology used to select site specific water quality objectives relating to the treated water discharge from the Prairie Creek Mine. CZN and AANDC agreed to collaborate to move forward in a timely manner to further discuss the issues and seek to reach a mutually acceptable solution and approach. In a letter issued July 15, 2011, the Review Board encouraged the parties to complete the meetings and report preparation prior to the deadline established for final submissions.

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

The Water Board accepted the site-specific water quality objectives derived by the Company. These are almost all more stringent than the country-wide guideline values adopted by the Canadian Council of Ministers of the Environment. The Board also determined, after many months of review and study, that effluent quality criteria using a variable load-based discharge approach, as proposed by the Company, will be a more protective and practical way of controlling effluent discharge from the mine to Prairie Creek. The Board recognized that this is a new approach compared to the standard fixed EQC, but believes that practical and effective mechanisms can be put in place to ensure compliance.

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

Cumulative Effects: Very little other activity is or will likely be occurring in the area during Mine operations that could cause cumulative effects. If the Mackenzie Gas Pipeline construction occurs during the life of the Mine, there will be significant regional disruption, but this is unlikely to significantly affect the Mine because the pipeline will require short-term skilled labour. Unauthorized use of the access road would raise safety and wildlife concerns. the Company is hoping to control access, and will closely monitor road activity.

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

Monitoring and Reporting: Significant monitoring of the Mine site, access road and the environment will occur during and after the Mine’s life. Monitoring programs will include water, soil and air quality, hydrology, wildlife, harvesting, aquatics, traffic and access control. The Company expects individuals from local communities to be involved in this monitoring, both as employees and independent monitors. The Company hosted two environmental monitor training courses at the Mine site for local Indigenous people in order to develop a labour pool for future monitors. The Company undertakes to share the monitoring results with local communities and regulatory agencies. It is contemplated that the NorZinc-Parks Canada-Dehcho First Nations Technical Committee will become a more public, inclusive Advisory Committee that will meet three times per year in the region. It is expected that the Advisory Committee will be a forum for review of Mine and access road environmental performance and to discuss and address any concerns. Monitoring data will be presented and discussed, with consideration of adjustments to programs as appropriate. Data from independent monitoring will be compared to project monitoring, and any significant differences discussed. At one of the meetings each year, regulators will be invited and compliance with permits will be considered. The Company will produce annual monitoring and permit compliance reports.

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

An inspection of the Prairie Creek Mine site by Government of the Northwest Territories (GNWT) Lands Inspectors in August 2016, in connection with existing Surface Lease 95F-10-005 identified the condition of drums containing sodium xanthate as a concern. In the Inspection Report dated September 30, 2016 Lands Department, GNWT, directed CZN that all compromised drums be replaced with sealable containers or removed from site. A letter from GNWT dated August 21, 2017 required CZN to repack leaking and/or compromised xanthate drums with approved packaging in accordance with applicable federal and territorial legislation and regulations. In September 2017, all xanthate drums were over packed into the soft over pack bags. In October 2017, GNWT noted some outstanding issues, including the ‘certification’ of the Reagent Pad (where the xanthate is stored). In November 2017, CZN described the process and details of the over packing and provided the relevant information to ‘certify’ the Reagent Pad. CZN believes it has addressed and satisfied the issues raised in the Inspection Reports and subsequent letters and has complied with all requests and directions of GNWT regarding the sodium xanthate and the Surface Lease.

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

In September 2014, the Company completed helicopter-supported environmental field studies along the proposed route of an all season road. Environmental studies included a caribou occupancy wildlife survey, habitat data collection at fish-bearing stream crossings.

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

On July 29, 2008, Parks Canada Agency (“Parks Canada”) and the Company entered into a MOU with regard to the expansion of the NNPR and the development of the Prairie Creek Mine, whereby:

•	Parks Canada and the Company agreed to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded Nahanni National Park Reserve and an operating Prairie Creek Mine.

•	Parks Canada recognized and respects the right of the Company to develop the Prairie Creek Mine and was to manage the expansion of Nahanni National Park Reserve so that the expansion did not in its own right negatively affect development of, or reasonable access to and from, the Prairie Creek Mine.

•	The Company accepted and supported the proposed expansion of the Nahanni National Park Reserve and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni National Park Reserve.

The 2008 MOU was intended to cover the period up to the development of the Prairie Creek Mine (Phase I).

In February 2012, the Company and Parks Canada signed a renewed Memorandum of Understanding regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The MOU, which was valid for three years, replaced the previous MOU signed between the Parties in 2008.

In November 2015, the Company and Parks Canada signed a Memorandum of Understanding Phase III regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The Phase III MOU, which is valid for five years from November 2015, renews the previous MOUs signed between the Parties in 2008 and 2012.

In the renewed MOU:

•	Parks Canada and the Company agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating Prairie Creek Mine.

•	Parks Canada recognizes and respects the right of the Company to develop the Prairie Creek Mine and has granted Land Use Permit 2009 – L02 to provide road access through the Park to the Mine area.

•	The Company acknowledges the cooperative management relationship Parks Canada shares with the Dehcho First Nations in the management of Nahanni National Park Reserve. This includes recognition of the 2003 Parks Canada - Dehcho First Nation Interim Park Management Arrangement and the role of the cooperative management mechanism –Nah?a Dehé Consensus Team.

In the MOU Parks Canada and the Company agreed to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, including representatives of the Dehcho First Nations, which will better identify, define and consider issues of common interest, including, among other things, development of the access to and from the Prairie Creek Mine through Nahanni National Park Reserve and operation of the Prairie Creek Mine.

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

The Company’s undiscounted decommissioning liability for the Prairie Creek site, as it currently exists, is calculated as at December 31, 2018 to be $2,838,000 (December 31, 2017 - $2,782,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be 2037. The discounted decommissioning liability is calculated using a risk free rate of 2.13% per annum (December 31, 2017 – 2.22%).

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

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits the Company to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit is subject to numerous conditions including the requirement to deposit, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada security of $3 million within ninety days of the issue of the permit and additional $1 million prior to the commencement of construction upgrades to the mill.

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

First Nations Indigenous Groups

The Prairie Creek Mine is located on land claimed by the NDDB of Nahanni Butte as their traditional territory. There is no other existing land occupation, or commercial land or water based activities in the vicinity of the Prairie Creek Mine. Similarly, no traditional use or trapping activity has been observed in the minesite area in recent history. There is no permanent road access into the Prairie Creek Property, other than the existing Winter Road which was established in 1981. Regular access is by air only to a private airstrip controlled by the Company.

The Nahanni Butte (Nahaahdee) Dene Band is a “band” pursuant to the Indian Act RSC 1985 and is part of the Dehcho Indigenous group. The members of the Dehcho are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982.

The Dehcho are a distinct group of Aboriginal people, whose ancestors were among the South Slavey people of the Dene Nation of what is now the Northwest Territories, and the Metis people within the Dehcho territory. The Dehcho have had their own system of laws, religion, economy, customs, traditions and language since time immemorial. Many Dehcho people continue to rely heavily on the land, water and resources within Dehcho territory for sustenance, social and ceremonial purposes. The Dehcho territory has an area of approximately 210,000 km2 and has a native population of approximately 3,500 as estimated by the NWT Bureau of Statistics in July 2017.

The Dehcho Aboriginal communities hold collective Aboriginal title and rights and treaty rights to Dehcho territory and hold other Aboriginal rights as a collective in relation to their land and governance over the land and the Dehcho people.

Until 2017, the NDDB were members of the Dehcho First Nations (“DFN” or “DCFN”) but in 2017 served notice that they were withdrawing from the DFN.

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

During 2017 the Naha Dehe Dene Band gave notice to Canada and to the GNWT that it was withdrawing from the Dehcho First Nations and would seek to negotiate a land claim settlement agreement on its own.

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

In connection with such consultations, on January 19, 2018, INAC provided the Company with certain information requests identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully consult with potentially impacted Indigenous groups.

INAC requested the Company to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by the Company in the environmental assessment process.

On June 11, 2018, the Company submitted its formal replies to the Minister of Crown-Indigenous Relations and Northern Affairs to address all five information requests related to the implementation plans for various mitigation measures and proponent commitments contained in the EA Report. As requested in the Minister’s information requests, the Company continued working with the local Dene communities to address the implementation of various measures recommended by the Review Board. Key concerns which the Company and local Dene communities are addressing collaboratively include (a) sharing and incorporation of Dene knowledge and values into project design, (b) ensuring the Dene communities will be partners in environmental, wildlife and cultural monitoring of the All Season Road, and (c) addressing the Dene communities’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by the Company in the environmental assessment process.

On July 23, 2018, the Company received a letter confirming the positive decision of the Federal Minister of the Crown-Indigenous Relations and Northern Affairs Canada to resume the decision phase for The Company's Prairie Creek All Season Road Environmental Assessment.

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board’s recommendation that the All Season Road for the Prairie Creek Mine be approved.

The full texts of the Minister’s letter and information requests, together with subsequent correspondence and the Company’s replies to the information requests, may be viewed on the public registry website of the Review Board www.reviewboard.ca.

In February 2019, the Company submitted a post-EA project information package, including an updated Project Description Report, and entered the ASR permit drafting and issuance phase, conducted by MVLWB & Parks. MVLWB & Parks are reviewing the project information package for adequacy, prior to distributing the package and receiving input from territorial and federal agencies, and local communities. The permit issued by MVLWB & Parks is expected to incorporate the recommended mitigation measures included in the EA Report and based on the schedule outlined in the MVLWB & Parks notice to the Company, the permit is expected to be completed in the third quarter of 2019.

The ASR follows the general alignment of the previously permitted Winter Road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road. The construction schedule of the ASR requires an initial Phase 1 winter road be established in order to gain initial access to the mine site and, at the same time, provide required geotechnical data to finalize the ASR route design. route design. Due to local terrain challenges, small sections of the Phase 1 road would be constructed using non-typical methods of winter roads and these are described in the submitted project information package.

NorZinc plans to construct the road over three calendar years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the All Season Road is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and mine development.

On January 16, 2019, the Company signed a TLUA with the NDDB for the construction and operation of the ASR. Previously in 2011 NorZinc signed the Nahanni IBA and the LKFN IBA for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. In 2014 the Company decided all year round access via an ASR would be economically preferable to winter road only access, and the Company commenced the EA preparation process.

The NDDB of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB’s Traditional Territory. The Company recognized that the ASR may have additional potential impacts and effects on the NDDB, compared to a winter-only road, and recognition of this is established within the TLUA. The TLUA combined with the Nahanni IBA provides assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final phase of permitting.

In addition to the TLUA, the Company is negotiating a Road Benefit Agreement with the LKFN of Fort Simpson, NWT. Fort Simpson is the largest community within the Dehcho Region, located about 185 kilometres east of the mine site.

As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an EMA. The EMA is intended to be a formal mechanism, tested in other projects, to, in addition to regulatory instruments, provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management process of the road, a cornerstone of which is a Dene-led independent monitoring program. This agreement will also provide for Dene communities’ review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend that the EMA will provide for a consultative and cooperative approach to environmental management of the ASR that will establish the appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, ongoing review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

Negotiations of both agreements are well advanced and draft agreements have been compiled.

Naha Dehe Dene Band - Nahanni Butte

The Prairie Creek Mine is located 90 kilometres from the nearest settled community of the Naha Dehe Dene Band at Nahanni Butte, located at the confluence of the South Nahanni and Liard Rivers, 146 kilometres downstream of the minesite. The population of Nahanni Butte is approximately 90 people.

In October 2008, the Company and the Nahanni Butte Dene Band entered into a MOU, to establish a mutually beneficial, co-operative and productive relationship. In the MOU, the Band agreed to maintain close communication links with the Company, participate in good faith in current and pending environmental assessment and regulatory processes, and not to oppose, “in principle,” mining operations at Prairie Creek. The Company has agreed to apply best efforts to employ Band members and to assist the Band and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project. The MOU also provides for the subsequent negotiation of an Impact Benefits Agreement regarding mining operations. Nothing within the MOU is intended to define, create or extinguish any rights of the Band or the Company and the MOU is not legally binding on the parties.

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

In January 2011, the Company signed the NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT (the “Nahanni Agreement”) which provides for an ongoing working relationship between the Company and the Nah?a Dehe Dene Band (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

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

During 2017 the Naha Dehe Dene Band gave notice to Canada and to the GNWT that it was withdrawing from the Dehcho First Nations and would seek to negotiate a land claim settlement agreement on its own in respect of its traditional territory.

On January 16, 2019, the Company signed a TLUA with the NDDB for the construction and operation of the ASR. Previously in 2011 NorZinc signed the Nahanni IBA and the LKFN IBA for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. In 2014 the Company decided all year round access via an ASR would be economically preferable to winter road only access, and the Company commenced the EA preparation process.

The NDDB of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB’s Traditional Territory. The Company recognized that the ASR may have additional potential impacts and effects on the NDDB, compared to a winter-only road, and recognition of this is established within the TLUA. The TLUA combined with the Nahanni IBA provides assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final phase of permitting.

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

The Company is in communication with LKFN to seek to clarify the LKFN Agreement and potentially for a supplemental agreement concerning the All Season Road to the Prairie Creek Mine.

Following receipt of a consultation letter dated September 12, 2017 from the Canadian Northern Economic Development Agency (CanNor) and the Government of Northwest Territories to the LKFN to determine whether the environmental assessment process for the Prairie Creek All Season Road addressed any concerns of the LKFN regarding potential adverse impact of the road on established or asserted Aboriginal and/or Treaty rights, the LKFN submitted a reply dated October 20, 2017 in which they suggest that the Company must demonstrate in advance of receiving any regulatory approvals that it has the capacity to fully implement the measures proposed by the Review Board, particularly in respect of the measures which propose the direct participation of LKFN and other affected First Nations in monitoring the impacts of the road, participating in Indigenous knowledge studies, informing further technical design of the road and informing adaptive management processes in respect of the project. LKFN submits that the Company should be required to enter into legally binding agreements with LKFN and other affected First Nations (either individually or collectively) in advance of any permitting to establish that the necessary funding commitments are in place.

In January 2018, in connection with the Report of Environmental Assessment for the Prairie Creek All Season Road, INAC provided the Company with information requests identifying specific issues and concerns raised by LKFN that need further clarity through engagement. INAC directed the Company to engage the Liidlii Kue First Nation and the Dehcho First Nations to gain an understanding of the Indigenous groups’ requests, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board. The various measures principally relate to the sharing and inclusion of Dene traditional knowledge and values, how Indigenous groups will be included in environmental monitoring of the Project and the implementation of related measures.

As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an EMA. The EMA is intended to be a formal mechanism, tested in other projects, to, in addition to regulatory instruments, provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management process of the road, a cornerstone of which is a Dene-led independent monitoring program. This agreement will also provide for Dene communities’ review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend that the EMA will provide for a consultative and cooperative approach to environmental management of the ASR that will establish the appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, ongoing review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

In addition to the TLUA with the NDDB, the Company is negotiating a Road Benefit Agreement with the LKFN. Negotiations of both agreements are well advanced and draft agreements have been compiled.

Socio-Economic Agreements

In August 2011, the Company signed a Socio-Economic Agreement with the Government of the Northwest Territories related to the planned development of the Prairie Creek Mine. The Socio-Economic Agreement establishes the methods and procedures by which the Company and the GNWT have agreed to work together to maximize the beneficial opportunities and minimize the negative socio–economic impacts arising from an operating Prairie Creek Mine. The Socio-Economic Agreement defines hiring priorities and employment commitments and practices during the construction, operation and closure of the Prairie Creek Mine and across the entire spectrum of project-based employment. The Company has targeted employment levels of at least 60% Northwest Territories residents and 25% Aboriginals. The Company has agreed to implement policies to maximize business and value-added opportunities for businesses in the Northwest Territories. The Company will use its best efforts to ensure that purchases of goods and services through or from Northwest Territories businesses will be at least 30% during construction and at least 60% during operations.

In August 2011, Human Resource and Skills Development Canada, a federal department of the Government of Canada, approved a commitment of $3 million over a three-year period to fund "More Than a Silver Lining" (“MTSL”), a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine. In addition to the funding from the Government of Canada, the program received an additional $1 million from the Company, the GNWT and the communities of Nahanni Butte, Fort Simpson, Fort Liard, Trout Lake and Jean Marie River. The MTSL training program’s total cost was $4.3 million. The program was solely focused on the workforce needs of the Prairie Creek Mine.

The MTSL program delivered 19 training projects in the Dehcho Region over the three year period ending in 2014. Of the 19 training projects, six were facilitated by the Company at the Prairie Creek Mine. Over the course of three years approximately 300 local individuals were assessed for participation in the training programs with 250 people actually participating, of which approximately 70 are reported to have returned to employment and others have moved on to higher education.

In August 2012, the Company and the GNWT Department of Transportation signed a Collaboration Agreement to ensure effective co-operation related to the public transportation infrastructure that will support the Prairie Creek Mine project and will help ensure that both public needs and mine activities are supported.

The Company plans to use the existing Northwest Territories public transportation system to bring goods, fuel and equipment by road to the Mine and to transport its mineral products from the Mine to world markets. As part of this Collaborative Agreement, to assist in priority setting, CZN will provide reports to the Department of Transportation on its anticipated road transportation requirements for the construction and operation of the Prairie Creek Mine which will help the Department of Transport to plan future work on these roads to maintain and enhance these roads effectively and the Department agreed to work closely with the Company to ensure public safety by identifying areas of Highway 7 and the Nahanni Butte access road that require enhancement or upgrading.

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

Newfoundland Properties

The Company owns a land package in central Newfoundland that includes three VMS projects, each with defined deposits, which are being explored by the Company. Key deposits on each project are listed below:

South Tally Pond Project - Lemarchant deposit; Indicated Mineral Resource of 2.42 million tonnes grading 6.15% zinc, 0.68% copper, 1.60% lead, 1.22 g/t gold and 64.04 g/t silver plus an additional Inferred Mineral Resource of 0.56 million tonnes grading 4.68% zinc, 0.45% copper, 1.08% lead, 1.06 g/t gold and 44.67 g/t silver (Mercator Geological 2018);

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

The Company holds four, high-grade zinc-lead-copper-gold-silver VMS deposits being Lemarchant, Boomerang-Domino, Long Lake and Tulks East. Three of these have NI 43-101 compliant resources and Tulks East has a historical resource. All of these deposits which have excellent potential for expansion. NorZinc intends to focus its exploration on priority targets at these four established deposits with the aim of increasing the resource base.

Since acquiring the Newfoundland assets, the Company has completed 47,000 metres of drilling on its properties and increased indicated resources by almost 40%. The majority of the claims have reached their 20th year of ownership, at which time assessment and license costs increase by 80%. As part of the exploration process and claim evaluation, the Company has reduced claims that are not proximal to the established resources or part of the 2019 plan.

On December 5, 2017 Glencore Canada Corporation and Ontario Teachers' Pension Plan announced the formation of BaseCore Metals LP, a 50:50 joint venture limited partnership focused on base metals streams and royalties. Under the agreements for BaseCore Metals, Glencore contributed a portfolio of selected existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines, as well as 2% NSR royalties on the Company's Tulks South, South Tally and Long Lake properties in Newfoundland.

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

In 2016 and 2017, the Company resumed its diamond drilling exploration programs at the South Tally Pond and Tulks South projects. The drilling at South Tally Pond project was designed to continue to test for mineralized extensions to the Lemarchant deposit and initial drill testing of three high priority base metal prospects located in the Lemarchant area, including Lost Pond, Spencers Pond and Lake Ambrose West. Drilling at Tulks South was aimed at expanding the Boomerang-Domino deposit and testing three priority target areas within the horizon that hosts the Boomerang-Domino deposit, up to 2.0 km along strike of the deposit.

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

On September 20, 2018, the Company reported an updated NI 43-101 Mineral Resource Estimate for the 100% owned Lemarchant zinc-lead-copper-gold-silver VMS deposit. The Lemarchant deposit is part of NorZinc’s land package in Newfoundland, and is located 20 km from Teck’s past-producing Duck Pond copper-zinc mine.

A summary of the new Mineral Resource Estimate at a cut-off grade of 4% Zinc Equivalent (“ZnEq”) appears in Table 1 below. Table 2 presents the deposit’s calculated contained metal based on the Mineral Resource Estimate.

Table 1: Lemarchant Deposit Mineral Resource Estimate at 4.0% ZnEq Cutoff (Effective September 20, 2018)

Category	Tonnes	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)	ZnEq (%)	BaSO4 (%)
Indicated	2,420,000	6.15	1.60	0.68	1.22	64.04	12.40	23.53
Inferred	560,000	4.68	1.08	0.45	1.06	44.67	9.31	13.11

Table 2: Mineral Resource Estimate Contained Metal

Category	Zn (M lbs.)	Pb (M lbs.)	Cu (M lbs.)	Au (K oz)	Ag (M oz)	Barite (tonnes)
Indicated	328.1	85.3	36.3	0.95	5.0	570,000
Inferred	57.8	13.3	5.6	0.19	0.8	73,000

1.	Resource tonnages have been rounded to the nearest 10,000. Totals may vary due to rounding.
2.	Price assumptions used were in USD $1.10/lb Zn, $1.00/lb Pb, $3.21/lb Cu, $1351/oz Au, and $19/oz Ag.
3.	Metal recoveries used were 91.46% Zn, 82.42% Pb, 79.50% Cu, 84.23% Au and 68.22% Ag and are based on the 2017 Central Milling Facility Assessment prepared by Thibault & Associates Ltd.
4.	ZnEq% = Zn% + ((Pb% * 22.046 * 0.8242*1.00) + (Cu% * 22.046 * 0.795 * 3.21) + (Ag g/t/31.10348 * 0.6822 * 19) + (Au g/t/31.10348 * 0.8423 * 1351))/(1.10 * 22.046 *0.9146)
5.	BaSO4% (Barite) is not included in the ZnEq% calculation
6.	A full block grade cut-off of 4.0 % ZnEq was used to estimate Mineral Resources
7.	Assay composites (1 meter) were capped at 36% Zn, 14.5 g/t Au, and 550 g/t Ag in the Mineralized domains, at 2.2% Cu, 4.6 g/t Au and 105 g/t Ag in the Upper Footwall domains, at 4.8% Zn and 8 g/t Ag in the Lower Footwall Domains and at 2% Zn, 5.2 g/t Au, and 48 g/t Ag in the Mudstone domains.
8.	Results of an interpolated Ordinary Kriging bulk density model have been applied
9.	Mineral Resources are considered to reflect reasonable prospects for economic extraction in the foreseeable future using conventional underground mining methods
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	This estimate of Mineral Resources may be materially affected by environmental, permitting, legal title, taxation, sociopolitical, marketing, or other relevant issues.

NorZinc contracted Mercator Geological Services Limited of Dartmouth, Nova Scotia to update the Lemarchant Mineral Resource Estimate on completion of the 2017 drill programs. The updated Mineral Resource estimate for Lemarchant has an effective date of September 20, 2018 and is based on information provided from 165 drillholes, totaling 52,952 metres, completed between 1991-1993 and 2007-2017. Between 2013 and 2017, NorZinc completed 91 drillholes and 8 drillhole extensions for 28,455 metres, all of which post-date the last NI 43-101 Mineral Resource Estimate prepared for the deposit in 2012.

The updated Mineral Resource Estimate set out in Table 1 incorporates significant new exploration information in the geological interpretation and grade estimation, providing a more refined resource model in known areas as well as expanding the resource base in new areas.

The Mineral Resource Estimate is based on 2 adjacent zones of VMS style mineralization, the Main Zone and Northwest Zone. Additional information regarding the Mineral Resource Estimate methodology can be found in the Technical Report filed on October 24, 2018 on SEDAR.

Barite Metallurgical Study

In 2018, NorZinc contracted Thibault & Associates Inc. of Fredericton, New Brunswick to complete an initial barite metallurgical test program aimed at assessing the ability to produce a high grade barite (BaSO4) concentrate from the Lemarchant deposit

The bench scale flotation tests indicate that a commercially proven flotation reagent scheme can achieve a selective barite flotation. The results of the open circuit testing demonstrate that a concentrate grade of up to 97.75% barite may be a technically viable product from the Lemarchant deposit. Measures to improve the dynamics of the barite flotation have not been completed and locked cycle metallurgical testing is recommended to further define the copper, lead, zinc and barite concentrate grades and quality.

Qualified Persons

The resource mineral estimate was prepared by Mr. Matthew Harrington, P. Geo. and Mr. Michael Cullen, P. Geo., of Mercator Geological Services Limited, based in Dartmouth, Nova Scotia, Canada. Both are Independent Qualified Persons as defined by NI 43-101.

Tulks South Property

The Boomerang, Domino and Long Lake base and precious metal-rich VMS deposits are situated near the Company’s South Tally Pond project in central Newfoundland.

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

The current Technical Report dated August 2007, is intended to disclose recently updated Mineral Resources at the Boomerang and Domino deposits, and exploration results at the Tulks East B Zone and the Hurricane Zone. The Property also includes historic zinc resources at the Tulks East A Zone, Tulks East B Zone, Skidder, and Long Lake Main Zones. Since the previous Technical Report, the Company has undertaken additional Mineral Resource delineation drilling, Mineral Resource estimations, exploration drilling, metallurgical test work, and environmental base line studies on the Property.

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

In 2014, the Company undertook a diamond drill program on its Tulks South property, focused on expanding the mineral resource at the Boomerang-Domino deposit, extending the nearby Hurricane prospect mineralization and testing for extensions to the mineralization at the Tulks East prospect (2,000 metres). Following completion of the drill program at Tulks South, the drill was mobilized to the Long Lake project where a 2,712 metre wide spaced drill program was successful in extending the copper-lead-zinc massive sulphide mineralization. both up- and down-dip and along strike and showed a marked increase in the copper, lead, zinc, silver and gold grades to the west of the defined Main Zone deposit.

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

The research project was subsequently focused on four key NI43-101 compliant Zn-Pb-Cu-Ag-Au VMS deposits located on the south side of Red Indian Lake in the Victoria Lake district of central Newfoundland. Two of the deposits are held by the Company (Lemarchant, Boomerang-Domino) and two of the deposits are held by BMC (Bobbys Pond, Daniels Pond). In June 2016, the research program was extended to include the Lundberg Cu-Pb-Zn-Ag deposit (100% held by Buchans).

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

Sample	Overall Metal Recovery to Sinks + Fines at 70% Mass Recovery
	Cu (%)	Pb (%)	Zn (%)	Au (%)	Ag (%)
Lemarchant (footwall)	94.6	97.7	95.4	97.4	96.4
Bobbys Pond SMS Comp	98.3	98.6	99.1	95.6	95.6
Lundberg Y1-3	98.3	96.6	96.5	89.6	95.3
Lundberg Y4-8	94.7	94.2	93.9	84.8	90.1

Sample	Overall Upgrade Ratio (Sinks + Fines Relative to Feed)
	Cu	Pb	Zn	Au	Ag
Lemarchant (footwall)	1.35	1.4	1.36	1.39	1.38
Bobbys Pond SMS Comp	1.40	1.41	1.42	1.37	1.37
Lundberg Y1-3	1.40	1.38	1.38	1.28	1.36
Lundberg Y4-8	1.35	1.35	1.34	1.21	1.29

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

	Cu Concentrate	Pb Concentrate	Zn Concentrate
Deposit	(Grade/Recovery)	(Grade /Recovery)	(Grade /Recovery)
Boomerang	25.7% / 63.4%	55.4% / 71.2%	49.8% / 91.7%
Lemarchant (massive sulphide)	33.7% / 78.1%	69.4% / 82.4%	60.8% / 90.7%
Lemarchant (footwall)	31.0% / 90.1%	No concentrate	59.8% / 96.9%
Bobbys Pond	30.9% / 83.8%	76.5% / 69.3% [1]	64.8% / 93.1%
Daniels Pond	18.1% / 54.6%	74.0% / 76.8% [1]	61.0% / 90.1%
Lundberg Y1-3	30.1% / 86.2%	72.1% / 83.1%	61.1% / 78.7%

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

Multiple conceptual economic scenarios at three potential sites were developed to simulate the proposed centralized milling concept. the Company and Buchans provided preliminary mine plans, mining costs and operating costs for each of their respective deposits. Thibault & Associates Inc. combined the mining inputs with a process simulation and costing model to develop a conceptual economic model for the project, which was used to evaluate various process options.

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

Central Newfoundland Exploration Work 2016-2017

The Company undertook ground geophysical surveys including magnetics, gravity, electromagnetics (“EM”) and borehole EM on a number of high priority Cu-Pb-Zn-Ag-Au target areas on its South Tally Pond and Tulks South properties in the autumn of 2016.

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

For full results with drill hole location maps and key sections provided on the NorZinc website.

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

•	Thirteen drillholes, totaling 3,559 metres were completed at the Lost Pond prospect and intersected a thick sequence of variably altered mafic-felsic volcanic rocks over a 400-metre strike length with thick intervals of pyrite-rich to graphitic mudstone horizons containing anomalous base metal mineralization. The metalliferous mudstone horizons, are geochemically similar to those that overlie the Lemarchant deposit, and suggest a favourable hydrothermal depositional environment for massive sulphide development.

•	Three drillholes, totaling 909 metres were completed at the Lake Ambrose West prospect and intersected felsic to mafic volcanic stratigraphy with a local pyritic, graphitic mudstone horizon intersected in two of the drillholes. The mudstone horizon is associated with elevated base metal mineralization with the lithogeochemistry suggesting a more distal hydrothermal depositional environment.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Financial Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017 and other public disclosure documents of the Company.

For the year ended December 31, 2018, the Company reported a net loss and comprehensive loss of $11,619,000 compared to a net loss and comprehensive loss of $11,074,000 for the year ended December 31, 2017.

Included in the loss for the year ended December 31, 2018, were exploration and evaluation expenditures of $5,893,000 compared to $8,723,000 for the previous year and share-based compensation charges of $677,000 in the current year versus $842,000 in the comparable year. The Company also recorded a loss on currency translation of $556,000 and accrued interest of $679,000 in the year ended December 31, 2018 compared to a gain on currency translation of $148,000 and accrued interest of $28,000 in the year ended December 31, 2017. The Company also recorded a tax deduction recovery in the amount of $267,000 in the year ended December 31, 2017 with no comparable amount in the current year. The tax deduction recovery was in respect of flow-through shares previously issued.

Exploration and Evaluation Costs

For the year ended December 31, 2018, the Company expensed $5,835,000 on its exploration and evaluation programs at Prairie Creek compared to $5,542,000 for the year ended December 31, 2017. The Company was engaged in mine planning and feasibility studies in the comparative year as well as permitting for the All Season Road in both years.

For the year ended December 31, 2018, the Company also expensed $58,000 on its exploration and evaluation properties in central Newfoundland compared to $3,181,000 in the comparative year. The Company concluded a multi-phase exploration program in 2017 and spent 2018 compiling a technical report released in the latter part of the year.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2018 was $173,000 versus $68,000 for the comparative year. The increase is attributable to the overall increase in amounts available for investment during the current year versus the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $3,940,000 for the year ended December 31, 2018 versus $1,914,000 for the comparative year. The increase is predominantly due to increased management costs and professional fees in the current periods. Increased management costs include salary increases and a retirement allowance for the former CEO and increased professional fees include corporate reorganization costs and executive recruitment fees.

Share-Based Compensation

The non-cash expense, share-based compensation, was estimated to be $677,000 for the year ended December 31, 2018 versus $842,000 for the comparative year. The decrease is due to the decreased amount of stock options issued throughout both years.

Other Income (Expenses)

The Company recorded a loss on foreign currency translation and accrued loan interest in the amount of $556,000 and $679,000 respectively, for the year ended December 31, 2018 compared to a gain on foreign currency translation and accrued loan interest in the amount of $148,000 and $28,000 respectively, for the year ended December 31, 2017. The foreign currency translation loss was recorded to revalue the US dollar loan to Canadian dollars upon repayment and as at the end of December 31, 2017. The accrued loan interest was in respect of the Project Bridge Loan with RCF VI as outlined in Note 9 of the Company’s Annual Financial Statements.

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

The net loss in the year ended December 31, 2017 included a gain on foreign currency translation and a tax deduction recovery of $148,000 and $267,000 respectively with no comparable gain or recovery in the comparable year. The net loss in the year ended December 31, 2017 included a gain on changes to the decommissioning provision of $3,000 compared to a gain of $64,000 in the comparative year of 2016.

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

Other Income (Expenses)

The Company recorded a gain on foreign currency translation and a tax deduction recovery in the amount of $148,000 and $267,000 respectively for the year ended December 31, 2017 with no comparable gain or recovery in the year ended December 31, 2016. The foreign currency translation gain was recorded to revalue the US dollar loan to Canadian dollars as at December 31, 2017. The tax deduction recovery was in respect of flow-through shares previously issued.

B. Liquidity and Capital Resources

At December 31, 2018, the Company had a positive working capital balance of $8,327,000 which included cash and cash equivalents of $9,253,000 and short-term investments of $32,000. The Company is debt free, having repaid the Project Bridge Loan, including accrued interest, in full on July 10, 2018.

At December 31, 2017, the Company had cash and cash equivalents of $12,979,000, short-term investments of $31,000 and a positive working capital balance of $11,791,000. The Project Bridge Loan was classified as a long-term liability at December 31, 2017.

Accounts payable and accrued and other liabilities at December 31, 2018 were $1,396,000 compared to $1,647,000 as at December 31, 2017.

Cash inflows from financing activities totaled $6,168,000 for the year ended December 31, 2018 compared to $12,538,000 for 2017, due to the Company’s financing activities in the third quarter of 2018 and the fourth quarter of 2017. During the third quarter of 2018, the Company closed a $20 million equity financing with RCF VI CAD and issued capital stock for a net inflow of $19,839,000 which was offset by the loan repayment of $13,107,000, loan interest of $546,000 and the cancellation of shares in the amount of $18,000.

The Company has no operating revenue other than interest income, with a history of reported losses, largely attributable to exploration and development expenses. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors.

In particular, the development of the Prairie Creek Mine will require substantial additional financing. The 2017 FS estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $253 million, plus a contingency of $26 million for a total of $279 million. Working capital required upon commencement of production is estimated to be $36 million.

Accordingly, additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. This is discussed in more detail in Item 3 D “Risk Factors” section of this Annual Report.

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

F. Tabular Disclosure of Contractual Obligations

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2018:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$454	$153	$301	$-	$-
Decommissioning provision (2)	2,838	-	-	-	2,838
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$4,042	$228	$451	$225	$3,138

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine, which is estimated to be 2037. The liability is supported by a letter of credit deposited with the GNWT secured by a pledge of restricted cash.
(3)	Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

During 2017, Canada Revenue Agency (“CRA”) performed an audit of the tax filings of the Company for fiscal years, including 2013, 2014 and 2015, and denied certain expenditures which the CRA determined did not qualify for flow-through treatment related to the flow-through subscription agreements dated August 20, 2013 and issued reassessments disallowing $1,138,896 of flow-through exploration expenditures, representing approximately 28% percent of the $4,005,200 expenditures renounced to subscribers. The Company strongly disagrees with the determination and reassessments and has filed objections disputing the reassessments and is awaiting CRA’s reply. In the flow-through subscription agreements dated August 20, 2013, the Company agreed that in the event CRA reduces the amount renounced it will indemnify and hold harmless the subscriber and pay the amount of any tax payable as a consequence of such reduction. The Company has not recognized the potential indemnity claim as a liability as it does not consider it probable that there will be an amount payable relating to this matter. The full amount of the potential indemnity is estimated at approximately $700,000.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company(5)

John F. Kearney (4) Ontario, Canada Chairman and Director	68	Chairman of NorZinc since 2003; President and Chief Executive Officer of NorZinc from 2003 to 2018; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.	November 2001

Robert J. (Don) MacDonald British Columbia, Canada Chief Executive Officer, President and Director	64	President of NorZinc since May 2018 and CEO since June 2018; Acting CEO of KGHM International from October 2016 to March 2017; CFO of KGHM International from 2010 to 2017.	June 2018

Dave Nickerson (1) (2) (3) Northwest Territories, Canada Director	74	Professional Engineer, Mining consultant, previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.	March 2004

Anita Perry (3) Alberta, Canada Director	60	Vice President, Communications and External Affairs, BP Canada since 2005.	November 2018

Malcolm J.A. Swallow (2) British Columbia, Canada Director	68	Professional Engineer, BC (Mining Engineering); Director, Silvercorp Minerals Inc. from 2015 to 2017.	June 2016

Ian Ward (1) (3) Ontario, Canada Director	72	Professional Engineer (Ontario), Metallurgical Consultant. From 2010 to 2015 was Senior Advisor and Vice President of Metallurgy and Processing for Kinross Gold Corporation, and prior thereto Senior Vice President, Project Development for Mustang Minerals Corp. and previously President and Principal Metallurgist with Micon International Limited.	June 2016

John Warwick (1) (2) (4) Ontario, Canada Director	65	Financial Consultant (CFA) and special advisor to Paradigm Capital Inc; Director Sherritt International Corporation since 2017. Prior to 2018, Member of the Finance and Audit Committee of the Board of Governors of the Shaw Festival. Prior to 2015, Managing Director, Investment Banking, founding partner and Head of Corporate Finance of Paradigm Capital Inc.	June 2016

Alan B. Taylor (3) British Columbia, Canada Vice President, Exploration, Chief Operating Officer	62	Vice President, Exploration of NorZinc since 1999, director of NorZinc from 2014 to 2018 and Chief Operating Officer of NorZinc since March 2004.	N/A

Trevor L. Cunningham British Columbia, Canada Chief Financial Officer, Vice President Finance and Corporate Secretary	50	Chief Financial Officer and Vice President Finance of NorZinc since January 2011; Chartered Professional Accountant, Certified Management Accountant.	N/A

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Health and Safety Committee.
(4)	Member of the Nomination Committee
(5)	All Directors are elected annually to hold office until the Company’s next Annual Meeting of shareholders.

B. Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. Since June 2016, the Compensation Committee consisted of John Warwick, Malcolm Swallow and Dave Nickerson (all considered independent directors).

In 2018, the Compensation Committee conducted a review of the Company’s compensation for Named Executive Officers (“NEO” defined below under the heading “Summary Compensation Table”) and directors. The Committee hired Willis Towers Watson (“WTW”), a global compensation consultant, to compare the Company’s current levels of compensation with a large basket of organizations or a “Peer Group” in the same industry and of similar size and stage of development. Using this information, the Compensation Committee recommended appropriate compensation adjustments for executive officers and directors. This recommendation was approved by the Board of Directors.

The Committee also recommended instituting a formal method of evaluating performance involving the use of key performance indicators for executive officers. This formal method was implemented for 2018 performance with regard to the CEO and will be fully implemented for all senior officers with regard to 2019 performance.

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

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Board did not set formal, person-specific, performance goals for the Named Executive Officers, except for the CEO, for 2018 but did set specific primary and secondary corporate objectives. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

In addition, to the WTW report the Company reviews compensation levels within the industry primarily through the use of third-party “Compensation Reports”, which are available through certain consulting firms. These reports typically include information for larger mining companies and assist the Compensation Committee in determining approximately the salary levels and other benefits in place across the industry.

The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. Neither the Company nor the Compensation Committee currently has nor at any time prior to 2018 had any contractual arrangement with any compensation consultant.

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

In the latter half of 2018, the Compensation Committee with the aid of WTW reviewed the base salaries of the executive officers and recommended an appropriate increase in base salary in line with the indicated Peer Group and in line with industry standards.

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

The Board uses Restricted Share Units (‘‘RSUs’’) issued under the RSU Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long-term commitment.

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

In 2016, in recognition of the completion of the 2016 Preliminary Feasibility Study and the completion of the June 2016 financing of $10.2 million, the Company granted a total of 1,900,000 RSUs to senior officers. The RSUs granted were subject to a ten to eighteen month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years.

In respect of 2017, in recognition of the completion of the 2017 Feasibility Study, the completion of the Environmental Assessment of the All Season Road, the completion of an extensive exploration drilling program in Newfoundland, and the successful negotiation of the of US$10 million bridge loan, subsequent to year end, the Company granted a total of 2,300,000 RSUs to senior officers. The RSUs granted were subject to a twelve-month vesting period, a payout date of 2 years, and an expiry date of 5 years.

In respect of 2018, in recognition of the completion of a $20 million equity financing, the corporate reorganization and change of name to NorZinc and the receipt of a positive decision from the Canadian Federal Government with regard to the Prairie Creek All Season Road Environmental Assessment, subsequent to year end, the Company granted a total of 2,609,000 RSUs to three executive officers. The RSUs granted vested immediately, subject to a payout date of 12 months, and an expiry date of 5 years.

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

In 2016, 3,750,000 (2017– nil) stock options were granted to officers and directors of the Company. No stock options were exercised by officers or directors in 2017 or 2016.

In 2018, 4,360,000 stock options were granted to officers and directors of the Company. No stock options were exercised by officers or directors in 2018.

In respect of 2018, in recognition of the completion of a $20 million equity financing, the corporate reorganization and change of name to NorZinc and the receipt of a positive decision from the Canadian Federal Government with regard to the Prairie Creek All Season Road Environmental Assessment, subsequent to year end, the Company granted a total of 4,050,000 stock options to executive officers. The stock options granted are exercisable at $0.10 per share with a 5-year term and vest quarterly over 2 years.

Other Incentives

The Company is implementing a formal annual incentive bonus plan. Any award of a bonus to executive officers remains entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee. In considering the payment of a any bonus to executive officers, the Compensation Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate. Subsequent to the fiscal 2017 year end, the COO was awarded a cash bonus of $50,000 primarily in recognition of the successful completion of the 2017 FS and the completion of the Environmental Assessment of the All Season Road. As discussed above, in respect of 2018, subsequent to year end, the executive officers were awarded cash bonuses.

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

Summary Compensation Table

The following table sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial year ended on December 31, 2018, in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2018 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officer" or "NEOs").

					Non-equity incentive plan compensation ($)
Name And Principal Position	Year	Salary ($)	Share- based awards (1) ($)	Option- based awards (1) ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation (2) ($)		Total Compensation ($)

Don MacDonald	2018	225,000	146,900	236,000	68,055	Nil	Nil	Nil		675,955
President, CEO and Director (3)	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil

Alan B. Taylor	2018	222,500	58,000	40,000	73,500	Nil	Nil	Nil		394,000
COO, Vice President,	2017	200,000	75,000	Nil	50,000	Nil	Nil	Nil		325,000
Exploration	2016	141,667	165,000	172,692	Nil	Nil	Nil	Nil		479,359

Trevor L. Cunningham	2018	217,600	56,000	36,000	57,500	Nil	Nil	Nil		367,100
CFO, Vice President,	2017	197,600	60,000	Nil	Nil	Nil	Nil	Nil		257,600
Finance	2016	155,438	132,000	129,519	Nil	Nil	Nil	Nil		416,957

Michael Vande Guchte	2018	177,500	Nil	6,000	15,000	Nil	Nil	Nil		198,500
Vice President Exploration	2017	175,000	60,000	Nil	Nil	Nil	Nil	Nil		235,000
(Newfoundland)	2016	123,958	Nil	86,347	Nil	Nil	Nil	Nil		210,305

John F. Kearney	2018	87,500	Nil	Nil	Nil	Nil	Nil	400,000	(5)	487,500
former President and CEO (4)	2017	175,000	150,000	Nil	Nil	Nil	Nil	Nil		325,000
	2016	131,250	330,000	172,692	Nil	Nil	Nil	Nil		633,942

(1)	The value of share-based and option-based awards represents the grant date fair value of the RSUs or stock options awarded. The share-based awards granted are subject to an immediate to 18 month vesting period; a payout date of 2 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

(2)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.

(3)	On May 16, 2018, Don MacDonald was appointed as President of the Company and on June 27, 2018 also appointed CEO and a director but was not compensated for services in his director capacity.

(4)	On June 27, 2018, John Kearney resigned as CEO and his compensation as a director for the latter part of 2018 is disclosed in the following “Director Compensation” section.

(5)	A retirement allowance of $350,000 was paid out upon retirement and a further $50,000 was paid out on January 1, 2019.

Outstanding Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2018.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed (2) ($)
Don MacDonald	2,500,000	0.20	May 16, 2023	Nil	Nil	Nil	Nil
Alan B. Taylor	1,000,000	0.35	August 10, 2021	Nil	Nil	Nil	80,000
Trevor L. Cunningham	750,000	0.35	August 10, 2021	Nil	Nil	Nil	64,000
Michael Vande Guchte	500,000	0.35	August 10, 2021	Nil	Nil	Nil	32,000
John F. Kearney (3)	1,000,000	0.35	August 10, 2021	Nil	Nil	Nil	160,000

(1)	Calculated based on the difference between the market value of the shares underlying the option-based awards at the end of the most recently completed financial year, which was $0.08, and the exercise or base price of the option-based award.

(2)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.08.

(3)	On June 27, 2018, John Kearney resigned as CEO and his compensation as a director for the latter part of 2018 is disclosed in the following “Director Compensation” section.

Incentive plan awards – value vested or earned during the year ended December 31, 2018

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Don MacDonald	Nil	Nil	Nil
Alan B. Taylor	Nil	40,000	Nil
Trevor L. Cunningham	Nil	32,000	Nil
Michael Vande Guchte	Nil	32,000	Nil
John F. Kearney (3)	Nil	80,000	Nil

(1)	The value of vested options or share-based awards represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value of vested options is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

(3)	On June 27, 2018, John Kearney resigned as CEO and his compensation as a director for the latter part of 2018 is disclosed in the following “Director Compensation” section.

Stock Option Plan

Under the Company’s stock option plan (described below), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the plan, consideration is given to the present and potential contribution by such person or company to the success of the Company and the appropriate number and percentage of options that should be awarded and held by each party granted options relative to the total number of shares issued and stock options granted.

At December 31, 2018, there were 9,460,000 stock options outstanding, representing approximately 2.6% of the Company's issued and outstanding common shares as of December 31, 2018. At the Annual General and Special Meeting held on June 27, 2018, shareholders approved the amendment of the Company’s stock option plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 10,800,000 common shares to 18,300,000 common shares.

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

RSUs Outstanding

During the year ended December 31, 2018, the Company issued 2,300,000 (2017 – nil and 2016 – 1,900,000) RSUs to senior officers and employees which remained outstanding at December 31, 2018. The RSUs granted are subject to an eleven month vesting period; a payout date of 2.0 to 2.5 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.

Subsequent to year end, the Company granted a total of 2,689,000 RSUs to senior officers with immediate vesting; a payout date of January 1, 2020; and an expiry date of 5 years.

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

Deferred Share Unit Plan

Administration of Plan and Eligible Participants

The Deferred Share Unit Plan (the “DSU Plan”) is used for the benefit of the Company’s non-executive directors. The Board may award Deferred Share Units (‘‘DSUs”) under the DSU Plan to a non-executive director (each a “Participant”) in such number as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company.

DSUs Outstanding

During the year ended December 31, 2018, the Company issued 1,912,803 (2017 – 662,440 and 2016 - 376,034) DSUs to directors. As at December 31, 2018, a total of 3,036,647 DSUs remain outstanding. The DSUs are fully vested upon issuance; subject to the plan are paid out upon retirement and are assigned a fair value based on the five day volume weighted average share price upon issuance.

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

Equity Compensation Plan Information

The following table sets out certain details as at December 31, 2018 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Stock Option Plan	9,460,000	$0.26	8,840,000
Deferred Share Unit Plan	3,036,647	n/a	4,356,631
Restricted Share Unit Plan	4,200,000	n/a	6,889,918
Total	16,696,647	n/a	20,086,549

(1)	Represents the number of common shares reserved for issuance upon exercise of outstanding options, RSUs and DSUs.

(2)	Since RSUs and DSUs do not have an exercise price, they have not been factored into the weighted average price calculation.

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

The Company entered into an Employment Agreement dated May 4, 2018 with Mr. Don MacDonald, Chief Executive Officer, for his continuing services as an officer of the Company (the “MacDonald Agreement”). Certain provisions in the MacDonald Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors (a "Change of Control"). Should Mr. MacDonald’s employment with the Company be terminated without cause, Mr. MacDonald is entitled to receive an amount equal to 75% of his then current annual salary upon termination during the first full year of employment, or 100% of his then current salary during the second full year of employment, or 200% of his then current salary subsequent to the second full year of employment. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. MacDonald, within 3 months of the Change of Control, Mr. MacDonald is entitled to receive an amount equal to 200% of his then current annual salary.

A summary of the potential payments to Mr. MacDonald, assuming the applicable resignation or termination had occurred on December 31, 2018, is: termination without cause - $270,000; termination without cause or resignation following a change of control - $720,000.

The Company entered into an Employment Agreement dated effective January 1, 2010 with Mr. Alan Taylor, Chief Operating Officer, for his continuing services as an officer of the Company (the “Taylor Agreement”). Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors. Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive an amount equal to twenty-four months of his then current annual salary.

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2018, is: termination without cause - $367,500; termination without cause or resignation following a change of control - $490,000.

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

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2018, is: termination without cause - $230,000; termination without cause following a change of control - $345,000.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2018.

Name	Fees earned ($)	Share- based awards (1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John F. Kearney (3)	10,625	24,610	14,400	Nil	N/A	Nil	49,635
Dave Nickerson	13,125	34,050	12,000	Nil	N/A	Nil	59,175
Anita Perry (4)	2,935	15,300	12,000	Nil	N/A	Nil	30,235
Jean-Charles Potvin (5)	12,500	18,750	Nil	Nil	N/A	Nil	28,750
Malcolm J.A. Swallow	12,500	34,050	12,000	Nil	N/A	Nil	56,050
Ian Ward	12,500	34,050	12,000	Nil	N/A	Nil	56,050
John Warwick	12,500	34,050	12,000	Nil	N/A	Nil	56,050

(1)	Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.

(2)	The value of option-based awards represents the grant date fair value of the stock options awarded.

(3)	On June 27, 2018, John Kearney resigned as CEO and his compensation as CEO for the first half of 2018 is disclosed in the preceding “Compensation Discussion and Analysis” section.

(4)	Anita Perry was appointed as a Director effective November 8, 2018.

(5)	Jean-Charles Potvin resigned as a Director effective November 8, 2018.

Prior to the fourth quarter of 2018, the Company paid each director, other than directors that are also Named Executive Officers, an annual fee of $10,000 and granted Deferred Share Units valued at $25,000 (payable quarterly and pro-rated for partial months served).

In the fourth quarter of 2018, the Compensation Committee conducted a review of the Company’s compensation for directors. The Committee, with the assistance of WTW, compared the current level of compensation for directors with other similar organizations in the mining industry. Using this information, the Compensation Committee recommended appropriate compensation adjustments for directors. It was agreed that annual cash compensation be changed from an annual fee of $10,000 to an annual fee of $20,000. It was also agreed to award annual retainers to directors that chaired a meeting such that the Chairman of the Board would receive an additional annual retainer of $10,000, the chairs of the Audit and Compensation Committees would receive an additional annual retainer of $5,000 and all other committee chairs to receive an additional annual retainer of $2,500. All annual cash compensation to be paid quarterly. Additionally, the Compensation Committee recommended an annual award to all directors, save for the Chairman, of Deferred Share Units valued at $18,000 ($21,600 to the Chairman) and incentive stock options valued at $12,000 ($14,400 to the Chairman). This recommendation was approved by the Board of Directors.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2018.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (1) ($)
John F. Kearney (2)	360,000	0.10	December 5, 2023	Nil	Nil	Nil	21,825
Dave Nickerson	200,000 300,000	0.35 0.10	August 10, 2021 December 5, 2023	Nil Nil	Nil	Nil	56,502
Anita Perry (3)	300,000	0.10	December 5, 2023	Nil	Nil	Nil	14,400
Jean-Charles Potvin (4)	200,000	0.35	February 7, 2019	Nil	Nil	Nil	26,751
Malcolm J.A. Swallow	200,000 300,000	0.35 0.10	August 10, 2021 December 5, 2023	Nil	Nil	Nil	41,151
Ian Ward	200,000 300,000	0.35 0.10	August 10, 2021 December 5, 2023	Nil	Nil	Nil	41,151
John Warwick	200,000 300,000	0.35 0.10	August 10, 2021 December 5, 2023	Nil	Nil	Nil	41,151

(1)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.08.

(2)	On June 27, 2018, John Kearney resigned as CEO and his compensation as CEO for the first half of 2018 is disclosed in the preceding “Compensation Discussion and Analysis” section.

(3)	Anita Perry was appointed as a Director effective November 8, 2018.

(4)	Jean-Charles Potvin resigned as a Director effective November 8, 2018.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2018.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John F. Kearney (3)	Nil	24,610	Nil
Dave Nickerson	Nil	34,050	Nil
Anita Perry (4)	Nil	15,300	Nil
Jean-Charles Potvin (5)	Nil	18,750	Nil
Malcolm J.A. Swallow	Nil	34,050	Nil
Ian Ward	Nil	34,050	Nil
John Warwick	Nil	34,050	Nil

(1)	The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.

(3)	On June 27, 2018, John Kearney resigned as CEO and his compensation as CEO for the first half of 2018 is disclosed in the preceding “Compensation Discussion and Analysis” section.

(4)	Anita Perry was appointed as a Director effective November 8, 2018.

(5)	Jean-Charles Potvin resigned as a Director effective November 8, 2018.

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

Directors are eligible to participate in the Company’s stock option plan and the DSU Plan. During the financial year ended December 31, 2018, the Company issued 1,912,803 DSUs to its Participants.

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

Indebtedness to Company of Directors and Executive Officers

As at March 15, 2019, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

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

C. Disclosure of Corporate Governance Practices

Independence of Board Members

At the end of 2018, the Board of Directors consisted of seven directors. Five of the directors, Dave Nickerson, Anita Perry, Malcolm Swallow, Ian Ward and John Warwick, were considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors has any direct or indirect material relationship with the Company or its subsidiaries nor any relationship pursuant to which he may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board. The Company has not entered into service contracts with the independent directors nor does it provide for benefits upon termination or retirement.

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
Buchans Resources Limited (1)
Conquest Resources Limited (1)
Labrador Iron Mines Holdings Limited (1)
Xtierra Inc. (1)

Dave Nickerson	Stay Gold Inc.

John Warwick	Sherritt International Corporation

Ian Ward	Candente Gold Corporation

(1)	John F. Kearney is a director of a group of associated public companies, which have some overlapping or common management and which share office space or other facilities with the Company. In a general sense, these companies operate as a ‘group’ of which John Kearney may be described as “group” Chairman.

Participation of Directors in Board Meetings

In the year ended December 31, 2018, ten Board meetings were held. In addition, there were four meetings of the Audit Committee, eight of the Compensation Committee and two of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Don MacDonald (1)	4 of 4	N/A
John F. Kearney	10 of 10	N/A
Dave Nickerson	10 of 10	14 of 14
Anita Perry (2)	1 of 1	N/A
Jean-Charles Potvin (2)	9 of 9	3 of 3
Malcolm J.A. Swallow	9 of 10	8 of 8
Alan B. Taylor (4)	6 of 6	2 of 2
Ian Ward	8 of 10	2 of 2
John Warwick	10 of 10	12 of 12

1.	Don MacDonald was elected as a director at the Company’s Annual General Meeting on June 27, 2018.

2.	Anita Perry was appointed as a Director effective November 8, 2018.

3.	Jean-Charles Potvin resigned as a Director effective November 8, 2018.

4.	Alan Taylor did not stand election as a director at the Company’s Annual General Meeting on June 27, 2018.

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

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the chairs of each of the Board Committees. The Board is of the view that the role and responsibilities of the Chairman of the Board and of the Chairs of the respective Committees are sufficiently familiar that no separate written position descriptions are necessary or advisable. Their primary roles are the managing of the affairs of the Board or such committee including ensuring the Board or such committee is organized properly, functions effectively and meets its obligations and responsibilities. Each chairman conducts the affairs of the committees in accordance with the charters of such committee.

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

The Board has adopted a written Code of Ethics for directors, officers and employees – a copy of this Code can be found on the Company’s website at www.norzinc.com. The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not an exhaustive list): honest and ethical conduct; avoidance of conflicts of interests, whether actual or perceived; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

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

Nomination of Directors

The Board has appointed a Nominating Committee consisting of John Kearney and John Warwick. The mandate of the Nominating Committee is to identify the experience and competency the Board requires, assess the skills of current board members, determine if the Board would benefit from new directors and evaluate and recommend suitable director candidates. Nominations, as they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation and recommendation of the Nominating Committee, by the Board of Directors.

In July 2018, the Company entered into an investor agreement with RCF VI CAD. The investor agreement with RCF VI CAD contains various rights granted to RCF VI CAD, including among other things, participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate two members to the board of directors of the Company; and certain other project oversight rights.

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2018, the Compensation Committee of the Board consisted of Dave Nickerson, Malcolm Swallow, and John Warwick (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

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

Other Committees

In addition to the Audit Committee and the Compensation Committee, the Board also has a Health & Safety Committee comprised of Board members Ian Ward and Dave Nickerson along with the Company’s Chief Operating Officer, Alan Taylor and the Prairie Creek Site Managers. The function of the Health & Safety Committee is to review the Company’s Health & Safety Policies, practices and programs, to oversee and regularly evaluate the Company’s health and safety performance and to monitor and advise the Board on current and anticipated future best practices and regulatory issues relating to health and safety.

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

The Company currently has one woman Board member and does not have any women executive officers.

Audit Committee Charter

The Audit Committee has adopted a Charter, the text of which is set out below:

“Charter of the Audit Committee of the Board of Directors”

I.             MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of NorZinc Ltd. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s mandate and responsibilities are to:

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

Composition of Audit Committee

The Audit Committee, as of the date of this Annual Report, is composed of independent directors John Warwick, Dave Nickerson and Ian Ward. The Company considers each member of the Audit Committee to be financially literate for the purposes of National Instrument 52-110.

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

Dave Nickerson B.Sc., M.Sc., Mr. Nickerson holds a Bachelors degree in Mining Engineering from the University of Birmingham and a Masters degree in Mineral Exploration from Laurentian University and has taken Post-Graduate Courses in Mineral Development and in Legislation Strategy at McGill University, Montreal. He is a Professional Engineer and a member of the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists. He was elected as Member of Parliament for three terms 1979 to 1988, during part of which time he served as a member of the House Standing Committee on Public Accounts, and as a Member of the Legislative Assembly of the Northwest Territories 1975 to 1979. He served as the Chairman of the Northwest Territories Water Board from 1988 to 1994. He has served as a director of public companies for a period in excess of five years. He has an understanding of the accounting principles used by the Company to prepare its financial statements and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. He has experience evaluating financial statements with accounting issues comparable to the financial statements and issues that can reasonably be expected to be raised by the Company’s financial statements. He has an understanding of internal controls and procedures for financial reporting.

Ian Ward B.Sc. Mr. Ward holds a Bachelors degree in Minerals Engineering from the University of Birmingham U.K. He is a Professional Engineer (Ontario) and a Life Member of CIM. He commenced his career in the mining industry as a metallurgist at several mining operations and rising to the position of Mill Superintendent. After the period in operations he joined Kilborn Engineering and spent 16 years engaged in plant design, feasibility studies and project evaluations with the last 3 years as Manager of Metallurgy. In the following 12 years he worked as a consultant with the firm of Micon International Limited where numerous projects were as Independent Engineer for a variety of banking and financial groups engaged in project financing and evaluations. He also managed numerous feasibility studies during this period with the emphasis on estimation of costs and revenues, cash flow models and economic evaluation. Familiarity with financial statements and mining project cost accounting was gained during this time. During 2002-2004 he was a Director for the company Bolivar Goldfields Limited and a member of the Audit Committee. While at Micon International Limited and subsequently during employment with Mustang Minerals Limited and Kinross Gold Limited, he was a co-author of numerous public reports for mining projects in the form of Qualified Person for NI-43-101 compliant reports. Since 2015, he has worked as a consulting metallurgist and continues to act as a Qualified Person to several companies. He has served as a director of Canadian Zinc and subsequently NorZinc since 2016. He has an understanding of the accounting principles used by the Company to prepare its financial statements and the required internal controls and procedures. He has experience in evaluating financial statements with accounting issues comparable to the financial statements and issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year (January 1, 2018) there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagement for services provided by the Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit services, to be approved by the Audit Committee provided the Audit Committee is informed of each particular service. All of the engagements and fees for fiscal 2018 and 2017 were approved by the Audit Committee. The Audit Committee reviews with the auditors whether non-audit services to be provided, if any, are compatible with maintaining the auditor’s independence.

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

D. Employees

As of December 31, 2018, the Company had nine permanent employees. Eight employees are based in the Company’s corporate offices, one in Ontario, Canada and seven in British Columbia, Canada. One employee in Northwest Territories, Canada is based in the Company’s field office. In addition, the Company utilizes the services of contractors to assist in certain tasks and projects and temporary employees to assist with field exploration programs. The Company’s employees are not members of a labour union.

E. Share Ownership

The following table sets forth the shareholdings, to the best of Management’s knowledge, owned beneficially, directly or indirectly, by the Company’s directors and officers as of March 15, 2019. There were 370,898,330 common shares issued and outstanding as of March 15, 2019.

Name	Common Shares beneficially owned, controlled or directed, directly or indirectly	Percentage of Outstanding Common Shares (%)	Stock Options, DSUs, and RSUs owned, controlled or directed, directly or indirectly
Don MacDonald	4,000,000	1.08	5,969,000
John F. Kearney	5,700,909	1.54	2,632,818
Dave Nickerson	173,000	0.05	1,206,277
Anita Perry	-	-	480,000
Malcolm J.A. Swallow	-	-	1,014,388
Alan B. Taylor	1,624,000	0.44	3,080,000
Ian Ward	5,000	-	1,014,388
John Warwick	100,000	0.03	1,014,388
Trevor L. Cunningham	335,000	0.09	2,610,000
Total	11,937,909	3.22	19,021,259

See “Item 6.B. – Compensation” for a table setting out the stock options outstanding to the Company’s directors and officers as at December 31, 2018 and for information regarding equity compensation plans.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of the Company’s knowledge the following table sets forth information regarding the share ownership of the Company as of March 15, 2019 of shareholders that are beneficial owners of 5% or more of the Company’s outstanding common shares based on filings made by insiders on the System for Electronic Disclosures by Insiders (www.sedi.ca) website.

Name of Owner	Number of Common Shares	Percentage
RCF VI CAD LLC	151,630,000	40.9%

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

In July 2018, the Company entered into an investor agreement with RCF VI CAD. The investor agreement with RCF VI CAD contains various rights granted to RCF VI CAD, including among other things, participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate two members to the board of directors of the Company; and certain other project oversight rights.

Outstanding Share Data

As at March 15 2019, the Company has 370,898,330 common shares issued and outstanding. In addition, there are outstanding stock options and share purchase options for a further 14,610,000 and 9,925,647 common shares respectively.

As of February 28, 2019, there were 75 shareholders of record of the Company’s common shares in the United States, holding 37.4% of the outstanding common shares of the Company.

B. Related Party Transactions

On December 22, 2017, the Company entered into a Project Bridge Loan with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million bearing an interest rate of 8%, payable quarterly. The Project Bridge Loan was repaid in full on July 10, 2018.

On July 10, 2018, the Company closed a $20 million financing and issued 100 million Units to RCF VI CAD at a price of $0.20 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled RCF VI CAD to purchase one common share at an exercise price of $0.25 per share until December 31, 2018 and expired unexercised. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis.

During the year ended December 31, 2018, the Company incurred due diligence costs with RCF VI CAD in the amount of $172,000 with no comparable amount in the year ended December 31, 2017.

During the year ended December 31, 2018, the Company incurred rent expense in the amount of $24,000 (2017 - $24,000 and 2016 - $24,000) with Buchans Minerals Corporation, a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

During the year ended December 31, 2018, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $1,569,000 (2017 - $868,000 and 2016 - $650,000) and recognized share-based compensation for officers and directors in the amount of $668,000 (2017 - $775,000 and 2016 - $986,000).

There was no amount owing to related parties or included in accounts payable and accrued and other liabilities at December 31, 2018 nor was there an amount recorded at the end of the previous year.

Other than as noted above, there were no material transactions in the fiscal year ended December 31, 2018, or proposed material transactions between the Company or any of its subsidiaries and:

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and audit report of the Company’s independent auditor for the year ended December 31, 2018, are filed as part of this Form 20-F under Item 18.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2018, other than as discussed in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nature of Trading Market.

The common shares of the Company trade on the TSX under the symbol “NZC.” The Company’s common shares also trade on the OTCQB in the United States under the symbol “NORZF.”

B. Plan of Distribution

Not applicable.

C. Markets

The Company's common shares trade on the TSX, under the trading symbol "NZC."

The Company's common shares are quoted in the United States on the OTCQB under the symbol “NORZF.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

On September 6, 2018, Canadian Zinc Corporation (“Canadian Zinc” or "CZN”) and NorZinc completed an internal corporate reorganization by way of a statutory arrangement under the Business Corporations Act (British Columbia) as a result of which shareholders of Canadian Zinc became shareholders of NorZinc and Canadian Zinc became a wholly owned subsidiary of NorZinc. The common shares of NorZinc commenced trading on the Toronto Stock Exchange (“TSX”) in September 2018, under the symbol “NZC” and on the OTCQB under the symbol “NORZF”, the former shares of Canadian Zinc were delisted from trading, and NorZinc adopted the Articles and Bylaws of Canadian Zinc.

Canadian Zinc was originally incorporated in British Columbia, Canada, on December 16, 1965, under the name “Pizza Patio Management Ltd.” Canadian Zinc changed its name to “San Andreas Resources Corporation” on August 29, 1991 and to “Canadian Zinc Corporation” on May 25, 1999. On June 16, 2004, the Company’s shareholders adopted new Articles to bring its Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

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

In December 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Fund VI L.P. (“RCF VI”) pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million which is being used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team. The Company also entered into an investor agreement (the “Investor Agreement”) with RCF VI which contained various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favour of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain project oversight rights.

In May 2018, the Company entered into an equity financing agreement with RCF VI CAD LLC, a subsidiary of RCF VI, pursuant to which RCF VI CAD agreed, subject to shareholder and regulatory approvals, to purchase $20 million in units, each unit consisting of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018. The use of proceeds was agreed to include repayment of the US$10 million Project Bridge Loan, the ongoing development of the Prairie Creek Project and general working capital. At the Company’s Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of the equity financing agreement with RCF VI CAD.

On July 10, 2018, the Company closed the $20 million financing and issued 100 million units to RCF VI CAD at a price of $0.20 per Unit. The proceeds from the equity financing were used to repay the US$10 million Project Bridge Loan, in full, to RCF VI and are being directed to ongoing development of the Prairie Creek Project, including additional engineering and permitting work to improve project confidence and general working capital.

In conjunction with the closing of the financing, the existing Investor Agreement with RCF VI was amended to include RCF VI CAD and to provide for the right of RCF VI CAD to nominate one additional member to the board of directors and to provide certain other project oversight rights, among other things, and RCF VI transferred its holdings in NorZinc to RCF VI CAD. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2018, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares

Receipt of Foreign Currency

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Company becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Company classifies financial instruments at initial recognition in one of the following three categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

Financial assets and liabilities classified as FVTPL are initially measured at fair value with unrealized gains and losses recognized through earnings. Transaction costs are expensed in the consolidated statement of income (loss). The Company has classified its cash and cash equivalents, short-term investments and restricted cash as FVTPL.

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in other comprehensive income. The Company does not have financial instruments measured at FVTOCI.

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost adjusted by any impairment. The Company has classified other receivables, accounts payable, accrued and other liabilities and loan payable as being measured at amortized cost.

The following table reflects the Company’s categories of financial instruments, all classified under fair value hierarchy Level 1, as at the specified date:

		December 31, 2018	December 31, 2017
Cash and cash equivalents	FVTPL	$9,253	$12,979
Short-term investments	FVTPL	32	31
Other receivables	Loans and receivables	221	379
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Other financial liabilities	(635)	(1,258)
Accrued and other liabilities	Other financial liabilities	(761)	(389)
Loan payable	Other financial liabilities	-	(12,417)

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2018, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2018, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $60,000. The Company does not have any debt obligations which expose it to interest rate risk.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, and restricted cash. The carrying value of these financial assets at December 31, 2018 is $11,360,000 (December 31, 2017 - $15,085,000). At December 31, 2018, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, and receivables. As at December 31, 2018, the Company had positive working capital of $8,327,000 (December 31, 2017 - $11,791,000).

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing, which contains risks that are mentioned in the “Risk Factors” section of this Annual Report.

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

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2018, and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

B. Management’s Report on Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting as defined in the Exchange Act to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

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

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework). Based on this evaluation, as at December 31, 2018, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

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

Shareholders may request a copy of the Code of Ethics by written request directed to NorZinc Ltd., Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada V6B 4N9 or by reference to the Company’s website – www.norzinc.com.

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2018.

Item 16C. Principal Accountant and Fees and Services

The aggregate amounts billed by the Company’s principal auditors for the two fiscal years ended December 31, 2018 for audit fees, audit related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2018 (4)	Year Ended December 31, 2017
Audit Fees (1)	$82,000	$76,500
Audit-Related Fees (2)	49,500	-
Tax Fees (3)	5,518	-
All Other Fees	-	-

Total	$137,018	$76,500

(1) “Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.

(2) “Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3) “Tax Fees” represent fees for tax compliance, tax advice and planning.

(4) Fees for the year ended December 31, 2018, are based, in part, upon estimates received by the Company as final invoices are yet to be rendered as of the date of this Annual Report.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
NorZinc Ltd. (formerly Canadian Zinc Corporation):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NorZinc Ltd. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the financial performance and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has no operating revenue and is dependent on its ability to raise adequate financing to continue the development of the Prairie Creek Mine, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

NorZinc Ltd

March 15 , 2019

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

We have served as the Company’s auditor since 2015.

Vancouver, Canada

March 15, 2019

Annual Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of Canadian dollars, unless otherwise stated)

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	As at December 31, 2018	As at December 31, 2017

ASSETS
Current
Cash and cash equivalents (Note 3)	$9,253	$12,979
Short-term investments (Note 4)	32	31
Other receivables and prepaid expenses	438	428

Total Current Assets	9,723	13,438

Restricted cash (Note 6)	2,075	2,075
Property, plant and equipment (Note 7)	620	654
Exploration and evaluation assets (Note 8)	5,428	5,398

Total Assets	$17,846	$21,565

LIABILITIES
Current
Accounts payable	$635	$1,258
Accrued and other liabilities	761	389

Total Current Liabilities	1,396	1,647

Loan payable (Note 9)	-	12,417
Decommissioning provision (Note 10)	1,904	1,834

Total Liabilities	3,300	15,898

SHAREHOLDERS' EQUITY
Share capital (Note 11)	134,536	114,618
Reserves (Note 12)	17,295	16,715
Deficit	(137,285)	(125,666)

Total Shareholders’ Equity	14,546	5,667

Total Liabilities and Shareholders’ Equity	$17,846	$21,565

Nature of Operations and Going Concern (Note 1)

Approved by the Board of Directors:

“Robert J. MacDonald”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for share and per share information)

		Years ended December 31,
	2018	2017	2016

Income
Investment income	$173	$68	$60

Expenses
Depreciation	7	13	12
Exploration and evaluation (Note 13)	5,893	8,723	2,428
Listing and regulatory	131	86	70
Management and directors	1,783	868	650
Office and general	629	541	462
Professional	1,036	162	216
Shareholder and investor communications	361	257	223
Share-based compensation (Note 12)	677	842	1,104
	10,517	11,492	5,165

Other income (expense)
Gain (loss) on foreign currency translation (Note 9)	(556)	148	-
Finance costs (Notes 9 and 10)	(719)	(68)	(36)
Gain on change in decommissioning provision (Note 10)	-	3	64
Tax deduction recovery (Note 14)	-	267	-
	(1,275)	350	28

Net loss and comprehensive loss for the year	$(11,619)	$(11,074)	$(5,077)

Net loss per share - basic and diluted	$(0.04)	$(0.04)	$(0.02)

Weighted average number of shares outstanding

Basic and diluted	315,435,463	266,111,543	238,480,985

The accompanying notes are an integral part of these consolidated financial statements.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars, unless otherwise stated)

		Years ended December 31,
	2018	2017	2016

Operating Activities
Net loss for the year	$(11,619)	$(11,074)	$(5,077)
Adjustments for items not involving cash:
Depreciation expense	34	56	67
Foreign currency translation (Note 9)	556	(148)	-
Finance costs (Notes 9 and 10)	719	68	36
Gain on change in decommissioning provision (Note 10)	-	(3)	(64)
Share-based compensation (Note 12)	677	842	1,104
Tax deduction recovery (Note 14)	-	(267)	-
Change in non-cash working capital items:
Other receivables and prepaid expenses	(10)	23	(176)
Accounts payable and accrued liabilities	(251)	1,114	85
	(9,894)	(9,389)	(4,025)

Financing Activities
Loan proceeds (repayment), net of transaction costs (Note 9)	(13,107)	12,563	-
Loan interest (Note 9)	(546)	(25)	-
Capital stock issued, net of share issue costs (Note 11)	19,839	-	11,090
Small lot shareholder cancellation (Note 11)	(18)	-	-
Proceeds from exercise of warrants (Note 11)	-	-	142
	6,168	12,538	11,232

Investing Activities
Redemption of short-term investments (Note 4)	-	13	-
Sale of marketable securities (Note 5)	-	-	936
	-	13	936

Net change in cash and cash equivalents	$(3,726)	$3,162	$8,143

Cash and cash equivalents, beginning of year	$12,979	$9,817	$1,674

Net change in cash and cash equivalents	(3,726)	3,162	8,143

Cash and cash equivalents, end of year	$9,253	$12,979	$9,817

The accompanying notes are an integral part of these consolidated financial statements.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except for share information)

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2015	218,047,709	$104,028	$14,394	$(109,515)	$8,907
Issue of shares at $0.25 per share (Note 11)	40,800,000	10,200	-	-	10,200
Issue of shares at $0.30 per share (Note 11)	6,666,664	1,733	-	-	1,733
Share issuance costs (Note 11)	-	(1,110)	-	-	(1,110)
Share purchase warrants	-	(440)	440	-	-
Exercise of deferred share units	190,970	24	(24)	-	-
Exercise of warrants at $0.35 per share	406,200	183	(41)	-	142
Share-based compensation	-	-	1,104	-	1,104
Net loss for the year	-	-	-	(5,077)	(5,077)
Balance, December 31, 2016	266,111,543	114,618	15,873	(114,592)	15,899
Share-based compensation (Notes 12(a) and (b))	-	-	842	-	842
Net loss for the year	-	-	-	(11,074)	(11,074)
Balance, December 31, 2017	266,111,543	114,618	16,715	(125,666)	5,667
Issue of shares at $0.20 per share (Note 11)	100,000,000	20,000	-	-	20,000
Share issuance costs (Note 11)	-	(161)	-	-	(161)
Share purchase warrants (Note 11)	-	(284)	284	-	-
Redemption of restricted share units (Note 11)	3,650,000	381	(381)	-	-
Small lot shareholder cancellation (Note 11)	(97,601)	(18)	-	-	(18)
Share-based compensation (Notes 12 (a) and (b))	-	-	677	-	677
Net loss for the year	-	-	-	(11,619)	(11,619)

Balance, December 31, 2018	369,663,942	$134,536	$17,295	$(137,285)	$14,546

The accompanying notes are an integral part of these consolidated financial statements.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.	Nature of Operations and Going Concern

NorZinc Ltd. (the “Company” or “NorZinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “NZC” and on the OTCQB under the symbol “NORZF”.

A statutory Arrangement (the “Arrangement”) to reorganize the Company structure, which was approved by the majority of the Company’s shareholders at Canadian Zinc Corporation’s Annual General and Special Meeting held on June 27, 2018, became effective September 6, 2018. The Arrangement reorganized the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The change was undertaken to facilitate future project financing of the Prairie Creek Project. The Arrangement leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of Canadian Zinc Corporation were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

As a result of the Arrangement, the Company is considered to have continued Canadian Zinc Corporation’s mineral properties exploration and development business and has recorded the assets and liabilities of the Canadian Zinc Corporation operations at book value. The Company’s financial statements reflect the operations of Canadian Zinc Corporation until September 6, 2018 and that of the Company thereafter. The consolidated statement of financial position presented herein as at December 31, 2017 is that of Canadian Zinc Corporation and its subsidiaries. Reference in these consolidated financial statements to “the Company” prior to September 6, 2018 refers to “Canadian Zinc Corporation”.

The Company is primarily engaged in the exploration and development of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not generated any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

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

The Company has a history of losses with no operating revenue other than interest income and has working capital of $8,327,000 as at December 31, 2018. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. These audited consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the audited consolidated financial statements.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies

(a)	Statement of Compliance

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were approved and authorized for issue by the Board of Directors on March 13, 2019.

(b)	Basis of Preparation and Consolidation

These audited consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These audited consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on December 31, 2018. The accounting policies adopted by the Company have been applied consistently to all periods presented. These audited consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

These audited consolidated financial statements include the accounts of NorZinc Ltd. and its wholly-owned subsidiaries Canadian Zinc Corporation, Paragon Minerals Corporation and Messina Minerals Inc., collectively the Group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

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

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(d)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Company becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Company classifies financial instruments at initial recognition in one of the following three categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

Financial assets and liabilities classified as FVTPL are initially measured at fair value with unrealized gains and losses recognized through earnings. Transaction costs are expensed in the consolidated statement of income (loss). The Company has classified its cash and cash equivalents, short-term investments and restricted cash as FVTPL.

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in other comprehensive income. The Company does not have financial instruments measured at FVTOCI.

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost adjusted by any impairment. The Company has classified other receivables, accounts payable, accrued and other liabilities and loan payable as being measured at amortized cost.

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

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

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

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

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

(l)	Decommissioning, Restoration and Other Provisions

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

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(m)	Flow-Through Shares

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

(n)	Investment Income

Investment income on cash and cash equivalents and short-term investments is recognized as it is earned.

(o)	Exploration and Evaluation Expenditures

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

(p)	Share-based Compensation

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

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(q)	Income Taxes

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

(r)	Earnings (Loss) Per Common Share

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

(s)	Government Grants

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

(t)	IFRS Standards Adopted

As of January 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company.

IFRS 9, Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. For financial liabilities, the standard retains most of the IAS 39 requirements.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(t)	IFRS Standards Adopted (continued)

The Company has classified cash and cash equivalents; short-term investments; and restricted cash as fair value through profit and loss. Other receivables; accounts payable; accrued and other liabilities; and loan payable have been classified as being measured at amortized cost. The Company does not have financial instruments measured at fair value through other comprehensive income.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the new revenue standard, introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

(u)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2018, and have not been applied in preparing these audited consolidated financial statements. The Company considers the following standard the most significant and is not a complete list of new pronouncements that may impact the financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases—Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The required adoption date for IFRS 16 is January 1, 2019. IFRS 16 may be applied retrospectively to each prior period presented (full retrospective approach), or with the cumulative effect of adoption recognized at initial application (modified retrospective approach). The Company has elected to apply the modified retrospective approach upon adoption at January 1, 2019, measuring the right-of-use asset at its carrying amount had the standard been applied at commencement of the lease. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition.

In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The classification between cash flow from operating activities and cash flow from financing activities will also change as a result of implementing IFRS 16.

Based on lease data as at December 31, 2018, a new right-of-use asset, recognizing the Company’s office facility and equipment leases, will be recognized at approximately $207,000 (increase in assets); the corresponding lease liability will be recorded at approximately $180,000 (increase in liabilities); and the difference of $27,000 (decrease in equity) will be recognized as an adjustment to retained earnings with all adjustments effective as at January 1, 2019. The full quantification of the new standard will be disclosed in the condensed consolidated interim financial statements for the first quarter of 2019.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.	Cash and Cash Equivalents

The Company’s cash and cash equivalents at December 31, 2018 consisted of cash of $739,000 and cash equivalents of $8,514,000 (December 31, 2017 - cash of $1,620,000 and cash equivalents of $11,359,000).

4.	Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At December 31, 2018, short-term investments had a carrying value of $32,000, earning income at a rate of 1.35% (December 31, 2017 - $31,000, earning income at a rate of 0.60%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

5.	Marketable Securities

In January 2016, the Company liquidated its marketable securities and sold 12,573,380 shares of Vatukoula Gold Mines pcl (“Vatukoula”) to Zhongrun International Mining Co. Ltd., the major shareholder of Vatukoula, for cash of $936,000.

6.	Restricted Cash

As at December 31, 2018, restricted cash comprised reclamation security deposits totaling $2,075,000 (December 31, 2017 - $2,075,000) held by government agencies as financial assurance in respect of certain reclamation obligations at the Prairie Creek Property.

7.	Property, Plant and Equipment

	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Cost
December 31, 2016	$500	$1,742	$187	$120	$2,549
Additions during the year	-	-	-	-	-
December 31, 2017	500	1,742	187	120	2,549
Additions during the year	-	-	-	-	-
December 31, 2018	$500	$1,742	$187	$120	$2,549

Accumulated Depreciation
December 31, 2016	$-	$1,608	$164	$67	$1,839
Depreciation for the year	-	43	11	2	56
December 31, 2017	-	1,651	175	69	1,895
Depreciation for the year	-	27	5	2	34
December 31, 2018	$-	$1,678	$180	$71	$1,929

Net Book Value
December 31, 2016	$500	$134	$23	$53	$710
December 31, 2017	500	91	12	51	654
December 31, 2018	500	64	7	49	620

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.	Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. The Prairie Creek Property is subject to a 1.2% net smelter return royalty. It also holds, through the Company’s wholly-owned subsidiaries Paragon and Messina, a 100% interest in the South Tally Pond, Tulks South and Long Lake properties, subject to various royalties, in Newfoundland and Labrador.

	December 31, 2018	December 31, 2017
Prairie Creek Mine	$30	$-
Newfoundland properties	5,398	5,398

	$5,428	$5,398

The Company has incurred historical exploration and evaluation costs of $89,868,000 on the Prairie Creek Mine asset and $7,406,000 on exploration properties in central Newfoundland (see Note 13) and has expensed these costs pursuant to its accounting policy.

9.	Loan Payable

On December 22, 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Funds (“RCF”) pursuant to which RCF provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bore an interest rate of 8%, payable quarterly and was due to mature on January 31, 2019. Net loan proceeds were $12,563,000 consisting of gross proceeds of $12,695,000 offset by transaction costs of $132,000.

On July 10, 2018, the US$10 million Project Bridge Loan, as well as accrued interest, was repaid in full using the funds raised from the RCF equity financing (see Note 11). For the year ended December 31, 2018, the Company accrued interest of $679,000 (December 31, 2017 - $28,000) and paid interest of $546,000 (December 31, 2017 - $25,000). For the year ended December 31, 2018, a loss of $556,000 was recorded to revalue the US dollar loan to Canadian dollars upon repayment compared to a gain on revaluation of $148,000 for the year ended December 31, 2017.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

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

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,838,000 (December 31, 2017 - $2,782,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine assumed to be in 2037. The decommissioning provision is discounted using a risk free rate of 2.13% (December 31, 2017 – 2.22%).

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

	December 31, 2018	December 31, 2017
Balance – beginning of year	$1,834	$1,797
Accretion expense	40	40
Change in estimates	30	(3)

Balance – end of year	$1,904	$1,834

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Share Capital

Issued and outstanding: 369,663,942 common shares (December 31, 2017 – 266,111,543).

Authorized: Unlimited common shares with no par value (2017 – unlimited).

(a)	During the year ended December 31, 2018

i.	On July 10, 2018, the Company completed a $20 million equity financing. Pursuant to the financing, the Company issued 100 million units to RCF VI CAD LLC (“RCF VI CAD”), a subsidiary of Resource Capital Fund VI L.P., at a price of C$0.20 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant, which expired unexercised, entitled RCF VI CAD to purchase one common share at an exercise price of C$0.25 per share until December 31, 2018. The proceeds from the financing were used to repay the US$10 million bridge loan advanced by Resource Capital Fund VI L.P. in December 2017 with the balance allocated for ongoing development of the Prairie Creek Project and general working capital requirements. Net cash proceeds from the issuance were $19,839,000 after issuance costs of $161,000. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis. The Company also recognized non-cash costs for the fair value of the warrants granted of $284,000. The fair value of the warrants was determined under the Black-Scholes option pricing model (See Note 12 (c)).

ii.	In August 2018, the Company issued 3,650,000 shares to senior management in exchange for vested RSUs (see Note 12 (b)).

iii.	On September 6, 2018, pursuant to the Arrangement (See Note 1), the Company cancelled 97,601 common shares held by small lot shareholders (defined as a holder of fewer than 500 common share) in consideration for payment of $18,000.

(b)	During the year ended December 31, 2017

There were no changes to the Company’s share capital in the year ended December 31, 2017.

(c)	During the year ended December 31, 2016

i.	On July 7, 2016, the Company completed an underwritten public offering of common shares and flow-through shares (the “Offering”) through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and included Dundee Securities Ltd. (together, the ("Underwriters")). The Company issued 34,135,000 common shares at a price of $0.25 per common share for gross proceeds of $8,533,750, and 6,665,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.25 per FT Share for gross proceeds of $1,666,250. In total, the gross proceeds of the Offering amounted to $10,200,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,448,000 non-flow-through shares at any time until July 7, 2018 at a price of $0.25 per share. Net proceeds from the issuance were $9,249,000 after issuance costs comprised of the advisor’s commission of $612,000 and other issuance costs of $339,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $440,000 and did not recognize a sale of tax deductions as the issue price of the of the flow-through shares was greater than the market price of the Company’s shares at the date of issue.

ii.	On December 14, 2016, the Company completed a non-brokered private placement of flow-through shares. The Company issued 6,666,664 common shares at a price of $0.30 per common share for gross proceeds of $2,000,000. A finder’s fee equal to 6% of the gross proceeds raised was paid to the advisors. Net proceeds from the issuance were $1,841,000 after issuance costs comprised of the advisor’s fee of $120,000 and other issuance costs of $39,000. The sale of tax deductions of $267,000, being the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was initially deferred and recorded as a current liability and subsequently as a tax deduction recovery upon renunciation of the exploration and evaluation expenditures (See Note 14).

iii.	406,200 common shares were issued upon the exercise of warrants at a price of $0.35 per common share for proceeds of $142,000.

iv.	190,970 common shares were issued upon the conversion of Deferred Share Units following the retirement of a director.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves

(a)	Stock Options

At the Annual General and Special Meeting held on June 27, 2018, shareholders approved the amendment of the Company’s Stock Option Plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 10,800,000 common shares to 18,300,000 common shares. The Stock Option Plan is a fixed share stock option plan pursuant to which options on common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

In May 2018, the Company issued 2,500,000 incentive stock options outside of the Company’s stock option plan and in accordance with the rules of the Toronto Stock Exchange to a senior officer as an employment inducement. The incentive stock options vest in equal eighths over a two year period, carry an exercise price of $0.20 per common share and had a per-option fair value at the date of granting of $0.06. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 2.16%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 87% to 91%, no expected dividends and a forfeiture rate of 0%.

In December 2018, the Company issued 1,860,000 incentive stock options to the Company’s directors. The incentive stock options vest in equal eighths over a two year period, carry an exercise price of $0.10 per common share and have a per-option fair value at the date of granting of $0.04. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.86%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 73% to 88%, no expected dividends and a forfeiture rate of 0%.

At December 31, 2018, there were 9,460,000 incentive stock options issued and outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	December 31, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,200,000	$0.35	5,850,000	$0.36
Expired	-	-	(650,000)	0.46
Forfeited	(100,000)	0.35	-	-
Granted	4,360,000	0.16	-	-

Outstanding, end of year	9,460,000	$0.26	5,200,000	$0.35

For the year ended December 31, 2018, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $154,000 (2017 - $361,000 and 2016 - $492,000).

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves (continued)

(a)	Stock Options (continued)

As at December 31, 2018, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.5 years, to purchase an aggregate 9,460,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
August 10, 2021	5,100,000	$0.35	5,100,000	$0.35
May 16, 2023	2,500,000	0.20	937,500	0.20
December 5, 2023	1,860,000	0.10	-	-

	9,460,000	$0.26	6,037,500	$0.33

Subsequent to year-end, the Company issued 5,150,000 incentive stock option to officers, employees and service providers. The incentive stock options vest in equal eighths over a two year period and carry an exercise price of $0.10 per common share.

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

The Deferred Share Unit Plan and the Restricted Share Unit Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 2% and 3% respectively, of the issued and outstanding common shares of the Company.

During the year ended December 31, 2018, the Company issued 1,912,803 DSUs to directors and 2,300,000 RSUs to senior management. During the year ended December 31, 2017, the Company issued 662,440 DSUs to directors.

At December 31, 2018, there were 3,036,647 DSUs and 4,200,000 RSUs outstanding (December 31, 2017 – 1,123,844 DSUs and 5,550,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2016	461,404	$0.20	5,550,000	$0.19
Granted	662,440	0.19	-	-
Outstanding, December 31, 2017	1,123,844	0.19	5,550,000	0.19
Granted	1,912,803	0.10	2,300,000	0.15
Redeemed	-	-	(3,650,000)	0.11

Outstanding, December 31, 2018	3,036,647	$0.13	4,200,000	$0.23

The RSUs granted were subject to a ten to eleven month vesting period; a pay-out date of 2 to 2.5 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are settled upon retirement.

For the year ended December 31, 2018, the Company recognized share-based compensation expense for DSUs granted of $195,000 (2017 - $125,000 and 2016 - $90,000) and RSUs granted of $328,000 (2017 - $356,000 and 2016 - $522,000).

Subsequent to year-end, the Company issued 2,689,000 RSUs to senior management with immediate vesting, a pay-out date of January 1, 2020 and a 5 year expiry.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Reserves (continued)

(c)	Share Purchase Warrants

As at December 31, 2018, the Company did not have any outstanding exercisable warrants.

	December 31, 2018		December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	2,448,000	$0.25	16,734,000	$0.46
Issued	50,000,000	0.25	-	-
Expired	(52,448,000)	0.25	(14,286,000)	0.50

Outstanding, end of year	-	-	2,448,000	$0.25

The fair value of the warrants issued during 2018 was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.93%, an expected life of 0.5 years, an expected volatility of 72%, no expected dividends and a forfeiture rate of 0%.

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2016	$1,200	$1,895	$12,174	$604	$15,873
Share-based compensation	842	-	-	-	842
Stock options expired	(143)	-	143	-	-
Warrants expired	-	(1,456)	1,456	-	-
Balance, December 31, 2017	1,899	439	13,773	604	16,715
RSUs redeemed	(381)	-	-	-	(381)
Share-based compensation	677	-	-	-	677
Stock options expired	(17)	-	17	-	-
Warrants issued	-	284	-	-	284
Warrants expired	-	(723)	723	-	-

Balance, December 31, 2018	$2,178	-	$14,513	$604	$17,295

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.	Exploration and Evaluation Expenditures

		Years ended December 31,
Prairie Creek Mine	2018	2017	2016
Camp operation and project development	$1,592	$916	$470
Mine planning and feasibility studies	1,195	3,162	331
Permitting and environmental	3,021	1,421	1,001
	5,808	5,499	1,802

Depreciation – mining plant and equipment	27	43	55

Total exploration and evaluation expenditures	$5,835	$5,542	$1,857

Exploration and evaluation expenditures (inception to date), beginning of year	$84,050	$78,508	$76,651

Total exploration and evaluation expenditures	5,835	5,542	1,857
Exploration and evaluation expenditures (inception to date), end of year	$89,885	$84,050	$78,508

		Years ended December 31,
Newfoundland Properties	2018	2017	2016
Geology	$121	$741	$370
Diamond drilling (1)	(63)	2,440	201

Total exploration and evaluation expenditures	$58	$3,181	$571

Exploration and evaluation expenditures (inception to date), beginning of year	$7,348	$4,167	$3,596

Total exploration and evaluation expenditures	58	3,181	571
Exploration and evaluation expenditures (inception to date), end of year	$7,406	$7,348	$4,167

(1)	The Company received additional government grants in 2018 relating to drill programs carried out in the previous year.

For the year ended December 31, 2018, employee wages and benefits of $812,000 were included in exploration and evaluation expenditures (2017 - $1,041,000 and 2016 - $472,000).

14.	Tax Deduction Recovery

During the year ended December 31, 2017, the Company recognized a tax deduction recovery in the amount of $267,000, with no comparable amounts in the previous or subsequent years, in respect of flow-through shares previously issued (see Note 11).

15.	Government Grants

During the year ended December 31, 2018, the Company received government grants in the amount of $70,000 (2017 - $250,000 and 2016 - $241,000).

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.	Income Taxes

The Company did not record current or deferred income tax expense for the years ended December 31, 2018, 2017 and 2016. A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2018	2017	2016
Statutory tax rate	26.89%	27.16%	26.54%
Income taxes/(recovery) computed at statutory rates	$(3,117)	$(3,010)	$(1,347)
Expired losses	-	-	239
Temporary differences	617	-	-
Income tax rate changes	328	(400)	126
Loss on marketable securities subject to capital gains tax rate	-	-	-
Non-refundable investment tax credits	-	-	-
Other	1,203	670	9
Permanent differences	243	240	299
Renunciation of resource expenditures	-	830	104
Tax benefits not yet recognized	726	1,670	570

	-	-	-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s deferred income tax assets and liabilities are as follows:

	2018	2017	2016
Non-capital loss carry forwards	$13,953	$12,169	$11,392
Capital losses	52	631	1,260
Investment tax credits	1,205	1,651	1,651
Marketable securities	-	-	-
Plant and equipment	477	469	448
Resource interests	12,263	12,222	10,599
Other	674	756	871

Net unrecognized deferred income tax asset	$28,624	$27,898	$26,221

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.	Income Taxes (continued)

At December 31, 2018, the Company has approximately $51,677,000 (2017 - $45,149,000 and 2016 - $43,076,000) of non-capital losses for tax purposes available to be carried forward to various dates until 2038 and applied against future income for tax purposes and approximately $49,874,000 (2017 - $45,623,000 and 2016 - $44,659,000) of unused cumulative Canadian exploration and development expenses for tax purposes available to be carried forward indefinitely and applied against future income for tax purposes. The non-capital losses expire as follows:

Year	Total
2026	$1,116
2027	3,511
2028	5,500
2029	3,547
2030	3,605
2031	3,915
2032	6,741
2033	2,271
2034	6,554
2035	3,634
2036	2,682
2037	2,340
2038	6,261

$51,677

The non-refundable investment tax credits of $1.6 million expire between 2025 and 2032.

17.	Capital Management

The Company manages its cash and cash equivalents, short-term investments, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop the Prairie Creek project for the benefit of its shareholders.

18.	Related Party Transactions

During the year ended December 31, 2018, the Company incurred due diligence costs with RCF VI CAD in the amount of $172,000 with no comparable amount in the year ended December 31, 2017.

During the year ended December 31, 2018, the Company incurred rent expense in the amount of $24,000 (2017 - $24,000 and 2016 - $24,000) with Buchans Minerals Corporation, a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

During the year ended December 31, 2018, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $1,569,000 (2017 - $868,000 and 2016 - $650,000) and recognized share-based compensation for officers and directors in the amount of $668,000 (2017 - $775,000 and 2016 - $986,000).

There was no amount owing to related parties or included in accounts payable and accrued and other liabilities at December 31, 2018 nor was there an amount recorded at the end of the previous year.

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

19.	Financial Instruments

(a)	Categories of financial instruments

		December 31, 2018	December 31, 2017

Cash and cash equivalents	FVTPL	$9,253	$12,979
Short-term investments	FVTPL	32	31
Other receivables	Amortized cost	221	379
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Amortized cost	(635)	(1,258)
Accrued and other liabilities	Amortized cost	(761)	(389)
Loan payable	Amortized cost	-	(12,417)

All financial instruments classified as FVTPL are classified under the Level 1 fair value hierarchy. The carrying value of the Company’s financial assets and liabilities reasonably approximate their fair values.

(b)	Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in net loss for the year ended December 31, 2018, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2018, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $60,000. The Company does not have any debt obligations which expose it to interest rate risk.

(c)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in credit risk. The Company seeks to hold its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, and restricted cash. The carrying value of these financial assets at December 31, 2018 is $11,360,000 (December 31, 2017 - $15,085,000). At December 31, 2018, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

(d)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, and receivables. As at December 31, 2018, the Company had positive working capital of $8,327,000 (December 31, 2017 - $11,791,000).

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

20.	Commitments and Contingencies

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total

2019	$153
2020	152
2021	149

$454

During the year ended December 31, 2018, the Company recognized lease expense of $201,000 (2017 - $181,000 and 2016 - $211,000).

During 2017, Canada Revenue Agency (“CRA”) performed an audit of the tax filings of the Company for fiscal years, including 2013, 2014 and 2015. In Flow-Through Share Subscription Agreements dated August 20, 2013 (the “Subscription Agreements”), the Company agreed to incur and to renounce to each subscriber qualifying exploration expenditures in an aggregate amount of $4,005,200. Following the audit, CRA denied certain expenditures which the CRA determined did not qualify for flow-through treatment and issued reassessments to the Company disallowing $1,138,896 of flow-through exploration expenditures, representing approximately 28% percent of the $4,005,200 expenditures renounced. The Company strongly disagrees with the determination and reassessments and has filed objections disputing the reassessments and is awaiting CRA’s reply. In the relevant periods, the Company incurred exploration expenditures in the total amount of $5,605,681.

In the Subscription Agreements, the Company agreed with each subscriber that in the event CRA reduces the amount renounced to the subscriber the Company will indemnify and hold harmless the subscriber, and each of the partners thereof if the subscriber is a partnership, and pay the amount of any tax payable by the subscriber as a consequence of such reduction. The Company has not recognized the potential indemnity claim as a liability as it does not consider it probable that there will be an amount payable relating to this matter. The full amount of the potential indemnity is estimated at approximately $700,000.

21.	Subsequent Events

The Company issued 334,388 common shares to a retired director in exchange for vested DSUs and issued 900,000 common shares to senior management upon settlement of vested RSUs.

In January 2019, the Company amalgamated Paragon Minerals Corporation and Messina Minerals Inc. into one entity, renamed the entity NorZinc-Newfoundland Ltd., and transferred ownership from Canadian Zinc Corporation to NorZinc.

Management’s Discussion and Analysis

For the year ended December 31, 2018

As of March 15, 2019

Management’s Discussion and Analysis

For the year ended December 31, 2018

2018 Results & Recent Highlights

•	Financial and Corporate
▪	Announces new investment from RCF (May)
▪	AGM supports new investment and new corporate plan (June)
▪	New CEO confirmed (June)
▪	$20M financing closes, NorZinc is debt free (July)
▪	New technical and environment advisory committees formed (July)
▪	Completes corporate reorganisation as NorZinc Ltd (Sept)
▪	Completes restructuring of Newfoundland assets (Dec)
▪	Cash at December 31, 2018 - $9.3 million (Dec)
▪	Loss for Q4 2018 - $3.7 million (Dec)

•	Permitting and Environmental – Prairie Creek
▪	Site program clean-up undertaken (July-Sept)
▪	Positive recommendation adopted by responsible ministers on ASR (Oct)
▪	Completed third party environmental and permitting review (Oct)
▪	Post-EA information package filed (Feb 2019)
▪	All Season Road (ASR) advances to Permit drafting stage (March 2019)

•	Project and Indigenous Groups – Prairie Creek
▪	Multiple risk analyses undertaken (Mar-June)
▪	Summer program included site infrastructure assessment (Aug-Oct)
▪	Advanced environmental management agreement and ASR indigenous agreements (Dec)
▪	Traditional Lands Use Agreement for ASR signed (Jan 2019)

Preliminary Notes and Introduction

General

This Management’s Discussion and Analysis (“MD&A”), dated March 15, 2019, relates to the results of operations and financial condition of NorZinc Ltd., (formerly Canadian Zinc Corporation), and its subsidiaries (“NorZinc” or the “Company” or “NZC”) and is intended to be read in conjunction with the accompanying audited consolidated financial statements and notes thereto of the Company for the years ended December 31, 2018 and 2017 (the “Annual Financial Statements”) and other corporate filings, including the Company’s annual information form (on Form 20-F) for the year ended December 31, 2018 (the “AIF”) all of which are available under the Company’s profile on SEDAR at www.sedar.com.

Please see the section, “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

The Annual Financial Statements include the accounts of NorZinc and its wholly owned subsidiaries and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

On September 6, 2018, Canadian Zinc Corporation (“Canadian Zinc” or "CZN”) and NorZinc completed an internal corporate reorganization by way of a statutory arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, shares of CZN were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder’s ultimate economic interest and shareholders of Canadian Zinc became shareholders of NorZinc and Canadian Zinc became a wholly-owned subsidiary of NorZinc. The Arrangement was completed to facilitate future project financing of the Prairie Creek Project. The Arrangement leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The common shares of NorZinc commenced trading on the Toronto Stock Exchange (“TSX”) in September 2018, under the symbol “NZC” and on the OTCQB under the symbol “NORZF” and the former shares of Canadian Zinc were delisted from trading.

As a result of the Arrangement, the Company is considered to have continued CZN’s mineral properties exploration and development business and has recorded the assets and liabilities of the CZN operations at book value. The Annual Financial Statements reflect the operations of CZN until September 6, 2018 and that of the Company thereafter. Reference in this MD&A to “the Company” refers to “CZN” prior to September 6, 2018 and in this MD&A, the terms “the Company” or “NorZinc” or “NZC” refer to NorZinc Ltd. and all its subsidiaries together, unless the context otherwise clearly requires.

Technical Information

All scientific and technical information in this MD&A has been reviewed and approved by Alan Taylor, P.Geo., Vice President of Exploration and Chief Operating Officer of the Company, a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

For additional information regarding the Company’s Prairie Creek Project, please see the technical report entitled “Technical Report – Prairie Creek Property Feasibility Study NI 43-101 Technical Report” dated effective September 28, 2017 (the “Prairie Creek Technical Report”), by H.A. Smith, L.P. Staples, S. Elfen, G.Z. Mosher, F. Wright and D. Williams on the Company’s profile at www.sedar.com.

For additional information regarding the Company’s LeMarchant deposit, including the key assumptions, parameters and methods used to estimate the updated mineral resource estimate, please see the technical report entitled “NI 43-101 Technical Report and Updated Mineral Resource Estimate on the LeMarchant Deposit South Tally Pond Property, Central Newfoundland, Canada” prepared by Michael Cullen, Matthew Harrington and Michael J. Vander, dated effective September 20, 2018.

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

Background

The principal business activity of the Company and its wholly-owned subsidiaries Canadian Zinc Corporation and NorZinc-Newfoundland Ltd., is the exploration and development of natural resource properties. The Company’s key project is the wholly-owned Prairie Creek Project. The Company also owns an extensive mineral land package in central Newfoundland.

The Company’s registered and records office is located at Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange under the symbol “NZC” and on the OTCQB under the symbol “NORZF”.

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

Overview and Overall Performance

Prairie Creek Project

Ownership, Reserves and Existing Infrastructure

The Prairie Creek Project is an advanced-stage, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). The Prairie Creek Property is subject to a 1.2% net smelter return royalty.

The Prairie Creek Mine contains a Proven and Probable Reserve of 8.1 million tonnes grading 8.6% Zn; 8.1% Pb and 124 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years at 1,600 tonnes per day mining.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to the Reserve category and thus potentially significantly increasing the initial 15-year mine life.

The Prairie Creek Mine has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

NorZinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Prairie Creek Project. As the Prairie Creek Mine is the flagship property of the Company, its development is integrally linked to the financing of the Company.

2017 Feasibility Study

The Company completed a Feasibility Study (“2017 FS”) in 2017, the results of which are set forth in the Prairie Creek Technical Report which contemplates a mine life of 15 years resulting in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the life of the mine and pre-tax Net Present Value (“NPV”) of $344 million, using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base case metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00 and treatment charges of US$172/tonne for zinc concentrate and US$130/tonne for lead concentrates.

Using the base case metal prices and an exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 increases the pre-tax NPV8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 increases the pre-tax NPV8% to $574 million and the IRR to 31.9%.

The 2017 FS indicated average annual production over the first 10 years of operation (including the start-up year) of 64,800 tonnes of zinc concentrate and 71,600 tonnes of lead concentrate containing a total of 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver in both zinc and lead concentrates. Pre-production capital costs, including provision for a new All Season Road (“ASR”), were estimated at $279 million, including contingency, with payback of less than five years.

The 2017 FS contemplated a 2.5 year construction period, commencing with a winter road construction as the initial phase of the ASR construction.

The All Season Road

Regulatory Approval

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Prairie Creek All Season Road Project for the Prairie Creek Mine (the “EA Report”) and submitted the EA Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs. The Review Board recommended that approval of the All Season Road be granted subject to implementation of the measures described in the EA Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board’s recommendation that the All Season Road for the Prairie Creek Mine be approved, subject to the same conditions as the EA Report. The full texts of the correspondence related to this process may be viewed on the public registry website of the Review Board.

The Environmental Assessment (“EA”) of the ASR was completed in 2018. With the Company’s submission of the requested Post-EA Information Package in February 2019, subsequently deemed complete in March 2019, the ASR permit has now entered the final permitting stage jointly with the Mackenzie Valley Land and Water Board (“Water Board”) and Parks Canada (jointly “MVLWB & Parks”), with a permit expected, based on the schedule provided by the regulators, to be received in the third quarter of 2019. The permit is expected to incorporate the recommended mitigation measures included in the EA Report.

The construction schedule of the ASR requires an initial Phase 1 winter road be established in order to gain initial access to the project site and, at the same time, provide required geotechnical data to finalize the ASR route design. Due to local terrain challenges, small sections of the Phase 1 road would be constructed using non-typical methods of winter roads. The ASR will follow the general alignment of the previously permitted winter road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road.

Indigenous Agreements

The Nah?a Dehé Dene Band (“NDDB”) of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB’s Traditional Territory. The Łíídlįį Kų́ę́ First Nation (“LKFN”) of Fort Simpson are the largest community within the Dehcho Region, Fort Simpson is located about 185 kilometres east of the mine site.

In 2011, the Company signed an Impact Benefit Agreement with the NDDB (the “Nahanni IBA”), and subsequently signed a similar agreement with the LKFN (the “LKFN IBA”) for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project.

Recognizing the ASR may have additional potential impacts and effects on both groups as compared to a winter-only road, the Company initiated consultation discussions with both groups.

In January 2019, the Company signed a Traditional Land Use Agreement (“TLUA”) with the NDDB for the construction and operation of the ASR. The Company is also finalizing negotiations for a Road Benefit Agreement (“RBA”) with the LKFN.

As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an Environmental Management Agreement (“EMA”). The EMA is intended to be a formal mechanism, tested in other projects, to, in addition to regulatory instruments, provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management of the road, a cornerstone of which is a Dene-led independent monitoring program. This agreement will also provide for Dene communities’ review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend the EMA to provide for a consultative and cooperative approach to environmental management of the ASR that will establish the appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, ongoing review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

These aforementioned agreements, both completed and near completion, provide assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final stage of permitting.

Timing

NorZinc plans to construct the ASR over three calendar years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the ASR is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and project development.

2018 Operations

The Prairie Creek Project site was re-opened at the beginning of June and closed at the end of October 2018. Work was initially focused on normal care and maintenance activities, including re-initiation of treatment of mine water discharge, building maintenance and mobile equipment repair. Much additional work was carried out relating to the upgrade of the reagent storage pad area and repackaging all the mill process materials stored at this pad and in the main yard. Repackaging and reorganization of stored mill process reagents was completed by the end of the summer.

Two airlifts of diesel fuel and freight were completed in July and August 2018. A helicopter supported program in undertaking further geotechnical studies and additional base line environmental studies, including archeology, along the ASR route was completed in August.

A further assessment of site equipment and infrastructure was undertaken to better estimate costs of rehabilitation along with advancing basic engineering in preparation for construction and planning for 2019. During September and October, engineering investigations focussed on the assessment of, and proposals for the rehabilitation of certain site facilities in anticipation of early construction, including site cranes, accommodation, the mill roof and some electrical facilities.

The Company is now considering refurbishing some of those items in the 2019 site season prior to main construction activities planned for 2020. An upgrade of the communication infrastructure was also completed along with the repair of mobile equipment.

Other Permitting Activities

The Company made various applications to the Water Board for extensions or amendments to a number of existing licenses and land use permits, including the following:

(i)	The Company successfully applied to amend exploration Water Licence MV2001L2-0003 so that the zinc compliance levels reflect the levels prescribed in the federal Metal and Diamond Mining Effluent Regulations.

(ii)	The Company extended by two years the terms of Land Use Permit MV2013C0002 (issued in April 2013 for a term of five years, which permits exploration drilling anywhere on the extensive Prairie Creek Property, and which expired on April 24, 2018) and Land Use Permit MV2008D0014 (issued in June 2013 for a term of five years, which permits operations at the Prairie Creek Mine, and which expired on June 16, 2018).

(iii)	The Company applied to extend the term of Water Licence MV2008L2-0002 by 25 years and consideration of the application is pending, subject to NZC's completion of engagement with Indigenous groups.

The Company also plans to make the following applications:

(i)	Amendment to exploration Water Licence MV2001L2-0003, which will expire on September 9, 2019 to extend the term.

(ii)	Replacement of underground exploration Land Use Permit MV2012C0008 which will expire on May 10, 2019 and which is not extendable as it has already been extended by two years.

(iii)	Replacement of Land Use Permit MV2008D0014, which will expire in June 2020, and which is not extendable as it has already been extended by two years.

Financing Initiatives – RCF Provides $20 Million Equity Financing

In December 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Fund VI L.P. (“RCF VI”) pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team. The Company also entered into an investor agreement (the “Investor Agreement”) with RCF VI which contained various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favour of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain project oversight rights.

On May 14, 2018, the Company entered into an equity financing agreement with RCF VI CAD LLC (“RCF VI CAD”), a subsidiary of RCF VI, pursuant to which RCF VI CAD agreed, subject to shareholder and regulatory approvals, to purchase $20 million in units, each unit consisting of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018 (the “Units”). The use of proceeds was agreed to include repayment of the US$10 million Project Bridge Loan, the ongoing development of the Prairie Creek Project and general working capital. At the Company’s Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of the equity financing with RCF VI CAD.

On July 10, 2018, the Company closed the $20 million financing and issued 100 million units to RCF VI CAD at a price of $0.20 per Unit. The proceeds from the equity financing were used in part to repay the US$10 million Project Bridge Loan to RCF VI and are being directed to ongoing development of the Prairie Creek Project, including additional engineering and permitting work to improve project confidence, and general working capital.

In conjunction with the closing of the financing, the existing Investor Agreement with RCF VI was amended and restated to include RCF VI CAD and to provide for the right of RCF VI CAD to nominate additional members to the board of directors and to provide certain other project oversight rights, among other things, and RCF VI transferred its holdings in NorZinc to RCF VI CAD. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis.

The Company is working with HCF International Advisers as financial advisers to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine. A temporary slowdown was placed on discussions in June 2018 due to the extended time of approving the ASR, but discussions have recommenced. The market for project lending is currently reasonably strong, however, as described in the Risks section, equity markets for junior base metal companies are currently at recent historic lows. The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

Newfoundland Properties

Overview

The Company holds four, high-grade zinc-lead-copper-gold-silver volcanogenic massive sulphide (“VMS”) deposits consisting of Lemarchant, Boomerang-Domino, Long Lake and Tulks East. Three of these have resource estimates and Tulks East has a historical resource. All of these deposits have excellent potential for expansion. NorZinc intends to focus its exploration on priority targets at these four established deposits with the aim of increasing the resource base.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Since acquiring the Newfoundland assets, the Company has completed 47,000 metres of drilling on its properties and increased indicated resources by almost 40%. The majority of the claims have reached their 20th year of ownership, at which time assessment and license costs increase by 80%. As part of the exploration process and claim evaluation, the Company, in January 2019, allowed claims that are not proximal to the established resources or part of the 2019 plan to expire.

Mineral Resource Estimate Update

On September 20, 2018, the Company reported an updated Mineral Resource Estimate for the 100% owned Lemarchant zinc-lead-copper-gold-silver VMS deposit. The Lemarchant deposit is located 20 km from Teck’s past-producing Duck Pond copper-zinc mine.

A summary of the new Mineral Resource Estimate at a cut-off grade of 4% Zinc Equivalent (“ZnEq”) appears in Table 1 below. Table 2 presents the deposit’s calculated contained metal based on the Mineral Resource Estimate.

Table 1: Lemarchant Deposit Mineral Resource Estimate at 4.0% ZnEq Cutoff (Effective September 20, 2018)

Category	Tonnes	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)	ZnEq (%)	BaSO4 (%)
Indicated	2,420,000	6.15	1.60	0.68	1.22	64.04	12.40	23.53
Inferred	560,000	4.68	1.08	0.45	1.06	44.67	9.31	13.11

Table 2: Mineral Resource Estimate Contained Metal

Category	Zn (M lbs.)	Pb (M lbs.)	Cu (M lbs.)	Au (K oz)	Ag (M oz)	Barite (tonnes)
Indicated	328.1	85.3	36.3	0.95	5.0	570,000
Inferred	57.8	13.3	5.6	0.19	0.8	73,000

1.	Resource tonnages have been rounded to the nearest 10,000. Totals may vary due to rounding.
2.	Price assumptions used were in USD $1.10/lb Zn, $1.00/lb Pb, $3.21/lb Cu, $1351/oz Au, and $19/oz Ag.
3.	Metal recoveries used were 91.46% Zn, 82.42% Pb, 79.50% Cu, 84.23% Au and 68.22% Ag and are based on the 2017 Central Milling Facility Assessment prepared by Thibault & Associates Ltd.
4.	ZnEq% = Zn% + ((Pb% * 22.046 * 0.8242*1.00) + (Cu% * 22.046 * 0.795 * 3.21) + (Ag g/t/31.10348 * 0.6822 * 19) + (Au g/t/31.10348 * 0.8423 * 1351))/(1.10 * 22.046 *0.9146)
5.	BaSO4% (Barite) is not included in the ZnEq% calculation
6.	A full block grade cut-off of 4.0 % ZnEq was used to estimate Mineral Resources
7.	Assay composites (1 meter) were capped at 36% Zn, 14.5 g/t Au, and 550 g/t Ag in the Mineralized domains, at 2.2% Cu, 4.6 g/t Au and 105 g/t Ag in the Upper Footwall domains, at 4.8% Zn and 8 g/t Ag in the Lower Footwall Domains and at 2% Zn, 5.2 g/t Au, and 48 g/t Ag in the Mudstone domains.
8.	Results of an interpolated Ordinary Kriging bulk density model have been applied
9.	Mineral Resources are considered to reflect reasonable prospects for economic extraction in the foreseeable future using conventional underground mining methods
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	This estimate of Mineral Resources may be materially affected by environmental, permitting, legal title, taxation, sociopolitical, marketing, or other relevant issues.

The updated Mineral Resource Estimate was prepared for the Company by Mercator Geological Services Limited of Dartmouth, Nova Scotia. The updated Mineral Resource estimate for Lemarchant has an effective date of September 20, 2018 and is based on information provided from 165 drillholes, totaling 52,952 metres, completed between 1991-1993 and 2007-2017. Between 2013 and 2017, NorZinc completed 91 drillholes and 8 drillhole extensions for 28,455 metres, all of which post-date the last NI 43-101 Mineral Resource Estimate prepared for the deposit in 2012.

As a result, the updated Mineral Resource Estimate set out in Table 1 incorporates significant new exploration information in the geological interpretation and grade estimation, providing a more refined resource model in known areas as well as expanding the resource base in new areas. The Mineral Resource Estimate is based on 2 adjacent zones of VMS style mineralization, the Main Zone and Northwest Zone.

Corporate Matters

Executive Changes

On May 16, 2018, the Company hired Don MacDonald, formerly CFO and Acting CEO of KGHM International, as President of the Company, effective May 16, 2018 and as Chief Executive Officer effective June 27, 2018. Mr. MacDonald is a CPA, CA with Bachelors and Masters degrees in engineering and has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career.

On June 27, 2018, John Kearney retired as Chief Executive Officer, while continuing as the Chairman of the Board, and Don MacDonald was appointed as Chief Executive Officer of the Company.

Reorganization

At Canadian Zinc Corporation’s Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of a statutory arrangement to reorganize the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The Arrangement, which became effective September 6, 2018, leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of CZN were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

The objective of the Arrangement was to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Mine would require that the Prairie Creek Project be held in a separate stand-alone entity, and that the public parent company be structured to act as project sponsor. Management determined that the Arrangement, which left all the Prairie Creek property, assets, agreements and permits in place, held in a wholly-owned subsidiary, was the most efficient way to accomplish this objective.

At the end of its most recently completed financial year, the Company’s structure includes a wholly-owned subsidiary, Canadian Zinc Corporation, which in turn has a wholly-owned subsidiary, Paragon Minerals Corporation (“Paragon”), which is organized under the laws of Canada and a wholly-owned subsidiary Messina Minerals Inc. (“Messina”), which is organized under the laws of British Columbia. In January 2019, the Company amalgamated Paragon and Messina into one entity, renamed the entity NorZinc-Newfoundland Ltd., and transferred ownership from CZN to NorZinc.

Marketing

The Company has retained Cliveden Trading AG to advise on current and future market conditions for zinc and lead concentrates. NorZinc has signed non-binding Memorandum of Understanding (“MOU”) with each of Korea Zinc Company (“Korea Zinc”) and Boliden Commercial AB (“Boliden”) for the sale of the Company’s planned zinc concentrate production (and with Korea Zinc for planned lead concentrate production) confirming the marketability of both concentrates. The planned zinc concentrate production will contain, to varying degrees, relatively high levels of mercury. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. The Boliden MOU was to expire on December 31, 2018 and has been extended to June 30, 2019. The Company is continuing discussions with Boliden on the further extension and possible addition of lead concentrate to the Boliden MOU.

Outlook and Factors Affecting Performance

NorZinc’s focus for 2019 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

The business of mining for minerals involves a high degree of risk. NorZinc is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and zinc price volatility; all of which are uncertain.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of metals, exploration and development risks and the other factors described in the section entitled "Risk Factors" in this MD&A and the Company’s most recent AIF.

At December 31, 2018, the Company had cash and cash equivalents and short-term investments totaling $9.3 million and a working capital balance of $8.3 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

At the Prairie Creek Mine Site, various care-and-maintenance programs were completed over the summer of 2018. Further de-risking programs will continue in 2019 and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The Company will be considering refurbishment of some of those items in the 2019 summer season, prior to main construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the ASR by the MVLWB & Parks. The regulatory phase is expected, based on the schedule provided by the regulators, to be completed in the third quarter of 2019.

The Company concluded an important TLUA agreement with NDDB and is negotiating the RBA agreement with LKFN, all the while continuing engagement with both Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the All Season Road to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of both Indigenous groups in environmental monitoring.

A temporary slowdown was placed on project debt financing discussions in June 2018, due to the extended time of approving the ASR, but discussions have recommenced with a target for financing in the latter part of 2019. The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

Selected Annual Financial Information

The following financial data is derived from the Annual Financial Statements and should be read in conjunction with the Annual Financial Statements.

	Year ended December 31,
	2018	2017	2016
Statement of Comprehensive Loss
Comprehensive loss	$(11,619)	$(11,074)	$(5,077)
Basic and diluted loss per share	(0.04)	(0.04)	(0.02)

Statement of Financial Position
Cash, cash equivalents and short-term investments	9,285	13,010	9,845
Total assets	17,846	21,565	18,497
Total liabilities	3,300	15,898	2,598
Shareholders’ equity	14,546	5,667	15,899

(prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company is at the exploration and evaluation stage and does not generate revenue or cash flows from operations. There have been no distributions or cash dividends declared or paid. The losses in all years represent exploration and evaluation expenditures incurred on the Company’s mineral properties.

Fourth Quarter

During the fourth quarter of 2018, the Company incurred a loss of $3,703,000 (Q4 2017 - $2,818,000) mainly due to continued exploration and evaluation expenditures. Exploration and evaluation expenses incurred in the fourth quarter of 2018 amounted to $2,255,000 (Q4 2017 - $2,494,000) as the Company continued work on permitting of the Prairie Creek ASR.

Summary of Quarterly Results

The following financial information is derived from the Company's financial statements prepared in accordance with IFRS and presented in Canadian dollars.

(Unaudited)			Net Loss per Common
Quarter ended	Investment Income	Net Loss	Share – basic and diluted
December 31, 2018	$61	$(3,703)	$(0.01)
September 30, 2018	46	(3,450)	(0.01)
June 30, 2018	37	(2,635)	(0.01)
March 31, 2018	29	(1,831)	(0.01)
December 31, 2017	10	(2,818)	(0.01)
September 30, 2017	16	(2,456)	(0.01)
June 30, 2017	19	(3,238)	(0.01)
March 31, 2017	23	(2,562)	(0.01)

(prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company completed an equity financing in the third quarter of 2018 and entered into a loan agreement in the fourth quarter of 2017 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained low for all eight quarters.

The net losses reported in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The first two quarters of 2017 were also affected by higher amounts of share-based compensation.

Review of Financial Results

This review of the results of operations should be read in conjunction with the Annual Financial Statements and other public disclosure documents of the Company.

The Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

For the year ended December 31, 2018, the Company reported a net loss and comprehensive loss of $11,619,000 compared to a net loss and comprehensive loss of $11,074,000 for the year ended December 31, 2017.

Included in the loss for the year ended December 31, 2018, were exploration and evaluation expenditures of $5,893,000 compared to $8,723,000 for the previous year and share-based compensation charges of $677,000 in the current year versus $842,000 in the comparable year. The Company also recorded a loss on currency translation of $556,000 and accrued interest of $679,000 in the year ended December 31, 2018 compared to a gain on currency translation of $148,000 and accrued interest of $28,000 in the year ended December 31, 2017. The Company also recorded a tax deduction recovery in the amount of $267,000 in the year ended December 31, 2017 with no comparable amount in the current year. The tax deduction recovery was in respect of flow-through shares previously issued.

Exploration and Evaluation Costs

For the year ended December 31, 2018, the Company expensed $5,835,000 on its exploration and evaluation programs at Prairie Creek compared to $5,542,000 for the year ended December 31, 2017. The Company was engaged in mine planning and feasibility studies in the comparative year as well as permitting for the All Season Road in both years.

For the year ended December 31, 2018, the Company also expensed $58,000 on its exploration and evaluation properties in central Newfoundland compared to $3,181,000 in the comparative year. The Company concluded a multi-phase exploration program in 2017 and spent 2018 compiling a technical report released in the latter part of the year.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date, the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2018 was $173,000 versus $68,000 for the comparative year. The increase is attributable to the overall increase in amounts available for investment during the current year versus the comparative year.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $3,940,000 for the year ended December 31, 2018 versus $1,914,000 for the comparative year. The increase is predominantly due to increased management costs and professional fees in the current periods. Increased management costs include salary increases and a retirement allowance for the former CEO and increased professional fees include corporate reorganization costs and executive recruitment fees.

Share-Based Compensation

The non-cash expense, share-based compensation, was estimated to be $677,000 for the year ended December 31, 2018 versus $842,000 for the comparative year. The decrease is due to the decreased amount of stock options issued throughout both years.

Other Income (Expenses)

The Company recorded a loss on foreign currency translation and accrued loan interest in the amounts of $556,000 and $679,000 respectively, for the year ended December 31, 2018 compared to a gain on foreign currency translation and accrued loan interest in the amount of $148,000 and $28,000 respectively, for the year ended December 31, 2017. The foreign currency translation loss was recorded to revalue the US dollar loan to Canadian dollars upon repayment and as at the end of December 31, 2017. The accrued loan interest was in respect of the Project Bridge Loan with RCF VI as outlined in Note 9 of the Company’s Annual Financial Statements.

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

Other Income (Expenses)

The Company reported a gain on foreign currency translation and a tax deduction recovery in the amount of $148,000 and $267,000 respectively, for the year ended December 31, 2017 with no comparable gain or recovery in the comparative year. The foreign currency translation gain was recorded to revalue the US dollar loan to Canadian dollars as at December 31, 2017. The tax deduction recovery was in respect of flow-through shares previously issued.

Liquidity, Financial Condition and Capital Resources

At December 31, 2018, the Company had a positive working capital balance of $8,327,000 which included cash and cash equivalents of $9,253,000 and short-term investments of $32,000. The Company is debt free, having repaid the Project Bridge Loan, including accrued interest, in full on July 10, 2018.

At December 31, 2017, the Company had cash and cash equivalents of $12,979,000, short-term investments of $31,000 and a positive working capital balance of $11,791,000. The Project Bridge Loan was classified as a long-term liability at December 31, 2017.

Accounts payable and accrued and other liabilities at December 31, 2018 were $1,396,000 compared to $1,647,000 as at December 31, 2017.

Cash inflows from financing activities totaled $6,168,000 for the year ended December 31, 2018 compared to $12,538,000 for 2017, due to the Company’s financing activities in the third quarter of 2018 and the fourth quarter of 2017. During the third quarter of 2018, the Company closed a $20 million equity financing with RCF VI CAD and issued capital stock for a net inflow of $19,839,000 which was offset by the loan repayment of $13,107,000, loan interest of $546,000 and the cancellation of shares in the amount of $18,000.

The Company has no operating revenue other than interest income, with a history of reported losses, largely attributable to exploration and development expenses. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors.

In particular, the development of the Prairie Creek Mine will require substantial additional financing. The 2017 FS estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $253 million, plus a contingency of $26 million for a total of $279 million. Working capital required upon commencement of production is estimated to be $36 million.

Accordingly, additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2018:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$454	$153	$301	$-	$-
Decommissioning provision (2)	2,838	-	-	-	2,838
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$4,042	$228	$451	$225	$3,138

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine, which is estimated to be 2037. The liability is supported by a letter of credit deposited with the Government of the Northwest Territories secured by a pledge of restricted cash.
(3)	Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

During 2017, Canada Revenue Agency (“CRA”) performed an audit of the tax filings of the Company for fiscal years, including 2013, 2014 and 2015, and denied certain expenditures which the CRA determined did not qualify for flow-through treatment related to the flow-through subscription agreements dated August 20, 2013 and issued reassessments disallowing $1,138,896 of flow-through exploration expenditures, representing approximately 28% percent of the $4,005,200 expenditures renounced to subscribers. The Company strongly disagrees with the determination and reassessments and has filed objections disputing the reassessments and is awaiting CRA’s reply. In the flow-through subscription agreements dated August 20, 2013, the Company agreed that in the event CRA reduces the amount renounced it will indemnify and hold harmless the subscriber and pay the amount of any tax payable as a consequence of such reduction. The Company has not recognized the potential indemnity claim as a liability as it does not consider it probable that there will be an amount payable relating to this matter. The full amount of the potential indemnity is estimated at approximately $700,000.

Outstanding Share Data

As at the date of this MD&A, the Company has 370,898,330 common shares issued and outstanding. In addition, there are outstanding stock options and outstanding share units that upon exercise would cause the issuance of a further 14,610,000 and 9,925,647 common shares respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

Transactions Between Related Parties

On December 22, 2017, the Company entered into a Project Bridge Loan with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million bearing an interest rate of 8%, payable quarterly. The Project Bridge Loan was repaid in full on July 10, 2018.

On July 10, 2018, the Company closed a $20 million financing and issued 100 million Units to RCF VI CAD at a price of $0.20 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled RCF VI CAD to purchase one common share at an exercise price of $0.25 per share until December 31, 2018 and expired unexercised. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis.

During the year ended December 31, 2018, the Company incurred due diligence costs with RCF VI CAD in the amount of $172,000 with no comparable amount in the year ended December 31, 2017.

During the year ended December 31, 2018, the Company incurred rent expense in the amount of $24,000 (2017 - $24,000 and 2016 - $24,000) with Buchans Minerals Corporation, a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

During the year ended December 31, 2018, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $1,569,000 (2017 - $868,000 and 2016 - $650,000) and recognized share-based compensation for officers and directors in the amount of $668,000 (2017 - $775,000 and 2016 - $986,000).

There was no amount owing to related parties or included in accounts payable and accrued and other liabilities at December 31, 2018 nor was there an amount recorded at the end of the previous year.

Significant Accounting Policies

IFRS Standards Adopted

As of January 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results, financial position or accounting policies of the Company. Significant standards adopted include the following:

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements.

The Company has classified cash and cash equivalents; short-term investments; and restricted cash as fair value through profit and loss. Other receivables; accounts payable; accrued and other liabilities; and loan payable have been classified as being measured at amortized cost. The Company does not have any financial instruments measured at fair value through other comprehensive income.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when the control of goods is transferred to, or a service is performed for, the customer. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

IFRS Standards Issued But Not Yet Effective

There are a number of new standards, amendments to standards and interpretations, which are not yet effective for the year ended December 31, 2018, and have not been applied in preparing the Company’s consolidated financial statements. The Company considers the following standard to be the most significant and is not a complete list of new pronouncements that may impact the Company’s Annual Financial Statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases—Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The required adoption date for IFRS 16 is January 1, 2019. IFRS 16 may be applied retrospectively to each prior period presented (full retrospective approach), or with the cumulative effect of adoption recognized at initial application (modified retrospective approach). The Company has elected to apply the modified retrospective approach upon adoption at January 1, 2019, measuring the right-of-use asset at its carrying amount had the standard been applied at commencement of the lease. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition.

In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The classification between cash flow from operating activities and cash flow from financing activities will also change as a result of implementing IFRS 16.

Based on lease data as at December 31, 2018, a new right-of-use asset, recognizing the Company’s office facility leases, will be recognized at approximately $207,000 (increase in assets); the corresponding lease liability will be recorded at approximately $180,000 (increase in liabilities); and the difference of $27,000 (decrease in equity) will be recognized as an adjustment to retained earnings with all adjustments effective as at January 1, 2019. The full quantification of the new standard will be disclosed in the Company’s condensed consolidated interim financial statements for the first quarter of 2019.

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

Going Concern

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

Valuation of Exploration and Evaluation Assets

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

Decommissioning Provision

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

Share-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value of share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in the Company’s Annual Financial Statements.

Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet at the time the Company becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Company classifies financial instruments at initial recognition in one of the following three categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

Financial assets and liabilities classified as FVTPL are initially measured at fair value with unrealized gains and losses recognized through earnings. Transaction costs are expensed in the consolidated statement of income (loss). The Company has classified its cash and cash equivalents, short-term investments and restricted cash as FVTPL.

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in other comprehensive income. The Company does not have financial instruments measured at FVTOCI.

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost adjusted by any impairment. The Company has classified other receivables, accounts payable, accrued and other liabilities and loan payable as being measured at amortized cost.

The following table reflects the Company’s categories of financial instruments, all classified under fair value hierarchy Level 1 (as outlined in IFRS 9), as at the specified date:

		(Unaudited, thousands of Canadian dollars)
		December 31, 2018	December 31, 2017
Cash and cash equivalents	FVTPL	$9,253	$12,979
Short-term investments	FVTPL	32	31
Other receivables	Amortized cost	221	379
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Amortized cost	(635)	(1,258)
Accrued and other liabilities	Amortized cost	(761)	(389)
Loan payable	Amortized cost	-	(12,417)

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the year ended December 31, 2018, is investment income on the Company’s cash and cash equivalents and short-term investments. As at December 31, 2018, with other variables unchanged, a 1% increase or decrease in the prime interest rate would have resulted in a decrease or increase, respectively, to net loss of approximately $60,000. The Company does not have any debt obligations which expose it to interest rate risk.

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

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, and restricted cash. The carrying value of these financial assets at December 31, 2018 is $11,360,000 (December 31, 2017 - $15,085,000). At December 31, 2018, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, and receivables. As at December 31, 2018, the Company had positive working capital of $8,327,000 (December 31, 2017 - $11,791,000).

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. This is discussed in more detail in the “Risk Factors” section in this MD&A.

Internal Controls and Procedures

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations are recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109 Certificate of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) and applicable securities legislation in the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2018 and have concluded that such disclosure controls and procedures were operating effectively at that date.

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

As required under NI 52-109 and based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s internal controls and procedures over financial reporting as of December 31, 2018 and have concluded that such internal controls and procedures were operating effectively at that date.

On June 27, 2018, John F. Kearney retired as Chief Executive Officer, while continuing as the Chairman of the Board, and Don MacDonald was appointed as Chief Executive Officer of the Company.

Risk Factors

In conducting its business, NorZinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s most recent Annual Information Form (on Form 20-F) as well as in the Company’s Annual Financial Statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

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

Financing and Going Concern

NorZinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. NorZinc does not currently generate any cash flow from its operations and will need to generate additional financial resources to fund its corporate administration costs and working capital, to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production.

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

Supported by the results of the 2017 FS, NorZinc will continue to evaluate all alternatives and possibilities for raising the senior financing to complete the development and construction necessary to put the Prairie Creek Mine into production. The Company is currently evaluating various opportunities and seeking additional sources of financing. However, the ability to raise financing may be impacted by conditions beyond the control of the Company, including future projections of commodity prices, uncertainty in the capital markets and the lack of investor interest in the resource sector.

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

The Company has incurred cumulative losses since inception of $137,285,000 through December 31, 2018, which includes $89,885,000 of exploration and development expenditures on the Prairie Creek Property and $7,406,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Permitting

The Company’s operations are subject to permitting, environmental and other regulatory requirements which the Company may not be able to comply with in the future.

The operations of NorZinc require licences and permits from various governmental and regulatory authorities. NorZinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. NorZinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee the Company will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with NorZinc’s operations. To the extent such approvals are required and not obtained; NorZinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

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

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on NorZinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Environmental and Other Regulatory Requirements

NorZinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. NorZinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.

All phases of NorZinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect NorZinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on NorZinc’s financial condition, liquidity or results of operations. NorZinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

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

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee the Company will be able to maintain all necessary permits on acceptable terms.

Although NorZinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, NorZinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates and Judgments”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that NorZinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect NorZinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which NorZinc holds interests which are unknown to NorZinc at present and which have been caused by previous owners or operators of the properties.

Political and Legislative

The Company conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. NorZinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

NorZinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which NorZinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of NorZinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costlier over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on NorZinc.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase NorZinc’s political and legislative risk. The Government of Canada and Government of the Northwest Territories are facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect NorZinc’s operations. Future government actions cannot be predicted but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect NorZinc’s operations or business.

The Government of the Northwest Territories is developing a new Mineral Resources Act and is considering making it a legal requirement for proponents who intend to undertake resource development activities in the Northwest Territories to enter into impact benefit agreements with affected Aboriginal groups.

In 2016, the Government of Canada announced the introduction of a national pan-Canadian framework that includes a national floor price on carbon which, if implemented, will increase the cost of power supply to the Company’s projects. The Government of the Northwest Territories has committed to meet the federal benchmark for carbon pricing by 2019 and plan to introduce a territorial carbon tax effective July 1, 2019 based on $20 per tonne increasing annually to $50 per tonne by 2022, subject to certain adjustments and/or credits for large or small emitters, and on aviation and heating fuel.

On May 30, 2018 Environment and Climate Change Canada (ECCC) published the amended Metal and Diamond Mining Effluent Regulations (MDMER). The amendments include many changes that came into force on June 1, 2018 and new requirements for effluent and water quality monitoring which will come into force on January 1, 2019. The new MDMER regulations impose lower, more stringent, effluent discharge limits for arsenic, copper, cyanide, lead, nickel and zinc, as well as introduce limits for un-ionized ammonia. The new regulations also amend the environmental effects monitoring performance measurement and evaluation requirements, which stipulate that mine effluent not be acutely lethal to Daphnia magna.

In February 2018, the Government of Canada tabled Bills C-68 and C-69 in Parliament that if enacted will replace the Canadian Environmental Assessment Act 2012 with an Impact Assessment Act and amend the Fisheries Act and the Navigation Protection Act (becoming the Canadian Navigable Waters Act). Although the Canadian Environmental Assessment Act does not impact the Prairie Creek Project, as the legislative and regulatory framework and regulations in the Mackenzie Valley are governed by the MVRMA, the proposed new legislation is reflective of current federal government policies and may lead to changes in the MVRMA. The key changes proposed to the environmental and regulatory system include shifting from environmental assessment to impact assessment which would look at all of a project’s impacts, including environmental, health, social and economic impacts. The proposed legislation is intended to provide more transparency and certainty that decisions would be based on robust science, evidence and Indigenous traditional knowledge, more and earlier opportunities for meaningful participation by Indigenous peoples and more Indigenous leadership of and partnership in project review. Bill C-68 would change the Fisheries Act from prohibiting serious harm to fish, to “prohibiting works, undertakings and activities that result in the death of fish or the harmful alteration, disruption or destruction of fish habitat”. An amendment to Bill C-68 introduced in the House of Commons expands what is considered fish habitat, by declaring that characteristics of water flow could be deemed to be fish habitat.

NorZinc’s exploration, development and production activities may be substantially affected by political and legislative factors beyond NorZinc’s control, any of which could materially adversely affect NorZinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Aboriginal Land Claims and Treaty Rights

Relations between the Company and potentially impacted aboriginal groups have the potential to delay or halt regulatory approval processes and project development or construction and increase project costs, which may negatively affect the economics of the Prairie Creek project.

The Canadian courts have confirmed that the Crown has a duty to consult with Aboriginal people, and to accommodate if necessary, when its decisions or actions may adversely affect Aboriginal rights and interests or treaty rights. Crown consultation has the potential to delay regulatory approval processes. In certain cases, respecting Aboriginal rights may mean regulatory approval may be denied or the conditions in the approval make the project economically challenging or not feasible. In addition to the potential impacts of such claims, development and construction may be inhibited, delayed or stopped which could result in, among other things, a significant increase in costs and/or cost overruns, delays, reduced support of the federal or territorial governments or challenges to, or the revocation of, regulatory approvals or permits and/or the need for additional regulatory processes, any of which could materially impact the overall feasibility or economic benefits of the Prairie Creek Project which, in turn, could have a material adverse effect on the Company and its business.

The Prairie Creek Mine is located on land claimed by NDDB of Nahanni Butte as their traditional territory. The NDDB is a “band” pursuant to the Indian Act RSC 1985 and is part of the Dehcho indigenous group. The members of the Dehcho are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982. The Federal Government has recognized that the inherent right of self-government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982.

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

Since the mid-1990s the Dehcho and the Federal Government and the Government of the Northwest Territories have been engaged in ongoing land settlement negotiations in what is referred to as the “Dehcho Process” whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory.

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

The Framework Agreement provides that no new water licences or land use permits will be issued under the MVRMA within the Dehcho territory except after written notice to the Dehcho First Nations and after a reasonable period of time for the Dehcho to make representations with respect to the application for such licence or permit. Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Dehcho territory without the support of the affected Dehcho First Nation.

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

Negotiations in the Dehcho Process continued intermittently since 2006.

A draft bilateral agreement was tabled and discussed in 2014. The draft agreement provided for land selection, the completion of a Dehcho Land Use Plan and the structure and responsibilities of a Dehcho Resource Management Authority. It was reported in January 2015 that the Government of the Northwest Territories offered the Dehcho First Nations land selection of 37,500 square kilometres of their traditional territory, with only surface rights, as well as a generalized interest in the subsurface equivalent of approximately 18% of the Dehcho Settlement Area. The Company understands from media reports that a revised draft bilateral proposal was tabled by Canada and the Government of the Northwest Territories in May 2018. It was reported that the new offer outlines two options. One has a $113 million cash settlement, with 48,000 square kilometres of surface and subsurface resource royalty rights, but no resource revenues from Crown land in the Mackenzie Valley. The other option is the same cash settlement, but with a smaller land offer of 42,000 square kilometres of surface and subsurface rights, and a small share in mineral royalties from development on Crown land in the Mackenzie Valley. It was reported that the governments’ latest land claim offer was rejected by the Dehcho First Nations General Assembly in July 2018.

The outcome of the Dehcho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Dehcho government within the Dehcho territory. It is expected that the negotiations towards a Dehcho Final Agreement will take many years to complete.

The Company cannot predict the impact, if any, that the Dehcho Final Agreement, if eventually approved and signed, may have on the Prairie Creek Mine or the permitting thereof.

A key feature of devolution was the establishment of an Intergovernmental Council which was established by the Northwest Territories Intergovernmental Agreement on Lands and Resources Management signed between the Government of the Northwest Territories, Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council and the Tłįchǫ Government as part of the Devolution Agreement which came into effect on April 1, 2014. The Intergovernmental Agreement allows for other Aboriginal organizations to become a party and the Government of the Northwest Territories is continuing discussions with the Dehcho First Nations and the Akaitcho Territory Dene First Nations about signing onto the Devolution Agreement and becoming members of the Council.

As part of devolution, the Government of the Northwest Territories also entered into the Northwest Territories Intergovernmental Resource Revenue Sharing Agreement with the Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council, and Tłįchǫ Government. The Resource Revenue Sharing agreement sets out terms and conditions for the sharing of resource revenues from public lands in the Northwest Territories among the Government of the Northwest Territories and Aboriginal government signatories to the Devolution Agreement. The Government of the Northwest Territories has committed to share up to 25% of its resource revenues with these Aboriginal governments.

NorZinc is not able to predict future government actions or determine the impact, if any, on its business or operations if the Dehcho First Nations sign on to the Devolution Agreement and becoming members of the Intergovernmental Council, or if the proposed Northwest Territories Minerals Resources Act is enacted. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on NorZinc.

Impact and Benefit Agreements with Aboriginal Groups

The Company has instituted policies to promote the achievement of participative and mutually beneficial relationships with the Aboriginal groups affected by the Prairie Creek project and is committed to working with such groups so they may realize benefits from the project and its operation.

Notwithstanding that the Company has entered into agreements with Aboriginal groups respecting the Prairie Creek Project, the issues are complex and the impact of Aboriginal relations on operations and development initiatives is uncertain. There is no guarantee that the Company will be able to satisfy the concerns of the Aboriginal groups and attempting to address such concerns may require significant and unanticipated capital and operating expenditures. Future disagreements with Aboriginal groups could result in legal challenges by Aboriginal groups alleging breach of contract. If successful, such claims could require the Company to pay unanticipated compensation or damages to one or more Aboriginal groups.

Metal Prices and Marketability of Concentrates

The market price of metals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of metals, including concentrates, from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of metals or concentrates produced.

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

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect NorZinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, NorZinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond NorZinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from NorZinc’s mining properties is dependent on metal prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from NorZinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and NorZinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting NorZinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The marketability of concentrates is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of concentrates, the effect of which cannot be accurately predicted.

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

The Company has signed non-binding Memoranda of Understanding (MOUs) with Korea Zinc and Boliden for the sale of its zinc concentrates (and with Korea Zinc for lead concentrates). The MOUs set out the intentions of the Company and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential. The Boliden MOU expires on June 30, 2019 and discussions have commenced with Boliden on the extension or revision to this MOU. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. In view of this, the Company is initiating an updated study to analyze the current market. Based on the current development timeline for Prairie Creek the first concentrate will be produced in 2022.

The actual sales agreements will likely provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners. Based on the current MOUs, payables and penalties will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU. Treatment and refining charges, including deductibles and penalties, vary with smelter location, and individual smelter terms and conditions. The economic model used in the 2017 FS has been prepared assuming average blended indicative treatment charges and penalties, however, no smelter or concentrate buyer has contractually committed to the assumed treatment charges or penalties. There can be no assurance that the assumed terms will be available to the Company.

Exchange Rate Fluctuations

Currency fluctuations may affect the costs that NorZinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

Mineral exploration and mining involves a high degree of risk.

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

There is no certainty that the expenditures made by NorZinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by NorZinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in NorZinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect NorZinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. NorZinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

There is uncertainty in the estimation of mineral reserves and mineral resources.

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond NorZinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty, which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of NorZinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on NorZinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of NorZinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require NorZinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

The Company is not insured to cover all potential risks.

NorZinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to NorZinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although NorZinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. NorZinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to NorZinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

NorZinc might also become subject to liability for pollution or other hazards which may not be insured against, or which NorZinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause NorZinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and NorZinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. NorZinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Executives and Conflicts of Interest

The Company is dependent on certain key executives and the loss of these executives may adversely affect corporate activity and results of operations.

NorZinc is dependent on the services of key executives, including its President and Chief Executive Officer, its Vice President of Exploration and Chief Operating Officer and its Chief Financial Officer. Due to the relatively small size of the Company, the loss of these persons or NorZinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving NorZinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which NorZinc may participate, the directors of NorZinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not NorZinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time, NorZinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of NorZinc’s business, and may expose NorZinc to new geographic, political, operating financial and geological risks. NorZinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of NorZinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of NorZinc’s ongoing business; the inability of management to maximize the financial and strategic position of NorZinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, NorZinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose NorZinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that NorZinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The resource industry is very competitive.

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. NorZinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than NorZinc. As a result of this competition, NorZinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, NorZinc’s operations and financial condition could be materially adversely affected.

Information Technology Systems Disruption

The Company relies on information technology systems and networks in the operation of its business. The Company could be materially and adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents or may be compromised by natural disasters or defects in software or hardware systems. The consequences of the Company’s information technology systems being compromised include material and adverse impacts on the Company’s financial condition, operations, production, and reputation.

Climate Change

Experience in recent years would indicate that winter seasons in the north of Canada have been getting somewhat shorter and a little warmer. The Company identified some climate change risks from reliance on a winter-only access road and with a large volume of concentrates to transport out from, and supplies to bring in to, the Prairie Creek Mine site, so the decision was taken to propose construction and operation of the ASR. Constructing and operating the ASR could be impacted by potential climate change. Natural thaw of discontinuous permafrost could lead to soil instability and potentially slope failures and ongoing road maintenance may be required to address zones of thaw and settlement, as well as local soil movement or erosion.

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

Share Price Volatility

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries.

The share price of NorZinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to NorZinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning NorZinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect NorZinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. NorZinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Shareholder Dilution

As of the date of this MD&A, there were 370,898,330 common shares outstanding and the Company had 14,610,000 share purchase options and 9,925,647 share units outstanding. The exercise or payout of all the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

Additional financing may be needed for business operations which may lead to dilution of the Company’s current shareholders. The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Additional Information and Cautionary Statements

Additional information relating to the Company is contained in the Company’s AIF in respect of the financial year ended December 31, 2018, available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.norzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s planned or proposed Prairie Creek Project operations including; future mine grades and recoveries; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; cost estimates for further construction and development of the Prairie Creek Project capital and operating cost estimates and long-term environmental reclamation obligations; exploration plans at the Prairie Creek Project and other exploration properties and the expected results thereof; the timing and process for obtaining operating permits; projected earnings before interest, taxes, depreciation and amortization on the Prairie Creek Mine; the timing of and amount of potential revenue; requirements for additional capital; and the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards; and the risks and uncertainties around the Company’s business.

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

Forward-looking statements by their very nature, involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company is exploring for or expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These forward-looking statements are also based on certain assumptions which the Company believes are reasonable, including that market fundamentals will result in sustained zinc, lead, silver and other commodity demand and prices, and such prices will be materially consistent with those anticipated; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as planned; the actual nature, size and grade of the Company’s mineral resources and reserves are materially consistent with such estimates; any additional financing required by the Company will be available on reasonable terms and when required; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be obtained on acceptable terms and in a timely fashion; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The material assumptions used to develop EBITDA projections for the Prairie Creek Mine are contained in the Prairie Creek Technical Report.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities, including under "Risk Factors" in the Company's AIF and in this MD&A under "Liquidity, Financial Condition and Capital Resources" and "Review of Financial Results”. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant. For the reasons set forth above, the reader should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Financial Measures

The EBITDA projections for the Prairie Creek Property summarized herein and contained in the Prairie Creek Technical Report (the “Company's Non-GAAP Financial Measures”) are not measures recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by GAAP. The Company's Non-GAAP Financial Measures are presented herein because management of the Company believes that such measures represent a reasonable approximation of projected operating income and are relevant for evaluating projected returns on the Prairie Creek Property. The Company's Non-GAAP Financial Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP financial measures as reported by such organizations. There is no measure contained in the Company's financial statements that provides a direct comparison to the Company's Non-GAAP Financial Measures, as cash flows from operating activities would be the most directly comparable measure, but the Company does not currently have any operations and does not present operating income in its financial statements. The Company's Non-GAAP Financial Measures should not be construed as alternatives to net income, cash flows related to operating activities, or other financial measures determined in accordance with GAAP, as an indicator of the Company's projected performance.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The United States Securities and Exchange Commission (the “SEC”) only permits U.S. mining companies, in their filings with the SEC who comply with SEC Industry Guide 7, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as, “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” which are not defined terms under SEC Industry Guide 7 and are historically not permitted to be used in reports and registration statements filed with the SEC. U.S. investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. U.S. investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be obtained from NorZinc, or from the SEC’s website at www.sec.gov.

Exhibit Number	Description of Document
1.1	Notice of Articles
4.1	Employment Agreement between the Company and Alan Taylor dated January 1, 2010. (1)
4.2	Employment Agreement between the Company and Trevor Cunningham dated January 17, 2011. (2)
4.3	Employment Agreement between the Company and Robert J. (Don) MacDonald dated May 4, 2018.
4.4	Fixed Stock Option Plan of the Company.
4.5	Deferred Share Unit Plan (Non-Employee Directors) of the Company.
4.6	Restricted Share Unit Plan of the Company.
4.7	Base Metal and Precious Metal Net Smelter Returns Royalties Agreement dated May 31, 2013. (3)
4.8	Underwriting Agreement dated June 16, 2016 as amended and restated as of June 28, 2016 (4)
4.9	RCF VI CAD LLC Subscription Agreement dated May 14, 2018
4.10	Amended and Restated Investor Agreement as amended and restated as of dated July 10, 2018
12.1	Certification of President pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as exhibit 4.7 to the Company’s 20-F annual report filed on May 13, 2010.
(2)	Previously filed as exhibit 4.8 to the Company’s 20-F annual report filed on May 2, 2011.
(3)	Previously filed as exhibit 4.9 to the Company’s 20-F annual report filed on April 30, 2015.

(4)	Previously filed as exhibit 4.12 to the Company’s 20-F annual report filed on March 22, 2017.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated at Vancouver, British Columbia, this 15th day of March, 2019.

NorZinc Ltd.

“Robert J. (Don) MacDonald”
Per: (signed) Robert J. (Don) MacDonald
Title: President, Chief Executive Officer & Director